Form 20-F
period 1999-12-31
CELANESE AG
filed 2000-03-31
CIK 1095442

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                         COMMISSION FILE NUMBER 1-15419

                                  CELANESE AG
             (Exact name of Registrant as specified in its charter)

                              CELANESE CORPORATION
                (Translation of Registrant's name into English)

                          FEDERAL REPUBLIC OF GERMANY
                (Jurisdiction of incorporation or organization)

                        65926 FRANKFURT AM MAIN, GERMANY
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act.

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
      Ordinary Shares with no par value                   New York Stock Exchange

                            ------------------------

     Securities registered or to be registered pursuant to Section 12(g) of the
                                      Act

                                      NONE
                                (Title of Class)
                            ------------------------

      Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act

                                      NONE
                                (Title of Class)
                            ------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Ordinary Shares with no par value...........................55,915,369
                           (as of December 31, 1999)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes [X]                             No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                 Item 17 [ ]                        Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

                                                              PAGE
                                                              ----
Item 1. Description of Business.............................     3
  Introduction..............................................     3
  Background................................................     3
  Segment Overview..........................................     4
  Strategy..................................................     5
  Segments..................................................     6
  Other Activities..........................................    18
  Discontinued Operations...................................    18
  Raw Materials and Energy..................................    18
  Intellectual Property.....................................    19
  Research and Development..................................    19
  Environmental and Other Regulation........................    20
  Employees.................................................    22
Item 2. Description of Property.............................    23
Item 3. Legal Proceedings...................................    25
Item 4. Control of Registrant...............................    28
Item 5. Nature of Trading Market............................    29
  General...................................................    29
  Trading on the Frankfurt Stock Exchange...................    29
  Trading on the New York Stock Exchange....................    30
Item 6. Exchange Controls and Other Limitations Affecting
  Security Holders..........................................    31
Item 7. Taxation............................................    31
Item 8. Selected Financial Data.............................    35
Item 9. Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................    38
  Introduction..............................................    38
  1999 Compared with 1998...................................    40
  1998 Compared with 1997...................................    47
  Liquidity and Capital Resources...........................    51
  Environmental Matters.....................................    52
  Market Risks..............................................    53
  Year 2000.................................................    55
  Introduction of the Euro..................................    56
  Outlook...................................................    56
Item 9A. Quantitative and Qualitative Disclosures about
  Market Risk...............................................    56
Item 10. Directors and Officers of Registrant...............    58
Item 11. Compensation of Directors and Officers.............    63
Item 12. Options to Purchase Securities from Registrant or
  Subsidiaries..............................................    64
Item 13. Interest of Management in Certain Transactions.....    64
                          PART II

Item 14. Description of Securities to be Registered.........    65
                          PART III

Item 15. Defaults Upon Senior Securities....................    65
Item 16. Changes in Securities and Changes in Security for
  Registered Securities.....................................    65
                          PART IV

Item 17. Financial Statements...............................    65
Item 18. Financial Statements...............................    65
Item 19. Financial Statements and Exhibits..................    65
Index to Consolidated Financial Statements..................   F-1

                               ------------------

                                  INTRODUCTION

     Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, "Celanese" refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "Celanese" refers solely to Celanese AG and its consolidated affiliates. See Note 1 to the Consolidated Financial Statements for Celanese contained in this Annual Report (the "Consolidated Financial Statements").
                            ------------------------

                             ADDITIONAL INFORMATION

     Celanese furnishes its U.S. shareholders with annual reports in English. These annual reports include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Celanese also furnishes its U.S. shareholders quarterly reports in English in accordance with U.S. GAAP that include unaudited interim consolidated financial information. Celanese furnishes its U.S. shareholders in English, all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. Celanese transmits English versions of these notices, reports and announcements to ChaseMellon Shareholder Services, Celanese's transfer agent and registrar in New York, New York. The transfer agent arranges for the prompt mailing of copies of these materials to all of Celanese's U.S. shareholders. As a foreign private issuer, Celanese is exempt under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") from the proxy rules and the short-swing profit recovery provisions of Section 16 of the Exchange Act.

     Celanese is subject to the informational requirements of the Exchange Act and files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Celanese may be examined, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois, 60661-2511 and Room 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials are also available by mail from the Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. More information on the public reference rooms can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celanese, that file electronically with the Commission. Shares of Celanese are traded on the New York Stock Exchange; the materials submitted by Celanese to the New York Stock Exchange are also available for inspection and copying at their offices located at 20 Broad Street, New York, New York 10005.

     The Consolidated Financial Statements were prepared in accordance with U.S. GAAP for all periods presented. The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred to Celanese from Hoechst Aktiengesellschaft ("Hoechst") in a demerger which became effective on October 22, 1999. The Consolidated Financial Statements and other financial information included in this Annual Report, unless otherwise specified, have been presented to exclude the effects of discontinued operations. See "Item 1. Description of Business-Discontinued Operations". The Consolidated Financial Statements, for the periods prior to the effective date of the demerger from Hoechst, assume that Celanese had existed as a separate legal entity with five business segments, Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods.

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro or E as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Celanese does not represent that these restated euro amounts for periods ended on or before December 31, 1998, actually represent the DM amounts in the Consolidated Financial Statements as prepared or could be converted into DM at the rate indicated. Since January 1, 1999, Celanese's Consolidated Financial Statements have been prepared in euro and are no longer restated from Deutsche Mark into euro. U.S. dollar or U.S. $ amounts are unaudited and have been converted solely for convenience of the readers for the year ended December 31, 1999 from euro into U.S. dollars, at an exchange rate of U.S.$1.0070 per E1.00, the noon buying rate in the City of New York for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 1999. For information regarding recent rates of exchange between euro and U.S.$, see "Item 8. Selected Financial Data-Exchange Rate Information." Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

     On March 20, 2000, the Noon Buying Rate for the euro was U.S.$.9710 per E1.00.

                            ------------------------

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Annual Report contains certain forward-looking statements and information relating to Celanese that are based on the beliefs of its management as well as assumptions made by and information currently available to Celanese. When used in this document, words such as "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to Celanese or its management, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes in general economic, business and political conditions, fluctuating exchange rates, the length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors and by regulatory authorities, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, and various other factors, both referenced and not referenced in this Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual results, performance or achievements of Celanese may vary materially from those described herein as anticipated, believed, estimated or expected. Celanese does not intend, and does not assume any obligation, to update these forward-looking statements, which speak only as of their dates.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

INTRODUCTION

     Celanese is a leading global industrial chemicals company with strong competitive positions in its major products and production technologies. Celanese's headquarters is currently located in Frankfurt am Main, Germany but is expected to be relocated to Kronberg/Taunus, Germany in the near future. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. For the year ended December 31, 1999, Celanese had net sales of E4,318 million and an operating loss of E521 million from continuing operations. At December 31, 1999, Celanese had approximately 14,900 employees worldwide from continuing operations. Celanese has 32 production plants and five research centers in nine countries. Most of Celanese's facilities are located in the Americas, principally in the three North America Free Trade Association, or NAFTA, countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures, in Asia. In 1999, 60 percent of net sales was derived from sales in North America, 37 percent from sales in Europe, 2 percent from sales in Asia and Australia and 1 percent from sales in the rest of the world. Celanese has a large and diverse global customer base comprised principally of major industrial companies. In 1999, sales to the 10 largest customers of Celanese accounted for less than 20 percent of its net sales and the single largest customer represented less than 5 percent of its net sales. As of December 31, 1999, Celanese had approximately 140,000 shareholders. Its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

BACKGROUND

     Celanese traces its roots to 1918 when The American Cellulose & Chemical Manufacturing Company was founded in the United States by two Swiss brothers, Drs. Camille and Henry Dreyfus, to produce acetate fibers for fabrics used in linings, apparel and home furnishings.

     Following the successful start-up of this company, Celanese expanded its operations in the United States. In the mid-1940s, Celanese commenced operation of facilities for the production of basic chemicals and chemical intermediates. In the 1950s, Celanese became a supplier of acetate tow.

     In the 1960s, Celanese further expanded the scope of its activities. Celanese started production of non-cellulosic fibers, such as polyester and nylon, and developed and commercialized acetyl copolymer resin technology.

     Since the mid-1940s, Celanese constructed and acquired significant production and research facilities in North America and abroad and also entered into a number of joint ventures in North America, Europe and the Far East with other acetates, basic chemicals and plastics producers. In particular, in the technical polymers area, Celanese entered into two joint ventures, one with Hoechst, which was named Ticona, and another with the Japanese company Daicel Chemical Industries Ltd. ("Daicel"), named Polyplastics Co., Ltd. ("Polyplastics"), to manufacture and market acetyl copolymer resins based on Celanese licensed technology.

     In 1987 Hoechst acquired Celanese Corporation. Following the acquisition, Hoechst proceeded to integrate its complementary chemicals and technical polymers operations with the businesses of Celanese, establishing a combined basic chemicals, acetates and technical polymers business of global scale.

     In 1994, Hoechst embarked on a comprehensive review and re-evaluation of its strategic goals. Hoechst decided to concentrate on life sciences and to transfer operational responsibility for the different businesses to the management of legally separate companies. As a result of this process, Hoechst's basic chemicals and acetates businesses were combined and were reported by Hoechst under its Celanese segment and Hoechst's technical polymers businesses were combined and were reported by Hoechst under its Ticona segment.

     In implementing the strategy to realign and to change the focus of its business, Hoechst restructured and divested many of its activities in the industrial sector. As part of this process, Hoechst shareholders, at an extraordinary general meeting on July 15 and 16, 1999, approved the demerger, or spin-off, to Celanese AG of the basic chemicals, acetates and technical polymers businesses that were reported by Hoechst in its Celanese and Ticona segments, as well as some other businesses and activities of Hoechst. The demerger became effective on October 22, 1999. On that date Hoechst distributed all of the outstanding shares of Celanese to Hoechst's shareholders, with each Hoechst shareholder receiving one Celanese share for every 10 Hoechst shares owned.

SEGMENT OVERVIEW

     Celanese is an integrated company that operates through five principal business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products.

     Acetyl Products. This segment produces and supplies acetyl products, including acetic acid and vinyl acetate monomer. Acetic acid is a commodity used in the production of other basic chemicals. Vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Celanese is the world's leading producer of acetic acid and vinyl acetate monomer and the largest producer of methanol, the major raw material used for the production of acetic acid, in North America.

     Chemical Intermediates. This segment produces and supplies chemical intermediates, including acrylic acid, acrylates, organic solvents and other intermediates. Acrylic acid and acrylates are used in the manufacture of superabsorbent polymers, paints and coatings, adhesives and in water treatment applications. Most of the other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products.

     Acetate Products. This segment primarily produces and supplies acetate filament and staple, and acetate filter products. Products from this segment are found in fashion apparel, linings, home furnishings and cigarette filters. Celanese is one of the world's leading producers of acetate tow, including production by its joint ventures, and acetate filament.

     Ticona. This segment develops and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer goods, often replacing metal or glass. Together with its 45 percent-owned affiliate Polyplastics and its 50 percent-owned affiliate Korea Engineering Plastics Company Ltd. ("Korea Engineering Plastics"), Celanese is a leading participant in the global technical polymers business.

     Performance Products. This segment includes Trespaphan, the oriented polypropylene, or OPP, films business, which produces thin films used in packaging of products such as foodstuffs and cigarette packs, in labels and the production of capacitors. It also includes Nutrinova, the high intensity sweetener and food protection ingredients business.

     The chart below illustrates each segment's share of total segment net sales to external customers in 1999. In total, the segments accounted for 99 percent of Celanese's net sales in 1999.

                1999 NET SALES TO EXTERNAL CUSTOMERS BY SEGMENT
GRAPH

Acetyl Products                                                                   34%
Chemical Intermediates                                                            20%
Ticona                                                                            19%
Acetate Products                                                                  17%
Performance Products                                                               9%
Other Activities                                                                   1%

OTHER ACTIVITIES

     The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, consisting primarily of general corporate functions and companies which provide infrastructure and procurement services.

STRATEGY

     Celanese's management has identified the following five key strategies for continuing growth and increasing value for Celanese shareholders:

     Strengthen Celanese's established global presence. Celanese operates facilities throughout the world and intends to leverage its existing infrastructure and expertise to expand in growth markets.

     Enhance leading technology positions. Celanese intends to build on the leading technology positions it holds in core products such as acetic acid, vinyl acetate monomer, acrylic acid, and in a number of high performance technical polymers.

     Generate value-added solutions for customers. Celanese's Ticona segment intends to continue to specialize in the development of new products and applications for its products, often developing tailored solutions to meet the specifications of its customers.

     Achieve cost efficiencies through rationalization. Celanese is implementing or intends to implement restructuring programs in each of its businesses designed to:

     -  Reduce global manufacturing costs,

     -  Cut selling and general administrative costs,

     -  Lower costs for purchased raw materials, and

     -  Optimize its chemical supply chain.

     Optimize Celanese's portfolio. Acquisitions, divestitures and joint ventures will be an integral component of managing Celanese's asset base to increase profitability and shareholder value. Celanese will continue to evaluate its portfolio to create a more balanced mix of commodity and specialty products, thereby reducing the cyclical effects in the chemical industry on Celanese and to stabilize Celanese's earnings over the cycle. In the fourth quarter of 1999, Celanese completed sales of a number of its non-core businesses, including its ethylene oxide/ethylene glycol business, its U.S. and Japanese separation products business, Celgard, its polyester business in Canada, and its interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures. In the first quarter of 2000, Celanese sold its phosphorous and phosphorous derivatives business conducted by the Thermphos Group and signed letters of intent for the sale of its polyvinyl chloride business conducted by Vintron as well as its 50 percent interest in the

Vinnolit polyvinyl chloride joint venture. Additional assets may be divested as Celanese continues to evaluate its business portfolio. The chemical industry is in the midst of a restructuring wave and Celanese intends to be an active participant, whether through acquisitions, joint ventures or alliances, such as Ticona's December 1999 acquisition of a 50 percent interest in Korea Engineering Plastics, a leader in the marketing and production of polyacetals in Korea.

ACETYL PRODUCTS

     The Acetyl Products segment consists of three business lines: Methyls, Acetyls and Acetyl Derivatives. All business lines in this segment conduct business using the "Celanese" trade name. The following table lists key Acetyl Products and their major markets.

--------------------------------------------   --------------------------------------------
 KEY ACETYL PRODUCTS                           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Methanol                                      Formaldehyde, Acetic Acid and Methyl
                                                Tertiary Butyl Ether or MTBE, a gasoline
                                                additive
--------------------------------------------   --------------------------------------------
 Acetic Acid                                   Vinyl Acetate Monomer, Acetic Anhydride and
                                                Purified Terephthalic Acid or PTA, an
                                                intermediate used in the production of
                                                polyester resins, films and fibers
--------------------------------------------   --------------------------------------------
 Vinyl Acetate Monomer                         Paints, Adhesives, Paper Coatings, Films and
                                                Textiles
--------------------------------------------   --------------------------------------------
 Acetic Anhydride                              Cellulose Acetate and Pharmaceuticals
--------------------------------------------   --------------------------------------------
 Acetate Esters                                Coatings, Inks
--------------------------------------------   --------------------------------------------

Business Lines

     Methyls.  The Methyls business line produces:

     - Methanol, a basic chemical building block used in the production of a variety of chemical intermediates;

     - Formaldehyde, a methanol derivative primarily used to produce adhesive resins for plywood, particle board, polyacetal engineering resins and a compound used in making polyurethane;

     - Paraformaldehyde, a solid form of formaldehyde used to make glyphosate herbicides and in coating applications;

     - Formcel(R), a water-free formaldehyde solution used in the production of linking agents for coatings; and

     - Polyol products such as pentaerythritol, used, for example, in coatings and synthetic lubricants; trimethylolpropane, used, for example, in synthetic lubricants; neopentyl glycol, used, for example, in powder coatings; and 1,3 butylene glycol, used, for example, in flavorings and plasticizers.

     Prices for most of the products in the Methyls business line are dependent on world market prices for methanol, a commodity produced by numerous manufacturers in all parts of the world. The principal raw material for these products is natural gas, from which methanol is derived. Celanese purchases natural gas from numerous sources and substantially all its North American requirements of acetaldehyde, which is used in the making of polyols, from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier, but acetaldehyde is also available from other sources. Celanese is a leading producer of acetaldehyde in Europe.

     Most of Celanese's methanol production is used internally, principally in the production of formaldehyde and acetic acid. The balance is sold to the merchant market of which approximately one third is used for the production of methyl tertiary butyl ether, or MTBE, which is a gasoline additive.

     On March 25, 1999, the governor of California issued an executive order to phase out the use of MTBE by December 31, 2002 in California, and other states are considering whether to implement similar phase-out programs. Since then, a Blue Ribbon Committee sponsored by the United States Environmental Protection Agency ("EPA") recommended that usage of MTBE should be significantly reduced. Recently the Clinton administration proposed an amendment to the CleanAir Act which would result in such a reduction. Since this proposal has not been adopted by Congress and other states have not yet issued orders, it is premature at this time to assess the future impact of these measures on Celanese. However, these measures are likely to lead to reduced usage of MTBE and therefore may result in increased overcapacity in methanol and may adversely affect prices for methanol and Celanese's other products in the Methyls business line. Celanese does not manufacture MTBE but sells methanol to customers who produce MTBE.

     Acetyls. The Acetyls business line produces two principal products, acetic acid and vinyl acetate monomer. Acetic acid is used to manufacture vinyl acetate monomer and other acetyl derivatives. Celanese manufactures acetic acid for its own use, for example, by the Acetyl Derivatives business line. Celanese also sells acetic acid to third parties, including producers of purified terephthalic acid, or PTA, and to other participants in the acetyl derivatives business. Vinyl acetate monomer is used in a variety of adhesives, paints, films, coatings and textiles.

     Celanese is the world's leading producer of acetic acid and is also the world's leading producer of vinyl acetate monomer, according to the Tecnon Consulting World Network Acetic Acid and Vinyl Acetate 1996-2006 World Survey.

     Acetyls, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in this business line are ethylene, which Celanese purchases from multiple suppliers; methanol, which Celanese manufactures itself; carbon monoxide, most of which is manufactured by Celanese; and butane, which is purchased from several suppliers. All these raw materials are themselves commodities and are available from a wide variety of sources.

     Celanese's production of acetyl products employs leading proprietary and licensed technologies, including acid-optimization technology. Management believes that Celanese's Clear Lake, Texas facility, which uses these technologies, is one of the world's lowest cost acetic acid plants.

     Acetyl Derivatives. The Acetyl Derivatives business line produces a variety of solvents and other products, which in turn are used primarily in the manufacture of cellulose acetate, paints and coatings, and adhesives.

     Many products of the Acetyl Derivatives business line are derivatives from Celanese's production of acetic acid and oxo alcohols. Primary products in this business line are:

     - Ethyl acetate, a solvent used in coatings, inks and adhesives and in the manufacture of, among other things, photographic films and coated papers;

     - Butyl acetate, a solvent used, for example, in inks, pharmaceuticals and perfume;

     - Propyl acetate, a solvent used, for example, in inks, lacquers and plastics;

     - Methyl ethyl ketone, a solvent used, for example, in the production of printing inks and magnetic tapes;

     - Acetic anhydride, an agent in the preparation of cellulose acetate, detergents and pharmaceuticals;

     - Acetaldehyde, a major feedstock for the production of polyols and acetic acid. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products;

     - Butyric acid, an intermediate for the production of esters used, for example, in artificial flavors;

     -  Propionic acid, an organic acid used to protect and preserve grain; and

     - Formic acid, an organic acid, used, for example, in textile dyeing and leather tanning.

     Acetyl derivatives are commodity products characterized by pricing cycles. The principal raw materials used in the Acetyl Derivatives business line are acetic acid and various alcohols, all of which Celanese manufactures for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business.

Facilities

     The Acetyl Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain, and Germany. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets. For example, in Singapore, Celanese built a vinyl acetate plant which started production in the third quarter of 1997, with a nameplate capacity of 170,000 metric tons per year and an acetate esters plant which started production in January 2000 with a nameplate capacity of 100,000 metric tons per year. At the same site, Celanese is also completing an acetic acid plant with a nameplate capacity of 500,000 metric tons per year, which will use leading acid-optimization technology. Celanese has completed closures of its high cost acetic acid plant in Frankfurt, Germany, a full site closure of its acetaldehyde capacity in Lillebonne, France, and has begun the process of a full site closure of its acetyl chemicals capacity in Celaya, Mexico. Celanese also has a joint venture in Saudi Arabia for this business segment.

Markets

     The following chart illustrates the 1999 net sales by destination of Celanese's Acetyl Products segment by geographic region.

                1999 NET SALES BY DESTINATION - ACETYL PRODUCTS
GRAPH

North America                                                59%
Europe                                                       26%
Asia/Australia                                               13%
Rest of World                                                 2%

     In the Methyls business line, the markets for the methanol and formaldehyde product lines are highly regional and highly dependent on the demand for products made from methanol and formaldehyde. In addition to its own production demands for these chemicals, Celanese's production is used by manufacturers of chemical intermediates and, to a lesser extent, by manufacturers in the wood products industry. Methanol and formaldehyde are mainly sold into the merchant market to a few regional customers. Celanese typically enters into short-term contracts for the sale of methanol. The sale of formaldehyde, primarily to customers in the chemical derivatives industry, is based on long-term agreements. Polyols are sold globally to a wide variety of customers, primarily in the coatings and resins and the specialty products industries.

     The Acetyls business line is a global business which has several large customers, each of which purchases Celanese's products in different regions. Generally, Celanese supplies these global customers under multi-year contracts. The customers of the Acetyls business line produce polymers used in water based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

     Acetyl derivatives are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of the Acetyl

Derivatives business line are primarily engaged in the production of paints and coatings and adhesives. In addition to its own demand for acetyl derivatives to produce cellulose acetate, Celanese sells acetyl derivatives to other participants in the cellulose acetate industry.

Competition

     Principal competitors of Celanese in the Acetyl Products segment include Methanex Corporation ("Methanex"), Perstorp Inc. and Borden Chemicals & Plastics L.P. in Methyls; Acetex Corporation, BP Amoco p.l.c. ("BP Amoco"), Daicel, Eastman Chemical Corporation ("Eastman"), Millennium Chemicals Inc. ("Millennium") and Union Carbide Corporation ("Union Carbide") in Acetyls; and Eastman, Union Carbide, BP Amoco and Showa Denko K.K. in Acetyl Derivatives.

CHEMICAL INTERMEDIATES

     The Chemical Intermediates segment consists of three business lines:
Acrylates, Oxo Products and Specialties. All business lines in this segment conduct business using the "Celanese" trade name. The following table lists key Chemical Intermediates products and their major markets.

--------------------------------------------   --------------------------------------------
 KEY CHEMICAL INTERMEDIATES PRODUCTS           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Acrylic Acid and Acrylates                    Superabsorbent Polymers, Coatings and
                                                Adhesives
--------------------------------------------   --------------------------------------------
 Amines                                        Agricultural Products and Water Treatments
--------------------------------------------   --------------------------------------------
 Carboxylic Acids                              Lubricants, Detergents and Specialties
--------------------------------------------   --------------------------------------------
 Oxo Alcohols                                  Plasticizers, Acrylates, Esters, Solvents
                                                and Inks
--------------------------------------------   --------------------------------------------

BUSINESS LINES

     Acrylates.  The Acrylates business line produces and supplies:

     - Acrylic acid and a variety of acrylates, such as methyl acrylate, ethyl acrylate, butyl acrylate and 2-ethylhexyl acrylate.

     The primary end uses of acrylic acid and acrylates are in the manufacture of:

     -  Superabsorbent polymers that are used, for example, in diapers;

     -  Paints and coatings;

     -  Adhesives; and

     -  Water treatment applications, such as flocculating agents.

     Prices for acrylate products are subject to the cyclical trends in the basic chemicals industry.

     The primary raw materials for these products are propylene, which Celanese purchases from a variety of sources, and oxo alcohols, which it produces itself.

     The expansion of acrylic acid annual production capacity at the Clear Lake, Texas plant to 290,000 metric tons was completed in the first half of 1998. Celanese has expanded further into the European market by operating a plant owned by The Dow Chemical Company ("Dow") at a site in eastern Germany, which came on stream in February 2000. Through this project, Celanese produces acrylic acid and esters, sharing 50 percent of the offtake with Dow.

     Oxo. The Oxo business line produces organic solvents and intermediates such as:

     - Butanol, used as a solvent for lacquers, dopes and thinners, and as an intermediate in the manufacture of chemicals, such as butyl acrylate;

     - Propanol, used as an intermediate in the production of amines for agricultural chemicals and as a solvent for inks, resins, insecticides and waxes;

     - Butyraldehyde, used, for example, in the production of polyols, alcohols, safety glass and fabric coatings, and as an intermediate for 2-ethylhexanol and butanol;

     - Propionaldehyde, used, for example, in the manufacture of propanol, the synthesis of fertilizers, and in flavor and fragrance chemicals; and

     - 2-ethylhexanol, used as an intermediate, for example, for plasticizers and fuel additives, and in the production of 2-ethylhexyl acrylate, which in turn is used, for example, to manufacture water based resins for paint, textiles and paper coatings.

     Generally, demand for oxo products depends on developments in the construction and automotive industries. Uses for this business line's products are, to a large degree, in the manufacture of lacquers and paints, as well as in plasticizers, which can be found in floorings, PVC flex cables, synthetic leather and covers for car chassis. They are also used in smaller scale automotive applications, such as safety glass, synthetic motor oils or as cetane enhancers.

     Prices for oxo products, like other basic chemical commodity prices, follow cyclical trends.

     The primary raw materials for these products are ethylene and propylene, both of which are purchased from a variety of sources, and synthesis gas, which is manufactured from crude oil or natural gas.

     A substantial portion of the Oxo business line products is consumed by other Celanese business lines.

     Specialties.  The Specialties business line produces:

     - Carboxylic acids such as pelargonic acid, used in detergents and synthetic lubricants, and heptanoic acid, used in plasticizers and synthetic lubricants;

     - Amines such as methyl amines, used in agrochemicals, monoisopropynol amines, used in herbicides, and butyl amines, used in the treatment of rubber and in water treatment;

     - Oxo derivatives and special solvents, such as crotonaldehyde, which is used by the Performance Products segment for the production of sorbates, as well as raw materials for the fragrance and food ingredients industry; and

     - The CelActiv(R) catalyst product range, used in applications for hydrogenation reactions and related processes, as well as the Hoecat(R) catalyst product range, used in the hydrogenation of fatty acids, fats and oils.

     The prices for these products are relatively stable due to long-term contracts with customers whose industries are not, generally, subject to the cyclical trends of commodity chemicals.

     The primary raw materials for these products are olefins and ammonia, which are sourced from the world market based on international prices.

Facilities

     The Chemical Intermediates segment has production sites in the United States, Germany and Mexico.

     In the past several years, Celanese has expanded production at its Bay City, Texas, its Bucks, Alabama and its Oberhausen, Germany, sites. These have been low cost, incremental expansions of butanol, 2-ethylhexanol, alkyl amines and carboxylic acid capacities that were made in response to increased demand for these products from both customers and other Celanese business lines. These expansions have reduced average production unit costs for all derivative products.

Markets

     The following chart illustrates the destination of the 1999 net sales of Celanese's Chemical Intermediates segment by geographic region.

             1999 NET SALES BY DESTINATION - CHEMICAL INTERMEDIATES
GRAPH

North America                                                 56%
Europe/Africa                                                 35%
Asia/Australia                                                 6%
Rest of World                                                  3%

     The market for the Acrylates business line is characterized by a large number of medium and small customers and only a few large customers. These customers are distributed across a broad range of acrylate end users. Celanese focuses on the merchant market, where it is a preferred supplier because other large suppliers are integrated forward into acrylate derivatives and compete with many of these customers. Celanese believes a key to success in this business is the ability to be a competitive and reliable supplier while investing in the business to support long-term growth. Celanese's Oxo business line has a broad customer base, and Celanese has long-standing relationships with most of these customers.

     The Specialties business line primarily serves global markets in the synthetic lubricant, agrochemical, rubber processing and other specialty chemical areas. Much of the Specialties business line involves "one customer, one product" relationships, where the business develops customized products with the customer, but the Specialties business line also sells chemicals which are priced more like commodity chemicals.

Competition

     The Chemical Intermediates segment competes with, among others, BASF AG ("BASF"), Rohm & Haas Company, Elf Atochem S.A. and Nippon Shokubai Co., Ltd in Acrylates; and BASF, Eastman and Union Carbide in Oxo and Specialties. Air Products and Chemicals, Inc. is also a significant competitor of the Specialties business line.

ACETATE PRODUCTS

     The Acetate Products segment consists of two major business lines, acetate filament and acetate filter products, and one small business line, advanced fiber materials. All these business lines use the "Celanese" brand to market their products. The following table lists key products of the Acetate Products segment and their major markets.

--------------------------------------------   --------------------------------------------
 KEY ACCETATE PRODUCTS                         MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Acetate Filament                              Fashion Apparel, Linings and Home
                                                Furnishings
--------------------------------------------   --------------------------------------------
 Acetate Filter Products                       Cigarette Filters
--------------------------------------------   --------------------------------------------

Business Lines

     Products from the two major business lines are found in fashion apparel, linings and home furnishings and cigarette filters. Advanced fiber materials are used in high temperature resistant products as well as in aerospace and in industrial applications. According to the 1997 Stanford Research Institute International

Chemical Economics Handbook, Celanese is the world's leading producer of both acetate tow, including production by its joint ventures, and acetate filament.

     Acetate products are made by processing wood pulp with acetic anhydride to form acetate flake. Celanese purchases from major suppliers wood pulp which is made from reforested trees and produces acetic anhydride internally. The acetate flake is then spun into acetate fiber in the form of a tow band or filament. The Acetate Filament business line supplies products primarily to the textiles industry. Demand for acetate filament is dependent on fashion trends and the world economy. Recent fashion changes, such as the trend to casual office wear, have negatively affected demand for lining and shell material. In addition, depressed market conditions in Asia have significantly affected the overall global textile business and negatively affected consumption of all fibers, including acetate. Celanese is working more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate's suitability for high end fashion apparel due to its breathable and luxurious qualities. Celanese is also pursuing opportunities in other market segments such as men's shirts and pants.

     The Acetate Filter Products business line produces acetate tow, which is used primarily in cigarette filters. Celanese has a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. World demand for acetate tow increased substantially during the early to mid-1990s, principally as a result of decisions by state-owned tobacco enterprises in China to convert production from unfiltered to filtered cigarettes. With the Chinese conversion to filtered cigarettes being substantially complete, demand growth from this source has slowed significantly. Currently, the acetate tow market is characterized by oversupply and projected demand growth is low.

     The Acetate Products segment is implementing a major cost reduction and operations improvement program. The program is directed toward achieving higher productivity of employees and equipment. Celanese has announced major steps to restructure its acetate products businesses as part of its strategy to maximize its global manufacturing efficiency. The Drummondville, Canada acetate filament facility will be shut down by the end of the first quarter of 2000. The Rock Hill, South Carolina, acetate filament facility is scheduled to be phased out by the end of the third quarter of 2001. The site will continue to produce acetate flake, which is used as a raw material for acetate filament and acetate tow production. Existing Rock Hill production will be shifted to Celanese's other acetate filament plants and acetate filament capacity at Ocotlan, Mexico will be expanded. As part of the rationalization of the manufacturing facilities of the Acetate Products segment, Celanese plans to close Ocotlan's acetate flake production by the third quarter of 2000. In addition, the filter products business plans to permanently reduce annual acetate tow capacity by 10,000 tons at Ocotlan by the third quarter of 2000. This will bring Celanese filter tow capacity more in line with projected sales.

Facilities

     The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China.

Markets

     The following chart illustrates the distribution of 1999 net sales of Celanese's Acetate Products segment by geographic region.

                1999 NET SALES BY DESTINATION - ACETATE PRODUCTS
GRAPH

North America                                                  41%
Asia/Australia                                                 32%
Europe                                                         21%
Rest of World                                                   6%

     In the acetate filament industry, Celanese's sales are made to a large number of textile companies which range in size from the largest in the industry to others which are quite small. The textile companies either weave or knit the acetate filament yarns to produce greige fabrics. The greige fabrics are then dyed and finished, either by the greige fabrics manufacturer or by converters who buy the fabrics and contract with dyeing and finishing companies to process the fabrics. The finished fabrics are sold to manufacturers who cut and sew the fabrics into apparel for retail stores. The textile industry, in particular the apparel portion of the industry, continues to undergo structural changes as production moves from high-wage to low-wage countries. In recent years, this has resulted in a changing customer base for all participants in the textile chain from the yarn manufacturer to the garment manufacturer. Depressed market conditions in Asia have reduced profitability in the textile industry throughout the world, with many manufacturers in the textile chain reducing capacity, vertically integrating with other manufacturers or exiting from the business. Celanese's Acetate Products business has been adversely affected by these trends in the industry.

     Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese typically enters into both long-term and short-term contracts with its major customers. Celanese's contracts with its largest customer, with which it has a long-standing relationship, have been entered into on a year-by-year basis, and its second largest customer has been supplied under a long-term contract that will expire at the end of 2000 and is being renegotiated. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

Competition

     Principal competitors in the Acetate Products segment include the Acordis Group, Daicel, Eastman, Rhodia S.A. ("Rhodia"), Mitsubishi Rayon Company, Limited ("Mitsubishi Rayon") and Novaceta.

TICONA

     Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers.

     The following table lists key Ticona products, for which Ticona has developed individual trademarks, and their major markets.

--------------------------------------------   --------------------------------------------
 KEY TICONA PRODUCTS                           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Hostaform(R)/Celcon(R)(Polyacetals)           Automotive, Electronics and Consumer
                                                Products
--------------------------------------------   --------------------------------------------
 GUR(R) (Ultra High Molecular Weight           Profiles, Battery Separators and Industrial
  Polyethylene or PE-UHMW)                      Specialties
--------------------------------------------   --------------------------------------------
 Celanex(R)/Vandar(R) (Polyester Engineering   Electrical, Electronics, Automotive,
  Resins)                                       Appliances and Consumer Products
--------------------------------------------   --------------------------------------------
 Vectra(R) (Liquid Crystal Polymers)           Electronics, Telecommunications and
                                                Automotive
--------------------------------------------   --------------------------------------------
 Fortron(R) (Polyphenylene Sulfide or PPS)     Electronics, Automotive and Industrial
--------------------------------------------   --------------------------------------------
 Celanese(R) Nylon 6/6                         Automotive
--------------------------------------------   --------------------------------------------

     Ticona's technical polymers have chemical and physical properties enabling them, among other things, to withstand high temperatures, resist chemical reactions with solvents and resist fracturing or stretching. These products are used in a wide range of performance-demanding applications in the automotive and electronics sectors and in other consumer and industrial goods, often replacing metal or glass.

     Ticona is an innovation-oriented business. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer's applications. Ticona's customer base consists primarily of a large number of plastic molders and component suppliers, which are often the primary suppliers to original equipment manufacturers, or OEMs. Ticona works with these molders and component suppliers as well as directly with the OEMs to develop and improve specialized applications and systems.

     Prices for most of these products, particularly specialized product grades for targeted applications, reflect the value added in complex polymer chemistry, precision formulation and compounding, and the extensive application development services provided. The specialized product lines are not particularly susceptible to cyclical swings in pricing. In standard grades, pricing is much more competitive, with many small minimum-service providers competing for volume sales.

Product Lines

     Following is a description of Ticona's principal product lines.

     Polyacetals are sold under Ticona's own trademarks, Celcon(R) in North America and Hostaform(R) in Europe and the rest of the world. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde in the United States from Celanese's Acetyl Products segment and, in Europe, manufactures formaldehyde from purchased methanol. Methanol is a readily available commodity.

     GUR(R), an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and artificial prostheses. Topas(R), a metallocene catalyst based cycloolefin copolymer, or COC, is a newly engineered material. Topas has been developed to be used in applications where transparency, high temperature resistance and gas barrier properties are key requirements, such as in optical applications and packaging films for sterile medical devices and food storage. Ticona is building the first commercial plant to produce Topas, which is expected to come on stream in the second half of 2000.

     The basic raw material for GUR and Topas is ethylene, a widely available commodity chemical with cyclical pricing. Smaller volume specialty co-monomers for COC production will be manufactured by Ticona.

     Polyesters such as Celanex(R) polybutylene terephthalate, or PBT, and Vandar(R) are used in a wide variety of automotive, electrical and consumer applications, including ignition system parts, radiator grilles, electrical switches, appliance housings, boat fittings and perfume bottle caps. Impet-Hi(R) polyethylene terephthalate, or PET, is a polyester which exhibits rigidity and strength useful in large injection molded part applications. Riteflex(R) is a co-polyester which adds flexibility to the range of high performance properties offered by Ticona's other products. Liquid crystal polymers, or LCPs, such as Vectra(R) are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron(R), a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron is manufactured by Fortron Industries, a 50-50 joint venture between Ticona and Kureha Chemicals Industry of Japan. Celstran(R), Compel(R) and Fiberod(R) are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. Celanese(R) Nylon 6/6, a polyamide, is resistant to lubricants and fuels, making it useful in automotive applications.

     Raw materials for these products vary. Base monomers for polyesters, such as dimethyl terephthalate or DMT and PTA, are widely available with pricing dependent on the broader polyester fiber and packaging resins market conditions. Smaller volume specialty co-monomers for these products are typically supplied by a few companies. Celanese has entered into long-term contracts for the supply of intermediate raw materials to produce Celanese Nylon 6/6.

Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany and the United States, as well as additional compounding facilities in the United Kingdom and Brazil. For the new COC materials, a Topas(R) production facility is being built in Oberhausen, Germany, and is expected to commence production in the second half of 2000. Polyplastics, in which Ticona holds a 45 percent interest, completed the construction of a production facility for polyacetals in Malaysia, which became operational in the first quarter of 2000. Polyplastics is a leading engineering resins supplier in the Asia/Pacific region. In addition to Polyplastics, Ticona strengthened its position in the Asia/Pacific region by acquiring a 50 percent share of Korea Engineering Plastics in December 1999. Korea Engineering Plastics is a leader in the marketing and production of polyacetals in Korea.

Markets

     The following chart illustrates the destination of 1999 net sales of the Ticona segment by geographic region.

                 1999 NET SALES BY DESTINATION - TICONA SEGMENT
[PIE CHART]

North America                                                                     56
Europe/Africa                                                                     40
Rest of World                                                                      2
Asia/Australia                                                                     2

     Ticona's consolidated net sales do not include the sales of Polyplastics or Korea Engineering Plastics, which are accounted for under the equity method. If Ticona's portion of the sales made by Polyplastics and Korea Engineering Plastics were included in the chart above, the percentage of sales sold in Asia/ Australia would increase substantially, reflecting Polyplastics' and Korea Engineering Plastics' leading positions in those markets. Ticona's principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers produce primarily engineered products, and Ticona works closely with its customers to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors to reach a larger customer base. For most of Ticona's product lines, contracts with customers typically have a term of one to two years.

Competition

     Ticona, together with its affiliates Polyplastics and Korea Engineering Plastics, is one of the leading participants in the global technical polymers business. Its principal competitors include Bayer AG, E. I. du Pont de Nemours and Company ("DuPont") and General Electric Company. Smaller regional competitors include Honeywell International Inc., Asahi/America, Inc., DSM NV ("DSM"), Mitsubishi, Royal Phillips Electronics N.V., Rhodia, Teijin Limited and Toray Industries Inc.

PERFORMANCE PRODUCTS

     The Performance Products segment consists of:

     - the oriented polypropylene or OPP films business conducted by Trespaphan, and

     -  the food ingredients business conducted by Nutrinova

     These businesses use their own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

--------------------------------------------   --------------------------------------------
 KEY PERFORMANCE PRODUCTS                      MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 OPP Films                                     Packaging, Labeling and Electrical
                                                Engineering (Capacitors)
--------------------------------------------   --------------------------------------------
 Sunett(R)                                     Beverages, Confections, Dairy Products and
                                                Pharmaceuticals
--------------------------------------------   --------------------------------------------
 Sorbates                                      Dairy Products, Baked Goods, Beverages,
                                                Animal Feeds, Spreads and Delicatessen
                                                Products
--------------------------------------------   --------------------------------------------

Business Lines

     OPP Films. The OPP films business line, conducted by Trespaphan, was formed in 1969. It manufactures and markets OPP films and is a significant participant in the world-wide OPP films business and has a leading position in Europe. Its OPP films are made from very pure polypropylene granules and are oriented, high strength films which are very thin, ranging from 3.5um (0.0035 mm) to 100um (0.1 mm), which is about twice the diameter of a human hair. OPP films are used in packaging of products such as foodstuffs and cigarette packs, in labels and, because of their extreme purity, for highly technical purposes in the production of capacitors.

     The primary raw material of this business line is polypropylene, which is readily available and is purchased from several third party suppliers. Prices for the majority of this business's products are extremely sensitive to demand, industry capacity and the cost of key raw materials.

     Food Ingredients. The food ingredients business conducted by Nutrinova was formed in 1997. Celanese's food ingredients business consists of two strategic business lines: high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates. Acesulfame K, a high intensity sweetener, marketed under the trademark Sunett(R) is used in a wide variety of beverages, confections and dairy products throughout the world.

     The primary raw materials of this business line are diketene and sulfur trioxide for Sunett(R) and ketene and crotonaldehyde for sorbic acids. Sunett pricing for targeted applications reflects the value added in the precision formulations and extensive technical services provided. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

Facilities

     Trespaphan's primary activities are in Europe and North America, with manufacturing plants in Germany, Mexico, France and South Africa. Trespaphan's manufacturing plant in the United Kingdom was closed at the end of 1999 as part of a strategic repositioning of the business. Nutrinova has production facilities in Germany.

Markets

     The following chart illustrates the destination of 1999 sales of the Performance Products segment by geographic region.

              1999 NET SALES BY DESTINATION - PERFORMANCE PRODUCTS
GRAPH

Europe/Africa                                                   59
North America                                                   28
Rest of World                                                   10
Asia/Australia                                                   3

     The market for OPP films is highly fragmented. Trespaphan has customers mainly in the food packaging and tobacco industries. Nutrinova markets Sunett directly, primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry under contracts which typically have one-year terms.

Competition

     Principal competitors of Trespaphan are Exxon Mobil Corporation, AET Inc., Formosa Plastics Corporation and Moplefan; Nutrinova's principal competitors are Monsanto Company, Inc., Holland Sweetener Company, Eastman, Daicel, several other Japanese manufacturers and several Chinese manufacturers.

OTHER ACTIVITIES

     The most significant of Celanese's Other Activities are its general corporate functions and companies which provide infrastructure and procurement services.

DISCONTINUED OPERATIONS

     As part of Celanese's plan to shed its non-core businesses, Celanese divested the following businesses during 1999:

     In September 1999, Teva Pharmaceutical Industries, Ltd. acquired all the outstanding shares of Copley Pharmaceutical, Inc. ("Copley"), of which Celanese owned approximately 52 percent.

     In December 1999, Celanese sold the following non-core businesses and investments:

     - its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to KoSa, a company owned by a consortium between Koch Industries, a U.S. company, and a Mexican company owned by Isaac Saba.

     - its ethylene oxide/ethylene glycol business to Old World Industries, Inc.

     - its U.S. and Japanese separation products business, Celgard, to Daramic Inc., a wholly owned subsidiary of Polypore Inc. Celgard manufactures and markets flat sheet separators for use in batteries, disposable lighters and blood oxygenators, and hollow fiber membranes for degassing liquids. Celanese expects to sell the remaining portion of this business during 2000.

     - its 46 percent holding in the fluoropolymer manufacturer Dyneon to the Minnesota Manufacturing and Mining Company ("3M"). Dyneon, a joint venture founded in 1996, was created to integrate the fluoropolymer businesses of 3M and Hoechst.

     - its 50 percent share in the polypropylene joint venture Targor to BASF. Founded in 1997, Targor GmbH was created to integrate the polypropylene businesses of BASF and Hoechst.

     Celanese's gross proceeds from these transactions totaled approximately E1,001 million.

     In January 2000, Celanese sold its phosphorus activities conducted by the Thermphos Group, which produces phosphorus and phosphorus derivatives, to a consortium that includes Thermphos' management.

     In February 2000, Celanese signed letters of intent with Advent International Corporation, a private equity firm that advises institutional funds for the sale of its subsidiary Vintron, a manufacturer of polyvinyl chloride located in Knapsack/Hurth, Germany, as well as its 50 percent interest in Vinnolit, a joint venture with Wacker Chemie GmbH and a leading European producer of high performance polyvinyl chloride or PVC. Both transactions are expected to be completed during 2000. For more information on Discontinued Operations, see Note 5 to the Consolidated Financial Statements.

RAW MATERIALS AND ENERGY

     Celanese purchases a variety of raw materials for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. Although some of Celanese's individual businesses may have single suppliers for some of their raw materials, Celanese is not dependent on a limited number of suppliers for essential raw materials. Celanese obtains its supplies of raw materials from a number of countries. Celanese has not experienced difficulty in obtaining sufficient supplies of raw materials in recent years and believes that it will be able to obtain them in sufficient quantities in the future. However, there can be no assurance that Celanese's ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

     Celanese's production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. In the United States, these raw materials and energy are predominantly purchased directly by Celanese's operating businesses. With respect to Celanese's European operations, most of these raw materials are centrally purchased by special purpose subsidiaries of Celanese which also buy raw materials on behalf of third parties.

INTELLECTUAL PROPERTY

     Celanese attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Celanese's policy is to seek the widest possible protection for significant product developments in its major markets. Patents may cover products, processes, intermediate products and product uses. Protection for individual products extends for varying periods in accordance with the date of grant and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new substances and formulations, as well as for unique applications and production processes. Celanese monitors its competitors and vigorously challenges patent and trademark infringement.

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese believes that the loss of no single patent which may expire in the next several years will materially adversely affect the business or financial results of Celanese.

     Celanese also seeks to register trademarks extensively as a means of protecting the brand names of its products, which brand names become more important once the corresponding patents have expired. Celanese protects its trademarks vigorously against infringement and also seeks to register design protection where appropriate.

RESEARCH AND DEVELOPMENT

     Celanese conducts its own research and development activities to increase its competitiveness. Celanese's United States research and development functions are located in Corpus Christi, Texas - Acetyl Products and Chemical Intermediates; Charlotte, North Carolina - Acetate Products; and Auburn Hills, Michigan and Summit, New Jersey - Ticona. Outside the United States, Celanese has research facilities in Oberhausen, Germany - Acetyl Products, Chemical Intermediates and Ticona; and Frankfurt, Germany - Ticona. Celanese entered into an exclusive partnership with Symyx Technologies of Santa Clara, California for research on the oxidation of hydrocarbons. Celanese also continues to source some process technology from Axiva GmbH ("Axiva"). In December 1999 Celanese signed an agreement with the owner of Axiva, Aventis Research & Technologies GmbH & Co. KG, a Hoechst subsidiary, to purchase Axiva. In addition to the process technology division, Axiva's business activities are in the areas of engineering and production development consulting. The sale is expected to close at the end of the second quarter of 2000. The estimated purchase price is expected to be less than E40 million.

     The Acetyl Products and Chemical Intermediates segments have been focusing on improving core production technologies, for example, in acetic acid, oxo products, acrylic acid, vinyl acetate monomer and polyols, on improving catalyst development, and supporting both debottlenecking and cost reduction efforts. New business opportunities for amines and oxo derivatives are developed in conjunction with research and development support from both Oberhausen and Corpus Christi technical centers.

     The Acetate Products segment has been focusing on developing new fabrics using acetate filament and new applications, such as wound dressings, for other acetate materials and actively files patent applications worldwide for these new applications.

     Research in the Ticona segment is focused on the development of new formulations and applications for its products, improved manufacturing processes and new polymer materials with varying chemical and physical properties. This effort involves the entire value chain from improved polymerization and compounding to working closely with end-users to identify new applications that can take advantage of these high performance features. Ticona is continuously improving compounding recipes to extend product properties and grades, while offering grade consistency on a global basis. In addition, Ticona is developing new polymerization and manufacturing technology in order to maintain low cost leadership without sacrificing high quality processing. For example, Ticona has developed a new technical material, Topas(R), a metallocene catalyst based cycloolefin copolymer. Ticona's research efforts have focused on developing manufacturing processes, and its market development efforts have focused on specialized applications for Topas in such areas as high-performance films, electronics, optical storage media and medical devices and packaging.

     The research and development activities of the Performance Products segment are conducted by the two businesses separately. Trespaphan's research and development activities in Neunkirchen, Germany and Mantes, France, are focused on the development of new film types for established and new applications. Trespaphan also has focused on improving its manufacturing processes in order to maintain low cost leadership as well as high quality for its film products. Nutrinova's research and development activities in Frankfurt, Germany are directed towards expanding its existing technologies and developing new applications for existing products in close cooperation with its customers.

     Celanese owns, or is licensed under, more than 10,000 patents relating to its products and manufacturing processes, some of which are important to specific commercial operations. As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. No single patent or group of patents is considered material to the business as a whole. Celanese also has licenses under patents and other intellectual property developed by third parties, including Hoechst and its current and former affiliates.

     Celanese has developed and acquired technical information and owns patents, some of which have been licensed to affiliates and others worldwide. Payments to Celanese from these licenses in 1999 were E1 million.

     Research and development costs are included in expenses as incurred. Celanese's research and development costs for 1999, 1998 and 1997, were E79 million, E101 million and E133 million, respectively. For additional information on Celanese's research and development expenses, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of
Operations - Annual Results of Operations: 1999 Compared with 1998", and "1998 Compared with 1997".

     In research and development activities, at December 31, 1999, Celanese employed approximately 600 individuals, including approximately 200 professionals.

ENVIRONMENTAL AND OTHER REGULATION

     Obtaining, producing and distributing many of Celanese's products involves the use, storage, transportation and disposal of toxic and hazardous materials. Celanese is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

     -  Emissions to the air;

     -  Discharges to surface and subsurface waters;

     -  Other releases into the environment;

     - Generation, handling, storage, transportation, treatment and disposal of waste materials; and

     -  Maintenance of safe conditions in the workplace.

     Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese's production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some Celanese sites, and might occur or be discovered at other sites.

     It is Celanese's policy to comply with all environmental, health and safety requirements and to provide workplaces for employees that are safe and environmentally sound. In some cases, compliance can be achieved only by incurring capital expenditures. In 1999, Celanese's worldwide expenditures, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled E116 million, of which E14 million was for capital projects. Celanese's 2000 budget calls for expenses, including capital projects, of E122 million. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

     Celanese is subject to claims brought by United States federal or state regulatory agencies or private individuals regarding the clean-up of sites that Celanese owns, owned, operated or where waste from its operations was disposed. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, the United States Resource Conservation and Recovery Act and related state laws for investigation and clean-up costs at approximately 100 sites. At most of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process has not been completed at most sites, and the status of the coverage under some insurance policies for many of these proceedings is in litigation. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or clean-up costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, clean-up and related activities have been E28 million for the three years ended December 31, 1999, with expenditures in no year greater than E13 million.

     Celanese's wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Hoechst, Gendorf, Huerth-Knapsack, Wiesbaden, Oberhausen, Kelsterbach and Muenchsmuenster. Producers at the sites, including subsidiaries of Celanese, are owners of limited partnership interests in the respective InfraServ companies. In connection with the demerger, Hoechst transferred all of its limited partnership interests in InfraServ companies for all of Hoechst's production sites in Germany except for Marburg, which is a life sciences production site, to Celanese. All other arrangements and the activities involving the InfraServ companies and their shareholders remain unchanged.

     The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability which cannot be attributed to an InfraServ partner is required to be borne by the InfraServ company in question. The limited partners are also obligated to indemnify InfraServ Verwaltungs GmbH against any such liability. In view of this potential obligation to eliminate residual contamination, the InfraServ companies have recorded provisions totaling approximately E262 million as of December 31, 1999, of which E55 million have been included in the consolidated reserves for environmental liabilities of Celanese. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by Celanese in accordance with the Demerger and Transfer Agreement entered into between Hoechst and Celanese (the "Demerger Agreement"). As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities.

     Some of Celanese's facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Consistent with German law and with agreements with the relevant governmental entities, Celanese is addressing this contamination at its German facilities. With respect to German sites, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities. The provision includes all costs estimated to be incurred over the next 10 years that are probable and can be reasonably estimated.

     Provisions are not recorded for potential soil contamination liability at facilities still under operation, as German law does not currently require such contamination to be remedied until the facility is closed and dismantled, unless the authorities otherwise direct. If Celanese were to terminate operations at one of its facilities or if German law were changed to require such removal or clean-up, the cost could be material to Celanese. Celanese cannot accurately determine the ultimate potential liability for investigation and clean-up at such sites. Celanese adjusts provisions as new remedial commitments are made. See Note 24 to the Consolidated Financial Statements.

     It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese's business and financial results. Celanese reserved, as of December 31, 1999, E395 million for environmental matters.

     In the Demerger Agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of E250 million. Hoechst will bear those liabilities exceeding E250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed E750 million. See Note 4 to the Consolidated Financial Statements.

     Celanese believes it is in substantial compliance with all environmental, health and safety laws and regulations and continues to devote attention to the health and safety of its employees and the protection of the public health and the environment in the regions where it operates. Such compliance has not had an adverse effect on Celanese's competitive position or business. Celanese cannot predict the effect of regulations that may be adopted in the future by governmental bodies responsible for air, water and solid waste pollution controls and employee and community health and safety.

EMPLOYEES

     As of December 31, 1999, Celanese had approximately 14,900 employees worldwide employed in continuing businesses. Celanese had about 6,300 employees in the United States, 4,900 employees in Europe, 3,400 in Mexico, Brazil and Canada, 140 employees in Asia and 160 employees in Africa. Many of Celanese's employees are unionized, particularly in Germany, Canada, Mexico, Brazil and France. However, in the United States, fewer than one quarter of Celanese's employees are unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as works councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year, while in the United States a three year term is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY

     Celanese's principal executive offices are currently located in Frankfurt am Main, Germany, but are expected to be relocated to Kronberg/Taunus, Germany in the near future.

     As of December 31, 1999, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production, manufacturing and other facilities of Celanese throughout the world, including its joint venture properties.

-------------------------------------------------------------------------------------------------------
 CORPORATE CENTER
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany                               Owned by InfraServ GmbH & Co. Hoechst KG in
                                                          which Celanese holds a 27.2 percent limited
                                                          partnership interest
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 ACETYL PRODUCTS
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Bay City, Texas, USA                                     Owned
-------------------------------------------------------------------------------------------------------
 Bishop, Texas, USA                                       Owned
-------------------------------------------------------------------------------------------------------
 Cangrejera, Veracruz, Mexico                             Owned
-------------------------------------------------------------------------------------------------------
 Clear Lake, Texas, USA                                   Owned; the methanol operation of this
                                                          facility is owned by a joint venture
-------------------------------------------------------------------------------------------------------
 Edmonton, Alberta, Canada                                Owned
-------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany                               Owned by InfraServ GmbH & Co. Hoechst KG in
                                                          which Celanese holds a 27.2 percent limited
                                                          partnership interest
-------------------------------------------------------------------------------------------------------
 Knapsack, Germany                                        Owned by InfraServ GmbH & Co. Knapsack KG in
                                                          which Celanese holds a 42.0 percent limited
                                                          partnership interest
-------------------------------------------------------------------------------------------------------
 Pampa, Texas, USA                                        Owned
-------------------------------------------------------------------------------------------------------
 Singapore, Singapore                                     Owned
-------------------------------------------------------------------------------------------------------
 Tarragona, Spain                                         Owned
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 CHEMICAL INTERMEDIATES
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Bay City, Texas, USA                                     Owned
-------------------------------------------------------------------------------------------------------
 Bucks, Alabama, USA                                      Owned
-------------------------------------------------------------------------------------------------------
 Clear Lake, Texas, USA                                   Owned
-------------------------------------------------------------------------------------------------------
 Oberhausen, Germany                                      Owned by InfraServ GmbH & Co. Oberhausen KG
                                                          in which Celanese holds an 84.0 percent
                                                          limited partnership interest
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 ACETATE PRODUCTS
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Edmonton, Alberta, Canada                                Owned
-------------------------------------------------------------------------------------------------------
 Kunming, Yunnan, China                                   Leased by a joint venture in which Celanese
                                                          has an interest
-------------------------------------------------------------------------------------------------------
 Lanaken, Belgium                                         Owned
-------------------------------------------------------------------------------------------------------
 Nantong, Jiangsu, China                                  Leased by a joint venture in which Celanese
                                                          has an interest
-------------------------------------------------------------------------------------------------------
 Narrows, Virginia, USA                                   Owned
-------------------------------------------------------------------------------------------------------
 Ocotlan, Jalisco, Mexico                                 Owned
-------------------------------------------------------------------------------------------------------
 Rock Hill, South Carolina, USA                           Owned
-------------------------------------------------------------------------------------------------------
 Zhuhai, Guandang, China                                  Leased by a joint venture in which Celanese
                                                          has an interest
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 TICONA
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Auburn Hills, Michigan, USA                              Leased
-------------------------------------------------------------------------------------------------------
 Bayport, Texas, USA                                      Leased
-------------------------------------------------------------------------------------------------------
 Bishop, Texas, USA                                       Owned
-------------------------------------------------------------------------------------------------------
 Florence, Kentucky, USA                                  Owned
-------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany                               Owned by InfraServ GmbH & Co. Hoechst KG in
                                                          which Celanese holds a 27.2 percent limited
                                                          partnership interest
-------------------------------------------------------------------------------------------------------
 Kelsterbach, Germany                                     Owned by InfraServ GmbH & Co. Kelsterbach KG
                                                          in which Celanese holds a 100.0 percent
                                                          limited partnership interest
-------------------------------------------------------------------------------------------------------
 Oberhausen, Germany                                      Owned by InfraServ GmbH & Co. Oberhausen KG
                                                          in which Celanese holds an 84.0 percent
                                                          limited partnership interest
-------------------------------------------------------------------------------------------------------
 Shelby, North Carolina, USA                              Owned
-------------------------------------------------------------------------------------------------------
 Summit, New Jersey, USA                                  Owned
-------------------------------------------------------------------------------------------------------
 Wilmington, North Carolina, USA                          Owned by a joint venture in which Celanese
                                                          has a controlling interest
-------------------------------------------------------------------------------------------------------
 Winona, Minnesota, USA                                   Owned
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 PERFORMANCE PRODUCTS
-------------------------------------------------------------------------------------------------------
 SITE                                                     LEASED/OWNED
-------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany (Nutrinova)                   Owned by InfraServ GmbH & Co. Hoechst KG in
                                                          which Celanese holds a 27.2 percent limited
                                                          partnership interest
-------------------------------------------------------------------------------------------------------
 Neunkirchen, Germany (Trespaphan)                        Owned
-------------------------------------------------------------------------------------------------------
 Zacapu, Michoacan, Mexico (Trespaphan)                   Owned
-------------------------------------------------------------------------------------------------------

     Also, other affiliates of Celanese have production facilities in Saudi Arabia, Taiwan, Japan, South Korea and Malaysia. Polyplastics has its principal production facilities in Japan and Taiwan.

     In 1999, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of E262 million. In 1998 these expenditures amounted to E345 million. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations.

     For information on environmental issues associated with Celanese's properties, see "Item 1. Description of Business - Environmental and Other Regulation" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Environmental Matters." Additional information with respect to Celanese's property, plant and equipment, and leases is contained in Notes 10 and 21 to the Consolidated Financial Statements.

ITEM 3.  LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment.

Plumbing Actions

     CNA Holdings Inc. ("CNA Holdings") is a United States subsidiary of Celanese that previously operated under the HNA Holdings, Inc. and Hoechst Celanese Corporation corporate names and currently serves as a holding company for Celanese's businesses in North America, including the United States business now conducted by Ticona. CNA Holdings, along with Shell and DuPont among others, have been the defendants in a series of lawsuits alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since Ticona ceased selling the acetal copolymer for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

     CNA Holdings has been named a defendant in nine putative class actions, as well as a defendant in other non-class actions filed in thirteen states and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified. The putative class actions are pending in:

          - the Ninth Judicial Circuit Court of Common Pleas of South Carolina, Charleston County;

          - the Territorial Court of the Virgin Islands, St. Croix Division;

          - the Supreme Court of British Columbia, Canada;

          - the Superior Court, Province of Quebec, Canada;

          - the Ontario Canada Court, General Division; and

          - the U.S. District Court of the Eastern District of Texas, Texarkana Division

     A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County.

     A putative class action (of insurance companies with respect to subrogation claims), as well as an individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims), are pending in the United States District Court for the District of New Jersey and in the Superior Court of New Jersey, Camden.

     A putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County was certified on behalf of homeowners who claimed to have opted out of the national settlement discussed below. The Fifth District Court of Appeals for the State of Florida reversed that ruling in an en banc order filed in February 2000, which order is subject to further appeal.

     In order to reduce litigation expenses and to provide relief to qualifying homeowners, in November 1995, CNA Holdings, DuPont and Shell entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for specified leak damage. Furthermore, the three companies have agreed to fund these replacements and reimbursements up to E944 million. There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. The allocation of certain payments already made to the claimants and certain future payments was subject to a binding arbitration between CNA Holdings and Shell, which was completed in June 1999. Appeals from the arbitration decision were filed in the Supreme Court of the State of New York, New York County and in the Superior Court of the District of Columbia. In February 2000, CNA Holdings and Shell reached an agreement which, among other things, resolved the appeals and other claims between the parties, and pursuant to which Celanese paid an amount which was fully accrued for in prior periods.

     In 1995, CNA Holdings and Shell settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed E145 million. These claimants are also eligible for a replumb of their homes in accordance with terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation in the above binding arbitration.

     In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure led to a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for these claims.

     Management believes that the plumbing actions are provided for in the Consolidated Financial Statements and that they will not have a material adverse effect on the financial position of Celanese. However, if Celanese were to incur an additional charge for this matter, such a charge may have a material adverse effect on the results of operations or cash flows in any given accounting period. No assurance can be given that Celanese's litigation reserves will be adequate or that Celanese will fully recover claims under its insurance policies. For further information on this matter, see also Note 23 to the Consolidated Financial Statements.

Fugitive Emissions Standards

     In 1990, the EPA issued a notice of violation to CNA Holdings alleging that its Rock Hill, South Carolina plant was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three facilities that used benzene: Rock Hill, South Carolina, Narrows, Virginia and Bishop, Texas.

     In 1992, 1993 and 1995, the United States Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties of up to $25,000 per day. The Virginia and Texas cases were, for most of the time, stayed by consent of the parties while the South Carolina case was litigated through denial of a petition for certiorari to the U.S. Supreme Court. The appellate court in that case upheld the EPA's interpretation of the standard but affirmed that CNA Holdings did not have notice of that interpretation prior to August 1989; thus no penalties could be assessed prior to that date. The appellate court remanded the case to the district court for a determination of what penalty, if any, should be assessed for the period from August 1989 when CNA Holdings received actual notice of EPA's interpretation through the plants' achievement of compliance in September 1991. The parties have agreed to non-binding mediation to aid settlement negotiations before resuming litigation in the district court and are currently discussing the timetable for this non-binding mediation.

Generic Pharmaceuticals Litigation

     In September 1998, Great Neck Capital Appreciation Partnership filed a complaint derivatively on behalf of Copley, a former subsidiary of Celanese Americas Corporation ("Celanese Americas"), formerly known as Hoechst Corporation in a Massachusetts Superior Court against six of Copley's directors, which was thereafter amended to add Celanese Americas as a defendant. The amended complaint alleged that Celanese Americas used Copley for its own benefit, injured Copley's ability to compete and compromised the independence of Copley's independent directors. The complaint also alleged that the six directors allowed Celanese Americas to use Copley and otherwise breached their fiduciary duties to Copley. In February 2000, a final judgment dismissing the case was entered, with no costs or damages being awarded to the plaintiffs.

     In May 1999, two Copley shareholders filed a complaint derivatively on behalf of Copley in the Delaware Chancery Court against Celanese Americas, Hoechst and five Copley directors. This complaint alleged that Celanese Americas breached various fiduciary duties to Copley in connection with agreements between Celanese Americas and Copley and also breached these agreements. It also alleged that Celanese Americas took various actions with respect to the management of Copley and its efforts to find a buyer for Copley and that it prevented Copley from developing a product that would compete with a product sold by an affiliate of Hoechst. In January 2000, a final judgment dismissing the case was entered, with no costs or damages being awarded to the plaintiffs.

Antitrust

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the government agreed to recommend that the U.S. District Court fine Hoechst E31 million. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea in June 1999 and imposed a penalty as recommended in the plea agreement.

     In addition, the following 15 civil antitrust actions seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in California, Tennessee, Wisconsin and Kansas naming Nutrinova and other Hoechst and Celanese subsidiaries as defendants.

     - Five actions, four filed in Superior Court of the State of California, County of San Francisco, and one filed in the Superior Court of the State of California, County of Sacramento, relating to indirect purchasers of sorbates in California, were consolidated into a single action in May 1999.

     - Kelley Supply, Inc. v. Nutrinova Inc. and Hoechst AG, filed on July 1, 1999 in the Circuit Court for the State of Wisconsin, Dane County.

     - Williams Foods, Inc. v. Eastman Chemical Co., and others, was filed on December 3, 1999 in the District Court of the State of Kansas, Johnson County.

     - Orlando's Bakery v. Nutrinova Nutrition Specialties & Food Ingredients GmbH, et. al. was filed on February 24, 1999 in the 20th Judicial District, Chancery Court in Nashville, Tennessee.

     - Seven separate actions involving plaintiffs who purchased sorbates directly from manufacturers, their subsidiaries, and their agents in the United States from 1979 through 1997 and filed in the United States District Court for the Northern District of California were consolidated into one single action in June 1999. On March 9, 2000, Hoechst AG, Nutrinova, Inc., Nutrinova Nutrition Specialties & Food Ingredients GmbH, CNA Holdings, and other defendants entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, which is subject to court approval, Hoechst AG and the named Celanese subsidiaries will make a $20 million (approximately E20 million) payment in the first quarter of 2000. Pursuant to the Demerger Agreement, Celanese's portion of the payment is approximately E4 million. This amount had been fully accrued for at December 31, 1999.

     Except for the consolidated civil antitrust federal action, these actions are in the early stages of litigation.

     Although the outcome of the foregoing proceedings and claims cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position. In the Demerger Agreement, Hoechst agreed to pay 80 percent of liabilities that may arise from the government investigation and the civil antitrust actions related to the sorbates industry.

ITEM 4.  CONTROL OF REGISTRANT

     The capital stock of Celanese consists of ordinary shares, no par value (Stuckaktien), which are issued in registered form.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange in the European Union must notify the company of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of a company's outstanding voting rights.

     The table below sets forth, as of December 31, 1999, the number of Celanese ordinary shares held by holders of more than 10 percent of Celanese ordinary shares and their percentage ownership, and the total number and percent of Celanese ordinary shares owned by members of Celanese's supervisory board and its management board and other officers of Celanese (including those 14 officers of Celanese who are not members of the management board but have primary responsibility for a Celanese global business or corporate function ("Officers")) as a group:

              IDENTITY OF PERSON OR GROUP                 SHARES OWNED   PERCENT
              ---------------------------                 ------------   -------
Kuwait Petroleum Corporation ("KPC")....................   14,400,000     25.8
Members of the supervisory and management boards and
  Officers (31 persons).................................      213,622     0.38

     Celanese has been informed that KPC, which is controlled by the Government of Kuwait, had direct shareholdings representing approximately 25.8 percent of the outstanding Celanese shares as of December 31, 1999. Celanese is not aware of any voting agreements or other agreements of any kind between KPC and any of Celanese's other shareholders. There is one KPC representative serving as a shareholder representative on the supervisory board; however, KPC does not have the voting power to ensure the election of its representative to the supervisory board. KPC may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75 percent of the votes cast or, as the case may be, 75 percent of the share capital represented at the meeting. See "Item 10. Directors and Officers of Registrant."

ITEM 5.  NATURE OF TRADING MARKET

GENERAL

     In connection with the demerger, the Celanese shares were listed on the Frankfurt Stock Exchange and on the New York Stock Exchange. As Celanese shares are in registered form, they were listed directly on the New York Stock Exchange without the creation of a depositary receipt facility. The Celanese shares trade on the New York Stock Exchange under the symbol "CZ" and on the Frankfurt Stock Exchange under the symbol "CZZ" and under the German securities code number (Wertpapierkennummer) 575 300.

     The transfer agents for Celanese ordinary shares are Registrar Services GmbH in Germany (the "Transfer Agent") and ChaseMellon Shareholder Services in the United States (the "U.S. Transfer Agent"). As of March 17, 2000, Celanese had approximately 140,000 shareholders. Approximately 7,000 of these shareholders were U.S. holders. Approximately 13 percent of Celanese ordinary shares were held by U.S. holders as of that date.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG ("Deutsche Borse"), is the most significant of the eight German stock exchanges and accounted for approximately 80 percent of the turnover in exchange-traded shares in Germany in 1999. As of December 31, 1999, the equity securities of 3,265 corporations, including 2,554 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 5:30 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets.

     On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the yearly high and low prices for all traded securities.

     A computerized trading system known as Xetra is operated by Deutsche Borse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 5:30 p.m., Central European Time, on each business day. Celanese shares are traded through the Xetra system.

     Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, e.g., some large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks' standard terms and conditions for securities transactions, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

     A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or if a suspension is deemed to be necessary in order to protect the public. Trading activities on the German stock exchanges are monitored by the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fuer den Wertpapierhandel), the respective German state stock exchange supervisory authorities and the respective supervisory authorities for securities trading at the individual stock exchanges.

     Celanese shares have been included in the M-DAX index since March 20, 2000. The M-DAX is a continuously updated, capital-weighted performance index of the lower 70 of the top 100 German highly capitalized companies. In principle, the shares included in the M-DAX are selected on the basis of their stock exchange turnover and their market capitalization.

     The table below sets forth, for the periods indicated, the high and low sales prices on the Frankfurt Stock Exchange for Celanese ordinary shares from October 25, 1999, the first day on which Celanese ordinary shares officially traded on the Frankfurt Stock Exchange, as reported by that exchange.

                                                                  PRICE PER
                                                               ORDINARY SHARE
                                                              -----------------
                                                              HIGH         LOW
                                                              -----       -----
                                                                   (IN E)
1999
  Fourth Quarter (from October 25, 1999)....................  18.43       14.20
2000
  First Quarter (through March 17, 2000)....................  24.50       17.90

     Based on turnover statistics supplied by the Frankfurt Stock Exchange, the average daily volume of Celanese ordinary shares traded on the exchange between October 25, 1999 and December 31, 1999 was 115,122, and 260,430 on the Xetra system.

     On March 17, 2000, the closing sales price per Celanese ordinary share on the Frankfurt Stock Exchange was E19.30, which was equivalent to U.S.$19.00 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under "Item 8. Selected Financial Data" with respect to rates of exchange between the dollar and the euro.

TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Celanese ordinary shares on the New York Stock Exchange commenced on October 25, 1999.

     The following table sets forth, for the period indicated, the high and low sales prices per Celanese ordinary share, as reported on the New York Stock Exchange Composite Tape.

                                                                  PRICE PER
                                                               ORDINARY SHARE
                                                              -----------------
                                                              HIGH         LOW
                                                              -----       -----
                                                                 (IN U.S. $)
1999
  Fourth Quarter (from October 25, 1999)*...................  19.00       14.88
2000
  First Quarter (through March 17, 2000)....................  24.56       17.50

------------------------------
* Official "regular way" trading of Celanese ordinary shares commenced on October 26, 1999. Celanese ordinary shares were traded on a when-issued basis from October 25, 1999 to October 26, 1999.

     On March 17, 2000, the closing sales price per Celanese ordinary share on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was U.S.$19.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currency and the euro. The DM and the euro are fully convertible currencies. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), subject only to immaterial exceptions, any payment received from or made to an individual or a corporation resident outside Germany if such payment exceeds DM 5,000 or the equivalent in a foreign currency or in euro. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million or the equivalent in a foreign currency or in euro during any one month. German residents must also report any direct investment outside Germany if such investment exceeds DM 100,000 or the equivalent in a foreign currency or in euro.

     Neither German law nor the Articles of Association of Celanese impose any limitations on the right of non-resident or non-German owners to hold or vote the Celanese shares.

ITEM 7.  TAXATION

     The following is a discussion of the material United States federal income and German tax consequences to Qualified Holders holding Celanese shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Celanese shares which (1) is a resident of the United States for purposes of the United States-Germany Income Tax Treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Celanese shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty and (4) owns, directly or indirectly, less than 10 percent of the Celanese shares. This discussion assumes that the Qualified Holder holds Celanese shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose shares were acquired under the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion also does not address any aspects of state, local or non-United States tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING CELANESE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CELANESE SHARES.

TAXATION OF DIVIDENDS

     Under German law, German corporations are required to withhold tax on dividends in an amount equal to 25 percent of the gross amount paid to resident and nonresident shareholders. Subject to limitations, a partial refund of this 25 percent withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against United States federal income tax generally depend on whether or not the Qualified Holder is a United States corporation owning at least 10 percent of Celanese shares.

     In the case of any Qualified Holder, the German withholding tax is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations, the Income Tax Treaty provides that Qualified Holders are entitled to an additional refund equal to 5 percent of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this additional 5 percent treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88 percent of the gross amount of the dividend, subject to a German withholding tax of 0.88 percent (15 percent of 5.88 percent). Qualified Holders will not be entitled to the dividends received deduction with respect to dividends paid by Celanese.

     Thus, for each U.S.$100 of gross dividend paid by Celanese to a Qualified Holder, the dividend after partial refund of the 25 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S.$15. If the Qualified Holder also applies for the additional 5 percent treaty refund, German withholding tax is effectively reduced to U.S.$10; the cash received per U.S.$100 of gross dividend is U.S.$90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of U.S.$105.88 (to the extent paid out of current or accumulated earnings and profits of Celanese as determined for United States federal income tax purposes), consisting of the U.S.$100 gross dividend and the deemed refund of German corporate tax of U.S.$5.88. The notional U.S.$105.88 dividend is deemed to have been subject to German withholding tax of U.S.$15.88. Thus, for each U.S.$100 of gross dividend, the Qualified Holder will include U.S.$105.88 in gross income and may be entitled to a foreign tax credit of U.S.$15.88, subject to applicable limitations of United States federal income tax law.

     The German government recently proposed the repeal, generally effective for profits generated as of January 1, 2001, of the German imputation system that provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations. If the proposed repeal of the German imputation system were enacted, Qualified Holders would not thereafter be entitled to the additional 5 percent treaty refund. Celanese cannot predict whether this proposal will be enacted into law in Germany.

     Dividends paid in DM (or euro) to a Qualified Holder of Celanese shares will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends

(including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in DM (or euro) are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

     A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. Effective January 1, 1998, the rate of this surtax has been reduced from 7.5 percent to 5.5 percent. Based on the new rate, the surtax amounts to 1.375 percent (5.5 percent x 25 percent) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

REFUND PROCEDURES

     To claim the refund reflecting the reduction of the German withholding tax from 25 percent to 15 percent, the additional 5 percent treaty refund and the refund of the 5.5 percent German surtax, when applicable, a Qualified Holder must submit (either directly or, if arrangements are made with a depositary, through a depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20224.

     Qualified Holders must also submit to the German tax authorities certification (IRS Form 6166) of their last filed United States federal income tax return. That certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service ("IRS") will send the certification directly to the German tax authorities. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the Sub-Agency Agreement between the Transfer Agent and the U.S. Transfer Agent relating to Celanese shares traded in the United States, the Celanese shares held by Qualified Holders will be registered with the U.S. Transfer Agent, which will receive and distribute dividends to Qualified Holders of Celanese shares and perform administrative functions necessary to claim the refund reflecting the reduction in German withholding tax from 25 percent to 15 percent (to 5 percent for 10 percent Qualified Holders), the additional 5 percent treaty refund and the refund of the
5.5 percent German surtax, when applicable, for such Qualified Holders. These arrangements may be amended or revoked at any time in the future.

     The U.S. Transfer Agent will prepare the German claim for refund forms on behalf of the Qualified Holders of Celanese shares and file them with the German tax authorities. In order for the U.S. Transfer Agent to file the claim for refund forms, the U.S. Transfer Agent will prepare and mail to the Qualified Holders of those Celanese shares, and those holders will be requested to sign and return to the U.S. Transfer Agent, (i) a statement authorizing the U.S. Transfer Agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (ii) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. Qualified Holders must also submit to the U.S. Transfer Agent certification (IRS Form 6166) of their last filed United States federal income tax return. The U.S. Transfer Agent will attach the signed statement, the IRS Form 6166 and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

     A simplified refund procedure for Qualified Holders whose Celanese shares are held through Participants of the Depository Trust Company is in effect between the Depository Trust Company and the German tax authorities. Under this simplified refund procedure, the Depository Trust Company provides the German tax authorities with electronic certification of the U.S. taxpayer status of such Qualified Holders based on information it receives from its Participants, and claims a refund on behalf of those Qualified Holders. Accordingly, Qualified Holders, using the simplified refund procedure, do not need to file refund claim forms through the U.S. transfer agent.

     The German tax authorities will issue refunds denominated in DM or euro. In the case of Celanese shares held by Qualified Holders, the refunds will be issued in the name of the U.S. Transfer Agent, which will convert the refunds to U.S. dollars and issue corresponding refund checks to the Qualified Holders of such Celanese shares and brokers. Those brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding Celanese shares registered with such brokers. Qualified Holders of Celanese shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

TAXATION OF CAPITAL GAINS

     Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Celanese shares.

     Upon a sale or other disposition of Celanese shares, a Qualified Holder will recognize capital gain or loss for United Sates federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in Celanese shares. In the case of an individual Qualified Holder of Celanese shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20 percent, if the individual Qualified Holder's holding period in these Celanese shares is more than 12 months.

GERMAN GIFT AND INHERITANCE TAXES

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the Celanese shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to limitations, in a case where the Celanese shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

GERMAN CAPITAL TAX (VERMOEGENSTEUER)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax with respect to the Celanese shares. As a result of a judicial decision, the German capital tax presently is not imposed.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on Celanese shares, and payments of the proceeds of a sale of Celanese shares, paid within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31 percent rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

ITEM 8.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of Celanese. You should read this table in conjunction with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited Consolidated Financial Statements and the notes to those statements that are included elsewhere in this annual report. The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. All the consolidated financial data have been prepared in accordance with U.S. GAAP.

     The balance sheet data set forth below for the fiscal years 1999 and 1998, and the statement of operations data for the fiscal years 1999, 1998 and 1997, all of which are set forth below, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet data for the year end 1997 is derived from audited Consolidated Financial Statements not included in this Annual Report. The statement of operations and balance sheet data for the fiscal years ended 1996 and 1995 are derived from unaudited Consolidated Financial Statements not included in this Annual Report. The selected financial data for the fiscal years 1996 and 1995 have been prepared on a basis consistent with that of the audited Consolidated Financial Statements and, in the opinion of Celanese's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

     Effective January 1, 1999, Germany and 10 other member states of the European union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark and have been restated in euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Accordingly, the Consolidated Financial Statements for all periods prior to December 31, 1998 depict the same trends that would have been presented had they been presented using the Deutsche Mark. Because the consolidated financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euro. Beginning January 1, 1999, Celanese's Consolidated Financial Statements have been prepared in euro and are no longer restated from Deutsche Mark into euro.

                                                                     YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------------
                                               1999          1999          1998         1997        1996        1995
                                               ----          ----          ----         ----        ----        ----
                                           (UNAUDITED)                  (AUDITED)                      (UNAUDITED)
                                          --------------   ------------------------------------   ---------------------
                                              U.S. $           E            E             E           E           E
                                              ------       ---------   ------------   ---------   ---------   ---------
                                            (IN MILLIONS, EXCEPT PER SHARE DATA, PERCENTAGES AND NUMBER OF EMPLOYEES)
STATEMENT OF OPERATIONS DATA (FOR
  PERIOD):
Net sales...............................       4,348         4,318         4,344        4,951       4,325       4,395
Cost of sales...........................      (3,646)       (3,621)       (3,454)      (3,862)     (3,392)     (3,251)
Gross profit............................         702           697           890        1,089         933       1,144
Selling, general and administrative
  expenses..............................        (574)         (570)         (535)        (575)       (329)       (233)
Research and development expenses.......         (80)          (79)         (101)        (133)       (128)       (114)
Special charges(1)......................        (563)         (559)         (100)        (103)       (119)       (266)
Operating profit (loss)(2)..............        (524)         (521)          168          267         347         587
Interest and other income, net(3).......          72            71            75           83          93         109
Income tax benefit (expense)............          84            83          (109)         (83)       (148)       (177)
Minority interests......................           7             7           (40)         (63)        (61)        (88)
Earnings (loss) from continuing
  operations............................        (505)         (502)          (56)          38          46         212
Earnings (loss) from discontinued
  operations............................         312           310            12            9        (128)       (210)
Net earnings (loss).....................        (208)         (207)          (44)          47         (82)          2
Basic net earnings (loss) per ordinary
  share(4)..............................       (3.72)        (3.70)        (0.79)        0.84       (1.47)       0.04
BALANCE SHEET DATA (END OF PERIOD):
Total assets............................       7,581         7,527         7,358        6,185       5,657       5,254
Debt....................................         955           948         1,479        1,888       1,903       1,844
Shareholders' equity(5).................       2,886         2,866         2,736        1,250       1,024         936
OTHER DATA:
Operating margin (%)....................      (12.06)       (12.06)         3.87         5.39        8.02       13.36
Depreciation and amortization of
  tangible and intangible assets........         341           339           312          290         195         256
Capital expenditures on tangible fixed
  assets................................         264           262           345          368         338         306
Number of employees on a continuing
  basis (end of period) in thousands....                      14.9          15.8         17.5        17.9        17.2

------------------------------
(1) Special charges represent charges in the applicable period for the impairment of goodwill and fixed assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 25 to the Consolidated Financial Statements.

(2) Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese's operating profit for the year ended December 31, 1998 would have been reduced by E30 million, for the amortization of goodwill associated with the acquisition. See Note 4 to the Consolidated Financial Statements.

(3) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.

(4) Basic net earnings (loss) per share is calculated by dividing net earnings
    (loss) by the number of ordinary shares outstanding. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders which are deemed to be outstanding for all periods presented.

(5) Shareholders' equity increased significantly from 1997 to 1998 and reflects the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of E592 million, the contribution of Hoechst receivables amounting to E384 million, the transfer of some other activities from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of the Dyneon equity investment of E109 million. Dyneon was a joint venture with 3M in which Celanese had a 46 percent interest. In December 1999, Celanese sold its interest in Dyneon to 3M. See Note 4 to the Consolidated Financial Statements.

                           EXCHANGE RATE INFORMATION

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Currency exchanges traded the euro beginning on January 4, 1999. Beginning on January 1, 2002, the euro will be the official currency of all euro zone countries. There will be a transaction period ending July 1, 2002 during which the local currencies of participating countries may still be used alongside the euro.

     Celanese began using the euro as its reporting currency on January 1, 1999 and will pay any dividends on its shares in euro. Furthermore, prices quoted for the Celanese shares on the Frankfurt Stock Exchange are quoted in euro. Fluctuations in the exchange rate between the euro and the U.S.$ will affect:

      - The U.S.$ equivalent for dividends received by U.S. holders of Celanese shares; and

      - The trading market price of the Celanese shares on the Frankfurt and New York Stock Exchanges.

     The table below sets forth the Noon Buying Rates for the Deutsche Mark versus the U.S.$, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, sets forth the Noon Buying Rates for the euro in U.S.$. For the calculation of the euro amounts for all periods prior to December 31, 1998, Celanese has restated the applicable Noon Buying Rate for the DM per U.S.$ into euro at the official fixed DM/euro conversion rate of DM
1.95583 per E1.00. This restatement matches the restatement into euro of the Consolidated Financial Statements, which, for all periods prior to January 1, 1999, were prepared in Deutsche Mark and restated into euro. Celanese does not represent that the U.S.$ amounts referred to below could have been or could be converted into euro at any particular rate indicated. The average amounts set forth below under "Average" are calculated as the average of the Noon Buying Rates on the last business day of each month.

                        YEAR                           LOW      HIGH    AVERAGE    END
                        ----                          ------   ------   -------   ------
1995................................................  1.2528   1.4418   1.3715    1.3634
1996................................................  1.2493   1.3626   1.2978    1.2711
1997................................................  1.0398   1.2689   1.1244    1.0871
1998................................................  1.0548   1.2178   1.1115    1.1733
1999................................................  1.0080   1.1825   1.0660    1.0046

     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Item 9A. Quantitative and Qualitative Disclosures about Market Risk" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk and General Risks."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OF AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

     Investors are cautioned that the forward-looking statements contained in this Item 9 involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE".

INTRODUCTION

     On October 22, 1999, the effective date of the demerger, Celanese became an independent company. Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst as part of Hoechst's realignment as a life sciences company. Prior to the effective date of the demerger, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymer and several other industrial businesses. Hoechst distributed all the outstanding shares of Celanese to existing Hoechst shareholders at a rate of one Celanese share for every ten Hoechst shares outstanding. In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities (including contractual rights and obligations related to other current and former Hoechst businesses) of the demerged businesses.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See "Discontinued Operations". The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the Consolidated Financial Statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods. Some costs have been reflected in the Consolidated Financial Statements which are not necessarily indicative of the costs that Celanese would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs include allocated Hoechst corporate overhead, interest expense and income taxes. Prior to the effective date of the demerger, the businesses and activities demerged to Celanese were not managed as a single strategic business entity. These businesses and activities were operated by separate management teams which coordinated with strategic management at the Hoechst holding company level. Subsequent to the effective date of the demerger, Celanese has been managed as a single strategic entity.

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Accordingly, the Consolidated Financial Statements for all periods prior to December 31, 1998 depict the trends that would have been presented had they been using the Deutsche Mark. Because the consolidated financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euro. See Note 1 to the Consolidated Financial Statements. Since January 1, 1999, Celanese's financial statements have been prepared in euro and are no longer restated from Deutsche Mark into euro.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               1999     1998     1997
                                                              ------   ------   ------
                                                                  (IN E MILLIONS)
  Net sales.................................................   4,318    4,344    4,951
  Cost of sales.............................................  (3,621)  (3,454)  (3,862)
                                                              ------   ------   ------
GROSS PROFIT................................................     697      890    1,089
  Selling, general & administrative expense.................    (570)    (535)    (575)
  Research & development expense............................     (79)    (101)    (133)
  Special charges...........................................    (559)    (100)    (103)
  Other operating income(expense)(1)........................     (10)      14      (11)
                                                              ------   ------   ------
OPERATING PROFIT (LOSS).....................................    (521)     168      267
  Equity in net earnings of affiliates......................       7       11        6
  Interest expense..........................................    (111)    (133)    (138)
  Interest & other income, net..............................      33       47       49
                                                              ------   ------   ------
EARNINGS (LOSS) BEFORE TAXES
  FROM CONTINUING OPERATIONS................................    (592)      93      184
  Income taxes benefit (expense)............................      83     (109)     (83)
  Minority interests........................................       7      (40)     (63)
                                                              ------   ------   ------
EARNINGS (LOSS) FROM CONTINUING OPERATIONS..................    (502)     (56)      38
  Earnings from discontinued operations, net................     310       12        9
  Extraordinary expense, net................................     (15)       -        -
                                                              ------   ------   ------
NET EARNINGS (LOSS).........................................    (207)     (44)      47
SUPPLEMENTARY FINANCIAL DATA:
Total assets................................................   7,527    7,358    6,185
Net financial debt(2).......................................     570    1,479    1,888
                                                              ------   ------   ------

---------------
(1) Other operating income (expense) represents foreign exchange losses and gain on disposition of assets.

(2) Total debt less cash and cash equivalents.

SELECTED DATA BY SEGMENT

     The following table presents the segment results for Celanese's continuing operations for 1999, 1998 and 1997. Earnings before interest, taxes, depreciation, and amortization (EBITDA), excluding special charges, is believed by management to be a useful measure for evaluating the operating performance of Celanese's businesses as it eliminates the effect of depreciation and amortization of tangible and intangible assets, most of which were from acquisitions accounted for under the purchase method of accounting, as well as the effects of special charges which unusually affect the operating results. However, EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating earnings, net earnings, cash flows, and other measures of financial performance reported in accordance with generally accepted accounting principles.

     EBITDA differs from cash flows from operating activities primarily because it does not consider changes in assets and liabilities from period to period, and it does not include cash flows for interest and taxes.

                                                               YEAR ENDED DECEMBER 31,
                                            -------------------------------------------------------------
                                                   1999                 1998                 1997
                                            ------------------   ------------------   -------------------
                                                       % OF                 % OF                  % OF
                                              E     SEGMENT(1)     E     SEGMENT(1)     E      SEGMENT(1)
                                            -----   ----------   -----   ----------   ------   ----------
                                                          (IN MILLIONS, EXCEPT PERCENTAGES)
NET SALES(2)
  Acetyl Products.........................  1,561       36       1,518       34        1,757       35
  Chemical Intermediates..................    884       20         920       21        1,123       22
  Acetate Products........................    739       17         839       19          994       20
  Ticona..................................    788       18         750       17          742       15
  Performance Products....................    397        9         407        9          436        8
                                            -----      ---       -----      ---       ------      ---
Segment Total.............................  4,369      100       4,434      100        5,052      100
                                                       ---                  ---                   ---
Other Activities..........................     60                   60                    67
Intersegment Eliminations.................   (111)                (150)                 (168)
                                            -----                -----                ------
Total Net Sales...........................  4,318                4,344                 4,951
                                            =====                =====                ======
EBITDA EXCLUDING SPECIAL CHARGES(3)
  Acetyl Products.........................     89       21         246       36          298       37
  Chemical Intermediates..................     84       19         111       16          123       15
  Acetate Products........................     95       22         154       23          193       24
  Ticona..................................    123       28         115       17          117       15
  Performance Products....................     42       10          52        8           70        9
                                            -----      ---       -----      ---       ------      ---
Segment Total.............................    433      100         678      100          801      100
                                                       ---                  ---                   ---
Other Activities..........................    (56)                 (98)                 (141)
                                            -----                -----                ------
Total EBITDA Excluding Special Charges....    377                  580                   660
                                            =====                =====                ======
OPERATING PROFIT (LOSS)(2)
Acetyl Products...........................    (65)      19         152       45          221       41
  Chemical Intermediates..................    (47)      13          54       16           73       13
  Acetate Products........................    (46)      13          94       28          149       27
  Ticona..................................    (96)      28          53       15           57       11
  Performance Products....................    (93)      27         (12)      (4)          42        8
                                            -----      ---       -----      ---       ------      ---
Segment Total.............................   (347)     100         341      100          542      100
                                                       ===                  ===                   ===
Other Activities..........................   (174)                (173)                 (275)
                                            -----                -----                ------
Total Operating Profit (Loss).............   (521)                 168                   267
                                            =====                =====                ======

---------------
(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(2) Derived from the accompanying audited Consolidated Financial Statements.

(3) For a further discussion of special charges, see "Results of Operations - 1999 Compared with 1998 - Special Charges" and "Results of Operations - 1998 Compared with 1997 - Special Charges."

1999 COMPARED WITH 1998

OVERVIEW

For a description of factors affecting Celanese's financial performance, see "Market Risks" and "General Risks" contained in the sections below.

     Net sales declined 1% to E4,318 million in 1999 as compared to E4,344 million in 1998 primarily as a result of lower selling prices which were partially offset by favorable currency movements and slightly higher volumes. Lower selling prices were experienced in all segments due largely to industry overcapacity in most segments. Favorable currency movements were primarily due to the strengthening of the U.S. dollar versus the euro. Volume increases were reported in the Acetyl Products, Ticona and Performance Products segments, while Acetate Products and Chemical Intermediates experienced volume declines.

     EBITDA, excluding special charges, totaled E377 million in 1999 compared to E580 million in 1998. Acetyl Products decreased mainly due to higher raw material costs. Chemical Intermediates and Acetate Products decreased primarily as a result of lower volumes and prices as well as higher raw material costs in Chemical Intermediates. Performance Products decreased primarily due to a decrease in sales of oriented polypropylene (OPP) films, partially offset by increased sales in food ingredients. Ticona's favorable development was mainly due to higher sales volumes, as raw material prices remained relatively stable.

     An operating loss of E521 million was sustained in 1999 compared to an operating profit in 1998 of E168 million. The principal cause for the operating loss was special charges of E559 million incurred as a result of restructuring as well as other unusual expenses, primarily related to litigation incurred outside the ordinary course of business. In the Acetyl Products, Chemical Intermediates and Acetate Products segments, these charges were approximately E191 million mainly consisting of restructuring charges relating to the shift of production capacity to other facilities in order to increase production efficiency and reduce administration overhead. Special charges in the Ticona segment amounted to E154 million and related mainly to the plumbing cases (see
Note 23 to the Consolidated Financial Statements). The Performance Products segment recorded special charges of E99 million, of which E75 million arose from antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements), and the remainder is primarily attributable to restructuring expenses in the OPP films business related to the closure of a higher cost production facility. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80% of any costs Celanese may incur for the antitrust actions in the sorbates industry. The remainder of the special charges primarily relates to environmental and other costs associated with previously divested entities of Hoechst (E52 million) (see Note 24 to the Consolidated Financial Statements), demerger costs (E28 million) as well as to restructuring charges related to the closure of two administrative facilities. The restructuring measures initiated in 1999 are expected to result in the elimination of approximately 2,000 positions upon completion.

     The results of discontinued operations of E310 million in 1999 include a net gain of E298 million on the divestment of non-core businesses during the year and to other businesses to be sold in 2000. See "Discontinued Operations".

     Total assets increased mainly as a result of the strengthening of the U.S. dollar against the euro. During 1999, Celanese acquired the minority interests in Celanese Canada and a 50% interest in Korea Engineering Plastics Company Ltd. Net receivables due from Hoechst of E706 million were collected, mostly in the fourth quarter. Divestitures generated liquidity exceeding E900 million. Cash and cash equivalents increased significantly due to proceeds from divestitures late in the fourth quarter.

     Net financial debt decreased significantly, as the majority of the divestiture proceeds and the receivables collected from Hoechst were used to repay debt.

RESULTS OF OPERATIONS

     NET SALES

     Acetyl Products. Net sales for the Acetyl Products segment increased by 3% to E1,561 million in 1999 from E1,518 million in 1998 as a result of volume increases (5%) and favorable currency movements (3%), which were partially offset by lower selling prices (5%). The year was characterized by a very difficult pricing environment. Despite average cost increases of 10% for natural gas and 32% for ethylene, selling prices for this segment actually declined. For example, average selling prices for two key products, acetic acid and vinyl acetate, were down 15% and 5%, respectively. Excess industry capacity made it difficult to pass on higher costs to customers, and it was necessary to reduce selling prices in order to maintain market positions. The typical time lag between changes in both raw material costs and product selling prices has been extended by the severe competitive situation in the industry.

     Chemical Intermediates. Net sales for the Chemical Intermediates segment decreased by 4% to E884 million in 1999 from E920 million in 1998. Excluding the receipt in 1999 of a license fee of E13 million related to an acrylates project in Germany, net sales decreased by 5% primarily as a result of price decreases (6%) and volume decreases (2%), which were partially offset by favorable currency movements (3%). Prices throughout the segment declined. For example, prices decreased for butanol (7%), butyl acrylate (12%), acrylic acid (12%) and 2-ethyl-hexanol (3%). The decline in sales prices reflects the adverse effects of global industry capacity outpacing market growth. Higher butyl acrylate volumes reflected additional capacity at the Clear Lake plant while lower butanol volumes reflected production difficulties at both the Bay City and Oberhausen plants in the first half of 1999. The principal currency movement favorably affecting net sales was the appreciation of the U.S. dollar against the euro.

     Acetate Products. Net sales for the Acetate Products segment decreased by 12% to E739 million in 1999 from E839 million in 1998 as a result of volume decreases (12%) and price decreases (4%), which were partially offset by favorable currency movements (4%). Acetate tow sales volumes were lower as compared to 1998 due to continuing competitive pressure, and pricing continued to suffer due to industry overcapacity. Cellulose acetate filament experienced a sharp decline in volumes and weaker pricing as a result of declines in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. In response to the difficult market conditions, Celanese has announced plans to reduce capacity in acetate filament by 39,000 tons over the next two years.

     Ticona. Net sales for the Ticona segment increased by 5% to E788 million in 1999 from E750 million in 1998 as a result of higher volumes (6%) and favorable currency movements (3%), which were partly offset by price erosion (4%). The higher volumes were mainly a result of higher demand for new applications in the automotive and telecommunication industries. The price declines were mainly attributable to pricing pressure in standard grade products, particularly in Europe. However, in the fourth quarter of 1999, the European trend began to improve as price increases were announced and partly implemented. The results of the fourth quarter were significantly above expectations due to unusually high demand resulting from the strong economy in the U.S. and Europe as well as pre-buying by customers ahead of an announced price increase.

     Performance Products. Net sales for the Performance Products segment decreased by 2% to E397 million in 1999 from E407 million in 1998. OPP film sales for 1999, which represented 71% of net sales in this segment, decreased by 7% primarily because of lower selling prices in most product lines resulting from worldwide overcapacity and the pass-through of lower raw material prices to customers. Food ingredients sales for 1999, which represented 29% of total segment net sales, increased by 11% because of higher volumes of the high intensity sweetener - Sunett(R) - in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett in liquid beverages. A volume increase in sorbates was offset by lower prices resulting from global overcapacity and pricing pressure from Japanese and Chinese competitors.

     Other Activities. Net sales of Other Activities were E60 million in 1999 and 1998. Other Activities includes revenues associated with Celanese's captive insurance companies in addition to the research activities previously conducted by Hoechst Research & Technology in the U.S., as well as several service companies which do not have significant sales.

     COST OF SALES AND OTHER OPERATING EXPENSES

     Cost of Sales. Cost of sales increased by 5% to E3,621 million in 1999 compared with E3,454 million in 1998. Cost of sales as a percentage of sales increased to 84% in 1999 from 80% in 1998 which reflects generally higher raw material costs and lower selling prices. Apart from the effect of volume changes noted above, raw material price increases were experienced primarily in the Acetyl Products and Chemical Intermediates segments as raw material prices in the Ticona and Acetate Products segments remained relatively stable. Cost of sales in the Performance Products segment increased slightly due to higher volumes in food ingredients as volumes in OPP films remained relatively flat.

     Selling, General and Administrative Expense. Selling, general and administrative expense increased by 7% to E570 million in 1999 from E535 million in 1998. Selling, general and administrative expense as a percentage of sales increased to 13% in 1999 from 12% in 1998. In 1999, Celanese received an insurance claim settlement of E17 million for damages associated with an acrylic acid reactor as well as an E18 million insurance settlement related to environmental claims, which were partially offset by additional goodwill amortization expense of E30 million. The increase in goodwill amortization is directly related to the additional goodwill amortization resulting from Hoechst acquiring substantially all the minority interest in Grupo Celanese and subsequently contributing this interest to Celanese in December 1998 and Celanese acquiring the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining estimated life of the 1987 Celanese merger goodwill from 27 to 20 years. In 1998, Celanese received a settlement in connection with a patent infringement lawsuit of E46 million. Excluding the effects of the items noted above, selling, general and administrative expense decreased to E575 million in 1999 from E581 million in 1998.

     Research and Development Expense. Research and development expense decreased by 22% to E79 million in 1999 from E101 million in 1998, principally as a result of the continuing impact of a strategic reorientation of research, according to which most research activity is now undertaken by the operating businesses themselves instead of by a separate research unit. This decision led to lower personnel and overall research and development expense from the former Hoechst Research & Technology in the United States, which did not have any expenses in 1999 as compared to E39 million in 1998. Accordingly, the segments experienced increased costs in 1999 as compared to 1998 due to the assumption of some of the research activities previously performed by Hoechst Research & Technology in the United States. Research and development expense as a percentage of sales remained flat at 2% for both 1999 and 1998.

Special Charges.

     The financial condition and results of operations of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring and other unusual expenses incurred outside the ordinary course of business. (see Note 25 to the Consolidated Financial Statements).

     The restructuring measures for which provisions have been taken, in the periods presented, were undertaken to achieve cost efficiencies through rationalization and to optimize Celanese's portfolio. The restructuring is expected to benefit Celanese through reduction of its fixed cost base. Further restructuring provisions relating to the cost of employee terminations, the cost of facility closures and other restructuring costs may be incurred in the future, but their timing or extent cannot yet be quantified.

     In 1999, Celanese recorded special charges totaling E559 million. This amount consists of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 23 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million relates to restructuring charges of which E116 million represents personnel severance costs and E102 million is associated with plant and office closures. The personnel severance costs are associated with the expected elimination of approximately 2,000 positions.

     The Acetyl Products segment recorded E53 million of special charges primarily related to the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations. The Chemical Intermediates segment recorded special charges totaling E57 million, of which E40 million was related to an asset impairment charge associated with a European facility, as well as restructuring charges associated with general downsizing in the business. The Acetate Products segment recorded E81 million of special charges, of which E66 million related primarily to restructuring charges associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico as well as severance costs associated with downsizing across the business. The remainder is related to an asset impairment charge in acetate filament. Ticona recorded E154 million of special charges of which E128 million was related to the plumbing cases (see
Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with employee severance costs. The Performance Products segment recorded E99 million of special charges, of which E75 million related to antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements). The remainder related mainly to restructuring charges associated with the closure of an OPP films unit in the United Kingdom.

     Other Activities recorded E115 million of special charges, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million to demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and Canada as well as final closure costs related to Hoechst Research & Technology in the United States.

     Annual cost savings from all of the 1999 restructuring initiatives are estimated to be in excess of E130 million upon completion of these initiatives.

     In 1998, Celanese recorded special charges totaling E100 million. This amount consists of restructuring charges (E73 million) and antitrust actions in the sorbates industry (E27 million). The restructuring charges related primarily to personnel severance costs (E34 million) and other plant and office closure costs (E39 million). The Acetyl Products segment recorded E9 million of special charges associated with the closure of an acetic acid unit in Europe. The Chemical Intermediates segment recorded E1 million of personnel severance costs associated with a plant in Germany. The Acetate Products segment recorded E6 million of severance costs associated with downsizing across the business. The Performance Products segment recorded E3 million of special charges associated with the shutdown of an OPP production line in the United Kingdom. Other Activities recorded E54 million of special charges primarily related to the discontinuation of Hoechst Research & Technology in the U.S. (E21 million) as well as the shutdown of the former U.S. corporate headquarters (E29 million). Annual cost savings from the 1998 restructuring are estimated to be approximately E24 million upon completion of these initiatives.

     Other Operating Income (Expense). Other operating income (expense) decreased to a loss of E10 million in 1999 from income of E14 million in 1998. This change is primarily attributable to lower gains on the disposition of assets (E16 million), primarily related to the sale of facilities in the United States, and increased losses on foreign exchange transactions of E8 million. The loss on foreign exchange transactions is primarily due to an increase in net U.S. dollar-denominated assets in Mexico compounded by the appreciation of the peso against the U.S. dollar for the affected period.

     OPERATING PROFIT AND EBITDA EXCLUDING SPECIAL CHARGES

     Acetyl Products. Operating profit for the Acetyl Products segment declined to an operating loss of E65 million in 1999 from an operating profit of E152 million in 1998. Operating profit in 1999 was negatively affected by E53 million of special charges together with an increase in amortization of goodwill and incremental depreciation of E16 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada. EBITDA, excluding special charges, decreased to E89 million in 1999 as compared to E246 million in 1998, primarily as a result of price declines and raw material price increases, which were slightly offset by cost reduction efforts. In addition, 1998 was positively affected by a E46 million settlement of a patent infringement lawsuit.

     Chemical Intermediates. Operating profit for the Chemical Intermediates segment decreased to an operating loss of E47 million in 1999 from an operating profit of E54 million in 1998. In 1999, the Chemical Intermediates segment was negatively affected by special charges of E57 million, primarily related to an asset impairment, compounded by an increase in goodwill amortization and incremental depreciation of E18 million resulting primarily from the acquisitions of minority interests of Grupo Celanese and Celanese Canada. In addition, the effects of a full year of depreciation, related to the acrylates expansion at Clear Lake and the butanol expansion at Bay City, further affected operating results. EBITDA, excluding special charges, of E84 million in 1999 as compared to E111 million in 1998 decreased primarily as a result of price and volume changes, compounded by higher propylene costs, which increased by approximately 7%. These factors were partially offset by the receipt in 1999 of an insurance claim settlement of E17 million for damages associated with an acrylic acid reactor as well as a E13 million license fee associated with the successful start up of an acrylates project in Germany.

     Acetate Products. Operating profit for the Acetate Products segment declined to an operating loss of E46 million in 1999 from an operating profit of E94 million in 1998. The Acetate Products segment was negatively affected in 1999 by special charges of E81 million, compounded by an increase in amortization of goodwill and incremental depreciation of E6 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada. EBITDA, excluding special charges, of E95 million in 1999 as compared to E154 million in 1998 decreased primarily as a result of the price and volume declines discussed above, offset in part by cost reduction efforts at all locations.

     Ticona. Ticona's operating profit declined to an operating loss of E96 million in 1999 from an operating profit of E53 million in 1998. The Ticona segment was negatively affected in 1999 by E154 million of special charges which mainly reflected a charge of E128 million relating to the plumbing cases (see
Note 23 to the Consolidated Financial Statements). The year was also negatively affected by restructuring charges. EBITDA, excluding special charges, of E123 million in 1999 as compared to E115 million in 1998, increased primarily as a result of higher volumes as raw material pricing remained relatively stable.

     Performance Products. Operating profit of the Performance Products segment decreased to an operating loss of E93 million in 1999 as compared to an operating loss of E12 million in 1998. The Performance Products segment was negatively affected by special charges of E99 million in 1999 as compared to E30 million in 1998. The majority of these special charges are related to antitrust actions in the sorbates industry (see Note 23 to the Consolidated Financial Statements), of which E75 million was recorded in 1999 as compared to E27 million in 1998. The remainder of these special charges related to restructuring. EBITDA, excluding special charges, decreased to E42 million in 1999 compared to E52 million in 1998. The lower results in the OPP films business was mainly a result of depressed sales prices for all products and increased expenses associated with the expansion of the Mexican OPP facility. Improved results in the food ingredients business were mainly due to higher gross profit in the high intensity sweetener product line resulting from increased volumes reinforced by the positive effects of cost reduction efforts.

     Other Activities. Operating profit of Other Activities declined slightly to an operating loss of E174 million in 1999 from an operating loss of E173 million in 1998. Other Activities was negatively affected by special charges in 1999 of E115 million, including demerger costs and environmental and other costs associated with previously divested entities of Hoechst (see Note 24 to the Consolidated Financial Statements). This compares with E54 million of special charges in 1998. EBITDA, excluding special charges, improved to a loss of E56 million in 1999 as compared to a loss of E98 million in 1998. The lower loss is principally attributable to a reduction of the costs associated with the discontinuation of Hoechst Research & Technology in the U.S. and to the receipt of an E18 million insurance settlement related to environmental claims.

     EQUITY IN NET EARNINGS OF AFFILIATES

     Equity in net earnings of affiliates decreased to E7 million in 1999 from E11 million in 1998. This decrease was mainly attributable to a reduction in earnings of InfraServ Hochst, in which Celanese owns a 27% interest. Earnings in Polyplastics and the other equity investments remained relatively flat.

     INTEREST EXPENSE

     Interest expense decreased by 17% to E111 million in 1999 from E133 million in 1998. This decrease was mainly a result of lower net average debt outstanding during 1999 compared to 1998, significantly affected by a debt reduction in the fourth quarter of 1999. This was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese's debt is denominated in U.S. dollars.

INTEREST AND OTHER INCOME, NET

     Interest and other income, net decreased to E33 million in 1999 from E47 million in 1998. Interest and other income was mainly generated from interest and dividend income earned by Celanese's captive insurance subsidiaries. Additionally, transaction gains and losses were recorded relating to intercompany foreign currency transactions.

     INCOME TAXES

     Income taxes was a benefit of E83 million in 1999 as compared to an expense of E109 million in 1998. The effective tax rate was 117% in 1998 as compared to 14% in 1999. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

     The net deferred tax asset at December 31, 1999 and 1998 totaled E271 million and E184 million, respectively. At December 31, 1999, the significant sources of the net deferred tax asset were the cumulative net temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes representing future net income tax deductions.

     These temporary differences relate to obligations for postretirement benefits, reserves for the plumbing cases, environmental, restructuring and other matters. The tax effects of these temporary differences are shown in Note 12 to the Consolidated Financial Statements. Management believes that Celanese will have future taxable income to make it more likely than not that the net deferred tax asset will be realized.

     MINORITY INTERESTS

     Earnings attributable to minority interests increased to income of E7 million in 1999 from a expense of E40 million in 1998. This increase was principally attributable to net losses incurred in Celanese Canada in 1999. In September 1999, Celanese acquired all the remaining interest of Celanese Canada, thereby giving Celanese 100% ownership of Celanese Canada. In addition, Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese in December 1998.

     DISCONTINUED OPERATIONS

     In 1999, Celanese completed the sales of a number of its non-core businesses, including its interest in Copley Pharmaceuticals Inc., its Ethylene Oxide/Ethylene Glycol business, its U.S. and Japanese separation products business, Celgard, its polyester fiber and bottle resin business in Millhaven, Ontario, Canada and its interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures.

     Celanese received gross proceeds of E1,001 million from the sales of these discontinued operations, which led to a net cash inflow of E913 million in 1999. As a result of these sales, Celanese recognized a net gain, net of taxes, of E452 million on disposals of discontinued operations in the consolidated statements of operations and recorded E14 million in earnings from operations of discontinued operations relating to these divested businesses in 1999 (see Note 5 to the Consolidated Financial Statements).

     As part of its strategy to optimize its portfolio, Celanese continues to evaluate its businesses. In January 2000, Celanese sold its phosphorus and phosphorus derivatives business and expects to divest its remaining interests in inorganic chemicals, including Vinnolit and Vintron, in 2000. Letters of intent for the sales of these businesses were signed with Advent International Corporation during February 2000 with respect to Vinnolit and Vintron. In 1999, Celanese recorded a loss of E154 million, of which Vintron represents E138 million, for the expected loss associated with these transactions in gain on disposal of discontinued operations and a loss of E2 million in earnings from operations of discontinued operations relating to these additional discontinued operations.

     Earnings from discontinued operations, net of tax, in 1999 of E310 million consists of the net gain associated with the sales discussed above of E452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of E154 million and the earnings from operations of discontinued operations of E12 million.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 1999, 1998 and 1997.

                                                                                       EQUITY IN NET
                                                                    OPERATING           EARNINGS OF
                                                 SALES            PROFIT (LOSS)          AFFILIATES
                                           ------------------   ------------------   ------------------
                                           1999   1998   1997   1999   1998   1997   1999   1998   1997
                                           ----   ----   ----   ----   ----   ----   ----   ----   ----
                                                                 (IN E MILLIONS)
Discontinued operations of Performance
  Products...............................   54     50     44     10      6      5      -      -     -
Discontinued operations of Other
  Activities.............................  649    765    780    (38)     9      8      -      -     -
Discontinued operations of Equity
  Investments............................    -      -      -      -      -      -     36      9     7
                                           ---    ---    ---    ---     --     --     --     --     --
          Total Discontinued
            Operations...................  703    815    824    (28)    15     13     36      9     7
                                           ===    ===    ===    ===     ==     ==     ==     ==     ==

     EXTRAORDINARY ITEM

     Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps. No extraordinary expense was incurred in 1998.

     NET LOSS

     As a result of the factors mentioned above, the net loss of Celanese increased by E163 million to E207 million in 1999 from E44 million in 1998.

1998 COMPARED WITH 1997

     NET SALES

     Acetyl Products. Net sales for the Acetyl Products segment decreased by 14% to E1,518 million in 1998 from E1,757 million in 1997, primarily as a result of price decreases (14%) and volume decreases (1%), which were slightly offset by favorable currency movements (1%). For example, the price of methanol, which was U.S. $0.55 per gallon in 1997, declined to U.S. $0.35 per gallon in 1998 as excess capacity and the effects of a general decline in demand were felt. Prices for acetic acid, vinyl acetate monomer and many other chemical products also declined significantly. These declining sales reflected the adverse conditions in the global chemical industry, compounded by the depressed market conditions in Asia.

     Chemical Intermediates. Net sales for the Chemical Intermediates segment decreased by 18% to E920 million in 1998 from E1,123 million in 1997. Excluding the positive effect of a one-time license fee of E31 million related to an acrylates project in Germany in 1997, sales decreased by 16%, primarily due to price decreases (16%) and volume decreases (1%) offset by favorable currency movements (1%). The decreases in prices resulted primarily from downward pricing pressure in acrylic acid, butanol and 2-ethylhexanol caused by industry overcapacity and depressed economic conditions in Asia. Volume decreases were not as significant as the price decreases, not only because of the addition of acrylic acid capacity at the Clear Lake, Texas facility but also because of improved volumes in acrylates, which rebounded from production outages in 1997.

     Acetate Products. Net sales for the Acetate Products segment decreased by 16% to E839 million in 1998 from E994 million in 1997 primarily as a result of price decreases (5%) and volume decreases (12%), which were slightly offset by favorable currency movements (1%). Increased competitive pressure resulted in volume losses as well as lower overall pricing in the cellulose acetate tow business. Cellulose acetate filament experienced significantly lower volumes and weaker pricing as a result of the ongoing impact of the depressed market conditions in Asia and declines in the demand for acetate filament from the fashion industry.

     Ticona. Net sales for the Ticona segment increased by 1% to E750 million in 1998 from E742 million in 1997 as favorable currency movements (1%) and increased sales volumes (3%) were offset by price declines (3%). Volume growth was driven by favorable market conditions, including strong growth in automotive sales in continental Europe as well as the development of new applications for Ticona's products. This growth was partially offset by lower demand in the United States, in part the result of the negative impact on orders from suppliers resulting from the strike at General Motors. In the United States and Europe, Ticona lost business in standard grades of polymers as a result of competitive pricing from Asian imports.

     Performance Products. Net sales for the Performance Products segment decreased by 7% to E407 million in 1998 from E436 million in 1997. The 1998 OPP film sales, which represented 71% of sales in this segment, decreased by 4% primarily because of lower selling prices in all product lines resulting from worldwide overcapacity in the OPP films market, which were partially offset by increased volumes resulting from debottlenecking in European facilities and the expansion of the Mexican facility. The 1998 food ingredients sales, which represented 29% of total segment sales, decreased by 14% primarily because of lower selling prices and sales volumes in the sorbates product lines resulting from worldwide overcapacity and pricing pressure from Chinese competitors. The high intensity sweeteners product line experienced significant volume growth in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett in beverages and in part as a result of business from new customers in the food industry, particularly in the United States, partially offset by lower prices resulting from competition from sweetener substitutes and price discounts.

     Other Activities. Net sales from Other Activities decreased by 10% to E60 million in 1998 compared to E67 million in 1997 as a result of lower sales in ancillary businesses, which was partially offset by an increase in premiums from captive insurance policies with Hoechst.

     COST OF SALES AND OTHER OPERATING EXPENSES

     Cost of Sales. Cost of sales decreased by 11%, to E3,454 million in 1998 compared with E3,862 million in 1997. This decrease was principally attributable to reductions in raw material prices in the Acetyl Products, Chemical Intermediates and Performance Products segments in addition to favorability resulting from the liquidation of LIFO reserves in the Acetyl Products, Chemical Intermediates, Acetate Products and Ticona segments. These decreases were partially offset by higher cost of sales in the Ticona segment as a result of a temporary shutdown associated with scheduled maintenance at one of its European facilities as well as higher cost of sales in the Performance Products segment resulting mainly from increased volumes. Cost of sales as a percentage of sales increased to 80% in 1998 from 78% in 1997, which reflects raw material prices not dropping as quickly as selling prices.

     Selling, General and Administrative Expense. Selling, general and administrative expense decreased by 7% to E535 million in 1998 from E575 million in 1997. Selling, general and administrative expense as a percentage of sales was 12% in 1998 and 1997. Celanese received a settlement in 1998 in connection with a patent infringement lawsuit of E46 million. Selling, general and administrative expense related to Hoechst Research & Technology in the United States in 1998 was significantly less than in 1997, reflecting progress made in winding down the Hoechst Research & Technology activities. After eliminating the effect of the settlement payment and the selling, general and administrative expense associated with the discontinuation of Hoechst Research & Technology in the United States, selling, general and administrative expense increased to E641 million in 1998 as compared with E638 million in 1997.

     Research and Development Expense. Research and development expense decreased by 24% to E101 million in 1998 from E133 million in 1997 principally as a result of a strategic reorientation of research. Most research activity was to be undertaken by the business segments themselves instead of by a separate research entity, with more emphasis to be placed on applied research than on basic research. This decision led to lower personnel and overall research and development expense related to Hoechst Research & Technology in the United States, which accounted for a E26 million decline. Research and development expense as a percentage of sales decreased to 2% in 1998 from 3% in 1997.

     Special Charges. In 1998, Celanese recorded special charges totaling E100 million. This amount consists of restructuring charges (E73 million) and antitrust actions in the sorbates industry (E27 million). The restructuring charges related primarily to personnel severance costs (E34 million) and other plant and office closure costs (E39 million). The Acetyl Products segment recorded E9 million of special charges associated with the closure of an acetic acid unit in Europe. The Chemical Intermediates segment recorded E1 million of personnel severance costs associated with a plant in Germany. The Acetate Products segment recorded E6 million of severance costs associated with downsizing across the business. The Performance Products segment recorded E3 million associated with the shutdown of an OPP production line in the United Kingdom. Other Activities recorded E54 million of special charges primarily related to the discontinuation of Hoechst Research & Technology in the U.S. (E21 million) as well as the shutdown of the former U.S. corporate headquarters (E29 million). Annual cost savings from the 1998 restructuring are estimated to be approximately E24 million upon completion of these initiatives.

     In 1997, Celanese recorded special charges totaling E103 million. As a result of Hoechst's reorientation of basic research, Celanese recorded special charges of E45 million for fixed asset impairment and personnel costs and E43 million resulting from the related impairment of goodwill associated with the discontinuation of Hoechst Research & Technology in the United States. Further special charges related to severance costs associated with the downsizing of the former U.S. corporate headquarters (E8 million).

     Other Operating Income (Expense). Other operating income (expense) increased to income of E14 million in 1998 from expense of E11 million in 1997. This increase is primarily a result of E20 million higher gains on the disposition of assets, primarily related to the sale of idle facilities in the United States, and decreased losses on foreign exchange transactions of E5 million.

     OPERATING PROFIT AND EBITDA EXCLUDING SPECIAL CHARGES

     Acetyl Products. Operating profit for the Acetyl Products segment declined by 31% to E152 million in 1998 from E221 million in 1997. Operating profit in 1998 was negatively affected by special charges of E9 million together with an increase in depreciation and amortization of E8 million. EBITDA, excluding special charges, of E246 million in 1998 as compared to E298 million in 1997 decreased primarily as a result of price and volume declines discussed above, compounded by raw material price decreases occurring at a slower rate than decreases in selling prices for this segment's products. These factors were offset in part by cost reduction efforts, particularly at U.S. facilities, and a substantial settlement in 1998 of a long-standing suit for patent infringement.

     Chemical Intermediates. Operating profit for the Chemical Intermediates segment decreased by 26% to E54 million from E73 million in 1997. Operating profit in 1998 was negatively affected by special charges of E1 million together with an increase in depreciation and amortization of E6 million. EBITDA, excluding special charges, was E111 million in 1998 as compared to E123 million in 1997. Excluding the positive effect of the receipt in 1997 of a E31 million one-time license fee for an acrylates project in Germany, EBITDA, excluding special charges, increased to E111 million in 1998 from E92 million in 1997, primarily as a result of lower raw material costs, in particular for propylene, which more than offset the effects of price reductions of 16%.

     Acetate Products. Operating profit for the Acetate Products segment declined by 37% to E94 million in 1998 from E149 million in 1997. Operating profit in 1998 was negatively affected by special charges of E6 million together with an increase in depreciation and amortization of E10 million. EBITDA, excluding special charges, of E154 million in 1998 as compared to E193 million in 1997 decreased primarily as a result of declines in sales prices and sales volumes discussed above. These factors were offset in part by cost reduction efforts, particularly at U.S. plants. Cost reduction efforts accounted for a significant portion of the reduction of the cost of goods sold.

     Ticona. Ticona's operating profit declined 7% to E53 million in 1998 from E57 million in 1997. Operating profit in 1998 was negatively affected by an increase in depreciation and amortization of E2 million. EBITDA, excluding special charges, of E115 million in 1998 as compared to E117 million in 1997 decreased primarily as a result of price declines described above and implementation costs for SAP software that were approximately E11 million higher in 1998 than in 1997, partially offset by the benefits of volume growth and, to a lesser extent, exchange rate effects. Raw material pricing remained relatively stable in 1998. Legal fees in connection with the plumbing litigation were slightly lower as compared with 1997 levels (See Note 23 to the Consolidated Financial Statements).

     Performance Products. The Performance Products segment experienced an operating loss of E12 million in 1998 as compared to an operating profit of E42 million in 1997. Operating profit in 1998 was negatively affected by special charges of E30 million, primarily related to the U.S. antitrust actions in the sorbates industry (E27 million), and an increase in depreciation and amortization of E6 million. EBITDA, excluding special charges, was E52 million in 1998 as compared to E70 million in 1997. Lower results in the OPP films business was mainly due to lower sales prices, which were only partially offset by lower raw material costs. Lower results in the food ingredients business was a result of lower prices and volumes in the sorbates product lines and lower prices in high intensity sweeteners.

     Other Activities. Operating losses of Other Activities decreased by 37% to an operating loss of E173 million in 1998 from an operating loss of E275 million in 1997. Operating profit in 1998 was negatively affected by special charges of E54 million relating primarily to general corporate functions (E29 million) and the discontinuation of Hoechst Research & Technology in the United States (E21 million), and other chemicals (E4 million). This compares to E103 million of special charges in 1997 primarily associated with general corporate functions (E8 million) and Hoechst Research & Technology in the United States (E88 million). EBITDA, excluding special charges, improved to a loss of E98 million in 1998 as compared to a loss of E141 million in 1997, primarily as a result of lower operating losses in Hoechst Research & Technology in the United States and in general corporate functions as a result of an effort to reduce employment levels.

     EQUITY IN NET EARNINGS OF AFFILIATES

     Equity in net earnings of affiliates increased by 83% to E11 million in 1998 from E6 million in 1997. This change was mainly attributable to increased earnings in Celanese's investments in InfraServ Hochst and InfraServ Gendorf, which were partially offset by a reduction in earnings of Polyplastics, a joint venture in which Celanese holds a 45% interest.

     INTEREST EXPENSE

     Interest expense decreased by 4% to E133 million in 1998 from E138 million in 1997. This decrease was mainly the result of lower net average debt outstanding during 1998 compared to 1997.

     INTEREST AND OTHER INCOME, NET

     Interest and other income, net decreased by 4% to E47 million in 1998 from E49 million in 1997. Interest and other income was mainly generated from interest on loans to Hoechst and affiliates and interest income earned by Celanese's captive insurance subsidiaries.

     INCOME TAXES

     Income tax expense increased to E109 million in 1998 from E83 million in 1997. The effective tax rate increased from 45% in 1997 to 117% in 1998. The increase is mainly attributable to the nondeductibility of goodwill amortization, the limitation on foreign tax credit utilization, the tax costs of restructuring in the United States and the 1998 losses in Germany for which no benefit was recognized as it was determined that the associated net operating loss carryforwards may not be realized.

     MINORITY INTEREST

     Expense attributable to minority interest decreased by 37% to E40 million in 1998 from E63 million in 1997. This decrease is principally attributable to lower earnings in Grupo Celanese. In December 1998,

Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese.

     NET EARNINGS (LOSS)

     As a result of the factors mentioned above, net earnings (loss) of Celanese decreased by E91 million to a loss of E44 million in 1998 from net earnings of E47 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities decreased to E183 million in 1999 compared to E330 million in 1998. The decrease is primarily attributable to the weaker operating results in 1999. The special charges recorded in 1999 include E102 million of non cash items and cash items amounting to E457 million of which only a small amount was paid out during 1999. The changes in operating assets and liabilities also affected cash flow. An increase in receivables due from reinsurance companies was offset by a corresponding increase in loss reserves by Celanese's captive insurance companies. Inventories decreased and trade receivables increased. Income tax payables decreased due to payments made for previous periods. Income tax liabilities did not increase as a result of lower taxable income in 1999.

     For the year 2000, it is expected that nearly all of the remaining cash items of the special charges will be paid, which will lead to respective cash outflows.

     Net cash provided by operating activities decreased to E330 million in 1998 from E487 million in 1997. Net cash provided by operating activities decreased primarily because of a decrease in earnings from operations, as well as by an increase in net third party receivables, partially offset by an increase in accounts payable and accrued liabilities. The fluctuation in net receivables is attributable to an increase in trade receivables and other receivables.

     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

     Net cash provided by (used in) investing activities increased by E554 million to a net cash inflow of E257 million in 1999 from a use of cash of E297 million in 1998.

     Net cash provided by investing activities in 1999 was positively affected by significant cash proceeds from the sale of discontinued businesses amounting to E913 million (see Note 5 to the Consolidated Financial Statements). This inflow was partially offset by the acquisition of the minority interest in Celanese Canada as well as the acquisition of a 50% interest in Korea Engineering Plastics Company Ltd., amounting to E397 million.

     Capital expenditures on property, plant & equipment decreased to E262 million in 1999, compared to E345 million in 1998. This decrease was reflected in all segments, except for the Acetyl Products segment due to the acetic acid and acetate esters expansions in Singapore.

     Net cash provided by (used in) investing activities decreased to a use of E297 million in 1998 from a use of E398 million in 1997. The decrease was primarily as a result of a decrease in capital expenditures on property, plant and equipment from E368 million in 1997 to E345 million in 1998 in addition to a net reduction in the purchases of marketable securities from net purchases of E51 million in 1997 to net proceeds from sale of E6 million in 1998.

     NET CASH USED IN FINANCING ACTIVITIES

     Net cash used in financing activities increased by E27 million to E72 million in 1999 from E45 million in 1998.

     The net cash flow from financing activities in 1999 was significantly affected by the collection of demerged receivables and other financing receivables from Hoechst amounting to E706 million. The majority of this cash inflow, as well as the cash inflows from the divestiture program amounting to E913 million, were used to repay debt in the fourth quarter of 1999. The debt level peaked in the third quarter, primarily as a result of the financing of the acquisition of the minority interests in Celanese Canada. Amounts which could not be used to repay debt increased the cash balance to E378 million. In connection with the refinancing of certain portions of external debt, triggered by the demerger, early extinguishment charges amounting to E15 million, net of tax, were reported as extraordinary expense.

     Net cash used in financing activities decreased to E45 million in 1998 from E84 million in 1997.

     In 1998, net cash used in financing activities of E45 million was a result of payments to reduce debt of E381 million, offset by contributions of E336 million received from Hoechst. In 1997, net cash used in financing activities of E84 million was a result of net payments on third party long-term debt of E103 million and net payments on debt to Hoechst of E263 million offset by E80 million of proceeds received from net short-term borrowings with third parties and E202 million of net contributions with Hoechst.

     SHORT-TERM AND LONG-TERM BORROWINGS

     Celanese's combined debt primarily consists of commercial paper, bank loans, notes with affiliates, term notes, and pollution control and industrial revenue bonds. Celanese had a U.S. $700 million (E697 million) commercial paper program at December 31, 1999. At December 31, 1999, there were no borrowings against the commercial paper program. Celanese maintains committed revolving credit lines and term loans with several banks aggregating E2,041 million at December 31, 1999; the aggregate unused part thereof amounted to E1,752 million, of which U.S. $700 million (E697 million) was used as credit backup for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to E109 million at December 31, 1999 and E231 million at December 31, 1998. The loans are principally denominated in U.S. dollars, euro, South African rand, and British pound sterling. In connection with the demerger, Celanese incurred refinancing costs and other fees associated with the refinancing of third party debt. Total debt decreased to E948 million at December 31, 1999 from E1,479 million at December 31, 1998. This decrease is primarily attributable to the repayment of long-term debt from the proceeds of the recent divestitures and the collection of receivables from Hoechst.

     TOTAL SHAREHOLDERS' EQUITY

     Prior to the effective date of the demerger, Combined equity represented Celanese's historical equity in the businesses and activities which were demerged to form Celanese (See Note 4 to the Consolidated Financial Statements). At December 31, 1999, shareholders' equity amounted to E2,866 million, compared to E2,736 million at December 31, 1998. The increase was primarily attributable to the positive impact of foreign currency translations.

     On the basis of the Consolidated Financial Statements, at December 31, 1998, shareholders' equity amounted to E2,736 million, compared to E1,250 million at December 31, 1997. This increase was due principally to a positive impact of E1,617 million resulting from net transactions with Hoechst, partially offset by the net loss for 1998 of E44 million. The Hoechst transactions principally included the contribution of the Grupo Celanese minority interest which was not already owned by Celanese of E643 million, the contribution of Hoechst receivables of E384 million, the transfer of other businesses from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of Hoechst's investment in Dyneon of E109 million.

     By virtue of divesting a majority of the non-core activities earlier than expected, Celanese generated positive net income at the parent company level. Accordingly, Celanese is in a position to propose a dividend. Management intends to recommend a dividend of E0.11 per share, totaling E6 million, at this year's annual general meeting to be held in May 2000.

ENVIRONMENTAL MATTERS

     In 1999, Celanese's worldwide expenditures, including expenditures for third party and divested sites, for compliance with environmental regulations and internal company initiatives totaled E116 million, of which E14 million was for capital projects. In 2000, total annual environmental expenditures are expected to be approximately E122 million, of which E16 million is for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2000, management believes that the current spending trends will continue.

     The total environmental costs charged to operations for remediation efforts amounted to E77 million in 1999, E94 million in 1998 and E45 million in 1997. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for fixed period remediation projects using a 6% discount rate.

MARKET RISKS

     The information provided below contains forward-looking statements that involve inherent risks and uncertainties, principally with respect to unanticipated changes in foreign exchange or interest rates and changes in the level of Celanese's exposure to such market risks. Actual results may differ from those set forth in these forward-looking statements.

     DERIVATIVE FINANCIAL INSTRUMENTS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates and interest rates. Celanese has in place policies of hedging against changes in currency exchange rates and interest rates as described below.

     FOREIGN EXCHANGE RISK MANAGEMENT

     Prior to January 1, 1999, Celanese's functional currency was the DM, but since the adoption of the euro by Germany and the other euro zone countries on that date, Celanese's functional currency has been the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Belgian franc and Mexican peso as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for firm commitments and anticipated transactions. The terms of these contracts are generally under one year. Celanese will implement a centralized hedging strategy in which foreign currency denominated receivables or liabilities booked by the operating entities will be hedged on a consolidated basis.

INTEREST-RATE RISK MANAGEMENT

     Celanese is primarily exposed to changes in interest rates in the U.S. dollar and the euro. To manage these risks, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese uses swaps for hedging purposes only. The maturities of these swaps depend on the underlying debt portfolio.

EQUITY RISK MANAGEMENT

     Celanese has two Stock Appreciation Rights Plans (see Note 20 to the Consolidated Financial Statements). To limit financial exposure under these plans, Celanese has purchased call options on Celanese shares.

     See "Item 9A. Quantitative and Qualitative Disclosures about Market Risk" below.

GENERAL RISKS

     Factors affecting Celanese's financial condition, cash flows and results of operations are described below.

GENERAL ECONOMIC CONDITIONS

     Celanese operates in the global market and has customers in many countries. Celanese has major facilities located throughout North America, Europe and the Pacific Rim, including facilities in China, Japan, Korea and Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic and political conditions. In recent years the financial turmoil in Asia has adversely affected volumes sold by Celanese to its Asian customers and has adversely affected selling prices achievable in Asian and other markets.

HISTORICAL CYCLICALITY IN PARTS OF THE INDUSTRIAL CHEMICALS INDUSTRY

     Consumption of the basic chemicals which Celanese manufactures in the commodity portions of the acetyl and acrylic products, principally methanol, formaldehyde, acetic acid and acrylic acid, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

     - Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on-stream and are therefore necessarily based upon estimates of future demand.

     - When demand is rising, competition to build new capacity may be heightened because new capacity tends to be more profitable, with a lower marginal cost of production. This tends to amplify upswings in capacity.

     - When demand is falling, the high fixed cost structure of the capital intensive chemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization.

     - As competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants, which maximize economies of scale, but which also lead to major increases in capacity which can outstrip current growth in demand.

     - Cyclical trends in general business and economic activity produce swings in demand for chemicals.

     Celanese believes that the basic chemicals industry, particularly in the commodity portions of the products manufactured by Celanese's Acetyl Products and Chemical Intermediates segments, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years.

COST OF RAW MATERIALS

     Celanese purchases significant amounts of natural gas, ethylene and propylene from third parties for use in its production of basic chemicals in the acetyl and acrylic products, principally methanol, formaldehyde, acetic acid and acrylic acid, as well as acrylates and oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in the Acetyl Products, Chemical Intermediates and Acetate Products segments, as well as some products in the Ticona and Performance Products segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

     While Celanese has agreements providing for the supply of natural gas, ethylene, propylene, wood pulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

     - Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

     - Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

     -  The general level of business and economic activity; and

     -  The direct or indirect effect of governmental regulation.

     Celanese typically does not enter into hedging arrangements with respect to prices of raw materials. While Celanese seeks to balance increases in raw material prices with corresponding increases in the prices of its products, there have been in the past, and may be in the future, periods during which there is a time lag before raw material price increases are passed on to customers.

VARIATIONS IN EXCHANGE RATES

     Celanese's Consolidated Financial Statements for periods prior to January 1, 1999 have been prepared using the Deutsche Mark or DM and are restated from DM to euro using the official fixed conversion rate between the DM and the euro of DM 1.95583 per E1.00. Beginning January 1, 1999, Celanese's financial statements have been prepared in euro. A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in these currencies' values against the euro, and in the past against the DM, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. As noted above, for periods prior to January 1, 1999, Celanese's Consolidated Financial Statements have been restated from DM into euro. Celanese estimates that the translation effects of changes in the value of other currencies against the euro reduced the fall in net sales by approximately 3% in 1999 and that the translation effects of changes in the value of other currencies against the DM reduced the fall in net sales by approximately 1% in 1998. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 12% in 1999. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year. See "Market Risk" and Note 22 to the Consolidated Financial Statements.

YEAR 2000

     The "Year 2000" or Y2K issue arose due to a date related problem programmed into many computer software systems and hardware components. Computer hardware and software may experience problems as the year code changed from "99" to "00".

     As of the date of this Annual Report, none of the applications or information technology systems critical to Celanese has experienced Y2K failures. Celanese is also not aware of any Y2K problems affecting its customers, suppliers or key business partners that might materially disrupt Celanese's business.

     Indications are that Celanese operated successfully through this transition period and that it did not incur any material financial loss as a result of the event. The total amount expended on programs through December 31, 1999 was approximately E32 million. These costs include the direct costs incurred or expected to be incurred for all consolidated entities, including the internal costs of personnel dedicated to the Y2K programs, and have been funded from operating cash flows. These costs do not include internal costs of personnel who monitored Celanese's programs but were not dedicated entirely to achieving Y2K compliance. No projects material to Celanese's business or its financial results were deferred or delayed as a result of the Y2K compliance programs.

INTRODUCTION OF THE EURO

     On January 1, 1999, the euro became a currency in its own right. Until January 1, 2002, the euro can only be used as transaction currency. Beginning on January 1, 2002, the euro will be the official currency of all euro zone countries. There will be a transition period ending July 1, 2002 during which the local currencies of participating countries may still be used alongside the euro. Beginning January 1, 1999, Celanese has adopted the euro as the currency in which it presents its financial statements.

     Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

     Celanese does not expect its exposure to currency risk to change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S. dollar, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

OUTLOOK

     Celanese's results of operations for 1999 have been adversely affected by difficult market conditions in the chemicals industry as well as by special charges, principally relating to restructuring and litigation which totaled E559 million in 1999. The difficult market conditions are expected to persist in 2000.

     Celanese has taken measures to reduce costs. In 1999, restructuring charges totaling E218 million were recorded under special charges. These restructuring measures, which include the planned elimination of approximately 2,000 positions and the closure of 6 production facilities worldwide, are expected to reduce our cost base significantly. No assurance can be given, however, that the cost reduction measures taken are sufficient to improve Celanese's margins or that additional special charges will not be required in the future.

     In January 2000, Celanese sold its phosphorous activities, conducted by the Thermphos Group, to the management of Thermphos. Celanese expects to sell its chlorine and chlorine derivatives business lines (including Vintron) in 2000. Letters of intent were signed with a third party during February 2000. The sale of these inorganic businesses are expected to generate a loss of E154 million of which Vintron represents E138 million, which is fully accrued for and recorded in gain on disposal of discontinued operations in 1999. In connection with this transaction, Celanese expects to sell its 50% share in Vinnolit, a leading PVC producer in Europe. The Vinnolit sale is expected to generate a significant book gain in 2000. The Vinnolit and Vintron transactions are subject to the completion of negotiations and satisfaction of conditions, and no assurance can be given, that these sales will be consummated on the terms outlined in the letters of intent or will occur at all.

     The operating performance in the Ticona segment is showing signs of improvement whereas the cyclical situation in the Acetyl Products, Chemical Intermediates and Acetate Products segments remain difficult and the outlook for the Performance Products segments is mixed.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following tables present information regarding Celanese's use of derivative financial instruments, and should be read together with "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk" and Notes 2 and 22 to the Consolidated Financial Statements.

INTEREST-RATE RISK MANAGEMENT

     The following tables provide information about Celanese's use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 1999. The information is presented in euro equivalents, which is Celanese's reporting currency, at December 31, 1999 exchange rates.

     For Celanese's fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 1999. For interest rate swaps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 1999.

                      INTEREST-RATE RISK MANAGEMENT - DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                             AVERAGE INTEREST RATE
                               DECEMBER 31, 1999

                                                                                                                     FAIR VALUE
                                                                                                                    DECEMBER 31,
                                          2000      2001      2002      2003      2004   THEREAFTER      TOTAL          1999
                                          ----      ----      ----      ----      ----   ----------      -----      ------------
                                                                   (IN E MILLIONS, EXCEPT PERCENTAGES)
DEBT, INCLUDING CURRENT PORTION
Fixed rate (U.S. dollar)............       57        20         7         5        41       212           342           327
Average interest rate...............      7.4%      6.1%      6.5%      6.6%      6.5%      6.6%                          -
Variable rate (U.S. dollar).........       55         -         -       224         -         -           279           279
Average interest rate...............      7.5%        -         -       7.0%        -         -             -             -
Fixed rate (euro)...................        -         -         -         -         -         -             -             -
Average interest rate...............        -         -         -         -         -         -             -             -
Variable rate (euro)................      307         -         -         -         -         -           307           307
Average interest rate...............      3.3%        -         -         -         -         -             -             -
Fixed rate (Belgian franc)..........        2         2         1         1         1         5            12            11
Average interest rate...............      4.3%      4.3%      4.3%      4.3%      4.3%      4.3%            -             -
Variable rate (Belgian franc).......        -         -         -         -         -         -             -             -
Average interest rate...............        -         -         -         -         -         -             -             -
Fixed rate (South African rand).....        -         -         -         -         -         -             -             -
Average interest rate...............        -         -         -         -         -         -             -             -
Variable rate (South African
  rand).............................        6         -         -         -         -         -             6             6
Average interest rate...............      11.2%       -         -         -         -         -             -             -
Other currencies....................        2         -         -         -         -         -             2             2
         TOTAL......................      429        22         8       230        42       217           948           932

                     INTEREST RATE RISK MANAGEMENT - SWAPS
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                AVERAGE INTEREST (SWAP) RATE/OPTION STRIKE PRICE
                               DECEMBER 31, 1999

                                                                                                                     FAIR VALUE
                                                                                                                    DECEMBER 31,
                                          2000      2001      2002      2003      2004   THEREAFTER      TOTAL          1999
                                          ----      ----      ----      ----      ----   ----------      -----      ------------
                                                                   (IN E MILLIONS, EXCEPT PERCENTAGES)
INTEREST-RATE SWAPS:
U.S. dollar
Payer swap (variable to fixed)......        -        20       299         -         -         -           319            17
Average pay rate (fixed)............        -       6.7%      6.3%        -         -         -             -             -
Average receive rate (variable).....        -       0.6%      5.4%        -         -         -             -             -

FOREIGN-EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 1999. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of less than one year. Celanese had E688 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 1999. There were no foreign currency options outstanding as of December 31, 1999.

                                                                        AVERAGE
                                                         CONTRACT     CONTRACTUAL
                                                          AMOUNT        FORWARD         FAIR VALUE
                    CURRENCY PAIRS                      BUY (SELL)   EXCHANGE RATE   DECEMBER 31, 1999
                    --------------                      ----------   -------------   -----------------
                                                                  (IN E MILLIONS, EXCEPT FOR
                                                          AVERAGE CONTRACTUAL FORWARD EXCHANGE RATE)
FOREIGN CURRENCY FORWARD CONTRACTS

EURO
U.S. dollar...........................................    (612.7)        1.0172            (5.67)
Japanese yen..........................................      (8.6)      110.0300            (0.70)
British pound.........................................     (65.2)        0.6343            (1.15)
Australian dollar.....................................      (1.2)        1.6596            (0.09)
U.S. DOLLAR
British pound.........................................       0.6         1.6031             0.00

     Most of the foreign currency forward contracts are currency swaps entered into to hedge inter-company loans.

     As a result of the introduction of the euro, outstanding currency derivatives between currencies of the euro zone countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

EQUITY-RISK MANAGEMENT

     As of December 31, 1999, Celanese had purchased 1.2 million call options to offset the costs associated with the long-term incentive plan and the equity participation plan. See "Item 11. Compensation of Directors and
Officers -- Incentive Plans". The total premium as of December 31, 1999 was E3.8 million. Subsequent to year end 1999, Celanese plans to purchase up to approximately 5.2 million call options to offset the costs associated with these plans. These options have a maturity of six months, a strike price of E16.37 per share and an average premium of E3.16. A share buy-back program will be proposed at the next annual general meeting. Such a share buy-back program would enable Celanese to receive shares on exercise of any purchased call options. The subsequent resale of the acquired shares would be a possible means to cover future costs relating to stock appreciation rights.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     As required by the German Stock Corporation Act (Aktiengesetz), Celanese has a two-tier board system consisting of a management board (Vorstand) and a supervisory board (Aufsichtsrat). The Celanese management board is responsible for managing Celanese and representing Celanese in its dealings with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese management board and oversees the management of Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Pursuant to the rules of procedure of the Celanese management and supervisory boards, the Celanese management board must obtain the prior consent of the Celanese supervisory board for certain matters such as acquisitions and divestitures, joint ventures, entry into new business areas, the incurrence of indebtedness, issuance of guarantees and creation of mortgages on real estate, where the specific matter is considered to be of substantial economic importance to Celanese. The supervisory board is also authorized to subject other actions of the management board to its prior consent.

     The Celanese management board must submit regular reports on the operations of Celanese to the Celanese supervisory board, and the Celanese supervisory board is also entitled to request special reports at any time. The German Stock Corporation Act prohibits simultaneous membership on the management board and the supervisory board of a company.

     In carrying out their duties, members of both the Celanese management board and the Celanese supervisory board must exercise the standard of care of a prudent and diligent businessperson. Both the members of the Celanese management board and the members of the Celanese supervisory board owe a duty of loyalty and care to Celanese. The interests of Celanese are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Celanese management board and the Celanese supervisory board must take all these interests into account when taking actions or making decisions. Although there is no explicit obligation to act solely in the interests of shareholders, the Celanese management board is required to respect their rights to equal treatment and equal information.

     Under German law, shareholders, like other persons, are prohibited from using their influence on Celanese to cause a member of the Celanese management board or the Celanese supervisory board to act in a way that is harmful to Celanese. A controlling enterprise may not cause Celanese to take measures that are unfavorable to Celanese unless any resulting disadvantage is compensated. An individual shareholder or any other person exerting influence on Celanese to cause a member of the Celanese management board or of the Celanese supervisory board or holders of special powers of attorney (Prokuristen or Handlungsbevollmaechtigte) to act in a way that is unfavorable to Celanese or its shareholders is liable for damages to Celanese as well as to Celanese's shareholders to the extent the shareholders have been directly damaged over and beyond their damages resulting from the damage to Celanese. Members of the Celanese management or supervisory boards who have acted in violation of their duties in taking the actions are likewise liable for damages.

     As a general rule under German law, a shareholder has no direct recourse against the members of the Celanese management board or the Celanese supervisory board if they are believed to have breached a duty to Celanese. Only Celanese has the right to claim damages from the members of the two Celanese boards. However, shareholders holding one-tenth or more of the nominal share capital may request the enforcement of a claim. Celanese may only waive damages or settle claims against the members of its two boards if at least three years have passed since the claim has arisen and if the shareholders approve that waiver or settlement at a shareholders' meeting with a simple majority of the votes; provided that the opposing shareholders do not hold, in the aggregate, one tenth or more of the nominal share capital of Celanese and do not formally express their opposition at the shareholders' meeting by having their opposition noted in the minutes of the meeting maintained by a German notary (Notar).

Management Board

     The Celanese management board currently consists of five members who were appointed on September 1, 1999 by the Celanese supervisory board with immediate effect for a period of three years commencing upon the effectiveness of the demerger in accordance with the German Stock Corporation Act.

     Under the Articles of Association (Satzung) of Celanese, any two members of the Celanese management board or any member of the Celanese management board together with the holder of a special power of attorney (Prokurist) granted by the Celanese management board, may bind Celanese. The Celanese management board must report regularly to the Celanese supervisory board, in particular, on proposed business policy and strategy, profitability and on the current business of Celanese as well as on any exceptional matters which may arise from time to time.

     The members of the Celanese management board are appointed by the Celanese supervisory board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more five year terms. Under some circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of the votes cast at a shareholders' meeting, a member of the Celanese management board may be removed by the Celanese supervisory board prior to the expiration of such term of office. A member of the Celanese management board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and Celanese.

     Celanese management board decisions are taken with a simple majority of the votes, if the law does not require a larger majority. In case of a tie, the vote of the chairman of the Celanese management board is decisive.

     Celanese's management board is mainly comprised of persons who are responsible for the management of Celanese's operating businesses and corporate functions. The current members of the Celanese management board, their respective ages as of March 31, 2000 and their functions are as follows:

                 NAME                   AGE                  FUNCTION
                 ----                   ---   --------------------------------------
Claudio Sonder........................  57    Chairman of the Celanese Management
                                              Board
Perry W. Premdas......................  47    Chief Financial Officer
Knut Zeptner..........................  56    CEO, Celanese Chemicals and Acetates;
                                              Responsible for the Acetyl Products,
                                              Chemical Intermediates and Acetate
                                              Products segments
Edward H. Munoz.......................  56    CEO, Ticona; Responsible for the
                                              Ticona segment
Dr. Ernst Schadow.....................  57    Director of Personnel, Affiliates,
                                              Environmental Health and Safety
                                              Affairs, Infrastructure and Technology

     The term of office of each member of the Celanese management board will expire in 2002.

     Claudio Sonder served, from 1996 until the demerger, on the Hoechst management board. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst's Celanese business segment, which is now largely reported under the Acetyl Products, Chemical Intermediates and Acetate Products segments, and Ticona. Mr. Sonder worked with Hoechst's industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994.

     Perry W. Premdas was senior executive vice president and chief financial officer of Centeon LLC, Hoechst's blood plasma protein joint venture with Rhone-Poulenc, from 1997 to 1998. From January 1, 1999 until the demerger, he was on a special assignment at Hoechst relating to the demerger. In his 23 years with Celanese, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation's Printing Products Division from 1992 to 1995.

     Knut Zeptner has been president and chief executive officer of Hoechst's Celanese Chemicals and Acetate business segments, which are now largely reported under the Acetyl Products, Chemical Intermediates and Acetate Products segments, based in the United States, since 1998. Mr. Zeptner worked with Hoechst's industrial businesses for more than 30 years in Germany, the United Kingdom, Japan and the United States. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany, from 1996 to 1998, chief executive officer of Hoechst Diafoil, the former polyester film joint venture with

Mitsubishi, based in Wiesbaden, Germany, from 1993 to 1996, and executive managing director of Hoechst Japan in Tokyo from 1990 to 1993.

     Edward H. Munoz has been the chief executive officer of Ticona since January 1, 1999. Previously, he was the president of worldwide technical fibers for Trevira, Hoechst's former global polyester fibers and resins business, where he also led the strategy group for divesting Trevira. Mr. Munoz worked with the industrial businesses of Hoechst and the former Celanese Corporation for almost 30 years in the United States, Mexico and Germany. He served as president of Hoechst's Pigments strategic business unit in Frankfurt, Germany from 1995 to 1997, as director general of Celanese Mexicana from 1993 to 1995, and as president of Hoechst Celanese Corporation's Advanced Materials Group from 1991 to 1993.

     Dr. Ernst Schadow was a member of Hoechst's management board from 1988 until the demerger, serving as director of personnel and having responsibility for environmental health and safety affairs, Aventis Research & Technology, Messer, Uhde, Wacker and the InfraServ companies in Germany. From 1985 to 1988, he was head of Hoechst's Chemicals Division. In his 25 years with Hoechst, he also held positions in corporate planning for Hoechst and in production and technology for the Hoechst's Chemicals Division.

Supervisory Board

     Celanese has approximately 4,000 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board consists of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employees must be employees of Celanese, whereas the remaining two must be union representatives. Blue collar (Arbeiter) and white collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.

     Any member elected by the shareholders in a general meeting may be removed by a majority of the votes cast by the shareholders in a general meeting. Any member of the Celanese supervisory board elected by a particular class of employees may be removed by three-quarters of the votes cast by the representatives of that class of employees.

     The Celanese supervisory board appoints a chairman (Vorsitzender des Aufsichtsrats) and a deputy chairman (Stellvertretender Vorsitzender des Aufsichtsrats) from among its members. The chairman of the Celanese supervisory board must be elected by a majority of two-thirds of the members of the Celanese supervisory board. If that majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Celanese supervisory board must be present to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the Celanese supervisory board. In the event of a tie, another vote is held and the chairman then has the deciding vote.

     The term of a Celanese supervisory board member ordinarily expires at the end of the general meeting of shareholders in which the shareholders discharge the Celanese supervisory board member for the fourth fiscal year following the year in which such member was elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at shareholder meetings.

     At the constituent meeting of the supervisory board of Celanese on September 1, 1999, Dr. Guenter Metz was elected Chairman of the Celanese supervisory board. Additional shareholder representatives appointed to the Celanese supervisory board were: Khaled Saleh Buhamrah, Alan R. Hirsig, Dr. Joannes C.M. Hovers, Dr. Alfons Titzrath, and Kendrick R. Wilson III. The business address of the members of the Celanese supervisory board is the business address of Celanese AG.

     The composition of the Celanese supervisory board under the German Co-determination Law was confirmed in a special status proceeding (Statusverfahren) according to Section 97 of the German Stock Corporation Act. Furthermore, the employee representatives were initially appointed to the Celanese supervisory board under Section 104 of the German Stock Corporation Act by the local court in Frankfurt for an interim period until Celanese's employees in Germany elected new representatives in accordance with the provisions of the German Co-determination Act. Employees of Celanese outside Germany are not entitled to participate in these elections. Reiner Nause was elected Deputy Chairman of the supervisory board at the meeting of the supervisory board of Celanese on December 14, 1999.

     The incumbent members of the supervisory board of Celanese, their respective ages as of March 31, 2000 and their principal occupations are as follows:

             NAME                AGE        PRINCIPAL OCCUPATION        YEAR FIRST ELECTED/APPOINTED
             ----                ---   -------------------------------  ----------------------------
Dr. Guenter Metz...............  64    Chairman of the Celanese                     1999
                                       supervisory board; former
                                       deputy chairman of the
                                       supervisory board of Hoechst
                                       AG, Germany
Reiner Nause*..................  55    Deputy chairman of the Celanese              1999
                                       supervisory board; chairman of
                                       the group workers' council of
                                       Celanese Chemicals Europe GmbH
Dr. Hanswilhelm Bach*..........  52    Chairman of the senior                       1999
                                       executives group
Khaled Saleh Buhamrah..........  56    Chairman and managing director               1999
                                       of Petrochemical Industries
                                       Company, Kuwait
Gerd Decker*...................  56    Chairman of the workers'                     1999
                                       council of Trespaphan GmbH
Alan R. Hirsig.................  60    Former president and chief                   1999
                                       executive officer of ARCO
                                       Chemical Company, United States
Dr. Joannes C. M. Hovers.......  56    Former chief executive officer               1999
                                       of Oce N.V., the Netherlands
Ralf Sikorski*.................  38    Deputy Regional Head of IG BCE,              1999
                                       Hessen
Ute Sturm*.....................  40    Deputy chairman of the workers'              1999
                                       council of Celanese Chemicals
                                       Europe GmbH, Frankfurt Site
Dr. Alfons Titzrath............  68    Chairman of the supervisory                  1999
                                       board of Dresdner Bank AG,
                                       Germany
Kendrick R. Wilson III.........  53    Managing director, financial                 1999
                                       institutions Group, Goldman,
                                       Sachs & Co., United States
Werner Zwoboda*................  58    Chairman of the central                      1999
                                       workers' council of Ticona GmbH

---------------
* Representative of the employees

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation paid during the year ended December 31, 1999 to the members of the Celanese management board and Officers of Celanese (19 persons), was approximately E15.4 million*. This amount includes compensation payment by Hoechst made to persons in that group for the positions they held with Hoechst prior to the demerger and Celanese for the positions they held with Celanese following the demerger.

     The aggregate amount of compensation paid during the year ended December 31, 1999 to the members of the Celanese management board was approximately E10 million*. This amount also includes compensation paid by both Hoechst and Celanese in 1999.

     Celanese is currently proposing to this year's annual general meeting the following compensation for the supervisory board members. In addition to reimbursement of out-of-pocket expenses, members of the Celanese supervisory board are to receive a fixed annual payment which amounts to E62,000 for the Chairman, E46,500 for the Deputy Chairman and E31,000 for all other members of the Celanese supervisory board, prorated based on the time period they serve on the Celanese supervisory board. To the extent that on the due date Celanese has shares of its own which it may use for this purpose, half of these fixed annual amounts are to be paid in Celanese ordinary shares with the remainder to be paid in cash. In addition, for each Celanese supervisory board meeting, they are to receive a meeting fee of E3,000 for the Chairman, E2,250 for the Deputy Chairman and E1,500 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board is to receive a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to E3,000 for the chairman of the committee and E1,500 for all other members of the committee. All members of the Celanese supervisory board are also to be reimbursed for value added tax on these amounts. In addition, Celanese is currently proposing to this year's annual general meeting the implementation of a stock appreciation rights plan for members of the Celanese supervisory board, the broad terms of which would be similar to the long-term incentive plan described below. Based on the current proposal for the year ended December 31, 1999, the aggregate compensation of the members of the supervisory board amounted to approximately E0.3 million. According to German law, compensation of supervisory board members requires shareholder approval.

     The members of the Celanese management board and Officers of Celanese are eligible to participate in Celanese's annual bonus program. This program provides for annual bonus payments subject to (i) Celanese's EBITDA excluding special charges; (ii) the operating results of the relevant business unit; and
(iii) the personal performance of the participating manager. In 1999, such bonus payments could account for up to 70 percent of the manager's base salary, or up to 140 percent of base salary if all targets are significantly exceeded.

INCENTIVE PLANS

     An important component of Celanese's compensation programs is the provision of additional encouragement for the attainment of Celanese's annual as well as longer term objectives. These incentive plans are designed to attract, retain and motivate executives and staff committed to achieving performance-related targets that enhance in a sustainable manner the value of an investment in Celanese shares.

     Employees will participate in the benefits of achieving financial and business performance targets through annual incentive plans. The Celanese management board has approved two stock appreciation

---------------
* The aggregate amounts of compensation do not include any cash distributions relating to the 1998 Hoechst Stock Option Plan received by members of the Celanese management board and Officers of Celanese. Celanese employees who were granted such options under the 1998 Hoechst Stock Option Plan had the alternative to continue their participation in the plan which, following the business combination of Hoechst and Rhone-Poulenc to form Aventis, became the Aventis Option Plan, to receive Celanese stock appreciation rights, or to receive a cash distribution. The aggregate amount of such cash distributions for members of the Celanese management board and Officers is E0.3 million. For further information on the 1998 Hoechst Stock Option Plan, see Note 20 to the Consolidated Financial Statements.

rights plans, one being an equity participation plan and the other being a long-term incentive plan, both of which took effect on October 25, 1999, and pursuant to which grants will be made for only a limited period of time.

     In 1999, the Celanese management board and executives of Celanese worldwide (totaling 1,500 employees) were eligible to participate in the equity participation plan, which gives the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants must invest over a one or two year period a defined amount of money in Celanese shares. The number of stock appreciation rights to be granted is defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees have indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore, potentially entitling participants to receive 2.5 million stock appreciation rights. Since all members of the Celanese management board and Officers of Celanese have committed to take part in this plan, this group is expected to receive 630,000 stock appreciation rights.

     Celanese board members and senior executives worldwide participate in the long-term incentive plan, which gives the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plan is identical to the equity participation plan, except that it does not require an investment in Celanese shares by the participants. The base price under this as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and has been set at E16.37 per share. At October 25, 1999, 2.5 million stock appreciation rights were awarded to 168 employees. Of this amount, 830,000 stock appreciation rights were awarded to the members of the management board and Officers.

     Under both plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese. Stock appreciation rights granted under either plan have a ten year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese's peer group companies as defined by Celanese's management board*. Celanese is offsetting its exposure under these plans by purchasing in the market call options covering Celanese shares. See "Item 9A. Quantitative and Qualitative Disclosures about Market Risk", and for additional information related to incentive plans, see Note 20 to the Consolidated Financial Statements.

     Subject to shareholder approval required under German law, Celanese plans to implement a stock option plan in the second half of 2000, the term, vesting and exercise periods, as well as performance goals of which would be similar to the long-term incentive plan described above. The stock option plan may contain provisions enabling Celanese to deliver Celanese ordinary shares or to pay the monetary value of the stock options in cash upon exercise of the options.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     None.

---------------
* The peer group currently consists of Dow, Union Carbide, DSM, Eastman, Georgia Gulf Corp., Imperial Chemical Industries PLC, Lyondell Chemical Co., Methanex, Rhodia, and Millennium.

                                    PART II

ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULT UPON SENIOR SECURITIES

     None.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The following consolidated financial statements, together with the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft, are filed as part of this Annual
         Report:

        Index to Consolidated Financial Statements
        Report of the Board of Management
        Report of Independent Accountants
        Consolidated Financial Statements:
        Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997
        Consolidated Balance Sheets as of December 31, 1999 and 1998 Consolidated Cash Flow Statements for the Years Ended December 31, 1999, 1998 and 1997
        Notes to the Consolidated Financial Statements

KEY FIGURES IN EURO

     All Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     (b) Documents filed as exhibits to this Annual Report:

         1.1            English translation of Articles of Association (Satzung) of
                        Celanese AG as amended to date
         4.1            Form of Definitive Stock Certificate of Celanese AG
        10.1            Dyneon Purchase and Assignment Agreement dated as of
                        December 28, 1999 by and between Celanese AG, Diogenes
                        Dreizehnte Vermoegensverwaltungs GmbH, Celanese
                        Fluoropolymer Holdings, Inc., Celanese Americas
                        Fluoropolymer Holdings, Inc., Minnesota Mining and
                        Manufacturing Company and 3M Deutschland GmbH
        10.2            English translation of the Targor Purchase and Transfer
                        Agreement dated as of December 17, 1999 by and between
                        Diogenes Dreizehnte Vermoegensverwaltungs GmbH, Celanese AG
                        and BASF Aktiengesellschaft.
        23.1            Consent of KPMG Deutsche Treuhand-Gesellschaft
                        Aktiengesellschaft Wirtschaftspruefungsgesellschaft

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Celanese AG
                                          (Registrant)

DATE: MARCH 31, 2000

                                          By: /s/ CLAUDIO SONDER
                                          --------------------------------------

                                          Name:  Claudio Sonder
                                          Title: Chairman of the Management
                                                 Board

                                          By: /s/ PERRY W. PREMDAS
                                          --------------------------------------

                                          Name: Perry W. Premdas
                                          Title: Member of the Management Board
                                                 and Chief Financial Officer

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
Report of the Board of Management...........................  F-2

Independent Auditors' Report................................  F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1999, 1998 and 1997.......................  F-4
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................  F-5
  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 1999, 1998 and 1997...........  F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1999, 1998
     and 1997...............................................  F-7
  Notes to Consolidated Financial Statements................  F-8

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
  Schedule II - Valuation and Qualifying Accounts...........  F-47

                       REPORT TO THE BOARD OF MANAGEMENT

     The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of the Group.

     The Financial Statements have been prepared in accordance with U.S. GAAP. The exemption of article 292a HGB has been applied.

     The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems which are reviewed by corporate auditing for their reliability and effectiveness are intended to enable the Board of Management to recognize the potential impact of negative factors on the Group's assets and developments in a timely fashion. This ensures that all business developments are correctly reflected and that a reliable basis for the consolidated financial statements is created.

     The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

     Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirstschaftsprufungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the Board of Management members and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 24, 2000

                                          The Board of Management

                          INDEPENDENT AUDITORS' REPORT

To the Management Board and Shareholders
Celanese AG:

     We have audited the consolidated financial statements of Celanese AG and subsidiaries ("Celanese") as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of Celanese's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

     We conducted our audits in accordance with German and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with United States generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany
February 24, 2000

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprufungsgesellschaft

                                    CELANESE

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                   1999              1999         1998(2)        1997(2)
                                            ------------------   ------------   ------------   ------------
                                            (IN $ MILLIONS)(1)
                                              EXCEPT FOR PER
                                               SHARE DATA)       (IN E MILLIONS EXCEPT FOR PER SHARE DATA)
                                            ---------------------------------------------------------------
Net sales.................................           4,348             4,318          4,344          4,951
Cost of sales.............................          (3,646)           (3,621)        (3,454)        (3,862)
Selling, general and administrative
  expenses................................            (574)             (570)          (535)          (575)
Research and development expenses.........             (80)              (79)          (101)          (133)
Special charges...........................            (563)             (559)          (100)          (103)
Foreign exchange losses...................             (12)              (12)            (4)            (9)
Gain (loss) on disposition of assets......               3                 2             18             (2)
                                                ----------        ----------     ----------     ----------
  Operating profit (loss).................            (524)             (521)           168            267
Equity in net earnings of affiliates......               7                 7             11              6
Interest expense..........................            (112)             (111)          (133)          (138)
Interest and other income, net............              33                33             47             49
                                                ----------        ----------     ----------     ----------
  Earnings (loss) before income taxes,
     minority interests, discontinued
     operations and extraordinary
     expense..............................            (596)             (592)            93            184
Income tax benefit (expense)..............              84                83           (109)           (83)
                                                ----------        ----------     ----------     ----------
  Earnings (loss) before minority
     interests, discontinued operations
     and extraordinary expense............            (512)             (509)           (16)           101
Minority interests........................               7                 7            (40)           (63)
                                                ----------        ----------     ----------     ----------
  Earnings (loss) from continuing
     operations...........................            (505)             (502)           (56)            38
Discontinued operations, net of income tax
  of E77 million:
  Earnings from operations of discontinued
     operations...........................              13                12             12              9
  Gain on disposal of discontinued
     operations...........................             299               298              -              -
                                                ----------        ----------     ----------     ----------
  Earnings from discontinued operations...             312               310             12              9
Extraordinary expense, net of income
  tax.....................................             (15)              (15)             -              -
                                                ----------        ----------     ----------     ----------
  Net earnings (loss).....................            (208)             (207)           (44)            47
                                                ----------        ----------     ----------     ----------
Earnings (loss) per common share - basic
  and diluted:
  Continuing operations...................           (9.03)            (8.98)         (1.00)          0.68
  Discontinued operations, net of income
     tax..................................            5.58              5.55           0.21           0.16
  Extraordinary item, net of income tax...           (0.27)            (0.27)             -              -
                                                ----------        ----------     ----------     ----------
  Net earnings (loss).....................           (3.72)            (3.70)         (0.79)          0.84
                                                ==========        ==========     ==========     ==========
Weighted average shares - basic and
  diluted.................................      55,915,369        55,915,369     55,915,369     55,915,369

---------------
(1) The 1999 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0070 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 31, 1999.

(2) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

                                    CELANESE

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                                     1999          1999    1998(2)
                                                              ------------------   -----   -------
                                                              (IN $ MILLIONS)(1)   (IN E MILLIONS)
                                                              ------------------   ---------------
ASSETS
Current assets:
  Cash and cash equivalents.................................          381            378        -
  Receivables, net..........................................        1,485          1,475    1,073
  Receivables from Hoechst and affiliates...................          124            123      823
  Inventories...............................................          593            588      586
  Deferred income taxes.....................................          127            126      133
  Other assets..............................................           53             52       60
  Net assets (liabilities) of discontinued operations.......          (42)           (42)     541
                                                                    -----          -----    -----
          Total current assets..............................        2,721          2,700    3,216
                                                                    -----          -----    -----
Investments.................................................          584            580      455
Property, plant and equipment, net..........................        1,946          1,932    1,677
Deferred income taxes.......................................          231            230      140
Other assets................................................          708            703      653
Intangible assets, net......................................        1,391          1,382    1,217
                                                                    -----          -----    -----
          Total assets......................................        7,581          7,527    7,358
                                                                    =====          =====    =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current installments of
     long-term debt.........................................          432            429      400
  Accounts payable and accrued liabilities..................        2,110          2,096    1,333
  Liabilities to Hoechst....................................           15             15       74
  Deferred income taxes.....................................           16             16       16
  Income taxes payable......................................          237            235      298
                                                                    -----          -----    -----
          Total current liabilities.........................        2,810          2,791    2,121
                                                                    -----          -----    -----
Long-term debt..............................................          523            519    1,079
Deferred income taxes.......................................           70             69       73
Other liabilities...........................................        1,269          1,259    1,192
Minority interests..........................................           23             23      157
Shareholders' equity:
  Common stock, no par value, E143 million aggregate
     registered value, 55,915,369 shares authorized, issued
     and outstanding........................................          144            143        -
  Additional paid-in capital................................        2,518          2,500        -
  Call options..............................................            4              4        -
  Retained earnings.........................................           40             40        -
  Accumulated other comprehensive income (loss).............          180            179     (115)
  Combined equity, exclusive of accumulated other
     comprehensive loss.....................................            -              -    2,851
                                                                    -----          -----    -----
          Total shareholders' equity........................        2,886          2,866    2,736
                                                                    -----          -----    -----
          Total liabilities and shareholders' equity........        7,581          7,527    7,358
                                                                    =====          =====    =====

---------------
(1) The 1999 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0070 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 31, 1999.

(2) All balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

                                    CELANESE

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                           ACCUMULATED
                                        ADDITIONAL                            OTHER           PRE-           TOTAL
                               COMMON    PAID-IN      CALL     RETAINED   COMPREHENSIVE   DISTRIBUTION   SHAREHOLDERS'
                               STOCK     CAPITAL     OPTIONS   EARNINGS   INCOME (LOSS)      EQUITY         EQUITY
                               ------   ----------   -------   --------   -------------   ------------   -------------
                                                                 (IN E MILLIONS)(1)
                               ---------------------------------------------------------------------------------------
Balance at December 31,
  1996.......................     -           -         -          -           (56)           1,082          1,026
Comprehensive loss, net of
  tax:
  Net earnings...............     -           -         -          -             -               47             47
  Other comprehensive income
    (loss):
    Foreign currency
      translation............     -           -         -          -            28                -             28
                                                                              ----                           -----
    Other comprehensive
      income.................     -           -         -          -            28                -             28
                                                                                                             -----
Comprehensive income.........     -           -         -          -             -                -             75
Net activity with Hoechst....     -           -         -          -             -              149            149
                                ---       -----         --        --          ----           ------          -----
Balance at December 31,
  1997.......................     -           -         -          -           (28)           1,278          1,250
                                ---       -----         --        --          ----           ------          -----
Comprehensive loss, net of
  tax:
  Net loss...................     -           -         -          -             -              (44)           (44)
  Other comprehensive income
    (loss):
    Unrealized gains (losses)
      on securities..........     -           -         -          -             9                -              9
    Foreign currency
      translation............     -           -         -          -           (45)               -            (45)
    Minimum pension
      liability..............     -           -         -          -           (51)               -            (51)
                                                                              ----                           -----
    Other comprehensive
      loss...................     -           -         -          -           (87)               -            (87)
                                                                                                             -----
Comprehensive loss...........     -           -         -          -             -                -           (131)
                                                                                                             -----
Net activity with Hoechst....     -           -         -          -             -            1,617          1,617
                                ---       -----         --        --          ----           ------          -----
Balance at December 31,
  1998.......................     -           -         -          -          (115)           2,851          2,736
                                ---       -----         --        --          ----           ------          -----
Comprehensive loss, net of
  tax:
  Net earnings (loss)........     -           -         -         40             -             (247)          (207)
  Other comprehensive income
    (loss):
    Unrealized gains (losses)
      on securities..........     -           -         -          -           (11)               -            (11)
    Foreign currency
      translation............     -           -         -          -           261                -            261
    Minimum pension
      liability..............     -           -         -          -            44                -             44
                                                                              ----                           -----
    Other comprehensive
      income.................     -           -         -          -           294                -            294
                                                                                                             -----
Comprehensive income.........     -           -         -          -             -                -             87
                                                                                                             -----
Net activity with Hoechst....     -           -         -          -             -               39             39
Issuance of common stock on
  the effective date of the
  demerger...................  143       2,500          -          -             -           (2,643)             -
Call options.................     -           -         4          -             -                -              4
                                ---       -----         --        --          ----           ------          -----
Balance at December 31,
  1999.......................  143       2,500          4         40           179                -          2,866
                                ===       =====         ==        ==          ====           ======          =====

---------------
(1) All balances through December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements.

                                    CELANESE

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                               1999          1999   1998(2)   1997(2)
                                                        ------------------   ----   -------   -------
                                                        (IN $ MILLIONS)(1)       (IN E MILLIONS)
                                                        ------------------   ------------------------
Operating activities from continuing operations:
  Net earnings (loss).................................         (208)         (207)    (44)       47
  Earnings from operations of discontinued
     operations.......................................          (12)          (12)    (12)       (9)
     Special charges, net of amounts used.............          485           482       6       (14)
     Depreciation and amortization....................          341           339     312       290
     Change in equity of affiliates...................            7             7       4        (5)
     Deferred income taxes............................            2             2     (97)       (6)
     Gain (loss) on disposition of assets, net........           (2)           (2)    (18)        6
     Gain on disposal of discontinued operations,
       net............................................         (507)         (503)      -         -
     Changes in operating assets and liabilities:
       Receivables, net...............................         (111)         (110)    (49)      191
       Inventories....................................           69            68     (18)      (62)
       Accounts payable, accrued liabilities and other
          liabilities.................................          234           232     164        (6)
       Income taxes payable...........................         (111)         (110)     65        39
       Other, net.....................................           (3)           (3)     17        16
                                                               ----          ----    ----      ----
     Net cash provided by operating activities........          184           183     330       487
Investing activities from continuing operations:
     Capital expenditures on property, plant and
       equipment......................................         (264)         (262)   (345)     (368)
     Acquisitions of businesses and purchase of
       investment.....................................         (400)         (397)      -         -
     Proceeds from disposition of assets..............           10            10      42        21
     Proceeds from disposal of discontinued
       operations.....................................          919           913       -         -
     Proceeds from sale of marketable securities......           55            54     311       172
     Purchases of marketable securities...............          (60)          (60)   (305)     (223)
     Other, net.......................................           (1)           (1)      -         -
                                                               ----          ----    ----      ----
     Net cash provided by (used in) investing
       activities.....................................          259           257    (297)     (398)
Financing activities from continuing operations:
     Short-term borrowings with third parties, net....         (144)         (143)     27        80
     Proceeds from long-term debt due to third
       parties........................................          166           164      48       126
     Payments of long-term debt due to third
       parties........................................         (851)         (845)   (506)     (229)
     Short-term borrowings from Hoechst, net..........         (253)         (251)     50      (263)
     Short-term borrowings from affiliates............          304           302       -         -
     Other net activities with Hoechst................          711           706     336       202
     Other............................................           (5)           (5)      -         -
                                                               ----          ----    ----      ----
     Net cash used in financing activities............          (72)          (72)    (45)      (84)
Exchange rate effects on cash.........................           10            10       2         5
                                                               ----          ----    ----      ----
     Net increase (decrease) in cash and cash
       equivalents....................................          381           378     (10)       10
                                                               ----          ----    ----      ----
     Cash and cash equivalents at beginning of year...            -             -      10         -
                                                               ----          ----    ----      ----
     Cash and cash equivalents at end of year.........          381           378       -        10
                                                               ====          ====    ====      ====
Net cash provided by (used in) discontinued
  operations:
     Operating activities.............................           18            18      25        38
     Investing activities.............................          (38)          (38)    (38)      (45)
     Financing activities.............................           15            15       5        18
                                                               ----          ----    ----      ----
     Net cash provided by (used in) discontinued
       operations.....................................           (5)           (5)     (8)       11
                                                               ====          ====    ====      ====

---------------
(1) The 1999 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0070 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 31, 1999.

(2) All balances have been restated from the Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to the consolidated financial statements.

                                    CELANESE

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF CONSOLIDATION AND PRESENTATION

     On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders at a rate of one share of Celanese's common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymer and certain other industrial businesses (collectively, the "Businesses"). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses.

     The financial statements have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") for all periods presented. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese's Businesses have been eliminated.

     In 1998 and 1997, Hoechst allocated a portion of its corporate expenses to the Businesses. These expenses, totaling E36 million in 1998, include, but were not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Allocations and charges were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Management believes that the basis used for the allocation of corporate services was reasonable and that the terms of these transactions would not have materially differed from those among unrelated parties. The income tax provision was calculated based on each Business's contributions to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction. As such, the financial results for 1998 and 1997 may not necessarily reflect the financial position and results of operations that would have occurred had the Businesses operated as a stand-alone entity on the dates, and for the periods, indicated. In 1999, Celanese incurred direct corporate expenses of approximately E40 million.

     With the introduction of the European Monetary Union euro ("E") on January 1, 1999, Celanese has elected to present the accompanying financial statements in euro. Accordingly, the consolidated financial statements as of and for the years ended December 31, 1998 and 1997 have been restated into euro using the euro/Deutsche Mark ("DM") exchange rate as of January 1, 1999 of DM 1.95583 to one (1) euro. The restated euro financial statements depict the same trends as would have been presented had Celanese continued to present its consolidated financial statements and notes thereto in DM. The financial statements for periods prior to January 1, 1999 are not comparable to those of other companies reporting in euro which have restated amounts from currencies other than the DM. All amounts in the accompanying financial statements are shown in millions of euro.

                                    CELANESE

2.  SUMMARY OF ACCOUNTING POLICIES

     - REVENUE RECOGNITION

     Revenues are recorded at the time of shipment of products.

     - CASH AND CASH EQUIVALENTS

     All highly liquid investments with maturities of three months or less from the date of acquisition are considered cash equivalents.

     - INVESTMENTS IN MARKETABLE SECURITIES

     Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market value in the balance sheet as other assets. Unrealized gains or losses net of the related tax effect on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive loss until realized.

     - FINANCIAL INSTRUMENTS

     As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables.

     Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

     Foreign exchange contracts relating to accounts receivable or accounts payable are accounted for as hedges. The gain or loss arising from the settlement of the contracts is recognized as income or expense at the same time the transaction being hedged is settled.

     Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

     Celanese purchases call options from various financial institutions to reduce the exposure of its stock appreciation rights related to the Long-Term Incentive Plan ("LTIP") and Equity Participation Plan ("EPP"). (See Note 22)

     - INVENTORIES

     Inventories held for resale are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out or FIFO method, although certain locations, primarily in the U.S., have opted to utilize the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

     The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

                                    CELANESE

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)
     - INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Investments in which Celanese owns a voting interest of between 20 percent and 50 percent are accounted for using the equity method. Investments in which Celanese holds a voting interest of less than 20 percent are carried at cost. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

     - LONG-LIVED ASSETS

     Long-lived assets include:

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis over the following estimated useful lives of the assets:

Land Improvements...........................................  20 years
Buildings...................................................  30 years
Building and Leasehold Improvements.........................  10 years
Machinery and Equipment.....................................  10 years

     Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter.

     Repair costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

     Interest costs incurred during the construction period of assets are estimated using a weighted average percentage applied to the average value of constructed assets. The interest capitalized is amortized over the life of the asset.

     INTANGIBLE ASSETS - The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill") is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight line basis over their estimated economic or legal life, whichever is shorter. (See Note 11)

     Subsequent to the demerger, Celanese undertook a review of its accounting policies which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst which was originally assigned a 40 year life, of which 27 years remain. Based upon its review of the business operations associated with this goodwill, Celanese management has concluded that the remaining life is 20 years. Therefore, as of the Effective Date, Celanese has begun amortizing the remaining goodwill over 20 years. This change in amortization period will result in an increase of approximately E9 million of amortization expense annually.

     IMPAIRMENT OF LONG-LIVED ASSETS - Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

     - INCOME TAXES

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes

                                    CELANESE

2. SUMMARY OF ACCOUNTING POLICIES - (CONTINUED) and the amounts used for income tax purposes, net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

     Subsequent to the Effective Date, Celanese is responsible for its income taxes and files its own income tax returns. In 1999, prior to the Effective Date, Celanese was an operating business of Hoechst and was included as part of the tax returns filed by Hoechst. However, Celanese's tax provisions for these periods were computed as if it had been a separate company.

     - ENVIRONMENTAL LIABILITIES

     Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case by case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. It is Celanese's policy not to record as an asset any anticipated recoveries from third parties relating to environmental matters. (See Note 24)

     - MINORITY INTERESTS

     Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 1999 are as follows:

                                                              OWNERSHIP
                                                              PERCENTAGE
                                                              ----------
InfraServ GmbH & Co. Oberhausen KG..........................      84%
Synthesegasanlage Ruhr GmbH.................................      50%

     As of December 31, 1998, Celanese owned 56 percent of the outstanding voting shares of Celanese Canada, Inc., and exercised management control. In the third quarter of 1999, Celanese acquired the remaining interest in Celanese Canada, Inc., thereby giving Celanese 100 percent ownership. In connection with this transaction, Celanese also acquired the remaining 24 percent minority interest of Edmonton Methanol Company. (See Note 5)

     As of December 31, 1998, Celanese owned 51 percent of the outstanding voting shares of Copley Pharmaceuticals Inc., and exercised management control. In September 1999, Teva Pharmaceutical Industries, Ltd., acquired all the outstanding shares of Copley Pharmaceuticals Inc. (See Note 5)

     As of December 31, 1998, Celanese owned 79 percent of the outstanding voting shares of InfraServ GmbH & Co. Munchsmunster KG. During 1999, Celanese sold 30 percent of its interest in this company to SKW Trostberg. (See Note 9)

     As of December 31, 1997, Celanese owned 51 percent of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. In December 1998, Hoechst acquired the remaining interest in Grupo Celanese, S.A. and subsequently contributed this interest to Celanese. (See Note 4)

                                    CELANESE

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)
     As of December 31, 1997, Celanese owned 72 percent of the outstanding voting shares of Trespaphan GmbH. During 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and subsequently contributed the interest to Celanese. (See Note 4)

     Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity, and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

     - RESEARCH AND DEVELOPMENT

     The costs of research and development are charged as an expense in the period in which they are incurred.

     - FUNCTIONAL CURRENCIES

     For most of Celanese's international operations where the functional currency is other than euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive loss.

     - EARNINGS PER SHARE

     Basic earnings (loss) per share is based on the net earnings (loss) divided by the weighted average number of common shares outstanding during the period. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all periods presented. Celanese had 55,915,369 shares outstanding and no common stock equivalents at December 31, 1999.

     - STOCK-BASED COMPENSATION

     Celanese applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for stock based compensation. Celanese also applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock at the end of the period through the time of vesting.

     - ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

                                    CELANESE

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)
     - PRESENTATION

     Certain amounts in prior years have been reclassified to conform to the current year presentation.

     - NEW ACCOUNTING PRONOUNCEMENTS

     In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 summarizes the staffs' views in applying generally accepted accounting principles to revenue recognition in financial statements, including the recognition of non-refundable fees received upon entering into arrangements. We are in the process of evaluating SAB 101 and the effect it will have on our financial statements and current revenue recognition policy.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement standardizes the accounting for derivative instruments including certain derivative instruments embedded in other contracts. The effective date of SFAS No. 133 was delayed to fiscal year 2001 by the issuance of SFAS No. 137. Celanese will adopt this statement as of January 1, 2001. Celanese has not determined the impact this statement will have on its Consolidated Financial Statements and believes that such determination will not be meaningful until closer to the date of adoption.

3.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              1999   1998   1997
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Cash paid during the year for:
     Taxes..................................................   140   245    103
     Interest, net of amounts capitalized...................   113   151    197
Noncash investing and financing activities:
  Contribution by Hoechst of net receivables to Celanese
     (See Note 4)...........................................     -   384      -
  Contribution by Hoechst of Grupo Celanese S.A. minority
     interest (See Note 4)..................................     -   643      -
  Contribution by Hoechst of Trespaphan GmbH minority
     interest (See Note 4)..................................     -    24      -
  Contribution by Hoechst of investments (See Note 4).......     -     7     57
  Contribution by Hoechst of Dyneon GmbH deferred tax asset
     (See Note 4)...........................................     -   109      -
  Recognition (reduction) of additional minimum pension
     liability, net of tax (See Note 18)....................  (113)  116      4
  Acquisition of plant and equipment through capital
     leases.................................................     -     3     15
  Fair value adjustment to securities available for sale,
     net of tax (See Note 6)................................   (11)    9      -

4.  TRANSACTIONS AND RELATIONSHIP WITH AFFILIATES

     Celanese is a party to various transactions with Affiliated companies. Companies for which Celanese has investments accounted for under the equity method of accounting are considered affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the effective date are also considered related party transactions. Transactions and balances with Hoechst after the Effective Date are considered third-party

                                    CELANESE

4. TRANSACTIONS AND RELATIONSHIP WITH AFFILIATES - (CONTINUED) transactions. The following tables represent Celanese's transactions with affiliated companies, as defined above, for the periods presented.

                                                              1999   1998    1997
                                                              ----   -----   ----
                                                                (IN E MILLIONS)
                                                              -------------------
INCOME STATEMENT TRANSACTIONS
  Purchases from Affiliates(1)..............................   19       54   156
  Sales to Affiliates(1)....................................  128      172   442
  Interest income from Affiliates...........................   22        8    16
  Interest expense paid to Affiliates.......................    5        9    21
  Expenses allocated from Affiliates(2).....................    -       36    36
EQUITY TRANSACTIONS(5)
  Contribution of net receivables to Celanese(3)(11)........   97      384     -
  Contribution of Grupo Celanese S.A. minority
     interest(6)............................................    -      643     -
  Contribution of Trespaphan GmbH minority interest(7)......    -       24     -
  Contribution of investments(8)............................    -       13    57
  Transfer of certain other activities from Celanese to
     Hoechst(9).............................................  (58)     350     -
  Contribution of Dyneon GmbH deferred tax asset(10)........    -      109     -
  Net other activities with Hoechst.........................    -       94    92
                                                              ---    -----   ---
     Net transfers from Hoechst.............................   39    1,617   149
                                                              ---    -----   ---

                                                                1999       1998
                                                              --------   --------
                                                                (IN E MILLIONS)
                                                              -------------------
BALANCE SHEET TRANSACTIONS
  Trade and other receivables from Affiliates(3)............     118       798
  Current notes receivable (including interest) from
     Affiliates.............................................       5        25
  Long-term notes receivable from Affiliates................      20        23
                                                                ----       ---
          Total receivables with Affiliates.................     143       846
  Accounts payable and other liabilities due Affiliates.....      15        72
  Accrued interest payable due Affiliates...................       -         2
  Short-term borrowings from Affiliates(4)..................     302       238
                                                                ----       ---
          Total due Affiliates..............................     317       312
                                                                ----       ---
     Net receivables (payables) with Affiliates.............    (174)      534
                                                                ====       ===

---------------
(1) Purchases/Sales from/to Affiliates

     Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Celanese made purchases from Hoechst amounting to E17 million and E49 million in 1999, 1998 and 1997, respectively. Celanese had sales with Hoechst of E45 million in 1999 and E95 million in 1998, respectively.

(2) Expenses allocated from Affiliates

     Hoechst provided certain services to Celanese including, but not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Fees were based on either a direct identification or an allocation for such services based on factors such as

                                    CELANESE

4. TRANSACTIONS AND RELATIONSHIP WITH AFFILIATES - (CONTINUED) employment levels or floor space. Expenses allocated to Celanese from Hoechst totaled E36 million in 1998 and 1997. In 1999, these expenses were incurred directly and amounted to approximately E40 million.

(3) Trade and other receivables from Affiliates

     Trade and other receivables from Affiliates amounted to E118 million and E798 million at December 31, 1999 and December 31, 1998, respectively. In both years the majority of these amounts was outstanding from Hoechst. The decrease in 1999 is due to payments made by Hoechst in the fourth quarter of 1999. Hoechst contributed to Celanese net receivables totaling E97 million during 1999 and E384 million during 1998. At December 31, 1999, included in receivables due from Hoechst are E81 million related to reimbursement for the sorbates litigation. See Demerger Agreement below and Note 23 for further discussion. Also included in receivables due from Hoechst are E11 million relating to reimbursement for demerger costs and certain taxes. See Demerger Agreement below. Remaining receivables with Affiliates are considered short-term and will be settled through net cash payments to Celanese within one year. The prior year balance contains deposits of liquid funds with Hoechst as a result of the Businesses' participation in the centralized cash management programs of Hoechst. Under these programs, excess cash was invested, and disbursements were funded, by Hoechst on behalf of the Businesses. Subsequent to the demerger, Celanese assumed the responsibility for the cash management of the Businesses.

(4) Short-term borrowings from Affiliates (See Note 14)

     The 1999 balance reflects Celanese's short-term borrowings from Affiliates. In 1998, the amounts were due to Hoechst, which were settled during the fourth quarter of 1999. For all periods, interest rates were adjusted monthly to reflect market conditions.

(5) Shareholders' Equity

     Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Shareholders' equity represented combined equity less accumulated other comprehensive loss items of the combined Businesses and the effects of transfers between Celanese and Hoechst which did not give rise to receivables or payables intended to be settled between these two groups of companies.

     Upon the Effective Date of the demerger, Hoechst shareholders received a special dividend from Hoechst in the form of Celanese shares. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares, following the special dividend.

(6) Investment in Grupo Celanese, S.A.

     During the year ended December 31, 1997, Celanese owned 51 percent of the outstanding voting shares of Grupo Celanese, S.A. and exercised management control. On December 10, 1998, Hoechst exchanged substantially all of its polyester fiber and bottle resin businesses in the U.S., Europe and Mexico for the 49 percent minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. On December 10, 1998, Hoechst contributed this interest to Celanese. As a result of the acquisition of the minority interest in Grupo Celanese, S.A., the unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E592 million. Celanese performed an appraisal of the underlying assets and liabilities of Grupo Celanese, S.A. to determine the amount of the unallocated purchase price pertaining to these items. This process has been finalized.

     This transaction was reflected as a capital contribution, totaling E643 million, net of a E51 million tax benefit, from Hoechst. Accordingly, the historical results of operations of the polyester fiber and bottle resin businesses have been excluded from the accompanying consolidated financial statements. Celanese

                                    CELANESE

4. TRANSACTIONS AND RELATIONSHIP WITH AFFILIATES - (CONTINUED) would have recognized additional amortization expense of E30 million for fiscal 1998 had this capital contribution been made on January 1, 1998.

(7) Investment in Trespaphan GmbH

     On March 31, 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and contributed the interest to Celanese in connection with the demerger. The unallocated purchase price over the net assets acquired and liabilities assumed related to the acquisition totaled E10 million. This transaction is reflected as a capital contribution, totaling E24 million, net of an E11 million tax benefit, from Hoechst.

(8) Contribution of investments

     During 1998, Hoechst contributed cost investments totaling E13 million to Celanese. In July 1997, Hoechst acquired a 50 percent interest in Targor GmbH and contributed its E57 million equity investment to Celanese. All investments have been contributed at their historical basis. Celanese sold its investments in Targor and Dyneon in December 1999 (See Note 5). For presentation purposes, entities which have been discontinued are shown on the consolidated balance sheets as net assets (liabilities) of discontinued operations.

(9) Non-Celanese activities transferred to Hoechst

     During 1998, in anticipation of the demerger, Celanese transferred other activities to Hoechst. These activities were not managed or controlled by Celanese. As a result of this transfer, Celanese received capital contributions totaling E350 million in 1998 which are included as a transfer from Hoechst in the consolidated statement of shareholders' equity and as net activity with Hoechst in the financing section of the consolidated statement of cash flows. In 1999, prior to the demerger, Celanese incurred E58 million in charges associated with the non-Celanese activities, which were treated as a capital distribution to Hoechst.

(10) Dyneon GmbH deferred tax asset

     At December 31, 1998, included in net assets of discontinued operations in Celanese's consolidated financial statements is an investment in Dyneon GmbH, the worldwide fluoropolymer joint venture between Hoechst and 3M. The contribution of this investment to Celanese resulted in a step-up to the tax basis of the investment. The differential in tax basis versus book basis resulted in a deferred tax asset totaling E109 million. This deferred tax asset was contributed to Celanese in 1998 and is shown as an increase to combined equity. The contribution of this deferred tax asset is a non-cash item in the supplemental cash flow information. Celanese sold its investment in Dyneon GmbH in 1999. (See Note 5)

(11) Demerger Agreement

     In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

     Demerger Costs

     Demerger costs were shared equally between Celanese and Hoechst. Such amount totaled E28 million in 1999 and is recorded as a component of special charges on the statement of operations.

     Antitrust Actions Related to Sorbates Industry

     Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the antitrust actions related to the sorbates industry.

                                    CELANESE

4.  TRANSACTIONS AND RELATIONSHIP WITH AFFILIATES - (CONTINUED)
     Environmental Liabilities

     As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first E250 million of future environmental liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed E250 million, Hoechst will bear the excess up to an additional E500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental liabilities. Celanese has established total reserves of E158 million related to these potential liabilities, of which E40 million was recorded in 1999.

OTHER MATTERS

     Consolidation of Hoechst Procurement Olefin

     Hoechst Procurement Olefin ("HPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese and on behalf of third parties. HPO enters into sale and purchase agreements for raw materials on a commission type. Accordingly, the commission fee on these sales is classified as other operating income. This income amounted to E4 million in 1999 and E1 million in 1998, respectively. The raw material sales volume commissioned by HPO between refineries and third parties and Celanese amounted to E482 million and E444 million in 1999 and 1998, respectively.

5.  ACQUISITIONS AND DISPOSALS

     Celanese made the following acquisitions of businesses during 1999:

     In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc., not previously owned by Celanese. Celanese paid CAD 486 million (E303 million) for this 44 percent minority interest, resulting in goodwill of E154 being recorded.

     In December 1999, Ticona, the Engineering Polymers Business of Celanese, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd.
(KEP), for approximately 110 billion Korean Won (E94 million). Celanese's interest in KEP is accounted for under the equity method. (See Note 9)

     As part of Celanese's plan to shed its non-core businesses, Celanese divested the following businesses during 1999. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions":

     In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

     In December 1999, Celanese sold the following businesses and investments:

     - its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to KoSa , a company owned by a consortium between Koch Industries, a U.S. company, and a Mexican company owned by Mr. Isaac Saba.

     - its Ethylene Oxide/Ethylene Glycol business to Old World Industries, Inc.

     - its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc. Celgard manufactures and markets flat sheet separators for use in batteries, disposable lighters and blood oxygenators, and hollow fiber membranes for degassing liquids. Celanese expects to sell the remaining portion of this business, which had net sales of E7 million in 1999, during 2000.

                                    CELANESE

5.  ACQUISITIONS AND DISPOSALS - (CONTINUED)
     - its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M. Dyneon, a joint venture founded in 1996, was created to integrate the fluoropolymer businesses of 3M and Celanese.

     - its 50 percent share in the polypropylene joint venture Targor to BASF AG. Founded in 1997, Targor was created to integrate the polypropylene businesses of BASF and Celanese.

     Celanese received gross proceeds of E1,001 million from the sale of these discontinued operations, which led to a net cash inflow of E913 million in 1999. Celanese recognized a gain, net of taxes, of E452 million in gain on disposal of discontinued operations in the consolidated statements of operations in 1999. Celanese recorded earnings of E14 million in net earnings from operations of discontinued operations relating to these divested businesses in 1999.

     Celanese made the following decisions regarding its plans to divest businesses during 2000. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30:

     In December 1999, Celanese signed an agreement for the sale of its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management. The sale was completed in January 2000. The loss was fully accrued at December 31, 1999 and was included as a component of net assets (liabilities) of discontinued operations.

     During 1999, Celanese decided to sell its 50 percent interest in Vinnolit Kunstoff GmbH, its joint venture with Wacker Chemie GmbH, a leading European producer of high performance polyvinyl chloride or PVC products. In February 2000, Celanese signed a letter of intent with Advent International Corporation, to sell its ownership interest in Vinnolit. Celanese expects to complete this transaction during 2000 and recognize a book gain on this sale.

     During 1999, Celanese decided to sell Vintron, a wholly owned subsidiary of Celanese and a manufacturer of polyvinyl chloride. In February 2000, Celanese signed a letter of intent, with Advent International Corporation, to sell Vintron GmbH. Celanese expects to complete this transaction during 2000 and recognize a book loss of E138 million related to this transaction which was fully accrued for in 1999.

     During 1999, Celanese announced its intention to shut down its bulk active pharmaceutical business line, which supplies pharmaceutical raw materials to Pharmacyclics, Inc. The shutdown was completed by the end of 1999.

     Celanese recorded a loss, net of taxes, of E154 million in gain on disposal of discontinued operations and a loss of E2 million in earnings from operations of discontinued operations relating to these additional discontinued operations.

6.  SECURITIES AVAILABLE FOR SALE

     At December 31, 1999 and 1998, Celanese had E160 million and E137 million of marketable securities available for sale, respectively. These marketable securities were included as a component of other assets at December 31, 1999 and 1998. These securities are held by Celanese's captive insurance businesses. There were no realized gains or losses in 1999 and 1998. The amortized cost, gross unrealized

                                    CELANESE

6. SECURITIES AVAILABLE FOR SALE - (CONTINUED) gains, gross unrealized losses and fair values for available-for-sale securities by major security type at December 31, 1999 and 1998, were as follows:

                                                          AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                            COST        GAINS        LOSSES     VALUE
                                                          ---------   ----------   ----------   -----
                                                                        (IN E MILLIONS)
                                                          -------------------------------------------
AT DECEMBER 31, 1999
Debt Securities
  U.S. Government.......................................      28          -            2          26
  U.S. municipal........................................       3          -            -           3
  Other government......................................       6          -            -           6
  U.S. corporate........................................      98          -            2          96
                                                             ---          --           --        ---
          Total debt securities.........................     135          -            4         131
Bank certificates of deposit............................       8          -            -           8
Equity securities.......................................       5          1            -           6
Mortgage-backed securities..............................      15          -            -          15
                                                             ---          --           --        ---
                                                             163          1            4         160
                                                             ===          ==           ==        ===
AT DECEMBER 31, 1998
Debt Securities
  U.S. Government.......................................      20          -            -          20
  U.S. municipal........................................       3          -            -           3
  Other government......................................       8          -            -           8
  U.S. corporate........................................      73          2            -          75
                                                             ---          --           --        ---
          Total debt securities.........................     104          2            -         106
Bank certificates of deposit............................      10          -            -          10
Equity securities.......................................       6          1            -           7
Mortgage-backed securities..............................      14          -            -          14
                                                             ---          --           --        ---
                                                             134          3            -         137
                                                             ===          ==           ==        ===

     Fixed maturities at December 31, 1999 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                              AMORTIZED   FAIR
                                                                COST      VALUE
                                                              ---------   -----
                                                               (IN E MILLIONS)
                                                              -----------------
Within one year.............................................      21        21
From one to five years......................................      55        54
From six to ten years.......................................      55        53
Greater than ten years......................................      27        26
                                                                 ---       ---
                                                                 158       154
                                                                 ===       ===

                                    CELANESE

7.  RECEIVABLES, NET

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Trade.......................................................    873      702
Reinsurance receivables.....................................    402      204
Other.......................................................    240      202
                                                              -----    -----
  Subtotal..................................................  1,515    1,108
Allowance for doubtful accounts.............................    (40)     (35)
                                                              -----    -----
  Net receivables...........................................  1,475    1,073
                                                              =====    =====

     As of December 31, 1999 and 1998, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

8.  INVENTORIES

                                                                 1999         1998
                                                              ----------   ----------
                                                                  (IN E MILLIONS)
                                                              -----------------------
Finished goods..............................................     450          478
Work-in-process.............................................      20           24
Raw materials and supplies..................................     105           85
                                                                 ---          ---
  Subtotal..................................................     575          587
LIFO reserve................................................      13           (1)
                                                                 ---          ---
          Total inventories.................................     588          586
                                                                 ===          ===

     At December 31, 1999 and 1998, E229 million and E251 million, respectively, of total inventories were valued by the LIFO method. Celanese realized E14 million and E19 million for the fiscal years ended December 31, 1999 and 1998, respectively, from the liquidation of LIFO reserves.

9.  INVESTMENTS

     Celanese has investments in a number of affiliates, which are accounted for under the equity method. Significant equity affiliates include:

                                                               PERCENT
                         AFFILIATE                            OWNERSHIP
                         ---------                            ---------
Clear Lake Methanol Co., LLC................................    50.0%
Fortron Industries..........................................    50.0%
Korea Engineering Plastics Co., Ltd.........................    50.0%
InfraServ GmbH & Co. Muenchsmuenster KG.....................    49.0%
Polyplastics Co., Ltd.......................................    45.0%
InfraServ GmbH & Co. Gendorf KG.............................    39.0%
InfraServ GmbH & Co. Hoechst KG.............................    27.2%
InfraServ GmbH & Co. Knapsack KG............................    27.0%

                                    CELANESE

9.  INVESTMENTS - (CONTINUED)

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Affiliates totals:
  Net sales.................................................  1,935    1,958
  Net earnings..............................................     40       52
Celanese's share:
  Net earnings..............................................      7       11
  Dividends.................................................     15        9
Total assets................................................  1,976    1,876
Total liabilities...........................................    771      762
Interests of others.........................................    739      706
                                                              -----    -----
  Celanese's equity.........................................    466      408
Write-down of Celanese's investment.........................    (15)       -
Excess of cost over underlying equity in net assets
  acquired..................................................    129       47
                                                              -----    -----
  Celanese's investment.....................................    580      455
                                                              =====    =====

                                                         ACQUISITION        WRITE
                                                            COST            DOWNS        NET BOOK VALUE
                                                         -----------   ---------------   --------------
                                                                        (IN E MILLIONS)
                                                         ----------------------------------------------
January 1, 1999*.......................................      455               -              455
  Additions............................................        -             (15)             (15)
  Disposals............................................       (7)              -               (7)
  Reclassifications....................................      (13)              -              (13)
  Exchange rate changes................................       73               -               73
  Acquisitions and divestitures........................       94               -               94
  Celanese's share of equity method investee
     earnings..........................................       (7)              -               (7)
                                                             ---             ---              ---
December 31, 1999......................................      595             (15)             580
                                                             ===             ===              ===

---------------
* Amounts reclassified to show only continued operations.

     In December 1999, Celanese sold its investments in Dyneon GmbH and Targor GmbH. A decision was made to sell Vinnolit GmbH, therefore, this investment is included on the balance sheet as a component of net assets (liabilities) of discontinued operations. (See Note 5)

     In December 1999, Celanese sold a portion of its investment in InfraServ GmbH & Co. Wiesbaden KG. As a result, Celanese's investment percentage decreased from 29 percent to 18.9 percent. Therefore, Celanese changed its method of accounting for this investment from the equity method to the cost method. This activity is shown as a reclassification in the above schedule.

     During the fourth quarter of 1999, events occurring in the methanol industry indicated that an other than temporary decrease in the value in Celanese's investment in the Clear Lake Methanol Joint Venture ("CLMV") had occurred, resulting in Celanese writing down its investment in CLMV by E15 million.

                                    CELANESE

10.  PROPERTY, PLANT AND EQUIPMENT

                                                                BUILDING,
                                                                BUILDING
                                                   LAND       IMPROVEMENTS
                                                 AND LAND     AND LEASEHOLD     MACHINERY     CONSTRUCTION   CAPITALIZED
                                               IMPROVEMENTS   IMPROVEMENTS    AND EQUIPMENT   IN PROGRESS     INTEREST     TOTAL
                                               ------------   -------------   -------------   ------------   -----------   ------
                                                                                (IN E MILLIONS)
                                               ----------------------------------------------------------------------------------
ACQUISITION OR CONSTRUCTION COST
  January 1, 1999(1).........................        139            288           2,313             242            98       3,080
    Additions................................          4              1              31             213            13         262
    Disposals................................          -            (11)           (118)             (5)          (16)       (150)
    Book transfers...........................          6             12             218            (236)            -           -
    Acquisition and divestitures.............          -              3              27               -             -          30
    Reclassifications........................          -             41              77               -             -         118
    Exchange rate changes....................         22             24             205              29            16         296
                                                  ------         ------          ------          ------        ------      ------
  December 31, 1999..........................        171            358           2,753             243           111       3,636
                                                  ------         ------          ------          ------        ------      ------
DEPRECIATION
  January 1, 1999(1).........................        (59)           (86)         (1,206)              -           (52)     (1,403)
    Additions................................         (4)           (35)           (320)              -            (8)       (367)
    Disposals................................          -              4             128               -            13         145
    Book transfers...........................          -              -               -               -             -           -
    Acquisitions and divestitures............          -              -               -               -             -           -
    Exchange rate changes....................        (11)             3             (63)              -            (8)        (79)
                                                  ------         ------          ------          ------        ------      ------
  December 31, 1999..........................        (74)          (114)         (1,461)              -           (55)     (1,704)
                                                  ------         ------          ------          ------        ------      ------
Book value at December 31, 1999..............         97            244           1,292             243            56       1,932
                                                  ======         ======          ======          ======        ======      ======

---------------
(1) Amounts reclassified to show only continued operations.

     Included in reclassifications is the purchase price allocation from goodwill to fixed assets and current assets, relating to Grupo Celanese, S.A.

     The total investment in property, plant and equipment was E262 million and E345 million in 1999 and 1998, respectively. Scheduled depreciation totaled E275 million and E280 million in 1999 and 1998, respectively. Write-downs due to asset impairment amounting to E92 million and E8 million were recorded to special charges in 1999 and 1998, respectively. The asset impairment write-downs are included in additions to depreciation.

     Assets under capital leases amounted to E37 million in both 1999 and 1998.

     Interest costs capitalized were E13 million, E8 million and E9 million in 1999, 1998 and 1997, respectively.

                                    CELANESE

11.  INTANGIBLE ASSET

                                                              PATENTS, LICENSES,
                                                                TRADEMARKS AND
                                                                SIMILAR RIGHTS     GOODWILL   TOTAL
                                                              ------------------   --------   -----
                                                                         (IN E MILLIONS)
ACQUISITION COST
January 1, 1999(1)..........................................          17            1,543     1,560
  Additions.................................................           1                -         1
  Disposals.................................................          (1)               -        (1)
  Exchange rate changes.....................................           1              253       254
  Acquisitions and divestitures.............................           -              154       154
  Reclassifications.........................................           -             (123)     (123)
                                                                     ---            -----     -----
December 31, 1999...........................................          18            1,827     1,845
                                                                     ---            -----     -----
AMORTIZATION
January 1, 1999(1)..........................................         (11)            (332)     (343)
  Additions.................................................          (2)             (62)      (64)
  Disposals.................................................           1                -         1
  Exchange rate changes.....................................          (1)             (56)      (57)
  Acquisitions and divestitures.............................           -                -         -
                                                                     ---            -----     -----
December 31, 1999...........................................         (13)            (450)     (463)
                                                                     ---            -----     -----
Book value on December 31, 1999.............................           5            1,377     1,382
                                                                     ===            =====     =====

---------------
(1) Amounts reclassified to show only continued operations.

     Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

     Included in reclassifications is the purchase price allocation from goodwill to fixed assets and current assets, relating to Grupo Celanese, S.A.

12.  INCOME TAXES

     Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. German corporate tax law applies a split rate computation with regard to the taxation of the income of a corporation. Retained corporate income is initially subject to a German federal corporation tax of 40 percent in 1999 and 45 percent in 1998 plus a solidarity surcharge of 5.5 percent on the German corporate tax payable. Including the impact of the surcharge, the German corporate tax rate amounted to 42 percent in 1999 and 47 percent in 1998. Upon distribution of a dividend to shareholders, the corporate income tax rate on those earnings is adjusted to 30 percent plus the solidarity surcharge of 5.5 percent in both years. Including the impact of the surcharge, the German federal corporate distribution tax rate amounted to 32 percent in both years. Upon distribution of retained

                                    CELANESE

12.  INCOME TAXES - (CONTINUED)
earnings in the form of a dividend, shareholders who are taxpayers in Germany are entitled to a tax credit in the amount of German corporation tax paid by the corporation.

                                                              1999   1998   1997
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Earnings (loss) before income taxes, minority interests and
  extraordinary expense:
     Germany................................................  (216)  (65)    36
     United States..........................................  (290)   22    (71)
     Other..................................................   (86)  136    219
                                                              ----   ---    ---
          Total.............................................  (592)   93    184
                                                              ====   ===    ===
Provision (benefit) for income taxes:
     Current:
       Germany..............................................     3     6     15
       United States........................................   (17)  158      4
       Other................................................    36    44     63
                                                              ----   ---    ---
          Total current.....................................    22   208     82
     Deferred:
       Germany..............................................   (50)  (15)    (5)
       United States........................................   (41)  (89)    (7)
       Other................................................   (14)    5     13
                                                              ----   ---    ---
          Total deferred....................................  (105)  (99)     1
                                                              ----   ---    ---
          Income tax provision (benefit)....................   (83)  109     83
                                                              ====   ===    ===
Effective income tax rate reconciliation:

Income tax computed at statutory tax rates..................  (266)   42     83
Increase (decrease) in taxes resulting from:
     Change in valuation allowance..........................    83    34     11
     Equity income..........................................    (5)   (6)    (3)
     Non-deductible depreciation and amortization...........    15     5     21
     Settlement of open tax years...........................     -     -    (31)
     Investments............................................     1     7     24
     Import/export activities...............................     5    12     20
     Additional U.S. tax provision..........................    10    13      2
     United States foreign tax credit.......................    (6)    -    (39)
     United States tax rate differentials...................    29    (2)     7
     Other foreign tax rate differentials...................    37    (3)   (12)
     Other..................................................    14     7      -
                                                              ----   ---    ---
     Income tax provision (benefit).........................   (83)  109     83
                                                              ====   ===    ===

                                    CELANESE

12.  INCOME TAXES - (CONTINUED)
     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 1999 and 1998 are as follows:

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Postretirement obligations..................................    216     229
Accrued expenses............................................    265     196
Net operating loss carryforwards............................    314      97
Investments.................................................      5      15
Other.......................................................     41      35
                                                               ----     ---
     Subtotal...............................................    841     572
Valuation allowance.........................................   (278)    (70)
                                                               ----     ---
     Deferred tax assets....................................    563     502
                                                               ----     ---
Depreciation................................................    238     226
Interest....................................................      8       4
Inventory...................................................     26      48
Other.......................................................     20      40
                                                               ----     ---
     Deferred tax liabilities...............................    292     318
                                                               ----     ---
          Net deferred tax assets...........................    271     184
                                                               ====     ===

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and German net operating loss carryforwards which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 1999 and 1998.

     At December 31, 1999, Celanese has net operating loss carryforwards of approximately E434 million, primarily in Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of E345 million which will expire in 2004.

13.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Accounts payable trade......................................    451      422
Accrued salaries and benefits...............................    134      133
Accrued environmental.......................................     78       54
Accrued restructuring.......................................    188       46
Insurance loss reserves.....................................    595      315
Accrued legal...............................................    359      125
Other.......................................................    291      238
                                                              -----    -----
          Total accounts payable and accrued liabilities....  2,096    1,333
                                                              =====    =====

                                    CELANESE

14.  DEBT

     SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                                                 WEIGHTED
                                                                                  AVERAGE
                                                                    AT           INTEREST
                                                               DECEMBER 31,        RATES
                                                              ---------------   -----------
                                                               1999     1998    1999   1998
                                                              ------   ------   ----   ----
                                                              (IN E MILLIONS)
                                                              ---------------
Current installments of long-term debt......................     2       16     5.3%    7.3%
Bank loans..................................................   125      146     7.7%   11.0%
Notes and revolver with Hoechst (See Note 4)................     -      238       -     6.0%
Notes with affiliates.......................................   302        -     3.3%      -
                                                               ---      ---
          Total short-term borrowings and current
            installments of long-term debt..................   429      400
                                                               ===      ===

     Celanese has a U.S.$700 million (E697 million) commercial paper program at December 31, 1999. At December 31, 1999, there were no borrowings against the commercial paper program. Celanese maintains committed revolving credit lines and term loans with several banks aggregating E2,041 million at December 31, 1999; the aggregate unused part thereof amounted to E1,752 million, of which U.S.$700 million (E697 million) was used as credit backup for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to E109 million at December 31, 1999 and E231 million at December 31, 1998. The bank loans are principally denominated in U.S. dollars, euro, South African rand, Mexican pesos and British pound sterling.

                                    CELANESE

14.  DEBT - (CONTINUED)
LONG-TERM BORROWINGS

                                                                    AT
                                                               DECEMBER 31,
                                                              ---------------
                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Term notes:
     6.125% notes, due 2004.................................    25       213
     8.23% notes, due 2002..................................     -       103
     7.125% medium-term notes, due 2009.....................    14        85
     7.39% bank loan, due 1999-2004.........................     -        60
     7.86% notes, due 2001..................................     -        43
     8.24% notes, due 2002..................................     -        26
     7.5% medium-term notes, due 2004.......................     -        26
     8.48% senior promissory notes, due 1999-2002...........     -        17
     9.8% medium-term notes, due 2013 and 2018..............     -        21
Variable rate loans with interest rates as of December 31,
  1999, adjusted periodically:
     Due in 2000............................................     -        85
     Due in 2001............................................     -       128
     Due in 2002............................................     -        85
     Due in 2003, interest rate of 6.50%....................    50         -
     Due in 2003, interest rate of 6.60%....................   174         -
Pollution control and industrial revenue bonds, interest
  rates ranging from 5.2% to 9.0%, due at various dates
  through 2026..............................................   218       187
Obligations under capital leases, due at various dates
  through 2012..............................................    20        20
Other.......................................................    20        19
Amounts to be settled with Hoechst..........................     -       (23)
                                                               ---     -----
  Subtotal..................................................   521     1,095
Less: Current installments of long-term debt................     2        16
                                                               ---     -----
          Total long-term debt..............................   519     1,079
                                                               ===     =====

     Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain of Celanese's loan agreements, which are legally held by certain Celanese subsidiaries, include tangible net worth and other covenants that limit their ability to enter into certain transactions. During December 1999, Celanese Canada sold its Millhaven plant assets for cash. This resulted in an unusually high level of cash, which represented more than 45 percent of the total assets of the company at year end, resulting in non-compliance with the equity to total assets debt covenant. In January 2000, a waiver through June 30, 2000, was obtained for this non-compliance. All other subsidiaries were in compliance with all debt covenants at December 31, 1999.

     Upon the demerger, Celanese used the proceeds it received from the collection of the net receivables from Hoechst as well as proceeds from divestitures to pay down its long-term debt.

     Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of E15 million, net of E10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statements of operations.

                                    CELANESE

14.  DEBT - (CONTINUED)
     The maturities in 2000 and thereafter are as follows:

                                                                   TOTAL
                                                              ---------------
                                                                   (IN E
                                                                 MILLIONS)
                                                              ---------------
2000........................................................        429
2001........................................................         22
2002........................................................          8
2003........................................................        230
2004........................................................         42
Thereafter..................................................        217
                                                                    ---
          Total.............................................        948
                                                                    ===

15.  OTHER LIABILITIES

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Pension and postretirement medical and life obligations (See
  Note 18)..................................................    752      717
Environmental liabilities (See Note 24).....................    317      252
Other.......................................................    190      223
                                                              -----    -----
          Total other liabilities...........................  1,259    1,192
                                                              =====    =====

16.  COST OF RAW MATERIALS AND SUPPLIES

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                              1999    1998    1997
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Cost of raw materials, supplies and merchandise.............  3,160   3,135   2,982
Cost of services purchased (primarily energy)...............    348     344     379
                                                              -----   -----   -----
          Total Cost of Raw Materials and Supplies..........  3,508   3,479   3,361
                                                              =====   =====   =====

17.  PERSONNEL EXPENSES

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                              1999    1998    1997
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Wages and salaries..........................................    814     775     771
Compulsory social security contributions....................     87      89      89
Other.......................................................     67      60      68
                                                              -----   -----   -----
  Personnel expenses excluding pensions and similar
     benefits...............................................    968     924     928
Pensions and similar benefits...............................    122     132     104
                                                              -----   -----   -----
          Total Cost of Personnel Expenses..................  1,090   1,056   1,032
                                                              =====   =====   =====

                                    CELANESE

18.  BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS - Provisions for pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitment results from participation in defined contribution and defined benefit plans, primarily in the United States. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are nonqualified for U.S. tax purposes. Separate trusts are sometimes established for nonqualified plans.

     Defined benefit pension plans also exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these benefit plans. Actuarial valuations for these plans are generally prepared annually. The remaining plans are valued at least every three years.

     Celanese sponsors various defined contribution plans in the United States, Mexico, Canada and Europe covering certain employees. Employees may contribute to these plans and the Company may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E14 million in both 1999 and 1998.

     OTHER POSTRETIREMENT BENEFIT PLANS - Certain retired employees receive postretirement health care and life insurance benefits under plans established by Celanese. Nearly all Celanese employees in the United States and Canada are eligible to receive such benefits after reaching normal retirement age with a minimum of 10 years of service. Generally, the medical plans pay a stated percentage, based upon years of service, of qualifying medical expenses reduced for any deductible and payments made by government programs and other group coverage. Celanese is generally self-insured for these costs and the plans are not funded. Provisions of the plans include caps which limit future contributions for medical coverage.

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               1999      1998      1999     1998
                                                              -------   -------   ------   ------
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
CHANGE IN BENEFIT OBLIGATIONS
  Benefit obligations at beginning of year..................   2,082     1,957      352      346
  Service cost..............................................      36        49        4        6
  Interest cost.............................................     142       146       26       28
  Participant contributions.................................       1         1        5        4
  Actuarial losses..........................................       3       213       14       30
  Acquisitions..............................................       -         2        -        -
  Divestitures..............................................    (313)       (1)     (10)       -
  Settlements...............................................      (7)      (16)      (4)       -
  Curtailments..............................................       4       (11)       -        -
  Benefits paid.............................................    (117)     (107)     (34)     (33)
  Foreign currency exchange rate changes....................     324      (151)      63      (29)
                                                               -----     -----     ----     ----
  Benefit obligations at end of year........................   2,155     2,082      416      352
                                                               =====     =====     ====     ====

                                    CELANESE

18.  BENEFIT OBLIGATIONS - (CONTINUED)

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               1999      1998      1999     1998
                                                              -------   -------   ------   ------
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year............   1,578     1,738        -        -
  Actual return (loss) on plan assets.......................     285       (59)       -        -
  Company contributions.....................................      19       149       39       29
  Participant contributions.................................       1         1        5        4
  Divestitures..............................................    (253)       (1)     (10)       -
  Settlements...............................................      (7)      (17)       -        -
  Benefits paid.............................................    (117)     (107)     (34)     (33)
  Foreign currency exchange rate changes....................     259      (126)       -        -
                                                               -----     -----     ----     ----
       Fair value of plan assets at end of year.............   1,765     1,578        -        -
                                                               =====     =====     ====     ====
  Funded status.............................................    (390)     (504)    (416)    (352)
  Unrecognized prior service cost...........................      16        80        -        -
  Unrecognized actuarial loss...............................      69       280       67       54
  Unrecognized net transition obligation (asset)............      32       (12)       -        -
  Contributions.............................................       3         2        8        6
  Curtailment recognized....................................       -       (19)       -        -
  Settlement recognized.....................................       -       (23)       -       (7)
                                                               -----     -----     ----     ----
       Net amount recognized................................    (270)     (196)    (341)    (299)
                                                               =====     =====     ====     ====
AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
  BALANCE SHEETS
  Accrued benefit cost......................................    (305)     (328)    (341)    (299)
  Intangible assets(1)......................................      35        57        -        -
  Accumulated other comprehensive income....................       -        75        -        -
                                                               -----     -----     ----     ----
       Net amount recognized................................    (270)     (196)    (341)    (299)
                                                               =====     =====     ====     ====
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate...............................................    7.50%     6.75%    7.50%    6.75%
Expected long-term rate of return on plan assets............    9.25%     9.25%
Rate of increase in future compensation levels..............    3.40%     3.40%

---------------
(1) Amount is classified as other assets on the consolidated balance sheets.

                                    CELANESE

18.  BENEFIT OBLIGATIONS - (CONTINUED)
     For measurement purposes, a 6.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 1999. The rate was assumed to decrease gradually to 5.5 percent in 2001 and remain at that level thereafter.

                                                                PENSION        OTHER
                                                               BENEFITS      BENEFITS
                                                              -----------   -----------
                                                              1999   1998   1999   1998
                                                              ----   ----   ----   ----
                                                                   (IN E MILLIONS)
                                                              -------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost................................................    36     49     4      4
Interest cost...............................................   142    146    26     25
Expected return on plan assets..............................  (129)  (117)    -      -
Amortization of prior service cost..........................     9     11     -      -
Recognized actuarial loss...................................    10      3     1      -
Amortization of the unamortized obligation..................    (2)    (2)    -      -
Curtailment loss (gain).....................................     5     15    (3)     -
Settlement loss.............................................     -     24     -      -
                                                              ----   ----    --     --
     Net periodic benefit cost..............................    71    129    28     29
                                                              ====   ====    ==     ==

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E1,983 million, E1,901 million, and E1,585 million as of December 31, 1999, and E1,971 million, E1,790 million, and E1,453 million, respectively, as of December 31, 1998.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                ONE        ONE
                                                              PERCENT    PERCENT
                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                (IN E MILLIONS)
                                                              -------------------
Effect on total of service and interest cost components.....      2         (1)
Effect on postretirement obligation.........................     20        (19)

     The following table represents additional pension liabilities and other similar obligations:

                                                               1999     1998
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
OTHER OBLIGATIONS
Long-term disability........................................    77       69
Other.......................................................    29       21
                                                               ---       --
                                                               106       90
                                                               ===       ==

19.  SHAREHOLDERS' EQUITY

     Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Combined equity represented equity less accumulated other comprehensive loss items of the combined Businesses and the effects of transfers between Celanese and

                                    CELANESE

19.  SHAREHOLDERS' EQUITY - (CONTINUED)
which do not give rise to receivables or payables intended to be settled between these two groups of companies. Considering the net income at the parent company level, management will be recommending a nominal dividend of E0.11 per share aggregating E6 million at this year's annual general meeting to be held in May 2000. (See Note 4)

20.  STOCK-BASED COMPENSATION

     In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, it became necessary to modify the terms and conditions of these compensation programs to take into account the changed circumstances.

     During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights ("Rights"). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was E37.73. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares are at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of E37.73 per Hoechst share has been converted to E45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 101,372 Rights remain outstanding as of December 31, 1999. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. In 1999, Celanese recognized expense of E1 million for the 1997 Hoechst SAR Plan. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

     During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 97,600 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of these options was E34.88. Options remaining unexercised as of September 30, 2003 will be forfeited as of that date. In 1999, Celanese recognized expense of E0.6 million for the 1998 Hoechst Option Plan.

     Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan or convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted to E42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of options were eliminated. As of December 31, 1999, 45,354 Aventis options remain outstanding. As a result of elections by Celanese employees, the number of shares

                                    CELANESE

20.  STOCK-BASED COMPENSATION - (CONTINUED)
under option were converted to 36,750 Celanese Rights, all of which remain outstanding as of December 31, 1999. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at E15.30.

     Celanese has adopted the disclosure-only provisions of SFAS No. 123 and applies APB Opinion No. 25 and related interpretations in accounting for options granted to employees. The weighted average per share fair value of the options referred to above was E15.67 on the date of grant using the Black Scholes option-pricing model with the following assumptions: dividend yield of 3 percent, risk-free interest rate of 4.08 percent, a life of 5 years and volatility of 36 percent. Had Celanese determined the compensation cost based on the fair value at the grant date for these options under SFAS No. 123, Celanese's net loss would have been as follows:

                                                              1999    1998    1997
                                                              -----   -----   ----
                                                                (IN E MILLIONS)
                                                              --------------------
Net loss - as reported......................................   (207)    (44)   (47)
Net loss - Proforma.........................................   (208)    (46)   (46)
Net loss per basic and dilutive share - as reported.........  (3.70)  (0.79)  (.84)
Net loss per basic and dilutive share - Proforma............  (3.72)  (0.82)  (.82)

     During 1999, Celanese adopted the Equity Participation Plan (the "EPP") and the Long-Term Incentive Plan (the "LTIP"). The EPP covers the Board of Management and executives of Celanese. The participants in the EPP must purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the EPP are based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 millions Rights to the EPP participants, all of which remain outstanding at December 31, 1999. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price per Right was E16.37. Celanese recognized expense of E0.4 million for the EPP during 1999.

     The LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the LTIP, all of which remain outstanding at December 31, 1999. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price per Right was E16.37. In 1999, Celanese recognized expense of E0.4 million for the LTIP.

                                    CELANESE

21.  LEASES

     Total minimum rent charged to operations under all operating leases was E67 million, E58 million and E45 million in 1999, 1998 and 1997, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 1999 are as follows:

                                                              CAPITAL   OPERATING
                                                              -------   ---------
                                                                (IN E MILLIONS)
                                                              -------------------
2000........................................................     4          68
2001........................................................     3          56
2002........................................................     3          53
2003........................................................     3          51
2004........................................................     3          50
Later years.................................................    13         150
Sublease income.............................................     -         (10)
                                                                --         ---
     Minimum lease commitments..............................    29         418
                                                                ==         ===
Less amounts representing interest..........................     7
                                                                --
     Present value of net minimum lease obligations.........    22
                                                                ==

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

22.  FINANCIAL INSTRUMENTS

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate or currency exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

     Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese's derivative policy provides the ability to lock in borrowing rates and promotes the achievement of a desired level of fixed/floating rate mix. Celanese had open interest rate swaps with a notional amount of E319 million and E936 million at December 31, 1999 and 1998, respectively. Celanese's credit risk exposure related to counterparty default on instruments is not material. Celanese recognized total interest expense associated with its interest rate swaps of E8 million in 1999 and E5 million in 1998.

     For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component, for the periods presented in the accompanying consolidated financial statements. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a marked to market adjustment of E1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps

                                    CELANESE

22.  FINANCIAL INSTRUMENTS - (CONTINUED)
that previously hedged the Hoechst related debt, which resulted in a E1 million charge to the consolidated statements of operations in 1999.

     During the second half of 1999, Celanese tendered a portion of its variable rate debt portfolio. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense on the consolidated statements of operations in 1999.

Foreign Exchange Risk Management

     As a result of the introduction of the euro, outstanding currency derivatives between currencies of the countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

     Certain Celanese entities have receivables and payables denominated in currencies other than the respective functional currencies of Celanese, which create foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated mainly for booked exposure. In some cases, anticipated exposure is hedged as well. Contracts totaling approximately E688 million at December 31, 1999, are predominantly in U.S. dollars and British pounds. Contracts totaling approximately E273 million at December 31, 1998 were in various currencies.

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 1999 and 1998. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                    1999               1998
                                                              ----------------   ----------------
                                                              CARRYING   FAIR    CARRYING   FAIR
                                                               AMOUNT    VALUE    AMOUNT    VALUE
                                                              --------   -----   --------   -----
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
Other assets - investments..................................    268       268       272       272
Long-term debt..............................................    519       503     1,079     1,193
Debt-related derivative instruments.........................      -        17         -       (27)
Foreign exchange-related derivative instruments.............      -        (8)        -         4

     At December 31, 1999 and 1998, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the table.

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 1999, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

                                    CELANESE

22.  FINANCIAL INSTRUMENTS - (CONTINUED)
Equity Risk Management

     As of December 31, 1999, Celanese had purchased 1.2 million call options to offset its exposure of the LTIP and EPP. These options have a maturity of six months, a strike price of E16.3705 per share and an average premium of E3.16 so that the total premium paid through December 31, 1999 amounted to E3.8 million. The market value of these options at December 31, 1999 is E3.8 million. As the options allow settlement in either cash or stock, at the choice of Celanese, E3.8 million was recorded as a credit to additional paid in capital.

23.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24)

Plumbing Actions

     CNA Holdings, Inc. ("CNA Holdings"), formerly known as HNA Holdings, Inc. and Hoechst Celanese Corporation, is a U.S. subsidiary of Celanese and currently serves as the North American holding company, for Celanese's businesses including the U.S. business now conducted by Ticona. CNA Holdings along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont") among others have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

     CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages, and, in certain cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified. The putative class actions are pending in the Ninth Judicial Circuit Court of Common Pleas of South Carolina, Charleston County, the Territorial Court of the Virgin Islands, St. Croix Division, the Supreme Court of British Columbia, Canada, Superior Court, Province of Quebec, Canada, the Ontario Canada Court, General Division and the U.S. District Court for the eastern district of Texas, Texarkana Division.

     A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County. A putative class action (of insurance companies with respect to subrogation claims), as well as an individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims), are pending in the United States District Court for the District of New Jersey and in the Superior Court of New Jersey, Camden. Celanese's appeal to deny certification in a putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County that has been certified on behalf of homeowners who claim to have opted out of the

                                    CELANESE

23. COMMITMENTS AND CONTINGENCIES - (CONTINUED) national settlement described below, was granted in February 2000. An appeal from the order certifying that action is pending.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S. $950 million (E944 million). There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. The allocation of certain payments already made to the claimants and certain future payments was subject to a binding arbitration between CNA Holdings and Shell, which was completed in June 1999. During the fourth quarter of 1999, appeals from the arbitration decision were filed in the Supreme Court of the State of New York, New York County, and in the Superior Court of the District of Columbia. In February 2000, CNA Holdings and Shell reached an agreement which, among other things, resolved the appeals and other claims between the parties and pursuant to which Celanese paid an amount which was fully accrued for in prior periods.

     In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S.$170 million (E169 million). These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation in the above binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 1999, Celanese had accrued E351 million for this matter, of which E260 million is included in current liabilities. Management believes that the plumbing actions are provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge will not have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 1999, Celanese had recorded E179 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Fugitive Emissions Standards

     In 1990, the United States Environmental Protection Agency ("EPA") issued a notice of violation alleging that CNA Holdings' Rock Hill, South Carolina plant, located in the U.S., was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include

                                    CELANESE

23. COMMITMENTS AND CONTINGENCIES - (CONTINUED) amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three U.S. facilities that used benzene.

     In 1992, 1993 and 1995, the U.S. Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties of up to U.S.$25,000 per day. The Virginia and Texas cases were, for most of the time, stayed by consent of the parties while the South Carolina case was litigated through denial of a petition for certiorari to the U.S. Supreme Court. The appellate court in that case upheld the EPA's interpretation of the standard but affirmed that CNA Holdings did not have notice of that interpretation prior to August 1989 and thus no penalties could be assessed prior to that date. The appellate court remanded the case to the district court for a determination of what penalty, if any, should be assessed for the period from August 1989, when CNA Holdings received actual notice of the EPA's interpretation, through the plant's achievement of compliance in September 1991. The parties have agreed to nonbinding mediation to aid settlement negotiations before resuming litigation in the district court and are currently discussing the timetable for this nonbinding mediation. Management believes a material loss from this matter is remote.

Generic Pharmaceutical Litigation

     In September 1998, Great Neck Capital Appreciation Partnership filed a complaint derivatively on behalf of the directors of Copley Pharmaceuticals Inc. ("Copley"), a former subsidiary of Celanese Americas Corporation, formerly known as Hoechst Corporation, in a Massachusetts Superior Court against six of Copley's directors which was thereafter amended to add Celanese Americas as a defendant. The amended complaint alleged that Celanese Americas used Copley for its own benefit, injured Copley's ability to compete and compromised the independence of Copley's independent directors. The complaint also alleged that the six directors allowed Celanese Americas to use Copley and otherwise breached their fiduciary duties to Copley. In 1999. the parties filed a joint motion to dismiss the case, and in February 2000, a final judgment dismissing the case was entered with no cost of damages being awarded to the plaintiffs.

Antitrust

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst E31 million (U.S. $36 million). Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement. In addition, during 1999, fifteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in Federal and various state courts. These actions are in the early stages of litigation. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including new claims filed and the penalty related to the U.S. criminal case imposed in June 1999, Celanese has accrued liabilities of E90 million at December 31, 1999 for the estimated loss relative to this matter including potential risks in other jurisdictions. Of this accrued amount, Celanese recorded E75 million during 1999. Although the outcome of this matter cannot be predicted with certainty,

                                    CELANESE

23. COMMITMENTS AND CONTINGENCIES - (CONTINUED) management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the financial statements) as of December 31, 1999 is between E0 and E65 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions. Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve recognized during 1999 and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position.

Other Matters

     In 1998, Celanese received a substantial settlement in connection with a patent infringement lawsuit. This is included as a component of selling, general and administrative expenses.

     In December 1999, Celanese has signed a letter of intent to acquire Axiva GmbH from Aventis Research and Technologies GmbH and Co. KG, a subsidiary of Hoechst, during the second quarter of 2000. The estimated purchase price is expected to be less than E40 million.

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 1999, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 1999, there were outstanding commitments relating to capital projects of approximately E57 million.

24.  ENVIRONMENTAL

     General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

     Hoechst Liabilities - As part of the demerger, Celanese will indemnify Hoechst for the first E250 million of future environmental liabilities arising from certain previously divested Hoechst entities of which Celanese has reserved approximately (E150 million) that is included as a component of the total environmental reserves discussed below. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

     U.S. Superfund Sites - In the United States, Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive and Liability Act ("Superfund") and related state laws for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed

                                    CELANESE

24.  ENVIRONMENTAL - (CONTINUED)
at most sites and the status of the insurance coverage for most of these proceeds is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 1999 and 1998, Celanese had provisions totaling E16 million and E17 million, respectively, for U.S. Superfund sites and utilized E1 and E5 million of these reserves in December 1999 and 1998, respectively. There were no additional provisions recorded during 1999 or 1998.

     As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party's percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

     German InfraServs - Celanese has manufacturing operations at five locations in Germany: Oberhausen, Hochst, Wiesbaden, Kelsterbach and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

     InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the carving out of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability which cannot be attributed to an InfraServ partner is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about E262 million as of December 31, 1999, of which E55 million has been included in the consolidated reserves for environmental liabilities of Celanese. The provision of E55 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG. Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 1999, no additional charges are expected. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs.

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability

                                    CELANESE

24.  ENVIRONMENTAL - (CONTINUED)
participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 1999:

                          COMPANY                             OWNERSHIP %   LIABILITY %
                          -------                             -----------   -----------
InfraServ GmbH & Co. Gendorf KG.............................     39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG..........................     84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG (1)........................     42.0%         47.0%
InfraServ GmbH & Co. Deponie Knapsack KG....................    100.0%        100.0%
InfraServ GmbH & Co. Kelsterbach KG.........................    100.0%        100.0%
InfraServ GmbH & Co. Hoechst KG.............................     27.2%         33.0%
InfraServ GmbH & Co. Muenchsmuenster KG.....................     49.0%         49.0%
InfraServ GmbH & Co. Wiesbaden KG...........................     18.9%         10.0%
InfraServ Verwaltungs GmbH..................................    100.0%             -

---------------
(1) Includes the 15 percent interest owned by Vintron which is shown as discontinued operations.

     Celanese also has obligations related to previously divested entities, including the Hoechst related liabilities discussed above, and has provided for such obligations, when the event of loss is probable and reasonably estimable. (See Note 4)

     In 1999, 1998 and 1997, the total environmental costs charged to operations for remediation efforts amounted to E77 million, E94 million and E45 million, respectively. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for certain fixed period remediation projects using a 6 percent discount rate. Celanese recognized E3 million of accretion in 1999, related to the discounted liability. Celanese has no other discounted environmental reserves.

     Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given year.

25.  SPECIAL CHARGES

     Special charges on the accompanying consolidated statements of operations include provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public

                                    CELANESE

25.  SPECIAL CHARGES - (CONTINUED)
announcement of the restructuring plan. The components of the 1999 and 1998 restructuring charges were as follows:

                                                               EMPLOYEE
                                                              TERMINATION   PLANT/OFFICE
                                                               BENEFITS       CLOSURES     TOTAL
                                                              -----------   ------------   -----
                                                                       (IN E MILLIONS)
                                                              ----------------------------------
Restructuring reserve at December 31, 1997..................       10            33          43
     Restructuring expense recorded in 1998.................       34            39          73
     Other additions........................................       12             -          12
     Cash and noncash uses during 1998......................      (27)          (42)        (69)
     Currency translation adjustments during 1998...........       (3)            -          (3)
                                                                  ---           ---         ---
Restructuring reserve at December 31, 1998..................       26            30          56
     Restructuring expense recorded in 1999.................      116           102         218
     Other additions........................................        2             -           2
     Cash and noncash uses during 1999......................      (44)          (49)        (93)
     Currency translation adjustments during 1999...........        8             4          12
                                                                  ---           ---         ---
Restructuring reserve at December 31, 1999..................      108            87         195
                                                                  ===           ===         ===

     Included in the above restructuring reserves of E195 million and E56 million at December 31, 1999 and December 31, 1998, respectively, are E7 million and E10 million of long-term reserves included in other liabilities at December 31, 1999 and December 31, 1998, respectively.

     In 1999, Celanese recorded special charges totaling E559 million, of which E218 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve pertained primarily to employee termination severance costs of E116 million. The E116 million was comprised mainly of E15 million for the restructuring of Mexican production facilities, E23 million related to the Ticona business, E13 million was due to the restructuring of Canadian production facilities, E22 million pertained to the Acetate business in both the U.S. and Europe, E15 million for both U.S. and European chemical businesses, E10 million for the shutdown of an oriented polypropylene ("OPP") production line at a European chemical plant, and E5 million resulted from Hoechst's reorientation of basic research. In addition, E12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

     In 1999, Celanese also recognized E102 million of restructuring costs for plant and office closures, of which E29 million related to 3 facilities in Mexico, E30 million pertained to closure costs associated with administrative facilities in the U. S. and Canada, E15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and E12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, E16 million was recorded for fixed asset impairments and closure costs associated with the shutdown of an acetate facility in Canada.

     Special charges of E341 million in 1999 pertained primarily to the recognition of a E128 million charge as a result of the plumbing cases (See Note
23), E75 million related to the antitrust actions related to the sorbates industry (See Note 23), E56 million for fixed asset impairments which related primarily to the Acetate and Chemical Intermediates businesses, E28 million for costs associated with the demerger, E52 million for costs associated with previously divested Hoechst entities of which E40 million related to environmental.

                                    CELANESE

25.  SPECIAL CHARGES - (CONTINUED)
     In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, of which 200 positions had been eliminated as of December 31, 1999. At December 31, 1999, the remaining employee termination benefits reserve of E108 million pertained primarily to employee severance payments related to E13 million for the restructuring of Mexican production facilities, E21 million related to the Ticona business, E12 million was due to the restructuring of Canadian production facilities, E18 million pertained to the Acetate business in both the U.S. and Europe, E16 million for both U.S. and European chemical businesses, E9 million for the shutdown of an OPP production line in Europe, and E3 million resulted from Hoechst's reorientation of basic research. In addition, E16 million was due to the closure of administrative facilities in the U.S., Canada, and Mexico.

     The remaining plant/office closures reserve of E87 million at December 31, 1999 pertained primarily to a reserve for E9 million related to 3 facilities in Mexico, E48 million related to the closure of administrative facilities in the U.S. and Canada, E12 million for the shutdown of an acetaldehyde unit in Europe, E2 million for the shutdown of an OPP production line at a European plant and E8 million for the shutdown of an acetate facility in Canada. In addition, E8 million related to estimated contractual losses on a long-term service agreement associated with the 1998 shutdown of an acetic acid unit in Europe.

     In 1998, Celanese recorded special charges totaling E100 million, of which E73 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve of E73 million pertained primarily to employee termination severance costs of E34 million, of which E33 million related to downsizing in the businesses. The E33 million was comprised of E21 million resulting from Hoechst's reorientation of basic research, E6 million associated with two U.S. acetate facilities, E5 million associated with the U.S. corporate headquarters and E2 million related to two European plant facilities. Additionally, Celanese recognized E39 million of restructuring costs for plant and office closures, of which E24 million pertained to the estimated loss on the lease and asset impairments related to the U.S. corporate headquarters, E9 million of estimated contractual losses on a service agreement associated with the shutdown of an acetic acid unit in Europe, E4 million for the closure of a European chlorine plant and E2 million for the impairment of fixed assets associated with the shutdown of an OPP production line at a European plant. The remaining special charge in 1998 of E27 million pertained to the Nutrinova antitrust actions. (See Note 23)

     Additionally, in 1998 Celanese recorded other additions of E12 million associated with Hoechst's exchange of substantially all of its polyester fiber and bottle resins business in the U.S., Europe and Mexico for the 49 percent minority interest in Grupo Celanese, S.A., which was not already owned by Celanese. As a result of this transaction, Celanese is responsible for the payment of severance and other benefits associated with the elimination of polyester fiber and bottle resin business employees. This transaction was reflected as a capital contribution in 1998. (See Note 4)

     In 1998 and 1997, employee termination benefits primarily represented severance and other benefits associated with the elimination of approximately 675 positions worldwide, of which approximately 625 positions had been eliminated as of December 31, 1999.

                                    CELANESE

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     Effective January 1, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Information with respect to Celanese's industry segments follows:

Business Segments

     ACETYL PRODUCTS, the methyls, acetyls and acetyl derivatives segment, primarily produces and supplies methanol, formaldehyde, polyols, acetic acid, vinyl acetate monomer, acetic anhydride and acetate esters;

     CHEMICAL INTERMEDIATES, the acrylates, oxo products and specialties segment, produces and supplies acrylic acid, acrylates, amines, carboxylic acids and oxo alcohols;

     ACETATE PRODUCTS produces and supplies cellulose acetate filament and staple, acetate filter products and advanced fiber material;

     TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers products; and

     PERFORMANCE PRODUCTS includes Trespaphan, the oriented polypropylene film business, and Nutrinova, the high intensity sweetener and food protection ingredients business.

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 1. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization (EBITDA), excluding special charges, EBITDA is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                             ACETYL      CHEMICAL      ACETATE             PERFORMANCE    TOTAL
                            PRODUCTS   INTERMEDIATES   PRODUCTS   TICONA    PRODUCTS     SEGMENTS   RECONCILIATION   CONSOLIDATED
                            --------   -------------   --------   ------   -----------   --------   --------------   ------------
                                                                       (IN E MILLIONS)
                            -----------------------------------------------------------------------------------------------------
1999:
Sales to external
  customers...............   1,487           847         739        788        397        4,258            60           4,318
Inter-segment revenues....      74            37           -          -          -          111          (111)              -
Operating profit (loss)...     (65)          (47)        (46)       (96)       (93)        (347)         (174)           (521)
EBITDA, excluding special
  charges.................      89            84          95        123         42          433           (56)            377
Depreciation and
  amortization............     101            74          60         65         36          336             3             339
Capital expenditures......     127            46          30         40         12          255             7             262
Special charges...........      53            57          81        154         99          444           115             559
Total assets..............   1,805         1,221         916      1,493        518        5,953         1,574           7,527

                                    CELANESE

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS - (CONTINUED)

                             ACETYL      CHEMICAL      ACETATE             PERFORMANCE    TOTAL
                            PRODUCTS   INTERMEDIATES   PRODUCTS   TICONA    PRODUCTS     SEGMENTS   RECONCILIATION   CONSOLIDATED
                            --------   -------------   --------   ------   -----------   --------   --------------   ------------
                                                                       (IN E MILLIONS)
                            -----------------------------------------------------------------------------------------------------
1998:
Sales to external
  customers...............   1,438           850         839        750        407        4,284            60           4,344
Inter-segment revenues....      80            70           -          -          -          150          (150)              -
Operating profit (loss)...     152            54          94         53        (12)         341          (173)            168
EBITDA, excluding special
  charges.................     246           111         154        115         52          678           (98)            580
Depreciation and
  amortization............      85            56          54         62         34          291            21             312
Capital expenditures......      70            97          69         66         35          337             8             345
Special charges...........       9             1           6          -         30           46            54             100
Total assets..............   1,541         1,070         808      1,352        406        5,177         2,181           7,358
1997:
Sales to external
  customers...............   1,661         1,051         994        742        436        4,884            67           4,951
Inter-segment revenues....      96            72           -          -          -          168          (168)              -
Operating profit..........     221            73         149         57         42          542          (275)            267
EBITDA, excluding special
  charges.................     298           123         193        117         70          801          (141)            660
Depreciation and
  amortization............      77            50          44         60         28          259            31             290
Capital expenditures......      75           120          42         44         46          327            41             368
Special charges...........       -             -           -          -          -            -           103             103
Total assets..............   1,239           806         748      1,408        378        4,579         1,606           6,185

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales and net receivables and payables, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions. Additionally, Celanese recognized special charges in 1999 and 1998 related to restructuring costs, write-off of fixed assets, shutdown of a facility, and impairment of goodwill (See Note 25). Other operating entities consist primarily of companies which provide infrastructure and procurement services.

     The following table presents financial information based on the geographic location of the manufacturing facilities of Celanese:

                                     NORTH    THEREOF   THEREOF   THEREOF            THEREOF          REST OF
                                    AMERICA     USA     CANADA    MEXICO    EUROPE   GERMANY   ASIA    WORLD    CONSOLIDATED
                                    -------   -------   -------   -------   ------   -------   ----   -------   ------------
                                                                 (IN E MILLIONS)
                                    ----------------------------------------------------------------------------------------
1999:
Total assets......................   5,394     4,042      335      1,017    1,611     1,265    259      263        7,527
Long-lived assets.................   1,349     1,031       86        232      362       297    212        9        1,932
Operating profit (loss)...........    (117)      (32)     (29)       (56)    (411)     (353)     5        2         (521)
Net sales.........................   2,572     2,189      127        256    1,593     1,183    103       50        4,318
Depreciation and amortization.....     246       174       14         58       82        69     10        1          339
Capital expenditures..............      98        82        4         12       66        52     98        -          262
1998:
Total assets......................   4,945     3,656      328        961    2,074     1,794    131      208        7,358
Long-lived assets.................   1,150       964       63        123      415       347    101       11        1,677
Operating profit (loss)...........     246       114       77         55      (80)      (81)     4       (2)         168
Net sales.........................   2,573     2,137      179        257    1,618     1,063     91       62        4,344
Depreciation and amortization.....     221       193       11         17       79        64     10        2          312
Capital expenditures..............     231       179       12         40       96        78     16        2          345

                                    CELANESE

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS - (CONTINUED)

                                     NORTH    THEREOF   THEREOF   THEREOF            THEREOF          REST OF
                                    AMERICA     USA     CANADA    MEXICO    EUROPE   GERMANY   ASIA    WORLD    CONSOLIDATED
                                    -------   -------   -------   -------   ------   -------   ----   -------   ------------
                                                                 (IN E MILLIONS)
                                    ----------------------------------------------------------------------------------------
1997:
Total assets......................   4,298     3,664      350        284    1,484     1,193    134      269        6,185
Long-lived assets.................   1,249     1,055       74        120      406       332    102       13        1,770
Operating profit (loss)...........     231        (5)     142         94       49        46     (9)      (4)         267
Net sales.........................   3,006     2,527      193        286    1,850     1,157     39       56        4,951
Depreciation and amortization.....     214       190       12         12       70        58      4        2          290
Capital expenditures..............     273       214        9         50       58        46     36        1          368

                                    CELANESE

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                ALLOWANCE FOR DOUBTFUL ACCOUNTS (IN E MILLIONS)

Balance as of December 31, 1997.............................   27
  Provisions................................................    6
  Recoveries................................................    4
  Charge-offs...............................................    -
  Translation Adjustments...................................   (2)
                                                              ---

Balance as of December 31, 1998.............................   35
  Provisions................................................    5
  Recoveries................................................   (2)
  Charge-offs...............................................   (9)
  Translation Adjustments...................................   11
                                                              ---
Balance as of December 31, 1999.............................   40
                                                              ===

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF DOCUMENT
-------                     -----------------------
  1.1     English translation of the Articles of Association (Satzung)
          of Celanese AG as amended to date
  4.1     Form of Definitive Stock Certificate of Celanese AG
 10.1     Dyneon Purchase and Assignment Agreement dated as of
          December 28, 1999 by and between Celanese AG, Diogenes
          Dreizehnte Vermoegensverwaltungs GmbH, Celanese
          Fluoropolymer Holdings, Inc., Celanese Americas
          Fluoropolymer Holdings, Inc., Minnesota Mining and
          Manufacturing Company and 3M Deutschland GmbH
 10.2     English translation of the Targor Purchase and Transfer
          Agreement dated as of December 17, 1999 by and between
          Diogenes Dreizehnte Vermoegensverwaltungs GmbH, Celanese AG
          and BASF AG
 23.1     Consent of KPMG Deutsche Treuhand-Gesellschaft
          Aktiengesellschaft Wirtschaftspruefungsgesellschaft