Form 20-F
period 2000-12-31
CELANESE AG
filed 2001-03-23
CIK 1095442

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

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

                         61476 KRONBERG/TAUNUS, GERMANY
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
      Ordinary Shares with no par value                   New York Stock Exchange

                            ------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)
                            ------------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
                                (Title of Class)
                            ------------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

     Ordinary Shares with no par value...........................50,326,355
                           (as of December 31, 2000)

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

            Item 17 [ ]                          Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                     PART I

                                                              PAGE
                                                              ----
Item 1. Identity of Directors, Senior Management and
  Advisers..................................................    2
Item 2. Offer Statistics and Expected Timetable.............    2
Item 3. Key Information.....................................    2
  Selected Financial Data...................................    2
  Exchange Rate Information.................................    4
  Risk Factors..............................................    5
Item 4. Information on the Company..........................    9
  Introduction..............................................    9
  History and Development of the Company....................    9
  Business Summary..........................................   10
  Segment Overview..........................................   11
  Strategy..................................................   12
  Business Segments.........................................   14
  Other Activities..........................................   27
  Acquisitions and Divestitures.............................   27
  eBusiness.................................................   28
  Raw Materials and Energy..................................   29
  Research and Development..................................   29
  Intellectual Property.....................................   30
  Environmental and Other Regulation........................   31
  Organizational Structure..................................   33
  Description of Property...................................   33
Item 5. Operating and Financial Review and Prospects........   37
  Basis of Presentation.....................................   37
  Major Events in 2000......................................   38
  Condensed Consolidated Statements of Operations...........   39
  Overview -- 2000 Compared with 1999.......................   39
  Selected Data by Business Segment.........................   40
  Summary by Business Segment -- 2000 Compared with 1999....   41
  Summary of Consolidated Results -- 2000 Compared with
    1999....................................................   44
  Summary by Business Segment -- 1999 Compared with 1998....   48
  Summary of Consolidated Results -- 1999 Compared with
    1998....................................................   50
  Liquidity and Capital Resources...........................   53
  Environmental Matters.....................................   55
  Market Risks..............................................   55
  Introduction of the Euro..................................   56
  New Accounting Standards..................................   56
  Outlook...................................................   57
Item 6. Directors, Senior Management and Employees..........   59
  Directors and Senior Management...........................   59
  Compensation of Directors and Officers....................   61
  Incentive Plans...........................................   62
  Board Practices...........................................   63
  Employees.................................................   66
  Share Ownership...........................................   66
Item 7. Major Shareholders and Related Party Transactions...   67
  Major Shareholders........................................   67
  Related Party Transactions................................   67
Item 8. Financial Information...............................   68
  Consolidated Financial Statements and Other Financial
    Information.............................................   68
  Export Sales..............................................   68
  Legal Proceedings.........................................   68

                                                              PAGE
                                                              ----
  Dividend Policy...........................................   71
  Significant Changes.......................................   72
Item 9. The Offer and Listing...............................   72
  Nature of Trading Market..................................   72
  Trading on the Frankfurt Stock Exchange...................   72
  Trading on the New York Stock Exchange....................   73
Item 10. Additional Information.............................   74
  Articles of Association...................................   74
  Material Contracts........................................   78
  Exchange Controls and Other Limitations Affecting Security
    Holders.................................................   79
  Taxation..................................................   79
  United States Information Reporting and Backup
    Withholding.............................................   82
Item 11. Quantitative and Qualitative Disclosures About
  Market Risk...............................................   82
  Interest-Rate Risk Management.............................   82
  Foreign-Exchange Risk Management..........................   84
  Commodity Risk Management.................................   84
  Other Financial Instruments...............................   85
Item 12. Description of Securities Other Than Equity
  Securities................................................   85
                          PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies....   85
Item 14. Material Modifications to the Rights of Security
  Holders and Use of Proceeds...............................   85
Item 15. Reserved...........................................   85
Item 16. Reserved...........................................   85
                          PART III

Item 17. Financial Statements...............................   85
Item 18. Financial Statements...............................   85
Item 19. Exhibits...........................................   85
Index to Consolidated Financial Statements..................  F-1

                               ------------------

                                  INTRODUCTION

     Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, "Celanese" refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "Celanese" refers solely to Celanese AG and its consolidated affiliates. See Note 1 to the Consolidated Financial Statements for Celanese contained in this Annual Report (the "Consolidated Financial Statements").
                            ------------------------

                             BASIS OF PRESENTATION

     The Consolidated Financial Statements were prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") for all periods presented. The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred to Celanese from Hoechst Aktiengesellschaft, also referred to as Hoechst, in a demerger that became effective on October 22, 1999. The Consolidated Financial Statements and other financial information included in this Annual Report, unless otherwise specified, have been presented to exclude the effects of discontinued operations. The Consolidated Financial Statements, for the periods prior to the effective date of the demerger from Hoechst, assume that Celanese had existed as a separate legal entity with five business segments, Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods.

                              CURRENCY TRANSLATION

     Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro or E as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per E1.00. Celanese does not represent that these restated euro amounts for periods ended on or before December 31, 1998, actually represent the DM amounts in the Consolidated Financial Statements as prepared or could be converted into DM at the rate indicated. Since January 1, 1999, Celanese's Consolidated Financial Statements have been prepared in euro and are no longer restated from Deutsche Mark into euro. U.S. dollar or U.S.$ amounts are unaudited and have been converted solely for convenience of the readers for 2000 from euro into U.S. dollars, at an exchange rate of U.S.$0.9388 per E1.00, the noon buying rate in the City of New York for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 29, 2000. For information regarding recent rates of exchange between euro and U.S. dollar, see "Item 3. Key Information-Exchange Rate Information." Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

     On March 16, 2001, the Noon Buying Rate for the euro was U.S.$.0.8929 per E1.00.
                            ------------------------

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     Investors are cautioned that the forward-looking statements contained in this Annual Report involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May Prove Inaccurate" in "Item 5. Operating and Financial Review and Prospects".

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of Celanese. You should read this table in conjunction with "Item 5. Operating and Financial Review and Prospects," the audited Consolidated Financial Statements and the notes to those statements that are included elsewhere in this Annual Report.

     The balance sheet data set forth below for 2000 and 1999, and the statement of operations data for 2000, 1999 and 1998, all of which are set forth below, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet for 1998 and the statement of operations and balance sheet data for 1997 are derived from audited Consolidated Financial Statements not included in this Annual Report. The statement of operations and balance sheet data for 1996 are derived from unaudited Consolidated Financial Statements not included in this Annual Report. The selected financial data for 1996 have been prepared on a basis consistent with that of the audited Consolidated Financial Statements and, in the opinion of Celanese's management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

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

                                                               YEAR ENDED DECEMBER 31,
                                      -------------------------------------------------------------------------
                                          2000          2000       1999       1998       1997         1996
                                      -------------   --------   --------   --------   --------   -------------
                                       (UNAUDITED)                    (AUDITED)                    (UNAUDITED)
                                      -------------   -----------------------------------------   -------------
                                         U.S. $          E          E          E          E             E
                                      -------------   --------   --------   --------   --------   -------------
                                      (IN MILLIONS, EXCEPT PER SHARE DATA, PERCENTAGES AND NUMBER OF EMPLOYEES)
STATEMENT OF OPERATIONS DATA:
Net sales...........................       4,888        5,207      4,318      4,344      4,951         4,325
Cost of sales.......................      (4,170)      (4,441)    (3,621)    (3,454)    (3,862)       (3,392)
Gross profit........................         718          766        697        890      1,089           933
Selling, general and administrative
  expenses..........................        (532)        (567)      (570)      (535)      (575)         (329)
Research and development expenses...         (88)         (94)       (79)      (101)      (133)         (128)
Special charges(1)..................         (27)         (29)      (559)      (100)      (103)         (119)
Operating profit (loss)(2)..........          78           83       (521)       168        267           347
Interest and other income, net(3)...         (52)         (56)        71         75         83            93
Income tax benefit (expense)........         (79)         (84)        83       (109)       (83)         (148)
Minority interests..................          --           --          7        (40)       (63)          (61)
Earnings (loss) from continuing
  operations........................          51           55       (502)       (56)        38            46
Earnings (loss) from discontinued
  operations........................           3            3        310         12          9          (128)
Net earnings (loss).................          54           58       (207)       (44)        47           (82)
Earnings (loss) per common share --
  basic and diluted(4)..............        1.01         1.09      (3.70)     (0.79)      0.84         (1.47)
BALANCE SHEET DATA:
Total assets........................       7,174        7,642      7,569      7,358      6,185         5,657
Debt................................       1,094        1,165        948      1,479      1,888         1,903
Shareholders' equity(5).............       2,669        2,843      2,866      2,736      1,250         1,024
Dividends paid per share(6).........         .11          .11         --         --         --            --
Common stock........................         134          143        143         --         --            --
Weighted average shares -- basic and
  diluted...........................      53,293       53,293     55,915     55,915     55,915        55,915
OTHER DATA:
Operating margin (%)................        1.60         1.59     (12.07)      3.87       5.39          8.02
Depreciation and amortization of
  tangible and intangible assets....         364          388        339        312        290           195
Capital expenditures on tangible
  fixed assets......................         221          235        262        345        368           338
Number of employees on a continuing
  basis (end of period) in
  thousands.........................        13.2         13.2       14.9       15.8       17.5          17.9

---------------

(1) Special charges represent charges for the impairment of fixed assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 25 to the Consolidated Financial Statements.
(2) Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese, in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese's operating profit for 1998 would have been reduced by E30 million, because of the amortization of goodwill associated with the acquisition. See Note 4 to the Consolidated Financial Statements.
(3) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.
(4) Earnings (loss) per common share -- basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2000, Celanese did not have any dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999 and all prior periods presented.
(5) Shareholders' equity increased significantly from 1997 to 1998 and reflects the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of E592 million, the contribution of Hoechst receivables amounting to E384 million, the transfer of some other activities from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of the Dyneon equity investment of E109 million. Dyneon was a joint venture with 3M in which Celanese had a 46 percent interest. In December 1999, Celanese sold its interest in Dyneon to 3M. See Note 4 to the Consolidated Financial Statements.
(6) Dividends paid in 2000 relate to dividends approved at Celanese's 2000 Annual General Meeting of Shareholders held in May 2000.

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

     Celanese began using the euro as its reporting currency on January 1, 1999 and pays dividends on its shares in euro. Furthermore, prices quoted for the Celanese shares on the Frankfurt Stock Exchange are quoted in euro.

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

YEAR                                     LOW      HIGH    AVERAGE    END
----                                    ------   ------   -------   ------
1996.................................   1.2493   1.3626    1.2978   1.2711
1997.................................   1.0398   1.2689    1.1244   1.0871
1998.................................   1.0548   1.2178    1.1115   1.1733
1999.................................   1.0080   1.1825    1.0660   1.0046
2000
  July...............................   0.9237   0.9548    0.9386   0.9266
  August.............................   0.8878   0.9228    0.9045   0.8878
  September..........................   0.8462   0.8993    0.8695   0.8837
  October............................   0.8270   0.8806    0.8525   0.8486
  November...........................   0.8382   0.8694    0.8551   0.8694
  December...........................   0.8765   0.9388    0.3898   0.9388
2001
  January............................   0.9181   0.9535    0.9376   0.9308
  February...........................   0.9057   0.9395    0.9205   0.9212
  March (through March 16, 2001).....   0.8929   0.9340    0.9222   0.8929

     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Risk Factors" set forth below and "Item 5. Operating and Financial Review and Prospects -- Market Risks" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

RISK FACTORS

     Many factors could have an effect on Celanese's financial condition, cash flows and results of operations. Celanese is subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal factors are described below.

CELANESE IS AN INTERNATIONAL COMPANY AND IS EXPOSED TO GENERAL ECONOMIC AND POLITICAL CONDITIONS AND RISKS IN THE COUNTRIES IN WHICH IT HAS SIGNIFICANT OPERATIONS

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

CYCLICALITY IN THE INDUSTRIAL CHEMICALS INDUSTRY HAS IN THE PAST AND MAY IN THE FUTURE RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES

     Consumption of the basic chemicals that Celanese manufactures, in particular those in acetyl and acrylic products, such as methanol, formaldehyde, acetic acid, vinyl acetate monomer, and acrylic acid, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

     - Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on stream and are therefore necessarily based upon estimates of future demand.

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

     Celanese believes that the basic chemicals industry, particularly in the commodity chemicals manufactured by Celanese's Acetyl Products and Chemical Intermediates segments, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years.

THE LENGTH AND DEPTH OF PRODUCT AND INDUSTRY BUSINESS CYCLES OF CELANESE'S MARKETS, PARTICULARLY IN THE AUTOMOTIVE, ELECTRICAL, CONSTRUCTION AND TEXTILE INDUSTRIES, MAY RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES

     Some of the markets in which Celanese's customers participate, such as the automotive, electrical, construction and textile industries, are cyclical in nature, thus posing a risk to Celanese which is beyond its control. These markets are highly competitive, to a large extent driven by end-use markets, and may be subject to overcapacity, all of which may affect demand for and pricing of Celanese's products.

CELANESE'S OPERATING MARGINS MAY DECREASE IF IT CANNOT PASS ON INCREASED RAW MATERIAL PRICES TO CUSTOMERS OR IF PRICES FOR ITS PRODUCTS DECREASE FASTER THAN RAW MATERIAL PRICES

     Celanese purchases significant amounts of natural gas, ethylene and propylene from third parties for use in its production of basic chemicals in the Acetyl Products and Chemical Intermediates segments, principally methanol, formaldehyde, acetic acid, vinyl acetate monomer, as well as acrylates and oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in the Acetyl Products, Chemical Intermediates and Acetate Products segments, as well as some products in the Technical Polymers Ticona, also referred to as Ticona, and Performance Products segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

     Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, wood pulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Costs for raw materials and energy increased significantly in 2000. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

     - Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

     - Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

     -  The general level of business and economic activity; and

     -  The direct or indirect effect of governmental regulation.

     Celanese is striving to improve profit margins of many of its products through price increases when warranted and accepted by the market, however, Celanese's operating margins may decrease if it cannot pass on increased raw material prices to customers. Even in periods during which raw material prices decrease, Celanese may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of Celanese's products.

     Historically, Celanese has not entered into hedging arrangements for future purchases of raw materials. However, in the second half of 2000, Celanese entered into forward purchase contracts for slightly less than 50 percent of its estimated natural gas requirements generally for up to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, and if it elects to replace them, it may have to replace them at higher costs. Although Celanese seeks to balance increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts.

THE CARBON MONOXIDE SUPPLIER FOR CELANESE'S ACETIC ACID PLANT IN SINGAPORE HAS BEEN UNABLE TO PROVIDE A CONSISTENT AND RELIABLE SUPPLY OF CARBON MONOXIDE TO CELANESE, WHICH HAS ADVERSELY AFFECTED, AND MAY CONTINUE TO ADVERSELY AFFECT, CELANESE'S RESULTS OF OPERATIONS AND ITS ABILITY TO SERVE AND RETAIN ITS ASIAN CUSTOMERS

     In July 2000, Celanese completed construction of, and was prepared to begin production at, its acetic acid plant in Singapore. Celanese plans to supply acetic acid directly to its Asian customers and to Celanese's vinyl acetate monomer and acetate ester plants in Singapore. Celanese has an agreement with a supplier to supply the acetic acid plant with carbon monoxide, which is a necessary raw material in the production of acetic acid. This supplier has experienced a variety of operational difficulties since July 2000 and has been unable to provide Celanese with a consistent and reliable supply of carbon monoxide. As a result, Celanese had been unable to produce acetic acid at expected levels and had to maintain a previously declared force majeure on acetic acid and vinyl acetate monomer for its Asian customers. Since January 2001, the supplier was able to increase its production of carbon monoxide to a level which enabled Celanese to achieve production rates in acetic acid of approximately 65 percent of stated capacity. This level of supply was sufficient to allow Celanese to lift its declaration of force majeure on March 16, 2001. Although Celanese continues to work with its carbon monoxide supplier to further remedy the supply problems, Celanese cannot be certain when or if the situation will be fully resolved. Until this situation is fully resolved, it will continue to adversely affect Celanese's results of operations and may affect its ability to serve and retain its Asian customers.

FAILURE TO DEVELOP NEW PRODUCTS AND PRODUCTION TECHNOLOGIES OR TO COMPLETE PRODUCTIVITY AND COST REDUCTION INITIATIVES MAY HARM CELANESE'S COMPETITIVE POSITION

     Celanese's operating results, especially in its Technical Polymers Ticona and Performance Products segments, significantly depend on the development of commercially viable new products and applications, as well as production technologies. If Celanese is unsuccessful in developing new products, applications and production processes in the future, its competitive position and operating results will be negatively affected. Likewise Celanese has undertaken and is continuing to undertake initiatives in all segments to improve productivity and performance and to generate cost savings. There can, however, be no assurance that these will be completed or beneficial or that the estimated cost savings from such activities will be realized.

ENVIRONMENTAL LIABILITIES AND COMPLIANCE COSTS MAY HAVE A SIGNIFICANT NEGATIVE EFFECT ON CELANESE'S OPERATING RESULTS

     Costs related to Celanese's compliance with and potential obligations under environmental laws for remediation of contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between Celanese AG and Hoechst, also referred to as the Demerger Agreement. Celanese's accruals for environmental remediation obligations may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See "Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable" below and "Item 4. Information on the Company -- Environmental and Other Regulation."

     Furthermore, Celanese is involved in several claims, lawsuits and administrative proceedings relating to environmental matters. While Celanese does not believe, based upon currently available facts, that the ultimate resolution of any of such pending matters will have a material adverse effect on Celanese's operating results, an adverse outcome in any of them may negatively affect Celanese's earnings in a particular reporting period.

     Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to Celanese and could subject Celanese's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities and materially adversely affect Celanese's business and operating results.

     Stricter environmental policies may also affect demand for Celanese's products. For example, various United States programs, including the Voluntary Children's Chemical Evaluation Program and High Production Volume Chemical Initiative, will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese. Depending on the outcome of these reviews, additional requirements may be placed on the production, handling or use of these chemicals. Such additional requirements could increase the cost incurred by Celanese's customers to purchase or use these products, which could adversely affect the demand for these products.

CELANESE'S PRODUCTION FACILITIES HANDLE THE PROCESSING OF SOME VOLATILE AND HAZARDOUS MATERIALS WHICH SUBJECT CELANESE TO OPERATING RISKS WHICH COULD ADVERSELY AFFECT CELANESE'S OPERATING RESULTS

     Celanese's operations are subject to the operating risks associated with chemical manufacturing, including the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

     -  Pipeline and storage tank leaks and ruptures;

     -  Explosions; and

     -  Discharges or releases of toxic or hazardous substances.

     These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may materially adversely affect the productivity and profitability of a particular manufacturing facility and Celanese's operating results.

     Celanese maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but Celanese cannot provide any assurance that this insurance will be adequate to fully cover all potential hazards incidental to its business.

     For more detailed information on environmental issues, see "Item 4. Information on the Company -- Environmental and Other Regulation."

FLUCTUATIONS IN EXCHANGE AND INTEREST RATES MAY AFFECT CELANESE'S OPERATING RESULTS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to fluctuations in currency exchange rates and interest rates. Celanese has policies of hedging against changes in currency exchange rates and interest rates as described below.

     As Celanese conducts a significant portion of its operations outside the euro zone, fluctuations in currencies of countries outside the euro zone, especially the U.S. dollar, may materially affect Celanese's operating results. For example, changes in currency exchange rates may affect:

     - the relative prices at which Celanese and its competitors sell products in the same market; and

     -  the cost of items required in Celanese's operations.

     From time to time, Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. The notional amounts under forward contracts outstanding at December 31, 2000 were E865 million.

     Celanese holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. Celanese is primarily exposed to changes in interest rates in the U.S. dollar and the euro. To manage these risks, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese uses swaps for hedging purposes only. The maturities of these swaps depend on the underlying debt portfolio.

CELANESE AND HOECHST HAVE OBLIGATIONS TO PAY EACH OTHER CERTAIN AMOUNTS, SOME OF WHICH ARE NOT YET DETERMINABLE

     Under the Demerger Agreement, Celanese agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese's German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. Celanese also agreed to indemnify Hoechst against liabilities for environmental damages or contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect operating results.

     Celanese's obligation to indemnify Hoechst against liabilities for environmental contamination in connection with the divestiture agreements is subject to the following thresholds:

     - Celanese will indemnify Hoechst for the total amount of these liabilities up to E250 million;

     - Hoechst will bear the full amount of those liabilities between E250 million and E750 million; and

     - Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding E750 million.

     As of December 31, 2000, E13 million had been spent by Celanese for environmental contamination liabilities in connection with the divestiture agreements. Celanese has additional reserves of E180 million as of December 31, 2000, for this contingency and may be required to record additional reserves in the future.

     Also, Celanese has undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions. Under the Demerger Agreement, Celanese also assumed responsibility for 50 percent of the costs incurred in connection with the demerger, and 50 percent of the applicable real estate transfer taxes. Celanese incurred less than E1 million and E28 million in 2000 and 1999, respectively, related to these matters.

     Under the Demerger Agreement, Celanese will also be responsible, directly or indirectly, for all obligations to past employees of Hoechst businesses that were demerged to Celanese. Under the Demerger Agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of Hoechst's polyester businesses, which were demerged to Celanese, so far as such liabilities relate to the European part of the business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in "Item 8. Financial Information -- Legal Proceedings", and Celanese has agreed to bear the remaining 20 percent.

KUWAIT PETROLEUM CORPORATION HOLDS A SIGNIFICANT NUMBER OF SHARES IN CELANESE AND MAY BE ABLE TO BLOCK SOME CORPORATE ACTIONS

     Kuwait Petroleum Corporation owns 28.6 percent of the Celanese shares outstanding as of December 31, 2000. Kuwait Petroleum Corporation may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese such as mergers, spinoffs and capital measures which require either a majority of 75 percent of the votes cast or 75 percent of the share capital represented at a shareholders' meeting. Celanese is not aware of any voting agreements or agreements of any kind between Kuwait Petroleum Corporation and any of Celanese's other shareholders. In addition, an officer of Kuwait Petroleum Corporation has been elected as one of the shareholder representatives on the Supervisory Board of Celanese.

ITEM 4.  INFORMATION ON THE COMPANY

INTRODUCTION

     Celanese is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. It was incorporated in Germany as Diogenes Erste Aktiengesellschaft on November 22, 1996 and renamed Celanese AG on October 22, 1999 when it demerged from Hoechst. Celanese's registered office is located at Frankfurter Strasse 111, 61476 Kronberg/Taunus, Germany, telephone +49 69 305 16000.

HISTORY AND DEVELOPMENT OF THE COMPANY

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

     Since the mid-1940s, Celanese constructed and acquired significant production and research facilities in North America and abroad and also entered into a number of joint ventures in North America, Europe and the Far East with other acetate, basic chemicals and plastics producers. In particular, in the technical polymers area, Celanese entered into two joint ventures, one with Hoechst, which was named Ticona, and another with the Japanese company Daicel Chemical Industries Ltd. ("Daicel"), named Polyplastics Co., Ltd. ("Polyplastics"), to manufacture and market acetyl copolymer resins based on Celanese licensed technology.

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

BUSINESS SUMMARY

     Celanese is a leading global industrial chemicals company with strong competitive positions in its major products and production technologies. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. The Celanese portfolio consists of five main business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

     For 2000, Celanese had net sales of E5,207 million and an operating profit of E83 million from continuing operations. At December 31, 2000, Celanese had approximately 13,200 employees worldwide from continuing operations. Celanese has 30 production plants and six research centers in eleven countries. Most of Celanese's facilities are located in the Americas, principally in the three North America Free Trade Agreement, or NAFTA, countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures, in Germany and Asia. In 2000, 57 percent of net sales was derived from sales in North America, 36 percent from sales in Europe, 6 percent from sales in Asia and Australia and 1 percent from sales in the rest of the world. Celanese has a large and diverse global customer base comprised principally of major industrial companies. In 2000, sales to the 10 largest customers of Celanese accounted for less than 25 percent of its net sales and the single largest customer represented less than 5 percent of its net sales.

     Celanese's aggregate capital expenditures for property, plant and equipment were E235 million in 2000, E262 million in 1999, and E345 million in 1998. The United States, Germany and Asia accounted for 33 percent, 26 percent and 18 percent, respectively, of Celanese's capital expenditures in 2000. The capital expenditures were financed by means of Celanese's operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also "Business Segments" for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see "Acquisitions and Divestitures", "Item 5. Operating and Financial Review and Prospects -- Summary of Consolidated Results -- 2000 Compared to 1999 -- Discontinued Operations", and Note 5 to the Consolidated Financial Statements.

     As of December 31, 2000, Celanese had approximately 50,326,355 shares outstanding and approximately 125,000 shareholders. Its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

SEGMENT OVERVIEW

     Celanese is an integrated company that operates through five principal business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

     Acetyl Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer and polyvinyl alcohol. Acetic acid is a commodity used in the production of other basic chemicals. Acetate esters are used in coatings and inks. Vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Polyvinyl alcohol is made from vinyl acetate monomer and is used in textile and paper sizing, adhesives and building products, and as a raw material in films. Celanese is the world's leading producer of acetic acid and vinyl acetate monomer and the largest North American producer of methanol, the major raw material used for the production of acetic acid. Celanese is the largest polyvinyl alcohol producer in North America, and the second largest producer in the world.

     Chemical Intermediates. This segment produces and supplies chemical intermediates, including acrylic acid, acrylate esters, organic solvents and other intermediates. Acrylic acid and acrylate esters are used in the manufacture of superabsorbent polymers, paints and coatings, adhesives and in water treatment applications. Most of the other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products.

     Acetate Products. This segment primarily produces and supplies acetate filament and acetate tow (filter products). Products from this segment are found in fashion apparel, linings, home furnishings and cigarette filters. Celanese is one of the world's leading producers of acetate filament and acetate tow, including production by its joint ventures in Asia.

     Technical Polymers Ticona. This segment develops, produces and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer goods, often replacing metal or glass. Together with its 45 percent-owned affiliate Polyplastics, its 50 percent-owned affiliate Korean Engineering Plastics Company Ltd. and Fortron Industries, its 50-50 joint venture with Kureha Chemicals Industry of Japan, Celanese is a leading participant in the global technical polymers business.

     Performance Products. This segment includes Trespaphan, the oriented polypropylene, or OPP, films business, which produces thin films used in packaging of products such as foodstuffs and cigarette packs, in labels and the production of capacitors. It also includes Nutrinova, the high intensity sweetener, and food protection ingredients business.

     The table below illustrates each segment's share of total segment net sales to external customers since 1998.

                2000 NET SALES TO EXTERNAL CUSTOMERS BY SEGMENT

                                                             YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------
                                                  2000                 1999                 1998
                                           ------------------   ------------------   ------------------
                                                      % OF                 % OF                 % OF
                                             E     SEGMENT(1)     E     SEGMENT(1)     E     SEGMENT(1)
                                           -----   ----------   -----   ----------   -----   ----------
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
Acetyl Products..........................  2,023      39%       1,487      35%       1,438      34%
Chemical Intermediates...................  1,012      20%         847      20%         850      20%
Acetate Products.........................    756      15%         739      17%         839      20%
Technical Polymers Ticona................    923      18%         788      19%         750      17%
Performance Products.....................    409       8%         397       9%         407       9%

---------------

(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

Other Activities

     The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, consisting primarily of general corporate functions and companies which provide infrastructure services. It also now includes the innovative products subsidiary Celanese Ventures GmbH, and Advanced Fiber Materials, comprised of the high performance polymer polybenzimidazole, or PBI, product line, which was transferred from the Acetate Products segment effective July 1, 2000. See Note 26 to the Consolidated Financial Statements for additional information.

STRATEGY

     During 2000, Celanese's first full year of operations as an independent company, Celanese implemented the first phase of its strategy. Celanese identified and restructured its core businesses, selling remaining non-core activities such as the Thermphos phosphorous business and the Vinnolit and Vintron polyvinyl chloride businesses, and achieved cost efficiencies in its business segments. This was done through cost reduction initiatives and the closure of a number of higher cost production units in its Acetyl Products, Acetate Products and Performance Products business segments.

     Celanese also commenced the next phase of its strategy in the second half of 2000. During this growth phase, Celanese is continuing to optimize its portfolio, particularly in the strategic areas of Acetyl Products, Technical Polymers Ticona, and Nutrinova, its food ingredients business. Going forward, Celanese intends to grow its Acetyl Products and Technical Polymers Ticona segments, as well as Nutrinova, its food ingredients business, by expanding its global leadership positions and leveraging its strengths into opportunities for these businesses.

     In September 2000, Celanese's Acetyl Products segment, already the world's leading producer of acetic acid and vinyl acetate monomer, extended its value chain into a higher value product by purchasing the polyvinyl alcohol business of Air Products & Chemicals, Inc. An estimated thirty-five percent of vinyl acetate monomer on the global market is processed into polyvinyl alcohol and, prior to the acquisition, Air Products had been Celanese's biggest customer for vinyl acetate monomer. Acetyl Products will continue its expansion by exploring further opportunities in Asia. Celanese is currently exploring a joint venture with Shanghai Wujing Chemical Corporation ("SWCC"), a subsidiary of Huayi Group, to use Celanese's patented acid optimization technology to produce acetic acid. Celanese also built a new 500,000 metric ton acetic acid plant, which also uses this technology, on Jurong Island, Singapore, to strengthen its market position in Asia. See "Item 3. Key Information -- Risk Factors."

     In September 2000, Ticona started up a new 30,000 metric ton per year plant for Topas(R), its metallocene catalyst based cycloolefin copolymer with superior optical and moisture barrier properties. The Topas plant in Oberhausen, Germany, is the first plant in the world to utilize this technology. Technical Polymers Ticona, already known for its customer service excellence and as a solutions-driven business that uses advanced polymer technology to produce materials for a wide spectrum of applications, has announced plans to grow the business by increasing capacity for several of its core products to meet market demand. For instance, it plans to more than double the capacity of its Vectra(R) liquid crystal polymer (LCP) plant in Shelby, North Carolina. The expansion, which is scheduled to come on stream by February 2002, will add three reactors to the two already in place and bring the plant's total capacity to 8,500 tons per year. Technical Polymers Ticona is also expanding its capacity for GUR(R) ultra-high molecular weight polyethylene (PE-UHMW). A new 30,000 metric tons per year facility will be located in Bishop, Texas, to replace the existing plant in Bayport, Texas, doubling Ticona's U.S. GUR capacity.

     Nutrinova is actively involved in establishing a global market position in the quickly growing market for functional foods. In September 2000, Nutrinova entered into an exclusive international distribution agreement with Opta Food Ingredients, Inc., for which Nutrinova is using its global market position and sales network to market and sell Opta's line of oat fiber and bran products worldwide, excluding the United States, Canada and Israel. Nutrinova will also shortly introduce to the world market, the fiber Caromax(TM), a dietary fiber from the carob tree that has a significantly higher physiological benefit and higher antioxidant effect than traditional dietary fibers.

     Celanese is optimizing its remaining businesses in its other segments to generate cash flow and will participate actively in the chemical industry's restructuring, developing its portfolio through acquisitions, joint ventures and alliances. Celanese's Acetate Products segment signed a memorandum of understanding with Teijin Limited ("Teijin") to form a 50-50 joint venture to supply the Asian market with acetate filament. Celanese is also exploring strategic opportunities for its Chemical Intermediates segment and Trespaphan, its OPP films business, which will take advantage of the consolidation and restructuring that particularly affect these key industries.

BUSINESS SEGMENTS

Acetyl Products

     The Acetyl Products segment consists of three business lines: Acetyl Chain, Acetyl Derivatives and Polyols, and Polyvinyl Alcohol. All business lines in this segment conduct business using the "Celanese" trade name, except Polyvinyl Alcohol, which uses the trademark "Celvol". The following table lists key Acetyl Products and their major markets.

--------------------------------------------   --------------------------------------------
 KEY ACETYL PRODUCTS                           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Methanol                                      Formaldehyde, Acetic Acid and Methyl
                                               Tertiary Butyl Ether or MTBE, a gasoline
                                                additive
--------------------------------------------   --------------------------------------------
 Acetic Acid                                   Vinyl Acetate Monomer, Acetic Anhydride and
                                                Purified Terephthalic Acid or PTA, an
                                                intermediate used in the production of
                                                polyester resins, films and fibers
--------------------------------------------   --------------------------------------------
 Acetic Anhydride                              Cellulose Acetate and Pharmaceuticals
--------------------------------------------   --------------------------------------------
 Vinyl Acetate Monomer                         Paints, Adhesives, Paper Coatings, Films and
                                                Textiles
--------------------------------------------   --------------------------------------------
 Acetate Esters                                Coatings, Inks
--------------------------------------------   --------------------------------------------
 Polyvinyl Alcohol                             Adhesives, Building Products, Paper
                                               Coatings, Films and Textiles
--------------------------------------------   --------------------------------------------

     Business Lines

       Acetyl Chain.  The acetyl chain business line produces:

       - Methanol, a basic chemical building block used in the production of a variety of chemical intermediates, is principally used internally in the production of formaldehyde and acetic acid. The balance is sold to the merchant market. Approximately 20 percent of the merchant market sales is used for the production of methyl tertiary butyl ether, or MTBE, which is a gasoline additive;

       - Acetic acid, used to manufacture vinyl acetate monomer and other acetyl derivatives. Celanese manufactures acetic acid for its own use, for example, by the Acetyl Derivatives & Polyols business line. Celanese also sells acetic acid to third parties, including producers of purified terephthalic acid, or PTA, and to other participants in the acetyl derivatives business;

       - Vinyl acetate monomer, used in a variety of adhesives, paints, films, coatings and textiles;

       - Acetic anhydride, a raw material used in the production of cellulose acetate, detergents and pharmaceuticals; and

       - Acetaldehyde, a major feedstock for the production of polyols. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products.

     Celanese is the world's leading producer of acetic acid and is also the world's leading producer of vinyl acetate monomer, according to the Tecnon Consulting World Network Acetic Acid and Vinyl Acetate 1999-2009 World Survey. The Chemical Market Associates Inc.'s 1999 World Methanol Cost Study cites Celanese as the largest producer of methanol in North America.

     Acetic acid, methanol, and vinyl acetate monomer, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in these products are ethylene, which Celanese purchases from multiple suppliers; natural gas, which is purchased from numerous sources; carbon monoxide, which is both manufactured and purchased by Celanese under long-term contracts; and butane, which is purchased from several suppliers. All these raw materials, except carbon monoxide, are themselves commodities and are available from a wide variety of sources.

     Celanese's production of acetyl chain products employs leading proprietary and licensed technologies, including the proprietary acid-optimization technology. Management believes that Celanese's Clear Lake, Texas facility, which uses these technologies, is one of the world's lowest cost acetic acid plants.

     As part of its strategy to focus its resources on larger, more efficient units, Celanese stopped producing acetic acid in Cangrejera, Mexico in mid-July 2000. Customers who purchased acetic acid made at Cangrejera are being supplied from the Clear Lake, Texas plant.

     During July 2000, Celanese began production of acetic acid at its new plant in Singapore. This unit, with a stated capacity of 500,000 metric tons, makes use of the same technology as the plant in Clear Lake, Texas. However, during the course of 2000, a supplier experienced a variety of operational difficulties and has been unable to provide Celanese with a consistent and reliable supply of carbon monoxide, a key raw material in the production of acetic acid. As a result, Celanese had been unable to produce acetic acid at expected levels and had to maintain a previously declared force majeure on acetic acid and vinyl acetate monomer for its Asian customers. Since January 2001, the supplier was able to increase its production of carbon monoxide to a level which enabled Celanese to achieve production rates in acetic acid of approximately 65 percent of stated capacity. This level of supply was sufficient to allow Celanese to lift its declaration of force majeure on March 16, 2001. Although Celanese continues to work with its carbon monoxide supplier to further remedy the supply problems, Celanese cannot be certain when or if the situation will be fully resolved. Until this situation is fully resolved, it will continue to adversely affect Celanese's results of operations and may affect its ability to serve and retain its Asian customers. See "Item 3. Key Information -- Risk Factors."

     Celanese permanently closed its acetyl units at the Knapsack, Germany, site at the end of 2000. The units include a combination facility with a 70,000-metric ton capacity for acetic acid and a 110,000-ton capacity for acetic anhydride, as well as a 170,000-metric ton acetaldehyde plant that fed the combination facility. Acetic acid customers in Europe are being supplied from Celanese's plants in Clear Lake, Texas and Singapore. Celanese's Pampa, Texas and Cangrejera, Mexico, plants supply European customers with acetic anhydride.

     On June 7, 2000, Celanese announced a letter of intent to explore the formation of a joint venture for the production of acetic acid in China with SWCC, a subsidiary of Huayi Group. SWCC would contribute its existing 110,000 metric ton acetic acid unit to the joint venture, while Celanese would provide its patented acid-optimization acetic acid technology and an equity contribution. By applying Celanese acid optimization technology to the facility, the parties to the joint venture expect to be able to expand the existing unit's capacity from 110,000 metric tons to up to 280,000 metric tons at an exceptionally favorable cost compared to a new grass roots unit. The plant expansion will position the joint venture to take advantage of the rapidly growing demand for acetic acid in China.

       Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, formaldehyde and other products, which in turn are used primarily in the manufacture of paints, coatings, and adhesives.

       Many acetyl derivatives products are derived from Celanese's production of acetic acid and oxo alcohols. Primary products are:

       - Ethyl acetate, a solvent used in coatings, inks and adhesives and in the manufacture of, among other things, photographic films and coated papers;

       -  Butyl acetate, a solvent used in inks, pharmaceuticals and perfume;

       -  Propyl acetate, a solvent used in inks, lacquers and plastics;

       - Methyl ethyl ketone, a solvent used in the production of printing inks and magnetic tapes;

       - Butyric acid, an intermediate for the production of esters used in artificial flavors;

       -  Propionic acid, an organic acid used to protect and preserve grain;
          and

     - Formic acid, an organic acid, used in textile dyeing and leather tanning.

     Polyols and formaldehyde products are derivatives of methanol and are made up of the following products:

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

     During January 2000, Celanese began production of acetate esters at its new plant in Singapore. The unit has a stated capacity of 100,000 metric tons. During 2000, the plant ran intermittently due to the unreliable supply of acetic acid which was caused by a supplier's inability to supply carbon monoxide as noted above. See "Item 3. Key Information -- Risk Factors."

     By the end of 2000, the production of the acetyl derivatives and polyols business line's products at Celaya, Mexico was moved to other locations, primarily Cangrejera, Mexico, and the Celaya site was closed.

     Acetyl derivatives and polyols are commodity products characterized by pricing cycles. The principal raw materials used in the acetyl derivatives business line are acetic acid, various alcohols and methanol, all of which Celanese manufactures for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business. Celanese purchases all of its acetaldehyde requirements for its North American operations from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier, but acetaldehyde is also available from other sources.

        Polyvinyl Alcohol. The polyvinyl alcohol business line was purchased from Air Products and Chemicals, Inc. in September 2000. The business operates two manufacturing facilities in Calvert City, Kentucky and Pasadena, Texas. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Polyvinyl alcohol is a performance chemical engineered to satisfy particular customer requirements. The products are sold into diverse industries with varying degrees of specialization, causing prices to vary significantly depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore regional economies and supply and demand balances affect the level of competition in other regions. According to Chemical Marketing Reporter, Celanese is the largest North American producer of polyvinyl alcohol and the second largest producer in the world.

     Facilities

     The Acetyl Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain and Germany. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets. With the closing of its high cost acetyls plant in Knapsack, Germany and its acetyl chemicals capacity in Celaya, Mexico, Celanese has shut down more than 480,000 metric tons of high cost acetic acid capacity since June 1999. However, Celanese's new acetic acid plant at its Singapore site, which uses the cost-effective acid-optimization technology, will provide the Company with additional capacity of 500,000 metric tons. See "Item
3. Key Information -- Risk Factors." Celanese also participates in a joint venture in Saudi Arabia which produces methanol and MTBE.

     Capital Expenditures

     The Acetyl Products segment's capital expenditures for property, plant and equipment were E80 million, E127 million, and E70 million for the years 2000, 1999 and 1998, respectively. The capital expenditures incurred during these years related to the capital projects noted elsewhere in this Item 4, as well as to efficiency and safety improvement-related items associated with the normal maintenance of the business.

     Markets

     The following table illustrates the net sales by destination of the Acetyl Products segment by geographic region for the years ended December 31, 2000, 1999 and 1998.

                  NET SALES BY DESTINATION -- ACETYL PRODUCTS

                                                             YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------------
                                                      2000             1999            1998
                                                 ---------------   -------------   -------------
                                                          % OF            % OF            % OF
                                                   E     SEGMENT    E    SEGMENT    E    SEGMENT
                                                 -----   -------   ---   -------   ---   -------
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
North America.................................   1,021     50%     753     51%     676     47%
Europe/Africa.................................     650     32%     473     32%     475     33%
Asia/Australia................................     300     15%     224     15%     201     14%
Rest of World.................................      52      3%      37      2%      86      6%

     In the acetyl chain business line, the methanol market is highly regional and highly dependent on the demand for products made from methanol. In addition to its own production demands for methanol, Celanese's production is used by manufacturers of chemical intermediates, and to a lesser extent, by manufacturers in the wood products industry. Methanol is mainly sold into the merchant market to a few regional customers. Celanese typically enters into short-term contracts for the sale of methanol. Acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

     Acetyl derivatives and polyols are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of acetyl derivatives are primarily engaged in the production of paints, coatings and adhesives. In addition to its own demand for acetyl derivatives to produce cellulose acetate, Celanese sells acetyl derivatives to other participants in the cellulose acetate industry. Celanese manufactures formaldehyde for its own use as well as for third parties such as manufacturers in the wood products industry. Formaldehyde is mainly sold into the merchant market to a few regional customers. The sale of formaldehyde, primarily to customers in the chemical derivatives industry, is largely based on long-term agreements. Polyols are sold globally to a wide variety of customers, primarily in the coatings and resins and the specialty products industries.

     Polyvinyl alcohol is sold to a diverse group of regional and multinational customers mainly under single year contracts. The customers of the polyvinyl alcohol business line are primarily engaged in the production of adhesives, paper, films, building products, and textiles.

     Competition

     Principal competitors of Celanese in the Acetyl Products segment include Acetex Corporation, Borden Chemicals & Plastics L.P., BP Amoco p.l.c. ("BP Amoco"), Chang Chun Petrochemical Co., Ltd., Clariant AG, Daicel, The Dow Chemical Company ("Dow"), Eastman Chemical Corporation ("Eastman"), E. I. Du Pont de Nemours and Company ("DuPont"), Methanex Corporation ("Methanex"), Millennium Chemicals Inc. ("Millennium"), Nippon Goshei, Perstorp Inc., and Showa Denko K.K., Kuraray Co. Ltd.

Chemical Intermediates

     The Chemical Intermediates segment consists of three business lines: acrylates, oxo products and specialties. All business lines in this segment conduct business using the "Celanese" trade name. The following table lists key Chemical Intermediates products and their major markets.

--------------------------------------------   --------------------------------------------
 KEY CHEMICAL INTERMEDIATES PRODUCTS           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Acrylic Acid and Acrylate Esters              Superabsorbent Polymers, Coatings and
                                                Adhesives
--------------------------------------------   --------------------------------------------
 Amines                                        Agricultural Products and Water Treatments
--------------------------------------------   --------------------------------------------
 Carboxylic Acids                              Lubricants, Detergents and Specialties
--------------------------------------------   --------------------------------------------
 Oxo Alcohols                                  Plasticizers, Acrylates, Esters, Solvents
                                               and Inks
--------------------------------------------   --------------------------------------------

     Business Lines

       Acrylates. The acrylates business line produces and supplies acrylic acid and a variety of acrylate esters, which consist of methyl acrylate, ethyl acrylate, butyl acrylate and 2-ethylhexyl acrylate.

       The primary end uses of acrylic acid and acrylate esters are in the manufacture of:

       -  Superabsorbent polymers that are used, for example, in diapers;

       -  Paints and coatings;

       -  Adhesives; and

       -  Water treatment applications, such as flocculating agents.

       Prices for acrylate products are subject to the cyclical trends in the basic chemicals industry.

       The primary raw materials for these products are propylene, which Celanese purchases from a variety of sources, and oxo alcohols, which Celanese produces itself.

       The expansion of acrylic acid annual production capacity at the Clear
         Lake, Texas plant to 290,000 metric tons was completed in the first half of 1998. Celanese has expanded further into the European market by operating a plant owned by Dow at a site in eastern Germany, which came on stream in February 2000. Through this project, Celanese produces acrylic acid and acrylate esters, sharing approximately 50 percent of the offtake with Dow.

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

     Generally, demand for oxo products depends on developments in the construction and automotive industries. Uses for this business line's products are, to a large degree, in the manufacture of lacquers and paints, as well as in plasticizers, which can be found in floorings, polyvinyl chloride ("PVC") flex cables, synthetic leather and covers for car chassis. They are also used in smaller scale automotive applications, such as safety glass, synthetic motor oils or as octane enhancers.

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

       - Amines such as methyl amines, used in agrochemicals, monoisopropynol amines, used in herbicides, and butyl amines, used in the treatment of rubber and in water treatment; and

       - Oxo derivatives and special solvents, such as crotonaldehyde, which is used by the Performance Products segment for the production of sorbates, as well as raw materials for the fragrance and food ingredients industry.

               The prices for these products are relatively stable due to long-term contracts with customers whose industries are not, generally, subject to the cyclical trends of commodity chemicals.

               The primary raw materials for these products are olefins and ammonia, which are purchased from the world market based on international prices.

     Facilities

     The Chemical Intermediates segment has production sites in the United States, Germany and Mexico.

     Over the past several years, Celanese has expanded production at its Bay City, Texas, its Bucks, Alabama and its Oberhausen, Germany, sites. These have been low cost, incremental expansions of butanol, 2-ethylhexanol, alkyl amines and carboxylic acid capacities that were made in response to increased demand for these products from both customers and other Celanese business lines. These expansions have reduced average production unit costs for all derivative products.

     Capital Expenditures

     The Chemical Intermediates segment's capital expenditures for property, plant and equipment were E40 million, E46 million, and E97 million for the years 2000, 1999 and 1998, respectively. The capital expenditures incurred during these years related to the capital projects noted elsewhere in this Item 4, as well as to efficiency and safety improvement-related items associated with the normal maintenance of the business.

     Markets

     The following table illustrates the destination of the net sales of the Chemical Intermediates segment by geographic region for the years ended December 31, 2000, 1999 and 1998.

               NET SALES BY DESTINATION -- CHEMICAL INTERMEDIATES

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                   2000              1999              1998
                                              ---------------   ---------------   ---------------
                                                       % OF              % OF              % OF
                                                E     SEGMENT     E     SEGMENT     E     SEGMENT
                                              -----   -------   -----   -------   -----   -------
                                                       (IN MILLIONS, EXCEPT PERCENTAGES)
North America..............................     494     49%       469     55%       451     53%
Europe/Africa..............................     378     37%       302     36%       244     29%
Asia/Australia.............................     117     12%        60      7%        81     10%
Rest of World..............................      23      2%        16      2%        74      8%

     Celanese's acrylates business line serves a broad customer base across several end uses and regions. Due to the consolidation of superabsorbant polymer manufacturers with other acrylates producers, Celanese is shifting its focus to other areas of the acrylates market. End use growth continues as a result of acrylic acid and acrylate esters performance characteristics and substitutability. Celanese believes a key to success in this business is the ability to be a competitive and reliable supplier while investing in the business to support long-term growth. The oxo market is characterized by oversupply and numerous competitors. Celanese's oxo business line has a broad customer base, and Celanese has long-standing relationships with most of these customers.

     The specialties business line primarily serves global markets in the synthetic lubricant, agrochemical, rubber processing and other specialty chemical areas. Much of the specialties business line involves "one customer, one product" relationships, where the business develops customized products with the customer, but the specialties business line also sells several chemicals which are priced more like commodity chemicals.

     Competition

     The Chemical Intermediates segment competes with, among others, Air Products, Atofina S.A., BASF AG ("BASF"), Dow, Eastman, Nippon Shokubai Co., Ltd, and Rohm & Haas Company.

Acetate Products

     The Acetate Products segment consists of two major business lines, acetate filament and acetate filter products. Both of these business lines use the "Celanese" brand to market their products. The following table lists key products of the Acetate Products segment and their major markets.

--------------------------------------------   --------------------------------------------
 KEY ACETATE PRODUCTS                          MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Acetate Filament                              Fashion Apparel, Linings and Home
                                               Furnishings
--------------------------------------------   --------------------------------------------
 Acetate Tow                                   Cigarette Filters
--------------------------------------------   --------------------------------------------

     Business Lines

     Products from the two major business lines are found in fashion apparel, linings and home furnishings and cigarette filters. According to the 1997 Stanford Research Institute International Chemical Economics Handbook, Celanese is the world's leading producer of both acetate filament and acetate tow, including production of acetate tow by its joint ventures in Asia.

     Acetate products are made by processing wood pulp with acetic anhydride to form acetate flake. Celanese purchases wood pulp which is made from reforested trees from major suppliers and produces acetic anhydride internally. The acetate flake is then further processed into acetate fiber in the form of a tow band or filament. The acetate filament business line supplies products primarily to the textiles industry. Demand for acetate filament is dependent on fashion trends and the world economy. Recent fashion changes, such as the trend to casual office wear, have negatively affected demand for lining and shell material. In addition, market conditions in Asia have significantly affected the overall global textile business and negatively affected consumption of all fibers, including acetate. Product substitution from acetate filament to polyester fibers has also occurred. Celanese is working more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate's suitability for high end fashion apparel due to its breathable and luxurious qualities. Celanese is also pursuing opportunities in other market segments such as men's shirts and pants.

     In July 2000, Celanese signed a memorandum of understanding with Teijin to form a 50-50 joint venture to supply the Asian market with acetate filament. Celanese will supply the venture with acetate flake. The joint venture is expected to be completed by mid-year 2001.

     The acetate filter products business line produces acetate tow, which is used primarily in cigarette filters. Celanese has a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. World demand for acetate tow increased substantially during the early to mid-1990s, principally as a result of decisions by state-owned tobacco enterprises in China to convert production from unfiltered to filtered cigarettes. With the Chinese conversion to filtered cigarettes being substantially complete, demand growth from this source has slowed significantly. Currently, the acetate tow market is characterized by oversupply, and projected demand growth is low.

     The Acetate Products segment has been implementing a major cost reduction and operations improvement program. The program is directed toward achieving higher productivity of employees and equipment. Celanese is in the process of taking major steps to restructure its acetate products businesses as part of its strategy to maximize its global manufacturing efficiency. The steps include the following actions:

     - The Drummondville, Canada acetate filament facility was shut down at the end of the first quarter of 2000.

     - The Rock Hill, South Carolina, acetate filament production is scheduled to be phased out by the end of 2002 or early in 2003. The site will continue to produce acetate flake. Celanese is planning to shift existing Rock Hill production to its other acetate filament plants.

     - Celanese closed its acetate flake production in Ocotlan, Mexico in the third quarter of 2000. In addition, the filter products business is considering the reduction of acetate tow capacity at its Ocotlan facility.

     Facilities

     The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China.

     Capital Expenditures

     The Acetate Products segment's capital expenditures for property, plant and equipment were E30 million, E30 million, and E69 million for the years 2000, 1999 and 1998, respectively. The capital expenditures incurred during these years related to the capital projects noted elsewhere in this Item 4, as well as to efficiency and safety improvement-related items associated with the normal maintenance of the business.

     Markets

     The following table illustrates the distribution of the net sales of the Acetate Products segment by geographic region for the years ending December 31, 2000, 1999 and 1998.

                  NET SALES BY DESTINATION -- ACETATE PRODUCTS

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      2000            1999            1998
                                                  -------------   -------------   -------------
                                                         % OF            % OF            % OF
                                                   E    SEGMENT    E    SEGMENT    E    SEGMENT
                                                  ---   -------   ---   -------   ---   -------
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
North America..................................   312     41%     303     41%     418     50%
Europe/Africa..................................   224     30%     155     21%     143     17%
Asia/Australia.................................   197     26%     236     32%     234     28%
Rest of World..................................    23      3%      45      6%      44      5%

     In the acetate filament industry, Celanese's sales are made to a large number of textile companies which range in size from the largest in the industry to others which are quite small. The textile companies either weave or knit the acetate filament yarns to produce greige fabrics. The greige fabrics are then dyed and finished, either by the greige fabrics manufacturer or by converters who buy the fabrics and contract with dyeing and finishing companies to process the fabrics. The finished fabrics are sold to manufacturers who cut and sew the fabrics into apparel for retail stores. The textile industry, in particular the apparel portion of the industry, continues to undergo structural changes as production moves from high-wage to low-wage countries. In recent years, this has resulted in a changing customer base for all participants in the textile chain from the yarn manufacturer to the garment manufacturer. Market conditions in Asia have reduced profitability in the textile industry throughout the world, with many manufacturers in the textile chain reducing capacity, vertically integrating with other manufacturers or exiting from the business. Product substitution to polyester fibers has also occurred. Celanese's acetate filament business has been adversely affected by these trends in the industry. Higher energy and raw materials prices coupled with increased price competition in North America also had an unfavorable impact in 2000.

     Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese typically enters into both long-term and short-term contracts with its major customers. Celanese's contracts with its largest customer, with which it has a long-standing relationship, have been entered into on a year-by-year basis, and its second largest customer had been supplied under a long-term contract that expired at the end of 2000. Celanese is continuing to supply a similar share of this customer's acetate filter products requirements while a new long-term contract is being negotiated. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

     Competition

     Principal competitors in the Acetate Products segment include the Acordis Industrial Nederland bv, Daicel, Eastman, Mitsubishi Rayon Company, Limited, Novaceta S.p.a., and Rhodia S.A. ("Rhodia").

Technical Polymers Ticona

     Ticona develops, produces and supplies a broad portfolio of high performance technical polymers.

     The following table lists key Ticona products, their trademarks, and their major markets.

--------------------------------------------   --------------------------------------------
 KEY TICONA PRODUCTS                           MAJOR MARKETS
--------------------------------------------   --------------------------------------------
 Hostaform(R)/Celcon(R) (Polyacetals)          Automotive, Electronics and Consumer
                                                Products
--------------------------------------------   --------------------------------------------
 GUR(R) (Ultra High Molecular Weight           Profiles, Battery Separators and Industrial
 Polyethylene or PE-UHMW)                      Specialties
--------------------------------------------   --------------------------------------------
Celanex(R)/Vandar(R) (Polyester Engineering    Electrical, Electronics, Automotive,
 Resins)                                       Appliances and Consumer Products
--------------------------------------------   --------------------------------------------
Vectra(R) (Liquid Crystal Polymers)            Electronics, Telecommunications and
                                                Automotive
--------------------------------------------   --------------------------------------------
 Fortron(R)* (Polyphenylene Sulfide or PPS)    Electronics, Automotive and Industrial
--------------------------------------------   --------------------------------------------
 Celanese Nylon 6/6(R)                         Automotive
--------------------------------------------   --------------------------------------------
 Topas(R) (Cycloolefin Copolymer)              Medical Applications, Food and
                                               Pharmaceuticals Packaging, Optical, Color
                                                Toner Binders
--------------------------------------------   --------------------------------------------

     * Fortron is a registered trademark of Fortron Industries.

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

     Polyacetals are sold under the trademarks, Celcon in North America and Hostaform in Europe and the rest of the world. Polyplastics, in which Ticona holds a 45 percent ownership interest, is a leading supplier of polyacetals and other engineering resins in the Asia/Pacific region. Ticona further strengthened its position in this region by acquiring a 50 percent share of Korean Engineering Plastics in December 1999. Korean Engineering Plastics is a leader in the marketing and production of polyacetals in Korea. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde in the United States from Celanese's Acetyl Products segment and, in Europe, manufactures formaldehyde from purchased methanol. Methanol is a readily available commodity.

     GUR, an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and artificial prostheses. Topas, a metallocene catalyst based cycloolefin copolymer, or COC, is a newly engineered material. Topas has been developed to be used in applications where transparency, high temperature resistance and gas barrier properties are key requirements, such as in optical applications and packaging films for sterile medical devices and food storage. Ticona has commenced production at its new plant for Topas in Oberhausen, Germany in September 2000.

     The basic raw material for GUR(R) and Topas(R) is ethylene, a widely available commodity chemical with cyclical pricing. Smaller volume specialty co-monomers for COC production are manufactured by Ticona.

     Polyesters such as Celanex(R) polybutylene terephthalate, or PBT, and Vandar(R) are used in a wide variety of automotive, electrical and consumer applications, including ignition system parts, radiator grilles, electrical switches, appliance housings, boat fittings and perfume bottle caps. Impet-Hi(TM) polyethylene terephthalate, or PET, is a polyester which exhibits rigidity and strength useful in large injection molded part applications. Riteflex(R) is a co-polyester which adds flexibility to the range of high performance properties offered by Ticona's other products. Liquid crystal polymers, or LCPs, such as Vectra(R), are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron(R), a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron is manufactured by Fortron Industries. Celstran(R) and Compel(R) are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. Celanese Nylon 6/6(R), a polyamide, is resistant to lubricants and fuels, making it useful in automotive applications.

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

     Capital Expenditures

     Ticona's capital expenditures for property, plant and equipment were E58 million, E40 million, and E66 million for the years 2000, 1999 and 1998, respectively. In addition to expenditures relating to efficiency and safety improvement-related items associated with the normal maintenance of the business, Ticona's principal areas of investment included the following: expanding its capacity for GUR ultra-high molecular weight polyethylene (PE-UHMW) by building a new 30,000 metric tons per year facility in Bishop, Texas, replacing the existing plant in Bayport, Texas, and doubling its U.S. capacity. The new plant is expected to come on stream in 2002. Ticona is also more than doubling the capacity of its Vectra(R) LCP plant in Shelby, North Carolina. This expansion, which is scheduled to come on stream by February 2002, will add three reactors to the two already in place and bring the plant's total capacity to 8,500 tons per year.

     Markets

     The following table illustrates the destination of the net sales of the Technical Polymers Ticona segment by geographic region for the years ending December 31, 2000, 1999 and 1998.

          NET SALES BY DESTINATION -- TECHNICAL POLYMER TICONA SEGMENT

                                                             YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      2000            1999            1998
                                                  -------------   -------------   -------------
                                                         % OF            % OF            % OF
                                                   E    SEGMENT    E    SEGMENT    E    SEGMENT
                                                  ---   -------   ---   -------   ---   -------
                                                        (IN MILLIONS, EXCEPT PERCENTAGES)
North America..................................   518     56%     438     56%     405     54%
Europe/Africa..................................   360     39%     314     40%     323     43%
Asia/Australia.................................    22      2%      19      2%      15      2%
Rest of World..................................    23      3%      17      2%       7      1%

     Ticona's consolidated net sales do not include the sales of Polyplastics or Korean Engineering Plastics, which are accounted for under the equity method. If Ticona's portion of the sales made by Polyplastics and Korean Engineering Plastics were included in the chart above, the percentage of sales sold in Asia/Australia would increase substantially, reflecting Polyplastics' and Korean Engineering Plastics' leading positions in those markets. Ticona's principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers primarily produce engineered products, and Ticona works closely with its customers to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors to reach a larger customer base. For most of Ticona's product lines, contracts with customers typically have a term of one to two years.

     Competition

     Ticona's principal competitors include Bayer AG, DuPont and General Electric Company. Smaller regional competitors include Asahi/America, Inc., DSM NV, Honeywell International Inc., Mitsubishi Plastics, Inc., Rhodia, Royal Philips Electronics N.V., Teijin and Toray Industries Inc.

Performance Products

     The Performance Products segment consists of the OPP films business conducted by Trespaphan and the food ingredients business conducted by Nutrinova.

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

     Business Lines

        OPP Films. The OPP films business line, conducted by Trespaphan, was formed in 1969. It manufactures and markets OPP films, is a significant participant in the world-wide OPP films business and has a leading position in Europe. Its OPP films are made from very pure polypropylene granules and are oriented, high strength films which are very thin, ranging from 3.5 um (0.0035 mm) to 100 um (0.1 mm), which is about twice the diameter of a human hair. OPP films are used in the packaging of products such as foodstuffs and cigarette packs, in labels and, because of their extreme purity, for highly technical purposes in the production of capacitors.

     The primary raw material of this business line is polypropylene, which is readily available and is purchased from several third party suppliers. Prices for the majority of this business's products are extremely sensitive to demand, industry capacity and the cost of key raw materials.

        Food Ingredients. The food ingredients business conducted by Nutrinova was formed in 1997. Celanese's food ingredients business consists of: high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates. Acesulfame K, a high intensity sweetener marketed under the trademark Sunett, is used in a wide variety of beverages, confections and dairy products throughout the world.

        The primary raw materials of this business line are diketene and sulfur trioxide for Sunett, ketene and crotonaldehyde for sorbic acids. Sunett pricing for targeted applications reflects the value added in the precision formulations and extensive technical services provided. In May 2000, Nutrinova won a patent infringement lawsuit in the United Kingdom. The high court ruled that Scanchem and Beijing Vitasweet infringed upon Nutrinova's European patent for making Sunett, which expires in 2005. Nutrinova's strict patent enforcement strategy resulted in this judgment as well as the settlement of other patent infringement matters. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

     Facilities

     Trespaphan's primary activities are in Europe and North America, with manufacturing plants in Germany, Mexico, France and South Africa. Trespaphan's manufacturing plant in the United Kingdom was closed at the end of 1999 as part of a strategic repositioning of the business. Nutrinova has production facilities in Germany.

     Capital Expenditures

     The Performance Products segment's capital expenditures for property, plant and equipment were E18 million, E12 million, and E35 million for the years 2000, 1999 and 1998, respectively. The capital expenditures incurred during these years related to efficiency and safety improvement-related items associated with the normal maintenance of the business.

     Markets

     The following table illustrates the destination of the net sales of the Performance Products segment by geographic region for the years ending December 31, 2000, 1999 and 1998.

                NET SALES BY DESTINATION -- PERFORMANCE PRODUCTS

                                                            YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------
                                                   2000              1999              1998
                                              ---------------   ---------------   ---------------
                                                       % OF              % OF              % OF
                                                E     SEGMENT     E     SEGMENT     E     SEGMENT
                                              -----   -------   -----   -------   -----   -------
                                                       (IN MILLIONS, EXCEPT PERCENTAGES)
North America..............................     127     31%       111     28%        98     24%
Europe/Africa..............................     252     62%       233     59%       255     63%
Asia/Australia.............................      12      3%        11      3%        12      3%
Rest of World..............................      18      4%        42     10%        42     10%

     The market for OPP films is highly fragmented. Trespaphan has customers mainly in the food packaging and tobacco industries. As a part of its strategy to shift from a production/volume oriented manufacturer to a market-oriented supplier of packaging solutions, Trespaphan is focusing on higher value market segments and specialty product grades such as high performance packaging films and films for label and capacitor applications. Nutrinova markets Sunett directly, primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry under contracts which typically have one-year terms. In September 2000, Nutrinova signed an exclusive international distribution agreement with Opta Food Ingredients, Inc. to market and sell Opta's line of oat fiber and bran products worldwide, excluding the United States, Canada and Israel. Marketing of these products began in the first quarter of 2001.

     Competition

     Principal competitors of Trespaphan are AET Inc., Exxon Mobil Corporation, and UCB Films. Nutrinova's principal competitors are Daicel, Holland Sweetener Company, The Nutrasweet Company, other Japanese manufacturers and several Chinese manufacturers.

OTHER ACTIVITIES

     Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH and the high performance polymer PBI as well as several service companies which do not have significant sales. In the second quarter of 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH. Celanese Ventures promotes research projects that lie outside of Celanese's core businesses or, due to their long-term perspective and widely spread application possibilities, cannot be operated by the businesses alone. Celanese Ventures is presently active in developing membrane electrode units for fuel cells, new catalysts for high-performance polymers and innovative food ingredients. Effective July 1, 2000, Advanced Fiber Materials, comprised of the high performance polymer PBI product line, was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with Celanese Ventures' fuel cell project. See Note 26 to the Consolidated Financial Statements.

ACQUISITIONS AND DIVESTITURES

Celanese made the following acquisitions during 2000 and 1999:

     In May 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis S.A. for a purchase price of DM 75 million (E38 million). In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity, which was renamed to Celanese Ventures GmbH. Celanese received gross proceeds of DM 20 million (E10 million) on the sale.

     In September 2000, Celanese completed the acquisition of the polyvinyl alcohol business of Air Products and Chemicals, Inc. for U.S.$326 million (E359 million).

     In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc. not previously owned by Celanese. Celanese paid CAD 486 million (E303 million) for this 44 percent minority interest.

     In December 1999, Ticona acquired a 50 percent ownership in Korea Engineering Plastics for approximately 110 billion Korean Won (E94 million).

Celanese made the following divestitures during 2000:

     In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management.

     In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunstoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation.

     Celanese received gross proceeds of E35 million in 2000 relating to the sale of these discontinued operations.

Celanese made the following divestitures during 1999:

     In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

     In December 1999, Celanese sold the following businesses and investments:

     - its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to Arteva BV, which operates under the business name KoSa;

     - its ethylene oxide/ethylene glycol business to Old World Industries, Inc;

     - its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc.;

     - its 46 percent holding in the fluoropolymer manufacturer Dyneon to the Minnesota Mining and Manufacturing Company; and

     -  its 50 percent share in the polypropylene joint venture Targor to BASF.

     Celanese received gross proceeds of E1,001 million in 1999 from the sale of these discontinued operations.

     During 1999, Celanese shut down its bulk active pharmaceutical business line, which supplied pharmaceutical raw materials to Pharmacyclics, Inc.

     For further information on acquisitions and divestitures, see Note 5 to the Consolidated Financial Statements and "Item 5. Operating and Financial Reviews and Prospects -- Summary of Consolidated Results -- 2000 Compared with
1999 -- Discontinued Operations."

EBUSINESS

     As the B2B marketplace continues to evolve, Celanese's goal is to use the advantages of the internet and eBusiness as an integral part of its business strategies. To accomplish this objective, Celanese's strategy is to:

     - Pursue operational excellence within the businesses that will improve efficiencies and create new value propositions for their strategic market segments;

     - Mobilize and energize the whole Celanese organization to understand and exploit the advantages of eBusiness;

     - Invest in eBusiness opportunities that support Celanese's strategic objectives and enhance shareholder value; and

     - Participate in specific eBusiness ventures that facilitate the integration of Celanese's value chain, develop best practices in eBusiness, and expand Celanese's knowledge of eBusiness models and technology.

     Celanese has accelerated its eBusiness initiatives and has reinforced its long-standing commitment to valuing customer relationships through a network of services. The following table lists the eBusiness initiatives which Celanese has co-founded or in which Celanese has a major involvement:

---------------------------------------------------------------------------------------------------
 NAME                     DESCRIPTION OF EMARKETPLACE               NUMBER OF MARKET PARTICIPANTS
                                                                    AS OF DECEMBER 31, 2000*
---------------------------------------------------------------------------------------------------
 ChemConnect              Leading neutral online B2B marketplace    7,500
                          for chemicals, plastics, and industrial
                          gases. Buyers and sellers use
                          ChemConnect to find trading partners and
                          negotiate pricing online
---------------------------------------------------------------------------------------------------
 Elemica                  Neutral e-marketplace for the chemical    22
                          industry focused on reducing supply
                          chain costs by standardizing and
                          automating information exchange
---------------------------------------------------------------------------------------------------
 FreeMarkets              Online auctions for industrial parts,     Sellers: 150,000 Buyers: 100
                          raw materials, commodities and services
---------------------------------------------------------------------------------------------------
 Omnexus                  Injection & blow molding resins,          7
                          equipment, tooling, MRO
---------------------------------------------------------------------------------------------------
 GE Polymerland           Leader in plastics distribution           22
                          industry; part of GE Plastics
---------------------------------------------------------------------------------------------------
 GlobalBA.com             B2B e-commerce for specialty products     Deployed in February 2001
                          and plastics industry
---------------------------------------------------------------------------------------------------
 Yet2.com                 Technology exchange                       57
---------------------------------------------------------------------------------------------------

     * Source: CommServ GmbH; Celanese AG.

RAW MATERIALS AND ENERGY

     Celanese purchases a variety of raw materials for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. Although some of Celanese's individual businesses may have single suppliers for some of their raw materials, Celanese is not dependent on a limited number of suppliers for essential raw materials. Celanese obtains its supplies of raw materials from a number of countries. Celanese has not experienced difficulty in obtaining sufficient supplies of raw materials in recent years, except that beginning in the second half of 2000 a supplier's inability to deliver a reliable and consistent supply of carbon monoxide severely limited operating rates at the new Singapore facility. See "Acetyl Products" and "Item 3. Key Information -- Risk Factors." However, there can be no assurance that Celanese's ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials may vary, perhaps substantially, from year to year.

     Celanese's production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. With respect to Celanese's European operations, most of these raw materials are centrally purchased by special purpose subsidiaries of Celanese which also buy raw materials on behalf of third parties. Otherwise, these raw materials and energy are predominantly purchased directly by Celanese's operating businesses.

RESEARCH AND DEVELOPMENT

     All of Celanese's businesses conduct research and development activities to increase competitiveness. Celanese's Technical Polymers Ticona and Performance Products segments in particular, are innovation-oriented businesses that conduct research and development activities to develop new, and optimize existing, production technologies, as well as to develop commercially viable new products and applications.

     The Acetyl Products and Chemical Intermediates segments have been focusing on improving core production technologies, such as improving catalyst development, and supporting both debottlenecking and cost reduction efforts. New business opportunities for amines and oxo derivatives are developed in conjunction with research and development support from the Oberhausen, Germany and Corpus Christi, Texas technical centers.

     The Acetate Products segment has been focusing on developing new fabrics using acetate filament and new applications for other acetate materials, such as their use in disposable consumer, and decorative materials. The Acetate Products segment actively files patent applications worldwide for these new applications.

     Research in the Technical Polymers Ticona segment is focused on the development of new formulations and applications for its products, improved manufacturing processes and new polymer materials with varying chemical and physical properties in order to generate growth. This effort involves the entire value chain from improved monomer production, polymerization and compounding to working closely with end-users to identify new applications that can take advantage of these high performance features. Ticona is continuously improving compounding recipes to extend product properties and grades, while offering grade consistency on a global basis. In addition, Ticona is developing new polymerization and manufacturing technology in order to maintain low cost leadership without sacrificing high quality processing.

     The research and development activities of the Performance Products segment are conducted by the two businesses, Trespaphan and Nutrinova, separately. Trespaphan's research and development activities in Neunkirchen, Germany and Mantes, France, are focused on the development of new film types for established and new applications. Trespaphan also has focused on improving its manufacturing processes in order to maintain cost competitiveness as well as high quality for its film products. Nutrinova's research and development activities in Frankfurt, Germany are directed towards expanding its existing technologies and developing new applications for existing products in close cooperation with its customers.

     Research and development costs are included in expenses as incurred. Celanese's research and development costs for 2000, 1999 and 1998 were E94 million, E79 million and E101 million, respectively. For additional information on Celanese's research and development expenses, see "Item 5. Operating and Financial Review and Prospects -- Overview -- 2000 Compared with 1999" and "Summary by Business Segment -- 1999 Compared with 1998."

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

     It is Celanese's policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for employees. In some cases, compliance can be achieved only by incurring capital expenditures. In 2000, Celanese's worldwide expenditures, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled E82 million, of which E8 million was for capital projects. Celanese's 2001 budget calls for expenses, including capital projects, of E90 million. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

     Celanese is subject to claims brought by United States federal or state regulatory agencies or private individuals regarding the clean-up of sites that Celanese owns, owned, operated or where waste from its operations was disposed. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, commonly known as Superfund, the United States Resource Conservation and Recovery Act, and related state laws for investigation and clean-up costs at approximately 100 sites. At most of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process has not been completed at most sites, and the status of the coverage under some insurance policies for many of these proceedings is in litigation. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or clean-up costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, clean-up and related activities have been E9 million for the three years ended December 31, 2000, with expenditures in no year greater than E5 million.

     Celanese's wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Hoechst, Gendorf, Huerth-Knapsack, Wiesbaden, Oberhausen and Kelsterbach. Producers at the sites, including subsidiaries of Celanese, are owners of limited partnership interests in the respective InfraServ companies. In connection with the demerger, Hoechst transferred all of its limited partnership interests in InfraServ companies for all of Hoechst's production sites in Germany except for Marburg, which is a life sciences production site, to Celanese. In January 2001, Celanese transferred its limited partnership interest in InfraServ GmbH & Co. Muenchsmuenster KG, the company that owns the production site on Muenchsmuenster, to Ruhr Oel GmbH.

     The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ company in question. The limited partners are also obligated to indemnify InfraServ Verwaltungs GmbH against any such liability. In view of this potential obligation to eliminate residual contamination, the InfraServ companies have recorded provisions totaling approximately E260 million as of December 31, 2000, of which E57 million have been included in the consolidated reserves for environmental liabilities of Celanese. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities.

     Some of Celanese's facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Consistent with German law and with agreements with the relevant governmental entities, Celanese is addressing the issue of potential contamination at its German facilities. With respect to German sites, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities.

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

     It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese's business and financial results. Celanese reserved, as of December 31, 2000, E416 million for environmental matters.

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

ORGANIZATIONAL STRUCTURE

Significant Subsidiaries

     Celanese AG operates its global businesses through subsidiaries in Europe, North America and Asia, most of which are owned through a German holding company and wholly-owned subsidiary, Celanese Holding GmbH. In North America, many of the businesses are consolidated under Celanese Americas Corporation, a Delaware corporation and wholly-owned subsidiary which, through its wholly-owned subsidiary, CNA Holdings, Inc., a Delaware corporation, directly or indirectly owns the North American operating companies. The table below sets forth Celanese's other principal consolidated subsidiaries:


  --------------------------------------------------------------------------------------------------------
   NAME OF COMPANY                        COUNTRY OF INCORPORATION         PERCENTAGE OWNED
  --------------------------------------------------------------------------------------------------------
   Celanese Canada, Inc.                  Canada                           100.00%
  --------------------------------------------------------------------------------------------------------
   Celanese Chemicals Europe GmbH         Germany                          100.00%
  --------------------------------------------------------------------------------------------------------
   Ticona GmbH                            Germany                          100.00%
  --------------------------------------------------------------------------------------------------------
   Celanese Far East Ltd.                 Hong Kong                        100.00%
  --------------------------------------------------------------------------------------------------------
   Grupo Celanese SA                      Mexico                           99.88%
  --------------------------------------------------------------------------------------------------------
   Celanese Singapore Pte. Ltd.           Singapore                        100.00%
  --------------------------------------------------------------------------------------------------------
   Celanese Acetate LLC                   USA                              100.00%
  --------------------------------------------------------------------------------------------------------
   Celanese Ltd.                          USA                              100.00%
  --------------------------------------------------------------------------------------------------------
   Ticona Polymers, Inc.                  USA                              100.00%
  --------------------------------------------------------------------------------------------------------

DESCRIPTION OF PROPERTY

     Celanese's principal executive offices are located in Kronberg/Taunus, Germany.

     As of December 31, 2000, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production, manufacturing and other facilities of Celanese throughout the world, including its joint venture properties.

--------------------------------------------------------------------------------------------------------
 CORPORATE CENTER
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Kronberg/Taunus, Germany                         Leased                      Administrative offices
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 ACETYL PRODUCTS
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Bay City, Texas, USA                             Owned                       Butyl acetate
                                                                              Iso-butylacetate
                                                                              Propylacetate
                                                                              Vinyl acetate
--------------------------------------------------------------------------------------------------------
 Bishop, Texas, USA                               Owned                       Formaldehyde
                                                                              Methanol
                                                                              Polyols
--------------------------------------------------------------------------------------------------------
 Calvert City, Kentucky, USA                      Owned                       Polyvinyl alcohol
--------------------------------------------------------------------------------------------------------
 Cangrejera, Veracruz, Mexico                     Owned                       Acetic anhydride
                                                                              Acetone derivatives
                                                                              Ethyl acetate
                                                                              Vinyl acetate
--------------------------------------------------------------------------------------------------------
 Clear Lake, Texas, USA                           Owned; the methanol         Acetic acid
                                                  operation of this facility  Methanol
                                                  is owned by a joint         Vinyl Acetate
                                                  venture
--------------------------------------------------------------------------------------------------------
 Edmonton, Alberta, Canada                        Owned                       Acetic acid
                                                                              Formaldehyde
                                                                              Methanol
                                                                              Pentaerythritol
                                                                              Vinyl acetate
--------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany                       Owned by InfraServ GmbH &   Acetaldehyde
                                                  Co. Hoechst KG in which     Butyl acetate
                                                  Celanese holds a 28.2       Vinyl acetate
                                                  percent limited
                                                  partnership interest
--------------------------------------------------------------------------------------------------------
 Pampa, Texas, USA                                Owned                       Acetic acid
                                                                              Acetic anhydride
                                                                              Ethyl acetate
                                                                              Methyl ethyl ketone
--------------------------------------------------------------------------------------------------------
 Pasadena, Texas, USA                             Owned                       Polyvinyl Alcohol
--------------------------------------------------------------------------------------------------------
 Singapore, Singapore(1)                          Owned                       Acetic acid
                                                                              Butyl acetate
                                                                              Ethyl acetate
                                                                              Vinyl acetate
--------------------------------------------------------------------------------------------------------
 Tarragona, Spain                                 Owned by Taqsa AIE, in      Vinyl acetate
                                                  which Celanese holds a
                                                  15.0 percent share.
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 CHEMICAL INTERMEDIATES
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Bay City, Texas, USA                             Owned                       Carboxylic Acids
                                                                              n/i-Butyraldehyde Butyl,
                                                                              Alcohols
                                                                              Propionaldehyde,
                                                                              Propyl Alcohols
--------------------------------------------------------------------------------------------------------
 Bucks, Alabama, USA                              Owned                       Amines
--------------------------------------------------------------------------------------------------------
 Clear Lake, Texas, USA                           Owned                       Amines
--------------------------------------------------------------------------------------------------------
 Oberhausen, Germany                              Owned by InfraServ GmbH &   Butanol
                                                  Co.                         Dioctyl Phthalate
                                                  Oberhausen KG in which      2-Ethylhexanol
                                                  Celanese holds an 84.0      n/i-Butyraldehyde
                                                  percent limited             Propanol
                                                  partnership interest
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 ACETATE PRODUCTS
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Edmonton, Alberta, Canada                        Owned                       Tow
--------------------------------------------------------------------------------------------------------
 Lanaken, Belgium                                 Owned                       Tow, Filament
--------------------------------------------------------------------------------------------------------
 Narrows, Virginia, USA                           Owned                       Tow, Filament
--------------------------------------------------------------------------------------------------------
 Ocotlan, Jalisco, Mexico                         Owned                       Tow, Filament
--------------------------------------------------------------------------------------------------------
 Rock Hill, South Carolina, USA                   Owned                       Flake, Filament
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 TECHNICAL POLYMERS TICONA
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Auburn Hills, Michigan, USA                      Leased                      Research & Development
--------------------------------------------------------------------------------------------------------
 Bayport, Texas, USA                              Leased                      GUR(R)
--------------------------------------------------------------------------------------------------------
 Bishop, Texas, USA                               Owned                       Celanex
                                                                              Nylon
                                                                              Polyacetal
--------------------------------------------------------------------------------------------------------
 Florence, Kentucky, USA                          Owned                       Compounding
--------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany                       Owned by InfraServ GmbH &   Research & Development
                                                  Co.
                                                  Hoechst KG in which
                                                  Celanese holds a 28.2
                                                  percent limited
                                                  partnership interest
--------------------------------------------------------------------------------------------------------
 Kelsterbach, Germany                             Owned by InfraServ GmbH &   Celstran(R)
                                                  Co.                         Polyacetal
                                                  Kelsterbach KG in which
                                                  Celanese holds a 100.0
                                                  percent limited
                                                  partnership interest
--------------------------------------------------------------------------------------------------------
 Oberhausen, Germany(2)                           Owned by InfraServ GmbH &   GUR
                                                  Co.                         Norbornene
                                                  Oberhausen KG in which      Topas(R)
                                                  Celanese holds an 84.0
                                                  percent limited
                                                  partnership interest
--------------------------------------------------------------------------------------------------------
 Shelby, North Carolina, USA                      Owned                       LCP
                                                                              PBT
--------------------------------------------------------------------------------------------------------
 Summit, New Jersey, USA                          Owned                       Headquarters/Research &
                                                                              Development
--------------------------------------------------------------------------------------------------------
 Wilmington, North Carolina, USA                  Leased by a joint venture   Fortron(R)
                                                  in which Celanese has a
                                                  controlling interest
--------------------------------------------------------------------------------------------------------
 Winona, Minnesota, USA                           Owned                       Celstran
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
 PERFORMANCE PRODUCTS
--------------------------------------------------------------------------------------------------------
 SITE                                             LEASED/OWNED                PRODUCTS SOLD
--------------------------------------------------------------------------------------------------------
 Frankfurt am Main, Germany (Nutrinova)           Owned by InfraServ GmbH &   Sorbates
                                                  Co. Hoechst KG in which     Sunett(R)
                                                  Celanese holds a 28.2
                                                  percent limited
                                                  partnership interest
--------------------------------------------------------------------------------------------------------
 Mantes-la-Ville, France (Trespaphan)             Owned                       OPP film
--------------------------------------------------------------------------------------------------------
 Neunkirchen, Germany (Trespaphan)                Owned                       OPP film
--------------------------------------------------------------------------------------------------------
 Zacapu, Michoacan, Mexico (Trespaphan)           Owned                       OPP film
--------------------------------------------------------------------------------------------------------
 Krugersdorp, South Africa (Trespaphan)           Owned                       OPP film
--------------------------------------------------------------------------------------------------------

---------------

(1) For information regarding the production rates at Celanese's Singapore facility, see "Business Segments -- Acetyl Products."

(2) Technical Polymers Ticona's new plant for its Topas cycloolefin copolymer in Oberhausen, Germany commenced production in September 2000. As markets are currently being developed for this new product, the plant is operating at less than intended capacity. For further information on Topas, see "Information on the Company -- Technical Polymers Ticona."

     Polyplastics has its principal production facilities in Japan, Taiwan and Malaysia. Korean Engineering Plastics has its principal production facilities in South Korea. Celanese's Acetyl Products segment has a joint venture with manufacturing facilities in Saudi Arabia, and its Acetate Products segment has three joint ventures with production facilities in China.

     In 2000, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of E235 million. In 1999 these expenditures amounted to E262 million. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

     For information on environmental issues associated with Celanese's properties, see "Information on the Company -- Environmental and Other Regulation" and "Item 5. Operating and Financial Review and Prospects -- Environmental Matters." Additional information with respect to Celanese's property, plant and equipment, and leases is contained in Notes 10 and 21 to the Consolidated Financial Statements.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese's Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

     Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May Prove Inaccurate" located at the end of this section.

BASIS OF PRESENTATION

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst. Hoechst distributed all the outstanding shares of Celanese to existing Hoechst shareholders. Celanese assumed all of the assets and liabilities (including contractual rights and obligations related to other current and former Hoechst businesses) of the demerged businesses.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See "Summary of Consolidated Results -- 2000 Compared with 1999 -- Discontinued Operations." The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments:
Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities, and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods. Some costs have been reflected in the Consolidated Financial Statements which are not necessarily indicative of the costs that Celanese would have incurred had it operated as an independent, stand-alone entity for all periods presented. These costs include allocated Hoechst corporate overhead, interest expense and income taxes. Prior to the effective date of the demerger, the businesses and activities demerged to Celanese were not managed as a single strategic business entity, but were operated by separate management teams which coordinated with strategic management at the Hoechst holding company level. Since the effective date of the demerger, Celanese has been managed as a single strategic entity.

     The financial condition and results of operations of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring and other unusual expenses incurred outside the ordinary course of business. See Note 25 to the Consolidated Financial Statements.

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

MAJOR EVENTS IN 2000

     -  The announced divestiture program of non-core activities was completed

     - Price increases, cost reductions and the benefits from restructuring reduced the impact of significantly higher raw material costs

     - Operating problems at the plant in Clear Lake, Texas and supply problems at the Singapore plant affected earnings

     - David N. Weidman appointed member of the Management Board and CEO of Celanese Chemicals

     - Acquisition of polyvinyl alcohol business strengthens the acetyls value chain

     -  Completion of share buy back program

     - Start up of acetic acid plant in Singapore and cycloolefin copolymer ("COC") plant in Germany

     -  Strong platform created for eBusiness activities

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------
                                                  2000               2000           1999           1998
                                          --------------------   ------------   ------------   ------------
                                          (IN $ MILLIONS, (1)
                                          EXCEPT FOR PER SHARE
                                                 DATA)           (IN E MILLIONS, EXCEPT FOR PER SHARE DATA)
                                          --------------------   ------------------------------------------
Net sales..............................             4,888              5,207          4,318          4,344
Gross profit...........................               718                766            697            890
EBITDA(2) excluding special charges....               469                500            377            580
Operating profit (loss)................                78                 83           (521)           168
Earnings (loss) from continuing
  operations...........................                51                 55           (502)           (56)
Net earnings (loss)....................                54                 58           (207)           (44)

Weighted average shares -- basic and
  diluted..............................        53,293,128         53,293,128     55,915,369     55,915,369
Earnings (loss) per common share --
  From continuing operations...........               .96               1.03          (8.98)         (1.00)
Earnings (loss) per common share.......              1.01               1.09          (3.70)         (0.79)

---------------

(1) The 2000 figures in U.S. dollars have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.9388 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 29, 2000.

(2) Earnings before interest, taxes, depreciation and amortization.

OVERVIEW -- 2000 COMPARED WITH 1999

     Net earnings increased significantly, reflecting lower special charges, higher pricing, cost reductions and benefits from 1999 and 2000 restructuring initiatives. Profitability was constrained by rising raw material costs, supply/demand imbalances in some businesses, and supply interruptions at two major plants in the Acetyl Products segment.

     Sales rose 21%, largely on the strength of price increases (+12%) and favorable currency effects (+11%), principally the appreciation of the U.S. dollar against the euro. Volumes declined by 2%. Earnings before interest, taxes, depreciation and amortization ("EBITDA") excluding special charges rose 33% to E500 million. The increase in EBITDA excluding special charges was driven by the successful pass through of higher raw material costs in the Acetyl Products segment, strong first half demand from the automotive and electrical/electronic markets for Ticona's technical polymers and cost savings as well as the appreciation of the U.S. dollar against the euro in all segments.

     Depreciation and amortization increased in 2000 over 1999 primarily as a result of currency effects, depreciation associated with expansions and investments, the full year effect of the 1999 change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years and the goodwill associated with the third quarter 1999 acquisition of the outstanding shares in Celanese Canada, Inc.

     Restructuring initiatives continued throughout 2000. Celanese closed inefficient, high-cost production facilities and concentrated production at larger, more cost-efficient sites. Special charges, including restructuring charges, amounted to E29 million compared to E559 million in 1999. The restructuring charges in 2000 largely relate to the closure of acetic acid, acetic anhydride and acetaldehyde units in Knapsack, Germany. Annual cost savings from the 1999 and 2000 restructuring initiatives are estimated to be E165 million upon completion.

     Celanese made progress in implementing its growth and profitability strategies. In July 2000, production began at a new acetic acid unit in Singapore. In September 2000, production began at a new Ticona plant in Oberhausen, Germany, for cycloolefin copolymers, an engineering plastic with superior optical and moisture barrier properties. Also, in September, Celanese acquired the assets of Air Products' polyvinyl alcohol ("PVOH") business for E359 million. The acquisition extends our core acetyl value chain into higher value-added products.

     During the first nine months, Celanese repurchased 5.6 million shares in connection with the share buy back program at a total cost of E123 million. As of December 31, 2000, there were 50.3 million shares outstanding as compared with 55.9 million shares on December 31, 1999.

SELECTED DATA BY BUSINESS SEGMENT

     The following table presents the segment results for Celanese's continuing operations for 2000, 1999 and 1998. EBITDA excluding special charges is believed by management to be a useful measure for evaluating the operating performance of Celanese's businesses as it eliminates the effect of depreciation and amortization of tangible and intangible assets, most of which were from acquisitions accounted for under the purchase method of accounting, as well as the effects of special charges which unusually affect the operating results. However, EBITDA excluding special charges should be considered in addition to, not as a substitute for, operating earnings, net earnings, cash flows, and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities primarily because it does not consider changes in assets and liabilities from period to period, and it does not include cash flows for interest and taxes.

                                                      YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------------------
                                2000           2000                 1999                 1998
                                -----   ------------------   ------------------   ------------------
                                                   % OF                 % OF                 % OF
                                $(1)      E     SEGMENT(2)     E     SEGMENT(2)     E     SEGMENT(2)
                                -----   -----   ----------   -----   ----------   -----   ----------
                                                 (IN MILLIONS, EXCEPT PERCENTAGES)
NET SALES(3)
Acetyl Products...............  1,977   2,106       40       1,561       36       1,518       34
Chemical Intermediates........  1,018   1,085       21         884       20         920       21
Acetate Products..............    710     756       14         739       17         839       19
Technical Polymers Ticona.....    867     923       17         788       18         750       17
Performance Products..........    384     409        8         397        9         407        9
                                -----   -----      ---       -----      ---       -----      ---
Segment Total.................  4,956   5,279      100       4,369      100       4,434      100
                                                   ===                  ===                  ===
Other Activities..............     78      84                   60                   60
Intersegment Eliminations.....   (146)   (156)                (111)                (150)
                                -----   -----                -----                -----
Total Net Sales...............  4,888   5,207                4,318                4,344
                                =====   =====                =====                =====
EBITDA EXCLUDING SPECIAL
  CHARGES(4)
Acetyl Products...............    188     200       36          89       21         246       36
Chemical Intermediates........     47      50        9          84       19         111       16
Acetate Products..............     86      92       17          95       22         154       23
Technical Polymers Ticona.....    131     140       25         123       28         115       17
Performance Products..........     70      74       13          42       10          52        8
                                -----   -----      ---       -----      ---       -----      ---
Segment Total.................    522     556      100         433      100         678      100
                                                   ===                  ===                  ===
Other Activities..............    (53)    (56)                 (56)                 (98)
                                -----   -----                -----                -----
Total EBITDA Excluding Special
  Charges.....................    469     500                  377                  580
                                =====   =====                =====                =====

                                                      YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------------------
                                2000           2000                 1999                 1998
                                -----   ------------------   ------------------   ------------------
                                                   % OF                 % OF                 % OF
                                $(1)      E     SEGMENT(2)     E     SEGMENT(2)     E     SEGMENT(2)
                                -----   -----   ----------   -----   ----------   -----   ----------
                                                 (IN MILLIONS, EXCEPT PERCENTAGES)
OPERATING PROFIT (LOSS)(3)
Acetyl Products...............     (9)    (10)     (10)        (65)      19         152       45
Chemical Intermediates........    (22)    (24)     (23)        (47)      13          54       16
Acetate Products..............      8       9        9         (46)      13          94       28
Technical Polymers Ticona.....     90      96       92         (96)      28          53       15
Performance Products..........     31      33       32         (93)      27         (12)      (4)
                                -----   -----      ---       -----      ---       -----      ---
Segment Total.................     98     104      100        (347)     100         341      100
                                                   ===                  ===                  ===
Other Activities..............    (20)    (21)                (174)                (173)
                                -----   -----                -----                -----
Total Operating Profit
  (Loss)......................     78      83                 (521)                 168
                                =====   =====                =====                =====

---------------

(1) The 2000 figures in U.S. dollars are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.9388 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 29, 2000.

(2) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(3) Derived from the accompanying audited Consolidated Financial Statements.

(4) For a further discussion of special charges, see "Summary by Business Segment -- 2000 Compared with 1999 -- Special Charges", "Summary of Consolidated Results -- 2000 Compared with 1999 -- Special Charges", "Summary by Business Segment -- 1999 Compared with 1998 -- Special Charges" and "Summary of Consolidated Results -- 1999 Compared with 1998 -- Special Charges."

SUMMARY BY BUSINESS SEGMENT -- 2000 COMPARED WITH 1999

     Acetyl Products

     Net sales for the Acetyl Products segment increased by 35% to E2,106 million in 2000 from E1,561 million in 1999 due to price increases (+23%), favorable currency effects (+13%), and the acquisition of PVOH (+2%) while volumes decreased (-3%). Significant price increases, in particular for acetic acid and vinyl acetate monomer (up approximately 25%), and a reduction in operating costs offset the rapid rise in prices of key hydrocarbons, such as natural gas, ethylene and butane. Constricted industry capacity due to production outages in the market contributed to price increases.

     Due to a production interruption at the Clear Lake, Texas facility in mid-year 2000, we declared force majeure world-wide in acetic acid, vinyl acetate monomer, acetate esters, and acetic anhydride for a five week period. Additionally, although the acetic acid plant in Singapore started up as scheduled in July 2000, production was severely constrained by a supplier's inability to deliver carbon monoxide to our facility on a consistent and reliable basis. As a result, Celanese had to maintain force majeure for acetic acid and vinyl acetate monomer for its Asian customers until March 16, 2001. On March 20, 2001, Celanese entered into an agreement in which Celanese will receive a payment of approximately E35 million. This payment represents compensation related to the aforementioned operational problems at the supplier's Singapore facility through March 2001. Of this amount, approximately E31 million will be recognized in Celanese's first quarter 2001 operating results. The remainder was recognized in the fourth quarter 2000.

     In 2000, the Acetyl Products segment recorded special charges of E68 million, which included E53 million from the closure of acetic acid, acetic anhydride and acetaldehyde units at Knapsack, Germany. The remaining E15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas. Special charges of E53 million were recorded in 1999 for the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations.

     The operating loss for the Acetyl Products segment was reduced to E10 million in 2000 from E65 million in 1999. The operating loss in 2000 was favorably affected by our ability to pass along rising raw material and energy costs, the elimination of costs associated with higher cost production facilities closed in 1999 and 2000 and other cost reduction initiatives. However, the improvements in 2000 were partially offset by production disruptions at Singapore and Clear Lake and incremental depreciation and amortization primarily associated with the new Singapore units, the PVOH acquisition and the acquisition of the minority interests in Celanese Canada, Inc.

     EBITDA excluding special charges for the Acetyl Products segment increased by E111 million to E200 million in 2000 as compared to E89 million in 1999.

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment increased by 23% to E1,085 million in 2000 from E884 million in 1999, primarily due to price increases (+15%) and favorable currency movements (+10%), which were partially offset by slightly lower volumes (-1%). Additionally, net sales were reduced by 1% as 1999 net sales included the final milestone payment of E13 million related to an acrylate project in Germany, which did not reoccur in 2000. Prices increased for a majority of products including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, primarily driven by the increase in the cost of propylene. Although price increases for oxo products kept pace with higher raw material costs, we were not able to fully pass along rising raw material and energy costs to customers for acrylate products. Oxo volumes in 2000 remained at previous year levels due to a decision not to participate in the low pricing environment in Asia.

     In 2000, the Chemical Intermediates segment recorded special charges of E4 million, primarily related to administrative restructuring. This compares to special charges of E57 million in 1999, mainly related to an asset impairment charge associated with a European facility.

     The operating loss for the Chemical Intermediates segment was reduced to E24 million in 2000 from E47 million in 1999. The 1999 operating results were favorably affected by an insurance settlement of E17 million and the E13 million milestone payment mentioned above. However, after adjusting for these events and lower special charges, operating profit remained largely unchanged as price increases and cost reductions were offset by higher raw material and energy costs.

     EBITDA excluding special charges for the Acetyl Products segment decreased to E50 million in 2000 from E84 million in the comparable period. Excluding the insurance settlement and milestone payment noted above, EBITDA excluding special charges was largely unchanged.

     Acetate Products

     Net sales for the Acetate Products segment increased by 2% to E756 million in 2000 from E739 million in 1999. Favorable currency movements (+12%) and price increases (+2%), were partially offset by lower sales volumes (-10%) and a change in the composition of the segment (-2%) due to the transfer of the high performance polymer product line (polybenzimidazole or "PBI") to Other Activities in July 2000. Average acetate prices improved primarily due to changes in product mix from the lower priced flake to higher priced tow. Volumes declined in flake and filament while increasing in tow. Flake volumes decreased due to lower sales to the non-consolidated Chinese joint ventures as the ventures increased local production. Acetate filament experienced a continuing decline in volumes and weaker pricing as a result of the reduction in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. Tow volumes were higher in 2000, as compared to 1999, due to increased demand in Europe.

     The Acetate Products segment recorded special charges of E8 million in 2000 as compared to special charges of E81 million in 1999. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America. These charges were partially offset by a E3 million net adjustment of a 1999 restructuring reserve due to the subsequent decision to delay the closure of an acetate filament facility in the U.S. beyond one year. The 1999 special charges related primarily to restructuring charges of E66 million associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico. In addition, the charges included severance costs associated with downsizing across the business and an asset impairment charge in acetate filament. Overall, Celanese reduced capacity in acetate filament by nearly 40,000 metric tons during 1999 and 2000.

     Operating profit for the Acetate Products segment of E9 million in 2000 improved from an operating loss of E46 million in 1999. Lower special charges and continued cost reductions at all locations were partially offset by the effects of a decrease in acetate flake and acetate filament sales volumes, as well as higher raw material and energy costs.

     EBITDA excluding special charges for the Acetate Products segment of E92 million in 2000 declined slightly as compared to E95 million in 1999.

     Technical Polymers Ticona

     Net sales for the Ticona segment increased by 17% to E923 million in 2000 from E788 million in 1999, reflecting favorable currency movements (+9%), higher volumes (+7%), and price increases (+1%). Favorable volumes were due to higher demand from the automotive sector, the electrical/electronic industry and for new applications. Volume growth was strong, especially in Europe. However, the U.S. economy began to soften in the fourth quarter, which reduced demand from the automotive sector. Prices remained relatively flat because of industry pressures, particularly in the U.S., and imports of standard grade products from Asia.

     In special charges, Ticona recorded E29 million of income in 2000 as compared to E154 million of expense in 1999. The income recorded in 2000 was primarily due to an E18 million insurance reimbursement associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by our employees in Germany. Therefore, we modified the timing of payments associated with our 1999 restructuring plan, which resulted in a E10 million adjustment in 2000. The 1999 special charges of E154 million included the E128 million charge related to the plumbing cases. The remainder of the 1999 special charges mainly consisted of restructuring charges associated with employee severance costs.

     Operating profit for the Ticona segment increased to E96 million from an operating loss of E96 million in 1999. Operating results improved due to higher sales volumes and the positive effects of lower special charges in 2000. In addition, cost reductions and productivity improvements favorably affected operating results. These benefits were partially offset by the rapid increase in raw material and energy costs, particularly in the fourth quarter. Earnings were reduced in 2000 by the COC production plant start-up and investments in eBusiness.

     EBITDA excluding special charges for the Ticona segment increased by E17 million to E140 million in 2000 from E123 million in 1999.

     Performance Products

     Net sales for the Performance Products segment increased by 3% to E409 million in 2000 from E397 million in 1999. OPP film sales for 2000, which represented 70% of net sales in this segment, increased by 2%, mainly due to higher average prices and favorable currency effects, which were largely offset by volume declines resulting from the closure of the Swindon, UK facility in 1999. The increase in average prices for OPP films resulted from a shift in the product mix towards higher value added products and the pass through of higher raw material costs. Food ingredients sales for 2000, which represented 30% of total segment net sales, increased by 6% due to higher volumes and favorable currency effects, which were offset by price decreases. Higher sales volumes were attributable to increased usage of the high intensity sweetener Sunett(R) in the U.S. beverage industry as well as by the return of customers from Chinese competitors after a successful patent infringement lawsuit in the UK. Intense competition from Japanese and Chinese producers led to a decrease in sorbates prices. Prices, however, partially recovered in the fourth quarter of 2000 due to improved business conditions.

     The Performance Products segment recorded E6 million of special charges in 2000 primarily relating to the relocation of OPP film production assets from Swindon, UK to Mantes-la-Ville, France. This compares to E99 million of special charges in 1999, of which E75 million related to antitrust actions in the sorbates industry

(See Note 23 to the Consolidated Financial Statements). The remainder was mainly due to restructuring charges associated with the closure of the Swindon, UK OPP films facility.

     Operating profit for the Performance Products segment of E33 million in 2000 improved from an operating loss of E93 million in 1999. The improvement was mainly due to a lower fixed cost base in the OPP films business resulting from the Swindon closure and the increased sales of higher value added products as well as increased volumes of the high intensity sweetener Sunett in the food ingredients business. Lower special charges in 2000 also contributed favorably to the operating results.

     EBITDA excluding special charges for the Performance Products segment increased by E32 million to E74 million in 2000 from E42 million in 1999.

     Other Activities

     Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH and the high performance polymer PBI as well as several service companies which do not have significant sales.

     In the second quarter of 2000, Celanese acquired 100% of Axiva GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH.

     Effective July 1, 2000, PBI was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of the high performance polymer with the fuel cell project of Celanese Ventures.

     Net sales for Other Activities increased by 40% to E84 million in 2000 from E60 million in 1999. The increase was primarily due to the transfer of PBI from Acetate Products in 2000, which contributed E11 million during the second half of 2000. PBI had net sales of E17 million in 1999.

     In special charges, Other Activities recorded a E28 million favorable adjustment in 2000 primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities. Other Activities recorded E115 million of special charges in 1999, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million represented demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and in Canada.

     The operating loss of Other Activities improved by E153 million to E21 million in 2000 compared to E174 million in 1999. The main reason for this improvement was the positive effect of lower special charges in 2000 as compared to 1999.

     EBITDA excluding special charges for Other Activities remained flat at a loss of E56 million in 2000 and 1999.

SUMMARY OF CONSOLIDATED RESULTS -- 2000 COMPARED WITH 1999

     Net Sales

     Net sales increased by 21% to E5,207 million in 2000 as compared to E4,318 million in 1999 primarily as a result of higher selling prices and favorable currency movements, which were slightly offset by lower volumes. Selling prices increased in all segments predominantly due to the higher cost of raw materials and a shift in product mix.

     Cost of Sales

     Cost of sales increased by 23% to E4,441 million in 2000 compared with E3,621 million in 1999. Cost of sales as a percentage of net sales increased to 85% in 2000 from 84% in 1999, reflecting higher raw material costs. Additionally, in order to be consistent with industry practice, E37 million of distribution costs incurred in 2000 were included in cost of sales. The comparable costs of E34 million were included in selling, general and administrative expenses in 1999.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 1% to E567 million in 2000 from E570 million in 1999. Selling, general and administrative expenses as a percentage of sales decreased to 11% in 2000 from 13% in 1999. Selling, general and administrative expense was significantly reduced by cost reduction programs throughout the entire company. In addition, the aforementioned reclassification in 2000 of distribution costs to cost of sales resulted in a decrease of E34 million. Additionally, the receipt of a E17 million insurance settlement related to environmental claims contributed to the decrease. Partially offsetting these decreases were strategic measures such as our participation in major industry eBusiness platforms, which increased selling, general and administrative expenses by approximately E20 million in 2000. Additionally, selling, general and administrative expenses increased in 2000 due to the full year amortization relating to Celanese's acquisition of the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years. Excluding the items noted above as well as currency effects, selling, general and administrative expenses decreased by approximately 4% in 2000 over the comparable period.

     Research and Development Expenses

     Research and development expenses increased by 19% to E94 million in 2000 from E79 million in 1999 largely due to currency effects. Research and development expenses as a percentage of sales remained flat at 2% for both 2000 and 1999.

     Special Charges

     In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of income for adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 23 to the Consolidated Financial Statements).

     The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of E35 million upon completion of these initiatives.

     The E59 million of income for adjustments to the 1999 restructuring reserves related to employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to the aforementioned modification of the plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility is expected to be closed by early 2003. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (E28 million). As a result of the need for additional office space following the acquisition of the PVOH business, we cancelled previous plans to rationalize the U.S. chemical administration building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

     Special charges of E9 million consist of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

     In 1999, Celanese recorded special charges totaling E559 million. This amount consisted of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 23 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million related to restructuring charges of which E116 million represented personnel severance costs and E102 million was associated with plant and office closures. The personnel severance costs were associated with the expected elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives are estimated to be in excess of E130 million upon completion of these initiatives.

     Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) increased to a gain of E5 million in 2000 from a loss of E12 million in 1999. This change is primarily attributable to the appreciation of the U.S. dollar against the euro.

     Operating Profit (Loss)

     Operating profit was E83 million in 2000 compared to an operating loss in 1999 of E521 million. The main reason for this change was the reduction of special charges, which decreased from E559 million in 1999 to E29 million in 2000. Also contributing to the improvement in operating profit were favorable currency movements, cost reductions and improving pricing, which were partially offset by increased raw material costs.

     EBITDA excluding special charges totaled E500 million in 2000 compared to E377 million in 1999.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to E19 million in 2000 from E7 million in 1999. This increase was mainly attributable to increased earnings from our joint venture Polyplastics, which benefited from increased sales from a new plant in Malaysia which began operations in early 2000.

     Interest Expense

     Interest expense decreased by 32% to E75 million in 2000 from E111 million in 1999, mainly as a result of lower net average debt outstanding during 2000 compared to 1999. The decrease was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese's debt is denominated in U.S. dollars.

     Interest and Other Income, Net

     Interest and other income, net increased to E112 million in 2000 from E33 million in 1999, mainly due to higher dividend income from our investments in China and Saudi Arabia, transaction gains on foreign currency financing and higher interest income.

     Income Taxes

     Income tax expense was E84 million as compared to a benefit of E83 million in 1999. The effective tax rate was 60% as compared to 14% in 1999. The effective tax rate in 2000 was affected by the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

     Minority Interests

     Earnings attributable to minority interests were E0 million in 2000 compared to income of E7 million in 1999. This decrease was principally attributable to the purchase of the minority interests in Celanese Canada.

     Discontinued Operations

     In 2000, Celanese completed the sale of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Celanese received gross proceeds of E35 million from the sales of these discontinued operations, which led to a net cash inflow in 2000 of E30 million from the 2000 divestitures and additional cash inflow of E60 million from the 1999 divestitures.

     The completion of the Thermphos, Vintron and Vinnolit transactions led to a gain in 2000 of E9 million, net of taxes, which was offset by additional losses incurred in 2000 relating to other discontinued operations sold in 1999.

     Earnings from discontinued operations, net of taxes, in 2000 were E3 million and consisted of earnings from operations of discontinued operations.

     In 1999, Celanese completed the sales of Copley Pharmaceuticals Inc., the ethylene oxide/ethylene glycol business, the U.S. and Japanese separation products business, the polyester fiber and bottle resin business in Millhaven, Ontario, Canada and Celanese's interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures. Celanese received gross proceeds of E1,001 million from the sales of these discontinued operations, which led to a net cash inflow of E913 million in 1999. As a result of these transactions, Celanese recognized a gain in 1999 of E452 million, net of taxes, on disposals of discontinued operations in the consolidated statements of operations. In addition, earnings from operations of discontinued operations, net of taxes, in 1999 were E14 million relating to these divested businesses (See Note 5 to the Consolidated Financial Statements).

     Earnings from discontinued operations, net of tax, in 1999 of E310 million consisted of the net gain associated with the transactions discussed above of E452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of E154 million and the earnings from operations of discontinued operations of E12 million.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2000, 1999 and 1998.

                                                                      OPERATING               EQUITY IN NET
                                                SALES               PROFIT (LOSS)         EARNINGS OF AFFILIATES
                                          ------------------   -----------------------   ------------------------
                                          2000   1999   1998   2000     1999      1998    2000     1999     1998
                                          ----   ----   ----   ----   ---------   ----   ------   ------   ------
                                                                      (IN E MILLIONS)
Discontinued operations of Performance
  Products..............................    -     54     50      -        10        6       -        -        -
Discontinued operations of Other
  Activities............................   54    649    765      3       (38)       9       -        -        -
Discontinued operations of Equity
  Investments...........................    -      -      -      -         -        -       2       36        9
                                           --    ---    ---     --       ---       --      --       --       --
Total Discontinued Operations...........   54    703    815      3       (28)      15       2       36        9
                                           ==    ===    ===     ==       ===       ==      ==       ==       ==

     Extraordinary Item

     No extraordinary expense was incurred in 2000. Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by E265 million to net earnings of E58 million in 2000 from a net loss of E207 million in 1999.

SUMMARY BY BUSINESS SEGMENT -- 1999 COMPARED WITH 1998

     Acetyl Products

     Net sales for the Acetyl Products segment increased by 3% to E1,561 million in 1999 from E1,518 million in 1998 as a result of volume increases (+5%) and favorable currency movements (+3%), which were partially offset by lower selling prices (-5%). The year was characterized by a very difficult pricing environment. Despite average cost increases of 10% for natural gas and 32% for ethylene, selling prices for this segment actually declined. For example, average selling prices for two key products, acetic acid and vinyl acetate, were down 15% and 5%, respectively. Excess industry capacity made it difficult to pass on higher costs to customers, and it was necessary to reduce selling prices in order to maintain market positions. The typical time lag between changes in raw material costs and product selling prices was extended by the severe competitive situation in the industry.

     The Acetyl Products segment recorded E53 million of special charges in 1999 primarily related to the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations. The Acetyl Products segment recorded E9 million of special charges in 1998 associated with the closure of an acetic acid unit in Europe.

     The Acetyl Products segment had an operating loss of E65 million in 1999 after an operating profit of E152 million in 1998. Operating profit in 1999 was negatively affected by E53 million of special charges together with an increase in amortization of goodwill and incremental depreciation of E16 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada.

     EBITDA excluding special charges for the Acetyl Products segment decreased to E89 million in 1999 as compared to E246 million in 1998, primarily as a result of price declines and raw material price increases, which were slightly offset by cost reduction efforts. In addition, 1998 was positively affected by a E46 million settlement of a patent infringement lawsuit.

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment decreased by 4% to E884 million in 1999 from E920 million in 1998, primarily as a result of price decreases (-6%) and volume decreases (-2%), which were partially offset by favorable currency movements (+3%). Additionally, net sales increased by 1% as 1999 net sales included the final milestone payment of E13 million related to an acrylate project in Germany. Prices throughout the segment declined. The decline in sales prices reflects the adverse effects of global industry capacity outpacing market growth. Higher butyl acrylate volumes reflected additional capacity at the Clear Lake plant while lower butanol volumes reflected production difficulties at both the Bay City and Oberhausen plants in the first half of 1999.

     The Chemical Intermediates segment recorded special charges totaling E57 million in 1999, of which E40 million was related to an asset impairment charge associated with a European facility, as well as restructuring charges associated with general downsizing in the business. The Chemical Intermediates segment recorded E1 million in 1998 of personnel severance costs associated with a plant in Germany.

     The Chemical Intermediates segment had an operating loss of E47 million in 1999 after an operating profit of E54 million in 1998. In 1999, Chemical Intermediates was negatively affected by special charges of E57 million, compounded by an increase in goodwill amortization and incremental depreciation of E18 million resulting primarily from the acquisitions of minority interests of Grupo Celanese and Celanese Canada. In addition, the effects of a full year of depreciation, related to the acrylates expansion at Clear Lake and the butanol expansion at Bay City, further affected operating results.

     EBITDA excluding special charges for the Chemical Intermediates segment decreased to E84 million in 1999 as compared to E111 million in 1998, primarily as a result of price and volume decreases discussed above, compounded by higher propylene costs, which increased by approximately 7%. These factors were partially offset by the favorable effects of a 1999 insurance settlement of E17 million for damages associated with an acrylic acid reactor as well as the E13 million milestone payment mentioned above.

     Acetate Products

     Net sales for the Acetate Products segment decreased by 12% to E739 million in 1999 from E839 million in 1998 as a result of volume decreases (-12%) and price decreases (-4%), which were partially offset by favorable currency movements (+4%). Acetate tow sales volumes were lower as compared to 1998 due to continuing competitive pressure, and pricing continued to suffer due to industry overcapacity. Acetate filament experienced a sharp decline in volumes and weaker pricing as a result of declines in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. In response to the difficult market conditions, Celanese has announced plans to reduce capacity in acetate filament by 39,000 metric tons over the next two years.

     The Acetate Products segment recorded E81 million of special charges in 1999, of which E66 million related primarily to restructuring charges associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico as well as severance costs associated with downsizing across the business. The remainder is related to an asset impairment charge in acetate filament. The Acetate Products segment recorded E6 million of severance costs in 1998 associated with downsizing across the business.

     The Acetate Products segment had an operating loss of E46 million in 1999 after an operating profit of E94 million in 1998. Acetate Products was negatively affected in 1999 by special charges of E81 million, compounded by an increase in amortization of goodwill and incremental depreciation of E6 million resulting primarily from the acquisitions of minority interests in Grupo Celanese and Celanese Canada.

     EBITDA excluding special charges for the Acetate Products segment decreased to E95 million in 1999 as compared to E154 million in 1998, primarily as a result of the price and volume declines discussed above, offset in part by cost reduction efforts at all locations.

     Technical Polymers Ticona

     Net sales for the Ticona segment increased by 5% to E788 million in 1999 from E750 million in 1998 as a result of higher volumes (+6%) and favorable currency movements (+3%), which were partly offset by price decreases (-4%). The higher volumes were mainly a result of higher demand for new applications in the automotive and telecommunications industries. The price declines were mainly attributable to pricing pressure in standard grade products, particularly in Europe. However, in the fourth quarter of 1999, the European trend began to improve as price increases were announced and partly implemented. The results of the fourth quarter were significantly above expectations due to unusually high demand resulting from the strong economy in the U.S. and Europe as well as pre-buying by customers ahead of an announced price increase.

     Ticona recorded E154 million of special charges in 1999, of which E128 million was related to the plumbing cases. See Note 23 to the Consolidated Financial Statements. The remainder related mainly to restructuring charges associated with employee severance costs.

     Ticona had an operating loss of E96 million in 1999 after an operating profit of E53 million in 1998. The Technical Polymers Ticona segment was negatively affected in 1999 by E154 million of special charges noted above.

     EBITDA excluding special charges for the Ticona segment rose to E123 million in 1999 as compared to E115 million in 1998, primarily as a result of higher volumes, as raw material pricing remained relatively stable.

     Performance Products

     Net sales for the Performance Products segment decreased by 2% to E397 million in 1999 from E407 million in 1998. OPP film sales for 1999, which represented 71% of net sales in this segment, decreased by 7% primarily because of lower selling prices in most product lines resulting from worldwide overcapacity and the pass-through of lower raw material prices to customers. Food ingredients sales for 1999, which represented 29% of total segment net sales, increased by 11% because of higher volumes of the high intensity sweetener Sunett(R) in part because of a July 1998 approval by the U.S. Food and Drug Administration for the use of Sunett in liquid beverages. A volume increase in sorbates was offset by lower prices resulting from global overcapacity and pricing pressure from Japanese and Chinese competitors.

     The Performance Products segment recorded E99 million of special charges in 1999, of which E75 million related to additional charges for antitrust actions in the sorbates industry. See Note 23 to the Consolidated Financial Statements. The remainder related mainly to restructuring charges associated with the closure of an OPP films unit in the United Kingdom. The Performance Products segment recorded E30 million of special charges in 1998 of which E27 million of charges related to antitrust actions in the sorbates industry. The remainder related to the shutdown of an OPP production line in the United Kingdom.

     The Performance Products segment had an operating loss of E93 million in 1999 as compared to an operating loss of E12 million in 1998. The segment was negatively affected by special charges of E99 million in 1999 as compared to E30 million in 1998.

     EBITDA excluding special charges for the Performance Products segment decreased to E42 million in 1999 compared to E52 million in 1998. The lower results in the OPP films business was mainly a result of depressed sales prices for all products and increased expenses associated with the expansion of the Mexican OPP facility. Improved results in the food ingredients business were mainly due to higher gross profit in the high intensity sweetener product line resulting from increased volumes reinforced by the positive effects of cost reduction efforts.

     Other Activities

     Net sales of Other Activities were E60 million in 1999 and 1998. Other Activities includes revenues associated with Celanese's captive insurance companies in addition to the research activities previously conducted by Hoechst Research & Technology in the U.S., as well as several service companies which do not have significant sales.

     Other Activities recorded E115 million of special charges in 1999, of which E52 million related to environmental and other costs associated with previously divested entities of Hoechst and E28 million to demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and Canada as well as final closure costs related to Hoechst Research & Technology in the U.S.. Other Activities recorded E54 million of special charges in 1998 primarily related to the discontinuation of Hoechst Research & Technology in the U.S. (E21 million) as well as the shutdown of the former U.S. corporate headquarters (E29 million).

     Other Activities had an operating loss of E174 million in 1999 compared to an operating loss of E173 million in 1998. Other Activities was negatively affected by special charges in 1999 of E115 million as compared to E54 million of special charges in 1998.

     EBITDA excluding special charges for Other Activities improved to a loss of E56 million in 1999 as compared to a loss of E98 million in 1998. The lower loss is principally attributable to a reduction of the costs associated with the discontinuation of Hoechst Research & Technology in the U.S. and to the receipt of an E18 million insurance settlement related to environmental claims.

SUMMARY OF CONSOLIDATED RESULTS -- 1999 COMPARED WITH 1998

     Net Sales

     Net sales declined by 1% to E4,318 million in 1999 as compared to E4,344 million in 1998, primarily as a result of lower selling prices which were partially offset by favorable currency movements and slightly higher volumes. Lower selling prices were experienced in all segments due largely to industry overcapacity in most segments. Favorable currency movements were primarily due to the strengthening of the U.S. dollar versus the euro. Volume increases were reported in the Acetyl Products, Technical Polymers Ticona and Performance Products segments, while Acetate Products and Chemical Intermediates experienced volume declines.

     Cost of Sales

     Cost of sales increased by 5% to E3,621 million in 1999 compared with E3,454 million in 1998. Cost of sales as a percentage of sales increased to 84% in 1999 from 80% in 1998 which reflects generally higher raw material costs and lower selling prices

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 7% to E570 million in 1999 from E535 million in 1998. Selling, general and administrative expenses as a percentage of sales increased to 13% in 1999 from 12% in 1998. In 1999, Celanese received an insurance settlement of E17 million for damages associated with an acrylic acid reactor as well as an E18 million insurance settlement related to environmental claims, which were partially offset by additional goodwill amortization expense of E30 million. The increase in goodwill amortization is directly related to the additional goodwill amortization resulting from Hoechst acquiring substantially all the minority interest of our Mexican subsidiary, Grupo Celanese, and subsequently contributing this interest to Celanese in December 1998, Celanese acquiring the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining estimated life of the 1987 Celanese merger goodwill from 27 to 20 years. In 1998, Celanese received a settlement in connection with a patent infringement lawsuit of E46 million. Excluding the effects of the items noted above, selling, general and administrative expenses decreased to E575 million in 1999 from E581 million in 1998.

     Research and Development Expenses

     Research and development expenses decreased by 22% to E79 million in 1999 from E101 million in 1998, principally as a result of the continuing impact of a strategic reorientation of research, according to which most research activity is now undertaken by the operating businesses themselves instead of by a separate research unit. This decision led to lower personnel and overall research and development expense from the former Hoechst Research & Technology in the U.S., which did not have any expenses in 1999 as compared to E39 million in 1998. Research and development expense as a percentage of sales remained flat at 2% for both 1999 and 1998.

     Special Charges

     In 1999, Celanese recorded special charges totaling E559 million. This amount consists of non-restructuring special charges of E341 million relating primarily to the plumbing cases (E128 million; see Note 23 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (E75 million; see Note 23 to the Consolidated Financial Statements), asset impairments (E56 million), environmental and other costs associated with previously divested Hoechst entities (E52 million) and demerger costs (E28 million). The remaining amount of E218 million relates to restructuring charges of which E116 million represents personnel severance costs and E102 million is associated with plant and office closures. The personnel severance costs were associated with the elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives were estimated to be in excess of E130 million upon completion of these initiatives.

     In 1998, Celanese recorded special charges totaling E100 million. This amount consists of restructuring charges (E73 million) and antitrust actions in the sorbates industry (E27 million). The restructuring charges related primarily to personnel severance costs (E34 million) and other plant and office closure costs (E39 million). Annual cost savings from the 1998 restructuring were estimated to be approximately E24 million upon completion of these initiatives.

     Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) showed a loss of E12 million in 1999 after a loss of E4 million in 1998. The higher loss was primarily due to an increase in net U.S. dollar-denominated monetary assets in Mexico compounded by the appreciation of the peso against the U.S. dollar for the affected period.

     Gain On Disposition Of Assets

     The gain on disposition of assets decreased to a gain of E2 million in 1999 from a gain of E18 million in 1998. The change was primarily attributable to lower gains on the disposition of assets (E16 million), primarily related to the sale of facilities in the United States.

     Operating Profit (Loss)

     An operating loss of E521 million was sustained in 1999 compared to an operating profit in 1998 of E168 million. The principal cause of the loss was special charges of E559 million incurred as a result of restructuring as well as other unusual expenses, primarily related to litigation incurred outside the ordinary course of business.

     EBITDA excluding special charges totaled E377 million in 1999 compared to E580 million in 1998.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates decreased to E7 million in 1999 from E11 million in 1998. This decrease was mainly attributable to a reduction in earnings of InfraServ Hoechst, in which Celanese owned a 27% interest in 1999. Earnings in Polyplastics and the other equity investments remained relatively flat.

     Interest Expense

     Interest expense decreased by 17% to E111 million in 1999 from E133 million in 1998. This decrease was mainly a result of lower net average debt outstanding during 1999 compared to 1998, significantly affected by a debt reduction in the fourth quarter of 1999. This was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese debt is denominated in U.S. dollars.

     Interest and Other Income, Net

     Interest and other income, net decreased to E33 million in 1999 from E47 million in 1998. Interest and other income was mainly generated from interest and dividend income earned by Celanese's captive insurance subsidiaries. Additionally, transaction gains and losses were recorded relating to foreign currency financing.

     Income Taxes

     Income taxes was a benefit of E83 million in 1999 as compared to an expense of E109 million in 1998. The effective tax rate was 117% in 1998 as compared to 14% in 1999. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

     Minority Interests

     Earnings attributable to minority interests increased to income of E7 million in 1999 from an expense of E40 million in 1998. This increase was principally attributable to net losses incurred in Celanese Canada in 1999. In September 1999, Celanese acquired all the remaining interest of Celanese Canada, thereby giving Celanese 100% ownership of Celanese Canada. In addition, Hoechst acquired substantially all the remaining interest in Grupo Celanese and contributed this interest to Celanese in December 1998.

     Extraordinary Item

     Celanese incurred extraordinary expenses of E15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps. No extraordinary expense was incurred in 1998.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net loss of Celanese increased by E163 million to E207 million in 1999 from E44 million in 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Celanese's liquidity in 2000 was affected by the acquisition of the PVOH business (E359 million), the share buy back program (E119 million), and the payment of liabilities recorded as special charges in 1999 and 2000 (E340 million). These liquidity needs were met by operating cash flows, utilizing Celanese's cash reserves and additional funds drawn from existing credit facilities. In 2001, Celanese expects to fund its liquidity needs from operating cash flows and other financing sources.

     Net Cash Provided by Operating Activities

     Net cash provided by operating activities decreased to E58 million in 2000 compared to E183 million in 1999. This decrease is primarily attributable to the use of E340 million for the payment of liabilities recorded as special charges in addition to an increase in working capital, partially offset by stronger operating results in 2000.

     For the year 2001, nearly all of the remaining cash items of the special charges are expected to be paid, leading to corresponding cash outflows.

     Net cash provided by operating activities decreased to E183 million in 1999 compared to E330 million in 1998. The decrease is primarily attributable to the weaker operating results in 1999. The special charges recorded in 1999 include E102 million of non cash items and cash items amounting to E457 million of which only a small amount was paid during 1999. The changes in operating assets and liabilities also affected cash flow. An increase in receivables due from reinsurance companies was offset by a corresponding increase in loss reserves by Celanese's captive insurance companies. Inventories decreased and trade receivables increased. Income tax payables decreased due to payments made for previous periods. Income tax liabilities did not increase as a result of lower taxable income in 1999.

     Net Cash Provided by (Used in) Investing Activities

     Net cash used in investing activities amounted to E505 million in 2000 compared to a cash inflow of E257 million in 1999.

     The major factors influencing cash flows from investing activities in 2000 were the acquisitions of the PVOH business (E359 million) and Axiva GmbH (E38 million). These uses were partially offset by net proceeds of E90 million from discontinued operations including the 2000 sales of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Purchases and sales of marketable securities conducted by the captive insurance companies almost offset in 2000, resulting in a net cash outflow of E7 million.

     Capital expenditures on property, plant & equipment decreased to E235 million in 2000, compared to E262 million in 1999. This decrease was reflected in all segments, except for the Ticona segment.

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

     Net Cash Provided by (Used in) Financing Activities

     Net cash provided by (used in) financing activities increased to a cash inflow of E77 million in 2000 from a cash outflow of E72 million in 1999.

     The main factor affecting cash inflows from financing activities was proceeds received from debt financing amounting to E271 million. By drawing on Celanese's credit facilities and utilizing cash reserves, Celanese financed the acquisitions mentioned above, the payment of special charges and the 2000 share buy back program, under which approximately 10% of the shares outstanding were repurchased.

     Net cash used in financing activities increased by E27 million to E72 million in 1999 from E45 million in 1998.

     The net cash flow from financing activities in 1999 was significantly affected by the collection of demerged receivables and other financing receivables from Hoechst amounting to E706 million. The majority of this cash inflow, as well as the cash inflows from the divestiture program amounting to E913 million, were used to repay debt in the fourth quarter of 1999. The debt level peaked in the third quarter, primarily as a result of the financing of the acquisition of the minority interests in Celanese Canada. Amounts which could not be used to repay debt increased the cash balance to E378 million. In connection with the refinancing of certain portions of external debt triggered by the demerger, early extinguishment charges amounting to E15 million, net of tax, were reported as extraordinary expense.

     Short-term and Long-term Borrowings

     Celanese's combined debt primarily consists of commercial paper, bank loans, notes with affiliates, term notes, and pollution control and industrial revenue bonds. Celanese had a U.S. $700 million (E752 million) commercial paper program at December 31, 2000. As of December 31, 2000, there were E20 million of borrowings against the commercial paper program. Celanese maintains committed back up facilities, revolving credit lines and term loans with several banks aggregating E2,130 million at December 31, 2000; the aggregate unused part thereof amounted to E1,634 million, of which U.S. $700 million (E752 million) was used as credit back-up for Celanese's commercial paper program. Celanese had outstanding letters of credit amounting to E171 million at December 31, 2000 and E109 million at December 31, 1999. The loans are principally denominated in U.S. dollars, euro, South African rand and British pound sterling. Total debt increased to E1,165 million at December 31, 2000 from E948 million at December 31, 1999. This increase is primarily attributable to the PVOH acquisition, the payment of special charges, and the share buy back program mentioned above.

     Certain affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payable for these agreements from Celanese to its affiliates of E283 million and E302 million in 2000 and 1999, respectively, is included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at comparable levels in 2001.

     Total Shareholders' Equity

     Prior to the effective date of the demerger, combined equity represented Celanese's historical equity in the businesses and activities, which were demerged to form Celanese (See Note 4 to the Consolidated Financial Statements).

     At December 31, 2000, shareholders' equity amounted to E2,843 million, compared to E2,866 million at December 31, 1999. The decrease was primarily attributable to the purchase of treasury stock, which was partially offset by the positive impact of foreign currency translations and current year earnings.

     At December 31, 1999, shareholders' equity amounted to E2,866 million, compared to E2,736 million at December 31, 1998. The increase was primarily attributable to the positive impact of foreign currency translations, which was partially offset by the net loss for 1999.

     On the basis of the Consolidated Financial Statements, at December 31, 1998, shareholders' equity amounted to E2,736 million, compared to E1,250 million at December 31, 1997. This increase was due principally to a positive impact of E1,617 million resulting from net transactions with Hoechst, partially offset by the net loss for 1998 of E44 million. The Hoechst transactions principally included the contribution of the minority interest of our Mexican subsidiary, Grupo Celanese, which was not already owned by Celanese of E643 million, the contribution of Hoechst receivables of E384 million, the transfer of other businesses from Celanese to Hoechst of E350 million and the recognition of a deferred tax asset in connection with the contribution of Hoechst's investment in Dyneon of E109 million.

     For the year 2000, Celanese intends to pay a dividend of E0.40 per share, totaling E20 million, subject to shareholder approval, in May 2001.

ENVIRONMENTAL MATTERS

     In 2000, Celanese's worldwide expenditures, including expenditures for third party and divested sites, for compliance with environmental regulations and internal company initiatives totaled E82 million, of which E8 million was for capital projects. In 2001, total environmental expenditures are expected to be approximately E90 million, of which E13 million is for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2001, management believes that the current spending trends will continue.

     The total environmental costs charged to operations for remediation efforts amounted to E23 million in 2000, E77 million in 1999 and E94 million in 1998. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for fixed period remediation projects using a 6% discount rate.

MARKET RISKS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates and interest rates. Celanese has in place policies of hedging against changes in currency exchange rates and interest rates as described below.

     Foreign Exchange Risk Management

     Prior to January 1, 1999, Celanese's reporting currency was the DM, but since the adoption of the euro by Germany and the other euro zone countries on that date, Celanese's reporting currency has been the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Mexican peso, Japanese yen, British pound sterling, Australian dollar and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese implemented a centralized hedging strategy in which foreign currency denominated receivables or liabilities booked by the operating entities will be hedged on a consolidated basis.

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

Fluctuations in these currencies' values against the euro, and in the past against the DM, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. As noted above, for periods prior to January 1, 1999, Celanese's Consolidated Financial Statements have been restated from DM into euro. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased net sales by approximately 11% in 2000 and that the translation effects of changes in the value of other currencies against the euro reduced the fall in net sales by approximately 3% in 1999. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 6% in 2000. Celanese's exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Celanese's policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year (See Note 22 to the Consolidated Financial Statements).

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

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("Statement 138") were issued by the Financial Accounting Standards Board in June 1998 and June 2000, respectively. These statements standardize the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

     Celanese adopted Statement 133, as amended by Statement 138, on January 1, 2001, and accordingly will apply the standards of the Statements prospectively. Upon adoption, Celanese will record a net transition adjustment gain of E8 million, net of related income tax of E4 million in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of Statements 133 and 138 will result in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities.

     Pursuant to Statements 133 and 138, Celanese does not expect that the adoption will materially increase the volatility of reported earnings. Volatility of accumulated other comprehensive income (loss) is expected to increase. In general, the amount of volatility will vary with the level of derivative activities during any period. Celanese believes it is not likely that these amounts will be material in the future.

OUTLOOK

     Celanese is transforming itself into a less cyclical, higher value added chemical company. To enhance profitability and long-term value, Celanese will continue to refocus its business portfolio and pursue opportunities as they arise in the market. Celanese will continue to strengthen its core businesses and focus on cost savings as well as working capital optimization. As energy and hydrocarbons costs are expected to remain at a high level, we will continue a product pricing policy which attempts to recover raw material price increases.

     Celanese expects its first half 2001 results will be burdened by the high cost of energy and hydrocarbons, the effects of the slowing U.S. economy and the aforementioned supply difficulties at its acetic acid plant in Singapore. Based on ongoing price increase initiatives, continuous cost cutting and working capital improvements, Celanese is targeting its full year 2001 earnings per common share from continuing operations to grow by a double-digit percent.

     Forward-Looking Statements May Prove Inaccurate

     This report contains certain forward-looking statements and information relating to Celanese that are based on the beliefs of its management as well as assumptions made by and information currently available to Celanese. These statements include, but are not limited to, statements about Celanese's strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and similar expressions, as they relate to Celanese or its management, are intended to identify forward-looking statements. These statements reflect the current views of Celanese with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

     Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

     - changes in general economic, business and political conditions in the countries or regions in which Celanese operates

     - the length and depth of product and industry business cycles particularly in the automotive, electrical, construction and textile industries
     - changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal and electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe
     - the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases
     - the ability to maintain plant utilization rates and to implement planned capacity additions and expansions
     - the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants
     - the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants
     - increased price competition and the introduction of competing products by other companies
     - the ability to develop, introduce and market innovative products and applications, particularly in the Technical Polymers Ticona and Performance Products segments
     - changes in the degree of patent and other legal protection afforded to Celanese's products
     - potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities
     - potential liability for remedial actions under existing or future environmental regulations
     - potential liability resulting from pending or future litigation, or from changes in the laws or policies of governments or other governmental activities in the countries in which Celanese operates
     -  changes in currency exchange rates and interest rates
     - changes in the composition of Celanese and the successful completion of acquisitions, divestitures and joint venture activities
     - various other factors, both referenced and not referenced in this Annual Report

     Many of these factors are macroeconomic in nature and are, therefore, beyond the control of Celanese's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual results, performance or achievements of Celanese may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Celanese does not intend, and does not assume any obligation, to update these forward-looking statements, which speak only as of their dates.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The current members of the Celanese management board, their respective ages as of March 16, 2001 and their functions are as follows:

Claudio Sonder..........  Age:                             58
                          First Elected:                   1999
                          Function:                        Chairman of the Celanese Management Board
                          Supervisory Board
                          Memberships/Directorships:       Dresdner Bank Lateinamerika AG, Ibero-Amerika
                                                           Verein e.V.
Perry W. Premdas........  Age:                             48
                          First Elected:                   1999
                          Function:                        Chief Financial Officer; Responsible for Acetate
                                                           Products segment
Edward H. Munoz.........  Age:                             57
                          First Elected:                   1999
                          Function:                        CEO, Ticona; Responsible for the Technical
                                                           Polymers Ticona segment
                          Supervisory Board
                          Memberships/Directorships:       eGlobalChem, Polyplastics Company Ltd.
Dr. Ernst Schadow.......  Age:                             58
                          First Elected:                   1999
                          Function:                        Director of Personnel, Affiliates, Environmental
                                                           Health and Safety Affairs, Infrastructure and
                                                           Technology
                          Supervisory Board
                          Memberships/Directorships:       Gerling-Konzern Allgemeine Versicherungs-AG, TUEV
                                                           Sueddeutschland Holding AG, Johann Wolfgang Goethe
                                                           University Hospital
David N. Weidman........  Age:                             45
                          First Elected:                   2000
                          Function:                        CEO, Celanese Chemicals; Responsible for the
                                                           Acetyl Products and Chemical Intermediates
                                                           segments

     Claudio Sonder served on the Hoechst management board from 1996 until October 1999. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst's Ticona business segment, which is now reported by Celanese under the Technical Polymers Ticona segment, and its Celanese business segment, which is now largely reported by Celanese under the Acetyl Products, Chemical Intermediates and Acetate Products segments. Mr. Sonder worked with Hoechst's industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994.

     Perry W. Premdas was senior executive vice president and chief financial officer of Centeon LLC, Hoechst's blood plasma protein joint venture with Rhone-Poulenc, from 1997 to 1998. From January 1, 1999 until the demerger, he was on a special assignment at Hoechst relating to the demerger. In his 24 years with Celanese, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation's Printing Products Division from 1992 to 1995.

     Edward H. Munoz has been the chief executive officer of Technical Polymers Ticona since January 1, 1999. Previously, he was the president of worldwide technical fibers for Trevira, Hoechst's former global polyester fibers and resins business, where he also led the strategy group for divesting Trevira. Mr. Munoz worked with the industrial businesses of Hoechst and the former Celanese Corporation for almost 30 years in the United States, Mexico and Germany. He served as president of Hoechst's pigments strategic business unit in Frankfurt, Germany from 1995 to 1997, as director general of Celanese Mexicana from 1993 to 1995, and as president of Hoechst Celanese Corporation's Advanced Materials Group from 1991 to 1993.

     Dr. Ernst Schadow was a member of Hoechst's management board from 1988 until the demerger, serving as director of personnel and having responsibility for environmental health and safety affairs, Aventis Research & Technology, Messer, Uhde, Wacker and the InfraServ companies in Germany. From 1985 to 1988, he was head of Hoechst's Chemicals Division. In his 26 years with Hoechst, he also held positions in corporate planning for Hoechst and in production and technology for Hoechst's Chemicals Division.

     David Weidman was named the chief executive officer of Celanese Chemicals on September 1, 2000. Before joining Celanese, he was a member of Honeywell/Allied Signal's corporate executive council and the president of its performance polymers business since 1998. Mr. Weidman joined Allied Signal in 1994 as vice president and general manager of performance additives and became president and general manager of fluorine products in 1995. Mr. Weidman began his career in the chemical industry with American Cyanamid in 1980. He served as vice president and general manager of the fibers division from 1990 to 1994, as vice president and general manager of Cynamid Canada from 1989 to 1990, and as managing director of Cyanamid Nordiska in Stockholm, Sweden from 1987 to 1989.

     The incumbent members of the supervisory board of Celanese, their respective ages as of March 16, 2001 and their principal occupations are as follows:

Dr. Guenter Metz,..............  Age:                             65
  Chairman                       First Elected:                   1999
                                 Principal Occupation:            Former deputy chairman of the supervisory
                                                                  board of Hoechst AG
                                 Supervisory Board
                                 Memberships/Directorships:       Aventis S.A., Schenker AG, Zuerich Agrippina
                                                                  AG
Reiner Nause*..................  Age:                             55
  Deputy Chairman                First Elected:                   1999
                                 Principal Occupation:            Technician, Chairman of the central workers'
                                                                  council of Celanese Chemicals Europe GmbH
Dr. Hanswilhelm Bach*..........  Age:                             53
                                 First Elected:                   1999
                                 Principal Occupation:            Graduate chemist, Chairman of the Senior
                                                                  Executives' Committee of Celanese Chemicals
                                                                  Europe GmbH, Oberhausen site
Khaled Saleh Buhamrah..........  Age:                             57
                                 First Elected:                   1999
                                 Principal Occupation:            Chairman and managing director of
                                                                  Petrochemical Industries Company, Kuwait
                                 Supervisory Board
                                 Memberships/Directorships:       Kuwait Petroleum Corporation
Gerd Decker*...................  Age:                             57
                                 First Elected:                   1999
                                 Principal Occupation:            Electrician, Chairman of the workers'
                                                                  council of Trespaphan GmbH
Armin Droth*...................  Age:                             46
                                 First Elected:                   2000
                                 Principal Occupation:            Electrical Engineer, Member of the workers'
                                                                  council of Celanese Chemicals Europe GmbH,
                                                                  Frankfurt Site

---------------

*   Representative of the employees

Alan R. Hirsig................  Age:                            61
                                First Elected:                  1999
                                Principal Occupation:           Former president and chief executive officer of
                                                                ARCO Chemical Company, United States
                                Supervisory Board
                                Memberships/Directorships:      Checkpoint Systems Inc., Hercules Inc.,
                                                                Philadelphia Suburban Corporation
Dr. Joannes C. M. Hovers......  Age:                            57
                                First Elected:                  1999
                                Principal Occupation:           Former chief executive officer of Oce N.V., the
                                                                Netherlands
                                Supervisory Board
                                Memberships/Directorships:      Ericsson Telecommunicatie B.V., GTI N.V.,
                                                                Koninklijke Grolsch N.V., Kusters Engineering
                                                                B.V., Mignoz en De Block N.V., MPE Group N.V., De
                                                                Nederlandsche Bank N.V., Randstad Holding N.V.,
                                                                Tilburg University (KUB)
Ralf Sikorski*................  Age:                            39
                                First Elected:                  1999
                                Principal Occupation:           Deputy Regional Head of IG BCE, Hessen
Dr. Alfons Titzrath...........  Age:                            69
                                First Elected:                  1999
                                Principal Occupation:           Chairman of the supervisory board of Dresdner Bank
                                                                AG, Germany
                                Supervisory Board
                                Memberships/Directorships:      Allianz AG (Deputy Chairman), Muenchner
                                                                Rueckversicherungs-Gesellschaft AG, VAW aluminium
                                                                AG
Kendrick R. Wilson III........  Age:                            54
                                First Elected:                  1999
                                Principal Occupation:           Managing director, Financial Institutions Group,
                                                                Goldman, Sachs & Co., United States
                                Supervisory Board
                                Memberships/Directorships:      Anthracite Capital Corp. LLC, American Marine
                                                                Holdings Corp.
Werner Zwoboda*...............  Age:                            59
                                First Elected:                  1999
                                Principal Occupation:           Chairman of the central workers' council of Ticona
                                                                GmbH

---------------
* Representative of the employees

COMPENSATION OF DIRECTORS AND OFFICERS

  Supervisory Board

     Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for 2000, amounted to E62,000 for the Chairman, E46,500 for the Deputy Chairman and E31,000 for all other members of the Celanese supervisory board. To the extent that on the due date Celanese has shares of its own that it may use for this purpose, half of these fixed annual amounts are paid in Celanese ordinary shares with the remainder paid in cash. In addition, for each Celanese supervisory board meeting, members receive a meeting fee of E3,000 for the Chairman, E2,250 for the Deputy Chairman and E1,500 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to E3,000 for the chairman of the committee and E1,500 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts. They also participate in a stock appreciation rights plan, the broad terms of which are similar to the long-term incentive plans described below. For 2000, the aggregate compensation of the members of the supervisory board amounted to approximately E0.6 million. According to

German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board for 2000 was approved at the May 10, 2000 annual general meeting of shareholders.

Management Board

     The aggregate amount of compensation paid during 2000 to the members of the Celanese management board was E4 million. The aggregate amount accrued by Celanese during 2000 to provide pension, retirement and similar benefits for the members of the management board was E5 million.

Board Service Agreements

     Celanese AG has entered into service agreements with members of the management board. These agreements establish the following four principal elements of compensation:

     - BASE SALARY: Base salary is established based on a comparative analysis of base salaries paid within a selected peer group of international companies.

     - ANNUAL BONUS: The bonus is based on Celanese's EBITDA, excluding special charges, the operating results of the relevant business unit and the personal performance of the participating executive. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved. In 2000, such bonus payments could account for up to 80 percent of the executive's base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

     - LONG-TERM INCENTIVE PLANS: The long-term incentive plans are stock appreciation rights plans which are based on the appreciation of Celanese AG ordinary shares and further described under Incentive Plans below. In 1999 Celanese AG granted management board members as a group 459,000* stock appreciation rights at a base price of E16.37 per share. In 2001 Celanese granted management board members as a group 414,400 stock appreciation rights at a base price of E19.56 per share.

     - EQUITY PARTICIPATION PLAN: All management board members have committed to take part in the equity participation plan, a stock appreciation rights plan further described under Incentive Plans below. Under this plan a defined amount of money must be invested in Celanese shares over a one to two year period. Each management board member must hold his shares as long as he is a member of the management board. The management board as a group received 275,000 stock appreciation rights under this plan.

Service Contracts

     In accordance with German practice and the terms of their employment, members of Celanese's management board are entitled to severance payments if Celanese terminates their employment before they are entitled to receive retirement or pension benefits, or if they are entitled under German law to terminate their employment with Celanese for good reasons. In either case, the severance payment is based on a multiple of one to two times the member's annual compensation, including salary, bonus payments for the current year, and the current value of stock appreciation rights and stock options. The multiple declines as the member nears retirement age. Members of Celanese's supervisory board are not entitled to severance payments.

INCENTIVE PLANS

     An important component of Celanese's compensation programs is to provide additional encouragement for attaining Celanese's annual as well as longer-term objectives. These incentive plans are designed to attract,

---------------

* This amount includes stock appreciation rights granted to one management board member who retired as of September 1, 2000 and who exercised his stock appreciation rights at the time of his retirement.

retain and motivate executives and staff committed to achieving performance-related targets that enhance in a sustainable manner the value of an investment in Celanese shares.

     Employees participate in the benefits of achieving financial and business performance targets through annual incentive plans. The Celanese management board approved two stock appreciation rights plans in 1999, one being an equity participation plan and the other being a long-term incentive plan, both of which took effect on October 25, 1999. In January 2001, the Celanese management board approved a second similar long-term incentive plan which took effect on January 15, 2001. Under all three plans, grants are made for only a limited period of time.

     In 1999, the Celanese management board and executives of Celanese worldwide (totaling approximately 1,500 employees) were eligible to participate in the equity participation plan, which gives the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants must invest over a one or two year period a defined amount of money in Celanese shares. The number of stock appreciation rights to be granted is defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore, potentially entitling participants to receive 2.6 million stock appreciation rights.

     Celanese management board members and senior executives worldwide participate in two long-term incentive plans, which give the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plans are identical to the equity participation plan, except that they do not require an investment in Celanese shares by the participants. The base price under the 1999 long-term incentive plan as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and was set at E16.37 per share. At October 25, 1999, approximately 2.6 million stock appreciation rights were awarded to 168 employees. The base price under the 2000 long-term incentive plan was based on the average prices for the 20 trading days of Celanese ordinary shares immediately preceding January 15, 2001 and was set at E19.56 per share. At January 15, 2001, approximately 2 million stock appreciation rights were awarded to 170 employees.

     Under all three plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese. Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to certain limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese's peer group companies as defined by Celanese's management board*. Celanese offset its exposure under the 1999 plans by purchasing in the market call options covering Celanese shares, and then exercising the options for shares as part of its share buy-back program. The board of management has authorized Celanese to purchase in the market up to one million call options on its own shares to cover its financial exposure under the 2000 long-term incentive plan. See "Item 5. Operating and Financial Review and Prospects -- Market Risk", and for additional information related to incentive plans, see
Note 20 to the Consolidated Financial Statements.

BOARD PRACTICES

     As required by the German Stock Corporation Act (Aktiengesetz), Celanese has a two-tier board system consisting of a management board (Vorstand) and a supervisory board (Aufsichtsrat). The Celanese management board is responsible for managing Celanese and representing Celanese in its dealings with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese management board and oversees the management of Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Pursuant to the rules of procedure of the Celanese management and supervisory boards, the Celanese management board must obtain the prior consent

---------------

* The peer group currently consists of Dow, DSM, Eastman, Georgia Gulf Corp. (Solutia, Inc. is substituted for Georgia Gulf Corp. in the peer group for the 2000 long-term incentive plan), ICI, Lyondell Chemical Co., Methanex, Rhodia, and Millennium.

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

Management Board

     The Celanese management board currently consists of five members who were appointed by the Celanese supervisory board. Four members were appointed on September 1, 1999 with immediate effect for a period of three years commencing upon the effectiveness of the demerger. Mr. Weidman was appointed on September 1, 2000, with immediate effect for a period of three years.

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

     Celanese management board decisions are made by a simple majority vote, unless the law requires otherwise. In the event of a tie vote, the Chairman of the Celanese management board has the deciding vote.

     Celanese's management board is mainly comprised of persons who are responsible for the management of Celanese's operating businesses and corporate functions. The terms of all members of the Board of Management will expire in 2002, except for that of Mr. Weidman, whose term will expire in 2003.

Supervisory Board

     Celanese has approximately 3,900 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-Determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board consists of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employees must be employees of Celanese, whereas the remaining two must be union representatives. Blue collar (Arbeiter) and white-collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.

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

     The composition of the Celanese supervisory board under the German Co-Determination Law was confirmed in a special status proceeding (Statusverfahren) according to Section 97 of the German Stock Corporation Act. Furthermore, the employee representatives were initially appointed to the Celanese supervisory board under Section 104 of the German Stock Corporation Act by the local court in Frankfurt for an interim period until Celanese's employees in Germany elected new representatives in accordance with the provisions of the German Co-determination Act. These elections were held in May 2000. Employees of Celanese outside Germany are not entitled to participate in these elections. Reiner Nause was elected Deputy Chairman of the supervisory board at the meeting of the supervisory board of Celanese on December 14, 1999.

     For information on service contracts between Celanese and the members of its management board, see "Compensation of Directors and Officers."

     The Supervisory Board maintains the following standing committees:

     Finance and Audit Committee. In order to prepare the resolutions of the supervisory board on these issues, the finance and audit committee reviews in advance the annual financial statements, the consolidated annual financial statements, the management report, the consolidated management report and the proposals to be made to the annual general shareholders' meeting for the appropriation of the Company's profit and for the election of the external auditors. The finance and audit committee also assesses the processes relating to the Company's risk management and internal control systems, oversees financial reporting processes and accounting practices and evaluates the internal and external audit processes and plans. Members of the finance and audit committee are: Alfons Titzrath (Chairman), Hanswilhelm Bach, Gerd Decker, Guenter Metz, and Kendrick Wilson. The finance and audit committee met twice during 2000.

     Personnel and Compensation Committee. The task of the personnel and compensation committee is to prepare resolutions of the supervisory board on personnel matters. In addition to that, the personnel and compensation committee resolves upon the adoption, amendment and termination of service agreements with the members of the management board, as well as any dealings or proceedings between them and the Company. The personnel and compensation committee also resolves upon contracts and acts of members of the management and supervisory boards which, according to German law, require the approval of the supervisory board. Members of the personnel and compensation committee are: Guenter Metz (Chairman), Alan Hirsig, and Reiner Nause. The personnel and compensation committee met four times during 2000.

EMPLOYEES

     As of December 31, 2000, Celanese had approximately 13,200 employees worldwide employed in continuing businesses, which represents a decrease of 11.4% compared to year end 1999. Celanese had about 8,350 employees in North America, 4,500 employees in Europe, 170 employees in Asia and 180 employees in the rest of the world. The following table sets forth the number of employees on a continuing basis as of December 31, 2000, 1999, and 1998.

                          EMPLOYEES AS OF DECEMBER 31,

                                                 2000      1999      1998
                                                ------    ------    ------
North America...............................     8,350     9,700    10,700
  thereof USA...............................     5,700     6,300     7,300
  thereof Canada............................       650     1,000       900
  thereof Mexico............................     2,000     2,400     2,500
Europe......................................     4,500     4,900     4,800
  thereof Germany...........................     3,900     3,900     3,300
Asia........................................       170       140        80
Rest of World...............................       180       160       220
                                                ------    ------    ------
Total Celanese Employees....................    13,200    14,900    15,800
                                                ======    ======    ======

     Many of Celanese's employees are unionized, particularly in Germany, Canada, Mexico, Brazil, Belgium and France. However, in the United States, fewer than one quarter of Celanese's employees are unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as worker's councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year, while in the United States a three year term for collective bargaining agreements is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

SHARE OWNERSHIP

     During 2000, 2,486 shares were issued to members of Celanese's supervisory board as a part of their annual compensation. See "Item 6. Directors, Senior Management & Employees -- Compensation."

     As of February 22, 2001, members of the supervisory and management boards of Celanese as a group owned 144,757* Celanese Ordinary Shares. This represented approximately .29% of all outstanding shares.

     As part of its value based management approach, Celanese supports employee stock ownership. Celanese has therefore instituted a number of employee stock purchase plans for employees who are not eligible to participate in the stock appreciation rights plans mentioned above. Under these employee stock purchase plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35% rebate from Celanese, based on the amount invested. Most United States employees also have the option of making their investment directly through a broker or through the Company Stock Fund which was established in April 2000 as a part of the Celanese Americas Retirement Savings Plan. The Company Stock Fund invests primarily in Celanese Ordinary Shares. As of December 31, 2000, approximately 3,200 employees had purchased a total of approximately 315,000 shares under these stock purchase plans. Approximately 11,000 employees are eligible to participate in the 2000 stock purchase plans that commenced on January 15, 2001 and cover investments made in Celanese Ordinary Shares from

---------------

* This amount does not include approximately 3,500 shares held by one officer in the Company Stock Fund of the Celanese Americas Retirement Savings Plan.

January 15, 2001 through March 16, 2001. See also "Incentive Plans" and Note 20 to the Consolidated Financial Statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The capital stock of Celanese consists of ordinary shares, no par value (Stueckaktien), which are issued in registered form.

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

     The table below sets forth, as of February 22, 2001, the number of Celanese ordinary shares held by holders of more than 5 percent of Celanese ordinary shares and their percentage ownership based on 50,326,355 Celanese ordinary shares outstanding as of December 31, 2000:

Identity of Person or Group                           Shares Owned    Percent
---------------------------                           ------------    -------
Kuwait Petroleum Corporation ("KPC")..............     14,400,000      28.6%
FMR Corporation+..................................      2,776,689       5.5%
First Pacific Advisors, Inc.++....................      2,801,900       5.6%

There have been no significant changes in the percentage ownership held by KPC. However, as a result of the Company's share buy-back program, KPC's percentage ownership of outstanding shares increased from 25.8% to 28.6% by September 2000.

     As of March 1, 2001, Celanese had approximately 125,000 shareholders. Approximately 7,000 of these shareholders were U.S. registered holders. Based on the share register, approximately 19 percent of Celanese ordinary shares were held by U.S. holders as of that date.

     Celanese has been informed that KPC, which is controlled by the Government of Kuwait, had direct shareholdings representing approximately 28.6 percent of the outstanding Celanese shares as of February 20, 2001. Celanese is not aware of any voting agreements or other agreements of any kind between KPC and any of Celanese's other shareholders. There is one KPC representative serving as a shareholder representative on the supervisory board; however, KPC does not have the voting power to ensure the election of its representative to the supervisory board. KPC may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75 percent of the votes cast or, as the case may be, 75 percent of the share capital represented at the meeting. See "Item 6. Directors, Senior Management and Employees."

RELATED PARTY TRANSACTIONS

     As part of Celanese's cash management strategy, short-term borrowings are made with affiliates. These balances were E283 million and E302 million at December 31, 2000 and 1999, respectively. As of March 16,

---------------

+ FMR Corporation's Schedule 13G filed with the Commission on February 14, 2001 states that it owns 2,776,689 Celanese Ordinary Shares, which corresponds to an ownership percentage of 4.97%. This percentage is based on 55,915,369 shares of Celanese AG which were issued and outstanding prior to Celanese's share buy-back program. FMR Corporation's Schedule 13D filed with the Commission on January 14, 2000 states that FMR Corporation and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. FMR Corporation filed the Schedule 13D on a voluntary basis as if all of the shares are beneficially owned by FMR Corporation and Fidelity International Limited on a joint basis.

++ According to First Pacific Advisors, Inc.'s Schedule 13G filed with the
   Commission on February 12, 2001, First Pacific holds shared voting power over 1,555,700 shares and shared dispositive power over 2,801,900 shares of Celanese AG.

2001, short-term borrowings from affiliates was E290 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average interest rates on these borrowings were 4.8 percent and 3.3 percent in 2000 and 1999, respectively.

     Celanese has not entered into any material transactions in the last three years in which any shareholder or member of its management or supervisory boards, or any associate of any shareholder or member of its management or supervisory boards has or had any interest. No shareholder or member of its management or supervisory boards or associate of any shareholder or member of its management or supervisory boards is or was during the last three years indebted to Celanese. However, Dresdner Bank Aktiengesellschaft and Goldman, Sachs & Co. and their subsidiaries provided various financial and investment advisory services to Celanese in 2000, for which they were paid reasonable and customary fees. Alfons Titzrath, Chairman of the Supervisory Board of Dresdner Bank, and Kendrick R. Wilson, III, Managing Director, Financial Institutions Group of Goldman Sachs, have each been appointed to Celanese AG's Supervisory Board as a shareholder representative.

ITEM 8.  FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and pages F-1 through F-44 for Consolidated Financial Statements and Other Financial Information.

EXPORT SALES

     In 2000, approximately E482 million or 20 percent of all U.S. sales and approximately E873 million or 58 percent of all German sales were export sales.

LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment.

     Plumbing Actions

     CNA Holdings, Inc., a Delaware corporation ("CNA Holdings"), along with Shell, DuPont and others, have been the defendants in a series of lawsuits alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since Ticona ceased selling the acetal copolymer for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

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

     - the U.S. District Court of the Eastern District of Texas, Texarkana Division.

     A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County.

     A putative class action of insurance companies with respect to subrogation claims was brought before the United States District Court for the District of New Jersey. The court denied class certification in April 2000 and the plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company) with respect to its subrogation claims is still pending in the Superior Court of New Jersey, Camden.

     A putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County was certified on behalf of homeowners who claimed to have opted out of the national settlement discussed below. The Fifth District Court of Appeals for the State of Florida reversed that ruling in an en banc order filed in February 2000, and the Florida Supreme Court denied the plaintiffs' appeal of that ruling in September 2000. The plaintiffs subsequently attempted certification of a redefined class in the trial court, but the court denied that motion.

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

     In 1995, CNA Holdings and Shell settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed E169 million. These claimants are also eligible for a replumb of their homes in accordance with terms similar to those of the national class action settlement.

     In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure led to a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for these claims. However, in January 2000, CNA filed a motion in Superior State Court in Wilmington, Delaware to set a trial date with respect to this lawsuit against one insurer, asserting that the settlement is void because the insurer refused to make the required "coverage in place" payments to CNA. The court is still considering this motion.

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

     Fugitive Emissions Standards

     In 1990, the EPA issued a notice of violation to CNA Holdings alleging that its Rock Hill, South Carolina plant was subject to a fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three facilities that used benzene: Rock Hill, South Carolina, Narrows, Virginia and Bishop, Texas.

     In 1992, 1993 and 1995, the United States Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties. In May 2000, the parties agreed to a global settlement pursuant to which each case would be dismissed with prejudice in exchange for civil payments in the amounts of $300,000 each for the Bishop, Texas and Narrows, Virginia plants and $400,000 for the Rock Hill, South Carolina plant.

     Sorbates Antitrust Actions

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH ("Nutrinova GmbH"), then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal Government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Federal Government agreed to recommend that the U.S. District Court fine Hoechst E31 million, payable over five years. Hoechst also agreed to cooperate with the U.S. Federal Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea in June 1999 and imposed a penalty as recommended in the plea agreement.

     In addition, the following civil antitrust actions seeking monetary damages and other relief for alleged conduct involving the sorbates industry have been filed in California, Tennessee, Wisconsin and Kansas, as well as in the Canadian provinces of Ontario and Quebec, naming Nutrinova and other Hoechst and Celanese subsidiaries as defendants.

     - Five actions, four filed in Superior Court of the State of California, relating to indirect purchasers of sorbates in California, were consolidated into a single action in May 1999. In June 2000, the parties entered into a settlement agreement, subject to court approval, pursuant to which Hoechst and Nutrinova paid $1,826,000.

     - Kelley Supply, Inc. v. Nutrinova Inc. and Hoechst AG was filed on July 1, 1999 in the Circuit Court for the State of Wisconsin, Dane County. The parties entered into a settlement agreement of this matter in February 2001 encompassing claims for indirect purchasers of sorbates in 12 U.S. states. The settlement agreement is subject to final court approval. Pursuant to this agreement, the combined payment for Hoechst and Nutrinova is $2 million (E2 million).

     - Weinberger v. Eastman Chemical Company, filed on November 8, 2000 in the Circuit Court for the State of Wisconsin, Dodge County. This action is in the early stages of litigation.

     - Williams Foods, Inc. v. Eastman Chemical Co., and others, was filed on December 3, 1999 in the District Court of the State of Kansas, Johnson County. This action is in the early stages of litigation.

     - Orlando's Bakery v. Nutrinova GmbH, et. al. was filed on February 24, 1999 in the 20th Judicial District, Chancery Court in Nashville, Tennessee. The parties entered into a settlement agreement of this matter in November 2000 encompassing claims for persons in Tennessee. The settlement agreement is subject to final court approval. Pursuant to this agreement, the combined payment for Hoechst and Nutrinova entities is less than $1 million (E1 million).

     - Hodge v. Eastman Chemical Company was filed on November 2, 1998 in the Circuit Court of Tennessee. While this action originally named only Eastman as a defendant, the plaintiffs amended their complaint on October 26, 2000 to name Hoechst AG, CNA Holdings, Nutrinova Inc., Nutrinova GmbH and others as defendants. Additionally, the amended complaint is also brought on behalf of two direct purchasers of sorbates. This action is still in the early stages of litigation.

     - Seven separate actions involving plaintiffs who purchased sorbates directly from manufacturers, their subsidiaries, and their agents in the United States from 1979 through 1997 were filed in the United States District Court for the Northern District of California, and were consolidated into one single action in June 1999. On March 9, 2000, Hoechst AG, Nutrinova, Inc., Nutrinova GmbH, CNA Holdings, and other defendants entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, which has finally been approved by the court, Hoechst AG and the named Celanese subsidiaries will make an approximately E20 million payment.

     - Civil suits against Hoechst were filed in the Superior Courts of Quebec, seeking CAD 600,000, and Ontario, seeking CAD 12,000,000 from Hoechst and other defendants to compensate classes of consumers in Quebec and Ontario. These actions are in the early stages of litigation.

     Although the outcome of the foregoing proceedings and claims cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on the results of operations or cash flows in any given period. In the Demerger Agreement, Hoechst agreed to pay 80 percent of liabilities that may arise from the government investigation and the civil antitrust actions related to the sorbates industry.

     Acetic Acid Patent Infringement Matter

     On February 7, 2001, Celanese filed a private criminal action for patent infringement against certain employees of China Petrochemical Development Corporation, or CPDC, in the Taiwan Kaohsiung District Court. Celanese is alleging that CPDC's employees infringed its ROC Patent No. 27572 covering the manufacture of acetic acid. On February 16, 2001, Celanese filed a Supplementary Civil Brief in the same court alleging damages against CPDC in the amount of about US$450,000,000 based on a period of infringement of 10 years, 1991-2000, and based on CPDC's own data and as reported to the Taiwanese SEC. The Celanese ROC patent was held valid by the Taiwanese Patent Office (IPO) on March 8, 2001, after 14 months of legal proceedings before the IPO based on two cancellation actions by CPDC.

DIVIDEND POLICY

     The payment and amount of any dividends depends on Celanese's current and future earnings, cash flow, financial condition and other factors. Dividends are subject to recommendation by the Celanese supervisory and management boards and the approval of the shareholders at Celanese's annual general meeting. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, as adopted and approved by resolutions of the Celanese management board and the Celanese supervisory board, not from the consolidated profits of Celanese.

     Holders of record of Celanese AG ordinary shares on the date of the general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Registrar Services GmbH as paying agent. In Germany, the payment will be made to the holder's depot bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder's account. For purposes of distribution in the United States, the dividend will be paid to Mellon Investor Services as U.S. transfer agent. For shareholders in the United States, the payment will be converted from euro into U.S. dollars. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Item 3. Key
Information -- Exchange Rate Information."

     At Celanese's annual general meeting of shareholders held on May 10, 2000, shareholders approved the management and supervisory boards' proposal to declare a dividend of E0.11 per share, payable as of May 11, 2000. Although the management board will propose the payment of a dividend of E0.40 per share to the shareholders at the annual general meeting to be held on May 9, 2001, there can be no assurance as to if dividends will be paid or their particular amounts in future years. The management of Celanese has indicated that in determining the dividend policy of Celanese, it will consider what portion of the cash flow generated by Celanese should be paid as dividends and what portion should be used in other ways to enhance shareholder value, such as through share repurchases, reduction of debt or capital investments. See "Item 5. Operating and Financial Review and Prospects."

SIGNIFICANT CHANGES

     On March 20, 2001, Celanese entered into an agreement whereby Celanese will receive a payment of approximately E35 million. This payment represents compensation related to operational problems at a supplier's Singapore facility through March 2001 (as discussed in Note 23 to the Consolidated Financial Statements.) Of this amount, approximately E31 million will be recognized in Celanese's first quarter 2001 operating results. The remainder was recognized in the fourth quarter 2000. See Note 23 to the Consolidated Financial Statements.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

     In connection with the demerger, the Celanese shares were listed on the Frankfurt Stock Exchange and on the New York Stock Exchange. Since the Celanese shares are in registered form, they were listed directly on the New York Stock Exchange without the creation of a depositary receipt facility. The Celanese shares trade on the New York Stock Exchange under the symbol "CZ" and on the Frankfurt Stock Exchange under the symbol "CZZ" and under the German securities code number (Wertpapierkennnummer) 575 300.

     The transfer agents for Celanese ordinary shares are Registrar Services GmbH in Germany (the "Transfer Agent") and Mellon Investor Services in the United States (the "U.S. Transfer Agent").

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG ("Deutsche Boerse"), is the most significant of the eight German stock exchanges and accounted for approximately 91 percent of the turnover in exchange-traded shares in Germany in 2000. As of December 31, 2000, the equity securities of 5,694 corporations, including 4,789 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but also change hands in interbank dealer markets.

     On behalf of the Frankfurt Stock Exchange, the Association of Members of the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the yearly high and low prices for all traded securities.

     A computerized trading system known as Xetra is operated by Deutsche Boerse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 8:00 p.m., Central European Time, on each business day. Celanese shares are traded through the Xetra system.

     Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, such as large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks' standard terms and conditions for securities transactions, customers' orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

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

     The tables below set forth, for the periods indicated, the high and low sales prices on the Xetra System for Celanese ordinary shares from October 25, 1999, the first day on which Celanese ordinary shares officially traded on the Xetra System, as reported by that exchange.

                                                                 PRICE PER
                                                               ORDINARY SHARE
                                                               --------------
                                                               HIGH      LOW
                                                               -----    -----
                                                                   (IN E)
Annual Highs and Lows
1999 (from October 25, 1999)...............................    18.43    14.20
2000.......................................................    25.25    16.50
Quarterly Highs and Lows
1999
  Fourth Quarter (from October 25, 1999)...................    18.43    14.20
2000
  First Quarter............................................    25.10    17.80
  Second Quarter...........................................    22.90    18.90
  Third Quarter............................................    21.80    16.20
  Fourth Quarter...........................................    21.62    18.43
2001
  First Quarter (through March 16, 2001)...................    21.20    17.70
Monthly Highs and Lows
2000
  July.....................................................    21.80    18.05
  August...................................................    19.65    16.20
  September................................................    20.20    18.35
  October..................................................    21.00    19.15
  November.................................................    21.62    18.55
  December.................................................    20.00    18.43
2001
  January..................................................    21.20    17.70
  February.................................................    20.39    18.30
  March (through March 16, 2001)...........................    19.70    19.20

     Based on turnover statistics supplied by both the Frankfurt Stock Exchange ("FSE") and an integrated computerized trading system operated by the Frankfurt Stock Exchange ("Xetra"), the average daily volume of Celanese ordinary shares traded between January 1, 2000 and December 31, 2000 was 23,015 on the FSE and 71,610 on Xetra.

     On March 16, 2001 the closing sales price per Celanese ordinary share on the Xetra System was E19.45, which was equivalent to U.S.$17.37 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under "Item 3. Key Information -- Exchange Rate Information" with respect to rates of exchange between the dollar and the euro.

TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Celanese ordinary shares on the New York Stock Exchange commenced on October 25, 1999.

     The following table sets forth, for the period indicated, the high and low sales prices per Celanese ordinary share, as reported on the New York Stock Exchange Composite Tape.

                                                                 PRICE PER
                                                               ORDINARY SHARE
                                                               --------------
                                                               HIGH      LOW
                                                               -----    -----
                                                                (IN U.S. $)
Annual Highs and Lows
1999 (from October 25, 1999)...............................    19.00    14.88
2000
Quarterly Highs and Lows
1999
  Fourth Quarter (from October 25, 1999)...................    19.00    14.88
2000
  First Quarter............................................    24.56    17.50
  Second Quarter...........................................    21.75    18.25
  Third Quarter............................................    20.69    14.88
  Fourth Quarter...........................................    18.56    16.38
2001
  First Quarter (through March 16, 2001)...................    19.94    16.19
Monthly Highs and Lows
2000
  July.....................................................    20.69    16.94
  August...................................................    17.75    14.88
  September................................................    17.75    16.00
  October..................................................    18.06    16.38
  November.................................................    18.44    16.38
  December.................................................    18.56    16.44
2001
  January..................................................    19.94    16.19
  February.................................................    18.60    16.96
  March (through March 16, 2001)...........................    18.45    17.50

     On March 16, 2001, the closing sales price per Celanese ordinary share on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was U.S.$17.61.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

Organization and Register

     Celanese AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). It is registered in the Commercial Register (Handelsregister) maintained by the local court in Koenigstein im Taunus, Germany, under the entry number HRB 5277.

Objects and Purposes

     Section 2 of Celanese AG's Articles of Association states that the company directs, as a holding company, a group of companies which conduct business, in particular, in the areas of chemicals and plastics. In addition, the company may conduct business itself in these or other areas. It is entitled to take all actions and measures which relate to or which otherwise directly or indirectly serve its objectives. Celanese AG may also form, acquire or participate in enterprises, or bring them together under common control, in particular with regard to enterprises operating in the areas of chemicals and plastics. It is entitled, mainly for investment purposes, to acquire interests in all kinds of enterprises. With regard to group companies and other enterprises in which it holds an interest, Celanese AG may restrict itself to the administration of its interests, as well as dispose of them.

Management and Supervisory Boards

     In carrying out their duties, members of both the Celanese management board and the Celanese supervisory board must exercise the standard of care of a prudent and diligent businessperson. Both the members of the Celanese management board and the members of the Celanese supervisory board owe a duty of loyalty and care to Celanese, and must act only in the interest of Celanese and not in his or her own or any third party's interest. The interests of Celanese are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Celanese management board and the Celanese supervisory board must take all these interests into account when taking actions or making decisions.

Interested Party Transactions; Loans to Board Members; Compensation

     According to the German Stock Corporation Act, the Celanese supervisory board shall represent the interests of the company in the event the company enters into a transaction or contract with a member of its management board. Any service or consulting agreement between the company and a member of its supervisory board must be approved by a resolution of the supervisory board. Further, a member of the management or supervisory board may not participate in any resolution that involves a transaction between the company and the member, nor the institution or settlement of legal proceedings between the company and the member. A member of the management or supervisory board who is also a shareholder may not vote his or her shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. The law also requires supervisory board approval for loans from the company in the amount greater than one month's salary to a member of the company's management board, as well as for loans from the company of any amount to members of the supervisory board or members of the families of management or supervisory board members. Compensation of supervisory board members requires shareholder approval.

Age Limit

     Celanese AG's Articles of Association do not mandate the retirement of directors under an age limit requirement.

Share Ownership Requirement

     Celanese AG's Articles of Association do not require members of its supervisory and management boards to be shareholders in the company. However, Celanese encourages management to purchase Celanese shares by offering members of its management board and executives worldwide the right to participate in an equity participation plan, which is a stock appreciation rights plan that requires the investment of a defined amount of money in Celanese shares over a one or two year period since its introduction in 1999. Members of the Celanese management board have committed to hold their Celanese shares for at least as long as they are members of the management board. Furthermore, Celanese may pay up to half of its supervisory board's fixed annual compensation in Celanese shares, provided it has shares available for this purpose.

     See also "Item 6. Directors, Senior Management and Employees" for further information about the Supervisory and Management Boards.

Ordinary Shares

     The share capital of Celanese AG consists of ordinary shares of no par value issued in registered form. Record holders of ordinary shares are registered in Celanese AG's share register (Aktienregister). The share register is administered on behalf of Celanese AG by Mellon Investor Services as transfer agent and registrar in the United States, and by Registrar Services GmbH, as transfer agent and registrar in Germany.

Dividends

     The supervisory and management boards ratify the financial statements for each fiscal year and recommend the disposition of all unappropriated profits for approval by shareholders at the annual general meeting, including the amount of net profits to be distributed as a dividend. Owners of Celanese AG ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend.

     Dividends are paid to shareholders in proportion to their ownership of the outstanding capital stock. However, in the event of an increase in capital, the articles of association permit the participation of the new shares in the profits of Celanese AG to be determined differently from that set forth in
Section 60 of the German Stock Corporation Act, which governs the allocation of dividends.

Voting Rights

     Each ordinary share entitles the owner to one vote at the general meeting. Cumulative voting is not permitted under German law. Celanese AG's Articles of Association provide that all resolutions of the general meeting may be passed by a simple majority of votes cast and, if a majority of capital is required, by a simple majority of the share capital represented in the meeting unless otherwise mandatorily required by law. German law mandatorily requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the shareholders' meeting at which the matter is proposed:

     - changing the objects and purposes provision in the articles of association,
     -  capital decreases,
     -  capital increases in the form of authorized and conditional capital,
     -  excluding preemptive rights of shareholders to subscribe for new shares,
     -  dissolution,
     -  a merger into, or a consolidation with, another stock corporation, and
     -  a transfer of all or virtually all of the assets.

Supervisory Board Terms

     Shareholders elect six of the twelve members of the Celanese AG supervisory board at the annual general meeting for a term that concludes at the termination of the annual general meeting that votes on the ratification of their acts for the fourth business year following the commencement of their term of office, not counting the business year in which that term begins. Shareholders at the annual general meeting may elect the shareholders' representatives to the supervisory board to a shorter term.

Liquidation

     If Celanese AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

Capital Increases

     The share capital may be increased in consideration of contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides the management board with the flexibility to issue new shares up to a maximum of 50 percent of the company's stated capital for a period of up to five years. Conditional capital allows the management board to issue new shares up to a maximum of 50 percent of the company's stated capital for specified purposes, including mergers and the issuance of shares upon conversion of option bonds and convertible bonds. In the case of issuing new shares for employee stock option plans no more than 10 percent of the company's stated capital may be authorized. Capital increases require an amendment of the Articles of Association approved, in the case of an authorized or conditional capital, by 75 percent of the issued shares present at the shareholders' meeting at which the increase is proposed. The management board must also obtain the approval of the supervisory board before issuing new shares out of authorized capital. Celanese AG's Articles of Association do not currently contain provisions for authorized or conditional capital; nor do they contain conditions regarding changes in the share capital that are more stringent than the law requires.

Redemption

     The share capital may be reduced by an amendment of the Articles of Association approved by 75 percent of the issued shares present at the shareholders' meeting. Shareholders may also authorize the management board for a period of up to 18 months to repurchase up to 10 percent of the issued and outstanding shares for a specific purpose, such as employee share grants or the cancellation of shares as may be authorized by the shareholders.

Changes in Shareholder Rights

     As a general rule, changes in shareholder rights require approval of all the shareholders affected. However, for some changes in shareholder rights (such as changes in the preferential rights of preferred shares), the law only requires a resolution to be passed by a specific majority of the affected shareholders present at a general meeting. In addition to such approval from the shareholders affected, the articles of association must be amended by a resolution of the majority of the share capital represented at the meeting.

Shareholder Meetings

     German law requires a company's annual general meeting to be held within the first eight months of each fiscal year. The management board, supervisory board, or shareholders owning an aggregate amount of at least 5% of the issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. Among other things, the annual general meeting is asked to approve the appointment of an independent auditor, ratify the actions of the management and supervisory boards during the prior year, approve the disposition of unappropriated profit, and, where required by law, approve the annual accounts.

     Those shareholders who are registered in the share register on the day of the general meeting and who have notified the company no later than on the third day prior to the general meeting shall be entitled to attend the general meeting and to exercise voting rights. Instead of voting in person at the general meeting, registered shareholders may issue voting instructions to the company's proxy committee or other proxies. The proxy must be signed in ink in accordance with the provisions of the German Stock Corporation Act, unless the company's articles of association provide otherwise. At Celanese AG's annual meeting held in May 2000, shareholders approved an amendment to the articles of association authorizing proxies to Celanese's proxy committee to be granted by e-mail with a digital signature or other technically customary proof of authenticity to be determined by Celanese. The amendment to the articles of association took effect on March 7, 2001, when the amendment was filed in the commercial register.

     Amendments to Celanese AG's Articles of Association may be proposed either by the supervisory board and the management board, or by a shareholder or group of shareholders holding at least 195,583 shares.

No Limitation on Foreign Ownership

     There are no limitations under German law or in Celanese AG's Articles of Association on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares in Celanese AG.

Change In Control

     There are no provisions in the Articles that would have an effect of delaying, deferring or preventing a change in control of Celanese AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested shareholders. However, general principles of German law may restrict business combinations under some circumstances.

Disclosure of Share Holdings

     Celanese AG's Articles of Association do not require shareholders to disclose their share holdings. The Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the corporation's outstanding voting rights. See "Item 7. Major Shareholders and Related Party Transactions."

MATERIAL CONTRACTS

     On June 29, 1999, Celanese AG (then, Diogenes Erste Vermoegensverwaltungs Aktiengesellschaft) and Hoechst Aktiengesellschaft, Frankfurt/Main, Germany ("Hoechst") entered into a demerger and transfer agreement according to which Hoechst spun off to Celanese AG its basic chemicals, acetates, and technical polymers businesses and related assets and liabilities, as well as some other assets and liabilities. The demerger and transfer agreement also contains provisions governing the allocation of certain liabilities between Hoechst and Celanese AG. The demerger became effective on October 22, 1999, when the demerger was entered into the commercial register.

     On December 17, 1999, Diogenes Dreizehnte Vermoegensverwaltungs GmbH (currently, Celanese Holding GmbH), a 100 percent subsidiary of Celanese AG, as Seller and Celanese AG entered into a Purchase and Sale Agreement with BASF Aktiengesellschaft, Ludwigshafen, Germany as buyer, regarding Celanese's 50 percent interest in Targor, the polypropylene joint venture which had been set up by Hoechst and BASF in 1997. Hoechst demerged its stake to Celanese in 1999. The purchase price for the shares amounted to DM 520 million (E266 million).

     On December 28, 1999, Celanese AG, and its wholly-owned subsidiaries Diogenes Dreizehnte Vermoegensverwaltungs GmbH (currently, Celanese Holding
GmbH), Celanese Fluoropolymer Holdings, Inc., and Celanese Americas Fluoropolymer Holdings, Inc., as Sellers, entered into a Purchase and Assignment Agreement with the Minnesota Mining and Manufacturing Company ("3M"), St. Paul, Minnesota, and its subsidiary 3M Deutschland GmbH, as buyers, regarding Celanese's 46 percent interest in Dyneon, a joint venture created in 1996 to integrate the fluoropolymer businesses of 3M and Hoechst. Hoechst demerged its stake in Dyneon to Celanese in 1999. The purchase price amounted to U.S.$338.5 million (E336 million).

     On May 19, 2000, Vinnolit Kunststoff GmbH, Ismaning, Germany, a 50 percent/50 percent joint venture of Celanese Holding GmbH and Wacker-Chemie GmbH, Munich, entered into a sale and purchase agreement to sell its limited partnership interest in Vinnolit Monomer GmbH & Co. KG and its 100% interest in Vinnolit Monomer Geschaeftsfuhrungs GmbH, the general partner of Vinnolit Monomer GmbH & Co. KG, to institutional funds managed by Advent International Corp. ("Advent"), a leading private equity firm. Prior to the effectiveness of the transaction, Vinnolit Kunststoff GmbH, one of the leading European PVC manufacturers with an output capacity of 570 kt/a, transferred its entire business to Vinnolit Monomer GmbH & Co. KG. Also on May 19, 2000, Celanese Chemicals Europe GmbH, a wholly-owned subsidiary of Celanese AG entered into a sale and purchase agreement to sell its subsidiary Vintron GmbH, a manufacturer of polyvinyl chloride located in Knapsack / Huerth, Germany, to Advent. Celanese received aggregate consideration totaling E233 million for both transactions. Both transactions closed on July 19, 2000. For further information on the sale of Vinnolit and Vintron, see Note 5 to the Consolidated Financial Statements.

     On September 29, 2000, Celanese Ltd., as buyer, Celanese Americas Corporation, and CNA Holdings, Inc. (for indemnification purposes), all wholly-owned subsidiaries of Celanese AG, entered into an Asset Purchase Agreement with Air Products and Chemicals, Inc., and Air Products, L.P., Allentown, Pennsylvania, as sellers (collectively, "Air Products"), to purchase Air Products' polyvinyl alcohol business, including Air Products' polyvinyl alcohol plants in Calvert City, Kentucky and Pasadena, Texas for a purchase price of U.S.$326 million (E359 million). For further information on the acquisition, see "Item 4. Information on the Company."

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

TAXATION

     The following is a discussion of material United States federal income and German tax consequences to Qualified Holders holding Celanese shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Celanese shares that (1) is a resident of the United States for purposes of the United States- Germany Income Tax Treaty (the "Income Tax Treaty"), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Celanese shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty and (4) owns, directly or indirectly, less than 10 percent of the outstanding Celanese shares. This discussion assumes that the Qualified Holder holds Celanese shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose shares were acquired under the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion also does not address any aspects of state, local or non-United States tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING CELANESE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CELANESE SHARES.

Taxation of Dividends

     Under German law, German corporations are required to withhold tax on dividends distributed in 2001 out of prior years profits in an amount equal to 25 percent of the gross amount paid to resident and nonresident shareholders. Subject to limitations, a partial refund of this 25 percent withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German withholding tax on dividends.

     In the case of any Qualified Holder, the German withholding tax on dividends paid in 2001 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit in respect of dividends paid by German corporations, the Income Tax Treaty provides that Qualified Holders are entitled to an additional refund equal to 5 percent of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this additional 5 percent treaty refund is treated as a refund received by the Qualified Holder with respect to German corporate taxes equal to 5.88 percent of the gross amount of the dividend, subject to a German withholding tax of 0.88 percent (15 percent of 5.88 percent). Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each U.S.$100 of gross dividend paid by Celanese in 2001 to a Qualified Holder, the dividend after partial refund of the 25 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S.$15. If the Qualified Holder also applies for the additional 5 percent treaty refund, German withholding tax is effectively reduced to U.S.$10; the cash received per U.S.$100 of gross dividend is U.S.$90. For United States federal income tax purposes, the Qualified Holder is generally treated as receiving a total dividend of U.S.$105.88 (to the extent paid out of current or accumulated earnings and profits of Celanese as determined for United States federal income tax purposes), consisting of the U.S.$100 gross dividend and the deemed refund of German corporate tax of U.S.$5.88. The notional U.S.$105.88 dividend is deemed to have been subject to German withholding tax of U.S.$15.88. Thus, for each U.S.$100 of gross dividend, the Qualified Holder will include U.S.$105.88 in gross income and may be entitled to a foreign tax credit of U.S.$15.88, subject to applicable limitations of United States federal income tax law.

     The German corporate imputation system that has provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was recently repealed, effective with respect to dividends paid after 2001 out of prior years profits. Consequently, Qualified Holders will no longer be entitled to the additional 5 percent treaty refund with respect to such dividends. However, the German withholding tax will also be reduced from 25 percent to 20 percent with respect to such dividends.

     Dividends paid in euro to a Qualified Holder of Celanese shares will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in euro are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

     A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent, which is 1.375 percent (5.5 percent x 25 percent) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures

     To claim the refund reflecting the current reduction of the German withholding tax from 25 percent to 15 percent, the additional 5 percent treaty refund and the refund of the 5.5 percent German surtax, when applicable, a Qualified Holder must submit (either directly or, if arrangements are made with a depositary, through a depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fuer Finanzen,

Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

     Qualified Holders must also submit to the German tax authorities certification of their last filed United States federal income tax return. That certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service's Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder's name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service ("IRS") will send the certification directly to the German tax authorities if the Qualified Holder authorizes the IRS to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

     In accordance with arrangements under the Sub-Agency Agreement between the Transfer Agent and the U.S. Transfer Agent relating to Celanese shares traded in the United States, the Celanese shares held by Qualified Holders will be registered with the U.S. Transfer Agent, which will receive and distribute dividends to Qualified Holders of Celanese shares and perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 25 percent to 15 percent, the additional 5 percent treaty refund and the refund of the 5.5 percent German surtax, when applicable, for such Qualified Holders. These arrangements may be amended or revoked at any time in the future.

     The U.S. Transfer Agent will prepare the German claim for refund forms on behalf of the Qualified Holders of Celanese shares and file them with the German tax authorities. In order for the U.S. Transfer Agent to file the claim for refund forms, the U.S. Transfer Agent will prepare and mail to the Qualified Holders of those Celanese shares, and those holders will be requested to sign and return to the U.S. Transfer Agent, (i) a statement authorizing the U.S. Transfer Agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (ii) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder. Qualified Holders must also submit to the U.S. Transfer Agent certification of their last filed United States federal income tax return. The U.S. Transfer Agent will attach the signed statement, the certification and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following tables present information regarding Celanese's use of derivative financial instruments, and should be read together with "Item 5. Operating and Financial Review and Prospects" and Notes 2 and 22 to the Consolidated Financial Statements.

INTEREST-RATE RISK MANAGEMENT

     The following tables provide information about Celanese's use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2000. The information is presented in euro equivalents, which is Celanese's reporting currency, at December 31, 2000 exchange rates.

     For Celanese's fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2000. For interest rate swaps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2000.

                     INTEREST-RATE RISK MANAGEMENT -- DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                             AVERAGE INTEREST RATE
                               DECEMBER 31, 2000

                                                                                                         FAIR VALUE
                                                                                                        DECEMBER 31,
                                                2001   2002   2003   2004   2005   THEREAFTER   TOTAL       2000
                                                ----   ----   ----   ----   ----   ----------   -----   ------------
                                                                (IN E MILLIONS, EXCEPT PERCENTAGES)
DEBT, INCLUDING CURRENT PORTION
Fixed rate (U.S. dollar).....................    59      6      4     43      -       232         344        354
Average interest rate........................   5.3%   5.4%     9%   6.1%     -       6.6%          -          -
Variable rate (U.S. dollar)..................    20      1    349      -    108         -         478        478
Average interest rate........................   5.7%   7.6%   6.0%     -      6%        -           -          -

Fixed rate (euro)............................     2      1      1      1      1         4          10         10
Average interest rate........................   4.3%   4.3%   4.3%   4.3%   4.3%      4.3%          -          -
Variable rate (euro).........................   331      -      -      -      -         -         331        331
Average interest rate........................   4.5%     -      -      -      -         -           -          -

Fixed rate (South African rand)..............     -      -      -      -      -         -           -          -
Average interest rate........................     -      -      -      -      -         -           -          -
Variable rate (South African rand)...........     1      -      -      -      -         -           1          1
Average interest rate........................   10.6%    -      -      -      -         -           -          -

Other currencies.............................     1      -      -      -      -         -           1          1

  TOTAL......................................   414      8    354     44    109       236       1,165      1,175

                     INTEREST RATE RISK MANAGEMENT -- SWAPS
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                AVERAGE INTEREST (SWAP) RATE/OPTION STRIKE PRICE
                               DECEMBER 31, 2000

                                                                                                         FAIR VALUE
                                                                                                        DECEMBER 31,
                                                2001   2002   2003   2004   2005   THEREAFTER   TOTAL       2000
                                                ----   ----   ----   ----   ----   ----------   -----   ------------
                                                                (IN E MILLIONS, EXCEPT PERCENTAGES)
INTEREST-RATE SWAPS:
U.S. dollar
Payer swap (variable to fixed)...............    21    322      -      -      -         -        343         11
Average pay rate (fixed).....................   6.7%   6.3%     -      -      -         -          -          -
Average receive rate (variable)..............   0.6%   5.8%     -      -      -         -          -          -

FOREIGN-EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 2000. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of less than one year. Celanese had E865 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 2000. There were no foreign currency options outstanding as of December 31, 2000.

                                                                           AVERAGE
                                                          CONTRACT       CONTRACTUAL       FAIR VALUE
                                                           AMOUNT          FORWARD        DECEMBER 31,
CURRENCY PAIRS                                           BUY (SELL)     EXCHANGE RATE         2000
--------------                                           -----------    --------------    -------------
                                                         (IN E MILLIONS, EXCEPT FOR AVERAGE CONTRACTUAL
                                                                     FORWARD EXCHANGE RATE)
FOREIGN CURRENCY FORWARD CONTRACTS

EURO
U.S. dollar..........................................      (840.9)          0.8813            44.2
Japanese yen.........................................        (5.6)         91.1693             0.7
British pound........................................        (9.1)          0.6095             0.2
Australian dollar....................................        (1.4)          1.6023             0.1
Canadian dollar......................................         4.3           1.3988             0.0

BRITISH POUND
U.S. dollar..........................................        (1.7)          1.4465             0.0
Euro.................................................        (2.0)          0.5921             0.0
Canadian dollar......................................        (0.1)          0.4591             0.0

     Most of the foreign currency forward contracts are currency swaps entered into to hedge inter-company loans.

     As a result of the introduction of the euro, outstanding currency derivatives between currencies of the euro zone countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

COMMODITY RISK MANAGEMENT

     Celanese is exposed to fluctuations in prices for raw materials and commodities. Celanese operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy. In order to secure the supply of raw materials, Celanese has often signed long-term contracts for major raw material and energy requirements, mainly natural gas, ethylene, propylene and electricity. In order to add stability and predictability to the cost of major raw materials, Celanese has, at times, entered into forward purchase contracts for financially traded commodity raw materials, primarily natural gas. These forward purchase contracts have been for terms generally up to six months forward and have either been based on a fixed price or price limits.

     The following measures are taken to avoid and manage risks in the purchase of raw materials:

     - Celanese avoids supply problems by entering into long-term contracts with at least two suppliers, when available in regional markets, for each significant raw material. The quantities contracted are divided by the suppliers to ensure supply security and the best cost option. Celanese enters into long-term contracts only after a strict evaluation of the supplier's financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality risks are reduced to a minimum.

     - Price risks are managed through several measures. Purchasing raw materials both through long-term contracts and on spot markets allows Celanese to maintain security of supply while allowing for maximum price flexibility. In long-term contracts, price conditions generally are based on either changes in production cost or market conditions.

OTHER FINANCIAL INSTRUMENTS

     As of December 31, 1999, Celanese had 1.2 million call options outstanding to offset the costs associated with the 1999 long-term incentive plan and the equity participation plan. These options had a maturity of six months, a strike price of E16.37 per share and an average premium of E3.16 per share. See "Item
6. Compensation of Directors and Officers - Incentive Plans". The total premium as of December 31, 1999 was E3.8 million. During 2000, Celanese purchased an additional 5.2 million call options to offset the costs associated with these plans at a premium of E25.2 million. As part of the share buy-back program approved at the annual general meeting held in May 2000, Celanese used the call options to purchase 5.1 million shares of treasury stock. Celanese recommended that this treasury stock be cancelled, subject to shareholder approval at the annual general meeting to be held in May 2001. The program enabled Celanese to receive shares of exercise of any purchased call options. In 2001, the management board authorized Celanese to purchase in the market up to one million call options covering Celanese shares to offset its exposure under the 2000 long term incentive plan.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  RESERVED

ITEM 16.  RESERVED

                                    PART III

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

        Index to Consolidated Financial Statements
        Report of the Board of Management

        Report of Independent Accountants
        Consolidated Financial Statements:
        Consolidated Statements of Operations for the Years Ended December 31,
          2000, 1999 and 1998
        Consolidated Balance Sheets as of December 31, 2000 and 1999 Consolidated Cash Flow Statements for the Years Ended December 31, 2000,
          1999 and 1998
        Notes to the Consolidated Financial Statements

KEY FIGURES IN EURO

     All Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     (b)  Documents filed as exhibits to this Annual Report:

         1.1            English translation of Articles of Association (Satzung) of
                        Celanese AG as amended to date
         2.1            Form of Definitive Stock Certificate of Celanese AG (filed as an Exhibit to Celanese's Annual Report on Form 20-f for
                        the year ended December 31, 1999, and incorporated herein by reference.)
         4.1            Demerger and Transfer Agreement between Celanese AG and
                        Hoechst AG dated as of October 22, 1999 (filed as an Exhibit to Celanese's Registration Statement on Form F-1 and
                        incorporated herein by reference.)
         4.2            Purchase and Assignment Agreement dated as of December 28,
                        1999 by and between Celanese AG, Diogenes Dreizehnte
                        Vermoegensverwaltungs GmbH, Celanese Fluoropolymer Holdings,
                        Inc., Celanese Americas Fluoropolymer Holdings, Inc.,
                        Minnesota Mining and Manufacturing Company, 3M Deutschland
                        GmbH (filed as an Exhibit to Celanese's Annual Report on
                        Form 20-f for the year ended December 31, 1999, and
                        incorporated herein by reference.)
         4.3            English translation of the Targor Purchase and Transfer
                        Agreement dated as of December 17, 1999 by and between
                        Diogenes Dreizehnte Vermoegensverwaltungs GmbH, Celanese AG
                        and BASF Aktiengesellschaft (filed as an Exhibit to
                        Celanese's Annual Report on Form 20-f for the year ended
                        December 31, 1999, and incorporated herein by reference.)
         4.4            Sale and Assignment Agreement entered into between Vinnolit
                        Kunstoff GmbH and Vinnolit GmbH & Co. KG as well as Wacker
                        Chemie GmbH and Celanese AG dated as of May 19, 2000.
         4.5            Sale and Assignment Agreement entered into between Celanese
                        Chemicals Europe GmbH and Vinnolit GmbH & Co. KG dated as of
                        May 19 and 20, 2000.
         4.6            Asset Purchase Agreement between Celanese Ltd., Air Products and Chemicals, Inc., and Air Products, L.P dated as of
                        September 4, 2000.
         4.7            The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10% of the total assets of Celanese on a
                        consolidated basis. Celanese agrees to furnish the
                        Commission upon request a copy of any instrument with
                        respect to long-term debt of Celanese AG and any subsidiary for which consolidated or unconsolidated financial
                        statements are required to be filed and as to which the
                        amount of securities authorized thereunder does not exceed
                        10% of the total assets of the Company and its subsidiaries on a consolidated basis.
         7.1            Ratio of Earnings to Fixed Charges
         8.1            Significant subsidiaries as of the end of the year covered by this Annual Report: See Significant Subsidiaries in "Item
                        4. Information on the Company."
        23.1            Consent of KPMG Deutsche Treuhand-Gesellschaft
                        Aktiengesellschaft Wirtschaftspruefungsgesellschaft

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

DATE: MARCH 23, 2001

                                          By: /s/ CLAUDIO SONDER
                                          --------------------------------------

                                          Name:  Claudio Sonder
                                          Title: Chairman of the Management
                                                 Board

                                          By: /s/ PERRY W. PREMDAS
                                          --------------------------------------

                                          Name: Perry W. Premdas
                                          Title: Member of the Management Board
                                             and Chief Financial Officer

                       REPORT OF THE BOARD OF MANAGEMENT

     The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries ("Celanese").

     The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. The exemption of article 292a HGB has been applied.

     The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems which are reviewed by corporate auditing for their reliability and effectiveness are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese's assets and developments in a timely fashion. This ensures that all business developments are correctly reflected and that a reliable basis for the consolidated financial statements is created.

     The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

     Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirstschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 23, 2001

                                          The Board of Management

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................   F-3
  Consolidated Statements of Operations for the years ended
    December 31, 2000, 1999 and 1998........................   F-4
  Consolidated Balance Sheets as of December 31, 2000 and
    1999....................................................   F-5
  Consolidated Statements of Shareholders' Equity for the
    years ended December 31, 2000, 1999 and 1998............   F-6
  Consolidated Statements of Cash Flows for the years ended
    December 31, 2000, 1999 and 1998........................   F-7
  Notes to Consolidated Financial Statements................   F-8

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
  Schedule II - Valuation and Qualifying Accounts...........  F-47

                          INDEPENDENT AUDITORS' REPORT

To the Supervisory Board and Shareholders
Celanese AG:

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

     We conducted our audits in accordance with auditing standards generally accepted in the United States and Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany
February 23, 2001, except for
paragraph 2 of note 27, which is
as of March 20, 2001

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

                          CELANESE AG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                      2000              2000           1999         1998(2)
                                                -----------------   ------------   ------------   ------------
                                                (IN $ MILLIONS(1)
                                                 EXCEPT FOR PER
                                                   SHARE DATA)      (IN E MILLIONS EXCEPT FOR PER SHARE DATA)
                                                -----------------   ------------------------------------------
Net sales.....................................          4,888             5,207          4,318          4,344
Cost of sales.................................         (4,170)           (4,441)        (3,621)        (3,454)
Selling, general and administrative
  expenses....................................           (532)             (567)          (570)          (535)
Research and development expenses.............            (88)              (94)           (79)          (101)
Special charges...............................            (27)              (29)          (559)          (100)
Foreign exchange gain (loss)..................              5                 5            (12)            (4)
Gain on disposition of assets.................              2                 2              2             18
                                                   ----------        ----------     ----------     ----------
  Operating profit (loss).....................             78                83           (521)           168
Equity in net earnings of affiliates..........             18                19              7             11
Interest expense..............................            (70)              (75)          (111)          (133)
Interest and other income, net................            104               112             33             47
                                                   ----------        ----------     ----------     ----------
  Earnings (loss) before income tax, minority
     interests, discontinued operations and
     extraordinary expense....................            130               139           (592)            93
Income tax benefit (expense)..................            (79)              (84)            83           (109)
                                                   ----------        ----------     ----------     ----------
  Earnings (loss) before minority interests,
     discontinued operations and extraordinary
     expense..................................             51                55           (509)           (16)
Minority interests............................              -                 -              7            (40)
                                                   ----------        ----------     ----------     ----------

  Earnings (loss) from continuing
     operations...............................             51                55           (502)           (56)
Discontinued operations, net of income tax of
  E19 million, E77 million and E8 million in
  2000, 1999, and 1998, respectively:
  Earnings from operations of discontinued
     operations...............................              3                 3             12             12
  Gain on disposal of discontinued
     operations...............................              -                 -            298              -
                                                   ----------        ----------     ----------     ----------
  Earnings from discontinued operations.......              3                 3            310             12
Extraordinary expense, net of income tax......              -                 -            (15)             -
                                                   ----------        ----------     ----------     ----------
  Net earnings (loss).........................             54                58           (207)           (44)
                                                   ==========        ==========     ==========     ==========
Earnings (loss) per common share - basic and
  diluted:
  Continuing operations.......................           0.96              1.03          (8.98)         (1.00)
  Discontinued operations.....................           0.05              0.06           5.55           0.21
  Extraordinary item..........................              -                 -          (0.27)             -
                                                   ----------        ----------     ----------     ----------
  Net earnings (loss).........................           1.01              1.09          (3.70)         (0.79)
                                                   ==========        ==========     ==========     ==========
Weighted average shares - basic and diluted...     53,293,128        53,293,128     55,915,369     55,915,369

---------------
(1) The 2000 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.9388 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 29, 2000.

(2) Balances have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                                     2000           2000     1999
                                                              ------------------   ------   ------
                                                              (IN $ MILLIONS)(1)   (IN E MILLIONS)
                                                              ------------------   ---------------
ASSETS
Current assets:
  Cash and cash equivalents.................................           23             24      378
  Receivables, net..........................................        1,557          1,659    1,598
  Inventories...............................................          675            719      588
  Deferred income taxes.....................................           78             83      126
  Other assets..............................................           40             42       52
                                                                    -----          -----    -----
          Total current assets..............................        2,373          2,527    2,742
                                                                    -----          -----    -----
Investments.................................................          575            613      580
Property, plant and equipment, net..........................        2,036          2,169    1,932
Deferred income taxes.......................................          112            119      230
Other assets................................................          710            757      703
Intangible assets, net......................................        1,368          1,457    1,382
                                                                    -----          -----    -----
          Total assets......................................        7,174          7,642    7,569
                                                                    =====          =====    =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current installments of
     long-term debt.........................................          389            414      429
  Accounts payable and accrued liabilities..................        1,426          1,519    1,779
  Deferred income taxes.....................................            9             10       16
  Income taxes payable......................................          272            290      235
  Net liabilities of discontinued operations................            -              -       42
                                                                    -----          -----    -----
          Total current liabilities.........................        2,096          2,233    2,501
                                                                    -----          -----    -----
Long-term debt..............................................          705            751      519
Deferred income taxes.......................................           45             48       69
Other liabilities...........................................        1,650          1,757    1,591
Minority interests..........................................            9             10       23

Shareholders' equity:
  Common stock, no par value, E143 million aggregate
     registered value; 55,915,369 shares authorized and
     issued; 50,326,355 and 55,915,369 outstanding in 2000
     and 1999, respectively.................................          134            143      143
  Additional paid-in capital................................        2,351          2,508    2,504
  Retained earnings.........................................           86             92       40
  Accumulated other comprehensive income....................          213            223      179
                                                                    -----          -----    -----
                                                                    2,784          2,966    2,866
  Less: Treasury stock at cost (5,589,014 shares in 2000)...          115            123        -
                                                                    -----          -----    -----
     Total shareholders' equity.............................        2,669          2,843    2,866
                                                                    -----          -----    -----
     Total liabilities and shareholders' equity.............        7,174          7,642    7,569
                                                                    =====          =====    =====

---------------
(1) The 2000 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.9388 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 29, 2000.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                        ACCUMULATED
                                               ADDITIONAL                  OTHER           PRE-                      TOTAL
                                      COMMON    PAID-IN     RETAINED   COMPREHENSIVE   DISTRIBUTION   TREASURY   SHAREHOLDERS'
                                      STOCK     CAPITAL     EARNINGS   INCOME (LOSS)      EQUITY       STOCK        EQUITY
                                      ------   ----------   --------   -------------   ------------   --------   -------------
                                                                         (IN E MILLIONS)(1)
                                      ----------------------------------------------------------------------------------------
Balance at December 31, 1997........     -           -          -           (28)           1,278           -         1,250
Comprehensive loss, net of tax:
  Net loss..........................     -           -          -             -              (44)          -           (44)
  Other comprehensive income (loss):
    Unrealized gain on securities...     -           -          -             9                -           -             9
    Foreign currency translation....     -           -          -           (45)               -           -           (45)
    Minimum pension liability.......     -           -          -           (51)               -           -           (51)
                                                                           ----                                      -----
    Other comprehensive loss........     -           -          -           (87)               -           -           (87)
                                                                                                                     -----
Comprehensive loss..................     -           -          -             -                -           -          (131)
Net activity with Hoechst...........     -           -          -             -            1,617           -         1,617
                                       ---       -----         --          ----           ------        ----         -----

Balance at December 31, 1998........     -           -          -          (115)           2,851           -         2,736
                                       ---       -----         --          ----           ------        ----         -----
Comprehensive loss, net of tax:
  Net earnings (loss)...............     -           -         40             -             (247)          -          (207)
  Other comprehensive income (loss):
    Unrealized loss on securities...     -           -          -           (11)               -           -           (11)
    Foreign currency translation....     -           -          -           261                -           -           261
    Minimum pension liability.......     -           -          -            44                -           -            44
                                                                           ----                                      -----
    Other comprehensive income......     -           -          -           294                -           -           294
                                                                                                                     -----
Comprehensive income................     -           -          -             -                -           -            87
Net activity with Hoechst...........     -           -          -             -               47           -            47
Issuance of common stock on the
  effective date of the demerger....   143       2,508          -             -           (2,651)          -             -
Call options........................     -          (4)         -             -                -           -            (4)
                                       ---       -----         --          ----           ------        ----         -----

Balance at December 31, 1999........   143       2,504         40           179                -           -         2,866
                                       ---       -----         --          ----           ------        ----         -----
Comprehensive loss, net of tax:
  Net earnings......................     -           -         58             -                -           -            58
  Other comprehensive income (loss):
    Unrealized gain on securities...     -           -          -             7                -           -             7
    Foreign currency translation....     -           -          -            44                -           -            44
    Minimum pension liability.......     -           -          -            (7)               -           -            (7)
                                                                           ----                                      -----
    Other comprehensive income......     -           -          -            44                -           -            44
                                                                                                                     -----
Comprehensive income................     -           -          -             -                -           -           102
Dividends (E0.11 per share).........     -           -         (6)            -                -           -            (6)
Purchase of treasury stock..........     -           -          -             -                -        (119)         (119)
Call options........................     -           4          -             -                -          (4)            -
                                       ---       -----         --          ----           ------        ----         -----

Balance at December 31, 2000........   143       2,508         92           223                -        (123)        2,843
                                       ===       =====         ==          ====           ======        ====         =====

---------------
(1) Balances through December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                 2000          2000    1999    1998(2)
                                                          ------------------   ----    ----    -------
                                                          (IN $ MILLIONS)(1)       (IN E MILLIONS)
                                                          ------------------   -----------------------
Operating activities from continuing operations:
  Net earnings (loss)....................................          54            58    (207)     (44)
  Earnings from operations of discontinued operations....          (3)           (3)    (12)     (12)
  Adjustments to reconcile net earnings (loss) to net
     cash
   provided by operating activities:
     Special charges, net of amounts used................        (319)         (340)    482        6
     Depreciation and amortization.......................         364           388     339      312
     Change in equity of affiliates......................          (6)           (6)      7        4
     Deferred income taxes...............................         129           137       2      (97)
     Gain on disposition of assets, net..................          (6)           (7)     (2)     (18)
     Gain on disposal of discontinued operations, net....           -             -    (503)       -
     Changes in operating assets and liabilities:
       Receivables, net..................................         (93)          (99)   (110)     (49)
       Inventories.......................................         (42)          (45)     68      (18)
       Accounts payable, accrued liabilities and other
          liabilities....................................           9            10     232      164
       Income taxes payable..............................         (24)          (26)   (110)      65
       Other, net........................................          (8)           (9)     (3)      17
                                                                 ----          ----    ----     ----
     Net cash provided by operating activities...........          55            58     183      330
Investing activities from continuing operations:
     Capital expenditures on property, plant and
       equipment.........................................        (221)         (235)   (262)    (345)
     Acquisitions of businesses and purchase of
       investment........................................        (377)         (402)   (397)       -
     Proceeds from disposition of assets.................          39            41      10       42
     Proceeds from disposition of businesses.............           9            10       -        -
     Proceeds from disposal of discontinued operations...          84            90     913        -
     Proceeds from sale of marketable securities.........         401           427      54      311
     Purchases of marketable securities..................        (407)         (434)    (60)    (305)
     Other, net..........................................          (2)           (2)     (1)       -
                                                                 ----          ----    ----     ----
     Net cash provided by (used in) investing
       activities........................................        (474)         (505)    257     (297)
Financing activities from continuing operations:
     Short-term borrowings, net..........................         (57)          (61)    (92)      77
     Proceeds from long-term debt........................         255           271     164       48
     Payments of long-term debt..........................           -             -    (845)    (506)
     Purchase of treasury stock..........................        (112)         (119)      -        -
     Dividend payments...................................          (6)           (6)      -        -
     Other net activities with Hoechst...................           -             -     706      336
     Other, net..........................................          (8)           (8)     (5)       -
                                                                 ----          ----    ----     ----
     Net cash provided by (used in) financing
       activities........................................          72            77     (72)     (45)
Exchange rate effects on cash............................          15            16      10        2
                                                                 ----          ----    ----     ----
     Net increase (decrease) in cash and cash
       equivalents.......................................        (332)         (354)    378      (10)
     Cash and cash equivalents at beginning of year......         355           378       -       10
                                                                 ----          ----    ----     ----
     Cash and cash equivalents at end of year............          23            24     378        -
                                                                 ====          ====    ====     ====
Net cash provided by (used in) discontinued operations:
     Operating activities................................           2             2      18       25
     Investing activities................................         (25)          (26)    (38)     (38)
     Financing activities................................          23            24      15        5
                                                                 ----          ----    ----     ----
     Net cash used in discontinued operations............           -             -      (5)      (8)
                                                                 ====          ====    ====     ====

---------------
(1) The 2000 figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.9388 per E1.00, the noon buying rate of the Federal Reserve Board of New York on December 29, 2000.

(2) Balances have been restated from the Deutsche Mark into Euro using the Official Fixed Exchange Rate as of January 1, 1999.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF CONSOLIDATION AND PRESENTATION

     On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders at a rate of one share of Celanese's common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst's basic chemicals, acetates, technical polymers and certain other industrial businesses (collectively, the "Businesses"). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to current and former businesses of Hoechst.

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying consolidated financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese's Businesses have been eliminated.

     In 1998, Hoechst allocated a portion of its corporate expenses to the Businesses. These expenses, totaling E36 million in 1998, included, but were not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Allocations and charges were based on either a direct identification or an allocation for such services based on factors such as employment levels or floor space. Management believes that the basis used for the allocation of corporate services was reasonable and that the terms of these transactions would not have materially differed from those among unrelated parties. The income tax provision was calculated based on each Business's contributions to the total provision for income taxes of the multiactivity legal entity within a tax jurisdiction. As such, the financial results for 1998 may not necessarily reflect the financial position and results of operations that would have occurred had the Businesses operated as a stand-alone entity on the dates, and for the periods, indicated.

     With the introduction of the European Monetary Union euro ("E") on January 1, 1999, Celanese has elected to present the accompanying consolidated financial statements in euro. Accordingly, the consolidated financial statements as of and for the year ended December 31, 1998 have been restated into euro using the euro/Deutsche Mark ("DM") exchange rate as of January 1, 1999 of DM 1.95583 to one (1) euro. The restated euro consolidated financial statements depict the same trends as would have been presented had Celanese continued to present its consolidated financial statements and notes thereto in DM. The consolidated financial statements for periods prior to January 1, 1999 are not comparable to those of other companies reporting in euro which have restated amounts from currencies other than the DM.

2.  SUMMARY OF ACCOUNTING POLICIES

     - REVENUE RECOGNITION

     Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products.

     - CASH AND CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered cash equivalents.

                          CELANESE AG AND SUBSIDIARIES

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)

     - INVESTMENTS IN MARKETABLE SECURITIES

     Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market value in the balance sheet as other assets. Unrealized gains or losses net of the related tax effect on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized.

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

     Foreign exchange contracts relating to accounts receivable or accounts payable are accounted for as hedges. The gain or loss arising from these contracts is recognized in income or expense.

     Financial instruments which potentially subject Celanese to concentrations of credit risks are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers' financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

     Celanese selectively utilizes natural gas forward contracts, which are principally settled through actual delivery of the physical commodity, to manage its exposure to price risk associated with energy costs and other chemical products. The maturities of these contracts correlate closely to the actual purchases of the commodity and have the effect of securing predetermined prices that Celanese pays for the underlying commodity. While these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract.

     - INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out or FIFO method, although certain locations, primarily in the U.S., have opted to utilize the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

     The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

     - INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Investments in which Celanese owns a voting interest of between 20 percent and 50 percent are generally accounted for using the equity method. Investments in which Celanese holds a voting interest of less than 20 percent are generally carried at cost. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

                          CELANESE AG AND SUBSIDIARIES

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)

     - LONG-LIVED ASSETS

     Long-lived assets include:

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements...........................................  20 years
Buildings...................................................  30 years
Buildings and Leasehold Improvements........................  10 years
Machinery and Equipment.....................................  10 years

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

     INTANGIBLE ASSETS - The excess of purchase price over fair value of net identifiable assets and liabilities acquired ("Goodwill") is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight line basis over their estimated economic or legal lives, whichever is shorter. (See Note 11)

     Subsequent to the demerger, Celanese undertook a review of its accounting policies which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst, which was originally assigned a 40 year life, of which 27 years remained. Based upon its review of the business operations associated with this goodwill, Celanese management concluded that the remaining life was 20 years. Therefore, as of the Effective Date, Celanese began amortizing the remaining goodwill over 20 years. This change in the amortization period resulted in an increase of approximately E9 million of amortization expense on an annual basis.

     IMPAIRMENT OF LONG-LIVED ASSETS - Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of long-lived assets to be disposed of is determined in a similar manner, except that fair value is reduced for disposal costs.

     - INCOME TAXES

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the

                          CELANESE AG AND SUBSIDIARIES

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)

amounts used for income tax purposes, net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

     Subsequent to the Effective Date, Celanese is responsible for its income taxes and files its own income tax returns. Prior to the Effective Date, Celanese was an operating business of Hoechst and was included as part of the tax returns filed by Hoechst. However, Celanese's tax provisions for periods prior to the Effective Date were computed as if it had been a separate company.

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

     Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2000 are as follows:

                                                              OWNERSHIP
                                                              PERCENTAGE
                                                              ----------
InfraServ GmbH & Co. Oberhausen KG..........................      84%
Synthesegasanlage Ruhr GmbH.................................      50%

     As of December 31, 1998, Celanese owned 56 percent of the outstanding voting shares of Celanese Canada, Inc., and exercised management control. In the third quarter of 1999, Celanese acquired the remaining interest in Celanese Canada, Inc. In connection with this transaction, Celanese also acquired the remaining 24 percent minority interest of Edmonton Methanol Company. (See Note
5)

     As of December 31, 1998, Celanese owned 51 percent of the outstanding voting shares of Copley Pharmaceuticals Inc., and exercised management control. In September 1999, Teva Pharmaceutical Industries, Ltd. acquired all the outstanding shares of Copley Pharmaceuticals Inc. (See Note 5)

     As of December 31, 1998, Celanese owned 79 percent of the outstanding voting shares of InfraServ GmbH & Co. Muenchmuenster KG. During 1999, Celanese sold 30 percent of its interest in this company to SKW Trostberg. (See Note 9 and Note 27)

     Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

     - RESEARCH AND DEVELOPMENT

     The costs of research and development are charged as an expense in the period in which they are incurred.

                          CELANESE AG AND SUBSIDIARIES

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)

     - FUNCTIONAL CURRENCIES

     For most of Celanese's international operations where the functional currency is other than the euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive income (loss).

     - EARNINGS PER SHARE

     Basic and diluted earnings (loss) per share is based on the net earnings
(loss) divided by the weighted average number of common shares outstanding during the period. At December 31, 2000, Celanese did not have any dilutive common stock equivalents. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all prior periods presented. (See Note 19 and Note 20)

     - STOCK-BASED COMPENSATION

     Celanese applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for stock based compensation. Celanese also applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 20)

     - ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allocated balances and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. Actual results could differ from those estimates.

     - PRESENTATION

     Certain amounts in prior years have been reclassified to conform to the current year presentation.

     - NEW ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("Statement 133") as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("Statement 138") were issued by the Financial Accounting Standards Board in June 1998 and June 2000, respectively. These statements standardize the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign

                          CELANESE AG AND SUBSIDIARIES

2.  SUMMARY OF ACCOUNTING POLICIES - (CONTINUED)

currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

     Celanese adopted Statement 133, as amended by Statement 138, on January 1, 2001, and accordingly will apply the standards of the Statements prospectively. Upon adoption, Celanese will record a net transition adjustment gain of E8 million, net of related income tax of E4 million in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of Statements 133 and 138 will result in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities.

     Pursuant to Statements 133 and 138, Celanese does not expect that the adoption will materially increase the volatility of reported earnings. Volatility of accumulated other comprehensive income (loss) is expected to increase. In general, the amount of volatility will vary with the level of derivative activities during any period. Celanese believes, it is not likely that these amounts will be material in the future.

3.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                              2000   1999   1998
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Cash paid during the year for:
     Taxes, net of refunds..................................  (12)   140    245
     Interest, net of amounts capitalized...................   41    113    151
Noncash investing and financing activities:
  Contribution by Hoechst of net receivables to Celanese
     (See Note 4)...........................................    -     97    384
  Contribution by Hoechst of Grupo Celanese S.A. minority
     interest (See Note 4)..................................    -      -    643
  Contribution by Hoechst of Trespaphan GmbH minority
     interest (See Note 4)..................................    -      -     24
  Contribution by Hoechst of investments (See Note 4).......    -      -     13
  Contribution by Hoechst of Dyneon GmbH deferred tax asset
     (See Note 4)...........................................    -      -    109
  Acquisition of plant and equipment through capital
     leases.................................................    -      -      3
  Fair value adjustment to securities available-for-sale,
     net of tax.............................................    7    (11)     9

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES

     Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the Effective Date are also considered related party transactions and, for purposes of this disclosure, are included with Affiliates. Transactions and balances with Hoechst after the

                          CELANESE AG AND SUBSIDIARIES

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES - (CONTINUED)

Effective Date are considered third-party transactions. The following tables represent Celanese's transactions with affiliated companies, as defined above, for the periods presented.

                                                              2000   1999   1998
                                                              ----   ----   -----
                                                                (IN E MILLIONS)
                                                              -------------------
INCOME STATEMENT TRANSACTIONS
  Purchases from Affiliates(1)..............................  115     98       54
  Sales to Affiliates(1)....................................   68    128      172
  Interest income from Affiliates...........................    3     22        8
  Interest expense paid to Affiliates.......................   15      5        9
  Expenses allocated from Affiliates(2).....................    -      -       36

EQUITY TRANSACTIONS(5)
  Contribution of net receivables to Celanese(3)(11)........    -     97      384
  Contribution of Grupo Celanese S.A. minority
     interest(6)............................................    -      -      643
  Contribution of Trespaphan GmbH minority interest(7)......    -      -       24
  Contribution of investments(8)............................    -      -       13
  Transfer of certain other activities from Celanese to
     Hoechst(9).............................................    -    (50)     350
  Contribution of Dyneon GmbH deferred tax asset(10)........    -      -      109
  Net other activities with Hoechst.........................    -      -       94
                                                              ---    ---    -----
     Net activity with Hoechst..............................    -     47    1,617
                                                              ===    ===    =====

                                                               2000      1999
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
BALANCE SHEET TRANSACTIONS
  Trade and other receivables from Affiliates(3)............     89       118
  Current notes receivable (including interest) from
     Affiliates.............................................     11         5
  Long-term notes receivable from Affiliates................     25        20
                                                               ----      ----
          Total receivables from Affiliates.................    125       143

  Accounts payable and other liabilities due Affiliates.....     57        15
  Short-term borrowings from Affiliates(4)..................    283       302
                                                               ----      ----
          Total due Affiliates..............................    340       317
                                                               ----      ----
     Net payables with Affiliates...........................   (215)     (174)
                                                               ====      ====

(1) Purchases/Sales from/to Affiliates

     Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Purchases from Hoechst amounted to E17 million and E49 million in 1999 and 1998, respectively. Sales to Hoechst were E45 million and E95 million in 1999 and 1998, respectively.

(2) Expenses allocated from Affiliates

     Hoechst provided certain services to Celanese including, but not limited to, benefit administration, risk management administration, tax services, finance services, treasury management services, environmental services, litigation support services, intellectual property management services and executive functions. Fees were based on either a direct identification or an allocation for such services based on factors such as

                          CELANESE AG AND SUBSIDIARIES

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES - (CONTINUED)

employment levels or floor space. Expenses allocated from Hoechst totaled E36 million in 1998. In 2000 and 1999, these expenses were incurred directly.

(3) Trade and other receivables from Affiliates

     Trade and other receivables from Affiliates amounted to E89 and E118 million at December 31, 2000 and December 31, 1999, respectively. In 2000 and 1999, the majority of these amounts were outstanding from Hoechst. The decrease in 2000 is due to payments made by Hoechst. Hoechst contributed to Celanese net receivables totaling E97 million during 1999. At December 31, 2000 and 1999, included in receivables due from Hoechst are E65 million and E81 million, respectively, related to reimbursement for the sorbates litigation. Also included in receivables due from Hoechst is E11 million in 1999 relating to reimbursement for demerger costs and certain taxes. See Demerger Agreement below and Note 23 for further discussion.

(4) Short term borrowings from Affiliates (See Note 14)

     The 2000 and 1999 balances reflect Celanese's short-term borrowings from Affiliates. Interest rates were adjusted on a short-term basis to reflect market conditions.

(5) Shareholders' Equity

     Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Shareholders' equity represented combined equity less accumulated other comprehensive income (loss) items of the combined Businesses and the effects of transfers between Celanese and Hoechst, which did not give rise to receivables or payables intended to be settled between these two groups of companies.

     Upon the Effective Date, Hoechst shareholders received a special dividend from Hoechst in the form of Celanese shares as a result of the demerger. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares following the special dividend.

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

     This transaction was reflected as a capital contribution, totaling E643 million, net of a E51 million tax benefit, from Hoechst. Accordingly, the historical results of operations of the polyester fiber and bottle resin businesses have been excluded from the accompanying consolidated financial statements. Celanese would have recognized additional amortization expense of E30 million for fiscal 1998 had this capital contribution been made on January 1, 1998.

(7) Investment in Trespaphan GmbH

     On March 31, 1998, Hoechst acquired the remaining 28 percent interest in Trespaphan GmbH and contributed the interest to Celanese in connection with the demerger. The unallocated purchase price over the

                          CELANESE AG AND SUBSIDIARIES

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES - (CONTINUED)

net assets acquired and liabilities assumed related to the acquisition totaled E10 million. This transaction is reflected as a capital contribution, totaling E24 million, net of an E11 million tax benefit from Hoechst.

(8) Contribution of investments

     During 1998, Hoechst contributed cost investments totaling E13 million to Celanese. All investments have been contributed at their historical basis. Celanese sold its investments in Targor GmbH and Dyneon GmbH in December 1999. (See Note 5) For presentation purposes, entities which have been discontinued are shown on the consolidated balance sheets as net assets (liabilities) of discontinued operations.

(9) Non-Celanese activities transferred to Hoechst

     During 1998, in anticipation of the demerger, Celanese transferred other activities to Hoechst. These activities were not managed or controlled by Celanese. As a result of this transfer, Celanese received capital contributions totaling E350 million in 1998 which are included as net activity with Hoechst in the consolidated statement of shareholders' equity and as other net activity with Hoechst in the financing section of the consolidated statement of cash flows. In 1999, prior to the demerger, Celanese incurred E50 million in charges associated with the non-Celanese activities, which were treated as a capital distribution to Hoechst.

(10) Dyneon GmbH deferred tax asset

     At December 31, 1998, included in net assets (liabilities) of discontinued operations in Celanese's consolidated financial statements is an investment in Dyneon GmbH, the worldwide fluoropolymer joint venture between Hoechst and 3M. The contribution of this investment to Celanese resulted in a step-up to the tax basis of the investment. The differential in tax basis versus book basis resulted in a deferred tax asset totaling E109 million. This deferred tax asset was contributed to Celanese in 1998 and is shown as an increase to pre-distribution equity. The contribution of this deferred tax asset is a non-cash item in the supplemental cash flow information. Celanese sold its investment in Dyneon GmbH in 1999. (See Note 5)

(11) Demerger Agreement

     In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

     Demerger Costs

     Demerger costs were shared equally between Celanese and Hoechst. E28 million was recorded in 1999 as a component of special charges on the statement of operations.

     Antitrust Actions Related to Sorbates Industry

     Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the anti-trust actions related to the sorbates industry. (See Note 23)

     Environmental Liabilities

     As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first E250 million of future environmental liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed E250 million, Hoechst will bear the excess up to an additional E500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental liabilities. Celanese has established total reserves of E180 million related to these potential liabilities.

                          CELANESE AG AND SUBSIDIARIES

4.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES - (CONTINUED)

OTHER MATTERS

     Consolidation of Celanese Procurement Olefin

     Celanese Procurement Olefin ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO enters into sale and purchase agreements for raw materials on a commission basis. Accordingly, the commission earned on these sales is classified as other operating income. This income amounted to E10 million, E4 million and E1 million in 2000, 1999 and 1998, respectively. The raw material sales volume commissioned by CPO between refineries and third parties and Celanese amounted to E808 million, E482 million, and E444 million in 2000, 1999 and 1998, respectively.

5.  ACQUISITIONS AND DIVESTITURES

     Celanese made the following acquisitions of businesses during 2000 and 1999:

     In May 2000, Celanese acquired 100% of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of DM 75 million (E38 million). Pursuant to the purchase agreement, the seller is entitled to additional consideration in the event Celanese divests the Fuel Cell project or the R & D project focusing on polyunsaturated fatty acids. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH. Celanese received gross proceeds of DM 20 million (E10 million) on the sale. There was no material effect on the Consolidated Statement of Operations in 2000.

     In September 2000, Celanese completed the acquisition of the polyvinyl alcohol ("PVOH") business of Air Products and Chemicals, Inc. for U.S. $326 million (E359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (E56 million), which is being amortized over 20 years.

     In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc. not previously owned by Celanese. Celanese paid CAD 486 million (E303 million) for this 44 percent minority interest, resulting in goodwill of E154 million being recorded.

     In December 1999, Technical Polymers Ticona ("Ticona"), the engineering polymers business of Celanese, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd. (KEP), for approximately 110 billion Korean Won (E94 million). Celanese's interest in KEP is accounted for under the equity method. (See Note 9)

     As part of Celanese's plan to shed its non-core businesses, Celanese divested the following businesses. These divestitures were classified as discontinued operations in accordance with APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions":

     Celanese made the following divestitures during 2000:

     In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group's management. The loss was accrued at December 31, 1999 and was included as a component of net liabilities of discontinued operations.

     In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunstoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International

                          CELANESE AG AND SUBSIDIARIES

5.  ACQUISITIONS AND DIVESTITURES - (CONTINUED)

Corporation ("Advent"). Pursuant to the sale agreement, the buyer has been granted a rescission right limited in scope and time and subject to various conditions. The recission right expires December 15, 2001, however, under certain limited circumstances the recission period may extend to April 2002. No claim for recission has been asserted. Management, together with outside legal counsel, has assessed the likelihood of the recission to be remote and believes Celanese has effectively transferred all risks and rewards of the Vinnolit and Vintron businesses to Advent. Celanese has reflected this transaction as a component of discontinued operations in the consolidated statement of operations.

     Celanese received gross proceeds of E35 million and recorded a gain in 2000 of E9 million, net of taxes, in gain on disposal of discontinued operations and earnings of E3 million in earnings from operations of discontinued operations relating to these discontinued operations. In 1999, Celanese recorded a loss of E151 million, net of taxes, in gain on disposal of discontinued operations and a gain of E2 million in earnings from operations of discontinued operations relating to these discontinued operations. An additional loss of E9 million, net of taxes, relating to discontinued operations either sold in 1999 or anticipated to be sold, was recorded in 2000.

     Celanese made the following divestitures during 1999:

     In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

     In December 1999, Celanese sold the following businesses and investments:

     - its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to Arteva BV, doing business as KoSa.

     - its ethylene oxide/ethylene glycol business to Old World Industries, Inc.

     - its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc.

     - its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M.

     - its 50 percent share in the polypropylene joint venture Targor to BASF
       AG.

     Celanese received gross proceeds of E1,001 million from the sale of these discontinued operations, which led to a net cash inflow of E913 million in 1999. Celanese recognized a gain of E452 million, net of taxes, in gain on disposal of discontinued operations in the consolidated statements of operations in 1999. Celanese recorded earnings of E14 million, net of taxes, in net earnings from operations of discontinued operations relating to these divested businesses in 1999.

     During 1999, Celanese shut down its bulk active pharmaceutical business line, which supplied pharmaceutical raw materials to Pharmacyclics, Inc.

6.  SECURITIES AVAILABLE FOR SALE

     At December 31, 2000 and 1999, Celanese had E186 million and E160 million, respectively, of marketable securities available for sale, which were included as a component of other assets. These securities are held by Celanese's captive insurance businesses. There was a net realized loss of E1 million in 2000 and no realized gains or losses in 1999 and 1998. The amortized cost, gross unrealized gain, gross unrealized loss and

                          CELANESE AG AND SUBSIDIARIES

6.  SECURITIES AVAILABLE FOR SALE - (CONTINUED)

fair values for available-for-sale securities by major security type at December 31, 2000 and 1999, were as follows:

                                                            AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                              COST        GAINS        LOSSES     VALUE
                                                            ---------   ----------   ----------   -----
                                                                          (IN E MILLIONS)
                                                            -------------------------------------------
AT DECEMBER 31, 2000
Debt Securities
  U.S. Government.........................................      31           1            -         32
  U.S. municipal..........................................       2           -            -          2
  Other government........................................       3           -            -          3
  U.S. corporate..........................................     118           1            -        119
                                                               ---         ---          ---        ---
          Total debt securities...........................     154           2            -        156
Bank certificates of deposit..............................       2           -            -          2
Equity securities.........................................       7           -            -          7
Mortgage-backed securities................................      21           -            -         21
                                                               ---         ---          ---        ---
                                                               184           2            -        186
                                                               ===         ===          ===        ===
AT DECEMBER 31, 1999
Debt Securities
  U.S. Government.........................................      28           -            2         26
  U.S. municipal..........................................       3           -            -          3
  Other government........................................       6           -            -          6
  U.S. corporate..........................................      98           -            2         96
                                                               ---         ---          ---        ---
          Total debt securities...........................     135           -            4        131
Bank certificates of deposit..............................       8           -            -          8
Equity securities.........................................       5           1            -          6
Mortgage-backed securities................................      15           -            -         15
                                                               ---         ---          ---        ---
                                                               163           1            4        160
                                                               ===         ===          ===        ===

     Fixed maturities at December 31, 2000 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                              AMORTIZED   FAIR
                                                                COST      VALUE
                                                              ---------   -----
                                                               (IN E MILLIONS)
                                                              -----------------
Within one year.............................................       6         6
From one to five years......................................      71        72
From six to ten years.......................................      61        62
Greater than ten years......................................      39        39
                                                                 ---       ---
                                                                 177       179
                                                                 ===       ===

                          CELANESE AG AND SUBSIDIARIES

7.  RECEIVABLES, NET

                                                               2000      1999
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Trade.......................................................    969       873
Reinsurance receivables.....................................    352       402
Receivables from Hoechst and Affiliates.....................    100       123
Other.......................................................    262       240
                                                              -----     -----
  Subtotal..................................................  1,683     1,638
Allowance for doubtful accounts.............................    (24)      (40)
                                                              -----     -----
  Net receivables...........................................  1,659     1,598
                                                              =====     =====

     As of December 31, 2000 and 1999, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

8.  INVENTORIES

                                                              2000    1999
                                                              ----    ----
                                                                 (IN E
                                                               MILLIONS)
                                                              ------------
Finished goods..............................................  644     450
Work-in-process.............................................   27      20
Raw materials and supplies..................................   80     105
                                                              ---     ---
  Subtotal..................................................  751     575
LIFO reserve................................................  (32)     13
                                                              ---     ---
          Total inventories.................................  719     588
                                                              ===     ===

     At December 31, 2000 and 1999, E331 million and E229 million, respectively, of total inventories were valued by the LIFO method. Celanese charged E45 million for the fiscal year ended December 31, 2000 for additions to the LIFO reserves and realized E14 million for the fiscal year ended December 31, 1999 from the liquidation of LIFO reserves.

9.  INVESTMENTS

     Celanese accounts for the following Affiliates under the equity method:

                                                               PERCENT
                         AFFILIATE                            OWNERSHIP
                         ---------                            ---------
Clear Lake Methanol Co., LLC................................    50.0%
Fortron Industries..........................................    50.0%
Korea Engineering Plastics Co., Ltd.........................    50.0%
InfraServ GmbH & Co. Muenchsmuenster KG.....................    49.0%
Polyplastics Co., Ltd.......................................    45.0%
InfraServ GmbH & Co. Gendorf KG.............................    39.0%
InfraServ GmbH & Co. Hoechst KG.............................    31.2%
InfraServ GmbH & Co. Knapsack KG............................    27.0%
Siemens Axiva GmbH..........................................    25.0%
Sherbrooke Capital Health and Wellness, L.P.................    14.2%

                          CELANESE AG AND SUBSIDIARIES

9.  INVESTMENTS - (CONTINUED)

                                                               2000     1999
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Affiliates totals:
  Net sales.................................................  1,924    1,935
  Net earnings..............................................     66       40
Celanese's share:
  Net earnings..............................................     19        7
  Dividends.................................................     13       15

Total assets................................................  2,382    1,976
Total liabilities...........................................  1,057      771
Interests of others.........................................    801      739
                                                              -----    -----
  Celanese's equity.........................................    524      466
Write-down of investment....................................    (15)     (15)
Excess of cost over underlying equity in net assets
  acquired..................................................    104      129
                                                              -----    -----
  Celanese's investment.....................................    613      580
                                                              =====    =====

                                                              ACQUISITION   WRITE-   NET BOOK
                                                                 COST       DOWNS     VALUE
                                                              -----------   ------   --------
                                                                      (IN E MILLIONS)
                                                              -------------------------------
January 1, 2000.............................................      595        (15)      580
  Additions.................................................        2          -         2
  Exchange rate changes.....................................        5          -         5
  Acquisitions and divestitures.............................       20          -        20
  Celanese's share of equity method investee earnings.......        6          -         6
                                                                  ---        ---       ---
December 31, 2000...........................................      628        (15)      613
                                                                  ===        ===       ===

     In April 2000, Celanese purchased 14.2 percent of Sherbrooke Capital Health and Wellness L.P. Celanese has equity participation rights, therefore this investment is accounted for under the equity method of accounting.

     In July 2000, Celanese sold its investment in Vinnolit GmbH. The decision to sell this investment was made in December 1999, and therefore this investment was included as a component of net liabilities of discontinued operations at December 31, 1999. (See Note 5)

     In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens Axiva GmbH. The remaining 25 percent is accounted for as an equity investment in Siemens Axiva GmbH at December 31, 2000. (See Note 5)

     In connection with the acquisition of Axiva GmbH during the second quarter of 2000, Celanese increased its investment in InfraServ GmbH & Co. Hoechst KG from 27.2 percent to 31.2 percent. (See Note 5)

     In December 1999, Celanese sold its investments in Dyneon GmbH and Targor GmbH. (See Note 5)

     In December 1999, Celanese sold a portion of its investment in InfraServ GmbH & Co. Wiesbaden KG. As a result, Celanese's investment percentage decreased from 29 percent to 18.9 percent. Therefore, Celanese changed its method of accounting for this investment from the equity method to the cost method.

                          CELANESE AG AND SUBSIDIARIES

9.  INVESTMENTS - (CONTINUED)

     During the fourth quarter of 1999, events occurring in the methanol industry indicated that an other than temporary decrease in the value in Celanese's investment in the Clear Lake Methanol Joint Venture ("CLMV") had occurred, resulting in Celanese writing down its investment in CLMV by E15 million.

     In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH. (See Note 27)

10.  PROPERTY, PLANT AND EQUIPMENT

                                                          BUILDING,
                                                          BUILDING
                                             LAND       IMPROVEMENTS
                                           AND LAND     AND LEASEHOLD     MACHINERY     CONSTRUCTION   CAPITALIZED
                                         IMPROVEMENTS   IMPROVEMENTS    AND EQUIPMENT   IN PROGRESS     INTEREST     TOTAL
                                         ------------   -------------   -------------   ------------   -----------   ------
                                                                          (IN E MILLIONS)
                                         ----------------------------------------------------------------------------------
ACQUISITION OR CONSTRUCTION COST
  January 1, 2000......................      171             610            4,995            243           144        6,163
    Additions..........................        -               4               20            198            13          235
    Disposals..........................      (10)            (29)            (208)            (3)            -         (250)
    Transfers..........................       15              12              263           (290)            -            -
    Acquisitions and divestitures of
      businesses.......................        3               7              211              1             -          222
    Exchange rate changes..............       12              32              270             20            11          345
                                             ---            ----           ------           ----          ----       ------
  December 31, 2000....................      191             636            5,551            169           168        6,715
                                             ---            ----           ------           ----          ----       ------
DEPRECIATION
  January 1, 2000......................      (74)           (366)          (3,703)             -           (88)      (4,231)
    Additions..........................       (5)            (20)            (271)             -            (9)        (305)
    Disposals..........................        8              19              188              -             -          215
    Exchange rate changes..............       (6)            (19)            (194)             -            (6)        (225)
                                             ---            ----           ------           ----          ----       ------
  December 31, 2000....................      (77)           (386)          (3,980)             -          (103)      (4,546)
                                             ---            ----           ------           ----          ----       ------
Book value at December 31, 2000........      114             250            1,571            169            65        2,169
                                             ===            ====           ======           ====          ====       ======

     The total investment in property, plant and equipment was E235 million and E262 million in 2000 and 1999, respectively. Depreciation totaled E302 million and E275 million in 2000 and 1999, respectively. Write-downs due to asset impairment amounting to E3 million and E92 million were recorded to special charges in 2000 and 1999, respectively. The asset impairment write-downs are included in additions to depreciation.

     Assets under capital leases amounted to E13 million and E15 million in 2000 and 1999, respectively.

     Interest costs capitalized were E13 million, E13 million and E8 million in 2000, 1999 and 1998, respectively.

                          CELANESE AG AND SUBSIDIARIES

11.  INTANGIBLE ASSETS

                                                              PATENTS, LICENSES,
                                                                TRADEMARKS AND
                                                                   SIMILAR
                                                                    RIGHTS         GOODWILL   TOTAL
                                                              ------------------   --------   -----
                                                                         (IN E MILLIONS)
                                                              -------------------------------------
ACQUISITION COST
January 1, 2000.............................................          18            1,827     1,845
  Additions.................................................           2               56        58
  Disposals.................................................          (1)               -        (1)
  Exchange rate changes.....................................           1              137       138
  Acquisitions and divestitures.............................          (1)               -        (1)
                                                                     ---            -----     -----
December 31, 2000...........................................          19            2,020     2,039
                                                                     ---            -----     -----
AMORTIZATION
January 1, 2000.............................................         (13)            (450)     (463)
                                                                     ---            -----     -----
  Additions.................................................          (2)             (84)      (86)
  Disposals.................................................           1                -         1
  Exchange rate changes.....................................          (1)             (33)      (34)
                                                                     ---            -----     -----
December 31, 2000...........................................         (15)            (567)     (582)
                                                                     ---            -----     -----
Book value on December 31, 2000.............................           4            1,453     1,457
                                                                     ===            =====     =====

     Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

12.  INCOME TAXES

     Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate tax purposes. German corporate tax law applies a split rate computation with regard to the taxation of the income of a corporation. Retained corporate income is initially subject to a German federal corporation tax of 40 percent in 2000 plus a solidarity surcharge of 5.5 percent on the German corporate tax payable. Including the impact of the surcharge, the German corporate tax rate amounts to 42 percent in 2000 and 1999 and 47.5 percent in 1998.

     Upon distribution of a dividend to shareholders, the corporate income tax rate on German earnings is adjusted to 30 percent plus the solidarity surcharge of 5.5 percent in both years. Including the impact of the surcharge, the German federal corporate distribution tax rate amounts to 32 percent. Upon distribution of German sourced retained earnings in the form of a dividend, German resident shareholders are entitled to a tax credit in the amount of German corporation tax paid by the corporation.

     Deferred taxes for the German companies are being provided at a 40% rate, which represents a combined German federal corporate tax rate plus the trade income tax. The rate was adjusted in 2000 compared to 45%

                          CELANESE AG AND SUBSIDIARIES

12.  INCOME TAXES - (CONTINUED)
in previous years due to the German tax reform. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                              2000   1999   1998
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Earnings (loss) before income taxes, minority interests and
  extraordinary expense:
     Germany................................................   171   (216)  (65)
     U.S. ..................................................  (146)  (290)   22
     Other..................................................   114    (86)  136
                                                              ----   ----   ---
     Total..................................................   139   (592)   93
                                                              ====   ====   ===
Provision (benefit) for income taxes:
     Current:
       Germany..............................................    52      3     6
       U.S. ................................................  (170)   (17)  158
       Other................................................    50     36    44
                                                              ----   ----   ---
     Total current..........................................   (68)    22   208
     Deferred:
       Germany..............................................    13    (50)  (15)
       U.S. ................................................   133    (41)  (89)
       Other................................................     6    (14)    5
                                                              ----   ----   ---
     Total deferred.........................................   152   (105)  (99)
                                                              ----   ----   ---
     Income tax provision (benefit).........................    84    (83)  109
                                                              ====   ====   ===
Effective income tax rate reconciliation:
     A reconciliation of income tax (benefit) for the years
     ended December 31, 2000, 1999 and 1998 was determined
     using the applicable statutory rate of 45% follows:
     Income tax computed at statutory tax rates.............    63   (266)   42
Increase (decrease) in taxes resulting from:
       Change in valuation allowance........................   (65)    83    34
       Equity income........................................    (5)    (5)   (6)
       Non-deductible depreciation and amortization.........    24     15     5
       Investments..........................................    (5)     1     7
       Import/export activities.............................     1      5    12
       Additional U.S. tax provision........................     -     10    13
       U.S. foreign tax credit/Subpart F income.............    15     (6)    -
       U.S. tax rate differentials..........................    14     29    (2)
       Other foreign tax rate differentials.................   (14)    37    (3)
       Valuation adjustments in subsidiaries................    64      -     -
     Enacted changes in tax rates...........................    (4)     -     -
       Other................................................    (4)    14     7
                                                              ----   ----   ---
       Income tax provision (benefit).......................    84    (83)  109
                                                              ====   ====   ===

     During 2000, the German government passed new tax legislation effective 2001 which, among other changes, will reduce the corporate rate from 40 percent on retained earnings and 30 percent on distributed

                          CELANESE AG AND SUBSIDIARIES

12.  INCOME TAXES - (CONTINUED)

earnings to a uniform 25 percent. Since the date of enactment of the new legislation was during the fourth quarter of 2000, Celanese adjusted deferred tax balances resulting in a decrease to income tax of E4 million.

     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

                                                              2000   1999
                                                              ----   ----
                                                                 (IN E
                                                               MILLIONS)
                                                              -----------
Postretirement obligations..................................   231    216
Accrued expenses............................................   148    265
Net operating loss carryforwards............................   264    314
Investments.................................................     4      5
Other.......................................................    37     41
                                                              ----   ----
     Subtotal...............................................   684    841

Valuation allowance.........................................  (260)  (278)
                                                              ----   ----
     Deferred tax assets....................................   424    563
                                                              ----   ----
Depreciation................................................   234    238
Interest....................................................     8      8
Inventory...................................................    33     26
Other.......................................................     5     20
                                                              ----   ----
     Deferred tax liabilities...............................   280    292
                                                              ----   ----
          Net deferred tax assets...........................   144    271
                                                              ====   ====

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and German net operating loss carryforwards which may not be realizable. Based on Celanese's historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2000 and 1999.

     At December 31, 2000, Celanese has net operating loss carryforwards of approximately E478 million, primarily in Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of E224 million in the U.S., which will expire in 2004.

13.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               2000     1999
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Accounts payable trade......................................    606      451
Accrued salaries and benefits...............................    187      134
Accrued environmental.......................................     63       78
Accrued restructuring.......................................     79      188
Insurance loss reserves.....................................    198      263
Accrued legal...............................................     53      359
Accounts payables to affiliates.............................     57       15
Other.......................................................    276      291
                                                              -----    -----
          Total accounts payable and accrued liabilities....  1,519    1,779
                                                              =====    =====

                          CELANESE AG AND SUBSIDIARIES

13.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - (CONTINUED)
     Based on the review and evaluation of insurance loss reserves, E332 million of insurance loss reserves in 1999 were reclassified from accounts payable and accrued liabilities to other liabilities. (See Note 15)

14.  DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                                                WEIGHTED
                                                                                AVERAGE
                                                                   AT           INTEREST
                                                              DECEMBER 31,       RATES
                                                              ------------    ------------
                                                              2000    1999    2000    1999
                                                              ----    ----    ----    ----
                                                                 (IN E
                                                               MILLIONS)
                                                              ------------    ------------
Current installments of long-term debt......................   23       2     1.0%    5.3%
Commercial paper............................................   20       -     6.4%      -
Bank loans..................................................   88     125     7.3%    7.7%
Notes with affiliates.......................................  283     302     4.8%    3.3%
                                                              ---     ---     ---     ---
          Total short-term borrowings and current
            installments of long-term debt..................  414     429
                                                              ===     ===

     Celanese has a U.S. $700 million (E752 million) commercial paper program at December 31, 2000. Celanese maintains committed revolving credit lines and term loans with several banks aggregating E2,130 million at December 31, 2000; the aggregate unused part thereof amounts to E1,634 million, of which U.S. $700 million (E752 million) were used as credit backup for Celanese's commercial paper program.

     Celanese had outstanding letters of credit amounting to E171 million at December 31, 2000 and E109 million at December 31, 1999. The bank loans are principally denominated in U.S. dollars, euro, South African rand and British pound sterling. The weighted average interest rate in 2000 for current installments of long-term debt excludes the impact of a supplemental redemption amount to be paid at the maturity of the note. An interest rate swap is designated to this note and results in a fixed interest rate of 6.7 percent. This note is included in the Other line of long-term debt. (See Note 22)

                          CELANESE AG AND SUBSIDIARIES

14.  DEBT - (CONTINUED)

LONG-TERM DEBT

                                                                     AT
                                                                DECEMBER 31,
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Term notes:
     6.125% notes, due 2004.................................     27        25
     7.125% medium-term notes, due 2009.....................     15        14
Variable rate loans with interest rates as of December 31,
  2000, adjusted periodically:
     Due in 2003, interest rate of 7.01%....................     54         -
     Due in 2003, interest rate of 6.79%....................    107        50
     Due in 2003, interest rate of 6.81%....................    188       174
     Due in 2005, interest rate of 7.02%....................     54         -
     Due in 2005, interest rate of 7.06%....................     54         -
Pollution control and industrial revenue bonds, interest
  rates ranging from 5.2% to 9.0%, due at various dates
  through 2026..............................................    235       218
Obligations under capital leases, due at various dates
  through 2012..............................................     19        20
Other.......................................................     21        20
                                                                ---       ---
  Subtotal..................................................    774       521
Less: Current installments of long-term debt................     23         2
                                                                ---       ---
          Total long-term debt..............................    751       519
                                                                ===       ===

     Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, which are legally held by Celanese subsidiaries, include tangible net worth and other covenants that limit their ability to enter into certain transactions. As of December 31, 2000, Celanese was in compliance with all debt covenants.

     Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of E15 million, net of E10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statement of operations.

     The maturities in 2001 and thereafter are as follows:

                                                                   TOTAL
                                                              ---------------
                                                              (IN E MILLIONS)
                                                              ---------------
2001........................................................         414
2002........................................................           8
2003........................................................         354
2004........................................................          44
2005........................................................         109
Thereafter..................................................         236
                                                                   -----
          Total.............................................       1,165
                                                                   =====

                          CELANESE AG AND SUBSIDIARIES

15.  OTHER LIABILITIES

                                                               2000     1999
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Pension and postretirement medical and life obligations (See
  Note 18)..................................................    828      752
Environmental liabilities (See Note 24).....................    356      317
Insurance liabilities.......................................    299      332
Other.......................................................    274      190
                                                              -----    -----
          Total other liabilities...........................  1,757    1,591
                                                              =====    =====

     Based on the review and evaluation of insurance loss reserves, E332 million of insurance loss reserves in 1999 were reclassified from accounts payable and accrued liabilities to other liabilities. (See Note 13)

16.  COST OF RAW MATERIALS AND SUPPLIES

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                              2000    1999    1998
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Cost of raw materials, supplies and merchandise.............  3,031   2,682   2,692
Cost of services purchased (primarily energy)...............    496     348     344
                                                              -----   -----   -----
          Total cost of raw materials and supplies..........  3,527   3,030   3,036
                                                              =====   =====   =====

17.  PERSONNEL EXPENSES

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                              2000    1999    1998
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Wages and salaries..........................................    777     814     775
Compulsory social security contributions....................     85      87      89
Other.......................................................    125     102      86
                                                              -----   -----   -----
  Personnel expenses excluding pensions and similar
     benefits...............................................    987   1,003     950
Pensions and similar benefits...............................    127     122     132
                                                              -----   -----   -----
          Total cost of personnel expenses..................  1,114   1,125   1,082
                                                              =====   =====   =====

18.  BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS - Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts are sometimes established for non-qualified plans.

     Defined benefit pension plans exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are generally prepared annually.

                          CELANESE AG AND SUBSIDIARIES

18.  BENEFIT OBLIGATIONS - (CONTINUED)

     Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and the Company may match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E17 million in 2000 and E21 million in 1999.

     OTHER POSTRETIREMENT BENEFIT PLANS - Certain retired employees receive postretirement health care benefits under (a) plan(s) established by Celanese. Nearly all Celanese employees in the U.S. are eligible to receive such benefits after reaching at least age 55 at termination, and retirement with a minimum of 10 years of service. Generally, the percentage of premium for plan coverage shared by Celanese and the employee, is based upon years of service. Effective January 1, 2001, postretirement coverage is eliminated for employees under age 50 and new hires or rehires who did not have plan eligibility prior to termination.

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               2000      1999      2000     1999
                                                              -------   -------   ------   ------
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
CHANGE IN BENEFIT OBLIGATIONS
  Benefit obligations at beginning of year..................   2,155     2,082      416      352
  Service cost..............................................      34        36        4        4
  Interest cost.............................................     175       142       31       26
  Participant contributions.................................       1         1        6        5
  Plan amendments...........................................      14         -      (10)       -
  Actuarial (gains) losses..................................     (27)        3      (40)      14
  Acquisitions..............................................      14         -        1        -
  Special termination benefits..............................      (7)        -        -        -
  Divestitures..............................................     (13)     (313)       -      (10)
  Settlements...............................................     (45)       (7)       -       (4)
  Curtailments..............................................     (11)        4        -        -
  Benefits paid.............................................    (149)     (117)     (42)     (34)
  Foreign currency exchange rate changes....................     166       324       33       63
                                                               -----     -----     ----     ----
  Benefit obligations at end of year........................   2,307     2,155      399      416
                                                               =====     =====     ====     ====

                          CELANESE AG AND SUBSIDIARIES

18.  BENEFIT OBLIGATIONS - (CONTINUED)

                                                              PENSION BENEFITS    OTHER BENEFITS
                                                              -----------------   ---------------
                                                               2000      1999      2000     1999
                                                              -------   -------   ------   ------
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year............   1,765     1,578        -        -
  Actual return on plan assets..............................     324       285        -        -
  Company contributions.....................................      38        19       35       39
  Participant contributions.................................       1         1        6        5
  Divestitures..............................................     (74)     (253)       -      (10)
  Settlements...............................................     (48)       (7)       -        -
  Benefits paid.............................................    (148)     (117)     (41)     (34)
  Foreign currency exchange rate changes....................     136       259        -        -
                                                               -----     -----     ----     ----
     Fair value of plan assets at end of year...............   1,994     1,765        -        -
                                                               =====     =====     ====     ====
  Funded status.............................................    (313)     (390)    (399)    (416)

  Unrecognized prior service cost...........................      58        16      (10)       -
  Unrecognized actuarial (gain) loss........................    (129)       69       33       67
  Unrecognized net transition (asset) obligation............      (8)       32        -        -
  Fourth quarter contribution...............................      67         3       13        8
                                                               -----     -----     ----     ----
     Net amount recognized..................................    (325)     (270)    (363)    (341)
                                                               =====     =====     ====     ====
AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
  BALANCE SHEETS
  Accrued benefit cost......................................    (352)     (305)    (363)    (341)
  Intangible asset(1).......................................      16        35        -        -
  Accumulated other comprehensive income....................      11         -        -        -
                                                               -----     -----     ----     ----
     Net amount recognized..................................    (325)     (270)    (363)    (341)
                                                               =====     =====     ====     ====
WEIGHTED-AVERAGE ASSUMPTIONS AS OF SEPTEMBER 30,
Discount rate...............................................    7.40%     7.50%    7.70%    7.50%
Expected long-term rate of return on plan assets............    9.10%     9.25%       -        -
Rate of increase in future compensation levels..............    3.30%     3.40%       -        -

---------------
(1) Amount is classified as other assets on the consolidated balance sheets.

                          CELANESE AG AND SUBSIDIARIES

18.  BENEFIT OBLIGATIONS - (CONTINUED)

     For measurement purposes, a 6.2 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2000. The rate was assumed to decrease gradually to 5.5 percent in 2001 and remain at that level thereafter.

                                                                 PENSION               OTHER
                                                                 BENEFITS             BENEFITS
                                                            ------------------   ------------------
                                                            2000   1999   1998   2000   1999   1998
                                                            ----   ----   ----   ----   ----   ----
                                                                        (IN E MILLIONS)
                                                            ---------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost..............................................    33     36     49     4      4      4
Interest cost.............................................   175    142    146    31     26     25
Expected return on plan assets............................  (160)  (129)  (117)    -      -      -
Amortization of prior service cost........................     8      9     11     -      -      -
Recognized actuarial loss.................................     1     10      3     -      1      -
Amortization of the unamortized obligation................    (2)    (2)    (2)    -      -      -
Curtailment loss (gain)...................................     6      5     15     -     (3)     -
Settlement loss...........................................     2      -     24     -      -      -
                                                            ----   ----   ----    --     --     --
     Net periodic benefit cost............................    63     71    129    35     28     29
                                                            ====   ====   ====    ==     ==     ==

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were E2,158 million, E2,080 million, and E1,822 million as of December 31, 2000, respectively, and E1,983 million, E1,901 million, and E1,585 million as of December 31, 1999, respectively.

     Included in the pension obligations above are liabilities relating to supplemental retirement plans for certain employees amounting to E188 million and E164 million as of December 31, 2000 and 1999, respectively. Pension expense relating to these plans totaled E18 million, E22 million and E30 million for 2000, 1999 and 1998, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which have market values of E133 million and E122 million at December 31, 2000 and 1999, respectively, and recognized interest income of E8 million, E6 million and E2 million for 2000, 1999 and 1998, respectively.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                ONE        ONE
                                                              PERCENT    PERCENT
                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                (IN E MILLIONS)
                                                              -------------------
Effect on total of service and interest cost components.....      2         (1)
Effect on postretirement obligation.........................     19        (17)

                          CELANESE AG AND SUBSIDIARIES

18.  BENEFIT OBLIGATIONS - (CONTINUED)

     The following table represents additional pension liabilities and other similar obligations:

                                                              2000    1999
                                                              ----    ----
                                                                 (IN E
                                                               MILLIONS)
                                                              ------------
OTHER OBLIGATIONS
Long-term disability........................................   81      77
Other.......................................................   32      29
                                                              ---     ---
                                                              113     106
                                                              ===     ===

19.  SHAREHOLDERS' EQUITY

     Prior to the Effective Date, shareholders' equity represented the historical equity of the Businesses and activities combined as Celanese. Pre-distribution equity represented equity less accumulated other comprehensive income (loss) of the combined Businesses and the effects of transfers between Celanese and Hoechst which do not give rise to receivables or payables intended to be settled between these two groups of companies.

     At the Annual General Meeting of Celanese AG held on May 9, 2000, shareholders present authorized the Board of Management to acquire by November 9, 2001, company shares representing up to a maximum of 10% of its 55,915,369 shares outstanding. During 2000, Celanese repurchased 5,591,500 shares at a total cost of E123 million, of which E4 million was incurred during 1999.

20.  STOCK-BASED COMPENSATION

     In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR Plan") and the Hoechst 1998 Stock Option Plan (the "1998 Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

     During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights ("Rights"). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was E37.73 per share. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares are at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of E37.73 per Hoechst share has been converted to E45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 61,912 Rights remain outstanding as of December 31, 2000. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. Celanese recognized expense of about E1 million for both 2000 and 1999 for the 1997 Hoechst SAR Plan. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

     During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock

                          CELANESE AG AND SUBSIDIARIES

20.  STOCK-BASED COMPENSATION - (CONTINUED)

Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was E34.88 per share. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from E34.88 per Hoechst share to E42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights will be considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2000, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares under option were converted to 43,750 Celanese Rights, 36,750 of which remain outstanding as of December 31, 2000. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at E16.37 per share.

     Celanese employees who chose to receive a cash distribution were paid E15.30 per Hoechst option. In total, Celanese recognized expense of about E1 million in both 2000 and 1999 for the 1998 Hoechst Option Plan.

     During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and executives of Celanese. The participants in the 1999 Celanese EPP must purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the1999 Celanese EPP are based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants, of which 2.3 million remain outstanding at December 31, 2000. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of about E1 million for the 1999 Celanese EPP during both 2000 and 1999.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally are exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the 1999 Celanese LTIP, of which 2.2 million remain outstanding at December 31, 2000. Rights remaining unexercised as of October 26,

                          CELANESE AG AND SUBSIDIARIES

20.  STOCK-BASED COMPENSATION - (CONTINUED)

2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. In both 2000 and 1999, Celanese recognized expense of about E1 million for the LTIP.

     The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of the performances of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was E19.56 per share.

     Celanese adopted a Stock Participation Plan (the "2000 Celanese SPP") on January 15, 2001. Under this plan, every eligible employee who purchases a prescribed amount of Celanese stock during the plan designated period in the first quarter of 2001 will receive a 35 percent reimbursement from Celanese. This reimbursement will be recorded as compensation expense in 2001. Approximately 11,000 employees are eligible for this plan.

     During 2000, 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

21.  LEASES

     Total minimum rent charged to operations under all operating leases was E62 million, E67 million and E58 million in 2000, 1999 and 1998, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

                                                              CAPITAL   OPERATING
                                                              -------   ---------
                                                                (IN E MILLIONS)
                                                              -------------------
2001........................................................     4          50
2002........................................................     4          45
2003........................................................     3          42
2004........................................................     3          37
2005........................................................     3          37
Later years.................................................    11         216
Sublease income.............................................     -         (13)
                                                                --         ---
     Minimum lease commitments..............................    28         414
                                                                ==         ===
Less amounts representing interest..........................     7
                                                                --
     Present value of net minimum lease obligations.........    21
                                                                ==

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

                          CELANESE AG AND SUBSIDIARIES

22.  FINANCIAL INSTRUMENTS

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate or currency exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio. Celanese's derivative policy provides the ability to lock in borrowing rates and promotes the achievement of a desired level of fixed/floating rate mix. Celanese had open interest rate swaps with a notional amount of E344 million and E319 million at December 31, 2000 and 1999, respectively. Celanese's credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E1 million in 2000 and E8 million in 1999.

     For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component, for the periods presented in the accompanying consolidated financial statements. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a marked to market adjustment of E1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps that previously hedged the Hoechst related debt, which resulted in a E1 million charge to the consolidated statement of operations in 1999.

     In September 1999, Celanese tendered a portion of its outstanding variable rate debt. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense in the consolidated statement of operations in 1999.

Foreign Exchange Risk Management

     As a result of the introduction of the euro, outstanding currency derivatives between currencies of the countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

     Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated mainly for booked exposure. In some cases, anticipated exposure is hedged as well. Contracts with notional amounts totaling approximately E865 million and E688 million at December 31, 2000 and 1999, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, Australian dollar and Canadian dollar.

                          CELANESE AG AND SUBSIDIARIES

22.  FINANCIAL INSTRUMENTS - (CONTINUED)

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2000 and 1999. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                    2000               1999
                                                              ----------------   ----------------
                                                              CARRYING   FAIR    CARRYING   FAIR
                                                               AMOUNT    VALUE    AMOUNT    VALUE
                                                              --------   -----   --------   -----
                                                                        (IN E MILLIONS)
                                                              -----------------------------------
Other assets - investments..................................    306       306      268       268
Long-term debt..............................................    751       761      519       503
Debt-related derivative instruments.........................      -        11        -        17
Foreign exchange-related derivative instruments.............      -        45        -        (8)

     At December 31, 2000 and 1999, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 23)

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2000, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

Other Financial Instruments

     As of December 31,1999, Celanese had purchased 1.2 million call options to offset its exposure of the LTIP and EPP. These options had a maturity of six months, a strike price of E16.3705 per share and an average premium of E3.16 per share so that the total premium paid through December 31, 1999 amounted to E3.8 million. The market value of these options at December 31, 1999 was E3.8 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, E3.8 million was recorded as a debit to additional paid-in-capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid in capital was credited and treasury stock was debited for E3.8 million.

23.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24)

                          CELANESE AG AND SUBSIDIARIES

23.  COMMITMENTS AND CONTINGENCIES - (CONTINUED)

Plumbing Actions

     CNA Holdings, Inc. ("CNA Holdings"), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

     CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. A conditionally certified class action (of recreational vehicle owners) is pending in the Chancery Court of Tennessee, Weakley County. In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims), and the plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000. In September 2000 a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims) is pending in the Superior Court of New Jersey, Camden.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S.$950 million (E944 million). There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. In February 2000, CNA Holdings and Shell reached an agreement on the allocation of certain payments already made to the claimants and certain future payments between the parties pursuant to which Celanese paid Shell an amount which was fully accrued for in prior periods.

     In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S.$170 million (E169 million). These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings' and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for such claims.

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2000, Celanese had accrued an aggregate of E116 million for this matter, of which E15 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge will not have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded

                          CELANESE AG AND SUBSIDIARIES

23.  COMMITMENTS AND CONTINGENCIES - (CONTINUED)

receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2000, Celanese had recorded E159 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Fugitive Emissions Standards

     In 1990, the U.S. Environmental Protection Agency ("EPA") issued a notice of violation alleging that CNA Holdings' Rock Hill, South Carolina plant, was subject to fugitive emissions standard for benzene under the Clean Air Act based upon the volume of benzene used at the facility. CNA Holdings contested the notice of violation because it believed it had correctly determined in 1984 that the calculation of benzene usage for determining applicability of the standard did not include amounts recirculated within the process after initial use. By 1991, CNA Holdings met the fugitive emissions standard as interpreted by the EPA for its three U.S. facilities that used benzene.

     In 1992, 1993 and 1995, the U.S. Department of Justice, on behalf of the EPA, filed enforcement actions against CNA Holdings regarding the three plants in federal district courts in South Carolina, Virginia and Texas seeking penalties. In May 2000, the parties agreed to a settlement pursuant to which each case would be dismissed with prejudice in exchange for civil payments of approximately U.S.$1 million (E1 million) in the aggregate.

Antitrust

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst E31 million (U.S.$36 million). This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.

     In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. Five actions filed in the Superior Court of the State of California, relating to indirect purchasers of sorbates in California, were consolidated into a single action in May 1999. In June 2000, the parties entered into a settlement agreement subject to court approval, pursuant to which Hoechst and Nutrinova paid U.S. $1.8 million (E1.9 million). The parties to a matter that had been filed in the 20th Judicial District, Tennessee entered into a settlement agreement in November 2000, encompassing claims for persons in Tennessee. The settlement agreement is subject to final court approval. Pursuant to this agreement, the combined payment for Hoechst and Nutrinova entities is U.S.$259,000 (E271,000). Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000 the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, which has been approved by the court, Hoechst and the named Celanese subsidiaries

                          CELANESE AG AND SUBSIDIARIES

23.  COMMITMENTS AND CONTINGENCIES - (CONTINUED)

will make an approximate E20 million (U.S.$21 million) payment. The remaining actions are still in the early stages of litigation.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has accrued liabilities aggregating E68 million at December 31, 2000 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2000. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible future losses (in addition to the amounts already recorded in the consolidated financial statements) as of December 31, 2000 is between E0 and E80 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions.

     Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Other Matters

     In 1998, Celanese received a substantial settlement in connection with a patent infringement lawsuit. This is included as a component of selling, general and administrative expenses.

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. At December 31, 2000, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2000, there were outstanding commitments relating to capital projects of approximately E51 million.

     In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier's inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared force majeure for acetic acid and vinyl acetate monomer to its Asian customers. Force majeure remained in effect at December 31, 2000. The supply agreement, as well as the contracts with the shareholders of the supplier, contain provisions providing for liquidated damages and remedies in the event the supplier is unable to perform its obligations. Celanese has given notice to the supplier and its shareholders setting forth Celanese's claims. Although the supplier and its shareholders have rejected these claims the parties are in negotiations to come to a solution of this issue. (See Note 27)

24.  ENVIRONMENTAL

     General - Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

     Hoechst Liabilities - In connection with the demerger, Celanese agreed to indemnify Hoechst for the first E250 million of future liabilities for environmental damages arising from certain previously divested Hoechst

                          CELANESE AG AND SUBSIDIARIES

24.  ENVIRONMENTAL - (CONTINUED)

entities of which Celanese has reserved approximately E180 million that is included as a component of the total environmental reserves discussed below. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

     U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2000 and 1999, Celanese had provisions totaling E13 million and E16 million, respectively, for U.S. Superfund sites and utilized E3 million and E1 million of these reserves in 2000 and 1999, respectively. There were no additional provisions recorded during 2000, 1999 or 1998.

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

     German InfraServs - Celanese has manufacturing operations at five locations in Germany: Oberhausen, Hoechst, Wiesbaden, Kelsterbach and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

     InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the carving out of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability which cannot be attributed to an InfraServ partner and for which no third party is responsible is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about E260 million as of December 31, 2000, of which E143 million has been indemnified by Hoechst. Of the E260 million total provision, E57 million has

                          CELANESE AG AND SUBSIDIARIES

24.  ENVIRONMENTAL - (CONTINUED)

been included in the consolidated reserves for environmental liabilities of Celanese. The provision of E57 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG. Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 2000, no additional charges are expected. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs.

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2000:

                          COMPANY                             OWNERSHIP %   LIABILITY %
                          -------                             -----------   -----------
InfraServ GmbH & Co. Gendorf KG.............................      39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG..........................      84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG............................      27.0%         47.0%
InfraServ GmbH & Co. Deponie Knapsack KG....................     100.0%        100.0%
InfraServ GmbH & Co. Kelsterbach KG.........................     100.0%        100.0%
InfraServ GmbH & Co. Hoechst KG.............................      31.2%         40.0%
InfraServ GmbH & Co. Muenchsmuenster KG.....................      49.0%         49.0%
InfraServ GmbH & Co. Wiesbaden KG...........................      18.9%          2.0%
InfraServ Verwaltungs GmbH..................................     100.0%            -

     Celanese also has obligations related to previously divested entities, including the Hoechst related liabilities discussed above, and has provided for such obligations, when the event of loss is probable and reasonably estimable. (See Note 4)

     In 2000, 1999 and 1998, the total environmental costs charged to operations for remediation efforts amounted to E23 million, E77 million and E94 million, respectively. The E94 million recorded in 1998 is net of E56 million, as a result of discounting future outlays for certain fixed period remediation projects using a 6 percent discount rate. Celanese recognized E3 million of accretion in both 2000 and 1999 related to the discounted liability. Celanese has no other discounted environmental reserves. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     Celanese recorded recoveries of E17 million and E18 million in 2000 and 1999, respectively. There are no receivables for recoveries at December 31, 2000 and 1999.

25.  SPECIAL CHARGES

     Special charges include provisions for restructuring which represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well

                          CELANESE AG AND SUBSIDIARIES

25.  SPECIAL CHARGES - (CONTINUED)

as the public announcement of the restructuring plan. The components of the 2000 and 1999 restructuring charges were as follows:

                                                               EMPLOYEE
                                                              TERMINATION   PLANT/OFFICE
                                                               BENEFITS       CLOSURES     TOTAL
                                                              -----------   ------------   -----
                                                                       (IN E MILLIONS)
                                                              ----------------------------------
Restructuring reserve at December 31, 1998..................       26            30          56
     Restructuring expense..................................      116           102         218
     Other additions........................................        2             -           2
     Cash and noncash uses..................................      (44)          (49)        (93)
     Currency translation adjustments.......................        8             4          12
                                                                  ---           ---        ----
Restructuring reserve at December 31, 1999..................      108            87         195
     Restructuring expense..................................       46            51          97
     Cash and noncash uses..................................      (97)          (48)       (145)
     Other changes..........................................      (24)          (35)        (59)
     Currency translation adjustments.......................        4             7          11
                                                                  ---           ---        ----
Restructuring reserve at December 31, 2000..................       37            62          99
                                                                  ===           ===        ====

     Included in the above restructuring reserves of E99 million and E195 million at December 31, 2000 and 1999, respectively, are E20 million and E7 million, respectively, of long-term reserves included in other liabilities.

     In 2000, Celanese recorded special charges totaling E29 million, which consisted of E97 million of restructuring charges, E59 million of income for adjustments to restructuring reserves recorded in 1999, E9 million of costs for the relocation of production assets associated with restructuring initiatives, and E18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 23)

     The E97 million of restructuring charges included employee severance costs of E46 million and plant and office closure costs of E51 million. Employee severance costs of E33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Employee severance costs of E11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. Additionally, employee severance costs of E2 million were associated with the reduction of approximately 15 administrative positions. The plant and office closure charges of E51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (E47 million) and the shutdown of a Canadian acetate filament facility (E2 million).

     The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, of which approximately 100 had been eliminated as of December 31, 2000.

     The E59 million of income for adjustments to the 1999 restructuring reserves consisted of employee termination benefits (E24 million) and plant and office closures (E35 million). Employee termination benefits were adjusted by E11 million due largely to unplanned voluntary resignations and by E10 million due to a modification in Ticona's employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of E3 million in restructuring reserves. This facility is expected to be closed by early 2003. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative

                          CELANESE AG AND SUBSIDIARIES

25.  SPECIAL CHARGES - (CONTINUED)

facilities in the U.S. and Canada (E28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (E4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (E3 million).

     Special charges of E9 million consisted of non-restructuring charges related to the move of the oriented polypropylene ("OPP") film production assets from Swindon, UK to Mantes, France (E6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (E3 million).

     In 1999, Celanese recorded special charges totaling E559 million, of which E218 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve pertained primarily to employee termination severance costs of E116 million. The E116 million was comprised mainly of E15 million for the restructuring of Mexican production facilities, E23 million related to the Ticona business, E13 million was due to the restructuring of Canadian production facilities, E22 million pertained to the Acetate business in both the U.S. and Europe, E15 million for both U.S. and European chemical businesses, E10 million for the shutdown of an OPP production line at a European chemical plant, and E5 million resulted from Hoechst's reorientation of basic research. In addition, E12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

     In 1999, Celanese also recognized E102 million of restructuring costs for plant and office closures, of which E29 million related to 3 facilities in Mexico, E30 million pertained to closure costs associated with administrative facilities in the U.S. and Canada, E15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and E12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, E16 million was recorded for fixed asset impairments and closure costs associated with the shutdown of an acetate facility in Canada.

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

     In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, of which 1,900 positions had been eliminated as of December 31, 2000.

     At December 31, 1999, the remaining employee termination benefits reserve of E108 million pertained primarily to employee severance payments related to E13 million for the restructuring of Mexican production facilities, E21 million related to the Ticona business, E12 million due to the restructuring of Canadian production facilities, E18 million due to the Acetate business in both the U.S. and Europe, E16 million for both U.S. and European chemical businesses, E9 million for the shutdown of an OPP production line in Europe, and E3 million from Hoechst's reorientation of basic research. In addition, E16 million was due to the closure of administrative facilities in the U.S., Canada, and Mexico.

     The remaining plant/office closures reserve of E87 million at December 31, 1999 pertained primarily to a reserve of E9 million related to 3 facilities in Mexico, E48 million related to the closure of administrative facilities in the U.S. and Canada, E12 million for the shutdown of an acetaldehyde unit in Europe, E2 million for the shutdown of an OPP production line at a European plant and E8 million for the shutdown of an acetate facility in Canada. In addition, E8 million related to estimated contractual losses on a long-term service agreement associated with the 1998 shutdown of an acetic acid unit in Europe.

                          CELANESE AG AND SUBSIDIARIES

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     Effective January 1, 1998, Celanese adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. Information with respect to Celanese's industry segments follows:

Business Segments

     ACETYL PRODUCTS primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol;

     CHEMICAL INTERMEDIATES produces and supplies acrylic acid, acrylate esters, organic solvents and other intermediates;

     ACETATE PRODUCTS primarily produces and supplies acetate filament and acetate tow;

     TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

     PERFORMANCE PRODUCTS includes Trespaphan, the OPP films business, and Nutrinova, the high intensity sweetener, food protection ingredients business.

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 1. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding special charges. EBITDA is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

                          CELANESE AG AND SUBSIDIARIES

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS - (CONTINUED)

     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                             ACETYL      CHEMICAL      ACETATE             PERFORMANCE    TOTAL
                            PRODUCTS   INTERMEDIATES   PRODUCTS   TICONA    PRODUCTS     SEGMENTS   RECONCILIATION   CONSOLIDATED
                            --------   -------------   --------   ------   -----------   --------   --------------   ------------
                                                                       (IN E MILLIONS)
                            -----------------------------------------------------------------------------------------------------
  2000:
Sales to external
  customers...............   2,023         1,012         756        923        409        5,123            84           5,207
Inter-segment revenues....      83            73           -          -          -          156          (156)              -
Operating profit (loss)...     (10)          (24)          9         96         33          104           (21)             83
EBITDA excluding special
  charges.................     200            50          92        140         74          556           (56)            500
Depreciation..............     111            54          65         51         28          309            (7)            302
Amortization..............      31            16          10         22          7           86             -              86
Capital expenditures......      80            40          30         58         18          226             9             235
Special charges...........      68             4           8        (29)         6           57           (28)             29
Total assets..............   2,251         1,119         830      1,592        425        6,217         1,425           7,642
  1999:
Sales to external
  customers...............   1,487           847         739        788        397        4,258            60           4,318
Inter-segment revenues....      74            37           -          -          -          111          (111)              -
Operating profit (loss)...     (65)          (47)        (46)       (96)       (93)        (347)         (174)           (521)
EBITDA excluding special
  charges.................      89            84          95        123         42          433           (56)            377
Depreciation..............      81            61          54         49         27          272             3             275
Amortization..............      20            13           6         16          9           64             -              64
Capital expenditures......     127            46          30         40         12          255             7             262
Special charges...........      53            57          81        154         99          444           115             559
Total assets..............   1,805         1,221         916      1,493        518        5,953         1,574           7,527
  1998:
Sales to external
  customers...............   1,438           850         839        750        407        4,284            60           4,344
Inter-segment revenues....      80            70           -          -          -          150          (150)              -
Operating profit (loss)...     152            54          94         53        (12)         341          (173)            168
EBITDA excluding special
  charges.................     246           111         154        115         52          678           (98)            580
Depreciation..............      81            52          52         48         27          260            20             280
Amortization..............       4             4           2         14          7           31             1              32
Capital expenditures......      70            97          69         66         35          337             8             345
Special charges...........       9             1           6          -         30           46            54             100
Total assets..............   1,541         1,070         808      1,352        406        5,177         2,181           7,358

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions. Additionally, Celanese recognized special charges in 2000 and 1999 related to restructuring costs, fixed asset write-offs, shutdown of a facility, and the impairment of goodwill. (See Note
25)

     Other operating entities consist of companies which provide infrastructure and procurement services. Effective July 1, 2000, advanced fiber materials ("AFM"), comprised of the performance polymer ("PBI") product line, was transferred from Acetate products to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. AFM had sales to external customers of E24 million and E17 million in 2000 and 1999, respectively, of which E11 million is included in Other Activities for 2000.

                          CELANESE AG AND SUBSIDIARIES

26.  BUSINESS AND GEOGRAPHICAL SEGMENTS - (CONTINUED)

     The following table presents financial information based on the geographic location of the manufacturing facilities of Celanese:

                                       NORTH    THEREOF   THEREOF   THEREOF            THEREOF          REST OF
                                      AMERICA     USA     CANADA    MEXICO    EUROPE   GERMANY   ASIA    WORLD    CONSOLIDATED
                                      -------   -------   -------   -------   ------   -------   ----   -------   ------------
                                                                          (IN E MILLIONS)
                                      ----------------------------------------------------------------------------------------
  2000:
Total assets........................   5,223     3,863      316      1,044    1,566     1,355    492      361        7,642
Long-lived assets...................   1,545     1,222       80        243      358       304    259        7        2,169
Operating profit (loss).............       4        (4)      31        (23)      70        71     (5)      14           83
Net sales...........................   2,957     2,395      219        343    1,867     1,514    307       76        5,207
Depreciation and amortization.......     296       202       23         71       68        55     22        2          388
Capital expenditures................     118        78        4         36       74        62     43        -          235
  1999:
Total assets........................   5,394     4,042      335      1,017    1,611     1,265    259      263        7,527
Long-lived assets...................   1,349     1,031       86        232      362       297    212        9        1,932
Operating profit (loss).............    (117)      (32)     (29)       (56)    (411)     (353)     5        2         (521)
Net sales...........................   2,654     2,232      166        256    1,579     1,162     35       50        4,318
Depreciation and amortization.......     246       174       14         58       82        69     10        1          339
Capital expenditures................      98        82        4         12       66        52     98        -          262
  1998:
Total assets........................   4,945     3,656      328        961    2,074     1,794    131      208        7,358
Long-lived assets...................   1,150       964       63        123      415       347    101       11        1,677
Operating profit (loss).............     246       114       77         55      (80)      (81)     4       (2)         168
Net sales...........................   2,636     2,137      242        257    1,618     1,063     28       62        4,344
Depreciation and amortization.......     221       193       11         17       79        64     10        2          312
Capital expenditures................     231       179       12         40       96        78     16        2          345

27.  SUBSEQUENT EVENTS

     In January 2001, Celanese transferred its investment in Infraserv GmbH & Co. Munchsmunster KG to Ruhr Oel GmbH. No gain or loss will be recognized on this transaction.

     On March 20, 2001, Celanese entered into an agreement whereby Celanese will receive a payment of approximately E35 million. This payment represents compensation related to operational problems at a supplier's Singapore facility through March 2001 (as discussed in Note 23.) Of this amount, approximately E31 million will be recognized in Celanese's first quarter 2001 operating results. The remainder was recognized in the fourth quarter 2000. (See Note 23)

                          CELANESE AG AND SUBSIDIARIES

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                ALLOWANCES FOR DOUBTFUL ACCOUNTS (IN E MILLIONS)

Balance as of December 31, 1998.............................   35
  Provisions, net of reversals..............................    5
  Recoveries................................................   (2)
  Charge-offs...............................................   (9)
  Translation Adjustments...................................   11
                                                              ---

Balance as of December 31, 1999.............................   40
  Provisions, net of reversals..............................   (7)
  Recoveries................................................   (3)
  Charge-offs...............................................   (9)
  Translation Adjustments...................................    3
                                                              ---

Balance as of December 31, 2000.............................   24
                                                              ===