Form 20-F
period 2001-12-31
CELANESE AG
filed 2002-03-07
CIK 1095442

As Filed with the Securities and Exchange Commission on March 7, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

Commission file number 1-15419

CELANESE AG
(Exact name of Registrant as specified in its charter)

CELANESE CORPORATION
(Translation of Registrant’s name into English)

FEDERAL REPUBLIC OF GERMANY
(Jurisdiction of incorporation or organization)

61476 KRONBERG/TAUNUS, GERMANY
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares with no par value	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
NONE
(Title of Class)

       Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

Ordinary Shares with no par value	50,334,891
(as of December 31, 2001)

       Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

       Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

TABLE OF CONTENTS

Part I

Item 1. Identity of Directors, Senior Management and Advisers	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Selected Financial Data	2
Exchange Rate Information	4
Risk Factors	4
Item 4. Information on the Company	9
Introduction	9
History and Development of the Company	9
Business Summary	10
Segment Overview	11
Strategy	12
Business Segments	14
Other Activities	25
Acquisitions and Divestitures	25
eBusiness	26
Raw Materials and Energy	26
Research and Development	26
Intellectual Property	27
Environmental and Other Regulation	28
Organizational Structure	31
Description of Property	31
Item 5. Operating and Financial Review and Prospects	36
Basis of Presentation	36
Major Events in 2001	37
Financial Highlights	37
Overview – 2001 Compared with 2000	38
Selected Data by Business Segment	39
Summary by Business Segment – 2001 Compared with 2000	40
Summary of Consolidated Results – 2001 Compared with 2000	43
Summary by Business Segment – 2000 Compared with 1999	47
Summary of Consolidated Results – 2000 Compared with 1999	50
Liquidity and Capital Resources	53
Market Risks	57
European Monetary Union	59
Critical Account Policies and Issues	59
New Accounting Standards	60
Outlook	61
Item 6. Directors, Senior Management and Employees	63
Directors and Senior Management	63
Compensation of Directors and Officers	65
Incentive Plans	66
Board Practices	67
Employees	70
Share Ownership	70
Item 7. Major Shareholders and Related Party Transactions	71
Major Shareholders	71
Related Party Transactions	72
Item 8. Financial Information	72
Export Sales	72
Legal Proceedings	72

i

Dividend Policy	75
Significant Changes	75
Item 9. The Offer and Listing	75
Nature of Trading Market	75
Item 10. Additional Information	79
Articles of Association	79
Material Contracts	82
Exchange Controls and Other Limitations Affecting Security Holders	83
Taxation	83
Item 11. Quantitative and Qualitative Disclosures About Market Risk	87
Interest-Rate Risk Management	87
Foreign-Exchange Risk Management	88
Commodity Risk Management	88
Stock Based Compensation Risk Management	89
Item 12. Description of Securities Other Than Equity Securities	89
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies	89
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	89
Item 15. Reserved	89
Item 16. Reserved	89
PART III
Item 17. Financial Statements	89
Item 18. Financial Statements	89
Item 19. Exhibits	90
Index to Consolidated Financial Statements	F-2

ii

INTRODUCTION

       Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, “Celanese” refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, “Celanese” refers solely to Celanese AG and its consolidated affiliates. See Note 1 to the Consolidated Financial Statements for Celanese contained in this Annual Report (the “Consolidated Financial Statements”).

BASIS OF PRESENTATION

       The Consolidated Financial Statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for all periods presented. The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred to Celanese from Hoechst Aktiengesellschaft, also referred to as Hoechst, in a demerger that became effective on October 22, 1999. The Consolidated Financial Statements and other financial information included in this Annual Report, unless otherwise specified, have been presented to exclude the effects of discontinued operations. The Consolidated Financial Statements, for the periods prior to the effective date of the demerger from Hoechst, assume that Celanese had existed as a separate legal entity with five business segments, Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods.

CURRENCY TRANSLATION

       Effective January 1, 1999, Germany and the 10 other member states of the European Union introduced the euro or € as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Greece became the twelfth member of the European Monetary Union (EMU) on January 1, 2001. The Consolidated Financial Statements for each period presented on or before December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per €1.00. Celanese does not represent that these restated euro amounts for periods ended on or before December 31, 1998, actually represent the DM amounts in the Consolidated Financial Statements as prepared or could be converted into DM at the rate indicated. Since January 1, 1999, Celanese’s Consolidated Financial Statements have been prepared in euro and are no longer restated from Deutsche Mark into euro. U.S. dollar or U.S. $ amounts are unaudited and have been converted solely for the convenience of the readers for 2001 from euro into U.S. dollars, at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate in the City of New York for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2001. For information regarding recent rates of exchange between euro and U.S. dollar, see “Item 3. Key Information – Exchange Rate Information.” Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

       On February 25, 2002, the Noon Buying Rate for the euro was U.S. $0.8713 per €1.00.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

       Investors are cautioned that the forward-looking statements contained in this Annual Report involve both risk and uncertainty. Many important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See “Forward-Looking Statements May Prove Inaccurate” in “Item 5. Operating and Financial Review and Prospects.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2.    Offer Statistics and Expected Timetable

     Not applicable.

Item 3.    Key Information

Selected Financial Data

       The following table presents selected consolidated financial information of Celanese. You should read this table in conjunction with “Item 5. Operating and Financial Review and Prospects,” the audited Consolidated Financial Statements and the notes to those statements that are included elsewhere in this Annual Report.

       The balance sheet data set forth below for 2001 and 2000, and the statement of operations data for 2001, 2000 and 1999, all of which are set forth below, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet data for 1999, 1998 and 1997 and the statement of operations data for 1998 and 1997 are derived from audited Consolidated Financial Statements not included in this Annual Report.

       Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Greece became the twelfth member of the EMU on January 1, 2001. The Consolidated Financial Statements for each period ending on or before December 31, 1998 have been prepared using the Deutsche Mark and have been restated in euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per €1.00. Accordingly, the Consolidated Financial Statements for all periods prior to December 31, 1998 depict the same trends that would have been presented had they been presented using the Deutsche Mark. Because the consolidated financial information for those periods was originally prepared using the Deutsche Mark, it is not necessarily comparable to financial statements of other companies which originally prepared financial statements in a European currency other than the Deutsche Mark and subsequently converted that other currency into euro. Beginning January 1, 1999, Celanese’s Consolidated Financial Statements have been prepared in euro and are no longer restated from Deutsche Mark into euro.

	Year Ended December 31,

	2001	2001	2000	1999	1998	1997

	(unaudited)	(audited)

	U.S. $(1)	€	€	€	€	€

	(in millions, except per share data, percentages and number of employees)

Statement of Operations Data:
Net sales	4,537	5,097	5,207	4,318	4,344	4,951
Cost of sales	(3,933)	(4,419)	(4,441)	(3,621)	(3,454)	(3,862)
Gross profit	604	678	766	697	890	1,089
Selling, general and administrative expenses	(519)	(583)	(567)	(570)	(535)	(575)
Research and development expenses	(85)	(95)	(94)	(79)	(101)	(133)
Special charges(2)	(472)	(530)	(29)	(559)	(100)	(103)
Operating profit (loss)(3)	(470)	(528)	83	(521)	168	267
Interest and other income, net(4)	(4)	(4)	56	(71)	(75)	(83)
Income tax benefit (provision)	123	138	(84)	83	(109)	(83)
Minority interests	–	–	–	7	(40)	(63)
Earnings (loss) from continuing operations	(351)	(394)	55	(502)	(56)	38
Earnings from discontinued operations	8	9	3	310	12	9
Net earnings (loss)	(343)	(385)	58	(207)	(44)	47
Earnings (loss) per common share – basic and diluted(5)
	(6.81)	(7.65)	1.09	(3.70)	(0.79)	0.84
Balance Sheet Data:
Total assets	6,288	7,064	7,642	7,569	7,358	6,185
Debt	784	880	1,165	948	1,479	1,888
Shareholders’ equity(6)	1,967	2,210	2,843	2,866	2,736	1,250
Dividends paid per share(7)	0.36	0.40	0.11	–	–	–
Common stock	127	143	143	143	–	–
Weighted average shares – basic and diluted	50,332	50,332	53,293	55,915	55,915	55,915
Other Data:
Operating margin (%)	(10.36)	(10.36)	1.59	(12.07)	3.87	5.39
Depreciation and amortization of tangible and intangible assets
	372	418	388	339	312	290
Capital expenditures on tangible fixed assets	206	231	235	262	345	368
Trade Working Capital(8)	611	687	993	980	993	1,029
Number of employees on a continuing basis (end of period) in thousands
	11.8	11.8	13.2	14.9	15.8	17.5

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.
(2)	Special charges represent charges for the impairment of assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 26 to the Consolidated Financial Statements.
(3)	Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese S.A., in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese’s operating profit for 1998 would have been reduced by €30 million, because of the amortization of goodwill associated with the acquisition.
(4)	Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.
(5)	Earnings (loss) per common share – basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2001, Celanese did not have any dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999 and all prior periods presented.
(6)	Shareholders’ equity increased significantly from 1997 to 1998 and reflects the contribution of net assets to Celanese by Hoechst prior to the demerger. The principal factors for this increase are the contribution of the minority interest in Grupo Celanese of €592 million, the contribution of Hoechst receivables amounting to €384 million, the transfer of some other activities from Celanese to Hoechst of €350 million and the recognition of a deferred tax asset in connection with the contribution of the Dyneon equity investment of €109 million. Dyneon was a joint venture with 3M in which Celanese had a 46 percent interest. In December 1999, Celanese sold its interest in Dyneon to 3M.
(7)	See “Item 8. Financial Information – Dividend Policy.”
(8)	Celanese defines trade working capital as trade accounts receivable from 3rd parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to 3rd parties and affiliates.

Exchange Rate Information

       Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Currency exchanges traded the euro beginning on January 4, 1999. Greece became the twelfth member of the EMU on January 1, 2001. By March 1, 2002, the euro was the sole legal tender of all euro zone countries.

       Celanese began using the euro as its reporting currency on January 1, 1999 and pays dividends on its shares in euro. Furthermore, prices quoted for the Celanese shares on the Frankfurt Stock Exchange are quoted in euro.

       Fluctuations in the exchange rate between the euro and the U.S. $ will affect:

  The U.S. $ equivalent for dividends received by U.S. holders of Celanese shares; and

  The trading market price of the Celanese shares on the Frankfurt and New York Stock Exchanges.

       The table below sets forth the Noon Buying Rates for the Deutsche Mark versus the U.S. $, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, sets forth the Noon Buying Rates for the euro in U.S. $. For the calculation of the euro amounts for all periods prior to January 1, 1999, Celanese has restated the applicable Noon Buying Rate for the DM per U.S. $ into euro at the official fixed DM/euro conversion rate of DM 1.95583 per €1.00. This restatement matches the restatement into euro of the Consolidated Financial Statements, which, for all periods prior to January 1, 1999, were prepared in Deutsche Mark and restated into euro. Celanese does not represent that the U.S. $ amounts referred to below could have been or could be converted into euro at any particular rate indicated. The average amounts set forth below under “Average” are calculated as the average of the Noon Buying Rates on the last business day of each month.

Year		Low	High	Average	End

1997		1.0398	1.2689	1.1244	1.0871
1998		1.0548	1.2178	1.1115	1.1733
1999		1.0080	1.1825	1.0660	1.0046
2000		0.8270	0.9757	0.9231	0.9388
2001
	July	0.8370	0.8797	0.8615	0.8752
	August	0.8775	0.9165	0.9014	0.9090
	September	0.8868	0.9310	0.9114	0.9099
	October	0.8893	0.9181	0.9050	0.8993
	November	0.8770	0.9044	0.8883	0.8958
	December	0.8773	0.9044	0.8912	0.8901
2002
	January	0.8594	0.9031	0.8832	0.8594
	February (through February 25, 2002)	0.8613	0.8778	0.8715	0.8713

       For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see “Risk Factors” set forth below and “Item 5. Operating and Financial Review and Prospects – Market Risks” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Risk Factors

       Many factors could have an effect on Celanese’s financial condition, cash flows and results of operations. Celanese is subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal factors are described below.

Celanese is an international company and is exposed to general economic, political and regulatory conditions and risks in the countries in which it has significant operations

       Celanese operates in the global market and has customers in many countries. Celanese has major facilities located throughout North America, Europe and the Pacific Rim, including facilities in China, Japan, Korea and

Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese’s business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

       Conditions such as the uncertainties associated with war, terrorist activities, or political instability in any of the countries in which Celanese operates could affect Celanese by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. These conditions could also result in or lengthen economic recession in the United States, Germany, Asia or elsewhere. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including import or export licensing requirements), or changes in reporting requirements of the United States, German or European Union governmental agencies, could increase the cost of doing business in these regions. Any of these conditions may have an effect on Celanese’s business and financial results as a whole and may result in the volatility of the current and future prices for Celanese shares.

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

       Celanese believes that the basic chemicals industry, particularly in the commodity chemicals manufactured by Celanese’s Acetyl Products and Chemical Intermediates segments, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years.

The length and depth of product and industry business cycles of Celanese’s markets, particularly in the automotive, electrical, construction and textile industries, may result in reduced operating margins or operating losses

       Some of the markets in which Celanese’s customers participate, such as the automotive, electrical, construction and textile industries, are cyclical in nature, thus posing a risk to Celanese which is beyond its control. These markets are highly competitive, to a large extent driven by end-use markets, and may be subject to overcapacity, all of which may affect demand for and pricing of Celanese’s products.

Celanese’s operating margins may decrease if it cannot pass on increased raw material prices to customers or if prices for its products decrease faster than raw material prices

       Celanese purchases significant amounts of natural gas, ethylene, butane and propylene from third parties for use in its production of basic chemicals in the Acetyl Products and Chemical Intermediates segments, principally methanol, formaldehyde, acetic acid, vinyl acetate monomer, as well as acrylates and oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in the Acetyl Products, Chemical Intermediates and Acetate Products segments, as well as some products in the Technical Polymers Ticona, also referred to as Ticona, and Performance Products segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

       Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, wood pulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese’s raw material prices in the past and which may do so in the future include:

  Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

  Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

  The general level of business and economic activity; and

  The direct or indirect effect of governmental regulation.

       Celanese is striving to improve profit margins of many of its products through price increases when warranted and accepted by the market, however, Celanese’s operating margins may decrease if it cannot pass on increased raw material prices to customers, or Celanese may not be able to capture the benefit of raw material price declines if raw material prices fall to levels below those at which Celanese is committed to purchase under forward purchase contracts. Even in periods during which raw material prices decline, as occurred during 2001, Celanese may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of Celanese’s products.

       Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts. Throughout 2001 and during the second half of 2000, Celanese entered into forward purchase and cash-settled swap contracts for slightly less than 50 percent of its estimated natural gas requirements, generally for up to three to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, and if it elects to replace them, it may have to replace them at higher costs. Although Celanese seeks to balance increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm Celanese’s competitive position

       Celanese’s operating results, especially in its Technical Polymers Ticona and Performance Products segments, significantly depend on the development of commercially viable new products and applications, as well as production technologies. If Celanese is unsuccessful in developing new products, applications and production processes in the future, its competitive position and operating results will be negatively affected. Likewise, Celanese has undertaken and is continuing to undertake initiatives in all segments to improve productivity and performance and to generate cost savings. There can, however, be no assurance that these initiatives will be completed or beneficial or that the estimated cost savings from such activities will be realized.

Environmental liabilities and compliance costs may have a significant negative effect on Celanese’s operating results

       Costs related to Celanese’s compliance with and potential obligations under environmental laws for remediation of contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between Celanese AG and Hoechst, also referred to as the Demerger Agreement. Celanese’s accruals for environmental remediation obligations may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See “Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable” below and “Item 4. Information on the Company – Environmental and Other Regulation.”

       Stricter environmental, safety and health laws, regulations and enforcement policies could result in substantial costs and liabilities to Celanese and could subject Celanese’s handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities and materially adversely affect Celanese’s business and operating results.

       Furthermore, Celanese is involved in several claims, lawsuits and administrative proceedings relating to environmental matters. While Celanese does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on Celanese’s operating results, an adverse outcome in any of them may negatively affect Celanese’s earnings in a particular reporting period.

Changes in environmental, health and safety regulatory requirements could have a significant negative effect on the demand for Celanese’s products

       New or revised governmental regulations relating to health, safety and the environment may also affect demand for Celanese’s products.

       Various United States programs, including the Voluntary Children’s Chemical Evaluation Program and High Production Volume Chemical Initiative, and various European Commission programs, including the White Paper on Strategy for a Future Chemicals Policy, will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese.

       Pursuant to the European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include competitors’ products, such as styrene and 1,3-butadiene, as well as Celanese’s product vinyl acetate monomer or VAM. These risk assessments entail a multi-stage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labeling requirements, should apply only to finished products that contain specified threshold concentrations of the chemical. In the case of VAM, a final ruling is not expected for several years. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry’s position that labeling should not be required but that, if it is, should only be at high concentration levels. Because Celanese and the other VAM producers are in the early stages of the process, it is not possible for Celanese to predict the outcome or effect of any final ruling.

       Depending on the outcome of the above-mentioned assessments in the United States and Europe, additional requirements may be placed on the production, handling, labeling or use of the subject chemicals. Such additional requirements could increase the cost incurred by Celanese’s customers to use its chemical products and otherwise limit the use of these products, which could adversely affect the demand for these products.

Celanese’s production facilities handle the processing of some volatile and hazardous materials which subject Celanese to operating risks which could adversely affect Celanese’s operating results

       Celanese’s operations are subject to operating risks associated with chemical manufacturing, including the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

  Pipeline and storage tank leaks and ruptures;

  Explosions and fires; and

  Discharges or releases of toxic or hazardous substances.

       These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may materially adversely affect the productivity and profitability of a particular manufacturing facility and Celanese’s operating results.

       Celanese maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but Celanese cannot provide any assurance that this insurance will be adequate to fully cover all potential hazards incidental to its business.

       For more detailed information on environmental issues, see “Item 4. Information on the Company – Environmental and Other Regulation.”

Fluctuations in exchange and interest rates may affect Celanese’s operating results

       Celanese is exposed to market risk through commercial and financial operations. Celanese’s market risk consists principally of exposure to fluctuations in currency exchange rates and interest rates. Celanese has policies of hedging against changes in currency exchange rates and interest rates as described below.

       As Celanese conducts a significant portion of its operations outside the euro zone, fluctuations in currencies of countries outside the euro zone, especially the U.S. dollar, may materially affect Celanese’s operating results. For example, changes in currency exchange rates may affect:

  The relative prices at which Celanese and its competitors sell products in the same market; and

  The cost of items required in Celanese’s operations.

       From time to time, Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. The notional amounts under forward contracts outstanding at December 31, 2001 were €1,013 million.

       Celanese holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. Celanese is primarily exposed to changes in interest rates in the U.S. dollar and the euro. To manage these risks, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s debt portfolio. Celanese uses swaps for hedging purposes only. The maturities of these swaps depend on the underlying debt portfolio.

Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable

       Under the Demerger Agreement, Celanese agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese’s German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. Celanese also agreed to indemnify Hoechst against liabilities for environmental damages or contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect operating results.

       Celanese’s obligation to indemnify Hoechst against liabilities for environmental contamination in connection with the divestiture agreements is subject to the following thresholds:

  Celanese will indemnify Hoechst for the total amount of these liabilities up to €250 million;

  Hoechst will bear the full amount of those liabilities between €250 million and €750 million; and

  Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding €750 million.

       As of December 31, 2001, €20 million had been spent to date by Celanese for environmental contamination liabilities in connection with the divestiture agreements. Celanese has additional reserves of €111 million as of December 31, 2001, for this contingency and may be required to record additional reserves in the future.

       Also, Celanese has undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions. Celanese did not make any payments to Hoechst in 2001 in connection with this indemnity.

       Under the Demerger Agreement, Celanese will also be responsible, directly or indirectly, for all obligations to past employees of Hoechst businesses that were demerged to Celanese. Under the Demerger Agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of Hoechst’s polyester businesses, which were demerged to Celanese, so far as such liabilities relate to the European part of the business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in “Item 8. Financial Information – Legal Proceedings” and Note 24 to the Consolidated Financial Statements, and Celanese has agreed to bear the remaining 20 percent.

Kuwait Petroleum Corporation holds a significant number of shares in Celanese and may be able to block some corporate actions

       Kuwait Petroleum Corporation owned 28.6 percent of the Celanese shares outstanding as of December 31, 2001. Kuwait Petroleum Corporation may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese such as mergers, spin-offs and capital measures which require either a majority of 75 percent of the votes cast or 75 percent of the share capital represented at a shareholders’ meeting. Celanese is not aware of any voting agreements or agreements of any kind between Kuwait Petroleum Corporation and any of Celanese’s other shareholders. In addition, an officer of Kuwait Petroleum Corporation has been elected as one of the shareholder representatives on the Supervisory Board of Celanese.

Item 4.    Information on the Company

Introduction

       Celanese is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. Celanese’s registered office is located at Frankfurter Straße 111, 61476 Kronberg/Taunus, Germany, telephone +49 69 305 16000.

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

       Since the mid-1940s, Celanese constructed and acquired significant production and research facilities in North America and abroad, and also entered into a number of joint ventures in North America, Europe and the Far East with other acetate, basic chemicals and plastics producers. In particular, in the technical polymers area, Celanese entered into two joint ventures, one with Hoechst, which was named Ticona, and another with the Japanese company Daicel Chemical Industries Ltd. (“Daicel”), named Polyplastics Co., Ltd. (“Polyplastics”), to manufacture and market acetyl copolymer resins based on Celanese licensed technology.

       In 1987, Hoechst acquired Celanese Corporation. Following the acquisition, Hoechst proceeded to integrate its complementary chemicals and technical polymers operations with the businesses of Celanese, establishing a combined basic chemicals, acetates and technical polymers business of global scale.

       In 1994, Hoechst embarked on a comprehensive review and re-evaluation of its strategic goals. Hoechst decided to concentrate on life sciences and to transfer operational responsibility for the different businesses to the management of legally separate companies. In implementing the strategy to realign and to change the focus of its business, Hoechst restructured and divested many of its activities in the industrial sector. As part of this process, Hoechst shareholders, at an extraordinary general meeting on July 15 and 16, 1999, approved the demerger, or spin-off, to Celanese AG of the basic chemicals, acetates and technical polymers businesses that were reported by Hoechst in its Celanese and Ticona segments, as well as some other businesses and activities of Hoechst. The demerger became effective on October 22, 1999. On that date, Hoechst distributed all of the outstanding shares of Celanese to Hoechst’s shareholders, with each Hoechst shareholder receiving one Celanese share for every 10 Hoechst shares owned.

Business Summary

       Celanese is a leading global industrial chemicals company with strong competitive positions in its major products and production technologies. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. Celanese’s leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese’s competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. The Celanese portfolio consists of five main business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

       In 2001, Celanese had net sales of €5,097 million and an operating loss of €528 million from continuing operations. At December 31, 2001, Celanese had approximately 11,800 employees worldwide. Celanese has 30 production plants and five research centers in eleven countries. Most of Celanese’s facilities are located in the Americas, principally in the three North America Free Trade Agreement, or NAFTA, countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures in Asia. In 2001, 53 percent of net sales was derived from sales in North America, 37 percent from sales in Europe, 8 percent from sales in Asia and Australia and 2 percent from sales in the rest of the world. Celanese has a large and diverse global customer base consisting principally of major industrial companies. In 2001, sales to the 10 largest customers of Celanese accounted for less than 20 percent of its net sales and the single largest customer represented less than 5 percent of its net sales.

       Celanese’s aggregate capital expenditures for property, plant and equipment were €231 million in 2001, €235 million in 2000, and €262 million in 1999. North America, Europe and Asia accounted for 68 percent, 31 percent and 1 percent, respectively, of Celanese’s capital expenditures in 2001. The capital expenditures were financed by means of Celanese’s operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also “Business Segments” for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see “Acquisitions and Divestitures,” “Item 5. Operating and Financial Review and Prospects – Summary of Consolidated Results – 2001 Compared to 2000 – Discontinued Operations”, and Note 6 to the Consolidated Financial Statements.

       As of December 31, 2001, Celanese had 50,334,891 shares outstanding and approximately 110,000 shareholders. Its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

Segment Overview

       Celanese is an integrated company that operates through five principal business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

       Acetyl Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer and polyvinyl alcohol. Acetic acid is a commodity used in the production of other basic chemicals. Acetate esters are used in coatings and inks. Vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Polyvinyl alcohol is made from vinyl acetate monomer and is used in adhesives, building products, paper coatings, films and textiles. Celanese is the world’s leading producer of acetic acid and vinyl acetate monomer and the largest North American producer of methanol, the major raw material used for the production of acetic acid. Celanese is the largest polyvinyl alcohol producer in North America and the second largest producer in the world.

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

       Acetate Products. This segment primarily produces and supplies acetate filament and acetate tow (filter products). Products from this segment are found in fashion apparel, linings, home furnishings and cigarette filters. Celanese is one of the world’s leading producers of acetate filament and acetate tow, including production by its joint ventures in Asia.

       Technical Polymers Ticona. This segment develops, produces and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer goods, often replacing metal or glass. Together with its 45 percent-owned affiliate Polyplastics, its 50 percent-owned affiliate Korean Engineering Plastics Company Ltd., and Fortron Industries, its 50-50 joint venture with Kureha Chemicals Industry of Japan, Celanese is a leading participant in the global technical polymers business.

       Performance Products. This segment includes Trespaphan, the oriented polypropylene, or OPP, films business, which produces thin films used in packaging of products such as foodstuffs and cigarette packs, in labels and the production of capacitors. It also includes Nutrinova, the food ingredients business, which produces and sells high intensity sweeteners and food protection ingredients.

       The table below illustrates each segment’s share of total segment net sales to external customers for the years ended December 31, 2001, 2000 and 1999.

Net Sales to External Customers by Segment

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment(1)	€	% of Segment(1)	€	% of Segment(1)

	(in millions, except percentages)

Acetyl Products	2,062	41%	2,023	39%	1,487	35%
Chemical Intermediates	977	20%	1,012	20%	847	20%
Acetate Products	762	15%	756	15%	739	17%
Technical Polymers Ticona	773	15%	923	18%	788	19%
Performance Products	440	9%	409	8%	397	9%

(1)	The percentages in this column represent the percentage contribution of each segment to the total of all segments.

Other Activities

       The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, consisting primarily of general corporate functions, the innovative products subsidiaries Celanese Ventures GmbH and Celanese Advanced Materials, Inc., companies that provide infrastructure services, and other ancillary businesses. Celanese Advanced Materials, Inc. comprises the high performance polymer, polybenzimidazole or PBI, and the Vectran® polymer fiber product lines, which were transferred from the Acetate Products segment effective July 1, 2000. See Note 27 to the Consolidated Financial Statements for additional information.

Strategy

       In 2001, Celanese made substantial progress in a number of key strategic areas:

  Improve business performance through operational excellence:

         Celanese is undertaking a number of initiatives to improve performance through productivity and efficiency increases. They include:

  “Focus” and “Forward” Initiatives: Celanese exceeded the financial targets set under the “Focus” profit improvement initiative, which commenced in January 2001. The targets for 2001 consisted of reducing trade working capital by €100 million compared to end of year 2000 levels, controlling capital expenditures at or below the year 2000 level of €235 million and a €100 million EBITDA contribution from programs to increase efficiency. At year-end 2001, trade working capital had declined by €306 million and capital expenditures were €231 million compared to €235 million in 2000. EBITDA improvements achieved as a result of cost cutting and efficiency measures were overshadowed by the effects of lower volumes and weak overall market conditions.

  The “Forward” initiative was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs. The initiative includes the planned closure of high-cost facilities and the simplification of administrative structures.

  Under both initiatives, Celanese identified the reduction of approximately 1,600 positions, of which approximately 500 positions had been eliminated by the end of 2001 through the closure of eight high-cost facilities and the streamlining of plant and administrative operations. These initiatives also included closing acetyl production capacity in Canada, streamlining operations at two major Texas facilities, and shutting down a chemical distribution terminal and acetate filament production in South Carolina. These initiatives were all completed by the end of 2001. Celanese expects to realize further cost reductions and operational efficiencies resulting from these programs in 2002.

  Continuing Efforts in 2002 to Improve Efficiency and Performance: Early in 2001, Celanese introduced into its chemicals segments Six Sigma, a business process that engages employees in projects that can yield significant revenue and profitability improvements. This process is continuing and is now being applied to many business and administrative functions. The implementation of Six Sigma is accompanied by a business excellence program, the first phase of which is aimed at improving operational processes such as enhancing computerized controls in manufacturing operations to reduce process variability and to maximize production output, as well as optimizing plant maintenance practices to improve reliability. The first phase also includes an integrated performance management system to develop, retain and attract employees. A key component of this program is Celanese’s Talent Review Process, a comprehensive human resources program to identify and develop future leaders.

  Portfolio optimization and internal growth:

         In its Acetyl Products segment, Celanese intends to continue to selectively consider forward integration opportunities similar to the acquisition in 2000 of the polyvinyl alcohol business of Air Products & Chemicals, Inc. In Ticona, Celanese broke ground in May 2001 for a 30,000 metric ton/year plant to manufacture GUR® ultra-high molecular weight polyethylene in Bishop, Texas. The new plant will double the GUR capacity in North America and replace the existing plant in Bayport, Texas. Ticona is also significantly increasing the capacity of its Vectra® liquid crystal polymers plant in Shelby, North Carolina. This expansion, which is scheduled to come on stream by mid-2002, will position Ticona to meet the projected long-term needs of the telecommunications industry and to develop emerging markets. In the food ingredients business of Celanese’s Performance Products segment and the specialties business line of its Chemical Intermediates segment, Celanese is developing new products and services to meet emerging market needs.

       Celanese is exploring strategic options, such as joint ventures and other alternatives, to optimize its OPP films business, which is part of the Performance Products segment, and its under-performing oxo and acrylates businesses, which are part of the Chemical Intermediates segment.

  Strengthen Celanese’s established global presence:

         Celanese is moving ahead with strengthening its position in Asia. At the end of 2001, Celanese and Teijin Limited agreed that Teijin would provide marketing and technical assistance to Celanese, in support of Celanese’s efforts to supply acetate filament to Teijin’s former customers. Teijin plans to close its acetate filament business by the end of the third quarter of 2002. In acetate tow, Celanese is conducting a feasibility study with its Chinese partners to expand production capacity at their joint venture plants in China. In addition, Ticona, along with Polyplastics and Mitsubishi Gas Chemical Company, Inc., has received approval from the Chinese government to form a joint venture, which is planning to build a world-scale polyacetal plant in China.

  Enhance leading technology positions:

         During 2001, Celanese achieved significant technology improvements in the production of acetic acid and vinyl acetate monomer, Celanese’s two major chemical products. With its new AO Plus™ proprietary acid optimization technology, Celanese expanded its acetic acid capacity at the Clear Lake, Texas, plant by 20 percent to 1.2 million metric tons with minimal capital expenditure. The technology further improves the cost-effectiveness of the plant and can be implemented at other sites when needed. With its VAntage™ technology for vinyl acetate monomer, Celanese is able to significantly increase production efficiencies, further lower operating costs and expand capacity equivalent to a world-scale plant at 10 to 15 percent of the cost of building a new unit. Celanese continues to pursue the development of membrane electrode assemblies for high temperature fuel cells, with plans to build a pilot plant in Germany in 2002.

  Generate value-added solutions for customers:

         Celanese continues to make process and product improvements that generate value-added solutions for customers. Ticona has developed a new high-precision injection molding process for manufacturing chip carriers using its Vectra® liquid crystal polymer. This process has made significant advances in the miniaturization, safety and speed of modern IT products, such as mobile phones and electronic control systems for engines and notebook computers. This technology offers considerable advantages to the semiconductor industry, including fewer production steps, reduced weight, greater temperature and dimensional stability, and reliable interconnection density. Nutrinova has successfully offered sweetening solutions for foods and beverages made with Sunett®, also known as acesulfame-K, a high intensity sweetener. Formulations incorporating Sunett provide a greater sugar-like taste, as well as longer shelf life and a cost savings to the customer for sweetening agents.

Business Segments

Acetyl Products

       The Acetyl Products segment consists of three business lines: Acetyl Chain, Acetyl Derivatives and Polyols, and Polyvinyl Alcohol. All business lines in this segment conduct business using the “Celanese” trade name, except Polyvinyl Alcohol, which uses the trademark Celvol®. The following table lists key Acetyl Products and their major markets.

Key Acetyl Products	Major Markets

Methanol	Formaldehyde, Acetic Acid and Methyl Tertiary Butyl Ether or MTBE, a gasoline additive

Acetic Acid	Vinyl Acetate Monomer, Acetic Anhydride and Purified Terephthalic Acid or PTA, an intermediate used in the production of polyester resins, films and fibers

Acetic Anhydride	Cellulose Acetate and Pharmaceuticals

Vinyl Acetate Monomer	Paints, Adhesives, Paper Coatings, Films and Textiles

Acetate Esters	Coatings, Inks

Polyvinyl Alcohol	Adhesives, Building Products, Paper Coatings, Films and Textiles

     Business Lines

       Acetyl Chain. The acetyl chain business line produces:

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

  Vinyl acetate monomer, used in a variety of adhesives, paints, films, coatings and textiles.

  Acetic anhydride, a raw material used in the production of cellulose acetate, detergents and pharmaceuticals.

  Acetaldehyde, a major feedstock for the production of polyols. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products.

       Celanese is the world’s leading producer of acetic acid and vinyl acetate monomer according to the Tecnon Orbichem’s Acetic Acid and Vinyl Acetate 1999-2009 World Survey. According to 2001 data from Tecnon Orbichem and other sources, Celanese is the largest producer of methanol in North America.

       Acetic acid, methanol, and vinyl acetate monomer, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in these products are natural gas, which is purchased from numerous sources; ethylene, which Celanese purchases from multiple suppliers; carbon monoxide, which is both manufactured and purchased by Celanese under long-term contracts; methanol, which is both manufactured and purchased by Celanese under short-term contracts; and butane, which is purchased from several suppliers. All these raw materials, except carbon monoxide, are themselves commodities and are available from a wide variety of sources.

       Celanese’s production of acetyl chain products employs leading proprietary and licensed technologies, including proprietary acid-optimization technology. Management believes that Celanese’s Clear Lake, Texas and Singapore facilities, which use these technologies, are some of the world’s lowest cost acetic acid plants. In March 2001, Celanese announced an important development in its proprietary acid optimization technology, AO Plus™, for the production of acetic acid. AO Plus was first implemented at Celanese’s Clear Lake plant, enabling a 20 percent increase in capacity with minimal investment required. In July 2001, Celanese announced a significant improvement in its vinyl acetate monomer technology. The new proprietary technology, VAntage™, will significantly increase production efficiencies, further lower operating costs and increase capacity at 10-15 percent of the cost of building a new plant.

       Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, formaldehyde and other products, which in turn are used primarily in the manufacture of paints, coatings, and adhesives.

       Many acetyl derivatives products are derived from Celanese’s production of acetic acid and oxo alcohols. Primary products are:

  Ethyl acetate, an acetate ester that is a solvent used in coatings, inks and adhesives and in the manufacture of, among other things, photographic films and coated papers;

  Butyl acetate, an acetate ester that is a solvent used in inks, pharmaceuticals and perfume;

  Propyl acetate, an acetate ester that is a solvent used in inks, lacquers and plastics;

  Methyl ethyl ketone, a solvent used in the production of printing inks and magnetic tapes;

  Butyric acid, an intermediate for the production of esters used in artificial flavors;

  Propionic acid, an organic acid used to protect and preserve grain; and

  Formic acid, an organic acid used in textile dyeing and leather tanning.

       Polyols and formaldehyde products are derivatives of methanol and are made up of the following products:

  Formaldehyde, primarily used to produce adhesive resins for plywood, particle board, polyacetal engineering resins and a compound used in making polyurethane;

  Polyol products such as pentaerythritol, used in coatings and synthetic lubricants; trimethylolpropane, used in synthetic lubricants; neopentyl glycol, used in powder coatings; and 1,3 butylene glycol, used in flavorings and plasticizers.

       Acetyl derivatives and polyols are commodity products characterized by pricing cycles. The principal raw materials used in the acetyl derivatives business line are acetic acid, various alcohols and methanol, all of which Celanese manufactures for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business. Celanese purchases all its acetaldehyde requirements for its North American operations from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier. Acetaldehyde is also available from other sources.

       Polyvinyl Alcohol. Polyvinyl alcohol is a performance chemical engineered to satisfy particular customer requirements. It is used in adhesives, building products, paper coatings, films and textiles. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Prices vary depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore, regional economies and supply and demand balances affect the level of competition in other regions. According to Chemical Marketing Reporter, Celanese is the largest North American producer of polyvinyl alcohol and the second largest producer in the world. Celanese purchased the polyvinyl alcohol business line from Air Products and Chemicals, Inc. in September 2000.

Facilities

       The Acetyl Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain and Germany. Celanese also participates in a joint venture in Saudi Arabia which produces methanol and MTBE. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets. An example of this is Celanese’s shut down of its vinyl acetate monomer, acetic acid and pentaerythritol production units in Edmonton, Alberta, Canada. The pentaerythritol unit was shut down at the end of 2001, while the vinyl acetate monomer and acetic acid units were shut down in early 2002. Customers who purchased acetic acid or vinyl acetate monomer from the Edmonton facility will be supplied from the Clear Lake, Texas plant. Customers who purchased pentaerythritol from the Edmonton facility will be supplied from the Bishop, Texas plant.

       Capital Expenditures

       The Acetyl Products segment’s capital expenditures for property, plant and equipment were €43 million, €80 million, and €127 million for the years 2001, 2000 and 1999, respectively. The capital expenditures incurred during these years related to efficiency and safety improvement-related items associated with the normal maintenance of the business, while the capital expenditures incurred during 1999 and 2000 also related to the construction of the acetic acid and acetate esters plants at Celanese’s Singapore site.

       Markets

       The following table illustrates net sales by destination of the Acetyl Products segment by geographic region for the years ended December 31, 2001, 2000 and 1999.

Net Sales by Destination – Acetyl Products

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment	€	% of Segment	€	% of Segment

	(in millions, except percentages)

North America	996	48%	1,021	50%	753	51%
Europe/Africa	678	33%	650	32%	473	32%
Asia/Australia	323	16%	300	15%	224	15%
Rest of World	65	3%	52	3%	37	2%

       In the acetyl chain business line, the methanol market is highly regional and highly dependent on the demand for products made from methanol. In addition to its own production demands for methanol, Celanese’s production is used by manufacturers of chemical intermediates and to a lesser extent, by manufacturers in the wood products industry. Methanol is mainly sold into the merchant market to a few regional customers. Celanese typically enters into short-term contracts for the sale of methanol. Acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

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

       Competition

       Principal competitors of Celanese in the Acetyl Products segment include Acetex Corporation, Borden Chemical, Inc., BP p.l.c. (“BP”), Chang Chun Petrochemical Co., Ltd., Clariant AG, Daicel, The Dow Chemical Company (“Dow”), Eastman Chemical Corporation (“Eastman”), E. I. Du Pont de Nemours and Company (“DuPont”), Methanex Corporation (“Methanex”), Millennium Chemicals Inc. (“Millennium”), Nippon Goshei, Perstorp Inc., and Showa Denko K.K., Kuraray Co. Ltd.

Chemical Intermediates

       The Chemical Intermediates segment consists of three business lines: acrylates, oxo products and specialties. All business lines in this segment conduct business using the “Celanese” trade name. The following table lists key Chemical Intermediates products and their major markets.

Key Chemical Intermediates Products	Major Markets

Acrylic Acid and Acrylate Esters	Superabsorbent Polymers, Coatings and Adhesives

Amines	Agricultural Products and Water Treatments

Carboxylic Acids	Lubricants, Detergents and Specialties

Oxo Alcohols	Plasticizers, Acrylates, Esters, Solvents and Inks

Business Lines

       Acrylates. The acrylates business line produces and supplies acrylic acid and a variety of acrylate esters, which consist of methyl acrylate, ethyl acrylate, butyl acrylate and 2-ethylhexyl acrylate.

       The primary end uses of acrylic acid and acrylate esters are in the manufacture of:

  Superabsorbent polymers that are used, for example, in diapers;

  Paints and coatings;

  Adhesives; and

  Water treatment applications, such as flocculating agents.

       Prices for acrylate products are subject to the cyclical trends in the basic chemicals industry.

       The primary raw materials for these products are propylene, which Celanese purchases from a variety of sources, and oxo alcohols, which Celanese produces itself.

       Oxo. The oxo business line produces organic solvents and intermediates such as:

  Butanol, used as a solvent for lacquers, dopes and thinners, and as an intermediate in the manufacture of chemicals, such as butyl acrylate;

  Propanol, used as an intermediate in the production of amines for agricultural chemicals, and as a solvent for inks, resins, insecticides and waxes;

  Butyraldehyde, used in the production of polyols, alcohols, safety glass and fabric coatings, and as an intermediate for 2-ethylhexanol and butanol;

  Propionaldehyde, used in the manufacture of propanol, the synthesis of fertilizers, and in flavor and fragrance chemicals; and

  2-ethylhexanol, used as an intermediate for plasticizers and fuel additives, and in the production of 2-ethylhexyl acrylate, which in turn is used to manufacture water based resins for paint, textiles and paper coatings.

       Generally, demand for oxo products depends on developments in the construction and automotive industries. Uses for this business line’s products are, to a large degree, in the manufacture of lacquers and paints, as well as in plasticizers, which can be found in floorings, polyvinyl chloride or PVC flex cables, synthetic leather and covers for car chassis. They are also used in smaller scale automotive applications, such as safety glass, synthetic motor oils or as octane enhancers.

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

       The prices for these products are relatively stable due to long-term contracts with customers whose industries are not generally subject to the cyclical trends of commodity chemicals.

       The primary raw materials for these products are olefins and ammonia, which are purchased from world market suppliers based on international prices.

       Facilities

       The Chemical Intermediates segment has production sites in the United States, Germany and Mexico. In addition, Celanese operates acrylic acid and acrylate esters units at a plant located in Böhlen, Germany that is owned by Dow. Through long term supply arrangements, Celanese participates in approximately 50 percent of the Böhlen plant’s output.

       Capital Expenditures

       The Chemical Intermediates segment’s capital expenditures for property, plant and equipment were €30 million, €40 million, and €46 million for the years 2001, 2000 and 1999, respectively. Capital expenditures in all three years related to efficiency and safety improvement-related items associated with the normal maintenance of the business. The capital expenditures incurred in 1999 also included expenditures related to low cost incremental expansions made in response to product demand. 2001 capital expenditures also included spending for a new plant for synthesis gas, an important raw material for the production of oxo and specialties, at Celanese’s Oberhausen site. The new plant is scheduled to come on stream in the second half of 2003 and will allow Celanese to considerably reduce its production costs.

       Markets

       The following table illustrates the destination of the net sales of the Chemical Intermediates segment by geographic region for the years ended December 31, 2001, 2000 and 1999.

Net Sales by Destination – Chemical Intermediates

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment	€	% of Segment	€	% of Segment

	(in millions, except percentages)

North America	494	51%	494	49%	469	55%
Europe/Africa	355	36%	378	37%	302	36%
Asia/Australia	100	10%	117	12%	60	7%
Rest of World	28	3%	23	2%	16	2%

       Celanese’s acrylates business line serves a broad customer base across several end uses and regions. Due to the consolidation of superabsorbent polymer manufacturers with other acrylates producers, Celanese is shifting its focus to other areas of the acrylates market, where there are growing needs for acrylate esters’ performance characteristics and increased potential for substituting acrylate esters with competing products. Both the acrylates and the oxo markets are characterized by oversupply and numerous competitors. Celanese’s oxo business line has a broad customer base, and Celanese has long-standing relationships with most of these customers.

       The specialties business line primarily serves global markets in the synthetic lubricant, agrochemical, rubber processing and other specialty chemical areas. Much of the specialties business line involves “one customer, one product” relationships, where the business develops customized products with the customer, but the specialties business line also sells several chemicals which are priced more like commodity chemicals.

       Competition

       The Chemical Intermediates segment competes with, among others, Air Products, Atofina S.A., BASF AG (“BASF”), Dow, Eastman, Nippon Shokubai Co., Ltd, and Rohm & Haas Company.

Acetate Products

       The Acetate Products segment consists of two major business lines, acetate filament and acetate filter products. Both these business lines use the “Celanese” brand to market their products. The following table lists key products of the Acetate Products segment and their major markets.

Key Acetate Products	Major Markets

Acetate Filament	Fashion Apparel, Linings and Home Furnishings

Acetate Tow	Cigarette Filters

       Business Lines

       Products from the two major business lines are found in fashion apparel, linings and home furnishings and cigarette filters. Celanese is one of the world’s leading producers of both acetate filament and acetate tow, including production of acetate tow by its joint ventures in Asia.

       Acetate products are made by processing wood pulp with acetic anhydride to form acetate flake. Celanese purchases wood pulp that is made from reforested trees from major suppliers and produces acetic anhydride internally. The acetate flake is then further processed into acetate fiber in the form of a tow band or filament. The acetate filament business line supplies products primarily to the textiles industry. Demand for acetate filament is dependent on fashion trends and the world economy. Fashion changes, such as the trend to casual office wear, have negatively affected demand for lining and shell material. In addition, market conditions in North America and Asia have significantly affected the global textile business and negatively affected consumption of all fibers, including acetate. Product substitution from acetate filament to polyester fibers has also occurred. Celanese is working more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate’s suitability for high-end fashion apparel due to its breathable and luxurious qualities. Celanese is also pursuing opportunities in other market segments such as men’s shirts and trousers.

       Celanese and Teijin’s plans to form a 50-50 joint venture to supply the Asian market with acetate filament were discontinued as a result of a further weakening in the Asian market for filament. Teijin announced plans to close its acetate filament business by the end of the third quarter of 2002. Teijin has agreed to assist Celanese with qualifying its acetate filament for use by Teijin’s former customers beginning in January 2002, by, among other things, providing Celanese with marketing and technical support.

       The acetate filter products business line produces acetate tow, which is used primarily in cigarette filters. Currently, the acetate tow market is characterized by oversupply, and projected demand growth is low.

       Celanese has a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. Additionally, Celanese sells cellulose acetate tow to the state-owned tobacco enterprises. World demand for acetate tow increased substantially during the early to mid-1990s, principally as a result of decisions by state-owned tobacco enterprises in China to convert production from unfiltered to filtered cigarettes. With the Chinese conversion to filtered cigarettes being substantially complete, demand growth in China for filtered cigarettes has slowed significantly. However, as demand for acetate tow in China exceeds local supply, Celanese and its Chinese partners are evaluating expansion of their manufacturing joint ventures by 50 percent. Increases in manufacturing capacity of the joint ventures would likely reduce the volume of Celanese’s direct sales of cellulose acetate tow to China, but the dividends paid by the joint ventures to Celanese should increase. A decision on expansion is expected in 2002.

       The Acetate Products segment is continuing its cost reduction and operations improvement efforts. These efforts are directed toward reducing costs while achieving higher productivity of employees and equipment. Celanese is taking major steps to restructure its acetate products businesses as part of its strategy to maximize its global manufacturing efficiency. In 2001, these steps included the following actions:

  The Rock Hill, South Carolina acetate filament production was shut down at the end of the fourth quarter, with acetate filament production being shifted to the Narrows, Virginia plant. The Rock Hill site will continue to produce acetate flake.

  Most of the Lanaken, Belgium acetate filament production was shut down at the end of the fourth quarter. The shut down will be completed by the end of the first quarter of 2002. The Lanaken site will continue to produce acetate tow.

  Manufacturing costs at the Ocotlán, Mexico facility were reduced through downsizing and renegotiation of the collective bargaining agreements with employees.

       In 2000, Celanese shut down its Drummondville, Canada acetate filament facility and its acetate flake production in Ocotlán, Mexico in the first and third quarters, respectively.

       Facilities

       The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China.

       Capital Expenditures

       The Acetate Products segment’s capital expenditures for property, plant and equipment were €35 million, €30 million, and €30 million for the years 2001, 2000 and 1999, respectively. The capital expenditures incurred during these years related to the relocation of the acetate filament production within North America, as well as to efficiency and safety improvement-related items associated with the normal maintenance of the business.

       Markets

       The following table illustrates the destination of the net sales of the Acetate Products segment by geographic region for the years ending December 31, 2001, 2000 and 1999.

Net Sales by Destination – Acetate Products

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment	€	% of Segment	€	% of Segment

	(in millions, except percentages)

North America	253	33%	312	41%	303	41%
Europe/Africa	269	35%	224	30%	155	21%
Asia/Australia	218	29%	197	26%	236	32%
Rest of World	22	3%	23	3%	45	6%

       In the acetate filament industry, Celanese’s sales are made to a large number of textile companies which range in size from the largest in the industry to others which are quite small. The textile companies either weave or knit the acetate filament yarns to produce greige fabrics. The greige fabrics are then dyed and finished, either by the greige fabrics manufacturer or by converters who buy the fabrics and contract with dyeing and finishing companies to process the fabrics. The finished fabrics are sold to manufacturers who cut and sew the fabrics into apparel for retail stores. The textile industry, in particular the apparel portion of the industry, continues to undergo structural changes as production moves from high-wage to low-wage countries. In recent years, this has resulted in a changing customer base for all participants in the textile chain from the yarn manufacturer to the garment manufacturer. Market conditions in North America and Asia have reduced profitability in the global textile industry, with many manufacturers in the textile chain reducing capacity, vertically integrating with other manufacturers or exiting from the business. Product substitution to polyester fibers has also occurred. Celanese’s acetate filament business has been adversely affected by these trends in the industry. Higher energy and raw materials prices coupled with increased price competition worldwide continue to have an unfavorable impact on the business’ operating results.

       Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese typically enters into both long-term and short-term contracts with its major customers. Celanese’s contracts with its largest customer, with which it has a long-standing relationship, have been entered into on a year-by-year basis. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

       Competition

       Principal competitors in the Acetate Products segment include Acordis Industrial Nederland bv, Daicel, Eastman, Mitsubishi Rayon Company, Limited, Novaceta S.p.a., and Rhodia S.A. (“Rhodia”).

Technical Polymers Ticona

       Ticona develops, produces and supplies a broad portfolio of high performance technical polymers. The following table lists key Ticona products, their trademarks, and their major markets.

Key Ticona Products	Major Markets

Hostaform®/Celcon® (Polyacetals)	Automotive, Electronics and Consumer Products

GUR® (Ultra High Molecular Weight Polyethylene or PE-UHMW)	Profiles, Battery Separators and Industrial Specialties

Celanex®/Vandar® (Polyester Engineering Resins)	Electrical, Electronics, Automotive, Appliances and Consumer Products

Vectra® (Liquid Crystal Polymers)	Electronics, Telecommunications and Automotive

Fortron®* (Polyphenylene Sulfide or PPS)	Electronics, Automotive and Industrial

Celstran®, Compel® (long fiber reinforced thermoplastics)	Automotive and Industrial

*	Fortron is a registered trademark of Fortron Industries.

       Ticona’s technical polymers have chemical and physical properties enabling them, among other things, to withstand high temperatures, resist chemical reactions with solvents and resist fracturing or stretching. These products are used in a wide range of performance-demanding applications in the automotive and electronics sectors and in other consumer and industrial goods, often replacing metal or glass.

       Ticona is an innovation-oriented business. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer’s applications. Ticona is also developing new products such as Topas®, a metallocene catalyst based cycloolefin copolymer, or COC. Topas is in the initial marketing stage for applications where transparency, high temperature resistance and gas barrier properties are key requirements.

       Ticona’s customer base consists primarily of a large number of plastic molders and component suppliers, which are often the primary suppliers to original equipment manufacturers, or OEMs. Ticona works with these molders and component suppliers as well as directly with the OEMs to develop and improve specialized applications and systems.

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

       Product Lines

       Following is a description of Ticona’s principal product lines.

       Polyacetals are sold under the trademarks, Celcon® in North America and Hostaform® in Europe and the rest of the world. Polyplastics and Korean Engineering Plastics, in which Ticona holds 45 and 50 percent ownership interests, respectively, are leading suppliers of polyacetals and other engineering resins in the Asia/Pacific region. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

       The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde in the United States from Celanese’s Acetyl Products segment and, in Europe, manufactures formaldehyde from purchased methanol. Methanol is a readily available commodity.

       GUR®, an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and artificial prostheses. The basic raw material for GUR is ethylene, a widely available commodity chemical with cyclical pricing.

       Polyesters such as Celanex® polybutylene terephthalate, or PBT, and Vandar®, a series of PBT-polyester blends, are used in a wide variety of automotive, electrical and consumer applications, including ignition system parts, radiator grilles, electrical switches, appliance housings, boat fittings and perfume bottle caps. Impet-Hi™ polyethylene terephthalate, or PET, is a polyester which exhibits rigidity and strength useful in large injection molded part applications, as well as high temperature resistance in automotive or electrical/electronic applications. Riteflex® is a co-polyester which adds flexibility to the range of high performance properties offered by Ticona’s other products.

       Liquid crystal polymers, or LCPs, such as Vectra®, are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron®, a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat and/or chemical resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron is manufactured by Fortron Industries, Ticona’s 50-50 joint venture with Kureha Chemicals Industry of Japan. Celstran® and Compel® are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. Celanese Nylon 6/6®, a polyamide, is resistant to lubricants and fuels, making it useful in automotive applications.

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

       Capital Expenditures

       Ticona’s capital expenditures for property, plant and equipment were €97 million, €58 million, and €40 million for the years 2001, 2000 and 1999, respectively. In addition to expenditures relating to efficiency and safety improvement-related items associated with the normal maintenance of the business, Ticona’s principal areas of investment included the following: expanding its capacity for GUR ultra-high molecular weight polyethylene

(PE-UHMW) by building a new 30,000 metric tons per year facility in Bishop, Texas, replacing the existing plant in Bayport, Texas, and doubling its U.S. capacity. The new plant is expected to come on stream in the second half of 2002. Ticona is also significantly increasing the capacity of its Vectra® LCP plant in Shelby, North Carolina. This expansion, which is scheduled to come on stream by mid-2002, will add two reactors to the two already in place, and will position Ticona to meet the projected long-term needs of the telecommunications industry and to develop and grow emerging markets.

       Markets

       The following table illustrates the destination of the net sales of the Technical Polymers Ticona segment by geographic region for the years ending December 31, 2001, 2000 and 1999.

Net Sales by Destination – Technical Polymer Ticona Segment

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment	€	% of Segment	€	% of Segment

	(in millions, except percentages)

North America	420	54%	518	56%	438	56%
Europe/Africa	317	41%	360	39%	314	40%
Asia/Australia	14	2%	22	2%	19	2%
Rest of World	22	3%	23	3%	17	2%

       Ticona’s consolidated net sales do not include the sales of Polyplastics, Korean Engineering Plastics or Fortron Industries, which are accounted for under the equity method. If Ticona’s portion of the sales made by these businesses were included in the chart above, the percentage of sales sold in Asia/Australia would increase substantially. Ticona’s principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers primarily produce engineered products, and Ticona works closely with its customers to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors to reach a larger customer base. For most of Ticona’s product lines, contracts with customers typically have a term of one to two years. If there is a significant swing in the economic conditions of the end markets of Ticona’s principal customers, it can significantly affect the demand for Ticona’s products. This was apparent in 2001, when the downturn in the telecommunications and U.S. automotive industries negatively affected sales volumes of Ticona’s products.

       Competition

       Ticona’s principal competitors include BASF, Bayer AG, DuPont and General Electric Company. Smaller regional competitors include Asahi/America, Inc., DSM NV, Honeywell International Inc., Mitsubishi Plastics, Inc., Rhodia, Chevron Phillips Chemical Company, L.P., Teijin and Toray Industries Inc.

Performance Products

       The Performance Products segment consists of the OPP films business conducted by Trespaphan and the food ingredients business conducted by Nutrinova.

       These businesses use their own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

Key Performance Products	Major Markets

OPP Films	Packaging, Labeling and Electrical Engineering (Capacitors)

Sunett® (Acesulfame-K)	Beverages, Confections, Dairy Products and Pharmaceuticals

Sorbates	Dairy Products, Baked Goods, Beverages, Animal Feeds, Spreads and Delicatessen Products

       Business Lines

       OPP Films. The OPP films business line, conducted by Trespaphan, was formed in 1969. It manufactures and markets OPP films, is a significant participant in the worldwide OPP films business and has a leading position in Europe. Its OPP films are made from very pure polypropylene granules. The films are oriented, high strength films which are very thin, ranging from 3.5µm (0.0035 mm) to 100µm (0.1 mm), which is about twice the diameter of a human hair. OPP films are used in the packaging of products such as foodstuffs and cigarette packs, in labels and, because of their extreme purity, for highly technical purposes in the production of capacitors.

       The primary raw material of this business line is polypropylene, which is readily available and is purchased from several third party suppliers. Prices for the majority of this business’ products are extremely sensitive to demand, industry capacity and the cost of key raw materials.

       Food Ingredients. The food ingredients business conducted by Nutrinova was formed in 1997. Celanese’s food ingredients business consists of the production and sale of high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates, as well as the resale of dietary fiber products worldwide and the resale of other food ingredients in Japan and Australia.

       Acesulfame-K, a high intensity sweetener marketed under the trademark Sunett®, is used in a wide variety of beverages, confections and dairy products throughout the world. Nutrinova’s food protection ingredients are used in foods, beverages and personal care products.

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

       Facilities

       Trespaphan’s primary activities are in Europe and North America, with manufacturing plants in Germany, Mexico, France and South Africa. Nutrinova has production facilities in Germany.

       Capital Expenditures

       The Performance Products segment’s capital expenditures for property, plant and equipment were €16 million, €18 million, and €12 million for the years 2001, 2000 and 1999, respectively. The capital expenditures incurred during these years related to efficiency and safety improvement items associated with the normal maintenance of the business. In addition, capital expenditures incurred during 2000 and 2001 also included spending relating to the relocation of the OPP film production from Swindon, UK to Mantes-la-Ville, France.

       Markets

       The following table illustrates the destination of the net sales of the Performance Products segment by geographic region for the years ending December 31, 2001, 2000 and 1999.

Net Sales by Destination – Performance Products

	Year Ended December 31,

	2001		2000		1999

	€	% of Segment	€	% of Segment	€	% of Segment

	(in millions, except percentages)

North America	125	28%	127	31%	111	28%
Europe/Africa	256	58%	252	62%	233	59%
Asia/Australia	33	8%	12	3%	11	3%
Rest of World	26	6%	18	4%	42	10%

       The market for OPP films is highly fragmented. Trespaphan has customers mainly in the food packaging and tobacco industries. As a part of its strategy to shift from a production/volume oriented manufacturer to a market-oriented supplier of packaging solutions, Trespaphan is focusing on the manufacture of films for higher value market segments and specialty product grades such as high performance packaging films and films for label and capacitor applications. Nutrinova markets Sunett® directly, primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry under contracts which typically have one-year terms.

       Competition

       Principal competitors of Trespaphan are AET Inc., Exxon Mobil Corporation, and UCB Films. Nutrinova’s principal competitors Sunett are Holland Sweetener Company, The Nutrasweet Company, Ajinomoto Co., Inc. and several Chinese manufacturers. For sorbates, Nutrinova competes with Nantong AA, Daicel, Chisso Corporation and several other Japanese and Chinese manufacturers for sorbates.

Other Activities

       Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as several service companies and other ancillary businesses, which do not have significant sales. Celanese Ventures promotes research projects that lie outside of Celanese’s principal businesses or, due to their long-term perspective and widely spread application possibilities, cannot be operated by the principal businesses alone. Celanese Ventures is presently active in developing membrane electrode units for fuel cells, innovative food ingredients, and new catalysts for high performance polymers. Celanese Advanced Materials comprises the high performance polymer PBI and the Vectran® polymer fiber product lines, which were transferred from the Acetate Products segment to Other Activities as of July 1, 2000 to reflect the strategic alignment of PBI with Celanese Ventures’ fuel cell project. See Note 27 to the Consolidated Financial Statements.

Acquisitions and Divestitures

       For information on acquisitions and divestitures, see “Item 5. Operating and Financial Reviews and Prospects – Summary of Consolidated Results – 2001 Compared with 2000 – Discontinued Operations” and Note 6 to the Consolidated Financial Statements.

eBusiness

       As the B2B marketplace continues to evolve, Celanese’s goal is to use the advantages of the internet and eBusiness as an integral part of its business strategies. To accomplish this objective, Celanese’s strategy is to:

  Pursue operational excellence within the businesses that will improve efficiencies and create new value propositions for their strategic market segments;

  Mobilize and energize the whole Celanese organization to understand and exploit the advantages of eBusiness;

  Invest in eBusiness opportunities that support Celanese’s strategic objectives and enhance shareholder value; and

  Participate in specific eBusiness ventures that facilitate the integration of Celanese’s value chain, develop best practices in eBusiness, and expand Celanese’s knowledge of eBusiness models and technology.

       Celanese has reinforced its long-standing commitment to meeting customer needs by offering a network of services including Ticona Buy Direct®, ChemVIP, and by participating in various industry eBusiness platforms, such as Elemica and Omnexus.

Raw Materials and Energy

       Celanese purchases a variety of raw materials for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. Although some of Celanese’s individual businesses may have single suppliers for some of their raw materials, Celanese is not dependent on a limited number of suppliers for essential raw materials. Celanese obtains its supplies of raw materials from a number of countries. During the second half of 2000 and the first quarter of 2001, Celanese experienced problems with a supplier who was unable to deliver a reliable and consistent supply of carbon monoxide at Celanese’s Singapore facility. This problem was resolved during the first quarter of 2001. Otherwise, Celanese has not experienced difficulty in obtaining sufficient supplies of raw materials in recent years. However, there can be no assurance that Celanese’s ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. In addition, the price of raw materials varies, often substantially, from year to year.

       Celanese’s production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. Coal prices in the United States rose significantly during 2001, but leveled off at the end of the year. Natural gas prices continued an upward trend through the first quarter of 2001, but declined throughout the remainder of the year. With respect to Celanese’s European operations, most of these raw materials are centrally purchased by a special purpose subsidiary of Celanese which also buys raw materials on behalf of third parties. Otherwise, these raw materials and energy are predominantly purchased directly by Celanese’s operating businesses. Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts. Throughout 2001 and during the second half of 2000, Celanese entered into forward purchase and cash-settled swap contracts for slightly less than 50 percent of its estimated natural gas requirements, generally for up to three to six months forward.

Research and Development

       All of Celanese’s businesses conduct research and development activities to increase competitiveness. Celanese’s Technical Polymers Ticona and Performance Products segments in particular are innovation-oriented businesses that conduct research and development activities to develop new, and optimize existing, production technologies, as well as to develop commercially viable new products and applications.

       The Acetyl Products and Chemical Intermediates segments have been focusing on improving core production technologies, such as improving catalyst development, and supporting both debottlenecking and cost reduction efforts. New business opportunities for amines and oxo derivatives are developed in conjunction with research and development support from the Oberhausen, Germany technical center. As a part of Celanese’s “Forward” initiative, the Acetyl Products and Chemical Intermediates segments will relocate their research and development functions in the United States to the Bishop, Texas and Clear Lake, Texas plants. The research and development groups will be relocated during the second half of 2002 after the completion of a new building at the Clear Lake plant. Celanese believes that relocating the research function closer to the manufacturing facilities will result in a further increase of productivity.

       The Acetate Products segment has been focusing on developing new fabrics using acetate filament and new applications for other acetate materials, such as their use in disposable consumer and decorative materials. The Acetate Products segment actively files patent applications worldwide for these new applications.

       Research in the Technical Polymers Ticona segment is focused on the development of new formulations and applications for its products, improved manufacturing processes and new polymer materials with varying chemical and physical properties in order to meet customer needs and to generate growth. This effort involves the entire value chain from new or improved monomer production, polymerization and compounding, to working closely with end-users to identify new applications that can take advantage of these high performance features. Ticona is continually improving compounding recipes to extend product properties and grades, while offering grade consistency on a global basis. In addition, Ticona is developing new polymerization and manufacturing technology in order to meet economic and ecological goals without sacrificing high quality processing.

       The research and development activities of the Performance Products segment are conducted separately by the two businesses, Trespaphan and Nutrinova. Trespaphan’s research and development activities in Neunkirchen, Germany and Mantes, France, are focused on the development of new film types for established and new applications. Trespaphan also has focused on improving its manufacturing processes in order to maintain cost competitiveness as well as high quality for its film products. Nutrinova’s research and development activities in Frankfurt, Germany are directed towards expanding its existing technologies and developing new applications for existing products in close cooperation with its customers.

       The research and development activities of Celanese’s innovative products subsidiary, Celanese Ventures GmbH, focus on promoting research projects that lie outside of Celanese’s core businesses or are in an early stage of development. Presently, Celanese Ventures is developing and marketing membrane-electrode assemblies for high temperature fuel cells, and innovative food ingredients such as polyunsaturated fatty acids, based on a biotechnological process. Another area of competency is high performance catalysts. Celanese Ventures captures the value of promising technologies with licensing and development agreements, as well as by selling to strategic investors those projects that no longer fit Celanese’s long term goals. Celanese Ventures operates research and development and pilot manufacturing facilities in Frankfurt, Germany; Summit, New Jersey; and Charlotte, North Carolina.

       Research and development costs are included in expenses as incurred. Celanese’s research and development costs for 2001, 2000 and 1999 were €95 million, €94 million and €79 million, respectively. For additional information on Celanese’s research and development expenses, see “Item 5. Operating and Financial Review and Prospects – Summary of Consolidated Results – 2001 Compared with 2000.”

Intellectual Property

       Celanese attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Celanese’s policy is to seek the widest possible protection for significant product developments in its major markets. Patents may cover products, processes, intermediate products and product uses. Protection for individual products extends for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new substances and formulations, as well as for unique applications and production processes. Celanese monitors its competitors and vigorously challenges patent and trademark infringement. For example, Nutrinova maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe and the United States. Nutrinova is currently pursuing a number of matters relating to the infringement of its Sunett® acesulfame-K patents. Nutrinova’s European and U.S. patents for making Sunett expire in 2005.

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

Environmental and Other Regulation

       Obtaining, producing and distributing many of Celanese’s products involves the use, storage, transportation and disposal of toxic and hazardous materials. Celanese is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

  Emissions to the air;

  Discharges to surface and subsurface waters;

  Other releases into the environment;

  Generation, handling, storage, transportation, treatment and disposal of waste materials;

  Maintenance of safe conditions in the workplace; and

  Production, handling, labeling or use of chemicals used or produced by Celanese.

       Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese’s production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. As is typical for chemical businesses, soil and groundwater contamination has occurred in the past at some Celanese sites, and might occur or be discovered at other sites.

       It is Celanese’s policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for employees. In some cases, compliance can be achieved only by incurring capital expenditures. For example in 2001, various draft regulations under consideration in the United States, including the Houston, Texas area’s State Implementation Plan (air regulations), and various approaches to regulating boilers and incinerators could impose additional requirements on Celanese’s operations. Celanese’s worldwide expenditures in 2001, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled €106 million, of which €8 million was for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

       Other new or revised regulations may place additional requirements on the production, handling, labeling or use of some chemical products. Various United States programs, including the Voluntary Children’s Chemical Evaluation Program and High Production Volume Chemical Initiative, and various European Commission programs, including the White Paper on Strategy for a Future Chemicals Policy, will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese.

       Pursuant to a European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include competitors’ products, for instance styrene and 1,3-butadiene, as well as Celanese’s product vinyl acetate monomer or VAM. These risk assessments entail a multistage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labeling requirements, should apply only to finished products that contain specified threshold concentrations of the chemical. In the case of VAM, a final ruling is not expected for several years. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry’s position that labeling should not be required but, if it is, should only be at high concentration levels. Because Celanese and the other VAM producers are in the early stages of the process, it is not possible for Celanese to predict the outcome or effect of any final ruling.

       Depending on the outcome of the above-mentioned assessments in the United States and Europe, additional requirements may be placed on the production, handling, labeling or use of the subject chemicals. Such additional requirements could increase the cost incurred by Celanese’s customers to use its chemical products and otherwise limit the use of these products, which could adversely affect the demand for these products.

       Celanese is subject to claims brought by United States federal or state regulatory agencies or private individuals regarding the clean-up of sites that Celanese owns, owned, operated or where waste from its operations was disposed. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, commonly known as Superfund, the United States Resource Conservation and Recovery Act, and related state laws for investigation and clean-up costs at approximately 100 sites. At most of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the Environmental Protection Agency or EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process has not been completed at most sites, and the status of the coverage under some insurance policies for many of these proceedings is in litigation. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or clean-up costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, clean-up and related activities have been €6 million for the three years ended December 31, 2001, with expenditures in no year greater than €3 million.

       Celanese’s wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Höchst, Gendorf, Hürth-Knapsack, Wiesbaden, Oberhausen and Kelsterbach. Producers at the sites, including subsidiaries of Celanese, are owners of limited partnership interests in the respective InfraServ companies. Effective January 1, 2001, Celanese sold its limited partnership interest in InfraServ GmbH & Co. Münchsmünster KG, the company that owns the production site in Münchsmünster, to Ruhr Oel GmbH. Celanese did not record a gain or loss on the sale of this limited partnership interest. On February 21, 2002, Celanese received approval from the German merger control authorities to sell its interest in InfraServ GmbH & Co. Deponie Knapsack KG, or Deponie, to Trienekens AG, a company active in all areas of waste management and majority owned by RWE AG, one of Germany’s largest utility companies. In the transaction, Deponie’s financial assets, including a cash reserve of €58 million required to be held in reserve by the German authorities to support landfill and land reclamation activities, receivables, as well as all Deponie’s liabilities (including those corresponding to the cash reserve) will be transferred to the buyer upon closing of the sale. Celanese expects to record a book gain of approximately €6 million on the sale of the limited partnership interest in Deponie upon closing of the transaction which is scheduled for March 2002.

       The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability that cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ company in question. In view of this potential obligation to eliminate residual contamination, the InfraServ companies have recorded provisions totaling approximately €259 million as of December 31, 2001. Of this amount, the €58 million reserve related to Deponie, discussed above, was included in the consolidated reserves for environmental liabilities of Celanese. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities.

       Some of Celanese’s facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Consistent with German law and with agreements with the relevant governmental entities, Celanese is addressing the issue of potential contamination at its German facilities. With respect to German sites, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities.

       Provisions are not recorded for potential soil contamination liability at facilities still under operation, as German law does not currently require such contamination to be remedied until the facility is closed and dismantled, unless the authorities otherwise direct. If Celanese were to terminate operations at one of its facilities or if German law were changed to require such removal or clean-up, the cost could be material to Celanese. Celanese cannot accurately determine the ultimate potential liability for investigation and clean-up at such sites. Celanese adjusts provisions as new remedial commitments are made. See Note 25 to the Consolidated Financial Statements.

       It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese’s experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese’s business and financial results. Celanese has reserved, as of December 31, 2001, €341 million for environmental matters.

       In the Demerger Agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of €250 million. Hoechst will bear those liabilities exceeding €250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed €750 million. As of December 31, 2001, Celanese had spent €20 million for environmental contamination liabilities in connection with the divestiture agreements. Celanese has additional reserves of €111 as of December 31, 2001 for this contingency and may be required to record additional reserves in the future. See Notes 5 and 25 to the Consolidated Financial Statements.

       Celanese believes it is in substantial compliance with all environmental, health and safety laws and regulations and continues to devote attention to the health and safety of its employees and the protection of the public health and the environment in the regions where it operates. Such compliance has not had an adverse effect on Celanese’s competitive position or business. Celanese cannot predict the effect of regulations that may be adopted in the future by governmental bodies responsible for air, water and solid waste pollution controls and employee and community health and safety.

Organizational Structure

Significant Subsidiaries

       Celanese AG operates its global businesses through subsidiaries in Europe, North America and Asia, most of which are owned indirectly through a German holding company and wholly-owned subsidiary, Celanese Holding GmbH. Celanese Chemicals Europe GmbH and Ticona GmbH are owned directly by Celanese AG. In North America, many of the businesses are consolidated under Celanese Americas Corporation, a wholly-owned subsidiary which, through its wholly-owned subsidiary, CNA Holdings, Inc., directly or indirectly owns the North American operating companies. The table below sets forth Celanese’s significant subsidiaries:

Name of Company	Country of Incorporation	Percentage Owned

Celanese Canada Inc.	Canada	100.00%

Celanese Chemicals Europe GmbH	Germany	100.00%

Celanese Holding GmbH	Germany	100.00%

Nutrinova Nutrition Specialties & Food Ingredients GmbH	Germany	100.00%

Ticona GmbH	Germany	100.00%

Celanese Far East Ltd.	Hong Kong	100.00%

Grupo Celanese SA	Mexico	99.88%

Celanese Singapore Pte. Ltd.	Singapore	100.00%

Celanese Chemicals Iberica SL	Spain	100.00%

Celanese Acetate LLC	USA	100.00%

Celanese Americas Corporation	USA	100.00%

Celanese Ltd.	USA	100.00%

CNA Holdings, Inc.	USA	100.00%

Ticona Polymers, Inc.	USA	100.00%

Description of Property

       Celanese’s principal executive offices are located in Kronberg/Taunus, Germany.

       As of December 31, 2001, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

       The following table sets forth a list of the principal production, manufacturing and other facilities of Celanese throughout the world.

Corporate Center

Site	Leased/Owned	Products/Function

Kronberg/Taunus, Germany	Leased	Administrative offices

Acetyl Products

Site	Leased/Owned	Products/Function

Bay City, Texas, USA	Owned	Butyl acetate
Iso-butylacetate
Propylacetate
Vinyl acetate monomer

Bishop, Texas, USA	Owned	Formaldehyde
Methanol
Pentaerythritol
Polyols

Calvert City, Kentucky, USA	Owned	Polyvinyl alcohol

Cangrejera, Veracruz, Mexico	Owned	Acetic anhydride
Acetone derivatives
Ethyl acetate
Vinyl acetate monomer

Clear Lake, Texas, USA	Owned; the methanol operation	Acetic acid
	of this facility is owned by a	Methanol(1)
	joint venture	Vinyl acetate monomer

Edmonton, Alberta, Canada	Owned	Formaldehyde
Methanol

Frankfurt am Main, Germany	Owned by InfraServ GmbH & Co.	Acetaldehyde
	Höchst KG in which Celanese	Butyl acetate
	holds a 31.2 percent limited	Vinyl acetate monomer
partnership interest

Pampa, Texas, USA	Owned	Acetic acid
Acetic anhydride
Ethyl acetate
Methyl ethyl ketone

Pasadena, Texas, USA	Owned	Polyvinyl Alcohol

Jurong Island, Singapore	Owned	Acetic acid
Butyl acetate
Ethyl acetate
Vinyl acetate monomer

Tarragona, Spain	Owned by Complejo Industrial Taqsa AIE, holds a 15.0 percent share.	Vinyl acetate monomer

(1)	The decision to manufacture methanol at the Clear Lake plant is evaluated periodically, depending on market conditions.

Chemical Intermediates

Site	Leased/Owned	Products/Function

Bay City, Texas, USA	Owned	Carboxylic Acids
n/i-Butyraldehyde
Butyl Alcohols
Propionaldehyde
Propyl Alcohols

Bucks, Alabama, USA	Owned	Amines

Cangrejera, Veracruz, Mexico	Owned	Methyl acrylate
Acrylic acid
Methyl amines

Clear Lake, Texas, USA	Owned	Acrylic Acid
Ethyl acrylate
n-butyl acrylate

Oberhausen, Germany	Owned by InfraServ GmbH & Co.	Butanol
	Oberhausen KG in which Celanese	Dioctyl Phthalate
	holds an 84.0 percent limited	2-Ethyl hexl acrylate
	partnership interest	n/i-Butyraldehyde
Propanol

Pampa, Texas, USA	Owned	2-Ethyl hexyl acrylate
Methyl acrylate

Acetate Products

Site	Leased/Owned	Products/Function

Edmonton, Alberta, Canada	Owned	Tow

Lanaken, Belgium	Owned	Tow

Narrows, Virginia, USA	Owned	Tow, Filament

Ocotlán, Jalisco, Mexico	Owned	Tow, Filament

Rock Hill, South Carolina, USA	Owned	Flake

Technical Polymers Ticona

Site	Leased/Owned	Products/Function

Auburn Hills, Michigan, USA	Leased	Automotive Development Center

Bayport, Texas, USA	Leased	GUR®

Bishop, Texas, USA	Owned	Celanex
Nylon
Polyacetal

Florence, Kentucky, USA	Owned	Compounding

Kelsterbach, Germany	Owned by InfraServ GmbH & Co.	Celstran®
	Kelsterbach KG in which Celanese	Polyacetal
holds a 100.0 percent limited
partnership interest

Oberhausen, Germany(2)	Owned by InfraServ GmbH & Co.	GUR
	Oberhausen KG in which Celanese	Norbornene
	holds an 84.0 percent limited	Topas®
partnership interest

Shelby, North Carolina, USA	Owned	LCP
PBT
PPS
Compounding

Telford, UK	Leased	Compounding

Wilmington, North Carolina,	Leased by a joint venture in which	Fortron®
Celanese has a controlling interest

Winona, Minnesota, USA	Owned	Celstran

(2)	Technical Polymers Ticona’s plant for its Topas cycloolefin copolymer in Oberhausen, Germany commenced production in September 2000. As Topas continues to undergo market development, the plant is operating at significantly less than commercial capacity. For further information on Topas, see “Information on the Company – Technical Polymers Ticona.”

Performance Products

Site	Leased/Owned	Products/Function

Frankfurt am Main, Germany	Owned by InfraServ GmbH & Co.	Sorbates
(Nutrinova)	Höchst KG in which Celanese	Sunett®
holds a 31.2 percent limited
partnership interest

Mantes-la-Ville, France (Trespaphan)	Owned	OPP film

Neunkirchen, Germany (Trespaphan)	Owned	OPP film

Zacapu, Mihoacan, Mexico	Owned	OPP film
(Trespaphan)

Krugersdorp, South Africa	Owned	OPP film
(Trespaphan)

       Polyplastics has its principal production facilities in Japan, Taiwan and Malaysia. Korean Engineering Plastics has its principal production facilities in South Korea. Celanese’s Acetyl Products segment has a joint venture with manufacturing facilities in Saudi Arabia, and its Acetate Products segment has three joint ventures with production facilities in China.

       In 2001, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of €231 million. In 2000, these expenditures amounted to €235 million. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese’s present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

       For information on environmental issues associated with Celanese’s properties, see “Information on the Company – Environmental and Other Regulation” and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Environmental Matters.” Additional information with respect to Celanese’s property, plant and equipment, and leases is contained in Notes 11 and 22 to the Consolidated Financial Statements.

Item 5.    Operating and Financial Review and Prospects

       You should read the following discussion and analysis of the financial condition and the results of operations of Celanese together with Celanese’s Consolidated Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

       Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See “Forward-Looking Statements May Prove Inaccurate” located at the end of this section.

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

       The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred from Hoechst and have been presented to exclude the effects of discontinued operations. See “Summary of Consolidated Results – 2001 Compared with 2000 – Discontinued Operations.” The Consolidated Financial Statements, for the periods prior to the effective date of the demerger, assume that Celanese had existed as a separate legal entity with five business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger.

       The financial condition, results of operations and cash flows of Celanese have been and may, in the future, be affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled €530 million, €29 million and €559 million in 2001, 2000 and 1999, respectively. For a further discussion of special charges, see “Summary by Business Segment – 2001 Compared with 2000 – Special Charges,” “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges,” “Summary by Business Segment – 2000 Compared with 1999 – Special Charges” and “Summary of Consolidated Results – 2000 Compared with 1999 –Special Charges.”

       Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding special charges. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA excluding special charges is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA excluding special charges should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

Major Events in 2001

  Celanese successfully implements “Focus” initiative targeting efficiency increases, working capital optimization, and a sharply focused capital expenditure program

  Restructuring programs, including projects “Focus” and “Forward”, initiated in 2001 identified approximately 1,600 positions to be eliminated through the closure of eight high-cost facilities and the streamlining of administrative and plant operations

  Deterioration in Chemical Intermediates outlook results in goodwill and fixed asset impairment charges

  Edward Munoz, management board member and CEO of Technical Polymers Ticona, retires; David Weidman becomes chief operating officer with responsibility for Acetyl Products, Chemical Intermediates and Technical Polymers Ticona, effective January 1, 2002

  Significant technology advancements lead to process improvements in acetic acid and vinyl acetate monomer

  Construction begins on a new and expanded Ticona plant to produce GUR® ultra-high molecular weight polyethylene

Financial Highlights

	Year Ended December 31,

	2001	2001	2000	1999

	(in $ millions,(1) except for per share data)	(in € millions, except for per share data)

Net sales	4,537	5,097	5,207	4,318
Gross profit	604	678	766	697
EBITDA excluding special charges(2)	374	420	500	377
Operating profit (loss)	(470)	(528)	83	(521)
Earnings (loss) from continuing operations	(351)	(394)	55	(502)
Net earnings (loss)	(343)	(385)	58	(207)
Weighted average shares – basic and diluted	50,331,847	50,331,847	53,293,128	55,915,369
Earnings (loss) per common share – from continuing operations	(6.97)	(7.83)	1.03	(8.98)
Earnings (loss) per common share	(6.81)	(7.65)	1.09	(3.70)

	Year Ended December 31,

	2001	2001	2000

	(in $ millions(1))	(in € millions)

Trade working capital(3)	611	687	993
Total assets	6,288	7,064	7,642
Net financial debt(4)	741	832	1,141
Shareholders’ equity	1,967	2,210	2,843

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.
(2)	Celanese defines EBITDA excluding special charges as operating profit plus depreciation and amortization plus special charges.
(3)	Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(4)	Celanese defines net financial debt as short-term borrowings and current installments of long-term debt plus long-term debt less cash and cash equivalents.

       Overview – 2001 Compared with 2000

       Net earnings (loss) declined significantly, reflecting weak conditions in most major markets, special charges related to restructuring programs initiated to increase Celanese’s future profitability and efficiency and goodwill and asset impairment charges. Operating results were enhanced by cost savings and efficiency improvements while lower payments relating to restructuring and reduced trade working capital improved cash flow.

       Sales declined 2% on lower pricing (-2%) and lower volumes (-3%), largely offset by favorable currency effects (+2%) and the full year effect of the polyvinyl alcohol or PVOH business, which was acquired in September 2000 (+1%). EBITDA excluding special charges declined 16% amid deteriorating markets characterized by reduced demand, low capacity utilization and weaker pricing. Ticona was affected by significant volume losses as a result of the downturn in the global telecommunications industry and decreased U.S. automotive production. Lower demand for Acetyl Products led to low industry utilization rates and reduced selling prices. Continuing market oversupply and declining prices, especially in acrylates, resulted in an unsatisfactory performance in Chemical Intermediates. Acetate Products and Performance Products reported steady profitability compared to the prior year.

       Celanese reduced its net financial debt by 27% from €1,141 billion as of December 31, 2000 to €832 million as of December 31, 2001 by utilizing a portion of its €520 million in 2001 operating cash flows. Operating cash flows improved due to a decrease in the outflow required to fund special charges and a reduction in trade working capital.

       Despite the poor market conditions in 2001, Celanese exceeded its targets set under the “Focus” profit improvement initiative. The targets consisted of reducing trade working capital by €100 million in 2001 from 2000 levels, controlling capital expenditures at or below the year 2000 level and contributing €100 million to EBITDA from programs to increase efficiency. During 2001, trade working capital declined by €306 million from €993 million in 2000 and capital expenditures were €231 million compared to €235 million in 2000. EBITDA improvements were overshadowed by the effects of lower volumes and weak overall market conditions.

       To increase future profitability and efficiency, Celanese initiated programs in 2001 to restructure its operations. The restructuring programs identified approximately 1,600 positions to be eliminated through the closure of eight high cost facilities and the streamlining of operations at plant and administrative levels throughout Celanese. Special charges for 2001 initiatives included €230 million of restructuring charges and €92 million of other special charges. Annual cost savings from the 2001 restructuring programs are estimated to be in excess of €150 million upon completion of these initiatives. Additionally, Celanese recognized €262 million for goodwill impairments triggered by a deterioration in the outlook for certain businesses in the Chemical Intermediates segment.

       Special charges also include income of €54 million for adjustments to prior year restructuring reserves, the receipt of reimbursements from insurance companies linked to the plumbing cases and settlements with former Hoechst affiliates. See “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges.”

       In 2001, Celanese developed and implemented significant technology improvements in acetic acid and vinyl acetate monomer that increase efficiencies and provide for significant capacity increases with minimal capital expenditures. The Six Sigma business process, implemented during 2001, will target costs savings, operational efficiencies and revenue enhancements in 2002.

       Celanese also made selective capital investments to further enhance the market position of its products. Construction began in 2001 on a new and expanded plant for GUR® ultra-high molecular weight polyethylene, used in industrial and medical applications, and additional production lines for Vectra® liquid crystal polymer, used in electrical and electronics applications. The Acetate Products business finalized a marketing alliance for acetate filament with Teijin Ltd., which will enhance Celanese’s market position in Japan.

Selected Data by Business Segment

	Year Ended December 31,

	2001	2001		2000		1999

	$(1)	€	% of Segment(2)	€	% of Segment(2)	€	% of Segment(2)

	(in millions, except percentages)

Net Sales(3)
Acetyl Products	1,918	2,155	42	2,106	40	1,561	36
Chemical Intermediates	943	1,059	20	1,085	21	884	20
Acetate Products	678	762	15	756	14	739	17
Technical Polymers Ticona	688	773	15	923	17	788	18
Performance Products	392	440	8	409	8	397	9

Segment Total	4,619	5,189	100	5,279	100	4,369	100

Other Activities	74	83		84		60
Intersegment Eliminations	(156)	(175)		(156)		(111)

Total Net Sales	4,537	5,097		5,207		4,318

Special Charges(4)
Acetyl Products	111	125	24	68	119	53	12
Chemical Intermediates	319	358	68	4	7	57	13
Acetate Products	45	50	9	8	14	81	18
Technical Polymers Ticona	(8)	(9)	(2)	(29)	(51)	154	35
Performance Products	4	4	1	6	11	99	22

Segment Total	471	528	100	57	100	444	100

Other Activities	2	2		(28)		115

Total Special Charges	473	530		29		559

Operating Profit (Loss)(3)
Acetyl Products	(65)	(73)	15	(10)	(10)	(65)	19
Chemical Intermediates	(364)	(409)	83	(24)	(23)	(47)	13
Acetate Products	(29)	(32)	7	9	9	(46)	13
Technical Polymers Ticona	(13)	(15)	3	96	92	(96)	28
Performance Products	35	39	(8)	33	32	(93)	27

Segment Total	(436)	(490)	100	104	100	(347)	100

Other Activities	(34)	(38)		(21)		(174)

Total Operating Profit (Loss)	(470)	(528)		83		(521)

EBITDA Excluding Special Charges(4)
Acetyl Products	185	208	46	200	36	89	21
Chemical Intermediates	24	27	6	50	9	84	19
Acetate Products	81	91	20	92	17	95	22
Technical Polymers Ticona	46	52	11	140	25	123	28
Performance Products	67	75	17	74	13	42	10

Segment Total	403	453	100	556	100	433	100

Other Activities	(29)	(33)		(56)		(56)

Total EBITDA Excluding Special Charges	374	420		500		377

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.
(2)	The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(3)	Derived from the accompanying audited Consolidated Financial Statements.
(4)	For a further discussion of special charges, see “Summary by Business Segment – 2001 Compared with 2000 – Special Charges,” “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges,” “Summary by Business Segment – 2000 Compared with 1999 – Special Charges” and “Summary of Consolidated Results – 2000 Compared with 1999 – Special Charges.”

Summary by Business Segment – 2001 Compared with 2000

       Acetyl Products

       Net sales for the Acetyl Products segment increased by 2% to €2,155 million in 2001 from €2,106 million in 2000 primarily due to the acquisition of the PVOH business in September 2000 (+3%) and favorable currency effects (+2%), largely offset by lower volumes (-2%) and pricing (-1%). Selling prices followed the trends of hydrocarbon costs, primarily natural gas and ethylene, which continued an upward pattern through the first quarter of 2001 but declined throughout the remainder of the year. Lower demand amid the weakening economic environment during the second half of 2001 accelerated the decrease in selling prices to levels below those of the comparable period in 2000. Reduced demand for acetic acid and vinyl acetate monomer resulted in lower volumes, which were partially offset by higher volumes in acetate esters, particularly in North America and Asia. Celanese was able to produce higher volumes of acetate esters in 2001 as the acetic acid plant in Singapore became fully operational.

       The Acetyl Products segment recorded special charges of €125 million in 2001 compared to €68 million in 2000. These 2001 special charges were largely taken to reduce costs and increase operational efficiency by closing high-cost production facilities and streamlining administrative and operational functions under the “Focus” and “Forward” initiatives as well as other programs. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges”.

       The 2001 special charges related to 2001 restructuring initiatives of €121 million and fixed asset impairments of €18 million relating to the acetyl derivatives and polyols business line. These special charges were offset by a €14 million favorable adjustment to prior year restructuring activities. The €121 million in restructuring initiatives included €78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta and €43 million relating primarily to employee severance costs at plant and administrative offices as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate the functions to production sites. The €18 million fixed asset impairment related to a reassessment of the expected long-term value of the polyols product line. The €14 million favorable adjustment related to lower than expected demolition and decommissioning costs associated with the closure of the Knapsack, Germany site in 2000. This adjustment resulted from a third party site partner assuming ownership of the existing facilities and obligations. In 2000, the Acetyl Products segment recorded special charges of €68 million, which included €53 million for the closure of acetyl units in Knapsack, Germany. The remaining €15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas.

       The operating loss for the Acetyl Products segment increased to €73 million in 2001 from €10 million in 2000. The increase in operating loss in 2001 resulted primarily from the special charges described above and from margin pressure, as selling prices declined at a greater rate than raw material costs. This was partially offset by the benefits of aggressive cost reduction efforts. In addition, 2001 was positively affected by the receipt of non-recurring compensation payments associated with operational problems experienced by the carbon monoxide supplier to Celanese’s Singapore facility from July 2000 through May 2001. Total compensation payments, related to the carbon monoxide supplier, received in 2001 were €43 million, of which €4 million was recognized in 2000.

       EBITDA excluding special charges for the Acetyl Products segment increased by €8 million to €208 million in 2001 as compared to €200 million in 2000.

       Chemical Intermediates

       Net sales for the Chemical Intermediates segment decreased by 2% to €1,059 million in 2001 from €1,085 million in 2000, primarily due to price decreases (-6%), largely offset by volume increases (+2%) and favorable currency movements (+2%). For 2001, sales prices were lower than 2000 in most products, including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, due to global industry capacity outpacing market growth and the pass through of falling raw material costs, primarily propylene. Volumes in the Chemical Intermediates segment were higher with increases in the oxo business line partially offset by decreases in the acrylates business line while specialties business line volumes remained relatively flat. The oxo business line volume improvement resulted from temporary market shortages in Asia. In the acrylates business line, difficult business conditions persisted due to continuing price pressure and customer consolidation.

       In 2001, the Chemical Intermediates segment recorded special charges of €358 million. These special charges largely resulted from the impairment of most of the segment’s goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment’s underlying businesses. Special charges were also taken to reduce costs and increase operational efficiency by streamlining administrative and operational functions under the “Focus” and “Forward” initiatives as well as other programs. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges”.

       Of the €358 million in special charges, €262 million related to goodwill impairments and €74 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines and certain products in the specialties business line. The remaining €28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of €6 million from third party site partners. In 2000, the Chemical Intermediates segment recorded special charges of €4 million, primarily related to administrative restructuring.

       The operating loss for the Chemical Intermediates segment increased to €409 million from €24 million in 2000. This was primarily due to the special charges previously discussed and higher costs due to plant turnarounds and outages. Additionally, performance of the acrylates business line was negatively affected by unfavorable pricing under an existing supply agreement. Early in the first quarter of 2002, a sharp decline in selling prices in the acrylates business line occurred as a result of weak market conditions and low utilization rates. As a result, the business outlook for the acrylates business line has deteriorated.

       EBITDA excluding special charges for the Chemical Intermediates segment decreased to €27 million in 2001 from €50 million in the comparable period.

       Acetate Products

       Net sales for the Acetate Products segment increased by 1% to €762 million in 2001 from €756 million in 2000. Favorable currency movements (+3%), and slightly higher sales volumes (+1%), were largely offset by a change in the composition of the segment due to the transfer of the high performance polymer (polybenzimidazole or PBI) and Vectran® polymer fiber product lines to Other Activities in July 2000 (-2%), and lower average pricing (-1%). Average acetate prices declined slightly due to changes in the product mix from higher priced filament to lower priced tow. Higher volumes for tow, reflecting increased demand in Europe, were mostly offset by the continuing decline in volumes for filament, primarily caused by the effects of the weakening U.S. economy, the shift in fashion away from filament-based products and increased competition in Asia.

       Special charges in the Acetate Products segment amounted to €50 million in 2001 as compared to €8 million in 2000. The special charges were a continuation of the ongoing strategy to improve cost efficiency and align capacity with market demand. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges”. The charges in 2001 were for the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium, as well as costs incurred with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs at its production facility in Mexico. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America.

       Acetate Products recorded an operating loss of €32 million in 2001, compared with an operating profit of €9 million in 2000. Higher special charges, weakening filament volumes, and higher energy costs, primarily for coal, were partially offset by continued cost reductions at all locations.

       EBITDA excluding special charges for the Acetate Products segment of €91 million in 2001 decreased slightly from €92 million in 2000.

       Technical Polymers Ticona

       Net sales for the Ticona segment decreased by 16% to €773 million in 2001 from €923 million in 2000 largely as the result of lower volumes (-18%), as prices (+1%) and currency movements (+1%) remained relatively unchanged. Volumes declined in many products, including liquid crystal polymers, polyesters and polyacetals, due to lower demand, particularly from the global telecommunications and U.S. automotive industries. Sales volumes to the global telecommunications industry declined sharply, particularly during the second half of 2001, as customers depleted their inventory levels in response to lower end user demand. In addition, European sales weakened during the fourth quarter, due to reduced demand in industrial markets and a weakening of automotive exports. Average prices increased slightly as a result of a more favorable product sales mix, but came under pressure in the second half as a result of industry overcapacity and imports of standard grade polyacetal from Asia.

       In special charges, the Ticona segment had income of €9 million in 2001 compared to income of €29 million in 2000. The income in 2001 resulted from €31 million of higher than expected insurance reimbursements associated with the plumbing cases, which was largely offset by restructuring expenses for employee severance costs in the United States and Europe. These restructuring initiatives were taken to streamline administrative and operational functions under the Forward initiative. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges”. The favorable adjustment recognized in 2000 was primarily due to €18 million of higher than expected insurance reimbursements associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by employees in Germany. Therefore, Celanese modified the timing of payments associated with the 1999 restructuring plan, which resulted in a €10 million favorable adjustment in 2000.

       Ticona recorded an operating loss of €15 million in 2001 compared to a profit of €96 million in 2000 due to lower volumes, higher raw material and energy costs, and lower income from special charges, which were slightly offset by the benefits of cost reduction efforts. Due to decreased demand from customers who were depleting their inventory, Ticona temporarily reduced production levels, which resulted in higher unit costs.

       EBITDA excluding special charges declined to €52 million in 2001 compared to €140 million in 2000.

       Performance Products

       Net sales for the Performance Products segment increased by 8% to €440 million in 2001 from €409 million in 2000. OPP film sales for 2001, which represented 64% of net sales in this segment, decreased 2% from last year, as volumes in 2000 were higher due to the liquidation of inventory associated with the closure of the Swindon, UK facility in 1999. Prices were marginally higher but were offset by currency effects. Food ingredients sales for 2001, which represented the remaining 36% of total segment net sales, increased by 27% on higher volumes for the high intensity sweetener Sunett® and for resale products in Japan and Australia. Sorbate prices recovered slightly from the lower levels in 2000.

       The Performance Products segment recorded €4 million of special charges in 2001 compared to €6 million in 2000. The special charges in 2001 related to severance costs associated with the streamlining of operations within the OPP films business. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges”. Special charges in 2000 related primarily to the relocation of OPP film production assets from Swindon, UK to Mantes-la-Ville, France.

       Operating profit for the Performance Products segment of €39 million in 2001 improved from €33 million in 2000 mainly as a result of increased volumes for food ingredients. This improvement was largely offset by a reduction in the operating profit of the OPP films business, primarily resulting from higher raw material costs and manufacturing inefficiencies related to the ramp-up of a production line transferred from Swindon, UK to Mantes-la-Ville, France as well as a shift to higher product grades manufactured in Zacapu, Mexico.

       EBITDA excluding special charges for the Performance Products segment increased by €1 million to €75 million in 2001 from €74 million in 2000.

       Other Activities

       Other Activities includes revenues mainly from Celanese’s captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as ancillary businesses and service companies, which do not have significant sales. Celanese Advanced Materials primarily consists of the high performance polymer PBI and Vectran® polymer fiber product lines.

       In the second quarter of 2000, Celanese acquired 100% of Axiva GmbH, which was renamed Celanese Ventures GmbH, a process technology and engineering business, from Aventis S.A. In the fourth quarter of 2000, Celanese sold 75% of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity which was renamed to Celanese Ventures GmbH.

       Effective July 1, 2000, the PBI and Vectran product lines were transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH.

       Net sales for Other Activities remained relatively flat at €83 million and €84 million in 2001 and 2000, respectively, as increased sales due primarily to the full year contribution of PBI were offset by a decrease in third party sales by Celanese’s captive insurance companies.

       In special charges, Other Activities recorded an expense of €2 million in 2001 as compared to income of €28 million in 2000. The €2 million expense primarily consists of corporate employee severance costs, which were partially offset by a €4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities. Other Activities recognized a €28 million favorable adjustment to special charges in 2000, primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities.

       The operating loss of Other Activities increased to €38 million in 2001 from €21 million in 2000. The increase resulted primarily from the net effect of special charges as discussed above partially offset by increased income generated by the full year contribution of the PBI and Vectran product lines.

       EBITDA excluding special charges for Other Activities improved to a loss of €33 million in 2001 from a loss of €56 million in 2000.

Summary of Consolidated Results – 2001 Compared with 2000

       Net Sales

       Net sales decreased by 2% to €5,097 million in 2001 as compared to €5,207 million in 2000 primarily as a result of lower volumes and lower selling prices, partially offset by favorable currency movements. Slight increases in Acetyl Products, Acetate Products and Performance Products were more than offset by decreases in Technical Polymers Ticona and Chemical Intermediates. Ticona’s sales fell sharply as the result of a significant decline in volumes.

       Cost of Sales

       Cost of sales decreased by 1% to €4,419 million in 2001 compared with €4,441 million in 2000. Cost of sales as a percentage of net sales increased to 87% in 2001 from 85% in 2000, reflecting higher raw material and energy costs and lower capacity utilization, primarily in Ticona.

       Selling, General and Administrative Expenses

       Selling, general and administrative expenses increased by 3% to €583 million in 2001 from €567 million in 2000 driven largely by currency effects and increased selling, general and administrative costs associated with the newly acquired PVOH business and increased selling efforts in food ingredients. Selling, general and administrative expenses as a percentage of sales remained flat at 11% in both 2001 and 2000. In 2001, Celanese had favorable adjustments of €12 million relating to a reduction in environmental reserves due to favorable trends in environmental remediation, lower eBusiness spending as compared to 2000 and positive effects of cost reduction programs throughout the entire company. In 2000, Celanese received a €17 million insurance settlement related to environmental claims.

       Research and Development Expenses

       Research and development expenses remained relatively flat at €95 million in 2001 compared to €94 million in 2000. Research and development expenses as a percentage of sales remained flat at 2% for both 2001 and 2000.

        Special Charges

	Employee Termination Benefits	Plant/Office Closures	Total Restructuring	Non-Restructuring Special Charges	Total Special Charges	Of which non-cash

	( in € millions)

Focus	29	17	46	4	50	8
Forward	96	88	184	88	272	116
Goodwill Impairment	–	–	–	262	262	262
Other	–	–	–	(35)	(35)	(28)

Subtotal	125	105	230	319	549	358
Restructuring Adjustments	(2)	(17)	(19)	–	(19)	(19)

Total Special Charges	123	88	211	319	530	339

       Project “Focus”, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of last year’s level of €235 million and contribute €100 million to EBITDA from programs to increase efficiency. Project “Forward” was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and raise profitability. The restructuring initiatives detailed below are expected to result in a reduced cost base and operational efficiencies in 2002.

       In 2001, Celanese recorded special charges totaling €530 million, which consisted of €230 million of restructuring charges, €19 million of favorable adjustments to restructuring reserves recorded in 1999 and 2000 and €319 million of other special charges. Of the €230 million of restructuring charges, €46 million related to the “Focus” initiative and €184 million related to the “Forward” initiative.

       The €46 million of restructuring charges related to the “Focus” initiative included employee severance costs of €29 million and plant and office closure costs of €17 million. The €29 million of employee severance costs primarily consisted of €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina, €16 million to streamline operations at two chemical production facilities in the United States, €1 million for the idling of the pentaerythritol unit at Edmonton, Alberta and €1 million for the closure of a chemical distribution terminal in the United States.

       The €17 million of “Focus” initiative restructuring charges related to plant and office closure costs consisted of fixed asset impairments of €5 million for the shut-down of the acetate filament unit at Lanaken, Belgium and €4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States. Also included in plant and office closure costs were €6 million for equipment and other decommissioning costs for the acetate filament production at Rock Hill, and €2 million for equipment and other idling costs for the pentaerythritol unit at Edmonton.

       The €184 million of restructuring charges related to the “Forward” initiative included employee severance costs of €96 million and plant and office closure costs of €88 million. The €96 million of employee severance costs consisted primarily of €26 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €23 million for administrative and production positions at Ticona in the United States and Germany, which is net of a €5 million reimbursement from a third party site partner, €18 million for the restructuring of production and administrative positions in Mexico, net of €4 million relating to a reimbursement from a third party site partner and income from forfeited pension plan assets, €7 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium, and €4 million for Trespaphan restructuring in Germany, France, Mexico and the United States.

       The €88 million of “Forward” initiative restructuring charges related to plant and office closures consisted of €72 million for the cancellation of supply contracts, other required decommissioning and environmental closure costs and fixed asset impairments relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were €11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, €4 million for shut-down costs at the acetate filament facility in Lanaken, and €1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

       In 2001, the “Focus” and “Forward” initiatives identified approximately 1,600 positions to be eliminated, of which approximately 500 positions had been eliminated as of December 31, 2001.

       The €19 million of favorable adjustments associated with prior year restructuring reserves consisted of a €5 million adjustment to the 1999 reserves and a €14 million adjustment to the 2000 reserves. Of the 1999 adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products production facility in Knapsack Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations.

       The other special charges of €319 million consisted of Chemical Intermediates goodwill impairment of €262 million, Chemical Intermediates fixed asset impairments of €74 million, Acetyl Products fixed asset impairments of €18 million and €2 million for the relocation of acetate filament production assets associated with restructuring initiatives. These charges were slightly offset by recoveries due to Celanese of €6 million from third party site partners. Additionally, special charges of €4 million related to the “Focus” initiative were recorded for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements) and €4 million of favorable adjustments related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

       In 2000, Celanese recorded special charges totaling €29 million, which consisted of €97 million of restructuring charges, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €9 million of costs for the relocation of production assets associated with restructuring initiatives and €18 million of favorable adjustments from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements).

       The €97 million of restructuring charges included employee severance costs of €46 million and plant and office closure costs of €51 million. Employee severance costs of €33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products segment. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million). Annual cost savings from the 2000 restructuring initiatives are estimated to be in excess of €35 million upon completion of these initiatives.

       The €59 million of favorable adjustments to the 1999 restructuring reserves related to employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to the aforementioned modification of the 1999 restructuring plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (€28 million). As a result of the need for additional office space following the acquisition of the PVOH business, we cancelled previous plans to rationalize the U.S. chemical administration building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

       Special charges of €9 million consisted of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes-la-Ville, France (€6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (€3 million).

       Foreign Exchange Gain (Loss)

       Foreign exchange gain (loss) decreased to a gain of €2 million in 2001 from a gain of €5 million in 2000. This change is primarily attributable to the fluctuation of the U.S. dollar against the euro.

       Operating Profit (Loss)

       An operating loss of €528 million was incurred in 2001 compared to a profit of €83 million in 2000. The main reason for this change was the increase in special charges, which increased from €29 million in 2000 to €530 million in 2001. The effects of lower volumes, mainly at Ticona, and higher raw material and energy costs, throughout the segments, also contributed to the decrease.

       EBITDA excluding special charges totaled €420 million in 2001 compared to €500 million in 2000.

       Equity in Net Earnings of Affiliates

       Equity in net earnings of affiliates decreased to €13 million in 2001 from €19 million in 2000. This decrease was mainly attributable to decreased earnings from Polyplastics Co. Ltd., which was affected by the slowing Asian economy.

       Interest Expense

       Interest expense increased by 8% to €81 million in 2001 from €75 million in 2000, mainly as a result of interest associated with the time value of call options and lower capitalization of interest in 2001 as compared to 2000 resulting primarily from the completed construction of Celanese’s plant in Singapore, partially offset by a lower average debt level in 2001 compared to 2000.

       Interest and Other Income, Net

       Interest and other income, net decreased to €64 million in 2001 from €112 million in 2000, mainly due to lower transaction gains on foreign currency financing, write-offs of certain investments, including eBusiness interests, and lower interest income, partially offset by higher dividend income from our investments in Saudi Arabia and China. In 2001, Celanese received gross proceeds of €10 million and recorded a gain of €6 million relating to the sale of its ownership interests in Infraserv GmbH & Co. Münchsmünster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH.

       Income Taxes

       In 2001, Celanese recognized an income tax benefit of €138 million as compared to a provision of €84 million in 2000. The effective tax rate was 26% in 2001 as compared to 60% in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany (€46 million), the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

       Discontinued Operations

       In 2001, Celanese completed the sale of NADIR filtration GmbH, formerly Celgard GmbH and received minimal proceeds from this sale and recorded a gain, net of tax, of €2 million in gain on disposal of discontinued operations. Celanese recorded an additional gain in 2001 of €7 million, net of taxes, in gain on disposal of discontinued operations related to a business divested in 2000.

       In 2000, Celanese completed the sale of Vinnolit Kunstoff GmbH, Vintron GmbH and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group. Celanese received gross proceeds of €35 million from the sales of these discontinued operations, which led to a net cash inflow in 2000 of €30 million from the 2000 divestitures and additional cash inflow of €60 million from the 1999 divestitures.

       The completion of the Thermphos, Vintron and Vinnolit transactions led to a gain in 2000 of €9 million, net of taxes, which was offset by additional losses incurred in 2000 relating to other discontinued operations sold in 1999.

       Earnings from discontinued operations, net of taxes, in 2000 were €3 million and consisted of earnings from operations of discontinued operations.

       In 1999, Celanese completed the sales of Copley Pharmaceuticals Inc., the ethylene oxide / ethylene glycol business, the U.S. and Japanese separation products business, the polyester fiber and bottle resin business in Millhaven, Ontario, Canada and Celanese’s interests in the Dyneon fluoropolymer and Targor polypropylene joint ventures. Celanese received gross proceeds of €1,001 million from the sales of these discontinued operations, which led to a net cash inflow of €913 million in 1999. As a result of these transactions, Celanese recognized a gain in 1999 of €452 million, net of taxes, on disposals of discontinued operations in the consolidated statement of operations. In addition, earnings from operations of discontinued operations, net of taxes, in 1999 were €14 million relating to these divested businesses (See Note 6 to the Consolidated Financial Statements).

       Earnings from discontinued operations, net of taxes, in 1999 of €310 million consisted of the net gain associated with the transactions discussed above of €452 million, the expected loss on the transactions associated with the businesses to be divested in 2000 of €154 million and the earnings from operations of discontinued operations of €12 million.

       The following table summarizes the results of the discontinued operations for the years ended December 31, 2001, 2000 and 1999.

	Sales			Operating Profit (Loss)			Equity in Net Earnings of Affiliates

	2001	2000	1999	2001	2000	1999	2001	2000	1999

	(in € millions)

Discontinued operations of Performance Products	–	–	54	–	–	10	–	–	–
Discontinued operations of Other Activities	–	54	649	–	3	(38)	–	–	–
Discontinued operations of equity investments	–	–	–	–	–	–	–	2	36

Total Discontinued Operations	–	54	703	–	3	(28)	–	2	36

        Net Earnings (Loss)

       As a result of the factors mentioned above, the net earnings (loss) of Celanese decreased by €443 million to a net loss of €385 million in 2001 from net earnings of €58 million in 2000.

Summary by Business Segment – 2000 Compared with 1999

       Acetyl Products

       Net sales for the Acetyl Products segment increased by 35% to €2,106 million in 2000 from €1,561 million in 1999 due to price increases (+23%), favorable currency effects (+13%), and the acquisition of PVOH (+2%) while volumes decreased (-3%). Significant price increases, in particular for acetic acid and vinyl acetate monomer (up approximately 25%), and a reduction in operating costs offset the rapid rise in prices of key hydrocarbons, such as natural gas, ethylene and butane. Constricted industry capacity due to production outages in the market contributed to price increases.

       Due to a production interruption at the Clear Lake, Texas facility in mid-year 2000, we declared force majeure world-wide in acetic acid, vinyl acetate monomer, acetate esters, and acetic anhydride for a five week period. Additionally, although the acetic acid plant in Singapore started up as scheduled in July 2000, production was severely constrained by a supplier’s inability to deliver carbon monoxide to our facility on a consistent and reliable basis. As a result, Celanese had to maintain force majeure for acetic acid and vinyl acetate monomer for its Asian customers until March 16, 2001. On March 20, 2001, Celanese entered into an agreement in which Celanese received a payment of approximately €35 million. This payment represented compensation related to the aforementioned operational problems at the supplier’s Singapore facility through March 2001. Of this amount, approximately €31 million was recognized in Celanese’s first quarter 2001 operating results. The remainder was recognized in the fourth quarter 2000.

       In 2000, the Acetyl Products segment recorded special charges of €68 million, which included €53 million from the closure of acetic acid, acetic anhydride and acetaldehyde units at Knapsack, Germany. The remaining €15 million was primarily associated with employee severance costs from restructuring at an administrative office and a production facility in Texas. Special charges of €53 million were recorded in 1999 for the closure of an acetaldehyde unit in Europe and an acetyl and acetyl derivatives unit in Mexico as well as costs related to downsizing across all operations.

       The operating loss for the Acetyl Products segment was reduced to €10 million in 2000 from €65 million in 1999. The operating loss in 2000 was favorably affected by our ability to pass along rising raw material and energy costs, the elimination of costs associated with higher cost production facilities closed in 1999 and 2000 and other cost reduction initiatives. However, the improvements in 2000 were partially offset by production disruptions at Singapore and Clear Lake and incremental depreciation and amortization primarily associated with the new Singapore units, the PVOH acquisition and the acquisition of the minority interests in Celanese Canada, Inc.

       EBITDA excluding special charges for the Acetyl Products segment increased by €111 million to €200 million in 2000 as compared to €89 million in 1999.

       Chemical Intermediates

       Net sales for the Chemical Intermediates segment increased by 23% to €1,085 million in 2000 from €884 million in 1999, primarily due to price increases (+15%) and favorable currency movements (+10%), which were partially offset by slightly lower volumes (-1%). Additionally, net sales were reduced by 1% as 1999 net sales included the final milestone payment of €13 million related to an acrylate project in Germany, which did not reoccur in 2000. Prices increased for a majority of products including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, primarily driven by the increase in the cost of propylene. Although price increases for oxo products kept pace with higher raw material costs, we were not able to fully pass along rising raw material and energy costs to customers for acrylate products. Oxo volumes in 2000 remained at previous year levels due to a decision not to participate in the low pricing environment in Asia.

       In 2000, the Chemical Intermediates segment recorded special charges of €4 million, primarily related to administrative restructuring. This compares to special charges of €57 million in 1999, mainly related to an asset impairment charge associated with a European facility.

       The operating loss for the Chemical Intermediates segment was reduced to €24 million in 2000 from €47 million in 1999. The 1999 operating results were favorably affected by an insurance settlement of €17 million and the €13 million milestone payment mentioned above. However, after adjusting for these events and lower special charges, operating profit remained largely unchanged as price increases and cost reductions were offset by higher raw material and energy costs.

       EBITDA excluding special charges for the Acetyl Products segment decreased to €50 million in 2000 from €84 million in the comparable period. Excluding the insurance settlement and milestone payment noted above, EBITDA excluding special charges was largely unchanged.

       Acetate Products

       Net sales for the Acetate Products segment increased by 2% to €756 million in 2000 from €739 million in 1999. Favorable currency movements (+12%) and price increases (+2%), were partially offset by lower sales volumes (-10%) and a change in the composition of the segment (-2%) due to the transfer of the high performance polymer PBI, and Vectran® polymer fiber product lines to Other Activities in July 2000. Average acetate prices improved primarily due to changes in product mix from the lower priced flake to higher priced tow. Volumes declined in flake and filament while increasing in tow. Flake volumes decreased due to lower sales to the non-consolidated Chinese joint ventures as the ventures increased local production. Acetate filament experienced a continuing decline in volumes and weaker pricing as a result of the reduction in the demand for acetate filament driven by a shift in fashion away from filament-based fabrics, inter-fiber substitution and Asian competition. Tow volumes were higher in 2000, as compared to 1999, due to increased demand in Europe.

       The Acetate Products segment recorded special charges of €8 million in 2000 as compared to special charges of €81 million in 1999. The net charge in 2000 represented employee severance costs associated with downsizing across the business as well as relocation costs incurred by moving acetate filament equipment within North America. These charges were partially offset by a €3 million net adjustment of a 1999 restructuring reserve due to the subsequent decision to delay the closure of an acetate filament facility in the U.S. beyond one year. The 1999 special charges related primarily to restructuring charges of €66 million associated with the closures of acetate filament units in the U.S. and Canada and the partial shutdown of a filter products unit in Mexico. In addition, the charges included severance costs associated with downsizing across the business and an asset impairment charge in acetate filament. Overall, Celanese reduced capacity in acetate filament by nearly 40,000 metric tons during 1999 and 2000.

       Operating profit for the Acetate Products segment of €9 million in 2000 improved from an operating loss of €46 million in 1999. Lower special charges and continued cost reductions at all locations were partially offset by the effects of a decrease in acetate flake and acetate filament sales volumes, as well as higher raw material and energy costs.

       EBITDA excluding special charges for the Acetate Products segment of €92 million in 2000 declined slightly as compared to €95 million in 1999.

       Technical Polymers Ticona

       Net sales for the Ticona segment increased by 17% to €923 million in 2000 from €788 million in 1999, reflecting favorable currency movements (+9%), higher volumes (+7%), and price increases (+1%). Favorable volumes were due to higher demand from the automotive sector, the electrical/electronic industry and for new applications. Volume growth was strong, especially in Europe. However, the U.S. economy began to soften in the fourth quarter, which reduced demand from the automotive sector. Prices remained relatively flat because of industry pressures, particularly in the U.S., and imports of standard grade products from Asia.

       In special charges, Ticona recorded €29 million of income in 2000 as compared to €154 million of expense in 1999. The income recorded in 2000 was primarily due to an €18 million insurance reimbursement associated with the plumbing cases. In addition, an unfavorable tax treatment affected the severance benefits to be received by employees in Germany. Therefore, we modified the timing of payments associated with our 1999 restructuring plan, which resulted in a €10 million adjustment in 2000. The 1999 special charges of €154 million included the €128 million charge related to the plumbing cases. The remainder of the 1999 special charges mainly consisted of restructuring charges associated with employee severance costs.

       Operating profit for the Ticona segment increased to €96 million from an operating loss of €96 million in 1999. Operating results improved due to higher sales volumes and the positive effects of lower special charges in 2000. In addition, cost reductions and productivity improvements favorably affected operating results. These benefits were partially offset by the rapid increase in raw material and energy costs, particularly in the fourth quarter. Earnings were reduced in 2000 by the COC production plant start-up and investments in eBusiness.

       EBITDA excluding special charges for the Ticona segment increased by €17 million to €140 million in 2000 from €123 million in 1999.

       Performance Products

       Net sales for the Performance Products segment increased by 3% to €409 million in 2000 from €397 million in 1999. OPP film sales for 2000, which represented 70% of net sales in this segment, increased by 2%, mainly due to higher average prices and favorable currency effects, which were largely offset by volume declines resulting from the closure of the Swindon, UK facility in 1999. The increase in average prices for OPP films resulted from a shift in the product mix towards higher value added products and the pass through of higher raw material costs. Food ingredients sales for 2000, which represented 30% of total segment net sales, increased by 6% due to higher volumes and favorable currency effects, which were offset by price decreases. Higher sales volumes were attributable to increased usage of the high intensity sweetener Sunett® in the U.S. beverage industry as well as by the return of customers from Chinese competitors after a successful patent infringement lawsuit in the UK. Intense competition from Japanese and Chinese producers led to a decrease in sorbates prices. Prices, however, partially recovered in the fourth quarter of 2000 due to improved business conditions.

       The Performance Products segment recorded €6 million of special charges in 2000 primarily relating to the relocation of OPP film production assets from Swindon, UK to Mantes-la-Ville, France. This compares to €99 million of special charges in 1999, of which €75 million related to antitrust actions in the sorbates industry (See Note 24 to the Consolidated Financial Statements). The remainder was mainly due to restructuring charges associated with the closure of the Swindon, UK OPP films facility.

       Operating profit for the Performance Products segment of €33 million in 2000 improved from an operating loss of €93 million in 1999. The improvement was mainly due to a lower fixed cost base in the OPP films business resulting from the Swindon closure and the increased sales of higher value added products as well as increased volumes of the high intensity sweetener Sunett® in the food ingredients business. Lower special charges in 2000 also contributed favorably to the operating results.

       EBITDA excluding special charges for the Performance Products segment increased by €32 million to €74 million in 2000 from €42 million in 1999.

       Other Activities

       Net sales for Other Activities increased by 40% to €84 million in 2000 from €60 million in 1999. The increase was primarily due to the transfer of PBI and Vectran® from Acetate Products in 2000, which contributed €11 million during the second half of 2000. PBI and Vectran had net sales of €17 million in 1999.

       In special charges, Other Activities recorded a €28 million favorable adjustment in 2000 primarily associated with a restructuring reserve recorded in 1999. The reserve was adjusted due to the earlier than expected disposal of the lease obligations for former administrative facilities. Other Activities recorded €115 million of special charges in 1999, of which €52 million related to environmental and other costs associated with previously divested entities of Hoechst and €28 million represented demerger costs. The remainder relates to restructuring charges associated with the closure of an administrative facility in the U.S. and in Canada.

       The operating loss of Other Activities improved by €153 million to €21 million in 2000 compared to €174 million in 1999. The main reason for this improvement was the positive effect of lower special charges in 2000 as compared to 1999.

       EBITDA excluding special charges for Other Activities remained flat at a loss of €56 million in 2000 and 1999.

Summary of Consolidated Results – 2000 Compared with 1999

       Net Sales

       Net sales increased by 21% to €5,207 million in 2000 as compared to €4,318 million in 1999 primarily as a result of higher selling prices and favorable currency movements, which were slightly offset by lower volumes. Selling prices increased in all segments predominantly due to the higher cost of raw materials and a shift in product mix.

       Cost of Sales

       Cost of sales increased by 23% to €4,441 million in 2000 compared with €3,621 million in 1999. Cost of sales as a percentage of net sales increased to 85% in 2000 from 84% in 1999, reflecting higher raw material costs. Additionally, in order to be consistent with industry practice, €37 million of distribution costs incurred in 2000 were included in cost of sales. The comparable costs of €34 million were included in selling, general and administrative expenses in 1999.

       Selling, General and Administrative Expenses

       Selling, general and administrative expenses decreased by 1% to €567 million in 2000 from €570 million in 1999. Selling, general and administrative expenses as a percentage of sales decreased to 11% in 2000 from 13% in 1999. Selling, general and administrative expense was significantly reduced by cost reduction programs throughout the entire company. In addition, the aforementioned reclassification in 2000 of distribution costs to cost of sales resulted in a decrease of €34 million. Additionally, the receipt of a €17 million insurance settlement related to environmental claims contributed to the decrease. Partially offsetting these decreases were strategic measures such as our participation in major industry eBusiness platforms, which increased selling, general and administrative expenses by approximately €20 million in 2000. Additionally, selling, general and administrative expenses increased in 2000 due to the full year amortization relating to Celanese’s acquisition of the minority interest in Celanese Canada in the third quarter 1999 as well as the change in the remaining life of the 1987 Celanese merger goodwill from 27 to 20 years. Excluding the items noted above as well as currency effects, selling, general and administrative expenses decreased by approximately 4% in 2000 over the comparable period.

       Research and Development Expenses

       Research and development expenses increased by 19% to €94 million in 2000 from €79 million in 1999 largely due to currency effects. Research and development expenses as a percentage of sales remained flat at 2% for both 2000 and 1999.

       Special Charges

       In 2000, Celanese recorded special charges totaling €29 million, which consisted of €97 million of restructuring charges, €59 million of income for adjustments to restructuring reserves recorded in 1999, €9 million of costs for the relocation of production assets associated with restructuring initiatives and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24 to the Consolidated Financial Statements).

       The €97 million of restructuring charges included employee severance costs of €46 million and plant and office closure costs of €51 million. Employee severance costs of €33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of €35 million upon completion of these initiatives.

       The €59 million of income for adjustments to the 1999 restructuring reserves related to employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to the aforementioned modification of the plan in the Ticona segment. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposal of lease obligations for former administrative facilities (€28 million). As a result of the need for additional office space following the acquisition of the PVOH business, we cancelled previous plans to rationalize the U.S. chemical administration building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

       Special charges of €9 million consist of non-restructuring charges related to the relocation of the OPP Film production assets from Swindon, UK to Mantes-la-Ville, France (€6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (€3 million).

       In 1999, Celanese recorded special charges totaling €559 million. This amount consisted of non-restructuring special charges of €341 million relating primarily to the plumbing cases (€128 million; see Note 24 to the Consolidated Financial Statements), the U.S. antitrust actions in the sorbates industry (€75 million; see Note 24 to the Consolidated Financial Statements), asset impairments (€56 million), environmental and other costs associated with previously divested Hoechst entities (€52 million) and demerger costs (€28 million). The remaining amount of €218 million related to restructuring charges of which €116 million represented personnel severance costs and €102 million was associated with plant and office closures. The personnel severance costs were associated with the expected elimination of approximately 2,000 positions. Annual cost savings from all of the 1999 restructuring initiatives were estimated to be in excess of €130 million upon completion of these initiatives.

       Foreign Exchange Gain (Loss)

       Foreign exchange gain (loss) increased to a gain of €5 million in 2000 from a loss of €12 million in 1999. This change is primarily attributable to the appreciation of the U.S. dollar against the euro.

       Operating Profit (Loss)

       Operating profit was €83 million in 2000 compared to an operating loss in 1999 of €521 million. The main reason for this change was the reduction of special charges, which decreased from €559 million in 1999 to €29 million in 2000. Also contributing to the improvement in operating profit were favorable currency movements, cost reductions and improved pricing, which were partially offset by increased raw material costs.

       EBITDA excluding special charges totaled €500 million in 2000 compared to €377 million in 1999.

       Equity in Net Earnings of Affiliates

       Equity in net earnings of affiliates increased to €19 million in 2000 from €7 million in 1999. This increase was mainly attributable to increased earnings from Polyplastics, which benefited from increased sales from a new plant in Malaysia which began operations in early 2000.

       Interest Expense

       Interest expense decreased by 32% to €75 million in 2000 from €111 million in 1999, mainly as a result of lower net average debt outstanding during 2000 compared to 1999. The decrease was partially offset by an increase in average interest rates as well as the impact of the appreciation of the U.S. dollar against the euro, as the majority of Celanese’s debt is denominated in U.S. dollars.

       Interest and Other Income, Net

       Interest and other income, net increased to €112 million in 2000 from €33 million in 1999, mainly due to higher dividend income from our investments in China and Saudi Arabia, transaction gains on foreign currency financing and higher interest income.

       Income Taxes

       In 2000, Celanese recognized an income tax provision of €84 million as compared to a benefit of €83 million in 1999. The effective tax rate was 60% as compared to 14% in 1999. The effective tax rate in 2000 was affected by tax provisions for valuation adjustments recognized in 2000 related to prior year tax events (€64 million) and the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

       Minority Interests

       Earnings attributable to minority interests were €0 million in 2000 compared to income of €7 million in 1999. This decrease was principally attributable to the purchase of the minority interests in Celanese Canada.

       Extraordinary Item

       No extraordinary expense was incurred in 2000. Celanese incurred extraordinary expenses of €15 million in 1999 for early termination costs relating to the extinguishment of debt and the associated interest rate swaps.

       Net Earnings (Loss)

       As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by €265 million to net earnings of €58 million in 2000 from a net loss of €207 million in 1999.

Liquidity and Capital Resources

Cash Flows

       Net Cash Provided by Operating Activities

       Net cash provided by operating activities was €520 million, €58 million, and €183 million for the years ended December 31, 2001, 2000 and 1999, respectively.

       The increase in net cash provided by operating activities of €462 million in 2001 as compared to 2000 is primarily attributable to a decrease in the net cash outflow for special charges of €268 million and cash generated through a reduction in trade working capital of €306 million. The special charges of €530 million recorded in 2001 include €339 million of non-cash items and net cash items amounting to €191 million, of which approximately €50 million was paid out and approximately €50 million was received, both during 2001. Trade working capital was significantly reduced from €993 million at the end of 2000 to €687 million at the end of 2001, the lowest level since the demerger. Cash provided by operating activities was affected by weaker operating results and the funding of pension obligations in 2001.

       Net cash provided by operating activities decreased to €58 million in 2000 compared to €183 million in 1999. This decrease was primarily attributable to the net cash outflow of €369 million for the payment of liabilities recorded as special charges in 1999 and 2000 in addition to an increase in trade working capital, partially offset by stronger operating results in 2000.

       Net Cash Provided by (Used in) Investing Activities

       Net cash provided by (used in) investing activities was €(121) million, €(505) million, and €257 million for the years ended December 31, 2001, 2000 and 1999, respectively.

       The decrease in cash outflows of €384 million in 2001 is primarily a result of outflows relating to the PVOH (€359 million) and Axiva GmbH (€38 million) acquisitions in 2000 partially offset by lower proceeds from the disposal of discontinued operations in 2001. In 2001, capital expenditures of €231 million were partially offset by the receipt of proceeds of €58 million from the collection of a note related to the sale of a business divested in 1999 and other proceeds from the disposition of assets. In addition, net proceeds from the purchases and sales of marketable securities resulted in a net cash inflow of €50 million in 2001. (See Note 7 to the Consolidated Financial Statements)

       Capital expenditures on property, plant & equipment decreased slightly to €231 million in 2001, as compared to €235 million in 2000. Celanese achieved the financial target under its “Focus” program to limit capital expenditures so as not to exceed the 2000 level. Celanese made focused capital investments which included the on-going construction of the new GUR® plant at the Bishop, Texas facility and a major capacity expansion for Vectra® at Shelby, North Carolina. The Vectra expansion is needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

       Net cash used in investing activities amounted to €505 million in 2000 compared to a cash inflow of €257 million in 1999. The use of cash for acquisitions of the PVOH business and Axiva GmbH, as discussed above, was partially offset by net proceeds of €90 million from discontinued operations, which included the sale of the assets of Vinnolit Kunststoff GmbH, the Vintron GmbH business and the phosphorous and phosphorous derivatives business conducted by the Thermphos Group in 2000. In addition, net payments from the purchases and sales of marketable securities resulted in a net cash outflow of €7 million in 2000. Capital expenditures on property, plant & equipment decreased to €235 million in 2000, as compared to €262 million in 1999. This decrease was reflected in all segments, except for the Ticona segment.

       Net Cash Provided by (Used in) Financing Activities

       Net cash provided by (used in) financing activities was €(376) million, €77 million, and €(72) million for the years ended December 31, 2001, 2000 and 1999, respectively.

       The net cash used in financing activities in 2001 was primarily due to debt repayments aggregating €356 million in 2001 (see “Short-term and Long-term Borrowings”). In addition, Celanese paid a cash dividend of €20 million, €0.40 per share, in 2001.

       Net cash provided by financing activities increased to €77 million in 2000 from cash used in financing activities of €72 million in 1999. The main factor affecting cash provided by financing activities in 2000 was proceeds received from debt financing amounting to €271 million. By drawing on Celanese’s credit facilities and utilizing cash reserves, Celanese financed the PVOH and Axiva GmbH acquisitions as well as the payment of special charges. In 2000, Celanese also repurchased approximately 10% of its shares then outstanding.

Liquidity

       Cash generated from reducing trade working capital and from other operating activities in 2001 was primarily used to repay debt and to fund pension obligations. As a result, net current assets (defined as total current assets, less total current liabilities) were reduced to a net current liability position of €190 million in 2001 from a net current asset position of €294 million in 2000.

       Celanese’s primary sources of liquidity have been cash from operations as well as cash from long-term and short-term borrowings. As of December 31, 2001, we had €880 million of total debt, of which €267 million is due in 2002. We expect that our primary source of liquidity for 2002 will be cash generated from operations. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under “Short-term and Long-term Borrowings”). In addition, Celanese has in place a new asset securitization program which allows participating operating subsidiaries to sell up to $150 million of eligible U.S. trade receivables, through a special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. No sales of receivables under this program occurred in 2001. Celanese has no other similar arrangements with special purpose entities.

       Based on Celanese’s current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

       Celanese has fixed contractual cash obligations for future periods as follows:

Fixed Contractual Cash Obligations	Total	Less than 1 year	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Total Debt	880	267	168	203	242
of which Capital Lease Obligations	17	2	5	5	5
Operating Leases	373	50	90	74	159
Unconditional Purchase Obligations	2,682	272	420	369	1,621
Other Contractual Obligations	110	82	28	–	–

Fixed Contractual Cash Obligations	4,045	671	706	646	2,022

       Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements.

       Other Contractual Obligations includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 24 to the Consolidated Financial Statements.

       Celanese has contractual guarantees and commitments as follows:

		Expiration per period

Contractual Guarantees and Commitments	Total	Less than 1 year	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Guarantees	116	38	15	16	47
Standby Letters of Credit	110	110	–	–	–
Other Commercial Commitments	–	–	–	–	–

Contractual Guarantees and Commitments	226	148	15	16	47

       Celanese is secondarily liable for €85 million under a lease agreement pursuant to which it has assigned a direct obligation to a third-party interest. Additionally, Celanese has provided a guarantee on behalf of a former affiliate for a €31 million loan. Standby letters of credit of €110 million are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fails to perform in accordance with specified contractual obligations. These standby letters of credit have been guaranteed by Celanese AG. Celanese believes the likelihood is remote that material payments will be required under these agreements.

       Celanese has available sources of liquidity, net of amounts used, as follows:

			Expiration per period

Available Sources of Liquidity	Total		Less than 1 year	1–3 Years	4–5 Years	After 5 Years

	(in € millions)

Unused Lines of Credit	1,343	(1)	382	171	562	228
Asset Securitization Program	170		–	170	–	–

Available Sources of Liquidity	1,513		382	341	562	228

(1)	Total Lines of Credit are €1,656 million, of which €313 million were utilized at December 31, 2001 (€2 million for Less than 1 year; €113 million for 1-3 years, and €199 million for 4-5 years).

       In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although we cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.

Other Obligations	2001 Actual Spending (Receipts)		2002 Projected Spending

	(in € millions)

Environmental Matters	106		106
Pension and Other Benefits	259		170
Special Charges, net	132	(1)	160
Plumbing Actions and Sorbates Litigation, net	(52)		–	(2)

Other Obligations	445		436

(1)	Excludes insurance receipts relating to plumbing actions, which are included in “Plumbing Actions and Sorbates Litigation, net” below.
(2)	Payments associated with the sorbates litigation of €5 million for 2002 are included in “Fixed Contractual Cash Obligations” above. Remaining 2002 spending cannot be reasonably estimated.

Environmental Matters

       Celanese’s worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. superfund sites totaled €106 million, of which €8 million was for capital projects, in 2001 and €82 million, of which €8 million was for capital projects, in 2000. The increase in expenditures in 2001 is primarily due to settlements of environmental indemnification obligations with former Hoechst entities.

       It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2002, management believes that spending will continue at the current year level.

       Due to its industrial history, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Notes 5 and 25 to the Consolidated Financial Statements)

Pension and Other Benefits

       Celanese’s policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2001, Celanese made pension contributions of €186 million compared to €102 million in 2000. Celanese expects to make pension contributions of approximately €100 million in 2002. Actual contributions in 2002 and future years may vary based on a number of factors including prevailing interest rates and return on plan assets.

       Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to €73 million and €70 million in 2001 and 2000, respectively. Celanese expects spending to continue at comparable levels in 2002.

Special Charges

       The special charges of €530 million recorded in 2001 include €339 million of non-cash items and net cash items amounting to €191 million. During 2001, approximately €50 million was paid out and approximately €50 million was received (including €31 million relating to plumbing actions discussed below). For special charges recorded in 2001, Celanese expects cash outflows of approximately €160 million in 2002 and does not anticipate significant payments in periods beyond 2002.

Plumbing Actions and Sorbates Litigation

       Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2001, Celanese had litigation-related net cash inflows of approximately €52 million primarily in connection with the plumbing actions and sorbates litigation. At December 31, 2001, Celanese had reserves of €138 million for these matters. In addition, Celanese previously recorded receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters. Celanese received €104 million in 2001, including €31 million included in special charges related to these matters. See “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges.”

       While it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24 to the Consolidated Financial Statements)

       Capital Expenditures and Investments

       Celanese’s capital expenditures were €231 million for the year ended December 31, 2001. Capital expenditures consisted primarily of maintenance of business, capacity expansion, investments to reduce future operating costs and environmental, health and safety initiatives.

       Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2002 at levels comparable to 2001. At December 31, 2001, there were approximately €95 million of outstanding commitments related to capital projects, which is included within the fixed contractual cash obligations table above. Spending beyond 2002 cannot be predicted.

       Short-term and Long-term Borrowings

       Celanese’s total debt primarily consists of bank loans, notes with affiliates, commercial paper, term notes, and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to €880 million at December 31, 2001 from €1,165 million at December 31, 2000. Celanese used the cash generated from operations to repay bank loans and notes with affiliates. Celanese had a U.S. $700 million (€794 million) commercial paper program at December 31, 2001. As of December 31, 2001, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating €1,656 million at December 31, 2001; the aggregate unused part thereof amounted to €1,343 million, of which U.S. $335 million (€380 million) was available for use as credit back-up for Celanese’s commercial paper program. Celanese had outstanding letters of credit amounting to €110 million at December 31, 2001 and €171 million at December 31, 2000.

        Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of €240 million and €283 million at December 31, 2001 and 2000, respectively, are included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at comparable levels in 2002, depending on the level of liquidity of the non-consolidated affiliates.

       A number of Celanese’s bank loan agreements have ratio or credit rating covenants. At December 31, 2001, Celanese was in compliance with these covenants. Based on Celanese’s financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2001 is subject to repayment in the case of a significant downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

       Total Shareholders’ Equity

       Prior to the effective date of the demerger, combined equity represented Celanese’s historical equity in the businesses and activities which were demerged to form Celanese. (See Note 20 to the Consolidated Financial Statements)

       At December 31, 2001, shareholders’ equity amounted to €2,210 million, compared to €2,843 million at December 31, 2000. The decrease was primarily attributable to the current year net loss and dividends, which were offset by the positive impact of foreign currency translations. In addition, equity was reduced by €255 million associated with the recognition of an additional minimum liability adjustment for pensions due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. (See Note 19 to the Consolidated Financial Statements). The current year net loss and dividends contributed to a retained deficit of €313 million at December 31, 2001.

       At December 31, 2000, shareholders’ equity amounted to €2,843 million, compared to €2,866 million at December 31, 1999. The decrease was primarily attributable to the purchase of treasury stock, which was partially offset by the positive impact of foreign currency translations and earnings in 2000.

       Related to the impairment charges described in “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges” and following a valuation review under German GAAP, the Celanese AG parent company substantially lowered the carrying value of certain of its consolidated subsidiaries on its statutory books as of December 31, 2001. These charges did not affect Celanese’s consolidated results under U.S. GAAP. Under German law, dividends and share buy-backs can only be paid for out of distributable reserves or net income (on a parent company basis). The 2001 reserves were depleted by these charges. Lack of such reserves precludes Celanese from proposing a dividend to its shareholders for the year 2001. Share repurchases under the existing shareholder authorization will depend on whether Celanese anticipates that sufficient distributable reserves will be generated in 2002. Celanese does not currently plan to repurchase shares in 2002, but will continue to evaluate its options consistent with its overall financial priorities.

Market Risks

       Celanese is exposed to market risk through commercial and financial operations. Celanese’s market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which Celanese adopted on January 1, 2001. (See Note 3 to the Consolidated Financial Statements)

       Foreign Exchange Risk Management

       Celanese’s reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, South African rand, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese’s centralized hedging strategy states that foreign currency denominated receivables or liabilities booked by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese’s foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. During the year ended December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities therefore, there was no material net effect in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities during 2000. As a result, a net gain of approximately €30 million was recorded to interest and other income, net in 2000.

       A substantial portion of Celanese’s assets, liabilities, revenues and expenses is denominated in currencies other than the euro-zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese’s business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese’s sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased net sales by approximately 2% and 11% in 2001 and 2000, respectively. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 5% in 2001. Celanese’s exposure to transactional effects of variations in exchange rates is greatly reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

       Celanese’s policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year (See Note 23 to the Consolidated Financial Statements).

       Interest-Rate Risk Management

       Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s debt composition. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of €340 million and €344 million at December 31, 2001 and 2000, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of €6 million in 2001 and €1 million in 2000. As of December 31, 2001, Celanese’s interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

       Commodity Risk Management

       Celanese’s policy allows the purchase of up to 80% of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to price risk associated with energy costs and other chemical product. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50% of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized a loss of €2 million from natural gas swap contracts in 2001. There is no material impact on the balance sheet at December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of less than €1 million at December 31, 2001 is recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese’s consolidated statement of operations.

European Monetary Union

       On January 1, 1999, eleven member states of the European Union — Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain — introduced the euro as their common legal currency (European Monetary Union). Greece became the twelfth member of the European Monetary Union on January 1, 2001. Since the introduction, funds denominated in the currency of one participating member state were converted into the currency of another participating member state based on a fixed conversion rate. The euro was only available as deposit money until January 1, 2002, at which time the member states introduced euro bills and coins. By March 1, 2002, the euro was the sole legal tender for all member states participating in the European Monetary Union. The national currencies of those member states were withdrawn from circulation.

       Beginning January 1, 1999, Celanese adopted the euro as the currency in which it presents its financial statements. Every Celanese company has examined the risks of the euro for its businesses and markets. Celanese does not expect the euro to lead to short-term changes in business-specific cost structures or its market positions, although Celanese believes that the euro may contribute to the ongoing convergence of prices in Europe over the longer term.

       Celanese’s exposure to currency risk did not change materially as a result of the introduction of the euro. The impact of exchange rate changes of a non-euro currency such as the U.S. dollar, the British pound sterling or the Japanese yen versus the euro will continue to depend on the actual exposure at the time of the risk assessment.

Critical Accounting Policies and Issues

       Celanese believes the following selected accounting polices and issues are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 2 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese’s significant accounting policies.

       Recoverability of Long-Lived Assets

       Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, and equipment. At December 31, 2001, the carrying amount of our property, plant and equipment was €2,036 million. As discussed in Note 2 to the Consolidated Financial Statements, recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. At December 31, 2001, the carrying value of intangible assets, including goodwill, was €1,171 million. Intangible assets are evaluated for recovery based upon projected future cash flows.

       A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

       Restructuring and Special Charges

       Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

       Environmental Liabilities

       Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur.

       Realization of Deferred Tax Assets

       Total net deferred tax assets are €584 million at December 31, 2001. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexico net operating loss carryforwards, which may not be realizable. Based on Celanese’s historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2001.

New Accounting Standards

       In June 2001, the Financial Accounting Standards Boards (“FASB”) issued SFAS No. 141, Business Combinations. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. Celanese does not believe this statement will have a material effect on its financial statements.

       In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement provides that goodwill and some intangibles will no longer be amortized on a recurring basis. Goodwill and intangible assets with an indefinite life will be subject to an initial impairment test within six months of adoption of SFAS No. 142 and annually thereafter. The statement also requires disclosure of certain information about goodwill and other intangible assets subsequent to their acquisition. During 2001, total goodwill amortized was €85 million. Celanese is evaluating the impact of adopting this statement.

       In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement is effective on January 1, 2003, with earlier adoption permitted. Celanese is evaluating the impact of adopting this statement.

       In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes Accounting Principles Board Opinion (APB) No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective January 1, 2002, with earlier adoption encouraged. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

Outlook

       A deteriorating economic environment, highlighted by the downturn in the global telecommunications industry, the reduction of U.S. automotive production and global overcapacity in the chemical industry, marked the year 2001. At the same time raw material prices, which had reached historical highs earlier in the year, came down. With demand from downstream industries scaling back, prices began sliding, impacting our businesses.

       Following the economic downturn of 2001, our businesses are beginning the year 2002 in a challenging environment. The results of our restructuring actions and the implementation of company-wide initiatives in 2001 will enhance earnings, generate cash flows and strengthen our businesses significantly. Celanese is continuing to transform itself into a less cyclical, higher value-added company. To further enhance profitability and long-term value to its shareholders, Celanese continues its efforts to refocus its business portfolio and pursue opportunities as they arise in the market. Due to industry consolidation and intense competition, results in the Chemical Intermediates segment, will remain under pressure and it is likely that the segment’s earnings will be below that of 2001. We now anticipate low profitability in the first half of 2002 — at about the level of the second half of 2001.

       Forward-Looking Statements May Prove Inaccurate

       This report contains certain forward-looking statements and information relating to Celanese that are based on the beliefs of its management as well as assumptions made by and information currently available to Celanese. These statements include, but are not limited to, statements about Celanese’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to Celanese or its management, are intended to identify forward-looking statements. These statements reflect the current views of Celanese with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

       Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

  changes in general economic, business, political and regulatory conditions in the countries or regions in which Celanese operates the length and depth of product and industry business cycles particularly in the automotive, electrical, construction and textile industries changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal and electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases the ability to maintain plant utilization rates and to implement planned capacity additions and expansions the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants the existence of temporary industry surplus production capacity resulting from the integration and startup of new world-scale plants increased price competition and the introduction of competing products by other companies the ability to develop, introduce and market innovative products and applications, particularly in the Technical Polymers Ticona and Performance Products segments changes in the degree of patent and other legal protection afforded to Celanese’s products potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities potential liability for remedial actions under existing or future environmental regulations potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which Celanese operates changes in currency exchange rates and interest rates

  changes in the composition of Celanese and the successful completion of acquisitions, divestitures and joint venture activities various other factors, both referenced and not referenced in this Annual Report

       Many of these factors are macroeconomic in nature and are, therefore, beyond the control of Celanese’s management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the actual results, performance or achievements of Celanese may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Celanese does not intend, and does not assume any obligation, to update these forward-looking statements, which speak only as of their dates.

Item 6.    Directors, Senior Management and Employees

Directors and Senior Management

       The current members of the Celanese management board, their respective ages as of February 25, 2002 and their functions are as follows:

Claudio Sonder	Age:	59
	First Elected:	1999
	Function:	Chairman of the Celanese AG Management Board
	Supervisory Board
	Memberships/Directorships:	Dresdner Bank Lateinamerika AG, Companhia Suzano de Papele Celulose S.A., Brazil, Ibero- Amerika Verein e.V.

Perry W. Premdas	Age:	49
	First Elected:	1999
	Function:	Chief Financial Officer; Responsible for Acetate Products segment

Ernst Schadow	Age:	59
	First Elected:	1999
	Function:	Chief Technology Officer, Director of Personnel, Affiliates, Environmental Health and Safety Affairs
	Supervisory Board
	Memberships/Directorships:	Gerling-Konzern Allgemeine Versicherungs-AG, TÜV Süddeutschland Holding AG, Johann Wolfgang Goethe University Hospital

David N. Weidman	Age:	46
	First Elected:	2000
	Function:	Chief Operating Officer; Responsible for the Acetyl Products, Chemical Intermediates, and Technical Polymers Ticona segments

       Claudio Sonder  served on the Hoechst management board from 1996 until October 1999. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst’s Ticona business segment, which is now reported by Celanese under the Technical Polymers Ticona segment, and its Celanese business segment, which is now largely reported by Celanese under the Acetyl Products, Chemical Intermediates and Acetate Products segments. Mr. Sonder worked with Hoechst’s industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst’s Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994.

       Perry W. Premdas  was senior executive vice president and chief financial officer of Centeon LLC, Hoechst’s blood plasma protein joint venture with Rhône-Poulenc, from 1997 to 1998. From January 1, 1999 until the demerger, he was on a special assignment at Hoechst relating to the demerger. In his 25 years with Celanese, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation’s Printing Products Division from 1992 to 1995.

       Dr. Ernst Schadow  was a member of Hoechst’s management board from 1988 until the demerger, serving as director of personnel and having responsibility for environmental health and safety affairs, Aventis Research & Technology, Messer, Uhde, Wacker and the InfraServ companies in Germany. From 1985 to 1988, he was head of Hoechst’s Chemicals Division. In his 26 years with Hoechst, he also held positions in corporate planning for Hoechst and in production and technology for Hoechst’s Chemicals Division.

       David N. Weidman  became Celanese AG’s chief operating officer on January 1, 2002. He joined Celanese as the chief executive officer of Celanese Chemicals on September 1, 2000. Before joining Celanese, he was a member of Honeywell/Allied Signal’s corporate executive council and the president of its performance polymers business since 1998. Mr. Weidman joined Allied Signal in 1994 as vice president and general manager of performance additives and became president and general manager of fluorine products in 1995. Mr. Weidman began his career in the chemical industry with American Cyanamid in 1980. He served as vice president and general manager of the fibers division from 1990 to 1994, as vice president and general manager of Cyanamid Canada from 1989 to 1990, and as managing director of Cyanamid Nordiska in Stockholm, Sweden from 1987 to 1989.

       The incumbent members of the supervisory board of Celanese, their respective ages as of February 25, 2002 and their principal occupations are as follows:

Günter Metz	Age:	66
Chairman	First Elected:	1999
	Principal Occupation:	Former deputy chairman of the supervisory board of Hoechst AG
	Supervisory Board
	Memberships/Directorships:	Aventis S.A., Schenker AG, Zürich Agrippina AG

Reiner Nause*	Age:	56
Deputy Chairman	First Elected:	1999
	Principal Occupation:	Technician, Chairman of the central workers’council of Celanese Chemicals Europe GmbH, Chairman of the Celanese AG Group Workers’ Council

Hanswilhelm Bach*	Age:	54
	First Elected:	1999
	Principal Occupation:	Graduate chemist

Hans-Jürgen Brinkmann*	Age:	47
	First Elected:	2002
	Principal Occupation:	Maintenance mechanic, Member of the Workers’ Council of Celanese Chemicals Europe GmbH, Ruhrchemieplant, Member of the Board of IG BCE, Duisburg

Khaled Saleh Buhamrah	Age:	57
	First Elected:	1999
	Principal Occupation:	Former chairman and managing director of Petrochemical Industries Company, Kuwait†
	Supervisory Board
	Memberships/Directorships:	Kuwait Petroleum Corporation

Armin Droth*	Age:	47
	First Elected:	2000
	Principal Occupation:	Electrical Engineer, representative of the German association of management and professional staff (Verband angestellter Akademiker), member of the workers’ council of Celanese Chemicals Europe GmbH, Frankfurt Site

Alan R. Hirsig	Age:	62
	First Elected:	1999
	Principal Occupation:	Former president and chief executive officer of ARCO Chemical Company, United States
	Supervisory Board
	Memberships/Directorships:	Checkpoint Systems Inc., Hercules Inc., Philadelphia Suburban Corporation

*	Representative of the employees
†	Mr. Buhamrah was chairman and managing director of Petrochemical Industries Company until September 1, 2001.

Joannes C. M. Hovers	Age:	58
	First Elected:	1999
	Principal Occupation:	Former chief executive officer of Océ N.V., the Netherlands
	Supervisory Board
	Memberships/Directorships:	GTI N.V., GVB N.V., Koninklijke Grolsch N.V., Kusters Engineering B.V., Mignos en De Block N.V., MPE Group N.V., De Nederlandsche Bank N.V., Randstad Holding N.V., Schils N.V.,Tilburg University (KUB)

Ralf Sikorski*	Age:	40
	First Elected:	1999
	Principal Occupation:	Labor Union Secretary, Deputy Regional Head of IG BCE, Hesse/Thuringia

Alfons Titzrath	Age:	70
	First Elected:	1999
	Principal Occupation:	Member of the supervisory board of Dresdner Bank AG, Germany
	Supervisory Board
	Memberships/Directorships:	Allianz AG (Deputy Chairman), Deutsche Lufthansa AG, Münchener Rückversicherungs-Gesellschaft AG, RWE Aktiengesellschaft,VAW aluminium AG

Kendrick R. Wilson III	Age:	55
	First Elected:	1999
	Principal Occupation:	Managing director, Goldman, Sachs & Co., United States
	Supervisory Board
	Memberships/Directorships:	Anthracite Capital Corp. LLC, American Marine Holdings Corp.

Werner Zwoboda*	Age:	60
	First Elected:	1999
	Principal Occupation:	Mechanic, Chairman of the central workers’ council of Ticona GmbH, member of the Group Workers’ Council of Celanese AG

*	Representative of the employees

Compensation of Directors and Officers

Supervisory Board

       Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for 2001, amounted to €61,300 for the Chairman, €46,000 for the Deputy Chairman and €30,700 for all other members of the Celanese supervisory board. To the extent that on the due date Celanese has shares of its own that it may use for this purpose, half of these fixed annual amounts are paid in Celanese ordinary shares with the remainder paid in cash. In addition, for each Celanese supervisory board meeting, members receive a meeting fee of €3,000 for the Chairman, €2,250 for the Deputy Chairman and €1,500 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to €3,000 for the chairman of the committee and €1,500 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts. They also participate in a stock appreciation rights plan, the broad terms of which are similar to the long-term incentive plans described below. For 2001, the aggregate compensation of the members of the supervisory board amounted to approximately €0.6 million. According to German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board was approved at the May 10, 2000 annual general meeting of shareholders and remains in effect on the date of this Annual Report.

Management Board

       The aggregate amount of compensation paid during 2001 to the members of the Celanese management board was approximately €5 million. The aggregate amount accrued by Celanese during 2001 to provide pension, retirement and similar benefits for the members of the management board was €5 million.

Board Service Agreements

       Celanese AG has entered into service agreements with members of the management board. These agreements establish the following four principal elements of compensation:

  BASE SALARY: Base salary is established based on a comparative analysis of base salaries paid within a selected peer group of international companies.

  ANNUAL BONUS: The bonus is based on Celanese’s EBITDA, excluding special charges, the operating results of the relevant business unit and the personal performance of the participating executive. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved. In 2001, such bonus payments could account for up to 80 percent of the executive’s base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

  LONG-TERM INCENTIVE PLANS: The long-term incentive plans are stock appreciation rights plans which are based on the appreciation of Celanese AG ordinary shares and further described under Incentive Plans below. In 1999, Celanese AG granted management board members as a group 459,000* stock appreciation rights at a base price of €16.37 per share. In 2001 Celanese granted management board members as a group 414,000 stock appreciation rights at a base price of €19.56 per share.

  EQUITY PARTICIPATION PLAN: All management board members have committed to take part in the equity participation plan, a stock appreciation rights plan further described under Incentive Plans below. Under this plan a defined amount of money must be invested in Celanese shares over a one to two year period. Each management board member must hold his shares as long as he is a member of the management board. The management board as a group received 325,000 stock appreciation rights under this plan.

       In accordance with German practice and the terms of their employment, members of Celanese’s management board are entitled to severance payments if Celanese terminates their employment before they are entitled to receive retirement or pension benefits, or if they are entitled under German law to terminate their employment with Celanese for good reasons. In either case, the severance payment is based on a multiple of one to two times the member’s annual compensation, including salary, bonus payments for the current year, and the current value of stock appreciation rights and stock options. The multiple declines as the member nears retirement age.

       If the termination of a member of Celanese’s management board occurs due to a change in control of Celanese, the member may be entitled to a change in control payment, depending on the conditions of his termination. Such change in control payments are based on a multiple up to four times the member’s annual cash compensation, based on a five year average base salary and bonus payment. The multiple declines as the member nears retirement age.

       Members of Celanese’s supervisory board are not entitled to severance nor to change in control payments.

Incentive Plans

       An important component of Celanese’s compensation programs is to provide additional encouragement for attaining Celanese’s annual as well as longer-term objectives. These incentive plans are designed to attract, retain and motivate executives and staff committed to achieving performance-related targets that enhance in a sustainable manner the value of an investment in Celanese shares.

*	This amount includes stock appreciation rights granted to one management board member who retired as of September 1, 2000 and who exercised his stock appreciation rights at the time of his retirement.

       Employees participate in the benefits of achieving financial and business performance targets through annual incentive plans. The Celanese management board approved two stock appreciation rights plans in 1999, one being an equity participation plan and the other being a long-term incentive plan, both of which took effect on October 25, 1999. In January 2001, the Celanese management board approved a second similar long-term incentive plan which took effect on January 15, 2001. Under all three plans, grants were made for only a limited period of time.

       In 1999, the Celanese management board and executives of Celanese worldwide (totaling approximately 1,500 employees) were eligible to participate in the equity participation plan, which gives the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants were required to invest over a one or two year period a defined amount of money in Celanese shares. The number of stock appreciation rights to be granted is defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore, potentially entitling participants to receive 2.6 million stock appreciation rights. 2.5 million of these stock appreciation rights were granted during 1999 and 0.1 million were granted during 2001.

       Celanese management board members and senior executives worldwide participate in two long-term incentive plans, which give the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plans are identical to the equity participation plan, except that they do not require an investment in Celanese shares by the participants. The base price under the 1999 long-term incentive plan as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and was set at €16.37 per share. At October 25, 1999, approximately 2.5 million stock appreciation rights were awarded to 168 employees. The base price under the 2000 long-term incentive plan was based on the average prices for the 20 trading days of Celanese ordinary shares immediately preceding January 15, 2001 and was set at €19.56 per share. At January 15, 2001, approximately 2 million stock appreciation rights were awarded to 170 employees.

       Under all three plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese. Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to certain limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese’s peer group companies as defined by Celanese’s management board*. Celanese offset its exposure under the 1999 plans by purchasing call options covering Celanese shares, and then exercising these options for shares as part of its share buy-back program. During 2001, Celanese purchased one million call options to cover its financial exposure under the 2000 long-term incentive plan. As of the date of this Annual Report, Celanese has not exercised any of the call options purchased during 2001. See “Item 5. Operating and Financial Review and Prospects – Market Risk,” “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and for additional information related to incentive plans, see Note 21 to the Consolidated Financial Statements.

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

*	The peer group currently consists of Dow, DSM, Eastman, Georgia Gulf Corp. (Solutia, Inc. is substituted for Georgia Gulf Corp. in the peer group for the 2000 long-term incentive plan), ICI, Lyondell Chemical Co., Methanex, Millennium and Rhodia.

Management Board

       The Celanese management board currently consists of four members who were appointed by the Celanese supervisory board. Three members were appointed on September 1, 1999 with immediate effect for a period of three years commencing upon the effectiveness of the demerger. Mr. Weidman was appointed on September 1, 2000, with immediate effect for a period of three years. The terms of all members of the management board will expire in 2002, except for that of Mr. Weidman whose term will expire in 2003.

       The members of the Celanese management board may be appointed by the Celanese supervisory board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more five year terms. Under some circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of the votes cast at a shareholders’ meeting, a member of the Celanese management board may be removed by the Celanese supervisory board prior to the expiration of such term of office. A member of the Celanese management board may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and Celanese.

       Celanese management board decisions are made by a simple majority vote. In the event of a tie vote, the Chairman of the Celanese management board has the deciding vote.

       Under the Articles of Association (Satzung) of Celanese, any two members of the Celanese management board or any member of the Celanese management board together with the holder of a special power of attorney (Prokurist) granted by the Celanese management board, may represent Celanese. The Celanese management board must report regularly to the Celanese supervisory board, in particular, on proposed business policy and strategy, profitability and on the current business of Celanese as well as on any exceptional matters which may arise from time to time.

       For information on service contracts between Celanese and the members of its management board, see “Compensation of Directors and Officers”.

Supervisory Board

       Celanese has approximately 3,800 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-Determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board consists of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employees must be employees of Celanese, whereas the remaining two must be union representatives. Blue collar (Arbeiter) and white-collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.

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

       The term of a Celanese supervisory board member ordinarily expires at the end of the general meeting of shareholders in which the shareholders discharge the Celanese supervisory board member for the fourth fiscal year following the year in which such member was elected. Supervisory board members may be re-elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at shareholder meetings. For further information on supervisory board remuneration, see “Compensation of Directors and Officers”.

       At the constituent meeting of the supervisory board of Celanese on September 1, 1999, Dr. Günter Metz was elected Chairman of the Celanese supervisory board. Additional shareholder representatives appointed to the Celanese supervisory board were: Khaled Saleh Buhamrah, Alan R. Hirsig, Dr. Joannes C.M. Hovers, Dr. Alfons Titzrath, and Kendrick R. Wilson III. The business address of the members of the Celanese supervisory board is the business address of Celanese AG.

       The composition of the Celanese supervisory board under the German Co-Determination Law was confirmed in a special status proceeding (Statusverfahren) according to Section 97 of the German Stock Corporation Act. Furthermore, the employee representatives were initially appointed to the Celanese supervisory board under Section 104 of the German Stock Corporation Act by the local court in Frankfurt for an interim period until Celanese’s employees in Germany elected new representatives in accordance with the provisions of the German Co-determination Act. These elections were held in May 2000. Employees of Celanese outside Germany are not entitled to participate in these elections. Reiner Nause was elected Deputy Chairman of the supervisory board at the meeting of the supervisory board of Celanese on December 14, 1999.

       The Supervisory Board maintains the following standing committees:

       Finance and Audit Committee.  In order to prepare the resolutions of the supervisory board on these issues, the finance and audit committee reviews in advance the annual financial statements, the consolidated annual financial statements, the management report, the consolidated management report and the proposals to be made to the annual general shareholders’ meeting for the appropriation of the Company’s profit and for the election of the external auditors. The finance and audit committee also assesses the processes relating to the Company’s risk management and internal control systems, oversees financial reporting processes and accounting practices and evaluates the internal and external audit processes and plans. During 2001, the members of the finance and audit committee were: Alfons Titzrath (Chairman), Hanswilhelm Bach, Gerd Decker, Günter Metz, and Kendrick R. Wilson, III. Mr. Decker resigned his membership on December 31, 2001 and was replaced by Hans-Jürgen Brinkmann in January 2002. The finance and audit committee met twice during 2001.

       Personnel and Compensation Committee.  The task of the personnel and compensation committee is to prepare resolutions of the supervisory board on personnel matters. In addition to that, the personnel and compensation committee approves the adoption, amendment and termination of service agreements with the members of the management board, as well as any dealings or proceedings between them and the Company. The personnel and compensation committee also approves contracts and acts of members of the management and supervisory boards which, according to German law, require the approval of the supervisory board. Members of the personnel and compensation committee are: Günter Metz (Chairman), Alan Hirsig, and Reiner Nause. The personnel and compensation committee met three times during 2001.

       Strategy Committee.  The strategy committee reviews the strategy for Celanese presented to it by the management board. It keeps itself informed about developments and tendencies in the industries in which Celanese is active. Members of the strategy committee are: Alan Hirsig (Chairman), Khaled Buhamrah, Joannes Hovers, Günter Metz, Reiner Nause, Ralf Sikorski and Werner Zwoboda. The strategy committee met once during 2001.

Employees

       As of December 31, 2001, Celanese had approximately 11,800 employees worldwide compared to 13,200 as of December 31, 2000. This represents a decrease of 11 percent. Of the decrease, approximately 500 employees related to Celanese’s “Focus” and “Forward” initiatives. See “Item 4. Information on the Company – Strategy.” At year-end, Celanese had about 6,900 employees in North America, 4,400 employees in Europe, 200 employees in Asia and 300 employees in the rest of the world. The following table sets forth the number of employees on a continuing basis as of December 31, 2001, 2000, and 1999.

	Employees as of December 31,

	2001	2000	1999

North America	6,900	8,350	9,700
thereof USA	5,200	5,700	6,300
thereof Canada	600	650	1,000
thereof Mexico	1,100	2,000	2,400
Europe	4,400	4,500	4,900
thereof Germany	3,800	3,900	3,900
Asia	200	170	140
Rest of World	300	180	160

Total Celanese Employees	11,800	13,200	14,900

       Many of Celanese’s employees are unionized, particularly in Germany, Canada, Mexico, Brazil, Belgium and France. However, in the United States, less than one quarter of Celanese’s employees are unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as worker’s councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year, while in the United States a three year term for collective bargaining agreements is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

Share Ownership

       During 2001, 8,536 shares were issued to members of Celanese’s supervisory board as a part of their annual compensation. See “Item 6. Directors, Senior Management & Employees – Compensation.”

       As of February 25, 2002, members of the supervisory and management boards of Celanese as a group owned 136,549 Celanese Ordinary Shares. This represented approximately 0.27 percent of all outstanding shares.

       As part of its value based management approach, Celanese supports employee stock ownership. Celanese has therefore instituted a number of employee stock purchase plans for employees who are not eligible to participate in the stock appreciation rights plans mentioned above. Under these employee stock purchase plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese, based on the amount invested. Most United States employees also have the option of making their investment directly through a broker or through the Company Stock Fund which was established in April 2000 as a part of the Celanese Americas Retirement Savings Plan. The Company Stock Fund invests primarily in Celanese Ordinary Shares. As of December 31, 2001, approximately 3,200 employees had purchased a total of approximately 610,000 shares under these stock purchase plans. See also “Incentive Plans” and Note 21 to the Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

       The capital stock of Celanese consists of ordinary shares, no par value (Stückaktien), which are issued in registered form.

       Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange in the European Union must notify the company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of a company’s outstanding voting rights.

       In addition, the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which became effective on January 1, 2002, implemented an additional threshold at 30 percent of the voting rights of the company. Pursuant to the Takeover Act, a person who directly or indirectly obtains control over a listed company must promptly publish this fact and must within four weeks following publication submit a mandatory public offer for the remaining outstanding shares. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company.

       The table below sets forth, as of February 25, 2002, the number of Celanese ordinary shares held by holders of more than 5 percent of Celanese ordinary shares and their percentage ownership based on 50,334,891 Celanese ordinary shares outstanding as of December 31, 2001:

Identity of Person or Group	Shares Owned	Percent

Kuwait Petroleum Corporation (“KPC”)	14,400,000	28.6%
FMR Corporation*	3,566,660	7.1%
First Pacific Advisors, Inc.†	3,192,050	6.3%

       As of February 25, 2002, Celanese had approximately 110,000 shareholders. Approximately 6,000 of these shareholders were U.S. holders. Based on the share register, approximately 27 percent of Celanese ordinary shares were held by U.S. holders as of that date.

       Celanese has been informed that KPC, which is controlled by the Government of Kuwait, had direct shareholdings representing approximately 28.6 percent of the outstanding Celanese shares as of February 20, 2001. Celanese is not aware of any voting agreements or other agreements of any kind between KPC and any of Celanese’s other shareholders. There is one KPC representative serving as a shareholder representative on the supervisory board; however, KPC does not have the voting power to ensure the election of its representative to the supervisory board. KPC may have the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75 percent of the votes cast or, as the case may be, 75 percent of the share capital represented at the meeting. See “Item 6. Directors, Senior Management and Employees.”

*	FMR Corporation’s Schedule 13G filed with the Commission on February 19, 2002 states that it beneficially owns 3,566,660 Celanese Ordinary Shares, which corresponds to an ownership percentage of 6.165 percent. However, 3,566,660 shares correspond to 7.1 percent of the 50,334,891 issued and outstanding shares of Celanese AG. The Celanese shares are beneficially owned through subsidiaries of FMR Corporation as follows: 3,218,100 shares by Fidelity Management & Research Company, 12,150 shares by Fidelity Management Trust Company, and 336,410 shares by Fidelity International Limited. FMR Corporation and/or its subsidiaries hold sole voting power over 338,560 shares and sole dispositive power over 3,566,660 shares of Celanese AG. FMR Corporation and Fidelity International Limited are of the view that they are not acting as a group for purposes of Section 13(d) under the Securities and Exchange Act of 1934 (the 1934 Act) and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act.
†	According to First Pacific Advisors, Inc.’s Schedule 13G filed with the Commission on February 14, 2002, First Pacific holds shared voting power over 1,588,350 shares and shared dispositive power over 3,192,050 shares of Celanese AG.

Related Party Transactions

       As part of Celanese’s cash management strategy, short-term borrowings are made with affiliates. These balances were €240 million and €283 million at December 31, 2001 and 2000, respectively. As of February 25, 2002, short-term borrowings from affiliates were €277 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average interest rates on these borrowings were 3.46 percent and 4.8 percent in 2001 and 2000, respectively.

       Celanese has not entered into any material transactions in the last three years in which any shareholder or member of its management or supervisory boards, or any associate of any shareholder or member of its management or supervisory boards has or had any interest. No shareholder or member of its management or supervisory boards or associate of any shareholder or member of its management or supervisory boards is or was during the last three years indebted to Celanese. However, Dresdner Bank Aktiengesellschaft and Goldman, Sachs & Co. and their subsidiaries provided various financial and investment advisory services to Celanese in 2001, for which they were paid reasonable and customary fees. Alfons Titzrath, Chairman of the Supervisory Board of Dresdner Bank, and Kendrick R. Wilson, III, Managing Director, Financial Institutions Group of Goldman Sachs, have each been appointed to Celanese AG’s Supervisory Board as a shareholder representative.

Item 8.    Financial Information

       See “Item 18. Financial Statements” and pages F-1 through F-48 for Consolidated Financial Statements and Other Financial Information.

Export Sales

       In 2001, approximately €427 million or 20 percent of all U.S. sales and approximately €927 million or 60 percent of all German sales were export sales.

Legal Proceedings

       Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment.

       Plumbing Actions

       CNA Holdings, Inc., a Delaware corporation (“CNA Holdings”), along with Shell, DuPont and others, have been the defendants in a series of lawsuits alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona’s acetal copolymer in similar applications, CNA Holdings does not believe Ticona’s acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings’ exposure may be limited by invocation of the statute of limitations since Ticona ceased selling the acetal copolymer for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

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

  The Ninth Judicial Circuit Court of Common Pleas of South Carolina, Charleston County;

  The Territorial Court of the Virgin Islands, St. Croix Division;

  The Supreme Court of British Columbia, Canada;

  The Superior Court, Province of Quebec, Canada;

  The Ontario Canada Court, General Division; and

  The U.S. District Court of the Eastern District of Texas, Texarkana Division.

       Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001.

       The United States District Court for the District of New Jersey denied class certification of a putative class action of insurance companies with respect to subrogation claims in April 2000 and the plaintiffs’ appeal to the Third Circuit Court of Appeals was denied in July 2000. The case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company) with respect to its subrogation claims that was pending in the Superior Court of New Jersey, Camden has been settled for a minimal amount and was dismissed by the court.

       A putative class action pending in the Circuit Court of the Fifth Judicial Circuit, Florida, Marion County was denied certification, but remains pending on individual actions.

       In order to reduce litigation expenses and to provide relief to qualifying homeowners, in November 1995, CNA Holdings, DuPont and Shell entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for specified leak damage. Furthermore, the three companies have agreed to fund these replacements and reimbursements up to U.S. $950 million. There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings.

       In 1995, CNA Holdings and Shell settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with terms similar to those of the national class action settlement.

       In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure led to a partial declaratory judgment in CNA Holdings’ favor. As a result, settlements have been reached with a majority of CNA Holdings’ insurers specifying their responsibility for these claims. However, in January 2000, CNA filed a motion in Superior State Court in Wilmington, Delaware to set a trial date with respect to this lawsuit against one insurer, asserting that the settlement is void because the insurer refused to make the required “coverage in place” payments to CNA. The court is still considering this motion.

       Management believes that the plumbing actions are provided for in the Consolidated Financial Statements and that they will not have a material adverse effect on the financial position of Celanese. However, if Celanese were to incur an additional charge for this matter, such a charge may have a material adverse effect on the results of operations or cash flows in any given accounting period. No assurance can be given that Celanese’s litigation reserves will be adequate or that Celanese will fully recover claims under its insurance policies.

       Sorbates Antitrust Actions

       In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH (“Nutrinova GmbH”), then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal Government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Federal Government agreed to recommend that the U.S. District Court fine Hoechst €31 million, payable over five years. Hoechst also agreed to cooperate with the U.S. Federal Government’s investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea in June 1999 and imposed a penalty as recommended in the plea agreement.

       In addition, the following civil antitrust actions seeking monetary damages and other relief for alleged conduct involving the sorbates industry have been filed naming Nutrinova and other Hoechst and Celanese subsidiaries as defendants.

  Seven separate actions involving plaintiffs who purchased sorbates directly from manufacturers, their subsidiaries, and their agents in the United States from 1979 through 1997 were filed in the United States District Court for the Northern District of California, and were consolidated into one single action in June 1999. On March 9, 2000, Hoechst AG, Nutrinova, Inc., Nutrinova GmbH, CNA Holdings, and other defendants entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst AG and the named Celanese subsidiaries paid approximately €21 million, approximately €6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to exclude themselves from the class settlement. This settlement has been approved by the court and the class claims against Hoechst and Nutrinova have been dismissed.

  Civil suits against Hoechst are pending in the Superior Courts of Quebec, and Ontario, seeking approximately CAD $1 – 2 million from Hoechst and other defendants to compensate classes of consumers in Quebec and Ontario. On November 9, 2001, Hoechst entered into a settlement agreement settling claims on behalf of all Canadian consumers, subject to various courts’ approval, for a payment of CAD $1,320,000.

  In addition, Hoechst and Nutrinova entered into several settlement agreements relating to actions relating to indirect purchasers of sorbates that were pending in Tennessee, Wisconsin, New Mexico. Kansas and eleven other states. Pursuant to these settlement agreements, all of which have been approved by the various courts, Hoechst and Nutrinova paid a total of U.S. $6 million. Five companies who opted out of the Kansas class have sued Hoechst and Nutrinova and seek recovery of the full purchase price of products containing sorbates. That action is still pending in federal court in Kansas.

       Although the outcome of the foregoing proceedings and claims cannot be predicted with certainty, Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese’s financial position, but may have a material adverse effect on the results of operations or cash flows in any given period. In the Demerger Agreement, Hoechst agreed to pay 80 percent of liabilities that may arise from the government investigation and the civil antitrust actions related to the sorbates industry.

       Acetic Acid Patent Infringement Matters

       On February 7, 2001, Celanese filed a private criminal action for patent infringement against certain employees of China Petrochemical Development Corporation, or CPDC, in the Taiwan Kaohsiung District Court. Celanese is alleging that CPDC’s employees infringed its ROC Patent No. 27572 covering the manufacture of acetic acid. On February 16, 2001, Celanese filed a Supplementary Civil Brief in the same court alleging damages against CPDC in the amount of about U.S. $450 million based on a period of infringement of 10 years, 1991 – 2000, and based on CPDC’s own data and as reported to the Taiwanese securities and exchange commission. The Celanese ROC patent was held valid by the Taiwanese Patent Office (IPO) on March 8, 2001, after 14 months of legal proceedings before the IPO based on two cancellation actions by CPDC. In view of the recent changes in the Taiwanese patent laws, the supplementary civil action has been converted into an independent civil action and the amount of damages has been reassessed at U.S. $35 million. This action is still pending.

       In September 1999 Celanese sued Millennium Chemicals, Inc. in the Federal District Court in Houston, Texas for infringement of its “low water” acetic acid process patent. In August 2001, the judge ruled in Celanese’s favor on a “Markman” hearing, in which the judge construed the claim language as a matter of law. The trial date has been set for July 2002.

Dividend Policy

       The payment and amount of any dividends depends on Celanese’s current and future earnings, cash flow, financial condition and other factors. Dividends are subject to recommendation by the Celanese supervisory and management boards and the approval of the shareholders at Celanese’s annual general meeting. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, as adopted and approved by resolutions of the Celanese management board and the Celanese supervisory board, not from the consolidated profits of Celanese.

       Holders of record of Celanese AG ordinary shares on the date of the general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Deutsche Bank AG as paying agent. In Germany, the payment will be made to the holder’s depot bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder’s account. For purposes of distribution in the United States, the dividend will be paid to Mellon Investor Services as U.S. transfer agent. For shareholders in the United States, the payment will be converted from euro into U.S. dollars. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See “Item 3. Key Information – Exchange Rate Information.”

       At Celanese’s annual general meeting of shareholders held on May 9, 2001, shareholders approved the management and supervisory boards’ proposal to declare a dividend of €0.40 per share, payable as of May 10, 2001. Due to the reduction in the unappropriated retained earnings of the unconsolidated financial statements of Celanese AG as a result of impairment charges taken in 2001, the management and supervisory boards of Celanese will not be able to propose the declaration of a dividend for the year 2001 at the annual general meeting on May 15, 2002. There can be no assurance as to the payment of dividends or their particular amounts in future years. The management of Celanese has indicated that in determining the dividend policy of Celanese, it will consider what portion of the cash flow generated by Celanese should be paid as dividends and what portion should be used in other ways to enhance shareholder value, such as through share repurchases, reduction of debt or capital investments. See “Item 5. Operating and Financial Review and Prospects.”

Significant Changes

       On February 21, 2002, Celanese sold received approval from the German merger control authorities to sell its interest in InfraServ GmbH & Co. Deponie Knapsack KG, or Deponie, to Trienekens AG, a company active in all areas of waste management and majority owned by RWE AG, one of Germany’s biggest utility companies. The sale is scheduled to close in March 2002. Deponie’s financial assets, including statutory cash reserves of €58 million, required to be held in reserve by the German authorities to support for landfill and land reclamation activities, receivables, as well as all of Deponie’s liabilities (including those corresponding to the cash reserves) will be transferred to the buyer upon closing of the sale. Celanese expects to record a book gain of approximately €6 million relating to this sale.

       On March 5, 2002, Celanese signed a letter of intent with Degussa AG to set up a 50-50 joint venture for oxo products. Under the terms of the letter of intent, Celanese plans to contribute its European oxo activities and Degussa its Oxeno subsidiary’s propylene-based oxo business to the joint venture. The transaction is subject to the completion of negotiations, satisfaction of conditions and clearance by the relevant merger control authorities, and no assurance can be given that the transaction will be consummated on the terms outlined in the letters of intent or will occur at all.

Item 9.    The Offer and Listing

Nature of Trading Market

       In connection with the demerger, the Celanese shares were listed on the Frankfurt Stock Exchange and on the New York Stock Exchange. Since the Celanese shares are in registered form, they were listed directly on the New York Stock Exchange without the creation of a depositary receipt facility. The Celanese shares trade on the New York Stock Exchange under the symbol “CZ” and on the Frankfurt Stock Exchange under the symbol “CZZ”, under the German securities code number (Wertpapierkennnummer) 575 300 and under the International Securities Identification Number DE 0005753008.

       The transfer agents for Celanese ordinary shares are registrar services GmbH in Germany (the “Transfer Agent”) and Mellon Investor Services in the United States (the “U.S. Transfer Agent”).

Trading on the Frankfurt Stock Exchange

       The Frankfurt Stock Exchange, which is operated by Deutsche Börse AG (“Deutsche Börse”), is the most significant of the eight German stock exchanges and accounted for approximately 96 percent of the turnover in exchange-traded shares in Germany in 2001. As of December 31, 2001, the equity securities of 5,777 corporations, including 4,865 foreign corporations, were traded on the Frankfurt Stock Exchange.

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

       A computerized trading system known as Xetra is operated by Deutsche Börse. Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 8:00 p.m., Central European Time, on each business day. Celanese shares are traded through the Xetra system.

       Transactions on the Frankfurt Stock Exchange, including transactions through the Xetra system, are settled on the second business day following the trade. Transactions off the Frankfurt Stock Exchange, such as large trades or trades with a non-German party, are generally also settled on the second business day following the trade, although a different period may be agreed to by the parties. Under the German banks’ standard terms and conditions for securities transactions, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.

       A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or if a suspension is deemed to be necessary in order to protect the public. Trading activities on the German stock exchanges are monitored by the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel), the respective German state stock exchange supervisory authorities and the respective supervisory authorities for securities trading at the individual stock exchanges.

       Celanese shares have been included in the M-DAX index since March 20, 2000. The M-DAX is a continuously updated performance index of the lower 70 of the top 100 German highly capitalized companies. The shares included in the M-DAX are, in principle, selected on the basis of their stock exchange turnover and their market capitalization. At present, the relative weight of the shares included in the M-DAX is determined based on market capitalization; in June 2002, the M-DAX will switch to a free float-weighted performance scale. Celanese does not expect any material change to the weight of its shares in the M-DAX as a result of this change. Celanese shares have been included in the Dow Jones Euro STOXXSM 600 index since the end of September 2001. This index includes the 600 largest European companies ranked by free float market capitalization and is reviewed quarterly.

       The tables below set forth, for the periods indicated, the high and low sales prices on the Xetra System for Celanese ordinary shares from October 25, 1999, the first day on which Celanese ordinary shares officially traded on the Xetra System, as reported by that exchange.

	Price Per Ordinary Share

	High	Low

	(in €)

Annual Highs and Lows
1999 (from October 25, 1999)	18.43	14.20
2000	25.25	16.50
2001	28.00	14.91

Quarterly Highs and Lows
1999
Fourth Quarter (from October 25, 1999)	18.43	14.20
2000
First Quarter	25.10	17.80
Second Quarter	22.90	18.90
Third Quarter	21.80	16.20
Fourth Quarter	21.62	18.43
2001
First Quarter	21.25	17.70
Second Quarter	27.50	19.84
Third Quarter	28.00	15.50
Fourth Quarter	22.00	14.91
2002
First Quarter (through February 25, 2002)	24.00	16.00

	Price Per Ordinary Share

	High	Low

	(in €)

Monthly Highs and Lows
2000
July	21.80	18.05
August	19.65	16.20
September	20.20	18.35
October	21.00	19.15
November	21.62	18.55
December	20.00	18.43
2001
July	28.00	23.00
August	25.74	15.90
September	19.82	15.50
October	17.00	14.91
November	21.40	15.75
December	22.00	19.80
2002
January	24.00	21.10
February (through February 25, 2002)	22.30	16.00

       Based on turnover statistics supplied by both the Frankfurt Stock Exchange and Xetra, the average daily volume of Celanese ordinary shares traded between January 1, 2001 and December 31, 2001 was 13,058 on the Frankfurt Stock Exchange and 72,146 on Xetra.

       On February 25, 2002 the closing sales price per Celanese ordinary share on the Xetra System was €21.80, which was equivalent to U.S. $18.99 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under “Item 3. Key Information – Exchange Rate Information” with respect to rates of exchange between the dollar and the euro.

Trading on the New York Stock Exchange

       Official trading of Celanese ordinary shares on the New York Stock Exchange commenced on October 25, 1999.

       The following tables set forth, for the period indicated, the high and low sales prices per Celanese ordinary share, as reported on the New York Stock Exchange Composite Tape.

	Price Per Ordinary Share

	High	Low

	(in U.S. $ )

Annual Highs and Lows
1999 (from October 25, 1999)	19.00	14.88
2000	24.56	14.88
2001	23.76	13.91

Quarterly Highs and Lows
1999
Fourth Quarter (from October 25, 1999)	19.00	14.88
2000
First Quarter	24.56	17.50
Second Quarter	21.75	18.25
Third Quarter	20.69	14.88
Fourth Quarter	18.56	16.38
2001
First Quarter	19.94	16.19
Second Quarter	23.44	18.00
Third Quarter	23.76	14.65
Fourth Quarter	19.90	13.91
2002
First Quarter (through February 25, 2002)	21.19	16.70

	Price Per Ordinary Share

	High	Low

	(in U.S. $ )

Monthly Highs and Lows
2001
July	23.76	19.91
August	23.09	16.15
September	18.43	14.65
October	15.58	13.91
November	18.90	14.43
December	19.90	17.70
2002
January	21.19	18.82
February (through February 25, 2002)	19.45	16.70

       On February 25, 2002, the closing sales price per Celanese ordinary share on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was U.S. $19.16.

Item 10.    Additional Information

Articles of Association

Organization and Register

       Celanese AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). It is registered in the Commercial Register (Handelsregister) maintained by the local court in Königstein im Taunus, Germany, under the entry number HRB 5277.

Objects and Purposes

       Section 2 of Celanese AG’s Articles of Association states that the company directs, as a holding company, a group of companies which conduct business, in particular, in the areas of chemicals and plastics. In addition, the company may conduct business itself in these or other areas. It is entitled to take all actions and measures which relate to or which otherwise directly or indirectly serve its objectives. Celanese AG may also form, acquire or participate in enterprises, or bring them together under common control, in particular with regard to enterprises operating in the areas of chemicals and plastics. It is entitled, mainly for investment purposes, to acquire interests in all kinds of enterprises. With regard to group companies and other enterprises in which it holds an interest, Celanese AG may restrict itself to the administration of its interests, as well as dispose of them.

Management and Supervisory Boards

       In carrying out their duties, members of both the Celanese management board and the Celanese supervisory board must exercise the standard of care of a prudent and diligent businessperson. Both the members of the Celanese management board and the members of the Celanese supervisory board owe a duty of loyalty and care to Celanese, and must act only in the interest of Celanese and not in his or her own or any third party’s interest. The interests of Celanese are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Celanese management board and the Celanese supervisory board must take all these interests into account when taking actions or making decisions.

Interested Party Transactions; Loans to Board Members; Compensation

       According to the German Stock Corporation Act, the Celanese supervisory board shall represent the interests of the company in the event the company enters into a transaction or contract with a member of its management board. Any service or consulting agreement between the company and a member of its supervisory board must be approved by a resolution of the supervisory board. Further, a member of the management or supervisory board may not participate in any resolution that involves a transaction between the company and the member, nor the institution or settlement of legal proceedings between the company and the member. A member of the management or supervisory board who is also a shareholder may not vote his or her shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. The law also requires supervisory board approval for loans from the company in the amount greater than one month’s salary to a member of the company’s management board, as well as for loans from the company of any amount to members of the supervisory board or members of the families of management or supervisory board members. Compensation of supervisory board members requires shareholder approval.

Age Limit

       Celanese AG’s Articles of Association do not mandate the retirement of directors under an age limit requirement.

Share Ownership Requirement

       Celanese AG’s Articles of Association do not require members of its supervisory and management boards to be shareholders in the company. However, Celanese encouraged management to purchase Celanese shares by offering members of its management board and executives worldwide the right to participate in an equity participation plan, which is a stock appreciation rights plan that requires the investment of a defined amount of money in Celanese shares over a one or two year period since its introduction in 1999. Members of the Celanese management board have committed to hold their Celanese shares for at least as long as they are members of the management board. Furthermore, Celanese may pay up to half of its supervisory board’s fixed annual compensation in Celanese shares, provided it has shares available for this purpose.

       See also “Item 6. Directors, Senior Management and Employees” for further information about the supervisory and management boards.

Ordinary Shares

       The share capital of Celanese AG consists of ordinary shares of no par value issued in registered form. Record holders of ordinary shares are registered in Celanese AG’s share register (Aktienregister). The share register is administered on behalf of Celanese AG by Mellon Investor Services as transfer agent and registrar in the United States, and by registrar services GmbH, as transfer agent and registrar in Germany.

Dividends

       The management board prepares and the supervisory board approves the financial statements for each fiscal year and both boards recommend the disposition of all unappropriated profits for approval by shareholders at the annual general meeting, including the amount of net profits to be distributed as a dividend. Owners of Celanese AG ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend.

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

Voting Rights

       Each ordinary share entitles the owner to one vote at the general meeting. Cumulative voting is not permitted under German law. Celanese AG’s Articles of Association provide that all resolutions of the general meeting may be passed by a simple majority of votes cast and, if a majority of capital is required, by a simple majority of the share capital represented in the meeting unless otherwise mandatorily required by law. German law mandatorily requires that the following matters, among others, be approved by the affirmative vote of 75 percent of the issued shares present at the shareholders’ meeting at which the matter is proposed:

  Changing the objects and purposes provision in the articles of association,

  Capital decreases,

  Capital increases in the form of authorized and conditional capital,

  Excluding preemptive rights of shareholders to subscribe for new shares,

  Dissolution,

  A merger into, or a consolidation with, another stock corporation, and

  A transfer of all or virtually all of the assets.

Supervisory Board Terms

       Shareholders elect six of the twelve members of the Celanese AG supervisory board at the annual general meeting for a term that concludes at the termination of the annual general meeting that votes on the ratification of their acts for the fourth business year following the commencement of their term of office, not counting the business year in which that term begins. Shareholders at the annual general meeting may elect the shareholders’ representatives to the supervisory board to a shorter term. Supervisory board members may also be re-elected.

Liquidation

       If Celanese AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

Capital Increases

       The share capital may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or conditional capital. Authorized capital provides the management board with the flexibility to issue new shares up to a maximum of 50 percent of the company’s stated capital for a period of up to five years. Conditional capital allows the management board to issue new shares up to a maximum of 50 percent of the company’s stated capital for specified purposes, including mergers and the issuance of shares upon conversion of option bonds and convertible bonds. In the case of issuing new shares for employee stock option plans no more than 10 percent of the company’s stated capital may be authorized. Capital increases require an amendment of the Articles of Association approved, in the case of an authorized or conditional capital, by 75 percent of the issued shares present at the shareholders’ meeting at which the increase is proposed. The management board must also obtain the approval of the supervisory board before issuing new shares out of authorized capital. Celanese AG’s Articles of Association do not currently contain provisions for authorized or conditional capital; nor do they contain conditions regarding changes in the share capital that are more stringent than the law requires.

Redemption

       The share capital may be reduced by an amendment of the Articles of Association approved by 75 percent of the issued shares present at the shareholders’ meeting. Shareholders may also authorize the management board for a period of up to 18 months to repurchase up to 10 percent of the issued and outstanding shares for a specific purpose, such as employee share grants or the cancellation of shares as may be authorized by the shareholders.

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

Shareholder Meetings

       German law requires a company’s annual general meeting to be held within the first eight months of each fiscal year. The management board, supervisory board, or shareholders owning an aggregate amount of at least 5 percent of the issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. Among other things, the annual general meeting is asked to approve the appointment of an independent auditor, ratify the actions of the management and supervisory boards during the prior year, approve the disposition of unappropriated profit, and, where required by law, approve the annual accounts.

       At Celanese AG’s annual general meeting held in May 2001, shareholders approved three amendments to the Articles of Association. According to the first amendment those shareholders who are registered in the share register on the day of the general meeting and who have notified the company no later than on the seventh day prior to the general meeting shall be entitled to attend and vote at the general meeting. The management board can fix a shorter period in the invitation to the general meeting, provided, however, that the day of notification is no less than three calendar days prior to the general meeting. The second amendment offers registered shareholders more flexibility in granting proxies instead of voting in person at the general meeting. Such proxies must be signed in ink in accordance with the provisions of the German Stock Corporation Act, unless the company’s articles of association provide otherwise. According to this new provision in Celanese AG’s Articles of Association, proxies can also be granted, in a manner to be determined by the management board, by using electronic media or by telefax, unless the proxy is to be granted to a credit institute or a shareholders’ association. The details for granting proxies shall be announced in the invitation to the general meeting. The third amendment to Celanese AG’s Articles of Association broadens the right of the meeting’s Chairman to determine the manner, form and order of voting on the resolutions. If this is announced in the invitation to the general meeting, the Chairman can now allow the transmission of the general meeting as well as the participation in the general meeting, the participation in voting, or the exercise of further shareholders’ rights, in each case either directly or by proxy, also by electronic or other media, to the extent legally permissible.

       Amendments to Celanese AG’s Articles of Association may be proposed either by the supervisory board and the management board, or by a shareholder or group of shareholders holding at least 195,583 shares.

No Limitation on Foreign Ownership

       There are no limitations under German law or in Celanese AG’s Articles of Association on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares in Celanese AG.

Change In Control

       There are no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of Celanese AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested shareholders. However, general principles of German law may restrict business combinations under some circumstances.

       The German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), which became effective on January 1, 2002, standardizes the rules applicable to public bids for the shares in German public stock corporations. The German Takeover Act includes, among other things, a set of definitive rules applying to the company’s action in the case of a hostile takeover situation. As a general rule, the management board is obliged to remain neutral in such circumstances. However, the management board is allowed to proceed with actions which a prudent (ordentlicher) and conscientious manager of a company, which is not subject of a takeover offer, would have taken and, additionally, to seek alternative offers from third parties. Any other actions of the management board which may negatively impact the takeover require either the approval by the shareholders or the consent of the supervisory board. Approvals by the shareholders may either be granted by an extraordinary general meeting called in connection with the hostile takeover bid or by way of shelf resolutions passed before the commencement of such bid. However, such a shelf resolution is limited to a maximum period of 18 months and requires a three-quarters majority of the present share capital in the general meeting.

Disclosure of Share Holdings

       Celanese AG’s Articles of Association do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the corporation’s outstanding voting rights. In addition, the German Takeover Act that became effective on January 1, 2002 implemented an additional threshold at 30 percent of the voting rights of the company. Pursuant to the Takeover Act a person who directly or indirectly obtains control over a listed company must promptly publish this fact and must within four weeks following the publication submit a mandatory tender offer for the outstanding shares. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company. See “Item 7. Major Shareholders and Related Party Transactions.”

Material Contracts

       On May 19, 2000, Vinnolit Kunststoff GmbH, Ismaning, Germany, a 50-50 joint venture of Celanese Holding GmbH and Wacker-Chemie GmbH, Munich, entered into a sale and purchase agreement to sell its limited partnership interest in Vinnolit Monomer GmbH & Co. KG and its 100 percent interest in Vinnolit Monomer Geschäftsführungs GmbH, the general partner of Vinnolit Monomer GmbH & Co. KG, to institutional funds managed by Advent International Corp. (“Advent”), a leading private equity firm. Prior to the effectiveness of the transaction, Vinnolit Kunststoff GmbH, one of the leading European PVC manufacturers with an annual output capacity of 570 metric kilatons, transferred its entire business to Vinnolit Monomer GmbH & Co. KG. Also on May 19, 2000 Celanese Chemicals Europe GmbH, a wholly-owned subsidiary of Celanese AG, entered into a sale and purchase agreement to sell its subsidiary Vintron GmbH, a manufacturer of polyvinyl chloride located in

Hürth-Knapsack, Germany, to Advent. Celanese received aggregate consideration totaling €233 million for both transactions. Both transactions closed on July 19, 2000. For further information on the sale of Vinnolit and Vintron, see Note 6 to the Consolidated Financial Statements.

       On September 29, 2000, Celanese Ltd., as buyer, Celanese Americas Corporation, and CNA Holdings, Inc. (for indemnification purposes), all wholly-owned subsidiaries of Celanese AG, entered into an Asset Purchase Agreement with Air Products and Chemicals, Inc., and Air Products, L.P., Allentown, Pennsylvania, as sellers (collectively, “Air Products”), to purchase Air Products’ polyvinyl alcohol business, including Air Products’ polyvinyl alcohol plants in Calvert City, Kentucky and Pasadena, Texas for a purchase price of U.S. $326 million (€359 million). For further information on the acquisition, see Note 6 to the Consolidated Financial Statements.

Exchange Controls and Other Limitations Affecting Security Holders

       Effective January 1, 1999, Germany and 10 other member states of the European Union introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Greece became the twelfth member of the EMU on January 1, 2001. The euro was only available as deposit money until January 1, 2002, at which time the member states introduced euro bills and coins. By March 1, 2002, the euro was the sole legal tender for all member states participating in the EMU, and the national currencies of those member states were withdrawn from circulation. The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), any payment (other than those for the import or export of goods) received from or made to an individual or a corporation resident outside Germany if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately €1.5 million or the equivalent in a foreign currency during any one month. German residents must also report any direct investment outside Germany if such investment exceeds 10 percent of the total investment (with exceptions).

       Neither German law nor the Articles of Association of Celanese impose any limitations on the right of nonresident or non-German owners to hold or vote the Celanese shares.

Taxation

       The following is a discussion of material United States federal income and German tax consequences to Qualified Holders holding Celanese shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a “Qualified Holder” means a beneficial owner of Celanese shares that (1) is a resident of the United States for purposes of the United States-Germany Income Tax Treaty (the “Income Tax Treaty”), which generally includes an individual United States resident, a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold Celanese shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty and (4) owns, directly or indirectly, less than 10 percent of the outstanding Celanese shares. This discussion assumes that the Qualified Holder holds Celanese shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose shares were acquired under the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion also does not address any aspects of state, local or non-United States tax law.

       EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING CELANESE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CELANESE SHARES.

Taxation of Dividends

       Under German law, German corporations are required to withhold tax on dividends distributed in 2002 out of prior years profits in an amount equal to 20 percent of the gross amount paid to resident and nonresident shareholders*. Subject to limitations, a partial refund of this 20 percent withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German withholding tax on dividends.

       In the case of any Qualified Holder, the German withholding tax on dividends paid in 2002 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

       Thus, for each U.S. $100 of gross dividend paid by Celanese in 2002 to a Qualified Holder, the dividend after partial refund of the 20 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S. $15. Thus, for each U.S. $100 of gross dividend, the Qualified Holder will include U.S. $105.88 in gross income and may be entitled to a foreign tax credit of U.S. $15.88, subject to applicable limitations of United States federal income tax law.

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

       A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent, which is 1.1 percent (5.5 percent x 20 percent) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures

       To claim the refund reflecting the current reduction of the German withholding tax from 20 percent to 15 percent, and the refund of the 5.5 percent German surtax, when applicable, a Qualified Holder must submit (either directly or, if arrangements are made with a depositary, through a depositary) a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

       Qualified Holders must also submit to the German tax authorities certification of their last filed United States federal income tax return. That certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service’s Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder’s name, social security number or employer

*	The German corporate imputation system that had provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was repealed effective with respect to dividends paid after 2001 out of prior years profits. Consequently, Qualified Holders are no longer entitled to the additional 5 percent treaty refund with respect to such dividends that applied in past years. However, the German withholding tax was reduced from 25 percent to 20 percent with respect to such dividends.

identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service (“IRS”) will send the certification directly to the German tax authorities if the Qualified Holder authorizes the IRS to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

       In accordance with arrangements under the Sub-Agency Agreement between the Transfer Agent and the U.S. Transfer Agent relating to Celanese shares traded in the United States, the Celanese shares held by Qualified Holders will be registered with the U.S. Transfer Agent, which will receive and distribute dividends to Qualified Holders of Celanese shares and perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 20 percent to 15 percent, and the refund of the 5.5 percent German surtax, when applicable, for such Qualified Holders. These arrangements may be amended or revoked at any time in the future.

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

       The German tax authorities will issue refunds denominated in euro. In the case of Celanese shares held by Qualified Holders, the refunds will be issued in the name of the U.S. Transfer Agent, which will convert the refunds to U.S. dollars and issue corresponding refund checks to the Qualified Holders of such Celanese shares and brokers. Those brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding Celanese shares registered with such brokers. Qualified Holders of Celanese shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

Taxation of Capital Gains

       Under the Income Tax Treaty, a Qualified Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Celanese shares, unless the Qualified Holder had held 1 percent or more of the registered share capital of the company at any time during the 5 year period immediately preceding the disposition.

       Upon a sale or other disposition of Celanese shares, a Qualified Holder will recognize capital gain or loss for United Sates federal income tax purposes equal to the difference between the amount realized and the Qualified Holder’s adjusted tax basis in Celanese shares. In the case of an individual Qualified Holder of Celanese shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20 percent, if the individual Qualified Holder’s holding period in these Celanese shares is more than 12 months.

German Gift and Inheritance Taxes

       The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual’s death or making of a gift unless the Celanese shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

       The United States-Germany estate tax treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to limitations, in a case where the Celanese shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

German Capital Tax (Vermögensteuer)

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

       The following tables present information regarding Celanese’s use of derivative financial instruments, and should be read together with “Item 5. Operating and Financial Review and Prospects” and Notes 2 and 23 to the Consolidated Financial Statements.

Interest-Rate Risk Management

       The following tables provide information about Celanese’s use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2001. The information is presented in euro equivalents, which is Celanese’s reporting currency, at December 31, 2001 exchange rates.

       For Celanese’s fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2001. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2001.

Interest-Rate Risk Management – Debt Principal (Notional) Amount by Expected Maturity Average Interest Rate December 31, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value December 31, 2001

	(in € millions, except percentages)

Debt, including current portion
Fixed rate (U.S. dollar)	8	5	46	1	1	241	302	322
Average interest rate	5.7%	9.0%	6.2%	9.0%	9.0%	6.6%	–	–
Variable rate (U.S. dollar)	1	113	–	199	–	–	313	313
Average interest rate	3.9%	5.9%	–	6.5%	–	–	–	–
Fixed rate (euro)	1	–	–	–	–	–	1	1
Average interest rate	3.9%	–	–	–	–	–	–	–
Variable rate (euro)	256	2	2	1	1	1	263	263
Average interest rate	3.9%	4.5%	4.9%	5.2%	5.5%	5.7%	–	–
Other currencies	1	–	–	–	–	–	1	1
Total	267	120	48	201	2	242	880	900

Interest-Rate Risk Management – Swaps Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate/Option Strike Price December 31, 2001
	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value December 31, 2001

	(in € millions, except percentages)

Interest-rate swaps:
U.S. dollar
Payer swap (variable to fixed)	–	–	–	–	340	–	340	(11)
Average pay rate (fixed)	–	–	–	–	5.8%	–	–	–
Average receive rate (variable)	–	–	–	–	6.0%	–	–	–

Foreign-Exchange Risk Management

       The table below provides information about Celanese’s significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 2001. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of generally less than one year. Celanese had €1,013 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 2001. There were no foreign currency options outstanding as of December 31, 2001.

Currency Pairs	Contract Amount Buy (Sell)	Average Contractual Forward Exchange Rate	Fair Value December 31, 2001

	(in € millions, except for average contractual forward exchange rate)
Foreign Currency Forward Contracts
Euro
U.S. dollar	(935.1)	0.8982	(19.4)
Japanese yen	(7.0)	96.9569	0.5
British pound	(8.8)	0.6259	(0.2)
Canadian dollar	(47.7)	1.4151	0.3
South African Rand
U.S. dollar	0.1	11.2456	0.0
Mexican Peso
U.S. dollar	(14.8)	9.2476	0.1

       Most of the foreign currency forward contracts are currency swaps entered into to hedge inter-company loans.

       As a result of the introduction of the euro, outstanding currency derivatives between currencies of the euro zone countries that have adopted the euro as their common currency are risk neutral as of January 1, 1999.

Commodity Risk Management

       Celanese is exposed to fluctuations in prices for raw materials and commodities. Celanese operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy. In order to secure the supply of raw materials, Celanese has often signed long-term contracts for major raw material and energy requirements, mainly natural gas, ethylene, propylene and electricity. In order to add stability and predictability to the cost of major raw materials, Celanese has a policy of allowing up to 80 percent of its natural gas and butane requirements to be purchased generally up to 18 months forward using forward purchase or cash-settled swap contracts. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50 percent of its natural gas requirements. Celanese recognized a loss of €2 million from natural gas swap contracts in 2001. There is no material impact on the balance sheet at December 31, 2001. The forward purchase contracts have been for terms generally up to three to six months forward and have either been based on a fixed price or price limits.

       The following measures are taken to avoid and manage risks in the purchase of raw materials:

  Celanese avoids supply problems by entering into long-term contracts with at least two suppliers, when available in regional markets, for each significant raw material. The quantities contracted are divided by the suppliers to ensure supply security and the best cost option. Celanese enters into long-term contracts only after a strict evaluation of the supplier’s financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality risks are reduced to a minimum.

  Price risks are managed through several measures. Purchasing raw materials both through long-term contracts and on spot markets allows Celanese to maintain security of supply while allowing for maximum price flexibility. In long-term contracts, price conditions generally are based on either changes in production cost or market conditions.

Stock Based Compensation Risk Management

       As of December 31, 1999, Celanese had 1.2 million call options outstanding to offset the costs associated with the 1999 long-term incentive plan and the 1999 equity participation plan. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €3.16 per share. See “Item 6. Compensation of Directors and Officers – Incentive Plans.” The total premium as of December 31, 1999 was €3.8 million. During 2000, Celanese purchased an additional 3.9 million call options to offset the costs associated with these plans. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €6.46 per share. The total premium as of December 31, 2000 was €25.2 million. The program enabled Celanese to receive shares upon exercise of any purchased call options. As part of the share buy-back program approved at the annual general meeting held in May 2000, Celanese used the call options to purchase 5.1 million shares of treasury stock. At the May 2001 annual general meeting, Celanese’s shareholders authorized an additional share buy-back, as well as the cancellation of the treasury stock upon the approval of the supervisory board. The authorization to cancel treasury stock covers existing treasury stock as well as any shares repurchased pursuant to the share buy-back authorization approved at the 2001 annual general meeting. German law prohibits a company to hold more than ten percent of its share capital as treasury stock. Moreover, German law requires share buy-backs to be paid for out of distributable reserves or net income (on a parent company basis). Celanese’s 2001 reserves were depleted by impairment charges described in Item 5. Operating and Financial Review and Prospects—Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges”. As of the date of this annual report, Celanese has neither cancelled any of the treasury stock it holds nor has repurchased additional shares. Share repurchases in 2002 will depend on whether Celanese anticipates that sufficient distributable reserves will be generated in 2002. Celanese does not currently plan to repurchase shares in 2002, but will continue to evaluate its options consistent with its overall financial priorities. See “Item 5. Operating and Financial Review and Prospects – Market Risk.”)

       During 2001, Celanese purchased 1 million call options to offset the costs associated with the 2000 long-term incentive plan. These options had a maturity of two years, a strike price of €19.56 per share and an average premium of €4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2001 of €4 million and €1 million was recorded as an increase to accumulated other comprehensive income (loss).

Item 12.    Description of Securities Other Than Equity Securities

       Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

       None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

       None.

Item 15.    Reserved

Item 16.    Reserved

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        Reference is made to Item 19 for a list of all financial statements filed as part of this Annual Report.

Item 19.    Exhibits

(a)	The following consolidated financial statements, together with the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are filed as part of this Annual Report:

Index to Consolidated Financial Statements
Report of the Board of Management
Report of Independent Accountants
Consolidated Financial Statements:
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Cash Flow Statements for the Years Ended December 31, 2001, 2000 and 1999
Notes to the Consolidated Financial Statements
Key Figures in euro

       All Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

(b)	Documents filed as exhibits to this Annual Report:
	1.1	English translation of Articles of Association (Satzung) of Celanese AG as amended to date

	2.1	Form of Definitive Stock Certificate of Celanese AG (filed as an Exhibit to Celanese’s Annual Report on Form 20-f for the year ended December 31, 1999, and incorporated herein by reference.)

	4.1	Sale and Assignment Agreement entered into between Vinnolit Kunstoff GmbH and Vinnolit GmbH & Co. KG as well as Wacker Chemie GmbH and Celanese AG dated as of May 19, 2000 (filed as an Exhibit to Celanese’s Annual Report on Form 20-f for the year ended December 31, 2000, and incorporated herein by reference.)

	4.2	Sale and Assignment Agreement entered into between Celanese Chemicals Europe GmbH and Vinnolit GmbH & Co. KG dated as of May 19 and 20, 2000 (filed as an Exhibit to Celanese’s Annual Report on Form 20-f for the year ended December 31, 2000, and incorporated herein by reference.)

	4.3	Asset Purchase Agreement between Celanese Ltd., Air Products and Chemicals, Inc., and Air Products, L.P dated as of September 4, 2000. (filed as an Exhibit to Celanese’s Annual Report on Form 20-f for the year ended December 31, 2000, and incorporated herein by reference.)

	4.4	The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of Celanese on a consolidated basis. Celanese agrees to furnish the Commission upon request a copy of any instrument with respect to long-term debt of Celanese AG and any subsidiary for which consolidated or unconsolidated financial statements are required to be filed and as to which the amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis.

	7.1	Ratio of Earnings to Fixed Charges

	8.1	Significant subsidiaries as of the end of the year covered by this Annual Report: See Significant Subsidiaries in “Item 4. Information on the Company.”

	23.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celanese AG (Registrant)
Date: March 7, 2002
By: /s/ Claudio Sonder

Name: Claudio Sonder Title: Chairman of the Management Board

By: /s/ Perry W. Premdas

Name: Perry W. Premdas Title: Member of the Management Board and Chief Financial Officer

REPORT OF THE BOARD OF MANAGEMENT

       The Board of Management of Celanese AG is responsible for the preparation, the completeness, and the integrity of the consolidated financial statements as well as for the information contained in the management report of Celanese AG and subsidiaries (“Celanese”).

       Celanese has prepared the consolidated financial statements in accordance with United States generally accepted accounting principles and has applied the exemption of article 292a HGB.

       The companies included in the consolidated financial statements are required to maintain orderly accounting records and to establish effective control systems. These control systems, which our corporate auditing function reviews for reliability and effectiveness, are intended to enable the Board of Management to recognize the potential impact of negative factors on Celanese’s assets and developments in a timely fashion. This ensures that the underlying accounting records correctly reflect all business developments, thereby creating a reliable basis for the consolidated financial statements.

       The Board of Management runs the company in the interests of its stockholders and in awareness of its responsibility towards employees and society. Our declared aim is to employ the resources entrusted to us so as to increase the value of Celanese.

       Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand–Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Financial and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Frankfurt am Main, February 8, 2002

                                                                                                   The Board of Management

INDEPENDENT AUDITORS’ REPORT

To the Supervisory Board and Shareholders
Celanese AG:

       We have audited the consolidated financial statements of Celanese AG and subsidiaries (“Celanese”) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of Celanese’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Frankfurt am Main, Germany
February 8, 2002, except for paragraph 1 of
note 28, which is as of
February 21, 2002 and paragraph 2 of
note 28, which is as of
March 5, 2002

KPMG Deutsche Treuhand–Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31,

	2001	2001	2000	1999

	(in $ millions(1) except for per share data)	(in € millions except for per share data)

Net sales	4,537	5,097	5,207	4,318
Cost of sales	(3,933)	(4,419)	(4,441)	(3,621)
Selling, general and administrative expenses	(519)	(583)	(567)	(570)
Research and development expenses	(85)	(95)	(94)	(79)
Special charges	(472)	(530)	(29)	(559)
Foreign exchange gain (loss)	2	2	5	(12)
Gain on disposition of assets	–	–	2	2

Operating profit (loss)	(470)	(528)	83	(521)
Equity in net earnings of affiliates	12	13	19	7
Interest expense	(73)	(81)	(75)	(111)
Interest and other income, net	57	64	112	33

Earnings (loss) before income tax, minority interests, discontinued operations and extraordinary expense	(474)	(532)	139	(592)
Income tax benefit (provision)	123	138	(84)	83

Earnings (loss) before minority interests, discontinued operations and extraordinary expense
	(351)	(394)	55	(509)
Minority interests	–	–	–	7

Earnings (loss) from continuing operations	(351)	(394)	55	(502)
Discontinued operations, net of income tax of €5 million, €19 million and €77 million in 2001, 2000, and 1999, respectively:
Earnings from operations of discontinued operations	–	–	3	12
Gain on disposal of discontinued operations	8	9	–	298

Earnings from discontinued operations	8	9	3	310
Extraordinary expense, net of income tax	–	–	–	(15)

Net earnings (loss)	(343)	(385)	58	(207)

Earnings (loss) per common share – basic and diluted:
Continuing operations	(6.97)	(7.83)	1.03	(8.98)
Discontinued operations	0.16	0.18	0.06	5.55
Extraordinary item	–	–	–	(0.27)

Net earnings (loss)	(6.81)	(7.65)	1.09	(3.70)

Weighted average shares – basic and diluted	50,331,847	50,331,847	53,293,128	55,915,369

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31,

	2001	2001	2000

	(in $ millions)(1)	(in € millions)
ASSETS
Current assets:
Cash and cash equivalents	43	48	24
Receivables, net	1,082	1,216	1,659
Inventories	569	639	719
Deferred income taxes	91	102	83
Other assets	37	42	42

Total current assets	1,822	2,047	2,527

Investments	504	566	613
Property, plant and equipment, net	1,812	2,036	2,169
Deferred income taxes	490	551	119
Other assets	618	693	757
Intangible assets, net	1,042	1,171	1,457

Total assets	6,288	7,064	7,642

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt	238	267	414
Accounts payable and accrued liabilities	1,336	1,502	1,519
Deferred income taxes	9	10	10
Income taxes payable	408	458	290

Total current liabilities	1,991	2,237	2,233

Long-term debt	546	613	751
Deferred income taxes	53	59	48
Other liabilities	1,720	1,933	1,757
Minority interests	11	12	10
Shareholders’ equity:
Common stock, no par value, €143 million aggregate registered value; 55,915,369 shares authorized and issued; 50,334,891 and 50,326,355 shares outstanding in 2001 and 2000, respectively
	127	143	143
Additional paid-in capital	2,232	2,508	2,508
Retained earnings (deficit)	(279)	(313)	92
Accumulated other comprehensive income (loss)	(4)	(5)	223

	2,076	2,333	2,966
Less: Treasury stock at cost (5,580,478 and 5,589,014 shares in 2001 and 2000, respectively)
	109	123	123

Total shareholders’ equity	1,967	2,210	2,843

Total liabilities and shareholders’ equity	6,288	7,064	7,642

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended December 31, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Pre- Distribution Equity	Treasury Stock	Total Shareholders’ Equity

	(in € millions)

Balance at December 31, 1998(1)	–	–	–	(115)	2,851	–	2,736
Comprehensive income (loss), net of tax:
Net earnings (loss)	–	–	40	–	(247)	–	(207)
Other comprehensive income (loss):
Unrealized loss on securities(2)	–	–	–	(11)	–	–	(11)
Foreign currency translation	–	–	–	261	–	–	261
Minimum pension liability(3)	–	–	–	44	–	–	44

Other comprehensive income	–	–	–	294	–	–	294

Comprehensive income	–	–	–	–	–	–	87
Net activity with Hoechst	–	–	–	–	47	–	47
Issuance of common stock on the effective date of the demerger
	143	2,508	–	–	(2,651)	–	–
Call options	–	(4)	–	–	–	–	(4)

Balance at December 31, 1999	143	2,504	40	179	–	–	2,866

Comprehensive income (loss), net of tax:
Net earnings	–	–	58	–	–	–	58
Other comprehensive income (loss):
Unrealized gain on securities(2)	–	–	–	7	–	–	7
Foreign currency translation	–	–	–	44	–	–	44
Minimum pension liability(3)	–	–	–	(7)	–	–	(7)

Other comprehensive income	–	–	–	44	–	–	44

Comprehensive income	–	–	–	–	–	–	102
Dividends (€0.11 per share)	–	–	(6)	–	–	–	(6)
Purchase of treasury stock	–	–	–	–	–	(119)	(119)
Call options	–	4	–	–	–	(4)	–

Balance at December 31, 2000	143	2,508	92	223	–	(123)	2,843

Comprehensive income (loss), net of tax:
Net loss	–	–	(385)	–	–	–	(385)
Other comprehensive income (loss):
Unrealized loss on securities(2)	–	–	–	(4)	–	–	(4)
Foreign currency translation	–	–	–	35	–	–	35
Minimum pension liability(3)	–	–	–	(255)	–	–	(255)
Unrealized loss on derivative contracts(4)	–	–	–	(4)	–	–	(4)

Other comprehensive loss	–	–	–	(228)	–	–	(228)

Comprehensive loss	–	–	–	–	–	–	(613)
Dividends (€0.40 per share)	–	–	(20)	–	–	–	(20)

Balance at December 31, 2001	143	2,508	(313)	(5)	–	(123)	2,210

(1)	Balances as of December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.
(2)	Net of taxes of €1 million, €(1) million, and €1 million in 1999, 2000, and 2001, respectively.
(3)	Net of taxes of €(24) million, €4 million, and €145 million in 1999, 2000, and 2001, respectively.
(4)	Net of taxes of €2 million in 2001.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
for the years ended December 31,

	2001	2001	2000	1999

	(in $ millions)(1)	(in € millions)

Operating activities from continuing operations:
Net earnings (loss)	(343)	(385)	58	(207)
Earnings from operations of discontinued operations	–	–	(3)	(12)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Special charges, net of amounts used	382	429	(340)	482
Depreciation and amortization	372	418	388	339
Change in equity of affiliates	7	8	(6)	7
Deferred income taxes	(252)	(283)	137	2
Gain on disposition of assets, net	(6)	(7)	(7)	(2)
Gain on disposal of discontinued operations, net	(8)	(9)	–	(503)
Changes in operating assets and liabilities:
Receivables, net	401	450	(99)	(110)
Inventories	91	102	(45)	68
Accounts payable, accrued liabilities and other liabilities	(317)	(355)	10	232
Income taxes payable	140	157	(26)	(110)
Other, net	(4)	(5)	(9)	(3)

Net cash provided by operating activities	463	520	58	183
Investing activities from continuing operations:
Capital expenditures on property, plant and equipment	(206)	(231)	(235)	(262)
Acquisitions of businesses and purchase of investment	(2)	(2)	(402)	(397)
Proceeds from disposition of businesses and assets	18	20	51	10
Proceeds from disposal of discontinued operations	34	38	90	913
Proceeds from sale of marketable securities	310	348	427	54
Purchases of marketable securities	(265)	(298)	(434)	(60)
Other, net	4	4	(2)	(1)

Net cash provided by (used in) investing activities	(107)	(121)	(505)	257
Financing activities from continuing operations:
Short-term borrowings, net	(146)	(164)	(61)	(92)
Proceeds from long-term debt	–	–	271	164
Payments of long-term debt	(171)	(192)	–	(845)
Purchase of treasury stock	–	–	(119)	–
Dividend payments	(18)	(20)	(6)	–
Other net activities with Hoechst	–	–	–	706
Other, net	–	–	(8)	(5)

Net cash provided by (used in) financing activities	(335)	(376)	77	(72)
Exchange rate effects on cash	1	1	16	10

Net increase (decrease) in cash and cash equivalents	22	24	(354)	378
Cash and cash equivalents at beginning of year	21	24	378	–

Cash and cash equivalents at end of year	43	48	24	378

Net cash provided by (used in) discontinued operations:
Operating activities	–	–	2	18
Investing activities	–	–	(26)	(38)
Financing activities	–	–	24	15

Net cash used in discontinued operations	–	–	–	(5)

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $0.8901 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Consolidation and Presentation

       On October 22, 1999 (the “Effective Date”), Celanese AG (“Celanese” or “the Company”), formerly a subsidiary of Hoechst AG (“Hoechst”), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhône-Poulenc S.A. to form Aventis S.A. (“Aventis”). In the demerger, Hoechst distributed all of the outstanding shares of Celanese’s common stock to existing Hoechst shareholders at a rate of one share of Celanese’s common stock for every ten shares of Hoechst common stock outstanding. Prior to the Effective Date, Celanese conducted the worldwide operations of Hoechst’s basic chemicals, acetate, technical polymers and certain other industrial businesses (collectively, the “Businesses”). In connection with the demerger and pursuant to the Demerger Agreement between Celanese and Hoechst, Celanese assumed all of the assets and liabilities of the Businesses as well as certain contractual rights and obligations related to current and former businesses of Hoechst.

       The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for all periods presented. The historical consolidated results of operations, financial position, changes in equity and cash flows of the Businesses for periods prior to the Effective Date presented in the accompanying consolidated financial statements were prepared on a basis as if Celanese had been a separate legal entity during these periods. All transactions between and among Celanese’s Businesses have been eliminated.

2.   Summary of Accounting Policies

       •   Revenue recognition

       Revenue is recognized when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products.

       •  Cash and cash equivalents

       All highly liquid investments with original maturities of three months or less are considered cash equivalents.

       •   Investments in marketable securities

       Celanese has classified its investments in debt and equity securities as “available-for-sale” and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized.

       •   Financial instruments

       As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

       Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Realized gains and losses and unrealized losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense currently.

       If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately, if the item hedged does not remain outstanding.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.   Summary of Accounting Policies – (continued)

If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market and any unrealized gain or loss is recognized immediately.

       Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. The gain or loss arising from these contracts is recognized in income or expense when the underlying hedged transaction affects earnings.

       Financial instruments which potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers’ financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

       Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50 percent of its natural gas requirements, generally for 3 to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the forward contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese’s consolidated statement of operations.

       Celanese selectively utilizes call options to offset some of the exposure to stock based compensation plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value from the assessment of hedge effectiveness. The change in the call option’s time value is reported each period in interest expense on the consolidated statements of operations. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions is reported in Celanese’s consolidated statement of operations.

       •   Inventories

       Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method and at certain locations, primarily in the U.S., the last-in, first-out or LIFO method. Cost includes raw materials, direct labor and manufacturing overhead.

       The cost of stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

       •   Investments and equity in net earnings of affiliates

       APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has “the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50 percent or less of the voting stock.” APB Opinion No. 18 considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board (“FASB”) Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. The excess of cost over underlying equity in net assets acquired is amortized over the anticipated life of the investment, not to exceed 20 years.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.   Summary of Accounting Policies – (continued)

       Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See “Impairment of long-lived assets” for explanation of methodology.

       •   Long-lived assets

       Long-lived assets include:

       Property, plant and equipment – Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements	20 years
Buildings	30 years
Buildings and Leasehold Improvements	10 years
Machinery and Equipment	10 years

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

       Intangible assets – The excess of purchase price over fair value of net identifiable assets and liabilities acquired (“Goodwill”) is amortized on a straight line basis over the expected periods to be benefited, not to exceed 20 years. Patents and trademarks are amortized on a straight-line basis over their estimated economic or legal lives, whichever is shorter. (See Note 12)

       In 1999, Celanese undertook a review of its accounting policies, which included goodwill lives. This process resulted in a review of the goodwill associated with the 1987 merger of Celanese and American Hoechst, which was originally assigned a 40 year life, of which 27 years remained. Based upon its review of the business operations associated with this goodwill, Celanese management concluded that the remaining life was 20 years. Therefore, as of the Effective Date, Celanese began amortizing the remaining goodwill over 20 years. This change in the amortization period resulted in an increase of approximately €9 million of amortization expense on an annual basis.

       Impairment of long-lived assets – Celanese assesses the recoverability of the carrying value of its long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of long-lived assets to be disposed of is determined in a similar manner, except that fair value is reduced for disposal costs.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    Summary of Accounting Policies – (continued)

       •   Income taxes

       The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction then in effect.

       •   Environmental liabilities

       Celanese manufactures and sells a highly diversified line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that the event of loss is probable and reasonably estimable. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using available information. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. (See Note 25)

       •   Minority interests

       Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2001 are as follows:

Ownership Percentage

InfraServ GmbH & Co. Oberhausen KG	84%
Synthesegasanlage Ruhr GmbH	50%

       Celanese has a 60 percent voting interest and the right to appoint a majority of the management board of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

       •   Research and development

       The costs of research and development are charged as an expense in the period in which they are incurred.

       •   Functional currencies

       For most of Celanese’s international operations where the functional currency is other than the euro, assets and liabilities are generally translated using period-end exchange rates, while the statement of operations is translated using the average exchange rates for the respective year. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included as a separate component of accumulated other comprehensive income (loss).

       •   Earnings per share

       Basic and diluted earnings (loss) per share is based on the net earnings (loss) divided by the weighted average number of common shares outstanding during the period. At December 31, 2001, Celanese did not have any dilutive common stock equivalents. On the Effective Date, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders, which are deemed to be outstanding for all periods in 1999 prior to the Effective Date. (See Note 20)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    Summary of Accounting Policies – (continued)

       •   Stock-based compensation

       Celanese applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation, which allows entities to continue to apply the intrinsic value provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net earnings disclosures for employee stock based compensation grants as if the fair value based method defined in SFAS No. 123 had been applied. Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese’s common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 21)

       •   Estimates and assumptions

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

       •   Presentation

       Certain amounts in prior years have been reclassified to conform to the current year presentation.

       •   New accounting pronouncements

       In June 2001, the FASB issued SFAS No. 141, Business Combinations. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

       In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement provides that goodwill and some intangibles will no longer be amortized on a recurring basis. Goodwill and intangible assets with an indefinite life will be subject to an initial impairment test within six months of adoption of SFAS No. 142 and annually thereafter. The statement also requires disclosure of certain information about goodwill and other intangible assets subsequent to their acquisition. As of December 31, 2001, Celanese had unamortized goodwill of €1,167 million that is subject to the transition provision of SFAS No. 142. Amortization expense related to the goodwill was €85 million and €84 million for the years ended December 31, 2001 and 2000, respectively. Celanese is evaluating the impact of adopting this statement.

       In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement is effective on January 1, 2003, with earlier adoption permitted. Celanese is evaluating the impact of adopting this statement.

       In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.    Summary of Accounting Policies – (continued)

Infrequently Occurring Events and Transactions. This statement establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective January 1, 2002, with earlier adoption encouraged. Celanese does not believe this statement will have a material effect on its consolidated financial statements.

3.    Accounting Changes

       Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

       Upon adoption, Celanese recorded a net transition adjustment gain of €8 million, net of related income tax of €4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing €14 million of derivative instrument assets and €2 million of derivative liabilities. The affect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

4.    Supplemental Cash Flow Information

	2001	2000	1999

	(in € millions)

Cash paid during the year for:
Taxes, net of refunds	(49)	(12)	140
Interest, net of amounts capitalized	50	41	113
Noncash investing and financing activities:
Contribution by Hoechst of net receivables to Celanese (See Note 5)	–	–	97
Fair value adjustment to securities available-for-sale, net of tax	(4)	7	(11)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.    Transactions and Relationships with Affiliate

       Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered affiliate transactions. Additionally, transactions and balances with Hoechst prior to the Effective Date are also considered related party transactions and, for purposes of this disclosure, are included with Affiliates. Transactions and balances with Hoechst after the Effective Date are considered third-party transactions. The following tables represent Celanese’s transactions with affiliated companies, as defined above, for the periods presented.

	2001	2000	1999

	(in € millions)

Statement of Operations Transactions
Purchases from Affiliates(1)	76	110	98
Sales to Affiliates(1)	41	68	128
Interest income from Affiliates	3	3	22
Interest expense paid to Affiliates	13	15	5

Equity Transactions
Contribution of net receivables to Celanese(2) (5)	–	–	97
Transfer of certain other activities from Celanese to Hoechst(3)	–	–	(50)

Net activity with Hoechst	–	–	47

	2001	2000

	(in € millions)

Balance Sheet Transactions
Trade and other receivables from Affiliates	10	23
Current notes receivable (including interest) from Affiliates	11	11
Long–term notes receivable from Affiliates	9	25

Total receivables from Affiliates	30	59

Accounts payable and other liabilities due Affiliates	36	57
Accrued interest payable due Affiliates	1	–
Short–term borrowings from Affiliates(4)	240	283

Total due Affiliates	277	340

Net payables with Affiliates	(247)	(281)

(1) Purchases/Sales from/to Affiliates

       Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods. Purchases from Hoechst in 1999, prior to the Effective Date, amounted to €17 million. Sales to Hoechst in 1999, prior to the Effective Date, were €45 million.

(2) Contribution of net receivables to Celanese

       Hoechst contributed to Celanese net receivables totaling €97 million during 1999, €81 million of which related to reimbursement for the sorbates litigation, while the remaining related to reimbursements for demerger costs and certain taxes.

(3) Transfer of certain other activities from Celanese to Hoechst

       In 1999, prior to the demerger, Celanese incurred €50 million in charges associated with non-Celanese activities, which were treated as a capital distribution to Hoechst.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.    Transactions and Relationships with Affiliates – (continued)

(4)  Short term borrowings from Affiliates (See Note 15)

       The 2001 and 2000 balances reflect Celanese’s short-term borrowings from Affiliates, which are based on current market conditions.

(5) Demerger Agreement

       In connection with the demerger, Celanese and Hoechst executed and delivered the Demerger Agreement. The Demerger Agreement, among other things, provided for the following:

       Demerger Costs

       Demerger costs were shared equally between Celanese and Hoechst. Costs of €28 million were recorded in 1999 as a component of special charges in the consolidated statement of operations.

       Antitrust Actions Related to Sorbates Industry

       Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur for the anti-trust actions related to the sorbates industry. (See Note 24)

       Environmental Liabilities

       As part of the Demerger Agreement, Celanese has agreed to indemnify Hoechst for the first €250 million of future environmental remediation liabilities arising from certain previously divested Hoechst entities. If these future environmental liabilities exceed €250 million, Hoechst will bear the excess up to an additional €500 million. Thereafter, Celanese will bear one third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Celanese made payments through December 31, 2001 of €20 million and has reserves of €111 million at December 31, 2001, related to these potential liabilities.

Other Matters

       Consolidation of Celanese Procurement Olefin

       CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main (“CPO”), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO enters into sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these sales are classified as selling, general and administrative expense. These commissions amounted to €15 million, €10 million and €4 million in 2001, 2000 and 1999, respectively. The raw material sales volume commissioned by CPO for Celanese and third parties amounted to €719 million, €808 million, and €482 million in 2001, 2000 and 1999, respectively.

6.    Acquisitions and Divestitures

       Celanese completed the following acquisitions of businesses during 2000 and 1999:

   In May 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of €38 million. Pursuant to the purchase agreement, Aventis, under certain conditions, shares in the funding of the Fuel Cell project or the research and development project focusing on polyunsaturated fatty acids, and is entitled to additional consideration in the event Celanese commercializes these projects. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens and retained selected projects, which it continues to operate in the process technology entity, which was renamed to Celanese Ventures GmbH. Celanese received gross proceeds of €10 million on the sale. There was no material effect on the consolidated statement of operations in 2000. (See Note 10)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6.    Acquisitions and Divestitures – (continued)

  In September 2000, Celanese completed the acquisition of the polyvinyl alcohol (“PVOH”) business of Air Products and Chemicals, Inc. for U.S. $326 million (€359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (€56 million), which is being amortized over 20 years. Celanese completed the purchase price allocation in June 2001, and as a result reduced its original goodwill by €4 million.

  In the third quarter of 1999, Celanese acquired all the outstanding shares of Celanese Canada, Inc. not previously owned by Celanese. Celanese paid CAD 486 million (€303 million) for this 44 percent minority interest, resulting in goodwill of €154 million being recorded.

  In December 1999, Technical Polymers Ticona (“Ticona”), the engineering polymers business of Celanese, acquired a 50 percent ownership in Korea Engineering Plastics Company Ltd. (KEP), for approximately 110 billion Korean Won (€94 million). Celanese’s interest in KEP is accounted for under the equity method. (See Note 10)

       Celanese completed the following divestitures during 2001:

  In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 10)

  In January 2001, Celanese sold its CelActiv™ and Hoecat® catalyst business to Synetix.

  In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

  In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and Infraserv GmbH & Co. Höchst KG.

  In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

       Celanese received gross proceeds of €13 million in 2001 and recorded a gain of €6 million in interest and other income, a gain of €2 million, net of taxes, in gain on disposal of discontinued operations and a gain of €1 million in gain on disposition of assets related to the sale of these businesses. Celanese recorded an additional gain in 2001 of €7 million, net of taxes, in gain on disposal of discontinued operations related to a business divested in 2000.

       Celanese completed the following divestitures during 2000, all of which were classified as discontinued operations in the accompanying consolidated statement of operations:

  In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group’s management. The loss was recognized at December 31, 1999.

  In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunststoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation (“Advent”). Pursuant to the sale agreement, the buyer had been granted limited rescission rights which expired on December 15, 2001. Celanese has reflected this transaction as a component of discontinued operations in the consolidated statement of operations.

       Celanese received gross proceeds of €35 million and recorded a gain in 2000 of €9 million, net of taxes, in gain on disposal of discontinued operations and earnings of €3 million, net of taxes, in earnings from operations of discontinued operations relating to these discontinued operations. In 1999, Celanese recorded a loss of €151 million, net of taxes, in gain on disposal of discontinued operations and a gain of €2 million, net of taxes, in earnings from operations of discontinued operations relating to these discontinued operations. An additional loss

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6.    Acquisitions and Divestitures – (continued)

of €9 million, net of taxes, relating to discontinued operations either sold in 1999 or anticipated to be sold, was recorded in 2000.

       Celanese completed the following divestitures during 1999:

  In September 1999, Celanese sold its approximate 52 percent interest in Copley Pharmaceuticals Inc. to Teva Pharmaceutical Industries, Ltd.

  In December 1999, Celanese sold the following businesses and investments:

    its polyester fiber and bottle resin business in Millhaven, Ontario, Canada, to Arteva BV, doing business as KoSa.

    its ethylene oxide / ethylene glycol business to Old World Industries, Inc.

    its U.S. and Japanese separation products businesses, Celgard, to Daramic Inc., a wholly-owned subsidiary of Polypore Inc.

    its 46 percent holding in the fluoropolymer manufacturer Dyneon to 3M.

    its 50 percent share in the polypropylene joint venture Targor to BASF AG.

       Celanese received gross proceeds of €1,001 million from the sale of these discontinued operations, which led to a net cash inflow of €913 million in 1999. Celanese recognized a gain of €452 million, net of taxes, in gain on disposal of discontinued operations in the consolidated statement of operations in 1999. Celanese recorded earnings of €14 million, net of taxes, in earnings from operations of discontinued operations relating to these divested businesses in 1999.

       During 1999, Celanese shut down its bulk active pharmaceutical business line, which supplied pharmaceutical raw materials to Pharmacyclics, Inc.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7.    Securities Available for Sale

       At December 31, 2001 and 2000, Celanese had €142 million and €186 million, respectively, of marketable securities available for sale, which were included as a component of other assets. These securities are held by Celanese’s captive insurance companies. There was a net realized gain of €5 million in 2001 and a net realized loss of €1 million in 2000. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2001 and 2000, were as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value

	(in € millions)

At December 31, 2001
Debt Securities
U.S. Government	21	–	–	21
U.S. municipal	2	–	–	2
Other government	–	–	–	–
U.S. corporate	96	–	–	96

Total debt securities	119	–	–	119
Bank certificates of deposit	3	–	–	3
Equity securities	10	–	(1)	9
Mortgage-backed securities	11	–	–	11

	143	–	(1)	142

At December 31, 2000
Debt Securities
U.S. Government	31	1	–	32
U.S. municipal	2	–	–	2
Other government	3	–	–	3
U.S. corporate	118	1	–	119

Total debt securities	154	2	–	156
Bank certificates of deposit	2	–	–	2
Equity securities	7	–	–	7
Mortgage-backed securities	21	–	–	21

	184	2	–	186

       Fixed maturities at December 31, 2001 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value

	(in € millions)

Within one year	19	19
From one to five years	51	51
From six to ten years	45	45
Greater than ten years	18	18

	133	133

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8.   Receivables, net

	2001	2000

	(in € millions)

Trade	720	969
Reinsurance receivables	263	352
Receivables from Affiliates	21	34
Other	238	328

Subtotal	1,242	1,683
Allowance for doubtful accounts	(26)	(24)

Net receivables	1,216	1,659

       As of December 31, 2001 and 2000, Celanese had no significant concentrations of credit risk since Celanese’s customer base is dispersed across many different industries and geographies.

9.   Inventories

	2001	2000

	(in € millions)

Finished goods	555	644
Work-in-process	22	27
Raw materials and supplies	74	80

Subtotal	651	751
LIFO reserve	(12)	(32)

Total inventories	639	719

       At December 31, 2001 and 2000, €263 million and €304 million, respectively, of total inventories were valued by the LIFO method. During 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by €43 million in 2001.

10.   Investments

       Celanese accounts for the following Affiliates under the equity method:

Affiliate	Percent Ownership

Clear Lake Methanol Co., LLC	50.0%
Fortron Industries	50.0%
Korea Engineering Plastics Co., Ltd	50.0%
Polyplastics Co., Ltd	45.0%
InfraServ GmbH & Co. Gendorf KG	39.0%
InfraServ GmbH & Co. Höchst KG	31.2%
InfraServ GmbH & Co. Knapsack KG	27.9%
Siemens Axiva GmbH	25.0%
Sherbrooke Capital Health and Wellness, L.P	9.9%

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10.   Investments – (continued)

	2001	2000

	(in € millions)

Affiliates totals:
Net sales	1,797	1,924
Net earnings	49	66
Celanese’s share:
Net earnings	13	19
Dividends	21	13
Total assets	2,374	2,382
Total liabilities	1,121	1,057
Interests of others	764	801

Celanese’s equity	489	524
Write-down of investment	(21)	(15)
Excess of cost over underlying equity in net assets acquired	98	104

Celanese’s investment	566	613

	Acquisition Cost	Write- Downs	Net Book Value

	(in € millions)

January 1, 2001	628	(15)	613
Additions	–	(6)	(6)
Disposals	(8)	–	(8)
Exchange rate changes	(25)	–	(25)
Celanese’s share of equity method investee earnings	(8)	–	(8)

December 31, 2001	587	(21)	566

       In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 6)

       During the third quarter of 2001, continuing overcapacity in the methanol industry resulted in Celanese and its venture partner idling its methanol unit, operated by the Clear Lake Methanol Joint Venture (“CLMV”). This indicated that an other than temporary decline in the value in Celanese’s investment in CLMV had occurred, resulting in Celanese writing down its remaining investment in CLMV of €6 million. In 1999, Celanese recognized an impairment charge of €15 million on this investment.

       In April 2000, Celanese purchased 14.2 percent of Sherbrooke Capital Health and Wellness Limited Partnership, a partnership which supports the development of the food ingredients industry. Celanese, as an equity partner, has participation rights, therefore this investment is accounted for under the equity method of accounting. Due to additional capital contributions by a third party to the partnership during the first quarter of 2001, Celanese’s ownership percentage decreased to 9.9 percent.

       During the second quarter of 2000, Celanese increased its investment in InfraServ GmbH & Co. Höchst KG from 27.2 percent to 31.2 percent in connection with the acquisition of Axiva GmbH. (See Note 6)

       In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens Axiva GmbH. The remaining 25 percent is accounted for as an equity investment in Siemens Axiva GmbH at December 31, 2000. (See Note 6)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.   Property, Plant and Equipment

	Land and Land Improvements	Building, Building Improvements and Leasehold Improvements	Machinery and Equipment	Construction in Progress	Capitalized Interest	Total

	(in € millions)

Net book value at December 31, 2000	114	250	1,571	169	65	2,169

Acquisition or construction cost
January 1, 2001	191	636	5,551	169	168	6,715
Additions	–	3	26	198	4	231
Disposals	(4)	(11)	(208)	(1)	(2)	(226)
Transfers	–	20	155	(175)	–	–
Exchange rate changes	10	26	217	8	10	271

December 31, 2001	197	674	5,741	199	180	6,991

Accumulated Depreciation
January 1, 2001	(77)	(386)	(3,980)	–	(103)	(4,546)
Additions	(6)	(31)	(408)	–	(10)	(455)
Disposals	1	9	204	–	1	215
Exchange rate changes	(5)	(13)	(145)	–	(6)	(169)

December 31, 2001	(87)	(421)	(4,329)	–	(118)	(4,955)

Net book value at December 31, 2001	110	253	1,412	199	62	2,036

       The total investment in property, plant and equipment was €231 million and €235 million in 2001 and 2000, respectively. Depreciation totaled €331 million and €302 million in 2001 and 2000, respectively. Write-downs due to asset impairments amounting to €124 million and €3 million were recorded to special charges in 2001 and 2000, respectively. The asset impairment write-downs are included in additions to depreciation.

       Assets under capital leases, net of accumulated amortization, amounted to €11 million and €13 million in 2001 and 2000, respectively.

       Interest costs capitalized were €4 million, €13 million and €13 million in 2001, 2000 and 1999, respectively.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12.   Intangible Assets

	Patents, Licenses, Trademarks and Similar Rights	Goodwill	Total

	(in € millions)

Net book value at December 31, 2000	4	1,453	1,457

Acquisition cost
January 1, 2001	19	2,020	2,039
Additions	2	–	2
Disposals	(1)	–	(1)
Exchange rate changes	1	100	101
Acquisitions and divestitures	1	(4)	(3)

December 31, 2001	22	2,116	2,138

Accumulated Amortization
January 1, 2001	(15)	(567)	(582)
Additions	(3)	(347)	(350)
Disposals	1	–	1
Exchange rate changes	(1)	(35)	(36)
Acquisitions and divestitures	–	–	–

December 31, 2001	(18)	(949)	(967)

Net book value at December 31, 2001	4	1,167	1,171

       Intangible assets arising from acquisitions of companies are included in acquisitions and divestitures, whereas intangible assets acquired as individual assets are included in additions.

       In 2001, special charges of €262 million were recorded for the impairment of goodwill due to the deterioration in the outlook of the acrylates and oxo business lines and certain products in the specialties business line. Management of Celanese determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows. These write-downs are included in additions to amortization.

13.    Income Taxes

       Celanese is headquartered in Germany. Germany has both a corporate tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate tax purposes. The German corporate tax rate is 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax payable, the effective corporate income tax rate in Germany is 26.38 percent.

       Deferred taxes for the German companies are being provided at a 40 percent rate, which represents a combined German federal corporate tax rate and the trade income tax. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

       Prior to January 1, 2001 and the enactment of the German Tax Reduction Law, German federal corporate tax law provided for a split tax rate to determine German federal corporate income tax. Undistributed corporate income was initially subject to a German federal corporate tax of 40 percent in fiscal years 2000 and 1999, respectively, plus a solidarity surcharge of 5.5 percent on the corporate tax payable. Including the surcharge, the German corporate tax rate was 42 percent in both years. With respect to any distributed income in fiscal years 2000 and 1999, the corporate income tax rate for those earnings was adjusted down from 42 percent to 32 percent after the solidarity surcharge levy.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13.   Income Taxes – (continued)

	2001	2000	1999

	(in € millions)

Earnings (loss) before income tax, minority interests, discontinued operations and extraordinary expense:
Germany	133	171	(216)
U.S.	(769)	(146)	(290)
Other	104	114	(86)

Total	(532)	139	(592)

Provision (benefit) for income taxes:
Current:
Germany	43	52	3
U.S.	67	(170)	(17)
Other	23	50	36

Total current	133	(68)	22

Deferred:
Germany	(46)	13	(50)
U.S.	(207)	133	(41)
Other	(18)	6	(14)

Total deferred	(271)	152	(105)

Income tax (benefit) provision	(138)	84	(83)

Effective income tax rate reconciliation:
      A reconciliation of income tax (benefit) provision for the years ended
      December 31, 2001, 2000 and 1999 determined by using the applicable statutory rate of 40% for 2001 and 45% for both 2000 and 1999 follows:
Income tax (benefit) provision computed at statutory tax rates	(213)	63	(266)
Increase (decrease) in taxes resulting from:
Change in valuation allowance	(65)	(65)	83
Equity income	(3)	(5)	(5)
Non-deductible amortization and impairment	120	24	15
Investments	–	(5)	1
Import/export activities	–	1	5
Additional U.S. tax provision	–	–	10
U.S. foreign tax credit/Subpart F income	13	15	(6)
U.S. tax rate differentials	39	14	29
Other foreign tax rate differentials	(44)	(14)	37
Valuation adjustments in subsidiaries	–	64	–
Enacted changes in tax rates	–	(4)	–
Other	15	(4)	14

Income tax (benefit) provision	(138)	84	(83)

       In 2001, Celanese recognized an income tax benefit of €138 million as compared to a provision of €84 million in 2000. The effective tax rate was 26 percent in 2001 as compared to 60 percent in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany (€46 million), the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13.   Income Taxes – (continued)

       In 2000, Celanese recognized an income tax provision of €84 million as compared to a benefit of €83 million in 1999. The effective tax rate was 60 percent as compared to 14 percent in 1999. The effective tax rate in 2000 was affected by tax provisions for valuation adjustments recognized in 2000 related to prior year tax events (€64 million) and the utilization of net operating loss carryforwards in Germany, partially offset by non-deductible goodwill amortization. The effective tax rate in 1999 was impacted by goodwill amortization, new tax consolidation rules in Mexico and losses in Germany for which no benefit was recognized.

       The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000

	(in € millions)

Postretirement obligations	368	231
Accrued expenses	160	148
Net operating loss carryforwards	384	264
Investments	28	4
Other	81	37

Subtotal	1,021	684
Valuation allowance	(199)	(260)

Deferred tax assets	822	424

Depreciation	192	234
Interest	11	8
Inventory	27	33
Other	8	5

Deferred tax liabilities	238	280

Net deferred tax assets	584	144

       A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexico net operating loss carryforwards, which may not be realizable. Based on Celanese’s historical and current pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2001 and 2000.

       At December 31, 2001, Celanese has net operating loss carryforwards of approximately €779 million, primarily in the United States, Germany and Mexico with varying expiration dates. In addition, Celanese has capital loss carryforwards of €228 million in the United States, which will expire in 2004.

       Provision has not been made for income taxes or foreign withholding taxes on any cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14.   Accounts Payable and Accrued Liabilities

	2001	2000

	(in € millions)

Accounts payable trade	617	629
Accrued salaries and benefits	183	187
Accrued environmental	47	63
Accrued restructuring	138	79
Insurance loss reserves	203	198
Accrued legal	55	53
Accounts payables to Affiliates	36	57
Other	223	253

Total accounts payable and accrued liabilities	1,502	1,519

15.   Debt

Short-term borrowings and current installments of long-term debt

	At December 31,		Weighted Average Interest Rates

	2001	2000	2001	2000

	(in € millions)

Current installments of long-term debt	8	23	5.7%	1.0%
Commercial paper	–	20	4.3%	6.4%
Bank loans	19	88	4.3%	7.3%
Short-term borrowings from Affiliates	240	283	3.5%	4.8%

Total short-term borrowings and current installments of long-term debt
	267	414

       Celanese has a U.S. $700 million (€794 million) commercial paper program at December 31, 2001. Celanese maintains committed revolving credit lines and term loans with several banks aggregating €1,656 million at December 31, 2001; the aggregate unused part thereof amounts to €1,343 million, of which U.S. $335 million (€380 million) were used as credit backup for Celanese’s commercial paper program.

       Celanese had outstanding letters of credit amounting to €110 million at December 31, 2001 and €171 million at December 31, 2000.

       Short-term borrowings and current installments of long-term debt are principally denominated in U.S. dollars and euro. The weighted average interest rate in 2000 for current installments of long-term debt excludes the impact of a supplemental redemption amount paid at the maturity of a note. An interest rate swap was designated to this note, including the supplemental redemption amount, and resulted in a fixed interest rate of 6.7 percent. This note was included in the other line of long-term debt. (See Note 23)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

15.   Debt – (continued)

Long-term debt

	At December 31,

	2001	2000

	(in € millions)

Term notes:
6.125% notes, due 2004	28	27
7.125% medium-term notes, due 2009	16	15
Variable rate loans with interest rates as of December 31, 2000, or the debt maturity date if paid off in 2001, adjusted periodically:
Due in 2003	–	54
Due in 2003, interest rate of 2.01%	113	107
Due in 2005, interest rate of 2.28%	199	188
Due in 2005	–	54
Due in 2005	–	54
Pollution control and industrial revenue bonds, interest rates ranging from 5.2% to 9.0%, due at various dates through 2026
	248	235
Obligations under capital leases, due at various dates through 2012	17	19
Other	–	21

Subtotal	621	774
Less: Current installments of long-term debt	8	23

Total long-term debt	613	751

       Substantially all of the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, entered into by Celanese subsidiaries, include equity ratio and other covenants that limit their ability to enter into certain transactions. As of December 31, 2001, Celanese was in compliance with all debt covenants.

       Due to majority ownership clauses in the third party debt instruments, certain instruments had to be terminated by Celanese in connection with the demerger. Accordingly, Celanese incurred early termination costs of €15 million, net of €10 million in taxes, which are included as an extraordinary item in 1999 in the accompanying consolidated statement of operations.

The maturities in 2002 and thereafter are as follows:

Total

(in € millions)

2002	267
2003	120
2004	48
2005	201
2006	2
Thereafter	242

Total	880

       Celanese recorded interest expense of €81 million, €75 million and €111 million in 2001, 2000 and 1999, respectively, of which €69 million, €65 million and €104 million, respectively, related to borrowings noted above. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments and other liabilities.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16.   Other Liabilities

	2001	2000

	(in € millions)

Pension and postretirement medical and life obligations (See Note 19)	1,159	828
Environmental liabilities (See Note 25)	294	356
Insurance liabilities	214	299
Other	266	274

Total other liabilities	1,933	1,757

       Celanese was required to recognize an additional minimum liability for underfunded pension obligations of €411 million for 2001 as compared to €11 million for 2000. (See Note 19)

17.   Cost of Raw Materials and Supplies

       The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

	2001	2000	1999

	(in € millions)

Cost of raw materials, supplies and merchandise	2,936	3,031	2,682
Cost of services purchased (primarily energy)	609	496	348

Total cost of raw materials and supplies	3,545	3,527	3,030

18.   Personnel Expenses

       The following personnel expenses reflect total costs incurred by continuing and discontinued operations in therespective periods:

	2001	2000	1999

	(in € millions)

Wages and salaries	767	777	814
Social security contributions	82	85	87
Other	77	125	102

Personnel expenses excluding pensions and similar benefits and restructuring severance expenses	926	987	1,003
Pensions and similar benefits	125	127	122

Personnel expenses excluding restructuring severance expenses	1,051	1,114	1,125
Restructuring severance expenses	133	46	116

Total cost of personnel expenses	1,184	1,160	1,241

19.   Benefit Obligations

       Pension obligations – Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee’s compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

       Defined benefit pension plans exist at certain locations in Europe and North America. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are generally prepared annually.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19.   Benefit Obligations – (continued)

       Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese may match these contributions in varying amounts. Celanese’s contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated €15 million in 2001 and €17 million in 2000.

       Other postretirement benefit plans – Certain retired employees receive postretirement medical benefits under plans established by Celanese. These plans can be modified or terminated at any time by Celanese. Nearly all Celanese employees in the U.S. are eligible to receive such benefits after reaching age 55 at termination, with a minimum of 10 years of service. Generally, the percentage of premium for plan coverage shared by Celanese and the employee is based upon years of service. Post-65 retirement medical coverage was eliminated for all employees under age 50 on January 1, 2001, and all employees hired or rehired after January 1, 2001.

	Pension Benefits		Other Benefits

	2001	2000	2001	2000

	(in € millions)
Change in benefit obligations
Benefit obligations at beginning of year	2,307	2,155	399	416
Service cost	36	34	3	4
Interest cost	181	175	31	31
Participant contributions	1	1	7	6
Plan amendments	8	14	–	(10)
Actuarial (gains) losses	209	(27)	104	(40)
Acquisitions	–	14	–	1
Special termination benefits	1	(7)	–	–
Divestitures	–	(13)	–	–
Settlements	(22)	(45)	–	–
Curtailments	–	(11)	–	–
Benefits paid	(165)	(148)	(52)	(41)
Foreign currency exchange rate changes	122	165	23	32

Benefit obligations at end of year	2,678	2,307	515	399

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19.   Benefit Obligations – (continued)

	Pension Benefits		Other Benefits

	2001	2000	2001	2000

	(in € millions)

Change in plan assets
Fair value of plan assets at beginning of year	1,994	1,765	–	–
Actual (loss) return on plan assets	(302)	324	–	–
Company contributions	134	38	45	35
Participant contributions	1	1	7	6
Acquisitions	–	–	–	–
Divestitures	–	(74)	–	–
Settlements	(18)	(48)	–	–
Benefits paid	(165)	(148)	(52)	(41)
Foreign currency exchange rate changes	97	136	–	–

Fair value of plan assets at end of year	1,741	1,994	–	–

Funded status	(937)	(313)	(515)	(399)
Unrecognized prior service cost (benefit)	56	58	(10)	(10)
Unrecognized actuarial loss (gain)	558	(129)	140	33
Unrecognized net transition asset	(4)	(8)	–	–
Fourth quarter contribution	119	67	12	13

Net amount recognized	(208)	(325)	(373)	(363)

Amounts recognized in the accompanying consolidated
Balance sheets
Accrued benefit cost	(670)	(352)	(373)	(363)
Intangible asset(1)	51	16	–	–
Accumulated other comprehensive income (loss)	411	11	–	–

Net amount recognized	(208)	(325)	(373)	(363)

(1)	Amount is classified as other assets on the consolidated balance sheets.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19.   Benefit Obligations – (continued)

       For measurement purposes, a 5.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed in 2001 and later.

	Persion Benefits			Other Benefits

	2001	2000	1999	2001	2000	1999

	(in € millions)

Components of net periodic benefit cost
Service cost	35	33	36	3	4	4
Interest cost	182	175	142	31	31	26
Expected return on plan assets	(174)	(160)	(129)	–	–	–
Amortization of prior service cost	15	8	9	(1)	–	–
Recognized actuarial loss	–	1	10	–	–	1
Amortization of the unamortized obligation	(2)	(2)	(2)	–	–	–
Curtailment loss (gain)	1	6	5	–	–	(3)
Settlement loss	1	2	–	–	–	–

Net periodic benefit cost	58	63	71	33	35	28

Weighted-average assumptions as of September 30,
Discount rate	7.20%	7.70%	7.60%	7.25%	7.70%	7.50%
Expected return on plan assets	8.20%	8.20%	8.60%	–	–	–
Rate of increase in future compensation levels	3.40%	3.70%	3.40%	–	–	–

       The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €2,553 million, €2,436 million and €1,615 million as of December 31, 2001, respectively, and €2,158 million, €2,080 million and €1,822 million as of December 31, 2000, respectively.

       In 2001, Celanese recorded a €400 million additional minimum liability to other liabilities in the consolidated balance sheet. This resulted from a decline in the value of pension plan assets and a decline in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement in shareholders’ equity was reduced by €255 million, net of taxes of €145 million.

       Included in the pension obligations above are liabilities relating to supplemental retirement plans for certain employees amounting to €208 million and €188 million as of December 31, 2001 and 2000, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled €19 million, €18 million and €22 million for 2001, 2000 and 1999, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which have market values of €139 million and €133 million at December 31, 2001 and 2000, respectively, and recognized interest income of €7 million, €8 million and €6 million for 2001, 2000 and 1999, respectively.

       Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease

	(in € millions)

Effect on total of service and interest cost components	2	(2)
Effect on postretirement obligation	28	(25)

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19.   Benefit Obligations – (continued)

       The following table represents additional pension liabilities and other similar obligations:

	2001	2000

	(in € millions)

Other Obligations
Long-term disability	85	81
Other	31	32

	116	113

20.    Shareholders’ Equity

       Prior to the Effective Date, shareholders’ equity represented the historical equity of the Businesses and activities combined as Celanese. Pre-distribution equity represented equity less accumulated other comprehensive income (loss) of the combined Businesses and the effects of transfers between Celanese and Hoechst which do not give rise to receivables or payables intended to be settled between these two groups of companies.

       Upon the Effective Date, Hoechst shareholders received a distribution from Hoechst in the form of Celanese shares as a result of the demerger. Each Hoechst shareholder received one (1) share of Celanese for every ten (10) shares of Hoechst they held. Hoechst did not retain any Celanese shares following the distribution.

       At the Annual General Meeting of Celanese AG held on May 9, 2000, shareholders authorized the Board of Management to acquire by November 9, 2001, Company shares representing up to a maximum of 10 percent of its 55,915,369 shares outstanding. During 2000, Celanese repurchased 5,591,500 shares at a total cost of €123 million, of which €4 million was incurred during 1999 related to the purchase of call options. During 2001 and 2000, respectively, 8,536 shares and 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

       In 2001, total shareholders’ equity was reduced by €255 million, net of taxes, for an additional minimum liability adjustment for pensions. (See Note 19)

       Comprehensive income (loss), which is displayed in the consolidated statement of shareholders’ equity, represents net earnings (loss) plus the results of certain shareholders’ equity changes not reflected in the consolidated statement of operations.

       The after-tax components of accumulated other comprehensive income (loss) are as follows:

	Unrealized Gain/ (Loss) on Securities	Foreign Currency Translation	Minimum Pension Liability	Unrealized Loss on Derivative Contracts	Accumulated Other Comprehensive Income/ (Loss)

	(in € millions)

Balance at December 31, 1998(1)	10	(125)	–	–	(115)
Current-period change	(11)	261	44	–	294

Balance at December 31, 1999	(1)	136	44	–	179
Current-period change	7	44	(7)	–	44

Balance at December 31, 2000	6	180	37	–	223
Current-period change	(4)	35	(255)	(4)	(228)

Balance at December 31, 2001	2	215	(218)	(4)	(5)

(1)	Balances as of December 31, 1998 have been restated from Deutsche Mark into euro using the Official Fixed Exchange Rate as of January 1, 1999.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.   Stock-based Compensation

       In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the “1997 Hoechst SAR Plan”) and the Hoechst 1998 Stock Option Plan (the “1998 Hoechst Option Plan”) for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhône-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

       During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 stock appreciation rights (“Rights”). These Rights have a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was €37.73 per share. Rights remaining unexercised as of September 9, 2002 will automatically be exercised as of that date only if the closing price of the shares are at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan have been modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of €37.73 per Hoechst share has been converted to €45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500, of which 61,912 Rights remain outstanding as of December 31, 2001. The creation of Aventis triggered a change of control provision contained in the 1997 Hoechst SAR Plan and accordingly, these rights are now considered fully vested. Additionally, all hurdles for the exercise of the Rights were eliminated. As part of the demerger, Hoechst has agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan.

       During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was €34.88 per share. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from €34.88 per Hoechst share to €42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan and accordingly, these rights were considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2001, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares under option were converted to 43,750 Celanese Rights, all of which remain outstanding as of December 31, 2001. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at €16.37 per share.

       Celanese employees who chose to receive a cash distribution were paid €15.30 per Hoechst option. Celanese recognized expense of less than €1 million in 2001, 2000 and 1999 for the 1998 Hoechst Option Plan.

       During 1999, Celanese adopted the Equity Participation Plan (the “1999 Celanese EPP”) and the Long-Term Incentive Plan (the “1999 Celanese LTIP”). The 1999 Celanese EPP covers the Board of Management and executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.   Stock-based Compensation – (continued)

or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese’s peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 2 million remain outstanding at December 31, 2001. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €5 million, €4 million and less than €1 million for the 1999 Celanese EPP during 2001, 2000 and 1999, respectively.

       The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the participants under the 1999 Celanese LTIP, of which 1.9 million remain outstanding at December 31, 2001. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €5 million, €3 million and less than €1 million for the 1999 Celanese LTIP in 2001, 2000 and 1999, respectively.

       Effective January 16, 2001, Celanese adopted the Long-Term Incentive Plan (the “2000 Celanese LTIP”). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performances of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP, all of which remain outstanding at December 31, 2001. Celanese recognized expense of approximately €1 million during 2001 for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was €19.56 per share.

       Celanese adopted a Stock Participation Plan (the “2000 Celanese SPP”) on January 15, 2001. Under this plan, every eligible employee who purchased a prescribed amount of Celanese stock during the plan designated period in the first quarter of 2001 received a 35 percent reimbursement from Celanese. As a result, compensation expense of €2 million was recognized during 2001 for the 2000 Celanese SPP.

       During 2001, 8,536 shares of treasury stock and the cash equivalent of 683 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation. During 2000, 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.   Stock-based Compensation – (continued)

       A summary of the activity related to SAR plans as of and for the years ended December 31, 2001, 2000 and 1999 is presented (SARs in millions):

	2001		2000		1999

	Number of SARs	Weighted- Avg. Grant Price	Number of SARs	Weighted- Avg. Grant Price	Number of SARs	Weighted- Avg. Grant Price

	(in € millions)

Outstanding at beginning of year	4.5	16.37	5.0	16.37	–	–
Granted	2.1	19.41	–	–	5.0	16.37
Exercised	(0.5)	16.37	(0.2)	16.37	–	–
Forfeited	(0.2)	16.37	(0.3)	16.37	–	–

Outstanding at end of year	5.9	17.45	4.5	16.37	5.0	16.37

SARs exercisable at end of year	3.9	16.37	–	–	–	–

22.   Leases

       Total minimum rent charged to operations under all operating leases was €58 million, €62 million and €67 million in 2001, 2000 and 1999, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

	Capital	Operating

	(in € millions)

2002	3	50
2003	3	47
2004	3	43
2005	3	40
2006	3	34
Later years	8	159
Sublease income	–	(12)

Minimum lease commitments	23	361

Less amounts representing interest	6

Present value of net minimum lease obligations	17

       The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

       Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

23.   Financial Instruments

       In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to cover interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

       Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s debt composition. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of €340 million and €344 million at December 31, 2001 and 2000, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.   Financial Instruments - (continued)

from hedging activities relating to interest rate swaps of €6 million in 2001 and €1 million in 2000. As of December 31, 2001, Celanese’s interest rate swaps, designated as cash flow hedges, resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

       For periods prior to the Effective Date, Hoechst managed its interest rate risk exposure on a worldwide basis, of which Celanese was a component. Pursuant to the Demerger Agreement, Celanese maintained interest rate swaps that were used to hedge variable rate debt of Celanese as well as other Hoechst affiliates. In the periods prior to the Effective Date, the excess notional values of these swaps over the variable rate debt being maintained by Celanese had not been marked to market in the accompanying Consolidated Financial Statements. On the Effective Date, Celanese recognized a mark to market adjustment of €1 million, associated with these excess swaps, as an equity adjustment and a corresponding deferred credit to be amortized over the remaining life of the swaps. Additionally, Celanese unwound the excess swaps that previously hedged the Hoechst related debt, which resulted in a €1 million charge to the consolidated statement of operations in 1999.

       In September 1999, Celanese tendered a portion of its outstanding variable rate debt. As a result, Celanese unwound the related interest rate swaps associated with this variable rate debt and recorded the related costs as a component of extraordinary expense in the consolidated statement of operations in 1999.

Foreign Exchange Risk Management

       Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, anticipated exposure. Contracts with notional amounts totaling approximately €1,013 million and €865 million at December 31, 2001 and 2000, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, Mexican pesos and Canadian dollars. Certain of Celanese’s foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During the year ended December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities therefore, there was no material net effect in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities. As a result, a net gain of approximately €30 million was recorded to interest and other income, net in 2000.

Commodity Risk Management

       Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2001, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50 percent of its natural gas requirements, generally for 3 to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.   Financial Instruments - (continued)

commodity upon settlement of the contract. Celanese recognized a loss of €2 million from natural gas swap contracts in 2001. There is no material impact on the balance sheet at December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of less than €1 million at December 31, 2001 is recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in Celanese’s consolidated statement of operations.

Stock Based Compensation Risk Management

       During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 LTIP. These options have a maturity of two years, a strike price of €19.56 per share and an average premium of €4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2001 of €4 million and €1 million was recorded as an increase to accumulated other comprehensive income (loss).

       As of December 31,1999, Celanese purchased call options to purchase 1.2 million shares of Celanese stock to offset its exposure of the LTIP and EPP. These options had a maturity of six months, a strike price of €16.3705 per share and an average premium of €3.16 per share so that the total premium paid through December 31, 1999 amounted to €4 million. The market value of these options at December 31, 1999 was €4 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, €4 million was recorded as a decrease to additional paid in capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid-in-capital was increased and treasury stock was decreased for €4 million.

Fair Value of Financial Instruments

       Summarized below are the carrying values and estimated fair values of Celanese’s financial instruments as of December 31, 2001 and 2000. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2001		2000

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(in € millions)

Other assets – investments	273	273	306	306
Long-term debt	613	633	751	761
Debt-related derivative instruments	(11)	(11)	–	11
Foreign exchange-related derivative instruments	(19)	(19)	–	45
Call options on Celanese stock	4	4	–	–

       At December 31, 2001 and 2000, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 24)

       Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

       The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2001, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.   Commitments and Contingencies

       Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business, relating to such matters as product liability, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these lawsuits, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25)

Plumbing Actions

       CNA Holdings, Inc. (“CNA Holdings”), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company (“Shell”) and E. I. du Pont de Nemours (“DuPont”), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona’s acetal copolymer in similar applications, CNA Holdings does not believe Ticona’s acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings’ exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

       CNA Holdings has been named a defendant in nine putative class actions as well as a defendant in other non-class actions filed in thirteen states and Canada. Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001. In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs’ appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. An individual action (by Prudential Property & Casualty Insurance Company with respect to its subrogation claims) that was pending in the Superior Court of New Jersey, Camden has been settled for a minimal amount and was dismissed by the court.

       In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies have agreed to fund such replacements and reimbursements up to U.S. $950 million. There are additional pending lawsuits in approximately 20 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings. In February 2000, CNA Holdings and Shell reached an agreement on the allocation of certain payments already made to the claimants and certain future payments between the parties pursuant to which Celanese paid Shell an amount which was fully accrued for in prior periods.

       In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings’ and Shell’s contributions under this settlement were subject to allocation as determined by binding arbitration. In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and certain of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure resulted in a partial declaratory judgment in CNA Holdings’ favor. As a result, settlements have been reached with a majority of CNA Holdings’ insurers specifying their responsibility for such claims.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.   Commitments and Contingencies – (continued)

       CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2001, Celanese had accrued an aggregate of €109 million for this matter, of which €33 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese’s insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2001, Celanese had recorded €126 million in outstanding insurance claim receivables that are expected to be collected within the next five years. Collectability could vary depending on the financial status of the insurance carriers.

Sorbates Litigation

       In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government’s investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed a penalty as recommended in the plea agreement.

       In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. During 2000 and 2001, Hoechst and Nutrinova entered into settlement agreements relating to actions pending in the states of California, Wisconsin, Kansas, New Mexico and Tennessee. Pursuant to these settlement agreements, all of which have been approved by the courts, Hoechst and Nutrinova paid a total of about U.S. $6 million. Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000, the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst and the named Celanese subsidiaries paid approximately U.S. $21 million, U.S. $6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to exclude themselves from the class settlement. The remaining actions are still in the early stages of litigation.

       Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has accrued liabilities aggregating €29 million at December 31, 2001 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2001. Although the outcome of this matter cannot be predicted with certainty, management’s best estimate of the range of possible future losses (in addition to the amounts already recorded in the consolidated financial statements) as of December 31, 2001 is between €0 and €30 million. The estimated range of such possible future losses is management’s best estimate based on the advice of external counsel taking into consideration potential fines and claims that may be imposed or made in other jurisdictions.

       Pursuant to the Demerger Agreement, Hoechst has agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital from this indemnification. The additional reserve and the estimated range of

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.   Commitments and Contingencies – (continued)

possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese’s financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Other Matters

       In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of “take-or-pay” contracts for the purchase of raw materials and utilities. At December 31, 2001, Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2001, there were outstanding commitments relating to capital projects of approximately €95 million.

       In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier’s inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared force majeure for acetic acid and vinyl acetate monomer to its Asian customers. Force majeure remained in effect until March 16, 2001. Celanese and the supplier came to an agreement on March 20, 2001, whereby Celanese received a compensation payment of €35 million, €4 million of which was recognized in 2000. Celanese received a subsequent payment in second quarter 2001 of €8 million for compensation related to April and May 2001. The problems associated with the carbon monoxide supplier were resolved in the first half of 2001.

25.   Environmental

       General – Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations.

       In 2001, Celanese’s worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. superfund sites totaled €106 million, of which €8 million was for capital projects.

       It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2002, management believes that the current spending trends will continue.

       Remediation – Due to its industrial history Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. (See Note 5)

       In 2001, 2000 and 1999, the total remediation efforts amounted to €8 million, €23 million and €77 million, respectively. Celanese recognized €3 million of accretion in each of the three years 2001, 2000 and 1999 related to a discounted liability for certain fixed period remediation projects. The discount rate applied to these projects was 6 percent. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

       Celanese recorded recoveries of €1 million and €17 million in 2001 and 2000, respectively. There are no receivables for recoveries at December 31, 2001 and 2000.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.   Environmental – (continued)

       German InfraServs – Celanese has manufacturing operations at three locations in Germany: Oberhausen, Höchst, and Kelsterbach, and is holding interests in the companies which own and operate the former Hoechst sites in Wiesbaden and Knapsack. On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies (“InfraServs”) were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.

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

       In view of this potential obligation to eliminate residual contamination, the InfraServs have recorded provisions totaling about €259 million as of December 31, 2001, a portion of which may be recoverable from Hoechst. Of the €259 million total provision, €58 million has been included in the consolidated reserves for environmental liabilities of Celanese. The provision of €58 million was recorded for measures ordered by German authorities, mainly for landfill and land reclamation activities of InfraServ GmbH & Co. Deponie Knapsack KG (“Deponie”). Those measures were verified by third-party appraisals determining the amount of provision. Based on the facts and circumstances at December 31, 2001, no additional charges are expected. In December 2001, Celanese agreed to sell its interest in Deponie to Trienekens AG, a company active in all areas of waste management and majority-owned by RWE AG, one of Germany’s biggest utility companies. The transaction will be finalized upon the approval of the German merger control authority. In the proposed transaction the above-mentioned €58 million reserve, Deponie’s financial assets, and receivables due from Celanese, as well as all of Deponie liabilities (including those corresponding to the reserve) will be transferred to the buyer.

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

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25.   Environmental – (continued)

       The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese’s ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2001:

Company	Ownership %	Liability %

InfraServ GmbH & Co. Gendorf KG	39.0%	10.0%
InfraServ GmbH & Co. Oberhausen KG	84.0%	75.0%
InfraServ GmbH & Co. Knapsack KG	27.0%	22.0%
InfraServ GmbH & Co. Deponie Knapsack KG	100.0%	100.0%
InfraServ GmbH & Co. Kelsterbach KG	100.0%	100.0%
InfraServ GmbH & Co. Höchst KG	31.2%	40.0%
InfraServ GmbH & Co. Wiesbaden KG	17.9%	0.0%
InfraServ Verwaltungs GmbH	100.0%	0.0%

       U.S. Superfund Sites – In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as “Superfund”) for investigation and cleanup costs at approximately 100 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties (“PRP”) under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2001 and 2000, Celanese had provisions totaling €16 million and €13 million, respectively, for U.S. Superfund sites and utilized €2 million and €3 million of these reserves in 2001 and 2000, respectively. Additional provisions of €5 million were recorded during 2001 as a result of a comprehensive reevaluation of obligations in North America. There were no additional provisions recorded during 2000 or 1999.

       As events progress at each site for which it has been named a PRP, Celanese accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, Celanese considers its shipment of waste to a site, its percentage of total waste shipped to the site, the types of wastes involved, the conclusions of any studies, the magnitude of any remedial actions that may be necessary, and the number and viability of other PRPs. Often Celanese will join with other PRPs to sign joint defense agreements that will settle, among PRPs, each party’s percentage allocation of costs at the site. Although the ultimate liability may differ from the estimate, Celanese routinely reviews the liabilities and revises the estimate, as appropriate, based on the most current information available.

       Hoechst Liabilities – In connection with the demerger, Celanese agreed to indemnify Hoechst for the first €250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. Celanese has reserved approximately €111 million for these that is included as a component of the total environmental reserves discussed below. Payments made have totaled €20 million. If such future liabilities exceed €250 million, Hoechst will bear such excess up to an additional €500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any accrued liabilities relative to this indemnification.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

26.   Special Charges

       Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other benefit programs, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The components of the 2001 and 2000 restructuring charges were as follows:

	Employee Termination Benefits	Plant/Office Closures	Total

	(in € millions)

Restructuring reserve at December 31, 1999	108	87	195
Restructuring additions	46	51	97
Cash and noncash uses	(97)	(48)	(145)
Other changes	(24)	(35)	(59)
Currency translation adjustments	4	7	11

Restructuring reserve at December 31, 2000	37	62	99
Restructuring additions	133	105	238
Cash and noncash uses	(66)	(96)	(162)
Other changes	(4)	(15)	(19)
Currency translation adjustments	2	–	2

Restructuring reserve at December 31, 2001	102	56	158

       Included in the above restructuring reserves of €158 million and €99 million at December 31, 2001 and 2000, respectively, are €20 million and €20 million, respectively, of long-term reserves included in other liabilities.

       Project “Focus”, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of last year’s level of €235 million and contribute €100 million to EBITDA from programs to increase efficiency. Project “Forward” was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. The restructuring initiatives detailed below are expected to result in a reduced cost base and operational efficiencies in 2002.

       In 2001, Celanese recorded special charges totaling €530 million, which consisted of €238 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 1999 and 2000 and €319 million of other special charges.

       The €238 million of additions to the restructuring reserve included employee severance costs of €133 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States , €5 million for the shut-down of acetate filament production at Lanaken, Belgium, €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina and €4 million for Trespaphan restructuring in Germany, France, Mexico and the United States.

     The €105 million of additions to the restructuring reserve related to plant and office closures consisted mainly of €74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

26.   Special Charges – (continued)

monomer units in Edmonton. Also included in plant and office closure costs were €11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, €4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, €9 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, €6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and €1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

       In 2001, the Focus and Forward initiatives identified approximately 1,600 positions to be eliminated, of which approximately 500 positions had been eliminated as of December 31, 2001.

       The €19 million of favorable adjustments of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

       The other special charges of €319 million consisted of Chemical Intermediates goodwill impairment of €262 million and fixed asset impairments of €68 million, Acetyl Products fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

       Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (See Note 24) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

       In 2000, Celanese recorded special charges totaling €29 million, which consisted of €97 million of additions to the restructuring reserve, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €9 million of costs for the relocation of production assets associated with restructuring initiatives, and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24)

       The €97 million of restructuring charges included employee severance costs of €46 million and plant and office closure costs of €51 million. Employee severance costs of €33 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of €35 million upon completion of these initiatives.

       The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

       The €59 million of favorable adjustments to the 1999 restructuring reserves consisted of employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to a modification in Ticona’s employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

26.   Special Charges – (continued)

of lease obligations of former administrative facilities in the U.S. and Canada (€28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

       Special charges of €9 million consisted of non-restructuring charges related to the move of the oriented polypropylene (“OPP”) film production assets from Swindon, UK to Mantes, France (€6 million) and the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives (€3 million).

       In 1999, Celanese recorded special charges totaling €559 million, of which €218 million was recorded as an addition to the restructuring reserve. The increase to the restructuring reserve pertained primarily to employee termination severance costs of €116 million. The €116 million was comprised mainly of €15 million for the restructuring of Mexican production facilities, €23 million related to the Ticona business, €13 million was due to the restructuring of Canadian production facilities, €22 million pertained to the Acetate business in both the U.S. and Europe, €15 million for both U.S. and European chemical businesses, €10 million for the shutdown of an OPP production line at a European plant, and €5 million resulted from Hoechst’s reorientation of basic research. In addition, €12 million was recorded due to the closure of administrative facilities in Canada and Mexico.

       In 1999, Celanese also recognized €102 million of restructuring costs for plant and office closures, of which €29 million related to 3 facilities in Mexico, €30 million pertained to closure costs associated with administrative facilities in the U.S. and Canada, €15 million for contractual losses and other closure costs associated with the shutdown of an acetaldehyde unit in Europe, and €12 million for the impairment of fixed assets and other closure costs associated with the shutdown of an OPP production line at a European plant. In addition, €16 million was recorded for fixed asset impairments and closure costs associated with the shutdown of an acetate facility in Canada.

       Special charges of €341 million in 1999 pertained primarily to the recognition of a €128 million charge as a result of the plumbing cases (See Note 24), €75 million related to the antitrust actions related to the sorbates industry (See Note 24), €56 million for fixed asset impairments which related primarily to the Chemical Intermediates and Acetate businesses, €28 million for costs associated with the demerger, €52 million for costs associated with previously divested Hoechst entities of which €40 million related to environmental.

       In 1999, new restructuring initiatives identified approximately 2,000 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27.   Business and Geographical Segments

       Information with respect to Celanese’s industry segments follows:

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

       Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

       Performance Products includes Trespaphan, the OPP films business, and Nutrinova, the high intensity sweetener and food protection ingredients business.

       The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 2. Celanese evaluates performance based on earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding special charges. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets. EBITDA, excluding special charges, should be considered in addition to, not as a substitute for, operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

       Trade Working Capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

       Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27.   Business and Geographical Segments – (continued)

	Acetyl Products	Chemical Intermediaries	Acetate Products	Ticona	Performance Products	Total Segments	Reconciliations	Consolidated

	(in € millions)

2001:
Sales to external customers	2,062	977	762	773	440	5,014	83	5,097
Inter-segment revenues	93	82	–	–	–	175	(175)	–
Operating profit (loss)	(73)	(409)	(32)	(15)	39	(490)	(38)	(528)
EBITDA excluding special charges	208	27	91	52	75	453	(33)	420
Depreciation	123	61	63	53	28	328	3	331
Amortization	33	17	10	23	4	87	–	87
Capital expenditures	43	30	35	97	16	221	10	231
Special charges	125	358	50	(9)	4	528	2	530
Intangible assets, net	587	15	174	390	5	1,171	–	1,171
Trade working capital	280	182	108	93	85	748	(61)	687
Total assets	2,055	680	800	1,514	350	5,399	1,665	7,064
2000:
Sales to external customers	2,023	1,012	756	923	409	5,123	84	5,207
Inter-segment revenues	83	73	–	–	–	156	(156)	–
Operating profit (loss)	(10)	(24)	9	96	33	104	(21)	83
EBITDA excluding special charges	200	50	92	140	74	556	(56)	500
Depreciation	111	54	65	51	28	309	(7)	302
Amortization	31	16	10	22	7	86	–	86
Capital expenditures	80	40	30	58	18	226	9	235
Special charges	68	4	8	(29)	6	57	(28)	29
Intangible assets, net	598	283	176	391	9	1,457	–	1,457
Trade working capital	432	239	143	192	98	1,104	(111)	993
Total assets	2,251	1,119	830	1,592	425	6,217	1,425	7,642
1999:
Sales to external customers	1,487	847	739	788	397	4,258	60	4,318
Inter-segment revenues	74	37	–	–	–	111	(111)	–
Operating profit (loss)	(65)	(47)	(46)	(96)	(93)	(347)	(174)	(521)
EBITDA excluding special charges	89	84	95	123	42	433	(56)	377
Depreciation	81	61	54	49	27	272	3	275
Amortization	20	13	6	16	9	64	–	64
Capital expenditures	127	46	30	40	12	255	7	262
Special charges	53	57	81	154	99	444	115	559
Intangible assets, net	535	277	173	381	16	1,382	–	1,382
Trade working capital	297	242	186	187	101	1,013	(33)	980
Total assets	1,805	1,221	916	1,493	518	5,953	1,574	7,527

       The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions.

       Additionally, Celanese recognized special charges in 2001, 2000 and 1999 primarily related to restructuring costs, fixed asset write-offs, environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 26)

       Other operating entities consist of ancillary businesses as well as companies which provide infrastructure and procurement services. Effective July 1, 2000, Celanese Advanced Materials, Inc., formerly known as advanced fiber materials (“AFM”), which is comprised of the performance polymer (polybenzimidazole or “PBI”) and the Vectran® polymer fiber product lines, was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. Celanese Advanced Materials, Inc. had sales to external customers of €24 million and €17 million in 2000 and 1999, respectively, of which €11 million was included in Other Activities for 2000.

CELANESE AG AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27.   Business and Geographical Segments – (continued)

     The following table presents financial information based on the geographic location of Celanese’s facilities:

	North America	Thereof USA	Thereof Canada	Thereof Mexico	Europe	Thereof Germany	Asia	Rest of World	Consolidated

	(in € Millions)

2001:
Total assets	4,923	3,828	264	831	1,346	1,196	489	306	7,064
Property, plant and equipment, net	1,440	1,143	55	242	347	297	244	5	2,036
Operating profit (loss)	(679)	(428)	(40)	(211)	79	83	64	8	(528)
Net sales	2,710	2,137	240	333	1,901	1,537	419	67	5,097
Depreciation and amortization	318	229	21	68	68	58	31	1	418
Capital expenditures	157	138	4	15	72	61	2	–	231
2000:
Total assets	5,223	3,863	316	1,044	1,566	1,355	492	361	7,642
Property, plant and equipment, net	1,545	1,222	80	243	358	304	259	7	2,169
Operating profit (loss)	4	(4)	31	(23)	70	71	(5)	14	83
Net sales	2,957	2,395	219	343	1,867	1,514	307	76	5,207
Depreciation and amortization	296	202	23	71	68	55	22	2	388
Capital expenditures	118	78	4	36	74	62	43	–	235
1999:
Total assets	5,394	4,042	335	1,017	1,611	1,265	259	263	7,527
Property, plant and equipment, net	1,349	1,031	86	232	362	297	212	9	1,932
Operating profit (loss)	(117)	(32)	(29)	(56)	(411)	(353)	5	2	(521)
Net sales	2,654	2,232	166	256	1,579	1,162	35	50	4,318
Depreciation and amortization	246	174	14	58	82	69	10	1	339
Capital expenditures	98	82	4	12	66	52	98	–	262

28.   Subsequent Events

       On February 21, 2002, Celanese received approval from the German merger control authorities to sell its interest in InfraServ GmbH & Co. Deponie Knapsack KG, or Deponie, to Trienekens AG, a company active in all areas of waste management and majority owned by RWE AG, one of Germany’s biggest utility companies. The sale is scheduled to close in March 2002. Deponie’s financial assets, including statutory cash reserves of €58 million, required to be held in reserve by the German authorities to support landfill and land reclamation activities, receivables, as well as all of Deponie’s liabilities (including those corresponding to the cash reserve) will be transferred to the buyer upon closing of the sale. Celanese expects to record a book gain of approximately €6 million relating to this sale.

       On March 5, 2002, Celanese signed a letter of intent with Degussa AG to set up a 50-50 joint venture for oxo products. Under the terms of the letter of intent, Celanese plans to contribute its European oxo activities and Degussa its Oxeno subsidiary’s propylene-based oxo business to the joint venture. The transaction is subject to the completion of negotiations, satisfaction of conditions and clearance by the relevant merger control authorities, and no assurance can be given that the transaction will be consummated on the terms outlined in the letters of intent or will occur at all.

CELANESE AG AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Allowances for Doubtful Accounts (in € millions)

Balance as of December 31, 1999	40
Provisions, net of reversals	(7)
Recoveries	(3)
Charge-offs	(9)
Translation Adjustments	3

Balance as of December 31, 2000	24
Provisions, net of reversals	9
Recoveries	(4)
Charge-offs	(4)
Translation Adjustments	1

Balance as of December 31, 2001	26