Form 20-F
period 2002-12-31
CELANESE AG
filed 2003-02-28
CIK 1095442

As Filed with the Securities and Exchange Commission on February 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

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

Ordinary Shares with no par value	50,058,476
(as of December 31, 2002)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]               No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]               Item 18 [X]

TABLE OF CONTENTS

Part I

i

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

CURRENCY TRANSLATION

     Since January 1, 1999 Celanese’s Consolidated Financial Statements have been preparted in euro. The Consolidated Financial Statements for the period ending December 31, 1998 have been prepared using the Deutsche Mark or DM and have been restated into euro using the official fixed conversion rate between the euro and the Deutsche Mark of DM 1.95583 per €1.00. Celanese does not represent that these restated euro amounts for the period ended December 31, 1998, actually represent the DM amounts in the Consolidated Financial Statements as prepared or could be converted into DM at the rate indicated. U.S. dollar or U.S.$ amounts as of and for the year ended December 31, 2002 are unaudited, and have been converted solely for the convenience of the readers for 2002 from euro into U.S. dollars, at an exchange rate of U.S.$1.0485 per €1.00, the noon buying rate in the City of New York for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2002. For information regarding recent rates of exchange between euro and U.S. dollar, see “Item 3. Key Information –Exchange Rate Information.” Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

     On February 10, 2003, the Noon Buying Rate for the euro was U.S.$1.0740 per €1.00.

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

     The balance sheet data set forth below for 2002 and 2001, and the statement of operations data for 2002, 2001 and 2000, all of which are set forth below, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet data for 2000, 1999 and 1998 and the statement of operations data for 1999 and 1998 are derived from audited Consolidated Financial Statements not included in this Annual Report.

	Year Ended December 31,
	2002	2002	2001	2000	1999	1998
	(unaudited)	(audited)
	U.S. $(1)	€	€	€	€	€
	(in millions, except for share and per share data, percentages and number of employees)
Statement of Operations Data:
Net sales	4,535	4,325	4,777	4,885	4,048	4,051
Cost of sales	(3,820)	(3,643)	(4,132)	(4,155)	(3,375)	(3,206)
Gross profit	715	682	645	730	673	845
Selling, general and administrative expenses	(494)	(471)	(552)	(541)	(544)	(501)
Research and development expenses	(78)	(74)	(87)	(87)	(71)	(94)
Special charges, net(2)	1	1	(496)	(21)	(538)	(97)
Operating profit (loss)(3)	162	155	(488)	87	(490)	167
Interest and other income, net(4)	11	11	(2)	55	(69)	(72)
Income tax benefit (provision)	(56)	(53)	126	(88)	70	(100)
Minority interests	—	—	—	—	7	(40)
Earnings (loss) from continuing operations	117	113	(364)	54	(482)	(45)
Earnings (loss) from discontinued operations	58	55	(21)	4	290	1
Extraordinary loss, net of income tax	—	—	—	—	(15)	—
Cumulative effect of changes in accounting
principles, net of income tax	20	19	—	—	—	—
Net earnings (loss)	195	187	(385)	58	(207)	(44)
Earnings (loss) per common share –
basic and diluted(5)	3.87	3.72	(7.65)	1.09	(3.70)	(0.79)

Balance Sheet Data:
Total assets	6,424	6,127	7,064	7,642	7,789	7,566
Debt	645	615	880	1,165	948	1,422
Shareholders’ equity	2,102	2,005	2,210	2,843	2,866	2,736
Dividends paid per share(6)	—	—	0.40	0.11	—	—
Common stock	146	140	143	143	143	—
Weighted average shares – basic
and diluted (in thousands)	50,329	50,329	50,332	53,293	55,915	55,915

Other Data:
Operating margin (%)	3.57	3.58	(10.22)	1.78	(12.10)	4.12
Depreciation and amortization of tangible
and intangible assets	300	286	390	356	309	284
Capital expenditures on tangible fixed assets	228	218	217	218	252	315
Trade Working Capital(7)	647	618	605	902	911	914
Number of employees on a continuing
basis (end of period) in thousands	10.7	10.7	10.8	11.6	13.1	14.4

(1)	The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.
(2)	Special charges represent charges for the impairment of assets, litigation charges and restructuring charges, which include employee termination costs, plant and office closures and other costs. See Note 26 to the Consolidated Financial Statements.
(3)	Hoechst acquired substantially all the 49 percent minority interest in its Mexican subsidiary, Grupo Celanese S.A., in December 1998, and contributed it to Celanese. If this minority interest had been contributed to Celanese as of January 1, 1998, Celanese’s operating profit for 1998 would have been reduced by €30 million, because of the amortization of goodwill associated with the acquisition.
(4)	Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.
(5)	Earnings (loss) per common share – basic and diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2002, Celanese did not have any dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999 and all prior periods presented.
(6)	See “Item 8. Financial Information – Dividend Policy.”
(7)	Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

Exchange Rate Information

     As noted in “Currency Translation” above, Celanese began using the euro as its reporting currency on January 1, 1999 and pays dividends on its shares in euro. Furthermore, prices quoted for the Celanese shares on the Frankfurt Stock Exchange are quoted in euro.

     Fluctuations in the exchange rate between the euro and the U.S. $ will affect:

•	The U.S. $ equivalent for dividends received by U.S. holders of Celanese shares; and

•	The trading market price of Celanese shares on the Frankfurt and New York Stock Exchanges.

     The table below sets forth the Noon Buying Rates for the Deutsche Mark or DM versus the U.S. $, restated in euro for 1998, and, for all subsequent periods, sets forth the Noon Buying Rates for the euro in U.S. $. For the calculation of the euro amounts for 1998, Celanese has restated the applicable Noon Buying Rate for the DM per U.S. $ into euro at the official fixed DM/euro conversion rate of DM 1.95583 per €1.00. This restatement matches the restatement into euro of the Consolidated Financial Statements, which, for 1998, were prepared in Deutsche Mark and restated into euro. Celanese does not represent that the U.S. $ amounts referred to below could have been or could be converted into euro at any particular rate indicated. The average amounts set forth below under “Average” are calculated as the average of the Noon Buying Rates on the last business day of each month.

Year	Low	High	Average	End
1998	1.0548	1.2178	1.1115	1.1733
1999	1.0080	1.1825	1.0660	1.0046
2000	0.8270	0.9757	0.9231	0.9388
2001	0.8455	0.9308	0.8909	0.8901
2002
July	0.9730	1.0156	0.9935	0.9769
August	0.9640	0.9882	0.9781	0.9806
September	0.9685	0.9959	0.9806	0.9879
October	0.9708	0.9881	0.9812	0.9881
November	0.9895	1.0139	1.0013	0.9932
December	0.9927	1.0485	1.0194	1.0485
2003
January	1.0469	1.0861	1.0622	1.0739
February (through February 10, 2003)	1.0740	1.0875	1.0808	1.0740

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

Celanese is an international company and is exposed to general economic, political and regulatory conditions and risks in the countries in which it has significant operations

     Celanese operates in the global market and has customers in many countries. Celanese has major facilities located in North America, Europe and the Pacific Rim, including facilities in China, Japan, Korea and Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese’s business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

     Conditions such as the uncertainties associated with war, terrorist activities, or political instability in any of the countries in which Celanese operates could affect Celanese by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. These conditions could also result in or lengthen economic recession in the United States, Germany, Asia or elsewhere. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including import or export licensing requirements), or changes in the reporting requirements of United States, German or European Union governmental agencies, could increase the cost of doing business in these regions. Any of these conditions may have an effect on Celanese’s business and financial results as a whole and may result in volatile current and future prices for Celanese shares.

Cyclicality in the industrial chemicals industry has in the past and may in the future result in reduced operating margins or operating losses

     Consumption of the basic chemicals that Celanese manufactures, in particular those in acetyl and acrylate products, such as methanol, formaldehyde, acetic acid, vinyl acetate monomer, and acrylic acid, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

•	Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on stream and are therefore necessarily based upon estimates of future demand.

•	When demand is rising, competition to build new capacity may be heightened because new capacity tends to be more profitable, with a lower marginal cost of production. This tends to amplify upswings in capacity.

•	When demand is falling, the high fixed cost structure of the capital intensive chemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization.

•	As competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants, which maximize economies of scale, but which also lead to major increases in capacity which can outstrip current growth in demand.

•	Cyclical trends in general business and economic activity produce swings in demand for chemicals.

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

     Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials

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

     Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, wood pulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese’s raw material prices in the past and which may do so in the future include:

•	Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

•	Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

•	The general level of business and economic activity; and

•	The direct or indirect effect of governmental regulation.

     Celanese is striving to improve profit margins of many of its products through price increases when warranted and accepted by the market, however, Celanese’s operating margins may decrease if it cannot pass on increased raw material prices to customers, or Celanese may not be able to capture the benefit of raw material price declines if raw material prices fall to levels below those at which Celanese is committed to purchase under forward purchase contracts. Even in periods during which raw material prices decline, Celanese may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of Celanese’s products.

     A substantial portion of Celanese’s products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change. Celanese manages its exposure through the use of derivative instruments and forward purchase contracts for commodity price hedging, entering into long-term supply agreements, and multi-year purchasing and sales agreements. Celanese’s policy allows the forward purchase of up to 80 percent of its natural gas and butane requirements, generally for up to 18 months using forward purchase or cash-settled swap contracts. During 2002, Celanese entered into forward purchase and cash-settled swap contracts for approximately 50 percent of its estimated natural gas requirements, generally for up to three to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, or if it elects to replace them, Celanese may have to do so at higher costs. In the first quarter of 2003, Celanese also purchased option contracts related to approximately 5 to 10 percent of its ethylene requirements. In addition, in 2002 Celanese pre-paid $25 million (€24 million) in a cost-based supply agreement and anticipates additional payments approximating €70 million over the next three years. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may modify its practice of purchasing a portion of its commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions.

     Celanese has a policy of maintaining, when available, multiple sources of supply for raw materials. However, some of Celanese’s individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide, acetaldehyde and wood pulp. There can be no assurance that the ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments that would cause an interruption in supply. Even if Celanese has multiple sources of supply for a raw material, there can be no assurance that these sources can make up for the loss of a major supplier. Nor can there be any guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole or a major supplier.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm Celanese’s competitive position

     Celanese’s operating results, especially in its Performance Products and Technical Polymers Ticona segments, depend significantly on the development of commercially viable new products, product grades and applications, as well as production technologies. If Celanese is unsuccessful in developing new products, applications and production processes in the future, its competitive position and operating results will be negatively affected.

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

Environmental liabilities and compliance costs may have a significant negative effect on Celanese’s operating results

     Costs related to Celanese’s compliance with and potential obligations under environmental laws for remediation of contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between Celanese AG and Hoechst, also referred to as the demerger agreement. Celanese’s accruals for environmental remediation obligations may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See “Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable” below, “Item 4. Information on the Company – Environmental and Other Regulation”, and Notes 24 and 25 to the Consolidated Financial Statements.

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

     Pursuant to the European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include competitors’ products, such as styrene and 1,3-butadiene, as well as vinyl acetate monomer or VAM, which Celanese also produces. These risk assessments entail a multi-stage process to determine to what extent the European Commission should classify the chemical as a carcinogen and, if so, whether this classification and related labeling requirements should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until the end of 2003. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry’s position that VAM is not a probable human carcinogen and that labeling of final products should not be required but that, if it is, should only be at relatively high ppm levels. It is not possible for Celanese to predict the outcome or effect of any final ruling.

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

•	Pipeline and storage tank leaks and ruptures;

•	Explosions and fires; and

•	Discharges or releases of toxic or hazardous substances.

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

     For more detailed information on environmental issues, see “Item 4. Information on the Company – Environmental and Other Regulations” and Note 25 to the Consolidated Financial Statements

Fluctuations in exchange and interest rates may affect Celanese’s operating results

     Celanese is exposed to market risk through commercial and financial operations. Celanese’s market risk consists principally of exposure to fluctuations in currency exchange and interest rates.

     As Celanese conducts a significant portion of its operations outside the euro zone, fluctuations in currencies of countries outside the euro zone, especially the U.S. dollar, may materially affect Celanese’s operating results. For example, changes in currency exchange rates may affect:

•	The relative prices at which Celanese and its competitors sell products in the same market; and

•	The cost of items required in Celanese’s operations.

     From time to time, Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. The notional amounts under such foreign currency contracts outstanding at December 31, 2002 were €955 million.

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

Significant changes in pension fund investment performance or assumptions relating to pension costs may have a material effect on the valuation of pension obligations, the funded status of pension plans, and Celanese’s pension costs.

     Celanese’s funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Celanese’s pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. A change in discount rate would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of Celanese’s pension plans as well as the net periodic pension cost in the following financial year. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial year. For further information see “Item 5: Operating and Financial Review and Prospects – Critical Accounting Policies” and Note 19 to the Consolidated Financial Statements.

Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable

     Under the demerger agreement, Celanese agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese’s German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. Celanese also agreed to indemnify Hoechst against liabilities for environmental damages or contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger. Celanese’s obligation regarding two of these agreements had been settled as of December 31, 2002. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect operating results.

     Celanese’s obligation to indemnify Hoechst against liabilities for environmental contamination in connection with the divestiture agreements is subject to the following thresholds:

•	Celanese will indemnify Hoechst for the total amount of these liabilities up to €250 million;

•	Hoechst will bear the full amount of those liabilities between €250 million and €750 million; and

•	Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding €750 million.

     Celanese has made payments through December 31, 2002 of €32 million for environmental contamination liabilities in connection with the divestiture agreements. As of December 31, 2002, Celanese has reserves of €57 million for this contingency, and may be required to record additional reserves in the future.

     Also, Celanese has undertaken in the demerger agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions. Celanese did not make any payments to Hoechst in either 2001 or 2002 in connection with this indemnity.

     Under the demerger agreement, Celanese will also be responsible, directly or indirectly, for all of Hoechst’s obligations to past employees of businesses that were demerged to Celanese. Under the demerger agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of Hoechst’s polyester businesses, which were demerged to Celanese, so far as such liabilities relate to the European part of that business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in “Item 8. Financial Information – Legal Proceedings” and Note 24 to the Consolidated Financial Statements, and Celanese has agreed to bear the remaining 20 percent.

Kuwait Petroleum Corporation holds a significant number of shares in Celanese and may be able to block some corporate actions

     Kuwait Petroleum Corporation owned 28.8 percent of the Celanese shares outstanding as of December 31, 2002. Kuwait Petroleum Corporation thus has the ability, as a matter of German corporate law, to block some corporate actions by Celanese such as mergers, spin-offs and capital measures which require either a majority of 75 percent of the votes cast or 75 percent of the share capital represented at a shareholders’ meeting. Celanese is not aware of any voting agreements or agreements of any kind between Kuwait Petroleum Corporation and any of Celanese’s other shareholders. In addition, an officer of Kuwait Petroleum Corporation has been elected as one of the shareholder representatives on the Supervisory Board of Celanese.

Item 4. Information on the Company

Introduction

     Celanese AG was incorporated as Diogenes Erste Vermögensverwaltungs GmbH as a stock corporation organized under the laws of the Federal Republic of Germany on November 22, 1996. It changed its name to Celanese AG upon its demerger from Hoechst on October 22, 1999. Celanese’s registered office is located at Frankfurter Straße 111, 61476 Kronberg/Taunus, Germany, telephone +49 69 305 16000.

History and Development of the Company

     Celanese traces its roots to 1918 when The American Cellulose & Chemical Manufacturing Company was founded in the United States by two Swiss brothers, Drs. Camille and Henry Dreyfus, to produce acetate fibers for fabrics used in linings, apparel and home furnishings.

     Following the successful start-up of this company, it expanded its operations in the United States and changed its name to Celanese. In the mid-1940s, Celanese commenced operation of facilities for the production of basic chemicals and chemical intermediates. In the 1950s, Celanese became a supplier of acetate tow.

     In the 1960s, Celanese further expanded the scope of its activities. Celanese started production of non-cellulosic fibers, such as polyester and nylon, and developed and commercialized acetal copolymer resin technology.

     Since the mid-1940s, Celanese constructed and acquired significant production and research facilities in North America and abroad, and also entered into a number of joint ventures in North America, Europe and the Far East with other acetate, basic chemicals and plastics producers. In particular, in the technical polymers area, Celanese entered into two joint ventures, one with Hoechst, which was named Ticona, and another with the Japanese company Daicel Chemical Industries Ltd. (“Daicel”), named Polyplastics Co., Ltd. (“Polyplastics”), to manufacture and market acetal copolymer resins based on Celanese licensed technology.

     In 1987, Hoechst acquired Celanese Corporation. Following the acquisition, Hoechst proceeded to integrate its complementary chemicals and technical polymers operations with the businesses of Celanese, establishing a combined basic chemicals, acetates and technical polymers business of global scale.

     In 1994, Hoechst embarked on a comprehensive review and re-evaluation of its strategic goals. Hoechst decided to concentrate on life sciences and to transfer operational responsibility for the different businesses to the management of legally separate companies. In implementing the strategy to realign and to change the focus of its business, Hoechst restructured and divested many of its activities in the industrial sector. As part of this process, Hoechst shareholders, at an extraordinary general meeting on July 15 and 16, 1999, approved the demerger, or spin-off, to Celanese AG of the basic chemicals, acetate and technical polymers businesses that were reported by Hoechst in its Celanese and Ticona segments, as well as some other businesses and activities of Hoechst. The demerger became effective on October 22, 1999. On that date, Hoechst distributed all of the outstanding shares of Celanese to Hoechst’s shareholders, with each Hoechst shareholder receiving one Celanese share for every 10 Hoechst shares owned.

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

     In 2002, Celanese had net sales of €4,325 million and an operating profit of €155 million from continuing operations. At December 31, 2002, Celanese had approximately 10,700 employees worldwide. As of December 31, 2002, Celanese had 26 production plants and four research centers in eleven countries. Most of Celanese’s facilities are located in the Americas, principally in the three North America Free Trade Agreement, or NAFTA, countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures, in Asia. In 2002, 52 percent of net sales was derived from sales in North America, 36 percent from sales in Europe, 11 percent from sales in Asia and Australia and 1 percent from sales in the rest of the world. Celanese has a large and diverse global customer base consisting principally of major industrial companies. In 2002, sales to the 10 largest customers of Celanese accounted for less than 25 percent of its net sales and the single largest customer represented less than 5 percent of its net sales.

     Celanese’s aggregate capital expenditures for property, plant and equipment were €218 million in 2002, €217 million in 2001, and €218 million in 2000. North America and Europe accounted for 53 percent and 47 percent, respectively, of Celanese’s capital expenditures in 2002. The capital expenditures were financed by means of Celanese’s operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also “Business Segments” for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see “Acquisitions and Divestitures,” “Item 5. Operating and Financial Review and Prospects – Summary of Consolidated Results – 2002 Compared to 2001 – Discontinued Operations for the Years Ended December 31, 2002, 2001 and 2000” and Note 6 to the Consolidated Financial Statements.

     As of December 31, 2002, Celanese had 50,058,476 shares outstanding and approximately 100,000 shareholders. Its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

Segment Overview

     Celanese is an integrated company that operates through five principal business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

     Acetyl Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer, and polyvinyl alcohol, and as of December 31, 2002, emulsions and emulsion powders. Acetic acid is a commodity used in the production of other basic chemicals. Acetate esters are used in coatings and inks. Vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Polyvinyl alcohol is made from vinyl acetate monomer and is used in adhesives, building products, paper coatings, films and textiles. Emulsions and emulsion powders are a key component of water-based quality surface coatings, adhesives, non-woven textiles and other applications. Celanese is the world’s leading producer of acetic acid and vinyl acetate monomer and the largest North American producer of methanol, the major raw material used for the production of acetic acid. Celanese is the largest polyvinyl alcohol producer in North America and the second largest producer in the world. The emulsions and emulsion powders business, which Celanese acquired from Clariant AG on December 31, 2002, holds a number two position in conventional emulsions (excluding styrene butadiene resins or SBRs) in Europe and a number one position in European VAM-based emulsions. The business is also a leading supplier of emulsion powders globally.

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

     Acetate Products. This segment primarily produces and supplies acetate tow (filter products) and acetate filament. Products from this segment are found in cigarette filters, fashion apparel, linings, and home furnishings. Celanese is one of the world’s leading producers of acetate tow and acetate filament, including production by its joint ventures in Asia.

     Technical Polymers Ticona. This segment develops, produces and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer goods, often replacing metal or glass. Together with its 45 percent-owned affiliate Polyplastics, its 50 percent-owned affiliate Korea Engineering Plastics Company Ltd., and Fortron Industries, its 50-50 joint venture with Kureha Chemicals Industry of Japan, Celanese is a leading participant in the global technical polymers business.

     Performance Products. This segment consists of Nutrinova, the food ingredients business, which produces and sells high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates, for the food, beverage and pharmaceuticals industries.

     The table below illustrates each segment’s share of total segment net sales to external customers for the years ended December 31, 2002, 2001 and 2000.

Net Sales to External Customers by Segment

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment(1)	€	% of Segment(1)	€	% of Segment(1)
	(in millions, except percentages)
Acetyl Products	1,844	43%	2,062	45%	2,023	42%
Chemical Intermediates	825	19%	938	20%	975	20%
Acetate Products	670	16%	762	16%	756	16%
Technical Polymers Ticona	757	18%	773	16%	923	19%
Performance Products	161	4%	159	3%	124	3%

(1)	The percentages in this column represent the percentage contribution of each segment to the total of all segments.

Other Activities

     The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, which consists primarily of general corporate functions, captive insurance companies, the innovative products subsidiaries Celanese Ventures GmbH and Celanese Advanced Materials, Inc., companies that provide infrastructure services, and other ancillary businesses. Celanese Advanced Materials, Inc. consists of the high performance polymer, polybenzimidazole or PBI, and the Vectran® polymer fiber product lines.

Strategy

     Celanese is continuing on its strategic course of pursuing growth opportunities, driving productivity, optimizing its portfolio, and ensuring sound financial management.

Celanese is pursuing growth opportunities internally by increasing and creating more efficient production capacities and developing new products and externally by extending its value chain and portfolio into higher value products and strengthening its presence in various geographic regions.

     Celanese is extending its strong value chain in its Acetyl Products segment into higher value products. At the end of 2002, it acquired Clariant AG’s European emulsions and global emulsion powders business for €147 million. The business holds leading positions in emulsions and emulsion powders in Europe and globally. The products serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications.

     Early in 2002, Celanese and Hatco Corporation formed EsteCH, a joint venture for neo polyol esters, a product used in synthetic lubricants for specialized applications in the aerospace, automotive and refrigeration industries. EsteCH began construction of a neo polyol esters plant at Celanese’s Oberhausen, Germany site in October 2002. The plant is scheduled to start up in the fourth quarter of 2003. Celanese will provide the joint venture with its most important raw materials, carboxylic acids and polyols.

     With the completion of its 30,000 ton GUR® ultra-high molecular weight polyethylene plant in Bishop, Texas, Celanese doubled its capacity for this highly wear-resistant polymer and further improved manufacturing efficiencies and product quality, placing Celanese in a position to meet growing market demand. The expansion of its Vectra® liquid crystal polymer plant in Shelby, North Carolina to 6,000 tons per year anticipates customer needs for both existing and emerging markets, such as medical applications. At the beginning of 2002, the U.S. Food and Drug Administration approved Vectra’s use in packaging materials for pharmaceuticals and food ingredients. The expansion of its polyacetal facility in Kelsterbach, Germany to 100,000 metric tons per year, which began in the fourth quarter of 2002, will enable Celanese to produce an even greater variety of standard and specialty products to meet customer demand.

     Celanese also made major progress in developing new products. In October 2002, the company opened the world’s first pilot plant to manufacture high-temperature membrane electrode assemblies for use in fuel cells. Located in Frankfurt, Germany, the plant will allow Celanese to supply its partners with product and to further develop its fuel cell technology for automotive, telecommunication and residential uses.

     In 2002, Celanese’s Nutrinova food ingredients business began market development of the omega-3 fatty acid, docosahexanoeic acid (DHA), which will be sold under the brand name DHActive™. The product has a broad range of health benefits for use in food, dietary supplements, pharmaceuticals and animal feed.

     During 2002, Ticona continued market development for Topas® cycloolefin copolymers, or COCs, in medical, optical and film applications. Future plans for the COC business include exploring strategic alliances with suitable partners, to develop this business fully and more quickly.

     Celanese is building on its over 30 years of experience in Asia to expand its already strong presence in this growing market. Celanese’s Ticona segment and its existing Asian partners announced plans to construct a 60,000-metric ton polyacetal plant in China, the world’s fastest growing engineering plastics market. The new plant is expected to start operations during 2005.

     Celanese’s Acetyl Products segment, with a major production facility in Singapore and a growing sales presence in China, is in a good position to support the expanding Asian market while exploring additional growth opportunities.

Celanese is continuing to strive for cost and productivity leadership by using a number of operational excellence tools, such as Six Sigma

     Celanese is enjoying the benefits of its Focus and Forward restructuring initiatives that commenced in 2001. These initiatives included the closure of high-cost facilities and the simplification of administrative structures, which resulted in the elimination of about 1,500 positions. The initiatives generated about €100 million of savings in 2002. Going forward, annual savings are estimated to increase to approximately €140 million.

     Celanese uses best practices to reduce costs and increase equipment reliability in maintenance, project engineering and energy utilization. Advanced process control projects help to generate significant savings in energy and raw materials while increasing yields in production units. Most significantly, Six Sigma, a structured process based on statistics for achieving greater productivity and growth, has become a pervasive and important tool for projects ranging from lowering costs to increasing capacity and from reducing working capital to minimizing capital expenditures required for expansion. More than 80 employees have been trained as “black belts” providing leadership on Six Sigma projects.

Celanese is optimizing its business portfolio to focus on businesses in which it can expand its market, cost and technology leadership over the long term.

     Celanese continues to explore strategic options to improve its underperforming Chemical Intermediates segment. In a move to improve the competitiveness of its oxo business, Celanese reached agreement with Degussa AG to establish a 50/50 joint venture of their European propylene-based oxo chemicals businesses. The European Commission is currently conducting a detailed investigation into the proposed joint venture. Celanese expects regulatory approval in 2003.

     Celanese also divested its global allylamines and U.S. alkylamines businesses with production sites in Portsmouth, Virginia and Bucks, Alabama.

     In another transaction, Celanese sold its non-core Trespaphan OPP films business in 2002 for a value of €209 million to a consortium consisting of the Dor-Moplefan Group and Bain Capital, Inc. After purchase price adjustments, Celanese received net proceeds of €112 million. See also “Acquisitions and Divestitures” and Note 6 to the Consolidated Financial Statements.

Celanese is pursuing a policy of sound financial management

     In 2002, Celanese strengthened its financial position. Through strong cash flow management in each of its business segments and net proceeds from divestitures, the company reduced net financial debt by 40% from €835 million at year end 2001 to €497 million at year end 2002. The company’s strong cash position also enabled it to finance an acquisition, contribute over €100 million to its U.S. pension funds, and resume share repurchases. This policy of financial discipline enables Celanese to continue pursuing a growth strategy and to return value to its shareholders. See “Item 5. Operating and Financial Review and Prospects – Financial Highlights”

Business Segments

Acetyl Products

     The Acetyl Products segment consists of four business lines: Acetyl Chain, Acetyl Derivatives and Polyols, Polyvinyl Alcohol and Emulsions. All business lines in this segment conduct business using the “Celanese” trade name, except Polyvinyl Alcohol, which uses the trademark Celvol®, and Emulsions and Emulsion Powders, which use the trademarks Mowilith® and Celvolit®. The following table lists key acetyl products and their major markets.

Key Acetyl Products	Major Markets

Methanol	Formaldehyde and Acetic Acid

Acetic Acid	Vinyl Acetate Monomer, Acetic Anhydride and Purified Terephthalic Acid or PTA, an intermediate used in the production of polyester resins, films and fibers

Acetic Anhydride	Cellulose Acetate and Pharmaceuticals

Vinyl Acetate Monomer	Paints, Adhesives, Paper Coatings, Films and Textiles

Acetate Esters	Coatings, Inks

Polyvinyl Alcohol	Adhesives, Building Products, Paper Coatings, Films and Textiles

Emulsions	Water-Based Quality Surface Coatings, Adhesives, Non-Woven Textiles

Emulsion Powders	Building Products

     Business Lines

     Acetyl Chain. The acetyl chain business line produces:

•	Methanol, a basic chemical building block used in the production of a variety of chemical intermediates, is principally used internally in the production of formaldehyde and acetic acid. The balance is sold to the merchant market.

•	Acetic acid, used to manufacture vinyl acetate monomer and other acetyl derivatives. Celanese manufactures acetic acid for its own use, as well as for third parties, including producers of purified terephthalic acid, or PTA, and to other participants in the acetyl derivatives business.

•	Vinyl acetate monomer, used in a variety of adhesives, paints, films, coatings and textiles. Celanese manufactures vinyl acetate monomer for its own use, as well as for third parties.

•	Acetic anhydride, a raw material used in the production of cellulose acetate, detergents and pharmaceuticals.

•	Acetaldehyde, a major feedstock for the production of polyols. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products.

     Celanese is the world’s leading producer of acetic acid and vinyl acetate monomer according to the Tecnon Orbichem’s Acetic Acid and Vinyl Acetate 1999-2009 World Survey. According to data from the 2002 Chemical Economics Handbook, Celanese is the largest producer of methanol in North America.

     Acetic acid, methanol, and vinyl acetate monomer, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in these products are natural gas and ethylene, which are purchased from numerous sources; carbon monoxide, which is purchased by Celanese under long-term contracts; methanol, which is both manufactured and purchased by Celanese under short-term contracts; and butane, which is purchased from several suppliers. All these raw materials, except carbon monoxide, are themselves commodities and are available from a wide variety of sources.

     Celanese’s production of acetyl chain products employs leading proprietary and licensed technologies, including proprietary acid-optimization technology. Management believes that Celanese’s Clear Lake, Texas and Singapore facilities, which use these technologies, are some of the world’s lowest cost acetic acid plants. In March 2001, Celanese announced an important development in its proprietary acid optimization technology, AO Plus™, for the production of acetic acid. AO Plus was first introduced at Celanese’s Clear Lake plant, enabling a 20 percent increase in capacity with minimal investment required. In July 2001, Celanese announced a significant improvement in its vinyl acetate monomer technology. The new proprietary technology, VAntage™, enables significant increases in production efficiencies, lower operating costs and increases in capacity at 10 to 15 percent of the cost of building a new plant.

     Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, formaldehyde and other products, which in turn are used primarily in the manufacture of paints, coatings, and adhesives.

     Many acetyl derivatives products are derived from Celanese’s production of acetic acid and oxo alcohols. Primary products are:

•	Ethyl acetate, an acetate ester that is a solvent used in coatings, inks and adhesives and in the manufacture of, among other things, photographic films and coated papers;

•	Butyl acetate, an acetate ester that is a solvent used in inks, pharmaceuticals and perfume;

•	Propyl acetate, an acetate ester that is a solvent used in inks, lacquers and plastics;

•	Methyl ethyl ketone, a solvent used in the production of printing inks and magnetic tapes;

•	Butyric acid, an intermediate for the production of esters used in artificial flavors;

•	Propionic acid, an organic acid used to protect and preserve grain; and

•	Formic acid, an organic acid used in textile dyeing and leather tanning.

     Polyols and formaldehyde products are derivatives of methanol and are made up of the following products:

•	Formaldehyde, primarily used to produce adhesive resins for plywood, particle board, polyacetal engineering resins and a compound used in making polyurethane;

•	Polyol products such as pentaerythritol, used in coatings and synthetic lubricants; trimethylolpropane, used in synthetic lubricants; neopentyl glycol, used in powder coatings; and 1,3 butylene glycol, used in flavorings and plasticizers.

     Acetyl derivatives and polyols are commodity products characterized by pricing cycles. The principal raw materials used in the acetyl derivatives business line are acetic acid, various alcohols, methanol and acetaldehyde, all of which Celanese manufactures for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business. Celanese purchases all its acetaldehyde requirements for its North American operations from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier. Acetaldehyde is also available from other sources.

     Polyvinyl Alcohol. Polyvinyl alcohol is a performance chemical engineered to satisfy particular customer requirements. It is used in adhesives, building products, paper coatings, films and textiles. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Prices vary depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore, regional economies and supply and demand balances affect the level of competition in other regions. According to Chemical Marketing Reporter’s last article on PVOH in early 2001, Celanese is the largest North American producer of polyvinyl alcohol and the second largest producer in the world. Celanese purchased the polyvinyl alcohol business line from Air Products and Chemicals, Inc. (“Air Products”) in September 2000.

     Emulsions. Celanese purchased the European emulsions and global emulsion powders business of Clariant AG on December 31, 2002. The products in this business are sold under the Mowilith® and Celvolit® brands and include conventional emulsions, high-pressure vinyl acetate ethylene emulsions, and powders. Emulsions and emulsion powders are made from vinyl acetate monomer, acrylate esters and styrene. Emulsions are a key component of water-based quality surface coatings, adhesives, non-woven textiles and other applications. According to Kline & Co., a chemicals industry consultant, in 2001 the business held a number two position in emulsions (excluding SBRs) in Europe and a number one position in European VAM-based emulsions. The business is also a leading supplier of emulsion powders globally.

     Facilities

     The Acetyl Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain and Germany. The emulsions and emulsion powders businesses have production sites in Germany, Spain, Sweden and Slovenia, as well as tolling arrangements in the United Kingdom, France and Greece. Celanese also participates in a joint venture in Saudi Arabia which produces methanol and MTBE. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets. An example of this is Celanese’s shut down of its vinyl acetate monomer, acetic acid and pentaerythritol production units in Edmonton, Alberta, Canada. The pentaerythritol unit was shut down at the end of 2001, while the vinyl acetate monomer and acetic acid units were shut down in early 2002. Customers who purchased acetic acid or vinyl acetate monomer from the Edmonton facility are supplied from the Clear Lake, Texas plant. Customers who purchased pentaerythritol from the Edmonton facility are supplied from the Bishop, Texas plant.

     Capital Expenditures

     The Acetyl Products segment’s capital expenditures for property, plant and equipment were €40 million, €43 million, and €80 million for the years 2002, 2001 and 2000, respectively. The capital expenditures incurred during the last two years related to efficiency and safety improvement-related items associated with the normal operations of the business, while the capital expenditures incurred during 2000 also related to the construction of the acetic acid and acetate esters plants at Celanese’s Singapore site.

     Markets

     The following table illustrates net sales by destination of the Acetyl Products segment by geographic region for the years ended December 31, 2002, 2001 and 2000.

Net Sales by Destination – Acetyl Products

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment	€	% of Segment	€	% of Segment
	(in millions, except percentages)
North America	832	45%	996	48%	1,021	50%
Europe/Africa	590	32%	678	33%	650	32%
Asia/Australia	368	20%	323	16%	300	15%
Rest of World	54	3%	65	3%	52	3%

     The Acetyl Products segment markets its products both directly to customers and through distributors. It also utilizes a number of “e-channels”, including its website at www.chemvip.com, as well as system to system linking through its industry portal, Elemica.

     In the acetyl chain business line, the methanol market is regional and highly dependent on the demand for products made from methanol. In addition to its own demands for methanol, Celanese’s production is sold to a few regional customers who are manufacturers of chemical intermediates and to a lesser extent, by manufacturers in the wood products industry. Celanese typically enters into short-term contracts for the sale of methanol. Acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

     Acetyl derivatives and polyols are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of acetyl derivatives are primarily engaged in the production of paints, coatings and adhesives. In addition to its own demand for acetyl derivatives to produce cellulose acetate, Celanese sells acetyl derivatives to other participants in the cellulose acetate industry. Celanese manufactures formaldehyde for its own use as well as for sale to a few regional customers that include manufacturers in the wood products industry. The sale of formaldehyde, primarily to customers in the chemical derivatives industry, is largely based on long-term agreements.

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

     Emulsions and emulsion powders are sold to a diverse group of regional and multinational customers. Customers for emulsions are manufacturers of water-based quality surface coatings, adhesives, and non-woven textiles. Customers for emulsion powders are primarily manufacturers of building products.

     Competition

     Principal competitors of Celanese in the Acetyl Products segment include Acetex Corporation, Borden Chemical, Inc., BP p.l.c. (“BP”), Chang Chun Petrochemical Co., Ltd., Daicel, The Dow Chemical Company (“Dow”), Eastman Chemical Corporation (“Eastman”), E. I. Du Pont de Nemours and Company (“DuPont”), Methanex Corporation (“Methanex”), Millennium Chemicals Inc. (“Millennium”), Nippon Goshei, Perstorp Inc., Showa Denko K.K., and Kuraray Co. Ltd.

Chemical Intermediates

     The Chemical Intermediates segment consists of three business lines: acrylates, oxo products and specialties. Each business line in this segment conducts business using the “Celanese” trade name. The following table lists key Chemical Intermediates products and their major markets.

Key Chemical Intermediates Products	Major Markets

Acrylic Acid and Acrylate Esters	Coatings and Adhesives

Amines	Agricultural Products and Water Treatments

Carboxylic Acids	Lubricants, Detergents and Specialties

Oxo Alcohols	Plasticizers, Acrylates, Esters, Solvents and Inks

Business Lines

     Acrylates. The acrylates business line produces and supplies acrylic acid and the following acrylate esters: methyl acrylate, ethyl acrylate, butyl acrylate and 2-ethylhexyl acrylate.

     The primary end uses of acrylic acid and acrylate esters are in the manufacture of:

•	Paints and coatings;

•	Adhesives; and

•	Water treatment applications, such as flocculating agents.

     Prices for acrylate products are subject to the cyclical trends in the basic chemicals industry.

     The primary raw materials for these products are propylene, which Celanese purchases from a variety of sources, and oxo alcohols, which Celanese produces itself.

     Oxo. The oxo business line produces organic solvents and intermediates such as:

•	Butanol, used as a solvent for lacquers, dopes and thinners, and as an intermediate in the manufacture of chemicals, such as butyl acrylate;

•	Propanol, used as an intermediate in the production of amines for agricultural chemicals, and as a solvent for inks, resins, insecticides and waxes;

•	Butyraldehyde, used in the production of polyols, alcohols, safety glass and fabric coatings, and as an intermediate for 2-ethylhexanol and butanol;

•	Propionaldehyde, used in the manufacture of propanol, the synthesis of fertilizers, and in flavor and fragrance chemicals; and

•	2-ethylhexanol, used as an intermediate for plasticizers and fuel additives, and in the production of 2-ethylhexyl acrylate, which in turn is used to manufacture water based resins for paint, textiles and paper coatings.

     Generally, demand for oxo products depends on developments in the construction and automotive industries. Uses for this business line’s products are mainly in the manufacture of lacquers and paints, as well as in plasticizers, which can be found in floorings, polyvinyl chloride or PVC flex cables, synthetic leather and covers for car chassis. They are also used in smaller scale automotive applications, such as safety glass, synthetic motor oils or as octane enhancers. A substantial portion of the oxo business line’s products is consumed by other Celanese business lines.

     Prices for oxo products, like other basic chemical commodity prices, follow cyclical trends.

     The primary raw materials for these products are propylene and ethylene, both of which are purchased from a variety of sources, and synthesis gas, which is manufactured from crude oil or natural gas.

     In December 2002, Celanese and Degussa AG completed negotiations to set up a 50-50 joint venture for oxo products. Under the terms of the joint venture, Celanese will merge its commercial, technical and operational C3-oxo business activities in Oberhausen, Germany with those of Degussa’s Oxeno subsidiary. The European Commission is currently conducting a detailed investigation into the proposed joint venture. Celanese expects regulatory approval in 2003.

     Specialties. The specialties business line produces:

•	Carboxylic acids such as pelargonic acid, used in detergents and synthetic lubricants, and heptanoic acid, used in plasticizers and synthetic lubricants;

•	Amines such as methyl amines, used in agrochemicals, monoisopropynol amines, used in herbicides, and butyl amines, used in the treatment of rubber and in water treatment; and

•	Oxo derivatives and special solvents, such as crotonaldehyde, which is used by the Performance Products segment for the production of sorbates, as well as raw materials for the fragrance and food ingredients industry.

     The prices for these products are relatively stable due to long-term contracts with customers whose industries are not generally subject to the cyclical trends of commodity chemicals.

     The primary raw materials for these products are olefins and ammonia, which are purchased from world market suppliers based on international prices.

     In March 2002, Celanese formed EsteCH, a joint venture with Hatco Corporation, a leading producer of synthetic lubricants, for the production and marketing of neopolyol esters or NPEs. This newly created joint venture, in which Celanese holds a 51 percent interest, is building and will operate a 7,000 metric ton per year NPE plant at Celanese’s Oberhausen, Germany site. The plant is expected to come on stream in the fourth quarter of 2003. Neopolyol esters are used as base stocks for synthetic lubricants in refrigeration, automotive, aviation and industrial applications, as well as in hydraulic fluids. Celanese will supply EsteCH with carboxylic acids and polyols, the main raw materials for producing NPEs.

     In December 2002 Celanese sold its global allylamines and U.S. alkylamines businesses, including its production sites located in Bucks, Alabama and Portsmouth, Virginia, to U.S. Amines Ltd. See “Acquisitions and Divestitures” and Note 6 to the Consolidated Financial Statements.

     Facilities

     The Chemical Intermediates segment has production sites in the United States, Germany and Mexico.

     Capital Expenditures

     The Chemical Intermediates segment’s capital expenditures for property, plant and equipment were €70 million, €30 million, and €39 million for the years 2002, 2001 and 2000, respectively. Capital expenditures in all three years related to efficiency and safety improvement-related items associated with the normal operations of the business. The capital expenditures incurred in 2001 and 2002 included spending for a new plant for synthesis gas, an important raw material for the production of oxo and specialties, at Celanese’s Oberhausen site. The new plant is scheduled to come on stream in the second half of 2003 and is expected to improve reliability and reduce production costs.

     Markets

     The following table illustrates the destination of the net sales of the Chemical Intermediates segment by geographic region for the years ended December 31, 2002, 2001 and 2000.

Net Sales by Destination – Chemical Intermediates

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment	€	% of Segment	€	% of Segment
	(in millions, except percentages)
North America	371	45%	459	48%	463	47%
Europe/Africa	331	40%	355	38%	378	39%
Asia/Australia	91	11%	100	11%	115	12%
Rest of World	32	4%	24	3%	19	2%

     The Chemical Intermediates segment markets its products both directly to customers and through distributors. It also utilizes a number of “e-channels”, including its website at www.chemvip.com, as well as system to system linking through its industry portal, Elemica.

     Celanese’s acrylates business line serves customers throughout the world in various applications, including paints and coatings, adhesives and water treatment. Celanese’s oxo business line has a broad customer base, and Celanese has long-standing relationships with most of these customers. Both the acrylates and the oxo markets are characterized by oversupply and numerous competitors.

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

     Acetate Products

     The Acetate Products segment consists of two major business lines, acetate filter products and acetate filament. Both these business lines use the “Celanese” brand to market their products. The following table lists key products of the Acetate Products segment and their major markets.

Key Acetate Products	Major Markets

Acetate Tow	Cigarette Filters

Acetate Filament	Fashion Apparel, Linings and Home Furnishings

     Business Lines

     Products from the two major business lines are found in cigarette filters, fashion apparel, linings and home furnishings. According to the 2002 Stanford Research Institute International Chemical Economics Handbook, Celanese is the world’s leading producer of acetate fibers, including production of its joint ventures in Asia.

     Celanese produces acetate flake by processing wood pulp with acetic anhydride. Celanese purchases wood pulp that is made from reforested trees from major suppliers and produces acetic anhydride internally. The acetate flake is then further processed into acetate fiber in the form of a tow band or filament.

     The acetate filter products business line produces acetate tow, which is used primarily in cigarette filters. Currently, the acetate tow market is characterized by stability and slow growth.

     Celanese has a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. Additionally, in 2002, 20 percent of Celanese’s sales of acetate tow were sold to the state-owned tobacco enterprises, the largest single market for tow in the world. As demand for acetate tow in China exceeds local supply, Celanese and its Chinese partners are evaluating expansion at their three manufacturing joint ventures. Although increases in manufacturing capacity of the joint ventures would likely reduce the volume of Celanese’s future direct sales of cellulose acetate tow to China, the dividends paid by the joint ventures to Celanese would likely increase once the expansions are complete. A final decision on expansion is expected by mid-2003.

     The acetate filament business line is a supplier to the textile industry. Demand for acetate filament is dependent on fashion trends and the world economy. Fashion changes, such as the trend to casual office wear, have negatively affected demand for lining and shell material and this trend is expected to continue. In addition, market conditions in North America and Asia have significantly affected the global textile business and negatively affected consumption of all fibers, including acetate. Product substitution from acetate filament to polyester fibers and other filaments has also occurred. Celanese is working more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate’s suitability for high-end fashion apparel due to its breathable and luxurious qualities.

     The Acetate Products segment is continuing its cost reduction and operations improvement efforts. These efforts are directed toward reducing costs while achieving higher productivity of employees and equipment. Celanese is taking major steps to restructure its acetate products businesses as part of its strategy to maximize its global manufacturing efficiency. In 2001, these steps included the following actions, some of which continued into 2002:

•	The Rock Hill, South Carolina acetate filament production was shut down at the end of the fourth quarter 2001. The Rock Hill site continues to produce acetate flake. The Narrows, Virginia and Ocatlán, Mexico facilities continue to produce acetate filament.

•	Lanaken, Belgium acetate filament production was shut down in the second quarter of 2002. The Lanaken site continues to produce acetate tow.

•	In 2002 manufacturing costs at the Ocotlán, Mexico facility were reduced through downsizing and renegotiation of the collective bargaining agreements with employees in the fourth quarter of 2001.

     Facilities

     The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China.

     Capital Expenditures

     The Acetate Products segment’s capital expenditures for property, plant and equipment were €31 million, €35 million, and €30 million for the years 2002, 2001 and 2000, respectively. The capital expenditures incurred during these years related to efficiency, environmental and safety improvement-related items associated with the normal operations of the business.

     Markets

     The following table illustrates the destination of the net sales of the Acetate Products segment by geographic region for the years ending December 31, 2002, 2001 and 2000.

Net Sales by Destination – Acetate Products

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment	€	% of Segment	€	% of Segment
	(in millions, except percentages)
North America	199	30%	253	34%	312	42%
Europe/Africa	177	26%	217	28%	176	23%
Asia/Australia	272	41%	270	35%	245	32%
Rest of World	22	3%	22	3%	23	3%

     Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese’s contracts with most of its customers, including its largest customer, with whom it has a long-standing relationship, are entered into on an annual basis. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

     In the acetate filament industry, Celanese’s sales are made to textile companies that range in size from the largest in the industry to others which are quite small. The textile companies either weave or knit the acetate filament yarns to produce greige fabrics. The greige fabrics are then dyed and finished, either by the greige fabrics manufacturer or by converters who buy the fabrics and contract with dyeing and finishing companies to process the fabrics. The finished fabrics are sold to manufacturers who cut and sew the fabrics into apparel for retail stores.

     The textile industry, in particular the apparel portion of the industry, continues to undergo structural changes as production moves from high-wage to low-wage countries. In recent years, this has resulted in a changing customer base for all participants in the textile chain from the yarn manufacturer to the garment manufacturer. Market conditions in North America and Asia have reduced profitability in the global textile industry. Many North American manufacturers in the textile chain have reduced capacity, vertically integrated with other manufacturers or exited from the business. Although demand in the Asian market continues to rise, intense competition has eroded pricing and reduced profitability. Product substitution to polyester and other fibers has also occurred. Celanese’s acetate filament business has been adversely affected by these trends in the industry.

     Celanese is participating in the expanding Asian filament market through its marketing alliance with Teijin Limited. Teijin agreed to assist Celanese with qualifying its acetate filament with customers beginning in January 2002, by, among other things, providing Celanese with marketing and technical support. Teijin discontinued acetate filament production in March 2002.

     Competition

     Principal competitors in the Acetate Products segment include Acordis Industrial Nederland bv; Daicel; Eastman; Mitsubishi Rayon Company, Limited; Novaceta S.p.a.; and Rhodia S.A. (“Rhodia”).

     Technical Polymers Ticona

     Ticona develops, produces and supplies a broad portfolio of high performance technical polymers. The following table lists key Ticona products, their trademarks, and their major markets.

Key Ticona Products	Major Markets

Hostaform®/Celcon® (Polyacetals)	Automotive, Electronics and Consumer Products

GUR® (Ultra High Molecular Weight Polyethylene or PE-UHMW)	Profiles, Battery Separators and Industrial Specialties

Celanex®/Vandar®/Riteflex®/Impet® (Polyester Engineering Resins)	Electrical, Electronics, Automotive, Appliances and Consumer Products

Vectra® (Liquid Crystal Polymers)	Electronics, Telecommunications and Automotive

Fortron®* (Polyphenylene Sulfide or PPS)	Electronics, Automotive and Industrial

Celstran®, Compel® (long fiber reinforced thermoplastics)	Automotive and Industrial

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

     Ticona is an innovation-oriented business. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer’s applications. For example, Ticona worked very closely with its customers to adopt a Fortron® (PPS)-glass fabric composite for the inboard leading-edge nose on the wings of the Airbus A340-500 and -600 series. Ticona is also developing new products such as Topas®, a metallocene catalyst based cycloolefin copolymer, or COC. Topas is developing markets and applications where transparency, high temperature resistance and water vapor barrier properties are key requirements.

     Ticona’s customer base consists primarily of a large number of plastic molders and component suppliers, which are often the primary suppliers to original equipment manufacturers, or OEMs. Ticona works with these molders and component suppliers as well as directly with the OEMs to develop and improve specialized applications and systems.

     Prices for most of these products, particularly specialized product grades for targeted applications, generally reflect the value added in complex polymer chemistry, precision formulation and compounding, and the extensive application development services provided. The specialized product lines are not particularly susceptible to cyclical swings in pricing. Polyacetals pricing, mainly in standard grades, is, however, somewhat more price competitive, with many minimum-service providers competing for volume sales.

     Product Lines

     Following is a description of Ticona’s principal product lines.

     Polyacetals are sold under the trademarks, Celcon® in North America and Hostaform® in Europe and the rest of the world. Polyplastics and Korea Engineering Plastics, in which Ticona holds 45 and 50 percent ownership interests, respectively, are leading suppliers of polyacetals and other engineering resins in the Asia/Pacific region. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde and methanol in the United States from Celanese’s Acetyl Products segment and, in Europe, manufactures formaldehyde from purchased methanol.

     GUR®, an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and prostheses. The basic raw material for GUR is ethylene.

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

     Liquid crystal polymers, or LCPs, such as Vectra®, are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron®, a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat and/or chemical resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron is manufactured by Fortron Industries, Ticona’s 50-50 joint venture with Kureha Chemicals Industry of Japan. Celstran® and Compel® are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. Celanese Nylon 6/6®, a polyamide, is resistant to lubricants and fuels, making it widely used in automotive applications.

     Raw materials for these products vary. Base monomers for polyesters, such as dimethyl terephthalate or DMT and PTA, are widely available with pricing dependent on the broader polyester fiber and packaging resins market conditions. Smaller volume specialty co-monomers for these products are typically supplied by a few companies. Celanese has entered into a contract for the supply of nylon base polymers to produce Celanese nylon 6/6 compounds.

     Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany and the United States, as well as additional compounding facilities in Brazil.

     Capital Expenditures

     Ticona’s capital expenditures for property, plant and equipment were €66 million, €97 million, and €58 million for the years 2002, 2001 and 2000, respectively. Ticona had expenditures in each of these three years relating to efficiency and safety improvement-related items associated with the normal operations of the business. In addition, Ticona had expenditures in each of these three years for significant capacity expansions at its Bishop, Texas and Shelby, North Carolina sites. Ticona doubled its U.S. capacity for GUR PE-UHMW by building a new 30,000 metric tons per year facility in Bishop, Texas, replacing the existing plant in Bayport, Texas. The new plant came on stream in the third quarter of 2002. Ticona also significantly increased the capacity of its Vectra® LCP plant in Shelby, North Carolina in the second quarter of 2002. In the fourth quarter of 2002, Ticona commenced a 23,000 metric ton expansion of its polyacetals facility in Kelsterbach, Germany. The expanded capacity in Kelsterbach is scheduled to come on stream in the second half of 2003.

     Markets

     The following table illustrates the destination of the net sales of the Technical Polymers Ticona segment by geographic region for the years ending December 31, 2002, 2001 and 2000.

Net Sales by Destination – Technical Polymer Ticona Segment

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment	€	% of Segment	€	% of Segment
	(in millions, except percentages)
North America	400	52%	420	54%	518	56%
Europe/Africa	318	42%	317	41%	360	39%
Asia/Australia	19	3%	14	2%	22	2%
Rest of World	20	3%	22	3%	23	3%

     Ticona’s consolidated net sales do not include the sales of Polyplastics, Korea Engineering Plastics or Fortron Industries, which are accounted for under the equity method. If Ticona’s portion of the sales made by these businesses were included in the chart above, the percentage of sales sold in Asia/Australia would be substantially higher. A number of Ticona’s polyacetals customers, particularly in the appliance, electrical components, toys and certain sections of the electronics/telecommunications fields, have moved tooling and molding operations to Asia, particularly Southern China. To meet the expected increased demand in this region, Ticona, along with Polyplastics, Mitsubishi Gas Chemical Company Inc., and Korea Engineering Plastics agreed on a joint venture to construct and operate a world-scale 60,000 metric ton polyacetals facility in China. When completed, Ticona will indirectly own an approximate 38 percent interest in this joint venture. Work on the new facility is scheduled to begin in mid-to-late 2003 and the new plant is expected to start operations in the second quarter of 2005.

     Ticona’s principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers primarily produce engineered products, and Ticona works closely with its customers to assist them to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors, as well as a number of electronic channels, such as its BuyTiconaDirect™ on-line ordering system, and other electronic marketplaces to reach a larger customer base. For most of Ticona’s product lines, contracts with customers typically have a term of one to two years. If there is a significant swing in the economic conditions of the end markets of Ticona’s principal customers, it can significantly affect the demand for Ticona’s products.

     Competition

     Ticona’s principal competitors include BASF, Bayer AG, DuPont, General Electric Company and Solvay S.A. Smaller regional competitors include Asahi/America, Inc., DSM NV, Mitsubishi Plastics, Inc., Chevron Phillips Chemical Company, L.P., Polialden Petroquimica S.A., Teijin and Toray Industries Inc.

Performance Products

     The Performance Products segment consists of the food ingredients business conducted by Nutrinova.

     This business uses its own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

Key Performance Products	Major Markets

Sunett® (Acesulfame-K)	Beverages, Confections, Dairy Products and Pharmaceuticals

Sorbates	Dairy Products, Baked Goods, Beverages, Animal Feeds, Spreads and Delicatessen Products

     Business Lines

     Nutrinova’s food ingredients business consists of the production and sale of high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates, as well as the resale of dietary fiber products worldwide and the resale of other food ingredients in Japan and Australia. In addition, in July 2002 the Protos-Biotech business of Celanese Ventures, including its DHActive™ omega-3 fatty acid, docosahexanoeic acid (DHA), and other high-quality molecules, was transferred to Nutrinova.

     Acesulfame-K, a high intensity sweetener marketed under the trademark Sunett®, is used in a variety of beverages, confections and dairy products throughout the world. The primary raw materials for this product are diketene and sulfur trioxide. Sunett pricing for targeted applications reflects the value added in the precision formulations and extensive technical services provided. Nutrinova’s strategy is to be the most reliable and highest quality producer of this product, and to develop new applications and expand into new markets. Nutrinova maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe and the United States. Nutrinova’s European and U.S. patents for making Sunett expire in 2005.

     Nutrinova’s food protection ingredients are used in foods, beverages and personal care products. The primary raw materials for these products are ketene and crotonaldehyde. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

     Facilities

     Nutrinova has production facilities in Germany, as well as sales and distribution facilities in all major world markets.

     Capital Expenditures

     The Performance Products segment’s capital expenditures for property, plant and equipment were €4 million, €2 million, and €2 million for the years 2002, 2001 and 2000, respectively. The capital expenditures incurred during these years related to efficiency and safety improvement items associated with the normal operation of the business.

     Markets

     The following table illustrates the destination of the net sales of the Performance Products segment by geographic region for the years ending December 31, 2002, 2001 and 2000.

Net Sales by Destination – Performance Products

	Year Ended December 31,
	2002		2001		2000
	€	% of Segment	€	% of Segment	€	% of Segment
	(in millions, except percentages)
North America	60	37%	57	36%	58	47%
Europe/Africa	58	36%	58	37%	53	43%
Asia/Australia	27	17%	26	16%	5	4%
Rest of World	16	10%	18	11%	8	6%

     Nutrinova directly markets Sunett primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term and annual contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry. Nutrinova is currently developing markets and new applications for DHActive. Potential application areas include functional foods and beverages, dietary supplements, clinical nutrition and pharmaceutical end-uses.

     Competition

     The principal competitors for Nutrinova’s Sunett sweetener are Holland Sweetener Company, The Nutrasweet Company, Ajinomoto Co., Inc. and several Chinese manufacturers. In sorbates, Nutrinova competes with Nantong AA, Daicel, Chisso Corporation, Yu Yao/Ningbo, Yancheng AmeriPac and other Japanese and Chinese manufacturers of sorbates.

Other Activities

     Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as corporate activities, several service companies and other ancillary businesses, which do not have significant sales.

     Celanese’s two wholly-owned captive insurance companies are a key component of Celanese’s global risk management program, as well as a form of self insurance for the property, liability and workers compensation risks of Celanese. The captive insurance companies issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The captive insurance companies issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the board of management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the captive insurance companies also insures certain third party risks.

     Celanese Ventures promotes research projects that lie outside of Celanese’s principal businesses or, due to their long-term perspective and widely-spread application possibilities, cannot be operated by the principal businesses alone. Celanese Ventures is presently active in developing high temperature membrane electrode assemblies or MEAs for fuel cells, and it inaugurated the world’s first pilot plant for MEAs at the Celanese’s Frankfurt site in the third quarter of 2002. Celanese Ventures is also developing new catalysts for high performance polymers. Celanese Advanced Materials consists of the high performance polymer PBI and the Vectran® polymer fiber product lines, which were transferred from the Acetate Products segment to Other Activities as of July 1, 2000 to reflect the strategic alignment of PBI with Celanese Ventures’ fuel cell project. See Note 27 to the Consolidated Financial Statements.

Acquisitions and Divestitures

Celanese completed the following acquisitions of businesses during 2002:

•	As a part of its strategy of forward integration, Celanese purchased the European emulsions and global emulsion powders business of Clariant AG on December 31, 2002 valued at €147 million. After purchase price adjustments and assumption of liabilities, Celanese paid €125 million cash for the net assets of this business.

Celanese completed the following acquisitions of businesses during 2000:

•	In May 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of €38 million. In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens AG and retained selected projects, which it continues to operate in the process technology entity, which was renamed Celanese Ventures GmbH. Celanese received gross proceeds of €10 million on the sale.

•	In September 2000, Celanese completed the acquisition of the polyvinyl alcohol ("PVOH") business of Air Products and Chemicals, Inc. for U.S. $326 million (€359 million).

Celanese made the following divestitures during 2002:

•	Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG (“Deponie”) to Trienekens AG.

•	In December 2002, Celanese sold Trespaphan, its global oriented polypropylene film business, to a consortium consisting of the Dor-Moplefan Group and Bain Capital, Inc. This business is reflected as a component of discontinued operations in the Consolidated Financial Statements in accordance with SFAS No. 144.

•	During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. This business is reflected as a component of discontinued operations in the Consolidated Financial Statements in accordance with SFAS No. 144.

Celanese completed the following divestitures during 2001:

•	In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. See Note 10 to the Consolidated Financial Statements

•	In January 2001, Celanese sold its CelActiv™ and Hoecat® catalyst business to Synetix.

•	In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

•	In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and InfraServ GmbH & Co. Höchst KG.

•	In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

Celanese completed the following divestitures during 2000:

•	In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group’s management.

•	In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunststoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation. Pursuant to the sale agreement, the buyer had been granted limited rescission rights which expired on December 15, 2001.

     For further information on the acquisitions and divestitures discussed above, see “Business Segments – Acetyl Products,” “Item 5. Operating and Financial Reviews and Prospects – Summary of Consolidated Results – 2002 Compared with 2001 – Discontinued Operations for the Years Ended December 31, 2002, 2001 and 2000” and Note 6 to the Consolidated Financial Statements.

Raw Materials and Energy

     Celanese purchases a variety of raw materials from sources in many countries for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. However, some of Celanese’s individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide, acetaldehyde and wood pulp. During the second half of 2000 and the first quarter of 2001, Celanese experienced problems with a supplier who was unable to deliver a reliable and consistent supply of carbon monoxide at Celanese’s Singapore facility. This problem was resolved during the first quarter of 2001. In the third quarter of 2002, the same supplier had other operational difficulties, which were addressed during the fourth quarter. Otherwise, Celanese has not experienced difficulty in obtaining sufficient supplies of raw materials in recent years. However, there can be no assurance that Celanese’s ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments. Even if Celanese has multiple sources of supply for a raw material, there can be no assurance that these sources can make up for the loss of a major supplier. Nor can there be any guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole supplier. In addition, the price of raw materials varies, often substantially, from year to year.

     A substantial portion of Celanese’s products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change. Celanese’s production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. Rising coal prices in the United States leveled off at the end of 2001 and remained at these levels through 2002. Natural gas prices continued to decline through the first half of 2002 but began to increase in the third and fourth quarters. Most of these raw materials for Celanese’s European operations are centrally purchased by a subsidiary of Celanese, which also buys raw materials on behalf of third parties. Celanese manages its exposure through the use of derivative instruments and forward purchase contracts for commodity price hedging, entering into long-term supply agreements, and multi-year purchasing and sales agreements. Celanese’s policy allows the forward purchase of up to 80 percent of its natural gas and butane requirements, generally for up to 18 months using forward purchase or cash-settled swap contracts. During 2002, Celanese entered into forward purchase and cash-settled swap contracts for approximately 50 percent of its estimated natural gas requirements, generally for up to three to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, or if it elects to replace them, Celanese may have to do so at higher costs. In the first quarter of 2003, Celanese also purchased option contracts related to approximately 5 to 10 percent of its ethylene requirements. In addition, in 2002 Celanese pre-paid U.S. $25 million (€24 million) in a cost-based supply agreement and anticipates additional payments approximating €70 million over the next three years. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may modify its practice of purchasing a portion of its commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions.

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

     The Acetyl Products and Chemical Intermediates segments have been focusing on improving core production technologies, such as improving catalyst development, and supporting both debottlenecking and cost reduction efforts. New business opportunities for amines and oxo derivatives are developed in conjunction with research and development support from the Oberhausen, Germany technical center. As a part of Celanese’s Forward initiative, the Acetyl Products and Chemical Intermediates segments relocated research and development functions in the United States to the Bishop, Texas and Clear Lake, Texas plants during the second half of 2002. Celanese believes that relocating the research function closer to the manufacturing facilities will result in a further increase of productivity.

     The Acetate Products segment has been concentrating on developing new fabrics using acetate filament and new applications for other acetate materials, such as their use in disposable consumer materials.

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

     The research and development activities of the Performance Products segment are conducted at Nutrinova’s Frankfurt, Germany location. They are directed towards expanding its existing technologies and developing new applications for existing products in close cooperation with its customers.

     Celanese’s innovative products subsidiary, Celanese Ventures GmbH, promotes research projects that lie outside Celanese’s core businesses or are in an early stage of development. Presently, Celanese Ventures is developing and marketing membrane-electrode assemblies for high temperature fuel cells. Another area of competency is high performance catalysts. Celanese Ventures captures the value of promising technologies with licensing and development agreements, as well as by selling to strategic investors those projects that no longer fit Celanese’s long-term goals. Celanese Ventures operates research and development and pilot manufacturing facilities in Frankfurt, Germany; Summit, New Jersey; and Charlotte, North Carolina.

     Research and development costs are included in expenses as incurred. Celanese’s research and development costs for 2002, 2001 and 2000 were €74 million, €87 million and €87 million, respectively. For additional information on Celanese’s research and development expenses, see “Item 5. Operating and Financial Review and Prospects – Summary of Consolidated Results – 2002 Compared with 2001.”

Intellectual Property

     Celanese attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Celanese’s policy is to seek the widest possible protection for significant product and process developments in its major markets. Patents may cover products, processes, intermediate products and product uses. Protection for individual products extends for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new substances and formulations, as well as for unique applications and production processes. For example, in 2002, Ticona doubled the annual number of invention disclosures to over forty. Celanese monitors its competitors and vigorously challenges patent and trademark infringement. For example, the Acetyl Products segment maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe, Asia and the United States. Celanese is currently pursuing a number of matters relating to the infringement of its acetic acid patents. Some of Celanese’s earlier acetic acid patents will expire in 2007; other patents covering acetic acid are presently pending.

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

Environmental and Other Regulation

     Obtaining, producing and distributing many of Celanese’s products involves the use, storage, transportation and disposal of toxic and hazardous materials. Celanese is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

•	Emissions to the air;

•	Discharges to surface and subsurface waters;

•	Other releases into the environment;

•	Generation, handling, storage, transportation, treatment and disposal of waste materials;

•	Maintenance of safe conditions in the workplace; and

•	Production, handling, labeling or use of chemicals used or produced by Celanese.

     Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese’s production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. Soil and groundwater contamination has occurred at some Celanese sites, and might occur or be discovered at other sites.

     In December 1997, the Conference of the Parties of the United Nations Framework Convention on Climate Change drafted the Kyoto Protocol, which would establish significant emission reduction targets for six gases considered to have global warming potential (referred to as greenhouse gases) and would drive mandatory reductions in developed nations subject to the Protocol. To date, the Protocol has not been adopted by enough of the larger, industrialized countries (defined in Annex I to the Protocol) to come into effect. Nevertheless, Germany and other countries where Celanese has interests have made commitments to the Kyoto Protocol and are in various stages of formulating applicable regulations. The United States has rejected the approach taken in the Protocol and is looking at other potential solutions.

     In 2002, President Bush announced new climate change initiatives for the United States. Among the policies to be pursued is a voluntary commitment to reduce the “greenhouse gas intensity” of the U.S. economy by 18 percent within the next ten years. The Bush Administration is seeking to partner with various industrial sectors, including the chemical industry, to reach this goal. The American Chemistry Council, of which Celanese is a member, has committed to pursue additional reductions in greenhouse gas intensity toward an overall target of 18 percent by 2012, using 1990 emissions intensity as the baseline. Celanese currently emits carbon dioxide and smaller amounts of methane and experiences some losses of polyfluorinated hydrocarbons used as refrigerants. Celanese has invested and continues to invest in improvements to its processes that increase energy efficiency and decrease greenhouse gas intensity.

     It is Celanese’s policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for employees. In some cases, compliance can be achieved only by incurring capital expenditures. For example, various draft regulations under consideration in the United States, including the Miscellaneous Organic National Emissions Standards for Hazardous Air Pollutants regulations, and various approaches to regulating boilers and incinerators could impose additional requirements on Celanese’s operations. Celanese’s worldwide expenditures in 2002, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled €102 million, of which €4 million was for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

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

     Pursuant to a European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include competitors’ products, for instance styrene and 1,3-butadiene, as well as vinyl acetate monomer or VAM, which Celanese also produces. These risk assessments entail a multi-stage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labelling requirements, should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until the end of 2003. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry’s position that VAM is not a probable human carcinogen and that labeling of final products should not be required but that, if it is, should only be at relatively high ppm levels. It is not possible for Celanese to predict the outcome or effect of any final ruling.

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

     Celanese is subject to claims brought by United States federal or state regulatory agencies, regulatory agencies in other jurisdictions or private individuals regarding the clean-up of sites that Celanese owns, owned, operated or where waste from its operations was disposed, treated or recycled. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, commonly known as Superfund, the United States Resource Conservation and Recovery Act, and related state laws, or regulatory requirements in other jurisdictions, or through obligations retained by contractual agreements for investigation and clean-up costs at approximately 50 sites. At many of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the Environmental Protection Agency or EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The clean-up process has not been completed at most sites. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or clean-up costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, clean-up and related activities have been €5 million for the three years ended December 31, 2002, with expenditures in no year greater than €2 million.

     Celanese’s wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Höchst, Gendorf, Hürth-Knapsack, Wiesbaden, Oberhausen and Kelsterbach. Producers at the sites, including subsidiaries of Celanese, are owners of limited partnership interests in the respective InfraServ companies. Effective January 1, 2001, Celanese sold its limited partnership interest in InfraServ GmbH & Co. Münchsmünster KG, the company that owns the production site in Münchsmünster, to Ruhr Oel GmbH. In March 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG, or Deponie, to Trienekens AG, a company active in all areas of waste management and majority owned by RWE Umwelt AG. RWE Umwelt is owned by RWE AG, one of Germany’s largest utility companies. In the transaction, Deponie’s financial assets, including a cash reserve of €58 million required to be held in reserve by the German authorities to support landfill and land reclamation activities, receivables, as well as all Deponie’s liabilities (including those corresponding to the cash reserve) were transferred to the buyer upon closing of the sale.

     The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability that cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ company in question. In view of this potential obligation to eliminate residual contamination, the InfraServ companies in which Celanese has an interest, have recorded provisions totaling approximately €58 million as of December 31, 2002. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by Celanese in accordance with the demerger agreement. As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     Some of Celanese’s facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. With respect to its German sites, as with its other sites, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities.

     Provisions are not recorded for potential soil contamination liability at facilities still under operation, as German law does not currently require such contamination to be remedied until the facility is closed and dismantled, unless the authorities otherwise direct. If Celanese were to terminate operations at one of its facilities or if German law were changed to require such removal or clean up, the cost could be material to Celanese. Celanese cannot accurately determine the ultimate potential liability for investigation and clean up at such sites. Celanese adjusts provisions as new remedial commitments are made. See Note 25 to the Consolidated Financial Statements.

     It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese’s experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese’s business and financial results. As of December 31, 2002, Celanese has reserves of €199 million for environmental matters worldwide.

     In the demerger agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of €250 million. Hoechst will bear those liabilities exceeding €250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed €750 million. Celanese has made payments through December 31, 2002 of €32 million for environmental contamination liabilities in connection with the divestiture agreements. As of December 31, 2002, Celanese has reserves of €57 million for this contingency and may be required to record additional reserves in the future. See Note 25 to the Consolidated Financial Statements.

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

     As of December 31, 2002, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production and other facilities of Celanese throughout the world.

Corporate Center

Site	Leased/Owned	Products/Function

Kronberg/Taunus, Germany	Leased	Administrative offices

Acetyl Products

Site	Leased/Owned	Products/Function

Bay City, Texas, USA	Owned	Butyl acetate Iso-butylacetate Propylacetate Vinyl acetate monomer

Bishop, Texas, USA	Owned	Formaldehyde Methanol Pentaerythritol Polyols

Calvert City, Kentucky, USA	Owned	Polyvinyl alcohol

Cangrejera, Veracruz, Mexico	Owned	Acetic anhydride Acetone derivatives Ethyl acetate Vinyl acetate monomer

Clear Lake, Texas, USA	Owned; the methanol operation of this facility is owned by a joint venture	Acetic acid Methanol(1) Vinyl acetate monomer

Edmonton, Alberta, Canada	Owned	Formaldehyde Methanol

Frankfurt am Main, Germany	Owned by InfraServ GmbH & Co. Höchst KG in which Celanese holds a 31.2 percent limited partnership interest	Acetaldehyde Butyl acetate Vinyl acetate monomer

Pampa, Texas, USA	Owned	Acetic acid Acetic anhydride Ethyl acetate Methyl ethyl ketone

Pasadena, Texas, USA	Owned	Polyvinyl Alcohol

Jurong Island, Singapore	Owned	Acetic acid Butyl acetate Ethyl acetate Vinyl acetate monomer

Koper, Slovenia(2)	Owned	Conventional emulsions

Tarragona, Spain	Owned by Complejo Industrial Taqsa AIE, in which Celanese holds a 15.0 percent share.	Vinyl acetate monomer

Tarragona, Spain(2)	Owned	Vinyl acetate ethylene emulsions

Tarragona, Spain(2)	Leased	Conventional emulsions

Perstorp, Sweden(2)	Owned	Conventional emulsions Vinyl acetate ethylene emulsions

(1)	The decision to manufacture methanol at the Clear Lake plant is evaluated periodically, depending on market conditions.
(2)	Acquired on December 31, 2002 from Clariant AG.

Chemical Intermediates

Site	Leased/Owned	Products/Function

Bay City, Texas, USA	Owned	Carboxylic Acids n/i-Butyraldehyde Butyl Alcohols Propionaldehyde Propyl alcohols

Cangrejera, Veracruz, Mexico	Owned	Methyl acrylate Acrylic acid Methyl amines

Clear Lake, Texas, USA	Owned	Acrylic acid Ethyl acrylate n-butyl acrylate

Oberhausen, Germany	Owned by InfraServ GmbH & Co. Oberhausen KG in which Celanese holds an 84.0 percent limited partnership interest	Butanol Dioctyl phthalate 2-Ethylhexanol n/i-Butyraldehyde Propanol Amines

Pampa, Texas, USA	Owned	2-Ethyl hexyl acrylate Methyl acrylate

Acetate Products

Site	Leased/Owned	Products/Function

Edmonton, Alberta, Canada	Owned	Tow, Flake

Lanaken, Belgium	Owned	Tow

Narrows, Virginia, USA	Owned	Tow, Filament, Flake

Ocotlán, Jalisco, Mexico	Owned	Tow, Filament

Rock Hill, South Carolina, USA	Owned	Flake

Technical Polymers Ticona

Site	Leased/Owned	Products/Function

Auburn Hills, Michigan, USA	Leased	Automotive Development Center

Bishop, Texas, USA	Owned	Celanex® GUR® Nylon Polyacetal Compounding

Florence, Kentucky, USA	Owned	Compounding

Kelsterbach, Germany	Owned by InfraServ GmbH & Co. Kelsterbach KG in which Celanese holds a 100.0% limited partnership interest	Celstran® Polyacetals Compounding

Oberhausen, Germany	Owned by InfraServ GmbH & Co. Oberhausen KG in which Celanese holds an 84.0% limited partnership interest	GUR Norbornene Topas®(3)

Shelby, North Carolina, USA	Owned	LCP(4) PBT PPS Compounding

Wilmington, North Carolina, USA	Leased by a non-consolidated joint venture in which Celanese has a 50% interest	Fortron® PPS

Winona, Minnesota, USA	Owned	Celstran

(3)	Technical Polymers Ticona’s leased plant for its Topas cycloolefin copolymer in Oberhausen, Germany commenced production in September 2000. As Topas continues to undergo market development, the plant is operating at significantly less than commercial capacity. For further information on Topas, see “Information on the Company – Technical Polymers Ticona.”
(4)	Technical Polymers Ticona completed a significant expansion of its Vectra LCP plant in Shelby, North Carolina in the second quarter of 2002. The downturn in the telecommunications industry, a principal market for Vectra, coupled with the increased capacity, has resulted in this plant operating at significantly less than commercial capacity.

Performance Products

Site	Leased/Owned	Products/Function

Frankfurt am Main, Germany	Owned by InfraServ GmbH & Co. Höchst KG in which Celanese holds a 28.2% limited partnership interest	Sorbates Sunett®

     Polyplastics has its principal production facilities in Japan, Taiwan and Malaysia. Korea Engineering Plastics has its principal production facilities in South Korea. Celanese’s Acetyl Products segment has a joint venture with manufacturing facilities in Saudi Arabia, and its Acetate Products segment has three joint ventures with production facilities in China.

     In 2002, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of €218 million. In 2001 and 2000, these expenditures amounted to €217 and €218 million, respectively. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese’s present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

     For information on environmental issues associated with Celanese’s properties, see “Information on the Company – Environmental and Other Regulation” and “Item 5. Operating and Financial Review and Prospects –Liquidity and Capital Resources—Environmental Matters.” Additional information with respect to Celanese’s property, plant and equipment, and leases is contained in Notes 11 and 22 to the Consolidated Financial Statements.

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

Basis of Presentation

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst. Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of Celanese and its wholly-owned subsidiaries and have been presented to show separately the effects of discontinued operations. See “Summary of Consolidated Results – 2002 Compared with 2001 – Discontinued Operations for the Years Ended December 31, 2002, 2001 and 2000.”

     The financial condition, results of operations and cash flow of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled €1 million of income in 2002 and expense of €496 million and €21 million in 2001 and 2000, respectively. For a further discussion of special charges, see “Summary by Business Segment – 2002 Compared with 2001 – Special Charges,” “Summary of Consolidated Results – 2002 Compared with 2001 – Special Charges,” “Summary by Business Segment – 2001 Compared with 2000 – Special Charges” and “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges.”

     Effective January 1, 2002, Celanese adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test upon adoption of SFAS No. 142 and at least annually thereafter. The related charges in 2001 were a net expense of €77 million in selling, general and administrative expense and €6 in equity in net earnings of affiliates. Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of €10 million was recorded to cumulative effect of changes in accounting principles in Celanese’s Consolidated Statement of Operations in the first quarter of 2002.

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit and disposal activities initiated after September 30, 2002. See “ Summary of Consolidated Results – 2002 Compared with 2001 – Special Charges.”

     In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with Celanese’s fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of €9 million, net of income taxes of €5 million, was recorded to cumulative effect of change in accounting principles in Celanese’s Consolidated Statement of Operations. In addition, this change reduced total 2002 pension expense by approximately €14 million.

     Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, earnings before interest, taxes, depreciation and amortization (“EBITDA”), excluding special charges, is considered appropriate for evaluating the performance of its operating segments as it closely reflects cash flow management. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit (loss). Celanese excludes special charges from EBITDA for better comparability between periods. EBITDA eliminates the effect of depreciation and amortization of tangible and intangible assets.

Major Events in 2002

Enhancing the value of Celanese’s portfolio:

•	Acquisition of the European emulsions and global emulsion powders business from Clariant AG, Switzerland

•	Divestiture of Trespaphan, the oriented polypropylene (OPP) film business

•	Formation of a 50/50 European joint venture with Hatco Corporation, U.S. for production and marketing of neopolyol esters, a basic raw material for synthetic lubricants

Continuing internal growth activities:

•	Start-up of a new 30,000 ton per year GUR® ultra-high molecular weight polyethylene plant in Bishop, Texas, U.S.

•	Completion of capacity expansion for Vectra® liquid crystal polymers in Shelby, North Carolina, U.S.

•	Opening of the world’s first pilot plant for high temperature membrane electrode assemblies for fuel cells in Frankfurt, Germany

•	Announcement to construct with Asian partners a world-scale 60,000 ton per annum polyacetal plant in China, with operations expected to start during 2005

Additional highlights:

•	Cost savings of an estimated €100 million achieved in 2002 associated with the Focus and Forward restructuring programs, initiated in 2001

•	Agreement with BOC p.l.c., United Kingdom to supply carbon monoxide that feeds the acetic acid production facility at the Clear Lake, Texas site in a move to decrease costs and improve efficiency

•	Divestiture of global allylamines and U.S. alkylamines business with production sites in Portsmouth, Virginia and Bucks, Alabama

•	Initiation in December 2002 of a buy back of up to 1,031,941 shares, expected to be completed by the end of April 2003

•	Expensing of stock options commenced in July 2002 at a total estimated cost of €10 million, of which approximately €3 million was recognized in 2002

•	Agreement with Degussa AG, Germany to establish a 50/50 joint venture for the European oxo chemicals business, subject to regulatory approval in 2003

•	Appointment of Dr. Andreas Pohlmann as chief administrative officer to the Board of Management, responsible for Performance Products and Celanese Ventures, and as director of personnel. He succeeds Prof. Ernst Schadow, who retired in October 2002.

Financial Highlights

	Year Ended December 31,
	2002	2002	2001	2000
	(in $ millions,(1) except for share and per share data)	(in € millions, except for share and per share data)
Net sales	4,535	4,325	4,777	4,885
Gross profit	715	682	645	730
Special charges	1	1	(496)	(21)
Depreciation and amortization	300	286	390	356
Operating profit (loss)	162	155	(488)	87
EBITDA excluding special charges(2)	461	440	398	464
Earnings (loss) from continuing operations	117	113	(364)	54
Earnings (loss) from discontinued operations	58	55	(21)	4
Cumulative effect of changes in
accounting principles	20	19	—	—
Net earnings (loss)	195	187	(385)	58
Weighted average shares — basic and diluted	50,329,346	50,329,346	50,331,847	53,293,128
Earnings (loss) per common share — basic and diluted
from continuing operations	2.32	2.25	(7.23)	1.01
from discontinued operations	1.15	1.09	(0.42)	0.08
from cumulative effect of change in
accounting principles	0.40	0.38	—	—
from net earnings (loss)	3.87	3.72	(7.65)	1.09

	As of December 31,
	2002	2002	2001
	(in $ millions (1))	(in € millions)
Trade working capital(3)	647	618	605
Total assets	6,424	6,127	7,064
Net financial debt(4)	521	497	835
Shareholders’ equity	2,102	2,005	2,210

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.
(2)	Celanese defines EBITDA excluding special charges as operating profit plus depreciation and amortization plus special charges.
(3)	Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.
(4)	Celanese defines net financial debt as short-term borrowings and current installments of long-term debt plus long-term debt less cash and cash equivalents.

Overview – 2002 Compared with 2001

     In a global business environment characterized by slow and uneven growth, net earnings increased significantly to €187 million in 2002 from a loss of €385 million in the prior year. The increase reflected lower special charges, lower raw material and energy costs, lower amortization expense due to the adoption of SFAS No. 142, savings from restructuring and operational excellence initiatives, improved capacity utilization rates in the Acetyl Products segment, and an increase in demand in the Technical Polymers Ticona segment. Additionally, net earnings benefited from a cumulative effect of changes in accounting principles of €19 million, net of income tax, and positive effects from the sale of discontinued operations of €55 million. These effects were reduced by lower pricing in most segments, the effect of year on year changes in LIFO inventory and unfavorable currency effects, principally the appreciation of the euro against the U.S. Dollar. Operating cash flow remained strong, though below last year’s level, as trade working capital increased slightly compared to year-end 2001. 2002 capital expenditures were at similar levels to the previous year.

     Segment sales declined 9% as higher volumes (+2%) could not offset lower pricing (-8%) and unfavorable currency effects (-3%). EBITDA excluding special charges increased 11%, reflecting lower operating costs and slightly improved demand conditions partially offset by weaker pricing for our products. Volumes increased in Ticona, on modest demand improvement from the automotive and other end-use industries, especially in Europe. In Performance Products, volumes of Nutrinova’s high intensity sweetener, Sunett®, continued to grow. In Acetyl Products, somewhat higher demand and temporarily tight supply conditions during the second half of 2002 led to improved capacity utilization rates. Although overall selling prices were lower year on year, average pricing in the Acetyl Products and Chemical Intermediates segments rose steadily throughout 2002. Continuing difficult merchant market conditions and weak pricing, especially in acrylates, resulted in reduced performance in the Chemical Intermediates segment. Profitability in the Acetate Products segment declined as lower volumes in all products, mainly in filament, offset higher tow pricing and cost savings from restructuring efforts.

     Celanese reduced its net financial debt by 40% from €835 million as of December 31, 2001 to €497 million as of December 31, 2002. The reduction was due to debt repayment resulting from a continuing high level of cash from operations and net proceeds of €100 million for the net assets and €78 million for the repayment of borrowings from divestitures, combined with the effects of currency movements of approximately €200 million. Operating cash flow declined slightly from €522 in 2001 to €387 in 2002, as 2001 operating cash flow reflected the benefits of a €297 million reduction in trade working capital compared to 2000. Trade working capital in 2002 increased slightly compared to year-end 2001 levels.

     Celanese had capital expenditures of €218 million in 2002, compared to €217 million in 2001. Major projects included the completion of a new 30,000 ton per year plant to produce GUR® ultra-high molecular weight polyethylene in Bishop, Texas, U.S. The plant began supplying customers in the fourth quarter of 2002. Celanese also completed the 6,000 ton per year expansion of capacity for Vectra® liquid crystal polymers in Shelby, North Carolina, U.S. In addition, Celanese began construction in 2002 of a new plant for synthesis gas, an important raw material for the production of oxo and specialty chemicals, at its Oberhausen, Germany site. The new plant is scheduled to come on stream in the second half of 2003 and is expected to improve reliability and reduce production costs.

     The Focus and Forward restructuring initiatives, started in 2001, generated estimated savings of approximately €100 million in 2002. In 2003, annual savings are expected to increase to approximately €140 million. In connection with these restructuring programs, most of the approximate 1,500 positions identified had been eliminated by December 31, 2002. Celanese’s company-wide operational excellence efforts, including Six Sigma, continued to contribute to profitability.

     In 2002, Celanese made further progress in enhancing the value of its portfolio. Celanese acquired the European emulsions and worldwide emulsion powders businesses of Clariant AG, Switzerland in December 2002 for €147 million, which included €125 million cash plus the assumption of debt and other liabilities. Additionally, Celanese divested the Trespaphan OPP films business of the Performance Products segment in December 2002 for €209 million, which included €112 million in cash, the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG and a purchase price adjustment for liabilities assumed by the buyer. The acquisition of the emulsion businesses extends Celanese’s acetyls value chain into higher value businesses and is expected to be earnings and cash flow positive in 2003.

     Celanese took a major step to address performance issues within the Chemical Intermediates segment in 2002. Celanese signed an agreement with Degussa AG, Germany to form a 50/50 joint venture for their European oxo activities. The European Commission is currently conducting a detailed investigation into the proposed joint venture. Celanese expects regulatory approval in 2003. In addition, Celanese divested its global allylamines and U.S. alkylamines business at the end of 2002.

Selected Data by Business Segment

	Year Ended December 31,
	2002	2002		2001		2000
	$(1)	€	% of Segments (2)	€	% of Segments (2)	€	% of Segments (2)
	(in millions,except percentages)
Net Sales(3)
Acetyl Products	2,016	1,923	43	2,155	44	2,106	42
Chemical Intermediates	951	907	21	1,020	21	1,048	21
Acetate Products	702	670	15	762	16	756	15
Technical Polymers Ticona	794	757	17	773	16	923	19
Performance Products	169	161	4	159	3	124	3

Segment Total	4,632	4,418	100	4,869	100	4,957	100

Other Activities	71	68		83		84
Intersegment Eliminations	(168)	(161)		(175)		(156)

Total Net Sales	4,535	4,325		4,777		4,885

Special Charges(4)
Acetyl Products	(3)	(3)	(38)	125	26	68	139
Chemical Intermediates	3	3	38	328	66	2	4
Acetate Products	—	—	—	50	10	8	16
Technical Polymers Ticona	8	8	100	(9)	(2)	(29)	(59)
Performance Products	—	—	—	—	—	—	—

Segment Total	8	8	100	494	100	49	100

Other Activities	(9)	(9)		2		(28)

Total Special Charges	(1)	(1)		496		21

Operating Profit (Loss)(3)
Acetyl Products	152	145	69	(73)	17	(10)	(9)
Chemical Intermediates	(30)	(29)	(14)	(374)	83	(20)	(19)
Acetate Products	25	24	11	(32)	7	9	8
Technical Polymers Ticona	23	22	11	(15)	3	96	89
Performance Products	50	48	23	44	(10)	33	31

Segment Total	220	210	100	(450)	100	108	100

Other Activities	(58)	(55)		(38)		(21)

Total Operating Profit (Loss)	162	155		(488)		87

EBITDA Excluding Special Charges(4)
Acetyl Products	264	252	51	208	48	200	38
Chemical Intermediates	23	22	4	30	7	48	9
Acetate Products	85	81	16	91	21	92	18
Technical Polymers Ticona	91	87	18	52	12	140	27
Performance Products	58	55	11	50	12	40	8

Segment Total	521	497	100	431	100	520	100

Other Activities	(60)	(57)		(33)		(56)

Total EBITDA Excluding Special Charges	461	440		398		464

(1)	The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.
(2)	The percentages in this column represent the percentage contribution of each segment to the total of all segments.
(3)	Derived from the accompanying audited Consolidated Financial Statements.
(4)	For a further discussion of special charges, see “Summary by Business Segment – 2002 Compared with 2001 – Special Charges,” “Summary of Consolidated Results – 2002 Compared with 2001 – Special Charges,” “Summary by Business Segment – 2001 Compared with 2000 – Special Charges” and “Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges.”

Summary by Business Segment – 2002 Compared with 2001

     Acetyl Products

     Net sales for the Acetyl Products segment decreased by 11% to €1,923 million in 2002 from €2,155 million in 2001 primarily due to lower pricing (-12%) and unfavorable currency effects (-3%), partially offset by higher volumes (+4%). Selling prices for major products decreased year on year, following the decline in hydrocarbon costs, particularly natural gas and ethylene. Although overall selling prices were lower year on year, pricing rose steadily throughout 2002, as a result of higher demand, temporarily tight supply conditions and a sequential quarterly increase in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes for vinyl acetate monomer in the United States and Asia, and for acetic acid and polyvinyl alcohol, primarily in Asia.

     In special charges, the Acetyl Products segment recorded €3 million of income in 2002 compared to €125 million of expense in 2001. The income of €3 million in 2002 resulted from favorable adjustments to restructuring reserves recorded in 2001, due to lower than expected severance and other closure costs. These adjustments were partially offset by employee severance costs recorded in 2002 for cost-savings initiatives at production sites.

     The 2001 special charges related to 2001 restructuring initiatives of €121 million and fixed asset impairments of €18 million associated with the acetyl derivatives and polyols business line. These special charges were offset by a €14 million favorable adjustment to prior year restructuring activities. The €121 million in restructuring initiatives included €78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta and €43 million relating primarily to employee severance costs at plant and administrative sites as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate these functions to production sites. The €18 million fixed asset impairment related to a reassessment of the expected long-term value of the polyols product line.

     Operating profit for the Acetyl Products segment of €145 million in 2002 improved from an operating loss of €73 million in 2001. This increase resulted primarily from a reduction in special charges as noted above. Higher sales volumes, benefits from productivity and restructuring initiatives and a faster rise in selling prices than in raw material and energy costs contributed to this improvement. Lower amortization expense of €33 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002. Operating profit in 2001 benefited from a €39 million non-recurring compensation payment associated with operational problems experienced by the carbon monoxide supplier to Celanese’s Singapore facility from July 2000 through May 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter and had minimal impact on full year 2002 operating results due to insurance recoveries.

     At the end of 2002, Celanese completed the acquisition of the European emulsions and global emulsion powders businesses of Clariant. Beginning in 2003, the businesses were integrated into the Acetyl Products segment and are expected to contribute positively to earnings and cash flow.

     EBITDA excluding special charges for the Acetyl Products segment rose by €44 million to €252 million in 2002 as compared to €208 million in 2001. EBITDA excluding special charges as a percentage of sales increased to 13.1% in 2002 from 9.7% in 2001.

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment decreased by 11% to €907 million in 2002 from €1,020 million in 2001, due to lower pricing (-8%) and unfavorable currency effects (-3%). In all business lines, 2002 selling prices were lower than in 2001 as pricing reflected lower costs for raw materials, primarily propylene, and energy, as well as competitive pressure, primarily in acrylates. Volumes in the acrylates business were lower due to reduced merchant market opportunities, while oxo and specialties volumes increased slightly.

     In 2002, the Chemical Intermediates segment recorded special charges of €3 million compared to €328 million in 2001. The 2002 special charges primarily related to employee severance costs associated with cost savings initiatives at production sites. The 2001 special charges largely resulted from the impairment of most of the segment’s goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment’s underlying businesses.

     Of the €328 million in special charges in 2001, €243 million related to goodwill impairments and €63 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines. The remaining €28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of €6 million from third party site partners.

     The operating loss for the Chemical Intermediates segment decreased to €29 million from €374 million in 2001. This improvement was primarily due to lower special charges as noted above. Operating profit also benefited from productivity improvements and cost savings from restructuring initiatives. The improvement was partially offset by a decline in acrylate prices, which fell more than the decrease in raw material costs. Acrylates were negatively affected by a continued decline in merchant market demand and pressure on selling prices due to overcapacity. Operating results for the segment in 2002 also benefited from lower amortization expense of €17 million resulting from the adoption of SFAS No. 142.

     EBITDA excluding special charges for the Chemical Intermediates segment fell to €22 million in 2002 from €30 million in 2001. EBITDA excluding special charges as a percentage of sales decreased to 2.4% in 2002 from 2.9% in 2001.

     Acetate Products

     Net sales for the Acetate Products segment decreased by 12% to €670 million in 2002 from €762 million in 2001. Lower sales volumes (-7%) and unfavorable currency movements (-5%) contributed to the decline in sales in 2002. Average pricing for acetate was stable in 2002 as higher tow prices offset lower filament pricing. Volumes declined mainly due to lower demand for acetate filament from the U.S. and European textile industries and ongoing fiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased due to lower merchant sales. Tow volumes were slightly lower in 2002 mainly due to reduced volumes in North America and Europe, partially offset by improvements in other regions.

     The Acetate Products segment recorded no special charges in 2002 compared to €50 million in 2001. The charges in 2001 resulted from the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium, as well as for costs incurred with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs associated with a production facility in Mexico.

     The Acetate Products segment recorded an operating profit of €24 million in 2002, compared to an operating loss of €32 million in 2001. Operating profit in 2002 benefited from the absence of special charges and a €10 million decrease in amortization expense resulting from the implementation of SFAS No. 142. Cost reductions from the Forward program and other productivity initiatives partially offset the effects of lower sales volumes.

     In January 2003, the International Paper Company, a primary supplier of wood pulp to Celanese’s acetate flake production facilities in the United States, announced that it would be shutting down its facility in Natchez, Mississippi. Although Celanese believes it will have an adequate wood pulp supply from International Paper for 2003 requirements, we expect that this plant closure will result in increased operating expenses in 2003 from temporary increases in wood pulp inventory, as well as by expenses associated with the qualification of product from alternative suppliers.

     EBITDA excluding special charges for the Acetate Products segment was €81 million in 2002 compared to €91 million in 2001. EBITDA excluding special charges as a percentage of sales increased slightly to 12.1% in 2002 from 11.9% in 2001.

     Technical Polymers Ticona

     Net sales for the Ticona segment decreased by 2% to €757 million in 2002 from €773 million in 2001 as the result of lower selling prices (-3%) and unfavorable currency movements (-3%), which were mostly offset by higher volumes (+4%). Volumes increased mainly in polyacetal, reflecting some improvement in demand from the automotive and other end-use industries, especially in Europe. Volumes also improved in ultra-high molecular weight polyethylene, but declined or were flat in other product lines. Average selling prices declined for most product lines, primarily polyacetal. Polyacetal standard-grade pricing was reduced in response to competitive pressure, mainly from Asian suppliers.

     In special charges, the Ticona segment had expense of €8 million in 2002 compared to income of €9 million in 2001. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. The favorable adjustment in 2001 was primarily due to higher than expected insurance reimbursements associated with the plumbing cases, which were largely offset by restructuring expenses for employee severance costs in the United States and Europe. These 2001 restructuring initiatives were taken to streamline administrative and operational functions under Celanese’s Forward initiative.

     The Ticona segment recorded an operating profit of €22 million in 2002 compared to an operating loss of €15 million in 2001. The major factors contributing to the earnings improvement were reduced raw material costs and increased sales volumes. Operating results in 2002 also benefited from €22 million of lower amortization expense due to the adoption of SFAS No. 142. These improvements were partially offset by costs for maintenance shutdowns and startup costs related to expansions, as well as the higher special charges noted above. The Ticona segment continued to incur market development costs for cyclo-olefin copolymers in 2002.

     EBITDA excluding special charges for the Ticona segment increased to €87 million in 2002 compared to €52 million in 2001. EBITDA excluding special charges as a percentage of sales rose to 11.5% in 2002 from 6.7% in 2001.

     Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 1% to €161 million in 2002 from €159 million in 2001 due to increased volumes (+10%), largely offset by price decreases (-9%). Increased volumes reflected strong growth of the high intensity sweetener Sunett® from new applications in the beverage and confectionary industries in the U.S. and Europe. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. In sorbates, pricing pressure from Asian competitors intensified in 2002, mainly in the fourth quarter, due to worldwide overcapacity. We expect these conditions to continue in 2003.

     Operating profit for the Performance Products segment of €48 million in 2002 improved from €44 million in 2001. The increase is mainly a result of higher volumes from new applications in Sunett, increased yields from manufacturing efficiencies and cost reductions, which were mostly offset by lower pricing as noted above.

     EBITDA excluding special charges for the Performance Products segment increased by €5 million to €55 million in 2002 from €50 million in 2001. EBITDA excluding special charges as a percentage of sales rose to 34.2% in 2002 from 31.4% in 2001.

     Other Activities

     Other Activities includes revenues mainly from Celanese’s captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as ancillary businesses and service companies, which do not have significant sales. Celanese Advanced Materials primarily consists of the high performance polymer PBI and Vectran® polymer fiber product lines. In addition, Other Activities includes Celanese corporate operating expenses.

     Net sales for Other Activities decreased by 18% to €68 million in 2002 from €83 million in 2001. This decline was primarily due to the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of a number of service contracts and licensing fees at Celanese Ventures GmbH.

     Other Activities recorded €9 million of income in special charges in 2002 compared to a charge of €2 million in 2001. The €9 million income in 2002 similarly relates to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities. The €2 million expense in 2001 primarily consisted of corporate employee severance costs, which were partially offset by a €4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to €55 million in 2002 from €38 million in 2001. This was primarily due to an adjustment to loss reserves at the captive insurance companies, lower third party commission income earned by a procurement subsidiary and the reduction of revenues from Celanese Ventures. This decrease was partially offset by a gain of €10 million on the sale of an InfraServ subsidiary and an increase in income related to adjustments in special charges as noted above.

     EBITDA excluding special charges for Other Activities declined to a loss of €57 million in 2002 from a loss of €33 million in 2001.

Summary of Consolidated Results – 2002 Compared with 2001

     Net Sales

     Net sales decreased by 9% to €4,325 million in 2002 as compared to €4,777 million in 2001 primarily as a result of lower selling prices and unfavorable currency movements despite improved volumes in most segments. Decreases in the Acetyl Products, Chemical Intermediates, Acetate Products and Ticona segments were only slightly offset by an increase in the Performance Products segment.

     Cost of Sales

     Cost of sales decreased by 12% to €3,643 million in 2002 compared with €4,132 million in 2001. Cost of sales as a percentage of net sales decreased to 84% in 2002 from 86% in 2001, reflecting lower raw material and energy costs, primarily in the Acetyl Products, Chemical Intermediates and Ticona segments, and cost reductions from productivity and restructuring initiatives.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 15% to €471 million in 2002 from €552 million in 2001 driven largely by a €77 million decline in amortization expense resulting from the implementation of SFAS No. 142. Excluding the effects of this amortization expense, selling, general and administrative expenses as a percentage of sales were relatively flat. Selling, general and administrative expenses were affected by lower third party commission income earned by a procurement subsidiary of Celanese, and increased selling efforts by the Ticona segment, offset by favorable currency fluctuations and benefits from cost reduction efforts. In 2002 and 2001, Celanese had favorable adjustments of €15 million and €12 million, respectively, relating to reduction in environmental reserves due to favorable trends in environmental remediation.

     Research and Development Expenses

     Research and development expenses decreased by 15% to €74 million in 2002 from €87 million in 2001. The reduction resulted primarily from Celanese’s strategy to concentrate the research and development efforts at production sites within most businesses. Research and development expenses as a percentage of sales remained flat at 2% for both 2002 and 2001.

     Special Charges

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. The statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under Issue 94-3, a liability was recognized when the Company committed to an exit plan.

     In 2002, Celanese recorded special charges totaling €1 million of income, which consisted of €19 million of restructuring charges, €10 million of income from favorable adjustments to restructuring reserves recorded in 2001 and 2000, €9 million of income from other special charges related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities and €1 million of income from reimbursements from third party site partners related to prior year restructuring initiatives. The €19 million of additions to the restructuring reserve in 2002 included employee severance costs of €11 million and plant and office closure costs of €8 million.

     The €19 million of additions to the restructuring reserve included €10 million under SFAS No. 146 and €9 million under EITF Issue No. 94-3, as explained below.

     SFAS No. 146 Initiatives

     Initiatives that commenced during the fourth quarter of 2002 and were recorded under SFAS No. 146 represented restructuring additions for employee termination benefits of €4 million and plant and office closure costs of €6 million.

     Acetyl Products and Chemical Intermediates

     Severance costs as a result of the streamlining of chemical production facilities in the United States and Germany amounted to €3 million in 2002. Future costs for this initiative are estimated to be €2 million and are expected to be incurred in 2003.

     Technical Polymers Ticona

     The Ticona segment plans to concentrate its European manufacturing operations in Germany and as a result will cease its compounding operations in Telford, United Kingdom by mid-year 2003. As a result, fixed asset impairments totaling €4 million were recorded in 2002. Additional costs of approximately €7 million relating to employee severance and lease cancellation costs are expected in 2003. The restructuring will affect approximately 70 employees.

     With the construction of a new and expanded GUR® plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to the new facility. Decommissioning and demolition costs associated with the Bayport closure are estimated to be €2 million, all of which were accrued in 2002.

     EITF Issue No. 94-3 Initiatives

     Restructuring initiatives that commenced during the first three quarters of 2002, and recorded under EITF Issue No. 94-3, represented €7 million of restructuring additions for employee severance costs and €2 million of restructuring additions for plant and office closure costs.

     Employee severance costs consisted primarily of €3 million for the shutdown of the nylon polymer unit in Bishop, Texas, €1 million for personnel in the PVOH business, and €3 million for adjustments related to 2001 Project Forward initiatives as discussed below.

     Plant and office closure costs consisted mainly of asset write-offs of €2 million for the nylon polymer unit shutdown in Bishop.

     The €10 million of favorable adjustments in 2002 of prior year restructuring reserves consisted of an €8 million adjustment to the 2001 reserves and a €2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Acetyl Products production facility in Knapsack, Germany.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of the 2000 level of €235 million and contribute €100 million to EBITDA from programs to increase efficiency. Project Forward was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. The 2001 restructuring initiatives detailed below resulted in a reduced cost base and operational efficiencies in 2002.

	Employee Termination Benefits	Plant/Office Closures	Total Restructuring	Non-Restructuring Special Charges	Total Special Charges	Of which non-cash
	(in € millions)
Focus	29	17	46	4	50	8
Forward	92	88	180	77	257	105
Goodwill Impairment	—	—	—	243	243	243
Other	—	—	—	(35)	(35)	(28)

Subtotal	121	105	226	289	515	328
Restructuring Adjustments	(2)	(17)	(19)	—	(19)	(19)

Total Special Charges	119	88	207	289	496	309

     In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

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

     In 2001, the Focus and Forward initiatives identified approximately 1,500 positions to be eliminated, substantially all of which had been eliminated as of December 31, 2002.

     The €19 million of favorable adjustments in 2001 of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 reserve adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products segment’s production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 reserve adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of €289 million consisted of the Chemical Intermediates segment’s goodwill impairment of €243 million and fixed asset impairments of €57 million, the Acetyl Products segment’s fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 24 to the Consolidated Financial Statements) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     Foreign Exchange Gain

     Foreign exchange gain increased to €5 million in 2002 from €2 million in 2001. This change is primarily attributable to the weakening of the Mexican peso against the U.S. dollar as well as the weakening of the U.S. dollar against the euro.

     Operating Profit (Loss)

     An operating profit of €155 million was generated in 2002 compared to a loss of €488 million in 2001 primarily due to a decrease in special charges from €496 million in 2001 to income of €1 million in 2002. Also contributing to the profit improvement were lower raw material and energy costs in most segments, cost reductions throughout Celanese and improved volumes. The profit increase was partially offset by the unfavorable effect of lower selling prices. Lower amortization expense of €77 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002.

     EBITDA excluding special charges totaled €440 million in 2002 compared to €398 million in 2001. EBITDA excluding special charges as a percentage of sales increased to 10.2% in 2002 from 8.3% in 2001.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to €22 million in 2002 from €13 million in 2001. This increase was partially attributable to an increase in the earnings of Korea Engineering Plastics Co. Ltd. Lower goodwill amortization expense of €6 million due to the adoption of SFAS No. 142 also had a positive effect on 2002 results.

     Interest Expense

     Interest expense decreased by 26% to €59 million in 2002 from €80 million in 2001, as a result of lower average financial debt and lower interest rates.

     Interest and Other Income, Net

     Interest and other income, net decreased to €48 million in 2002 from €65 million in 2001, mainly due to lower dividend income from our investments, primarily from our methanol joint venture in Saudi Arabia, writedown of investments and lower interest income partially offset by higher transaction gains on foreign currency financing. Additionally, in 2001, Celanese received gross proceeds of €10 million and recorded a gain of €6 million relating to the sale of its ownership interests in InfraServ GmbH & Co. Münchsmünster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH. Investments accounted for under the cost method contributed dividend income of €41 million and €52 million in 2002 and 2001.

     Income Taxes

     In 2002, Celanese recognized income tax expense of €53 million as compared to an income tax benefit of €126 million in 2001. Celanese also recognized in 2002 a €43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 32 percent compared to 26 percent in 2001. The Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years’ deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of €126 million and reported an effective tax rate of 26 percent. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     Discontinued Operations for the Years Ended December 31, 2002, 2001 and 2000

     In December 2002, Celanese completed the sale of Trespaphan, its OPP film business, to a consortium consisting of the Dor-Moplefan Group and Bain Capital, Inc. The preliminary purchase price for the business was €209 million. Net of the purchase price adjustments of €19 million and the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG, Celanese received net proceeds of €112 million. Trespaphan was formerly part of Celanese’s Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. This business was formerly part of Celanese's Chemical Intermediates segment.

     In 2002, Celanese received net proceeds of €123 million and recorded a pre-tax gain of €14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were €1 million.

     Additionally, Celanese recognized a tax benefit of €40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan’s subsidiary in Germany relating to tax years ended December 31, 2000 and 2001. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations in the 2002 Consolidated Financial Statements, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Relating to these divestitures, Celanese adjusted 2001 and 2000 earnings by reclassifying pre-tax losses of €40 million and €3 million, respectively, into earnings (loss) from operations of discontinued operations relating to these divestitures. Additionally, Celanese recognized tax benefits of €10 million and €4 million in 2001 and 2000, respectively, for discontinued operations related to these divestitures.

     In 2001, Celanese completed the sale of NADIR filtration GmbH, formerly Celgard GmbH, received minimal proceeds from this sale and recorded a €2 million pre-tax gain on disposal of discontinued operations. Celanese recorded an additional gain in 2001 of €12 million in pre-tax gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of €5 million for discontinued operations.

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

     Celanese recorded €31 million, pre-tax, in earnings (loss) from operation of discontinued operations (including gain on disposal of discontinued operations of €28 million) relating to these divestitures in 2000. Celanese also recorded €9 million of additional pre-tax losses incurred in 2000 relating to other discontinued operations sold in 1999 in gain on disposal of discontinued operations. Celanese recognized a tax expense of €19 million for these discontinued operations in 2000.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2002, 2001 and 2000.

	Sales			Operating Profit (Loss)
	2002	2001	2000	2002	2001	2000
	(in € millions)
Discontinued operations of Chemical Intermediates	34	39	37	(12)	(35)	(4)
Discontinued operations of Performance Products	273	281	285	10	(5)	—
Discontinued operations of Other Activities	—	—	54	—	—	3

Total discontinued operations	307	320	376	(2)	(40)	(1)

     Cumulative Effect of Changes in Accounting Principles

     Celanese recorded income of €19 million for a cumulative effect of changes in accounting principles, net of tax of €5 million, in 2002. The adoption of SFAS No. 142 in 2002 resulted in income of €10 million as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of €9 million income, net of taxes of €5 million, was recorded in 2002.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by €572 million to net earnings of €187 million in 2002 from a net loss of €385 million in 2001.

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

     The Acetyl Products segment recorded special charges of €125 million in 2001 compared to €68 million in 2000. These 2001 special charges were largely taken to reduce costs and increase operational efficiency by closing high-cost production facilities and streamlining administrative and operational functions under the Focus and Forward initiatives as well as other programs. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges.”

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

     Chemical Intermediates

     Net sales for the Chemical Intermediates segment decreased by 3% to €1,020 million in 2001 from €1,048 million in 2000, primarily due to price decreases (-5%) and favorable currency movements (+2%). For 2001, sales prices were lower than 2000 in most products, including acrylic acid, butanol, butyl acrylate and 2-ethyl hexanol, due to global industry capacity outpacing market growth and the pass through of falling raw material costs, primarily propylene. Volumes in the Chemical Intermediates segment were higher with increases in the oxo business line and specialty business line offset by decreases in the acrylates business line. The oxo business line volume improvement resulted from temporary market shortages in Asia. In the acrylates business line, difficult business conditions persisted due to continuing price pressure and customer consolidation.

     In 2001, the Chemical Intermediates segment recorded special charges of €328 million. These special charges largely resulted from the impairment of most of the segment’s goodwill and a portion of its fixed assets, due to a reassessment in the expected long-term value of the segment’s underlying businesses. Special charges were also taken to reduce costs and increase operational efficiency by streamlining administrative and operational functions under the Focus and Forward initiatives as well as other programs. See “Summary of Consolidated Results – 2001 Compared to 2000 – Special Charges.”

     Of the €328 million in special charges, €243 million related to goodwill impairments and €63 million to fixed asset impairments resulting primarily from the deterioration in the outlook of the acrylates and oxo business lines. The remaining €28 million related to restructuring initiatives, primarily for employee severance costs at both plant and administrative sites. These charges were partially offset by recoveries due to Celanese of €6 million from third party site partners. In 2000, the Chemical Intermediates segment recorded special charges of €2 million, primarily related to administrative restructuring.

     The operating loss for the Chemical Intermediates segment increased to €374 million in 2001 from €20 million in 2000. This was primarily due to the special charges previously discussed and higher costs due to plant turnarounds and outages. Additionally, performance of the acrylates business line was negatively affected by unfavorable pricing under an existing supply agreement. Early in the first quarter of 2002, a sharp decline in selling prices in the acrylates business line occurred as a result of weak market conditions and low utilization rates. As a result, the business outlook for the acrylates business line has deteriorated.

     EBITDA excluding special charges for the Chemical Intermediates segment decreased to €30 million in 2001 from €48 million in the comparable period.

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

     Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 28% to €159 million in 2001 from €124 million in 2000 largely as the result of higher volumes (27%), as prices remained relatively unchanged (1%). The increase in volumes was driven by higher demand for the high intensity sweetener Sunett® from the beverage and confectionary industries in the United States. Prices declined due to increased volumes to Sunett customers and continued pressure on sorbates’ pricing due to worldwide overcapacity.

     Operating profit for the Performance Products segment of €44 million in 2001 improved from €33 million in 2000 mainly as a result of increased market growth of Sunett® as noted above.

     EBITDA excluding special charges for the Performance Products segment increased by €10 million to €50 million in 2001 from €40 million in 2000.

     Other Activities

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

     Effective July 1, 2000, the PBI and Vectran® product lines were transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH.

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

Summary of Consolidated Results – 2001 Compared with 2000

     Net Sales

     Net sales decreased by 2% to €4,777 million in 2001 as compared to €4,885 million in 2000 primarily as a result of lower volumes and lower selling prices, partially offset by favorable currency movements. Slight increases in the Acetyl Products, Acetate Products and Performance Products segments were more than offset by decreases in the Technical Polymers Ticona and Chemical Intermediates segments. Ticona’s sales fell sharply as the result of a significant decline in volumes.

     Cost of Sales

     Cost of sales decreased by 1% to €4,132 million in 2001 compared with €4,155 million in 2000. Cost of sales as a percentage of net sales increased to 86% in 2001 from 85% in 2000, reflecting higher raw material and energy costs and lower capacity utilization, primarily in Ticona.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased by 2% to €552 million in 2001 from €541 million in 2000 driven largely by currency effects and increased selling, general and administrative costs associated with the newly acquired PVOH business and increased selling efforts in food ingredients. Selling, general and administrative expenses as a percentage of sales remained flat at 11% in both 2001 and 2000. In 2001, Celanese had favorable adjustments of €12 million relating to a reduction in environmental reserves due to favorable trends in environmental remediation, lower eBusiness spending as compared to 2000 and positive effects of cost reduction programs throughout the entire company. In 2000, Celanese received a €17 million insurance settlement related to environmental claims.

     Research and Development Expenses

     Research and development expenses remained flat at €87 million in both 2001 and 2000. Research and development expenses as a percentage of sales also remained flat at 2% for both 2001 and 2000.

     Special Charges

     In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

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

     The €19 million of favorable adjustments in 2001 of prior year restructuring reserves consisted of a €14 million adjustment to the 2000 reserves and a €5 million adjustment to the 1999 reserves. The entire 2000 reserve adjustment was due to lower than expected demolition and decommissioning costs for the Acetyl Products segment’s production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of the existing facility and obligations. Of the 1999 adjustment, €3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included €2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of €289 million in 2001 consisted of Chemical Intermediates segment goodwill impairment of €243 million and fixed asset impairments of €57 million, Acetyl Products segment fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 24 to the Consolidated Financial Statements) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     In 2000, Celanese recorded special charges totaling €21 million, which consisted of €95 million of additions to the restructuring reserve, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €3 million of costs for the relocation of production assets associated with restructuring initiatives, and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24 to the Consolidated Financial Statements.)

     The €95 million of restructuring charges in 2000 included employee severance costs of €44 million and plant and office closure costs of €51 million. Employee severance costs of €31 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million). Annual cost savings from all of the 2000 restructuring initiatives are estimated to be in excess of €35 million upon completion of these initiatives.

     The 2000 restructuring initiatives identified approximately 300 positions to be eliminated, all of which had been eliminated as of December 31, 2001.

     The €59 million of favorable adjustments in 2000 to the 1999 restructuring reserves consisted of employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to a modification in Ticona’s employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by our employees in Germany. In addition, a delay in the scheduled closure of a U.S. acetate filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (€28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

     Non-restructuring special charges of €3 million in 2000 were related to the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives.

     Foreign Exchange Gain

     Foreign exchange gain decreased to a gain of €2 million in 2001 from a gain of €5 million in 2000. This change is primarily attributable to the fluctuation of the U.S. dollar against the euro.

     Operating Profit (Loss)

     An operating loss of €488 million was incurred in 2001 compared to a profit of €87 million in 2000. The main reason for this change was the increase in special charges, which increased from €21 million in 2000 to €496 million in 2001. The effects of lower volumes, mainly at Ticona, and higher raw material and energy costs, throughout the segments, also contributed to the decrease.

     EBITDA excluding special charges totaled €398 million in 2001 compared to €464 million in 2000.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates decreased to €13 million in 2001 from €19 million in 2000. This decrease was mainly attributable to decreased earnings from Polyplastics Co. Ltd., which was affected by a weak Asian economy.

     Interest Expense

     Interest expense increased by 8% to €80 million in 2001 from €74 million in 2000, mainly as a result of interest associated with the time value of call options and lower capitalization of interest in 2001 as compared to 2000 resulting primarily from the completed construction of Celanese’s plant in Singapore, partially offset by a lower average debt level in 2001 compared to 2000.

     Interest and Other Income, Net

     Interest and other income, net decreased to €65 million in 2001 from €110 million in 2000, mainly due to lower transaction gains on foreign currency financing, write-offs of certain investments, including eBusiness interests, and lower interest income, partially offset by higher dividend income from our investments in Saudi Arabia and China. In 2001, Celanese received gross proceeds of €10 million and recorded a gain of €6 million relating to the sale of its ownership interests in InfraServ GmbH & Co. Münchsmünster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH.

     Income Taxes

     In 2001, Celanese recognized an income tax benefit of €126 million as compared to a provision of €88 million in 2000. The effective tax rate was 26% in 2001 as compared to 62% in 2000. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of certain net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese decreased by €443 million to a net loss of €385 million in 2001 from net earnings of €58 million in 2000.

Liquidity and Capital Resources

Cash Flows

     Net Cash Provided by Operating Activities

     Net cash provided by operating activities was €387 million, €522 million, and €48 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The decrease in net cash provided by operating activities of €135 million in 2002 as compared to 2001 is primarily due to changes in cash generated by trade working capital. In 2002, trade working capital increased slightly due to an increase in trade receivables resulting from higher sales in the fourth quarter of 2002 as compared to the fourth quarter in 2001, which was partially offset by lower inventory and increased trade accounts payable. In 2001, cash generated by trade working capital improvements, related to the Project Focus initiatives, was €325 million. Partially offsetting this trade working capital effect was a reduction in the cash outflow for special charges of €34 million, a lower pension contribution to our U.S. Qualified Pension Plan of €101 million in 2002 compared to €161 million in 2001 and an increase in dividends from equity investments of €48 million.

     The increase in net cash provided by operating activities of €474 million in 2001 as compared to 2000 was primarily attributable to a decrease in the net cash outflow for special charges of €261 million and an increase in the cash generated through a reduction in trade working capital of €174 million. The trade working capital improvement resulted from initiatives chartered under Project Focus, which substantially exceeded the target of reducing trade working capital by €100 million. Trade working capital was reduced from €902 million at the end of 2000 to €605 million at the end of 2001, the lowest level since the demerger. The special charges of €496 million recorded in 2001 included €309 million of non-cash items and net cash items amounting to €187 million. Cash provided by operating activities was affected by weaker operating results and the funding of pension obligations in 2001.

     Net Cash Used in Investing Activities

     Net cash used in investing activities was €150 million, €121 million and €489 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The increase in cash outflows of €29 million in 2002 compared to 2001 is mainly due to a €125 million cash outflow for the fourth quarter purchase of the net assets of the Emulsions business, which, including liabilities assumed, was valued at €147 million. Additionally, a net outflow of €18 million for the purchase of marketable securities in 2002 compared to a net inflow of €50 million on the sale of marketable securities in 2001 and an outflow of €25 million related to a long-term raw material supply contract increased the cash used compared to the prior year. Partially offsetting these effects were €201 million in proceeds from the disposal of discontinued operations in 2002 as compared to €38 million in 2001 and €41 million in distributions from investments in InfraServ companies. Capital expenditures in 2002 remained consistent with 2001 spending levels.

     Capital expenditures on property, plant and equipment remained relatively flat at €218 million in 2002, compared to €217 million in 2001. The spending in 2002 included the start of construction on a new production facility for synthesisgas, a primary raw material at the Oberhausen site in Germany. The new plant is scheduled to come on stream in the second half of 2003. In addition, major projects included the completion of the new GUR® plant at the Bishop, Texas facility and the capacity expansion for Vectra® at Shelby, North Carolina. The Vectra expansion is needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     Net cash used in investing activities amounted to €121 million in 2001 compared to €489 million in 2000. The decrease in cash outflows of €368 million was primarily a result of outflows relating to the PVOH (€359 million) and Axiva GmbH (€38 million) acquisitions in 2000 partially offset by lower proceeds from the disposal of discontinued operations in 2001. In 2001, capital expenditures of €217 million were partially offset by other proceeds of €58 million from the collection of a note related to the sale of a business divested in 1999 and other proceeds from the disposition of assets. In addition, net proceeds from the purchases and sales of marketable securities resulted in a net cash inflow of €50 million in 2001.

     Capital expenditures on property, plant and equipment decreased slightly to €217 million in 2001, as compared to €218 million in 2000. Celanese achieved the financial target under its Focus initiative to limit capital expenditures so as not to exceed the 2000 level. Celanese made focused capital investments which included the ongoing construction of the new GUR plant at the Bishop, Texas facility and a major capacity expansion for Vectra at Shelby, North Carolina.

     Net Cash Provided by (Used in) Financing Activities

     Net cash provided by (used in) financing activities was €(156) million, €(376) million and €77 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     The net cash used in financing activities in 2002 is primarily due to debt repayments aggregating €150 million (see “Short-term and Long-term Borrowings”). In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately €6 million.

     Net cash used in financing activities amounted to €376 million in 2001 compared to a cash inflow of €77 million in 2000. The net cash used in financing activities in 2001 was primarily due to debt repayments aggregating €356 million (see “Short-term and Long-term Borrowings”). In addition, Celanese paid a cash dividend of €20 million, €0.40 per share, in 2001.

     Liquidity

     Cash generated from divestitures and operating activities in 2002 was primarily used to repay debt, to fund pension obligations and to fund capital expenditures and acquisitions. In addition, net current assets (defined as total current assets, less total current liabilities) excluding assets and liabilities of discontinued operations increased to a net current asset position of €37 million in 2002 from a net current liability position of €262 million in 2001.

     As of December 31, 2002, Celanese had €615 million of total debt, of which €195 million is due in 2003. We expect that our primary source of liquidity for 2003 will be cash from operations. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under “Short-term and Long-term Borrowings”). In addition, Celanese has in place an asset securitization program which allows participating operating subsidiaries to sell up to U.S. $120 million of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating.

As of December 31, 2002, Celanese was in compliance with the required ratios under the program. There were no outstanding sales of receivables under this program as of December 31, 2002 and December 31, 2001. Average monthly proceeds from collections reinvested in the continuous sale program were approximately U.S. $47 million in 2002. Celanese has no other similar arrangements with special purpose entities.

     Based on Celanese’s current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

     At December 31, 2002, Celanese had fixed contractual cash obligations as follows:

Fixed Contractual Cash Obligations	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
	(in € millions)
Total Debt	615	195	209	9	202
of which Capital Lease Obligations	13	3	5	2	3
Operating Leases	316	48	79	56	133
Unconditional Purchase Obligations	1,092	175	213	128	576
Other Contractual Obligations	36	30	6	—	—

Fixed Contractual Cash Obligations	2,059	448	507	193	911

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

     Other Contractual Obligations includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 24 to the Consolidated Financial Statements.

     At December 31, 2002, Celanese has contractual guarantees and commitments as follows:

		Expiration per period
Contractual Guarantees and Commitments	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
	(in € millions)
Financial Guarantees	97	37	13	14	33
Standby Letters of Credit	118	118	—	—	—

Contractual Guarantees and Commitments	215	155	13	14	33

     Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2003 to April 30, 2012 is estimated to be approximately €66 million (U.S. $69 million). Additionally, Celanese has issued a payment guarantee to a bank to secure the repayment of a loan by Celanese’s former affiliate Vintron GmbH. Celanese’s obligation under the guarantee amounts to €31 million plus interest and additional costs. Celanese expects to be released from this guarantee during the first quarter of 2003. Standby letters of credit of €118 million at December 31, 2002 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. Celanese believes the likelihood is remote that material payments will be required under these agreements.

     At December 31, 2002, Celanese has available sources of liquidity, net of amounts used, as follows:

			Expiration per period
Available Sources of Liquidity	Total		Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
	(in € millions)
Unused Lines of Credit	1,241	(1)	483	562	5	191
Asset Securitization Program	120		—	120	—	—

Available Sources of Liquidity	1,361		483	682	5	191

(1)	Total committed lines of credit are €1,580 million, of which €339 million were utilized at December 31, 2002 (€167 million for less than 1 year; €167 million for 1-3 years, and €5 million for 4-5 years).

     In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although we cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.

Other Obligations	2002 Actual Spending (Receipts)		2003 Projected Spending
	(in € millions)
Environmental Matters	102		104
Pension and Other Benefits	185		185
Special Charges, net	92	(1)	60
Plumbing Actions and Sorbates Litigation, net	(28)		—	(2)

Other Obligations	351		349

(1)	Excludes insurance receipts and payments relating to plumbing actions, which are included in “Plumbing Actions and Sorbates Litigation, net” below.
(2)	Payments associated with the sorbates litigation of €5 million for 2003 are included in “Fixed Contractual Cash Obligations” above. The remaining 2003 spending cannot be reasonably estimated.

Environmental Matters

Celanese’s worldwide environmental expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, totaled €102 million, of which €4 million was for capital projects, in 2002 and €106 million, of which €8 million was for capital projects, in 2001.

It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2003, management believes that spending will continue at the current year level.

Due to its industrial history, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25 to the Consolidated Financial Statements.)

Pension and Other Benefits

Celanese’s funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2002 and 2001, Celanese made pension contributions to the U.S. Qualified Pension Plan of €101 million and €161 million, respectively. Also in 2002 and 2001, payments to Celanese’s other non-qualified plans totaled €20 and €25 million, respectively. Celanese expects to make pension contributions and cash payments of approximately €125 million in 2003. Actual contributions in 2004 and future years may vary based on a number of factors including prevailing interest rates and return on plan assets.

Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to €64 million and €73 million in 2002 and 2001, respectively. Celanese expects spending to continue at comparable levels in 2003. (See Note 19 to the Consolidated Financial Statements.)

Special Charges

The special charges of €1 million of income recorded in 2002 include €14 million of income for non-cash items and net cash items amounting to €13 million. During 2002, Celanese made cash payments of approximately €5 million relating to current year special charges and €50 million in spending related to special charges recorded in prior years. Celanese expects cash outflows relating to special charges of approximately €60 million in 2003 related to 2002 and prior year initiatives. Celanese does not anticipate significant payments in periods beyond 2003.

Plumbing Actions and Sorbates Litigation

Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2002, Celanese had litigation-related net cash inflows of approximately €28 million primarily in connection with the plumbing actions and sorbates litigation. At December 31, 2002, Celanese had reserves of €111 million for these matters. In addition, Celanese previously recorded receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters. Celanese received recoveries of €51 million in 2002.

Although it is impossible at this time to determine with certainty the ultimate outcome of these matters, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 24 to the Consolidated Financial Statements.)

     Capital Expenditures

     Celanese’s capital expenditures were €218 million for the year ended December 31, 2002. Capital expenditures consisted primarily of capacity expansion, investments to reduce future operating costs and environmental, health and safety initiatives. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

     Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2003 to be approximately €230 million. At December 31, 2002, there were approximately €31 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

     Short-term and Long-term Borrowings

     Celanese’s total debt primarily consists of bank loans, notes due affiliates, commercial paper, term notes, and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to €615 million at December 31, 2002 from €880 million at December 31, 2001. Celanese used the cash generated from divestitures and operations to repay bank loans and notes with affiliates. Celanese had a U.S. $700 million (€667 million) commercial paper program at December 31, 2002. As of December 31, 2002, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating €1,580 million at December 31, 2002; the aggregate unused part thereof amounted to €1,241 million, of which U.S. $310 million (€296 million) was available for use as credit backup for Celanese’s commercial paper program. These credit backup facilities for the commercial paper program are 364 day facilities which are subject to renew annually.

     Celanese had outstanding letters of credit amounting to €118 million at December 31, 2002 and €110 million at December 31, 2001.

     Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of €96 million and €240 million at December 31, 2002 and 2001, respectively, are included within short-term borrowings and current installments of long-term debt. Celanese expects to continue these arrangements at a comparable level in 2003, depending on the level of liquidity of the non-consolidated affiliates.

     A number of Celanese’s bank loan agreements have ratio or credit rating covenants. At December 31, 2002, Celanese was in compliance with these covenants. Based on Celanese’s financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2002 is subject to repayment in the case of a specified downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

     Total Shareholders’ Equity

     At December 31, 2002, shareholders´ equity amounted to €2,005 million, compared to €2,210 million at December 31, 2001. The decrease was primarily attributable to the impact of foreign currency translation adjustments of €173 million and the recognition of an additional minimum liability adjustment for pensions of €220 million due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. These reductions were partially offset by current year net earnings.

     At December 31, 2001, shareholders´ equity amounted to €2,210 million, compared to €2,843 million at December 31, 2000. The decrease was primarily attributable to the 2001 net loss and dividends, which were offset by the positive impact of foreign currency translations. In addition, equity was reduced by €255 million associated with the recognition of an additional minimum liability adjustment for pensions due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. (See Note 19 to the Consolidated Financial Statements.) The 2001 net loss and dividends contributed to a retained deficit of €313 million at December 31, 2001.

     Related to the impairment charges described in Summary of Consolidated Results – 2001 Compared with 2000 – Special Charges” and following a valuation review under German GAAP, the Celanese AG parent company substantially lowered the carrying value of certain of its consolidated subsidiaries on its statutory books as of December 31, 2001. These charges did not affect Celanese’s consolidated results under U.S. GAAP. Under German law, dividends and share buy-backs can only be paid for out of distributable reserves or net income (on a parent company basis). The 2001 distributable reserves were depleted by these charges. Lack of such reserves precluded Celanese from proposing a dividend to its shareholders for the year 2001. For the year 2002, Celanese is recommending a dividend of €0.44 per share to be paid in 2003, subject to shareholders’ approval at Celanese’s annual general meeting in April 2003. Celanese plans to repurchase shares in 2003, but will continue to evaluate its options consistent with its overall financial priorities.

Market Risks

     Celanese is exposed to market risk through commercial and financial operations. Celanese’s market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which Celanese adopted on January 1, 2001. (See Note 3 to the Consolidated Financial Statements.)

     Foreign Exchange Risk Management

     Celanese’s reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese’s centralized hedging strategy states that foreign currency denominated receivables or liabilities booked by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese’s foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. During the years ended December 31, 2002 and December 31, 2001, Celanese hedged all of its dollar denominated inter-company loans held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated inter-company loans held by euro denominated entities during 2000. As a result, a net gain of approximately €30 million from foreign exchange gains or losses was recorded to interest and other income, net in 2000.

     A substantial portion of Celanese’s assets, liabilities, revenues and expenses is denominated in currencies other than the euro zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese’s business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese’s sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 3% and increased net sales by approximately 2% in 2002 and 2001, respectively. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased total assets by approximately 12% in 2002. Celanese’s exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Celanese’s policy with respect to limiting its exposure to transactional effects of variations in exchange rates is to use financial instruments that reduce such exposure. The principal instruments used are forward exchange contracts generally with terms of less than one year. (See Note 23 to the Consolidated Financial Statements.)

     Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s outstanding debt. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt based on market conditions. Celanese had open interest rate swaps with a notional amount of €286 million and €340 million at December 31, 2002 and 2001, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of €13 million in 2002 and €6 million in 2001. As of December 31, 2002, Celanese’s interest rate swaps, designated as cash flow hedges, resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €4 million, €17 million and €8 million, net of related income tax of €4 million, respectively. During the year ended December 31, 2002, Celanese recorded a net loss of €3 million in interest and other income, net for the ineffective portion of the interest rate swaps. As of December 31, 2001, Celanese’s interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, Celanese recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

     Commodity Risk Management

     Celanese’s policy allows the purchase of up to 80 percent of its natural gas and butane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2002, Celanese had entered into natural gas forward and cash-settled swap contracts for slightly less than 50 percent of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. While these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of less than €1 million and €2 million from natural gas swap contracts in 2002 and 2001, respectively. There was no material impact on the balance sheet at December 31, 2002 and December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of €1 million and less than €1 million at December 31, 2002 and December 31, 2001 are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. The notional amount of the outstanding swaps at December 31, 2002 is not material.

     As a substantial portion of Celanese’s products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change, in addition to the use of derivative instruments and forward purchase contracts for commodity price hedging, Celanese enters into long-term supply agreements. Celanese tries to protect against fluctuations in its raw material prices through various business strategies including selling price increases as well as entering into multi-year purchasing and sales agreements. In addition, in 2002, Celanese prepaid U.S. $25 million (€24 million) for a long-term cost-based supply agreement and anticipates additional payments approximating €70 million over the next three years.

Critical Accounting Policies and Estimates

     Our Consolidated Financial Statements are based on the selection and application of significant accounting policies. The preparation of these financial statements and application of these policies requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. However, Celanese is not currently aware of any reasonably likely events or circumstances that would result in materially different results.

     Celanese’s senior management has reviewed these critical accounting policies and estimates with the Finance and Audit Committee of the Supervisory Board.

     Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 2 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese’s significant accounting policies.

     Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2002, the carrying amount of our property, plant and equipment was €1,621 million. As discussed in Note 2 to the Consolidated Financial Statements, recoverability of property, plant and equipment to be held and used, is assessed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Prior to January 1, 2002, Celanese assessed the recoverability of the carrying value of its intangible assets in the same manner as for property, plant and equipment. Upon adoption of SFAS No. 142 on January 1, 2002, Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit’s assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit’s carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized.

     As of January 1, 2002, Celanese had goodwill with a net carrying value of €1,162 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment.

     A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

     Restructuring and Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of operations. Restructuring provisions represent costs related to severance and other costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees’ representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. See Note 26 to the Consolidated Financial Statements for further discussion of special charges.

     Environmental Liabilities

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimated. If the event of loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its Consolidated Financial Statements if the contingency is material.

     Total environmental liabilities were €199 million at December 31, 2002. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, postremediation monitoring costs. These reserves also do not take into account any claims or recoveries from insurance. Environmental liabilities in which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. See Note 25 of the Notes to the Consolidated Financial Statements for further discussion of environmental liabilities.

     Realization of Deferred Tax Assets

     Total net deferred tax assets were €616 million at December 31, 2002. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards, which may not be realizable. Based on Celanese’s projected pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2002. See Note 13 to the Consolidated Financial Statements for further discussion of deferred tax assets.

     Benefit Obligations

     Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute €101 million, €161 million, and €81 million for the years ended 2002, 2001 and 2000, respectively. Benefits are generally based on years of service and/or compensation. Certain assumptions are used in the calculation of the actuarial valuation of Celanese-sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above-mentioned assumptions, Celanese’s actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

     The amounts recognized in the Consolidated Financial Statements related to pension and postretirement benefits are determined on an actuarial basis. A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. In 2002, we assumed an expected long-term rate of return on plan assets of 9.0% for Celanese’s U.S. Qualified Plan, which represents greater than 90 percent and 80 percent of Celanese’s pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term has exceeded 9.0%; however, in the past two years, the plan’s assets have experienced overall market related losses.

     For 2002, we lowered our expected long-term rate of return assumption for our U.S. plans from 9.25% to 9.0%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. Qualified Plan to increase pension expense by an estimated €4 million. Another estimate that affects our pension and postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At December 31, 2002, we lowered our discount rate to 6.75% from 7.25% at December 31, 2001 for our U.S. plans. We estimate that a 25 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and postretirement benefit expense by an estimated €1 million and less than €1 million, respectively, and our liabilities by €56 million and €7 million, respectively.

     Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2002 and 2001, includes €41 million and €33 million, respectively, in accrued expenses and €310 million and €373 million, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligations (“APBO”) are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2002, and the 2002 postretirement benefit cost by approximately €23 and €2 million, respectively, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2002 and the 2002 postretirement benefit cost by approximately €11 million and €1 million, respectively. For further information, see Note 19 to the Consolidated Financial Statements.

     Accounting for Commitments & Contingencies

     Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 24 to the Consolidated Financial Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 “Contingencies and Commitments” and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

     CNA Holdings, Inc. (“CNA Holdings”), which is a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona, along with Shell Chemical Company (“Shell”) and E. I. du Pont de Nemours (“DuPont”), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2002, Celanese had accruals of €81 million for this matter, of which €22 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese’s insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2002, Celanese had recorded €70 million in outstanding insurance claim receivables. Collectibility could vary depending on the financial status of the insurance carriers. For further information, see Note 24 to the Consolidated Financial Statements.

     Captive Insurance Companies

     Celanese consolidates two wholly owned insurance companies (the “Captives”). The Captives are a key component of Celanese’s global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

     Premiums written are recognized as based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

     Revenue Recognition

     Celanese recognizes revenue when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured, generally at the time of shipment of products. Celanese recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain future transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Cash sales incentives are recorded as a reduction of revenue when the related revenue is recorded. Payments received in advance of revenue recognition are recorded as deferred revenue.

New Accounting Standards

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligations will be capitalized as part of the carrying amount of the long-lived asset. The statement is effective on January 1, 2003, with earlier adoption permitted. The estimated after-tax transition charge of €5 million will be recorded as a cumulative effect of an accounting change in 2003. The on-going expense on an annual basis resulting from the initial adoption of the statement is estimated to be approximately €2 million.

Outlook

     At the start of 2003 visibility remains low and economic growth has been slow and uneven. We expect higher raw material and energy costs and a strong euro exchange rate versus the dollar to continue during the first six months of 2003.

     In this environment, we continue our emphasis on productivity, cost reduction and financial soundness. We expect further progress in the implementation of our operational excellence programs and increased cost savings from the completion of our Focus and Forward initiatives.

     In the Acetyl Products segment, the supply / demand balance is expected to normalize following temporary industry production outages and maintenance turnarounds in the second half of last year. We are confident that the newly acquired emulsions businesses will contribute to profitability in this segment. We remain cautious with respect to demand in the Technical Polymers Ticona segment, as end-use markets are affected by the uncertain outlook for consumer spending.

     Based on current hydrocarbon conditions, our current assumptions of a continued slow economic recovery and ongoing cost reduction and productivity improvements, we expect EBITDA excluding special charges for the first half of 2003 to be as or slightly better than first half of 2002.

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

     Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which Celanese operates;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, construction and textile industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, wood pulp, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	the existence of temporary industry surplus production capacity resulting from the integration and startup of new world-scale plants;

•	increased price competition and the introduction of competing products by other companies

•	the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical Polymers Ticona and Performance Products segments;

•	changes in the degree of patent and other legal protection afforded to Celanese's products;

•	potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which Celanese operates;

•	changes in currency exchange rates and interest rates;

•	changes in the composition of Celanese and the successful completion of acquisitions, divestitures and joint venture activities; and

•	various other factors, both referenced and not referenced in this Annual Report.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

     The current members of the Celanese board of management, their respective ages as of February 10, 2003 and their functions are as follows:

Claudio Sonder	Age:	60
	First Elected:	1999
	Function:	Chairman of the Celanese AG Board of Management
	Supervisory Board
	Memberships/Directorships:	Dresdner Bank Lateinamerika AG, Companhia Suzano de Papel e Celulose S.A.*, Brazil, Ibero-Amerika Verein e.V.
	Term Expires:	October 31, 2004

Andreas Pohlmann	Age:	45
	First Elected:	2002
	Function:	Chief Administrative Officer, Director of Personnel, Responsible for the Performance Products segment, as well as Innovation, Environment, Personnel, Law
	Supervisory Board
	Memberships/Directorships:	Pensionskasse der Mitarbeiter der Hoechst-Gruppe Vva G (German pension fund for employees of the Hoechst Group)
	Term Expires:	October 31, 2005

Perry W. Premdas	Age:	50
	First Elected:	1999
	Function:	Chief Financial Officer; Responsible for the Acetate Products segment
	Term Expires:	October 31, 2004

David N. Weidman	Age:	47
	First Elected:	2000
	Function:	Chief Operating Officer; Responsible for the Acetyl Products, Chemical Intermediates, and Technical Polymers Ticona segments
	Supervisory Board
	Memberships/Directorships:	American Chemistry Council, National Advisory Council of the Marriott School of Management
	Term Expires:	October 31, 2005

     * Listed company

     Claudio Sonder served on the Hoechst board of management from 1996 until October 1999. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst’s Ticona business segment, which is now reported by Celanese under the Technical Polymers Ticona segment, and its Celanese business segment, which is now largely reported by Celanese under the Acetyl Products, Chemical Intermediates and Acetate Products segments. Mr. Sonder worked with Hoechst’s industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst’s Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994.

     Andreas Pohlmann was appointed to the Celanese board of management on October 22, 2002. He had served as Celanese AG’s Vice President and Corporate Secretary since October 1999, as well as managing director of Celanese Ventures since February 2002. In his ten years at Hoechst, Dr. Pohlmann, an attorney, held various positions of increasing responsibility in the Corporate Law, Corporate Public and Governmental Affairs, and Corporate Controlling and Development departments, ultimately serving as Hoechst AG’s Corporate Secretary from 1996 to 1999.

     Perry W. Premdas was senior executive vice president and chief financial officer of Centeon LLC, Hoechst’s blood plasma protein joint venture with Rhône-Poulenc, from 1997 to 1998. From January 1, 1999 until the demerger, he was on a special assignment at Hoechst relating to the demerger. Since joining Celanese Corporation in 1976, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation’s Printing Products Division from 1992 to 1995.

     David N. Weidman became Celanese AG’s chief operating officer on January 1, 2002. He joined Celanese as the chief executive officer of Celanese Chemicals on September 1, 2000. Before joining Celanese, he was a member of Honeywell/Allied Signal’s corporate executive council and the president of its performance polymers business since 1998. Mr. Weidman joined Allied Signal in 1994 as vice president and general manager of performance additives and became president and general manager of fluorine products in 1995. Mr. Weidman began his career in the chemical industry with American Cyanamid in 1980, serving as vice president and general manager of its fibers division from 1990 to 1994, as vice president and general manager of Cyanamid Canada from 1989 to 1990, and as managing director of Cyanamid Nordiska in Stockholm, Sweden from 1987 to 1989.

     The incumbent members of the supervisory board of Celanese, their respective ages as of February 10, 2003 and their principal occupations are as follows:

Günter Metz	Age:	67
Chairman	First Elected:	1999
	Principal Occupation:	Former deputy chairman of the board of management of Hoechst AG
	Supervisory Board
	Memberships/Directorships:	Aventis S.A*., Schenker AG, Zürich Beteiligungs AG
	Term Expires:	2005

Reiner Nause†	Age:	57
Deputy Chairman	First Elected:	1999
	Principal Occupation:	Technician, Chairman of the central workers’ council of Celanese Chemicals Europe GmbH, Chairman of the Celanese AG Group Workers’ Council
	Term Expires:	2005

Saad Ali Al-Shuwaib	Age:	50
	First Elected:	2002
	Principal Occupation:	Chairman and Managing Director of Petrochemical Industries Co., Kuwait
	Supervisory Board
	Memberships/Directorships:	Kuwait Petroleum Corporation
	Term Expires:	2005

Hanswilhelm Bach†	Age:	55
	First Elected:	1999
	Principal Occupation:	Graduate chemist, Head of Environmental, Health & Safety Affairs at Ticona GmbH, Kelsterbach site
	Term Expires:	2005

Hans-Jürgen Brinkmann†	Age:	48
	First Elected:	2002**
	Principal Occupation:	Plant mechanic, Member of the Workers’ Council of Celanese Chemicals Europe GmbH, Ruhrchemie plant
	Term Expires:	2005

Armin Droth†	Age:	48
	First Elected:	2000
	Principal Occupation:	Electrical Engineer, representative of the German association of management and professional staff (Verband angestellter Akademiker), member of the workers’ council of Celanese Chemicals Europe GmbH, Frankfurt site
	Term Expires:	2005

Alan R. Hirsig	Age:	63
	First Elected:	1999
	Principal Occupation:	Former president and chief executive officer of ARCO Chemical Company, United States
	Supervisory Board
	Memberships/Directorships:	Checkpoint Systems Inc.*, Hercules Inc.*, Philadelphia Suburban Corporation*
	Term Expires:	2005

Joannes C. M. Hovers	Age:	59
	First Elected:	1999
	Principal Occupation:	Former chief executive officer of Océ N.V., the Netherlands
	Supervisory Board
	Memberships/Directorships:	GTI N.V.*, GVB N.V., Inter Access N.V., Koninklijke Grolsch N.V.*, Kusters Engineering B.V., Mignos en De Block N.V., Multi Processing Equipment Group N.V., De Nederlandsche Bank N.V., Penguin Ventures N.V., Randstad Holding N.V.*, Schils N.V., Stork MPS N.V., Tilburg University (KUB)
	Term Expires:	2005

Herbert Schmalz†	Age:	51
	First Elected:	2000**
	Principal Occupation:	Chemistry Technician, Member of the Workers’ Council of Ticona GmbH, Ruhrchemie Plant, Member of the Central Workers’ Council
	Term Expires:	2005

Ralf Sikorski†	Age:	41
	First Elected:	1999
	Principal Occupation:	Labor Union Secretary, Deputy Regional Head of IG BCE, Hesse/Thuringia
	Term Expires:	2005

Alfons Titzrath	Age:	70
	First Elected:	1999
	Principal Occupation:	Former chairman of the supervisory board of Dresdner Bank AG, Germany
	Supervisory Board
	Memberships/Directorships:	Deutsche Lufthansa AG*, RWE Aktiengesellschaft*
	Term Expires:	2005

Kendrick R. Wilson III	Age:	56
	First Elected:	1999
	Principal Occupation:	Managing director, Goldman, Sachs & Co., United States
	Supervisory Board
	Memberships/Directorships:	Anthracite Capital Inc.*, American Marine Holdings Corp.
	Term Expires	2005

†	representative of the employees
*	Listed company
**	In May 2000, Celanese’s employees in Germany elected 12 representatives to the supervisory board in accordance with the German Co-Determination Law (Mitbestimmungsgesetz). Six of these representatives took office immediately; the other six were chosen as alternates to serve in the event one of the employee representatives resigned or otherwise ceased to serve in office. Mr. Brinkmann and Mr. Schmalz assumed their positions on the supervisory board in 2002 and 2003, respectively, replacing Gerd Decker and Werner Zwoboda, respectively.

Compensation of Directors and Officers

Supervisory Board

     Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for 2002, amounted to €61,300 for the Chairman, €46,000 for the Deputy Chairman and €30,700 for all other members of the Celanese supervisory board. To the extent that on the due date Celanese has treasury stock that it may use for this purpose, half of these fixed annual amounts are paid in Celanese ordinary shares with the remainder paid in cash. In addition, for each Celanese supervisory board meeting attended, members receive a meeting fee of €3,000 for the Chairman, €2,250 for the Deputy Chairman and €1,500 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to €3,000 for the chairman of the committee and €1,500 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts. They also participate in a stock appreciation rights plan, the broad terms of which are similar to the stock appreciation rights plans included in long-term incentive plans described below. For 2002, the aggregate compensation of the members of the supervisory board amounted to approximately €0.8 million. According to German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board was approved at the May 10, 2000 annual general meeting of shareholders and remains in effect on the date of this Annual Report. At the April 1, 2003 annual general meeting, shareholders will be asked to approve an increase in the fixed annual payment to €80,000 for the chairman, €60,000 for the deputy chairman and €40,000 for all other members of the Celanese supervisory board. Shareholders will also be asked to approve an increase in the meeting fee to €4,000 for committee chairmen and €2,000 for committee members.

Board of Management

     The aggregate amount of compensation paid during 2002 to the members of the Celanese board of management was approximately €6 million. The aggregate amount accrued by Celanese during 2002 to provide pension, retirement and similar benefits for the members of the board of management was €3.15 million.

Board Service Agreements

     Celanese AG has entered into service agreements with the members of the board of management. These agreements establish the following four principal elements of compensation:

•	BASE SALARY: Base salary is established based on a comparative analysis of base salaries paid within a selected peer group of international companies.

•	ANNUAL BONUS: The annual bonus is dependent on achieving the economic and personal objectives agreed between the Personnel and Compensation Committee of the supervisory board and the board of management member. At present, such objectives pertain to EBITDA, excluding special charges, and trade working capital of Celanese on a consolidated basis, as well as of the business for which the board of management member is responsible. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved. In 2002, such bonus payments could account for up to 80 percent of the executive’s base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

•	LONG-TERM INCENTIVE PLANS: The long-term incentive plans were based on stock appreciation rights plans adopted in 1999 and 2001 and on a stock option plan in 2002. All the plans are based on the appreciation of Celanese AG ordinary shares and are further described under Incentive Plans below. In 1999, Celanese AG granted board of management members as a group 459,000* stock appreciation rights at a base price of €16.37 per share. In 2001, Celanese granted board of management members as a group 414,000 stock appreciation rights at a base price of €19.56 per share. In 2002, stock options covering 225,000 shares under the 2002 plan were granted to the board as a whole with an exercise price of €27.54.

•	EQUITY PARTICIPATION PLAN: All board of management members have committed to take part in the equity participation plan. Under this plan, a defined amount of money must be invested in Celanese shares over a one to two year period. Each board of management member must hold his shares as long as he is a member of the board of management. Board of management members who enrolled in the plan prior to July 8, 2002 received stock appreciation rights. The board of management as a group received 325,000 stock appreciation rights under this plan. Board of management members who enroll subsequent to this date receive stock options, if available, pursuant to the terms and conditions under which stock options may be granted (See Incentive Plans below). As of February 10, 2003, no stock options were granted to the board of management under this plan.

     In accordance with German practice and the terms of their respective service agreements, members of Celanese’s board of management are entitled to severance payments if Celanese terminates their employment before they are entitled to receive retirement or pension benefits, or if they are entitled under German law to terminate their employment with Celanese for good reasons. In either case, the severance payment is based on a multiple of one to two times the member’s annual compensation, including salary, bonus payments for the current year, and the current value of a one-year grant of stock appreciation rights and/or stock options. The multiple declines as the member nears retirement age.

     If the termination of a member of Celanese’s board of management occurs due to a change in control of Celanese, the member may be entitled to a change in control payment, depending on the conditions of his termination. Such change in control payments are based on a multiple up to four times the member’s annual cash compensation, based on a three-year average base salary and bonus payment. The multiple declines as the member nears retirement age.

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

     Employees participate in the benefits of achieving financial and business performance targets through annual incentive plans. The Celanese board of management approved two stock appreciation rights plans in 1999, one being an equity participation plan and the other being a long-term incentive plan, both of which took effect on October 25, 1999. In January 2001, the Celanese board of management approved a second similar long-term incentive plan that took effect on January 15, 2001. Under all three plans, grants were made for only a limited period of time.

*	This amount includes stock appreciation rights granted to one member of the board of management who retired as of September 1, 2000 and who exercised his stock appreciation rights at the time of his retirement.

     In 1999, the Celanese board of management and executives of Celanese worldwide (totaling approximately 1,500 employees) were eligible to participate in the equity participation plan, which gives the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants were required to invest over a one or two year period a defined amount of money in Celanese shares. The number of stock appreciation rights to be granted is defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore, potentially entitling participants to receive 2.6 million stock appreciation rights; 2.5 million of these stock appreciation rights were granted during 1999 and 0.1 million were granted during 2001. Approximately 1.7 million rights granted under this plan remain outstanding as of December 31, 2002.

     Celanese board of management members and senior executives worldwide participate in two long-term incentive plans, which give the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plans are identical to the equity participation plan, except that they do not require an investment in Celanese shares by the participants. The base price under the 1999 long-term incentive plan as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and was set at €16.37 per share. At October 25, 1999, approximately 2.5 million stock appreciation rights were awarded to 168 employees, of which 1.6 million remain outstanding as of December 31, 2002. The base price under the 2000 long-term incentive plan was based on the average prices for the 20 trading days of Celanese ordinary shares immediately preceding January 15, 2001 and was set at €19.56 per share. At January 15, 2001, approximately 2 million stock appreciation rights were awarded to 170 employees, nearly all of which remain outstanding as of December 31, 2002.

     Under all three plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese. Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese’s peer group companies as defined by Celanese’s board of management.*

     The shareholder-approved 2002 Celanese Stock Option Plan authorizes the issuance of up to 1.25 million Celanese shares to members of the board of management and senior executives worldwide. Options are granted at a market price plus a 20 percent premium and become exercisable five years from the date of grant. Two year vesting is possible if the Celanese share outperforms the median performance of Celanese’s competitors over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share on the date of exercise is at least 20 percent higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20 percent. On July 8, 2002, 1.11 million stock options were awarded to 140 employees at an exercise price of €27.54 per share and a reference price of €22.95 per share. On January 31, 2003, 86,800 stock options were awarded to 13 additional employees at an exercise price of €23.78 per share and a reference price of €19.82 per share.

     Celanese offset its exposure under the 1999 stock appreciation rights plans by purchasing call options covering Celanese shares, and then exercising these options for shares as part of its share buy-back program. During 2001, Celanese purchased one million call options to cover its financial exposure under the 2000 long-term incentive stock appreciation rights plan. As of the date of this Annual Report, Celanese has not exercised any of the call options purchased during 2001. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” and for additional information related to incentive plans, see Note 21 to the Consolidated Financial Statements.

*	The peer group consists of Dow, DSM, Eastman, Georgia Gulf Corp. (Solutia, Inc. is substituted for Georgia Gulf Corp. in the peer group for the 2000 long-term incentive plan and for the 2002 Stock Option Program), ICI, Lyondell Chemical Co., Methanex, Millennium and Rhodia.

Board Practices

     As required by the German Stock Corporation Act (Aktiengesetz), Celanese has a two-tier board system consisting of a board of management (Vorstand) and a supervisory board (Aufsichtsrat). The Celanese board of management as a collective body is responsible for managing Celanese and representing Celanese in its dealings with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese board of management and oversees the management of Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Pursuant to the rules of procedure of the Celanese management and supervisory boards, the Celanese board of management must obtain the prior consent of the Celanese supervisory board for specified matters such as acquisitions and divestitures, joint ventures, entry into new business areas, the incurrence of indebtedness, issuance of guarantees and creation of mortgages on real estate, where the specific matter is considered to be of substantial economic importance to Celanese. The supervisory board is also authorized to subject other actions of the board of management to its prior consent. The German Stock Corporation Act prohibits simultaneous membership on the board of management and the supervisory board of a company.

Board of Management

     The members of the Celanese board of management may be appointed by the Celanese supervisory board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more five year terms. Under some circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of the votes cast at a shareholders’ meeting, a member of the Celanese board of management may be removed by the Celanese supervisory board prior to the expiration of such term of office. A member of the Celanese board of management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and Celanese.

     Celanese board of management decisions are made by a simple majority vote. In the event of a tie vote, the Chairman of the Celanese board of management has the deciding vote.

     Under the Articles of Association (Satzung) of Celanese, any two members of the Celanese board of management or any member of the Celanese board of management together with the holder of a special power of attorney (Prokurist) granted by the Celanese board of management, may represent Celanese. The Celanese board of management must report regularly to the Celanese supervisory board, in particular, on proposed business policy and strategy, profitability, the performance of the businesses of Celanese, environment, health and safety, and corporate governance matters, including risk management and compliance as well as on any matters of particular significance which may arise from time to time.

     For information on service contracts between Celanese and the members of its board of management, see “Compensation of Directors and Officers.”

Supervisory Board

     Celanese has approximately 2,800 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-Determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board consists of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employees must be employees of Celanese, whereas the remaining two must be union representatives. Blue collar (Arbeiter) and white-collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.

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

     Celanese supervisory board members are usually elected for five-year terms. Supervisory board members may be re-elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at shareholder meetings. For further information on supervisory board remuneration, see “Compensation of Directors and Officers.”

     Khaled Saleh Buhamrah resigned from the supervisory board as of the end of the Annual General Meeting on May 15, 2002. The shareholders elected Mr. Saad Ali Al-Shuwaib, Chairman and Managing Director of Petrochemical Industries Co., Kuwait, as his successor. All other shareholder representatives were appointed to the supervisory board on September 1, 1999.

     In May 2000, Celanese’s employees in Germany elected 12 representatives to the supervisory board. Six of these representatives took office immediately; the other six were chosen as alternates to serve in the event one of the employee representatives resigned or otherwise left his membership. Mr. Brinkmann and Mr. Schmalz assumed their positions on the supervisory board in 2002 and 2003, respectively, replacing Gerd Decker and Werner Zwoboda, respectively.

     The supervisory board maintains the following standing committees, all of which have their own written rules of procedure:

     Finance and Audit Committee. The finance and audit committee reviews in advance the annual financial statements, the consolidated annual financial statements, the management report, the consolidated management report and the proposals to be made to the annual general shareholders’ meeting for the appropriation of the Celanese’s profit and for the election of the external auditors. The committee uses its review of these issues to prepare the corresponding resolutions of the supervisory board. The finance and audit committee also reviews the external auditors’ engagement letter, including proposed fees, and monitors the external auditors and their work. Furthermore, the committee reviews Celanese’s significant accounting policies and remains informed of the processes, organization and work products of the Celanese’s internal auditing function. It monitors Celanese’s internal risk management and its compliance with all applicable legal and regulatory requirements. The finance and audit committee met twice during 2002. The members of the finance and audit committee during 2002 were: Alfons Titzrath (Chairman), Hanswilhelm Bach, Hans-Jürgen Brinkmann, Günter Metz, and Kendrick R. Wilson, III. In accordance with the Commission’s recently issued rules in connection with the Sarbanes-Oxley Act on the definition and disclosure of audit committee financial experts, the supervisory board has assessed the qualifications and experience of finance and audit committee members and has determined that its Chairman, Alfons Titzrath, qualifies as a financial expert to the finance and audit committee.

     Personnel and Compensation Committee. The task of the personnel and compensation committee is to prepare resolutions of the supervisory board on personnel matters, in particular regarding the appointment of new board of management members. In addition the personnel and compensation committee approves the adoption, amendment and termination of service agreements with the members of the board of management, as well as any dealings or proceedings between them and Celanese. The personnel and compensation committee also approves contracts and acts of members of the management and supervisory boards which, according to German law, require the approval of the supervisory board. Furthermore, it reviews Celanese’s incentive and equity based compensation plans, and prepares the supervisory board’s proposal to the annual general meeting on the election of new members of the supervisory board. Members of the personnel and compensation committee are: Günter Metz (Chairman), Alan Hirsig, and Reiner Nause. The personnel and compensation committee met four times during 2002.

     Strategy Committee. The strategy committee reviews the strategy for Celanese presented to it by the board of management. It keeps itself informed about developments and trends in the industries in which Celanese is active. Members of the strategy committee in 2002 were: Alan Hirsig (Chairman), Saad Ali Al-Shuwaib, Joannes Hovers, Günter Metz, Reiner Nause, Ralf Sikorski and Werner Zwoboda. Mr. Zwoboda resigned his membership on December 31, 2002 and was replaced by Herbert Schmalz on February 12, 2003. The strategy committee met once during 2002.

Employees

     As of December 31, 2002, Celanese had approximately 10,700 employees worldwide compared to 10,750 as of December 31, 2001. This represents a decrease of less than 1 percent. At year-end, Celanese had about 6,500 employees in North America, 3,900 employees in Europe, 200 employees in Asia and 100 employees in the rest of the world. The following table sets forth the approximate number of employees on a continuing basis as of December 31, 2002, 2001, and 2000.

	Employees as of December 31,
	2002	2001	2000
North America	6,500	7,050	7,790
thereof USA	4,800	5,150	5,550
thereof Canada	500	600	650
thereof Mexico	1,200	1,300	1,590
Europe	3,900	3,400	3,600
thereof Germany	2,800	2,900	3,150
Asia	200	200	170
Rest of World	100	100	40

Total Celanese Employees	10,700	10,750	11,600

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

Share Ownership

     During 2002, 8,383 Celanese shares were issued to members of Celanese’s supervisory board as a part of their annual compensation. See “Item 6. Directors, Senior Management & Employees – Compensation.”

     As of February 10, 2003, members of the supervisory board and board of management of Celanese as a group owned 119,242 Celanese ordinary shares and stock options covering 225,000 ordinary shares under the 2002 Celanese Stock Option Plan described above. This represented approximately 0.69 percent of all outstanding shares.

     As part of its value based management approach, Celanese supports employee stock ownership. Celanese has therefore instituted a number of employee stock purchase plans for employees who are not eligible to participate in the incentive plans mentioned above. Under these employee stock purchase plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese, based on the amount invested. Most United States employees also have the option of making their investment directly through a broker or through the Company Stock Fund which was established in April 2000 as a part of the Celanese Americas Retirement Savings Plan. The Company Stock Fund invests primarily in Celanese ordinary shares. As of December 31, 2002, approximately 3,000 employees had purchased a total of approximately one million shares under these stock purchase plans.

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

     In addition, the German Takeover Act (Wertpapiererwerbs – und Übernahmegesetz), which became effective on January 1, 2002, implemented an additional threshold at 30 percent of the voting rights of the company. Pursuant to the Takeover Act, a person who directly or indirectly obtains control over a listed company must promptly publish this fact and must within four weeks following publication submit a mandatory public offer for the remaining outstanding shares. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company.

     The table below sets forth, as of February 10, 2003, the number of Celanese ordinary shares held by holders of more than 5 percent of Celanese ordinary shares and their percentage ownership based on 50,058,476 Celanese ordinary shares outstanding as of December 31, 2002:

Identity of Person or Group	Shares Owned	Percent
Kuwait Petroleum Corporation (“KPC”)	14,400,000	28.8%
FMR Corporation*	5,853,817	11.7%
First Pacific Advisors, Inc. †	3,134,350	6.3%

     There have been no significant changes in the percentage ownership held by KPC. However, as a result of Celanese’s recent share buy-back program, which is scheduled to be complete by April 2003, KPC’s percentage ownership of outstanding shares increased from 28.6 percent to 28.8 percent by December 31, 2002. During 2002, FMR Corporation’s ownership increased from 3,566,660 shares or 7.1 percent to 5,853,817 shares or 11.7 percent, representing an increase of 4.6 percent.

     As of February 10, 2003, Celanese had approximately 100,000 shareholders. Approximately 9,000 of these shareholders were U.S. holders. Based on the share register, approximately 35 percent of Celanese ordinary shares were held by U.S. holders as of this date.

     Celanese has been informed that KPC, which is controlled by the Government of Kuwait, had direct shareholdings representing approximately 28.8 percent of the outstanding Celanese shares as of February 10, 2003. Celanese is not aware of any voting agreements or other agreements of any kind between KPC and any of Celanese’s other shareholders. There is one KPC representative serving as a shareholder representative on the supervisory board; however, KPC does not have the voting power to ensure the election of its representative to the supervisory board. KPC has the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75 percent of the votes cast or, as the case may be, 75 percent of the share capital represented at the meeting. See “Item 6. Directors, Senior Management and Employees.”

*	FMR Corporation’s Schedule 13G filed with the Commission on January 10, 2003 states that it beneficially owns 5,853,817 Celanese Ordinary Shares, which corresponds to an ownership percentage of 11.6 percent. However, 5,853,817 shares correspond to 11.7 percent of the 50,058,476 issued and outstanding shares of Celanese AG. These Celanese shares are beneficially owned through subsidiaries of FMR Corporation as follows: 4,401,558 shares by Fidelity Management & Research Company, 238,840 shares by Fidelity Management Trust Company, 1,188,419 shares by Fidelity International Limited, and 25,000 shares by Geode Capital Management LLC. FMR Corporation and/or its subsidiaries hold sole voting power over 338,560 shares and sole dispositive power over 3,566,660 shares of Celanese. FMR Corporation and Fidelity International Limited are of the view that they are not acting as a group for purposes of Section 13(d) under the Securities and Exchange Act of 1934 (the “1934 Act”) and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act.
†	According to First Pacific Advisors, Inc.’s Schedule 13G filed with the Commission on February 11, 2003, First Pacific holds shared voting power over 1,195,650 shares and shared dispositive power over 3,134,350 shares of Celanese.

Related Party Transactions

     As part of Celanese’s cash management strategy, short-term borrowings are made with affiliates. These balances were €96 million and €240 million at December 31, 2002 and 2001, respectively. As of February 10, 2003, short-term borrowings from affiliates were €126 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average interest rates on these borrowings were 3.6 percent and 3.5 percent in 2002 and 2001, respectively.

     Celanese has not entered into any material transactions in the last three years in which any shareholder or member of its management or supervisory boards, or any associate of any shareholder or member of its management or supervisory boards has or had any interest. No shareholder or member of its management or supervisory boards or associate of any shareholder or member of its management or supervisory boards is or was during the last three years indebted to Celanese. However, Dresdner Bank Aktiengesellschaft and Goldman, Sachs & Co. and their subsidiaries provided various financial and investment advisory services to Celanese in 2002, for which they were paid reasonable and customary fees. Kendrick R. Wilson, III, Managing Director, Financial Institutions Group of Goldman Sachs, and Alfons Titzrath, who had been Chairman of the supervisory board of Dresdner Bank until May 2002, have each been appointed to Celanese AG’s supervisory board as a shareholder representative.

Item 8. Financial Information

     See “Item 18. Financial Statements” and pages F-1 through F-57 for Consolidated Financial Statements and Other Financial Information.

Export Sales

     In 2002, approximately €358 million or 20 percent of all U.S. sales and approximately €775 million or 60 percent of all German third party sales were export sales.

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

•	CNA Holdings has been named a defendant in nine putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified. Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

•	In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs’ appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000 a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

•	Of the three putative class actions pending in Canadian courts, one was denied class certification while the other two are still pending.

•	Certification has been denied in putative class actions pending in South Carolina and Florida state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

•	The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002. Plaintiffs are also attempting to appeal this ruling.

•	The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     In order to reduce litigation expenses and to provide relief to qualifying homeowners, in November 1995, CNA Holdings, DuPont and Shell entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for specified leak damage. Furthermore, the three companies have agreed to fund these replacements and reimbursements up to U.S. $950 million (which now amounts to U.S. $1,070 million, due to additional contributions and funding commitments of primarily other parties). There are additional pending lawsuits in approximately 10 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings.

     In 1995, CNA Holdings and Shell settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with terms similar to those of the national class action settlement.

     In addition, a lawsuit filed in November 1989, in Delaware Chancery Court between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure led to a partial declaratory judgment in CNA Holdings’ favor. As a result, settlements have been reached with a majority of CNA Holdings’ insurers specifying their responsibility for these claims. However, in January 2000, CNA filed a motion in Superior State Court in Wilmington, Delaware to set a trial date with respect to this lawsuit against one insurer, asserting that the settlement is void because the insurer refused to make the required “coverage in place” payments to CNA. In early 2003, the insurer signed an agreement to submit this matter to binding arbitration. The agreement is currently awaiting court approval.

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

     Sorbates Antitrust Actions

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH (“Nutrinova GmbH”), then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal Government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Federal Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million, payable over five years. Hoechst also agreed to cooperate with the U.S. Federal Government’s investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea in June 1999 and imposed a penalty as recommended in the plea agreement.

     In January 2003 the European Commission issued a complaint against Hoechst, Nutrinova Nutrition Specialties & Food Ingredients GmbH and a number of foreign competitors alleging unlawful, anticompetitive behavior affecting the European sorbates market. As in the U.S. and Canada, Hoechst and Nutrinova have cooperated with the European Commission’s investigation related to the sorbates industry. The proceeding is expected to continue at least until the second half of 2003. Depending on the outcome, fines may be imposed.

     In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed by private parties in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. During 2000 and 2001, Hoechst and Nutrinova entered into settlement agreements relating to actions pending in the states of California, Wisconsin, Kansas, New Mexico and Tennessee. Pursuant to these settlement agreements, all of which have been approved by the courts, Hoechst and Nutrinova paid a total of approximately U.S. $6 million. Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000, the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst and the named Celanese subsidiaries paid approximately U.S. $21 million, U.S. $6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to opt out of the class settlement. In late 2001, these opt out plaintiffs also entered into settlement agreements with Hoechst and the named Celanese subsidiaries. The remaining private actions are still pending.

     In July 2001 Hoechst and Nutrinova entered into an agreement with the attorneys general of 33 states, pursuant to which the statutes of limitations were tolled pending the states’ investigations. In October 2002, the attorneys general for New York, Illinois, Ohio, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. Each of these actions is in the early stages of litigation and, in some cases, Hoechst, Nutrinova and the other named affiliates have not yet been served. In the Fall of 2002, the attorneys general of Connecticut, Florida, Nevada, South Carolina and Washington gave notice of intent to take legal action against sorbates manufacturers, but have not yet done so. Hoechst and Nutrinova have not received any communications from any other state attorney general, but they may be forthcoming.

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

     Acetic Acid Patent Infringement Matters

     On February 7, 2001, Celanese filed a private criminal action for patent infringement against certain employees of China Petrochemical Development Corporation, or CPDC, in the Taiwan Kaohsiung District Court. Celanese is alleging that CPDC’s employees infringed its ROC Patent No. 27572 covering the manufacture of acetic acid. On February 16, 2001, Celanese filed a Supplementary Civil Brief in the same court alleging damages against CPDC in the amount of about U.S. $450 million based on a period of infringement of 10 years, 1991-2000, and based on CPDC’s own data and as reported to the Taiwanese securities and exchange commission. The Celanese ROC patent was held valid by the Taiwanese Patent Office on March 8, 2001, after 14 months of legal proceedings before the patent office based on two cancellation actions by CPDC. In view of the recent changes in the Taiwanese patent laws, the supplementary civil action has been converted into an independent civil action, and the amount of damages claimed by Celanese has been reassessed at U.S. $35 million. This action is still pending.

     In September 1999 Celanese sued Millennium Chemicals, Inc. in the Federal District Court in Houston, Texas for infringement of its “low water” acetic acid process patent. In August 2001, the judge ruled in Celanese’s favor in a “Markman” hearing, in which the judge construed the claim language as a matter of law. The parties settled the matter in August 2002 for a small cash payment and a paid up license, pursuant to which Millennium may use Celanese’s technology in exchange for a royalty at customarily competitive terms.

Dividend Policy

     The payment and amount of any dividends depends on Celanese’s current and future earnings, cash flow, financial condition and other factors. Dividends are subject to recommendation by the Celanese supervisory board and board of management and the approval of the shareholders at Celanese’s annual general meeting. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, as adopted and approved by resolutions of the Celanese board of management and the Celanese supervisory board, not from the consolidated profits of Celanese.

     Holders of record of Celanese ordinary shares on the date of the general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or other governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by Deutsche Bank AG as paying agent. In Germany, the payment will be made to the holder’s depot bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder’s account. For purposes of distribution in the United States, the dividend will be paid to Mellon Investor Services as U.S. transfer agent. For shareholders in the United States, the payment will be converted from euro into U.S. dollars. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See “Item 3. Key Information – Exchange Rate Information.”

     Celanese did not declare a dividend for the year 2001 because of the reduction in the unappropriated retained earnings of the unconsolidated financial statements of Celanese AG as a result of impairment charges taken in 2001. Although the management and supervisory boards of Celanese will propose that a dividend of €0.44 per share for the year 2002 be declared at the annual general meeting on April 1, 2003, there can be no assurance as to the payment of dividends or their particular amounts in future years. The management of Celanese has indicated that in determining the dividend policy of Celanese, it will consider what portion of the cash flow generated by Celanese should be paid as dividends and what portion should be used in other ways to enhance shareholder value, such as through share repurchases, reduction of debt or capital investments. See “Item 5. Operating and Financial Review and Prospects.”

Significant Changes

     On January 31, 2003, Celanese granted an additional 86,800 stock options under this plan, at an exercise price of €23.78 per share, to the Board of Management and key employees. (See “Item 6. Directors, Senior Management and Employees – Incentive Plans.”)

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

     The transfer agents for Celanese ordinary shares are registrar services GmbH in Germany or the Transfer Agent and Mellon Investor Services in the United States or the U.S. Transfer Agent.

Trading on the Frankfurt Stock Exchange

     The Frankfurt Stock Exchange, which is operated by Deutsche Börse AG, is the most significant of the eight German stock exchanges and accounted for approximately 96 percent of the turnover in exchange-traded shares in Germany in 2002. As of December 31, 2002, the equity securities of 5,768 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but they also change hands in interbank dealer markets.

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

     On October 16, 2002, the Frankfurt Stock Exchange adopted principles relating to a new equity market segmentation, which went into effect on January 1, 2003. Companies admitted to the General Standard segment must meet the requirements set forth under German law. Companies admitted to the Prime Standard segment, including Celanese, must meet higher, internationally accepted transparency standards in addition to the German legal requirements.

     Celanese shares have been included in the M-DAX index since March 20, 2000. The M-DAX is a continuously updated performance index of the lower 50 of the top 80 German highly capitalized companies. The shares included in the M-DAX are, in principle, selected on the basis of their stock exchange turnover and their market capitalization and must comply with the Prime Standard requirements. In June 2002, the M-DAX switched from a market capitalization-based to a free float-weighted performance scale to determine the relative weight of the shares. Celanese did not experience any material change to the weight of its shares in the M-DAX as a result of this change. Celanese shares have been included in the Dow Jones Euro STOXXSM 600 index since the end of September 2001. This index includes the 600 largest European companies ranked by free float market capitalization and is reviewed quarterly. Celanese has also been part of the Morgan Stanley International Small Cap Indexes (MSCI Germany Small Cap, MSCI Europe Small Cap, MSCI World Small Cap) since May 2002. These indices are reviewed quarterly as well.

     The tables below set forth, for the periods indicated, the high and low sales prices on the Xetra System for Celanese ordinary shares from October 25, 1999, the first day on which Celanese ordinary shares officially traded on the Xetra System, as reported by that exchange.

	Price Per Ordinary Share
	High	Low
	(in €)
Annual Highs and Lows
1999 (from October 25, 1999)	18.43	14.20
2000	25.25	16.50
2001	28.00	14.91
2002	27.75	15.70

Quarterly Highs and Lows
2000
First Quarter	25.10	17.80
Second Quarter	22.90	18.90
Third Quarter	21.80	16.20
Fourth Quarter	21.62	18.43
2001
First Quarter	21.25	17.70
Second Quarter	27.50	19.84
Third Quarter	28.00	15.50
Fourth Quarter	22.00	14.91
2002
First Quarter	25.05	16.00
Second Quarter	27.75	20.35
Third Quarter	24.29	16.74
Fourth Quarter	24.15	15.70
2003
First Quarter (through February 10, 2003)	22.50	16.80

	Price Per Ordinary Share
	High	Low
	(in €)
Monthly Highs and Lows
2000
July	21.80	18.05
August	19.65	16.20
September	20.20	18.35
October	21.00	19.15
November	21.62	18.55
December	20.00	18.43
2001
July	28.00	23.00
August	25.74	15.90
September	19.82	15.50
October	17.00	14.91
November	21.40	15.75
December	22.00	19.80
2002
July	24.29	16.74
August	21.05	18.03
September	21.02	17.05
October	19.40	15.70
November	24.15	17.96
December	23.69	20.73
2003
January	22.50	16.80
February (through February 10, 2003)	22.50	18.50

     Based on turnover statistics supplied by both the Frankfurt Stock Exchange and Xetra, the average daily volume of Celanese ordinary shares traded between January 1, 2002 and December 31, 2002 was 6,630 on the Frankfurt Stock Exchange and 86,403 on Xetra.

     On February 10, 2003 the closing sales price per Celanese ordinary share on the Xetra System was €18.70, which was equivalent to U.S. $20.08 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under “Item 3. Key Information – Exchange Rate Information” with respect to rates of exchange between the dollar and the euro.

Trading on the New York Stock Exchange

     Official trading of Celanese ordinary shares on the New York Stock Exchange commenced on October 25, 1999.

     The following tables set forth, for the periods indicated, the high and low sales prices per Celanese ordinary share, as reported on the New York Stock Exchange Composite Tape.

	Price Per Ordinary Share
	High	Low
	(in U.S. $)
Annual Highs and Lows
1999 (from October 25, 1999)	19.00	14.88
2000	24.56	14.88
2001	23.76	13.91
2002	25.52	15.74

Quarterly Highs and Lows
2000
First Quarter	24.56	17.50
Second Quarter	21.75	18.25
Third Quarter	20.69	14.88
Fourth Quarter	18.56	16.38
2001
First Quarter	19.94	16.19
Second Quarter	23.44	18.00
Third Quarter	23.76	14.65
Fourth Quarter	19.90	13.91
2002
First Quarter	22.30	20.78
Second Quarter	25.52	19.70
Third Quarter	23.65	16.80
Fourth Quarter	23.58	15.74
2003
First Quarter (through February 10, 2003)	23.07	19.18

	Price Per Ordinary Share
	High	Low
	(in U.S. $)
Monthly Highs and Lows
2001
July	23.76	19.91
August	23.09	16.15
September	18.43	14.65
October	15.58	13.91
November	18.90	14.43
December	19.90	17.70
2002
July	23.65	16.80
August	20.50	17.75
September	20.35	17.78
October	18.95	15.74
November	23.58	18.50
December	23.22	21.60
2003
January	23.07	19.18
February (through February 10, 2003)	21.70	19.82

     On February 10, 2003, the closing sales price per Celanese ordinary share on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was U.S. $20.01.

Item 10. Additional Information

Code of Ethics and Governance Matters

     During the course of 2002, the board of management established a Global Business Conduct Policy or BCP, which sets forth universal rules of conduct for company management, as well as for all Celanese employees. The policy requires employees and management to act honestly and ethically in all their dealings, including the ethical handling of actual or apparent conflicts of interest. It calls for full, fair, accurate, timely and understandable disclosure in periodic reports and public communications and adherence to applicable laws, rules and regulations. Various help lines have been established so that every Celanese employee, regardless of where the employee works, can contact a regional coordinator or the Governance and Risk Officer directly in the event that he or she would like to voice policy concerns or report policy infringements or risks affecting Celanese. Further information on BCP processes and the policies can be found on the website noted below.

     Celanese currently communicates its governance standards internally and externally. Celanese has introduced its own corporate governance site on its intranet, where information about the global BCP and Celanese’s corporate governance guidelines can be accessed by every employee. The company has also added a link on corporate governance issues to its Internet website at http://www.celanese.com/index/about_index/governance.htm. Information about Celanese’s corporate governance practices, such as the global BCP, its corporate governance guidelines, the statement of compliance with the German Corporate Governance Code, as well as any current certifications made by Celanese or its responsible governing bodies are now available on this site.

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

Management and Supervisory Boards

     In carrying out their duties, members of both the Celanese board of management and the Celanese supervisory board must exercise the standard of care of a prudent and diligent businessperson. Both the members of the Celanese board of management and the members of the Celanese supervisory board owe a duty of loyalty and care to Celanese, and must act only in the interest of Celanese and not in his or her own or any third party’s interest. The interests of Celanese are deemed to include the interests of the shareholders, the interests of the work force and, to some extent, the common interest, and both the Celanese board of management and the Celanese supervisory board must take all these interests into account when taking actions or making decisions.

Interested Party Transactions; Loans to Board Members; Compensation

     According to the German Stock Corporation Act, the Celanese supervisory board shall represent the interests of the company in the event Celanese enters into a transaction or contract with a member of its board of management. Any service or consulting agreement between the company and a member of its supervisory board must be approved by a resolution of the supervisory board. Further, a member of the management or supervisory board may not participate in any resolution that involves a transaction between Celanese and the member, nor the institution or settlement of legal proceedings between Celanese and the member. A member of the management or supervisory board who is also a shareholder may not vote his or her shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. Although the German Stock Corporation Act permits companies to grant certain loans to members of its supervisory board, board or management, or other executives, as well as to the families of these individuals with supervisory board approval, the rules of procedure of the Personnel and Compensation Committee of Celanese’s supervisory board may permit the approval of such loans only if they would not violate U.S. law. Celanese is in compliance with the provisions of the U.S. Sarbanes-Oxley Act restricting loans to executive officers and directors. Compensation of supervisory board members requires shareholder approval.

Age Limit

     Celanese AG’s Articles of Association do not mandate the retirement of directors under an age limit requirement. However, the rules of the procedure for the supervisory board’s personnel and compensation committee prohibit the proposal of candidates for the board of management and the supervisory board who have reached the ages of 65 and 70, respectively.

Share Ownership Requirement

     Celanese AG’s Articles of Association do not require members of its supervisory board and board of management to be shareholders in the company. However, Celanese encourages management to purchase Celanese shares by offering members of its board of management and executives worldwide the right to participate in an equity participation plan that requires the investment of a defined amount of money in Celanese shares over a one or two year period since its introduction in 1999. Members of the Celanese board of management have committed to hold their Celanese shares for at least as long as they are members of the board of management. Furthermore, Celanese may pay up to half of its supervisory board’s fixed annual compensation in Celanese shares, provided it has shares available for this purpose.

     See also “Item 6. Directors, Senior Management and Employees” for further information about the supervisory and board of management.

Ordinary Shares

     The share capital of Celanese AG consists of €140,069,354 divided into 54,790,369 ordinary shares of no par value issued in registered form, of which 4,731,893 ordinary shares are held by the company as treasury stock. Record holders of ordinary shares are registered in Celanese AG’s share register (Aktienregister). The share register is administered on behalf of Celanese AG by Mellon Investor Services as transfer agent and registrar in the United States, and by registrar services GmbH, as transfer agent and registrar in Germany.

     Celanese AG also has €3,195,574 in contingent capital. The contingent capital may only be used to grant stock options to members of the boards of management and other senior managers of Celanese AG and its subsidiaries.

Dividends

     The board of management prepares and the supervisory board approves the financial statements for each fiscal year, and both boards recommend the disposition of all unappropriated retained earnings for approval by shareholders at the annual general meeting, including the amount of net profits to be distributed as a dividend. Owners of Celanese AG ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG as adopted and approved by resolutions of the Celanese board of management and the Celanese supervisory board, not from the consolidated profits of Celanese.

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

Voting Rights

     Each ordinary share entitles the owner to one vote at the general meeting. Cumulative voting is not permitted under German law. Celanese AG’s Articles of Association provide that all resolutions of the general meeting may be passed by a simple majority of votes cast and, if a majority of capital is required, by a simple majority of the share capital represented in the meeting unless otherwise mandatorily required by law. German law mandatorily requires that the following matters, among others, be approved by the affirmative vote of 75 percent of the issued shares present at the shareholders’ meeting at which the matter is proposed:

•	Changing the objects and purposes provision in the articles of association,

•	Capital decreases,

•	Capital increases in the form of authorized and conditional capital,

•	Excluding preemptive rights of shareholders to subscribe for new shares,

•	Dissolution,

•	A merger into, or a consolidation with, another stock corporation, and

•	A transfer of all or virtually all of the assets.

Supervisory Board Terms

     The terms of the Celanese AG supervisory board members conclude at the termination of the annual general meeting that votes on the ratification of their acts for the fourth business year following the commencement of their term of office, not counting the business year in which that term begins. Shareholders at the annual general meeting may elect the shareholders’ representatives to the supervisory board to a shorter term. Supervisory board members may also be re-elected.

Liquidation

     If Celanese AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings.

Capital Increases

     The share capital may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital. Authorized capital provides the board of management with the flexibility to issue new shares up to a maximum of 50 percent of the company’s stated capital for a period of up to five years. Contingent capital allows the board of management to issue new shares up to a maximum of 50 percent of the company’s stated capital for specified purposes, including mergers and the issuance of shares for convertible bonds. In the case of issuing new shares for employee stock option plans no more than 10 percent of the company’s stated capital may be authorized. Capital increases require an amendment of the Articles of Association approved, in the case of an increase in authorized or contingent capital, by 75 percent of the issued shares present at the shareholders’ meeting at which the increase is proposed. The board of management must also obtain the approval of the supervisory board before issuing new shares out of authorized capital. Celanese AG’s Articles of Association currently contain provisions for contingent capital, but not for authorized capital; nor do they contain conditions regarding changes in the share capital that are more stringent than the law requires.

Redemption

     The share capital may be reduced by an amendment of the Articles of Association approved by 75 percent of the issued shares present at the shareholders’ meeting. Shareholders may also authorize the board of management for a period of up to 18 months to repurchase up to 10 percent of the issued and outstanding shares for a specific purpose, such as employee share or option grants or the cancellation of shares as may be authorized by the shareholders. Such repurchase authorizations require approval by 50 percent of the issued shares present at the shareholders’ meeting unless the repurchased shares are to be used in such a way that excludes shareholder subscription rights, in which case a majority of 75 percent of the issued shares present is required.

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

Shareholder Meetings

     German law requires a company’s annual general meeting to be held within the first eight months of each fiscal year. The board of management, supervisory board, or shareholders owning an aggregate amount of at least 5 percent of the issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. Among other things, the annual general meeting is asked to approve the appointment of an independent auditor, ratify the actions of the management and supervisory boards during the prior year, approve the disposition of unappropriated profit, and, in certain instances, approve the annual accounts.

     According to Celanese AG’s Articles of Association, shareholders listed in the shareholder register as of the date of the general meeting and who have indicated their desire to attend the general meeting no later than seven days prior to the meeting (unless a different period is prescribed by the board of management) are entitled to attend and vote at the meeting. Shareholders may also vote by proxy. Unless such proxies are granted to a credit institute or shareholders’ association, they may be submitted by mail, telefax, or electronic media, as determined by the board of management and set forth in the invitation to the meeting.

     The Articles of Association delegate the responsibility for determining the order of agenda items, as well as the manner, form and order of voting, to the chairman of the meeting. The chairman may also allow the transmission of the general meeting as well as the participation in the general meeting, voting, or the exercise of other shareholders’ rights, in each case either directly or by proxy, by electronic or other media, as permitted by law.

     Amendments to Celanese AG’s Articles of Association may be proposed either by the supervisory board and the board of management, or by a shareholder or group of shareholders holding at least 195,583 shares.

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

     The German Takeover Act (Wertpapiererwerbs – und Übernahmegesetz), which became effective on January 1, 2002, standardizes the rules applicable to public bids for the shares in German public stock corporations. The German Takeover Act includes, among other things, a set of definitive rules applying to the company’s action in the case of a hostile takeover situation. As a general rule, the board of management is obliged to remain neutral in such circumstances. However, the board of management is allowed to proceed with actions which a prudent (ordentlicher) and conscientious manager of a company, which is not subject of a takeover offer, would have taken and, additionally, to seek alternative offers from third parties. Any other actions of the board of management which may negatively impact the takeover require either the approval by the shareholders or the consent of the supervisory board. Approvals by the shareholders may either be granted by an extraordinary general meeting called in connection with the hostile takeover bid or by way of shelf resolutions passed before the commencement of such bid. However, such a shelf resolution is limited to a maximum period of 18 months and requires a three quarters majority of the present share capital in the general meeting.

Disclosure of Share Holdings

     The disclosure of shareholdings is governed by the German Securities Trading Act (Wertpapierhandelsgesetz) and the German Takeover Act. Celanese AG also complies with the disclosure requirements of the German Corporate Governance Code.

     The German Securities Trading Act requires holders of voting securities of a company whose shares are listed on a stock exchange to notify the company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) of the number of shares they hold if that number reaches, exceeds or falls below 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the company’s outstanding voting rights. Moreover, the German Securities Trading Act requires the board of management to publish this information promptly.

     The German Takeover Act requires any person who directly or indirectly obtains control over a listed company to publish this fact promptly and submit a mandatory tender offer for the outstanding shares within four weeks following the publication. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company. See “Item 7. Major Shareholders and Related Party Transactions.”

     The German Corporate Governance Code requires members of the board of management and supervisory board to disclose to the company promptly the purchase and sale of shares in the company or its consolidated subsidiaries, as well as options or other instruments thereof. The company must publish this information promptly thereafter in a suitable electronic information system or in at least one official stock exchange gazette.

Material Contracts

     As of September 26, 2002, Madionova GmbH, a wholly-owned subsidiary of Celanese AG, as buyer, entered into a Master Purchase Agreement with Clariant International AG, as seller, to purchase Clariant’s European, U.S. and Canadian emulsions business and seller’s worldwide emulsion powders business, excluding Japan, including Clariant’s emulsions and emulsion powders plants in Frankfurt am Main, Germany, Tarragona, Spain, Perstorp, Sweden, and Koper, Slovenia. The business was acquired for a purchase price of CHF 213.5 million (€147 million) and closed on December 31, 2002. For further information on the acquisition, see Note 6 to the Consolidated Financial Statements.

Exchange Controls and Other Limitations Affecting Security Holders

     Effective January 1, 1999, Germany and 10 other member states of the European Monetary Union or EMU introduced the euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the euro. Greece became the twelfth member of the EMU on January 1, 2001. The euro was only available as deposit money until January 1, 2002, at which time the member states introduced euro bills and coins. By March 1, 2002, the euro was the sole legal tender for all member states participating in the EMU, and the national currencies of those member states were withdrawn from circulation. The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), any payment (other than those for the import or export of goods or the payment or repayment of short term loans and deposits) received from or made to an individual or a corporation resident outside Germany if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately €1.5 million or the equivalent in a foreign currency during any one month. German residents must also report any direct investment outside Germany if such investment exceeds 10 percent of the total investment (unless such investment is in a company having total assets of less than €3 million).

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

Taxation of Dividends

     Under German law, German corporations are required to withhold tax on dividends distributed in 2003 out of prior years profits in an amount equal to 20 percent of the gross amount paid to resident and nonresident shareholders.* Subject to limitations, a partial refund of this 20 percent withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German withholding tax on dividends.

     In the case of any Qualified Holder, the German withholding tax on dividends paid in 2003 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each U.S. $100 of gross dividend paid by Celanese in 2003 to a Qualified Holder, the dividend after partial refund of the 20 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S. $15. Thus, for each U.S. $100 of gross dividend, the Qualified Holder will include U.S. $100 in gross income and may be entitled to a foreign tax credit of U.S. $15, subject to applicable limitations of United States federal income tax law.

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

*	The German corporate imputation system that had provided German resident individual shareholders with a tax credit in respect of dividends paid by German corporations was repealed effective with respect to dividends paid after 2001 out of prior year’s profits. Consequently, Qualified Holders are no longer entitled to the additional 5 percent treaty refund with respect to such dividends that applied in past years. However, the German withholding tax was reduced from 25 percent to 20 percent with respect to such dividends.

     A surtax on the German withholding tax is currently levied on dividend distributions paid by a German resident company. The rate of this surtax is 5.5 percent, which is 1.1 percent (5.5 percent x 20 percent) of the gross dividend amount. Under the Income Tax Treaty, Qualified Holders are entitled to a full refund of this surtax.

Refund Procedures

     To claim the refund reflecting the current reduction of the German withholding tax from 20 percent to 15 percent, and the refund of the 5.5 percent German surtax, when applicable, a Qualified Holder must submit a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

     Qualified Holders must also submit to the German tax authorities certification of their last filed United States federal income tax return. That certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for the certification with the Internal Revenue Service’s Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Qualified Holder’s name, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service (“IRS”) will send the certification directly to the German tax authorities if the Qualified Holder authorizes the IRS to do so. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

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

     Upon a sale or other disposition of Celanese shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder’s adjusted tax basis in Celanese shares. In the case of an individual Qualified Holder of Celanese shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20 percent, if the individual Qualified Holder’s holding period in these Celanese shares is more than 12 months.

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

Documents on Display

     Celanese furnishes its U.S. shareholders with annual reports in English. These annual reports include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Celanese also furnishes its U.S. shareholders quarterly reports in English in accordance with U.S. GAAP that include unaudited interim consolidated financial information. Celanese furnishes its U.S. shareholders in English all notices of shareholders’ meetings and other reports and communications that are made generally available to shareholders. Celanese transmits the English versions of these notices, reports and announcements to Mellon Shareholder Services, Celanese’s transfer agent and registrar in New York, New York. The transfer agent arranges for the prompt mailing of copies of these materials to Celanese’s U.S. shareholders. As a foreign private issuer, Celanese is exempt under the Exchange from the proxy rules and the short-swing profit recovery provisions of Section 16 of the 1934 Act.

     Celanese is subject to the informational requirements of the 1934 Act and files reports and other information with the Commission. Reports and other information filed by Celanese may be examined, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission’s regional offices located at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604 and The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such materials are also available by mail from the Commission’s Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. More information on the public reference rooms can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celanese, that file electronically with the Commission. Shares of Celanese are traded on the New York Stock Exchange; the materials submitted by Celanese to the New York Stock Exchange are also available for inspection and copying at their offices located at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     The following tables present information regarding Celanese’s use of derivative financial instruments, and should be read together with “Item 5. Operating and Financial Review and Prospects” and Notes 2 and 23 to the Consolidated Financial Statements.

Interest-Rate Risk Management

     The following tables provide information about Celanese’s use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2002. The information is presented in euro equivalents, which is Celanese’s reporting currency, at December 31, 2002 exchange rates.

Interest-Rate Risk Management – Debt
Principal (Notional) Amount by Expected Maturity
Average Interest Rate
December 31, 2002

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value December 31, 2002
	(in € millions, except percentages)
Debt, including current portion
Fixed rate (U.S. dollar)	1	39	1	1	1	202	245	281
Average interest rate	9.0%	6.2%	9.0%	9.0%	9.0%	6.4%	—	—
Variable rate (U.S. dollar)	95	—	167	—	—	—	262	262
Average interest rate	1.8%	—	3.9%	—	—	—	—	—
Fixed rate (euro)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Variable rate (euro)	96	1	1	1	1	—	100	100
Average interest rate	2.7%	3.5%	3.9%	4.3%	4.7%	—	—	—
Other currencies	3	—	—	5	—	—	8	8
Total	195	40	169	7	2	202	615	651

     For Celanese’s fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2002. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2002.

Interest-Rate Risk Management – Swaps
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate/Option Strike Price
December 31, 2002

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value December 31, 2002
	(in € millions, except percentages)
Interest-rate swaps:
U.S. dollar
Payer swap (variable to fixed)	—	—	286	—	—	—	286	(25)
Average pay rate (fixed)	—	—	5.8%	—	—	—	—	—
Average receive rate (variable)	—	—	3.9%	—	—	—	—	—

Foreign-Exchange Risk Management

     The table below provides information about Celanese’s significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 2002. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of generally less than one year. Celanese had €955 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 2002. There were no foreign currency options outstanding as of December 31, 2002.

Currency Pairs	Contract Amount Buy (Sell)	Average Contractual Forward Exchange Rate	Fair Value December 31, 2002
	(in € millions, except for average contractual forward exchange rate)
Foreign Currency Forward Contracts
Euro
U.S. dollar	(901.2)	1.0050	37.2
Japanese yen	1.2	107.2991	0.1
British pound	(10.0)	0.6489	0.0
Canadian dollar	41.1	1.5733	(2.1)
Australian dollar	(0.3)	1.8074	0.0
Swedish Krona	0.6	9.0950	0.0
Danish Krone	1.0	7.4287	0.0

     Most of the foreign currency forward contracts are currency swaps entered into to hedge intercompany loans.

Commodity Risk Management

     Celanese recognized losses of less than €1 million and €2 million from natural gas swap contracts in 2002 and 2001, respectively. There was no material impact on the balance sheet at December 31, 2002 and December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of €1 million and less than €1 million at December 31, 2002 and December 31, 2001, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. The notional amount of these outstanding swaps at December 31, 2002 is not material.

     The following measures are taken to avoid and manage risks in the purchase of raw materials:

•	Celanese avoids supply problems by entering into long-term contracts with at least two suppliers, when available in regional markets, for each significant raw material. The quantities contracted are divided by the suppliers to ensure supply security and the best cost option. Celanese enters into long-term contracts only after a strict evaluation of the supplier’s financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality risks are reduced to a minimum.

•	Price risks are managed through several measures. Purchasing raw materials both through long-term contracts and on spot markets allows Celanese to maintain security of supply while allowing for maximum price flexibility. In long-term contracts, price conditions generally are based on either changes in production cost or market conditions.

Stock Based Compensation Risk Management

     As of December 31, 1999, Celanese had 1.2 million call options outstanding to offset the costs associated with the 1999 long-term incentive plan and the 1999 equity participation plan. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €3.16 per share. See “Item 6. Compensation of Directors and Officers – Incentive Plans.” The total premium as of December 31, 1999 was €3.8 million. During 2000, Celanese purchased an additional 3.9 million call options to offset the costs associated with these plans. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €6.46 per share. The total premium as of December 31, 2000 was €25.2 million. The program enabled Celanese to receive shares upon exercise of any purchased call options. As part of the share buy-back program approved at the annual general meeting held in May 2000, Celanese used the call options to purchase 5.1 million shares of treasury stock. At the May 2001 annual general meeting, Celanese’s shareholders authorized an additional share buy-back, as well as the cancellation of the treasury stock upon the approval of the supervisory board. The authorization to cancel treasury stock covers existing treasury stock as well as any shares repurchased pursuant to the share buy-back authorization approved at the 2001 annual general meeting. German law prohibits a company to hold more than ten percent of its share capital as treasury stock. Moreover, German law requires share buy-backs to be paid for out of distributable reserves or net income (on a parent company basis). Celanese’s 2001 reserves were depleted by impairment charges described in “Item 5. Operating and Financial Review and Prospects – Summary of Consolidated Results – 2002 Compared with 2001 – Special Charges.” As of February 10, 2003, Celanese has cancelled 1,125,000 of the treasury stock it holds. Celanese is also in the process of repurchasing up to 1,031,941 additional shares, of which 430,998 have already been acquired. Celanese expects to complete this repurchase by the end of April 2003. Celanese bases its decisions whether to repurchase shares on its overall financial priorities at the time. (See “Item 5. Operating and Financial Review and Prospects – Market Risk.”)

     During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 LTIP. These options have a maturity of two years, a strike price of €19.56 per share and an average premium of €4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2002 of €2 million, which was recorded as an increase to accumulated other comprehensive income (loss).

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Certain Disclosures

Controls and Procedures

     On January 14, 2003, Celanese performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Annual Report and filed with the Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of Celanese’s key senior management, its financial and legal advisors, and under the supervision of Celanese’s Chief Executive Officer (CEO), Claudio Sonder, and its Chief Financial Officer (CFO), Perry W. Premdas. Celanese’s management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective, and that there were no significant deficiencies in the design or operation of such disclosure controls and procedures, nor material weaknesses in internal controls. There was no fraud involving management or other employees who have a significant role in Celanese’s internal controls and procedures for financial reporting. There have been no significant changes in Celanese’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

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

Index to Consolidated Financial Statements
Report of the Board of Management
Report of Independent Accountants
Consolidated Financial Statements:
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000
Consolidated Balance Sheets as of December 31, 2002 and 2001
Consolidated Statements of Shareholders Equity for the Years Ended December 31, 2002, 2001 and 2000
Consolidated Statements of Cash Flow for the Years Ended December 31, 2002, 2001 and 2000
Notes to the Consolidated Financial Statements

     All Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

(b)	Documents filed as exhibits to this Annual Report:

1.1	English translation of Articles of Association (Satzung) of Celanese AG as amended to date (filed with the Commission on October 14, 2002 as an Exhibit to Post-Effective Amendment No. 1 to Celanese’s Registration Statement filed on Form S-8, and incorporated herein by reference).

2.1	Form of Definitive Stock Certificate of Celanese AG (filed as an Exhibit to Celanese’s Annual Report on Form 20-f for the year ended December 31, 1999, and incorporated herein by reference).

4.1	Master Purchase Agreement between Madionova GmbH, as buyer and Clariant International AG, as seller, dated as of September 26, 2002.

4.4	The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of Celanese on a consolidated basis. Celanese agrees to furnish the Commission upon request a copy of any instrument with respect to long-term debt of Celanese AG and any subsidiary for which consolidated or unconsolidated financial statements are required to be filed and as to which the amount of securities authorized thereunder does not exceed 10 percent of the total assets of Celanese AG and its subsidiaries on a consolidated basis.

7.1	Ratio of Earnings to Fixed Charges

8.1	Significant subsidiaries as of the end of the year covered by this Annual Report: See Significant Subsidiaries in “Item 4. Information on the Company.”

10.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.3	Celanese Global Business Conduct Policy

23.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celanese AG (Registrant)

Date: February 26, 2003

By: /s/ Claudio Sonder ——————————————————— Name: Claudio Sonder Title: Chairman of the Board of Management

By: /s/ Perry W. Premdas ——————————————————— Name: Perry W. Premdas Title: Member of the Board of Management and Chief Financial Officer

Certification of Chief Executive Officer

I, Claudio Sonder, certify that:

1. I have reviewed this Annual Report on Form 20-F of Celanese AG;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 26, 2003

/s/ CLAUDIO SONDER ——————————————————— Claudio Sonder Chief Executive Officer

Certification of Chief Financial Officer

I, Perry W. Premdas, certify that:

1. I have reviewed this Annual Report on Form 20-F of Celanese AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: February 26, 2003

/s/ PERRY W. PREMDAS ——————————————————— Perry W. Premdas Chief Financial Officer

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

     Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter, the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Kronberg im Taunus, February 5, 2003

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 3 to the consolidated financial statements, Celanese adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

     As discussed in Note 3 to the consolidated financial statements, Celanese has early adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” effective October 1, 2002.

     As discussed in Note 19, Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans in 2002.

Frankfurt am Main, Germany
February 5, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31,

	2002	2002	2001	2000
	(in $ millions(1) except for share and per share data)	(in € millions except for share and per share data)
Net sales	4,535	4,325	4,777	4,885
Cost of sales	(3,820)	(3,643)	(4,132)	(4,155)
Selling, general and administrative expenses	(494)	(471)	(552)	(541)
Research and development expenses	(78)	(74)	(87)	(87)
Special charges	1	1	(496)	(21)
Foreign exchange gain	5	5	2	5
Gain on disposition of assets	13	12	—	1

Operating profit (loss)	162	155	(488)	87

Equity in net earnings of affiliates	23	22	13	19
Interest expense	(62)	(59)	(80)	(74)
Interest and other income, net	50	48	65	110

Earnings (loss) before income tax, minority interests,
discontinued operations and cumulative effect of
changes in accounting principles	173	166	(490)	142

Income tax (provision) benefit	(56)	(53)	126	(88)

Earnings (loss) before minority interests,
discontinued operations and cumulative effect of
changes in accounting principles	117	113	(364)	54

Minority interests	—	—	—	–

Earnings (loss) from continuing operations	117	113	(364)	54

Earnings (loss) from operation of discontinued operations
(including gain on disposal of discontinued operations
of €14 million, €14 million and €19 million in 2002,
2001 and 2000, respectively)	16	15	(26)	19
Income tax benefit (provision)	42	40	5	(15)

Earnings (loss) from discontinued operations	58	55	(21)	4

Cumulative effect of changes in accounting principles,
net of income tax of €5 million	20	19	—	—

Net earnings (loss)	195	187	(385)	58

Earnings (loss) per common share – basic and diluted:
Continuing operations	2.32	2.25	(7.23)	1.01
Discontinued operations	1.15	1.09	(0.42)	0.08
Cumulative effect of changes in accounting principles	0.40	0.38	—	—

Net earnings (loss)	3.87	3.72	(7.65)	1.09

Weighted average shares – basic and diluted	50,329,346	50,329,346	50,331,847	53,293,128

(1)	The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31,

	2002	2002	2001
	(in $ millions) (1)	(in € millions)
ASSETS
Current assets:
Cash and cash equivalents	124	118	45
Receivables, net:
Trade receivables, net – third party and affiliates	700	668	646
Other receivables	465	443	506
Inventories	548	523	579
Deferred income taxes	84	80	98
Other assets	46	44	41
Assets of discontinued operations	3	3	285

Total current assets	1,970	1,879	2,200

Investments	476	454	566
Property, plant and equipment, net	1,700	1,621	1,907
Deferred income taxes	627	598	532
Other assets	567	541	693
Intangible assets, net	1,084	1,034	1,166

Total assets	6,424	6,127	7,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current installments of long-term debt	205	195	267
Accounts payable and accrued liabilities:
Trade payables – third party and affiliates	601	573	620
Other current liabilities	691	659	826
Deferred income taxes	10	10	6
Income taxes payable	421	402	458
Liabilities of discontinued operations	4	4	81

Total current liabilities	1,932	1,843	2,258

Long-term debt	440	420	613
Deferred income taxes	55	52	51
Other liabilities	1,882	1,795	1,920
Minority interests	13	12	12

Shareholders’ equity:
Common stock, no par value, €140 million and €143 million
aggregate registered value; 54,790,369 and 55,915,369 shares authorized and issued; 50,058,476 and 50,334,891 shares
outstanding in 2002 and 2001, respectively	146	140	143
Additional paid-in capital	2,617	2,496	2,508
Retained deficit	(132)	(126)	(313)
Accumulated other comprehensive loss	(420)	(401)	(5)

	2,211	2,109	2,333
Less: Treasury stock at cost (4,731,893 and 5,580,478 shares
in 2002 and 2001, respectively)	109	104	123

Total shareholders’ equity	2,102	2,005	2,210

Total liabilities and shareholders’ equity	6,424	6,127	7,064

(1)	The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity
	(in € millions)
Balance at December 31, 1999	143	2,504	40	179	—	2,866

Comprehensive income (loss), net of tax:
Net earnings	—	—	58	—	—	58
Other comprehensive income (loss):
Unrealized gain on securities(1)	—	—	—	7	—	7
Foreign currency translation	—	—	—	44	—	44
Additional minimum pension liability(2)	—	—	—	(7)	—	(7)

Other comprehensive income	—	—	—	44	—	44

Comprehensive income	—	—	—	—	—	102
Dividends (€0.11 per share)	—	—	(6)	—	—	(6)
Purchase of treasury stock	—	—	—	—	(119)	(119)
Call options	—	4	—	—	(4)	—

Balance at December 31, 2000	143	2,508	92	223	(123)	2,843

Comprehensive income (loss), net of tax:
Net loss	—	—	(385)	—	—	(385)
Other comprehensive income (loss):
Unrealized loss on securities(1)	—	—	—	(4)	—	(4)
Foreign currency translation	—	—	—	35	—	35
Additional minimum pension liability(2)	—	—	—	(255)	—	(255)
Unrealized loss on derivative contracts(3)	—	—	—	(4)	—	(4)

Other comprehensive loss	—	—	—	(228)	—	(228)

Comprehensive loss	—	—	—	—	—	(613)
Dividends (€0.40 per share)	—	—	(20)	—	—	(20)

Balance at December 31, 2001	143	2,508	(313)	(5)	(123)	2,210

Comprehensive income (loss), net of tax:
Net earnings	—	—	187	—	—	187
Other comprehensive income (loss):
Unrealized gain on securities(1)	—	—	—	2	—	2
Foreign currency translation	—	—	—	(173)	—	(173)
Additional minimum pension liability(2)	—	—	—	(220)	—	(220)
Unrealized loss on derivative contracts(3)	—	—	—	(5)	—	(5)

Other comprehensive loss	—	—	—	(396)	—	(396)

Comprehensive loss	—	—	—	—	—	(209)
Amortization of deferred compensation	—	3	—	—	—	3
Settlement of demerger liability	—	7	—	—	—	7
Purchase of treasury stock	—	—	—	—	(6)	(6)
Retirement of treasury stock	(3)	(22)	—	—	25	—

Balance at December 31, 2002	140	2,496	(126)	(401)	(104)	2,005

(1)	Net of taxes of €(1) million, €1 million and €1 million in 2000, 2001 and 2002, respectively.
(2)	Net of taxes of €4 million, €145 million and €118 million in 2000, 2001 and 2002, respectively.
(3)	Net of taxes of €2 million and €2 million in 2001 and 2002, respectively.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
for the years ended December 31,

	2002	2002	2001	2000
	(in $ millions)(1)	(in € millions)
Operating activities from continuing operations:
Net earnings (loss)	195	187	(385)	58
Earnings (loss) from operation of discontinued operations, net(2)	(43)	(41)	30	4
Gain on disposal of discontinued operations, net of taxes(3)	(15)	(14)	(9)	—
Cumulative effect of changes in accounting principles	(20)	(19)	—	—
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Special charges, net of amounts used	(66)	(63)	397	(338)
Depreciation and amortization	300	286	390	356
Change in equity of affiliates	48	46	8	(6)
Deferred income taxes	10	9	(283)	145
Gain on disposition of assets, net	(13)	(12)	(7)	(6)
Writedowns of investments	16	15	10	—
Changes in operating assets and liabilities:
Trade receivables, net – third party and affiliates	(67)	(64)	284	(55)
Other receivables	(19)	(18)	164	(44)
Inventories	4	4	101	(49)
Trade payables – third party and affiliates	13	12	(60)	255
Other liabilities	58	55	(280)	(232)
Income taxes payable	3	3	159	(35)
Other, net	1	1	3	(5)

Net cash provided by operating activities	405	387	522	48
Investing activities from continuing operations:
Capital expenditures on property, plant and equipment	(228)	(218)	(217)	(218)
Acquisitions of businesses and purchase of investment	(131)	(125)	(2)	(402)
(Outflow) proceeds on sale of assets	(16)	(15)	6	140
Proceeds from disposition of businesses and assets	—	—	—	—
Proceeds and repayments of borrowings from disposal of
discontinued operations	211	201	38	—
Proceeds from sale of marketable securities	232	221	348	427
Purchases of marketable securities	(251)	(239)	(298)	(434)
Distributions from affiliates	43	41	4	—
Other, net	(17)	(16)	—	(2)

Net cash used in investing activities	(157)	(150)	(121)	(489)
Financing activities from continuing operations:
Short-term borrowings, net	(161)	(154)	(164)	(61)
Proceeds from long-term debt	60	57	—	271
Payments of long-term debt	(56)	(53)	(192)	—
Purchase of treasury stock	(6)	(6)	—	(119)
Dividend payments	—	—	(20)	(6)
Other, net	—	—	—	(8)

Net cash provided by (used in) financing activities	(163)	(156)	(376)	77
Exchange rate effects on cash	(8)	(8)	1	16

Net increase (decrease) in cash and cash equivalents	77	73	26	(348)
Cash and cash equivalents at beginning of year	47	45	19	367

Cash and cash equivalents at end of year	124	118	45	19

Net cash provided by (used in) discontinued operations:
Operating activities	12	11	(2)	12
Investing activities	(13)	(12)	—	(42)
Financing activities	(2)	(2)	—	24

Net cash used in discontinued operations	(3)	(3)	(2)	(6)

(1)	The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.0485 per €1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002.
(2)	Includes a tax benefit of €40 million in 2002, a tax expense of €0 million in 2001, and a tax benefit of €4 million in 2000.
(3)	Includes tax expenses of €0 million, €5 million and €19 million in 2002, 2001 and 2000, respectively.

See the accompanying notes to consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company

     On October 22, 1999 (the “Effective Date”), Celanese AG (“Celanese” or “the Company”), formerly a subsidiary of Hoechst AG (“Hoechst”), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhône-Poulenc S.A. to form Aventis S.A. (“Aventis”). In the demerger, Hoechst distributed all of the outstanding shares of Celanese’s common stock to existing Hoechst shareholders.

     Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. The Celanese portfolio consists of five main business segments: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products.

2. Summary of Accounting Policies

     • Consolidation principles

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for all periods presented and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in prior years have been reclassified to conform to the current year presentation.

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

     • Investments in marketable securities

     Celanese has classified its investments in debt and equity securities as “available-for-sale” and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

     A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Financial instruments

     Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese is party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables. Additionally, Celanese utilizes derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

     Differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the hedged obligation. Gains and losses on instruments not meeting the criteria for cash flow hedge accounting treatment, or that cease to meet hedge accounting criteria, are included as income or expense.

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

     Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. Realized gains and losses are included in the earnings upon settlement of the contract. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

     Celanese’s risk management policy allows the purchase of up to 80 percent of its natural gas and butane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2002, Celanese entered into natural gas forward and cash-settled swap contracts for 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward; however, this amount is based on past practices and may not be indicative of future requirements. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese’s exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

     Celanese selectively utilizes call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company’s stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option’s time value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings. (See Note 3)

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Financial instruments – (continued)

     Financial instruments which could potentially subject Celanese to concentrations of credit risk are primarily receivables concentrated in various geographic locations and cash equivalents. Celanese performs ongoing credit evaluations of its customers’ financial condition. Generally, collateral is not required from customers. Allowances are provided for specific risks inherent in receivables.

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

     • Investments and equity in net earnings of affiliates

     Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has “the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50 percent or less of the voting stock.” APB Opinion No. 18 considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board (“FASB”) Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate €71 million and are included within long-term other assets.

     In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

     Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See “Impairment of property, plant and equipment” for explanation of the methodology utilized.

     • Property, plant and equipment

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

     Repair and maintenance costs, including costs for planned maintenance turnarounds, that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements, renewals and significant improvements are capitalized.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Property, plant and equipment – (continued)

     Interest costs incurred during the construction period of assets are applied to the average value of constructed assets using the estimated weighted average interest rate incurred on borrowings outstanding during the construction period. The interest capitalized is amortized over the life of the asset.

     Impairment of property, plant and equipment – Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

     • Intangible assets

     The excess of the purchase price over fair value of net identifiable assets and liabilities acquired (“Goodwill”) and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic or legal lives, whichever is shorter. (See Notes 3 and 12)

     Impairment of intangible assets – Prior to January 1, 2002, Celanese assessed the recoverability of the carrying value of its intangible assets in the same manner as for property, plant and equipment. See “Impairment of property, plant and equipment”. Upon adoption of SFAS No. 142 on January 1, 2002, Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit’s assets and liabilities are fair valued. To the extent that the reporting unit’s carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. (See Note 3)

     Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the fair value of the respective intangible assets. Any excess of the carrying value of the intangible assets over the fair value of the intangible assets is recognized as an impairment loss. The estimate of fair value is determined similar to that for goodwill outlined above.

     Celanese assesses the recoverability of patents, trademarks and other intangibles with finite lives in the same manner as for property, plant and equipment. See “Impairment of property, plant and equipment”.

     • Income taxes

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Income taxes – (continued)

income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates, and tax laws, in the respective tax jurisdiction enacted by the balance sheet date.

     • Environmental liabilities

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese’s operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. (See Note 25)

     • Minority interests

     Minority interests in the equity and results of operations of the entities controlled by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2002 are as follows:

Ownership Percentage
InfraServ GmbH & Co. Oberhausen KG	84%
Synthesegasanlage Ruhr GmbH	50%

     Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidates this entity in its consolidated financial statements.

     • Research and development

     The costs of research and development are charged as an expense in the period in which they are incurred.

     • Functional currencies

     For most of Celanese’s international operations where the functional currency is other than the euro, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective quarterly period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

     • Earnings per share

     Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents. For all periods presented, Celanese had no dilutive common stock equivalents.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Stock-based compensation

     Upon issuance of stock options in 2002, Celanese adopted the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation. There was no impact upon adoption. This statement prescribes a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans.

     Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Accordingly, compensation expense for stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense for stock options is recorded over the expected life of the options. Accordingly, compensation expense has been recognized for stock options in the accompanying consolidated financial statements. (See Note 21)

     Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese’s common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 21)

     • Captive insurance companies

     Celanese consolidates two wholly-owned insurance companies (the “Captives”). The Captives are a key component of the Company’s global risk management program as well as a form of self-insurance for property, liability and workers’ compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Captive insurance companies – (continued)

     Summarized financial data, excluding intercompany activity, appear below.

	As of December 31,
	2002	2001
	(in € millions)
Balance Sheets
Assets
Reinsurance and Losses Receivable	213	263
Prepaid Insurance Premiums	27	27
Other Current Assets	8	25

Total Current Assets	248	315
Marketable Securities	135	142
Other Long-Term Assets	1	1

Total Assets	384	458

Liabilities
Insurance Loss Reserves for Third Party and Internal Matters	137	203
Other Current Liabilities	6	3

Total Current Liabilities	143	206
Insurance Liabilities for Third Party and Internal Matters	169	214

Total Liabilities	312	420

Equity	72	38

	For the Years Ended December 31,
	2002	2001	2000
	(in € millions)
Statements of Operations
Third Party Premiums	30	30	46
Losses	(42)	(30)	(38)
Interest Income	7	17	12
Dividend Income	24	31	24
Other Income/(Expense)	(7)	5	4
Income Tax Expense	(7)	(2)	(7)

Net Income	5	51	41

     The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

2. Summary of Accounting Policies – (continued)

     • Captive insurance companies – (continued)

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies inforce. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements, however, do not relieve the Captives from their obligations to policy holders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed uncollectible.

     Premiums written are recognized as based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

     • Accounting for purchasing agent agreements

     CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main (“CPO”), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to €5 million, €15 million and €10 million in 2002, 2001 and 2000, respectively. The raw material sales volume commissioned by CPO for third parties amounted to €465 million, €534 million and €554 million in 2002, 2001 and 2000, respectively.

     • New accounting pronouncements

     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. The statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of long-lived assets. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The asset retirement obligation will be capitalized as part of the carrying amount of the long-lived asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

     Celanese will adopt this statement effective January 1, 2003. Upon adoption, Celanese will recognize transition amounts for existing asset retirement obligations, associated capitalizable costs and accumulated depreciation.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3. Accounting Changes

     Accounting Changes Adopted in 2002

     In 2002, Celanese recorded income of €19 million for the cumulative effect of two accounting changes. This amount consisted of income of €10 million (€0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of €9 million, net of income taxes of €5 million (€0.18 per share), as a result of the change in the measurement date of Celanese’s U.S. benefit plans. (See Note 19)

     Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

     As of January 1, 2002, Celanese had goodwill with a net carrying value of €1,162 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

     Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of €10 million was recorded to cumulative effect of changes in accounting principles in Celanese’s consolidated statement of operations in the first quarter of 2002.

     The following table presents the impact of adopting SFAS No. 142 on net earnings (loss) and net earnings (loss) per share:

	For the Years Ended December 31,
	2002	2001	2000
	(in € millions, except per share data)
Reported net earnings (loss)	187	(385)	58
Adjustment for goodwill amortization	—	90	88
Adjustment for negative goodwill	(10)	(3)	13

Adjusted net earnings (loss)	177	(298)	159

Earnings (loss) per common share — basic and diluted:
Reported net earnings (loss)	3.72	(7.65)	1.09
Goodwill amortization	—	1.79	1.65
Negative goodwill	(0.20)	(0.06)	0.24

Adjusted net earnings (loss)	3.52	(5.92)	2.98

     Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the standards of the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese’s consolidated financial statements.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3. Accounting Changes – (continued)

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

     SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 24. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

     FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

     Accounting Changes Adopted in 2001

     Celanese adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, and accordingly applied the standards of the statements prospectively. These statements standardized the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standards, entities are required to carry all derivative instruments in the statements of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, if so, on the reason for holding it. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposure to changes in fair values, cash flows, or foreign currencies. If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss is reported in earnings immediately. Accounting for foreign currency hedges is similar to the accounting for fair value and cash flow hedges. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

     Upon adoption, Celanese recorded a net transition adjustment gain of €8 million, net of related income tax of €4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing €14 million of derivative instrument assets and €2 million of derivative liabilities. The effect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3. Accounting Changes – (continued)

     Celanese adopted SFAS No. 141, Business Combinations, on June 30, 2001, and accordingly applied the standards of the statement prospectively. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on Celanese’s consolidated financial statements.

4. Supplemental Cash Flow Information

	For the Years Ended December 31,
	2002	2001	2000
	(in € millions)
Cash paid during the year for:
Taxes, net of refunds	30	(49)	(12)
Interest, net of amounts capitalized	48	72	59
Noncash investing and financing activities:
Fair value adjustment to securities available-for-sale, net of tax	2	(4)	7
Settlement of demerger liability (See Note 20)	7	—	—

5. Transactions and Relationships with Affiliates

     Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese’s transactions with Affiliates, as defined above, for the periods presented.

	2002	2001	2000
	(in € millions)
Statements of Operations
Purchases from Affiliates(1)	78	76	110
Sales to Affiliates(1)	75	41	68
Interest income from Affiliates	1	3	3
Interest expense paid to Affiliates	7	13	15

	2002	2001
	(in € millions)
Balance Sheets
Trade and other receivables from Affiliates	11	10
Current notes receivable (including interest) from Affiliates	9	11
Long-term notes receivable from Affiliates	—	9

Total receivables from Affiliates	20	30

Accounts payable and other liabilities due Affiliates	25	36
Accrued interest payable due Affiliates	—	1
Short-term borrowings from Affiliates(2)	96	239

Total due Affiliates	121	276

(1) Purchases/Sales from/to Affiliates

     Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods or services.

(2) Short-term borrowings from Affiliates (See Note 15)

     The 2002 and 2001 balances reflect Celanese’s short-term borrowings from Affiliates, the terms of which are based on current market conditions.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

6. Acquisitions and Divestitures

     Celanese completed the following acquisitions of businesses during 2002:

•	On December 31, 2002, Celanese acquired Clariant AG’s European emulsions and worldwide emulsion powders businesses, valued at €147 million, including the assumption of related liabilities. Net of purchase price adjustments of €2 million and the assumption of liabilities of €20 million, Celanese paid €125 million cash for the net assets of the business. This new addition to the Acetyl Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the unique product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, all strategically located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. The acquisition was accounted for using the purchase method and as a result of this transaction, Celanese recorded excess purchase price over fair value of net assets acquired of €33 million. Additionally, Celanese acquired an estimated €20 million of intangible assets related to this acquisition. The preliminary purchase price allocations are subject to adjustments in 2003 when the purchase price allocation is finalized.

     Celanese completed the following acquisitions of businesses during 2000:

•	In May 2000, Celanese acquired 100 percent of Axiva GmbH, a process technology and engineering business, from Aventis for a purchase price of €38 million. Pursuant to the purchase agreement, Aventis, under certain conditions, shared in the funding of the Fuel Cell project or the research and development project focusing on polyunsaturated fatty acids, and is entitled to additional consideration in the event Celanese sells these projects. The acquisition was accounted for using the purchase method and accordingly, the results of operations from the date of acquisition through December 31, 2000 are included in the accompanying consolidated financial statements. In October 2000, Celanese sold 75 percent of the process technology and engineering business of Axiva GmbH to Siemens AG and retained selected projects, which it continues to operate in the process technology entity, which was renamed Celanese Ventures GmbH. Celanese received gross proceeds of €10 million on the sale. There was no material effect on the consolidated statement of operations in 2000.

•	In September 2000, Celanese completed the acquisition of the polyvinyl alcohol (“PVOH”) business of Air Products and Chemicals, Inc. for U.S. $326 million (€359 million). As a result of this transaction, Celanese recorded goodwill of U.S. $52 million (€56 million). Celanese completed the purchase price allocation in June 2001, and as a result reduced its original goodwill by €4 million.

     Celanese made the following divestitures during 2002:

•	Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG (“Deponie”) to Trienekens AG. Celanese recorded a net cash outflow of €23 million on the sale of this business, which included cash of €40 million offset by proceeds received of €17 million, and a gain of €10 million on disposition of Deponie included in gain on disposition of assets.

•	In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene (“OPP”) film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of €209 million. Net of the purchase price adjustments of €19 million and the repayment of €78 million in intercompany debt that Trespaphan owed Celanese AG, Celanese received net proceeds of €112 million. Trespaphan was formerly part of Celanese’s Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

•	During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. This business is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

6. Acquisitions and Divestitures – (continued)

     In 2002, Celanese received net proceeds of €100 million and recorded €15 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of €14 million) and a gain of €10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of €40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan’s subsidiary in Germany relating to tax years ended December 31, 2000 and 2001. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations in the 2002 financial statements, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Relating to these divestitures, Celanese adjusted 2001 and 2000 earnings by reclassifying pre-tax losses of €40 million and €3 million, respectively, to earnings (loss) from discontinued operations.

     Additionally, Celanese recognized tax benefits of €10 million and €4 million in 2001 and 2000, respectively, related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

     Celanese completed the following divestitures during 2001:

•	In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 10)

•	In January 2001, Celanese sold its CelActiv™ and Hoecat® catalyst business to Synetix.

•	In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

•	In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and InfraServ GmbH & Co. Höchst KG.

•	In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

     Celanese received gross proceeds of €13 million in 2001 and recorded a gain of €6 million in interest and other income, a gain of €2 million in gain on disposal of discontinued operations and a gain of €1 million in gain on disposition of assets related to the sale of these businesses. Celanese recorded an additional pre-tax gain in 2001 of €12 million in gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of €5 million for discontinued operations.

     Celanese completed the following divestitures during 2000, all of which were classified as discontinued operations in the accompanying consolidated statement of operations:

•	In January 2000, Celanese sold its phosphorous and phosphorous derivatives business, conducted by the Thermphos Group, to the Thermphos Group’s management. The loss was recognized at December 31, 1999.

•	In July 2000, Celanese sold its 50 percent interest in Vinnolit Kunststoff GmbH, its joint venture with Wacker Chemie GmbH, and its 100 percent interest in Vintron GmbH, both European producers of high performance polyvinyl chloride or PVC products, to institutional funds managed by Advent International Corporation. Pursuant to the sale agreement, the buyer had been granted limited rescission rights which expired on December 15, 2001.

     Celanese received gross proceeds of €35 million and recorded €31 million, pre-tax, in earnings (loss) from operation of discontinued operations (including gain on disposal of discontinued operations of €28 million) relating to these discontinued operations. Celanese also recorded €9 million of additional pre-tax losses incurred in 2000 relating to other discontinued operations sold in 1999 in gain on disposal of discontinued operations. Celanese recognized a tax expense of €19 million for discontinued operations.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

7. Securities Available for Sale

     At December 31, 2002 and 2001, Celanese had €135 million and €142 million, respectively, of marketable securities available for sale, which were included as a component of other assets. Celanese’s captive insurance companies hold these securities. There was a net realized loss of €7 million in 2002 and a net realized gain of €5 million in 2001. The net realized loss in 2002 relates to an other-than-temporary writedown of €7 million due to the decline in market value of certain investments. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2002 and 2001, were as follows:

	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
	(in € millions)
At December 31, 2002
Debt Securities
U.S. Government	31	1	—	32
U.S. municipal	—	—	—	—
U.S. corporate	64	2	—	66

Total debt securities	95	3	—	98
Bank certificates of deposit	15	—	—	15
Equity securities	6	—	—	6
Mortgage-backed securities	16	—	—	16

	132	3	—	135

At December 31, 2001
Debt Securities
U.S. Government	21	—	—	21
U.S. municipal	2	—	—	2
U.S. corporate	96	—	—	96

Total debt securities	119	—	—	119
Bank certificates of deposit	3	—	—	3
Equity securities	10	—	(1)	9
Mortgage-backed securities	11	—	—	11

	143	—	(1)	142

     Fixed maturities at December 31, 2002 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(in € millions)
Within one year	20	20
From one to five years	53	54
From six to ten years	34	36
Greater than ten years	19	19

	126	129

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

8. Receivables, net

	As of December 31,
	2002	2001
	(in € millions)
Trade receivables, net — third party and affiliates	689	668
Reinsurance receivables	213	263
Other	230	243

Subtotal	1,132	1,174
Allowance for doubtful accounts	(21)	(22)

Net receivables	1,111	1,152

     As of December 31, 2002 and 2001, Celanese had no significant concentrations of credit risk since Celanese’s customer base is dispersed across many different industries and geographies.

     In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivable under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese’s U.S. operating subsidiaries to sell certain U.S. trade receivable to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. At December 31, 2002 and 2001, the provision of the program allowed for the sale of up to U.S. $120 million and U.S. $150 million of receivables, respectively. The average monthly balance of outstanding receivables sold under the program in 2002 was approximately U.S. $47 million. There were no outstanding sales of receivables under this program as of December 31, 2002 and December 31, 2001. Fees paid by Celanese under this agreement are based on certain variable market rate indices and totaled approximately U.S. $1 million in 2002. There were no fees paid under the asset securitization program in 2001.

9. Inventories

	As of December 31,
	2002	2001
	(in € millions)
Finished goods	427	503
Work-in-process	17	17
Raw materials and supplies	70	67

Subtotal	514	587
LIFO reserve	9	(8)

Total inventories	523	579

     At December 31, 2002 and 2001, €219 million and €247 million, respectively, of total inventories were valued by the LIFO method. During 2002 and 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by €9 million and €43 million, respectively.

     As of December 31, 2002 and December 31, 2001, the LIFO reserve for the U.S. subsidiaries was net of a U.S. $28 million (€27 million) fair value adjustment in inventory from the 1987 acquisition by Hoechst of the former Celanese Corporation. This acquisition, or merger, was accounted for as a purchase. The purchase price was allocated based on the fair market value of assets acquired and liabilities assumed.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

10. Investments

     Celanese accounts for the following Affiliates under the equity method:

			Net Book Value	Earnings
Affiliate	Segment	Percent Ownership	2002 (in € millions)
Clear Lake Methanol Co., LLC	Acetyl	50.0%	—	—
Fortron Industries	Ticona	50.0%	17	1
Korea Engineering Plastics Co., Ltd	Ticona	50.0%	95	7
Polyplastics Co., Ltd	Ticona	45.0%	208	6
InfraServ GmbH & Co. Gendorf KG	Other	39.0%	17	1
InfraServ GmbH & Co. Höchst KG	Other	31.2%	99	6
InfraServ GmbH & Co. Knapsack KG	Other	27.9%	15	1
Siemens Axiva GmbH	Other	25.0%	1	—
Sherbrooke Capital Health and Wellness, L.P.	Performance Products	9.9%	2	—

Total			454	22

	2002	2001
	(in € millions)
Affiliates totals:
Net sales	1,857	1,797
Net earnings	54	49
Celanese’s share:
Net earnings	22	13
Dividends	69	21
Distributions	41	—
Total assets	1,800	2,374
Total liabilities	872	1,121
Interests of others	566	764

Celanese’s equity	362	489
writedown of investment	—	(21)
Excess of cost over underlying equity in net assets acquired	92	98

Celanese’s investment	454	566

	Acquisition Cost	Write- Downs	Net Book Value
	(in € millions)
January 1, 2002	587	(21)	566
Distributions	(41)	—	(41)
Exchange rate changes	(24)	—	(24)
Celanese’s share of equity method investee earnings,
net of dividends received	(47)	—	(47)

December 31, 2002	475	(21)	454

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

10. Investments – (continued)

     During 2002, Celanese received €41 million in distributions from investments in InfraServ companies which were recorded as a reduction in carrying value of these investments. Of this €41 million, €35 million was received from InfraServ GmbH & Co. Höchst KG, €3 million from InfraServ GmbH & Co. Knapsack KG and €3 million from InfraServ GmbH & Co. Gendorf KG.

     In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Münchsmünster KG to Ruhr Oel GmbH. (See Note 6)

     During the third quarter of 2001, overcapacity in the methanol industry resulted in Celanese and its venture partner idling its methanol unit, operated by the Clear Lake Methanol Joint Venture (“CLMV”) indicating that an other than temporary decline in the value of Celanese’s investment in CLMV had occurred. As a result, Celanese wrote down its remaining investment in CLMV of €6 million.

11. Property, Plant and Equipment

	Land and Land Improvements	Building, Building Improvements and Leasehold Improvements	Machinery and Equipment	Construction in Progress	Capitalized Interest	Total
	(in € millions)
Net book value at December 31, 2001	107	226	1,317	195	62	1,907

Acquisition or construction cost
January 1, 2002	192	599	5,383	195	180	6,549
Additions	—	1	11	200	6	218
Disposals	(3)	(2)	(43)	—	—	(48)
Transfers	1	13	192	(206)	—	—
Acquisitions	2	9	44	1	—	56
Exchange rate changes	(30)	(80)	(723)	(21)	(28)	(882)

December 31, 2002	162	540	4,864	169	158	5,893

Accumulated Depreciation
January 1, 2002	(85)	(373)	(4,066)	—	(118)	(4,642)
Additions	(5)	(18)	(255)	—	(11)	(289)
Disposals	1	3	37	—	—	41
Exchange rate changes	16	46	536	—	20	618

December 31, 2002	(73)	(342)	(3,748)	—	(109)	(4,272)

Net book value at December 31, 2002	89	198	1,116	169	49	1,621

     The total capital expenditures in property, plant and equipment were €218 million and €217 million in 2002 and 2001, respectively. Depreciation totaled €283 million and €307 million in 2002 and 2001, respectively. writedowns due to asset impairments amounting to €6 million and €112 million were recorded to special charges in 2002 and 2001, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

     Assets under capital leases, net of accumulated amortization, amounted to €8 million and €11 million in 2002 and 2001, respectively.

     Interest costs capitalized were €6 million, €4 million and €13 million in 2002, 2001 and 2000, respectively.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

12. Intangible Assets

Goodwill

	Acetyl Products	Chemical Intermediates	Acetate Products	Ticona	Total
	(in € millions)
Carrying value of goodwill as of December 31, 2001	585	15	174	388	1,162

Acquired during the year	33	—	—	—	33
Impairment losses	—	—	—	—	—
Exchange rate changes	(91)	(3)	(28)	(61)	(183)

Carrying value of goodwill as of December 31, 2002	527	12	146	327	1,012

     As of January 1, 2002, Celanese’s gross carrying value and accumulated amortization of goodwill were €2,047 million and €885 million, respectively. Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested annually for impairment. During 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Additionally, Celanese recorded a preliminary excess purchase price over fair value of net assets acquired of €33 million associated with its acquisition of Clariant’s European emulsions and worldwide emulsion powders businesses in 2002. (See Note 6)

In 2001, special charges of €243 million were recorded for the impairment of goodwill in the Chemical Intermediates segment due to the deterioration in the outlook of the acrylates and oxo business lines. Celanese’s management determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

Other Intangible Assets

     Celanese determined that all other intangible assets have finite lives, which will continue to be amortized over their useful lives. Celanese’s gross carrying value and accumulated amortization of patents, trademarks, and similar rights as of December 31, 2002 were €38 million and €16 million, respectively. On December 31, 2002, Celanese acquired an estimated €20 million of intangible assets related to the emulsions business acquisition (see Note 6). Aggregate amortization expense charged against earnings for intangible assets with finite lives during the year ended December 31, 2002 totaled €3 million. Estimated amortization expense for the succeeding five fiscal years is approximately €8 million in 2003, €6 million each in 2004 and 2005 and €4 million each in 2006 and 2007.

13. Income Taxes

     Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2002 was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 40 percent.

     Effective January 1, 2003, the German corporate income tax rate will increase by 1.5 percent for the year 2003. This rate increase only applies to 2003. The solidarity surcharge on the corporate income tax will remain 5.5 percent. Combined with the solidarity surcharge on the German income tax rate plus the blended trade income tax rate, the statutory tax rate in Germany will be 41 percent for 2003.

     Deferred taxes are being provided at a 40 percent rate for the German companies in 2002. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

13. Income Taxes – (continued)

     Prior to January 1, 2001 and the enactment of the German Tax Reduction Law, German tax law provided for a split tax rate to determine corporate income tax. Undistributed corporate income was subject to German corporate taxes of 40 percent in 2000, plus a solidarity surcharge of 5.5 percent. The corporate income tax rate for distributed income in 2000 was 32 percent after the solidarity surcharge levy. Including the surcharge and the blended trade income tax rate, the German statutory tax rate in 2000 was 45 percent.

	For the Years Ended December 31,
	2002	2001	2000
	(in € millions)
Earnings (loss) before income tax, minority interests, discontinued operations and cumulative effect of changes in accounting principles:
Germany	149	142	176
U.S	(186)	(736)	(148)
Other	203	104	114

Total	166	(490)	142

Provision (benefit) for income taxes:
Current:
Germany	40	43	56
U.S	(49)	79	(170)
Other	44	23	50

Total current	35	145	(64)

Deferred:
Germany	25	(46)	13
U.S	(9)	(207)	133
Other	2	(18)	6

Total deferred	18	(271)	152

Income tax provision (benefit)	53	(126)	88

Effective income tax rate reconciliation:
A reconciliation of income tax provision (benefit) for the years ended
December 31, 2002, 2001 and 2000 determined by using the applicable
German statutory rate of 40% for 2002, 40% for 2001 and 45% for
2000 follows:

Income tax provision (benefit) computed at statutory tax rates	66	(196)	64
Increase (decrease) in taxes resulting from:
Change in valuation allowance	(28)	(65)	(65)
Equity income	15	(3)	(5)
Non-deductible amortization and impairment	—	120	24
Investments	—	—	(5)
Import/export activities	—	—	1
U.S. foreign tax credit/Subpart F income	2	13	15
U.S. tax rate differentials	9	39	14
Other foreign tax rate differentials	(33)	(44)	(14)
Valuation adjustments in subsidiaries	16	—	64
Enacted changes in tax rates	—	—	(4)
Other	6	10	(1)

Income tax provision (benefit)	53	(126)	88

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

13. Income Taxes – (continued)

     In 2002, Celanese recognized income tax expense of €53 million as compared to an income tax benefit of €126 million in 2001 and income tax expense of €88 million in 2000. Celanese also recognized in 2002 a €43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 32 percent compared to 26 percent in 2001 and 62 percent in 2000. The Celanese effective tax rate in 2002 was favorably affected by the utilization of net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years’ deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of €126 million and reported an effective tax rate of 26 percent. The effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     In 2000, Celanese recognized an income tax provision of €88 million and reported an effective tax rate of 62 percent. The effective tax rate in 2000 was affected by provisions for valuation adjustments and the utilization of net operating loss carryforwards in Germany as well as non-deductible goodwill amortization.

     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

	2002	2001
	(in € millions)
Pension and Postretirement obligations	391	366
Accrued expenses	118	160
Net operating loss carryforwards	364	382
Investments	26	28
Other	94	76

Subtotal	993	1,012
Valuation allowance	(166)	(199)

Deferred tax assets	827	813

Depreciation	180	197
Interest	7	11
Inventory	23	24
Other	1	8

Deferred tax liabilities	211	240

Net deferred tax assets	616	573

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily for U.S. state and capital loss carryforwards, and Mexican net operating loss carryforwards, which may not be realizable. Based on the criteria provided under SFAS No. 109, it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2002.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Income Taxes – (continued)

     At December 31, 2002, Celanese has net operating loss carryforwards of approximately €780 million, primarily in the United States, Germany and Mexico, with various expiration dates. In addition, Celanese has capital loss carryforwards of €178 million in the United States, which will expire in 2004.

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

14. Accounts Payable and Accrued Liabilities

	As of December 31,
	2002	2001
	(in € millions)
Trade payables — third party and affiliates	573	620
Accrued salaries and benefits	157	172
Accrued environmental (See note 25)	34	47
Accrued restructuring	55	135
Insurance loss reserves	137	203
Accrued legal	24	55
Other	252	214

Total accounts payable and accrued liabilities	1,232	1,446

15. Debt

Short-term borrowings and current installments of long-term debt

	As of December 31,		Weighted Average Interest Rates
	2002	2001	2002	2001
	(in € millions)
Current installments of long-term debt	99	8	1.6%	5.7%
Bank loans	—	19	—	4.3%
Short-term borrowings from Affiliates	96	240	3.6%	3.5%

Total short-term borrowings and current installments
of long-term debt	195	267

     Celanese has a U.S. $700 million (€667 million) commercial paper program of which no amounts were outstanding at December 31, 2002. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating €1,580 million at December 31, 2002; the aggregate unused part thereof amounts to €1,241 million, of which U.S. $310 million (€296 million) were used as credit backup for Celanese’s commercial paper program. These credit backup facilities for the commercial paper program are 364-day facilities which are subject to renewal annually.

     Celanese had outstanding letters of credit amounting to €118 million at December 31, 2002 and €110 million at December 31, 2001.

     Short-term borrowings and current installments of long-term debt are principally denominated in U.S. dollars and euro.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

15. Debt – (continued)

Long-term debt

	As of December 31,
	2002	2001
	(in € millions)
Term notes:
6.125% notes, due 2004	24	28
7.125% medium-term notes, due 2009	13	16
Variable rate loans with interest rates as of December 31, 2002 adjusted periodically:
Due in 2003, interest rate of 4.47%	3	—
Due in 2003, interest rate of 1.49%	95	113
Due in 2005, interest rate of 2.23%	167	199
Due in 2006, interest rate of 4.47%	5	—
Pollution control and industrial revenue bonds, interest rates ranging from
5.2% to 6.7%, due at various dates through 2030	199	248
Obligations under capital leases, due at various dates through 2012	13	17

Subtotal	519	621
Less: Current installments of long-term debt	99	8

Total long-term debt	420	613

     Substantially all the above long-term borrowings are denominated in U.S. dollars. Certain loan agreements, entered into by Celanese subsidiaries, include equity ratio and other covenants that limit their ability to enter into certain transactions. As of December 31, 2002, Celanese was in compliance with all debt covenants.

     The maturities in 2003 and thereafter are as follows:

Total
(in € millions)
2003	195
2004	40
2005	169
2006	7
2007	2
Thereafter	202

Total	615

     Celanese recorded interest expense, net of amounts capitalized, of €59 million, €80 million and €74 million in 2002, 2001 and 2000, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest, was €48 million, €69 million and €65 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments and other liabilities.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

16. Other Liabilities

	As of December 31,
	2002	2001
	(in € millions)
Pension and postretirement medical and life obligations (See Note 19)	1,212	1,145
Environmental liabilities (See Note 25)	165	294
Insurance liabilities (See Note 2)	169	214
Other	249	267

Total other liabilities	1,795	1,920

17. Cost of Raw Materials and Supplies

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

	2002	2001	2000
	(in € millions)
Cost of raw materials, supplies and merchandise	2,216	2,761	2,993
Cost of services purchased (primarily energy)	334	433	415

Total cost of raw materials and supplies	2,550	3,194	3,408

     Total cost of raw materials and supplies for discontinued operations were €165 million, €206 million, and €232 million for 2002, 2001, and 2000, respectively. The reduction in cost of raw materials and supplies in 2002 reflects the decrease in raw materials and energy costs due to volatility in hydrocarbon costs, primarily natural gas.

18. Personnel Expenses

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

	2002	2001	2000
	(in € millions)
Wages and salaries	707	767	777
Social security contributions	75	82	85
Other	72	77	125

Personnel expenses excluding pensions and similar benefits and
restructuring severance expenses	854	926	987
Pensions and similar benefits	104	125	127

Personnel expenses excluding restructuring severance expenses	958	1,051	1,114
Restructuring severance expenses	11	133	46

Total cost of personnel expenses	969	1,184	1,160

     Total cost of personnel expenses for discontinued operations were €68 million, €78 million, and €68 million for 2002, 2001, and 2000, respectively.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

     Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese may match these contributions in varying amounts. Celanese’s contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated €12 million in 2002 and €15 million in 2001.

     Other postretirement benefit plans – Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
	(in € millions)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	2,667	2,297	515	399
Service cost	35	35	3	3
Interest cost	176	181	31	31
Participant contributions	1	1	8	7
Plan amendments	1	8	—	—
Actuarial (gains) losses	81	210	37	104
Acquisitions	6	—	—	—
Special termination benefits	1	1	—	—
Divestitures	—	—	—	—
Settlements	(7)	(22)	—	—
Curtailments	—	—	—	—
Benefits paid	(167)	(165)	(53)	(52)
Change in measurement date	76	—	6	—
Foreign currency exchange rate changes	(431)	121	(83)	23

Projected benefit obligation at end of year	2,439	2,667	464	515

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

19. Benefit Obligations – (continued)

	Pension Benefits		Postretirement Benefits
	2002	2001	2002	2001
	(in € millions)
Change in plan assets
Fair value of plan assets at beginning of year	1,741	1,993	—	—
Actual (loss) return on plan assets	(159)	(302)	—	—
Company contributions	121	134	45	45
Participant contributions	1	1	8	7
Acquisitions	—	—	—	—
Divestitures	—	—	—	—
Settlements	(5)	(17)	—	—
Benefits paid	(167)	(165)	(53)	(52)
Change in measurement date	243	—	—	—
Foreign currency exchange rate changes	(274)	97	—	—

Fair value of plan assets at end of year	1,501	1,741	—	—

Funded status and net amounts recognized
Plan assets in excess of (less than) benefit obligation	(938)	(926)	(464)	(515)
Unrecognized prior service cost (benefit)	40	56	(7)	(10)
Unrecognized actuarial loss	807	559	160	140
Unrecognized net transition asset	(2)	(4)	—	—
Fourth quarter contribution	—	119	—	12

Net amount recognized in the consolidated balance sheets	(93)	(196)	(311)	(373)

Amounts recognized in the accompanying consolidated
Balance sheets consist of:
Accrued benefit liability	(804)	(658)	(311)	(373)
Intangible asset(1)	40	51	—	—
Additional minimum liability(2)	671	411	—	—

Net amount recognized in the consolidated balance sheets	(93)	(196)	(311)	(373)

(1)	Amount is classified as other assets in the consolidated balance sheets.
(2)	Amount shown net of tax in the consolidated statements of shareholders equity.

     Postretirement medical expense for 2002 was based on a medical trend assumption of 5.5% per year. This assumption was revised effective with the December 31, 2002 end of year disclosure and 2003 expense. The revised trend assumption begins at 10% for 2003 decreasing 1% per year until reaching an ultimate trend rate of 5% in 2008.

     In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of €9 million, net of income taxes of €5 million, was recorded to cumulative effect of changes in accounting principles in Celanese’s consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately €14 million.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

19. Benefit Obligations – (continued)

     Celanese’s pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Due to a lower discount rate, a reduction in the value of plan assets as a result of investment losses at the measurement date and a lower return on plan asset assumption, Celanese’s total net pension cost for 2003 will increase by approximately €7 million. In addition, the lower return on plan asset assumption resulted in expense of €4 million in 2002.

	Pension Benefits			Postretirement Benefits
	2002	2001	2000	2002	2001	2000
	(in € millions)
Components of net periodic benefit cost
Service cost	35	35	33	3	3	4
Interest cost	176	181	175	31	31	31
Expected return on plan assets	(178)	(174)	(160)	—	—	—
Amortization of prior service cost	8	15	8	(1)	(1)	—
Recognized actuarial loss	3	—	—	7	—	—
Amortization of the unamortized obligation	(2)	(2)	(2)	—	—	—
Curtailment loss (gain)	(1)	1	6	—	—	—
Settlement loss	2	1	2	—	—	—
Change in measurement date	(15)	—	—	1	—	—

Net periodic benefit cost	28	57	62	41	33	35

	Pension Benefits			Postretirement Benefits
Weighted-average balance sheet assumptions as of December 31,	2002	2001	2000	2002	2001	2000
Discount rate:
U.S. plans	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
International plans	6.30%	6.90%	7.65%	6.50%	7.10%	7.10%
Combined	6.70%	7.20%	7.70%	6.75%	7.25%	7.75%
Expected return on plan assets:
U.S. plans	9.00%	9.25%	9.25%	—	—	—
International plans	7.60%	8.15%	9.15%	—	—	—
Combined	8.90%	9.20%	9.25%	—	—	—
Rate of compensation increase
U.S. plans	4.00%	3.40%	3.65%	—	—	—
International plans	2.70%	3.30%	4.20%	—	—	—
Combined	3.75%	3.40%	3.80%	—	—	—

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2002 were €2,433 million, €2,301 million and €1,493 million, respectively, and as of December 31, 2001 were €2,542 million, €2,420 million and €1,614 million, respectively.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

19. Benefit Obligations – (continued)

     In 2002, the additional minimum liability increased by €260 million as a result of the recording of a required increase to the additional minimum liability of €338 million, partially offset by currency translation effects. The additional minimum liability adjustment resulted from a decline in the value of pension plan assets and a reduction in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ equity was reduced by €220 million, which is net of an income tax benefit of €118 million.

     Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to €189 million and €208 million as of December 31, 2002 and 2001, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled €20 million, €19 million and €18 million for 2002, 2001 and 2000, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of €111 million and €151 million at December 31, 2002 and 2001, respectively, and recognized interest income of €3 million and €8 million for 2001 and 2000, respectively. There was no interest income recorded in 2002 related to these trusts.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
	(in € millions)
Effect on postretirement obligation	24	(12)

     The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a €1 million impact on service and interest cost.

     The following table represents additional benefit liabilities and other similar obligations:

	2002	2001
	(in € millions)
Other Obligations
Long-term disability	72	85
Other	25	29

Total	97	114

20. Shareholders’ Equity

Number of Shares Authorized and Issued

     In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a €3 million reduction of common stock, a €22 million reduction in additional paid-in capital and a €25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 and 55,915,369 shares of common stock of no par value at December 31, 2002 and 2001, respectively.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

20. Shareholders’ Equity – (continued)

     See table below for share activity:

	Common Stock	Common Stock	Authorized Common Stock
	(authorized and issued)	(outstanding)	(authorized, not issued)
	(in whole shares)
As of December 31, 1999	55,915,369	55,915,369	—
Shares repurchased into treasury	—	(5,591,500)	—
Shares issued to Supervisory Board from treasury	—	2,486	—

As of December 31, 2000	55,915,369	50,326,355	—
Shares issued to Supervisory Board from treasury	—	8,536	—

As of December 31, 2001	55,915,369	50,334,891	—
Retirement of treasury shares	(1,125,000)	—	—
Shares repurchased into treasury	—	(284,798)	—
Shares issued to Supervisory Board from treasury	—	8,383	—
Authorized Capital increases pursuant to
stock option plan	—	—	1,250,000

As of December 31, 2002	54,790,369	50,058,476	1,250,000

Treasury Stock

     Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on May 15, 2002, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 55,915,369 shares authorized and issued at the time of such meeting. The authorization expires on November 14, 2003.

     During 2000, Celanese repurchased 5,591,500 shares at a total cost of €123 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of €6 million.

     During 2002, 2001 and 2000, respectively, 8,383, 8,536, and 2,486 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

     Celanese held 4,731,893, 5,580,478 and 5,589,014 shares of treasury stock as of December 31, 2002, 2001 and 2000, respectively.

Additional Paid-in Capital

     In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst’s basic chemicals, acetates, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a €7 million increase to additional paid-in capital.

     In 2002, Celanese granted 1.1 million stock options and in accordance with SFAS No. 123 expensed the fair value of these options. As a result, additional paid-in capital increased by 3 million in 2002 to reflect the 2002 amortization of the fair value of the stock options. (See Note 21)

     The repurchase of treasury shares in 2000 noted above resulted in a 4 million increase in additional paid-in capital. (See Note 21)

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

20. Shareholders’ Equity – (continued)

Accumulated Other Comprehensive Income (Loss)

     Comprehensive income (loss), which is displayed in the consolidated statement of shareholders’ equity, represents net earnings (loss) plus the results of certain shareholders’ equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

     The after-tax components of accumulated other comprehensive income (loss) are as follows:

	Unrealized Gain/ (Loss) on Securities	Foreign Currency Translation	Minimum Pension Liability	Unrealized Loss on Derivative Contracts	Accumulated Other Comprehensive Income/ (Loss)
	(in € millions)
Balance at December 31, 1999	—	184	(5)	—	179
Current-period change	7	44	(7)	—	44

Balance at December 31, 2000	7	228	(12)	—	223
Current-period change	(4)	35	(255)	(4)	(228)

Balance at December 31, 2001	3	263	(267)	(4)	(5)
Current-period change	2	(173)	(220)	(5)	(396)

Balance at December 31, 2002	5	90	(487)	(9)	(401)

Authorized and Conditional Capital

     At the Annual General Meeting of Celanese held on May 15, 2002, shareholders of common stock approved a resolution to increase share capital on a contingent basis by up to €3,195,574 through the issuance of up to 1,250,000 shares of common stock with no-par value (“contingent capital”). The contingent capital increase serves exclusively to grant stock options to members of the Board of Management of Celanese and its group companies as well as to other senior managers of Celanese pursuant to the provisions of the authorization adopted by the shareholders at the meeting. The issuance of these shares will be carried out only insofar as these stock options are exercised and are not satisfied by delivery of existing treasury shares.

Dividend Policy

     The payment and amount of any dividends depends on Celanese’s current and future earnings, cash flow, financial condition and other factors and therefore cannot be guaranteed to be paid in any given period. Dividends are subject to recommendation by the Celanese Supervisory Board and Board of Management and the approval of the shareholders at Celanese’s annual general meetings. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, prepared in accordance with German accounting principles, as adopted and approved by resolutions of the Celanese Board of Management and Supervisory Board.

21. Stock-based Compensation

     At the Annual General Meeting of Celanese on May 15, 2002, shareholders approved the 2002 Celanese Stock Option Plan (the “2002 Plan”) which authorizes the issuance of up to 1.25 million options to purchase shares of common stock. On July 8, 2002, Celanese granted 1.1 million stock options, at an exercise price of €27.54 per share, to the Board of Management and key employees for the purchase of Celanese shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to start of plan reference date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible if the market price per share outperforms the median performance of Celanese’s

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21. Stock-based Compensation – (continued)

competitors over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%. In accordance with SFAS No. 123 , the fair value of the 1.1 million options approximated €10 million, which will be recognized over the accelerated vesting period of two years. For the year ended December 31, 2002, Celanese recognized compensation expense of approximately €3 million for these options.

     A summary of the activity related to the 2002 Plan as of and for the year ended December 31, 2002, is presented (stock options in millions):

2002
	Number of Options	Weighted- Average Grant Price in €
Outstanding at beginning of year	—	—
Granted	1.1	27.54
Exercised	—	—
Forfeited	—	—

Outstanding at end of year	1.1	27.54

Options exercisable at end of year	—	—

     The weighted-average fair value of the options granted during 2002 was estimated to be €9.33 per option, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

2002
Expected dividend yield	1.70%
Risk-free interest rate	4.30%
Expected stock price volatility	41.00%
Expected life (years)	6

     Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the “2000 Celanese LTIP”). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Stock appreciation rights (“Rights”) granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. During 2002, Celanese granted an additional 0.1 million Rights to the 2000 Celanese LTIP participants. Of the total 2.1 million Rights granted, 1.9 million remain outstanding at December 31, 2002. Celanese recognized expense of approximately €1 million and €1 million during 2002 and 2001, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was €19.56 per share.

     During 1999, Celanese adopted the Equity Participation Plan (the “1999 Celanese EPP”) and the Long-Term Incentive Plan (the “1999 Celanese LTIP”). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21. Stock-based Compensation – (continued)

in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese’s peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 1.7 million remain outstanding at December 31, 2002. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €2 million, €5 million and €4 million for the 1999 Celanese EPP during 2002, 2001 and 2000, respectively.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese’s peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.4 million Rights to the participants under the 1999 Celanese LTIP, of which 1.6 million remain outstanding at December 31, 2002. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was €16.37 per share. Celanese recognized expense of €1 million, €5 million and €3 million for the 1999 Celanese LTIP in 2002, 2001 and 2000, respectively.

     A summary of the activity related to stock appreciation rights plans as of and for the years ended December 31, 2002, 2001 and 2000 is presented (Rights in millions):

	2002		2001		2000
	Number of Rights	Weighted- Average Grant Price in €	Number of Rights	Weighted- Average Grant Price in €	Number of Rights	Weighted- Average Grant Price in €
	(in € millions)
Outstanding at beginning of year	5.8	17.47	4.4	16.37	4.9	16.37
Granted	0.1	19.56	2.1	19.41	—	—
Exercised	(0.6)	16.37	(0.5)	16.37	(0.2)	16.37
Forfeited	(0.1)	19.56	(0.2)	16.37	(0.3)	16.37

Outstanding at end of year	5.2	17.54	5.8	17.47	4.4	16.37

Rights exercisable at end of year	3.3	16.37	3.8	16.37	—	—

     As of December 31, 2002, the members of the Supervisory Board and Board of Management held shares, options and Rights representing 0.3% and 2.1%, respectively, of the total shares outstanding.

     Beginning in 2000, Celanese offers stock participation plans (“SPP”) to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. Compensation expense of €2 million was recognized during both 2002 and 2001 for the Celanese SPP.

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

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

21. Stock-based Compensation – (continued)

     During 1997, Celanese employees participating in the 1997 Hoechst SAR Plan were granted 168,500 Rights. These Rights had a five-year term and generally were exercisable in whole or in part, subject to certain limitations, at any time during the period between September 9, 1999 and September 9, 2002, provided that at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange was at least 125 percent of the grant price. The grant price of these Rights was €37.73 per share. Rights remaining unexercised as of September 9, 2002 were to be automatically exercised as of that date only if the closing price of the shares was at least 125 percent of the grant price. Following the demerger and the creation of Aventis, the terms of the 1997 Hoechst SAR Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. The grant price of €37.73 per Hoechst share was converted to €45.43 per Aventis share. As a result of this modification, the number of rights granted was converted to 139,922 from 168,500. Additionally, all hurdles for the exercise of the Rights were eliminated. As part of the demerger, Hoechst agreed to indemnify Celanese for all expenses associated with the 1997 Hoechst SAR Plan. All rights remaining unexercised as of September 9, 2002 were automatically exercised as of that date.

     During 1998, Celanese employees participating in the 1998 Hoechst Option Plan were granted 124,774 options. These options have a five-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between September 30, 2001 until September 30, 2003, provided that, at the time of exercise, the closing price of an ordinary share of Hoechst on the Frankfurt Stock Exchange must meet the following hurdles, such as, the closing price must be at least 125 percent of the grant price and the Hoechst share price must exceed the performance of the share price of eight out of seventeen peer group companies as defined by the Board of Management of Hoechst. The grant price of these options was €34.88 per share. As a result of the demerger and the creation of Aventis, the terms of the 1998 Hoechst Option Plan were modified to take into consideration the conversion of Hoechst shares into Aventis shares. Celanese employees that were covered under the 1998 Hoechst Stock Option Plan had the option to continue the plan as the Aventis Option Plan, convert it into a form of Celanese Rights or to receive a cash distribution. In the case of continuing the plan as the Aventis Option Plan, the grant price was converted from €34.88 per Hoechst share to €42.01 per Aventis share. The creation of Aventis triggered a change of control provision contained in the 1998 Hoechst Option Plan, and accordingly, these rights were considered fully vested at September 30, 2001. Additionally, all performance hurdles for the exercise of the options were eliminated. As of December 31, 2002, 22,021 Aventis options remain outstanding. Unexercised options as of September 30, 2003 will be forfeited as of that date. In the case of electing to convert the options into a form of Celanese Rights, the number of shares subject to options was converted to 43,750 Celanese Rights, all of which remain outstanding as of December 31, 2002. The conditions for the exercise of these Celanese Rights are based on the same requirements as those in the 1999 Celanese Equity Participation Plan discussed below. The base price of the Rights was fixed at €16.37 per share. Celanese employees who chose to receive a cash distribution were paid €15.30 per Hoechst option. Celanese recognized no expense in 2002 and expense of less than €1 million in 2001 and 2000 for the 1998 Hoechst Option Plan.

     During 2002, 2001 and 2000, 8,383, 8,536 and 2,486 shares of treasury stock, respectively, and the cash equivalent of 0, 683 and 0 shares of treasury stock, respectively, were issued to members of the Supervisory Board as part of their annual compensation.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

22. Leases

     Total minimum rent charged to operations under all operating leases was €46 million, €56 million and €60 million in 2002, 2001 and 2000, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2002 are as follows:

	Capital	Operating
	(in € millions)
2003	3	48
2004	3	41
2005	2	38
2006	2	32
2007	2	24
Later years	5	133
Sublease income	—	(8)

Minimum lease commitments	17	308

Less amounts representing interest	4

Present value of net minimum lease obligations	13

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

23. Financial Instruments

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese’s outstanding debt. Celanese’s interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt. Celanese had open interest rate swaps with a notional amount of €286 million and €340 million at December 31, 2002 and 2001, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of €13 million in 2002 and €6 million in 2001. As of December 31, 2002, Celanese’s interest rate swaps, designated as cash flow hedges, resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €4 million, €17 million and €8 million, net of related income tax of €4 million, respectively. During the year ended December 31, 2002, the Company recorded a net loss of €3 million in interest and other income, net, for the ineffective portion of the interest rate swaps. As of December 31, 2001, Celanese’s interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders’ equity of €2 million, €11 million and €4 million, net of related income tax of €2 million, respectively. During the year ended December 31, 2001, the Company recorded a net loss of €5 million in interest and other income, net for the ineffective portion of the interest rate swaps. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

23. Financial Instruments – (continued)

Foreign Exchange Risk Management

     Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Accordingly, Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure.

     Contracts with notional amounts totaling approximately €955 million and €1,013 million at December 31, 2002 and 2001, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Certain of Celanese’s foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany loans held by euro denominated entities therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. During the year ended December 31, 2000, these contracts hedged only a portion of Celanese dollar denominated intercompany loans held by euro denominated entities. As a result, a net gain of approximately €30 million from foreign exchange gains or losses was recorded to interest and other income, net in 2000.

Commodity Risk Management

     Celanese recognized losses of less than €1 million and €2 million from natural gas swap contracts in 2002 and 2001, respectively. There was no material impact on the balance sheet at December 31, 2002 and December 31, 2001. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of €1 million and less than €1 million at December 31, 2002 and December 31, 2001 are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. The notional amount of these outstanding swaps at December 31, 2002 is not material.

Stock Based Compensation Risk Management

     During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 Celanese LTIP. These options have a maturity of two years, a strike price of €19.56 per share and an average premium of €4.39 per share. The options allow settlement in cash only. The options had a market value as of December 31, 2002 of €2 million, which was recorded as an increase to accumulated other comprehensive income (loss).

     As of December 31,1999, Celanese purchased call options to purchase 1.2 million shares of Celanese stock to offset its exposure of the 1999 Celanese LTIP and 1999 Celanese EPP. These options had a maturity of six months, a strike price of €16.37 per share and an average premium of €3.16 per share so that the total premium paid through December 31, 1999 amounted to €4 million. The market value of these options at December 31, 1999 was €4 million. As the options allowed settlement in either cash or stock, at the choice of Celanese, €4 million was recorded as a decrease to additional paid in capital. In 2000, Celanese settled the call options to purchase 1.2 million shares of treasury stock. As a result, additional paid-in-capital and treasury stock increased by €4 million each.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

23. Financial Instruments – (continued)

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese’s financial instruments as of December 31, 2002 and 2001. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in € millions)
Other assets — investments	239	239	273	273
Long-term debt	420	456	613	633
Pension funds in non-qualified trust	107	111	144	151
Debt-related derivative instruments	(25)	(25)	(11)	(11)
Foreign exchange-related derivative instruments	35	35	(19)	(19)
Call options on Celanese stock	2	2	4	4

     At December 31, 2002 and 2001, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 24)

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2002, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

24. Commitments and Contingencies

     Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 25)

Plumbing Actions

     CNA Holdings, Inc. (“CNA Holdings”) is a U.S. subsidiary of Celanese and includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company (“Shell”) and E. I. du Pont de Nemours (“DuPont”), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona’s acetal copolymer in similar applications, CNA Holdings does not believe Ticona’s acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings’ exposure may be limited by invocation of the statute of limitations since CNA Holdings ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Commitments and Contingencies – (continued)

     CNA Holdings has been named a defendant in nine putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

     Developments under this matter are as follows:

•	Certification has been denied in putative class actions pending in Florida and South Carolina state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

•	In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs’ appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

•	Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

•	The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002. Plaintiffs are also attempting to appeal this ruling.

•	Of the three putative class actions pending in Canadian courts, one was denied class certification while the other two are still pending. The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to U.S. $950 million, (as of December 31, 2002, the funding is now U.S. $1,070 million due to additional contributions and funding commitments, made primarily by other parties.) There are additional pending lawsuits in approximately 10 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings.

     In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed U.S. $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings’ and Shell’s contributions under this settlement were subject to allocation as determined by binding arbitration.

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2002, Celanese had remaining accruals of €81 million for this matter, of which €22 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with a majority of CNA Holdings’ insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese’s insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2002, Celanese had recorded €70 million in outstanding insurance claim receivables. Collectibility could vary depending on the financial status of the insurance carriers.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Commitments and Contingencies – (continued)

Sorbates Litigation

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period. Hoechst also agreed to cooperate with the Government’s investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

     In addition, during 1999 and 2000, nineteen civil antitrust actions, seeking monetary damages and other relief for alleged conduct involving the sorbates industry were filed by private parties in U.S. Federal and various state courts as well as in the Canadian provinces of Ontario and Quebec. During 2000 and 2001, Hoechst and Nutrinova entered into settlement agreements relating to actions pending in the states of California, Wisconsin, Kansas, New Mexico and Tennessee. Pursuant to these settlement agreements, all of which have been approved by the courts, Hoechst and Nutrinova paid a total of about U.S. $6 million. Seven separate actions involving direct purchasers of sorbates had been filed in the U.S. District Court for the Northern District of California and were consolidated into a single action in June 1999. In March 2000, the parties entered into a settlement of this consolidated civil antitrust federal action. Under the settlement agreement, Hoechst and the named Celanese subsidiaries paid approximately U.S. $21 million, U.S. $6 million of which was returned in December 2001 based on the volume of purchases made by companies that elected to opt out of the class settlement. In late 2001, these opt out plaintiffs also entered into settlement agreements with Hoechst and the named Celanese subsidiaries. Two remaining private actions are still pending.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states’ investigations. In October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. Each of these actions is in the early stages of litigation and, in some cases, Hoechst, Nutrinova and the other named affiliates have not yet been served. In the fall of 2002, the Attorneys General of Connecticut, Florida, South Carolina and Washington gave notice of intent to take legal action against sorbates manufacturers, but have not yet done so. Hoechst and Nutrinova have not received any communications from any other Attorney General, but they may be forthcoming.

     In January 2003, the European Commission served Hoechst, Nutrinova Nutrition Specialties & Food Ingredients GmbH and a number of foreign competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. As in the U.S. and Canada, Hoechst and Nutrinova have cooperated with the Commission’s investigation related to the sorbates industry. A decision is expected in the second half of 2003. Depending on the outcome, fines may be imposed.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the matter, including the status of claims filed and settled, Celanese has remaining accruals of €29 million at December 31, 2002 for the estimated loss relative to this matter including potential risks in other jurisdictions. Celanese recorded this amount prior to 2002. Although the outcome of this matter cannot be predicted with certainty, management’s best estimate of the range of possible future losses and fines, including any that may result from the above noted governmental proceedings (in addition to the amounts already recorded in the consolidated financial statements), as of December 31, 2002 is between €0 and €35 million. The estimated range of such possible future losses is management’s best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Commitments and Contingencies – (continued)

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

Guarantees

     Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. While many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

     Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 25)

     These known obligations include the following:

     Demerger Obligations

Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

•	Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

Celanese’s obligation to indemnify Hoechst is subject to the following thresholds:

•	Celanese will indemnify Hoechst against those liabilities up to €250 million;

•	Hoechst will bear those liabilities exceeding €250 million, however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed €750 million in the aggregate.

At December 31, 2002, Celanese’s obligation regarding two agreements had been settled. The aggregate amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately €750 million. Three of the divested agreements do not provide for monetary limits.

As of December 31, 2002, Celanese has spent in the aggregate €32 million for environmental contamination liabilities in connection with these divestiture agreements. Based on Celanese’s estimate of the probability of loss under this indemnification, Celanese has reserves of €57 million as of December 31, 2002, for this contingency. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 25)

•	Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in either 2001 or 2002 in connection with this indemnification.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Commitments and Contingencies – (continued)

Divestiture Obligations

Celanese and its predecessor companies agreed to indemnify third party purchasers of former businesses and assets for various pre-closing conditions, as well as for breaches of representations, warranties and covenants. Such liabilities also include environmental liability, product liability, antitrust and other liabilities. These indemnifications and guarantees represent standard contractual terms associated with typical divestiture agreements and, other than environmental liabilities, Celanese does not believe that they expose the company to any significant risk.

Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately €2.5 billion as of December 31, 2002. Other agreements do not provide for any monetary or time limitations.

The divestiture agreements generally provide that Celanese and its predecessor companies will indemnify the purchaser against all claims for environmental liabilities which arise out of conditions existing prior to the closing of the purchase. As a general rule, irrespective of the contractual indemnities provided to the purchasers, Celanese and its predecessor companies remain liable under applicable law to third party claimants in respect of these pre-closing conditions, and as a result, Celanese does not believe that the contractual indemnities given by Celanese and its predecessor companies, as a practical matter, increase its environmental exposure.

Based on Celanese’s historical claims experience and its knowledge of the sites and businesses involved, the Company feels that it is adequately reserved for these matters. As of December 31, 2002, Celanese has reserves in the aggregate of €58 million for all such environmental matters.

Plumbing Insurance Indemnifications

Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon® plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is €90 million. Other settlement agreements have no stated limits.

There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer’s policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

Other Obligations

•	Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2003 to April 30, 2012 is estimated to be approximately €66 million (U.S. $63 million).

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

24. Commitments and Contingencies – (continued)

•	In May 2001, Celanese issued a payment guarantee to a bank to secure the repayment of a loan by Celanese’s former affiliate Vintron GmbH. Celanese’s obligation under the guarantee as of December 31, 2002 amounts to €31 million plus interest and additional costs. Pursuant to its terms, the guarantee may be released upon the final registration of the collateral given by Vintron GmbH in favor of the bank. Celanese has been advised that all formal requirements for the registration have been fulfilled and the application has been submitted to the government agency responsible for rights related to real estate matters. Celanese expects to be released from this guarantee during the first quarter of 2003.

•	Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately €7 million, which is unlimited in term.

     As indemnification obligations often depend on the occurrence of unpredictable future events, the future costs associated with them cannot be determined at this time. However, if Celanese were to incur additional charges for these matters, such charges may have a material adverse effect on the financial position, results of operations or cash flows of Celanese in any given accounting period.

Other Matters

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of “take-or-pay” contracts for the purchase of raw materials and utilities. At December 31, 2002, there were outstanding commitments of approximately €1.1 billion under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, at December 31, 2002, there were outstanding commitments relating to capital projects of approximately €31 million.

     In July 2000, Celanese began production at its acetic acid plant in Singapore. Shortly thereafter, production was severely constrained by a supplier’s inability to deliver carbon monoxide to the plant on a consistent and reliable basis. As a result, Celanese declared force majeure for acetic acid and vinyl acetate monomer to its Asian customers. Force majeure remained in effect until March 16, 2001. Celanese and the supplier came to an agreement on March 20, 2001, whereby Celanese received a compensation payment of €35 million, €4 million of which was recognized in 2000. Celanese received a subsequent payment in the second quarter 2001 of €8 million for compensation related to April and May 2001. These problems associated with the carbon monoxide supplier were resolved in the first half of 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter. There was minimal impact on full year 2002 operating results due to insurance recoveries.

25. Environmental

     General – Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

     In 2002, Celanese’s worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites totaled €102 million, of which €4 million was for capital projects. Environmental reserves for remediation matters were €199 million and €341 million at December 31, 2002 and 2001, respectively. (See Notes 14 and 16)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2003, management believes that the current spending trends will continue.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25. Environmental – (continued)

     Remediation – Due to its industrial history and through retained contractual obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

     In 2002, 2001 and 2000, the total remediation efforts charged to earnings before tax amounted to €7 million, €8 million and €23 million, respectively. Celanese recognized €2 million of accretion expense in 2002 and €3 million of accretion expense in both 2001 and 2000 related to a discounted liability for certain fixed period remediation projects. The discount rate applied to these projects is 6 percent. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     Celanese did not record any insurance recoveries related to these matters in 2002 and recorded €1 million in 2001. There are no receivables for recoveries at December 31, 2002 and 2001.

     German InfraServs – On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies (“InfraServs”) were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three locations in Germany: Oberhausen, Frankfurt am Main-Höchst, and Kelsterbach, and is holding interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

     InfraServs are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. The contribution agreements entered into in 1997 between Hoechst and the respective operating companies, as part of the divestiture of these companies, provide that the operating companies will indemnify Hoechst against environmental liabilities resulting from the transferred businesses. Additionally, the InfraServs have agreed to indemnify Hoechst against any environmental liability arising out of or in connection with environmental pollution of any site. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     The partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question.

     In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have recorded provisions totaling about €58 million and €119 million as of December 31, 2002 and 2001, respectively. The reduction in this provision reflects the sale of InfraServ GmbH & Co. Deponie Knapsack KG, to Trienekens AG, a company active in all areas of waste management, which was subsequently merged into RWE Umwelt AG. Deponie’s financial assets, including a cash reserve of €58 million for measures ordered by German authorities, mainly for landfill and land reclamation activities, as well as all of Deponie’s liabilities (including those corresponding to the cash reserve) were transferred to the buyer, thereby reducing Celanese’s environmental provision by the corresponding amount.

     If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

25. Environmental – (continued)

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese’s ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows at December 31, 2002:

Company	Ownership %	Liability %
InfraServ GmbH & Co. Gendorf KG	39.0%	10.0%
InfraServ GmbH & Co. Oberhausen KG	84.0%	75.0%
InfraServ GmbH & Co. Knapsack KG	27.0%	22.0%
InfraServ GmbH & Co. Kelsterbach KG	100.0%	100.0%
InfraServ GmbH & Co. Höchst KG	31.2%	40.0%
InfraServ GmbH & Co. Wiesbaden KG	17.9%	0.0%
InfraServ Verwaltungs GmbH	100.0%	0.0%

     U.S. Superfund Sites – In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as “Superfund”) for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties (“PRP”) under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. At December 31, 2002 and 2001, Celanese had provisions totaling €12 million and €16 million, respectively, for U.S. Superfund sites and utilized €1 million and €2 million of these reserves in 2002 and 2001, respectively. There were no additional provisions recorded during 2002 or 2001.

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

     Hoechst Liabilities – In connection with the demerger, Celanese agreed to indemnify Hoechst for the first €250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of December 31, 2002 Celanese has reserves approximating €57 million for these matters that are included as a component of the total environmental reserves discussed above. Celanese has made payments through December 31, 2002 of €32 million. If such future liabilities exceed €250 million, Hoechst will bear such excess up to an additional €500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No.146 and EITF Issue No. 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under Issue No. 94-3, a liability was recognized when the company committed to an exit plan. Additionally, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flows.

     The components of the 2002 and 2001 restructuring reserves were as follows:

	Employee Termination Benefits	Plant/Office Closures	Total
	(in € millions)
Restructuring reserve at December 31, 2000	36	61	97
Restructuring additions	129	105	234
Cash and noncash uses	(64)	(95)	(159)
Other changes	(4)	(15)	(19)
Currency translation adjustments	2	—	2

Restructuring reserve at December 31, 2001	99	56	155
Restructuring additions	11	8	19
Cash and noncash uses	(64)	(25)	(89)
Other changes	(5)	(5)	(10)
Currency translation adjustments	(4)	(7)	(11)

Restructuring reserve at December 31, 2002	37	27	64

     Included in the above restructuring reserves of €64 million and €155 million at December 31, 2002 and 2001, respectively, are €9 million and €20 million, respectively, of long-term reserves included in other liabilities.

     In 2002, Celanese recorded special charges totaling €1 million of income, which consisted of €19 million of restructuring charges, €10 million of income from favorable adjustments to restructuring reserves recorded in 2001 and 2000, €1 million of income from reimbursements from third party site partners related to prior year initiatives, and €9 million of income from other special charges. The €19 million of additions to the restructuring reserve included employee severance costs of €11 million and plant and office closure costs of €8 million.

     The 19 million of additions to the restructuring reserve in 2002 included 10 million under SFAS No. 146 and 9 million under EITF Issue No. 94-3.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

26. Special Charges – (continued)

SFAS No. 146 Initiatives

	Employee Termination Benefits	Plant/Office Closures	Total
	(in € millions)
Costs incurred in the current period	4	6	10
Cumulative costs incurred to date	4	6	10
Total costs expected to be incurred	9	10	19

     Initiatives that commenced during the fourth quarter 2002, and recorded under SFAS No. 146, represented €4 million of restructuring additions for employee termination benefits and €6 million of restructuring additions for plant and office closure costs. As a result of the sale of the global allylamines and U.S. alkylamines businesses in 2002, severance costs are estimated to total €2 million, of which less than €1 million were incurred in 2002 and are included in earnings (loss) from operation of discontinued operations in the consolidated statements of operations. The remaining costs are expected to be incurred in 2003.

	Acetyl Products	Chemical Intermediates	Ticona	Total
	(in € millions)
Costs incurred in the current period	3	1	6	10
Cumulative costs incurred to date	3	1	6	10
Total costs expected to be incurred	3	3	13	19

Acetyl Products and Chemical Intermediates

     Employee severance costs recorded as a result of the streamlining of chemical production facilities in the United States and Germany amounted to €3 million in 2002. Additional costs for this initiative are estimated to be €2 million in 2003.

Ticona

     Ticona plans to concentrate its European manufacturing operations in Germany and as a result will cease its manufacturing operations in Telford, United Kingdom by mid-year 2003. As a result, fixed asset impairments totaling €4 million were recorded in 2002. Additional costs of approximately €7 million relating to employee severance and lease cancellation costs are expected to be incurred in 2003. With the construction of a new and expanded GUR® plant in Bishop, Texas, the GUR” operations in Bayport, Texas were transferred to new facility. Decommissioning and demolition costs associated with the Bayport closure are estimated to be €2 million, all of which were accrued in 2002.

EITF Issue No. 94-3 Initiatives

     Project Focus, initiated in early 2001, set goals to reduce trade working capital by €100 million compared to end of year 2000 levels, limit capital expenditures to a maximum of the 2000 level of €235 million and contribute €100 million to earnings before interest, taxes, depreciation and amortization (“EBITDA”) from programs to increase efficiency. Project Forward was announced at the end of August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability.

     Restructuring initiatives that commenced during the first three quarters of 2002, and recorded under EITF Issue No. 94-3, represented €7 million of restructuring additions for employee severance costs and €2 million of restructuring additions for plant and office closures costs.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

26. Special Charges – (continued)

     Employee severance costs consisted primarily of €3 million for the shutdown of the nylon polymer unit in Bishop, Texas, €1 million for personnel in the PVOH business, and €3 million for adjustments related to 2001 Forward initiatives.

     Plant and office closure costs consisted mainly of asset write-offs of €2 million for the nylon polymer unit shutdown in Bishop, Texas.

     The €10 million of favorable adjustments of prior year restructuring reserves consisted of an €8 million adjustment to the 2001 reserves and a €2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Acetyl Products production facility in Knapsack, Germany.

     The other special charges income of €9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

     In 2001, Celanese recorded special charges totaling €496 million, which consisted of €234 million of restructuring charges, which were reduced by €8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, €19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and €289 million of other special charges.

     The €234 million of additions to the restructuring reserve included employee severance costs of €129 million and plant and office closure costs of €105 million. Employee severance costs consisted primarily of €42 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, €28 million for administrative and production positions at Ticona in the United States and Germany, €22 million for the restructuring of production and administrative positions in Mexico, €8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, €7 million for the elimination of corporate administrative positions, €6 million resulting from the closure of a chemical research and development center in the United States, €5 million for the shut-down of acetate filament production at Lanaken, Belgium and €11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

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

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

26. Special Charges – (continued)

     The other special charges of €289 million consisted of Chemical Intermediates goodwill impairment of €243 million and fixed asset impairments of €57 million, Acetyl Products fixed asset impairments of €18 million and €6 million for the relocation of acetate filament production assets associated with restructuring initiatives.

     Also included in other special charges was €31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 24) and €4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     In 2000, Celanese recorded special charges totaling €21 million, which consisted of €95 million of additions to the restructuring reserve, €59 million of favorable adjustments to restructuring reserves recorded in 1999, €3 million of costs for the relocation of production assets associated with restructuring initiatives, and €18 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases. (See Note 24)

     The €95 million of restructuring charges included employee severance costs of €44 million and plant and office closure costs of €51 million. Employee severance costs of €31 million related mainly to the reduction of approximately 170 positions at two U.S. chemical facilities and the closure of a European Acetyl Products plant. Additionally, severance costs of €11 million were associated with the planned reduction of approximately 115 positions in the Acetate Products business. The plant and office closure charges of €51 million consisted mainly of contractual obligations and asset impairments for the closure of an Acetyl Products plant in Europe (€47 million).

     The €59 million of favorable adjustments to the 1999 restructuring reserves consisted of employee termination benefits (€24 million) and plant and office closures (€35 million). Employee termination benefits were adjusted by €11 million due largely to unplanned voluntary resignations and by €10 million due to a modification in Ticona’s employee severance plan resulting from an unfavorable tax treatment which affected the severance benefits to be received by Celanese’s employees in Germany. In addition, a delay in the scheduled closure of a U.S. Acetate Filament production facility led to a net adjustment of €3 million in restructuring reserves. This facility was closed in 2001. The adjustments associated with plant and office closures resulted mainly from the earlier than expected disposals of lease obligations of former administrative facilities in the U.S. and Canada (€28 million). As a result of the need for additional office space due to the acquisition of PVOH, Celanese cancelled previous plans to rationalize the U.S. chemical administrative building (€4 million). The closure costs of a Canadian acetate filament facility were lower than estimated (€3 million).

     Non-restructuring special charges of €3 million were related to the cost of transferring acetate filament equipment within North America resulting from restructuring initiatives.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

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

     Ticona, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

     Performance Products consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 2. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, Management believes that EBITDA, excluding special charges, is an appropriate measure for evaluating the performance of its operating segments as it closely reflects cash flow management. EBITDA, which may be calculated differently by other companies, is calculated by adding depreciation and amortization expense back to operating profit. Celanese excludes special charges from EBITDA for better comparability between periods.

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

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

27. Business and Geographical Segments – (continued)

	Acetyl Products	Chemical Intermediates	Acetate Products	Ticona	Performance Products	Total Segments	Reconciliation	Consolidated
	(in € millions)
2002:
Sales to external customers	1,844	825	670	757	161	4,257	68	4,325
Inter-segment revenues	79	82	—	—	—	161	(161)	—
Operating profit (loss)	145	(29)	24	22	48	210	(55)	155
EBITDA excluding special charges	252	22	81	87	55	497	(57)	440
Depreciation	110	48	57	56	6	277	6	283
Amortization	—	—	—	1	1	2	1	3
Capital expenditures	40	70	31	66	4	211	7	218
Special charges	(3)	3	—	8	—	8	(9)	(1)
Intangible assets, net	548	13	146	327	—	1,034	—	1,034
Trade working capital	299	122	84	118	19	642	(24)	618
Total assets	1,925	591	642	1,301	84	4,543	1,584	6,127

2001:
Sales to external customers	2,062	938	762	773	159	4,694	83	4,777
Inter-segment revenues	93	82	—	—	—	175	(175)	—
Operating profit (loss)	(73)	(374)	(32)	(15)	44	(450)	(38)	(488)
EBITDA excluding special charges	208	30	91	52	50	431	(33)	398
Depreciation	123	59	63	53	6	304	3	307
Amortization	33	17	10	23	—	83	—	83
Capital expenditures	43	30	35	97	2	207	10	217
Special charges	125	328	50	(9)	—	494	2	496
Intangible assets, net	587	15	174	390	—	1,166	—	1,166
Trade working capital	280	165	108	93	19	665	(60)	605
Total assets	2,055	657	800	1,514	88	5,114	1,950	7,064

2000:
Sales to external customers	2,023	975	756	923	124	4,801	84	4,885
Inter-segment revenues	83	73	—	—	—	156	(156)	—
Operating profit (loss)	(10)	(20)	9	96	33	108	(21)	87
EBITDA excluding special charges	200	48	92	140	40	520	(56)	464
Depreciation	111	51	65	51	7	285	(7)	278
Amortization	31	15	10	22	—	78	—	78
Capital expenditures	80	39	30	58	2	209	9	218
Special charges	68	2	8	(29)	—	49	(28)	21
Intangible assets, net	598	265	176	391	—	1,430	—	1,430
Trade working capital	432	223	143	192	23	1,013	(111)	902
Total assets	2,251	1,066	830	1,592	146	5,885	1,757	7,642

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses, (b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, and (d) corporate center costs for support services such as legal, accounting and treasury functions.

     Additionally, Celanese recognized special charges in 2002, 2001 and 2000 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 26)

     Other operating entities consist of ancillary businesses as well as companies which provide infrastructure and procurement services. Effective July 1, 2000, Celanese Advanced Materials, Inc., formerly known as advanced fiber materials (“AFM”), which comprises the performance polymer (polybenzimidazole or “PBI”) and the Vectran® polymer fiber product lines, was transferred from the Acetate Products segment to Other Activities to reflect the strategic alignment of PBI with the fuel cell project of Celanese Ventures GmbH. Celanese Advanced Materials, Inc. had sales to external customers of €24 million in 2000, of which €11 million was included in Other Activities.

CELANESE AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

27. Business and Geographical Segments – (continued)

     The following table presents financial information based on the geographic location of Celanese’s facilities:

	North America	Thereof USA	Thereof Canada	Thereof Mexico	Europe	Thereof Germany	Asia	Rest of World	Consolidated
	(in € millions)
2002:
Total assets	4,003	3,192	237	574	1,387	1,230	447	290	6,127
Property, plant and equipment, net	1,056	893	45	118	382	331	180	3	1,621
Operating profit (loss)	(22)	(100)	40	38	140	118	49	(12)	155
Net sales	2,230	1,777	186	267	1,585	1,288	466	44	4,325
Depreciation and amortization	203	170	8	25	54	48	29	—	286
Capital expenditures	115	99	7	9	102	95	1	—	218

2001:
Total assets	4,923	3,828	264	831	1,346	1,196	489	306	7,064
Property, plant and equipment, net	1,372	1,141	55	176	288	260	244	3	1,907
Operating profit (loss)	(635)	(390)	(40)	(205)	78	76	64	5	(488)
Net sales	2,594	2,060	240	294	1,718	1,402	419	46	4,777
Depreciation and amortization	305	226	21	58	54	46	31	—	390
Capital expenditures	155	137	4	14	60	55	2	—	217

2000:
Total assets	5,223	3,863	316	1,044	1,566	1,355	492	361	7,642
Property, plant and equipment, net	1,464	1,209	80	175	297	264	259	3	2,023
Operating profit (loss)	14	1	31	(18)	66	61	(5)	12	87
Net sales	2,842	2,315	219	308	1,683	1,403	307	53	4,885
Depreciation and amortization	282	198	23	61	52	44	22	—	356
Capital expenditures	114	77	4	33	61	57	43	—	218

28. Subsequent Events

     As discussed in Note 21, in 2002, shareholders approved the 2002 Celanese Stock Option Plan. On January 31, 2003, Celanese granted an additional 86,800 stock options under this plan, at an exercise price of €23.78 per share, to the Board of Management and key employees.

CELANESE AG AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Allowances for Doubtful Accounts (in € millions)

Balance as of December 31, 2000	20
Provisions, net of reversals	8
Recoveries	(3)
Charge offs	(4)
Translation Adjustments	1

Balance as of December 31, 2001	22
Provisions, net of reversals	6
Recoveries	(1)
Charge offs	(3)
Translation Adjustments	(3)

Balance as of December 31, 2002	21