Form 20-F
period 2003-12-31
CELANESE AG
filed 2004-03-17
CIK 1095442

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 17, 2004

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

                             ---------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE
                                (Title of Class)

                             ---------------------

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      NONE
                                (Title of Class)

                             ---------------------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:


Ordinary Shares with no par value...........................  49,321,468
                       (as of December 31, 2003)

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
                          Item 17 [ ]     Item 18 [X]

                               TABLE OF CONTENTS

                                   PART I
Item 1.    Identity of Directors, Senior Management and Advisers.......    2
Item 2.    Offer Statistics and Expected Timetable.....................    2
Item 3.    Key Information.............................................    2
             Selected Financial Data...................................    2
             Exchange Rate Information.................................    4
             Risk Factors..............................................    4
Item 4.    Information on the Company..................................   11
             Recent Developments.......................................   11
             Introduction..............................................   12
             Business Summary..........................................   12
             Segment Overview..........................................   12
             Strategy..................................................   13
             Business Segments.........................................   15
             Other Activities..........................................   26
             Acquisitions and Divestitures.............................   27
             Raw Materials and Energy..................................   27
             Research and Development..................................   28
             Intellectual Property.....................................   29
             Environmental and Other Regulation........................   29
             Organizational Structure..................................   33
             Description of Property...................................   33
Item 5.    Operating and Financial Review and Prospects................   36
             Basis of Presentation.....................................   37
             Major Events in 2003......................................   38
             Financial Highlights......................................   40
             Overview -- 2003 Compared with 2002.......................   41
             Selected Data by Business Segment.........................   43
             Summary by Business Segment -- 2003 Compared with 2002....   44
             Summary of Consolidated Results -- 2003 Compared with
               2002....................................................   46
             Summary by Business Segment -- 2002 Compared with 2001....   51
             Summary of Consolidated Results -- 2002 Compared with
               2001....................................................   53
             Liquidity and Capital Resources...........................   56
             Market Risks..............................................   62
             Critical Accounting Policies and Estimates................   64
             Outlook...................................................   69
Item 6.    Directors, Senior Management and Employees..................   71
             Directors and Senior Management...........................   71
             Compensation of Directors and Officers....................   74
             Incentive Plans...........................................   79
             Board Practices...........................................   80
             Employees.................................................   82
             Share Ownership...........................................   83

Item 7.      Major Shareholders and Related Party Transactions..............................................         83
               Major Shareholders...........................................................................         83
               Related Party Transactions...................................................................         84
Item 8.      Financial Information..........................................................................         85
               Export Sales.................................................................................         85
               Legal Proceedings............................................................................         85
               Dividend Policy..............................................................................         88
Item 9.      The Offer and Listing..........................................................................         88
               Nature of Trading Market.....................................................................         88
Item 10.     Additional Information.........................................................................         92
               Articles of Association......................................................................         92
               Material Contracts...........................................................................         97
               Exchange Controls and Other Limitations Affecting Security Holders...........................         97
               Taxation.....................................................................................         97
               Documents on Display.........................................................................        100
Item 11.     Quantitative and Qualitative Disclosures About Market Risk.....................................        101
               Interest-Rate Risk Management................................................................        101
               Foreign-Exchange Risk Management.............................................................        101
               Commodity Risk Management....................................................................        102
               Stock Based Compensation Risk Management.....................................................        102
Item 12.     Description of Securities Other Than Equity Securities.........................................        103

                                                        PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies................................................        103
Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds...................        103
Item 15.     Controls and Procedures........................................................................        103
Item 16.     Reserved.......................................................................................        103
Item 16A.    Audit Committee Financial Expert...............................................................        103
Item 16B.    Code of Ethics and Governance Matters..........................................................        103
Item 16C.    Principal Accountant Fees and Services.........................................................        104
               Pre-Approval Policies and Procedures of the Finance and     Audit Committee..................        104

                                                       PART III
Item 17.     Financial Statements...........................................................................        106
Item 18.     Financial Statements...........................................................................        106
Item 19.     Exhibits.......................................................................................        106
               Index to Consolidated Financial Statements...................................................        F-2

                                  INTRODUCTION

     Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this annual report, "Celanese" refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "Celanese" refers solely to Celanese AG and its majority owned subsidiaries over which Celanese exercises control, as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary. See
Note 3 to the Consolidated Financial Statements contained in this annual report (the "Consolidated Financial Statements").

                             ---------------------

                             BASIS OF PRESENTATION

     The Consolidated Financial Statements were prepared in accordance with Accounting Principles generally accepted in the United States ("U.S. GAAP") for all periods presented. The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of the businesses transferred to Celanese from Hoechst Aktiengesellschaft, also referred to as Hoechst, in a demerger that became effective on October 22, 1999, adjusted for acquisitions and divestitures. The Consolidated Financial Statements and other financial information included in this Annual Report, unless otherwise specified, have been presented to separately show the effects of discontinued operations. The Consolidated Financial Statements, for the periods prior to the effective date of the demerger from Hoechst, assume that Celanese had existed as a separate legal entity with four business segments, Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products, as well as the other businesses and activities of Hoechst transferred to Celanese in the demerger. The financial results of Celanese, prior to the effective date of the demerger, have been carved out from the consolidated financial statements of Hoechst using the historical results of operations and assets and liabilities of these businesses and activities and reflect the accounting policies adopted by Hoechst in the preparation of its financial statements and thus do not necessarily reflect the accounting policies which Celanese might have adopted had it been an independent company during those periods.

                              CURRENCY TRANSLATION

     Celanese's Consolidated Financial Statements are prepared in euro. U.S. dollar or U.S.$ amounts as of and for the year ended December 31, 2003 are unaudited, and have been converted solely for the convenience of the readers for 2003 from euro into U.S. dollars, at an exchange rate of U.S.$1.2597 per E1.00, the noon buying rate in New York City for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on December 31, 2003. For information regarding recent rates of exchange between euro and U.S. dollar, see "Item 3. Key
Information -- Exchange Rate Information." Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

     On March 5, 2004, the Noon Buying Rate for the euro was U.S$1.2401 per
E1.00.

                             ---------------------

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

Investors are cautioned that the forward-looking statements contained in this Annual Report involve both risk and uncertainty. Many important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May Prove Inaccurate" in "Item 5. Operating and Financial Review and Prospects."

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

     The balance sheet data shown below for 2003 and 2002, and the statement of operations data for 2003, 2002 and 2001, all of which are set forth below, are derived from the audited Consolidated Financial Statements included elsewhere in this Annual Report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet for 2001, 2000 and 1999, and the statement of operations data for 2000 and 1999 are derived from audited Consolidated Financial Statements not included in this Annual Report.

                                                                             YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------
                                                                2003       2003     2002     2001     2000     1999
                                                              ---------   ------   ------   ------   ------   ------
                                                              U.S. $(1)                       E
                                                              ---------   ------------------------------------------
                                                                (IN MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA,
                                                                       PERCENTAGES AND NUMBER OF EMPLOYEES)
                                                              ------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales...................................................    5,133      4,075    4,064    4,433    4,461    3,712
Cost of sales...............................................   (4,328)    (3,436)  (3,340)  (3,772)  (3,755)  (3,092)
Selling, general and administrative expenses................     (568)      (451)    (474)    (547)    (519)    (516)
Research and development expenses...........................     (100)       (79)     (69)     (82)     (82)     (67)
Special charges(2)..........................................       (6)        (5)       5     (464)     (19)    (537)
Operating profit (loss).....................................      133        106      202     (430)      92     (509)
Interest and other income, net(3)...........................       96         76       11       (2)      55      (93)
Income tax benefit (provision)..............................      (68)       (54)     (70)     106      (90)      87
Minority interests..........................................       --         --       --       --       --        7
Earnings (loss) from continuing operations..................      161        128      143     (326)      57     (508)
Earnings (loss) from discontinued operations................        5          4       25      (59)       1      301
Cumulative effect of changes in accounting principles, net
  of income tax.............................................       (1)        (1)      19       --       --       --
Net earnings (loss).........................................      165        131      187     (385)      58     (207)
Earnings (loss) per common share -- basic(4)................     3.34       2.65     3.72    (7.65)    1.09    (3.70)
Earnings (loss) per common share -- diluted(5)..............     3.34       2.65     3.72    (7.65)    1.09    (3.70)
BALANCE SHEET DATA:
Total assets................................................    6,801      5,399    6,127    7,064    7,642    7,789
Debt........................................................      635        504      615      880    1,165      948
Shareholders' equity........................................    2,580      2,048    2,005    2,210    2,843    2,866
Dividends paid per share(6).................................     0.55       0.44       --     0.40     0.11       --
Common stock................................................      176        140      140      143      143      143
Weighted average shares -- basic
  (in thousands)............................................   49,446     49,446   50,329   50,332   53,293   55,915
Weighted average shares -- diluted
  (in thousands)............................................   49,457     49,457   50,329   50,332   53,293   55,915
OTHER DATA:
Operating margin (%)(7).....................................      2.6%       2.6%     5.0%    -9.7%     2.1%   -13.7%
Depreciation and amortization...............................      328        260      262      364      333      287
Capital expenditures........................................      233        185      214      213      200      238
Trade working capital(8)....................................      645        513      578      555      822      831
Number of employees on a continuing basis (end of period) in
  thousands.................................................      9.5        9.5     10.5     10.6     11.4     12.9

---------------

(1) The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

(2) Special charges include impairment charges, provisions for restructuring, which include costs associated with employee termination benefits and, plant and office closures, and other expenses and income incurred outside the normal course of ongoing operations. See Note 27 to the Consolidated Financial Statements.

(3) Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.

(4) Earnings (loss) per common share -- basic, is calculated by dividing net earnings (loss) by the weighted average diluted shares outstanding. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999.

(5) Earnings (loss) per common share -- diluted is calculated by dividing net earnings (loss) by the weighted average shares outstanding. At December 31, 2003, Celanese had approximately 11,000 dilutive common stock equivalents. On the effective date of the demerger, Hoechst issued 55,915,369 shares of Celanese to existing Hoechst shareholders; these shares are deemed to be outstanding for 1999.

(6) See "Item 8. Financial Information -- Dividend Policy."

(7) Celanese defines operating margin as operating profit (loss) divided by net sales.

(8) Celanese defines trade working capital as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

EXCHANGE RATE INFORMATION

     As noted in "Currency Translation" above, Celanese uses the euro as its reporting currency and pays dividends on its shares in euro. Furthermore, prices quoted for Celanese shares on the Frankfurt Stock Exchange are quoted in euro.

     Fluctuations in the exchange rate between the euro and the U.S.$ will affect:

     o The U.S.$ equivalent for dividends received by U.S. holders of Celanese shares; and

     o The trading market price of Celanese shares on the Frankfurt and New York Stock Exchanges.

     The table below shows the Noon Buying Rates for the euro in U.S.$. The average amounts set forth below under "Average" are calculated as the average of the Noon Buying Rates on the last business day of each month.

YEAR                                                  LOW      HIGH    AVERAGE    END
----                                                 ------   ------   -------   ------
1999...............................................  1.0016   1.1812   1.0660    1.0047
2000...............................................  0.8270   1.0335   0.9231    0.9388
2001...............................................  0.8437   0.9535   0.8952    0.8901
2002...............................................  0.8594   1.0485   0.9454    1.0485
2003
     July..........................................  1.1164   1.1580   1.1365    1.1231
     August........................................  1.0871   1.1390   1.1155    1.0986
     September.....................................  1.0845   1.1650   1.1267    1.1650
     October.......................................  1.1596   1.1833   1.1714    1.1609
     November......................................  1.1417   1.1995   1.1710    1.1995
     December......................................  1.1956   1.2597   1.2298    1.2597
2004
     January.......................................  1.2389   1.2853   1.2638    1.2452
     February......................................  1.2426   1.2848   1.2640    1.2441
     March (through March 5, 2004).................  1.2088   1.2431   1.2271    1.2401

     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Risk Factors" set forth below and "Item 5. Operating and Financial Review and Prospects -- Market Risks," "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "Item 9. The Offer and
Listing -- Nature of the Trading Market."

RISK FACTORS

     Many factors could have an effect on Celanese's financial condition, cash flows and results of operations. Celanese is subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal factors are described below.

SUCCESSFUL COMPLETION OF THE BCP CRYSTAL OFFER AND THE RELATED SUBSEQUENT RESTRUCTURING OF CELANESE CONTEMPLATED BY BCP CRYSTAL WILL LIKELY HAVE AN EFFECT ON FUTURE OPERATIONS

     On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG or BCP Crystal, a German limited partnership controlled by a group of investment funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all the outstanding shares of Celanese AG for a price of E32.50 per share, without interest. The offer commenced on February 2, 2004. The offer is subject to a number of conditions, of which certain conditions can be waived by BCP Crystal, including that at least 85 percent of the outstanding registered ordinary shares of Celanese be validly tendered into the offer and not withdrawn. On March 12, BCP Crystal announced its decision to reduce the minimum acceptance condition from 85 percent to 75 percent. In accordance with applicable German law, such a change automatically extends the initial acceptance period of the offer, and an announcement as to the outcome of the offer is expected on or about April 3, 2004.

     If the offer is successfully completed, there will be a substantial reduction in the number of Celanese shareholders and, consequently, there may no longer be an active public market for Celanese ordinary shares. In addition, BCP Crystal has indicated in its offer document that if the tender offer is successful, it intends in due course and in accordance with applicable German law, to delist Celanese ordinary shares from the New York Stock Exchange and, depending on the level of acceptance of the offer, it may apply to revoke the admission of the Celanese ordinary shares to the Frankfurt Stock Exchange.

     The successful completion of the tender offer will likely result in material changes to the financing structure, future results of operations and cash flows of Celanese. These changes may include the following:

     o It is expected that Celanese will be downgraded to a below investment grade rating. If the downgrade is below a specified level and due to the change of control upon the successful completion of the offer, it would result in the acceleration of the maturity of approximately one-third of total debt outstanding at December 31, 2003. The total debt outstanding at December 31, 2003 was E504 million.

     o The terms and conditions of the loan agreements being arranged by BCP Crystal are expected to be more restrictive and the interest rates of the financing are expected to be higher than the Company's current debt financing.

     o BCP Crystal has stated in its tender offer document, that it intends to prevent, to the extent permitted by law, any dividend on the Celanese shares for the fiscal year ended 2003 from being distributed to Celanese shareholders. If the offer succeeds, it cannot be predicted whether Celanese will pay dividends or conduct share buybacks in the future.

     The successful completion of the offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. Celanese is unable to determine what effect this limitation would have, if any, on the deferred tax assets attributable to these carryforwards. See "Item 4. Recent Developments", and "Item 5. Operating and Financial Review and Prospects."

CELANESE IS AN INTERNATIONAL COMPANY AND IS EXPOSED TO GENERAL ECONOMIC, POLITICAL AND REGULATORY CONDITIONS AND RISKS IN THE COUNTRIES IN WHICH IT HAS SIGNIFICANT OPERATIONS

     Celanese operates in the global market and has customers in many countries. Celanese has major facilities located in North America, Europe and the Pacific Rim, including facilities in Germany, China, Japan, Korea and Saudi Arabia operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

     Conditions such as the uncertainties associated with war, terrorist activities, epidemics, pandemics, political instability in any of the countries in which Celanese operates could affect Celanese by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. These conditions could also result in or lengthen economic recession in the United States, Germany, Asia or elsewhere. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including import or export licensing requirements), or changes in the reporting requirements of United States, German or European Union governmental agencies, could increase the cost of doing business in these regions. Any of these conditions may have an effect on Celanese's business and financial results as a whole and may result in volatile current and future prices for Celanese shares.

CYCLICALITY IN THE INDUSTRIAL CHEMICALS INDUSTRY HAS IN THE PAST AND MAY IN THE FUTURE RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES

     Consumption of the basic chemicals that Celanese manufactures, in particular those in acetyl products, such as methanol, formaldehyde, acetic acid and vinyl acetate monomer, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins.

     Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

     o Significant capacity additions, whether through plant expansion or construction, can take two to three years to come on stream and are therefore necessarily based upon estimates of future demand.

     o When demand is rising, competition to build new capacity may be heightened because new capacity tends to be more profitable, with a lower marginal cost of production. This tends to amplify upswings in capacity.

     o When demand is falling, the high fixed cost structure of the capital-intensive chemicals industry leads producers to compete aggressively on price in order to maximize capacity utilization.

     o As competition in these products is focused on price, being a low-cost producer is critical to profitability. This favors the construction of larger plants, which maximize economies of scale, but which also lead to major increases in capacity that can outstrip current growth in demand.

     o Cyclical trends in general business and economic activity produce swings in demand for chemicals.

     Celanese believes that the basic chemicals industry, particularly in the commodity chemicals manufactured by Celanese's Chemical Products segment, is currently characterized by overcapacity, and that there may be further capacity additions in the next few years.

THE LENGTH AND DEPTH OF PRODUCT AND INDUSTRY BUSINESS CYCLES OF CELANESE'S MARKETS, PARTICULARLY IN THE AUTOMOTIVE, ELECTRICAL, CONSTRUCTION AND TEXTILE INDUSTRIES, MAY RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES

     Some of the markets in which Celanese's customers participate, such as the automotive, electrical, construction and textile industries, are cyclical in nature, thus posing a risk to Celanese which is beyond its control. These markets are highly competitive, to a large extent driven by end-use markets, and may experience overcapacity, all of which may affect demand for and pricing of Celanese's products.

CELANESE IS SUBJECT TO RISKS ASSOCIATED WITH THE INCREASED VOLATILITY IN RAW MATERIALS PRICES AND THE AVAILABILITY OF KEY RAW MATERIALS

     Celanese purchases significant amounts of natural gas, ethylene, butane, and propylene from third parties for use in its production of basic chemicals in the Chemical Products segment, principally methanol, formaldehyde, acetic acid, vinyl acetate monomer, as well as oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in all its segments. Celanese also purchases significant amounts of cellulose or wood pulp for use in its production of cellulose acetate in the Acetate Products segment. Celanese purchases significant amounts of natural gas, electricity, coal and fuel oil to supply the energy required in its production processes.

     Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, wood pulp, electricity, coal and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

     o Shortages of raw materials due to increasing demand, e.g., from growing uses or new uses;

     o Capacity constraints, e.g., due to construction delays, strike action or involuntary shutdowns;

     o The general level of business and economic activity; and

     o The direct or indirect effect of governmental regulation.

     Celanese strives to improve profit margins of many of its products through price increases when warranted and accepted by the market; however, Celanese's operating margins may decrease if it cannot pass on increased raw material prices to customers, or Celanese may not be able to capture the benefit of raw material price declines if raw material prices fall to levels below those at which Celanese is committed to purchase under forward purchase contracts. Even in periods during which raw material prices decline, Celanese may suffer decreasing operating profit margins if raw material price reductions occur at a slower rate than decreases in the selling prices of Celanese's products.

     A substantial portion of Celanese's products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change. Celanese manages its exposure through the use of derivative instruments and forward purchase contracts for commodity price hedging, entering into long-term supply agreements, and multi-year purchasing and sales agreements. Celanese's policy, for the majority of its natural gas and butane requirements, allows entering into supply agreements and forward purchase or cash-settled swap contracts, generally for up to 24 months. During 2003, Celanese entered into forward purchase and cash-settled swap contracts for approximately 50 percent of its estimated natural gas requirements, generally up to three to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, or if it elects to replace them, Celanese may have to do so at higher costs. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may modify its practice of purchasing a portion of its commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions.

     Celanese has a policy of maintaining, when available, multiple sources of supply for raw materials. However, some of Celanese's individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide and acetaldehyde. There can be no assurance that the ability to obtain sufficient raw materials will not be adversely affected by unforeseen developments that would cause an interruption in supply. Even if Celanese has multiple sources of supply for a raw material, there can be no assurance that these sources can make up for the loss of a major supplier. Nor can there be any guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole or a major supplier.

FAILURE TO DEVELOP NEW PRODUCTS AND PRODUCTION TECHNOLOGIES OR TO IMPLEMENT PRODUCTIVITY AND COST REDUCTION INITIATIVES SUCCESSFULLY MAY HARM CELANESE'S COMPETITIVE POSITION

     Celanese's operating results, especially in its Performance Products and Technical Polymers Ticona segments, depend significantly on the development of commercially viable new products, product grades and applications, as well as production technologies. If Celanese is unsuccessful in developing new products, applications and production processes in the future, its competitive position and operating results will be negatively affected. Likewise, Celanese has undertaken and is continuing to undertake initiatives in all segments to improve productivity and performance and to generate cost savings. There can, however, be no assurance that these initiatives will be completed or beneficial or that the estimated cost savings from such activities will be realized.

FRANKFURT AIRPORT EXPANSION COULD HAVE A NEGATIVE EFFECT ON CELANESE'S KELSTERBACH PLANT

     The Frankfurt airport's expansion plans include the construction of an additional runway. One of the three sites under consideration, the northwest option, would be located in close proximity to Celanese's Kelsterbach production plant. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the state government and the owner of the Frankfurt airport promote the expansion of the northwest option, it is uncertain whether this option is in accordance with applicable laws. Neither the final outcome of this matter nor its timing can be predicted at this time.

ENVIRONMENTAL LIABILITIES AND COMPLIANCE COSTS MAY HAVE A SIGNIFICANT NEGATIVE EFFECT ON CELANESE'S OPERATING RESULTS

     Costs related to Celanese's compliance with and potential obligations under environmental laws for remediation of contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between Celanese AG and Hoechst, also referred to as the demerger agreement. Celanese's accruals for environmental remediation obligations may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See "Celanese and Hoechst have obligations to pay each other certain amounts, some of which are not yet determinable" below, "Item 4. Information on the Company -- Environmental and Other Regulation", and Notes 25 and 26 to the Consolidated Financial Statements.

     Stricter environmental, safety and health laws, regulations and enforcement policies could result in substantial costs and liabilities to Celanese and could subject Celanese's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities and materially adversely affect Celanese's business and operating results. For example, recent European Union regulations will require a trading system for carbon dioxide emissions to be in place by January 1, 2005. This regulation will affect Celanese's power plants at the Kelsterbach, Oberhausen and Lanaken sites. Celanese may be required to purchase carbon dioxide credits, which could result in increased operating costs, or develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures. See "Item 4. Information on the Company -- Environmental and Other Regulation".

     Celanese is also involved in several claims, lawsuits and administrative proceedings relating to environmental matters. While Celanese does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on Celanese's operating results, an adverse outcome in any of them may negatively affect Celanese's earnings and cash flows in a particular reporting period.

CHANGES IN ENVIRONMENTAL, HEALTH AND SAFETY REGULATORY REQUIREMENTS COULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON THE DEMAND FOR CELANESE'S PRODUCTS

     New or revised governmental regulations relating to health, safety and the environment may also affect demand for Celanese's products.

     Pursuant to the European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which Celanese produces, as well as competitors' products, such as styrene and 1,3-butadiene. These risk assessments entail a multi-stage process to determine to what extent the European Commission should classify the chemical as a carcinogen and, if so, whether this classification and related labeling requirements should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until the end of 2004. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is not a probable human carcinogen and that labeling of final products should not be required. If labeling is required, then it should depend on relatively high parts per million of residual VAM in these end products. It is not possible for Celanese to predict the outcome or effect of any final ruling.

     Several recent studies have investigated possible links between formaldehyde exposure and various end points including leukemia. On the basis of these new studies, the International Agency for Research on Cancer or IARC has stated its intention to review whether it should change formaldehyde's classification from Group 2A (probable human carcinogen) to Group 1 (known human carcinogen). The results of IARC's review will be examined by government agencies with responsibility for setting worker and environmental exposure standards and labeling requirements. Celanese is a producer of formaldehyde and plastics derived from formaldehyde. Celanese is participating together with other producers and users in the evaluations of these findings. Celanese cannot predict the final outcome or effect of any final ruling.

     Other recent initiatives will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese. These initiatives include the Voluntary Children's Chemical Evaluation Program and High Production Volume Chemical Initiative in the United States, as well as various European Commission programs, such as the new European Environment and Health Strategy, commonly known as SCALE, as well as the Proposal for the Registration, Evaluation and Authorization and Restriction of Chemicals or REACH. REACH, which the European Commission proposed in October 2003, will establish a system to register and evaluate chemicals manufactured or imported to the European Union. Depending on the final ruling, additional testing, documentation and risk assessments will occur for the chemical industry. This will affect European producers of chemicals as well as all chemical companies worldwide that export to member states of the European Union. The final ruling has not yet been decided.

     Depending on the outcome of the above-mentioned assessments in the United States and Europe, additional requirements may be placed on the production, handling, labeling or use of the subject chemicals. Such additional requirements could increase the cost incurred by Celanese's customers to use its chemical products and otherwise limit the use of these products, which could adversely affect the demand for these products.

CELANESE'S PRODUCTION FACILITIES HANDLE THE PROCESSING OF SOME VOLATILE AND HAZARDOUS MATERIALS THAT SUBJECT CELANESE TO OPERATING RISKS THAT COULD ADVERSELY AFFECT CELANESE'S OPERATING RESULTS

     Celanese's operations are subject to operating risks associated with chemical manufacturing, including the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

     o Pipeline and storage tank leaks and ruptures;

     o Explosions and fires; and

     o Discharges or releases of toxic or hazardous substances.

     These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may materially adversely affect the productivity and profitability of a particular manufacturing facility and Celanese's operating results and cash flows.

     Celanese maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but Celanese cannot provide any assurance that this insurance will be adequate to fully cover all potential hazards incidental to its business.

     For more detailed information on environmental issues, see "Item 4. Information on the Company -- Environmental and Other Regulations" and Note 26 to the Consolidated Financial Statements.

FLUCTUATIONS IN EXCHANGE AND INTEREST RATES MAY AFFECT CELANESE'S OPERATING RESULTS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to fluctuations in currency exchange and interest rates.

     As Celanese conducts a significant portion of its operations outside the euro zone, fluctuations in currencies of such countries, especially the U.S. dollar, may materially affect Celanese's operating results. For example, changes in currency exchange rates may affect:

     o The relative prices at which Celanese and its competitors sell products in the same market; and

     o The cost of items required in Celanese's operations.

     Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. The notional amounts under such foreign currency contracts outstanding at December 31, 2003 were E606 million.

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

SIGNIFICANT CHANGES IN PENSION FUND INVESTMENT PERFORMANCE OR ASSUMPTIONS RELATING TO PENSION COSTS MAY HAVE A MATERIAL EFFECT ON THE VALUATION OF PENSION OBLIGATIONS, THE FUNDED STATUS OF PENSION PLANS, AND CELANESE'S PENSION COST

     Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. Celanese's pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations at the measurement date and the expected long-term rate of return on plan assets. Significant changes in investment performance or a change in the portfolio mix of invested assets can result in corresponding increases and decreases in the valuation of plan assets, particularly equity securities, or in a change of the expected rate of return on plan assets. A change in discount rate would result in a significant increase or decrease in the valuation of pension obligations, affecting the reported funded status of Celanese's pension plans as well as the net periodic pension cost in the following financial years. Similarly, changes in the expected return on plan assets assumption can result in significant changes in the net periodic pension cost of the following financial years. For further information see "Item 5:
Operating and Financial Review and Prospects -- Critical Accounting Policies" and Note 20 to the Consolidated Financial Statements.

CELANESE AND HOECHST HAVE OBLIGATIONS TO PAY EACH OTHER CERTAIN AMOUNTS, SOME OF WHICH ARE NOT YET DETERMINABLE

     Under the demerger agreement, Celanese agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese's German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. Celanese also has an obligation to indemnify Hoechst against liabilities for environmental damages or contamination arising under 17 divestiture agreements entered into by Hoechst prior to the demerger. Celanese's obligation regarding two additional divestiture agreements had been settled during 2002. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect operating results.

     Celanese's obligation to indemnify Hoechst against liabilities for environmental contamination in connection with the divestiture agreements is subject to the following thresholds:

     o Celanese will indemnify Hoechst for the total amount of these liabilities up to E250 million;

     o Hoechst will bear the full amount of those liabilities between E250 million and E750 million; and

     o Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding E750 million.

     Celanese has made payments through December 31, 2003 of E36 million for environmental contamination liabilities in connection with the divestiture agreements. As of December 31, 2003, Celanese has reserves of approximately E42 million for this contingency, and may be required to record additional reserves in the future.

     Also, Celanese has undertaken in the demerger agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions. Celanese did not make any payments to Hoechst in either 2003 or 2002 in connection with this indemnity.

     Under the demerger agreement, Celanese will also be responsible, directly or indirectly, for all of Hoechst's obligations to past employees of businesses that were demerged to Celanese. Under the demerger agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of Hoechst's polyester businesses, which were demerged to Celanese, insofar as such liabilities relate to the European part of that business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in "Item 8. Financial Information -- Legal Proceedings" and Note 25 to the Consolidated Financial Statements, and Celanese has agreed to bear the remaining 20 percent.

HOLDERS OF A SIGNIFICANT NUMBER OF SHARES IN CELANESE MAY BE ABLE TO BLOCK CORPORATE ACTIONS

     Kuwait Petroleum Corporation or KPC owned 29.2 percent of the Celanese shares outstanding as of December 31, 2003. KPC has the ability, as a matter of German corporate law, to block some corporate actions by Celanese such as mergers, spin-offs and capital measures which require either a majority of 75 percent of the votes cast or 75 percent of the share capital represented at a shareholders' meeting. An officer of Kuwait Petroleum Corporation has been elected as one of the shareholder representatives on the supervisory board of Celanese. On December 15, 2003, KPC entered into an agreement with BCP Crystal to tender its 14,400,000 shares of Celanese in accordance with the terms of the BCP Crystal offer.

     If the BCP Crystal offer is successful, BCP Crystal has stated that it intends to enter into a domination and profit and loss transfer agreement with Celanese, pursuant to which, among other things, BCP Crystal will be entitled to direct the management of Celanese and to receive all its profits, and remaining minority shareholders of Celanese will lose the right to receive dividends, other than a guaranteed dividend.

ITEM 4.  INFORMATION ON THE COMPANY

RECENT DEVELOPMENTS

     On December 16, 2003, BCP Crystal announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of E32.50 per share, without interest. BCP Crystal filed a Schedule TO-C with the Securities and Exchange Commission or the Commission on December 24, 2003, and its tender offer document was published and mailed to Celanese shareholders on February 2, 2004, after being approved by the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzaufsicht or BaFin). In accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Uebernahmegesetz), and applicable United States securities laws. On February 10, 2004 the board of management and supervisory board of Celanese delivered and published their reasoned opinions (begruendete Stellungnahmen) on the offer and Celanese filed its Schedule 14D-9 with the Commission. The offer is subject to a number of conditions, of which certain conditions can be waived by BCP Crystal, including that at least 85 percent of the registered outstanding shares of Celanese be validly tendered into the offer and not withdrawn. On March 12, 2004 BCP Crystal announced its decision to reduce the minimum acceptance condition from 85 percent to 75 percent. In accordance with applicable German law, such a change automatically extends the initial acceptance period of the offer for two weeks, and an announcement as to the outcome of the offer is expected on or about April 3, 2004.

INTRODUCTION

     Celanese AG was incorporated as Diogenes Erste Vermoegensverwaltungs GmbH as a stock corporation organized under the laws of the Federal Republic of Germany on November 22, 1996. It changed its name to Celanese AG upon its demerger from Hoechst on October 22, 1999. Celanese's registered office is located at Frankfurter StraSSe 111, 61476 Kronberg/Taunus, Germany, telephone +49 69 305 16000.

BUSINESS SUMMARY

     Celanese is a leading global industrial chemicals company with strong competitive positions in its major products and production technologies. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. During the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how it manages the business and assesses performance. See Notes 1 and 29 to the Consolidated Financial Statements. The Celanese portfolio now consists of four main business segments: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products.

     In 2003, Celanese had net sales of E4,075 million and an operating profit of E106 million from continuing operations. At December 31, 2003, Celanese had approximately 9,500 employees worldwide on a continuing basis. As of December 31, 2003, Celanese had 24 production plants and six research centers in ten countries. Most of Celanese's facilities are located in the Americas, principally in the three North America Free Trade Agreement countries: the United States, Canada and Mexico. Celanese also has major operations, including significant joint ventures, in Asia. In 2003, 47 percent of net sales was derived from sales in North America, 41 percent from sales in Europe, 11 percent from sales in Asia and Australia and 1 percent from sales in the rest of the world. Celanese has a large and diverse global customer base consisting principally of major industrial companies. In 2003, sales to the 10 largest customers of Celanese accounted for less than 30 percent of its net sales and the single largest customer represented less than 7 percent of its net sales.

     Celanese's aggregate capital expenditures for property, plant and equipment were E185 million in 2003, E214 million in 2002, and E213 million in 2001. North America and Europe accounted for 51 percent and 46 percent, respectively, of Celanese's capital expenditures in 2003. The capital expenditures were financed by means of Celanese's operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also "Business Segments" for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see "Acquisitions and Divestitures," "Item 5. Operating and Financial Review and Prospects -- Summary of Consolidated Results -- 2003 Compared to
2002 -- Discontinued Operations for the years ended December 31, 2003, 2002 and 2001", and Note 7 to the Consolidated Financial Statements.

     As of December 31, 2003, Celanese had 49,321,468 shares outstanding and approximately 90,000 shareholders. Its ordinary shares are traded on the Frankfurt Stock Exchange under the symbol CZZ and on the New York Stock Exchange under the symbol CZ.

SEGMENT OVERVIEW

     Celanese is an integrated company that operates through four principal business segments: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products.

     Chemical Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer, polyvinyl alcohol, and emulsions. Acetic acid is a commodity used in the production of other basic chemicals. Acetate esters are used in coatings and inks. Vinyl acetate monomer is primarily used in a variety of adhesives, paints and coatings. Polyvinyl alcohol is made from vinyl acetate monomer and is used in adhesives, building products, paper coatings, films and textiles. Emulsions and emulsion powders are a key component of water based quality surface coatings, adhesives, non-woven textiles and other applications. Most of the other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products. Celanese is the world's leading producer of acetic acid and vinyl acetate monomer and the largest North American producer of methanol, the major raw material used for the production of acetic acid. Celanese is the largest polyvinyl alcohol producer in North America and the second largest producer in the world. Based on sales, the emulsions business holds a number two position in conventional emulsions (excluding styrene butadiene resins or SBRs) in Europe and a number one position in European VAM-based emulsions. The business is also a leading supplier of emulsion powders globally.

     Acetate Products. This segment primarily produces and supplies acetate tow (filter products) and acetate filament. Products from this segment are found in cigarette filters, fashion apparel, linings, and home furnishings. Celanese is one of the world's leading producers of acetate tow and acetate filament, including production by its joint ventures in Asia.

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

     The table below illustrates each segment's share of total segment net sales to external customers for the years ended December 31, 2003, 2002 and 2001.

                   NET SALES TO EXTERNAL CUSTOMERS BY SEGMENT

                                                    YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------
                                         2003                 2002                 2001
                                  ------------------   ------------------   ------------------
                                             % OF                 % OF                 % OF
                                    E     SEGMENT(1)     E     SEGMENT(1)     E     SEGMENT(1)
                                  -----   ----------   -----   ----------   -----   ----------
                                               (IN MILLIONS, EXCEPT PERCENTAGES)
----------------------------------------------------------------------------------------------
Chemical Products...............  2,628       65%      2,482       62%      2,723       62%
Acetate Products................    578       14%        670       17%        762       18%
Technical Polymers Ticona.......    675       17%        696       17%        706       16%
Performance Products............    150        4%        161        4%        159        4%
----------------------------------------------------------------------------------------------

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

consists of the high performance polymer, polybenzimidazole or PBI, and the Vectran(R) polymer fiber product lines.

STRATEGY

     Celanese will continue to pursue its strategy of investing in new production capacity in growth areas and extending its value chain into higher value products; enhancing the value of its portfolio; reducing costs and increasing productivity; and focusing on financial soundness.

CELANESE IS INVESTING IN NEW PRODUCTION CAPACITY IN GROWTH AREAS AND EVALUATING OPPORTUNITIES TO EXTEND ITS VALUE CHAIN INTO HIGHER VALUE PRODUCTS

     Celanese took further steps to position its strong value chain in acetyl products for growth and greater profitability by investing in new capacity in high-growth regions and by integrating its European emulsions business, acquired at year-end 2002, into the Chemical Products segment.

     Celanese is preparing to build a 600,000 metric ton world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives. Celanese received government approval to build the Nanjing plant in March 2003 and it is expected to come on stream in late 2005 or early 2006.

     Celanese Acetate LLC and the China National Tobacco Company announced an agreement in 2003 to double the capacity of the three filter tow plants in China, in which Celanese owns a 30 percent interest. The expansions are expected to be completed by 2007.

     Ticona announced plans to increase the capacity of its GUR(R) ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons. With this expansion, Ticona's total worldwide capacity is expected to increase by 17 percent in the second half of 2004.

     Celanese's joint venture with Hatco Corporation, Estech GmbH, brought on stream in October 2003 a plant to produce neopolyol esters at Oberhausen, Germany. The plant supplies the growing specialty lubricants markets in Europe, Africa and the Middle East.

     Ticona and its Asian partners broke ground in July 2003 for a new polyacetal plant in China, a major growth market for engineering plastics. The new plant is expected to start operations in the second quarter of 2005.

CELANESE IS ENHANCING THE VALUE OF ITS PORTFOLIO OF BUSINESSES

     Celanese continues to optimize its business portfolio to focus on businesses in which it can achieve market, cost and technology leadership over the long term. Celanese took major steps in 2003 to find solutions for several noncore and underperforming businesses. In September, Celanese reached an agreement to sell its acrylates business to The Dow Chemical Company or Dow. The transaction was completed in February 2004. In October 2003, European Oxo GmbH, Celanese's European oxo chemicals joint venture with Degussa AG, began operations. This joint venture combines Celanese's and Degussa's commercial, technical and operational C3-oxo business activities. In December 2003, Celanese divested its nylon business in the Technical Polymers Ticona segment to BASF Aktiengesellschaft or BASF. Celanese is exploring options to extract greater value from its Nutrinova food ingredients business in the Performance Products segment. These options could include joint ventures or a partial or full sale.

CELANESE IS STRIVING FOR COST AND PRODUCTIVITY LEADERSHIP BY SEEKING TO REDUCE ITS RELIANCE ON U.S. GULF COAST NATURAL GAS AND BY USING A NUMBER OF TOOLS, SUCH AS SIX SIGMA, TO INCREASE OPERATIONAL EXCELLENCE

     Celanese is continually seeking opportunities to reduce its consumption of high-cost U.S. Gulf Coast natural gas. In July 2003, it announced that it will purchase most of its North American internal methanol requirements from Southern Chemical Corporation beginning in 2005 under a multi-year agreement. The methanol will be produced from natural gas at a facility in Trinidad at a lower cost. In addition, Celanese is engaged in several projects and process technology improvements focused on energy reduction.

     Celanese also uses best practices to reduce costs and increase equipment reliability in maintenance and project engineering. Advanced process control projects help to generate significant savings in energy and raw materials while increasing yields in production units. Most significantly, Six Sigma, a structured process based on statistics for achieving greater productivity and growth, has become a pervasive and important tool in both operations and administration for projects ranging from lowering costs to increasing capacity and from reducing working capital to minimizing capital expenditures required for expansion.

CELANESE HAS A POLICY OF SOUND FINANCIAL POSITION

     In 2003, Celanese further strengthened its financial position. As the result of favorable currency movements, strong cash flow management and cash from insurance recoveries, Celanese reduced its debt in 2003. Celanese contributed E115 million to its U.S. qualified pension plan in 2003 as part of its goal to close the gap between plan assets and obligations. In addition, strong cash generation enabled Celanese to pay a E0.44 per share 2002 dividend and complete a share buyback of 2 percent of outstanding shares in April 2003.

THE SUCCESS OF THE BCP CRYSTAL OFFER MAY HAVE AN EFFECT ON CELANESE'S STRATEGY

     BCP Crystal has indicated in its offer document that it agrees with management's current strategy and would continue to support Celanese's management. However, it also indicated that, upon successful completion of the offer, it intends to review Celanese's assets, corporate structure, capitalization, operations, policies management and personnel to determine what changes, if any, would be desirable. As a result of this review or in light of future developments, according to the offer document, BCP crystal may then reconsider its current intentions and views and may attempt to make any changes that it deems necessary or appropriate with respect to Celanese to the extent permitted by law.

BUSINESS SEGMENTS

  CHEMICAL PRODUCTS

     The Chemical Products segment consists of six business lines: Acetyls, Acetyl Derivatives and Polyols, Polyvinyl Alcohol, Emulsions, Specialties, and other chemical activities. All business lines in this segment mainly conduct business using the "Celanese" trade name, except Polyvinyl Alcohol, which uses the trademark Celvol(R), and Emulsions, which uses the trademarks Mowilith(R) and Celvolit(R). The following table lists key products and their major end use markets.

-----------------------------------------------    -----------------------------------------------
KEY CHEMICAL PRODUCTS                              MAJOR END USE MARKETS
-----------------------------------------------    -----------------------------------------------
 Methanol                                          Formaldehyde and Acetic Acid
-----------------------------------------------    -----------------------------------------------
 Acetic Acid                                       Vinyl Acetate Monomer, Acetic Anhydride and
                                                    Purified Terephthalic Acid or PTA, an
                                                    intermediate used in the production of
                                                    polyester resins, films and fibers
-----------------------------------------------    -----------------------------------------------
 Acetic Anhydride                                  Cellulose Acetate and Pharmaceuticals
-----------------------------------------------    -----------------------------------------------
 Vinyl Acetate Monomer                             Paints, Adhesives, Paper Coatings, Films and
                                                    Textiles
-----------------------------------------------    -----------------------------------------------
 Acetate Esters                                    Coatings, Inks
-----------------------------------------------    -----------------------------------------------
 Oxo Alcohols                                      Plasticizers, Acrylates, Esters, Solvents and
                                                    Inks
-----------------------------------------------    -----------------------------------------------
 Polyvinyl Alcohol                                 Adhesives, Building Products, Paper Coatings,
                                                    Films and Textiles
-----------------------------------------------    -----------------------------------------------
 Emulsions                                         Water-Based Quality Surface Coatings,
                                                    Adhesives, Non-Woven Textiles
-----------------------------------------------    -----------------------------------------------
 Emulsion Powders                                  Building Products
-----------------------------------------------    -----------------------------------------------
 Carboxylic Acids                                  Lubricants, Detergents and Specialties
-----------------------------------------------    -----------------------------------------------
 Amines                                            Agricultural Products and Water Treatments
-----------------------------------------------    -----------------------------------------------

  Business Lines

     Acetyls.  The acetyls business line produces:

        o Methanol, principally used internally in the production of acetic acid and formaldehyde. The balance is sold to the merchant market.

        o Acetic acid, used to manufacture vinyl acetate monomer and other acetyl derivatives. Celanese manufactures acetic acid for its own use, as well as for sale to third parties, including producers of purified terephthalic acid, or PTA, and to other participants in the acetyl derivatives business.

        o Vinyl acetate monomer, used in a variety of adhesives, paints, films, coatings and textiles. Celanese manufactures vinyl acetate monomer for its own use, as well as for sale to third parties.

        o Acetic anhydride, a raw material used in the production of cellulose acetate, detergents and pharmaceuticals.

        o Acetaldehyde, a major feedstock for the production of polyols. Acetaldehyde is also used in other organic compounds such as pyridines, which are used in agricultural products.

     Celanese is a leading global producer of acetic acid and the world's leading producer of vinyl acetate monomer according to the Tecnon Orbichem's Acetic Acid and Vinyl Acetate 1999-2009 World Survey. According to data from the CMAI 2002-2003 World Methanol Analysis, Celanese is the largest producer of methanol in North America.

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

     Celanese's production of acetyl products employs leading proprietary and licensed technologies, including Celanese's proprietary AO Plus(TM) acid-optimization technology for the production of acetic acid and VAntage(TM) vinyl acetate monomer technology. AO Plus enables plant capacity to be increased with minimal investment, while VAntage enables significant increases in production efficiencies, lower operating costs and increases in capacity at 10 to 15 percent of the cost of building a new plant.

     Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, formaldehyde and other chemicals, which in turn are used in the manufacture of paints, coatings, adhesives, and other products.

     Many acetyl derivatives products are derived from Celanese's production of acetic acid and oxo alcohols. Primary products are:

        o Ethyl acetate, an acetate ester that is a solvent used in coatings, inks and adhesives and in the manufacture of photographic films and coated papers;

        o Butyl acetate, an acetate ester that is a solvent used in inks, pharmaceuticals and perfume;

        o Propyl acetate, an acetate ester that is a solvent used in inks, lacquers and plastics;

        o Methyl ethyl ketone, a solvent used in the production of printing inks and magnetic tapes;

        o Butyric acid, an intermediate for the production of esters used in artificial flavors;

        o Propionic acid, an organic acid used to protect and preserve grain;
          and

        o Formic acid, an organic acid used in textile dyeing and leather tanning.

     Polyols and formaldehyde products are derivatives of methanol and are made up of the following products:

        o Formaldehyde, primarily used to produce adhesive resins for plywood, particle board, polyacetal engineering resins and a compound used in making polyurethane;

        o Polyol products such as pentaerythritol, used in coatings and synthetic lubricants; trimethylolpropane, used in synthetic lubricants; neopentyl glycol, used in powder coatings; and 1,3 butylene glycol, used in flavorings and plasticizers.

     Oxo alcohols and intermediates are produced from propylene and ethylene and include:

        o Butanol, used as a solvent for lacquers, dopes and thinners, and as an intermediate in the manufacture of chemicals, such as butyl acrylate;

        o Propanol, used as an intermediate in the production of amines for agricultural chemicals, and as a solvent for inks, resins, insecticides and waxes;

        o Synthesis gas, used as an intermediate in the production of oxo alcohols and specialties.

     Acetyl derivatives and polyols are commodity products characterized by cyclicality in pricing. The principal raw materials used in the acetyl derivatives business line are acetic acid, various alcohols, methanol, acetaldehyde, propylene, ethylene and synthesis gas. Celanese manufactures many of these raw materials for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business. Celanese purchases propylene and ethylene from a variety of sources. Celanese manufactures acetaldehyde for its European production, but it purchases all its acetaldehyde requirements for its North American operations from Petroleos Mexicanos, the Mexican national oil company. Petroleos Mexicanos has been a reliable supplier. Acetaldehyde is also available from other sources.

     Polyvinyl Alcohol. Polyvinyl alcohol is a performance chemical engineered to satisfy particular customer requirements. It is used in adhesives, building products, paper coatings, films and textiles. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Prices vary depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore, regional economies and supply and demand balances affect the level of competition in other regions. According to Stanford Research International's December 2003 report on PVOH, Celanese is the largest North American producer of polyvinyl alcohol and the second largest producer in the world.

     Emulsions. Celanese purchased the emulsions business of Clariant AG on December 31, 2002. The products in this business are sold under the Mowilith(R) and Celvolit(R) brands and include conventional emulsions, high-pressure vinyl acetate ethylene emulsions, and powders. Emulsions are made from vinyl acetate monomer, acrylate esters and styrene. Emulsions are a key component of water-based quality surface coatings, adhesives, non-woven textiles and other applications. According to Kline & Co., a chemicals industry consultant, based on sales the business held a number two position in emulsions (excluding SBRs) in Europe and a number one position in European VAM-based emulsions in 2001.

     Specialties.  The specialties business line produces:

        o Carboxylic acids such as pelargonic acid, used in detergents and synthetic lubricants, and heptanoic acid, used in plasticizers and synthetic lubricants;

        o Amines such as methyl amines, used in agrochemicals, monoisopropynol amines, used in herbicides, and butyl amines, used in the treatment of rubber and in water treatment; and

        o Oxo derivatives and special solvents, such as crotonaldehyde, which is used by the Performance Products segment for the production of sorbates, as well as raw materials for the fragrance and food ingredients industry.

     The prices for these products are relatively stable due to long-term contracts with customers whose industries are not generally subject to the cyclical trends of commodity chemicals.

     The primary raw materials for these products are olefins and ammonia, which are purchased from world market suppliers based on international prices.

     In March 2002, Celanese formed Estech, a venture with Hatco Corporation, a leading producer of synthetic lubricants, for the production and marketing of neopolyol esters or NPEs. This venture, in which Celanese holds a 51 percent interest, built and operates a 7,000 metric ton per year NPE plant at Celanese's Oberhausen, Germany site. The plant came on stream in the fourth quarter of 2003. Neopolyol esters are used as base stocks for synthetic lubricants in refrigeration, automotive, aviation and industrial applications, as well as in hydraulic fluids. Celanese supplies Estech with carboxylic acids and polyols, the main raw materials for producing NPEs.

     Celanese contributed its commercial, technical and operational C3-oxo business activities in Oberhausen, Germany to European Oxo GmbH, Celanese's European oxo chemicals joint venture with Degussa AG. The joint venture began operations in October 2003.

  Facilities

     The Chemical Products segment has production sites in the United States, Canada, Mexico, Singapore, Spain, Sweden, Slovenia and Germany. The emulsions business line also has tolling arrangements in the United Kingdom, France and Greece. Celanese also participates in a joint venture in Saudi Arabia that produces methanol and MTBE. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets, such as China. As a result, Celanese plans to shut down its formaldehyde unit in Edmonton, Alberta, Canada during 2004. Celanese announced plans to build a 600,000 metric ton acetic acid plant in Nanjing, China, which is expected to come on stream in late 2005 or early 2006.

  Capital Expenditures

     The Chemical Products segment's capital expenditures were E96 million, E106 million, and E70 million for the years 2003, 2002 and 2001, respectively. The capital expenditures incurred during the last three years related primarily to efficiency and safety improvement-related items associated with the normal operations of the business, as well as spending for a new plant for synthesis gas, an important raw material for the production of oxo alcohols and specialties, at Celanese's Oberhausen site. The new plant, which will supply European Oxo GmbH and Celanese, came on stream in the third quarter of 2003 and is expected to improve reliability and reduce production costs. Capital expenditures in 2003 also included the integration of a company-wide SAP system.

  Markets

     The following table illustrates net sales by destination of the Chemical Products segment by geographic region for the years ended December 31, 2003, 2002 and 2001.

      NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION -- CHEMICAL PRODUCTS

                                                    YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------
                                           2003              2002              2001
                                      ---------------   ---------------   ---------------
                                               % OF              % OF              % OF
                                        E     SEGMENT     E     SEGMENT     E     SEGMENT
                                      -----   -------   -----   -------   -----   -------
                                               (IN MILLIONS, EXCEPT PERCENTAGES)
                                      ---------------------------------------------------
North America.......................  1,046     39%     1,100     44%     1,273     47%
Europe/Africa.......................  1,047     40%       865     35%       958     35%
Asia/Australia......................    462     18%       442     18%       411     15%
Rest of World.......................     73      3%        75      3%        81      3%

     The Chemical Products segment markets its products both directly to customers and through distributors. It also utilizes a number of "e-channels", including its website at www.chemvip.com, as well as system to system linking through its industry portal, Elemica.

     In the acetyls business line, the methanol market is regional and highly dependent on the demand for products made from methanol. In addition to its own demands for methanol, Celanese's production is sold to a few regional customers who are manufacturers of chemical intermediates and to a lesser extent, by manufacturers in the wood products industry. Celanese typically enters into short-term contracts for the sale of methanol. Acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

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

     Acetyl derivatives and polyols are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of acetyl derivatives are primarily engaged in the production of paints, coatings and adhesives. In addition to its own demand for acetyl derivatives to produce cellulose acetate, Celanese sells acetyl derivatives to other participants in the cellulose acetate industry. Celanese manufactures formaldehyde for its own use as well as for sale to a few regional customers that include manufacturers in the wood products and chemical derivatives industries. The sale of formaldehyde is based on both long and short term agreements. Polyols are sold globally to a wide variety of customers, primarily in the coatings and resins and the specialty products industries. Oxo products are sold to a wide variety of customers, primarily in the construction and automotive industries. The oxo market is characterized by oversupply and numerous competitors.

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

  Competition

     Principal competitors of Celanese in the Chemical Products segment include Acetex Corporation, Air Products and Chemicals, Inc., Atofina S.A., BASF, Borden Chemical, Inc., BP p.l.c. ("BP"), Chang Chun Petrochemical Co., Ltd., Daicel, Dow, Eastman Chemical Corporation ("Eastman"), E. I. Du Pont de Nemours and Company ("DuPont"), Methanex Corporation ("Methanex"), Millennium Chemicals Inc. ("Millennium"), Nippon Goshei, Perstorp Inc., Rohm & Haas Company, Showa Denko K.K., and Kuraray Co. Ltd.

  ACETATE PRODUCTS

     The Acetate Products segment consists of two major business lines, acetate filter products and acetate filament. Both these business lines use the "Celanese" brand to market their products. The following table lists key products of the Acetate Products segment and their major markets.

-----------------------------------------------        -----------------------------------------------
KEY ACETATE PRODUCTS                                   MAJOR MARKETS
-----------------------------------------------        -----------------------------------------------
 Acetate Tow                                           Cigarette Filters
-----------------------------------------------        -----------------------------------------------
 Acetate Filament                                      Fashion Apparel, Linings and Home Furnishings
-----------------------------------------------        -----------------------------------------------

  Business Lines

     Products from the two major business lines are found in cigarette filters, fashion apparel, linings and home furnishings. According to the 2002 Stanford Research Institute International Chemical Economics Handbook, Celanese is the world's leading producer of acetate fibers, including production of its joint ventures in Asia.

     Celanese produces acetate flake by processing wood pulp with acetic anhydride. Celanese purchases wood pulp that is made from reforested trees from major suppliers and produces acetic anhydride internally. The acetate flake is then further processed into acetate fiber in the form of a tow band or filament.

     The acetate filter products business line produces acetate tow, which is used primarily in cigarette filters. The acetate tow market continues to be characterized by stability and slow growth.

     Celanese has a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. Additionally, in 2003, 21 percent of Celanese's sales of acetate tow were sold to the state-owned tobacco enterprises, the largest single market for acetate tow in the world. As demand for acetate tow in China exceeds local supply, Celanese and its Chinese partners have agreed to expand capacity at their three manufacturing joint ventures. Although increases in manufacturing capacity of the joint ventures will reduce, beginning in 2005, the volume of Celanese's future direct sales of cellulose acetate tow to China, the dividends paid by the joint ventures to Celanese are projected to increase once the expansions are complete in 2007.

     The acetate filament business line is a supplier to the textile industry. Demand for acetate filament is dependent on fashion trends and the world economy. Although the popularity of knit garments in the U.S. fashion industry has had a positive effect on demand for acetate filament, global demand for lining and shell material has declined due to fashion trends, such as the prevalence of casual office wear. In addition, market conditions in North America and Asia have significantly affected the global textile business and negatively affected consumption of all fibers, including acetate. Product substitution from acetate filament to polyester fibers and other filaments has also occurred. Celanese continues to work more closely with downstream apparel manufacturers and major retailers to increase awareness of acetate's suitability for high-end fashion apparel due to its breathable and luxurious qualities.

     The Acetate Products segment is continuing its cost reduction and operations improvement efforts. These efforts are directed toward reducing costs while achieving higher productivity of employees and equipment. In addition to restructuring activities undertaken in prior periods, Celanese outsourced the operation and maintenance of its utility operations at the Narrows, Virginia and Rock Hill, South Carolina plants in 2003. Celanese also announced the closure of its Charlotte, North Carolina administrative and research and development facility; these functions will be relocated to the Rock Hill and Narrows locations in 2004. Celanese is continuing to assess its worldwide acetate production capacity, and it is probable that Celanese will close certain facilities in the latter half of this decade.

  Facilities

     The Acetate Products segment has production sites in the United States, Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China.

  Capital Expenditures

     The Acetate Products segment's capital expenditures were E34 million, E31 million, and E35 million for the years 2003, 2002 and 2001, respectively. The capital expenditures incurred during these years related primarily to efficiency, environmental and safety improvement-related items associated with the normal operations of the business. Capital expenditures in 2003 also included the integration of a company-wide SAP system.

  Markets

     The following table illustrates the destination of the net sales of the Acetate Products segment by geographic region for the years ending December 31, 2003, 2002 and 2001.

       NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION -- ACETATE PRODUCTS

                                                     YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------
                                              2003            2002            2001
                                          -------------   -------------   -------------
                                                 % OF            % OF            % OF
                                           E    SEGMENT    E    SEGMENT    E    SEGMENT
                                          ---   -------   ---   -------   ---   -------
                                                (IN MILLIONS, EXCEPT PERCENTAGES)
                                          ---------------------------------------------
North America...........................  167     29%     199     30%     253     33%
Europe/Africa...........................  169     29%     177     26%     166     22%
Asia/Australia..........................  228     40%     272     41%     321     42%
Rest of World...........................   14      2%      22      3%      22      3%

     Sales in the acetate filter products industry are principally to the major tobacco companies that account for a majority of worldwide cigarette production. Celanese's contracts with most of its customers, including its largest customer, with whom it has a long-standing relationship, are entered into on an annual basis. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate tow prices in the industry as a whole.

     In the acetate filament industry, Celanese's sales are made to textile companies that range in size from the largest in the industry to others which are quite small. The textile companies either weave or knit the acetate filament yarns to produce greige fabrics. The greige fabrics are then dyed and finished, either by the greige fabrics manufacturer or by converters who buy the fabrics and contract with dyeing and finishing companies to process the fabrics. The finished fabrics are sold to manufacturers who cut and sew the fabrics into apparel for retail stores.

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

     Celanese is participating in the expanding Asian filament market through its marketing alliance with Teijin Limited. Teijin agreed to assist Celanese with qualifying its acetate filament with customers beginning in January 2002 and Celanese has successfully transitioned a majority of that business. Teijin discontinued acetate filament production in March 2002.

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

-----------------------------------------------    -----------------------------------------------
KEY TICONA PRODUCTS                                MAJOR MARKETS
-----------------------------------------------    -----------------------------------------------
 Hostaform(R)/Celcon(R) (Polyacetals)              Automotive, Electronics, Consumer Products and
                                                    Medical
-----------------------------------------------    -----------------------------------------------
 GUR(R) (Ultra High Molecular Weight               Profiles, Battery Separators, Industrial
 Polyethylene or PE-UHMW)                          Specialties. Filtration, Coatings and Medical
-----------------------------------------------    -----------------------------------------------
 Celanex(R)/Vandar(R)/Riteflex(R)/Impet(R)         Electrical, Electronics, Automotive, Appliances
 (Polyester Engineering Resins)                     and Consumer Products
-----------------------------------------------    -----------------------------------------------
 Vectra(R) (Liquid Crystal Polymers)               Electronics, Telecommunications, Medical and
                                                    Consumer Products
-----------------------------------------------    -----------------------------------------------
 Fortron(R)* (Polyphenylene Sulfide or PPS)        Electronics, Automotive and Industrial
-----------------------------------------------    -----------------------------------------------
 Celstran(R), Compel(R) (long fiber reinforced     Automotive and Industrial
 thermoplastics)
-----------------------------------------------    -----------------------------------------------

---------------

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

     Ticona is an innovation-oriented business. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer's applications. For example, Ticona has worked closely with fuel system suppliers to develop an acetal copolymer with the chemical and impact resistance necessary to withstand exposure to hot diesel fuels in the new generation of common rail diesel engines. The product can also be used in automotive fuel sender units where it remains stable at the high operating temperatures present in direct-injection diesel engines. Ticona is also developing products such as Topas(R), a metallocene catalyst based cycloolefin copolymer, or COC. Topas is developing markets and applications where transparency, high temperature resistance and water vapor barrier properties are key requirements.

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

  Product Lines

     Polyacetals are sold under the trademarks Celcon(R) in North America and Hostaform(R) in Europe and the rest of the world. Polyplastics and Korea Engineering Plastics, in which Ticona holds 45 and 50 percent ownership interests, respectively, are leading suppliers of polyacetals and other engineering resins in the Asia/ Pacific region. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as keyboards, ski bindings, and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona currently purchases formaldehyde and methanol in the United States from Celanese's Chemical Products segment and, in Europe, manufactures formaldehyde from purchased methanol.

     GUR(R), an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and prostheses. The basic raw material for GUR is ethylene.

     Polyesters such as Celanex(R) polybutylene terephthalate, or PBT, and Vandar(R), a series of PBT-polyester blends, are used in a wide variety of automotive, electrical and consumer applications, including ignition system parts, radiator grilles, electrical switches, appliance housings, boat fittings and perfume bottle caps. Impet-Hi(TM) polyethylene terephthalate, or PET, is a polyester which exhibits rigidity and strength useful in large injection molded part applications, as well as high temperature resistance in automotive or electrical/ electronic applications. Riteflex(R) is a co-polyester which adds flexibility to the range of high performance properties offered by Ticona's other products. Raw materials for polyesters vary. Base monomers, such as dimethyl terephthalate or DMT and PTA, are widely available with pricing dependent on broader polyester fiber and packaging resins market conditions. Smaller volume specialty co-monomers for these products are typically supplied by a few companies.

     Liquid crystal polymers, or LCPs, such as Vectra(R), are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron(R), a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat and/or chemical resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications. Fortron is manufactured by Fortron Industries, Ticona's 50-50 joint venture with Kureha Chemicals Industry of Japan. Celstran(R) and Compel(R) are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics.

  Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany and the United States, as well as additional compounding facilities in Brazil. Ticona's Kelsterbach, Germany production site is located in close proximity to one of the sites being considered for a new runway under the Frankfurt airport's expansion plans. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the state government and the owner of the airport promote the expansion of this option, it is uncertain whether this option is in accordance with applicable laws. Neither the final outcome of this matter nor its timing can be predicted at this time.

  Capital Expenditures

     Ticona's capital expenditures were E49 million, E66 million, and E96 million for the years 2003, 2002 and 2001, respectively. Ticona had expenditures in each of these three years relating primarily to efficiency and safety improvement-related items associated with the normal operations of the business. In addition, Ticona had expenditures in 2001 and 2002 for significant capacity expansions at its Bishop, Texas and Shelby, North Carolina sites. Ticona doubled its U.S. capacity for GUR PE-UHMW by building a new 30,000 metric tons per year facility in Bishop, Texas, replacing the existing plant in Bayport, Texas. The new plant came on stream in the third quarter of 2002. Ticona is expanding its Oberhausen GUR PE-UHMW capacity by 10,000 metric tons per year. This expansion is expected to come on stream in 2004. In the fourth quarter of 2002, Ticona increased capacity by 6,000 metric tons at its polyacetals facility in Kelsterbach, Germany and commenced a further increase of 17,000 metric tons, which will come on stream in 2004. The capital expenditures for 2003 also include construction of a new administrative building in Florence, Kentucky and integration of a company-wide SAP system.

  Markets

     The following table illustrates the destination of the net sales of the Technical Polymers Ticona segment by geographic region for the years ending December 31, 2003, 2002 and 2001.

   NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION -- TECHNICAL POLYMER TICONA

                                                     YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------
                                              2003            2002            2001
                                          -------------   -------------   -------------
                                                 % OF            % OF            % OF
                                           E    SEGMENT    E    SEGMENT    E    SEGMENT
                                          ---   -------   ---   -------   ---   -------
                                                (IN MILLIONS, EXCEPT PERCENTAGES)
                                          ---------------------------------------------
North America...........................  310     45%     339     48%     353     50%
Europe/Africa...........................  330     49%     318     46%     317     45%
Asia/Australia..........................   17      3%      19      3%      14      2%
Rest of World...........................   18      3%      20      3%      22      3%

     Ticona's sales in the Asian market are made through its joint ventures, Polyplastics, Korea Engineering Plastics and Fortron Industries, which are accounted for under the equity method and therefore not included in Ticona's consolidated net sales. If Ticona's portion of the sales made by these joint ventures were included in the chart above, the percentage of sales sold in Asia/Australia would be substantially higher. A number of Ticona's polyacetals customers, particularly in the appliance, electrical components, toys and certain sections of the electronics/telecommunications fields, have moved tooling and molding operations to Asia, particularly southern China. To meet the expected increased demand in this region, Ticona, along with Polyplastics, Mitsubishi Gas Chemical Company Inc., and Korea Engineering Plastics agreed on a joint venture to construct and operate a world-scale 60,000 metric ton polyacetals facility in China. When completed, Ticona will indirectly own an approximate 38 percent interest in this joint venture. Work on the new facility commenced in July 2003, and the new plant is expected to start operations in the second quarter of 2005.

     Ticona's principal customers are suppliers to the automotive industries as well as industrial suppliers. These customers primarily produce engineered products, and Ticona works closely with its customers to assist them to develop and improve specialized applications and systems. Ticona has long-standing relationships with most of its major customers, but it also uses distributors for most of its major products, as well as a number of electronic channels, such as its BuyTiconaDirect(TM) on-line ordering system, and other electronic marketplaces to reach a larger customer base. For most of Ticona's product lines, contracts with customers typically have a term of one to two years. A significant swing in the economic conditions of the end markets of Ticona's principal customers could significantly affect the demand for Ticona's products.

  Competition

     Ticona's principal competitors include BASF, Bayer AG, DuPont, General Electric Company and Solvay S.A. Smaller regional competitors include Asahi Kasei Corporation, DSM NV, Mitsubishi Plastics, Inc., Chevron Phillips Chemical Company, L.P., Braskem S.A., Teijin and Toray Industries Inc.

  PERFORMANCE PRODUCTS

     The Performance Products segment consists of the food ingredients business conducted by Nutrinova.

     This business uses its own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

-----------------------------------------------        -----------------------------------------------
KEY PERFORMANCE PRODUCTS                               MAJOR MARKETS
-----------------------------------------------        -----------------------------------------------
 Sunett(R) (Acesulfame-K)                              Beverages, Confections, Dairy Products and
                                                        Pharmaceuticals
-----------------------------------------------        -----------------------------------------------
 Sorbates                                              Dairy Products, Baked Goods, Beverages, Animal
                                                        Feeds, Spreads and Delicatessen Products
-----------------------------------------------        -----------------------------------------------

  Business Lines

     Nutrinova's food ingredients business consists of the production and sale of high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates, as well as the resale of dietary fiber products worldwide and the resale of other food ingredients in Japan, Australia, Mexico and the United States.

     Acesulfame-K, a high intensity sweetener marketed under the trademark Sunett, is used in a variety of beverages, confections and dairy products throughout the world. The primary raw materials for this product are diketene and sulfur trioxide. Sunett pricing for targeted applications reflects the value added in the precision formulations and extensive technical services provided. Nutrinova's strategy is to be the most reliable and highest quality producer of this product, to develop new applications for the product and to expand into new markets. Nutrinova maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe and the United States. Nutrinova's European and U.S. patents for making Sunett expire in 2005.

     Nutrinova's food protection ingredients are used in foods, beverages and personal care products. The primary raw materials for these products are ketene and crotonaldehyde. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

  Facilities

     Nutrinova has production facilities in Germany, as well as sales and distribution facilities in all major world markets.

  Capital Expenditures

     The Performance Products segment's capital expenditures were E2 million, E4 million, and E2 million for the years 2003, 2002 and 2001, respectively. The capital expenditures incurred during these years related to efficiency and safety improvement items associated with the normal operation of the business.

  Markets

     The following table illustrates the destination of the net sales of the Performance Products segment by geographic region for the years ending December 31, 2003, 2002 and 2001.

     NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION -- PERFORMANCE PRODUCTS

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                                 2003            2002            2001
                                             -------------   -------------   -------------
                                                    % OF            % OF            % OF
                                              E    SEGMENT    E    SEGMENT    E    SEGMENT
                                             ---   -------   ---   -------   ---   -------
                                                   (IN MILLIONS, EXCEPT PERCENTAGES)
                                             ---------------------------------------------
North America..............................  65      43%     60      37%     57      36%
Europe/Africa..............................  52      35%     58      36%     58      37%
Asia/Australia.............................  25      17%     27      17%     26      16%
Rest of World..............................   8       5%     16      10%     18      11%

     Nutrinova directly markets Sunett(R) primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term and annual contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry. Nutrinova is currently developing markets and new applications for its omega-3 fatty acid, docosahexanoeic acid, Nutrinova -- DHA(TM). Potential application areas include functional foods and beverages, dietary supplements, clinical nutrition and pharmaceutical end-uses.

  Competition

     The principal competitors for Nutrinova's Sunett sweetener are Holland Sweetener Company, The Nutrasweet Company, Ajinomoto Co., Inc. and several Chinese manufacturers. In sorbates, Nutrinova competes with Nantong AA, Daicel, Chisso Corporation, Yu Yao/Ningbo, Yancheng AmeriPac and other Japanese and Chinese manufacturers of sorbates.

OTHER ACTIVITIES

     Other Activities includes revenues mainly from the captive insurance companies, Celanese Ventures GmbH, Celanese Advanced Materials, Inc., as well as corporate activities, several service companies and other ancillary businesses, which do not have significant sales.

     Celanese's two wholly-owned captive insurance companies are a key component of Celanese's global risk management program, as well as a form of self insurance for the property, liability and workers compensation risks of Celanese. The captive insurance companies issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The captive insurance companies issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the board of management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the captive insurance companies also insures certain third party risks.

     Celanese Ventures promotes research projects that lie outside Celanese's principal businesses or, due to their long-term perspective and widely-spread application possibilities, cannot be operated by the principal businesses alone. Celanese Ventures is presently active in developing high temperature membrane electrode assemblies or MEAs for fuel cells, and it inaugurated the world's first pilot plant for MEAs at the Celanese's Frankfurt site. Celanese Ventures is also developing new catalysts for high performance polymers. Celanese Advanced Materials consists of the high performance polymer PBI and the Vectran(R) polymer fiber product lines.

ACQUISITIONS AND DIVESTITURES

CELANESE ACQUIRED THE FOLLOWING BUSINESSES:

     o As a part of its strategy of forward integration, Celanese purchased the European emulsions and global emulsion powders business of Clariant AG on December 31, 2002 valued at E147 million.

CELANESE DIVESTED THE FOLLOWING BUSINESSES:

     o In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004.

     o In December 2003, the Ticona segment completed the sale of its nylon business line to BASF.

     o Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie") to Trienekens AG.

     o In December 2002, Celanese sold Trespaphan, its global oriented polypropylene film business, to a consortium consisting of the Dor-Moplefan Group and Bain Capital, Inc.

     o During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd.

     o In January 2001, Celanese sold its investment in Infraserv GmbH & Co. Muenchsmuenster KG to Ruhr Oel GmbH.

     o In January 2001, Celanese sold its CelActiv(TM) and Hoecat(R) catalyst business to Synetix.

     o In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG.

     o In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and Infraserv GmbH & Co. Hoechst KG.

     o In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

     For further information on the acquisitions and divestitures discussed above, see "Item 5. Operating and Financial Review and Prospects -- Summary of Consolidated Results -- 2003 Compared with 2002 -- Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001" and Note 7 to the Consolidated Financial Statements.

RAW MATERIALS AND ENERGY

     Celanese purchases a variety of raw materials from sources in many countries for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. However, some of Celanese's individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide and acetaldehyde. In 2003, a primary U.S. supplier of wood pulp to the Acetate Products segment shut down its pulp facility. This closure resulted in increased operating costs for expenses associated with qualifying wood pulp from alternative suppliers and significant increases in wood pulp inventory levels. Celanese has secured alternative sources of wood pulp supply. Although Celanese has been able to obtain sufficient supplies of raw materials, there can be no assurance that unforeseen developments will not affect Celanese's raw material supply. Even if Celanese has multiple sources of supply for a raw material, there can be no assurance that these sources can make up for the loss of a major supplier. Nor can there be any guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole supplier. In addition, the price of raw materials varies, often substantially, from year to year.

     A substantial portion of Celanese's products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change. For example, the volatility of prices for natural gas and ethylene (whose cost is in part linked to natural gas prices) has increased in recent years. Celanese's production facilities rely largely on coal, fuel oil, natural gas and electricity for energy. Most of the raw materials for Celanese's European operations are centrally purchased by a subsidiary of Celanese, which also buys raw materials on behalf of third parties. Celanese manages its exposure through the use of derivative instruments and forward purchase contracts for commodity price hedging, entering into long-term supply agreements, and multi-year purchasing and sales agreements. Celanese's policy, for the majority of its natural gas and butane requirements, allows entering into supply agreements and forward purchase or cash-settled swap contracts, generally for up to 24 months. During 2003, Celanese entered into forward purchase and cash-settled swap contracts for approximately 50 percent of its estimated natural gas requirements, generally for up to three to six months forward. As these forward contracts expire, Celanese may be exposed to future price fluctuations if the forward purchase contracts are not replaced, or if it elects to replace them, Celanese may have to do so at higher costs. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases. In the future, Celanese may modify its practice of purchasing a portion of its commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions.

RESEARCH AND DEVELOPMENT

     All of Celanese's businesses conduct research and development activities to increase competitiveness. Celanese's Technical Polymers Ticona and Performance Products segments in particular are innovation-oriented businesses that conduct research and development activities to develop new, and optimize existing, production technologies, as well as to develop commercially viable new products and applications.

     The Chemical Products segment has been focusing on improving core production technologies, such as improving catalyst development, and supporting both debottlenecking and cost reduction efforts.

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

     The research and development activities of the Performance Products segment are conducted at Nutrinova's Frankfurt, Germany location. They are directed towards expanding its existing technologies and developing new applications for existing products in close cooperation with its customers.

     Celanese's innovative products subsidiary, Celanese Ventures GmbH, promotes research projects that lie outside Celanese's core businesses or are in an early stage of development. Presently, Celanese Ventures is developing and marketing membrane-electrode assemblies for high temperature fuel cells. Another area of competency is high performance catalysts. Celanese Ventures captures the value of promising technologies with licensing and development agreements, as well as by selling to strategic investors those projects that no longer fit Celanese's long-term goals. Celanese Ventures operates research and development and pilot manufacturing facilities in Frankfurt, Germany and Charlotte, North Carolina.

     Research and development costs are included in expenses as incurred. Celanese's research and development costs for 2003, 2002 and 2001 were E79 million, E69 million and E82 million, respectively. For additional information on Celanese's research and development expenses, see "Item 5. Operating and Financial Review and Prospects -- Summary of Consolidated Results -- 2003 Compared with 2002."

INTELLECTUAL PROPERTY

     Celanese attaches great importance to patents, trademarks, copyrights and product designs in order to protect its investment in research and development, manufacturing and marketing. Celanese's policy is to seek the widest possible protection for significant product and process developments in its major markets. Patents may cover products, processes, intermediate products and product uses. Protection for individual products extends for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage.

     In most industrial countries, patent protection exists for new substances and formulations, as well as for unique applications and production processes. However, Celanese's continued growth strategy may bring it to regions of the world where intellectual property protection may be limited and difficult to enforce. Celanese maintains strict information security policies and procedures wherever it does business. Such information security policies and procedures include data encryption, controls over the disclosure and safekeeping of confidential information, as well as employee awareness training. Moreover, Celanese monitors its competitors and vigorously challenges patent and trademark infringement. For example, the Chemical Products segment maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe, Asia and the United States. Celanese is currently pursuing a number of matters relating to the infringement of its acetic acid patents. Some of Celanese's earlier acetic acid patents will expire in 2007; other patents covering acetic acid are presently pending.

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

ENVIRONMENTAL AND OTHER REGULATION

     Obtaining, producing and distributing many of Celanese's products involves the use, storage, transportation and disposal of toxic and hazardous materials. Celanese is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations, which address, among other things, the following:

     o Emissions to the air;

     o Discharges to surface and subsurface waters;

     o Other releases into the environment;

     o Generation, handling, storage, transportation, treatment and disposal of waste materials;

     o Maintenance of safe conditions in the workplace; and

     o Production, handling, labeling or use of chemicals used or produced by Celanese.

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

     In December 1997, the Conference of the Parties of the United Nations Framework Convention on Climate Change drafted the Kyoto Protocol, which would establish significant emission reduction targets for six gases considered to have global warming potential (referred to as greenhouse gases) and would drive mandatory reductions in developed nations subject to the Protocol. To date, the Protocol has not been adopted by enough of the larger, industrialized countries (defined in Annex I to the Protocol) to come into effect. The European Union or EU, including Germany and other countries where Celanese has interests, ratified the Kyoto Protocol in 2002 and is formulating applicable regulations. In July 2003 the Parliament of the European Union passed a regulation to implement one of the mechanisms of the Kyoto Protocol for all member states. Germany, like all EU member states, is required to enact a national regulation based on the EU regulation for emission trading. An emission trading system covering carbon dioxide emissions must be in place by January 1, 2005. The new regulation will affect Celanese AG power plants at the Kelsterbach, Oberhausen and Lanaken sites. In addition the power plants being operated by InfraServ entities are subject to this regulation. The governments of the member states are currently developing drafts of their national allocation plans for allowances. The draft plans are to be submitted to the European Commission by March 31, 2004.

     In 2002, President Bush announced new climate change initiatives for the U.S. Among the policies to be pursued is a voluntary commitment to reduce the "greenhouse gas intensity" of the U.S. economy by 18 percent within the next ten years. The Bush Administration is seeking to partner with various industrial sectors, including the chemical industry, to reach this goal. The American Chemistry Council, of which Celanese is a member, has committed to pursue additional reductions in greenhouse gas intensity toward an overall target of 18 percent by 2012, using 1990 emissions intensity as the baseline. Celanese currently emits carbon dioxide and smaller amounts of methane and experiences some losses of polyfluorinated hydrocarbons used as refrigerants. Celanese has invested and continues to invest in improvements to its processes that increase energy efficiency and decrease greenhouse gas intensity.

     It is Celanese's policy to comply with all environmental, health and safety requirements and to provide safe and environmentally sound workplaces for employees. In some cases, compliance can be achieved only by incurring capital expenditures. For example, various draft regulations under consideration in the United States, including the Miscellaneous Organic National Emissions Standards for Hazardous Air Pollutants regulations, and various approaches to regulating boilers and incinerators could impose additional requirements on Celanese's operations. Celanese's worldwide expenditures in 2003, including those with respect to third party and divested sites, for compliance with environmental control regulations and internal company initiatives totaled E71 million, of which E9 million was for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. Although Celanese cannot predict with certainty future expenditures, management believes that the current spending trends will continue.

     Other new or revised regulations may place additional requirements on the production, handling, labeling or use of some chemical products. Pursuant to a European Union regulation on Risk Assessment of Existing Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which Celanese produces, as well as competitors' products, such as styrene and 1,3-butadiene. These risk assessments entail a multi-stage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labelling requirements, should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until the end of 2004. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is not a probable human carcinogen and that labeling of end products should not be required but that, if it is, should only be at relatively high parts per million of residual

VAM levels in the end products. It is not possible for Celanese to predict the outcome or effect of any final ruling.

     Several recent studies have investigated possible links between formaldehyde exposure and various medical conditions, including leukemia. On the basis of these new studies, the International Agency for Research on Cancer or IARC has stated its intention to review whether it should change formaldehyde's classification from Group 2A (probable human carcinogen) to Group 1 (known human carcinogen). The results of IARC's review will be examined by government agencies with responsibility for setting worker and environmental exposure standards and labeling requirements. Celanese is a producer of formaldehyde and plastics derived from formaldehyde. Celanese, together with other producers and users, is evaluating these findings. Celanese cannot predict the final outcome or effect of any final ruling.

     Other recent initiatives will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese. These initiatives include the Voluntary Children's Chemical Evaluation Program and High Production Volume Chemical Initiative in the United States, as well as various European Commission programs, such as the new European Environment and Health Strategy, commonly known as SCALE, and the Proposal for the Registration, Evaluation and Authorization and Restriction of Chemicals or REACH. REACH, which was proposed by the European Commission in October 2003, will establish a system to register and evaluate chemicals manufactured or imported to the European Union. Depending on the final ruling, additional testing, documentation and risk assessments will occur for the chemical industry. This will affect European producers of chemicals as well as all chemical companies worldwide that export to member states of the European Union. The final ruling has not yet been decided.

     Depending on the outcome of the above-mentioned assessments in the United States and Europe, additional requirements may be placed on the production, handling, labeling or use of the subject chemicals. Such additional requirements could increase the cost incurred by Celanese's customers to use its chemical products and otherwise limit the use of these products, which could adversely affect the demand for these products.

     Celanese is subject to claims brought by United States federal or state regulatory agencies, regulatory agencies in other jurisdictions or private individuals regarding the cleanup of sites that Celanese owns, owned, operated or where waste from its operations was disposed, treated or recycled. In particular, Celanese has a potential liability under the United States Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, commonly known as Superfund, the United States Resource Conservation and Recovery Act, and related state laws, or regulatory requirements in other jurisdictions, or through obligations retained by contractual agreements for investigation and cleanup costs at approximately 50 sites. At many of these sites, numerous companies, including Celanese, or one of its predecessor companies, have been notified that the Environmental Protection Agency or EPA, state governing body or private individuals consider such companies to be potentially responsible parties under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites. Celanese regularly reviews the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or cleanup costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates. Expenditures for investigation, cleanup and related activities have been E5 million for the three years ended December 31, 2003, with expenditures in no year greater than E2 million.

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

     The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability that cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ company in question. In view of this potential obligation to eliminate residual contamination, the InfraServ companies in which Celanese has an interest, have recorded provisions totaling approximately E57 million as of December 31, 2003. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by Celanese in accordance with the demerger agreement. As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities. Likewise, in some circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to Infraserv companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     Some of Celanese's facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. With respect to its German sites, as with its other sites, Celanese records a provision for environmental matters when it is obligated by law, through irrevocable agreements with governmental authorities or through firm commitments, to remediate the facilities.

     Provisions are not recorded for potential soil contamination liability at facilities still under operation, as German law does not currently require such contamination to be remedied until the facility is closed and dismantled, unless the authorities otherwise direct. If Celanese were to terminate operations at one of its facilities or if German law were changed to require such removal or clean up, the cost could be material to Celanese. Celanese cannot accurately determine the ultimate potential liability for investigation and clean up at such sites. Celanese adjusts provisions as new remedial commitments are made. See Notes 25 and 26 to the Consolidated Financial Statements.

     It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on Celanese's business and financial results. As of December 31, 2003, Celanese has reserves of E126 million for environmental matters worldwide.

     In the demerger agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of E250 million. Hoechst will bear those liabilities exceeding E250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed E750 million. Celanese has made payments through December 31, 2003 of E36 million for environmental contamination liabilities in connection with the divestiture agreements. As of December 31, 2003, Celanese has reserves of E42 million for this contingency and may be required to record additional reserves in the future. See Notes 25 and 26 to the Consolidated Financial Statements.

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

ORGANIZATIONAL STRUCTURE

  SIGNIFICANT SUBSIDIARIES

     Celanese AG operates its global businesses through subsidiaries in Europe, North America and Asia, most of which are owned indirectly through a German holding company and wholly-owned subsidiary, Celanese Holding GmbH. Celanese Chemicals Europe GmbH and Ticona GmbH are owned directly by Celanese AG. In North America, many of the businesses are consolidated under Celanese Americas Corporation, a wholly-owned subsidiary which, through its wholly-owned subsidiary, CNA Holdings, Inc., directly or indirectly owns the North American operating companies. The table below sets forth Celanese's significant subsidiaries:

NAME OF COMPANY                                    COUNTRY OF INCORPORATION       PERCENTAGE OWNED
-----------------------------------------------------------------------------------------------------
Celanese Canada Inc.                             Canada                        100.00%
-----------------------------------------------------------------------------------------------------
Celanese Chemicals Europe GmbH                   Germany                       100.00%
-----------------------------------------------------------------------------------------------------
Celanese Holding GmbH                            Germany                       100.00%
-----------------------------------------------------------------------------------------------------
Nutrinova Nutrition Specialties & Food           Germany                       100.00%
  Ingredients GmbH
-----------------------------------------------------------------------------------------------------
Ticona GmbH                                      Germany                       100.00%
-----------------------------------------------------------------------------------------------------
Grupo Celanese SA                                Mexico                         99.88%
-----------------------------------------------------------------------------------------------------
Celanese Singapore Pte. Ltd.                     Singapore                     100.00%
-----------------------------------------------------------------------------------------------------
Celanese Acetate LLC                             USA                           100.00%
-----------------------------------------------------------------------------------------------------
Celanese Americas Corporation                    USA                           100.00%
-----------------------------------------------------------------------------------------------------
Celanese Ltd.                                    USA                           100.00%
-----------------------------------------------------------------------------------------------------
CNA Holdings, Inc.                               USA                           100.00%
-----------------------------------------------------------------------------------------------------
Ticona Polymers, Inc.                            USA                           100.00%

DESCRIPTION OF PROPERTY

     Celanese's principal executive offices are located in Kronberg/Taunus, Germany.

     As of December 31, 2003, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production and other facilities of Celanese throughout the world.

-------------------------------------------------------------------------------------------------
CORPORATE CENTER
-------------------------------------------------------------------------------------------------
SITE                          LEASED/OWNED                                PRODUCTS/FUNCTION
-------------------------------------------------------------------------------------------------
Kronberg/Taunus, Germany      Leased                                Administrative offices
-------------------------------------------------------------------------------------------------
CHEMICAL PRODUCTS
-------------------------------------------------------------------------------------------------
Bay City, Texas, USA          Owned                                 Butyl acetate
                                                                    Iso-butylacetate
                                                                    Propylacetate
                                                                    Vinyl acetate monomer
                                                                    Carboxylic acids
                                                                    n/i-Butyraldehyde
                                                                    Butyl alcohols
                                                                    Propionaldehyde,
                                                                    Propyl alcohol
-------------------------------------------------------------------------------------------------
Bishop, Texas, USA            Owned                                 Formaldehyde
                                                                    Methanol
                                                                    Pentaerythritol
                                                                    Polyols
-------------------------------------------------------------------------------------------------
Calvert City, Kentucky, USA   Owned                                 Polyvinyl alcohol
-------------------------------------------------------------------------------------------------
Cangrejera, Veracruz, Mexico  Owned                                 Acetic anhydride
                                                                    Acetone derivatives
                                                                    Ethyl acetate
                                                                    Vinyl acetate monomer
                                                                    Methyl amines
-------------------------------------------------------------------------------------------------
Clear Lake, Texas, USA        Owned                                 Acetic acid
                                                                    Vinyl acetate monomer
-------------------------------------------------------------------------------------------------
Edmonton, Alberta, Canada     Owned                                 Methanol
-------------------------------------------------------------------------------------------------
Frankfurt am Main, Germany    Owned by InfraServ GmbH & Co.         Acetaldehyde
                              Hoechst KG, in which Celanese holds   Butyl acetate
                              a 31.2 percent limited partnership    Vinyl acetate monomer
                              interest
-------------------------------------------------------------------------------------------------
Frankfurt am Main, Germany    Leased                                Conventional emulsions
                                                                    Emulsion powders
                                                                    Vinyl acetate ethylene
                                                                    emulsions
-------------------------------------------------------------------------------------------------
Oberhausen, Germany           Owned by InfraServ GmbH & Co.         Amines
                              Oberhausen KG, in which Celanese      Carboxylic Acids
                              holds an 84.0 percent limited         Neopentyl Glycols
                              partnership interest
-------------------------------------------------------------------------------------------------
Pampa, Texas, USA             Owned                                 Acetic acid
                                                                    Acetic anhydride
                                                                    Ethyl acetate
-------------------------------------------------------------------------------------------------
Pasadena, Texas, USA          Owned                                 Polyvinyl alcohol
-------------------------------------------------------------------------------------------------
Jurong Island, Singapore      Owned                                 Acetic acid
                                                                    Butyl acetate
                                                                    Ethyl acetate
                                                                    Vinyl acetate monomer
-------------------------------------------------------------------------------------------------
Koper, Slovenia               Owned                                 Conventional emulsions
-------------------------------------------------------------------------------------------------
Tarragona, Spain              Owned by Complejo Industrial Taqsa    Vinyl acetate monomer
                              AIE, in which Celanese holds a 15.0
                              percent share
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
CHEMICAL PRODUCTS
-------------------------------------------------------------------------------------------------
SITE                          LEASED/OWNED                                PRODUCTS/FUNCTION
-------------------------------------------------------------------------------------------------
Tarragona, Spain              Owned                                 Vinyl acetate ethylene
                                                                    emulsions
-------------------------------------------------------------------------------------------------
Tarragona, Spain              Leased                                Conventional emulsions
-------------------------------------------------------------------------------------------------
Perstorp, Sweden              Owned                                 Conventional emulsions
                                                                    Vinyl acetate ethylene
                                                                    emulsions
-------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
ACETATE PRODUCTS
-----------------------------------------------------------------------------------------------
SITE                        LEASED/OWNED                                PRODUCTS/FUNCTION
-----------------------------------------------------------------------------------------------
Edmonton, Alberta, Canada   Owned                                 Tow, Flake
-----------------------------------------------------------------------------------------------
Lanaken, Belgium            Owned                                 Tow
-----------------------------------------------------------------------------------------------
Narrows, Virginia, USA      Owned                                 Tow, Filament, Flake
-----------------------------------------------------------------------------------------------
Ocotlan, Jalisco, Mexico    Owned                                 Tow, Filament
-----------------------------------------------------------------------------------------------
Rock Hill, South Carolina,  Owned                                 Flake
  USA(1)
-----------------------------------------------------------------------------------------------

(1) Due to overcapacity of acetate flake, the Rock Hill plant operates at significantly less than commercial capacity.

-----------------------------------------------------------------------------------------------
TECHNICAL POLYMERS TICONA
-----------------------------------------------------------------------------------------------
SITE                        LEASED/OWNED                                PRODUCTS/FUNCTION
-----------------------------------------------------------------------------------------------
Auburn Hills, Michigan,     Leased                                Automotive Development Center
  USA
-----------------------------------------------------------------------------------------------
Bishop, Texas, USA          Owned                                 Celanex(R)
                                                                  GUR(R)
                                                                  Polyacetal Compounding
-----------------------------------------------------------------------------------------------
Florence, Kentucky, USA     Owned                                 Compounding
-----------------------------------------------------------------------------------------------
Kelsterbach, Germany        Owned by InfraServ GmbH & Co.         Celstran(R)Polyacetals
                            Kelsterbach KG, in which Celanese     Compounding
                            holds a 100.0% limited partnership
                            interest
-----------------------------------------------------------------------------------------------
Oberhausen, Germany         Owned by InfraServ GmbH & Co.         GUR
                            Oberhausen KG, in which Celanese      Norbornene
                            holds an 84.0% limited partnership    Topas(R)(2)
                            interest
-----------------------------------------------------------------------------------------------
Shelby, North Carolina,     Owned                                 LCP(3)
  USA                                                             PBT
                                                                  Compounding
-----------------------------------------------------------------------------------------------
Wilmington, North           Leased by a non-consolidated joint    Fortron(R) PPS
  Carolina, USA             venture, in which Celanese has a 50%
                            interest
-----------------------------------------------------------------------------------------------
Winona, Minnesota, USA      Owned                                 Celstran
-----------------------------------------------------------------------------------------------

(2) Technical Polymers Ticona's leased plant for its Topas cycloolefin copolymer in Oberhausen, Germany commenced production in September 2000. As Topas continues to undergo market development, the plant is operating at significantly less than commercial capacity. For further information on Topas, see "Information on the Company -- Technical Polymers Ticona."

(3) Technical Polymers Ticona completed a significant expansion of its Vectra LCP plant in Shelby, North Carolina in the second quarter of 2002. Continued depressed levels in the telecommunications industry, a principal market for Vectra, coupled with the increased capacity, has resulted in this plant operating at significantly less than commercial capacity.

-----------------------------------------------------------------------------------------------
PERFORMANCE PRODUCTS
-----------------------------------------------------------------------------------------------
SITE                        LEASED/OWNED                                PRODUCTS/FUNCTION
-----------------------------------------------------------------------------------------------
Frankfurt am Main, Germany  Owned by InfraServ GmbH & Co.         Sorbates
                            Hoechst KG, in which Celanese holds   Sunett(R)
                            a 31.2% limited partnership interest
-----------------------------------------------------------------------------------------------

     Polyplastics has its principal production facilities in Japan, Taiwan and Malaysia. Korea Engineering Plastics has its principal production facilities in South Korea. Celanese's Chemical Products segment has joint ventures with manufacturing facilities in Saudi Arabia and Germany and its Acetate Products segment has three joint ventures with production facilities in China.

     In 2003, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of E185 million. In 2002 and 2001, these expenditures amounted to E214 million and E213 million, respectively. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

     For information on environmental issues associated with Celanese's properties, see "Information on the Company -- Environmental and Other Regulation" and "Item 5. Operating and Financial Review and
Prospects -- Liquidity and Capital Resources -- Environmental Matters." Additional information with respect to Celanese's property, plant and equipment, and leases is contained in Notes 12 and 23 to the Consolidated Financial Statements.

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

  BASIS OF PRESENTATION

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst AG ("Hoechst"). Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

     The Consolidated Financial Statements reflect, for the periods indicated, the financial condition, results of operations and cash flows of Celanese and majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary (See discussion below for Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities). The Consolidated Financial Statements also have been presented to show separately the effects of discontinued operations. See "Summary of Consolidated Results -- 2003 Compared with 2002 -- Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001."

     The financial condition, results of operations and cash flows of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business. Special charges totaled E5 million of expense in 2003, E5 million of income in 2002 and E464 million of expense in 2001. For a further discussion of special charges, see "Summary by Business Segment -- 2003 Compared with 2002 -- Special Charges," "Summary of Consolidated Results -- 2003 Compared with 2002 -- Special Charges," "Summary by Business Segment -- 2002 Compared with 2001 -- Special Charges" and "Summary of Consolidated Results -- 2002 Compared with
2001 -- Special Charges."

     On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of E10 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

     In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

     Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. Prior to the adoption of SFAS No. 143, Celanese had E31 million of post closure liabilities included within environmental liabilities. As provided under SFAS No. 143, such amounts were reversed, and E36 million of asset retirement obligations were established. As a result, an after-tax transition charge of E1 million was recorded as a cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material. The effect of the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

     In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. As of December 31, 2003, Celanese has not identified any VIEs other than the VIE disclosed below.

     At December 31, 2003, Celanese recorded E35 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity is not expected to have a material impact on Celanese's future results of operations and cash flows.

     The European Commission announced a decision on October 1, 2003 regarding antitrust matters in the sorbates industry. The commission concluded that Hoechst and other producers operated a cartel between 1979 and 1996. Hoechst was fined E99 million related to this matter. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, successor to Hoechst's sorbates business, was assigned the obligation related to this matter. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital. Considering this accounting treatment and a previously recorded reserve of E15 million, Celanese recorded in 2003 a special charge of E84 million and a related contribution of capital of E39 million, net of tax. Hoechst appealed the ruling in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

MAJOR EVENTS IN 2003

     In 2003, Celanese took major steps to enhance the value of its businesses, invest in new production capacity in growth areas, reduce costs and increase productivity.

  OPTIMIZING THE PORTFOLIO

     o Agreed to sell its acrylates business to The Dow Chemical Company as part of its strategy to focus on core businesses; transaction completed in February 2004

     o Completed the joint venture of its European oxo businesses with Degussa

     o Sold its nylon business to BASF.

  INVESTING IN GROWTH AREAS

     o Received governmental approval and began preparations to build a world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives

     o Announced agreement with China National Tobacco Corporation to double capacities of three acetate tow plants in China, in which Celanese owns a 30% share

     o Brought on stream the Estech GmbH joint venture plant to produce neopolyol esters at Oberhausen, Germany, to supply the growing specialty lubricants markets in Europe, Africa and the Middle East

     o Announced plans to expand its GUR(R) ultra high molecular weight polyethylene plant in Oberhausen, Germany, by 10,000 tons, increasing total worldwide capacity by 17% in the second half of 2004

     o Broke ground with Asian partners for a new investment in a polyacetal plant in China, the world's highest growth market for engineering plastics.

  REDUCING COSTS AND INCREASING PRODUCTIVITY

     o Agreed to source methanol from Southern Chemical Corporation in 2005 under a multi-year contract expected to reduce significantly overall exposure to U.S. Gulf Coast natural gas volatility

     o Initiated measures to redesign Ticona's organization, reduce costs and increase productivity

     o Achieved significant cost savings from completion of Focus and Forward restructuring programs

     o Intensified use of Six Sigma and other productivity tools throughout the organization to reduce costs and generate additional revenue

     o Began implementation of a Company-wide SAP platform to reduce administrative costs by eliminating complexity in information systems and to provide for ongoing improvement in business processes and service

     o Completed a new, more efficient plant for synthesis gas, a primary raw material used at the Oberhausen, Germany site.

  POSITIONING MANAGEMENT FOR THE FUTURE

     o David N. Weidman, vice chairman of the Board of Management and chief operating officer, was appointed chairman, effective November 2004; the promotion related to the retirement of current Chairman Claudio Sonder upon expiration of his contract in October 2004

     o Perry W. Premdas, chief financial officer, announced in February 2004 his intention not to extend his contract which expires in October 2004; a search is underway for a successor

     o Lyndon Cole, president of Ticona, named to the Board of Management and leader of the Celanese Growth Excellence Council.

  RECENT DEVELOPMENTS

     On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG ("BCP"), a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of E32.50 per share, without interest. The offer commenced on February 2, 2004. Shareholders of Celanese AG can accept the offer until March 15, 2004 (Midnight Central European Time, 6 p.m. New York City Time) unless extended. The offer is subject to a number of conditions, including receipt of antitrust clearances, a minimum acceptance of 85% of the outstanding registered ordinary shares of Celanese AG and the absence of certain material adverse changes with respect to Celanese; however, certain of these conditions can be waived by BCP. The successful completion of the tender offer will likely result in material changes to the financing structure, results of future operations and cash flows.

  FINANCIAL HIGHLIGHTS

                                                                      YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------------------------
                                                            2003             2003         2002         2001
                                                     ------------------   ----------   ----------   ----------
                                                     (IN $ MILLIONS(1),
                                                      EXCEPT FOR SHARE
                                                       AND PER SHARE        (IN E MILLIONS, EXCEPT FOR SHARE
                                                           DATA)                  AND PER SHARE DATA)
                                                     ------------------   ------------------------------------
STATEMENT OF OPERATIONS DATA:
Net sales..........................................           5,133            4,075        4,064        4,433
Cost of sales......................................          (4,328)          (3,436)      (3,340)      (3,772)
Special charges....................................              (6)              (5)           5         (464)
Operating profit (loss)............................             133              106          202         (430)
Earnings (loss) from continuing operations before
  tax and minority interests.......................             229              182          213         (432)
Earnings (loss) from continuing operations.........             161              128          143         (326)
Earnings (loss) from discontinued operations.......               5                4           25          (59)
Cumulative effect of changes in accounting
  principles.......................................              (1)              (1)          19            -
Net earnings (loss)................................             165              131          187         (385)
Weighted average shares -- diluted.................      49,457,145       49,457,145   50,329,346   50,331,847
                                                         ==========       ==========   ==========   ==========
Earnings (loss) per common share -- diluted:
  from continuing operations.......................            3.26             2.59         2.84        (6.48)
  from discontinued operations.....................            0.10             0.08         0.50        (1.17)
  from cumulative effect of changes in accounting
    principles.....................................           (0.02)           (0.02)        0.38            -
                                                         ----------       ----------   ----------   ----------
  net earnings (loss)..............................            3.34             2.65         3.72        (7.65)
                                                         ==========       ==========   ==========   ==========

                                                                       AS OF DECEMBER 31,
                                                              ------------------------------------
                                                                     2003           2003     2002
                                                              ------------------   ------   ------
                                                              (IN $ MILLIONS(1))   (IN E MILLIONS)
                                                              ------------------------------------
BALANCE SHEET DATA:
Trade receivables, net -- third party and affiliates........          719            571      634
Plus: Inventories...........................................          516            410      490
Less: Trade payables -- third party and affiliates..........          590            468      546
                                                                    -----          -----    -----
Trade working capital.......................................          645            513      578
                                                                    =====          =====    =====
Short-term borrowings and current installments of long-term
  debt -- third party and affiliates........................          147            117      195
Plus: Long-term debt........................................          488            387      420
                                                                    -----          -----    -----
Total debt..................................................          635            504      615
Less: Cash and cash equivalents.............................          147            117      118
                                                                    -----          -----    -----
Net debt....................................................          488            387      497
                                                                    =====          =====    =====
Total assets................................................        6,801          5,399    6,127
Shareholders' equity........................................        2,580          2,048    2,005

                                                                       YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                    2003         2003    2002     2001
                                                               ---------------   -----   -----   ------
                                                               (IN $ MILLIONS,
                                                                   EXCEPT        (IN E MILLIONS, EXCEPT
                                                               PERCENTAGES)(1)        PERCENTAGES)
                                                               ---------------   ----------------------
OTHER DATA:

Depreciation and amortization...............................         328          260     262      364
Operating margin(2).........................................         2.6%         2.6%    5.0%    -9.7%
Earnings (loss) from continuing operations before tax and
  minority interests as a percentage of net sales...........         4.5%         4.5%    5.2%    -9.7%
Asset turnover(3)...........................................        70.7%        70.7%   61.6%    60.3%
Return on equity(4).........................................         6.5%         6.5%    8.9%   -15.2%
Return on assets(5).........................................         3.9%         3.9%    4.1%    -4.8%

---------------

(1) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

(2) Defined as operating profit (loss) divided by net sales.

(3) Defined as net sales divided by the average of total assets, at the beginning and end of the year.

(4) Defined as net earnings (loss) divided by the average of total shareholders' equity, at the beginning and end of the year.

(5) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

  OVERVIEW -- 2003 COMPARED WITH 2002

     In a global business environment characterized by higher raw material and energy costs and modest growth, Celanese achieved full year 2003 net earnings of E131 million, or E2.65 per share, compared to net earnings of E187 million, or E3.72 per share, for 2002. Earnings from continuing operations decreased to E128 million, or E2.59 per share in 2003 compared to E143 million, or E2.84 per share in 2002. Earnings from continuing operations excludes the results of the nylon and the majority of the acrylates businesses, which were divested on December 31, 2003 and February 1, 2004, respectively, and are included in earnings (loss) from discontinued operations. Net sales in 2003 remained relatively unchanged at E4.1 billion compared to net sales in 2002, as price and volume increases offset unfavorable currency movements.

     Earnings from continuing operations before tax and minority interests declined by 15% to E182 million in 2003 compared to E213 million in 2002, mainly on higher costs for raw materials and energy, increased expense for stock appreciation rights as well as unfavorable currency movements. This decrease was partially offset by higher pricing, mainly in the Chemical Products segment, increased volumes in all segments, cost reductions and productivity improvements. Additional offsetting favorable adjustments included greater earnings from affiliates, mainly in Asia, increased interest and income from insurance companies and the demutualization of an insurance provider, as well as the addition of the emulsions business acquired at the end of 2002.

     Although the Company recorded special charges of only E5 million, special charges significantly affected the operating results of the Technical Polymers Ticona and Performance Products segments in 2003. Ticona's operating profit benefited from income of E94 million from insurance recoveries related to the plumbing cases. The insurance recoveries more than offset special charges related to Ticona's organizational redesign efforts and the closing of a facility in the United Kingdom. Performance Products' operating profit was burdened by E84 million in special charges relating to a European Commission decision to fine Hoechst E99 million for antitrust matters in the sorbates industry that occurred prior to the demerger.

     Segment net sales in 2003 increased 1% compared to 2002 due to the inclusion of the emulsions business acquired at year-end 2002 (+6%), and higher pricing (+5%) and volumes (+3%). Unfavorable currency effects (-13%) largely offset this increase. Operating profit declined by 48% to E106 million in 2003 compared to E202 million in 2002. This decline reflected increased raw material and energy costs, as well as higher expense for stock appreciation rights and special charges discussed below. These factors outweighed increased pricing in the Chemical Products and Acetate Products segments, higher volumes in all segments, particularly in Ticona and Performance Products, cost reductions, productivity improvements, increased income from the captive insurance companies and the addition of the emulsions business.

     In the Chemical Products segment, the contribution from the emulsions business and cost reductions were outweighed by higher energy costs and an increase in stock appreciation rights expense. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second. In Acetate Products, increased pricing and volumes as well as productivity gains only partially offset higher raw material and energy prices. Increased demand led to volume improvements in the Ticona segment on the development of new applications and entry into new markets, partially offset by organizational redesign costs. Volume increases for Performance Products' Sunett(R) sweetener were offset by lower pricing for Sunett and sorbates.

     Celanese reduced its net debt by 22% to E387 million as of December 31, 2003 compared to E497 million as of December 31, 2002. The decrease primarily represents the net repayment of E63 million of debt, favorable currency movements of E88 million offset by the addition of E30 million of debt related to the consolidation of a variable interest entity under FIN 46. Trade working capital decreased to E513 million at December 31, 2003 from E578 million at December 31, 2002, primarily related to foreign currency effects as well as a reduction in inventory from the high levels at the end of 2002, resulting from advance purchases of wood pulp in the Acetate Products segment, a key raw material, caused by the shutdown of a major supplier. This decrease was slightly offset by lower payables. Operating cash flow benefited by E160 million relating to the effects of hedging of currency exposure on intercompany funding of operations in U.S. dollars, compared to approximately E100 million in 2002. Benefit obligations decreased by E290 million to E922 million in 2003 from E1,212 million largely due to favorable currency movements, an increase in the fair value of plan assets, contributions, payments and a plan amendment related to the U.S. postretirement medical plan. These factors were partially offset by the effects of a decrease in the discount rate.

     In 2003, Celanese took major steps to concentrate on its core businesses. In September, Celanese reached an agreement, pending approval, to sell its acrylates business to The Dow Chemical Company. The transaction was completed on February 1, 2004. On October 1, European Oxo GmbH, Celanese's oxo chemicals joint venture with Degussa, began operations. The joint venture is expected to enable the businesses to compete more effectively in an oversupplied industry.

     Celanese streamlined its manufacturing operations and administrative functions, mainly in the Chemical Products and Ticona segments, and, as a result, recorded termination benefit expenses of E22 million in cost of sales, primarily in the fourth quarter 2003. These measures are expected to continue and are estimated to result in expenses of approximately E21 million in 2004. The Company also continued its use of Six Sigma, a powerful tool to increase efficiency and generate additional revenue.

     During 2003, Ticona started a redesign of its operations. These efforts resulted in special charges of E10 million related to termination benefit expenses. In 2004, costs related to the redesign are expected to be E4 million to E8 million per quarter, of which approximately E1 million per quarter will be recorded in special charges.

  SELECTED DATA BY BUSINESS SEGMENT

                                                                  YEAR ENDED DECEMBER 31,
                                          -----------------------------------------------------------------------
                                          2003           2003                  2002                  2001
                                          -----   -------------------   -------------------   -------------------
                                                             % OF                  % OF                  % OF
                                          $(1)      E     SEGMENTS(2)     E     SEGMENTS(2)     E     SEGMENTS(2)
                                          -----   -----   -----------   -----   -----------   -----   -----------
                                                             (IN MILLIONS, EXCEPT PERCENTAGES)
                                          -----------------------------------------------------------------------
NET SALES(3)
Chemical Products.......................  3,418   2,713        66       2,561        63       2,816        63
Acetate Products........................    728     578        14         670        16         762        17
Technical Polymers Ticona...............    850     675        16         696        17         706        16
Performance Products....................    189     150         4         161         4         159         4
                                          -----   -----      ----       -----       ---       -----       ---
Segment Total...........................  5,185   4,116       100       4,088       100       4,443       100
                                                             ====                   ===                   ===
Other Activities........................     55      44                    55                    83
Intersegment Eliminations...............   (107)    (85)                  (79)                  (93)
                                          -----   -----                 -----                 -----
Total Net Sales.........................  5,133   4,075                 4,064                 4,433
                                          =====   =====                 =====                 =====
SPECIAL CHARGES(3)
Chemical Products.......................      1       1       (17)          1       (25)       (421)       91
Acetate Products........................      -       -         -           -         -         (50)       11
Technical Polymers Ticona...............     97      77      n.m.          (5)      125           9        (2)
Performance Products....................   (105)    (84)     n.m.           -         -           -         -
                                          -----   -----      ----       -----       ---       -----       ---
Segment Total...........................     (7)     (6)      100          (4)      100        (462)      100
                                                             ====                   ===                   ===
Other Activities........................      1       1                     9                    (2)
                                          -----   -----                 -----                 -----
Total Special Charges...................     (6)     (5)                    5                  (464)
                                          =====   =====                 =====                 =====
OPERATING PROFIT (LOSS)(3)
Chemical Products.......................    153     122        60         179        63        (368)      102
Acetate Products........................     14      11         5          30        10         (27)        8
Technical Polymers Ticona...............    137     109        54          29        10          (7)        2
Performance Products....................    (49)    (39)      (19)         48        17          44       (12)
                                          -----   -----      ----       -----       ---       -----       ---
Segment Total...........................    255     203       100         286       100        (358)      100
                                                             ====                   ===                   ===
Other Activities........................   (122)    (97)                  (84)                  (72)
                                          -----   -----                 -----                 -----
Total Operating Profit (Loss)...........    133     106                   202                  (430)
                                          =====   =====                 =====                 =====
EARNINGS (LOSS) FROM CONTINUING
  OPERATIONS BEFORE TAX AND MINORITY
  INTERESTS(3)
Chemical Products.......................    201     160        57         203        61        (334)      111
Acetate Products........................     18      14         5          43        13         (12)        4
Technical Polymers Ticona...............    187     149        52          40        12          (1)        -
Performance Products....................    (49)    (39)      (14)         48        14          45       (15)
                                          -----   -----      ----       -----       ---       -----       ---
Segment Total...........................    357     284       100         334       100        (302)      100
                                                             ====                   ===                   ===
Other Activities........................   (128)   (102)                 (121)                 (130)
                                          -----   -----                 -----                 -----
Total Earnings (Loss) from Continuing
Operations Before Tax and Minority
  Interests.............................    229     182                   213                  (432)
                                          =====   =====                 =====                 =====

---------------

(1) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

(2) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

(3) Derived from the accompanying audited Consolidated Financial Statements.

n.m. = not meaningful

  SUMMARY BY BUSINESS SEGMENT -- 2003 COMPARED WITH 2002

  Chemical Products

     Net sales of Chemical Products rose 6% to E2,713 million in 2003 compared to E2,561 million in 2002, due to the full year effect of the emulsions business acquired at year-end 2002 (+10%), higher selling prices (+9%) and increased volumes (+1%). These increases were partly offset by unfavorable currency effects (-13%) and the transfer of the European oxo business to a joint venture in the fourth quarter 2003 (-1%).

     Compared to 2002, selling prices in 2003 increased for major products, including acetic acid and vinyl acetate monomer, following the substantial rise in raw material costs, particularly natural gas, ethylene, and propylene. Volumes rose for acetic acid, particularly in Asia, as volumes were comparably higher due, in part, to an interruption in production in 2002. Vinyl acetate monomer volumes were higher in most regions, partly due to competitor outages, while volumes declined for polyvinyl alcohol in Asia and specialties mainly in Europe due to competitive pricing.

     Chemical Products had income from special charges of E1 million for both 2003 and 2002. The income recorded in 2003 and 2002 relate to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

     Operating profit decreased to E122 million in 2003 from E179 million in 2002. The contribution from the emulsions business and cost reductions were outweighed by higher energy costs, an increase in stock appreciation rights expense of E10 million and unfavorable currency movements. Termination benefit expenses of E12 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half.

     Operating profit as a percentage of sales declined to 4.5% in 2003 compared to 7.0% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to E160 million in 2003 compared to E203 million in 2002. This decline resulted from lower operating profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.

  Acetate Products

     Net sales, for the Acetate Products segment decreased by 14% to E578 million in 2003 from E670 million in 2002 largely due to unfavorable currency movements (-17%), which were partly offset by higher pricing (+2%) and higher volumes (+1%).

     Average pricing rose in 2003 as higher tow prices offset slightly lower filament prices. Volumes grew as higher demand for filament and flake more than offset slightly lower tow volumes, primarily in Europe and Africa. Despite a long-term trend of declining global demand for filament, volumes improved mainly due to higher demand from the U.S. fashion industry. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also increased due to higher opportunistic sales in the merchant market.

     The Acetate Products segment recorded an operating profit of E11 million in 2003, compared to E30 million in 2002 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices as well as unfavorable currency movements. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese is assessing its worldwide acetate production capacity, and it is probable that the Company will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of E7 million, included within depreciation expense, related to these potential asset retirement obligations.

     Operating profit as a percentage of sales declined to 1.9% in 2003 compared to 4.5% in 2002.

     Earnings (loss) from continuing operations before tax and minority interests declined to E14 million in 2003 compared to E43 million in 2002. This decline resulted from lower operating profit and lower dividend income from investments in China, where earnings are being reinvested for capacity expansions.

  Technical Polymers Ticona

     Net sales for Ticona decreased by 3% to E675 million in 2003 from E696 million in 2002 as higher volumes (+10%) did not offset unfavorable currency movements (-10%) and lower selling prices (-3%).

     Volumes increased in most business lines, particularly in polyacetal and GUR(R) ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from sales to new customers and end-uses. Volumes for GUR increased as the result of the commercialization of new applications in North America and Europe, as well as the exit of a major competitor in North America. Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North America.

     Ticona recorded income from special charges of E77 million in 2003 compared to expense of E5 million in 2002. The income in 2003 primarily resulted from insurance recoveries of E94 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of E10 million and the closure of the Telford, UK, compounding facility of E7 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States.

     Operating profit increased to E109 million in 2003 versus E29 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of E10 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of E8 million were recorded in cost of sales, primarily in the fourth quarter 2003, related to the streamlining of manufacturing operations and administrative functions.

     Operating profit as a percentage of sales increased from 4.2% in 2002 to 16.1% in 2003, which included the favorable effects of E94 million of income associated with the plumbing cases.

     Earnings (loss) from continuing operations before tax and minority interests increased to E149 million in 2003 compared to E40 million in 2002. This increase resulted from higher operating profit and higher equity earnings from Polyplastics, due to growth in the Chinese and Taiwanese economies in 2003, as well as interest income from insurance recoveries.

  Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 7% to E150 million in 2003 from E161 million in 2002 due to price decreases (-12%), partially offset by increased volumes (+5%).

     Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the European and U.S. production patents in 2005. Increased Sunett volumes reflected strong growth from new applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers intensified during 2003 due to worldwide overcapacity. We expect these conditions for both products to continue in 2004.

     Performance Products recorded special charges of E84 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

     Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from E48 million in 2002 to a loss of E39 million in 2003, due to special charges and lower pricing. This decline was slightly offset by higher Sunett volumes, cost reductions and increased productivity.

  Other Activities

     Net sales for Other Activities decreased by 20% to E44 million in 2003 from E55 million in 2002, primarily reflecting unfavorable currency movements and slightly lower third party sales by the captive insurance companies.

     Other Activities recorded E1 million of income in special charges in 2003 compared to E9 million of income in 2002. The E1 million represented higher than expected collections of a note receivable. The E9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to E97 million in 2003 compared to E84 million in 2002. This increase was primarily the result of higher expense for stock appreciation rights of E22 million and lower income from special charges, offset by E18 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

     Earnings (loss) from continuing operations before tax and minority interests declined to a loss of E102 million in 2003 compared to a loss of E121 million in 2002. This improvement resulted from lower interest expense and higher interest and other income, net partially offset by higher operating losses. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels. Higher interest and other income, net resulted primarily from income of E16 million from the demutualization of an insurance provider and the gain on sale of investments of E4 million, partially offset by expense of E12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.

  SUMMARY OF CONSOLIDATED RESULTS -- 2003 COMPARED WITH 2002

  Net Sales

     Net sales increased by E11 million to E4,075 million in 2003 as compared to E4,064 million in 2002 due primarily to the full year effect of the emulsions business acquired at year-end 2002 as well as higher selling prices and volumes. These effects were partially offset by unfavorable currency movements resulting from the strengthening of the euro versus the U.S. dollar. Decreases in the Acetate Products, Ticona, and Performance Products segments were partially offset by an increase in the Chemical Products segment.

  Cost of Sales

     Cost of sales increased by 3% to E3,436 million in 2003 compared with E3,340 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 82% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 5% to E451 million in 2003 from E474 million in 2002 primarily due to currency effects and cost reduction efforts, partially offset by a E44 million increase in expenses for stock appreciation rights, as well as the inclusion of the emulsions business.

  Research and Development Expenses

     Research and development expenses increased by 14% to E79 million in 2003 from E69 million in 2002. This increase resulted primarily from the inclusion of the emulsions business and expiration of cost sharing arrangements at Celanese Ventures during 2002. Research and development expenses as a percentage of sales remained flat at 2% for both 2003 and 2002.

  Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

     The components of special charges for 2003, 2002 and 2001 were as follows:

                                                              2003   2002   2001
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Employee termination benefits...............................   16      9    125
Plant/office closures.......................................    6      6    104
Restructuring adjustments...................................   (6)   (10)   (19)
                                                              ---    ---    ---
  Total Restructuring.......................................   16      5    210
Sorbates antitrust matters..................................   84      -      -
Plumbing actions............................................  (94)     -    (31)
Asset impairments...........................................    -      -    291
Third-party reimbursements of restructuring charges.........    -     (1)    (8)
Other.......................................................   (1)    (9)     2
                                                              ---    ---    ---
  Total Special Charges.....................................    5     (5)   464
                                                              ===    ===    ===

     In 2003, Celanese recorded expense of E5 million in special charges, which consisted of E22 million of restructuring charges, E6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and E11 million of income from other special charges. The E22 million of additions to the restructuring reserve included employee severance costs of E16 million and plant and office closure costs of E6 million. Within other special charges there was income of E94 million related to insurance recoveries associated with the plumbing cases, partially offset by E84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

     In 2003, the Chemical Products segment recorded employee severance charges of E4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

     Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expenses of E4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of E6 million in 2003. Additional severance costs to be recorded in special charges, related to the redesign, are expected to be approximately E1 million per quarter in 2004.

     In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling E6 million and employee severance costs of E1 million in 2003. The total costs of the Telford shutdown through 2003 are E11 million.

     The E6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a E1 million adjustment to the 2002 reserves, a E4 million adjustment to the 2001 reserves and a

E1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

     In 2002, Celanese recorded income from special charges of E5 million, which consisted of E15 million of restructuring charges, E10 million of income from favorable adjustments to previously recorded restructuring reserves, E1 million of income from reimbursements from third party site partners related to prior year initiatives, and E9 million of income from other special charges. The E15 million of restructuring charges included employee severance costs of E9 million and plant and office closure costs of E6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of E9 million, of which E4 million related to adjustments to the 2001 forward initiatives and E4 million for streamlining efforts of production facilities in Germany and the United States, and E1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of E4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas, were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport shutdown were E2 million.

     The E10 million of favorable adjustments of previously recorded restructuring reserves consisted of an E8 million adjustment to the 2001 reserves and a E2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of E9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

  Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) decreased to a loss of E3 million in 2003 from a gain of E4 million in 2002. This change is primarily attributable to the strengthening of the Mexican peso and Canadian dollar against the U.S. dollar.

  Operating Profit

     Operating profit declined to E106 million in 2003 compared to E202 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment, cost reductions, and income from insurance recoveries of E94 million in the Ticona segment, were offset by expenses of E84 million in the Performance Products segment related to antitrust matters, E10 million of organizational redesign costs at Ticona, increased stock appreciation rights expense, higher raw material and energy costs in most segments as well as unfavorable currency movements. Stock appreciation rights expense for 2003 was E50 million compared to E4 million in 2002. Celanese streamlined its manufacturing operations, mainly in the Chemical Products segment and, as a result, recorded termination benefit expenses, in cost of sales, of E22 million, primarily in the fourth quarter of 2003.

  Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to E31 million in 2003 from E22 million in 2002. This increase was mainly attributable to an increase in the earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in the Chinese and Taiwanese economies in 2003.

  Interest Expense

     Interest expense decreased by 27% to E43 million in 2003 from E59 million in 2002. This decrease is primarily related to lower interest rates and currency translation effects, as well as lower average debt levels.

  Interest and Other Income, Net

     Interest and other income, net increased to E88 million in 2003 from E48 million in 2002, mainly due to interest of E18 million on insurance recoveries in the Ticona segment and other income of E16 million resulting from the demutualization of an insurance provider. These increases were partially offset by expense of E12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Investments accounted for under the cost method contributed dividend income of E52 million and E41 million in 2003 and 2002, respectively. The increase in 2003 primarily resulted from higher dividends from the Saudi Arabian methanol investment on higher methanol pricing, which were slightly offset by lower dividend income from the Acetate Products investments in China, where earnings are being reinvested for capacity expansions.

  Income Taxes

     Celanese recognized income tax expense of E54 million in 2003 compared to E70 million in 2002.

     The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002. In comparison to the German statutory rate, the 2003 effective tax rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd., which are excluded from U.S. taxable income and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate and trade tax benefits related to prior years.

     In comparison to the German statutory rate, the effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

  Discontinued Operations for the Years Ended December 31, 2003, 2002 and 2001

     In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The preliminary sale price for the business, subject to purchase price adjustments, was U.S. $154 million (E124 million), which consisted of cash proceeds of U.S. $109 million (E88 million) and a note receivable from Dow of U.S. $45 million (E36 million) that is due in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of U.S. $95 million (E76 million) to Dow. Any gain or loss on this transaction is not expected to be material. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

     In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of E8 million and recorded a gain of E2 million.

     In 2003, Celanese recorded E2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of E4 million.

     In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of E209 million. Net of the purchase price adjustments of E19 million and the repayment of E78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of E112 million. Trespaphan was formerly part of Celanese's Performance Products segment.

     During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses were part of Celanese's former Chemical Intermediates segment.

     In 2002, Celanese received net proceeds of E123 million and recorded a pre-tax gain of E14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued operations in 2002 were E1 million. Celanese recognized a tax benefit of E40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit related to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations.

     In 2001, Celanese completed the sale of NADIR Filtration GmbH, formerly Celgard GmbH, and received minimal proceeds from this sale and recorded a E2 million pre-tax gain on disposal of discontinued operations. Celanese recorded an additional pre-tax gain in 2001 of E12 million on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of E5 million for discontinued operations.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2003, 2002 and 2001.

                                                                          OPERATING
                                                       SALES            PROFIT (LOSS)
                                                 ------------------   ------------------
                                                 2003   2002   2001   2003   2002   2001
                                                 ----   ----   ----   ----   ----   ----
                                                             (IN E MILLIONS)
                                                 ---------------------------------------
Discontinued operations of Chemical Products...  208    262    335     (2)   (54)   (90)
Discontinued operations of Performance
  Products.....................................    -    273    281      -     10     (5)
Discontinued operations of Ticona..............   40     61     67      -     (1)    (4)
                                                 ---    ---    ---    ----   ---    ---
Total discontinued operations..................  248    596    683     (2)   (45)   (99)
                                                 ===    ===    ===    ====   ===    ===

  Cumulative Effect of Changes in Accounting Principles

     Celanese recorded E1 million in a cumulative effect of changes in accounting principles, net of tax, on January 1, 2003, related to the adoption of SFAS 143. Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

     In 2002, Celanese recorded income of E19 million for the cumulative effect of two changes in accounting principles, net of tax of E5 million. The adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in 2002 resulted in income of E10 million (E0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income of E9 million (E0.18 per share), net of taxes of E5 million, was recorded in 2002.

  Net Earnings

     As a result of the factors mentioned above, the net earnings of Celanese decreased by E56 million to net earnings of E131 million in 2003 compared to E187 million in 2002.

  SUMMARY BY BUSINESS SEGMENT -- 2002 COMPARED WITH 2001

  Chemical Products

     Net sales for Chemical Products decreased (-9%) to E2,561 million in 2002 from E2,816 million in 2001 primarily due to lower pricing (-10%) and unfavorable currency effects (-3%), partially offset by higher volumes (+4%). Selling prices for major products decreased in 2002, following the decline in raw material costs, particularly natural gas, ethylene, and propylene. Although overall selling prices were lower, acetyl pricing rose steadily throughout 2002, as a result of higher demand, temporarily tight supply conditions and a sequential quarterly increase in raw material costs. Increased demand as well as temporary supply-demand imbalances resulted in higher volumes for vinyl acetate monomer in the United States and Asia, and for acetic acid and polyvinyl alcohol, primarily in Asia.

     Chemical Products recorded income of E1 million of special charges in 2002 compared to expense of E421 million in 2001. Special charges in 2002 include employee severance costs associated with cost savings initiatives at production sites, offset by favorable adjustments to restructuring reserves recorded in 2001, due to lower than expected severance and other closure costs. The 2001 special charges resulted from the impairment of goodwill and fixed assets, as well as from 2001 restructuring initiatives.

     Of the E421 million in special charges in 2001, E243 million related to goodwill impairments, E138 million to 2001 restructuring initiatives, and E60 million to fixed asset impairments. These charges were offset by a E14 million favorable adjustment to prior year restructuring activities and in recoveries of E6 million from third party site partners. The E243 million goodwill impairment resulted primarily from the deterioration in the outlook of the acrylates and oxo products businesses. The E138 million in restructuring initiatives included E78 million for the shutdown of the acetic acid, pentaerythritol, and vinyl acetate monomer units in Edmonton, Alberta, and E60 million relating primarily to employee severance costs at plant and administrative sites as well as closure costs associated with a research and development center in the United States. The closure of the research and development center resulted from the decision to relocate these functions to production sites. The E60 million fixed asset impairment was associated with the reassessment in the expected long-term value of the acetyl derivatives and polyol business lines.

     Operating profit for Chemical Products of E179 million in 2002 improved from an operating loss of E368 million. This improvement was primarily due to lower special charges. Operating profit also benefited from productivity improvements and cost savings from restructuring initiatives. Acetyl and acetyl derivative and polyol business lines benefited from higher sales volumes and selling prices increasing at a greater rate than raw material costs. Lower amortization expense of E50 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002. Operating profit in 2001 benefited from a E39 million non-recurring compensation payment associated with operational problems experienced by the carbon monoxide supplier to Celanese's Singapore facility from July 2000 through May 2001. The carbon monoxide supplier experienced operational difficulties in the third quarter 2002, which were corrected during the fourth quarter and had minimal impact on full year 2002 operating results due to insurance recoveries.

     At the end of 2002, Celanese completed the acquisition of the European emulsions businesses of Clariant. Beginning in 2003, the businesses were integrated into the Chemical Products segment.

  Acetate Products

     Net sales for the Acetate Products segment decreased by 12% to E670 million in 2002 from E761 million in 2001. Lower sales volumes (-7%) and unfavorable currency movements (-5%) contributed to the decline in sales in 2002. Average pricing for acetate was stable in 2002 as higher tow prices offset lower filament pricing. Volumes declined mainly due to lower demand for acetate filament from the U.S. and European textile industries and ongoing fiber substitution. Volumes of acetate flake, a primary raw material in acetate filament and tow production, also decreased due to lower merchant sales. Tow volumes were slightly lower in 2002 mainly due to reduced volumes in North America and Europe, partially offset by improvements in other regions.

     The Acetate Products segment recorded no special charges in 2002 compared to E50 million in 2001. The charges in 2001 resulted from the costs associated with the closure of acetate filament operations in Rock Hill, South Carolina and Lanaken, Belgium as well as costs incurred for with the relocation of filament operations within the United States. Additional special charges were incurred in connection with employee severance costs associated with a production facility in Mexico.

     The Acetate Products segment recorded an operating profit of E30 million in 2002, compared to an operating loss of E27 million in 2001. Operating profit in 2002 benefited from the absence of special charges and a E10 million decrease in amortization expense resulting from the implementation of SFAS No. 142. Cost reductions from the Forward program and other productivity initiatives partially offset the effects of lower sales volumes.

  Technical Polymers Ticona

     Net sales for the Ticona segment decreased by 1% to E696 million in 2002 from E706 million in 2001 as the result of lower selling prices (-3%) and unfavorable currency movements (-3%), which were mostly offset by higher volumes (+5%). Volumes increased mainly in polyacetal, reflecting some improvement in demand from the automotive and other end-use industries, especially in Europe. Volumes also improved in ultra-high molecular weight polyethylene, but declined or were flat in other product lines. Average selling prices declined for most product lines, primarily polyacetal. Polyacetal standard-grade pricing was reduced in response to competitive pressure, mainly from Asian suppliers.

     In special charges, the Ticona segment had expense of E5 million in 2002 compared to income of E9 million in 2001. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States. The favorable adjustment in 2001 was primarily due to higher than expected insurance reimbursements associated with the plumbing cases, which were largely offset by restructuring expenses for employee severance costs in the United States and Europe. These 2001 restructuring initiatives were taken to streamline administrative and operational functions under Celanese's Forward initiative.

     The Ticona segment recorded an operating profit of E29 million in 2002 compared to an operating loss of E7 million in 2001. The major factors contributing to the earnings improvement were reduced raw material costs and increased sales volumes. Operating results in 2002 also benefited from E22 million of lower amortization expense due to the adoption of SFAS No. 142. These improvements were partially offset by costs for maintenance shutdowns and startup costs related to expansions, as well as the higher special charges noted above. The Ticona segment continued to incur market development costs for cyclo-olefin copolymers in 2002.

  Performance Products

     Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, increased by 1% to E161 million in 2002 from E159 million in 2001 due to increased volumes (+10%), largely offset by price decreases (-9%). Increased volumes reflected strong growth of the high intensity sweetener Sunett(R) from new applications in the beverage and confectionary industries in the United States and Europe. Overall pricing declined, mainly in connection with higher Sunett volumes to major customers. In sorbates, pricing pressure from Asian competitors intensified in 2002, mainly in the fourth quarter, due to worldwide overcapacity.

     Operating profit for the Performance Products segment of E48 million in 2002 improved from E44 million in 2001. The increase is mainly a result of higher volumes from new applications in Sunett, increased yields from manufacturing efficiencies and cost reductions, which were mostly offset by lower pricing as noted above.

  Other Activities

     Net sales for Other Activities decreased by 35% to E55 million in 2002 from E84 million in 2001. This decline was primarily due to the divestiture of an InfraServ subsidiary during the first quarter of 2002 and the expiration of a number of service contracts and licensing fees at Celanese Ventures GmbH.

     Other Activities recorded E9 million of income in special charges in 2002 compared to a charge of E2 million in 2001. The E9 million income in 2002 relates to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities. The E2 million expense in 2001 primarily consisted of corporate employee severance costs, which were partially offset by a E4 million favorable adjustment related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to E84 million in 2002 from E72 million in 2001. This was primarily due to an adjustment to loss reserves at the captive insurance companies and the reduction of revenues from Celanese Ventures. This decrease was partially offset by a gain of E10 million on the sale of an InfraServ subsidiary and an increase in income related to adjustments in special charges.

  SUMMARY OF CONSOLIDATED RESULTS -- 2002 COMPARED WITH 2001

  Net Sales

     Net sales decreased by 8% to E4,064 million in 2002 as compared to E4,433 million in 2001 primarily as a result of lower selling prices and unfavorable currency movements despite improved volumes in most segments. Decreases in the Chemical Products, Acetate Products and Ticona segments were only slightly offset by an increase in the Performance Products segment.

  Cost of Sales

     Cost of sales decreased by 11% to E3,340 million in 2002 compared with E3,772 million in 2001. Cost of sales as a percentage of net sales decreased to 82% in 2002 from 85% in 2001, reflecting lower raw material and energy costs, primarily in the Chemical Products and Ticona segments, and cost reductions from productivity and restructuring initiatives.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 13% to E474 million in 2002 from E547 million in 2001 driven largely by an E77 million decline in amortization expense resulting from the implementation of SFAS No.
142. Excluding the effects of this amortization expense, selling, general and administrative expenses as a percentage of sales were relatively flat. Selling, general and administrative expenses were affected by lower third party commission income earned by a purchasing subsidiary of Celanese, and increased selling efforts by the Ticona segment, offset by favorable currency fluctuations and benefits from cost reduction efforts. In 2002 and 2001, Celanese had favorable adjustments of E15 million and E12 million, respectively, relating to reduction in environmental reserves due to favorable trends in environmental remediation.

  Research and Development Expenses

     Research and development expenses decreased by 16% to E69 million in 2002 from E82 million in 2001. The reduction resulted primarily from Celanese's strategy to concentrate the research and development efforts at production sites within most businesses. Research and development expenses as a percentage of sales remained flat at 2% for both 2002 and 2001.

  Special Charges

     In 2002, Celanese recorded income from special charges of E5 million, which consisted of E15 million of restructuring charges, E10 million of income from favorable adjustments to previously recorded restructuring reserves, E1 million of income from reimbursements from third party site partners related to prior year initiatives and E9 million of income from other special charges. The E15 million of restructuring charges included employee severance costs of E9 million and plant and office closure costs of E6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of E9 million, of which E4 million related to adjustments to the 2001 Forward initiatives and E4 million for streamlining efforts of production facilities in Germany and the United States, and E1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of E4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were E2 million.

     The E10 million of favorable adjustments of previously recorded restructuring reserves consisted of an E8 million adjustment to the 2001 reserves and a E2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of E9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

     In 2001, Celanese recorded special charges of E464 million, which consisted of E229 million of restructuring charges. These charges were reduced by E8 million of income from reimbursements from third party site partners and forfeited pension plan assets, E19 million of favorable adjustments to restructuring reserves recorded in 2001 and 2000 and E262 million of other special charges.

     The E229 million of additions to the restructuring reserve included employee severance costs primarily of E125 million and plant and office closure costs of E104 million. Employee severance costs consisted primarily of E38 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, E28 million for administrative and production positions at Ticona in the United States and Germany, and E22 million for the restructuring of production and administrative positions in Mexico. In addition, other related severance costs consisted of E8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, E7 million for the elimination of corporate administrative positions, E6 million resulting from the closure of a chemical research and development center in the United States, E5 million for the shutdown of acetate filament production at Lanaken, Belgium, and E11 million for the shutdown of acetate filament production at Rock Hill, South Carolina.

     The E104 million of additions to the restructuring reserve related to plant and office closures consisting mainly of E74 million for fixed asset impairments, the cancellation of supply contracts, and other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were E11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, E4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, E8 million for fixed asset impairments and shutdown costs at the acetate filament facility in Lanaken, E6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and E1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     The E19 million of favorable adjustments of previous year restructuring reserves consisted of a E14 million adjustment to the 2000 reserves and a E5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and its obligations. Of the 1999 adjustment, E3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico, that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included E2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of E262 million consisted of goodwill impairments of E243 million and fixed asset impairments of E30 million, related to the former Chemical Intermediates segment, E18 million of fixed asset impairments related to the former Acetyl Products segment and E6 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was E31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases and E4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

  Foreign Exchange Gain

     Foreign exchange gain (loss) increased to E4 million in 2002 from E2 million in 2001. This change is primarily attributable to the weakening of the Mexican peso against the U.S. dollar as well as the weakening of the U.S. dollar against the euro.

  Operating Profit (Loss)

     An operating profit of E202 million was generated in 2002 compared to a loss of E430 million in 2001 primarily due to a decrease in special charges from E464 million in 2001 to income of E5 million in 2002. Also contributing to the profit improvement were lower raw material and energy costs in most segments, cost reductions throughout Celanese and improved volumes. The profit increase was partially offset by the unfavorable effect of lower selling prices. Lower amortization expense of E77 million resulting from the adoption of SFAS No. 142 also had a positive effect in 2002.

  Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to E22 million in 2002 from E13 million in 2001. This increase was partially attributable to an increase in the earnings of Korea Engineering Plastics Co. Ltd. Lower goodwill amortization expense of E6 million due to the adoption of SFAS No. 142 also had a positive effect on 2002 results.

  Interest Expense

     Interest expense decreased by 26% to E59 million in 2002 from E80 million in 2001, as a result of lower average financial debt and lower interest rates.

  Interest and Other Income, Net

     Interest and other income, net decreased to E48 million in 2002 from E65 million in 2001, mainly due to lower dividend income from our investments, primarily from our methanol joint venture in Saudi Arabia, writedown of investments and lower interest income, partially offset by higher transaction gains on foreign currency financing. Additionally, in 2001, Celanese received gross proceeds of E10 million and recorded a gain of E6 million relating to the sale of its ownership interests in InfraServ GmbH & Co. Munchsmunster KG, Hoechst Service Gastronomie GmbH, and Covion Organic Semiconducters GmbH. Investments accounted for under the cost method contributed dividend income of E41 million and E52 million in 2002 and 2001, respectively.

  Income Taxes

     In 2002, Celanese recognized income tax expense of E70 million as compared to an income tax benefit of E106 million in 2001. Celanese also recognized in 2002 a E43 million German tax benefit relating to a tax deductible writedown of its investment in Trespaphan GmbH. This tax benefit is attributable to a discontinued business and is therefore reported as part of discontinued operations and is not included in the 2002 income tax provision.

     The effective tax rate for Celanese in 2002 was 33 percent compared to 25 percent in 2001. In comparison to the German statutory rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from certain equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of E106 million and reported an effective tax rate of 25 percent. In comparison to the German statutory rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

  Cumulative Effect of Changes in Accounting Principles

     Celanese recorded income of E19 million for the cumulative effect of two changes in accounting principles, net of tax of E5 million, in 2002. The adoption of SFAS No. 142 in 2002 resulted in income of E10 million (E0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. Additionally, in 2002 Celanese changed the actuarial measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income E9 million (E0.18 per share), net of taxes of E5 million, was recorded in 2002.

  Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of Celanese increased by E572 million to net earnings of E187 million in 2002 from a net loss of E385 million in 2001.

  LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities was E347 million, E382 million, and E518 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash provided by operating activities decreased by E35 million to E347 million in 2003 as compared to 2002 primarily due to higher net taxes paid of E118 million and lower dividends from equity investments of E48 million largely offset by insurance recoveries of E120 million. In addition, higher contributions were made to our U.S. qualified defined benefit pension plan of E115 million in 2003 compared to E101 million in 2002. The hedging activity of foreign currency denominated intercompany net receivables served to partially offset unfavorable currency effects on net earnings of E135 million and resulted in a E160 million cash inflow in 2003 compared to E100 million in 2002 due to the timing of settlements of these contracts.

     The decrease in net cash provided by operating activities of E136 million in 2002 as compared to 2001 is primarily due to changes in cash generated by trade working capital. In 2002, trade working capital increased slightly due to an increase in trade receivables resulting from higher sales in the fourth quarter of 2002 as compared to the fourth quarter in 2001, which was partially offset by lower inventory and increased trade accounts payable. In 2001, cash generated by trade working capital improvements related to the Project Focus initiatives was E295 million. Partially offsetting this trade working capital effect was a reduction in the cash outflow for special charges of E33 million, a lower pension contribution to our U.S. qualified defined benefit pension plan of E101 million in 2002 compared to E161 million in 2001 and an increase in dividends from equity investments of E48 million.

     NET CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities was E239 million, E145 million and E117 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     The increase in cash outflows of E94 million in 2003 compared to 2002 is mainly due to lower proceeds from disposal of discontinued operations of E193 million and the receipt of E41 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow for 2003 was partially offset by a E125 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses. Additionally, net cash outflows increased by E36 million related to higher net purchases of marketable securities.

     Capital expenditures decreased by E29 million to E185 million in 2003, primarily due to foreign currency effects. Spending in 2003 primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. The spending in 2002 included the start of construction of the synthesis gas production facility at the Oberhausen site. In addition, major projects included the completion of the new GUR(R) plant at the Bishop, Texas, facility and the capacity expansion for Vectra(R) at Shelby, North Carolina. The Vectra expansion was built to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     The increase in cash outflows of E28 million in 2002 compared to 2001 is mainly due to a E125 million cash outflow for the fourth quarter purchase of the net assets of the Emulsions business. Additionally, a net outflow of E18 million for the purchase of marketable securities in 2002 compared to a net inflow of E50 million on the sale of marketable securities in 2001 and an outflow of E25 million related to a long-term raw material supply contract increased the cash used compared to the prior year. Partially offsetting these effects were E201 million in proceeds from the disposal of discontinued operations in 2002 as compared to E38 million in 2001 and E41 million in distributions from investments in InfraServ companies. Capital expenditures in 2002 remained consistent with 2001 spending levels.

     Capital expenditures on property, plant and equipment remained relatively flat at E214 million in 2002, compared to E213 million in 2001. The spending in 2002 included the start of construction on a new production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany. In addition, major projects included the completion of the new GUR(R) plant at the Bishop, Texas, facility and the capacity expansion for Vectra(R) at Shelby, North Carolina. The Vectra expansion was needed to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     NET CASH PROVIDED USED IN FINANCING ACTIVITIES

     Net cash used in financing activities was E99 million, E156 million and E376 million for the years ended December 31, 2003, 2002 and 2001, respectively.

     Net cash used in financing activities declined by E57 million to an outflow of E99 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of E137 million, offset by net payments of long-term debt in 2003 of E46 million. In addition, in 2003, Celanese paid a cash dividend of E22 million, E0.44 per share, and repurchased 749,848 of its shares, to be held in treasury, for approximately E14 million.

     Net cash used in financing activities in 2002 was primarily due to net debt repayments aggregating E150 million. In addition, Celanese repurchased 284,798 of its shares, to be held in treasury, for approximately E6 million.

     Net cash used in financing activities amounted to E376 million in 2001. The net cash used in financing activities in 2001 was primarily due to net debt repayments aggregating E356 million. In addition, Celanese paid a cash dividend of E20 million, E0.40 per share, in 2001.

     LIQUIDITY

     Cash generated from operating activities in 2003 was primarily used to repay debt and to fund capital expenditures. Cash generated from operating activities in 2003 reflects a contribution of E115 million into the U.S. qualified defined benefit pension plan obligations. In addition, net current assets (defined as total current assets, less total current liabilities), excluding assets and liabilities of discontinued operations, increased to a net current asset position of E120 million in 2003 from a net current liability position of E3 million in 2002.

     As of December 31, 2003, Celanese had E504 million of total debt, of which E117 million is due in 2004. We expect that our primary source of liquidity for 2004 will be cash from operations. During 2003, Celanese extended the maturity of $150 million (E119 million) of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million (E79 million) credit facility expiring in 2008. Celanese also reduced a credit facility from E150 million to E130 million, while extending the expiration from 2003 to 2008. In the event of a significant decrease in customer demand for our products, coupled with prolonged unfavorable industry conditions, cash generated from operations could be materially reduced. If necessary, Celanese has unused credit facilities available to fund its cash flow needs (as discussed below under "Short-term and Long-term Borrowings"). In addition, Celanese has in place an asset securitization program which allows participating operating subsidiaries to sell up to U.S. $120 million (E95 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. As of December 31, 2003, Celanese was in compliance with the required ratios under the program. There were no outstanding sales of receivables under this program as of December 31, 2003.

     As of December 31, 2003, Celanese had 3.1 million stock appreciation rights outstanding. There were 2.1 million stock appreciation rights exercised during 2003. The stock appreciation rights exercised resulted in total payments of E22 million, of which E16 million was paid in 2003.

     Based on Celanese's current financial situation and current industry conditions, we believe the funding available from operations, committed credit facilities and the asset securitization program will be sufficient to satisfy our capital expenditures, investments and working capital requirements for the foreseeable future.

     At December 31, 2003, Celanese had fixed contractual cash obligations as follows:

                                                        LESS THAN     1-3     4-5    AFTER 5
FIXED CONTRACTUAL CASH OBLIGATIONS             TOTAL     1 YEAR      YEARS   YEARS    YEARS
----------------------------------             -----   -----------   -----   -----   -------
                                                              (IN E MILLIONS)
                                               ---------------------------------------------
Total Debt...................................    504       117         51     129      207
  of which Capital Lease Obligations and
     Other Secured Borrowings................     42         6         30       3        3
Operating Leases.............................    164        38         52      35       39
Unconditional Purchase Obligations...........    804       192        141      86      385
Other Contractual Obligations................     36        32          3       1        -
                                               -----       ---        ---     ---      ---
  Fixed Contractual Cash Obligations.........  1,508       379        247     251      631
                                               =====       ===        ===     ===      ===

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

     Other Contractual Obligations primarily includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 25 to the Consolidated Financial Statements. However, the E99 million fine from the European Commission related to antitrust matters in the sorbates industry has been excluded from Other Contractual Obligations pending an appeal.

     At December 31, 2003, Celanese has contractual guarantees and commitments as follows:

                                                               EXPIRATION PER PERIOD
                                                       -------------------------------------
                                                       LESS THAN 1    1-3     4-5    AFTER 5
CONTRACTUAL GUARANTEES AND COMMITMENTS         TOTAL      YEAR       YEARS   YEARS    YEARS
--------------------------------------         -----   -----------   -----   -----   -------
                                                              (IN E MILLIONS)
                                               ---------------------------------------------
Financial Guarantees.........................    49          5        11      12       21
Standby Letters of Credit....................   118        118         -       -        -
                                                ---        ---        --      --       --
  Contractual Guarantees and Commitments.....   167        123        11      12       21
                                                ===        ===        ==      ==       ==

     Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately E49 million (U.S. $62 million). Standby letters of credit of E118 million at December 31, 2003 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. Celanese believes the likelihood is remote that material payments will be required under these agreements.

     For additional commitments and contingences see Note 25 to the Consolidated Financial Statements.

     At December 31, 2003, Celanese has available sources of liquidity, net of amounts used, as follows:

                                                               EXPIRATION PER PERIOD
                                                       -------------------------------------
                                                       LESS THAN 1    1-3     4-5    AFTER 5
AVAILABLE SOURCES OF LIQUIDITY                 TOTAL      YEAR       YEARS   YEARS    YEARS
------------------------------                 -----   -----------   -----   -----   -------
                                                              (IN E MILLIONS)
                                               ---------------------------------------------
Unused Lines of Credit.......................  1,032(1)      99       621     233      79
Asset Securitization Program.................     95        95          -       -       -
                                               -----       ---        ---     ---      --
  Available Sources of Liquidity.............  1,127       194        621     233      79
                                               =====       ===        ===     ===      ==

---------------

(1) Total committed lines of credit are E1,219 million, of which E187 million were utilized at December 31, 2003 (E0 million for less than 1 year; E20 million for 1-3 years; E119 million for 4-5 years, and E48 million for after 5 years). At December 31, 2003, amounts denominated in U.S. dollars were E629 million (U.S. $795 million) and E490 million (U.S. $620 million) related to total committed lines of credit and unused lines of credit, respectively.

     If the tender offer is successfully completed, the available sources of liquidity listed above may be terminated and replaced with alternative financing arranged by BCP.

     In addition to the items noted in the tables above, Celanese expects to continue to incur costs for the following significant obligations. Although, Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of Celanese.

                                                                2003       2004
                                                               ACTUAL    PROJECTED
OTHER OBLIGATIONS                                             SPENDING   SPENDING
-----------------                                             --------   ---------
                                                                (IN E MILLIONS)
                                                              --------------------
Environmental Matters.......................................     71          85
Pension and Other Benefits..................................    194         195(1)
Special Charges.............................................     38(2)       35
Plumbing Actions and Sorbates Litigation....................     13(4)       17(3)
                                                                ---         ---
  Other Obligations.........................................    316         332
                                                                ===         ===

---------------

(1) If the tender offer is successfully completed, BCP has committed to provide for the pre-funding of $463 million (E367 million) of certain Celanese pension obligations.

(2) Excludes insurance receipts and payments relating to plumbing actions.

(3) Projected payments associated with the sorbates litigation of E5 million for 2004 are included in "Fixed Contractual Cash Obligations" above. Spending in 2004 related to the sorbates litigation cannot be reasonably estimated.

(4) Receipts associated with the plumbing actions and sorbates litigation were E124 million in 2003 and are projected to be E46 million in 2004.

     ENVIRONMENTAL MATTERS

     In 2003, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, were E71 million. Capital project related environmental expenditures in 2003, included in worldwide expenditures, were E9 million. Environmental reserves for remediation matters were E126 million as of December 31, 2003. (See Notes 15 and 17 to the Consolidated Financial Statements.)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Although Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond 2004, management believes that spending will continue at the current year level.

     Due to its industrial history, Celanese has the obligation to remediate specific areas on its active sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable. Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26 to the Consolidated Financial Statements.)

     PENSION AND OTHER BENEFITS

     Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. In 2003 and 2002, Celanese made pension contributions to the U.S. qualified defined benefit pension plan of E115 million and E101 million, respectively. Also in 2003 and 2002, payments to Celanese's other non-qualified plans totaled E21 million and E20 million, respectively. Celanese expects to make aggregate pension contributions and cash payments at similar levels in 2004. Actual contributions in 2005 and future years may vary based on a number of factors including prevailing interest rates, return on plan assets and successful completion of the tender offer.

     Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to E58 million and E64 million in 2003 and 2002, respectively. Celanese expects spending to continue at comparable levels in 2004. (See Note 20 to the Consolidated Financial Statements.)

     If the tender offer is successfully completed, BCP has committed to provide for the pre-funding of $463 million (E367 million) of certain Celanese pension obligations.

     SPECIAL CHARGES

     During 2003, Celanese paid E38 million related to special charges. This amount relates to payments associated with employee termination benefits and plant/office closures, primarily recorded in previous years. Celanese projects spending of approximately E35 million in 2004, primarily associated with restructuring initiatives.

     PLUMBING ACTIONS AND SORBATES LITIGATION

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. During 2003, Celanese had net cash inflows of approximately E111 million in connection with the plumbing actions and sorbates litigation. As of December 31, 2003, Celanese had reserves of E168 million for these matters. In addition, Celanese had receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters of E137 million as of December 31, 2003.

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

     CAPITAL EXPENDITURES

     Celanese's capital expenditures were E185 million in 2003. Capital expenditures primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

     Capital expenditures were financed principally with cash from operations. Celanese anticipates spending in 2004 to be approximately E244 million. At December 31, 2003, there were approximately E25 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

     SHORT-TERM AND LONG-TERM BORROWINGS

     Celanese's total debt primarily consists of bank loans, notes due affiliates, commercial paper, term notes, capital leases and pollution control and industrial revenue bonds. The loans are principally denominated in U.S. dollars and euro. Total debt decreased to E504 million at December 31, 2003 from E615 million at December 31, 2002. During 2003, Celanese extended the maturity of $150 million (E119 million) of debt, previously due in 2005 to 2008. In addition, Celanese arranged for a new $100 million (E79 million) credit facility expiring in 2008. Celanese also reduced a credit facility from E150 million to E130 million, while extending the expiration from 2003 to 2008. Celanese used the cash generated from operations to repay bank loans and notes with affiliates. Celanese has a U.S. $700 million (E554 million) commercial paper program at December 31, 2003. As of December 31, 2003, there were no borrowings under the commercial paper program. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating E1,219 million at December 31, 2003; the aggregate unused part thereof amounted to E1,032 million, of which U.S. $320 million (E253 million) was available for use as credit backup for Celanese's commercial paper program. These credit backup facilities for the commercial paper program are 364 day facilities, which are subject to renewal annually. Of these credit backup facilities, U.S. $200 million (E159 million) of these facilities have terms whereby if amounts are drawn down by the initial 364 day period, the drawn amounts can be extended for an additional 364 days.

     Celanese had outstanding letters of credit amounting to E118 million at December 31, 2003 and December 31, 2002.

     Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from Celanese to its affiliates of E79 million and E96 million at December 31, 2003 and 2002, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in 2004, depending on the level of liquidity of the non-consolidated affiliates.

     A number of Celanese's bank loan agreements have ratio or credit rating covenants. At December 31, 2003, Celanese was in compliance with these covenants. Based on Celanese's financial situation, we believe that the risk is minimal that Celanese will not be in compliance with the terms and conditions of its loan agreements. Approximately one-third of total debt outstanding at December 31, 2003 is subject to repayment in the case of a specified downgrade in our credit rating. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements.

     As a result the tender offer and the Company's contemplated capital structure post-acquisition, Celanese has been placed on credit watch with negative implications by Moody's Investors Service and Standard and Poor's Rating Services. According to the tender offer document of BCP, BCP has arranged a debt financing package of E2,180 million. This is sufficient to finance the acquisition of all Celanese shares, refinance all existing debt of the Company and finance the pre-funding of $463 million (E367 million) of certain Celanese pension obligations. If the tender offer is successful, it is expected that the Company will be downgraded to a below investment grade rating. If the downgrade is below a specified level and due to the change of control, it would result in the acceleration of the maturity of approximately one-third of total debt outstanding. The terms and conditions of the loan agreement arranged by BCP are expected to be more restrictive and the interest rates of the financing are expected to be higher than the Company's current debt financing.

     TOTAL SHAREHOLDERS' EQUITY

     At December 31, 2003, shareholders' equity amounted to E2,048 million, compared to E2,005 million at December 31, 2002. The increase was primarily attributable to current year net earnings of E131 million and E39 million related the indemnification from Hoechst related to the sorbates antitrust matters partially offset by the impact of foreign currency translation adjustments of E114 million and dividends of E22 million.

     At December 31, 2002, shareholders' equity amounted to E2,005 million, compared to E2,210 million at December 31, 2001. The decrease was primarily attributable to the impact of foreign currency translation adjustments of E173 million and the recognition of an additional minimum liability adjustment for pensions of E220 million due to pension plan asset valuation losses and a reduction in the discount rate used to calculate pension plan obligations. These reductions were partially offset by current year net earnings.

     As of December 31, 2003, Celanese had 3.1 million stock appreciation rights outstanding. There were 2.1 million stock appreciation rights exercised during 2003. The stock appreciation rights exercised resulted in total payments of E22 million, of which E16 million was paid in 2003.

     In its tender offer document, BCP has stated that it intends to prevent, to the extent permitted by law, any dividend on the Celanese shares for the fiscal year ended 2003 from being distributed to Celanese shareholders. If the offer succeeds, it is unknown whether the Company will pay dividends or conduct share buybacks in the future. (For additional information refer to the offer document filed by BCP with the Commission on February 2, 2004.)

     If the tender offer is successfully completed, the right to exercise stock appreciation rights will remain unchanged for a period of six months, regardless of whether the exercise hurdle has been met. Under the terms of the BCP tender offer, stock options will be unaffected. However, the trading volume and liquidity of Celanese shares may be negatively affected due to actions that BCP may take in the future.

  MARKET RISKS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities and SFAS No. 148, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. (See Note 25 to the Consolidated Financial Statements.)

  Foreign Exchange Risk Management

     Celanese's reporting currency is the euro. Celanese has receivables and payables denominated in currencies other than the functional currencies of the various subsidiaries of Celanese, which create foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen, British pound sterling, and Canadian dollar as the most significant sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally under one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Accordingly, these contracts are accounted for as fair value hedges. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

     Contracts with notional amounts totaling approximately E606 million and E955 million at December 31, 2003 and 2002, respectively, are denominated in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of E7 million and an increase in total liabilities of E1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately E12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately E160 million, E100 million and E15 million, in 2003, 2002 and 2001, respectively.

     A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 13% in 2003 and increased net sales by approximately 3% in 2002. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased total assets by approximately 13% in 2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

  Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of E158 million and E286 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E10 million in 2003 and E13 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of E3 million, E11 million and E5 million, net of related income tax of E3 million, respectively. During 2003, the Company recorded a net gain of E1 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of E6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of E4 million, E17 million and E8 million, net of related income tax of E4 million, respectively. Celanese recorded a net loss of E3 million and E5 million in interest and other income, net for the ineffective portion of the interest rate swaps, during the years ended December 31, 2002 and December 31, 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

  Commodity Risk Management

     Celanese's policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese had entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 6 months forward. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of E3 million and less than E1 million from natural gas swap as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are E0 million and E1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of E4 million as of December 31, 2003.

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

     Celanese's senior management has reviewed these critical accounting policies and estimates with the Finance and Audit Committee of the Supervisory Board.

     Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 3 to the Consolidated Financial Statements for a more comprehensive discussion of Celanese's significant accounting policies.

  Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2003, the carrying amount of property, plant and equipment was E1,354 million. As discussed in Note 3 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives at least annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized.

     During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment.

     A prolonged general economic downturn and, specifically, a continued downturn in the chemical industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

  Restructuring and Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal ongoing course of operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to fundamentally redesign our operations as well as costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. (See Note 27 to the Consolidated Financial Statements.)

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

     Total environmental liabilities were E126 million at December 31, 2003. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures and post-remediation monitoring costs. These reserves do not take into account any claims or recoveries from insurance. The measurement of environmental liabilities is based on a range of management's periodic estimate of what it will cost to perform each of the elements of the remediation effort. Celanese uses its best estimate within the range to establish its environmental reserves. The Company utilizes third parties to assist in the management and the development of its cost estimates for its sites. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in which they occur. Celanese accrues for legal fees related to litigation matters when the costs associated with defense can be reasonably estimated and are probable to occur. All other fees are expensed as incurred. (See Note 26 to the Consolidated Financial Statements.)

  Asset Retirement Obligations

     As of December 31, 2003, Celanese has reserves for asset retirement obligations of E37 million. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company has identified but not recognized asset retirement obligations related to substantially all its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect our results of operations and cash flows.

     Celanese is assessing its worldwide acetate production capacity, and it is probable that the Company will close certain facilities in the latter half of this decade. As a result and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of E7 million, included within 2003 depreciation expense, related to these potential asset retirement obligations.

  Realization of Deferred Tax Assets

     Total net deferred tax assets were E437 million at December 31, 2003. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. state net operating losses and federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards. Based on Celanese's historical and projected pretax earnings, management believes it is more likely than not that Celanese will realize the benefit of the remaining net deferred tax assets existing at December 31, 2003. (See Note 14 to the Consolidated Financial Statements.)

     The successful completion of the tender offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. Celanese is unable to determine what effect this limitation would have, if any, on the deferred tax assets attributable to these carryforwards.

  Benefit Obligations

     Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute E115 million, E101 million, and E161 million for the years ended December 31, 2003, 2002 and 2001, respectively. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese-sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on plan assets and increases or trends in health care costs. In addition to the above mentioned assumptions, Celanese's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

     The amounts recognized in the Consolidated Financial Statements related to pension and postretirement benefits are determined on an actuarial basis. A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. In 2003, we assumed an expected long-term rate of return on plan assets of 9.0% for Celanese's U.S. qualified defined benefit pension plan, which represents greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term (15 to 20 years) has substantially exceeded 9.0%. In 2003, the plans experienced market related returns as compared to losses in 2002.

     For 2003, our expected long-term rate of return assumption for our U.S. plans remained at 9.0%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. qualified defined benefit pension plan to increase pension expense by an estimated E4 million in 2004. Another estimate that affects our pension and postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At December 31, 2003, we lowered our discount rate to 6.25% from 6.75% at December 31, 2002 for our U.S. plans. We estimate that a 50 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and postretirement benefit expense in 2004 by an estimated E4 million and less than E1 million, respectively, and our liabilities by approximately E100 million and approximately E10 million, respectively.

     Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The accrued postretirement benefit cost at December 31, 2003 and 2002, includes E31 million and E41 million, respectively, in accrued expenses and E253 million and E311 million, respectively, in other noncurrent liabilities. The key determinants of the accumulated postretirement benefit obligation ("APBO") are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at December 31, 2003, and the 2003 postretirement benefit cost by approximately E1 million and less than E1 million, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at December 31, 2003 and the 2003 postretirement benefit cost by approximately E1 million and less than E1 million, respectively. (See Note 20 to the Consolidated Financial Statements.)

  Accounting for Commitments & Contingencies

     Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 25 to the Consolidated Financial Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, as well as prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS No. 5 "Contingencies and Commitments" and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

     CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, which includes the U.S. business now conducted by Ticona, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had accruals of E60 million for this matter, of which E11 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of December 31, 2003, Celanese had recorded E50 million in outstanding insurance claim receivables. Collectability could vary depending on the financial status of the insurance carriers. In 2003, Celanese recorded income from special charges of E94 million and interest income of E18 million, related to settlements from insurers in excess of the recorded receivable amounts. (See Note 25 to the Consolidated Financial Statements).

     Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese, is party to various legal proceedings in the United States, Canada and Europe alleging Nutrinova Inc. engaged in unlawful, anticompetitive behavior which affected the sorbates markets while it was a wholly-owned subsidiary of Hoechst. In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 1999, Celanese, the successor to Hoechst's sorbates business, was assigned the obligation related to these matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese has remaining accruals of E108 million. This amount is included in current liabilities at December 31, 2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of December 31, 2003 is between E0 and E6 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst of E87 million. (See Note 25 to the Consolidated Financial Statements).

  Captive Insurance Companies

     Celanese consolidates two wholly owned insurance companies (the "Captives"). The Captives are a key component of Celanese's global risk management program as well as a form of self-insurance for property, liability and workers compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks.

     The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the terms of the policies in force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate their liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

     The Captives use reinsurance arrangements to reduce their risk of loss. Reinsurance arrangements however do not relieve the Captives from their obligations to policyholders. Failure of the reinsurers to honor their obligations could result in losses to the Captives. The Captives evaluate the financial condition of their reinsurers and monitor concentrations of credit risk to minimize their exposure to significant losses from reinsurer insolvencies and establish allowances for amounts deemed non-collectable.

     Premiums written are recognized based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

  OUTLOOK

     At the start of 2004, signs of modest economic growth were evident, although visibility remains low. Despite some positive initial indicators, broad and sustainable improvement in demand in industrial markets and consumer confidence remain to be seen.

     Raw material and energy costs are expected to remain at high levels and to weigh on first half 2004 results. A strong euro exchange rate versus the dollar is also likely to continue. In this environment, we will take actions on prices and costs.

     We expect operating profit for the first half of 2004 to be lower than the comparable period of last year when substantial insurance recoveries were recorded. Absent the effect of such insurance recoveries, operating profit is likely to approximate the level of the same period last year. If the BCP offer is successfully completed, it will likely result in material changes to the financing structure, results of future operations and cash flows.

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

     Many factors could cause the actual results, performance or achievements of Celanese to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

     o changes in general economic, business, political and regulatory conditions in the countries or regions in which Celanese operates;

     o the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics, construction and textile industries;

     o changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, wood pulp, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

     o the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

     o the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

     o the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

     o the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

     o increased price competition and the introduction of competing products by other companies

     o the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical Polymers Ticona and Performance Products segments;

     o changes in the degree of patent and other legal protection afforded to Celanese's products;

     o compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

     o potential liability for remedial actions under existing or future environmental regulations;

     o potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which Celanese operates;

     o changes in currency exchange rates and interest rates;

     o changes in the composition or restructuring of Celanese and the successful completion of acquisitions, divestitures and joint venture activities including the successful completion of the BCP tender offer; and

     o various other factors, both referenced and not referenced in this Annual Report.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The current members of the Celanese board of management, their respective ages as of March 5, 2004 and their functions are as follows:

Claudio Sonder.....  Age:                        61
                     First Elected:              1999
                     Function:                   Chairman of the Celanese AG Board of
                                                 Management
                     Supervisory Board
                     Memberships/Directorships:  Dresdner Bank Lateinamerika AG, Companhia
                                                 Suzano de Papel e Celulose S.A., Brazil,
                                                 Ibero-Amerika Verein e.V.
                     Term Expires:               October 31, 2004


David N. Weidman...  Age:                        48
                     First Elected:              2000
                     Function:                   Vice Chairman and Chief Operating Officer;
                                                 Responsible for the Chemical Products
                                                 segment
                     Supervisory Board
                     Memberships/Directorships:  American Chemistry Council, National
                                                 Advisory
                                                 Council of the Marriott School of Management
                     Term Expires:               October 31, 2005


Lyndon Cole........  Age:                        51
                     First Elected:              2003
                     Function:                   Responsible for the Technical Polymers
                                                 Ticona segment
                     Term Expires:               October 31, 2005


Andreas Pohlmann...  Age:                        46
                     First Elected:              2002
                     Function:                   Chief Administrative Officer, Director of
                                                 Personnel, Responsible for the Performance
                                                 Products segment, as well as Innovation,
                                                 Environment, Personnel, Law
                     Supervisory Board
                     Memberships/Directorships:  Pensionskasse der Mitarbeiter der Hoechst-
                                                 Gruppe Vva G (German pension fund for
                                                 employees of the Hoechst Group)
                     Term Expires:               October 31, 2005


Perry W. Premdas...  Age:                        51
                     First Elected:              1999
                     Function:                   Chief Financial Officer; Responsible for the
                                                 Acetate Products segment
                     Term Expires:               October 31, 2004

     Claudio Sonder has been Chairman and Chief Executive Officer of Celanese AG since its demerger from Hoechst on October 22, 1999. Prior to the demerger, he served on the Hoechst board of management from 1996 until October 1999. There he was responsible for the agricultural chemicals, animal health and nutrition businesses, before becoming responsible for Hoechst's Ticona business segment, which is now reported by Celanese under the Technical Polymers Ticona segment, and its Celanese business segment, which is now largely reported by Celanese under the Chemical Products and Acetate Products segments. Mr. Sonder worked with Hoechst's industrial businesses for more than 30 years in Brazil and Germany. He was the head of Hoechst's Plastics and Films Division in Frankfurt, Germany from 1994 to 1996 and served as chairman and chief executive officer of Hoechst do Brazil from 1983 to 1994. Mr. Sonder has announced he will retire from Celanese when his contract expires on October 31, 2004.

     David N. Weidman was appointed Celanese AG's Vice Chairman on September 23, 2003 and Celanese AG's chief operating officer on January 1, 2002. He joined Celanese as the chief executive officer of Celanese Chemicals on September 1, 2000. Before joining Celanese, he was a member of Honeywell/Allied Signal's corporate executive council and the president of its performance polymers business since 1998. Mr. Weidman joined Allied Signal in 1994 as vice president and general manager of performance additives and became president and general manager of fluorine products in 1995. Mr. Weidman began his career in the chemical industry with American Cyanamid in 1980, serving as vice president and general manager of its fibers division from 1990 to 1994, as vice president and general manager of Cyanamid Canada from 1989 to 1990, and as managing director of Cyanamid Nordiska in Stockholm, Sweden from 1987 to 1989. Mr. Wiedman is slated to assume the position of Chairman and Chief Executive Officer on November 1, 2004.

     Lyndon Cole became Ticona's president and the head of the Celanese Growth and Excellence Council on April 1, 2003. He was named to the Board of Management on September 23, 2003. Dr. Cole joined Celanese in March of 2002 as president of Celanese Chemicals. From 1998 to 2001 he had been chief executive officer of United Kingdom based Elementis PLC, a global specialty chemicals company. Prior to joining Elementis, he was general manager-Global Structured Products for GE Plastics from 1990 to 1998 and previously held general management and commercial positions with GE Plastics, Dow Chemicals Europe and ICI.

     Andreas Pohlmann was appointed to the Celanese board of management on October 22, 2002. He had served as Celanese AG's Vice President and Corporate Secretary since October 1999, as well as managing director of Celanese Ventures since February 2002. In his ten years at Hoechst, Dr. Pohlmann, an attorney, held various positions of increasing responsibility in the Corporate Law, Corporate Public and Governmental Affairs, and Corporate Controlling and Development departments, ultimately serving as Hoechst AG's Corporate Secretary from 1996 to 1999.

     Perry W. Premdas has been Celanese AG's Chief Financial Officer since its demerger from Hoechst on October 22, 1999. Prior to the demerger, he was senior executive vice president and chief financial officer of Centeon LLC, Hoechst's blood plasma protein joint venture with Rhone-Poulenc, from 1997 to 1998. From January 1, 1999 until the demerger, he was on a special assignment at Hoechst relating to the demerger. Since joining Celanese Corporation in 1976, Mr. Premdas has held financial and line positions mainly with the industrial businesses of Hoechst and the former Celanese Corporation in the United States, Germany and Mexico. He served as vice president and treasurer of Hoechst Celanese Corporation from 1996 to 1997 and as vice president and general manager of Hoechst Celanese Corporation's Printing Products Division from 1992 to 1995. Mr. Premdas has announced that he will leave Celanese upon the expiration of his contract on October 31, 2004.

     The incumbent members of the supervisory board of Celanese, their respective ages as of March 5, 2004 and their principal occupations are as follows:

Guenter Metz(4)(5)(6)(7)...........  Age:                        68
  Chairman                           First Elected:              1999
                                     Principal Occupation:       Former deputy chairman of the board of
                                                                 management of Hoechst AG
                                     Supervisory Board
                                     Memberships/Directorships:  Aventis S.A., Zuerich Beteiligungs AG
                                     Term Expires:               2005


Reiner Nause(1)(5)(6)(7)...........  Age:                        58
  Deputy Chairman                    First Elected:              1999
                                     Principal Occupation:       Technician, Chairman of the central
                                                                 workers' council of Celanese
                                                                 Chemicals Europe GmbH, Chairman of
                                                                 the Celanese AG Group Workers' Council
                                     Term Expires:               2005



Saad Ali Al-Shuwaib(6).............  Age:                        51
                                     First Elected:              2002
                                     Principal Occupation:       Chairman and Managing Director of Petrochemical
                                                                 Industries Co., Kuwait
                                     Supervisory Board
                                     Memberships/Directorships:  Kuwait Petroleum Corporation
                                     Term Expires:               2005


Hanswilhelm Bach(1)(4).............  Age:                        56
                                     First Elected:              1999
                                     Principal Occupation:       Graduate chemist, Business Liaison Manager
                                                                 Environmental, Health & Safety Affairs at
                                                                 Ticona GmbH, Kelsterbach site
                                     Term Expires:               2005


Ralf Becker(1)(6)..................  Age:                        38
                                     First Elected:              2003(3)
                                     Principal Occupation:       Labor Union Secretary, Deputy Regional Head of
                                                                 IG BCE, Hesse/Thuringia
                                     Supervisory Board
                                     Memberships/Directorships:  Kodak Holding GmbH, RAG Bildung GmbH
                                     Term Expires:               2005


Hans-Juergen Brinkmann(1)(4).......  Age:                        49
                                     First Elected:              2002(2)
                                     Principal Occupation:       Plant mechanic, Member of the Celanese Joint
                                                                 Workers' Council, Ruhrchemie plant
                                     Term Expires:               2005


Armin Droth(1).....................  Age:                        49
                                     First Elected:              2000
                                     Principal Occupation:       Electrical Engineer, representative of the
                                                                 German association of management and
                                                                 professional staff (Verband angestellter
                                                                 Akademiker), member of the Celanese joint
                                                                 workers' council, Hochst site
                                     Term Expires:               2005


Alan R. Hirsig(5)(6)...............  Age:                        64
                                     First Elected:              1999
                                     Principal Occupation:       Former president and chief executive officer of
                                                                 ARCO Chemical Company, United States
                                     Supervisory Board
                                     Memberships/Directorships:  Checkpoint Systems Inc., Philadelphia Suburban
                                                                 Corporation
                                     Term Expires:               2005


Joannes C. M. Hovers(6)............  Age:                        60
                                     First Elected:              1999
                                     Principal Occupation:       Former chief executive officer of Oce N.V., the
                                                                 Netherlands
                                     Supervisory Board
                                     Memberships/Directorships:  GTI N.V., GVB N.V., Inter Access N.V.,
                                                                 Koninklijke Grolsch N.V., Kusters Engineering
                                                                 B.V., Mignos en De Block N.V., Multi Processing
                                                                 Equipment Group N.V., De Nederlandsche Bank
                                                                 N.V., NEM Holding N.V., Penguin Ventures N.V.,
                                                                 Randstad Holding N.V., Schils N.V., Stork MPS
                                                                 N.V., Tilburg University (KUB)
                                     Term Expires:               2005



Herbert Schmalz(1)(6).......  Age:                        52
                              First Elected:              2003(2)
                              Principal Occupation:       Chemistry Technician, Head of Warehouse and
                                                          Shipping for Technical Polymers, Ruhrchemie
                                                          Plant
                              Term Expires:               2005


Alfons Titzrath(4)(7).......  Age:                        71
                              First Elected:              1999
                              Principal Occupation:       Former chairman of the supervisory board of
                                                          Dresdner Bank AG, Germany
                              Term Expires:               2005


Kendrick R. Wilson III(4)...  Age:                        57
                              First Elected:              1999
                              Principal Occupation:       Vice Chairman -- Investment Banking, Goldman,
                                                          Sachs & Co., United States
                              Supervisory Board
                              Memberships/Directorships:  American Marine Holdings Corp.
                              Term Expires:               2005

---------------

(1) Representative of the employees

(2) In May 2000, Celanese's employees in Germany elected 10 representatives to the supervisory board in accordance with the German Co-Determination Law (Mitbestimmungsgesetz). Six of these representatives took office immediately; the other four were chosen as alternates to serve in the event one of the employee representatives resigned or otherwise ceased to serve in office. Mr. Brinkmann and Mr. Schmalz assumed their positions on the supervisory board in 2003 and 2002, respectively, replacing Gerd Decker and Werner Zwoboda, respectively.

(3) Appointed by the local court (Amtsgericht) in Koenigstein on September 30, 2003 to replace Ralf Sikorski, who resigned on September 15, 2003.

(4) Finance and Audit Committee

(5) Personnel and Compensation Committee

(6) Strategy Committee

(7) Ad Hoc Committee

COMPENSATION OF DIRECTORS AND OFFICERS

  SUPERVISORY BOARD

     Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for 2003, amounted to E80,000 for the Chairman, E60,000 for the Deputy Chairman and E40,000 for all other members of the Celanese supervisory board. To the extent that on the due date Celanese has treasury stock that it may use for this purpose, half of these fixed annual amounts are paid in Celanese ordinary shares with the remainder paid in cash. In addition, for each Celanese supervisory board meeting attended, members receive a meeting fee of E4,000 for the Chairman, E3,000 for the Deputy Chairman and E2,000 for all other members of the Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to E4,000 for the chairman of the committee and E2,000 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts. They also participate in a stock appreciation rights plan, the broad terms of which are similar to the stock appreciation rights plans included in long-term incentive plans described below. For 2003, the aggregate compensation of the members of the supervisory board amounted to approximately E0.94 million. According to German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board was approved at the April 1, 2003 annual general meeting of shareholders and remains in effect on the date of this Annual Report.

     The following table shows the compensation paid to individual members of the supervisory board who were active on the board as of December 31, 2003.

                       COMPENSATION OF SUPERVISORY BOARD

                            FIXED ANNUAL REMUNERATION
                         -------------------------------
                                   OF WHICH    OF WHICH        OTHER CASH        VARIABLE ANNUAL         TOTAL
NAME                       (E)     CASH (E)   SHARES(1)    REMUNERATION (E)(2)   REMUNERATION (E)   REMUNERATION (E)
----                     -------   --------   ----------   -------------------   ----------------   ----------------
Guenter Metz...........   61,355    30,678      30,677            25,203                   0             86,558
Chairman
Reiner Nause...........   46,016    23,008      23,008            22,602              31,403            100,021
Deputy Chairman
Saad Ali Al-Shuwaib....   19,380     9,690       9,690            13,534                   0             32,914
Hanswilhelm Bach.......   30,678    15,339      15,339            13,534              43,942             88,154
Ralf Becker(3).........        0         0           0             4,000                   0              4,000
Hans-Juergen Brinkman..   30,678    15,339      15,339            13,534                   0             44,212
Armin Droth............   30,678    15,339      15,339            13,534                   0             44,212
Alan R. Hirsig.........   30,678    15,339      15,339            16,602                   0             47,280
Joannes C. M. Hovers...   30,678    15,339      15,339            15,068                   0             45,746
Herbert Schmalz(3).....        0         0           0            12,000                   0             12,000
Ralf Sikorski..........   30,678    15,339      15,339             7,534              35,291             73,503
Alfons Titzrath........   30,678    15,339      15,339            15,068                   0             45,746
Kendrick R. Wilson
  III..................   30,678    15,339      15,339            13,534                   0             44,212
                         -------   -------     -------           -------             -------            -------
                         372,175   186,088     186,087           185,747             110,636            668,558
                         =======   =======     =======           =======             =======            =======

---------------

(1) Based on a share price of E16.13, the average share price during the 20 days prior to the grant date (annual general meeting date).

(2) Remuneration for Supervisory Board Meetings and Committee Meeting attendance.

(3) Supervisory Board members receive their annual remuneration for the prior year on the day of the annual general meeting. As Messrs. Schmalz and Becker assumed their positions in 2003, they will not receive their remuneration until the annual general meeting on June 15, 2004.

     The table below shows the number of stock appreciation rights held and issued to the Supervisory Board as of December 31, 2003, as well as the number of stock appreciation rights exercised during 2003.

                           STOCK APPRECIATION RIGHTS

                                                                                          TOTAL RIGHTS HELD
                                     GRANTED IN 2003(1)         EXERCISED IN 2003          AS OF 12/31/03
                                  ------------------------   ------------------------   ---------------------
                                           GRANT PRICE PER
NAME                              NUMBER     RIGHTS (E)      NUMBER   EARNINGS (E)(2)   NUMBER   VALUE (E)(3)
----                              ------   ---------------   ------   ---------------   ------   ------------
Guenter Metz....................  4,300         19.40            0              0       13,950     190,045
Chairman
Reiner Nause....................  3,250         19.40        3,950         31,403       6,550       91,910
Deputy Chairman
Saad Ali Al-Shuwaib.............  2,150         19.40            0              0       1,355       17,751
Hanswilhelm Bach................  2,150         19.40        4,850         43,942       2,150       28,165
Ralf Becker(4)..................      0             0            0              0           0            0
Hans-Juergen Brinkman...........  2,150         19.40            0              0       2,150       28,165
Armin Droth.....................  2,150         19.40            0              0       7,000       95,346
Alan R. Hirsig..................  2,150         19.40            0              0       8,050      112,282
Joannes C. M. Hovers............  2,150         19.40            0              0       8,050      112,282
Herbert Schmalz(4)..............      0             0            0              0           0            0
Ralf Sikorski...................  2,150         19.40        4,150         35,291       2,850       38,630
Alfons Titzrath.................  2,150         19.40            0              0       8,050      112,282
Kendrick R. Wilson III..........  2,150         19.40            0              0       8,050      112,282
                                  ------                     ------       -------       ------     -------
                                  26,900                     12,950       110,636       68,205     939,140
                                  ======                     ======       =======       ======     =======

---------------

(1) Due to the share price on the grant date (April 4, 2003) there was no income effect resulting from the stock appreciation rights granted in 2003.

(2) The earnings are included in the supervisory board members' compensation as variable annual remuneration.

(3) Value determined by: (share price (E32.50 as of December 31, 2003) -- grant price of respective plan) x number of rights of respective plan.

(4) Supervisory Board members receive their annual remuneration for the prior year on the day of the annual general meeting. As Messrs. Schmalz and Becker assumed their positions in 2003, they will not receive their remuneration until the annual general meeting on June 15, 2004.

  BOARD OF MANAGEMENT

     The aggregate amount of compensation paid during 2003 to the members of the Celanese board of management was E5.2 million. The aggregate amount accrued by Celanese during 2003 to provide pension, retirement and similar benefits for the members of the board of management was E2.2 million.

     The following table shows the compensation expense for the individual members of the board of management who were active on the board as of December 31, 2003.

                      TOTAL COMPENSATION EXPENSE TABLE(1)

                                                            ANNUAL COMPENSATION
                                                -------------------------------------------
                                                FIXED ANNUAL                  TOTAL CASH
NAME AND PRINCIPAL POSITION                      SALARY (E)    BONUS (E)   COMPENSATION (E)
---------------------------                     ------------   ---------   ----------------
Claudio Sonder(2).............................     909,996     4,679,800      5,589,796
Chairman of the Board
David Weidman.................................     645,259       704,542      1,349,801
Vice Chairman & Chief Operating Officer
Perry Premdas.................................     519,600       406,592        926,192
Chief Financial Officer
Lyndon Cole...................................     120,900       125,000        245,900
Member of Board of Management
Andreas Pohlmann..............................     474,320       461,191        935,511
Chief Administrative Officer
                                                 ---------     ---------      ---------
                                                 2,670,075     6,377,125      9,047,200
                                                 =========     =========      =========

---------------

(1) Disclosure of compensation in accordance with German Commercial Code.

(2) Included in Mr. Sonder's compensation is an accrued amount of E 3,800,000, which he will receive upon expiration of his contract in October 2004.

     The table below shows the number of stock appreciation rights and stock options held by the board of management as of December 31, 2003.

                          INCENTIVE COMPENSATION TABLE

                                            STOCK APPRECIATION RIGHTS(1)             STOCK OPTIONS(2)
                                   ----------------------------------------------   -------------------
                                                           NUMBER      EARNINGS
                                                          OF RIGHTS      FROM
                                   NUMBER                 EXERCISED   EXERCISE OF   NUMBER
NAME AND PRINCIPAL POSITION         HELD     VALUE (E)     IN 2003    RIGHTS (E)     HELD     VALUE (E)
---------------------------        -------   ----------   ---------   -----------   -------   ---------
Claudio Sonder...................  363,500    5,444,770       0            0         90,000     859,500
  Chairman of the Board
David Weidman....................  144,000    2,022,835       0            0         55,000     525,250
  Vice Chairman & Chief Operating
  Officer
Perry Premdas....................  188,500    2,839,632       0            0         43,000     410,650
  Chief Financial Officer
Lyndon Cole......................   25,000      323,500       0            0         15,000     143,250
  Member of Board of Management
Andreas Pohlmann.................   45,450      666,106       0            0         13,000     124,150
  Chief Administrative Officer
                                   -------   ----------       --           --       -------   ---------
                                   766,450   11,296,843       0            0        216,000   2,062,800
                                   =======   ==========       ==           ==       =======   =========

---------------

(1) No stock appreciation rights or stock options were granted in 2003.

(2) The stock options were valued based on their fair value.

  BOARD SERVICE AGREEMENTS

     Celanese AG has entered into service agreements with the members of the board of management. These agreements establish the following four principal elements of compensation:

     o BASE SALARY: Base salary is established based on a comparative analysis of base salaries paid within a selected peer group of international companies.

     o ANNUAL BONUS: The annual bonus is dependent on achieving the economic and personal objectives agreed between the personnel and compensation committee of the supervisory board and the board of management member. At present, such objectives pertain to operating profit and trade working capital of Celanese on a consolidated basis, as well as of the business for which the board of management member is responsible. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved. In 2003, under guidelines established by the personnel and compensation committee, such bonus payments could account for up to 80 percent of the executive's base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

     o LONG-TERM INCENTIVE PLANS: The long-term incentive plans were based on stock appreciation rights plans adopted in 1999 and 2001 and on a stock option plan adopted in 2002. All the plans are based on the appreciation of Celanese AG ordinary shares and are further described under Incentive Plans below. In 1999, Celanese AG granted board of management members as a group 459,000* stock appreciation rights at a base price of E16.37 per share. In 2001, Celanese granted board of management members as a group 414,000 stock appreciation rights at a base price of E19.56 per share. In 2002, stock options covering 225,000 shares under the 2002 plan were granted to the board as a whole with an exercise price of E27.54 per share. No stock options were granted to the board of management in 2003.

     o EQUITY PARTICIPATION PLAN: Board of management members have committed to take part in the equity participation plan. Under this plan, a defined amount of money must be invested in Celanese shares over a one to two year period. Each board of management member must hold his shares as long as he is a member of the board of management; however as a result of a waiver granted by the supervisory board's personnel and compensation committee, this would not prohibit board of management members from tendering their shares pursuant to the BCP Crystal offer. The board of management as a group received 325,000 stock appreciation rights under this plan. Board of management members who enrolled after July 8, 2002 receive stock options, if available, pursuant to the terms and conditions under which stock options may be granted (See Incentive Plans below). As of March 4, 2004, no stock options were granted to the board of management under this plan.

     In accordance with German practice and the terms of their respective service agreements, members of Celanese's board of management are entitled to severance payments if Celanese terminates their employment before they are entitled to receive retirement or pension benefits, or if they are entitled under German law to terminate their employment with Celanese for good reasons. In either case, the severance payment is based on a multiple of one to two times the member's annual compensation, including salary, bonus payments for the current year, and the current value of a one-year grant of stock appreciation rights and/or stock options. The multiple declines as the member nears retirement age.

     If the termination of a member of Celanese's board of management occurs due to a change in control of Celanese, the member may be entitled to a change in control payment, depending on the conditions of his termination. Such change in control payments are based on a multiple up to four times the member's annual cash compensation, based on a three-year average base salary and bonus payment. The multiple declines as the member nears retirement age.

---------------

    *This amount includes stock appreciation rights granted to two retired members of the board of management. One retired as of September 1, 2000 and exercised his stock appreciation rights at the time of his retirement; the other retired as of December 31, 2001 and exercised part of his stock appreciation rights during 2003.

     Claudio Sonder and Perry W. Premdas announced in 2003 and 2004, respectively, that they would leave Celanese upon the expiration of their service agreements on October 31, 2004. In accordance with the terms of Mr. Premdas' service agreement, Celanese is obliged to make a severance payment to him of approximately E2.5 million when he leaves. Mr. Sonder will receive a payment of approximately E4.8 million when his service agreement expires.

     Members of Celanese's supervisory board are not entitled to severance nor to change in control payments.

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

     In 1999, the Celanese board of management and executives of Celanese worldwide (totaling approximately 1,500 employees) were eligible to participate in the equity participation plan, which gives the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants were required to invest over a one or two year period a defined amount of money in Celanese shares. The number of stock appreciation rights to be granted is defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore, entitling participants to receive 2.6 million stock appreciation rights; 2.5 million of these stock appreciation rights were granted during 1999 and 0.1 million were granted during 2001. Approximately 0.8 million rights granted under this plan remain outstanding as of December 31, 2003.

     Celanese board of management members and senior executives worldwide participate in two long-term incentive plans, which give the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plans are identical to the equity participation plan, except that they do not require an investment in Celanese shares by the participants. The base price under the 1999 long-term incentive plan as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and was set at E16.37 per share. At October 25, 1999, approximately 2.4 million stock appreciation rights were awarded to 168 employees, of which 0.9 million remain outstanding as of December 31, 2003. The base price under the 2000 long-term incentive plan was based on the average prices for the 20 trading days of Celanese ordinary shares immediately preceding January 15, 2001 and was set at E19.56 per share. At January 15, 2001, approximately 2 million stock appreciation rights were awarded to 170 employees, of which 1.4 million remain outstanding as of December 31, 2003.

     Under all three plans, every right entitles the eligible person to participate in the long-term appreciation in the price of one share of Celanese. Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese's peer group companies as defined by Celanese's board of management*. Following a change in control of Celanese, the stock appreciation rights can be exercised during a period of six months irrespective of whether Celanese's share price has outperformed the median of the performance of the share prices of the peer group.

     At the Annual General Meeting of Celanese on May 15, 2002, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan"). The 2002 Plan authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20 percent premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese's competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20 percent higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the original exercise premium of 20 percent. The plan documents governing the 2002 Plan does not contain any provisions dealing with a change in control of Celanese. Therefore the legal terms of the stock options will not be affected by a successful consummation of the BCP Crystal offer. On July 8, 2002, 1.1 million stock options were awarded to 140 employees at an exercise price of E27.54 per share and a reference price of E22.95 per share, all of which remained outstanding as of December 31, 2003. On January 31, 2003, 0.1 million stock options were awarded to 13 additional employees at an exercise price of E23.78 per share and a reference price of E19.82 per share, all of which remained outstanding as of December 31, 2003.

     Celanese offset its exposure under the 1999 stock appreciation rights plans by purchasing call options covering Celanese shares, and then exercising these options for shares as part of its share buy-back program. During 2001, Celanese purchased one million call options to cover its financial exposure under the 2000 long-term incentive stock appreciation rights plan. These options expired in 2003 without being exercised. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk," and for additional information related to incentive plans, see Note 22 to the Consolidated Financial Statements.

BOARD PRACTICES

     As required by the German Stock Corporation Act (Aktiengesetz), Celanese has a two-tier board system consisting of a board of management (Vorstand) and a supervisory board (Aufsichtsrat). The Celanese board of management as a collective body is responsible for managing Celanese and representing Celanese in its dealings with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese board of management and oversees the management of Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Pursuant to the rules of procedure of the Celanese management and supervisory boards, the Celanese board of management must obtain the prior consent of the Celanese supervisory board for specific matters such as acquisitions and divestitures, joint ventures, entry into new business areas, the incurrence of indebtedness, issuance of guarantees and creation of mortgages on real estate, if the specific matter is considered to be of substantial economic importance to Celanese. The supervisory board is also authorized to subject other actions of the board of management to its prior consent. The German Stock Corporation Act prohibits simultaneous membership on the board of management and the supervisory board of a company.

  BOARD OF MANAGEMENT

     The members of the Celanese board of management may be appointed by the Celanese supervisory board for a maximum term of five years. They may be reappointed or have their term of office extended for one or more five year terms. Under some circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of the votes cast at a shareholders' meeting, a member of the Celanese board of management may be removed by the Celanese supervisory board prior to the expiration of such term of office.

---------------

    *The peer group consists of Dow, DSM, Eastman, Georgia Gulf Corp. (Solutia, Inc. is substituted for Georgia Gulf Corp. in the peer group for the 2000 long-term incentive plan and for the 2002 Stock Option Program), ICI, Lyondell Chemical Co., Methanex, Millennium and Rhodia.

A member of the Celanese board of management may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and Celanese.

     Celanese board of management decisions are made by a simple majority vote. In the event of a tie vote, the Chairman of the Celanese board of management has the deciding vote.

     Under the Articles of Association (Satzung) of Celanese, any two members of the Celanese board of management, or any member of the Celanese board of management together with the holder of a special power of attorney (Prokurist) granted by the Celanese board of management, may represent Celanese. The Celanese board of management must report regularly to the Celanese supervisory board, in particular, on proposed business policy and strategy, profitability, the performance of the businesses of Celanese, environment, health and safety, and corporate governance matters, including risk management and compliance as well as on any matters of particular significance that may arise from time to time.

     For information on service contracts between Celanese and the members of its board of management, see "Compensation of Directors and Officers".

  SUPERVISORY BOARD

     Celanese has approximately 3,000 employees in Germany. Therefore, under the German Stock Corporation Act, the German Co-Determination Law (Mitbestimmungsgesetz) and the Articles of Association of Celanese, the Celanese supervisory board consists of 12 members of whom six are elected by the shareholders and six are elected by representatives of the German based employees. Four of the Celanese supervisory board members representing the employees must be employees of Celanese, whereas the remaining two must be union representatives. Blue collar (Arbeiter) and white-collar (Angestellte) employees must be represented in accordance with the ratio of employees who are entitled to vote in the elections.

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

     Celanese supervisory board members are usually elected for five-year terms. Supervisory board members may be re-elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at shareholder meetings. For further information on supervisory board remuneration, see "Compensation of Directors and Officers."

     Five of the six shareholder representatives were appointed to the supervisory board on September 1, 1999. Mr. Saad Ali Al Shuwaib, Chairman and Managing Director of Petrochemical Industries Co., Kuwait was appointed on May 15, 2002.

     In May 2000, Celanese's employees in Germany elected 10 representatives to the supervisory board. Six of these representatives took office immediately; the other four were chosen as alternates to serve in the event one of the employee representatives resigned or otherwise left his membership. Mr. Brinkmann and Mr. Schmalz assumed their positions on the supervisory board in 2002 and 2003, respectively, replacing Gerd Decker and Werner Zwoboda, respectively. Ralf Sikorski resigned his position on September 15, 2003. As no alternate had been chosen for him, the board of management requested the local court (Amtsgericht) in

Koenigstein to appoint a replacement in accordance with Section 104 of the Stock Corporation Act (Aktiengesetz). The court appointed Ralf Becker to the Supervisory Board on September 30, 2003.

     The supervisory board maintains the following standing committees, all of which have their own written rules of procedure:

     Finance and Audit Committee. The finance and audit committee reviews in advance the annual financial statements, the consolidated annual financial statements, the management report, the consolidated management report and the proposals to be made to the annual general shareholders' meeting for the appropriation of Celanese's profit and for the election of the external auditors. The committee uses its review of these issues to prepare the corresponding resolutions of the supervisory board. The finance and audit committee also reviews the external auditors' engagement letter, including proposed fees, and monitors the external auditors and their work. Furthermore, the committee reviews Celanese's significant accounting policies and remains informed of the processes, organization and work product of the Celanese's internal auditing function. It monitors Celanese's internal risk management and its compliance with all applicable legal and regulatory requirements. The finance and audit committee met three times during 2003. The members of the finance and audit committee during 2003 were: Alfons Titzrath (Chairman), Hanswilhelm Bach, Hans-Juergen Brinkmann, Guenter Metz, and Kendrick R. Wilson,
III. See also "Item 16A. Audit Committee Financial Expert", and "Item 16C Principal Accountant Fees and Services".

     Personnel and Compensation Committee. The task of the personnel and compensation committee is to prepare resolutions of the supervisory board on personnel matters, in particular regarding the appointment of new board of management members. In addition the personnel and compensation committee approves the adoption, amendment and termination of service agreements with the members of the board of management, as well as any dealings or proceedings between them and Celanese. The personnel and compensation committee also approves contracts and acts of members of the management and supervisory boards which, according to German law, require the approval of the supervisory board. Furthermore, it reviews Celanese's incentive and equity based compensation plans, and prepares the supervisory board's proposal to the annual general meeting on the election of new members of the supervisory board. Members of the personnel and compensation committee are: Guenter Metz (Chairman), Alan Hirsig, and Reiner Nause. The personnel and compensation committee met twice during 2003.

     Strategy Committee. The strategy committee reviews the strategy for Celanese presented to it by the board of management. It keeps itself informed about developments and trends in the industries in which Celanese is active. Members of the strategy committee in 2003 were: Alan Hirsig (Chairman), Saad Ali Al-Shuwaib, Joannes Hovers, Guenter Metz, Reiner Nause, Herbert Schmalz and Ralf Sikorski. Mr. Sikorski resigned his membership on September 15, 2003 and was replaced by Ralf Becker on December 16, 2003. The strategy committee met once during 2003.

     Special Ad Hoc Committee. The supervisory board also established an ad hoc committee on December 15, 2003. Its task is to ensure that the supervisory board is kept fully informed of all matters connected with the BCP Crystal offer. This committee will develop procedures and be the contact for the supervisory board's external advisors; however, any supervisory board decisions regarding the BCP Crystal offer must be made by the entire supervisory board. The members of this committee are: Guenter Metz (Chairman), Rainer Nause, and Alfons Titzrath.

EMPLOYEES

     As of December 31, 2003, Celanese had approximately 9,500 employees worldwide from continuing operations, compared to 10,500 as of December 31, 2002. This represents a decrease of approximately 10 percent. Celanese had approximately 5,600 employees in North America, 3,600 employees in Europe,

200 employees in Asia and 100 employees in the rest of the world. The following table sets forth the approximate number of employees on a continuing basis as of December 31, 2003, 2002, and 2001.

                                                              EMPLOYEES AS OF DECEMBER 31,
                                                              -----------------------------
                                                               2003       2002       2001
                                                              -------   --------   --------
North America...............................................   5,600      6,300      6,900
  thereof USA...............................................   4,000      4,600      5,000
  thereof Canada............................................     400        500        600
  thereof Mexico............................................   1,200      1,200      1,300
Europe......................................................   3,600      3,900      3,400
  thereof Germany...........................................   3,000      2,800      2,900
Asia........................................................     200        200        200
Rest of World...............................................     100        100        100
                                                               -----     ------     ------
Total Celanese Employees....................................   9,500     10,500     10,600
                                                               =====     ======     ======

     Many of Celanese's employees are unionized, particularly in Germany, Canada, Mexico, Brazil, Belgium and France. However, in the United States, less than one quarter of Celanese's employees are unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as workers' councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year, while in the United States a three year term for collective bargaining agreements is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

SHARE OWNERSHIP

     During 2003, 12,840 Celanese shares were issued to members of Celanese's supervisory board as a part of their annual compensation. See "Item 6. Directors, Senior Management & Employees -- Compensation."

     As of December 31, 2003, members of the supervisory board and board of management of Celanese as a group owned 123,607 Celanese ordinary shares and stock options covering 225,000 ordinary shares under the 2002 Celanese Stock Option Plan described above. This represented approximately 0.71 percent of all outstanding shares. As of March 5, 2004 substantially all of the Celanese ordinary shares held by members of the supervisory board and board of management have been either tendered into the BCP Crystal offer or otherwise sold.

     As part of its value based management approach, Celanese has supported employee stock ownership. Celanese has therefore instituted a number of employee stock purchase plans for employees who are not eligible to participate in the incentive plans mentioned above. Under these employee stock purchase plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese, based on the amount invested. Most United States employees also have the option of making their investment directly through a broker or through the Company Stock Fund that was established in April 2000 as a part of the Celanese Americas Retirement Savings Plan. The Company Stock Fund invests primarily in Celanese ordinary shares. As of December 31, 2003, approximately 3,000 employees had purchased a total of approximately one million shares under these stock purchase plans.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The capital stock of Celanese consists of ordinary shares, no par value (Stueckaktien), which are issued in registered form.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange in the European Union must notify the company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fuer den Wertpapierhandel) of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of a company's outstanding voting rights.

     The German Takeover Act (Wertpapiererwerbs- und Uebernahmegesetz), adds another threshold at 30 percent of the voting rights of the company. Pursuant to the Takeover Act, a person who directly or indirectly obtains control over a listed company must promptly publish this fact and must within four weeks following publication submit a mandatory public offer for the remaining outstanding shares. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company.

     The table below sets forth, as of March 5, 2004, the number of Celanese ordinary shares held by holders of more than 5 percent of Celanese ordinary shares and their percentage ownership based on 49,321,468 Celanese ordinary shares outstanding as of December 31, 2003:

IDENTITY OF PERSON OR GROUP                                   SHARES OWNED   PERCENT
---------------------------                                   ------------   -------
Kuwait Petroleum Corporation ("KPC")........................   14,400,000     29.2%
FMR Corporation*............................................    5,395,049     10.9%
First Pacific Advisors, Inc.+...............................    3,123,150      6.3%

     As a result of Celanese's share buy-back program that was completed in April 2003, KPC's percentage ownership of outstanding shares increased from 28.8 percent to 29.2 percent by December 31, 2003. During 2003, FMR Corporation's outstanding share ownership decreased from 5,853,817 shares or 11.7 percent to 5,395,049 shares or 10.9 percent. See "Item 5. Operating and Financial Review and Prospects -- Market Risk," "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

     As of December 31, 2003, Celanese had approximately 90,000 shareholders. Approximately 9,000 of these shareholders were U.S. holders. Based on the share register, it is estimated that 36 percent of Celanese outstanding shares were held by U.S. holders as of this date. Unregistered positions, those shareholdings held by depository banks on behalf of unregistered shareholders, totaled 6.4 million shares or 13 percent of shares outstanding as of year end 2003.

     Celanese has been informed that KPC, which is controlled by the Government of Kuwait, had direct shareholdings representing approximately 29.2 percent of the outstanding Celanese shares as of March 5, 2004. There is one KPC representative serving as a shareholder representative on the supervisory board; however, KPC does not have the voting power to ensure the election of its representative to the supervisory board. KPC has the ability, as a matter of German corporate law, to block some corporate actions by Celanese which are subject to approval by shareholders at a meeting with a majority of 75 percent of the votes cast or, as the case may be, 75 percent of the share capital represented at the meeting. See "Item 6. Directors, Senior Management and Employees."

     On December 15, 2003, KPC entered into an agreement with BCP Crystal to tender its 14,400,000 shares of Celanese in accordance with the terms of the BCP Crystal offer. This agreement will terminate automatically if the BCP Crystal offer is not completed by July 31, 2004.
---------------

    * According to FMR Corporation's Schedule 13G filed with the Commission on February 17, 2004, FMR Corporation and/or its subsidiaries hold sole voting power over 995,821 shares and sole dispositive power over 5,395,049 shares of Celanese.

    + According to First Pacific Advisors, Inc.'s Schedule 13G filed with the Commission on February 12, 2004, First Pacific holds shared voting power over 1,304,450 shares and shared dispositive power over 3,123,150 shares of Celanese.

RELATED PARTY TRANSACTIONS

     As part of Celanese's cash management strategy, affiliates invest surplus funds with Celanese AG. These balances were E79 million and E96 million at December 31, 2003 and 2002, respectively. As of March 5, 2004, short-term borrowings from affiliates were E84 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average annual interest rates on these borrowings were 2.3 percent and
3.2 percent in 2003 and 2002, respectively.

     Celanese has not entered into any material transactions in the last three years in which any shareholder or member of its management or supervisory boards, or any associate of any shareholder or member of its management or supervisory boards has or had any interest. No shareholder or member of its management or supervisory boards or associate of any shareholder or member of its management or supervisory boards is or was during the last three years indebted to Celanese. Dresdner Bank and its subsidiaries provided various financial and investment advisory services to Celanese in 2003, for which they were paid reasonable and customary fees. Alfons Titzrath, who had been Chairman of the supervisory board of Dresdner Bank until May 2002, has been a shareholder representative on Celanese AG's supervisory board since 1999.

     Celanese entered into an agreement with Goldman, Sachs & Co. on December 15, 2003 (the "Goldman Sachs Engagement Letter"), pursuant to which Goldman Sachs will act as its financial advisor in connection with the BCP Crystal offer. Pursuant to the terms of the Goldman Sachs Engagement Letter, Celanese AG has agreed to pay Goldman Sachs a financial advisory fee equal to E11,000,000 and a discretionary bonus of up to E4,000,000, both of which are contingent on the consummation of the BCP Crystal offer. Celanese AG has agreed to reimburse Goldman Sachs for all its reasonable expenses and to indemnify Goldman Sachs and related persons against various liabilities. Kendrick R. Wilson, III, Vice Chairman -- Investment Banking of Goldman Sachs has been a shareholder representative on Celanese's supervisory board since 1999.

ITEM 8.  FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and pages F-1 through F-57 for Consolidated Financial Statements and Other Financial Information.

EXPORT SALES

     In 2003, approximately E348 million or 24 percent of all U.S. sales and approximately E838 million or 63 percent of all German sales were export sales.

LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. See also Note 25 to the Consolidated Financial Statements.

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

     CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

     o Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

     o In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000, and the case was subsequently dismissed. In September 2000 a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The Tennessee court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

     o Of the four putative class actions pending in Canadian courts, one was denied class certification, but is currently on appeal. Dupont and Shell have each settled this matter and Shell's settlement agreement is awaiting court approval. Celanese is reviewing its options as to how to proceed.

     o Certification has been denied in putative class actions pending in South Carolina and Florida state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

     o The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the Fifth Circuit Court has upheld the dismissal.

     o The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     o A putative nationwide class action was filed in federal court in December 2002 against, among others, CNA Holdings and Shell. CNA Holding's motion to dismiss this lawsuit was granted in December 2003.

     In order to reduce litigation expenses and to provide relief to qualifying homeowners, in November 1995, CNA Holdings, DuPont and Shell entered into a national class action settlement, which has been approved by the courts. The settlement calls for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for specified leak damage. Furthermore, the three companies have agreed to fund these replacements and reimbursements up to U.S.$950 million (which now amounts to U.S.$1,073 million, due to additional contributions and funding commitments of primarily other parties). There are additional pending lawsuits in approximately 10 jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes and management does not expect the obligations arising from these lawsuits to have a material adverse effect on CNA Holdings.

     In 1995, CNA Holdings and Shell settled the claims relating to individuals in Texas, owning 110,000 property units, who are represented by a Texas law firm for an amount not to exceed U.S.$170 million. These claimants are also eligible for a replumb of their homes in accordance with terms similar to those of the national class action settlement.

     In addition, a lawsuit filed in November 1989 in Delaware Chancery Court, between CNA Holdings and various of its insurance companies relating to all claims incurred and to be incurred for the product liability exposure led to a partial declaratory judgment in CNA Holdings' favor. As a result, settlements have been reached with a majority of CNA Holdings' insurers specifying their responsibility for these claims. However, in January 2000, CNA Holdings filed a motion in Superior State Court in Wilmington, Delaware to set a trial date with respect to this lawsuit against one insurer, asserting that the settlement is void because the insurer refused to make the required "coverage in place" payments to CNA Holdings. The insurer and CNA Holdings signed a settlement agreement in June 2003.

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

  SORBATES ANTITRUST ACTIONS

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH ("Nutrinova GmbH"), then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal Government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Federal Government agreed to recommend that the U.S. District Court fine Hoechst US$36 million, payable over five years, with the last payment of US$5 million due in June 2004. Hoechst also agreed to cooperate with the U.S. Federal Government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea in June 1999 and imposed a penalty as recommended in the plea agreement.

     Nutrinova and Hoechst have cooperated with the European Commission since 1998 in connection with matters relating to the sorbates industry. In May 2002, the European Commission informed Hoechst of its intent to officially investigate the sorbates industry, and in early January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd., The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of E138.4 million, of which E99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003.

     In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. Two private actions are still pending in state courts in Tennessee and New Jersey.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the attorneys general of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the attorneys general for New York, Illinois, Ohio, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese. The Ohio action has been settled and is awaiting court approval. The New York and Illinois actions are in the early stages of litigation. Since the fall of 2002, the attorneys general of Connecticut, Florida, Nevada, South Carolina, Oregon and Washington gave notice of intent to take legal action against sorbates manufacturers. Hoechst, Nutrinova, and the other sorbates manufacturers are in the process of settling any claims from these six attorneys general as well as those from Hawaii and Maryland, although an affiliate of Aventis has received a request for information from the Attorney General of Puerto Rico concerning sorbates.

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

  ACETIC ACID PATENT INFRINGEMENT MATTERS

     On February 7, 2001, Celanese filed a private criminal action for patent infringement against certain employees of China Petrochemical Development Corporation, or CPDC, in the Taiwan Kaohsiung District Court. Celanese is alleging that CPDC's employees infringed its ROC Patent No. 27572 covering the manufacture of acetic acid. On February 16, 2001, Celanese filed a Supplementary Civil Brief in the same court alleging damages against CPDC in the amount of about U.S.$450 million based on a period of infringement of 10 years, 1991-2000, and based on CPDC's own data and as reported to the Taiwanese securities and exchange commission. The Celanese ROC patent was held valid by the Taiwanese Patent Office on March 8, 2001, after 14 months of legal proceedings before the patent office based on two cancellation actions by CPDC. In view of the recent changes in the Taiwanese patent laws, the supplementary civil action has been converted into an independent civil action, and the amount of damages claimed by Celanese has been reassessed at U.S. $35 million. This action is still pending.

DIVIDEND POLICY

     The payment and amount of any dividends depends on Celanese's current and future earnings, cash flow, financial condition and other factors. Dividends are subject to recommendation by the Celanese supervisory board and board of management and the approval of the shareholders at Celanese's annual general meeting. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, as adopted and approved by resolutions of the Celanese board of management and the Celanese supervisory board, not from the consolidated profits of Celanese.

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

     Although Celanese declared a dividend of E0.44 per share for the year 2002 at its annual general meeting on April 1, 2003, there can be no assurance as to the payment of dividends or their particular amounts in future years. The management of Celanese has indicated that in determining the dividend policy of Celanese, it will consider what portion of the cash flow generated by Celanese should be paid as dividends and what portion should be used in other ways to enhance shareholder value, such as through share repurchases, reduction of debt or capital investments. BCP Crystal has stated in its tender offer document, that it intends to prevent, to the extent permitted by law, any dividend on the Celanese shares for the fiscal year ended 2003 from being distributed to Celanese shareholders. If the offer succeeds, it cannot be predicted whether Celanese will pay dividends or conduct share buybacks in the future. See "Item
5. Operating and Financial Review and Prospects."

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

     In connection with the demerger, the Celanese shares were listed on the Frankfurt Stock Exchange and on the New York Stock Exchange. Since the Celanese shares are in registered form, they were listed directly on the New York Stock Exchange without the creation of a depositary receipt facility. The Celanese shares trade on the New York Stock Exchange under the symbol "CZ" and on the Frankfurt Stock Exchange under the symbol "CZZ", under the German securities code number (Wertpapierkennnummer) 575 300 and under the International Securities Identification Number DE 0005753008.

     The transfer agents for Celanese ordinary shares are registrar services GmbH in Germany, or the Transfer Agent, and Mellon Investor Services in the United States, or the U.S. Transfer Agent.

  TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Boerse AG, is the most significant of the eight German stock exchanges and accounted for approximately 96 percent of the turnover in exchange-traded shares in Germany in 2003. As of December 31, 2003, the equity securities of 5,730 corporations, including 4,901 foreign corporations, were traded on the Frankfurt Stock Exchange.

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

     On October 16, 2002, the Frankfurt Stock Exchange adopted principles relating to a new equity market segmentation, which went into effect on January 1, 2003. Companies admitted to the General Standard segment must meet the requirements set forth under German law. Companies admitted to the Prime Standard segment, including Celanese, must meet higher, internationally accepted transparency standards, such as financial reporting in accordance with an internationally accepted financial reporting standard, in addition to the German legal requirements.

     Celanese shares have been included in the M-DAX index since March 20, 2000. The M-DAX is a continuously updated performance index of the lower 50 of the top 80 German highly capitalized companies. The shares included in the M-DAX are, in principle, selected on the basis of their stock exchange turnover and their market capitalization and must comply with the Prime Standard requirements. In June 2002, the M-DAX switched from a market capitalization-based to a free float-weighted performance scale to determine the relative weight of the shares. Celanese did not experience any material change to the weight of its shares in the M-DAX as a result of this change. Institutional funds that invest in indices like the M-DAX (so called "Index Funds") are required to hold Celanese ordinary shares to match the performance of the M-DAX. If the BCP Crystal offer is successful, Celanese ordinary shares may be excluded from the M-DAX. The Index Funds that still hold Celanese ordinary shares after the successful consummation of the offer will therefore likely sell these shares in the open market.

     Celanese shares have been included in the Dow Jones Euro STOXX(SM) 600 index since the end of September 2001. This index includes the 600 largest European companies ranked by free float market capitalization and is reviewed quarterly. Celanese has also been part of the Morgan Stanley International Small Cap Indexes (MSCI Germany Small Cap, MSCI Europe Small Cap, MSCI World Small
Cap) since May 2002. These indices are reviewed quarterly as well.

     The tables below set forth, for the periods indicated, the high and low sales prices on the Xetra System for Celanese ordinary shares from October 25, 1999, the first day on which Celanese ordinary shares officially traded on the Xetra System, as reported by that exchange.

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
                                                                  (IN E)
Annual Highs and Lows
1999 (from October 25, 1999)................................  18.43    14.20
2000........................................................  25.25    16.50
2001........................................................  28.00    14.91
2002........................................................  27.75    15.70
2003........................................................  32.61    12.51

Quarterly Highs and Lows
2002
  First Quarter.............................................  25.05    16.00
  Second Quarter............................................  27.75    20.35
  Third Quarter.............................................  24.29    16.74
  Fourth Quarter............................................  24.15    15.70
2003
  First Quarter.............................................  22.52    12.51
  Second Quarter............................................  22.10    15.70
  Third Quarter.............................................  31.88    20.52
  Fourth Quarter............................................  32.61    25.99
2004
  First Quarter (through March 5, 2004).....................  33.00    32.14

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
                                                                  (IN E)
Monthly Highs and Lows
2003
  July......................................................  25.28    20.52
  August....................................................  29.30    24.00
  September.................................................  32.98    26.94
  October...................................................  30.57    26.10
  November..................................................  30.35    25.51
  December..................................................  33.50    27.71
2004
  January...................................................  32.70    32.14
  February..................................................  33.00    32.21
  March (through March 5, 2004).............................  32.40    32.20

     Based on turnover statistics supplied by both the Frankfurt Stock Exchange and Xetra, the average daily volume of Celanese ordinary shares traded between January 1, 2003 and December 31, 2003 was 6,460 on the Frankfurt Stock Exchange and 136,606 on Xetra.

     On March 5, 2004 the closing sales price per Celanese ordinary share on the Xetra System was E32.27, which was equivalent to U.S.$40.02 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under "Item 3. Key Information -- Exchange Rate Information" with respect to rates of exchange between the dollar and the euro.

  TRADING ON THE NEW YORK STOCK EXCHANGE

     Official trading of Celanese ordinary shares on the New York Stock Exchange commenced on October 25, 1999.

     The following tables set forth, for the periods indicated, the high and low sales prices per Celanese ordinary share, as reported on the New York Stock Exchange Composite Tape.

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
                                                                (IN U.S. $)
                                                              ---------------
Annual Highs and Lows
1999 (from October 25, 1999)................................  19.00    14.88
2000........................................................  24.56    14.88
2001........................................................  23.76    13.91
2002........................................................  25.52    15.74
2003........................................................  40.90    14.59

Quarterly Highs and Lows
2002
  First Quarter.............................................  22.30    20.78
  Second Quarter............................................  25.52    19.70
  Third Quarter.............................................  23.65    16.80
  Fourth Quarter............................................  23.58    15.74
2003
  First Quarter.............................................  23.07    14.59
  Second Quarter............................................  25.78    17.48
  Third Quarter.............................................  36.20    23.84
  Fourth Quarter............................................  40.90    30.57
2004
  First Quarter (through March 5, 2004).....................  42.01    39.05

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
                                                                (IN U.S. $)
                                                              ---------------
Monthly Highs and Lows
2003
  July......................................................  28.20    23.84
  August....................................................  31.45    27.80
  September.................................................  36.20    29.90
  October...................................................  35.29    30.71
  November..................................................  35.21    30.57
  December..................................................  40.90    34.26
2004
  January...................................................  41.76    39.67
  February..................................................  42.01    40.03
  March (through March 5, 2004).............................  40.48    39.05

     On March 5 2004, the closing sales price per Celanese ordinary share on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape was U.S.$39.80.

     BCP Crystal has indicated in its offer document that, if the offer is successful, it will seek to delist Celanese ordinary shares from the New York Stock Exchange, and, depending on the level of acceptance of the offer, may also apply to revoke the admission of Celanese ordinary shares to the Frankfurt Stock Exchange. Even if the Celanese ordinary shares are not delisted, the acquisition of the Celanese ordinary shares by BCP Crystal will substantially reduce the number of Celanese shareholders. Therefore, following consummation of the offer, there may no longer be an active public trading market for the Celanese ordinary shares.

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

  INTERESTED PARTY TRANSACTIONS; LOANS TO BOARD MEMBERS; COMPENSATION

     According to the German Stock Corporation Act, the Celanese supervisory board shall represent the interests of the company in the event Celanese enters into a transaction or contract with a member of its board of management. Any service or consulting agreement between the company and a member of its supervisory board must be approved by a resolution of the supervisory board. Further, a member of the management or supervisory board may not participate in any resolution that involves a transaction between Celanese and the member, nor the institution or settlement of legal proceedings between Celanese and the member. A member of the management or supervisory board who is also a shareholder may not vote his or her shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. Although the German Stock Corporation Act permits companies to grant certain loans to members of its supervisory board, board or management, or other executives, as well as to the families of these individuals with supervisory board approval, the rules of procedure of the Personnel and Compensation Committee of Celanese's supervisory board may permit the approval of such loans only if they would not violate U.S. law. Celanese is in compliance with the provisions of the U.S. Sarbanes-Oxley Act restricting loans to executive officers and directors, which explicitly precludes the granting of such loans. Compensation of supervisory board members requires shareholder approval.

  AGE LIMIT

     Celanese AG's Articles of Association do not mandate the retirement of directors under an age limit requirement. However, the rules of the procedure for the supervisory board's personnel and compensation committee prohibit the proposal of candidates for the board of management and the supervisory board who have reached the ages of 65 and 70, respectively.

  SHARE OWNERSHIP REQUIREMENT

     Celanese AG's Articles of Association do not require members of its supervisory board and board of management to be shareholders in the company. However, Celanese encourages management to purchase Celanese shares by offering members of its board of management and executives worldwide the right to participate in an equity participation plan that requires the investment of a defined amount of money in Celanese shares over a one or two year period since its introduction in 1999. Members of the Celanese board of management have committed to hold their Celanese shares for at least as long as they are members of the board of management; however, as a result of a waiver granted by the supervisory board's personnel and compensation committee, this would not prohibit board of management members from tendering their shares pursuant to the BCP Crystal offer. Furthermore, Celanese may pay up to half of its supervisory board's fixed annual compensation in Celanese shares, provided it has shares available for this purpose.

     See also "Item 6. Directors, Senior Management and Employees" for further information about the supervisory and board of management.

  ORDINARY SHARES

     The share capital of Celanese AG consists of E140,069,354 divided into 54,790,369 ordinary shares of no par value issued in registered form, of which 5,468,901 ordinary shares are held by the company as treasury stock as of December 31, 2003. Record holders of ordinary shares are registered in Celanese AG's share register (Aktienregister). The share register is administered on behalf of Celanese AG by registrar services GmbH, as transfer agent and registrar in Germany and by Mellon Investor Services as transfer agent and registrar in the United States.

     Celanese AG also has E6,391,148 in contingent capital. The contingent capital may only be used to grant stock options to members of the boards of management and other senior managers of Celanese AG and its subsidiaries.

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

  VOTING RIGHTS

     Each ordinary share entitles the owner to one vote at the general meeting. Cumulative voting is not permitted under German law. Celanese AG's Articles of Association provide that all resolutions of the general meeting may be passed by a simple majority of votes cast and, if a majority of capital is required, by a simple majority of the share capital represented in the meeting unless otherwise mandatorily required by law. German law mandatorily requires that the following matters, among others, be approved by the affirmative vote of 75 percent of the issued shares present at the shareholders' meeting at which the matter is proposed:

     o Changing the objects and purposes provision in the articles of association,

     o Capital decreases,

     o Capital increases in the form of authorized and conditional capital,

     o Excluding preemptive rights of shareholders to subscribe for new shares,

     o Dissolution,

     o A merger into, or a consolidation with, another stock corporation, and

     o A transfer of all or virtually all of the assets.

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

  CAPITAL INCREASES

     The share capital may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital. Authorized capital provides the board of management with the flexibility to issue new shares up to a maximum of 50 percent of the company's stated capital for a period of up to five years. Contingent capital allows the board of management to issue new shares up to a maximum of 50 percent of the company's stated capital for specified purposes, including mergers and the issuance of shares for convertible bonds. In the case of issuing new shares for employee stock option plans no more than 10 percent of the company's stated capital may be authorized. Capital increases require an amendment of the Articles of Association approved, in the case of an increase in authorized or contingent capital, by 75 percent of the issued shares present at the shareholders' meeting at which the increase is proposed. The board of management must also obtain the approval of the supervisory board before issuing new shares out of authorized capital. Celanese AG's Articles of Association currently contain provisions for contingent capital, but not for authorized capital; nor do they contain conditions regarding changes in the share capital that are more stringent than the law requires.

  REDEMPTION

     The share capital may be reduced by an amendment of the Articles of Association approved by 75 percent of the issued shares present at the shareholders' meeting. Shareholders may also authorize the board of management for a period of up to 18 months to repurchase up to 10 percent of the issued and outstanding shares for a specific purpose, such as employee share or option grants or the cancellation of shares as may be authorized by the shareholders. Such repurchase authorizations require approval by 50 percent of the issued shares present at the shareholders' meeting unless the repurchased shares are to be used in such a way that excludes shareholder subscription rights, in which case a majority of 75 percent of the issued shares present is required.

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

     According to Celanese AG's Articles of Association, shareholders listed in the shareholder register as of the date of the general meeting and who have indicated their desire to attend the general meeting no later than seven days prior to the meeting (unless a different period is prescribed by the board of management) are entitled to attend and vote at the meeting. Shareholders may also vote by proxy. Unless such proxies are granted to a credit institute or shareholders' association, they may be submitted by mail, telefax, or electronic media, as determined by the board of management and set forth in the invitation to the meeting.

     The Articles of Association delegate the responsibility for determining the order of agenda items, as well as the manner, form and order of voting, to the chairman of the meeting. The chairman may also allow the transmission of the general meeting as well as the participation in the general meeting, voting, or the exercise of other shareholders' rights, in each case either directly or by proxy, by electronic or other media, as permitted by law.

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

     The German Takeover Act (Wertpapiererwerbs- und Uebernahmegesetz), which became effective on January 1, 2002, standardizes the rules applicable to public bids for the shares in German public stock corporations. The German Takeover Act includes, among other things, a set of definitive rules applying to the company's action in the case of a hostile takeover situation. As a general rule, the board of management is obliged to remain neutral in such circumstances. However, the board of management is allowed to proceed with actions which a prudent (ordentlicher) and conscientious manager of a company, which is not subject of a takeover offer, would have taken and, additionally, to seek alternative offers from third parties. Any other actions of the board of management which may have a negative impact on the takeover, require either the approval by the shareholders or the consent of the supervisory board. Approvals by the shareholders may either be granted by an extraordinary general meeting called in connection with the hostile takeover bid or by way of shelf resolutions passed before the commencement of such bid. However, such a shelf resolution is limited to a maximum period of 18 months and requires a three quarters majority of the present share capital in the general meeting.

  DISCLOSURE OF SHAREHOLDINGS

     The disclosure of shareholdings is governed by the German Securities Trading Act (Wertpapierhandelsgesetz) and the German Takeover Act. Celanese AG also complies with the disclosure requirements of the German Corporate Governance Code.

     The German Securities Trading Act requires holders of voting securities of a company whose shares are listed on a stock exchange to notify the company and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fuer den Wertpapierhandel) of the number of shares they hold if that number reaches, exceeds or falls below 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the company's outstanding voting rights. Moreover, the German Securities Trading Act requires the board of management to publish this information promptly.

     The German Takeover Act requires any person who directly or indirectly obtains control over a listed company to publish this fact promptly and submit a mandatory tender offer for the outstanding shares within four weeks following the publication. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company. See "Item 7. Major Shareholders and Related Party Transactions."

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

MATERIAL CONTRACTS

     As of September 26, 2002, Madionova GmbH, a wholly-owned subsidiary of Celanese AG, entered into a Master Purchase Agreement with Clariant International AG to purchase Clariant's European, U.S. and Canadian emulsions business and seller's worldwide emulsion powders business, excluding Japan, including Clariant's emulsions and emulsion powders plants in Frankfurt am Main, Germany, Tarragona, Spain, Perstorp, Sweden, and Koper, Slovenia. The business was acquired for a purchase price of CHF 213.5 million (E147 million) and closed on December 31, 2002. For further information on the acquisition, see "Item 4. Information on the Company -- Acquisitions and Divestitures", as well as Note 7 to the Consolidated Financial Statements.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), any payment (other than those for the import or export of goods or the payment or repayment of short term loans and deposits) received from or made to an individual or a corporation resident outside Germany if such payment exceeds E12,500 or the equivalent in a foreign currency. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed E5 million or the equivalent in a foreign currency during any one month. German residents must also report any direct investment outside Germany if such investment exceeds 10 percent of the total investment (unless such investment is in a company having total assets of less than E3 million).

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

CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CELANESE SHARES.

  TAXATION OF DIVIDENDS

     Under German law, German corporations are required to withhold tax on dividends distributed in 2003 out of prior years profits in an amount equal to 20 percent of the gross amount paid to resident and nonresident shareholders. Subject to limitations, a partial refund of this 20 percent withholding tax can be obtained by Qualified Holders under the Income Tax Treaty. Qualified Holders are generally subject to United States federal income tax on dividends paid by German corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for German withholding tax on dividends.

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

     Thus, for each U.S.$100 of gross dividend paid by Celanese in 2003 to a Qualified Holder, the dividend after partial refund of the 20 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S.$15. Thus, for each U.S.$100 of gross dividend, the Qualified Holder will include U.S.$100 in gross income and may be entitled to a foreign tax credit of U.S.$15, subject to applicable limitations of United States federal income tax law.

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

DOCUMENTS ON DISPLAY

     Celanese furnishes its U.S. shareholders with annual reports in English. These annual reports include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Celanese also furnishes its U.S. shareholders quarterly reports in English in accordance with U.S. GAAP that include unaudited interim consolidated financial information. Celanese furnishes its U.S. shareholders in English all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. Celanese transmits the English versions of these notices, reports and announcements to Mellon Investor Services, Celanese's transfer agent and registrar in New York, New York. The transfer agent arranges for the prompt mailing of copies of these materials to Celanese's U.S. shareholders. As a foreign private issuer, Celanese is exempt under the Securities Exchange Act of 1934, as amended, or the 1934 Act, from the proxy rules and the short-swing profit recovery provisions of Section 16 of the 1934 Act.

     Celanese is subject to the informational requirements of the 1934 Act and files reports and other information with the Commission. Reports and other information filed by Celanese may be examined, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission's regional offices located at 801 Brickell Ave., Suite 1800, Miami, FL 33131, 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604, 1801 California Street, Suite 1500, Denver, CO 80202-2656, 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648 and The Woolworth Building, 233 Broadway, New York, New York 10279. Copies of such materials are also available by mail from the Commission's Public Reference Branch at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. More information on the public reference rooms can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Celanese, that file electronically with the Commission. Shares of Celanese are traded on the New York Stock Exchange; the materials submitted by Celanese to the New York Stock Exchange are also available for inspection and copying at their offices located at 20 Broad Street, New York, New York 10005.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following tables present information regarding Celanese's use of derivative financial instruments, and should be read together with "Item 5. Operating and Financial Review and Prospects" and Notes 2 and 23 to the Consolidated Financial Statements.

INTEREST-RATE RISK MANAGEMENT

     The following tables provide information about Celanese's use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2003. The information is presented in euro equivalents, which is Celanese's reporting currency, at December 31, 2003 exchange rates.

                     INTEREST-RATE RISK MANAGEMENT -- DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                             AVERAGE INTEREST RATE
                               DECEMBER 31, 2003

                                                                                                 FAIR VALUE
                                                                                                DECEMBER 31,
                                      2004    2005   2006   2007   2008    THEREAFTER   TOTAL       2003
                                      -----   ----   ----   ----   -----   ----------   -----   ------------
                                                       (IN E MILLIONS, EXCEPT PERCENTAGES)
                                      ----------------------------------------------------------------------
DEBT, INCLUDING CURRENT PORTION
Fixed rate (U.S. dollar)............    0.5   0.5    0.6    8.5      0.7     158.6      169.4      200.3
Average interest rate...............    9.0%  9.0%   9.0%   4.3%     9.0%      6.5%         -          -
Variable rate (U.S. dollar).........   31.9   19.8     -      -    118.8         -      170.5      170.5
Average interest rate...............    1.8%  3.4%     -      -        -         -          -          -
Fixed rate (euro)...................    3.8   3.8    22.5   0.1      0.1       0.8       31.1       28.3
Average interest rate...............    5.0%  5.0%   5.0%   7.5%     7.5%      7.5%                    -
Variable rate (euro)................   80.9   1.5    1.5    0.9      0.2      48.0      133.0      133.0
Average interest rate...............    2.5%  3.6%   4.1%   4.5%     4.7%        5%         -          -
Other currencies....................    0.1     -      -      -        -         -        0.1        0.1
  TOTAL.............................  117.2   25.6   24.6   9.5    119.8     207.4      504.1      532.1

     For Celanese's fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2003. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at December 31, 2003.

                     INTEREST RATE RISK MANAGEMENT -- SWAPS
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                AVERAGE INTEREST (SWAP) RATE/OPTION STRIKE PRICE
                               DECEMBER 31, 2003

                                                                                          FAIR VALUE
                                                                                         DECEMBER 31,
                                2004   2005   2006    2007   2008   THEREAFTER   TOTAL       2003
                                ----   ----   -----   ----   ----   ----------   -----   ------------
                                                 (IN E MILLIONS, EXCEPT PERCENTAGES)
                                ---------------------------------------------------------------------
INTEREST-RATE SWAPS:
U.S. dollar
Payer swap (variable to
  fixed)......................    -      -    158.4     -      -         -       158.4       (9.7)
Average pay rate (fixed)......    -      -      5.8%    -      -         -           -          -
Average receive rate
  (variable)..................    -      -      3.4%    -      -         -           -          -

FOREIGN-EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in exchange rates as of December 31, 2003. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of generally less than one year. Celanese had E606 million notional amount of foreign currency forward contracts outstanding in various currencies at December 31, 2003. There were no foreign currency options outstanding as of December 31, 2003.

                                                                      AVERAGE
                                                     CONTRACT       CONTRACTUAL       FAIR VALUE
                                                      AMOUNT          FORWARD        DECEMBER 31,
CURRENCY PAIRS                                      BUY (SELL)     EXCHANGE RATE         2003
--------------                                     ------------   ---------------   --------------
                                                   (IN E MILLIONS, EXCEPT FOR AVERAGE CONTRACTUAL
                                                               FORWARD EXCHANGE RATE)
                                                   -----------------------------------------------
FOREIGN CURRENCY FORWARD CONTRACTS
EURO
U.S. dollar......................................     (549.6)           1.1712           37.2
Japanese yen.....................................       (2.2)         110.1788            1.0
British pound....................................       (8.1)           0.7063            0.0
Canadian dollar..................................       40.8            1.5722           (1.3)
Australian dollar................................        0.5            1.6894            0.0
Swedish Krona....................................       (5.2)           9.1162            0.0

     Most of the foreign currency forward contracts are currency swaps entered into to hedge inter-company loans.

COMMODITY RISK MANAGEMENT

     Celanese recognized losses of E3 million and less than E1 million from natural gas swap contracts in 2003 and 2002, respectively. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts of E0 million and E1 million at December 31, 2003 and December 31, 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of E4 million as of December 31, 2003.

     The following measures are taken to avoid and manage risks in the purchase of raw materials:

     o Celanese avoids supply problems generally by entering into long-term contracts with at least two suppliers, when available in regional markets, for each significant raw material. The quantities contracted are divided by the suppliers to ensure supply security and the best cost option. Celanese enters into long-term contracts only after a strict evaluation of the supplier's financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality risks are reduced to a minimum.

     o Price risks are managed through several measures. Purchasing raw materials both through long-term contracts and on spot markets allows Celanese to maintain security of supply while allowing for maximum price flexibility. In long-term contracts, price conditions generally are based on either changes in production cost or market conditions.

STOCK BASED COMPENSATION RISK MANAGEMENT

     As of December 31, 1999, Celanese had 1.2 million call options on its own ordinary shares outstanding to offset the costs associated with the 1999 long-term incentive plan and the 1999 equity participation plan. These options had a maturity of six months, a strike price of E16.37 per share and an average premium of E3.16 per share. The total premium as of December 31, 1999 was E3.8 million. During 2000, Celanese purchased an additional 3.9 million call options to offset the costs associated with these plans. These options had a maturity of six months, a strike price of E16.37 per share and an average premium of E6.46 per share. The total premium as of December 31, 2000 was E25.2 million. The program enabled Celanese to receive shares upon exercise of any purchased call options. As part of the share buy-back program approved at the annual general meeting held in May 2000, Celanese used the call options to purchase 5.1 million shares of treasury stock. During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 LTIP. These options have a maturity of two years, a strike price of E19.56 per share and an average premium of E4.39 per share. The options allow settlement in cash only. These options expired during 2003. As a result, a net loss of E1 million was recorded to interest and other income, net in 2003. See "Item 6. Compensation of Directors and Officers -- Incentive Plans."

     After canceling 1,125,000 of its treasury stock at the end of 2002, Celanese repurchased an additional 284,798 shares in 2002 and 749,848 shares in 2003. Any further share repurchases by Celanese will be consistent with its overall financial priorities at the time. See "Item 5. Operating and Financial Review and Prospects -- Market Risk.")

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     On December 12, 2003, Celanese performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report and filed with the Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of Celanese's key senior management, its financial and legal advisors, and under the supervision of Celanese's Chief Executive Officer (CEO), Claudio Sonder, and its Chief Financial Officer (CFO), Perry W. Premdas. Celanese's management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective, and that there were no significant deficiencies in the design or operation of such disclosure controls and procedures, nor material weaknesses in internal controls. There was no evidence of fraud involving management or other employees who have a significant role in Celanese's internal controls and procedures for financial reporting. There have been no significant changes in Celanese's internal controls over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     In accordance with the Commission's rules in connection with the Sarbanes-Oxley Act on the definition and disclosure of audit committee financial experts, Celanese's supervisory board has assessed the qualifications and experience of the members of its finance and audit committee and has determined that its Chairman, Alfons Titzrath, qualifies as a financial expert to the finance and audit committee.

ITEM 16B. CODE OF ETHICS AND GOVERNANCE MATTERS

     Celanese's Global Business Conduct Policy or BCP became effective in 2002. The BCP sets forth universal rules of conduct for company management, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, as well as for all employees. The policy requires employees and management to act honestly and ethically in all their dealings, and promotes the ethical handling of actual or apparent conflicts of interest. It calls for full, fair, accurate, timely and understandable disclosure in periodic reports and public communications and adherence to applicable laws, rules and regulations. Violations of the BCP may be subject to severe disciplinary action, up to and including termination of employment. Various help lines have been established so that every Celanese employee, regardless of where the employee works, can contact a regional coordinator or the Governance and Risk Officer directly in the event that he or she would like to voice policy concerns or report policy infringements or risks affecting Celanese. All Celanese management and employees receive periodic BCP training, either electronically or in person, and management as well as a majority of Celanese employees must certify annually in writing that they have read, understood, and are in compliance with the BCP. During 2003, Celanese did not make any amendments to, or waivers from, the BCP relating to its Chief Executive Officer or senior financial officers. Further information on BCP processes and the policies can be found on the website noted below.

     Celanese currently communicates its governance standards internally and externally. Celanese has introduced its own corporate governance site on its intranet, where information about the global BCP and Celanese's corporate governance guidelines can be accessed by every employee. Celanese has also added a link on corporate governance issues to its Internet website at http://www.celanese.com/index/about_index/governance.htm. This site provides information about Celanese's corporate governance practices, such as the BCP, its corporate governance guidelines, the statement of compliance with the German Corporate Governance Code, the description of significant differences between German corporate governance practices and the corporate governance requirements of U.S. companies under the New York Stock Exchange listing standards, as well as any current certifications made by Celanese or its responsible governing bodies.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftspruefungsgesellschaft or KPMG has served as Celanese's independent auditor for each of the fiscal years in the three year period ended December 31, 2003, for which audited financial statements appear in this annual report. The independent auditor is selected each year by the Annual General Meeting. Celanese's supervisory board will propose to the Annual General Meeting to be held on June 15, 2004 that KPMG be selected as the independent auditor for the 2004 fiscal year.

     In the annual meeting held on April 1, 2003, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftspruefungsgesellschaft (KPMG), Frankfurt am Main, to serve as our independent auditors for the 2003 fiscal year. KPMG billed the following fees for professional services in each of the last two fiscal years:

                                                       FOR YEAR ENDED      FOR YEAR ENDED
TYPE OF FEES                                          DECEMBER 31, 2003   DECEMBER 31, 2002
------------                                          -----------------   -----------------
                                                       (E IN MILLIONS)     (E IN MILLIONS)
                                                      -----------------   -----------------
Audit...............................................         2.8                 2.4
Audit-Related.......................................          .1                  .4
Tax.................................................          .4                 1.0
All Other...........................................          .5                 0.0
                                                             ---                 ---
Total...............................................         3.8                 3.8
                                                             ===                 ===

     Audit fees are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit-Related fees are those charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, as well as advisory services associated with financial reporting. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions and expatriate employee tax services (for 2002 only). Fees disclosed under the category "All Other" are mainly related to the review of selected documentation in connection with the implementation of the SAP system. This category also includes training and other immaterial support services.

PRE-APPROVAL POLICIES AND PROCEDURES OF THE FINANCE AND AUDIT COMMITTEE

     The finance and audit committee of Celanese's supervisory board, among other things, is responsible for monitoring the independent auditors and their work. In particular it:

     o Prepares the proposal of the supervisory board concerning the selection of the independent auditors by the annual general meeting;

     o Reviews the independent auditors' engagement letter, including proposed fees;

     o Defines the scope of the independent audit as well as key areas to be audited;

     o Reviews the independent auditors' significant findings and recommendations together with the board of management's response; and

     o Regularly reviews the independent auditors' quality control systems and oversees their independence.

     For more information on the finance and audit committee, see "Item 6. Directors, Senior Management and Employees -- Board Practices".

     In accordance with the Sarbanes-Oxley Act, the finance and audit committee must approve all audit and non-audit services provided by KPMG. In February 2003, in compliance with sections 201 and 202 of the Sarbanes-Oxley Act, the finance and audit committee approved the following non-audit services to be provided by KPMG during 2003:

     o Statement of Accounting Standard or SAS 100 Quarterly Reviews commencing during the first quarter of 2003;

     o Review of selected documentation in connection with the implementation of the SAP system;

     o tax planning;

     o tax compliance (primarily Canada, Mexico and Belgium); and

     o due diligence procedures related to merger and acquisition candidates (assurance and tax planning).

     The finance and audit committee also delegated the authority to grant such approvals of services to its Chairman. The Chairman is required to report such approvals to the entire finance and audit committee at the meeting immediately following such approval.

     In December 2003, the finance and audit committee approved the following non-audit services to be provided by KPMG during 2004, as well as the work processes needed to control and monitor them:

     o Continuing SAS 100 quarterly reviews that commenced in 2003;

     o Continue to review selected documentation in connection with the implementation of the SAP system;

     o Tax planning;

     o Tax compliance (primarily Canada, Mexico and Belgium);

     o Pre-approval for due diligence procedures related to merger and acquisition candidates (assurance and tax planning); and

     o Assistance with documentation of functional area process controls in preparation of the certification process pursuant to section 404 of the Sarbanes-Oxley Act.

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

     Report of the Board of Management

     Index to Consolidated Financial Statements

     Independent Auditors' Report

     Consolidated Financial Statements:

      Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001

      Consolidated Balance Sheets as of December 31, 2003 and 2002

      Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2003, 2002 and 2001

      Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001

      Notes to the Consolidated Financial Statements

     Schedule II -- Valuation and Qualifying Accounts

     Other Schedules are omitted because they are not applicable or because the required information is contained in the Consolidated Financial Statements or Notes thereto.

     (b) Documents filed as exhibits to this Annual Report:

 1.1   English translation of Articles of Association (Satzung) of
       Celanese AG as amended to date (filed with the Commission on October 31, 2003 as Exhibit 4.1 to Post-Effective Amendment
       No. 1 to Celanese's Registration Statement filed on Form
       S-8, and incorporated herein by reference.)
 2.1 Form of Definitive Stock Certificate of Celanese AG (filed as Exhibit 4.1 to Celanese's Annual Report on Form 20-F for the year ended December 31, 1999, and incorporated herein by reference.)
 4.1 Master Purchase Agreement between Madionova GmbH, as buyer and Clariant International AG, as seller, dated as of September 26, 2002 (filed as Exhibit 4.1 to Celanese's
       Annual Report on Form 20-f for the year ended December 31,
       2002, and incorporated herein by reference.)
 4.2 Service Agreement between Celanese AG and Andreas Pohlmann, dated as of October 22, 2002 (filed with the Commission on February 10, 2004 as Exhibit (e)(11) to Celanese's
       Solicitation/ Recommendation Statement on Schedule 14D-9, and incorporated herein by reference.)
 4.3 Service Agreement between Celanese AG and Perry Premdas, dated as of October 22, 2002 (filed with the Commission on February 10, 2004 as Exhibit (e)(12) to Celanese's
       Solicitation/Recommendation Statement on Schedule 14D-9, and incorporated herein by reference.)

 4.4 Service Agreement between Celanese AG and Claudio Sonder, dated as of October 22, 2002 (filed with the Commission on February 10, 2004 as Exhibit (e)(13) to Celanese's
       Solicitation/Recommendation Statement on Schedule 14D-9, and incorporated herein by reference.)
 4.5 Service Agreement between Celanese AG and David Weidman, dated as of October 22, 2002 (filed with the Commission on February 10, 2004 as Exhibit (e)(14) to Celanese's
       Solicitation/ Recommendation Statement on Schedule 14D-9, and incorporated herein by reference.)
 4.6 Service Agreement between Celanese AG and Lyndon Cole, dated as of September 23, 2003 (filed with the Commission on February 10, 2004 as Exhibit (e)(15) to Celanese's
       Solicitation/ Recommendation Statement on Schedule 14D-9, and incorporated herein by reference.)
 4.7 The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of Celanese on a consolidated basis. Celanese agrees to furnish the Commission upon request a copy of any instrument with respect to long-term debt of Celanese AG and any subsidiary for which consolidated or unconsolidated financial statements are required to be filed and as to which the amount of securities authorized thereunder does not exceed
       10 percent of the total assets of Celanese AG and its subsidiaries on a consolidated basis.
 8.1 Significant subsidiaries as of the end of the year covered by this annual report: See Significant Subsidiaries in "Item
       4. Information on the Company."
10.1   Notice to the Members of the Supervisory Board
       (Aufsichtsrat) and Board of Management (Vorstand) Directors and Executive Officers of Celanese AG and Affiliates dated
       February 9, 2004 pursuant to Rule 104 of Regulation BTR
       (furnished to the Commission on February 9, 2004 as Exhibit
       99.1 to Celanese's Report on Form 6-K).
11.1   Celanese Global Business Conduct Policy (filed as Exhibit
       10.3 to Celanese's Annual Report on Form 20-f for the year ended December 31, 2002, and incorporated herein by reference).
12.1   Certification of the Chief Executive Officer pursuant to
       Section 302 of the Sarbanes-Oxley Act of 2002.
12.2   Certification of the Chief Financial Officer pursuant to
       Section 302 of the Sarbanes-Oxley Act of 2002.
13.1   Certification of the Chief Executive Officer pursuant to 18
       U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2   Certification of the Chief Financial Officer pursuant to 18
       U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1   Consent of KPMG Deutsche Treuhand-Gesellschaft
       Aktiengesellschaft Wirtschaftspruefungsgesellschaft.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CELANESE AG
                                          (Registrant)
Date: March 17, 2004

                                          By:      /s/ CLAUDIO SONDER
                                            ------------------------------------
                                            Name: Claudio Sonder
                                            Title:   Chairman of the Board of
                                              Management

                                          By:     /s/ PERRY W. PREMDAS
                                            ------------------------------------
                                            Name: Perry W. Premdas
                                            Title:   Member of the Board of
                                                     Management
                                                and Chief Financial Officer

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

     The Board of Management runs Celanese in the interests of its stockholders and in awareness of its responsibility towards employees and society. We manage the resources entrusted to us to increase the value of Celanese.

     Pursuant to a resolution passed at the last General Meeting, the Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter, the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Kronberg im Taunus, February 17, 2004
The Board of Management

Claudio Sonder

Lyndon Cole       Andreas Pohlmann       Perry W. Premdas       David N. Weidman

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................    F-3
  Consolidated Statements of Operations for the years ended
     December 31, 2003, 2002 and 2001.......................    F-4
  Consolidated Balance Sheets as of December 31, 2003 and
     2002...................................................    F-5
  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 2003, 2002 and 2001...........    F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2003, 2002 and 2001.......................    F-7
  Notes to Consolidated Financial Statements................    F-8
CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
     Schedule II -- Valuation and Qualifying Accounts.......   F-64

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     As discussed in Note 4 to the consolidated financial statements, Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003.

     As discussed in Note 4 to the consolidated financial statements, Celanese adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51," effective December 31, 2003.

     As discussed in Note 4 to the consolidated financial statements, Celanese adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

     As discussed in Note 4 to the consolidated financial statements, Celanese has early adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective October 1, 2002.

     As discussed in Note 20 to the consolidated financial statements, Celanese changed the actuarial measurement date for its Canadian and U.S. pension and other postretirement benefit plans in 2003 and 2002, respectively.

Frankfurt am Main, Germany
February 17, 2004

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft

                          CELANESE AG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                            2003                2003              2002              2001
                                                            ----           ---------------   ---------------   ---------------
                                                     (IN $ MILLIONS(1)
                                                    EXCEPT FOR SHARE AND
                                                      PER SHARE DATA)      (IN E MILLIONS EXCEPT FOR SHARE AND PER SHARE DATA)
                                                         ---------------------------------------------------------------------
Net sales.........................................            5,133               4,075             4,064             4,433
Cost of sales.....................................           (4,328)             (3,436)           (3,340)           (3,772)
Selling, general and administrative expenses......             (568)               (451)             (474)             (547)
Research and development expenses.................             (100)                (79)              (69)              (82)
Special charges...................................               (6)                 (5)                5              (464)
Foreign exchange gain (loss)......................               (4)                 (3)                4                 2
Gain on disposition of assets.....................                6                   5                12                 -
                                                         ----------          ----------        ----------        ----------
  Operating profit (loss).........................              133                 106               202              (430)
Equity in net earnings of affiliates..............               39                  31                22                13
Interest expense..................................              (54)                (43)              (59)              (80)
Interest and other income, net....................              111                  88                48                65
                                                         ----------          ----------        ----------        ----------
  Earnings (loss) from continuing operations
    before tax and minority interests.............              229                 182               213              (432)
Income tax (provision) benefit....................              (68)                (54)              (70)              106
                                                         ----------          ----------        ----------        ----------
  Earnings (loss) from continuing operations
    before minority interests.....................              161                 128               143              (326)
Minority interests................................                -                   -                 -                 -
                                                         ----------          ----------        ----------        ----------
  Earnings (loss) from continuing operations......              161                 128               143              (326)
Earnings (loss) from operation of discontinued
  operations (including gain on disposal of
  discontinued operations of E6 million, E14
  million and E14 million in 2003, 2002 and 2001,
  respectively)...................................                5                   4               (31)              (85)
  Income tax benefit..............................                -                   -                56                26
                                                         ----------          ----------        ----------        ----------
  Earnings (loss) from discontinued operations....                5                   4                25               (59)
Cumulative effect of changes in accounting
  principles, net of income tax of E1 million and
  E5 million in 2003 and 2002, respectively.......               (1)                 (1)               19                 -
                                                         ----------          ----------        ----------        ----------
  Net earnings (loss).............................              165                 131               187              (385)
                                                         ==========          ==========        ==========        ==========
Earnings (loss) per common share -- basic:
  Continuing operations...........................             3.26                2.59              2.84             (6.48)
  Discontinued operations.........................             0.10                0.08              0.50             (1.17)
  Cumulative effect of changes in accounting
    principles....................................            (0.02)              (0.02)             0.38                 -
                                                         ----------          ----------        ----------        ----------
  Net earnings (loss).............................             3.34                2.65              3.72             (7.65)
                                                         ==========          ==========        ==========        ==========
Weighted average shares -- basic:.................       49,445,958          49,445,958        50,329,346        50,331,847
Earnings (loss) per common share -- diluted:
  Continuing operations...........................             3.26                2.59              2.84             (6.48)
  Discontinued operations.........................             0.10                0.08              0.50             (1.17)
  Cumulative effect of changes in accounting
    principles....................................            (0.02)              (0.02)             0.38                 -
                                                         ----------          ----------        ----------        ----------
  Net earnings (loss).............................             3.34                2.65              3.72             (7.65)
                                                         ==========          ==========        ==========        ==========
Weighted average shares -- diluted................       49,457,145          49,457,145        50,329,346        50,331,847

---------------

(1) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                                     2003           2003     2002
                                                              ------------------   ---------------
                                                              (IN $ MILLIONS)(1)   (IN E MILLIONS)
                                                              ---------------------------
ASSETS
Current assets:
  Cash and cash equivalents.................................          147            117      118
  Receivables, net:
    Trade receivables, net -- third party and affiliates....          719            571      634
    Other receivables.......................................          587            466      443
  Inventories...............................................          516            410      490
  Deferred income taxes.....................................           67             53       80
  Other assets..............................................           52             41       44
  Assets of discontinued operations.........................          164            130      172
                                                                    -----          -----    -----
         Total current assets...............................        2,252          1,788    1,981
                                                                    -----          -----    -----
Investments.................................................          559            444      454
Property, plant and equipment, net..........................        1,706          1,354    1,519
Deferred income taxes.......................................          602            478      598
Other assets................................................          577            458      541
Intangible assets, net......................................        1,105            877    1,034
                                                                    -----          -----    -----
         Total assets.......................................        6,801          5,399    6,127
                                                                    =====          =====    =====

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current installments of
    long-term debt -- third party and affiliates............          147            117      195
  Accounts payable and accrued liabilities:
    Trade payables -- third party and affiliates............          590            468      546
    Other current liabilities...............................          915            727      659
  Deferred income taxes.....................................           19             15       10
  Income taxes payable......................................          266            211      402
  Liabilities of discontinued operations....................           30             24       31
                                                                    -----          -----    -----
         Total current liabilities..........................        1,967          1,562    1,843
                                                                    -----          -----    -----
Long-term debt..............................................          488            387      420
Deferred income taxes.......................................          100             79       52
Benefit obligations.........................................        1,161            922    1,212
Other liabilities...........................................          487            387      583
Minority interests..........................................           18             14       12
Commitments and contingencies
Shareholders' equity:
  Common stock, no par value, E140 million aggregate
    registered value; 54,790,369 shares authorized and
    issued; 49,321,468 and 50,058,476 shares outstanding in
    2003 and 2002, respectively.............................          176            140      140
  Additional paid-in capital................................        3,200          2,540    2,496
  Retained earnings (deficit)...............................          (21)           (17)    (126)
  Accumulated other comprehensive loss......................         (626)          (497)    (401)
                                                                    -----          -----    -----
                                                                    2,729          2,166    2,109
Less: Treasury stock at cost (5,468,901 and 4,731,893 shares
  in 2003 and 2002, respectively)...........................          149            118      104
                                                                    -----          -----    -----
    Total shareholders' equity..............................        2,580          2,048    2,005
                                                                    -----          -----    -----
    Total liabilities and shareholders' equity..............        6,801          5,399    6,127
                                                                    =====          =====    =====

---------------

(1) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                              ACCUMULATED
                                                    ADDITIONAL   RETAINED        OTHER                      TOTAL
                                           COMMON    PAID-IN     EARNINGS    COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                                           STOCK     CAPITAL     (DEFICIT)   INCOME (LOSS)    STOCK        EQUITY
                                           ------   ----------   ---------   -------------   --------   -------------
                                                                        (IN E MILLIONS)
                                              -----------------------------------------------------------------------
Balance at December 31, 2000.............   143       2,508          92           223          (123)        2,843
Comprehensive income (loss), net of tax:
  Net loss...............................     -           -        (385)            -             -          (385)
  Other comprehensive income (loss):
    Unrealized loss on securities(1).....     -           -           -            (4)            -            (4)
    Foreign currency translation.........     -           -           -            35             -            35
    Additional minimum pension
      liability(2).......................     -           -           -          (255)            -          (255)
    Unrealized loss on derivative
      contracts(3).......................     -           -           -            (4)            -            (4)
                                                                                 ----                       -----
    Other comprehensive loss.............     -           -           -          (228)            -          (228)
                                                                                                            -----
Comprehensive loss.......................     -           -           -             -             -          (613)
Dividends (E0.40 per share)..............     -           -         (20)            -             -           (20)
                                            ---       -----        ----          ----          ----         -----
Balance at December 31, 2001.............   143       2,508        (313)           (5)         (123)        2,210
                                            ---       -----        ----          ----          ----         -----
Comprehensive income (loss), net of tax:
  Net earnings...........................     -           -         187             -             -           187
  Other comprehensive income (loss):
    Unrealized gain on securities(1).....     -           -           -             2             -             2
    Foreign currency translation.........     -           -           -          (173)            -          (173)
    Additional minimum pension
      liability(2).......................     -           -           -          (220)            -          (220)
    Unrealized loss on derivative
      contracts(3).......................     -           -           -            (5)            -            (5)
                                                                                 ----                       -----
    Other comprehensive loss.............     -           -           -          (396)            -          (396)
                                                                                                            -----
Comprehensive loss.......................     -           -           -             -             -          (209)
Amortization of deferred compensation....     -           3           -             -             -             3
Settlement of demerger liability.........     -           7           -             -             -             7
Purchase of treasury stock...............     -           -           -             -            (6)           (6)
Retirement of treasury stock.............    (3)        (22)          -             -            25             -
                                            ---       -----        ----          ----          ----         -----
Balance at December 31, 2002.............   140       2,496        (126)         (401)         (104)        2,005
                                            ---       -----        ----          ----          ----         -----
Comprehensive income (loss), net of tax:
  Net earnings...........................     -           -         131             -             -           131
  Other comprehensive income (loss):
    Unrealized gain on securities(1).....     -           -           -             3             -             3
    Foreign currency translation.........     -           -           -          (114)            -          (114)
    Additional minimum pension
      liability(2).......................     -           -           -            10             -            10
    Unrealized gain on derivative
      contracts(3).......................     -           -           -             5             -             5
                                                                                 ----                       -----
    Other comprehensive loss.............     -           -           -           (96)            -           (96)
                                                                                                            -----
Comprehensive income.....................     -           -           -             -             -            35
Dividends (E0.44 per share)..............     -           -         (22)            -             -           (22)
Amortization of deferred compensation....     -           5           -             -             -             5
Settlement of demerger liability(4)......     -          39           -             -             -            39
Purchase of treasury stock...............     -           -           -             -           (14)          (14)
                                            ---       -----        ----          ----          ----         -----
Balance at December 31, 2003.............   140       2,540         (17)         (497)         (118)        2,048
                                            ===       =====        ====          ====          ====         =====

---------------

(1) Net of tax (benefit) expense of E(1) million, E(1) million and E1 million in 2001, 2002 and 2003, respectively.

(2) Net of tax (benefit) expense of E(145) million, E(118) million and E4 million in 2001, 2002 and 2003, respectively.

(3) Net of tax (benefit) expense of E(2) million, E(2) million, and E3 million in 2001, 2002 and 2003, respectively.

(4) Net of tax expense of E29 million in 2003.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                     2003          2003   2002   2001
                                                              ------------------   ----   ----   ----
                                                              (IN $ MILLIONS)(1)    (IN E MILLIONS)
                                                              ---------------------------------------
Operating activities from continuing operations:
    Net earnings (loss).....................................          165           131    187   (385)
    (Earnings) loss from discontinued operations, net.......           (5)           (4)   (25)    59
  Cumulative effect of changes in accounting principles.....            1             1    (19)     -
Adjustments to reconcile net earnings (loss) to net cash
  provided by operating activities:
      Special charges, net of amounts used..................           98            78    (63)   371
      Depreciation and amortization.........................          328           260    262    364
      Change in equity of affiliates........................          (13)          (10)    47      8
      Deferred income taxes.................................           85            67      7   (280)
      Gain on disposition of assets, net....................          (11)           (9)   (12)    (7)
      Write-downs of investments............................            5             4     15     10
      (Gain) loss on foreign currency.......................          170           135    128    (30)
      Changes in operating assets and liabilities:
         Trade receivables, net -- third party and
           affiliates.......................................           (6)           (5)   (94)   264
         Other receivables..................................           25            20    (20)   176
         Inventories........................................          (13)          (10)    (7)    99
         Trade payables -- third party and affiliates.......          (47)          (37)     2    (68)
         Other liabilities..................................         (117)          (93)    (7)  (224)
      Income taxes payable..................................         (214)         (170)    (2)   158
      Other, net............................................          (14)          (11)   (17)     3
                                                                     ----          ----   ----   ----
      Net cash provided by operating activities.............          437           347    382    518
Investing activities from continuing operations:
      Capital expenditures on property, plant and
         equipment..........................................         (233)         (185)  (214)  (213)
      Acquisitions of businesses and purchase of
         investment.........................................          (19)          (15)  (125)    (2)
      Proceeds (outflow) on sale of assets..................           13            10    (15)     6
      Proceeds and payments of borrowings from disposal of
         discontinued operations............................           10             8    201     38
      Proceeds from sale of marketable securities...........          226           179    221    348
      Purchases of marketable securities....................         (294)         (233)  (239)  (298)
      Distributions from affiliates.........................            -             -     41      4
      Other, net............................................           (4)           (3)   (15)     -
                                                                     ----          ----   ----   ----
      Net cash used in investing activities.................         (301)         (239)  (145)  (117)
Financing activities from continuing operations:
      Short-term borrowings, net............................          (21)          (17)  (154)  (164)
      Proceeds from long-term debt..........................           63            50     57      -
      Payments of long-term debt............................         (121)          (96)   (53)  (192)
      Purchase of treasury stock............................          (18)          (14)    (6)     -
      Dividend payments.....................................          (28)          (22)     -    (20)
                                                                     ----          ----   ----   ----
      Net cash used in financing activities.................         (125)          (99)  (156)  (376)
Exchange rate effects on cash...............................          (13)          (10)    (8)     1
                                                                     ----          ----   ----   ----
      Net increase (decrease) in cash and cash
         equivalents........................................           (2)           (1)    73     26
      Cash and cash equivalents at beginning of year........          149           118     45     19
                                                                     ----          ----   ----   ----
      Cash and cash equivalents at end of year..............          147           117    118     45
                                                                     ====          ====   ====   ====
Net cash provided by (used in) discontinued operations:
      Operating activities..................................          (13)          (10)    16      2
      Investing activities..................................           13            10    (17)    (4)
      Financing activities..................................            -             -     (2)     -
                                                                     ----          ----   ----   ----
      Net cash used in discontinued operations..............            -             -     (3)    (2)
                                                                     ====          ====   ====   ====

---------------

(1) The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2597 per E1.00, the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003.

See the accompanying notes to consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE COMPANY

     On October 22, 1999 (the "Effective Date"), Celanese AG ("Celanese" or the "Company"), formerly a subsidiary of Hoechst AG ("Hoechst"), was demerged from Hoechst and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A. ("Aventis"). In the demerger, Hoechst distributed all of the outstanding shares of Celanese's common stock to existing Hoechst shareholders.

     Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas and wood pulp, into value-added chemicals and chemical-based products. During the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. (See Note 29) The Celanese portfolio consists of four main business segments: Chemical Products, Acetate Products, Technical Polymers Ticona ("Ticona") and Performance Products.

2.  TENDER OFFER

     On December 16, 2003, BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership controlled by a group of investor funds advised by The Blackstone Group, announced its intention to launch a voluntary public offer to acquire all of the outstanding shares of Celanese AG for a price of E32.50 per share, without interest. The offer commenced on February 2, 2004. Shareholders of Celanese AG can accept the offer until March 15, 2004 unless extended. The offer is subject to a number of conditions, including receipt of antitrust clearances, a minimum acceptance of 85% of the outstanding registered ordinary shares of Celanese AG and the absence of certain material adverse changes with respect to Celanese; however, certain of these conditions can be waived by BCP. Upon successful completion of the transaction, Celanese will owe a contingent fee to its external advisors of up to E15 million. No amounts have been recorded in the consolidated financial statements related to this contingent fee.

3.  SUMMARY OF ACCOUNTING POLICIES

    o CONSOLIDATION PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as a special purpose entity which is a variable interest entity where Celanese is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

    o ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to the allowance for doubtful accounts, inventory allowances, impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies, among others. Actual results could differ from those estimates.

    o REVENUE RECOGNITION

     Celanese recognizes revenue when title and risk of loss have been transferred to the customer, generally at the time of shipment of products, and provided four basic criteria are met: (1) persuasive evidence of an

                          CELANESE AG AND SUBSIDIARIES
arrangement exists; (2) delivery has occurred or services have been rendered;
(3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine revenue recognition criteria are not met for certain transactions, revenue recognition would be delayed until such time that the transactions become realizable and fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

    o CASH AND CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered cash equivalents.

    o INVESTMENTS IN MARKETABLE SECURITIES

     Celanese has classified its investments in debt and equity securities as "available-for-sale" and has reported those investments at their fair or market values in the balance sheet as other assets. Unrealized gains or losses, net of the related tax effect on available-for-sale securities, are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. The cost of securities sold is determined by using the specific identification method.

     A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

    o FINANCIAL INSTRUMENTS

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

     Foreign exchange contracts relating to foreign currency denominated accounts receivable or accounts payable are accounted for as fair value hedges. Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments as well as the offsetting losses and gains on the hedged items are

                          CELANESE AG AND SUBSIDIARIES
reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

     Celanese's risk management policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements, generally up to 18 months forward using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. Throughout 2003, Celanese entered into natural gas forward and cash-settled swap contracts for approximately 50 percent of its natural gas requirements, generally for up to 3 to 6 months forward; however, this practice may not be indicative of future actions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

     Celanese selectively used call options to offset some of the exposure to variability in expected future cash flows attributable to changes in the Company's stock price related to its stock appreciation rights plans. The options are designated as cash flow hedging instruments. Celanese excludes the time value component from the assessment of hedge effectiveness. The change in the call option's time value is reported each period in interest expense. The intrinsic value of the option contracts is deferred as a component of accumulated other comprehensive income (loss) until the compensation expense associated with the underlying hedged transactions affect earnings.

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

    o INVENTORIES

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

    o INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee. APB Opinion No. 18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock, issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain

                          CELANESE AG AND SUBSIDIARIES
investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate E60 million and E71 million as of December 31, 2003 and 2002, respectively, and are included within long-term other assets.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, adopted by the Company effective January 1, 2002, the excess of cost over underlying equity in net assets acquired is no longer amortized.

     Celanese assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. See "Impairment of property, plant and equipment" for explanation of the methodology utilized.

    o PROPERTY, PLANT AND EQUIPMENT

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

     Impairment of property, plant and equipment- Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

    o INTANGIBLE ASSETS

     The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business ("goodwill") and other intangible assets with indefinite useful lives, beginning in 2002, are no longer amortized, but instead tested for impairment at least annually. Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic lives.

                          CELANESE AG AND SUBSIDIARIES

     Impairment of intangible assets- Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually (generally, in the first quarter) or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of goodwill is measured at the reporting unit level based on a two-step approach. First, the carrying amount of the reporting unit is compared to the fair value as estimated by the future net discounted cash flows expected to be generated by the reporting unit. To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value of goodwill, impairment exists and must be recognized. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques.

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

     Celanese assesses the recoverability of intangible assets with finite lives in the same manner as for property, plant and equipment. See "Impairment of property, plant and equipment".

    o INCOME TAXES

     The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss and tax credit carryforwards. The amount of deferred taxes on these temporary differences is determined using the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, as applicable, based on tax rates and laws in the respective tax jurisdiction enacted by the balance sheet date.

    o ENVIRONMENTAL LIABILITIES

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials. Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the event of a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. (See Note 26)

                          CELANESE AG AND SUBSIDIARIES

    o LEGAL FEES

     Celanese accrues for legal fees related to litigation matters when the costs associated with defending these matters can be reasonably estimated and are probable of occurring. All other legal fees are expensed as incurred.

    o MINORITY INTERESTS

     Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at December 31, 2003 are as follows:

                                                               OWNERSHIP
                                                               PERCENTAGE
                                                               ----------
InfraServ GmbH & Co. Oberhausen KG..........................       84%
Celanese Polisinteza d.o.o..................................       73%
Synthesegasanlage Ruhr GmbH.................................       50%
Dacron GmbH.................................................        0%

     Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidating this entity in its consolidated financial statements.

     Dacron GmbH is a variable interest entity as defined under FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. (See Note 4)

    o ACCOUNTING FOR SORBATES MATTERS

     In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese, then successor to Hoechst's sorbates business, was assigned the obligation related to the Sorbates matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated Statement of Operations. Recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the Consolidated Balance Sheet. (See Note 25)

    o RESEARCH AND DEVELOPMENT

     The costs of research and development are charged as an expense in the period in which they are incurred.

    o FUNCTIONAL CURRENCIES

     For Celanese's international operations where the functional currency is other than the euro, assets and liabilities are translated using period-end exchange rates, while the statement of operations amounts are translated using the average exchange rates for the respective period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods or from initial recognition during the period are included as a separate component of accumulated other comprehensive income (loss).

                          CELANESE AG AND SUBSIDIARIES

    o EARNINGS PER SHARE

     Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. For the years ended December 31, 2003 and 2002, Celanese had employee stock options outstanding of 1.2 million and 1.1 million, respectively. The number of employee stock options considered dilutive as of December 31, 2003 was approximately 11,000. There were no stock options considered dilutive for the year ended December 31, 2002.

    o STOCK-BASED COMPENSATION

     Celanese accounts for stock options and similar equity instruments under the fair value method which requires compensation cost to be measured at the grant date based on the value of the award. The fair value of stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense based on the fair value of stock options is recorded over the vesting period of the options and has been recognized in the accompanying consolidated financial statements. (See Note 22)

     Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense. (See Note 22)

    o ACCOUNTING FOR PURCHASING AGENT AGREEMENTS

     CPO Celanese Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these third party sales are classified as a reduction to selling, general and administrative expense. Commissions amounted to E7 million, E5 million and E15 million in 2003, 2002 and 2001, respectively. The raw material sales volume commissioned by CPO for third parties amounted to E496 million, E465 million and E534 million in 2003, 2002 and 2001, respectively.

    o RECLASSIFICATIONS

     Certain reclassifications have been made to prior year balances in order to conform to current year presentation.

4.   ACCOUNTING CHANGES

     Accounting Changes Adopted in 2003

     Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of E1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. (See Note 17). The effect of

                          CELANESE AG AND SUBSIDIARIES
the adoption of SFAS 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

     In January 2003, and subsequently revised in December 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN No. 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entity to finance its activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003. As of December 31, 2003, Celanese has not identified any VIEs other than the VIE disclosed below.

     Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31, 2003, Celanese recorded E35 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity is not expected to have a material impact on Celanese's future results of operations and cash flows.

     In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into after June 30, 2003.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position, results of operations or cash flows.

     In May 2003, the EITF reached a consensus on Issue No. 01-8, Determining Whether an Arrangement Contains a Lease. EITF Issue No. 01-8 provides guidance on identifying leases contained in contracts or other arrangements that sell or purchase products or services. This consensus is effective prospectively for contracts entered into or significantly modified after May 28, 2003.

     In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") 104, Revenue Recognition. The SAB updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make the guidance consistent with current authoritative accounting literature. The principal revisions relate to the incorporation of certain sections of the staff's frequently asked questions document on revenue recognition into Topic 13. The adoption of SAB 104 did not have an effect on Celanese's consolidated financial position, results of operations or cash flows.

     In December 2003, the FASB issued SFAS No. 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans.

                          CELANESE AG AND SUBSIDIARIES

The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. Celanese's disclosures in Note 20 incorporate the requirements of SFAS No. 132 (revised).

     Accounting Changes Adopted in 2002

     In 2002, Celanese recorded income of E19 million for the cumulative effect of two accounting changes. This amount consisted of income of E10 million (E0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of E9 million (E0.18 per share), net of income taxes of E5 million, as a result of the change in the measurement date of Celanese's U.S. benefit plans. (See Note 20)

     Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and provides that goodwill and some intangibles no longer be amortized on a recurring basis. Instead, goodwill and intangible assets with an indefinite life are subject to an initial impairment test within six months of adoption of SFAS No. 142 and at least annually thereafter.

     As of January 1, 2002, Celanese had goodwill with a net carrying value of E1,162 million that was subject to the transition provision of SFAS No. 142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

     Additionally, SFAS No. 142 requires that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of E10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002. (See Note 13)

     Celanese adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002, and accordingly applied the statement prospectively. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The statement also supersedes APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This statement establishes a single accounting model to test impairment, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in SFAS No. 121 related to the recognition of impairment of long-lived assets to be held and used. Additionally, SFAS No. 144 extends the applicability to discontinued operations, and broadens the presentation of discontinued operations to include a component of an entity. The adoption of SFAS No. 144 did not have a material effect on Celanese's consolidated financial statements.

     Effective October 2002, Celanese early adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, and accordingly applied the statement prospectively to exit or disposal activities initiated after September 30, 2002. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to the criteria for recognition of a liability for a cost associated with an exit or disposal activity.

     SFAS No. 146 requires recognition only when the liability is incurred. In contrast, under EITF Issue No. 94-3, a liability was recognized when the Company committed to an exit plan. Additionally,

                          CELANESE AG AND SUBSIDIARIES

SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in cash flow estimates.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 25. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

     FIN No. 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of a liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. As noted above, Celanese has adopted the disclosure requirements of FIN No. 45 and applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

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

     Upon adoption, Celanese recorded a net transition adjustment gain of E8 million, net of related income tax of E4 million, in accumulated other comprehensive income (loss) at January 1, 2001. Further, the adoption of these statements resulted in Celanese recognizing E14 million of derivative instrument assets and E2 million of derivative liabilities. The effect of the ineffective portion of the derivatives on the consolidated statement of operations was not material.

     Celanese adopted SFAS No. 141, Business Combinations, on June 30, 2001, and accordingly applied the standards of the statement prospectively. Under this new standard, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 also establishes criteria for the recognition of intangible assets apart from goodwill. The adoption of SFAS No. 141 did not have a material effect on Celanese's consolidated financial statements.

                          CELANESE AG AND SUBSIDIARIES

5.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                                -------------------
Cash paid during the year for:
  Taxes, net of refunds.....................................   148     30      (49)
  Interest, net of amounts capitalized......................    35     48       72
Noncash investing and financing activities:
  Fair value adjustment to securities available-for-sale,
     net of tax.............................................     3      2       (4)
  Settlement of demerger liability (See Note 21)............    39      7        -

6.  TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES

     Celanese is a party to various transactions with affiliated companies. Companies for which Celanese has investments accounted for under the cost or equity method of accounting are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates, as defined above, for the periods presented.

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                                -------------------
STATEMENTS OF OPERATIONS
  Purchases from Affiliates(1)..............................   40      78      76
  Sales to Affiliates(1)....................................   92      75      41
  Interest income from Affiliates...........................    -       1       3
  Interest expense to Affiliates............................    5       7      13

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                              2003      2002
                                                              -----     -----
                                                              (IN E MILLIONS)
                                                               --------------
BALANCE SHEETS
  Trade and other receivables from Affiliates...............    40        11
  Current notes receivable (including interest) from
     Affiliates.............................................     6         9
                                                               ---       ---
     Total receivables from Affiliates......................    46        20
                                                               ===       ===
  Accounts payable and other liabilities due Affiliates.....    28        25
  Short-term borrowings from Affiliates(2)..................    79        96
                                                               ---       ---
     Total due Affiliates...................................   107       121
                                                               ===       ===

(1)  Purchases/Sales from/to Affiliates

      Purchases and sales from/to Affiliates are accounted for at prices approximating those charged to third party customers for similar goods or services.

(2)  Short- term borrowings from Affiliates (See Note 16)

      The 2003 and 2002 balances reflect Celanese's short-term borrowings from Affiliates, the terms of which are based on current market conditions.

                          CELANESE AG AND SUBSIDIARIES

7.  ACQUISITIONS, DIVESTITURES AND JOINT VENTURES

       ACQUISITIONS:

     o On December 31, 2002, Celanese acquired Clariant AG's European emulsions and worldwide emulsion powders businesses, valued at E147 million, including the assumption of related liabilities. Net of purchase price adjustments of E2 million and the assumption of liabilities of E20 million, Celanese paid E125 million cash for the net assets of the business in 2002. In 2003, the purchase price adjustment related to the acquisition was finalized, which resulted in Celanese making an additional payment of E7 million. The addition of this business to the Chemical Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, located to provide rapid response to customers. Two of the production facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. Celanese recorded E33 million of initial goodwill in 2002 which was subsequently reduced by E21 million to E12 million upon completion of the purchase price allocation in 2003. In addition, the fair value of the intangible assets acquired was E34 million, consisting primarily of patents and trademarks. (See Note 13)

       JOINT VENTURES:

     o On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The new joint venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of E10 million for a 50% interest in the joint venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition, Celanese and Degussa each have committed to fund the joint venture equally. Under a multi-year agreement, Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value beginning in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January 2009. Celanese's European oxo business was part of Celanese's former Chemical Intermediates segment. Celanese reports its investment in the Chemicals Products segment using the equity method of accounting.

       DIVESTITURES:

       2003

     o In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The preliminary sale price, subject to purchase price adjustments, for the business was U.S. $154 million (E124 million), which consisted of cash proceeds of $109 million (E88 million) and a note receivable from Dow of U.S. $45 million that is due in March 2004. Simultaneously with the sale, Celanese repaid an unrelated obligation of U.S. $95 million (E76 million) to Dow. The acrylates business was part of Celanese's former Chemical Intermediates segment. As a result of this transaction, the assets,

                          CELANESE AG AND SUBSIDIARIES
       liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144. Any gain or loss on this transaction is not expected to be material.

     o In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of E8 million and recorded a gain of E2 million. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     In 2003, Celanese recorded E2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In addition, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of E4 million.

       2002

     o Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH & Co. Deponie Knapsack KG ("Deponie") to Trienekens AG. Celanese recorded a net cash outflow of E23 million on the sale of this business, which included cash of E40 million offset by proceeds received of E17 million, and a gain of E10 million on disposition of Deponie included in gain on disposition of assets.

     o In December 2002, Celanese completed the sale of Trespaphan, its global oriented polypropylene ("OPP") film business, to a consortium consisting of Dor-Moplefan Group and Bain Capital, Inc. for a value of E209 million. Net of the purchase price adjustments of E19 million and the repayment of E78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of E112 million. Trespaphan was formerly part of Celanese's Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     o During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     In 2002, Celanese received net proceeds of E100 million and recorded E15 million in earnings (loss) from operation of discontinued operations (including a gain on disposal of discontinued operations of E14 million) and a gain of E10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of E40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Additionally, Celanese recognized tax benefits of E10 million in 2001 related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

       2001

     o In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Munchsmunster KG to Ruhr Oel GmbH. (See Note 11)

     o In January 2001, Celanese sold its CelActiv(TM) and Hoecat(R) catalyst business to Synetix.

     o In April 2001, Celanese sold NADIR filtration GmbH, formerly Celgard GmbH, to KCS Industrie Holding AG. This divestiture was classified as a discontinued operation.

     o In June 2001, Celanese sold its ownership interest in Hoechst Service Gastronomie GmbH to Eurest Deutschland GmbH and InfraServ GmbH & Co. Hochst KG.

                          CELANESE AG AND SUBSIDIARIES

     o In October 2001, Celanese sold its ownership interest in Covion Organic Semiconducters GmbH, a developer and producer of light-emitting organic polymers, to Avecia, its joint venture partner in Covion Organic Semiconductors GmbH.

     Celanese received gross proceeds of E13 million in 2001 and recorded a gain of E6 million in interest and other income, net, a gain of E2 million in gain on disposal of discontinued operations and a gain of E1 million in gain on disposition of assets related to the sale of these businesses and assets. Celanese recorded an additional pre-tax gain in 2001 of E12 million in gain on disposal of discontinued operations related to a business divested in 2000. Additionally, Celanese recognized a tax expense of E5 million for discontinued operations.

8.  SECURITIES AVAILABLE FOR SALE

     At December 31, 2003 and 2002, Celanese had E161 million and E135 million, respectively, of marketable securities available for sale, which were included as a component of long-term other assets. Celanese's captive insurance companies hold these securities. There was a net realized gain of E3 million and E5 million in 2003 and 2001, respectively and a net realized loss of E7 million in 2002. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at December 31, 2003 and 2002, were as follows:

                                                 AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                                   COST         GAIN         LOSS      VALUE
                                                 ---------   ----------   ----------   -----
                                                               (IN E MILLIONS)
-------------------------------------------
AT DECEMBER 31,2003
Debt Securities
  U.S. Government..............................      21           -            -         21
  U.S. municipal...............................       1           -            -          1
  U.S. corporate...............................      79           1            -         80
                                                    ---         ---          ---        ---
     Total debt securities.....................     101           1            -        102
Bank certificates of deposit...................      28           -            -         28
Equity securities..............................       5           2            -          7
Mortgage-backed securities.....................      24           -            -         24
                                                    ---         ---          ---        ---
                                                    158           3            -        161
                                                    ===         ===          ===        ===
AT DECEMBER 31, 2002
Debt Securities
  U.S. Government..............................      31           1            -         32
  U.S. municipal...............................       -           -            -          -
  U.S. corporate...............................      64           2            -         66
                                                    ---         ---          ---        ---
     Total debt securities.....................      95           3            -         98
Bank certificates of deposit...................      15           -            -         15
Equity securities..............................       6           -            -          6
Mortgage-backed securities.....................      16           -            -         16
                                                    ---         ---          ---        ---
                                                    132           3            -        135
                                                    ===         ===          ===        ===

                          CELANESE AG AND SUBSIDIARIES

     Fixed maturities at December 31, 2003 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                              AMORTIZED   FAIR
                                                                COST      VALUE
                                                              ---------   -----
                                                               (IN E MILLIONS)
                                                              -----------------
Within one year.............................................      29        28
From one to five years......................................      74        75
From six to ten years.......................................      42        42
Greater than ten years......................................       8         9
                                                                 ---       ---
                                                                 153       154
                                                                 ===       ===

9.  RECEIVABLES, NET

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Trade receivables -- third party and affiliates.............    589      655
Reinsurance receivables.....................................    162      213
Other.......................................................    304      230
                                                              -----    -----
  Subtotal..................................................  1,055    1,098
Allowance for doubtful accounts.............................    (18)     (21)
                                                              -----    -----
  Net receivables...........................................  1,037    1,077
                                                              =====    =====

     As of December 31, 2003 and 2002, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

     In 2001, Celanese entered into an agreement that allows Celanese to sell certain U.S. trade receivables under a planned continuous sale program to a third party. This program is renewable annually until December 2004. The program is accounted for under the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The agreement permits Celanese's U.S. operating subsidiaries to sell certain U.S. trade receivable to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services. During both 2003 and 2002, the provisions of the program allowed for the sale of up to U.S. $120 million (E95 million and E114 million, respectively) of receivables. There were no outstanding sales of receivables under this program as of December 31, 2003 and 2002. Fees paid by Celanese under this agreement are based on certain variable market rate indices and were less than E1 million and E1 million in 2003 and 2002, respectively. There were no fees paid in 2001.

                          CELANESE AG AND SUBSIDIARIES

10.  INVENTORIES

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                              2003      2002
                                                              -----     -----
                                                              (IN E MILLIONS)
                                                                -------------
Finished goods..............................................   282       354
Work-in-process.............................................    13        17
Raw materials and supplies..................................   107       110
                                                               ---       ---
  Subtotal..................................................   402       481
LIFO adjustment.............................................     8         9
                                                               ---       ---
     Total inventories......................................   410       490
                                                               ===       ===

     At December 31, 2003 and 2002, E132 million and E219 million, respectively, of total inventories, which consisted primarily of finished goods in the U.S., were valued by the LIFO method. During 2003, 2002 and 2001, inventory usage resulted in the liquidation of LIFO inventory quantities, which had the effect of reducing cost of sales by E5 million, E9 million and E43 million, respectively.

     As of December 31, 2003 and 2002, the LIFO adjustments for the U.S. subsidiaries was net of a U.S. $28 million (E22 million) fair value adjustment in inventory from the 1987 acquisition by Hoechst of the former Celanese Corporation.

11.  INVESTMENTS

     Celanese accounts for the following Affiliates under the equity method:

                                                                               CELANESE'S     CELANESE'S
                                                                                CARRYING       SHARE OF
                                                                                 VALUE      EARNINGS (LOSS)
                                                                    PERCENT    ----------   ---------------
AFFILIATE                                         SEGMENT          OWNERSHIP               2003
---------                                   --------------------   ---------   ----------------------------
                                                                                     (IN E MILLIONS)
                                                                               ----------------------------
Estech GmbH & Co. KG......................   Chemical Products       51.0%          3             (1)
Clear Lake Methanol Co., LLC..............   Chemical Products       50.0%          -              -
European Oxo GmbH.........................   Chemical Products       50.0%          8             (2)
Fortron Industries........................         Ticona            50.0%         17              4
Korea Engineering Plastics Co., Ltd. .....         Ticona            50.0%         88              7
Polyplastics Co., Ltd.....................         Ticona            45.0%        193             13
InfraServ GmbH & Co. Gendorf KG...........         Other             39.0%         17              1
InfraServ GmbH & Co. Hochst KG............         Other             31.2%        101              8
InfraServ GmbH & Co. Knapsack KG..........         Other             27.0%         14              1
Sherbrooke Capital Health and Wellness, L.P. ... Performance Products   10.0%       3              -
                                                                                  ---             --
  Total...................................                                        444             31
                                                                                  ===             ==

                          CELANESE AG AND SUBSIDIARIES

                                                               2003      2002
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Affiliates totals:
  Net sales.................................................  1,815     1,857
  Net earnings..............................................     75        54
Celanese's share:
  Net earnings..............................................     31        22
  Dividends.................................................     21        69
  Distributions.............................................      -        41
Total assets................................................  1,836     1,800
Total liabilities...........................................    908       872
Interests of others.........................................    570       566
                                                              -----     -----
  Celanese's share of equity................................    358       362
Excess of cost over underlying equity in net assets
  acquired..................................................     86        92
                                                              -----     -----
  Celanese's carrying value of investments..................    444       454
                                                              =====     =====

                                                                     NET BOOK
                                                                       VALUE
                                                                  ---------------
                                                                  (IN E MILLIONS)
                                                                    -------------
December 31, 2002...........................................            454
  Contributions.............................................             14
  Sale of investment........................................             (1)
  Exchange rate changes.....................................            (33)
  Celanese's share of equity method investee earnings, net
     of dividends received..................................             10
                                                                        ---
December 31, 2003...........................................            444
                                                                        ===

     Estech GmbH & Co. KG is a venture created in 2002 for the production and marketing of neopolyol esters. Celanese accounts for its ownership interest in Estech GmbH & Co. KG under the equity method of accounting because the minority shareholder has substantive participating rights that allow it to participate in significant decisions made in the ordinary course of business.

     In October 2003, Celanese and Degussa completed the formation of European Oxo Chemicals GmbH, a joint venture created to own and operate the European propylene-based oxo businesses of Celanese and Degussa. (See Note 7)

     In January 2001, Celanese sold its investment in InfraServ GmbH & Co. Munchsmunster KG to Ruhr Oel GmbH. (See Note 7)

     During the third quarter of 2001, overcapacity in the methanol industry resulted in Celanese and its venture partners idling their methanol unit, operated by the Clear Lake Methanol Joint Venture ("CLMV") indicating that an other than temporary decline in the value of Celanese's investment in CLMV had occurred. As a result, Celanese wrote down its remaining investment in CLMV of E6 million.

     Celanese accounts for its ownership interest in Sherbrooke Capital Health and Wellness, L.P. under the equity method of accounting because Celanese is able to exercise significant influence.

                          CELANESE AG AND SUBSIDIARIES

12.  PROPERTY, PLANT AND EQUIPMENT

                                                     BUILDING,
                                                     BUILDING
                                        LAND       IMPROVEMENTS
                                      AND LAND     AND LEASEHOLD   MACHINERY AND   CONSTRUCTION IN   CAPITALIZED
                                    IMPROVEMENTS   IMPROVEMENTS      EQUIPMENT        PROGRESS        INTEREST     TOTAL
                                    ------------   -------------   -------------   ---------------   -----------   ------
                                                                       (IN E MILLIONS)
                                    -------------------------------------------------------------------------------------
Net book value at December 31,
  2002............................       86             195            1,025             166              47        1,519
                                        ===            ====           ======            ====            ====       ======
ACQUISITION OR CONSTRUCTION COST
  December 31, 2002...............      158             533            4,520             166             150        5,527
    Additions.....................       20               6              121             144               3          294
    Disposals.....................       (1)            (12)            (244)              -              (9)        (266)
    Transfers.....................        -               9              133            (142)              -            -
    Acquisitions..................        -               -                -               -               -            -
    Exchange rate changes.........      (26)            (62)            (504)            (15)            (23)        (630)
                                        ---            ----           ------            ----            ----       ------
  December 31, 2003...............      151             474            4,026             153             121        4,925
                                        ---            ----           ------            ----            ----       ------
ACCUMULATED DEPRECIATION
  December 31, 2002...............      (72)           (338)          (3,495)              -            (103)      (4,008)
    Additions.....................      (16)            (12)            (227)              -             (12)        (267)
    Disposals.....................        -              10              239               -               9          258
    Exchange rate changes.........       15              35              379               -              17          446
                                        ---            ----           ------            ----            ----       ------
  December 31, 2003...............      (73)           (305)          (3,104)              -             (89)      (3,571)
                                        ---            ----           ------            ----            ----       ------
Net book value at December 31,
  2003............................       78             169              922             153              32        1,354
                                        ===            ====           ======            ====            ====       ======

     Total capital expenditures in property, plant and equipment were E185 million, E214 million and E213 million in 2003, 2002 and 2001, respectively. Depreciation totaled E245 million, E259 million and E281 million in 2003, 2002, and 2001 respectively. Writedowns due to asset impairments amounting to E1 million, E6 million and E85 million were recorded to special charges in 2003, 2002 and 2001, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

     Assets under capital leases, net of accumulated amortization, amounted to E11 million and E8 million in 2003 and 2002, respectively.

     Interest costs capitalized were E3 million, E6 million and E4 million in 2003, 2002 and 2001, respectively.

     In 2003, the purchase price allocation associated with the December 2002 acquisition of the Emulsions business was finalized. As a result, property, plant and equipment was increased by E31 million. This increase was recorded as follows: E27 million in machinery and equipment, less than E4 million in buildings, and less than E1 million in land. The effect of the Emulsions purchase price allocation is included under "additions" in the table above.

     At December 31, 2003, the consolidation of a variable interest entity, Dacron GmbH, resulted in the recording of E45 million in net property, plant and equipment. This was recorded as follows: E61 million in machinery and equipment cost and E16 million in machinery and equipment accumulated depreciation. The effect of the Dacron GmbH consolidation is included under "additions" in the table above.

     In October 1, 2003, Celanese and Degussa began their European Oxo GmbH joint venture. (See Note 7) Celanese contributed property, plant, and equipment of E6 million to European Oxo GmbH. This contribution was recorded as follows:
E1 million in buildings, E126 million in machinery and equipment cost and E122 million in machinery and equipment accumulated depreciation, E1 million in construction in process

                          CELANESE AG AND SUBSIDIARIES
and E2 million in capitalized interest. The effect of this contribution is included under "disposals" in the table above.

     As of January 1, 2003, Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Celanese recognized transition amounts for existing asset retirement obligations and corresponding capitalized costs and accumulated depreciation. Upon adoption, Celanese recorded E8 million in land and land improvements cost, and E5 million in land and land improvements accumulated depreciation, which is included under "additions" in the table above. In addition, in the fourth quarter of 2003, the Company assigned a probability that certain facilities in the Acetate products segment will close in the latter half of this decade. As a result, the Company recorded E8 million in land and land improvements cost and E1 million to machinery and equipment cost as well as E8 million in land and land improvement accumulated depreciation and E1 million in machinery and equipment accumulated depreciation.

13.  INTANGIBLE ASSETS

GOODWILL

                                                     CHEMICAL   ACETATE
                                                     PRODUCTS   PRODUCTS   TICONA   TOTAL
                                                     --------   --------   ------   -----
                                                               (IN E MILLIONS)
                                                     ------------------------------------
Carrying value of goodwill as of December 31,
  2001.............................................    600        174       388     1,162
  Acquired during the year.........................     33          -         -        33
  Exchange rate changes............................    (94)       (28)      (61)     (183)
                                                       ---        ---       ---     -----
Carrying value of goodwill as of December 31,
  2002.............................................    539        146       327     1,012
                                                       ---        ---       ---     -----
  Finalization of Purchase Accounting
     Adjustments...................................    (21)                           (21)
  Exchange rate changes............................    (67)       (19)      (56)     (142)
                                                       ---        ---       ---     -----
Carrying value of goodwill as of December 31,
  2003.............................................    451        127       271       849
                                                       ===        ===       ===     =====

     Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested at least annually for impairment. Additionally, the adoption of SFAS No. 142 required that any unamortized negative goodwill (excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of E10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002.

                          CELANESE AG AND SUBSIDIARIES

     The following table presents the impact of adopting SFAS No. 142 on net earnings (loss) and net earnings (loss) per share:

                                                                FOR THE YEARS ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                2002           2001
                                                              --------       --------
                                                              (IN E MILLIONS, EXCEPT
                                                                  PER SHARE DATA)
                                                              -----------------------
Reported net earnings (loss)................................      187           (385)
Adjustment for goodwill amortization........................        -             90
Adjustment for negative goodwill............................      (10)            (3)
                                                                -----          -----
Adjusted net earnings (loss)................................      177           (298)
                                                                =====          =====
Earnings (loss) per common share - basic and diluted:
  Reported net earnings (loss)..............................     3.72          (7.65)
  Goodwill amortization.....................................        -           1.79
  Negative goodwill.........................................    (0.20)         (0.06)
                                                                -----          -----
  Adjusted net earnings (loss)..............................     3.52          (5.92)
                                                                =====          =====

     In 2001, special charges of E243 million were recorded for the impairment of goodwill in Celanese's former Chemical Intermediates segment due to the deterioration in the outlook of the acrylates and oxo business lines. Celanese's management determined that the future undiscounted cash flows associated with portions of the assets of the underlying businesses were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

OTHER INTANGIBLE ASSETS

     Celanese's other intangible assets, primarily relate to patents and trademarks acquired in the emulsions acquisition. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were E53 million and E25 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2002 were E38 million and E16 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the years ended December 31, 2003, 2002 and 2001 totaled E10 million, E3 million and E3 million, respectively. Estimated amortization expense for the succeeding five fiscal years is approximately E4 million each in 2004, 2005 and 2006, E3 million in 2007 and E1 million in 2008. Intangible assets subject to amortization have a weighted average life of five years.

     In 2003, it was determined that of the other intangible assets that were acquired in the emulsions acquisition, E7 million represents a trademark, which has an indefinite life and is not subject to amortization. Accordingly, no amortization expense was recorded for this trademark in 2003.

14.  INCOME TAXES

     Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2003 was 26.5 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 41 percent. In 2002 and 2001, the corporate tax rate was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the

                          CELANESE AG AND SUBSIDIARIES

German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 40 percent for those years.

     Effective January 1, 2004, the German corporate income tax rate is decreased to 25 percent for the year 2004 and beyond. The solidarity surcharge on the corporate income tax will remain 5.5 percent. Combined with the solidarity surcharge on the German income tax rate plus the blended trade income tax rate, the statutory tax rate in Germany will be 40 percent for 2004.

     Deferred taxes are being provided at a 40 percent rate for the German companies as of December 31, 2003. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Earnings (loss) from continuing operations before income tax and minority interests:
  Germany...................................................   (25)    146     156
  U.S. .....................................................    60    (136)   (693)
  Other.....................................................   147     203     105
                                                               ---    ----    ----
     Total..................................................   182     213    (432)
                                                               ===    ====    ====
Provision (benefit) for income taxes:
Current:
  Germany...................................................    25      39      48
  U.S. .....................................................   (67)    (31)     94
  Other.....................................................    38      44      23
                                                               ---    ----    ----
     Total current..........................................    (4)     52     165
                                                               ---    ----    ----
Deferred:
  Germany...................................................    (7)     25     (46)
  U.S. .....................................................    68      (9)   (207)
  Other.....................................................    (3)      2     (18)
                                                               ---    ----    ----
     Total deferred.........................................    58      18    (271)
                                                               ---    ----    ----
     Income tax provision (benefit).........................    54      70    (106)
                                                               ===    ====    ====
Effective income tax rate reconciliation:
  A reconciliation of income tax provision (benefit) for the years ended December 31, 2003, 2002 and 2001 determined
     by using the applicable German statutory rate of 41%
     for 2003, 40% for 2002 and 40% for 2001 follows:
  Income tax provision (benefit) computed at statutory tax
     rates..................................................    75      85    (173)
     Increase (decrease) in taxes resulting from:
       Change in valuation allowance........................    (6)    (28)    (65)
       Equity Income and Dividends..........................     4      15      (3)
       Non-deductible amortization and impairment...........     -       -     120
       U.S. foreign tax credit/Subpart F income.............     3       2      13
       U.S. tax rate differentials..........................    (3)      7      36
       Other foreign tax rate differentials.................   (31)    (33)    (44)
       Valuation adjustments in subsidiaries................     7      16       -
       Change in statutory German trade tax rate............    (3)      -       -
       Adjustment for prior years taxes.....................     6       -       -
       Other................................................     2       6      10
                                                               ---    ----    ----
     Income tax provision (benefit).........................    54      70    (106)
                                                               ===    ====    ====

                          CELANESE AG AND SUBSIDIARIES

     Celanese recognized income tax expense of E54 and E70 million in 2003 and 2002, respectively. In 2001, Celanese recognized an income tax benefit of E106 million.

     The effective tax rate for Celanese in 2003 was 30 percent compared to 33 percent in 2002 and 25 percent in 2001. In comparison to the German statutory tax rate, the 2003 effective rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from Polyplastics Co. Ltd. which are excluded from U.S. taxable income, and utilization of a U.S. capital loss carryforward that had been subject to a valuation allowance. The effective tax rate was unfavorably affected in 2003 by dividend distributions from subsidiaries and writedowns of certain German corporate income and trade tax benefits related to prior years.

     In comparison to the German statutory tax rate, the Celanese effective tax rate in 2002 was favorably affected by the utilization of certain net operating loss carryforwards in Germany, the release of certain valuation allowances on prior years' deferred tax assets, unrepatriated low-taxed earnings and a lower effective minimum tax burden in Mexico. The effective tax rate was unfavorably affected in 2002 by distributions of taxable dividends from equity investments and the reversal of a tax-deductible writedown in 2000 of a German investment.

     In 2001, Celanese recognized an income tax benefit of E106 million and reported an effective tax rate of 25 percent. In comparison to the German statutory tax rate, the effective tax rate in 2001 was favorably affected by the full recognition of previously reserved deferred tax assets of a subsidiary in Germany, the utilization of net operating loss carryforwards, offset by non-deductible goodwill amortization and impairment charges.

     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Pension and postretirement obligations......................    289      391
Accrued expenses............................................     96      118
Net operating loss carryforwards............................    286      364
Investments.................................................     28       26
Other.......................................................     53       94
                                                               ----     ----
  Subtotal..................................................    752      993
Valuation allowance.........................................   (127)    (166)
                                                               ----     ----
  Deferred tax assets.......................................    625      827
                                                               ----     ----
Depreciation................................................    164      180
Interest....................................................      3        7
Inventory...................................................     21       23
Other.......................................................      -        1
                                                               ----     ----
  Deferred tax liabilities..................................    188      211
                                                               ----     ----
     Net deferred tax assets................................    437      616
                                                               ====     ====

     A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Celanese has established valuation allowances primarily in the U.S. for state net operating losses and federal capital loss carryforwards, and Mexican net operating loss carryforwards,

                          CELANESE AG AND SUBSIDIARIES
which may not be realizable. Based on the criteria provided under SFAS No. 109, it is more likely than not that Celanese will realize the benefit of the remaining deferred tax assets existing at December 31, 2003.

     At December 31, 2003, Celanese has net operating loss carryforwards of approximately E624 million, primarily in the United States, Germany and Mexico, with various expiration dates (the U.S. carryforwards begin to expire in 2021). In addition, Celanese has a capital loss carryforward of E128 million in the United States which will expire in 2004. Under U.S. tax law, the U.S. federal net operating loss carryforwards may be subject to limitation in the event of an ownership change. If the transaction contemplated in Note 2 is consummated, Celanese is unable to determine what effect this limitation would have, if any, on the deferred tax assets attributable to these carryforwards.

     Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

15.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                               2003     2002
                                                              ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Trade payables -- third party and affiliates................    468      546
Accrued salaries and benefits...............................    126      155
Accrued environmental (See note 26).........................     28       34
Accrued restructuring.......................................     32       55
Insurance loss reserves (See note 28).......................    115      137
Accrued legal...............................................    113       24
Other.......................................................    313      254
                                                              -----    -----
  Total accounts payable and accrued liabilities............  1,195    1,205
                                                              =====    =====

     As of December 31, 2003, the Other caption above includes a reclassification from Other liabilities on the Consolidated Balance Sheet of approximately E44 million in anticipation of an early payment of an obligation under a separate agreement with Dow, which was accelerated upon the close of the sale of the acrylates business. As of December 31, 2003, the total liability recorded within Other associated with this matter was E80 million, including interest. This amount was paid in February 2004. (See Note 7)

     As of December 31, 2003, accrued legal above includes E108 million of liabilities related to sorbates matters (See Note 25), of which E23 was reclassed from other long-term liabilities during 2003.

                          CELANESE AG AND SUBSIDIARIES

16.  DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                                                   WEIGHTED
                                                                   AS OF            AVERAGE
                                                               DECEMBER 31,     INTEREST RATES
                                                              ---------------   ---------------
                                                               2003     2002     2003     2002
                                                              ------   ------   ------   ------
                                                              (IN E MILLIONS)
                                                              ---------------
Current installments of long-term debt......................    38       99       5.9%     1.6%
Short-term borrowings from Affiliates.......................    79       96       2.0%     3.6%
                                                               ---      ---
  Total short-term borrowings and current installments of
     long-term debt.........................................   117      195
                                                               ===      ===

     Celanese has a U.S. $700 million (E554 million) commercial paper program of which no amounts were outstanding as of December 31, 2003. Celanese maintains committed backup facilities, revolving credit lines and term loans with several banks aggregating E1,219 million at December 31, 2003; the aggregate unused part thereof amounts to E1,032 million, of which U.S. $320 million (E253 million) are backup facilities for Celanese's commercial paper program. These credit backup facilities for the commercial paper program are 364-day facilities which are subject to renewal annually. Of these credit backup facilities, U.S. $200 million (E159 million) have terms whereby if amounts are drawn down by the initial 364 day period, the drawn amounts can be extended for an additional 364 days. Celanese had outstanding letters of credit amounting to E118 million at December 31, 2003 and 2002.

LONG-TERM DEBT

                                                                   AS OF
                                                               DECEMBER 31,
                                                              ---------------
                                                              2003      2002
                                                              -----     -----
                                                              (IN E MILLIONS)
                                                              ---------------
Term notes:
     6.125% notes, due 2004.................................    20        24
     7.125% medium-term notes, due 2009.....................    11        13
Variable rate loans with interest rates
  adjusted periodically:
     Due in 2003, interest rate of 4.47%....................     -         3
     Due in 2003, interest rate of 1.49%....................     -        95
     Due in 2005, interest rate of 1.55%....................    20       167
     Due in 2006, interest rate of 4.47%....................     -         5
     Due in 2008, interest rate of 1.55%....................   119         -
     Due in 2009, interest rate of 2.90%....................    48         -
Pollution control and industrial revenue bonds, interest
  rates ranging from 5.2% to 6.7%, due at various dates
  through 2030..............................................   165       199
Obligations under capital leases and other secured
  borrowings due at various dates through 2018..............    42        13
                                                               ---       ---
       Subtotal.............................................   425       519
          Less: Current installments of long-term debt......    38        99
                                                               ---       ---
          Total long-term debt..............................   387       420
                                                               ===       ===

                          CELANESE AG AND SUBSIDIARIES

     As of December 31, 2003, approximately 80% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated primarily in euros. A number of Celanese's bank loan agreements have ratio or credit rating covenants. Approximately one-third of total debt outstanding at December 31, 2003 is subject to repayment in the case of a specified downgrade in our credit rating and change of control. Should Celanese fail to meet the ratio or credit rating covenants of a particular loan, we believe that Celanese has adequate liquidity sources, as noted above, to meet its ongoing requirements. As of December 31, 2003, Celanese was in compliance with all debt covenants.

     The maturities in 2004 and thereafter, including short-term borrowings, are as follows:

                                                                   TOTAL
                                                              ---------------
                                                              (IN E MILLIONS)
                                                              ---------------
2004........................................................        117
2005........................................................         26
2006........................................................         25
2007........................................................          9
2008........................................................        120
Thereafter..................................................        207
                                                                    ---
  Total.....................................................        504
                                                                    ===

     Celanese recorded interest expense, net of amounts capitalized, of E43 million, E59 million and E80 million in 2003, 2002 and 2001, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest was E33 million, E48 million and E69 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments, and other liabilities.

17.  OTHER LIABILITIES

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                               2003        2002
                                                              -------     -------
                                                                (IN E MILLIONS)
                                                              -------------------
Pension and postretirement medical and life obligations (See
  Note 20)..................................................     922       1,212
Environmental liabilities (See Note 26).....................      98         165
Insurance liabilities (See Note 28).........................     136         169
Other.......................................................     153         249
                                                               -----       -----
  Total other liabilities...................................   1,309       1,795
                                                               =====       =====

     Prior to the adoption of SFAS 143, Celanese had E31 million of post closure liabilities included within environmental liabilities. As provided under SFAS 143, such amounts were reversed, and E36 million of asset retirement obligations were established. As of December 31, 2003, estimated costs for asset retirement obligations were approximately E37 million, of which E33 million is included as a component of other long-term liabilities included in the other caption above. This amount primarily represents Celanese's estimated future liability for various landfill closures and the associated monitoring costs at these operating sites.

                          CELANESE AG AND SUBSIDIARIES

     Changes in Celanese's asset retirement obligations can be reconciled as follows:

                                                                FOR THE YEAR
                                                                    ENDED
                                                                DECEMBER 31,
                                                                    2003
                                                               ---------------
                                                               (IN E MILLIONS)
                                                               ---------------
Balance January 1, 2003.....................................         36
Additions...................................................          9
Accretion...................................................          2
Payments....................................................         (3)
Revisions to Cash Flow Estimates............................         (1)
Exchange rate changes.......................................         (6)
                                                                     --
Balance December 31, 2003...................................         37
                                                                     ==

     The Company has identified but not recognized asset retirement obligations related to substantially all of its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event that Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly effect our results of operations and cash flows.

18.  COST OF RAW MATERIALS AND SUPPLIES

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Cost of raw materials, supplies and merchandise.............  2,452   2,228   2,761
Cost of services purchased (primarily energy)...............    355     328     433
                                                              -----   -----   -----
  Total cost of raw materials and supplies..................  2,807   2,556   3,194
                                                              =====   =====   =====

     Total cost of raw materials and supplies for discontinued operations were E118 million, E294 million, and E355 million for 2003, 2002, and 2001, respectively.

                          CELANESE AG AND SUBSIDIARIES

19.  PERSONNEL EXPENSES

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                              FOR THE YEARS ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              2003   2002   2001
                                                              ----   ----   -----
                                                                (IN E MILLIONS)
                                                              -------------------
Wages and salaries..........................................  508    629      703
Social security contributions...............................   75     77       76
Other.......................................................   64     61       80
                                                              ---    ---    -----
  Personnel expenses excluding pensions and similar benefits
     and restructuring severance expenses...................  647    767      859
Pensions and similar benefits...............................  102    104      125
                                                              ---    ---    -----
  Personnel expenses excluding restructuring severance
     expenses...............................................  749    871      984
Restructuring severance expenses............................   16     11      133
                                                              ---    ---    -----
     Total cost of personnel expenses.......................  765    882    1,117
                                                              ===    ===    =====

     Total cost of personnel expenses for discontinued operations were E18 million, E96 million, and E108 million for 2003, 2002, and 2001, respectively.

20.  BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS- Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions. The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined contribution and defined benefit plans, primarily in the U.S. Benefits are dependent on years of service and the employee's compensation. Supplemental retirement benefits provided to certain employees are non-qualified for U.S. tax purposes. Separate trusts have been established for some non-qualified plans.

     Defined benefit pension plans exist at certain locations in the North America and Europe. As of December 31, 2003, Celanese's U.S. Qualified Plan represented greater than 90 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. Effective January 1, 2001, for Celanese's U.S. Qualified pension plan, the Company began providing pension benefits for certain new employees hired in the United States after December 31, 2000 based upon a new Cash Balance Plan formula. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans generally are prepared annually.

     Celanese sponsors various defined contribution plans in Europe and North America covering certain employees. Employees may contribute to these plans and Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated E10 million in 2003, E12 million in 2002 and E15 million in 2001.

     OTHER POSTRETIREMENT BENEFIT PLANS- Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not 50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for

                          CELANESE AG AND SUBSIDIARIES
pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

     In 2003, the Celanese U.S. postretirement medical plan was amended to introduce defined dollar caps for pre-1993 retirees. The amendments included: pre-age 65 cap was set to $9,600 and the post-age 65 cap was set to $3,000; the elimination of pre-1993 retiree contributions until the cap is reached; moving all retirees to the managed choice program; and introduction of relatively minor changes to the retiree cost sharing in order to simplify administration. These changes were approved by the Board in June 2003 and were reflected with a remeasurement of the retiree medical plan resulting in the establishment of a E59 million negative prior service cost base as these changes become effective for participants July 1, 2004.

     On December 8, 2003, the U.S. Government signed the Medicare Prescription Drug, Improvement and Modernization Act into law. This law provides for payment of certain prescription drug costs by Medicare or for a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the benefit established by the law. Celanese is currently evaluating the effect this new legislation will have on the Celanese retiree medical plan design and liability values. In addition, the Company is awaiting further guidance from the FASB on the appropriate accounting treatment of the government subsidies. Therefore, the effect of the Medicare legislation is not included in the retiree medical figures. We anticipate that this bill may decrease the Celanese accumulated postretirement benefit obligation ("APBO") by 5% to 10%.

                                                            PENSION       POSTRETIREMENT
                                                           BENEFITS          BENEFITS
                                                        ---------------   ---------------
                                                         2003     2002     2003     2002
                                                        ------   ------   ------   ------
                                                                 (IN E MILLIONS)
                                                        ---------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
  Projected benefit obligation at beginning of year...   2,439    2,667     464      515
  Service cost........................................      32       35       2        3
  Interest cost.......................................     151      176      24       31
  Participant contributions...........................       1        1      10        8
  Plan amendments.....................................       4        1     (59)       -
  Actuarial (gains) losses............................     138       81      14       37
  Acquisitions........................................       -        6       -        -
  Special termination benefits........................      (1)       1       -        -
  Settlements.........................................      (1)      (7)      -        -
  Benefits paid.......................................    (150)    (167)    (49)     (53)
  Change in measurement dates.........................       5       76       -        6
  Foreign currency exchange rate changes..............    (395)    (431)    (70)     (83)
                                                        ------   ------    ----     ----
     Projected benefit obligation at end of year......   2,223    2,439     336      464
                                                        ======   ======    ====     ====

                          CELANESE AG AND SUBSIDIARIES

                                                               PENSION     POSTRETIREMENT
                                                              BENEFITS        BENEFITS
                                                             -----------   ---------------
                                                             2003   2002    2003     2002
                                                             ----   ----   ------   ------
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT
  OBLIGATIONS AS OF DECEMBER 31,
Discount rate -
  U.S. plans:..............................................  6.25%  6.75%   6.25%    6.75%
  International plans:.....................................  5.70%  6.30%   6.00%    6.50%
     Combined:.............................................  6.20%  6.70%   6.25%    6.75%
Rate of compensation increase -
  U.S. plans:..............................................  4.00%  4.00%      -        -
  International plans:.....................................  2.25%  2.70%      -        -
     Combined:.............................................  3.60%  3.75%      -        -

                                                             PENSION      POSTRETIREMENT
                                                            BENEFITS         BENEFITS
                                                          -------------   ---------------
                                                          2003    2002     2003     2002
                                                          -----   -----   ------   ------
                                                                  (IN E MILLIONS)
                                                          -------------------------------
CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year........  1,501   1,741       -        -
  Actual (loss) return on plan assets...................    303    (159)      -        -
  Company contributions.................................    136     121      39       45
  Participant contributions.............................      1       1      10        8
  Settlements...........................................     (1)     (5)      -        -
  Benefits paid.........................................   (150)   (167)    (49)     (53)
  Change in measurement dates...........................      2     243       -        -
  Foreign currency exchange rate changes................   (265)   (274)      -        -
                                                          -----   -----    ----     ----
     Fair value of plan assets at end of year...........  1,527   1,501       -        -
                                                          =====   =====    ====     ====
FUNDED STATUS AND NET AMOUNTS RECOGNIZED
  Plan assets in excess of (less than) benefit
     obligation.........................................   (696)   (938)   (336)    (464)
  Unrecognized prior service cost (benefit).............     31      40     (56)      (7)
  Unrecognized actuarial loss...........................    657     807     139      160
  Unrecognized net transition asset.....................      -      (2)      -        -
                                                          -----   -----    ----     ----
     Net amount recognized in the consolidated balance
       sheets...........................................     (8)    (93)   (253)    (311)
                                                          =====   =====    ====     ====
AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
  BALANCE SHEETS CONSIST OF:
  Accrued benefit liability.............................   (585)   (804)   (253)    (311)
  Intangible asset(1)...................................     31      40       -        -
  Additional minimum liability(2).......................    546     671       -        -
                                                          -----   -----    ----     ----
     Net amount recognized in the consolidated balance
       sheets...........................................     (8)    (93)   (253)    (311)
                                                          =====   =====    ====     ====

---------------

(1) Amount is classified as other assets in the consolidated balance sheets.

(2) Amount shown net of tax in the consolidated statements of shareholders' equity.

                          CELANESE AG AND SUBSIDIARIES

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2003 were E2,216 million, E2,107 million and E1,518 million, respectively, and as of December 31, 2002 were E2,433 million, E2,301 million and E1,493 million, respectively.

     The accumulated benefit obligation for all defined benefit pension plans was E2,114 million and E2,307 million at December 31, 2003 and 2002, respectively.

Celanese uses a measurement date of December 31 for its pension and other postretirement benefit plans.

     In 2003, Celanese changed the actuarial valuation measurement date for its Canadian pension and other postretirement benefit plans from September 30 to December 31. The net effect of this change is not material.

     In 2002, Celanese changed the actuarial valuation measurement date for its U.S. pension and other postretirement benefit plans from September 30 to December 31. Celanese believes this method is preferable in the circumstances because a calendar year reporting will bring the valuation date in line with its fiscal year-end reporting and allow for a more current measurement of the related actuarial components. Celanese accounted for this as a change in accounting principle, which resulted in a cumulative effect adjustment in 2002. As a result, income of E9 million (E0.18 per share), net of income taxes of E5 million, was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately E14 million.

                                                    PENSION           POSTRETIREMENT
                                                    BENEFITS             BENEFITS
                                               ------------------   ------------------
                                               2003   2002   2001   2003   2002   2001
                                               ----   ----   ----   ----   ----   ----
                                                           (IN E MILLIONS)
                                               ---------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR
  THE YEARS ENDED DECEMBER 31,
Service cost.................................    32     35     35     2      3      3
Interest cost................................   151    176    181    24     31     31
Expected return on plan assets...............  (155)  (178)  (174)    -      -      -
Amortization of prior service cost...........     7      8     15    (3)    (1)    (1)
Recognized actuarial loss....................    14      3      -     7      7      -
Amortization of the unamortized obligation...    (1)    (2)    (2)    -      -      -
Curtailment loss (gain)......................     -     (1)     1     -      -      -
Settlement loss..............................     1      2      1     -      -      -
Change in measurement dates..................    (1)   (15)     -     1      1      -
                                               ----   ----   ----    --     --     --
  Net periodic benefit cost..................    48     28     57    31     41     33
                                               ====   ====   ====    ==     ==     ==

     On January 1, 2003, Celanese's trend assumption for its US postretirement medical plan's expense was at 9% grading down 1% per year until an ultimate trend of 5% is reached. With the June 30, 2003 remeasurement in cost for the plan amendment, the trend assumption was reset equal to 12% grading down 1% per year until the ultimate trend of 5% is reached. At December 31, 2003, the trend assumption was 11% per year grading down 1% to an ultimate trend of 5%. In addition, the discount rate at the June 30, 2003 remeasurement date was set at 6%. Therefore, 2003 cost is the blend of six months under the prior plan

                          CELANESE AG AND SUBSIDIARIES
provisions using a 6.75% discount rate and 9% initial trend assumption and six months under the amended provisions using a 6% discount rate and 12% initial trend assumption.

                                                     PENSION           POSTRETIREMENT
                                                     BENEFITS             BENEFITS
                                                ------------------   ------------------
                                                2003   2002   2001   2003   2002   2001
                                                ----   ----   ----   ----   ----   ----
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
  NET COST FOR THE YEARS ENDED DECEMBER 31,
  Discount rate --
     U.S. plans:..............................  6.75%  7.25%  7.75%  6.75%  7.25%  7.75%
     International plans:.....................  6.30%  6.90%  7.65%  6.50%  7.10%  7.10%
       Combined:..............................  6.70%  7.20%  7.70%  6.75%  7.25%  7.75%
  Expected return on plan assets --
     U.S. plans:..............................  9.00%  9.00%  9.25%     -      -      -
     International plans:.....................  7.10%  7.60%  8.15%     -      -      -
       Combined:..............................  8.85%  8.90%  9.20%     -      -      -
  Rate of compensation increase --
     U.S. plans:..............................  4.00%  3.40%  3.65%     -      -      -
     International plans:.....................  2.70%  3.30%  4.20%     -      -      -
       Combined:..............................  3.75%  3.40%  3.80%     -      -      -

     In 2003, the additional minimum liability decreased by E125 million. This decrease is primarily attributed to currency translation effects with small reductions in the U.S. pension plans, which resulted from an increase in the value of pension plan assets offset by a reduction in the discount rate used to value pension plan obligations. As a result of this adjustment, accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity was decreased by E10 million, which is net of an income tax expense of E4 million.

     Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to E168 million and E189 million as of December 31, 2003 and 2002, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled E16 million, E20 million and E19 million for 2003, 2002 and 2001, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of E103 million and E111 million at December 31, 2003 and 2002, respectively, and recognized income of E3 million and E3 million for 2003 and 2001, respectively. There was no income recorded in 2002 related to these trusts. In 2003, Celanese contributed E16 million to these trusts from proceeds it received from the demutualization of an insurance carrier. The gain associated with these proceeds were included within interest and other income, net, in the consolidated statement of operations.

     The asset allocation for the Company's qualified U.S. defined benefit pension plan at the end of 2003 and 2002, and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was E1,412 million and E1,400 million at the end of 2003 and 2002, respectively. These

                          CELANESE AG AND SUBSIDIARIES
asset amounts represent approximately 93% of the Company's total pension assets in both 2003 and 2002. The expected long-term rate of return on these assets was 9.0% in both 2003 and 2002.

                                                                            PERCENTAGE OF
                                                                TARGET     PLAN ASSETS AT
                                                              ALLOCATION    DECEMBER 31,
                                                              ----------   ---------------
ASSET CATEGORY -- US                                             2004      2003      2002
--------------------                                          ----------   -----     -----
Equity securities...........................................    55-80%       74%       65%
Debt securities.............................................    25-30%       25%       34%
Real Estate.................................................      0-5%        0%        0%
Other.......................................................      0-1%        1%        1%
                                                                            ---       ---
  Total.....................................................                100%      100%
                                                                            ===       ===

     Plan assets did not include any investment in Celanese AG ordinary shares during 2003 or 2002.

     The asset allocation for the Company's Canadian main defined benefit pension plan at the end of 2003 and 2002 and the target allocation ranges for 2004 by asset category is presented below. The fair value of plan assets for this plan was E91 million and E88 million at the end of 2003 and 2002, respectively. These asset amounts represent approximately 6% of the Company's total pension assets in 2003 and 2002. The expected long-term rate of return on these plan assets was 7.5% and 8.0% as of December 31, 2003 and 2002, respectively.

                                                                            PERCENTAGE OF
                                                                TARGET     PLAN ASSETS AT
                                                              ALLOCATION    DECEMBER 31,
                                                              ----------   ---------------
ASSET CATEGORY -- CANADA                                         2004      2003      2002
------------------------                                      ----------   -----     -----
Equity securities...........................................    55-75%       64%       54%
Debt securities.............................................    25-45%       30%       35%
Real Estate.................................................     0-10%        3%       10%
Other.......................................................      0-1%        3%        1%
                                                                            ---       ---
  Total.....................................................                100%      100%
                                                                            ===       ===

     The Company's other post-retirement benefit plans are unfunded.

     The financial objectives of the Company's qualified U.S. and Canadian pension plans are established in conjunction with a comprehensive review of each plan's liability structure. Asset allocation policy is based on detailed asset/liability analysis. In developing investment policy and financial goals, consideration is given to the plan's demographics, the returns and risks associated with alternative investment strategies, and the current and projected cash, expense and funding ratios of the plan. A formal asset/liability mix study of the plan is undertaken every 3 to 5 years or whenever there has been a material change in plan demographics, benefit structure or funding status and investment market. The Company has adopted a long-term investment horizon such that the risk and duration of investment losses are weighed against the long-term potential for appreciation of assets. Although there cannot be complete assurance that these objectives will be realized, it is believed that the likelihood for their realization is reasonably high, based upon the asset allocation chosen and the historical and expected performance of the asset classes utilized by the plans. The intent is for investments to be broadly diversified across asset classes, investment styles, investment managers, developed and emerging markets, business sectors and securities in order to moderate portfolio volatility and risk. Investments may be in separate accounts, commingled trusts, mutual funds and other pooled asset portfolios provided they all conform to fiduciary standards.

                          CELANESE AG AND SUBSIDIARIES

     External investment managers are hired to manage the Company's pension assets. An investment consultant assists with the screening process for each new manager hire. Over the long-term, the investment portfolio is expected to earn returns that exceed a composite of market indices that are weighted to match each plan's target asset allocation. Long-term is considered three (3) to five
(5) years; however, incidences of underperformance are analyzed. The portfolio return should also (over the long-term) meet or exceed the return used for actuarial calculations in order to minimize future pension contributions and escalation in pension expense.

     The expected rate of return assumptions for plan assets are based mainly on historical performance achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations; these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

     Expected 2004 contributions to the Company's pension plans are E136 million and expected payments for the other postretirement benefit plans is E39 million. These amounts are subject to increase pending the successful completion of the BCP tender offer. (See Note 2)

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                              ONE PERCENT   ONE PERCENT
                                                               INCREASE      DECREASE
                                                              -----------   -----------
                                                                   (IN E MILLIONS)
                                                              -------------------------
Effect on postretirement obligation.........................       1            (1)

     The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a E1 million impact on service and interest cost.

     The following table represents additional benefit liabilities and other similar obligations:

                                                                    AS OF
                                                                DECEMBER 31,
                                                               ---------------
                                                               2003      2002
                                                               -----     -----
                                                               (IN E MILLIONS)
                                                               ---------------
OTHER OBLIGATIONS
Long-term disability........................................    62        72
Other.......................................................    22        25
                                                                --        --
  Total.....................................................    84        97
                                                                ==        ==

21.  SHAREHOLDERS' EQUITY

NUMBER OF SHARES AUTHORIZED AND ISSUED

     In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a E3 million reduction of common stock, a E22 million reduction in additional paid-in capital and a E25 million reduction in treasury stock. Celanese had authorized and issued 54,790,369 shares of common stock of no par value at December 31, 2003 and 2002.

                          CELANESE AG AND SUBSIDIARIES

     See table below for share activity:

                                                                             COMMON          AUTHORIZED
                                                         COMMON STOCK         STOCK         COMMON STOCK
                                                       ----------------   -------------   ----------------
                                                       (AUTHORIZED AND                    (AUTHORIZED, NOT
                                                           ISSUED)        (OUTSTANDING)       ISSUED)
                                                       ----------------   -------------   ----------------
                                                                        (IN WHOLE SHARES)
As of December 31, 2000..............................     55,915,369       50,326,355                -
  Shares issued to Supervisory Board from treasury...              -            8,536                -
                                                          ----------       ----------        ---------
As of December 31, 2001..............................     55,915,369       50,334,891                -
  Retirement of treasury shares......................     (1,125,000)               -                -
  Shares repurchased into treasury...................              -         (284,798)               -
  Shares issued to Supervisory Board from treasury...              -            8,383                -
  Authorized Capital increases pursuant to stock
     option plan.....................................              -                -        1,250,000
                                                          ----------       ----------        ---------
As of December 31, 2002..............................     54,790,369       50,058,476        1,250,000
  Shares repurchased into treasury...................              -         (749,848)               -
  Shares issued to Supervisory Board from treasury...              -           12,840                -
  Authorized Capital increases pursuant to stock
     option plan.....................................              -                -        1,250,000
                                                          ----------       ----------        ---------
As of December 31, 2003..............................     54,790,369       49,321,468        2,500,000
                                                          ==========       ==========        =========

AUTHORIZED AND CONDITIONAL CAPITAL

     At the Annual General Meeting of Celanese held on May 15, 2002 and April 1, 2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to E3,195,574 through the issuance of up to 1,250,000 ordinary shares, no-par value ("contingent capital"). As of December 31, 2003, total contingent capital amounted to E6,391,148 through the issuance of up to 2,500,000 ordinary shares. The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares.

TREASURY STOCK

     Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on April 1, 2003, the shareholders renewed an authorization for the Board of Management to acquire and hold a maximum of 10 percent of the 54,790,369 shares authorized and issued at the time of such meeting. The authorization expires on September 30, 2004.

     In 2003, Celanese repurchased 749,848 shares at a total cost of E14 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of E6 million.

     During 2003, 2002 and 2001, respectively, 12,840, 8,383, and 8,536 shares of treasury stock were issued to members of the Supervisory Board as part of their annual compensation.

     Celanese held 5,468,901, 4,731,893 and 5,580,478 shares of treasury stock as of December 31, 2003, 2002 and 2001, respectively.

                          CELANESE AG AND SUBSIDIARIES

ADDITIONAL PAID-IN CAPITAL

     In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst's basic chemicals, acetate, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In 2003, Celanese recorded a E39 million, net of tax of E29 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. (See Note 25) In 2002, as a result of a favorable settlement of a demerger liability with Hoechst, Celanese recorded a E7 million increase to additional paid-in capital.

     In 2003 and 2002, Celanese granted stock options totaling 0.1 million and
1.1 million, respectively, and in accordance with SFAS No. 123 expensed the fair value of these options. As a result, additional paid-in capital increased by E5 million in 2003 and E3 million in 2002 to reflect the amortization of the fair value of the stock options. (See Note 22)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations. Such items include unrealized gains/losses on marketable securities, foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

     The after-tax components of accumulated other comprehensive income (loss) are as follows:

                                       UNREALIZED                              UNREALIZED    ACCUMULATED
                                         GAIN/                    ADDITIONAL     GAIN/          OTHER
                                       (LOSS) ON      FOREIGN      MINIMUM     (LOSS) ON    COMPREHENSIVE
                                       MARKETABLE    CURRENCY      PENSION     DERIVATIVE      INCOME/
                                       SECURITIES   TRANSLATION   LIABILITY    CONTRACTS       (LOSS)
                                       ----------   -----------   ----------   ----------   -------------
                                                                (IN E MILLIONS)
                                       ------------------------------------------------------------------
Balance at December 31, 2000.........       7           228           (12)          -            223
  Current-period change..............      (4)           35          (255)         (4)          (228)
                                           --          ----          ----          --           ----
Balance at December 31, 2001.........       3           263          (267)         (4)            (5)
  Current-period change..............       2          (173)         (220)         (5)          (396)
                                           --          ----          ----          --           ----
Balance at December 31, 2002.........       5            90          (487)         (9)          (401)
  Current-period change..............       3          (114)           10           5            (96)
                                           --          ----          ----          --           ----
Balance at December 31, 2003.........       8           (24)         (477)         (4)          (497)
                                           ==          ====          ====          ==           ====

DIVIDEND POLICY

     The payment and amount of any dividends depends on Celanese's current and future earnings, cash flow, financial condition and other factors and therefore cannot be guaranteed to be paid in any given period. Dividends are subject to recommendation by the Celanese Supervisory Board and Board of Management and the approval of the shareholders at Celanese's annual general meetings. Under German law, dividends are payable only out of unappropriated retained earnings as shown in the unconsolidated annual financial statements of Celanese AG, prepared in accordance with German accounting principles, as adopted and approved by resolutions of the Celanese Board of Management and Supervisory Board.

     At the Annual General Meeting of Celanese held on April 1, 2003, shareholders voted in favor of the proposed dividend of E0.44 per registered share. Payment of the dividend occurred on April 2, 2003.

                          CELANESE AG AND SUBSIDIARIES

22.  STOCK-BASED COMPENSATION

     At the Annual General Meetings of Celanese on May 15, 2002 and April 1, 2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan") and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively. Each plan authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

     On July 8, 2002, Celanese granted 1.1 million stock options relating to the 2002 Plan, at an exercise price of E27.54 per share, to members of the Board of Management and key employees for the purchase of Celanese shares of common stock. On January 31, 2003, Celanese granted an additional 0.1 million stock options relating to the 2002 plan, at an exercise price of E23.78 per share, to individuals who became eligible persons since the last grant for the purchase of Celanese shares of common stock.

     In accordance with SFAS No. 123, the fair value of the 1.1 million and the
0.1 million options granted approximated E10 million and E1 million, respectively. The fair value of these options will be recognized over the accelerated vesting period of two years. For the years ended December 31, 2003 and 2002, Celanese recognized compensation expense of E5 million and E3 million, respectively, for these options.

     A summary of the activity related to the 2003 Plan and 2002 Plan as of and for the year ended December 31, 2003 and 2002, is presented (stock options in millions):

                                                               2003                      2002
                                                      -----------------------   -----------------------
                                                                   WEIGHTED-                 WEIGHTED-
                                                                    AVERAGE                   AVERAGE
                                                        NUMBER       GRANT        NUMBER       GRANT
                                                      OF OPTIONS   PRICE IN E   OF OPTIONS   PRICE IN E
                                                      ----------   ----------   ----------   ----------
Outstanding at beginning of year....................     1.1         27.54           -             -
Granted.............................................     0.1         23.78         1.1         27.54
Exercised...........................................       -             -           -             -
Forfeited...........................................       -             -           -             -
                                                         ---         -----         ---         -----
  Outstanding at end of year........................     1.2         27.26         1.1         27.54
                                                         ===         =====         ===         =====
  Options exercisable at end of year................       -             -           -             -
                                                         ===         =====         ===         =====
  Weighted-average remaining contractual life
     (years)........................................                   8.5                       9.5
                                                                     =====                     =====

     The weighted-average fair value of the options granted during the years ended December 31, 2003 and 2002 was estimated to be E6.41 per option and E9.33 per option, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                              2003    2002
                                                              -----   -----
Expected dividend yield.....................................   1.70%   1.70%
Risk-free interest rate.....................................   3.29%   4.30%
Expected stock price volatility.............................  42.00%  41.00%
Expected life (years).......................................      6       6

                          CELANESE AG AND SUBSIDIARIES

     Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan (the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of Management and senior executives of Celanese. Stock appreciation rights ("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January 14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. In January 2001, Celanese granted approximately 2 million Rights to the participants under the 2000 Celanese LTIP. During 2002, Celanese granted an additional 0.1 million Rights to the 2000 Celanese LTIP participants. Of the total 2.1 million Rights granted, 1.4 million remain outstanding as of December 31, 2003. Celanese recognized expense of E20 million, E1 million and E1 million during 2003, 2002 and 2001, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was E19.56 per share.

     During 1999, Celanese adopted the Equity Participation Plan (the "1999 Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The 1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese share price on the day of exercise. During 1999, Celanese granted approximately 2.5 million Rights to the 1999 Celanese EPP participants. During 2001, Celanese granted an additional 0.1 million Rights to the 1999 Celanese EPP participants. Of the total 2.6 million Rights granted, 0.8 million remain outstanding as of December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of E15 million, E2 million and E5 million for the 1999 Celanese EPP during 2003, 2002 and 2001, respectively.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. During 1999, Celanese granted approximately 2.4 million Rights to the participants under the 1999 Celanese LTIP, of which 0.9 million remain outstanding at December 31, 2003. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was E16.37 per share. Celanese recognized expense of E15 million, E1 million and E5 million for the 1999 Celanese LTIP in 2003, 2002 and 2001, respectively.

                          CELANESE AG AND SUBSIDIARIES

     A summary of the activity related to stock appreciation rights plans as of and for the years ended December 31, 2003, 2002 and 2001 is presented (Rights in millions):

                                          2003                      2002                      2001
                                 -----------------------   -----------------------   -----------------------
                                              WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                               AVERAGE                   AVERAGE                   AVERAGE
                                  NUMBER     GRANT PRICE    NUMBER     GRANT PRICE    NUMBER     GRANT PRICE
                                 OF RIGHTS      IN E       OF RIGHTS      IN E       OF RIGHTS      IN E
                                 ---------   -----------   ---------   -----------   ---------   -----------
Outstanding at beginning of
  year.........................     5.2         17.54         5.8         17.47         4.4         16.37
Granted........................       -             -         0.1         19.56         2.1         19.41
Exercised......................    (2.1)        17.27        (0.6)        16.37        (0.5)        16.37
Forfeited......................       -             -        (0.1)        19.56        (0.2)        16.37
                                   ----        ------        ----         -----        ----         -----
  Outstanding at end of year...     3.1         17.77         5.2         17.54         5.8         17.47
                                   ====        ======        ====         =====        ====         =====
  Rights exercisable at end of
     year......................     3.1         17.77         3.3         16.37         3.8         16.37
                                   ====        ======        ====         =====        ====         =====

     Beginning in 2000, Celanese offers stock participation plans ("SPP") to employees not eligible to participate in the stock appreciation rights plans. Under these plans, active employees who invest a defined amount of money in Celanese shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. The SPP was not offered to employees during 2003. Compensation expense of E2 million was recognized in both 2002 and 2001.

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

     The 1997 Hoechst SAR Plan and 1998 Hoechst Option Plan, including all rights and options granted, expired in 2002 and 2003, respectively. Celanese recognized less than E1 million of income in both 2003 and 2002, and less than E1 million of expense in 2001 for the 1998 Hoechst Option Plan. Celanese recognized E1 million of income in both 2002 and 2001 for the 1997 Hoechst SAR Plan.

                          CELANESE AG AND SUBSIDIARIES

23.  LEASES

     Total minimum rent charged to operations under all operating leases was E83 million, E78 million and E79 million in 2003, 2002 and 2001, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2003 are as follows:

                                                              CAPITAL   OPERATING
                                                              -------   ---------
                                                                (IN E MILLIONS)
                                                              -------------------
2004........................................................     3          38
2005........................................................     3          28
2006........................................................     2          24
2007........................................................     2          20
2008........................................................     2          15
Later years.................................................     4          39
Sublease income.............................................     -          (9)
                                                                --         ---
  Minimum lease commitments.................................    16         155
                                                                ==         ===
Less amounts representing interest..........................     4
                                                                --
  Present value of net minimum lease obligations............    12
                                                                ==

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

24.  FINANCIAL INSTRUMENTS

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate, currency, certain raw material price and stock based compensation exposures. Celanese does not use derivative financial instruments for speculative purposes.

Interest Rate Risk Management

     Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt. Celanese's interest rate derivative policy is to lock in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. Celanese had open interest rate swaps with a notional amount of E158 million and E286 million at December 31, 2003 and 2002, respectively. Celanese believes its credit risk exposure related to counterparty default on instruments is not material. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of E10 million in 2003 and E13 million in 2002. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of E3 million, E11 million and E5 million, net of related income tax of E3 million, respectively. During 2003, the Company recorded a net gain of E1 million in interest and other income, net, for the ineffective portion of the interest rate swaps. During 2003, Celanese recorded a loss of E6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. During 2002, Celanese's interest rate swaps resulted in an increase in total assets and total liabilities and a decrease in shareholders' equity of E4 million, E17 million and E8 million, net of related income tax of E4 million, respectively. Celanese recorded a net loss of E3 million and E5 million in interest and other income, net for the ineffective portion of the interest rate

                          CELANESE AG AND SUBSIDIARIES
swaps, during the years ended December 31, 2002 and 2001, respectively. The amount of losses expected to be reclassified from accumulated other comprehensive income (loss) into earnings within the next twelve months is not currently determinable.

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

     Contracts with notional amounts totaling approximately E606 million and E955 million at December 31, 2003 and 2002, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. Certain of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of E7 million and an increase in total liabilities of E1 million. As of December 31, 2003, these contracts hedged a portion (approximately 85% as of December 31, 2003) of Celanese's dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately E12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the years ended December 31, 2002 and 2001, Celanese hedged all of its dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately E160 million, E100 million and E15 million, in 2003, 2002 and 2001, respectively.

Commodity Risk Management

     Celanese recognized losses of E3 million and less than E1 million from natural gas swaps as well as butane and methane contracts in 2003 and 2002, respectively. There was no material impact on the balance sheet at December 31, 2003 and December 31, 2002. The effective portions of unrealized gains and losses associated with the cash-settled swap contracts are E0 million and E1 million as of December 31, 2003 and 2002, respectively, are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese had open swaps with a notional amount of E4 million as of December 31, 2003.

Stock Based Compensation Risk Management

     During 2001, Celanese purchased call options for one million shares of Celanese stock to offset, in part its exposure of the 2000 Celanese LTIP. These options had a maturity of two years, a strike price of E19.56 per share and an average premium of E4.39 per share. These options expired during 2003. As a result, a net loss of E1 million was recorded to interest and other income, net in 2003.

                          CELANESE AG AND SUBSIDIARIES

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of Celanese's financial instruments as of December 31, 2003 and 2002. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                             2003               2002
                                                       ----------------   ----------------
                                                       CARRYING   FAIR    CARRYING   FAIR
                                                        AMOUNT    VALUE    AMOUNT    VALUE
                                                       --------   -----   --------   -----
                                                                 (IN E MILLIONS)
                                                       -----------------------------------
Other assets - investments...........................    251       251      239       239
Long-term debt.......................................    387       415      420       456
Pension funds in non-qualified trust.................    103       103      111       111
Debt-related derivative liability....................     10        10       25        25
Foreign exchange-related derivative asset............     37        37       35        35
Call options on Celanese stock.......................      -         -        2         2
Commodity swap asset.................................      -         -        1         1

     At December 31, 2003 and 2002, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 25)

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available for sale. In general, the cost investments are not publicly traded; however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of December 31, 2003, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

25.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26)

Plumbing Actions

     CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, includes the U.S. business now conducted by Ticona. CNA Holdings, along with Shell Chemical Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since CNA Holdings

                          CELANESE AG AND SUBSIDIARIES
ceased selling the resin for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990.

     CNA Holdings has been named a defendant in ten putative class actions, further described below, as well as a defendant in other non-class actions filed in ten states, the U.S. Virgin Islands, and Canada. In these actions, the plaintiffs typically have sought recovery for alleged property damages and, in some cases, additional damages under the Texas Deceptive Trade Practices Act or similar type statutes. Damage amounts have not been specified.

     Developments under this matter are as follows:

     o Class certification has been denied in putative class actions pending in Florida and South Carolina state courts. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

     o In April 2000, the U.S. District Court for the District of New Jersey denied class certification for a putative class action (of insurance companies with respect to subrogation claims). The plaintiffs' appeal to the Third Circuit Court of Appeals was denied in July 2000 and the case was subsequently dismissed. In September 2000, a similar putative class action seeking certification of the same class that was denied in the New Jersey matter was filed in Tennessee state court. The court denied certification in March 2002, and plaintiffs are attempting an appeal. Cases are continuing on an individual basis.

     o Class certification of recreational vehicle owners was denied by the Chancery Court of Tennessee, Weakley County in July 2001, and cases are proceeding on an individual basis.

     o The U.S. District Court for the Eastern District of Texas denied certification of a putative class action in March 2002, and the plaintiffs' appeals have been dismissed by the appellate court.

     o Of the four putative class actions pending in Canadian courts, one was denied class certification, but is currently on appeal. The other three matters are still pending. The court in a putative class action pending in the U.S. Virgin Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     o A putative nationwide class action was filed in federal court in Indiana in December 2002, against, among others, CNA Holdings and Shell. CNA's motion to dismiss this lawsuit was granted in December 2003.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage. Furthermore, the three companies had agreed to fund such replacements and reimbursements up to U.S. $950 million. As of December 31, 2003, the funding is now U.S. $1,073 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

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

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At December 31, 2003, Celanese had remaining accruals of E60 million for this matter, of which E11 million is included in current

                          CELANESE AG AND SUBSIDIARIES
liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has reached settlements with CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. In 2003, Celanese recorded income to special charges of E94 million and interest income to interest and other income, net of E18 million, totaling E112 million, related to settlements from insurers in excess of the recorded receivable amounts. As of December 31, 2003, Celanese has a E50 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the Consolidated Balance Sheet as it will be collected over the next four years.

Sorbates Litigation

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the Government of the United States of America entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst U.S. $36 million. This fine is being paid over a 5 year period, with the last payment of $5 million due in June 2004. Hoechst also agreed to cooperate with the government's investigation and prosecutions related to the sorbates industry. The U.S. District Court accepted this plea on June 18, 1999 and imposed the penalty as recommended in the plea agreement.

     In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst, Nutrinova, and other Celanese subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. Three private actions are still pending, in state courts in Tennessee and New Jersey, and in federal court in Kansas.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July 2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio, Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst, Nutrinova and Celanese; the Ohio action has been settled, subject to court approval. The New York and Illinois actions are in the early stages of litigation. Since the fall of 2002, the Attorneys General of Connecticut, Florida, South Carolina, Oregon and Washington gave notice of intent to take legal action against sorbates manufacturers. Hoechst, Nutrinova, and the other sorbates manufacturers are in the process of settling any claims from these five attorneys general as well as those from Hawaii and Maryland.

     Nutrinova and Hoechst have cooperated with the European Commission since 1998. In May 2002, the European Commission informed Hoechst of its intent to investigate officially the sorbates industry, and in January 2003, the European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical

                          CELANESE AG AND SUBSIDIARIES

Industries Ltd., The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the European sorbates market between 1979 and 1996. The European Commission imposed a total fine of E138.4 million, of which E99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

     Considering previously recorded reserves, Celanese recorded in 2003 a special charge of E84 million for matters in the sorbates industry primarily related to the decision by the European Commission. Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese has remaining accruals of E108 million. This amount is included in current liabilities at December 31, 2003 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of December 31, 2003 is between E0 and E6 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

     Pursuant to the Demerger Agreement, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify Celanese for 80 percent of any costs Celanese may incur relative to this matter. Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. In 2003, Celanese recorded a E39 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. As of December 31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling E87 million. The additional reserve and the estimated range of possible future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

Guarantees

     Celanese has agreed to guarantee or indemnify third parties for environmental and other liabilities pursuant to a variety of agreements, including asset and business divestiture agreements, leases, settlement agreements, and various agreements with affiliated companies. Although many of these obligations contain monetary and/or time limitations, others do not provide such limitations.

     Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention. (See Note 26)

     These known obligations include the following:

     Demerger Obligations

             Celanese has obligations to indemnify Hoechst for various liabilities under the Demerger Agreement as follows:

        o Celanese agreed to indemnify Hoechst for environmental liabilities associated with contamination arising under 19 divestiture agreements entered into by Hoechst prior to the demerger.

                          CELANESE AG AND SUBSIDIARIES

      Celanese's obligation to indemnify Hoechst is subject to the following thresholds:

      o Celanese will indemnify Hoechst against those liabilities up to E250 million;

      o Hoechst will bear those liabilities exceeding E250 million, however Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed E750 million in the aggregate.

      At December 31, 2002, Celanese's obligation regarding two agreements had been settled. The aggregate maximum amount of environmental indemnifications under the remaining divestiture agreements which provide for monetary limits is approximately E750 million. Three of the divested agreements do not provide for monetary limits.

      As of December 31, 2003, Celanese has spent in the aggregate E36 million for environmental contamination liabilities in connection with these divestiture agreements. Based on Celanese's estimate of the probability of loss under this indemnification, Celanese has reserves of E42 million as of December 31, 2003, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities. (See Note 26)

     o Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in 2003, 2002 or 2001 in connection with this indemnification.

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

     Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately E2.1 billion as of December 31, 2003. Other agreements do not provide for any monetary or time limitations.

     Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of December 31, 2003, Celanese has reserves in the aggregate of E41 million for all such environmental matters.

     Plumbing Insurance Indemnifications

     Celanese has entered into agreements with insurance companies related to product liability settlements associated with Celcon(R) plumbing claims. These agreements, except those with insolvent insurance companies, require Celanese to indemnify and/or defend these insurance companies in the event that third parties seek additional monies for matters released in these agreements. The indemnifications in these agreements do not provide for time limitations.

                          CELANESE AG AND SUBSIDIARIES

     In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is E75 million. Other settlement agreements have no stated limits.

     There are other agreements whereby the settling insurer agreed to pay a fixed percentage of claims that relate to that insurer's policies. Celanese has provided indemnifications to the insurers for amounts paid in excess of the settlement percentage. These indemnifications do not provide for monetary or time limitations.

     Celanese has reserves associated with these product liability claims. See Plumbing Actions above.

     Other Obligations

     o Celanese is secondarily liable under a lease agreement pursuant to which Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from January 1, 2004 to April 30, 2012 is estimated to be approximately E49 million (U.S. $62 million).

     o Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately E7 million, which is unlimited in term.

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

Other Matters

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of December 31, 2003, there were outstanding commitments of approximately E804 million under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of December 31, 2003, there were outstanding commitments relating to capital projects of approximately E25 million.

     Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of Celanese, are defendants in approximately 620 asbestos cases, the majority of which are premises-related. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

     On July 31, 2003, a federal district court ruled that the formula used in International Business Machine Corporation's ("IBM") cash balance pension plan violated the age discrimination provisions of the Employee Retirement Income Security Act of 1974. The IBM decision, however, conflicts with the decisions from two other federal district courts and with the proposed regulations for cash balance plans issued by the Internal Revenue Service in December 2002. IBM has announced that it will appeal the decision to the United States Court of Appeals for the Seventh Circuit. The effect of the IBM decision on Celanese's cash balance plan cannot be determined at this time.

26.  ENVIRONMENTAL

     General -- Celanese is subject to environmental laws and regulations worldwide which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and

                          CELANESE AG AND SUBSIDIARIES
disposal of solid and hazardous wastes. Celanese believes that it is in substantial compliance with all applicable environmental laws and regulations. Celanese is also subject to retained environmental obligations specified in various contractual agreements arising from divestiture of certain businesses by Celanese or one of its predecessor companies.

     In 2003, 2002 and 2001, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites were E71 million, E88 million and E87 million. Capital project related environmental expenditures in 2003, 2002 and 2001, included in worldwide expenditures, were E9 million, E4 million and E8 million, respectively. Environmental reserves for remediation matters were E126 million and E199 million as of December 31, 2003 and 2002, respectively. (See Notes 15 and 17)

     Remediation -- Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

     In 2003, 2002 and 2001, the total remediation efforts charged to earnings before tax were E0 million, E7 million and E8 million, respectively. These charges were offset by reversals of previously established environmental reserves due to favorable trends in estimates at unrelated sites of E5 million, E15 million, and E12 million during 2003, 2002 and 2001, respectively. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     Celanese did not record any insurance recoveries related to these matters in 2003 or 2002 and recorded E1 million in 2001. There are no receivables for recoveries as of December 31, 2003 and 2002.

     German InfraServs -- On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three InfraServ locations in
Germany: Oberhausen, Frankfurt am Main-Hochst, and Kelsterbach, and holds interests in the companies which own and operate the former Hoechst sites in Gendorf, Knapsack and Wiesbaden.

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

     The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of E57 million and E58 million as of December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES

     If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of December 31, 2003:

COMPANY                                                       OWNERSHIP %   LIABILITY %
-------                                                       -----------   -----------
InfraServ GmbH & Co. Gendorf KG.............................      39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG..........................      84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG............................      27.0%         22.0%
InfraServ GmbH & Co. Kelsterbach KG.........................     100.0%        100.0%
InfraServ GmbH & Co. Hochst KG..............................      31.2%         40.0%
InfraServ GmbH & Co. Wiesbaden KG...........................      17.9%          0.0%
InfraServ Verwaltungs GmbH..................................     100.0%          0.0%

     U.S. Superfund Sites -- In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular, Celanese has a potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. As of December 31, 2003 and 2002, Celanese had provisions totaling E9 million and E12 million, respectively, for U.S. Superfund sites and utilized E1 million of these reserves in 2003 and 2002. There were no additional provisions recorded during 2003, 2002 or 2001.

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

     Hoechst Liabilities -- In connection with the Hoechst demerger, Celanese agreed to indemnify Hoechst for the first E250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of December 31, 2003 and 2002, Celanese has reserves of E42 million and

                          CELANESE AG AND SUBSIDIARIES

E57 million, respectively, for these matters which are included as a component of the total environmental reserves. Celanese has made payments through December 31, 2003 and 2002 of E36 million and E32 million, respectively. If such future liabilities exceed E250 million, Hoechst will bear such excess up to an additional E500 million. Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

27.  SPECIAL CHARGES

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to redesign our operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

     The components of special charges for 2003, 2002 and 2001 were as follows:

                                                              2003   2002   2001
                                                              ----   ----   ----
                                                               (IN E MILLIONS)
                                                              ------------------
Employee termination benefits...............................   16      9    125
Plant/office closures.......................................    6      6    104
Restructuring adjustments...................................   (6)   (10)   (19)
                                                              ---    ---    ---
  Total Restructuring.......................................   16      5    210
Sorbates antitrust matters..................................   84      -      -
Plumbing actions............................................  (94)     -    (31)
Asset impairments...........................................    -      -    291
Third-party reimbursements of restructuring charges.........    -     (1)    (8)
Other.......................................................   (1)    (9)     2
                                                              ---    ---    ---
  Total Special Charges.....................................    5     (5)   464
                                                              ===    ===    ===

                          CELANESE AG AND SUBSIDIARIES

     The components of the 2003, 2002 and 2001 restructuring reserves were as follows:

                                                        EMPLOYEE
                                                       TERMINATION    PLANT/OFFICE
                                                        BENEFITS        CLOSURES       TOTAL
                                                       -----------   ---------------   -----
                                                                  (IN E MILLIONS)
                                                       -------------------------------------
Restructuring reserve at December 31, 2000...........       36              61           97
  Restructuring additions............................      125             104          229
  Cash and noncash uses..............................      (60)            (94)        (154)
  Other changes......................................       (4)            (15)         (19)
  Currency translation adjustments...................        2               -            2
                                                           ---             ---         ----
Restructuring reserve at December 31, 2001...........       99              56          155
  Restructuring additions............................        9               6           15
  Cash and noncash uses..............................      (61)            (23)         (84)
  Other changes......................................       (5)             (5)         (10)
  Currency translation adjustments...................       (5)             (7)         (12)
                                                           ---             ---         ----
Restructuring reserve at December 31, 2002...........       37              27           64
  Restructuring additions............................       16               6           22
  Cash and noncash uses..............................      (29)            (11)         (40)
  Other changes......................................       (1)             (5)          (6)
  Currency translation adjustments...................       (1)              -           (1)
                                                           ---             ---         ----
Restructuring reserve at December 31, 2003...........       22              17           39
                                                           ===             ===         ====

     Included in the above restructuring reserves of E39 million and E64 million at December 31, 2003 and 2002, respectively, are E7 million and E9 million, respectively, of long-term reserves included in other liabilities.

2003

     In 2003, Celanese recorded expense of E5 million in special charges, which consisted of E22 million of restructuring charges, E6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and E11 million of income from other special charges. The E22 million of additions to the restructuring reserve included employee severance costs of E16 million and plant and office closure costs of E6 million. Within other special charges there was income of E94 million related to insurance recoveries associated with the plumbing cases, partially offset by E84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

     In 2003, the Chemical Products segment recorded employee severance charges of E4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany. There will be minimal additional costs in 2004 associated with the shutdown of this unit.

     Ticona started a redesign of its operations. Approximately 160 positions are expected to be reduced by 2005, as a result of the redesign. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expense of E4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of E6 million in 2003. Additional severance

                          CELANESE AG AND SUBSIDIARIES
costs to be recorded in special charges, related to the redesign, are expected to be approximately E1 million per quarter in 2004.

     In addition, Ticona ceased its manufacturing operations in Telford, United Kingdom during 2003, based on a 2002 restructuring initiative to concentrate its European manufacturing operations in Germany. As a result, Ticona recorded contract termination costs and asset impairments totaling E6 million and employee severance costs of E1 million in 2003. The total costs of the Telford shutdown through 2003 are E11 million.

     The E6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a E1 million adjustment to the 2002 reserves, a E4 million adjustment to the 2001 reserves and a E1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

2002

     In 2002, Celanese recorded income from special charges of E5 million, which consisted of E15 million of restructuring charges, E10 million of income from favorable adjustments to previously recorded restructuring reserves, E1 million of income from reimbursements from third party site partners related to prior year initiatives, and E9 million of income from other special charges. The E15 million of restructuring charges included employee severance costs of E9 million and plant and office closure costs of E6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of E9 million, of which E4 million related to adjustments to the 2001 forward initiatives and E4 million for streamlining efforts of production facilities in Germany and the United States, and E1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of E4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop, Texas, the GUR operations in Bayport, Texas were transferred to a new facility. Decommissioning and demolition costs associated with the Bayport closure were E2 million.

     The E10 million of favorable adjustments of previously recorded restructuring reserves consisted of an E8 million adjustment to the 2001 reserves and a E2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States, Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack, Germany. The other special charges income of E9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

2001

     In 2001, Celanese recorded special charges totaling E464 million, which consisted of E229 million of restructuring charges, which were reduced by E8 million of income for reimbursements from third party site partners and income from forfeited pension plan assets, E19 million of favorable adjustments to restructuring reserves recorded in 2000 and 2001 and E262 million of other special charges.

                          CELANESE AG AND SUBSIDIARIES

     The E229 million of additions to the restructuring reserve included employee severance costs of E125 million and plant and office closure costs of E104 million. Employee severance costs consisted primarily of E38 million for the streamlining of chemical production and administrative positions in the United States, Germany and Singapore, E28 million for administrative and production positions at Ticona in the United States and Germany, E22 million for the restructuring of production and administrative positions in Mexico, E8 million for the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units and the elimination of administrative positions in Edmonton, E7 million for the elimination of corporate administrative positions, E6 million resulting from the closure of a chemical research and development center in the United States, E5 million for the shutdown of acetate filament production at Lanaken, Belgium and E11 million for the shut-down of acetate filament production at Rock Hill, South Carolina.

     The E104 million of additions to the restructuring reserve related to plant and office closures consisted mainly of E74 million for fixed asset impairments, the cancellation of supply contracts, other required decommissioning and environmental closure costs relating to the closure of the acetic acid, pentaerythritol and vinyl acetate monomer units in Edmonton. Also included in plant and office closure costs were E11 million for fixed asset impairments, contract cancellation and other costs associated with the closure of the chemical research and development center in the United States, E4 million of fixed asset impairments and other closure costs related to the closure of a chemical distribution terminal in the United States, E8 million for fixed asset impairments and shut-down costs at the acetate filament facility in Lanaken, E6 million for equipment shutdown and other decommissioning costs for the acetate filament production facility at Rock Hill and E1 million associated with the cancellation of a lease associated with the closure of an administrative facility in Germany.

     The E19 million of favorable adjustments of prior year restructuring reserves consisted of a E14 million adjustment to the 2000 reserves and a E5 million adjustment to the 1999 reserves. The entire 2000 adjustment was due to lower than expected demolition and decommissioning costs for the Chemical Products production facility in Knapsack, Germany. This adjustment resulted from a third party site partner assuming ownership of an existing facility and obligations. Of the 1999 adjustment, E3 million related to the reversal of a reserve for closure costs for a parcel of land in Celaya, Mexico that Celanese donated to the Mexican government, which assumed the remaining liabilities. The 1999 adjustment also included E2 million relating to less than anticipated severance costs for Ticona employees in Germany.

     The other special charges of E262 million consisted of goodwill impairment of E243 million and fixed asset impairments of E30 million, related to the former Chemical Intermediates segment, E18 million of fixed asset impairments related to the former Acetyl Products segment, and E6 million for the relocation of acetate filament production assets associated with restructuring initiatives. Also included in other special charges was E31 million of income from the receipt of higher than expected insurance reimbursements linked to the plumbing cases (see Note 25) and E4 million of income related to a net reduction in reserves associated with settlements of environmental indemnification and other obligations associated with former Hoechst entities.

28.  CAPTIVE INSURANCE COMPANIES

     Celanese consolidates two wholly-owned insurance companies (the "Captives"). The Captives are a key component of the Company's global risk management program as well as a form of self-insurance for property, liability and workers' compensation risks. The Captives issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The Captives issue insurance policies and coordinate claims handling services with third party service providers. They retain risk at levels approved by the Board of Management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the Captives also insures certain third party risks. Third party premiums earned are shown below.

                          CELANESE AG AND SUBSIDIARIES

     Summarized financial data, excluding intercompany activity, appear below.

                                                                   AS OF
                                                                DECEMBER 31,
                                                              ----------------
                                                               2003      2002
                                                              ------    ------
                                                              (IN E MILLIONS)
                                                              ----------------
Assets
Reinsurance and Losses Receivable...........................    162       213
Prepaid Insurance Premiums..................................     22        27
Other Current Assets........................................      9         8
                                                                ---       ---
  Total Current Assets......................................    193       248
Marketable Securities.......................................    161       135
Other Long-Term Assets......................................      1         1
                                                                ---       ---
  Total Assets..............................................    355       384
                                                                ===       ===
Liabilities
Insurance Reserves and Payables for Third Party and Internal
  Matters...................................................    115       137
Other Current Liabilities...................................      8         6
                                                                ---       ---
  Total Current Liabilities.................................    123       143
Insurance Loss Reserves.....................................    136       169
                                                                ---       ---
  Total Liabilities.........................................    259       312
                                                                ---       ---
Equity......................................................     96        72
                                                                ---       ---
Total Liabilities and Equity................................    355       384
                                                                ===       ===

                                                               FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              ---------------------
                                                              2003    2002    2001
                                                              -----   -----   -----
                                                                 (IN E MILLIONS)
                                                              ---------------------
Third Party Premiums........................................    22      30      30
Losses......................................................   (22)    (42)    (30)
Interest Income.............................................     8       7      17
Dividend Income.............................................    44      24      31
Other Income/(Expense)......................................     5      (7)      5
Income Tax Expense..........................................   (11)     (7)     (2)
                                                               ---     ---     ---
Net Income..................................................    46       5      51
                                                               ===     ===     ===

     The assets of the Captives consist primarily of marketable securities and reinsurance receivables. Marketable securities values are based on quoted market prices or dealer quotes. The carrying value of the amounts recoverable under the reinsurance agreements approximate fair value due to the short-term nature of these items.

     The liabilities recorded by the Captives relate to the estimated risk of loss recorded by the Captives, which is based on management estimates and actuarial valuations, and unearned premiums, which represent the portion of the premiums written applicable to the unexpired terms of the policies in-force. The establishment of the provision for outstanding losses is based upon known facts and interpretation of circumstances influenced by a variety of factors. In establishing a provision, management considers facts

                          CELANESE AG AND SUBSIDIARIES
currently known and the current state of laws and litigation where applicable. Liabilities are recognized for known claims when sufficient information has been developed to indicate involvement of a specific policy and management can reasonably estimate its liability. In addition, liabilities have been established to cover additional exposure on both known and unasserted claims. Estimates of the liabilities are reviewed and updated regularly. It is possible that actual results could differ significantly from the recorded liabilities.

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

     Premiums written are recognized as revenue based on the terms of the policies. Capitalization of the Captives is determined by regulatory guidelines.

29.  BUSINESS AND GEOGRAPHICAL SEGMENTS

     In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change of how the Company manages the business and assesses performance. This change resulted from recent transactions, including completed and pending divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. Additionally, legacy pension and other postretirement benefit costs associated with previously divested Hoechst businesses, which were historically allocated to the business segments, are reflected as part of Other Activities within the reconciliation column and a procurement subsidiary, which was previously recorded within the reconciliation column, is now reported within Chemical Products. Prior year amounts have been reclassified to conform to the current year presentation.

     Information with respect to Celanese's industry segments follows:

Business Segments

     CHEMICAL PRODUCTS primarily produces and supplies acetyl products, including acetic acid, vinyl acetate monomer and polyvinyl alcohol; specialty and oxo products, including organic solvents and other intermediates;

     ACETATE PRODUCTS primarily produces and supplies acetate filament and acetate tow;

     TICONA, the technical polymers segment, develops and supplies a broad portfolio of high performance technical polymers; and

     PERFORMANCE PRODUCTS consists of Nutrinova, the high intensity sweetener and food protection ingredients business.

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 3. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP. Besides these measures, management believes that return on assets is considered appropriate for evaluating the performance of its operating segments. Return on assets, which may be calculated differently by other companies, is calculated as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

     Trade working capital is defined as trade accounts receivable from third parties and affiliates, net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates.

                          CELANESE AG AND SUBSIDIARIES

     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                            CHEMICAL   ACETATE             PERFORMANCE    TOTAL
                                            PRODUCTS   PRODUCTS   TICONA    PRODUCTS     SEGMENTS   RECONCILIATION   CONSOLIDATED
                                            --------   --------   ------   -----------   --------   --------------   ------------
2003:
Sales to external customers...............   2,628        578       675         150       4,031            44           4,075
Inter-segment revenues....................      85          -         -           -          85           (85)              -
Operating profit (loss)...................     122         11       109         (39)        203           (97)            106
Operating margin(1).......................     4.5%       1.9%     16.1%      -26.0%        4.9%         n.m.             2.6%
Earnings (loss) from continuing operations
  before tax and minority interests.......     160         14       149         (39)        284          (102)            182
Earnings (loss) from continuing operations
  before tax and minority interests as a
  percentage of net sales.................     6.1%       2.4%     22.1%      -26.0%        7.0%         n.m.             4.5%
Depreciation and amortization.............     139         59        50           6         254             6             260
Capital expenditures......................      96         34        49           2         181             4             185
Special charges...........................       1          -        77         (84)         (6)            1              (5)
Intangible assets, net....................     478        127       272           -         877             -             877
Trade working capital.....................     290        115       103          20         528           (15)            513
Total assets..............................   3,618        727     1,168         136       5,649          (250)          5,399
Return on assets(2).......................     4.0%       1.8%     12.1%      -35.5%        4.7%         n.m.             3.9%

2002:
Sales to external customers...............   2,482        670       696         161       4,009            55           4,064
Inter-segment revenues....................      79          -         -           -          79           (79)              -
Operating profit (loss)...................     179         30        29          48         286           (84)            202
Operating margin(1).......................     7.0%       4.5%      4.2%       29.8%        7.0%         n.m.             5.0%
Earnings (loss) from continuing operations
  before tax and minority interests.......     203         43        40          48         334          (121)            213
Earnings (loss) from continuing operations
  before tax and minority interests as a
  percentage of net sales.................     8.2%       6.4%      5.7%       29.8%        8.3%         n.m.             5.2%
Depreciation and amortization.............     139         57        55           6         257             5             262
Capital expenditures......................     106         31        66           4         207             7             214
Special charges...........................       1          -        (5)          -          (4)            9               5
Intangible assets, net....................     561        146       327           -       1,034             -           1,034
Trade working capital.....................     374         84       112          19         589           (11)            578
Total assets..............................   4,341        803     1,294          84       6,522          (395)          6,127
Return on assets(2).......................     4.5%       4.9%      2.9%       21.4%        4.8%         n.m.             4.1%

2001:
Sales to external customers...............   2,723        762       706         159       4,350            83           4,433
Inter-segment revenues....................      93          -         -           -          93           (93)              -
Operating profit (loss)...................    (368)       (27)       (7)         44        (358)          (72)           (430)
Operating margin(1).......................   -13.1%      -3.5%     -1.0%       27.7%       -8.1%         n.m.            -9.7%
Earnings (loss) from continuing operations
  before tax and minority interests.......    (334)       (12)       (1)         45        (302)         (130)           (432)
Earnings (loss) from continuing operations
  before tax and minority interests as a
  percentage of net sales.................   -12.3%      -1.6%     -0.1%       28.3%       -6.9%         n.m.            -9.7%
Depreciation and amortization.............     206         73        75           7         361             3             364
Capital expenditures......................      70         35        96           2         203            10             213
Special charges...........................    (421)       (50)        9           -        (462)           (2)           (464)
Intangible assets, net....................     602        174       390           -       1,166             -           1,166
Trade working capital.....................     365        108        87          19         579           (24)            555
Total assets..............................   4,718        940     1,510         365       7,533          (469)          7,064
Return on assets(2).......................    -8.3%      -1.4%     -0.1%       17.6%       -4.5%         n.m.            -4.8%

---------------

(1) Defined as operating profit (loss) divided by net sales.

(2) Defined as earnings (loss) from continuing operations before interest expense, tax and minority interests divided by the average of total assets, calculated using total assets as of the beginning and end of the year.

n.m. = not meaningful

                          CELANESE AG AND SUBSIDIARIES

     The reconciliation column includes (a) operations of certain other operating entities and their related assets, liabilities, revenues and expenses,
(b) the elimination of inter-segment sales, (c) assets and liabilities not allocated to a segment, (d) corporate center costs for support services such as legal, accounting and treasury functions and (e) interest income or expense associated with financing activities of the Company.

     Additionally, Celanese recognized special charges in 2003, 2002 and 2001 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 27)

     Other operating entities consist of ancillary businesses as well as companies which provide infrastructure services.

     The following table presents financial information based on the geographic location of Celanese's facilities:

                              NORTH    THEREOF   THEREOF   THEREOF            THEREOF           THEREOF    REST OF
                             AMERICA     USA     CANADA    MEXICO    EUROPE   GERMANY   ASIA   SINGAPORE    WORLD    CONSOLIDATED
                             -------   -------   -------   -------   ------   -------   ----   ---------   -------   ------------
                                                                       (IN E MILLIONS)
                             ----------------------------------------------------------------------------------------------------
2003:
Total assets...............   3,314     2,583      247       484     1,481     1,327    361       220        243        5,399
Property, plant and
  equipment, net...........     750       618       45        87       468       421    133       128          3        1,354
Operating profit (loss)....      48        66      (14)       (4)        6       (33)    50        46          2          106
Net sales..................   1,906     1,464      209       233     1,676     1,337    451       405         42        4,075
Depreciation and
  amortization.............     161       131       13        17        75        67     24        24          -          260
Capital expenditures.......      95        78        7        10        86        79      4         2          -          185
2002:
Total assets...............   4,003     3,192      237       574     1,387     1,230    447       299        290        6,127
Property, plant and
  equipment, net...........     954       791       45       118       382       331    180       177          3        1,519
Operating profit (loss)....      27       (50)      40        37       138       116     49        46        (12)         202
Net sales..................   2,025     1,591      186       248     1,536     1,240    458       413         45        4,064
Depreciation and
  amortization.............     180       147        8        25        53        48     29        29          -          262
Capital expenditures.......     111        95        7         9       102        96      1         1          -          214
2001:
Total assets...............   4,923     3,828      264       831     1,346     1,196    489       338        306        7,064
Property, plant and
  equipment, net...........   1,232     1,001       55       176       288       260    244       240          3        1,767
Operating profit (loss)....    (597)     (352)     (40)     (205)       92        90     64        61         11         (430)
Net sales..................   2,318     1,806      240       272     1,649     1,333    419       377         47        4,433
Depreciation and
  amortization.............     278       199       21        58        55        49     31        30          -          364
Capital expenditures.......     151       133        4        14        60        55      2         2          -          213

                          CELANESE AG AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                    FOR THE YEARS ENDED 2003, 2002, AND 2001
                                (IN E MILLIONS)

                                                            ADDITIONS
                                               ------------------------------------
                                               BALANCE AT   CHARGED TO   CHARGED TO                        BALANCE
                                               BEGINNING    COSTS AND      OTHER                          AT END OF
                                                OF YEAR      EXPENSES     ACCOUNTS    DEDUCTIONS   (A)      YEAR
                                               ----------   ----------   ----------   ----------   ----   ---------
                                                                         (IN E MILLIONS)
                                               --------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001
  Deducted from asset accounts:
    Allowance for Doubtful Accounts..........      20           8              -          (6)      (b)        22
    Valuation allowance for deferred tax
      assets.................................     260           -              -          61                 199
YEAR ENDED DECEMBER 31, 2002
  Deducted from asset accounts:
    Allowance for Doubtful Accounts..........      22           6              -          (7)      (b)        21
    Valuation allowance for deferred tax
      assets.................................     199           -              -          33                 166
YEAR ENDED DECEMBER 31, 2003
  Deducted from asset accounts:
    Allowance for Doubtful Accounts..........      21           4              0          (7)      (b)        18
    Valuation allowance for deferred tax
      assets.................................     166           -              -          39                 127

(a)  Includes foreign currency translation effects.

(b)  Uncollected accounts written off, net of recoveries.