Form 20-F
period 2004-09-30
CELANESE AG
filed 2005-03-31
CIK 1095442

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2005

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

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
 Ordinary Shares with no par value                       None

                                   ----------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)

                                   ----------

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act:

                                      NONE
                                (Title of Class)

                                   ----------

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

Ordinary Shares with no par value.....................................49,881,618
                           (as of September 30, 2004)

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

                             Item 17 [_] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                     PART I

   Overview - Nine Months Ended September 30, 2004 Compared with Nine Months
      Ended September 30, 2003................................................48
   Selected Data by Business Segment..........................................49
   Summary of Consolidated Results - Nine Months Ended September 30, 2004

                                        i

Item 14.  Material Modifications to the Rights of Security Holders and

   Pre-Approval Policies and Procedures of the Finance and Audit

                                   ----------

                                       ii

                                  INTRODUCTION

     Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this annual report, "Celanese"
refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "Celanese"
refers solely to Celanese AG and its majority owned subsidiaries over which
Celanese exercises control, as well as a special purpose entity, which is a variable interest entity where Celanese is deemed the primary beneficiary.

     During April 2004, BCP Crystal Acquisition GmbH & Co. KG (renamed Celanese
Europe Holding GmbH & Co. KG), then a German limited partnership
(Kommanditgesellschaft) controlled by a group of investment funds advised by The
Blackstone Group, completed a voluntary public offer and acquired, at a price of
(euro)32.50 per share, a total of 41,588,227 of the ordinary shares of Celanese
AG, representing approximately 84 percent of the Celanese ordinary shares outstanding on that date, excluding treasury shares (the "Tender Offer").
Celanese Europe Holding GmbH & Co. KG is an indirect wholly-owned subsidiary of
Celanese Corporation, a Delaware corporation whose shares have been listed on the New York Stock Exchange since January 2005 and are traded under the symbol
CE. Affiliates of The Blackstone Group own a majority of the shares of Celanese
Corporation. As a dominating company, Celanese Europe Holding GmbH & Co. KG is required, at the request of each minority shareholder, to acquire minority shares in exchange for "fair cash compensation." Accordingly, pursuant to the requirements of German law, Celanese Europe Holding GmbH & Co. KG commenced a tender offer on September 2, 2004 for minority shares, which offer will continue until two months after the day on which the decision on the last motion in the award proceedings (Spruchverfahren) and any related appeals, as described in
Item 8. Financial Information - Legal Proceedings, which has been disposed of has been published. These award proceedings were dismissed in March 2005, however, the dismissal is still subject to appeal. For a more complete discussion of the tender offer, see - Item 4. Information on the Company -
Acquisition of Celanese - Domination and Profit and Loss Transfer Agreement.

     Celanese Europe Holding GmbH & Co. KG is, except for accounting purposes, referred to in this annual report as "Celanese Europe Holding". For accounting purposes, Celanese Europe Holding GmbH & Co. KG is referred to as "BCP" or
"Purchaser". See Note 3 to the Consolidated Financial Statements contained in this annual report (the "Consolidated Financial Statements").

                                   ----------

                              BASIS OF PRESENTATION

     In July 2004, the majority of Celanese's shareholders approved changing the
Celanese fiscal accounting year to commence October 1st and end September 30th.
As a result, Celanese's 2004 fiscal year ended on September 30, 2004.
Accordingly, the results of operations and cash flows for the nine months ended
September 30, 2003 are presented on an unaudited basis. The results presented in this document should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year, particularly following the transfer on October 5, 2004 of Celanese Americas
Corporation and CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main
to BCP Caylux Holdings Luxembourg S.C.A. and Celanese Europe Holding GmbH & Co.
KG, respectively.

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

                                        1

                              CURRENCY TRANSLATION

     Celanese's Consolidated Financial Statements are prepared in euro. U.S.
dollar or U.S.$ amounts as of and for the nine months ended September 30, 2004 are unaudited, and have been converted solely for the convenience of the readers for 2004 from euro into U.S. dollars, at an exchange rate of U.S.$1.2417 per
(euro)1.00, the noon buying rate in New York City for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") on September 30, 2004. For information regarding recent rates of exchange between euro and U.S. dollar, see "Item 3.
Key Information - Exchange Rate Information." Celanese does not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from euro into other currencies could have been converted from euro at the rates indicated.

     On March 29, 2005, the Noon Buying Rate for the euro was U.S$1.2913 per
(euro)1.00.

                                   ----------

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

     The balance sheet data shown below as of September 30, 2004 and December
31, 2003, and the statement of operations data for the nine months ended
September 30, 2004 and for the years ended December 31, 2003 and 2002, all of which are set forth below, are derived from the audited Consolidated Financial
Statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet data as of December 31, 2002, 2001 and 2000, and the statement of operations data for the years ended December 31, 2001 and December 31, 2000 are derived from audited Consolidated Financial Statements not included in this annual report. The results of operations and cash flows for the nine months ended September 30, 2003 are presented on an unaudited basis.

                                        2

                                                           NINE MONTHS ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                                          ----------------------------------   ------------------------
                                                            2004     2004     2003     2003     2002     2001     2000
                                                          --------  ------   ------   ------   ------   ------   ------
                                                                                    (UNAUDITED)
                                                          -------------------------------------------------------------
                                                          U.S.$(1)                    (EURO)
                                                          --------  ---------------------------------------------------
                                                              (IN MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA,
                                                                     PERCENTAGES AND NUMBER OF EMPLOYEES)
                                                          -------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
Net sales .............................................     3,789    3,051    3,103    4,075    4,064    4,433    4,461
Cost of sales .........................................    (3,077)  (2,478)  (2,592)  (3,435)  (3,359)  (3,806)  (3,684)
Selling, general and administrative expenses ..........      (410)    (330)    (345)    (451)    (474)    (547)    (539)
Research and development expenses .....................       (70)     (56)     (59)     (79)     (69)     (82)     (81)
Special charges(2) ....................................      (176)    (142)       7       (5)       5     (464)     (19)
Operating profit (loss) ...............................        57       46      115      107      183     (464)     144
Interest and other income, net(3) .....................        70       57       64       69        7       (7)      54
Income tax  benefit (provision) .......................      (237)    (191)     (55)     (48)     (59)     123     (107)
Minority interests ....................................        --       --       --       --       --       --       --
Earnings (loss) from continuing operations ............      (110)     (88)     124      129      131     (348)      91
Earnings (loss) from discontinued operations ..........        22       18       (7)       4       25      (59)       1
Cumulative effect of changes in accounting
   principles, net of income tax ......................        --       --       (1)      (1)      19       --       --
Net earnings (loss) ...................................       (88)     (70)     116      132      175     (407)      92
Earnings (loss) per common share - basic(4) ...........     (1.78)   (1.42)    2.34     2.67     3.48    (8.08)    1.73
Earnings (loss) per common share - diluted(4) .........     (1.78)   (1.42)    2.34     2.67     3.48    (8.08)    1.73

BALANCE SHEET DATA:
Debt ..................................................       729      587       --      504      615      880    1,165
Dividends paid per share ..............................      0.15     0.12       --     0.44       --     0.40     0.11
Common stock ..........................................       174      140       --      140      140      143      143
Weighted average shares - basic (in thousands) ........    49,402   49,402   49,488   49,446   50,329   50,332   53,293
Weighted average shares - diluted (in thousands) ......    49,402   49,402   49,488   49,457   50,329   50,332   53,293
OTHER DATA:
Operating margin (%) ..................................       1.5%     1.5%     3.7%     2.6%     4.5%   -10.5%     3.2%
Depreciation and amortization .........................       226      182      192      260      262      364      333
Capital expenditures ..................................       153      123      120      185      214      213      200
Number of employees on a continuing
   basis (end of period) in thousands .................       9.1      9.1     10.0      9.5     10.5     10.6     11.4

(1)  The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S.$1.2417 per (euro)
     1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

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

(4)  Earnings (loss) per common share - basic and diluted, is calculated by dividing net earnings (loss) by the weighted average diluted shares outstanding. At December 31, 2000, Celanese did not have any dilutive common stock equivalents.

                                        3

EXCHANGE RATE INFORMATION

     As noted in "Currency Translation" above, Celanese uses the euro as its reporting currency and will make the guaranteed fixed annual payment (Ausgleich)
to minority shareholders pursuant to the Domination and Profit and Loss Transfer
Agreement between Celanese AG and Celanese Europe Holding (the "Domination
Agreement") in euro. Furthermore, prices quoted for Celanese shares on the
Frankfurt Stock Exchange are quoted in euro.

     Fluctuations in the exchange rate between the euro and the U.S.$ may affect:

     o    The U.S.$ equivalent for the guaranteed fixed annual payment
          (Ausgleich) pursuant to the Domination Agreement received by U.S.
          holders of Celanese shares;

     o    The U.S.$ equivalent for the fair cash compensation (Abfindung)
          pursuant to the Domination Agreement received by U.S. holders tendering Celanese shares; and

     o    The trading market price of Celanese shares on the Frankfurt Stock
          Exchange.

     For more information on the Domination Agreement see Item 4. Information on
the Company - Acquisition of Celanese. The table below shows the Noon Buying
Rates for the euro in U.S.$. The average amounts set forth below under "Average"
are calculated as the average of the Noon Buying Rates on the last business day of each month.

Year                                     Low     High    Average     End
----                                   ------   ------   -------   -------
2000................................   0.8270   1.0335    0.9231    0.9388
2001................................   0.8437   0.9535    0.8952    0.8901
2002................................   0.8594   1.0485    0.9454    1.0485
2003................................   1.0361   1.2597    1.1411    1.2597
2004
   April ...........................   1.1802   1.2358    1.1989    1.1975
   May..............................   1.1801   1.2274    1.2000    1.2217
   June.............................   1.2006   1.2320    1.2146    1.2179
   July.............................   1.2032   1.2437    1.2266    1.2032
   August...........................   1.2025   1.2368    1.2191    1.2183
   September........................   1.2052   1.2417    1.2224    1.2417
   October..........................   1.2271   1.2783    1.2507    1.2746
   November.........................   1.2703   1.3288    1.2997    1.3259
   December.........................   1.3224   1.3625    1.3407    1.3538
2005
   January..........................   1.2954   1.3476    1.3123    1.3049
   February.........................   1.2773   1.3274    1.3011    1.3274
   March (through March 29).........   1.2877   1.3465    1.3207    1.2913

     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Risk Factors" set forth below and "Item 5. Operating and Financial Review and Prospects - Market Risks", "Item 11. Quantitative and
Qualitative Disclosures About Market Risk." and "Item 9. The Offer and Listing -
Nature of the Trading Market."

                                        4

RISK FACTORS

     Many factors could have an effect on Celanese's financial condition, cash flows and results of operations. Celanese is subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal factors are described below.

Celanese is an international company and is exposed to general economic, political and regulatory conditions and risks in the countries in which it has significant operations.

     Celanese operates in the global market and has customers in many countries.
During the period covered by this annual report, Celanese had major facilities located in North America, Europe and Asia, including facilities in Germany,
China and Korea operated through joint ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

     Conditions such as the uncertainties associated with war, terrorist activities, epidemics, pandemics, or political instability in any of the countries in which Celanese operates could affect Celanese by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. These conditions could also result in or lengthen economic recession in Europe, Asia, the United States or elsewhere. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including import or export licensing requirements), or changes in the reporting requirements of United
States, German or European Union governmental agencies, could increase the cost of doing business in these regions. Any of these conditions may have an effect on Celanese's business and financial results as a whole and may result in volatile current and future prices for Celanese shares.

Cyclicality in the industrial chemicals industry has in the past and may in the future result in reduced operating margins or operating losses.

     Consumption of the basic chemicals that Celanese manufactures, in particular those in acetyl products, such as formaldehyde, acetic acid and vinyl acetate monomer, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins. Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

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

The length and depth of product and industry business cycles of Celanese's markets, particularly in the automotive, electrical, construction and textile industries, may result in reduced operating margins or operating losses.

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

Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials.

     Celanese purchases significant amounts of natural gas, ethylene, butane, and propylene from third parties for use in its production of basic chemicals in the Chemical Products segment, principally methanol, formaldehyde, acetic acid, vinyl acetate monomer, as well as oxo products. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in all its segments. Celanese also purchases significant amounts of natural gas, electricity and fuel oil to supply the energy required in its production processes.

     Prices of natural gas, oil and other hydrocarbons have increased dramatically in 2004. To the extent this trend continues and Celanese is unable to pass through these price increases to its customers, Celanese's operating profit and results of operations may be less favorable than expected.

     Celanese is exposed to any volatility in the prices of our raw materials and energy. Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, electricity and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

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
Celanese manages its exposure through the use of long-term supply agreements, multi-year purchasing and sales agreements, and until the Recent Restructuring, as defined in Item 4. Information on the Company - Acquisition of Celanese,
derivative instruments and forward purchase contracts for commodity price hedging in North America. Celanese's policy, for the majority of its natural gas and butane requirements, allows entering into supply agreements and forward purchase or cash-settled swap contracts. During the nine months ended September
30, 2004, Celanese did not enter into any forward contracts for its butane requirements and, for natural gas, had positions covering about 35 percent of its then existing North American Chemical Products segment requirements, primarily as a result of forward contracts entered into in 2003. Although
Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases.

     Celanese has a policy of maintaining, when available, multiple sources of supply for raw materials. However, some of Celanese's individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide and acetaldehyde. Celanese may not be able to obtain sufficient raw materials as a result of unforeseen developments that would cause an interruption in supply. Even if Celanese has multiple sources of supply for a raw material, these sources would not make up for the loss of a major supplier.
Nor can there be any

guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole or a major supplier.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm Celanese's competitive position.

     Celanese's operating results, especially in its Performance Products and
Technical Polymers Ticona segments, depend significantly on the development of commercially viable new products, product grades and applications, as well as production technologies. If Celanese is unsuccessful in developing new products, applications and production processes in the future, its competitive position and operating results will be negatively affected. Likewise, Celanese has undertaken and is continuing to undertake initiatives in all segments to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Frankfurt airport expansion could require Celanese to reduce production capacity of, limit expansion potential of, or incur relocation costs for its Kelsterbach plant, which would lead to significant additional costs.

     The Frankfurt airport's expansion plans include the construction of an additional runway. One of the three sites under consideration, the northwest option, would be located in close proximity to Celanese`s Kelsterbach production plant. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the government of the state of Hesse and the owner of the Frankfurt airport promote the expansion of the northwest option, it is uncertain whether this option is in accordance with applicable laws. Although the government of the state of Hesse expects the plan approval for the airport expansion in 2007 and the start of operations in 2009-2010, neither the final outcome of this matter nor its timing can be predicted at this time.

Environmental regulations and other obligations relating to environmental matters could subject Celanese to liability for fines, clean-ups and other damages, require it to incur significant costs to modify its operations and increase its manufacturing and delivery costs.

     Costs related to Celanese's compliance with environmental laws concerning, and potential obligations with respect to, contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between
Celanese AG and Hoechst, also referred to as the demerger agreement, for environmental matters arising out of a number of divestitures that took place prior to the demerger. Celanese's accruals for environmental remediation obligations, (euro) 119 million as of September 30, 2004, may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See "Celanese may be required to make payments to Hoechst" below, Item 4. Information on the Company
- Environmental and Other Regulation, and Item 5. Operating and Financial Review
and Prospects - Liquidity and Capital Resources.

     Celanese's operations are subject to extensive international, national, state, local, and other supranational laws and regulations that govern environmental and health and safety matters. Celanese incurs substantial capital and other costs to comply with these requirements. If they are violated,
Celanese can be held liable for substantial fines and other sanctions, including limitations on its operations as a result of changes to or revocations of environmental permits involved. Stricter environmental, safety and health laws, regulations and enforcement policies could result in substantial costs and liabilities to Celanese or limitations on Celanese's operations and could subject Celanese's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, and Celanese's business and operating results may be less favorable than expected. For example, recent European Union regulations require a trading system for carbon dioxide emissions to have been in place by January 1, 2005. Accordingly, an emission trading system came into effect in Germany at the start of 2005. This regulation will directly affect
Celanese's power plants at the Kelsterbach and Oberhausen sites, as well as power plants operated by other InfraServ entities. Celanese, along with the
InfraServ entities, may be required to purchase carbon dioxide credits, which could result in increased operating costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures. Celanese has not yet determined the impact of this legislation on future capitial spending. The new regulation indirectly affects Celanese's other Operations in the European Union, which may experience higher energy costs from third party providers. Celanese has not yet determined the impact of this legislation on its operating costs.
See "Item

4. Information on the Company - Environmental and Other Regulation", and Notes
25 and 26 to the Consolidated Financial Statements.

     Celanese is also involved in several claims, lawsuits and administrative proceedings relating to environmental matters. An adverse outcome in any of them may negatively affect Celanese's earnings and cash flows in a particular reporting period.

Changes in environmental, health and safety regulatory requirements could have a significant negative effect on the demand for Celanese's products.

     New or revised governmental regulations relating to health, safety and the environment may also affect demand for Celanese's products.

     Pursuant to the European Union regulation on Risk Assessment of Existing
Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which
Celanese produces. These risk assessments entail a multi-stage process to determine to what extent the European Commission should classify the chemical as a carcinogen and, if so, whether this classification and related labeling requirements should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until mid-2005. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is not a probable human carcinogen and that labeling of final products should not be required. If labeling is required, then it should depend on relatively high parts per million of residual VAM in these end products. It is not possible for Celanese to predict the outcome or effect of any final ruling.

     Several recent studies have investigated possible links between formaldehyde exposure and various end points including leukemia. The
International Agency for Research on Cancer, or IARC, recently reclassified formaldehyde from Group 2A (probable human carcinogen) to Group 1 (known human carcinogen) based on studies linking formaldehyde exposure to nasopharyngeal cancer, a rare cancer in humans. IARC also concluded that there is insufficient evidence for a causal association between leukemia and occupational exposure to formaldehyde, although it also characterized evidence for such an association as strong. The results of IARC's review will be examined by government agencies with responsibility for setting worker and environmental exposure standards and labeling requirements. Celanese is a producer of formaldehyde and plastics derived from formaldehyde. Celanese is participating together with other producers and users in the evaluations of these findings. Celanese cannot predict the final effect of IARC's reclassification.

     Other recent initiatives will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by Celanese. These initiatives include various European Commission programs, such as the European Environment and Health Strategy, commonly known as SCALE, as well as the Proposal for the Registration, Evaluation and
Authorization and Restriction of Chemicals or REACH. REACH, which the European
Commission proposed in October 2003, will establish a system to register and evaluate chemicals manufactured or imported to the European Union. Depending on the final ruling, additional testing, documentation and risk assessments will occur for the chemical industry. This will affect European producers of chemicals as well as all chemical companies worldwide that export to member states of the European Union. The final ruling has not yet been decided.

     The above-mentioned assessments may result in heightened concerns about the chemicals involved, and in additional requirements being placed on the production, handling, labeling or use of the subject chemicals. Such concerns and additional requirements could increase the cost incurred by Celanese's customers to use its chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products.

Celanese's production facilities handle the processing of some volatile and hazardous materials that subject Celanese to operating risks that could have a negative effect on Celanese's operating results.

     Celanese's operations are subject to operating risks associated with chemical manufacturing, including the related storage and transportation of raw materials, products and wastes. These hazards include, among other things:

     o    Pipeline and storage tank leaks and ruptures;

     o    Explosions and fires; and

     o    Discharges or releases of toxic or hazardous substances.

     These operating risks can cause personal injury, property damage and environmental contamination, and may result in the shutdown of affected facilities and the imposition of civil or criminal penalties. The occurrence of any of these events may disrupt production and have a negative effect on the productivity and profitability of a particular manufacturing facility and
Celanese's operating results and cash flows.

     Celanese maintains property, business interruption and casualty insurance which it believes is in accordance with customary industry practices, but
Celanese cannot provide any assurance that this insurance will be adequate to fully cover all potential hazards incidental to its business.

     For more detailed information on environmental issues, see "Item 4.
Information on the Company - Environmental and Other Regulations" and Note 26 to
the Consolidated Financial Statements.

Fluctuations in exchange and interest rates may affect Celanese's profitability.

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

     Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. More than 90 percent of outstanding foreign currency contracts are used to hedge the foreign currency denominated intercompany net receivables. The net notional amounts under such foreign currency contracts outstanding at September 30, 2004 were (euro)766 million. The hedging activity of foreign currency denominated intercompany net receivables resulted in a cash inflow of approximately (euro)12 million for the nine months ended September 30,
2004. These positive effects may not be indicative of future effects.

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

     Prior to the Recent Restructuring, a substantial portion of Celanese's net sales was denominated in currencies other than the euro. Following the Recent
Restructuring, the translation effects of changes in the value of other currencies against the euro have not been eliminated, but will be reduced substantially for Celanese. In its consolidated financial statements, Celanese translates its local currency financial results into euros based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a weakening U.S. dollar, at a constant level of business, reported international sales, earnings, assets and liabilities will be reduced because the local currency will translate into fewer euros. We estimate that the translation effects of changes in the value of other currencies against the euro increased net sales by approximately 6 percent for the nine months ended September 30, 2004, 13 percent for the year ended December
31, 2003 and increased net sales by approximately 3 percent in 2002. We estimate that the translation effects of changes in the value of other currencies against the euro had increased total assets by approximately 1 percent for the nine months ended September 30, 2004 and decreased total assets by approximately 13 percent in 2003.

     Celanese also incurs a currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which revenues are received.
Given

the volatility of exchange rates, Celanese may not be able to manage its currency transaction and/or translation risks effectively, or volatility in currency exchange rates may expose its financial condition or results of operations to a significant additional risk. Since a significant portion of its indebtedness is and will be denominated in U.S. dollars, a strengthening of the
U.S. dollar could make it more difficult for Celanese to repay its indebtedness.

Celanese may be required to make payments to Hoechst.

     Under the demerger agreement, Celanese agreed to indemnify Hoechst for environmental liabilities that Hoechst may incur with respect to Celanese's
German production sites, which were transferred from Hoechst to Celanese in connection with the demerger. Celanese also has an obligation to indemnify
Hoechst against liabilities for environmental damages or contamination arising under certain divestiture agreements entered into by Hoechst prior to the demerger. As the indemnification obligations depend on the occurrence of unpredictable future events, the costs associated with them are not yet determinable and may materially affect operating results. Celanese's obligation to indemnify Hoechst against liabilities for environmental contamination in connection with the divestiture agreements is subject to the following thresholds:

     o    Celanese will indemnify Hoechst for the total amount of these liabilities up to(euro) 250 million;

     o    Hoechst will bear the full amount of those liabilities
          between (euro) 250 million and (euro)750 million; and

     o    Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding (euro) 750 million.

     Celanese has made payments through September 30, 2004 of (euro) 38 million for environmental contamination liabilities in connection with the divestiture agreements, and may be required to make additional payments in the future. As of
September 30, 2004, Celanese had reserves of approximately (euro) 38 million for this contingency, and may be required to record additional reserves in the future.

     Also, Celanese has undertaken in the demerger agreement to indemnify
Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions.
Celanese did not make any payments to Hoechst in either the nine months ended
September 30, 2004 or in the year ended December 31, 2003 in connection with this indemnity.

     Under the demerger agreement, Celanese will also be responsible, directly or indirectly, for all of Hoechst's obligations to past employees of businesses that were demerged to Celanese. Under the demerger agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of
Hoechst's polyester businesses, which were demerged to Celanese, insofar as such liabilities relate to the European part of that business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in "Item 8. Financial Information - Legal
Proceedings" and Note 25 to the Consolidated Financial Statements, and Celanese
has agreed to bear the remaining 20 percent.

As a dominated company, Celanese may be affected by risks arising out of the debt levels of Celanese Corporation and several of its subsidiaries.

     Celanese Corporation and several of its subsidiaries are highly leveraged.
Since Celanese is a consolidated subsidiary of Celanese Corporation, Celanese
Corporation's substantial debt could have an effect on Celanese, including:

     o    Increasing Celanese's vulnerability to general economic and industry conditions;

     o    Limiting Celanese's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
          and

     o    Limiting Celanese's ability to adjust to changing market conditions and placing Celanese at a competitive disadvantage compared to its competitors who have less debt.

Celanese's future success will depend in part on its ability to protect its intellectual property rights, and its inability to enforce these rights could reduce its ability to maintain its market position and its margins.

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

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese's
European and U.S. primary production patents for making Sunett, an important product in Celanese's Performance Products segment, expired at the end of the first quarter of 2005, which will reduce its ability to realize revenues from making Sunett due to increased competition and potential limitations and will result in Celanese's results of operations and cash flows relating to the product being less favorable than today.

     Celanese also seeks to register trademarks extensively as a means of protecting the brand names of its products, which brand names become more important once the corresponding patents have expired. If Celanese is not successful in protecting its trademark rights, its revenues, results of operations and cash flows may be adversely affected.

Under the Domination Agreement Celanese's majority shareholder may require it to take actions that are disadvantageous to it.

     Celanese has entered into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabfuhrungsvertrag) with its majority shareholder, Celanese Europe Holding. Pursuant to this agreement, Celanese
Europe Holding may instruct Celanese's board of management to take actions that are disadvantageous to Celanese if such instruction is in the interest of
Celanese Europe Holding or its affiliated companies. In addition, pursuant to the Domination Agreement, Celanese is obligated to transfer its entire profits to Celanese Europe Holding, while the Domination Agreement requires Celanese
Europe Holding to compensate Celanese for any annual statutory loss incurred.
Furthermore, the net amount of the guaranteed fixed annual payment (Ausgleich)
guaranteed by Celanese Europe Holding vis-a-vis the minority shareholders of
Celanese in lieu of any future dividend, which, at the time of the entering into of the Domination Agreement, amounted to (euro) 2.89 per share for a full fiscal year, may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro) 2.89. As a dominated company, Celanese may be affected by risks that affect Celanese Europe Holding and its affiliates, including but not limited to risks arising out of the debt levels of some of these entities. The Domination Agreement cannot be terminated by Celanese Europe
Holding in the ordinary course of business until September 30, 2009.

     Irrespective of whether a domination agreement is in place between Celanese
Europe Holding and Celanese, under German law Celanese is effectively controlled by Celanese Europe Holding because of its 84 percent ownership of all outstanding Celanese ordinary shares. Celanese Europe Holding has the ability, through a variety of means, to utilize its controlling rights to, among other things, (1) use its ability, through its 84 percent voting power at any shareholders' meetings of Celanese, to elect the shareholder representatives on the supervisory board and to thereby effectively control the appointment and removal of the members of the Celanese board of management; and (2) effect all decisions that a majority shareholder is permitted to make under German law.

     For more information on the Domination Agreement, see Item 4. Information
on the Company--Acquisition of Celanese.

     Actions taken by Celanese AG's majority shareholder may eliminate a liquid market for Celanese shares.

     Celanese Europe Holding currently owns approximately 84 percent of Celanese
AG's shares. If Celanese Europe Holding acquires shares representing 95 percent or more of Celanese's registered ordinary share capital (excluding treasury shares), it intends to require, as permitted under German law, the transfer of the Celanese ordinary shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-out"). As alternatives to the Squeeze-out, Celanese Europe Holding might also consider instructing Celanese to apply to revoke the admission of its shares from the
Frankfurt Stock Exchange, or converting Celanese AG from its current legal form of a stock corporation (Aktiengesellschaft, AG) into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company
(Gesellschaft mit beschrankter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz, UmwG). Such a conversion would trigger an automatic delisting from the Frankfurt Stock Exchange. An application to revoke the admission of Celanese AG's shares from the Frankfurt
Stock Exchange would be subject to approval by the affirmative vote of a majority of the share capital of Celanese AG, while the conversion to a limited partnership or limited liability company would require at least a 75 percent majority. If Celanese AG's shares are delisted from the Frankfurt Stock
Exchange, minority shareholders would cease to have a liquid market in which to trade their shares. However, if Celanese Europe Holding completely delists the
Celanese's shares from the Frankfurt Stock Exchange, effects a squeeze-out or converts Celanese AG into a limited partnership or a limited liability company,
Celanese Europe Holding and/or Celanese AG must in each case offer Celanese AG's remaining minority shareholders fair cash compensation in exchange for their shares or, in the case of a conversion, in exchange for their equity interest in the entity that results from the conversion. The amount of the fair cash compensation per share may be equal to, higher or lower than the Tender Offer price or the fair cash compensation offered pursuant to the Domination
Agreement. (See Item 4. Information on the Company - Acquisition of Celanese).

Celanese's internal controls over financial reporting may not be effective and its independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on Celanese's business and reputation.

     Celanese is evaluating its internal controls over financial reporting in order to allow management to report on, and its independent auditors to attest to, internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the Securities and
Exchange Commission, or the Commission, thereunder, which is referred to as
Section 404. Celanese is currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404.
The management certification and auditor attestation requirements of Section 404 will initially apply to Celanese as of September 30, 2006. In the course of
Celanese's ongoing Section 404 evaluation, areas of internal controls that may need improvement have been identified, and plans are in place to design enhanced processes and controls to address these and any other issues that might be identified through this review. Currently, none of the identified areas that need improvement have been categorized as significant deficiencies or material weaknesses, individually or in the aggregate. However, as the evaluation process is still ongoing, conditions that may result in significant deficiencies or material weaknesses in the future may still be identified. In 2004, certain members of Celanese's accounting staff identified two significant deficiencies, and, in 2005, Celanese's external auditor discovered a material weakness in addition to, and separate from, our Section 404 evaluation process, and those deficiencies and the material weakness are discussed in detail in the immediately subsequent risk factor.

     Celanese cannot be certain as to the timing of completion of its evaluation, testing and any remediation actions or the impact of the same on its operations. If the requirements of Section 404 cannot be implemented in a timely manner or with adequate compliance, Celanese's independent auditors may not be able to certify as to the effectiveness of its internal control over financial reporting and it may be subject to sanctions or investigation by regulatory authorities, such as the Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of Celanese's financial statements. In addition, Celanese may be required to incur costs in improving its internal control system and the hiring of additional personnel. Any such action could negatively affect Celanese's results.

     Celanese expects to incur expenses of an aggregate of approximately (euro)
2.5 million to (euro) 4 million in the fiscal year 2005 in connection with its compliance with Section 404.

     Celanese has, in the past, identified significant deficiencies and material weaknesses in its internal controls, and the identification of any significant deficiencies or material weaknesses in the future could affect its ability to ensure timely and reliable financial reports.

     In addition to, and separate from, Celanese's evaluation of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any areas requiring improvement identified as part of that process, Celanese previously identified two significant deficiencies and a material weakness in its internal controls of Celanese Corporation, our parent company. The Public Company
Accounting Oversight Board ("PCAOB") defines a significant deficiency as a control deficiency, or a combination of control deficiencies, that adversely affects the company's ability to initiate,

authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. The PCAOB defines a material weakness as a single deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

     Celanese is in the process of implementing changes to strengthen its internal controls. In addition, while actions have been taken to address these deficiencies and weakness, additional measures may be necessary and these measures, along with other measures expected to be taken to improve our internal controls, may not be sufficient to address the issues identified by us or ensure that the internal controls are effective. For a description of these deficiencies and weakness, see Item 15 - "Controls and Procedures." If deficiencies in internal controls cannot be corrected in a timely manner,
Celanese's ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the
Commission will be adversely affected. This failure could materially and adversely impact Celanese's business, its financial condition and the market value of its securities.

Celanese expects to record significant charges in the three months ended
December 31, 2004.

     Celanese expects to incur certain significant charges in the three months ended December 31, 2004, as more fully described under Note 30 to the
Consolidated Financial Statements, including (all figures are based on preliminary estimates):

     o    A (euro) 25 million loss related to asset impairment charges resulting from the disposition of the cyclo-olefin copolymer business included within the Technical Polymers Ticona segment;

     o    A (euro) 9 million charge to equity in net earnings of affiliates, representing Celanese AG's portion of restructuring charges recorded by European Oxo GmbH, Celanese's oxo chemicals joint venture; and

     o    An expense of (euro) 10 million related to a stock incentive plan for executive officers, key employees and directors, a deferred compensation plan for executive officers and key employees, as well as other management incentive programs approved by Celanese Corporation in December 2004.

     The foregoing is not intended to be a complete list of the charges and other items that could have an effect on results of operations for the three months ended December 31, 2004.

ITEM 4. INFORMATION ON THE COMPANY

ACQUISITION OF CELANESE

     During April 2004, Celanese Europe Holding GmbH & Co. KG (or Celanese
Europe Holding), a German limited partnership (Kommanditgesellschaft) controlled by a group of investment funds advised by The Blackstone Group, completed a voluntary public offer and acquired, at a price of (euro)32.50 per share, a total of 41,588,227 of the ordinary shares of Celanese, representing approximately 84 percent of the Celanese ordinary shares outstanding on that date, excluding treasury shares (the "Tender Offer").

     In addition, as a part of the Tender Offer, Celanese Europe Holding agreed to refinance certain existing debt of Celanese, pre-fund certain pension obligations of Celanese, pre-fund certain contingencies and certain obligations linked to the value of Celanese ordinary shares, and payment obligations related to outstanding stock appreciation rights, stock options and interest payments, provide additional funds for working capital and other general corporate purposes, and pay related fees and expenses.

     For more information on the acquisition of Celanese, see Note 2 to the
Consolidated Financial Statements.

Post-Tender Offer Events

     After the completion of the Tender Offer, the following events occurred:

     Delisting. Celanese's ordinary shares were delisted from the New York Stock
Exchange, or NYSE, on June 2, 2004. Celanese may also apply to revoke the admission of its ordinary shares to the Frankfurt Stock Exchange, which would require, among other things, a resolution at the shareholders' meeting of
Celanese with the majority of the votes cast in favor of such resolution. If the shares were to be delisted from both the NYSE and from the Frankfurt Stock
Exchange, Celanese Europe Holding or Celanese would have to offer the then outstanding minority shareholders fair cash compensation in exchange for their shares as described below.

     Domination and Profit and Loss Transfer Agreement. On June 22, 2004,
Celanese Europe Holding entered into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabfuhrungsvertrag) or, Domination Agreement,
with Celanese, pursuant to which Celanese agreed to submit itself to the direction of, and to transfer its entire profits to, Celanese Europe Holding, and Celanese Europe Holding agreed to compensate Celanese for any annual losses
(Jahresfehlbetrag) incurred while the Domination Agreement is in effect. The
Domination Agreement was approved by shareholders at an extraordinary general meeting held on July 30-31, 2004. The Domination Agreement was registered in the commercial register on August 2, 2004 and became operative on October 1, 2004.
The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. Minority shareholders have filed nine actions against Celanese in the Frankfurt District Court (Landgericht), seeking, among other things, to set aside the shareholder resolutions passed at the July 30 - 31, 2004 extraordinary general meeting based, among other things, on the alleged violation of procedural requirements and information rights of the shareholders, to declare the Domination Agreement and the change in the fiscal year void and to prohibit
Celanese from performing its obligations under the Domination Agreement. In addition, a German court could revoke the registration of the Domination
Agreement in the commercial register. On August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local
Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted
(Amtsloschungsverfahren). See "Item 8. Financial Information - Legal
Proceedings." The Domination Agreement cannot be terminated by Celanese Europe
Holding in the ordinary course of business until September 30, 2009.

     Under the Domination Agreement, the board of management may be compelled to take actions that are disadvantageous to Celanese if the board of management is instructed to do so by Celanese Europe Holding, and provided that such instructions are in the interest of Celanese Europe Holding or its affiliates.
The board of management may only refuse to comply with any such instruction, if, at the time such instruction is given, (i) it is, in the opinion of the board of management of Celanese, obviously not in the interests of Celanese Europe
Holding or its affiliates, (ii) in the event of a disadvantageous instruction, the negative consequences to Celanese are disproportionate to the benefits to
Celanese Europe Holding or its affiliates, (iii) compliance with the instruction would violate legal or statutory restrictions, (iv) compliance with the instruction would endanger the existence of Celanese; or (v) it is doubtful whether Celanese Europe Holding will be able to fully compensate Celanese, as required by the Domination Agreement, for its annual loss (Jahresfehlbetrag)
incurred during the fiscal year in which such instruction is given. The supervisory board is not bound by instructions issued by Celanese Europe Holding under the Domination Agreement. If Celanese Europe Holding instructs the board of management to take an action that requires the supervisory board's approval and such approval is not given, the board of management nevertheless has to comply with such instruction if Celanese Europe Holding repeats it.

     Pursuant to the Domination Agreement, the entire annual statutory profits of Celanese, if any, less any loss carried forward from the previous fiscal year, less any amount to be allocated to the statutory capital reserve
(gesetzliche Ruecklage) and less any amount to be allocated to other profit reserves (andere Gewinnrucklagen) upon approval by Celanese Europe Holding, will be transferred to Celanese Europe Holding. If, however, during any fiscal year while the Domination Agreement is in effect, Celanese incurs an annual loss
(Jahresfehlbetrag), on a non-consolidated basis, Celanese Europe Holding would have to pay to Celanese an amount equal to such loss to the extent that the respective annual loss is not fully compensated for by dissolving other profit reserves (andere Gewinnruecklagen) accrued at Celanese since the date on which the Domination Agreement became operative (Verlustausgleichspflicht). Such payment obligation would accrue at the end of any fiscal year of Celanese in which an annual loss was incurred, and such accrual would be independent from the adoption of the financial statements. The payment obligation would have to be fulfilled by a cash payment to Celanese by Celanese Europe Holding. Celanese
Europe Holding may be able to reduce or avoid cash payments to Celanese by offsetting against such loss compensation claims by Celanese any counterclaims of value against Celanese that Celanese Europe Holding may have. Unless Celanese
Europe Holding is able to obtain funds from a source other than annual profits of Celanese, it may not be able to satisfy its obligation to fund such shortfall. BCP Caylux

Holdings Luxembourg S.C.A., or BCP Caylux, and BCP Crystal US Holdings Corp., or
BCP Crystal, both of which are indirect wholly-owned subsidiaries of Celanese
Corporation, have each agreed to provide Celanese Europe Holding with financing to further strengthen its ability to be in a position at all times to fulfill all of its obligations when they become due under, or in connection with, the
Domination Agreement and to ensure that it will perform all of its obligations under, or in connection with, the Domination Agreement when such obligations become due, including, without limitation, the obligations to pay a guaranteed fixed annual payment to the outstanding minority shareholders of Celanese, to offer to acquire all outstanding Celanese ordinary shares from the minority shareholders in return for payment of fair cash consideration and to compensate
Celanese for any annual loss it incurs while the Domination Agreement is in effect.

     As a consequence of entering into the Domination Agreement, Section 305(1)
of the German Stock Corporation Act (Aktiengesetz) requires that, upon the
Domination Agreement becoming operative, Celanese Europe Holding must at the request of each remaining minority shareholder of Celanese, acquire such shareholder's registered ordinary shares of Celanese in exchange for payment of
"fair cash compensation" (angemessene Barabfindung). As required under Section
305(3) sentence 3 of the German Stock Corporation Act, Celanese Europe Holding
will pay to all minority shareholders who tender into such offer and whose shares are paid for after the day following the date the Domination Agreement becomes operative, interest on the offer price from such day until the day preceding the date of settlement at a rate of 2 percent per annum plus the base rate (as defined in Section 247 of the German Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments.
The mandatory offer required pursuant to Section 305(1) of the German Stock
Corporation Act is not a voluntary public takeover offer or any other offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs-und
Ubernahmegesetz) or a takeover or tender offer under any other applicable German law. However, it may be considered a tender offer under applicable laws of the
United States of America. Therefore, in order to comply with applicable U.S.
securities laws, Celanese Europe Holding commenced an offer on September 2,
2004, which will continue as long as Celanese AG remains a defendant in the minority shareholder award proceedings (Spruchverfahren) as described in "Item
8. Financial Information - Legal Proceedings", in which case the offer will remain open for two months following final resolution of the award proceedings by the German courts. The terms of this offer are set forth in the offer document, dated September 2, 2004, which was filed with the Commission under cover of Schedule TO on the same day. As of March 29, 2005, pursuant to this offer Celanese Europe Holding had acquired an additional 642,608 shares. On
March 29, 2005, the closing price of the Celanese ordinary shares on the
Frankfurt Stock Exchange was (euro)46.10 per share. In addition, if Celanese delists its shares from the Frankfurt Stock Exchange, Celanese Europe Holding effects a squeeze-out or Celanese is converted into a limited partnership or a limited liability company, as described below, Celanese Europe Holding and/or
Celanese must in each case make another offer to the then remaining minority shareholders of Celanese of fair cash compensation in exchange for their shares or, in the case of a conversion, in exchange for their equity interest in the entity that results from the conversion. The (euro) 41.92 per share fair cash compensation, plus interest, required to be offered to minority shareholders in connection with the Domination Agreement is greater than the Tender Offer price.
The amount of fair cash compensation per share to be offered upon the occurrence of such event may be equal to, higher or lower than, the Tender Offer price or the fair cash compensation of (euro) 41.92, plus interest, offered as described below under "Determination of the Amount to be Paid to the Minority
Shareholders".

     Any minority shareholder who elects not to sell shares to Celanese Europe
Holding will be entitled to remain a shareholder of Celanese and to receive a gross guaranteed fixed annual payment on such shares (Ausgleich) of (euro) 3.27 per Celanese ordinary share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro) 2.89 per share for a full fiscal year. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro) 2.89 in lieu of any future dividends, determined as described below under - "Determination of the Amount to be Paid to
Minority Shareholders."

     Irrespective of whether a domination agreement is in place between Celanese
Europe Holding and Celanese, under German law Celanese is effectively controlled by Celanese Europe Holding because of its 84 percent ownership of all outstanding Celanese ordinary shares. Celanese Europe Holding has the ability, through a variety of means, to utilize its controlling rights to, among other things, (1) through its 84 percent voting power at any shareholders' meetings of
Celanese, to elect the shareholder representatives on the supervisory board and to thereby effectively control the appointment and removal of the members of the
Celanese board of management; and (2) effect all decisions that a majority shareholder is permitted to make under German law.

     Change in Fiscal Year. At the extraordinary general meeting on July 30 -
31, 2004, Celanese shareholders also approved a change of Celanese's fiscal year and a corresponding change of Celanese's articles of association in order to take advantage of the consolidated tax filing status. Therefore, from September
30, 2004 onwards, Celanese's fiscal year begins on October 1 and ends on
September 30 of the following year. A short fiscal year ran from January 1, 2004 to September 30, 2004 and is covered by this annual report.

     Subsequent Purchases of Celanese Shares. Celanese Europe Holding may from time to time purchase or be required to purchase any or all of the outstanding
Celanese ordinary shares not owned by it in market transactions or otherwise.
Examples of instances in which Celanese Europe Holding may be required to purchase additional shares include the ongoing mandatory offer relating to the
Domination Agreement, or additional mandatory offers required by actions that
Celanese Europe Holding or its affiliates may take in the future, such as a possible delisting of the shares from the Frankfurt Stock Exchange, a possible squeeze-out of minority shareholders or a possible conversion of Celanese into a different legal form. Celanese Europe Holding's decision to pursue subsequent voluntary purchases will depend on, among other factors, the then-prevailing market prices and any negotiated terms with minority shareholders. If Celanese
Europe Holding purchases any shares in an individually negotiated purchase not over the stock exchange, and before the first anniversary of the publication of the final results of the Tender Offer, for consideration higher than the Tender
Offer price, it will be required to make additional compensating payments to sellers of Celanese ordinary shares in the Tender Offer.

     Squeeze-out and Conversion. If Celanese Europe Holding acquires shares representing 95 percent or more of the registered ordinary share capital
(excluding treasury shares) of Celanese, Celanese Europe Holding intends to require, as permitted under German law, the transfer to Celanese Europe Holding of the shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-out") determined as described below under - "Determination of the Amount to be Paid to Minority Shareholders."
As an alternative to the Squeeze-out, Celanese Europe Holding might also consider converting Celanese from its current legal form of a stock corporation
(Aktiengesellschaft, AG) into either a limited partnership
(Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschrankter Haftung, GmbH) in accordance with the provisions of the German
Transformation Act (Umwandlungsgesetz, UmwG). Such a conversion would trigger an automatic delisting from the Frankfurt Stock Exchange. An application to revoke the admission of Celanese AG's shares from the Frankfurt Stock Exchange would be subject to approval by the affirmative vote of a majority of the share capital of Celanese AG, while the conversion to a limited partnership or limited liability company would require at least a 75 percent majority. The conversion would allow Celanese Europe Holding to take advantage of a more efficient governance structure, as legal requirements applicable to GmbHs and KGs are in many respects less onerous than those applicable to AGs. However, if Celanese
Europe Holding completely delists the Celanese ordinary shares from the
Frankfurt Stock Exchange, effects a squeeze-out or converts Celanese into a limited partnership or a limited liability company, Celanese Europe Holding and/or Celanese must in each case offer the then remaining minority shareholders of Celanese fair cash compensation, as described below, in exchange for their shares or, in the case of a conversion, in exchange for their equity interest in the entity that results from the conversion. The amount of the fair cash compensation per share may be equal to, higher or lower than the Tender Offer price or the fair cash compensation offered pursuant to the Domination
Agreement.

     Determination of the Amount to be Paid to the Minority Shareholders. The
amount to be paid to the minority shareholders as fair cash compensation in exchange for their shares in connection with the Domination Agreement becoming operative, the delisting from the Frankfurt Stock Exchange, or a Squeeze-out or, in the case of a conversion, in exchange for their equity interest in the entity resulting from such conversion, has been (in the case of the amount payable in connection with the Domination Agreement) or will be (in each other case)
determined on the basis of the fair value of the enterprise of Celanese, determined by Celanese and/or Celanese Europe Holding in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese's shareholders' meeting, and, except in the case of a delisting from the Frankfurt Stock Exchange, examined by one or more duly qualified auditors chosen and appointed by the Frankfurt district court
(Landgericht). The amount of the guaranteed fixed annual payment in connection with the Domination Agreement becoming effective to minority shareholders who elect not to sell their shares to Celanese Europe Holding but to remain a shareholder of Celanese was determined by Celanese Europe Holding and Celanese in accordance with applicable German law, on the basis of the hypothetical projected earnings of Celanese assuming a full distribution of profits. The gross guaranteed fixed annual payment of (euro) 3.27 per share may be equal to, higher or lower than the actual otherwise distributable profits per share of
Celanese. The (euro) 41.92 per share fair cash compensation, plus interest, offered to minority shareholders in connection with the Domination Agreement is greater than the Tender Offer price. The amount of cash compensation per share to be offered to minority shareholders in connection with any delisting from the
Frankfurt

Stock Exchange, Squeeze-out or conversion, as applicable, may be equal to, higher or lower than, the Tender Offer price or the fair cash compensation of
(euro) 41.92 per share, plus interest, offered pursuant to the Domination
Agreement. Furthermore, each of the guaranteed fixed annual payment and the fair cash compensation is subject to review by the court in award proceedings
(Spruchverfahren) which have been instituted by several dissenting shareholders.
The court dismissed these award proceedings in March 2005, however, the dismissal is still subject to appeal. If as a result of such award proceedings, the court increases the amount of the guaranteed fixed annual payment and/or the fair cash consideration, or if such increase is agreed between the parties in a court settlement, payments already made to minority shareholders pursuant to the offer required by the Domination Agreement would have to be increased accordingly with retroactive effect.

     Any delisting from the Frankfurt Stock Exchange, Squeeze-out or conversion would require approval by the shareholders of Celanese. While it is to be expected that in each case, Celanese Europe Holding will have the requisite majority in such meeting to assure approval of such measures, minority shareholders, irrespective of the size of their shareholding, may, within one month from the date of any such shareholder resolution, file an action with the court to have such resolution set aside. While such action would only be successful if the resolution were passed in violation of applicable laws and cannot be based on the unfairness of the amount to be paid to the minority shareholders, a shareholder action may substantially delay the implementation of the challenged shareholder resolution pending final resolution of the action. If such action proved to be successful, the action could prevent the implementation of a delisting, squeeze-out or conversion. Accordingly, there can be no assurance that any of the steps described above can be implemented timely or at all.

The Recent Restructuring

     In October 2004, Celanese Europe Holding completed an organizational restructuring (the "Recent Restructuring"). As a part of the Recent
Restructuring, Celanese Europe Holding instructed Celanese AG to transfer all of the shares of Celanese Americas Corporation or CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, ultimately to BCP Caylux. Consequently, substantially all of Celanese's North American assets, including significant portions of its Chemical Products and Technical Products Ticona segments, as well as its entire Acetate Products segment, including that segment's European and Asian assets, were transferred out of Celanese AG. In addition, CPO Celanese
Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a
wholly-owned subsidiary of Celanese AG, which acts as a purchasing entity on behalf of Celanese as well as for third parties, was transferred to Celanese
Holding Europe. Thereafter, BCP Caylux transferred certain assets, including its equity ownership interest in CAC, to BCP Crystal;

     As a result of these transactions, BCP Crystal holds 100 percent of CAC's equity and, indirectly, all equity owned by CAC in its subsidiaries. In addition, BCP Crystal holds, indirectly, all of the Celanese ordinary shares held by Celanese Europe Holding. Management is still in the process of determining the potential impact of these transfers on Celanese. Celanese now serves primarily as the holding company for the European business and certain
Asian businesses.

     Corporate Structure

     The charts below summarize our ownership structure immediately before completion of the Recent Restructuring and our current ownership structure.

     PRE-RESTRUCTURING STRUCTURE

                                  [FLOW CHART]

CURRENT STRUCTURE

                                  [FLOW CHART]

                                       19

INTRODUCTION

     Celanese AG was incorporated as Diogenes Erste Vermogensverwaltungs GmbH as a stock corporation organized under the laws of the Federal Republic of Germany on November 22, 1996. It changed its name to Celanese AG upon its demerger from
Hoechst on October 22, 1999. Celanese's registered office is located at
Frankfurter Stra(beta)e 111, 61476 Kronberg/Taunus, Germany, telephone +49 69
305 16000.

BUSINESS SUMMARY

     Celanese is an integrated global industrial chemicals company with strong competitive positions in its major products and production technologies. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. Prior to the Recent Restructuring, the Celanese
portfolio consisted of four main business segments: Chemical Products, Acetate
Products, Technical Polymers Ticona and Performance Products. The entire Acetate
Products segment, along with significant portions of the Chemical Products and
Technical Polymers Ticona segments were transferred out of Celanese on October
5, 2004 as part of the Recent Restructuring. See Item 4. Information on the
Company - Acquisition of Celanese.

     For the nine months ended September 30, 2004, Celanese had net sales of
(euro) 3,051 million and an operating profit of (euro) 46 million from continuing operations. At September 30, 2004, Celanese had approximately 9,050 employees worldwide. As of the Recent Restructuring, Celanese had approximately
3,500 employees worldwide on a continuing basis. As of September 30, 2004,
Celanese had 24 production plants and five research centers in ten countries, including significant joint ventures. As of the Recent Restructuring, Celanese has nine production plants and three research centers in Europe and Asia, including significant joint ventures. In the nine months ended September 30,
2004 months of 2004, 47 percent of net sales were derived from sales in North
America, 41 percent from sales in Europe, 11 percent from sales in Asia and
Australia and 1 percent from sales in the rest of the world. Celanese has a large and diverse global customer base consisting principally of major industrial companies. In the nine months ended September 30, 2004, sales to the
10 largest customers of Celanese accounted for less than 20 percent of its net sales and the single largest customer represented less than 5 percent of its net sales.

     Celanese's aggregate capital expenditures for property, plant and equipment were (euro) 123 million, (euro) 185 million, and (euro) 214 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and
2002, respectively. North America and Europe accounted for 64 percent and 30 percent, respectively, of Celanese's capital expenditures in the nine months ended September 30, 2004. The capital expenditures were financed by means of
Celanese's operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also "Business Segments" for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see "Acquisitions and Divestitures," "Item 5. Operating and Financial Review and Prospects -
Summary of Consolidated Results - Nine Months Ended September 30, 2004 Compared
to Nine Months Ended September 30, 2003 - Discontinued Operations", and Note 7
to the Consolidated Financial Statements.

     As of September 30, 2004, Celanese had 49,881,618 shares outstanding and approximately 13,500 shareholders. Its ordinary shares are traded on the
Frankfurt Stock Exchange under the symbol CZZ.

SEGMENT OVERVIEW

     As of September 30, 2004, Celanese operated through four principal business segments: Chemical Products, Technical Polymers Ticona, Acetate Products, and
Performance Products. The Acetate Products segment was transferred out of
Celanese on October 5, 2004 as part of the Recent Restructuring.

     Chemical Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer, polyvinyl alcohol, and emulsions. These products are generally used as building blocks for value-added products or in intermediate chemicals used in the paints, coatings, and inks. Celanese, together with its affiliates, is a leading global producer of acetic acid.

     Technical Polymers Ticona. This segment develops, produces and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer and industrial applications, often replacing metal or glass. The primary products within the Ticona segment are Hostaform polyacetal, or POM, offerings, and GUR, an ultra-high molecular weight polyethylene. Hostaform is used in a broad range of products including automotive components, electronics and appliances. GUR is used in battery separators, conveyor belts, filtration equipment, coatings and medical devices.

     Acetate Products. This segment primarily produced and supplied acetate tow, which is used in the production of filter products, and acetate filament, which is used in the apparel and home furnishing industries. The Acetate Products segment was transferred out of Celanese as part of the Recent Restructuring on
October 5, 2004.

     Performance Products. This segment operates under the trade name of
Nutrinova and produces and sells Sunett(R) high intensity sweetener and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries.

     The table below illustrates each segment's share of total segment net sales to external customers for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002.

                   NET SALES TO EXTERNAL CUSTOMERS BY SEGMENT

                                   NINE MONTHS
                                 ENDED SEPTEMBER              YEAR ENDED DECEMBER 31,
                               -------------------   -----------------------------------------
                                       2004                 2003                 2002
                               -------------------   -------------------   -------------------
                                           % OF                  % OF                  % OF
                               (EURO)   SEGMENT(1)   (EURO)   SEGMENT(1)   (EURO)   SEGMENT(1)
                               ------   ----------   ------   ----------   ------   ----------
                                              (IN MILLIONS, EXCEPT PERCENTAGES)
                               ---------------------------------------------------------------

Chemical Products...........    1,942       64%       2,628       65%       2,482       62%
Acetate Products............      425       14%         578       14%         670       17%
Technical Polymers Ticona...      539       18%         675       17%         696       17%
Performance Products........      111        4%         150        4%         161        4%

(1) The percentages in this column represent the percentage contribution of each segment to the total of all segments.

Other Activities

          The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, which consists primarily of general corporate functions, Celanese Advanced Materials, Inc., its approximately 41 percent interest in Pemeas GmbH or Pemeas, companies that provide infrastructure services, and other ancillary businesses. Pemeas is a venture with a consortium of investors led by Conduit Ventures, a London based venture capital company, to develop high temperature membrane assemblies or MEAs for fuel cells. Celanese contributed its MEA activity to Pemeas in April 2004 and in December 2004 approved a plan to sell its interest. Celanese Advanced
Materials, Inc. manufactures and distributes high performance fibers and polymers globally and was transferred out of Celanese AG in the Recent
Restructuring.

STRATEGY

     As a dominated company, Celanese will implement the strategy of Celanese
Corporation by focusing on operating cash flows, profitability, return on investment and shareholder value. It is believed that these goals can be achieved through the following business strategies:

     o    Maintain Cost Advantage and Productivity Leadership. Celanese
          continually seeks to reduce its production and raw material costs. Its advanced process control projects (APC) generate savings in energy and raw materials while increasing yields in production units. Energy and raw materials savings resulting from APC projects were approximately
          (euro) 9 million in 2003 and (euro) 11 million in the nine months ended September 30, 2004. Most significantly, Celanese intends to intensify the implementation of Six Sigma, which has become a pervasive and important tool in both operations and administration for achieving greater productivity and growth. Celanese is also engaged in several projects and process technology improvements focused on energy reduction. For example, the Oberhausen site reduced the energy consumption 2004 by 22.4 percent mainly as result of changing the raw material basis for synthesis gas. Celanese intends to continue using best practices to reduce costs and increase equipment reliability in maintenance and project engineering.

     o    Focused Business Investment. Celanese intends to continue investing strategically in growth areas, including new production capacity, to extend its global market leadership position. Historically, Celanese's strong market position has enabled it to initiate capacity growth to take advantage of projected demand growth. For example, Celanese building a 600,000 metric ton per year world-scale acetic acid plant in China, the world's fastest growing market for acetic acid and its derivatives. Celanese also increased the capacity of its GUR ultra-high molecular weight polyethylene plant in Germany by 10,000 tons per year in the third calendar quarter of 2004. Celanese expects to continue to benefit from its investments and capacity expansion that enables it to meet increases in global demand.

     o    Maximize Cash Flow and Reduce Debt. Despite a difficult operating environment over the past several years, Celanese has generated a significant amount of operating cash flow. Celanese believes there are opportunities to further improve its operating cash flow through increasing productivity, receiving cash dividends from its joint ventures and pursuing additional cost reduction efforts. Celanese believes in a focused capital expenditure plan that is dedicated to attractive investment projects.

     o    Deliver Value-Added Solutions. Celanese continually develops new products and industry leading production technologies that solve its customers' problems. For example, Ticona has worked closely with fuel system suppliers to develop an acetal copolymer with the chemical and impact resistance necessary to withstand exposure to hot diesel fuels.
          Celanese's emulsions business pioneered a technological solution that leads the industry in product offerings for ecologically friendly emulsions for solvent-free interior paints. Celanese believes that its customers value its expertise, and it will continue to work with them to enhance the quality of their products.

     o    Enhance Value of Portfolio. Celanese will continue to further optimize its business portfolio through divestitures, acquisitions and strategic investments that enable it to focus on businesses in which it can achieve market, cost and technology leadership over the long term. In addition, Celanese intends to continue to expand its product mix into higher value-added products. For example, Celanese has begun construction of a 600,000 metric ton acetic acid plant in China, the world's fastest growing market for acetic acid. The plant is expected to come on stream in late 2006 or early 2007. Celanese also divested non-core businesses, such as acrylates, which was sold to Dow in
          February 2004, and nylon 6/6, which was sold to BASF in December 2003.

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

--------------------------------------------------------------------------------
KEY CHEMICAL PRODUCTS
--------------------------------------------------------------------------------
Acetic Acid
--------------------------------------------------------------------------------
Acetic Anhydride
--------------------------------------------------------------------------------
Vinyl Acetate Monomer
--------------------------------------------------------------------------------
Acetate Esters
--------------------------------------------------------------------------------
Oxo Alcohols
--------------------------------------------------------------------------------
Polyvinyl Alcohol
--------------------------------------------------------------------------------
Emulsions
--------------------------------------------------------------------------------
Emulsion Powders
--------------------------------------------------------------------------------
Carboxylic Acids
--------------------------------------------------------------------------------
Amines
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MAJOR END USE MARKETS
--------------------------------------------------------------------------------
Vinyl Acetate Monomer, Acetic Anhydride and Purified Terephthalic Acid or PTA,
an intermediate used in the production of polyester resins, films and fibers
--------------------------------------------------------------------------------
Cellulose Acetate and Pharmaceuticals
--------------------------------------------------------------------------------
Paints, Adhesives, Paper Coatings, Films and Textiles
--------------------------------------------------------------------------------
Coatings, Inks
--------------------------------------------------------------------------------
Plasticizers, Acrylates, Esters, Solvents and Inks
--------------------------------------------------------------------------------
Adhesives, Building Products, Paper Coatings, Films and Textiles
--------------------------------------------------------------------------------
Water-Based Quality Surface Coatings, Adhesives, Non-Woven Textiles
--------------------------------------------------------------------------------
Building Products
--------------------------------------------------------------------------------
Lubricants, Detergents and Specialties
--------------------------------------------------------------------------------
Agricultural Products and Water Treatments
--------------------------------------------------------------------------------

     Business Lines

     Acetyls. During the periods presented, the acetyls business line produced:

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

     Methanol, which Celanese produced only in North America, was transferred out of Celanese as part of the Recent Restructuring. The manufacturing operations for acetic anhydride were also transferred out of Celanese as part of the Recent Restructuring, but Celanese still purchases this product from its
U.S. affiliates and resells it in Europe and Asia.

     Celanese, together with its subsidiaries and affiliates, is a leading global producer of acetic acid and the world's leading producer of vinyl acetate monomer according to the Tecnon Orbichem's Acetic Acid and Vinyl Acetate
1999-2009 World Survey.

     Acetic acid, methanol, and vinyl acetate monomer, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in these products are natural gas and ethylene, which are purchased from numerous sources; carbon monoxide, which is purchased by Celanese under long-term contracts; methanol, which is both manufactured and purchased by
Celanese under short-term contracts; and butane, which is purchased from one supplier. All these raw materials, except carbon monoxide, are themselves commodities and are available from a wide variety of sources.

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

     Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, formaldehyde and other chemicals, which in turn are used in the manufacture of paints, coatings, adhesives and other products.

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

     Formaldehyde and oxo alcohols, which Celanese produced only in North
America, were transferred out of Celanese on October 5, 2004 as part of the
Recent Restructuring. In Europe, Celanese participates in European Oxo

GmbH, its non-consolidated European oxo chemicals joint venture with Degussa AG.
European Oxo GmbH began operations in October 2003.

     Acetyl derivatives and polyols are commodity products characterized by cyclicality in pricing. The principal raw materials used in the acetyl derivatives business line are acetic acid, various alcohols, methanol, acetaldehyde, propylene, ethylene and synthesis gas. Celanese manufactures many of these raw materials for its own use as well as for sales to third parties, including its competitors in the acetyl derivatives business. Celanese purchases propylene and ethylene from a variety of sources. Celanese manufactures acetaldehyde for its European production. Acetaldehyde is also available from other sources.

     Polyvinyl Alcohol. Polyvinyl alcohol is a performance chemical engineered to satisfy particular customer requirements. It is used in adhesives, building products, paper coatings, films and textiles. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Prices vary depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore, regional economies and supply and demand balances affect the level of competition in other regions. Although the manufacturing operations for polyvinyl alcohol, which are in the United States, were transferred out of Celanese as part of the Recent Restructuring, Celanese purchases these products from its U.S. affiliates and resells them in Europe and
Asia. According to Stanford Research International's December 2003 report on
PVOH, Celanese Corporation is the largest North American producer of polyvinyl alcohol and the third largest producer in the world.

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

     Facilities

     The Chemical Products segment has production sites in Singapore, Spain,
Sweden, Slovenia and Germany. The emulsions business line also has tolling arrangements in the United Kingdom, France and Greece. Until the Recent

Restructuring, Celanese also had production sites in the United States, Canada and Mexico and participated in a joint venture in Saudi Arabia that produces methanol and MTBE. Over the last few years, Celanese has continued to shift its production capacity to lower cost production facilities while expanding in growth markets, such as China. As a result, Celanese shut down its formaldehyde unit in Edmonton, Alberta, Canada in 2004. Celanese has commenced building a
600,000 metric ton acetic acid plant in Nanjing, China, which is expected to come on stream in late 2006 or early 2007.

     Capital Expenditures

     The Chemical Products segment's capital expenditures were (euro) 43 million, (euro) 96 million and (euro) 106 million for the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.
The capital expenditures incurred during the last three years related primarily to efficiency and safety improvement-related items associated with the normal operations of the business, as well as spending for a new plant for synthesis gas, an important raw material for the production of oxo alcohols and specialties, at Celanese's Oberhausen site. The new plant, which supplies
European Oxo GmbH and Celanese, came on stream in the third quarter of 2003 and has improved reliability and reduced production costs. Capital expenditures in
2003 also included the integration of a company-wide SAP system.

     Markets

     The following table illustrates net sales by destination of the Chemical
Products segment by geographic region for the nine months ending September 30,
2004 and the years ended December 31, 2003 and 2002.

       NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - CHEMICAL PRODUCTS

                    NINE MONTHS ENDED
                      SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                    -----------------   -----------------------------------
                           2004                2003               2002
                    -----------------   ----------------   ----------------
                                % OF               % OF               % OF
                     (EURO)   SEGMENT   (EURO)   SEGMENT   (EURO)   SEGMENT
                     ------   -------   ------   -------   ------   -------
                               (IN MILLIONS, EXCEPT PERCENTAGES)
                    -------------------------------------------------------
North America....      737      38%      1,046     39%      1,100     44%
Europe/Africa....      770      40%      1,047     40%        865     35%
Asia/Australia...      366      19%        462     18%        442     18%
Rest of World....       69       3%         73      3%         75      3%

     The Chemical Products segment markets its products both directly to customers and through distributors. It also utilizes a number of "e-channels", including its website at www.chemvip.com, as well as system to system linking through its industry portal, Elemica.

     In the acetyls business line, the methanol market is global and highly dependent on the demand for products made from methanol. Prior to the Recent
Restructuring, Celanese's production was used to satisfy its own demands for methanol and was sold to a few regional customers who are manufacturers of chemical intermediates and to a lesser extent, by manufacturers in the wood products industry. Celanese typically entered into short-term contracts for the sale of methanol. Acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

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

     Acetyl derivatives and polyols are sold to a diverse group of regional and multinational customers both under multi-year contracts and on the basis of long-standing relationships. The customers of acetyl derivatives are primarily engaged in the production of paints, coatings and adhesives. Prior to the Recent
Restructuring, Celanese also provided acetyl derivatives to its Acetate Products segment, as well as to other participants in the cellulose acetate industry.
Celanese manufactured formaldehyde for its own use as well as for sale to a few regional customers that include manufacturers in the wood products and chemical derivatives industries. The sale of formaldehyde was based on both long and short term agreements. Polyols are sold globally to a wide variety of customers, primarily in the coatings and resins and the specialty products industries. Oxo products are sold to a wide variety of customers, primarily in the construction and automotive industries. The oxo market is characterized by oversupply and numerous competitors.

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

--------------------------------------------------------------------------------
KEY TICONA PRODUCTS
--------------------------------------------------------------------------------
Hostaform(R) (Polyacetals)
--------------------------------------------------------------------------------
GUR(R)(Ultra High Molecular Weight Polyethylene or PE-UHMW)
--------------------------------------------------------------------------------
Celanex(R)/Vandar(R)/Riteflex(R)/Impet(R)(Polyester Engineering Resins)
--------------------------------------------------------------------------------
Vectra(R) (Liquid Crystal Polymers)
--------------------------------------------------------------------------------
Fortron(R)* (Polyphenylene Sulfide or PPS)
--------------------------------------------------------------------------------
Celstran(R), Compel(R)(long fiber reinforced thermoplastics)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MAJOR MARKETS
--------------------------------------------------------------------------------
Automotive, Electronics, Consumer Products and Medical
--------------------------------------------------------------------------------
Profiles, Battery Separators, Industrial Specialties. Filtration, Coatings and
Medical
--------------------------------------------------------------------------------
Electrical, Electronics, Automotive, and Appliances
--------------------------------------------------------------------------------
Electronics, Telecommunications, Consumer and Medical
--------------------------------------------------------------------------------
Electronics, Automotive and Industrial
--------------------------------------------------------------------------------
Automotive and Industrial
--------------------------------------------------------------------------------

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

     Ticona is a business that enables innovations for its customers while closely working together with them for a new development. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer's applications. For example, Ticona has worked closely with fuel system suppliers to develop an acetal copolymer with the chemical and impact resistance necessary to withstand exposure to hot diesel fuels in the new generation of common rail diesel engines. The product can also be used in automotive fuel sender units where it remains stable at the high operating temperatures present in direct-injection diesel engines.

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

     Business Lines

     Polyacetals are sold under the trademark Hostaform(R) in all regions but
North America, where Celanese Corporation sells them under the trademark
Celcon(R). Polyplastics, in which Celanese Corporation holds a 45 percent ownership interest, and Korea Engineering Plastics, in which Celanese holds a 50 percent ownership interest, are leading suppliers of polyacetals and other engineering resins in the Asia/Pacific region. Polyacetals are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as drug delivery systems and gears for appliances.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. During the periods presented, Ticona purchased formaldehyde and methanol in the United States from Celanese's Chemical Products segment and, in Europe, manufactures formaldehyde from purchased methanol.

     GUR(R), an ultra high molecular weight polyethylene or PE-UHMW, is an engineered material used in heavy-duty automotive and industrial applications such as car battery separator panels and industrial conveyor belts, as well as in specialty medical and consumer applications, such as porous tips for marker pens, sports equipment and prostheses. GUR Micro powder grades are used for high performance filters, membranes, diagnostic devices, coatings and additives for thermoplastics & elastomers. PE-UHMW fibers are also used in protective ballistic applications. The basic raw material for GUR is ethylene.

     Celstran(R) and Compel(R) are long fiber reinforced thermoplastics, which impart extra strength and stiffness, making them more suitable for larger parts than conventional thermoplastics. In December 2004, Celanese approved a plan to dispose of the cyclo-olefin copolymer or COC business included within Ticona.

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

     The manufacturing operations for polyesters and LCPs, as well as Ticona's interest in Fortron Industries, were transferred out of Celanese as part of the
Recent Restructuring. However, Ticona still purchases polyesters and LCPs from its US affiliates and resells them to customers in Europe. Ticona also has marketing arrangements with Fortron Industries for the sale of PPS in Europe, whereby Ticona sells the product for the account of Fortron Industries.

     Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany, Brazil and, until the Recent Restructuring, in the United States.
Ticona's Kelsterbach, Germany production site is located in close proximity to one of the sites being considered for a new runway under the Frankfurt airport's expansion plans. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the state government of Hesse and the owner of the airport promote the expansion of this option, it is uncertain whether this option is in accordance with applicable laws. Although the government of the state of Hesse expects the plan approval for the airport expansion in 2007 and the start of operations in 2009-2010, neither the final outcome of this matter nor its timing can be predicted at this time.

     Capital Expenditures

     Ticona's capital expenditures were (euro) 50 million, (euro) 49 million and
(euro) 66 million for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. Ticona had expenditures in each of these three years relating primarily to efficiency and safety improvement-related items associated with the normal operations of the business.
In addition, Ticona had expenditures in 2002 for significant capacity expansions at its Bishop, Texas and Shelby, North Carolina sites. Ticona doubled its U.S.
capacity for GUR PE-UHMW by building a new 30,000 metric tons per year facility in Bishop, Texas, replacing the existing plant in Bayport, Texas. The new plant came on stream in the third quarter of 2002. In 2004, Ticona completed its expansion of its Oberhausen GUR PE-UHMW capacity by 10,000 metric tons per year.
In the fourth quarter of 2002, Ticona increased capacity by 6,000 metric tons at its polyacetals facility in Kelsterbach, Germany and commenced a further increase of 17,000 metric tons, however its completion is dependent upon the action of the Frankfurt airport expansion described above. The capital expenditures for 2003 also included construction of a new administrative building in Florence, Kentucky and integration of a company-wide SAP system.

     Markets

     The following table illustrates the destination of the net sales of the
Technical Polymers Ticona segment by geographic region for the nine months ended
September 30, 2004 and the years ending December 31, 2003 and 2002.

    NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - TECHNICAL POLYMER TICONA

                       NINE MONTHS
                          ENDED
                      SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                    ----------------   -----------------------------------
                          2004               2003               2002
                    ----------------   ----------------   ----------------
                               % OF               % OF               % OF
                    (EURO)   SEGMENT   (EURO)   SEGMENT   (EURO)   SEGMENT
                    ------   -------   ------   -------   ------   -------
                               (IN MILLIONS, EXCEPT PERCENTAGES)
                    ------------------------------------------------------
North America....     216      39%       310      45%      339       48%
Europe/Africa....     279      52%       330      49%      318       46%
Asia/Australia...      25       5%        17       3%       19        3%
Rest of World....      19       4%        18       3%       20        3%

     Prior to the Recent Restructuring, Ticona's sales in the Asian market were made mainly through its joint ventures, Polyplastics and Korea Engineering
Plastics which are accounted for under the equity method and therefore not included in Ticona's consolidated net sales. If Ticona's portion of the sales made by these joint ventures were included in the chart above, the percentage of sales sold in Asia/Australia would be substantially higher. A number of Ticona's polyacetals customers, particularly in the appliance, electrical components, toys and certain sections of the electronics/telecommunications fields, have moved tooling and molding operations to Asia, particularly southern China. To meet the expected increased demand in this region, Celanese Corporation, along with Polyplastics, Mitsubishi Gas Chemical Company Inc., and Korea Engineering
Plastics agreed on a joint venture to construct and operate a world-scale 60,000 metric ton polyacetals facility in China. When completed, Celanese Corporation will indirectly own an approximate 38 percent interest in this joint venture, of which Celanese will indirectly hold approximately 6 percent. Work on the new facility commenced in July 2003, and the new plant is expected to start operations in the second quarter of 2005. The Polyplastics and Fortron
Industries joint ventures were transferred out of Celanese in the Recent
Restructuring.

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

     Competition

     Ticona's principal competitors include BASF, DuPont, General Electric
Company and Solvay S.A. Smaller regional competitors include Asahi Kasei
Corporation, DSM NV, Mitsubishi Plastics, Inc., Chevron Phillips Chemical
Company, L.P., Braskem S.A., Teijin and Toray Industries Inc.

Acetate Products

     During the period covered by this annual report, the Acetate Products segment, all of which was transferred out of Celanese as part of the Recent
Restructuring, consisted of two major business lines, acetate filter products and acetate filament. Both of these business lines used the "Celanese" brand to market their products. Shortly after the segment was transferred out of
Celanese, Celanese Corporation announced plans to implement a strategic restructuring of its acetate business, which included discontinuing acetate filament production by mid-2005. (See Acquisition of Celanese above).

     Business Lines

     Products from acetate tow and acetate filament are found in cigarette filters, fashion apparel, linings and home furnishings. According to the 2002
Stanford Research Institute International Chemical Economics Handbook, Celanese
was the world's leading producer of acetate fibers, including production of its joint ventures in Asia.

     Celanese produced acetate flake by processing wood pulp with acetic anhydride. Celanese purchased wood pulp that is made from reforested trees from major suppliers and produces acetic anhydride internally. The acetate flake was then further processed into acetate fiber in the form of a tow band or filament.

     The acetate filter products business line produced acetate tow, which is used primarily in cigarette filters. The acetate tow market continues to be characterized by stability and slow growth.

     Celanese had a 30 percent interest in three manufacturing joint ventures with Chinese state-owned enterprises that produce cellulose acetate flake and tow in China. Additionally, during the nine months ended September 30, 2004, 22 percent of Celanese's sales of acetate tow were sold to the state-owned tobacco enterprises, the largest single market for acetate tow in the world. As demand for acetate tow in China exceeds local supply, Celanese and its Chinese partners agreed to expand capacity at their three manufacturing joint ventures.

     During the periods presented, the Acetate Products segment continued its cost reduction and operations improvement efforts. These efforts were directed toward reducing costs while achieving higher productivity of employees and equipment. In addition to restructuring activities undertaken in prior periods,
Celanese outsourced the operation and maintenance of its utility operations at the Narrows, Virginia and Rock Hill, South Carolina plants in 2003. Celanese also closed its Charlotte, North Carolina administrative and research and development facility and relocated the functions there to the Rock Hill and
Narrows locations. The relocation was substantially completed by September 30,
2004.

     In October 2004, Celanese Corporation announced plans to implement a strategic restructuring of its acetate business to increase the efficiency, reduce overcapacity in certain manufacturing areas and to focus on products and markets that provide long-term value. As part of this restructuring, Celanese
Corporation plans to discontinue acetate filament production by mid-2005 and to consolidate its acetate flake and tow operations at three locations, instead of the current five. The Recent Restructuring resulted in Celanese recording
(euro)100 million in restructuring charges related to asset impairment of
Celanese's acetate business for the nine months ended September 30, 2004. (See
Notes 12 and 17 to the Consolidated Financial Statements.)

     Facilities

     The Acetate Products segment had production sites in the United States,
Canada, Mexico and Belgium, and participates in three manufacturing joint ventures in China. In October 2004, it announced plans to close the Rock Hill,
South Carolina, production site during 2005 and to shutdown production of acetate products at the Edmonton, Alberta, Canada site by 2007. Additionally, filament production at Narrows and Ocotlan is expected to be discontinued by mid-2005 and flake production is expected to be recommissioned in 2005.

     Capital Expenditures

     The Acetate Products segment's capital expenditures were (euro) 27 million,
(euro) 34 million and (euro) 31 million for the nine months ended September 30,
2004 and the years ended December 31, 2003 and 2002, respectively. The capital expenditures incurred during these years related primarily to efficiency, environmental and safety improvement-related items associated with the normal operations of the business. Capital expenditures in 2003 also included the integration of a company-wide SAP system.

     Markets

     The following table illustrates the destination of the net sales of the
Acetate Products segment by geographic region for the nine months ended
September 30, 2004 and the years ending December 31, 2003 and 2002.

        NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - ACETATE PRODUCTS

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                 -----------------   -----------------------------------
                                       2004                2003               2002
                                 -----------------   ----------------   ----------------
                                             % OF               % OF               % OF
                                  (EURO)   SEGMENT   (EURO)   SEGMENT   (EURO)   SEGMENT
                                  ------   -------   ------   -------   ------   -------
                                                 (IN MILLIONS, EXCEPT PERCENTAGES)
                                  ------------------------------------------------------

North America.................      116      27%       167      29%       199      30%
Europe/Africa.................      113      27%       169      29%       177      26%
Asia/Australia................      186      44%       228      40%       272      41%
Rest of World.................       10       2%        14       2%        22       3%

     Sales in the acetate filter products industry were principally to the major tobacco companies that account for a majority of worldwide cigarette production.
Celanese's contracts with most of its customers, including its largest customer, with whom it has a long-standing relationship, were entered into on an annual basis. In recent years, the cigarette industry has experienced consolidation. In the acetate filter products industry, changes in the cigarette manufacturer customer base and shifts among suppliers to those customers have had significant effects on acetate

tow prices in the industry as a whole. In the acetate filament industry,
Celanese's sales were made to textile companies that range in size from the largest in the industry to others which are quite small.

     Competition

     Principal competitors in the Acetate Products segment included Acetate
Products Ltd. (Acordis), Daicel, Eastman, Mitsubishi Rayon Company, Limited,
Novaceta S.p.a., and Rhodia S.A. ("Rhodia").

Performance Products

     The Performance Products segment consists of the food ingredients business conducted by Nutrinova. This business uses its own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

------------------------   ------------------------------------------
KEY PERFORMANCE PRODUCTS   MAJOR MARKETS
------------------------   ------------------------------------------
Sunett(R) (Acesulfame-K)   Beverages, Confections, Dairy Products and
                           Pharmaceuticals
------------------------   ------------------------------------------
Sorbates                   Dairy Products, Baked Goods, Beverages,
                           Animal Feeds, Spreads and Delicatessen
                           Products
------------------------   ------------------------------------------

     Business Lines

     Nutrinova's food ingredients business consists of the production and sale of high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates worldwide, as well as the resale of other food ingredients mainly in Japan, Australia, Mexico and the United States.

     Acesulfame-K, a high intensity sweetener marketed under the trademark
Sunett, is used in a variety of beverages, confections and dairy products throughout the world. The primary raw materials for this product are diketene and sulfur trioxide. Sunett pricing for targeted applications reflects the value added by Nutrinova, such as technical services provided. Nutrinova's strategy is to be the most reliable and highest quality producer of this product, to develop new applications for the product and to expand into new markets. Nutrinova maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe and the United
States. Nutrinova's European and U.S. primary production patents for making
Sunett expired at the end of the first quarter of 2005.

     Nutrinova's food protection ingredients are mainly used in foods, beverages and personal care products. The primary raw materials for these products are ketene and crotonaldehyde. Sorbates pricing is extremely sensitive to demand and industry capacity and is not necessarily dependent on the prices of raw materials.

     Facilities

     Nutrinova has production facilities in Germany, as well as sales and distribution facilities in all major world markets.

     Capital Expenditures

     The Performance Products segment's capital expenditures were (euro) 1 million, (euro) 2 million and (euro) 4 million for the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.
The capital expenditures incurred during these years related to efficiency, debottlenecking, quality and safety improvement items associated with the normal operation of the business.

     Markets

     The following table illustrates the destination of the net sales of the
Performance Products segment by geographic region for the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002.

      NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - PERFORMANCE PRODUCTS

                                 NINE MONTHS ENDED
                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                 -----------------   -----------------------------------
                                       2004                2003               2002
                                 -----------------   ----------------   ----------------
                                             % OF               % OF               % OF
                                  (EURO)   SEGMENT   (EURO)   SEGMENT   (EURO)   SEGMENT
                                  ------   -------   ------   -------   ------   -------
                                                 (IN MILLIONS, EXCEPT PERCENTAGES)
                                  ------------------------------------------------------

North America.................      45       41%       65       43%       60       37%
Europe/Africa.................      42       38%       52       35%       58       36%
Asia/Australia................      17       15%       25       17%       27       17%
Rest of World.................       7        6%        8        5%       16       10%

     Nutrinova directly markets Sunett(R) primarily to a limited number of large multinational and regional customers in the beverage and food industry under long-term and annual contracts. Nutrinova markets food protection ingredients primarily through regional distributors to small and medium sized customers and directly through regional sales offices to large multinational customers in the food industry. Nutrinova is currently developing markets and new applications for its omega-3 fatty acid, docosahexanoeic acid, Nutrinova - DHA(TM). Potential application areas include functional foods and beverages, dietary supplements, clinical nutrition and pharmaceutical end-uses.

     Competition

     The principal competitors for Nutrinova's Sunett sweetener are Holland
Sweetener Company, The Nutrasweet Company, Ajinomoto Co., Inc. and several
Chinese manufacturers. In sorbates, Nutrinova competes with Nantong AA, Daicel,
Yu Yao/Ningbo, Yancheng AmeriPac and other Chinese manufacturers of sorbates.

OTHER ACTIVITIES

     Other Activities included revenues mainly from captive insurance companies,
Celanese Advanced Materials, Inc., and Pemeas GmbH or Pemeas. Celanese Advanced
Materials, which was transferred out of Celanese in the Recent Restructuring, manufactures and distributes high performance fibers and polymers globally.
Pemeas is a venture with a consortium of investors led by Conduit Ventures, a
London based venture capital company, to develop high temperature membrane assemblies or MEAs for fuel cells. Celanese, which holds an approximate 41 percent interest in Pemeas, contributed its MEA activity to Pemeas in April
2004. In December 2004, Celanese approved a plan to dispose of its interest in
Pemeas. Other Activities also includes corporate activities, several service companies and other ancillary businesses, which do not have significant sales.

     Prior to the Recent Restructuring, Celanese held two wholly-owned captive insurance companies that provided a key component of Celanese's global risk management program, as well as a form of self insurance for the property, liability and workers compensation risks of Celanese. The captive insurance companies issue insurance policies to Celanese subsidiaries to provide consistent coverage amid fluctuating costs in the insurance market and to lower long-term insurance costs by avoiding or reducing commercial carrier overhead and regulatory fees. The captive insurance companies issue insurance policies and coordinate claims handling services with third party service providers. They retained risk at levels approved by the board of management and obtain reinsurance coverage from third parties to limit the net risk retained. One of the captive insurance companies also insures certain third party risks. These entities were transferred out of Celanese as part of the Recent Restructuring.
For additional information on the Recent Restructuring, see "Acquisition of
Celanese above."

ACQUISITIONS AND DIVESTITURES

Celanese acquired the following businesses:

     o    In December 2002, Celanese purchased the European emulsions and global emulsion powders business of Clariant AG valued at (euro) 147 million.

Celanese divested the following businesses:

     o    The following divestitures occurred in October 2004:

          o    Celanese sold its travel services company, OnBoard GmbH, to
               Carlson Wagonlit Travel.

          o    Celanese transferred all of the shares of Celanese Americas
               Corporation ultimately to BCP Crystal.

          o    Celanese transferred its purchasing entity, CPO Celanese
               Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main
               ("CPO") to Celanese Holding Europe.

     o    In February 2004, Celanese sold its acrylates business to Dow.

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

     For further information on the acquisitions and divestitures discussed above, see "Item 5. Operating and Financial Review and Prospects - Summary of
Consolidated Results - Nine Months ended September 30, 2004 compared with the
Nine Months Ended September 30, 2003 - Discontinued Operations" and Note 7 to
the Consolidated Financial Statements.

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
Celanese's production facilities rely largely on fuel oil, natural gas and electricity for energy. Most of the raw materials for Celanese's European operations are centrally purchased by an affiliate of Celanese, which also buys raw materials on behalf of third parties. Celanese manages its exposure through the use of long-term supply agreements, multi-year purchasing and sales agreements, and until the Recent Restructuring, derivative instruments and forward purchase contracts for commodity price hedging in North America.
Celanese's policy for the majority of its natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. For the nine months ended September 30, 2004, Celanese did not enter into any forward contracts for its butane

requirements and, for natural gas, had positions covering about 35 percent of its then existing North American Chemical Products segment requirements, primarily as a result of forward contracts entered into in 2003. Although
Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases.

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
Celanese's research and development costs for the nine months ended September
30, 2004 and the years ended December 31, 2003 and 2002 were (euro) 56 million,
(euro) 79 million and (euro) 69 million, respectively.

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
However, Celanese does business in regions of the world where intellectual property protection may be limited and difficult to enforce. Celanese maintains strict information security policies and procedures wherever it does business.
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

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese's
European and U.S. patents for making Sunett, an important product in the
Performance Products segment, expired at the end of the first quarter of 2005, which will reduce the ability to realize revenues from making Sunett due to increased competition and potential limitations and will result in results of operations and cash flows relating to the product being less favorable than today. Celanese believes that the loss of

no other single patent which may expire in the next several years will materially adversely affect the business or financial results of Celanese.

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

     o    Maintenance of safe conditions in the workplace; and

     o    Production, handling, labeling or use of chemicals used or produced by
          Celanese.

     Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese's production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. Soil and groundwater contamination has occurred at some Celanese sites, and might occur or be discovered at other sites. Celanese's worldwide expenditures during the nine months ended September 30, 2004, including those with respect to third party and divested sites, and those for compliance with environmental control regulations and internal company initiatives totaled
(euro) 51 million, of which (euro) 6 million was for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations, and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on its business and financial results.

Air Issues

     In December 1997, the Conference of the Parties of the United Nations
Framework Convention on Climate Change drafted the Kyoto Protocol, which would establish significant emission reduction targets for six gases considered to have global warming potential (referred to as greenhouse gases) and would drive mandatory reductions in developed nations subject to the Protocol. With Russia's ratification in November 2004, the Protocol has been adopted by enough of the larger, industrialized countries (defined in Annex I to the Protocol) and came into effect in February 2005 in all nations that ratified it. The European Union or EU, including Germany and other countries where Celanese has interests, ratified the Kyoto Protocol in 2002 and is formulating applicable regulations.
Recent European Union regulations required Germany, like all EU member states, to have implemented a trading system covering carbon dioxide emissions by
January 1, 2005. Accordingly, an emission trading system came into effect in
Germany at the start of 2005. The new regulation directly affects Celanese's power plants at the Kelsterbach and Oberhausen sites as well as the power plants being operated by other InfraServ entities. The InfraServ entities may be required to purchase carbon dioxide credits, which could result in increased operating

costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures. Celanese has not yet determined the impact of this legislation on future capital spending. The new regulation indirectly affects Celanese's other operations in the European Union, which may experience higher energy costs from third party providers. Celanese has not yet determined the impact of this legislation on its operating costs.

Chemical Products Issues

     Other new or revised regulations may place additional requirements on the production, handling, labeling or use of some chemical products. Pursuant to a
European Union regulation on Risk Assessment of Existing Chemicals, the European
Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which Celanese produces. These risk assessments entail a multi-stage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labeling requirements, should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, we currently do not expect a final ruling until the end of the first half of 2005. We and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is not a probable human carcinogen and that labeling of end products should not be required but that, if it is, should only be at relatively high parts per million of residual VAM levels in the end products. It is not possible for us to predict the outcome or effect of any final ruling.

     Several recent studies have investigated possible links between formaldehyde exposure and various medical conditions, including leukemia. The
International Agency for Research on Cancer or IARC recently reclassified formaldehyde from Group 2A (probable human carcinogen) to Group 1 (known human carcinogen) based on studies linking formaldehyde exposure to nasopharyngeal cancer, a rare cancer in humans. IARC also concluded that there is insufficient evidence for a causal association between leukemia and occupational exposure to formaldehyde, although it also characterized evidence for such an association as strong. The results of IARC's review will be examined by government agencies with responsibility for setting worker and environmental exposure standards and labeling requirements.

     We are a producer of formaldehyde and plastics derived from formaldehyde.
We, together with other producers and users, are evaluating these findings. We cannot predict the final effect of IARC's reclassification.

     Other recent initiatives will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. These initiatives include the European Environment and Health
Strategy, commonly known as SCALE, and the proposal for the Registration,
Evaluation and Authorization and Restriction of Chemicals or REACH. REACH, which was proposed by the European Commission in October 2003, will establish a system to register and evaluate chemicals manufactured or imported to the European
Union. Depending on the final ruling, additional testing, documentation and risk assessments will occur for the chemical industry. This will affect European producers of chemicals as well as all chemical companies worldwide that export to member states of the European Union. The final ruling has not yet been decided.

     The above-mentioned assessments may result in heightened concerns about the chemicals involved, and in additional requirements being placed on the production, handling, labeling or use of the subject chemicals. Such concerns and additional requirements could increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could adversely affect the demand for these products.

Remediation Issues

     Our wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Hoechst, Gendorf,
Huerth-Knapsack, Wiesbaden, Oberhausen and Kelsterbach. Producers at the sites, including our subsidiaries, are owners of limited partnership interests in the respective InfraServ companies. The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify
Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited

partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability that cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the InfraServ company in question. In view of this potential obligation to eliminate residual contamination, the InfraServ companies in which we have an interest, have recorded provisions totaling approximately (euro) 59 million as of September 30, 2004. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServ companies or the limited partners, these liabilities are to be borne by us in accordance with the demerger agreement.

     As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities. Likewise, in some circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to Infraserv companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     Some of our facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Provisions are not recorded for potential soil contamination liability at facilities still under operation, as
German law does not currently require owners or operators to investigate and remedy soil contamination until the facility is closed and dismantled, unless the authorities otherwise direct. However, soil contamination known to the owner or operator must be remedied if such contamination is likely to have an adverse effect on the public. If we were to terminate operations at one of our facilities or if German law were changed to require such removal or clean up, the cost could be material to us. We cannot accurately determine the ultimate potential liability for investigation and clean up at such sites. We adjust provisions as new remedial commitments are made. See Notes 25 and 26 to the
Consolidated Financial Statements.

     In the demerger agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets located in Germany, the U.S., and other countries that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities up to an amount of (euro) 250 million. Hoechst will bear those liabilities exceeding (euro) 250 million, but
Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed (euro) 750 million. Celanese has made payments through the nine months ended September 30, 2004 of (euro) 38 million for environmental contamination liabilities in connection with the divestiture agreements. As of
September 30, 2004, Celanese has reserves of (euro) 38 million for this contingency and may be required to record additional reserves in the future. See
Notes 25 and 26 to the Consolidated Financial Statements.

     As of September 30, 2004 and December 31, 2003, Celanese had reserves of
(euro) 119 million and (euro) 126 million, respectively, for environmental matters worldwide. We regularly review the liabilities for these sites and has accrued its best estimate of its ultimate liability for investigation or cleanup costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates.

ORGANIZATIONAL STRUCTURE

Significant Subsidiaries

     Until the Recent Restructuring, Celanese AG operated its global businesses through subsidiaries in Europe, North America and Asia, most of which were owned indirectly through a German holding company and wholly-owned subsidiary,
Celanese Holding GmbH. Celanese Chemicals Europe GmbH and Ticona GmbH are owned directly by Celanese AG. In North America, many of the businesses during the periods covered by this annual report were consolidated under CAC, then a wholly-owned subsidiary which, through its wholly-owned subsidiary, CNA
Holdings, Inc., directly or indirectly owns the North American operating companies. CAC, along with its subsidiaries, was transferred out of Celanese on
October 5, 2004 as part of the Recent Restructuring. For more information on the
Recent Restructuring, see "Acquisition of Celanese above."

     The table below sets forth Celanese's significant subsidiaries as of
September 30, 2004:

-----------------------------------------------------------------------------------------------------
NAME OF COMPANY                                           COUNTRY OF INCORPORATION   PERCENTAGE OWNED
-----------------------------------------------------------------------------------------------------

Celanese Canada Inc.*                                     Canada                          100.00%
-----------------------------------------------------------------------------------------------------
Celanese Chemicals Europe GmbH                            Germany                         100.00%
-----------------------------------------------------------------------------------------------------
Celanese Holding GmbH                                     Germany                         100.00%
-----------------------------------------------------------------------------------------------------
Nutrinova Nutrition Specialties & Food Ingredients GmbH   Germany                         100.00%
-----------------------------------------------------------------------------------------------------
Ticona GmbH                                               Germany                         100.00%
-----------------------------------------------------------------------------------------------------
Grupo Celanese SA*                                        Mexico                           99.88%
-----------------------------------------------------------------------------------------------------
Celanese Singapore Pte. Ltd.                              Singapore                       100.00%
-----------------------------------------------------------------------------------------------------
Celanese Acetate LLC*                                     USA                             100.00%
-----------------------------------------------------------------------------------------------------
Celanese Americas Corporation*                            USA                             100.00%
-----------------------------------------------------------------------------------------------------
Celanese Ltd.*                                            USA                             100.00%
-----------------------------------------------------------------------------------------------------
CNA Holdings, Inc.*                                       USA                             100.00%
-----------------------------------------------------------------------------------------------------
Ticona Polymers, Inc.*                                    USA                             100.00%
-----------------------------------------------------------------------------------------------------

*Transferred out of Celanese on October 5, 2004.

DESCRIPTION OF PROPERTY

     Celanese's principal executive offices are located in Kronberg/Taunus,
Germany.

     As of September 30, 2004, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices.

     The following table sets forth a list of the principal production and other facilities of Celanese throughout the world as of September 30, 2004.

------------------------------------------------------------------------------------------------------------------
CORPORATE CENTER
------------------------------------------------------------------------------------------------------------------
SITE                            LEASED/OWNED                                      PRODUCTS/ FUNCTION
------------------------------------------------------------------------------------------------------------------

Kronberg/Taunus, Germany        Leased                                            Administrative offices
------------------------------------------------------------------------------------------------------------------

                                       39

------------------------------------------------------------------------------------------------------------------
CHEMICAL PRODUCTS
------------------------------------------------------------------------------------------------------------------
SITE                            LEASED/OWNED                                      PRODUCTS / FUNCTION
------------------------------------------------------------------------------------------------------------------

Bay City, Texas, USA*           Owned                                             Butyl acetate
                                                                                  Iso-butylacetate
                                                                                  Propylacetate
                                                                                  Vinyl acetate monomer
                                                                                  Carboxylic acids
                                                                                  n/i-Butyraldehyde
                                                                                  Butyl alcohols
                                                                                  Propionaldehyde,
                                                                                  Propyl alcohols
------------------------------------------------------------------------------------------------------------------
Bishop, Texas, USA*             Owned                                             Formaldehyde
                                                                                  Methanol
                                                                                  Pentaerythritol
                                                                                  Polyols
------------------------------------------------------------------------------------------------------------------
Calvert City, Kentucky, USA*    Owned                                             Polyvinyl alcohol
------------------------------------------------------------------------------------------------------------------
Cangrejera, Veracruz, Mexico*   Owned                                             Acetic anhydride
                                                                                  Acetone derivatives
                                                                                  Ethyl acetate
                                                                                  Vinyl acetate monomer
                                                                                  Methyl amines
------------------------------------------------------------------------------------------------------------------
Clear Lake, Texas, USA*         Owned                                             Acetic acid
                                                                                  Vinyl acetate monomer
------------------------------------------------------------------------------------------------------------------
Edmonton, Alberta, Canada*      Owned                                             Methanol
------------------------------------------------------------------------------------------------------------------
Frankfurt am Main, Germany      Owned by InfraServ GmbH & Co. Hochst KG, in       Acetaldehyde
                                which Celanese holds a 31.2 percent limited       Butyl acetate
                                partnership interest                              Vinyl acetate monomer
                                                                                  Conventional emulsions
                                                                                  Emulsion powders
                                                                                  Vinyl acetate ethylene emulsions
------------------------------------------------------------------------------------------------------------------
Oberhausen, Germany             Owned by InfraServ GmbH & Co. Oberhausen KG, in   Amines
                                which Celanese holds an 84.0 percent limited      Carboxylic Acids
                                partnership interest                              Neopentyl Glycols
------------------------------------------------------------------------------------------------------------------
Pampa, Texas, USA*              Owned                                             Acetic acid
                                                                                  Acetic anhydride
                                                                                  Ethyl acetate
------------------------------------------------------------------------------------------------------------------
Pasadena, Texas, USA*           Owned                                             Polyvinyl alcohol
------------------------------------------------------------------------------------------------------------------
Jurong Island, Singapore        Owned                                             Acetic acid
                                                                                  Butyl acetate
                                                                                  Ethyl acetate
                                                                                  Vinyl acetate monomer
------------------------------------------------------------------------------------------------------------------
Koper, Slovenia                 Owned                                             Conventional emulsions
------------------------------------------------------------------------------------------------------------------
Tarragona, Spain                Owned by Complejo Industrial Taqsa AIE, in        Vinyl acetate monomer
                                which Celanese holds a 15.0 percent share
------------------------------------------------------------------------------------------------------------------
Tarragona, Spain                Owned                                             Vinyl acetate ethylene emulsions
------------------------------------------------------------------------------------------------------------------
Tarragona, Spain                Leased                                            Conventional emulsions
------------------------------------------------------------------------------------------------------------------
Perstorp, Sweden                Owned                                             Conventional emulsions
                                                                                  Vinyl acetate ethylene emulsions
------------------------------------------------------------------------------------------------------------------

*Transferred out of Celanese in the Recent Restructuring

---------------------------------------------------------------
ACETATE PRODUCTS*
---------------------------------------------------------------
SITE                        LEASED/OWNED    PRODUCTS / FUNCTION
---------------------------------------------------------------
Lanaken, Belgium*               Owned      Tow
---------------------------------------------------------------
Narrows, Virginia, USA*         Owned      Tow, Filament, Flake
---------------------------------------------------------------
Ocotlan, Jalisco, Mexico*       Owned      Tow, Filament
---------------------------------------------------------------

*Transferred out of Celanese in the Recent Restructuring.

                                       40

--------------------------------------------------------------------------------------------------------
TECHNICAL POLYMERS TICONA
--------------------------------------------------------------------------------------------------------
SITE                               LEASED/OWNED                          PRODUCTS / FUNCTION
--------------------------------------------------------------------------------------------------------

Auburn Hills, Michigan, USA*       Leased                                Automotive Development Center
--------------------------------------------------------------------------------------------------------
Bishop, Texas, USA*                Owned                                 Polyacetals (Celcon(R))
                                                                         PE-UHMW (GUR(R))
                                                                         Compounding
--------------------------------------------------------------------------------------------------------
Florence, Kentucky, USA*           Owned                                 Compounding
--------------------------------------------------------------------------------------------------------
Kelsterbach, Germany               Owned by InfraServ GmbH & Co.         LFT (Celstran(R))
                                   Kelsterbach KG, in which Celanese     Polyacetals (Hostaform(R))
                                   holds a 100.0% limited partnership    Compounding
                                   interest
--------------------------------------------------------------------------------------------------------
Oberhausen, Germany                Owned by InfraServ GmbH & Co.         PE-UHMW (GUR)
                                   Oberhausen KG, in which Celanese      COC and Norbornene (Topas(R)**)
                                   holds an 84.0% limited partnership
                                   interest
--------------------------------------------------------------------------------------------------------
Shelby, North Carolina, USA*       Owned                                 LCP (Vectra(R))
                                                                         PBT and PET (Celanex(R))
                                                                         Compounding
--------------------------------------------------------------------------------------------------------
Wilmington, North Carolina, USA*   Leased by a non-consolidated joint    PPS (Fortron(R))
                                   venture, in which Celanese Americas
                                   Corporation has a 50% interest
--------------------------------------------------------------------------------------------------------
Winona, Minnesota, USA*            Owned                                 LFT (Celstran)
--------------------------------------------------------------------------------------------------------

*Transferred out of Celanese in the Recent Restructuring.

** Technical Polymers Ticona's leased plant for its Topas cycloolefin copolymer in Oberhausen, Germany commenced production in September 2000. The plant has been operating at significantly less than commercial capacity and in December
2004 Celanese approved a plan to dispose of the business. For further information on Topas, see "Information on the Company - Technical Polymers
Ticona."

--------------------------------------------------------------------------------------------------------
PERFORMANCE PRODUCTS
--------------------------------------------------------------------------------------------------------
SITE                               LEASED/OWNED                          PRODUCTS / FUNCTION
--------------------------------------------------------------------------------------------------------

Frankfurt am Main, Germany         Owned by InfraServ GmbH & Co. Hochst  Sorbates
                                   KG, in which Celanese holds a 31.2%   Sunett(R)
                                   limited partnership interest
--------------------------------------------------------------------------------------------------------

     Polyplastics has its principal production facilities in Japan, Taiwan and
Malaysia. Korea Engineering Plastics has its principal production facilities in
South Korea. Celanese's Chemical Products segment has joint ventures with manufacturing facilities in Saudi Arabia and Germany and its Acetate Products
segment has three joint ventures with production facilities in China.
Polyplastics, the Saudi Arabian joint venture, and the Acetate Products segment were transferred out of Celanese as a result of the Recent Restructuring.

     For the nine months ended September 30, 2004, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of (euro) 123 million. During the years ended December 31, 2003 and
2002, these expenditures amounted to (euro) 185 million and (euro) 214 million, respectively, of which (euro) 79 million, (euro) 37 million and (euro) 7 million were spent in North America, Europe, and Asia, respectively. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

     For information on environmental issues associated with Celanese's properties, see "Information on the Company - Environmental and Other
Regulation" and "Item 5. Operating and Financial Review and Prospects -
Liquidity and Capital Resources - Environmental Matters." Additional information with respect to Celanese's property, plant and equipment, and leases is contained in Notes 12 and 26 to the Consolidated Financial Statements.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese AG and subsidiaries
("Celanese" or the "Company") together with Celanese's Consolidated Financial
Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

     In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004.
Accordingly, the results as operations and cash flows for the nine months ended
September 30, 2003 are presented on an unaudited basis. The results presented in this document should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year, particularly following the transfer on October 5, 2004 of Celanese Americas
Corporation and CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main
to BCP Caylux Holdings Luxembourg S.C.A. and Celanese Europe Holding GmbH & Co.
KG, respectively, which is discussed below.

     Investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Information"
located at the end of this section.

     Reconciliation of Non-GAAP Measures: Management compensates for the limitations of using non-GAAP financial measures by using them to supplement
GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. In this regard, we disclose net debt and trade working capital, which are non-GAAP financial measures. Net debt is defined as total debt less cash and cash equivalents, and trade working capital is defined as trade accounts receivable from third parties and affiliates net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties and affiliates. Management uses net debt to evaluate capital structure and trade working capital to evaluate investment in receivables and inventory, net of payables. The most directly comparable financial measures presented in accordance with U.S. GAAP in our financial statements for net debt and trade working capital are total debt and the working capital components, respectively.

     Net debt and trade working capital are not a substitute for any U.S. GAAP financial measure. In addition, calculations of net debt and trade working capital contained in this report may not be consistent with that of other companies.

ACQUISITION OF CELANESE

     During April 2004, Celanese Europe Holding GmbH & Co. KG, formerly known as
BCP Crystal Acquisition GmbH & Co. KG ("BCP" or the "Purchaser"), a German
limited partnership controlled by a group of investor funds advised by The
Blackstone Group, completed a voluntary tender offer and acquired approximately
84.3% of the outstanding shares, excluding treasury shares, of Celanese AG for a price of (euro)32.50 per share. At September 30, 2004, BCP owned 83.4% of the outstanding shares of Celanese AG. Following the completion of the acquisition, the Celanese AG shares were delisted from the New York Stock Exchange on June 2,
2004. Celanese AG shares continue to trade on the Frankfurt Stock Exchange in
Germany.

     At March 31, 2004, Celanese had (euro) 144 million of net deferred tax assets arising from U.S. net operating loss ("NOL") carryforwards. Under U.S.
tax law, the utilization of the deferred tax asset related to NOL carryforwards is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. The acquisition triggered this limitation and it is expected to adversely affect the Company's ability to utilize its NOL carryforwards. As a result, management has determined that it is not more likely than not that the Company will be able to realize any of the deferred tax assets attributable to its NOL carryforwards and recorded a valuation allowance of
(euro)144 million during the nine months ended September 30, 2004.

     A domination and profit and loss transfer agreement (the "Domination
Agreement") between Celanese AG and BCP became effective on October 1, 2004.
When the Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of
Celanese AG in return for payment of fair cash compensation. This compensation is contingent upon BCP having adequate liquidity. The

amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of Celanese AG and to receive a gross guaranteed fixed annual payment on those shares of (euro)3.27 per share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year, which commenced on October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per share. The Domination Agreement cannot be terminated by Celanese Europe Holding in the ordinary course of business until September
30, 2009.

     Also under the terms of the Domination Agreement, the Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any annual loss incurred by Celanese AG, on a non-consolidated basis, the dominated entity, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses determined in accordance with German accounting regulations will apply during the entire term of the
Domination Agreement. In addition, BCP is entitled to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either
BCP or Celanese AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

     The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. Minority shareholders have filed nine actions against
Celanese AG in the Frankfurt District Court (Landgericht), seeking, among other things, to set aside the shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based, among other things, on the alleged violation of procedural requirements and information rights of the shareholders, to declare the Domination Agreement and the change in the fiscal year void and to prohibit Celanese AG from performing its obligations under the
Domination Agreement. Pursuant to German law, the time period for the filing of such challenges has expired. Further, several additional minority shareholders have joined the proceedings via third party intervention in support of the plaintiffs. The Purchaser has joined the proceedings via third party intervention in support of Celanese AG. In addition, a German court could revoke the registration of the Domination Agreement in the commercial register. On
August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court,
both with a view to have the registration of the Domination Agreement in the
Commercial Register deleted (Amtsloschungsverfahren).

     In connection with the acquisition of Celanese AG by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations. As of
September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC's non-qualified pension obligations.
During October 2004, an additional $300 million ((euro)241 million) was prefunded to CAC's U.S. qualified pension plan.

     In October 2004, the parent of the BCP completed an organizational restructuring ("Recent Restructuring"). As part of the Recent Restructuring, the parent of BCP, by causing BCP to give corresponding instruction under the
Domination Agreement, effected the transfer of all of the shares of Celanese
Americas Corporation ("CAC") from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux Holdings Luxembourg S.C.A. ("BCP Caylux")
which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. This transfer was made equal to
CAC's fair market value of (euro)291 million. In addition, CPO Celanese AG & Co.
Procurement Olefin KG, Frankfurt am Main ("CPO"), a wholly owned subsidiary of
Celanese, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to BCP. This transfer was made equal to CPO's fair market value of (euro)13 million. As a result of these transfers, Celanese
AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of BCP and
Celanese AG. Management is in the process of determining the potential impact of the transfers on the Company's financial statements. (See Notes 2 and 30 to the
Consolidated Financial Statements)

     If legal challenges of the Domination Agreement by dissenting shareholders of Celanese AG are successful, some or all actions taken under the Domination
Agreement, including the transfer of CAC and CPO may be required to be reversed and the Purchaser may be required to compensate Celanese AG for damages caused by such actions.

BASIS OF PRESENTATION

     In July 2004, the majority of Celanese AG's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004.

     On October 22, 1999, the effective date of the demerger, Celanese was formed through the demerger of the principal industrial chemicals businesses and some other businesses and activities from Hoechst AG ("Hoechst"). Hoechst distributed all of the outstanding shares of Celanese to existing Hoechst shareholders.

     The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as special purpose entities which are variable interest entities where Celanese is deemed the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements also have been presented to show separately the effects of discontinued operations.

     The financial condition, results of operations and cash flows of Celanese have been, and may in the future be, affected by special charges. Special charges include provisions for restructuring, asset impairments and other unusual expenses and income incurred outside the ordinary course of business.
Special charges totaled (euro)142 million of expense for the nine months ended
September 31, 2004 and (euro)7 million of income for the nine months ended
September 31, 2003. Special charges totaled (euro)5 million of expense for the year ended December 31, 2003 and (euro)5 million of income for the year ended
December 31, 2002. For a further discussion of special charges, see "Summary by
Business Segment - Nine Months Ended September 30, 2004 Compared with Nine
Months Ended September 30, 2003 - Special Charges," "Summary of Consolidated
Results - Nine Months Ended September 30, 2004 Compared with Nine Months Ended
September 30, 2003 - Special Charges," "Summary by Business Segment - 2003
Compared with 2002 - Special Charges" and "Summary of Consolidated Results -
2003 Compared with 2002 - Special Charges."

     During the three months ended June 30, 2004, we changed our inventory valuation method of accounting for our U.S. subsidiaries from last-in first-out
("LIFO") to first-in first-out ("FIFO"). This change will more closely represent the physical flow of goods resulting in ending inventory which will better represent the current cost of the inventory and the costs in income will more closely match the flow of goods. The FIFO method is now used to determine cost for all inventories of Celanese except for stores and supplies, which are generally valued using the average cost method. Information throughout this document has been restated for all periods presented to reflect this change. The impact of this change on reported net earnings (loss) and earnings per share for the years ended December 31, 2003 and 2002 is as follows:

                                                             YEARS ENDED
                                                     ---------------------------
                                                             DECEMBER 31,
                                                             ------------
                                                             2003    2002
                                                             ----   -----
                                                     (IN (EURO) MILLIONS, EXCEPT
                                                         FOR PER SHARE DATA)
                                                     ---------------------------
Net earnings (loss) prior to restatement..........            131    187
Change in inventory valuation method..............              1    (19)
Income tax effect of change.......................             --      7
                                                              ---    ---
Net earnings (loss) as restated...................            132    175
                                                              ===    ===

Basic and diluted earnings (loss) per share: (1)
Prior to restatement..............................           2.65   3.72
Change in inventory valuation method, net of tax..           0.02  (0.24)
                                                             ----   ----
As restated.......................................           2.67   3.48
                                                             ====   ====

(1)  Per-share data are based on weighted average shares outstanding in each period.

     In January 2003, and subsequently revised in December 2003, the FASB issued
FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised
(collectively, "FIN No. 46"), respectively. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements"
requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entities to finance their activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of
December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003.

     Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the
COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31,
2003, Celanese recorded (euro)35 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30,
2004.

     In April 2004, Celanese and a group of investors led by Conduit Ventures
Ltd. entered into a joint venture, which was named Pemeas GmbH. This joint venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46, Consolidation of Variable Interest Entities. Celanese is
deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements.
The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

     In March 2004, the EITF reached a consensus on Issue No. 03-01, Other than
Temporary Impairment, which outlines the basic model to be used to evaluate whether an investment is impaired and sets the disclosure requirements for such investments. EITF Issue No. 03-01 is to be applied prospectively in periods beginning after June 15, 2004. The Company has applied the provisions of EITF
Issue No. 03-01 in the current reporting period with no material impact on
Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

MAJOR EVENTS IN 2004

     In response to greater demand for Ticona's technical polymers, Celanese announced two projects to expand manufacturing capacity. Ticona announced plans to increase production of polyacetal in North America by about 20%, raising total capacity to 102,000 tons per year at the Bishop, Texas facility. This project was completed in October 2004. Fortron Industries, a joint venture of
Ticona and Kureha Chemicals Industries, plans to increase the capacity of its
Fortron polyphenylene sulfide plant in Wilmington, North Carolina, by 25% by the end of 2005.

     In October 2004, we announced plans to implement a strategic restructuring of our acetate business to increase the efficiency, reduce overcapacity in certain areas and to focus on products and markets that provide long-term value.
As part of this restructuring, we plan to discontinue acetate filament production by mid-2005 and to consolidate our acetate flake and tow operations at three locations, instead of five. The restructuring resulted in (euro)100 million of asset impairment charges recorded as a special charge and (euro)10 million in charges to depreciation for related asset retirement obligations for the nine months ended September 30, 2004.

     In addition to the transfers of CAC and CPO, in December 2004, we approved a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and our interest in Pemeas GmbH, the fuel cell joint venture included in Other Activities. As a result of this decision, we will record an impairment loss of (euro)25 million related to the COC business during the three months ended December 31, 2004. The operating loss for
COC was (euro)31 million for the year ended December 31, 2003 and (euro)22 million for the nine months ended September 30, 2004. The operating loss for the fuel cell business was (euro)10 million for the year ended December 31, 2003 and
(euro)6 million for the nine months ended September 30, 2004. We also expect that in the three

months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese's portion of restructuring charges recorded by our European Oxo chemicals joint venture.

FINANCIAL HIGHLIGHTS

                                                 NINE MONTHS ENDED SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                           ----------------------------------------------------------------------
                                                 2004                   2004     2003         2003     2002
                                           ----------------            ------   ------       ------   ------
                                            (IN $ MILLIONS,                       (UNAUDITED)
                                           EXCEPT FOR SHARE
                                             AND PER SHARE
                                               DATA)(1)       (IN (EURO) MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA)
                                           ----------------   ---------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
Net sales ..............................         3,789                  3,051    3,103        4,075    4,064
Cost of sales ..........................        (3,077)                (2,478)  (2,592)      (3,435)  (3,359)
Special charges
   Insurance recoveries
      associated with plumbing cases ...             4                      3       94           94       --
   Sorbates antitrust matters ..........            --                     --      (84)         (84)      --
   Restructuring, impairment and
      other special charges ............          (180)                  (145)      (3)         (15)       5
Operating profit .......................            57                     46      115          107      183
Earnings from continuing operations
   before tax and minority interests ...           127                    103      179          177      190
Income tax provision ...................          (237)                  (191)     (55)         (48)     (59)
Earnings (loss) from continuing
   operations ..........................          (110)                   (88)     124          129      131
Earnings (loss) from discontinued
   operations ..........................            22                     18       (7)           4       25
Cumulative effect of changes in
   accounting principles ...............            --                     --       (1)          (1)      19
Net earnings (loss) ....................           (88)                   (70)     116          132      175
Earnings (loss) per common
   share - basic and diluted:
   from continuing operations ..........         (2.23)                 (1.78)    2.51         2.61     2.60
   from discontinued operations ........          0.45                   0.36    (0.15)        0.08     0.50
   from cumulative effect of changes
      in accounting principles .........            --                     --    (0.02)       (0.02)    0.38
                                                ------                 ------   ------       ------   ------
   Net earnings (loss) .................         (1.78)                 (1.42)    2.34         2.67     3.48
                                                ======                 ======   ======       ======   ======

                                                             AS OF SEPTEMBER 30,       AS OF DECEMBER 31,
                                                                 2004           2004          2003
                                                         -------------------   -----   ------------------
                                                         (IN $ MILLIONS) (1)      (IN (EURO) MILLIONS)
                                                         -------------------   --------------------------

BALANCE SHEET DATA:
Trade receivables, net - third party and affiliates...            827            666            571
Plus: Inventories.....................................            565            455            404
Less: Trade payables - third party and affiliates.....            577            465            468
                                                                -----          -----          -----
Trade working capital.................................            815            656            507
                                                                =====          =====          =====
Short-term borrowings and current installments of
   long-term debt - third party and affiliates........            127            102            117
Plus: Long-term debt..................................            602            485            387
                                                                -----          -----          -----
Total debt............................................            729            587            504
Less: Cash and cash equivalents.......................            276            222            117
                                                                -----          -----          -----
Net debt..............................................            453            365            387
                                                                =====          =====          =====

Total assets..........................................          6,630          5,340          5,395
Shareholders' equity..................................          2,344          1,888          2,044

                                                  NINE MONTHS ENDED SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------------
                                                  2004                         2004   2003         2003   2002
                                         ----------------------                ----   ----         ----   ----
                                                                                      (UNAUDITED)
                                         (IN $ MILLIONS, EXCEPT
                                            PERCENTAGES) (1)      (IN (EURO) MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA)
                                         ----------------------   ---------------------------------------------------------

OTHER DATA:
Depreciation and amortization.........            226                           182    192          260    262
Operating margin(1)...................            1.5%                          1.5%   3.7%         2.6%   4.5%
Earnings (loss) from continuing
   operations before tax and minority
   interests as a percentage of net
   sales..............................            3.4%                          3.4%   5.8%         4.3%   4.7%

(1)  The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2417 per
     (euro)1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

(2)  Defined as operating profit (loss) divided by net sales.

OVERVIEW - NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED WITH NINE MONTHS ENDED
SEPTEMBER 30, 2003

     Stronger business conditions for the nine months ended September 30, 2004 compared to the same period last year were overshadowed by deferred tax asset write-offs and valuation allowances of (euro)186 million related to U.S. NOL carryforwards, certain state tax benefits, and other deferred tax assets. The
Company also recorded special charges of (euro)142 million for the nine months ended September 30, 2004 largely related to plans by the Acetate Products segment to consolidate tow production at fewer sites and to discontinue production of acetate filament and advisory services associated with the tender offer. Special charges of (euro)5 million were recorded for the nine months ended September 30, 2003 resulting mainly from income of (euro)94 million from insurance recoveries, which was largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

     Volumes rose in all business segments, particularly in Chemicals Products and Technical Polymers Ticona. Pricing increased slightly as higher pricing in the Chemical Products segment more than offset pricing declines in the Ticona and Performance Products segments. The changes in the composition of the
Chemical Products segment resulted from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 and the effects of a contract manufacturing arrangement under which certain acrylates products are now being sold. Only the margin realized under the contract manufacturing arrangement is reported in net sales.

     Operating profit benefited from volume and price increases and lower expense of (euro)34 million for stock appreciation rights, which were partially offset by higher raw material costs. Operating profit declined, however, by 60%
to (euro)46 million primarily due to special charges of (euro)142 million in
2004 compared to income of (euro)7 million for the same period in 2003. Special charges in 2004 largely represented asset impairments for the Acetate Products'
restructuring, while special charges in 2003 resulted mainly from income of
(euro)94 million from insurance recoveries, which were largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

     Net earnings decreased to a loss of (euro)70 million compared to earnings of (euro)116 million for the same period a year earlier primarily due to valuation allowances associated with deferred tax assets and lower operating profit. The majority of the valuation allowances, (euro)144 million, relate to
U.S. net operating loss ("NOL") carryforwards. Under U.S. tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carryforwards. Additionally, (euro)25 million relates to a valuation allowance applied against net Canadian deferred tax assets.

     Net debt decreased by 6% to (euro)365 million as some of the proceeds from the sale of the acrylates business increased cash and cash equivalents. Total debt, however, increased primarily for the prefunding of benefit obligations and the financing of higher trade working capital.

SELECTED DATA BY BUSINESS SEGMENT

                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                          -----------------------------------------------------------
                                                       2004                            2003
                                          -------------------------------   -------------------------
                                                                   (UNAUDITED)
                                          -----------------------------------------------------------
                                                                  % OF                       % OF
                                           $(1)   (EURO)(3)   SEGMENTS(2)   (EURO)(3)   SEGMENTS(2)
                                          -----   ---------   -----------   ---------   -------------
                                                       (IN MILLIONS, EXCEPT PERCENTAGES)
                                          -----------------------------------------------------------

NET SALES
Chemical Products .....................   2,501     2,014          65         2,070           66
Acetate Products ......................     528       425          14           430           14
Technical Polymers Ticona .............     669       539          17           517           16
Performance Products ..................     138       111           4           117            4
                                          -----     -----         ---         -----          ---
Segment Total .........................   3,836     3,089         100         3,134          100
                                                                  ===                        ===
Other Activities ......................      42        34                        32
Intersegment Eliminations .............     (89)      (72)                      (63)
                                          -----     -----                     -----
Total Net Sales .......................   3,789     3,051                     3,103
                                          =====     =====                     =====

SPECIAL CHARGES
Chemical Products .....................     (20)      (16)         14            --           --
Acetate Products ......................    (124)     (100)         84            --           --
Technical Polymers Ticona:
   Insurance recoveries associated with
      plumbing cases ..................       4         3          (3)           94         n.m.
   Restructuring, impairment and other
      special charges, net ............      (7)       (6)          5            (3)         (43)
Performance Products:
   Sorbates antitrust matters .........      --        --          --           (84)        n.m.
                                          -----     -----         ---         -----         ----
Segment Total .........................    (147)     (119)        100             7          100
                                                                  ===                       ====
Other Activities ......................     (29)      (23)                       --
                                          -----     -----                     -----
Total Special Charges .................    (176)     (142)                        7
                                          =====     =====                     =====

OPERATING PROFIT (LOSS)
Chemical Products .....................     174       140          92           111           58
Acetate Products ......................     (98)      (79)        (52)            8            4
Technical Polymers Ticona .............      73        59          38           119           63
Performance Products ..................      41        33          22           (48)         (25)
                                          -----     -----         ---         -----          ---
Segment Total .........................     190       153         100           190          100
                                                                  ===                        ===
Other Activities ......................    (133)     (107)                      (75)
                                          -----     -----                     -----
Total Operating Profit ................      57        46                       115
                                          =====     =====                     =====

EARNINGS (LOSS) FROM CONTINUING
   OPERATIONS BEFORE TAX AND
      MINORITY INTERESTS
Chemical Products .....................     190       154          75           131           52
Acetate Products ......................     (93)      (75)        (37)           11            4
Technical Polymers Ticona .............     117        94          46           157           63
Performance Products ..................      40        32          16           (48)         (19)
                                          -----     -----         ---         -----          ---
Segment Total .........................     254       205         100           251          100
                                                                  ===                        ===
Other Activities ......................    (127)     (102)                      (72)
                                          -----     -----                     -----
Total Earnings from Continuing
   Operations Before Tax and Minority
      Interests .......................     127       103                       179
                                          =====     =====                     =====

                                                      YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------------
                                                    2003                       2002
                                          ------------------------   ------------------------
                                                              (UNAUDITED)
                                          ---------------------------------------------------
                                                          % OF                       % OF
                                          (EURO) (3)   SEGMENTS(2)   (EURO) (3)   SEGMENTS(2)
                                          ----------   -----------   ----------   -----------
                                                    (IN MILLIONS, EXCEPT PERCENTAGES)

NET SALES
Chemical Products .....................     2,713           66         2,561           63
Acetate Products ......................       578           14           670           16
Technical Polymers Ticona .............       675           16           696           17
Performance Products ..................       150            4           161            4
                                            -----          ---         -----          ---
Segment Total .........................     4,116          100         4,088          100
                                                           ===                        ===
Other Activities ......................        44                         55
Intersegment Eliminations .............       (85)                       (79)
                                            -----                      -----
Total Net Sales .......................     4,075                      4,064
                                            =====                      =====

SPECIAL CHARGES
Chemical Products .....................         1          (17)            1          (25)
Acetate Products ......................        --           --            --           --
Technical Polymers Ticona:
   Insurance recoveries associated with
      plumbing cases ..................        94         n.m.            --           --
   Restructuring, impairment and other
      special charges, net ............       (17)        n.m.            (5)         n.m.
Performance Products:
   Sorbates antitrust matters .........       (84)        n.m.            --           --
                                            -----         ----         -----          ---
Segment Total .........................        (6)         100            (4)         100
                                                          ====                        ===
Other Activities ......................         1                          9
                                            -----                      -----
Total Special Charges .................        (5)                         5
                                            =====                      =====

OPERATING PROFIT (LOSS)
Chemical Products .....................       123           61           159           60
Acetate Products ......................        11            5            32           12
Technical Polymers Ticona .............       109           53            26           10
Performance Products ..................       (39)         (19)           48           18
                                            -----          ---         -----          ---
Segment Total .........................       204          100           265          100
                                                           ===                        ===
Other Activities ......................       (97)                       (82)
                                            -----                      -----
Total Operating Profit ................       107                        183
                                            =====                      =====

EARNINGS (LOSS) FROM CONTINUING
   OPERATIONS BEFORE TAX AND
      MINORITY INTERESTS
Chemical Products .....................       155           56           179           58
Acetate Products ......................        14            5            45           15
Technical Polymers Ticona .............       149           53            37           12
Performance Products ..................       (39)         (14)           48           15
                                            -----          ---         -----          ---
Segment Total .........................       279          100           309          100
                                                           ===                        ===
Other Activities ......................      (102)                      (119)
                                            -----                      -----
Total Earnings from Continuing
   Operations Before Tax and Minority
      Interests .......................       177                        190
                                            =====                      =====

(1)  The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2417 per
     (euro)1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

(2)  The percentages in this column represent the percentage contributions of each segment to the total of all segments.

(3)  Derived from the accompanying Consolidated Financial Statements.

n.m. = not meaningful

SELECTED DATA BY BUSINESS SEGMENT - (CONTINUED)

                                                        NINE MONTHS ENDED SEPTEMBER 30,
                                          ----------------------------------------------------------
                                                       2004                            2003
                                          --------------------------------   -----------------------
                                                                                   (UNAUDITED)
                                          ----------------------------------------------------------
                                                                 % OF                       % OF
                                           $(1)   (EURO)(3)   SEGMENTS(2)   (EURO)(3)    SEGMENTS(2)
                                          -----   ---------   -----------   ----------   -----------

STOCK APPRECIATION RIGHTS

Chemical Products .....................     --        --            --           (9)          45
Acetate Products ......................     (1)       (1)          100           (2)          10
Technical Polymers Ticona .............     --        --            --           (8)          40
Performance Products ..................     --        --            --           (1)           5
                                                     ---           ---          ---          ---
Segment Total .........................     (1)       (1)          100          (20)         100
                                                                   ===                       ===
Other Activities ......................     --        --                        (15)
Total Stock Appreciation Rights .......     (1)       (1)                       (35)
                                           ===       ===                        ===

DEPRECIATION & AMORTIZATION
Chemical Products .....................    120        97            55          104           55
Acetate Products ......................     45        36            20           39           21
Technical Polymers Ticona .............     50        40            23           39           21
Performance Products ..................      5         4             2            5            3
                                           ---       ---           ---          ---          ---
Segment Total .........................    220       177           100          187          100
                                                                   ===                       ===
Other Activities ......................      6         5                          5
                                           ---       ---                        ---
Total Depreciation and Amortization ...    226       182                        192
                                           ===       ===                        ===

(1)  The U.S.$ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2417 per
     (euro)1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

(2)  The percentages in this column represent the percentage contributions of each segment to the total of all segments.

(3)  Derived from the accompanying Consolidated Financial Statements.

Summary by Business Segment--Nine Months Ended September 30, 2004 Compared with
Nine Months Ended September 30, 2003

Chemical Products

                                                                  NINE MONTHS
                                                  NINE MONTHS        ENDED
                                                     ENDED       SEPTEMBER 30,
                                                 SEPTEMBER 30,        2003         NINE MONTHS     NINE MONTHS
in (euro) millions (except for percentages)          2004         (UNAUDITED)    CHANGE IN(EURO)   CHANGE IN %
--------------------------------------------------------------------------------------------------------------

Net sales                                            2,014           2,070             (56)             -3%
Net sales variance:
   Volume                                                6%
   Price                                                 3%
   Currency                                             -6%
   Other                                                -6%
Operating profit                                       140             111              29              26%
Operating margin                                       7.0%            5.4%
Special charges                                        (16)             --             (16)           n.m.
Earnings from continuing operations before tax
   and minority interests                              154             131              23              18%
Depreciation and amortization                           97             104              (7)             -7%
--------------------------------------------------------------------------------------------------------------

     Chemical Products' net sales for the nine months ended September 30, 2004 decreased by 3% to (euro)2,014 million compared to the same period last year as increased volumes (+6%), and higher pricing (+3%) were offset by changes in the composition of the segment (-6%) and unfavorable currency movements (-6%).

     The changes in the composition of the segment result from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003
(-4%) and a change in the structure of the business under which certain acrylates products, which were formerly sold into the merchant market, are now being sold under a contract manufacturing agreement (-2%). Only the margin realized under the contract manufacturing agreement is reported in net sales.

     Volumes rose for major chemical products, particularly vinyl acetate monomer, which increased due to stronger overall demand and a competitor outage.
Volumes also increased for polyvinyl alcohol in North America and Europe, and emulsions in Europe. Pricing increased for most acetyl and acetyl derivative products, particularly vinyl acetate monomer in all regions, following rising costs for raw materials, particularly ethylene.

     Operating profit increased by 26% to (euro)140 million compared to the same period in 2003. Higher volumes, higher selling prices, lower stock appreciation rights expense and the absence of a loss from the European oxo business more than offset increased raw material costs and higher special charges associated with productivity initiatives.

Acetate Products

                                                               NINE MONTHS
                                               NINE MONTHS        ENDED
                                                  ENDED       SEPTEMBER 30,
                                              SEPTEMBER 30,        2003         NINE MONTHS      NINE MONTHS
in (euro) millions (except for percentages)        2004        (UNAUDITED)    CHANGE IN (EURO)   CHANGE IN %
------------------------------------------------------------------------------------------------------------

Net sales                                           425             430               (5)             -1%
Net sales variance:
   Volume                                             8%
   Price                                              1%
   Currency                                         -10%
Operating profit (loss)                             (79)              8              (87)           >100%
Operating margin                                  -18.6%           1.9%
Special charges                                    (100)             --             (100)           n.m.
Earnings (loss) from continuing operations
   before tax and minority interests                (75)             11              (86)           >100%
Depreciation and amortization                        36              39               (3)             -8%
------------------------------------------------------------------------------------------------------------

     Acetate Products' net sales for the nine months ended September 30, 2004 decreased by 1% to (euro)425 million compared to the same period last year as higher volumes (+8%) and slightly higher pricing (+1%) which were offset by unfavorable currency movements (-10%).

     Volumes grew on higher tow demand in Asia, which was partly offset by lower filament sales, primarily in Mexico. Average pricing increased for both tow and filament.

     Operating profit declined to a loss of (euro)79 million from an operating profit of (euro)8 million in the same period last year reflecting special charges of (euro)100 million mainly associated with the planned consolidation of tow production and the termination of filament production. Offsetting these decreases were higher volumes and savings from productivity gains. In addition, we recorded (euro)7 million of depreciation expense in the nine months ended
September 30, 2004 for asset retirement obligations associated with this restructuring.

Technical Polymers Ticona

                                                              NINE MONTHS
                                              NINE MONTHS        ENDED
                                                 ENDED       SEPTEMBER 30,
                                             SEPTEMBER 30,        2003         NINE MONTHS      NINE MONTHS
in (euro) millions(except for percentages)       2004         (UNAUDITED)    CHANGE IN (EURO)   CHANGE IN %
-----------------------------------------------------------------------------------------------------------

Net sales                                         539              517              22                4%
Net sales variance:
   Volume                                          14%
   Price                                           -5%
   Currency                                        -5%
Operating profit                                   59              119             (60)             -50%
Operating margin                                 10.9%            23.0%
Special charges:
   Insurance recoveries associated with
      plumbing cases                                3               94             (91)             -97%
   Restructuring, impairment and other
      special charges, net                         (6)              (3)             (3)             100%
Earnings (loss) from continuing operations
   before tax and minority interests               94              157             (63)             -40%
Depreciation and amortization                      40               39               1                3%
-----------------------------------------------------------------------------------------------------------

     Net sales for Ticona for the nine months ended September 30, 2004 increased by 4% to (euro)539 million compared to the same period last year. Strong volume increases (+14%) were partly offset by unfavorable currency effects (-5%) and a decline in pricing (-5%).

     Volumes increased in most business lines, particularly in polyacetal,
Vectra liquid crystal polymers and GUR ultra high molecular weight polyethylene.
Polyacetal volumes grew on stronger sales in the medical and automotive industries in North America while European sales benefited from greater demand for uses in consumer products and the commercialization of new applications.
Volumes for Vectra rose in North America and Europe due to new commercial applications, such as in household goods, and stronger sales to the electrical/electronics industry. GUR volumes grew as a result of increased sales for new specialty applications. Overall pricing declined due to changes in product mix and ongoing competitive pricing pressure from Asian exports of polyacetal into North America and Europe.

     Operating profit for the nine months ended September 30, 2004 decreased to
(euro)59 million from (euro)119 million as insurance recoveries relating to the plumbing cases decreased significantly to (euro)3 million in 2004 compared to
(euro)94 million for the same period last year. Operating profit for the nine months ended September 30, 2004 benefited from higher volumes, the favorable effects from a build-up of inventory in anticipation of a plant maintenance turnaround and lower average production costs for Vectra. These factors were partly offset by lower pricing and higher hydrocarbon-based raw material costs.

     Earnings from continuing operations before tax and minority interests decreased to (euro)94 million from (euro)157 million in the same period in 2003.
This decrease resulted primarily from the lower operating profit and interest income relating to insurance recoveries, which were partly offset by improved equity earnings from Asian and U.S. affiliates due to increased sales volumes.

Performance Products

                                                                     NINE MONTHS
                                                     NINE MONTHS        ENDED
                                                        ENDED       SEPTEMBER 30,
                                                    SEPTEMBER 30,        2003          NINE MONTHS      NINE MONTHS
in (euro) millions(except for percentages)               2004        (UNAUDITED)    CHANGTE IN (EURO)   CHANGE IN %
-------------------------------------------------------------------------------------------------------------------

Net sales                                                111              117               (6)              -5%
Net sales variance:
   Volume                                                 12%
   Price                                                 -15%
   Currency                                               -2%
Operating profit (loss)                                   33              (48)              81            >100%
Operating margin                                        29.7%           -41.0%
Special charges:
   Sorbates antitrust matters                             --              (84)              84             -100%
   Restructuring, impairment and other special
      charges, net                                        --               --               --              n.m.
Earnings (loss) from continuing operations before
   tax and minority interests                             32              (48)              80             >100%
Depreciation and amortization                              4                5               (1)             -20%
-------------------------------------------------------------------------------------------------------------------

     Net sales in the nine months ended September 30, 2004 for the Performance
Products segment, which consists of the Nutrinova food ingredients business, decreased by 5% to (euro) 111 million compared to the same period last year as increased volumes (+12%) were offset by price decreases (-15%) and unfavorable currency effects (-2%).

     Increased volumes for Sunett sweetener reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. Pricing for Sunett declined on lower unit selling prices associated with higher volumes to major customers and the anticipated expiration of the primary European and U.S. production patents in 2005.

     Pricing for sorbates, which had been under pressure from Asian producers, began to stabilize, although worldwide overcapacity still prevailed in the industry.

     Operating profit increased to (euro) 33 million compared to an operating loss of (euro) 48 million for the same period last year, which included special charges of (euro) 84 million related to antitrust actions in the sorbates industry. Operating profit for the nine months ended September 30, 2004 benefited from strong volumes for Sunett which were offset by lower pricing for
Sunett and sorbates.

     Other Activities

     Other Activities primarily consists of corporate center costs, including financing and certain administrative activities, and certain other operating entities, including the captive insurance companies.

     Net sales for Other Activities increased by 6% to (euro) 34 million compared to the same period last year, primarily due to higher third party revenue earned by the captive insurance companies.

     Operating loss for the nine months ended September 30, 2004 increased to
(euro) 107 million compared to an operating loss of (euro) 75 million for the same period last year. This increase was primarily due to special charges of
(euro) 23 million mainly related to advisory services associated with the tender offer of (euro) 20 million as well higher employee benefit related costs including severance and employee incentives. The operating loss for the nine months ended September 30, 2003 included (euro) 15 million in expense for stock appreciation rights.

     Loss from continuing operations before tax and minority interests increased to (euro) 102 million from (euro) 72 million for the same period last year. This increase is primarily due to a larger operating loss and lower income of (euro)
10 million from the demutualization of an insurance provider.

SUMMARY OF CONSOLIDATED RESULTS - NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED
WITH NINE MONTHS ENDED SEPTEMBER 30, 2003

     Net Sales

     For the nine months ended September 30, 2004, net sales decreased to (euro)
3,051 million compared to (euro) 3,103 million for the same period in 2003.
Volume increases in all segments were offset by unfavorable currency effects resulting mainly from the stronger euro versus the U.S. dollar, reductions due to changes in the composition of the Chemical Products segment and slightly lower pricing, primarily in the Ticona and Performance Products segments.

     The changes in the composition of the segment result from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 and a change in the structure of the business under which certain acrylates products, which were formerly sold into the merchant market, are now being sold under a contract manufacturing agreement. Only the margin realized under the contract manufacturing agreement is reported in net sales.

     Cost of Sales

     Cost of sales decreased by (euro) 114 million to (euro) 2,478 million for the nine months ended September 30, 2004 versus the comparable period last year.
Higher raw material costs were offset by favorable currency effects and decreases due to changes in the composition of the Chemical Products segment.
Cost of sales for the nine months ended September 30, 2004 includes higher depreciation expense of (euro) 10 million for asset retirement obligations associated with the Edmonton production facility.

     Selling, General and Administrative Expenses

     Selling, general and administrative expense decreased by (euro) 15 million to (euro) 330 million for the nine months ended September 30, 2004 compared to the same period last year. This decrease was primarily due favorable currency movements and (euro) 32 million of lower stock appreciation rights expense, which were partially offset by higher employee benefit related costs including severance and employee incentives.

     Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs of severance and other benefit programs related to major activities undertaken to fundamentally redesign business operations, as well as costs and expenses incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees, as well as the public announcement of the restructuring plan.

     The components of special charges for the nine months ended September 30,
2004 and 2003 were as follows:

                                                         NINE MONTHS       NINE MONTHS
                                                            ENDED             ENDED
                                                         SEPTEMBER 30,   SEPTEMBER 30,
                                                              2004            2003
                                                         -------------   -------------
                                                                          (UNAUDITED)
                                                         -----------------------------
                                                              (IN (EURO) MILLIONS)
                                                         -----------------------------

Employee termination benefits.........................         15               4
Plant/office closures.................................        100              --
Restructuring adjustments.............................          1               1
                                                              ---             ---
   Total Restructuring................................        116               5
Sorbates antitrust matters............................         --              85
Plumbing actions......................................         (3)            (94)
Asset impairments.....................................          8              --
Third-party reimbursements of restructuring charges...         --              --
Other.................................................         21              (3)
                                                              ---             ---
   Total Special Charges..............................        142              (7)
                                                              ---             ---

     Special charges increased to expense of (euro) 142 million for the nine months ended September 30, 2004 from income of (euro) 7 million for the same period last year. Special charges for the nine months ended September 30, 2004 largely consisted of asset impairments for the Acetate Products restructuring of
(euro) 100 million and advisory services associated with the tender offer of
(euro) 20 million, while special charges for the same period in 2003 resulted mainly from income of (euro) 94 million from insurance recoveries, which were largely offset by expenses of (euro) 84 million associated with antitrust matters in the sorbates industry.

     Operating Profit

     Operating profit decreased by 60% to (euro) 46 million compared to the same period last year. Operating profit for the nine months ended September 30, 2004 benefited from volume increases and (euro) 34 million of lower expense for stock appreciation rights, which were offset by higher raw material costs, higher special charges and slightly lower pricing.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates rose by (euro) 12 million to (euro) 38 million for the nine months ended September 30, 2004 compared to the same period last year. This increase primarily consisted of improved equity earnings from
Asian and U.S. affiliates, due to increased sales volumes. Cash distributions received from equity affiliates were (euro) 20 million for the nine months ended
September 30, 2004 compared to (euro) 29 million in the same period of 2003.

     Interest Expense

     Interest expense decreased to (euro) 27 million for the nine months ended
September 30, 2004 from (euro) 32 million in the same period last year, primarily due to lower average debt levels.

     Interest and other income, net

     Interest and other income, net decreased to (euro) 46 million for the nine months ended September 30, 2004 from (euro) 70 million for the same period last year, mainly due to lower interest income associated with insurance recoveries of (euro) 15 million and lower income from the demutualization of an insurance provider of (euro) 10 million. Dividend income from investments for the nine months ended September 30, 2004 accounted for under the cost method remained flat at (euro) 24 million compared to the same period last year.

     Income Taxes

     Celanese recognized income tax expense of (euro) 191 million for the nine months ended September 30, 2004 compared to (euro) 55 million for the same period last year.

     The effective tax rate for Celanese for the nine months ended September 30,
2004 was 185 percent compared to 31 percent for the same period a year ago. This adverse affect was primarily due to the recording of a full valuation allowance of (euro) 144 million against the U.S. NOL carryforwards due to the acquisition by BCP and related U.S. tax law and a full valuation allowance of (euro) 25 million applied against Canadian deferred tax assets.

     Discontinued Operations

     In September 2003, Celanese and Dow reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in
February 2004 and the sales price was (euro) 111 million, which resulted in gain of (euro) 10 million. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Clear Lake, Texas facility. The acrylates business was part of Celanese's former Chemical
Intermediates segment. In related agreements, Celanese provides certain contract manufacturing services to Dow, and Dow supplies acrylates to Celanese for use in its emulsions production. Simultaneous with the sale, Celanese repaid an unrelated obligation of U.S. (euro) 76 million to Dow. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas, facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of
Long-Lived Assets.

     In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro) 8 million and recorded a gain of (euro) 2 million.

     The Company recorded a tax benefit of (euro) 12 million associated with discontinued operations for the nine months ended September 30, 2004, primarily due to the utilization of a capital loss carryover benefit that had been previously subject to a valuation allowance.

     The following table summarizes the results of the discontinued operations for the nine months ended September 30, 2004 and 2003.

                                                           NET SALES
                                                     --------------------
                                                      NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                     --------------------
                                                      2004       2003
                                                      ----       ----
                                                             (UNAUDITED)
                                                     --------------------
                                                     (IN (EURO) MILLIONS)
                                                     --------------------
Discontinued operations of Chemical Products......      18       154
Discontinued operations of Performance Products...      --        --
Discontinued operations of Ticona.................       1        31
                                                       ---        --
Total discontinued operations.....................      19       185
                                                       ===       ===

                                                     OPERATING PROFIT (LOSS)
                                                     -----------------------
                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                     -----------------------
                                                        2004       2003
                                                        ----       ----
                                                               (UNAUDITED)
                                                     -----------------------
                                                       (IN (EURO) MILLIONS)
                                                     -----------------------
Discontinued operations of Chemical Products......       (4)        (7)
Discontinued operations of Performance Products...       --         --
Discontinued operations of Ticona.................       --          1
                                                        ---        ---
Total discontinued operations.....................       (4)        (6)
                                                        ===        ===

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of
Celanese declined to a net loss of (euro) 70 million or (euro) 1.42 per, basic and diluted, share for the nine months ended September 30, 2004 from net earnings of (euro) 116 million or (euro) 2.34 per, basic and diluted, share for the same period last year.

SUMMARY BY BUSINESS SEGMENT - 2003 COMPARED WITH 2002

     Chemical Products

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
in (euro) millions (except for percentages)          2003    2002        CHANGE IN (EURO)   CHANGE IN %
-------------------------------------------------------------------------------------------------------

Net sales                                           2,713   2,561              152                6%
Net sales variance:
   Volume                                               1%
   Price                                                9%
   Currency                                           -13%
   Other                                                9%
Operating profit                                      123     159              (36)             -23%
Operating margin                                      4.5%    6.2%
Special charges                                         1       1               --                0%
Earnings from continuing operations before
   tax and minority interests                         155     179              (24)             -13%
Depreciation and amortization                         139     139               --                0%
-------------------------------------------------------------------------------------------------------

     Net sales for the Chemical Products segment rose 6% to (euro) 2,713 million in 2003 compared to (euro) 2,561 million in 2002, due to the full year effect of the emulsions business acquired at the end of 2002 (+10%), higher selling prices
(+9%) and increased volumes (+1%). These increases were partly offset by unfavorable currency effects (-13%) and the transfer of the European oxo business to a joint venture in the fourth quarter of 2003 (-1%).

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

     Chemical Products had income from special charges of (euro) 1 million for both 2003 and 2002. This income relates to favorable adjustments to previously recorded restructuring reserves that more than offset employee severance costs related to production facility closures.

     Operating profit decreased to (euro) 123 million in 2003 from (euro) 159 million in 2002. The contribution from the emulsions business and cost reductions were outweighed by higher energy costs, an increase in stock appreciation rights expense of (euro) 10 million and unfavorable currency movements. Termination benefit expenses of (euro) 12 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions. Overall in 2003, increased selling prices offset higher raw material costs, although pricing outpaced raw material costs in the first half of the year and lagged in the second half.

     Operating profit as a percentage of sales declined to 4.5% in 2003 as compared to 6.2% in 2002.

     Earnings from continuing operations before tax and minority interests declined to (euro) 155 million in 2003 compared to (euro) 179 million in 2002.
This decline resulted from lower operating profit, partially offset by higher dividends from the Saudi Arabian methanol investment, primarily due to higher methanol pricing.

     Acetate Products

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
in (euro) millions (except for percentages)         2003   2002          CHANGE IN (EURO)   CHANGE IN %
-------------------------------------------------------------------------------------------------------

Net sales                                            578    670                (92)             -14%
Net sales variance:
   Volume                                              1%
   Price                                               2%
   Currency                                          -17%
Operating profit                                      11     32                (21)             -66%
Operating margin                                     1.9%   4.8%
Special charges                                       --     --                 --             n.m.
Earnings from continuing operations before
   tax and minority interests                         14     45                (31)             -69%
Depreciation and amortization                         59     57                  2                4%
-------------------------------------------------------------------------------------------------------

     Net sales for the Acetate Products segment decreased by 14% to (euro) 578 million in 2003 from (euro) 670 million in 2002 largely due to unfavorable currency movements (-17%), which were partly offset by higher pricing (+2%) and higher volumes (+1%).

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

     Operating profit for the Acetate Products segment declined from (euro) 32 million in 2002 to (euro) 11 million in 2003 as higher pricing and volumes, as well as productivity gains, only partially offset higher raw material and energy prices as well as unfavorable currency movements. The segment also incurred costs for transitioning to new wood pulp suppliers as a primary supplier closed its U.S. facility in 2003. Celanese assessed its worldwide acetate production capacity and it was probable that the Company will close certain facilities in the latter half of this decade. As a result of this assessment and in accordance with SFAS No. 143, the Acetate Products segment recorded a charge of (euro) 7 million, included within depreciation expense, related to these potential asset retirement obligations.

     Operating profit as a percentage of sales declined to 1.9% in 2003 as compared to 4.8% in 2002.

     Earnings from continuing operations before tax and minority interests declined to (euro) 14 million in 2003 compared to (euro) 45 million in 2002.
This decline resulted from lower operating profit and lower dividend income from investments in China where earnings are being reinvested for capacity expansions.

     Technical Polymers Ticona

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
in (euro) millions (except for percentages)         2003   2002          CHANGE IN (EURO)   CHANGE IN %
-------------------------------------------------------------------------------------------------------

Net sales                                            675    696                (21)             -3%
Net sales variance:
   Volume                                             10%
   Price                                              -3%
   Currency                                          -10%
Operating profit                                     109     26                 83            >100%
Operating margin                                    16.1%   3.7%
Special charges                                       77     (5)                82            >100%
Earnings from continuing operations before
   tax and minority interests                        149     37                112            >100%
Depreciation and amortization                         50     55                 (5)             -9%
-------------------------------------------------------------------------------------------------------

     Net sales for the Ticona segment decreased by 3% to (euro) 675 million in
2003 from (euro) 696 million in 2002 as higher volumes (+10%) did not offset unfavorable currency movements (-10%) and lower selling prices (-3%).

     Volumes increased in most business lines, particularly in polyacetal and
GUR ultra high molecular weight polyethylene. The global volume growth in polyacetals resulted from sales to new customers and end-uses. Volumes for GUR increased as the result of the commercialization of new applications in North
America and Europe, as well as the exit of a major competitor in North America.
Pricing declined on a higher percentage of sales from lower priced products and increased competitive pressure from Asian imports of polyacetal into North
America.

     Ticona recorded income from special charges of (euro) 77 million in 2003 compared to expense of (euro) 5 million in 2002. The income in 2003 primarily resulted from insurance recoveries of (euro) 94 million associated with the plumbing cases, which was partially offset by restructuring charges for organizational redesign costs of (euro) 10 million and the closure of the
Telford, UK, compounding facility of (euro) 7 million. The 2002 expense resulted from restructuring costs associated with the consolidation of manufacturing operations in Europe and the United States.

     Operating profit increased to (euro) 109 million in 2003 versus (euro) 26 million in 2002. Income from insurance recoveries, higher volumes, and reduced spending more than offset higher raw material and energy costs, lower pricing, and higher expense associated with stock appreciation rights of (euro) 10 million. Ticona continued to incur significant market development costs for cyclo-olefin copolymers in 2003. Termination benefit expenses of (euro) 8 million were recorded in cost of sales, primarily in the fourth quarter of 2003, related to the streamlining of manufacturing operations and administrative functions.

     Operating profit as a percentage of sales increased from 3.7% in 2002 to
16.1% in 2003, which included the favorable effects of (euro) 94 million of income associated with the plumbing cases.

     Earnings from continuing operations before tax and minority interests increased to (euro) 149 million in 2003 compared to (euro) 37 million in 2002.
This increase resulted from higher operating profit and higher equity earnings from the Polyplastics investment, due to growth in the Chinese and Taiwanese economies in 2003, as well as interest income from insurance recoveries.

     Performance Products

                                             YEARS ENDED DECEMBER 31,
                                             ------------------------
in (euro) millions (except for percentages)      2003         2002     CHANGE IN (EURO)  CHANGE IN %
----------------------------------------------------------------------------------------------------

Net sales                                         150          161           (11)             -7%
Net sales variance:
----------------------------------------------------------------------------------------------------
   Volume                                           5%
   Price                                          -12%
----------------------------------------------------------------------------------------------------
Operating profit (loss)                           (39)          48           (87)           >100%
Operating margin                                -26.0%        29.8%
Special charges                                   (84)          --           (84)           n.m.
Earnings (loss) from continuing operations
   before tax and minority interests              (39)          48           (87)           >100%
Depreciation and amortization                       6            6            --               0%
----------------------------------------------------------------------------------------------------

     Net sales for the Performance Products segment, which consists of the
Nutrinova food ingredients business, decreased by 7% to (euro) 150 million in
2003 from (euro) 161 million in 2002 due to price decreases (-12%), partially offset by increased volumes (+5%).

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

     Performance Products recorded special charges of (euro) 84 million in 2003, related to a decision by the European Commission on antitrust matters in the sorbates industry.

     Operating profit and earnings (loss) from continuing operations before tax and minority interests declined from (euro) 48 million in 2002 to a loss of
(euro) 39 million in 2003. This was due to special charges and lower pricing slightly offset by higher Sunett volumes, cost reductions and increased productivity.

     Other Activities

     Net sales for Other Activities decreased by 20% to (euro) 44 million in
2003 from (euro) 55 million in 2002, primarily due to unfavorable currency movements and slightly lower third party revenue earned by the captive insurance companies.

     Other Activities recorded (euro) 1 million of income in special charges in
2003 compared to (euro) 9 million of income in 2002. The (euro) 1 million represented higher than expected collections of a note receivable. The (euro) 9 million of income in 2002 related to a reduction in environmental reserves due to a settlement of obligations associated with former Hoechst entities.

     The operating loss of Other Activities increased to (euro) 97 million in
2003 compared to (euro) 82 million in 2002. This increase was primarily the result of higher stock appreciation rights expense of (euro) 22 million and lower income from special charges, offset by (euro) 18 million of increased income from the captive insurance companies mainly due to a reduction in loss reserves resulting from expired policies and actuarial revaluations.

     Earnings (loss) from continuing operations before tax and minority interests improved to a loss of (euro) 102 million in 2003 compared to a loss of
(euro) 119 million in 2002. This improvement resulted from lower interest expense and higher interest and other income, net partially offset by higher operating losses. Lower interest expense is primarily due to lower interest rates and currency translation effects as well as lower average debt levels.
Higher interest and other income, net resulted primarily from income of (euro)
16 million from the demutualization of an insurance provider and the gain on sale of investments of (euro) 4 million, partially offset by expense of (euro)
12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars.

SUMMARY OF CONSOLIDATED RESULTS - 2003 COMPARED WITH 2002

     Net Sales

     Net sales increased by (euro) 11 million to (euro) 4,075 million in 2003 as compared to (euro) 4,064 million in 2002 due primarily to the full year effect of the emulsions business acquired at the end of 2002 as well as higher selling prices and volumes. These effects were partially offset by unfavorable currency movements resulting from the strengthening of the euro versus the U.S. dollar.
Decreases in the Acetate Products, Ticona, and Performance Products segments were partially offset by an increase in the Chemical Products segment.

     Cost of Sales

     Cost of sales increased by 2% to (euro) 3,435 million in 2003 compared with
(euro) 3,359 million in 2002. Cost of sales as a percentage of net sales also increased to 84% in 2003 from 83% in 2002, reflecting significantly higher raw material and energy costs, partly offset by increased selling prices primarily in the Chemical Products segment.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 5% to (euro) 451 million in 2003 from (euro) 474 million in 2002 primarily due to currency effects and cost reduction efforts, partially offset by a (euro) 44 million increase in expenses for stock appreciation rights, as well as the inclusion of the emulsions business.

     Research and Development Expenses

     Research and development expenses increased by 14% to (euro) 79 million in
2003 from (euro) 69 million in 2002. This increase resulted primarily from the inclusion of the emulsions business and expiration of cost sharing arrangements at Celanese Ventures during 2002. Research and development expenses as a percentage of sales remained flat at 2% for both 2003 and 2002.

     Special Charges

     The components of special charges for the years ended December 31, 2003 and
2002 were as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                              2003   2002
                                                              ----   ----
                                                          (IN (EURO) MILLIONS)
                                                          --------------------
Employee termination benefits.........................          16      9
Plant/office closures.................................           6      6
Restructuring adjustments.............................          (6)   (10)
                                                               ---    ---
   Total Restructuring................................          16      5
Sorbates antitrust matters............................          84     --
Plumbing actions......................................         (94)    --
Asset impairments.....................................          --     --
Third-party reimbursements of restructuring charges...          --     (1)
Other.................................................          (1)    (9)
                                                               ---    ---
   Total Special Charges..............................           5     (5)
                                                               ===    ===

     In 2003, Celanese recorded expense of (euro) 5 million in special charges, which consisted of (euro) 22 million of restructuring charges, (euro) 6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro) 11 million of income from other special charges.
The (euro) 22 million of additions to the restructuring reserve included employee severance costs of (euro) 16 million and plant and office closure costs of (euro) 6 million. Within other special charges there was income of (euro) 94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro) 84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

     In 2003, the Chemical Products segment recorded employee severance charges of (euro) 4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany.

     In 2003, Ticona commenced redesign of its operations. These plans included a decision to sell the Summit, New Jersey, site and to relocate administrative and research and development activities to the existing Ticona site in Florence,
Kentucky, in 2004. As a result of this decision, Celanese recorded termination benefit expenses of (euro) 4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro) 6 million in 2003.

     Also in 2003, based on a 2002 restructuring initiative to concentrate its
European manufacturing operations in Germany, Ticona ceased its manufacturing operations in Telford, United Kingdom. This resulted in contract termination costs and asset impairments totaling (euro) 6 million and employee severance costs of (euro) 1 million in 2003. Through December 31, 2003, the total costs of the Telford shutdown through 2003 were (euro) 11 million.

     The (euro) 6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro) 1 million adjustment to the 2002 reserves, a (euro) 4 million adjustment to the 2001 reserves and a
(euro) 1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the
GUR Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility. The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the
United States.

     In 2002, Celanese recorded income from special charges of (euro) 5 million, which consisted of (euro) 15 million of restructuring charges, (euro) 10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro) 1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro) 9 million of income from other special charges. The (euro) 15 million of restructuring charges included employee severance costs of (euro) 9 million and plant and office closure costs of (euro) 6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project
Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro) 9 million, of which (euro) 4 million related to adjustments to the 2001 forward initiatives and (euro) 4 million for streamlining efforts of production facilities in Germany and the
United States, and (euro) 1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of (euro) 4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR plant in Bishop,
Texas, the GUR operations in Bayport, Texas, were transferred to a new facility.
Decommissioning and demolition costs associated with the Bayport shutdown were
(euro) 2 million.

     The (euro) 10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro) 8 million adjustment to the 2001 reserves and a (euro) 2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States,
Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack,
Germany. The other special charges income of (euro) 9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

     Foreign Exchange Gain (Loss)

     Foreign exchange gain (loss) decreased to a loss of (euro) 3 million in
2003 from a gain of (euro) 4 million in 2002. This change is primarily attributable to the strengthening of the Mexican peso and Canadian dollar against the U.S. dollar.

     Operating Profit

     Operating profit declined to (euro) 107 million in 2003 compared to (euro)
183 million in 2002. The favorable effects of higher selling prices primarily in the Chemical Products segment, cost reductions, and income from insurance recoveries of (euro) 94 million in the Ticona segment, were offset by expenses of (euro) 84 million in the Performance Products segment related to antitrust matters, (euro) 10 million of organizational redesign costs at Ticona, increased stock appreciation rights expense, higher raw material and energy costs in most segments as well as unfavorable currency movements. Stock appreciation rights expense for 2003 was (euro) 50 million compared to (euro) 4 million in 2002.
Celanese streamlined its manufacturing operations, mainly in the Chemical
Products segment, and, as a result, recorded termination benefit expenses, in cost of sales, of (euro) 22 million, primarily in the fourth quarter of 2003.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates increased to (euro) 31 million in 2003 from (euro) 22 million in 2002. This increase was mainly attributable to an increase in the earnings from Polyplastics, an investment held by the Ticona segment, partly due to growth in the Chinese and Taiwanese economies in 2003.

     Interest Expense

     Interest expense decreased by 27% to (euro) 43 million in 2003 from (euro)
59 million in 2002. This decrease is primarily related to lower interest rates and currency translation effects, as well as lower average debt levels.

     Interest and Other Income, Net

     Interest and other income, net increased to (euro) 82 million in 2003 from
(euro) 44 million in 2002, mainly due to interest of (euro) 18 million on insurance recoveries in the Ticona segment and other income of (euro) 16 million resulting from the demutualization of an insurance provider. These increases were partially offset by expense of (euro) 12 million related to the unfavorable currency effects on the unhedged position of intercompany net receivables denominated in U.S. dollars. Investments accounted for under the cost method contributed dividend income of (euro) 52 million and (euro) 41 million in 2003 and 2002, respectively. The increase in 2003 primarily resulted from higher dividends from the Saudi Arabian methanol investment on higher methanol pricing, which were slightly offset by lower dividend income from the Acetate Products investments in China, where earnings are being reinvested for capacity expansions.

     Income Taxes

     Celanese recognized income tax expense of (euro) 48 million in 2003 compared to (euro) 59 million in 2002.

     The effective tax rate for Celanese in 2003 was 27 percent compared to 31 percent in 2002. In comparison to the German statutory rate, the 2003 effective tax rate was favorably affected by unrepatriated low-taxed earnings, favorable settlement of prior year (1996) taxes in the U.S., equity earnings from
Polyplastics, which are excluded from U.S. taxable income, and utilization of a
U.S. capital loss carryforward that had been subject to a valuation allowance.
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

     Discontinued Operations for the Years Ended December 31, 2003 and 2002

     In 2003, Celanese recorded (euro) 2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In 2003, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro) 4 million.

     In December 2002, Celanese completed the sale of Trespaphan, a global oriented polypropylene ("OPP") film business, to a consortium consisting of
Dor-Moplefan Group and Bain Capital, Inc. for a value of (euro) 209 million. Net of the purchase price adjustments of (euro) 19 million and the repayment of
(euro) 78 million in intercompany debt that Trespaphan owed Celanese, Celanese received net proceeds of (euro) 112 million. Trespaphan was formerly part of
Celanese's Performance Products segment.

     During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses were part of Celanese's former
Chemical Intermediates segment.

     In 2002, Celanese received net proceeds of (euro) 123 million and recorded a pre-tax gain of (euro) 14 million on the disposal of discontinued operations relating to these divestitures. Pre-tax earnings from operations of discontinued
operations in 2002 were (euro) 1 million. Celanese recognized a tax benefit of
(euro) 40 million for discontinued operations, which includes a tax benefit associated with a tax deductible writedown of the tax basis for Trespaphan's subsidiary in Germany relating to tax years ended December 31, 2001 and 2000.
Since this tax benefit related to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations.

     The following table summarizes the results of the discontinued operations for the years ended December 31, 2003 and 2002.

                                                             NET SALES
                                                      ------------------------
                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                             2003   2002
                                                             ----   ----
                                                        (IN (EURO) MILLIONS)
                                                        --------------------
Discontinued operations of Chemical Products.......           208    262
Discontinued operations of Performance Products....            --    273
Discontinued operations of Ticona..................            40     61
                                                              ---    ---
Total discontinued operations......................           248    596
                                                              ===    ===

                                                       OPERATING PROFIT (LOSS)
                                                      ------------------------
                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                             2003   2002
                                                             ----   ----
                                                        (IN (EURO) MILLIONS)
                                                        --------------------
Discontinued operations of Chemical Products.......            (2)   (54)
Discontinued operations of Performance Products....            --     10
Discontinued operations of Ticona..................            --     (1)
                                                              ---    ---
Total discontinued operations......................            (2)   (45)
                                                              ===    ===

     Cumulative Effect of Changes in Accounting Principles

     Celanese recorded (euro)1 million in a cumulative effect of changes in accounting principles, net of tax, on January 1, 2003, related to the adoption of SFAS 143. Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

     In 2002, Celanese recorded income of (euro)19 million for the cumulative effect of two changes in accounting principles, net of tax of (euro)5 million.
The adoption of SFAS No. 142, Goodwill and Other Intangible Assets, in 2002
resulted in income of (euro)10 million ((euro)0.20 per share), as it required unamortized negative goodwill (excess of fair value over cost) on the balance sheet to be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations.
Additionally, in 2002 Celanese changed the actuarial measurement date for its
U.S. pension and other postretirement benefit plans from September 30 to
December 31. As this change was accounted for as a change in accounting principle, a cumulative effect adjustment of income (euro)9 million ((euro)0.18 per share), net of taxes of (euro)5 million, was recorded in 2002.

     Net Earnings

     As a result of the factors mentioned above, the net earnings of Celanese decreased by (euro)43 million to net earnings of (euro)132 million or (euro)2.67 per share in 2003 compared to (euro)175 million or (euro)3.48 per share in 2002.

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flows

     NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities was (euro)29 million and
(euro)204 million for the nine months ended September 30, 2004 and 2003, respectively. Net cash provided by operating activities was (euro)347 million and (euro)382 million for the years ended December 31, 2003 and 2002, respectively.

     Cash flow from operating activities decreased to a cash inflow of (euro)29 million for the nine months ended September 30, 2004 compared to a cash inflow of (euro)204 million for the same period in 2003. This decrease primarily resulted from the payment of a (euro)76 million obligation to a third party in the nine months ended September 30, 2004, a net loss of (euro)70 million for the nine months ended September 30 2004, as well as payments of (euro)48 million associated with the exercising of stock appreciation rights for the nine months ended September 30, 2004. Additionally, pension contributions increased by
(euro)36 million to (euro)129 million compared to the same period last year.
These factors were partly offset by a decline in payments associated with income taxes, bonuses and restructuring as well as lower cash consumed through changes in inventory and trade payables. The hedging of foreign currency net receivables, primarily intercompany, resulted in a (euro)13 million cash inflow in the first nine months of 2004 compared to a (euro)120 million cash inflow in the first nine months of 2003.

     Net cash provided by operating activities decreased by (euro)35 million to
(euro)347 million in 2003 as compared to 2002 primarily due to higher net taxes paid of (euro)118 million and lower dividends from equity investments of
(euro)48 million largely offset by insurance recoveries of (euro)120 million. In addition, higher contributions were made to our U.S. qualified defined benefit pension plan of (euro)115 million in 2003 compared to (euro)101 million in 2002.
The hedging activity of foreign currency denominated intercompany net receivables served to partially offset unfavorable currency effects on net earnings of (euro)135 million and resulted in a (euro)160 million cash inflow in
2003 compared to (euro)100 million in 2002 due to the timing of settlements of these contracts.

     NET CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities was (euro)25 million and (euro)159 million for the nine months ended September 30, 2004 and 2003, respectively. Net cash used in investing activities was (euro)239 million and (euro)145 million for the years ended December 31, 2003 and 2002, respectively.

     Net cash from investing activities decreased to a cash outflow of (euro)25 million for the nine months ended September 30, 2004 compared to a cash outflow of (euro)159 million for the same period in 2003. The decreased cash outflow primarily resulted from the receipt of (euro)111 million associated with the sale of the acrylates business as well as lower net purchases of marketable securities. Capital expenditures on property, plant and equipment increased slightly to (euro)123 million for the nine months ended September 30, 2004 compared to (euro)120 million in the same period in the prior year. The increase was driven by higher expenditures within the Ticona segment for an expansion of the polyacetal plant in Bishop, Texas, and the construction of a research and development and administrative building in Florence, Kentucky.

     The increase in cash outflows of (euro)94 million in 2003 compared to 2002 is mainly due to lower proceeds from disposal of discontinued operations of
(euro)193 million and the receipt of (euro)41 million in returns of capital from investments in non-consolidated InfraServ companies in 2002. This increase in cash outflow for 2003 was partially offset by a (euro)125 million cash outflow for the 2002 purchase of the net assets of the emulsions businesses.
Additionally, net cash outflows increased by (euro)36 million related to higher net purchases of marketable securities.

     Capital expenditures decreased by (euro)29 million to (euro)185 million in
2003, primarily due to foreign currency effects. Spending in 2003 primarily related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a
Company-wide SAP platform. The spending in 2002 included the start of construction of the synthesis gas production facility at the Oberhausen site. In addition, major projects included the completion of the new GUR plant at the
Bishop, Texas, facility and the capacity expansion for Vectra at Shelby, North
Carolina. The Vectra expansion was built to supply the projected long-term demand of the telecommunications industry and to develop and grow emerging markets.

     NET CASH PROVIDED USED IN FINANCING ACTIVITIES

     Net cash provided by financing activities was (euro)102 million for the nine months ended September 30, 2004. Net cash used in financing activities was
(euro)122 million for the nine months ended September 30, 2003. Net cash used in financing activities was (euro)99 million and (euro)156 million for the years ended December 31, 2003 and 2002, respectively.

     Net cash from financing activities increased to a cash inflow of (euro)102 million for the nine months ended September 30, 2004 compared to a cash outflow of (euro)122 million for the same period in 2003. The increased cash inflow primarily reflects higher net proceeds from borrowings of (euro)168 million primarily to prefund pension obligations.

     Net cash used in financing activities declined by (euro)57 million to an outflow of (euro)99 million in 2003 compared to 2002. This decrease is primarily related to lower net payments of short-term borrowings of (euro)137 million, offset by net payments of long-term debt in 2003 of (euro)46 million. In addition, in 2003, Celanese paid a cash dividend of (euro)22 million, (euro)0.44 per share, and repurchased 749,848 of its shares, to be held in treasury, for approximately (euro)14 million.

     Net cash used in financing activities in 2002 was primarily due to net debt repayments aggregating (euro)150 million. In addition, Celanese repurchased
284,798 of its shares, to be held in treasury, for approximately (euro)6 million.

Liquidity

     Historically, the primary source of liquidity has been cash generated from operations, which included cash inflows from currency hedging activities. The primary liquidity requirements were for capital expenditures, working capital, pension contributions and investments. Subsequent to the Recent Restructuring, our primary sources of liquidity will continue to be cash generated from operations, cash pooling with non-consolidated affiliates and interest income from notes receivable from non-consolidated affiliates.

     We believe we will have available resources to meet both our short-term and long-term liquidity requirements. If our cash flow from operations is insufficient to fund our obligations, we may be forced to use other means available to us, such as reducing or delaying capital expenditures, seeking additional capital or requiring prepayment of affiliate notes.

     In connection with the acquisition, CAC became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. CAC and its U.S.
subsidiaries have access to approximately $608 million ((euro)490 million) under these credit facilities. CAC also borrowed $359 million ((euro)289 million) from
BCP Caylux, a parent of BCP, at a variable rate, a portion of which was used to repay $175 million ((euro)140 million) of debt, scheduled to mature in 2005 and
2008 and (euro)48 million of additional debt scheduled to mature in 2009. The
$359 million ((euro)289 million) from BCP Caylux was also used to prefund pension obligations. Celanese cancelled its committed commercial paper backup facilities and revolving credit lines. As of September 30, 2004, approximately
94% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated in euros.

     As of September 30, 2004, Celanese had (euro)587 million of total debt, of which (euro)102 million is due within one year. Total debt includes (euro)289 million due to BCP Caylux. As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese
AG and its subsidiaries are no longer named parties under the credit facilities after the Recent Restructuring. See Fixed Contractual Cash Obligations table below. As of September 30, 2004, Celanese had net intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes were replaced with unsecured notes with non-consolidated affiliates for approximately (euro)1 billion. These unsecured notes bear interest of 4.67% per annum and mature in 2009. These notes are expected to generate approximately (euro)40 million of net interest income annually.

     Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement.
The outstanding payables for these agreements from Celanese to its affiliates of
(euro)80 million and (euro)79 million at September 30, 2004 and December 31,
2003, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in the next fiscal year, depending on the level of liquidity of the non-consolidated affiliates.

     CAC had a trade receivable securitization program, which allowed participating operating subsidiaries to sell up to $120 million ((euro)97 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese maintains an investment grade debt rating. As of September 30, 2004, Celanese was in the process of renegotiating the trade receivable securitization program and therefore there were no outstanding sales of receivables under this program for the nine months ended September 30, 2004.
Due to the Recent Restructuring, this program is no longer available to
Celanese.

Domination Agreement. The Domination Agreement was approved at the Celanese AG extraordinary shareholders' meeting on July 31, 2004. The Domination Agreement between Celanese AG and BCP became effective on October 1, 2004. When the
Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of Celanese AG in return for payment of fair cash compensation. The amount of this fair cash compensation has been determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of Celanese
AG and to receive a gross guaranteed fixed annual payment on its shares of
(euro)3.27 per Celanese AG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89. The Domination Agreement cannot be terminated by Celanese Europe Holding in the ordinary course of business until
September 30, 2009.

     At the annual shareholders' meeting on June 15, 2004, Celanese AG shareholders approved payment of a dividend on the Celanese AG shares for the fiscal year ended on December 31, 2003 of (euro)0.12 per share. For the short fiscal year ended on September 30, 2004, Celanese AG will not be able to pay a dividend to its shareholders due to losses incurred in the Celanese AG statutory accounts.

     While the Domination Agreement is effective, BCP will be required to compensate Celanese AG for any future annual loss incurred by Celanese AG, on a non-consolidated basis, at the end of the fiscal year when the loss was incurred. This compensation is contingent upon BCP having adequate liquidity.

     In addition, the Domination Agreement entitles BCP to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either
BCP or Celanese AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including but not limited to risks arising out of the debt levels of some of these companies.

Contractual Obligations. The following table sets forth our fixed contractual debt obligations as of September 30, 2004. Subsequent to the Recent
Restructuring, approximately (euro)478 million of the debt relating to CAC is no longer Celanese's debt.

September 30,2004

                                                          LESS THAN 1    1-3     4-5    AFTER 5
FIXED CONTRACTUAL CASH OBLIGATIONS                TOTAL       YEAR      YEARS   YEARS    YEARS
-----------------------------------------------   -----   -----------   -----   -----   -------
                                                               (IN (EURO) MILLIONS)
                                                  ---------------------------------------------

Total Debt.....................................     587       102         34      14      437
   of which Capital Lease Obligations and Other
      Secured Borrowings.......................      38         5         26       3        4
Operating Leases...............................     166        36         55      30       45
Unconditional Purchase Obligations.............     700       125        129      96      350
Other Contractual Obligations..................     129       129         --      --       --
                                                  -----       ---        ---     ---      ---
   Fixed Contractual Cash Obligations..........   1,582       392        218     140      832
                                                  =====       ===        ===     ===      ===

     Included in operating leases is (euro)55 million of future payments related to CAC, which was transferred from Celanese due to the Recent Restructuring.

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components. Included in unconditional purchase obligations is
(euro)126 million related to CAC, which was transferred from Celanese due to the
Recent Restructuring.

     Other Contractual Obligations primarily includes committed capital spending and fines associated with the U.S. antitrust settlement described in Note 25 to the Consolidated Financial Statements. Included in Other Contractual Obligations
is a (euro)99 million fine from the European Commission related to antitrust matters in the sorbates industry, which is pending an appeal. Celanese is indemnified by a third party for 80% of the expenses relating to these matters, which is not reflected in the amount above.

     At September 30, 2004, Celanese has contractual guarantees and commitments as follows:

                                                               EXPIRATION PER PERIOD
                                                       -------------------------------------
                                                       LESS THAN 1    1-3     4-5    AFTER 5
CONTRACTUAL GUARANTEES AND COMMITMENTS         TOTAL       YEAR      YEARS   YEARS    YEARS
-----------------------------------------      -----   -----------   -----   -----   -------
                                                            (IN (EURO) MILLIONS)
                                               ---------------------------------------------

Financial Guarantees........................     46          6         11      12       17
Standby Letters of Credit...................    143        143         --      --       --
                                                ---        ---        ---     ---      ---
   Contractual Guarantees and Commitments...    189        149         11      12       17
                                                ===        ===        ===     ===      ===

     Celanese is secondarily liable under a lease agreement pursuant to which
Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from October 1, 2004 to April 30, 2012 is estimated to be approximately $57 million ((euro)46 million). Due to the transfer of CAC, Celanese is no longer liable under the lease agreement.

     Standby letters of credit of (euro)143 million at September 30, 2004 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. The likelihood is remote that material payments will be required under these agreements. The stand-by letters of credit include (euro)139 million issued under the credit-linked revolving facility. As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, only (euro)25 million of the standby letters of credit remain with Celanese. Of the remaining standby letters of credit, approximately (euro)20 million relates to obligations associated with the sorbates antitrust matters as described in the "Other Contractual Obligations"
above.

     For additional commitments and contingences, see Note 25 to the
Consolidated Financial Statements.

     Celanese expects to continue to incur costs for the following significant obligations. Although, Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of
Celanese.

                                                                          2005
                                                         2004 ACTUAL   PROJECTED
OTHER OBLIGATIONS                                          SPENDING     SPENDING
------------------------------------------------------   -----------   ---------
                                                           (IN (EURO) MILLIONS)
                                                         -----------------------
Environmental Matters.................................        51         67 (1)
Pension and Other Benefits............................       169        302 (2)
                                                             ---        ---
   Other Obligations..................................       220        369
                                                             ===        ===

(1)  Includes CAC environmental matters of (euro)41 million, which was transferred as part of the Recent Restructuring.

(2)  Includes CAC pension and other benefits of (euro)302 million, which was transferred as part of the Recent Restructuring

     ENVIRONMENTAL MATTERS

     For the nine months ended September 30, 2004 and the years ended December
31, 2003 and 2002, Celanese's expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites, were (euro)51 million, (euro)71 million and (euro)88 million, respectively. Capital project related environmental expenditures, included in worldwide expenditures, were (euro)6 million, (euro)9 million and (euro)4 million, respectively. Environmental reserves for remediation matters were (euro)119 million, (euro)126 million and
(euro)199 million as of September 30, 2004, December 31, 2003 and December 31,
2002, respectively. (See Notes 15 and 17 to the Consolidated Financial
Statements.)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond
2005. Due to new air regulations in the U.S., management expects that there will be a temporary increase in compliance costs for CAC that will total approximately (euro)25 million to (euro)35 million through 2007. An additional
(euro)40 million may be needed depending upon the outcome of a challenge in U.S.
federal court related to key portions of the regulation. As a result of the
Recent Restructuring, Celanese will no longer be impacted by the affects of these regulations. In addition, a recent European Union directive requires a trading system for carbon dioxide emissions to be in place by January 1, 2005.
Accordingly, Emission Trading Systems will affect Celanese's power plants at the
Kelsterbach and Oberhausen sites in Germany and the Lanaken site in Belgium, as well as power plants operated by InfraServ entities on sites at which we operate. We and the InfraServ entities may be required to purchase carbon dioxide credits, which could result in increased operating costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures.
Additionally, the new regulation indirectly affects our other operations in the
European Union, which may experience higher energy costs from third party providers. We have not yet determined the impact of this legislation on our operating costs.

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

     PENSION AND OTHER BENEFITS

     Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. For the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, pension contributions to the U.S. qualified defined benefit pension plan amounted to (euro)27 million, (euro)115 million and
(euro)101 million, respectively. Contributions to the German pension plans for the nine months ended September 30, 2004 were (euro)85 million. Also for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, payments to other non-qualified plans totaled (euro)17 million,
(euro)21 million and (euro)20 million, respectively.

     In connection with the tender offer of Celanese AG by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations, which is expected to eliminate the need for significant funding for seven to ten years. As of September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC non-qualified pension obligations. Subsequent to the Recent Restructuring, an additional $300 million ((euro)241 million) was pre-funded to CAC's U.S. qualified pension plan.
As a result of the Recent Restructuring, Celanese is no longer affected by these pension obligations.

     Spending associated with other benefit plans, primarily retiree medical, defined contribution and long-term disability, amounted to (euro)40 million,
(euro)58 million and (euro)64 million for the nine months ended September 30,
2004, and for the years ended December 31, 2003 and 2002, respectively. (See
Note 20 to the Consolidated Financial Statements.)

     PLUMBING ACTIONS AND SORBATES LITIGATION

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its business. For the nine months ended September 30,
2004 and for the years ended December 31, 2003 and 2002, there were net cash inflows of approximately zero, (euro)111 million and (euro)28 million in connection with the plumbing actions and sorbates litigation. As of September
30, 2004, December 31, 2003 and December 31, 2002, Celanese had reserves of
(euro)165 million, (euro)168 million and (euro)111 million, respectively, for these matters. In addition, Celanese had receivables from insurance companies and Hoechst in connection with the plumbing and sorbates matters of (euro)136 million, (euro)137 million and (euro)94 million as of September 30, 2004,
December 31, 2003 and December 31, 2002, respectively. The reserves and receivables associated with the plumbing actions were transferred as part of the
Recent Restructuring.

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
Financial Statements.)

     CAPITAL EXPENDITURES

     Celanese's capital expenditures were (euro)123 million for the nine months ended September 30, 2004. Capital expenditures primarily related to a new Ticona research and administrative facility in Florence, Kentucky, the expansion of production facilities for polyacetal in Bishop, Texas and GUR in Oberhausen,
Germany, major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a Company-wide SAP platform. Capital expenditures remained below depreciation levels as Celanese continued to make selective capital investments to enhance the market positions of its products.

     Capital expenditures were financed principally with cash from operations.
Celanese anticipates spending for the 2005 fiscal year to be approximately 4% of net sales for the nine months ended September 30, 2004. The anticipated spending includes CAC, which represents approximately 50 percent of this amount. At
September 30, 2004, there were approximately (euro)23 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

     TOTAL SHAREHOLDERS' EQUITY

     At September 30, 2004, shareholders' equity amounted to (euro)1,888 million, compared to (euro)2,044 million at December 31, 2003. The decrease was primarily attributable the recognition of an additional minimum liability adjustment for pensions of (euro)115 million and current year net loss of
(euro)70 million.

     At December 31, 2003, shareholders' equity amounted to (euro)2,044 million, compared to (euro)2,000 million at December 31, 2002. The increase was primarily attributable to current year net earnings of (euro)132 million and (euro)39 million related to the indemnification from Hoechst for the sorbates antitrust matters partially offset by the impact of foreign currency translation adjustments of (euro)114 million and dividends of (euro)22 million.

     As of September 30, 2004, Celanese had approximately 25,000 stock appreciation rights outstanding. There were 3.1 million stock appreciation rights exercised during the nine months ended September 30, 2004. Payments in
2004 related to the exercise of stock appreciation rights amounted to (euro)48 million.

     There were 49,881,618 and 49,321,468 shares outstanding as of September 30,
2004 and December 31, 2003, respectively. As of September 30, 2004 and December
31, 2003, Celanese had 544,750 and 1,151,600 stock options outstanding, respectively. Expense associated with stock options was approximately (euro)2 million, (euro)5 million and (euro)3 million for the nine months ended September
30, 2004 and the years ended December 31, 2003 and 2002, respectively.

     MARKET RISKS

     Celanese is exposed to market risk through commercial and financial operations. Celanese's market risk consists principally of exposure to currency exchange rates, interest rates and commodity prices. Celanese has in place policies of hedging against changes in currency exchange rates, interest rates and commodity prices as described below. These contracts are accounted for under
SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities
amended by SFAS No. 138, Accounting for Certain Derivative Instruments and
Certain Hedging Activities and SFAS No. 148, Amendment of Statement 133 on
Derivative Instruments and Hedging Activities. (See Note 24 to the Consolidated
Financial Statements.)

     Foreign Exchange Risk Management

     Celanese's reporting currency is the euro. Certain Celanese entities have receivables and payables denominated in currencies other than their functional currencies, which creates foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Mexican peso, Japanese yen,
British pound sterling, and Canadian dollar as the most significant potential sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations.
The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally less than one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis.
As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Net foreign currency transaction gains or losses are recognized on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

     Contracts with notional amounts totaling approximately (euro)498 million and (euro)606 million at September 30, 2004 and December 31, 2003, respectively, are predominately in U.S. dollars, British pound sterling, Japanese yen, and
Canadian dollars. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. As of September 30, 2004, these contracts hedged a portion (approximately 81%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September 30, 2004. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1 million. As of December 31, 2003, these contracts hedged a portion
(approximately 85%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the year ended December 31, 2002, Celanese hedged all of its U.S. dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million,
(euro)160 million and (euro)100 million for the nine months ended September 30,
2004 and the years ended December 31, 2003 and 2002, respectively.

     A substantial portion of Celanese's assets, liabilities, revenues and expenses is denominated in currencies other than the euro zone currencies, principally the U.S. dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by approximately 6% for the nine months ended September 30, 2004 and approximately 13% in 2003 and increased net sales by approximately 3% in 2002. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 1% in 2004 and decreased total assets by approximately 13% in 2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Interest Rate Risk Management

     Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2004, Celanese had no interest rate swap agreements in place. Celanese had open interest rate swaps with a notional amount of $200 million ((euro)158 million) at December 31, 2003. In the three months ended June 30, 2004, Celanese recorded a loss of (euro)3 million in interest and other income, net associated with the early termination of its $200 million ((euro)165 million) interest rate swap. During 2003, Celanese recorded a loss of (euro)6 million in interest and other income, net, associated with the early termination of one of its

interest rate swaps. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of (euro)3 million, (euro)10 million and (euro)13 million for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002, respectively. During 2003, Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders' equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of
(euro)3 million, respectively. Celanese recorded a net gain (loss) of less than
((euro)1) million, (euro)1 million and ((euro)3) million in interest and other income, net for the ineffective portion of the interest rate swaps, during the nine months ended September 30, 2004 and the years ended December 31, 2003 and
2002, respectively.

     Commodity Risk Management

     Celanese's policy for the majority of our natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. During the nine months ended September 30, 2004, there were no forward contracts for our butane requirements and, for natural gas, we had positions covering about 35% of our Chemical Products segment North
American requirements primarily as a result of forward contracts entered into in
2003. In the future, we may modify our practice of purchasing a portion of our commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. Celanese recognized losses of (euro)1 million, (euro)3 million and less than (euro)1 million from natural gas swap and butane contracts in the nine months ended
September 30, 2004 and the years 2003 and 2002, respectively. There was no material impact on the balance sheet at September 30, 2004, December 31, 2003.
The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million as of September 30, 2004 and
December 31, 2003, which are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese did not have any open commodity swaps as of
September 30, 2004. The Company had open swaps with a notional amount of (euro)4 million as of December 31, 2003.

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

     Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At September
30, 2004 and December 31, 2003, the carrying amount of property, plant and equipment was (euro)1,202 million and (euro)1,354 million, respectively. As discussed in Note 3 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     As a result of the planned consolidation of tow production and the termination of filament production, the Acetate Products segment recorded impairment charges of (euro)100 million associated with plant and equipment in the nine months ended September 30, 2004.

     In December 2004, we approved a plan to dispose of the COC business included within the Ticona segment. This decision resulted in (euro)25 million of asset impairment charges recorded as a special charge related to the COC business.

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
To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized. As of
September 30, 2004 and December 31, 2003, the Company had (euro)888 million and
(euro)877 million, respectively, of goodwill and other intangible assets.

     During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment. As a result of the of the tender offer price of (euro)32.50 per share announced on December 16, 2003, which would place an implicit value on Celanese at an amount below book value of the net assets, management initiated an impairment analysis in accordance with SFAS No. 142. The impairment analysis was prepared on a reporting unit level and utilized the most recent cash flow, discount rate and growth rate assumptions. Based on the resulting analysis, management concluded that goodwill was not impaired as of
December 31, 2003.

     As of September 30, 2004, no significant changes in the underlying business assumptions or circumstances that drive the impairment analysis led management to believe goodwill might have been impaired. We will continue to evaluate the need for impairment if changes in circumstances or available information indicate that impairment may have occurred.

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

     Total reserves for environmental liabilities were (euro)119 million and
(euro)126 million at September 30, 2004 and December 31, 2003, respectively.
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
All other fees are expensed as incurred. (See Note 26 to the Consolidated
Financial Statements.)

     Asset Retirement Obligations

     As of September 30, 2004 and December 31, 2003, Celanese has reserves for asset retirement obligations of (euro)49 million and (euro)37 million, respectively. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred.
The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company has identified but not recognized asset retirement obligations related to substantially all its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, operations at these facilities are expected to continue indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the future, we will assess strategies of the businesses acquired and may support decisions that differ from past decisions of management regarding the continuing operations of existing facilities. Asset retirement obligations will be recorded if these strategies are changed and probabilities of closure are assigned to existing facilities. If certain operating facilities were to close, the related asset retirement obligations could significantly affect our results of operations and cash flows.

     In accordance with SFAS No. 143, the Acetate Products segment recorded a charge of (euro)7 million included within 2003 depreciation expense, related to potential asset retirement obligations, as a result of a worldwide assessment of our acetate production capacity. The assessment concluded that there was a probability that certain facilities would be closed in the latter half of the decade. In October 2004 we announced plans to consolidate flake and tow production by early 2007 and to discontinue production of filament by mid-2005.
The restructuring will result in the discontinuance of acetate production at two sites. As such, we recorded a charge of (euro)10 million included within depreciation expense, of which (euro)7 million was recorded by the Acetate
Products segment and (euro)3 million by the Chemical Products segment in the nine months ended September 30, 2004.

     Realization of Deferred Tax Assets

     Total net deferred tax assets were (euro)394 million and (euro)439 million at September 30, 2004 and December 31, 2003, respectively. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. Celanese has established valuation allowances primarily for U.S. federal and state net operating losses carryforwards, federal capital loss carryforwards, German trade income tax loss carryforwards and Mexican net operating loss carryforwards.
During the nine months ended September 30, 2004, Celanese recorded (euro)144 million of valuation allowances related to U.S. NOL carryforwards. Under U.S.
tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carryforwards. An additional (euro)25 million valuation allowance was applied against net Canadian deferred tax assets. (See Note 14 to the Consolidated Financial Statements.)

     Benefit Obligations

     Celanese sponsors pension and other postretirement benefit plans covering substantially all employees who meet eligibility requirements. With respect to its U.S. qualified defined benefit pension plan, minimum funding requirements are determined by the Employee Retirement Income Security Act. For the periods presented, Celanese has not been required to contribute under these minimum funding requirements. However, Celanese chose to contribute to the U.S defined benefit pension plan (euro)27 million, (euro)115 million and (euro)101 million for the nine months ended September 30, 2004 and for the years ended December
31, 2003 and 2002, respectively. Contributions to the German pension plans for the nine months ended September 30, 2004 were (euro)85 million. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese -sponsored plans.
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

     The amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined on an actuarial basis.
A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. At September 30, 2004, we assumed an expected long-term rate of return on plan assets of 8.5% for the U.S. qualified defined benefit pension plan, which represents greater than 85 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. On average, the actual return on plan assets over the long-term (15 to 20 years)
has exceeded 9.0%. However, for the nine months ended September 30, 2004, the
U.S. qualified defined benefit pension plan assets actual return was less than the expected long-term rate of return of plan assets. The Company had lowered its expected long-term rate of return on U.S. qualified defined benefit pension plan assets from 9.0% to 8.5% as it expects lower future returns considering the lower inflationary environment.

     For the nine months ended September 30, 2004, our expected long-term rate of return assumption for our U.S. plans was 8.5%, reflecting the generally expected moderation of long-term rates of return in the financial markets. We estimate a 25 basis point decline in the expected long-term rate of return for our U.S. qualified defined benefit pension plan to increase pension expense by an estimated (euro)4 million in 2004. Another estimate that affects our pension and other postretirement benefit expense is the discount rate used in the annual actuarial valuations of pension and other postretirement benefit plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension and other postretirement benefit obligations. The discount rate is generally based on the yield on high-quality corporate fixed-income securities.
At September 30, 2004, we lowered our discount rate to 6.00% from 6.25% at
December 31, 2003 for our U.S. plans. We estimate that a 50 basis point decline in the discount rate for our U.S. pension and postretirement medical plans will increase pension and other postretirement benefit annual expenses by an estimated (euro)4 million and less than (euro)1 million, respectively, and our benefit obligations by approximately (euro)100 million and approximately
(euro)10 million, respectively.

     Over the past several years, Celanese has experienced increases in unrecognized net actuarial pension losses. The losses were mainly due to asset losses resulting from asset returns that were less than the assumed rate of return and increases in the projected benefit obligation.

     Celanese sponsors other postretirement benefit plans. These plans provide medical and life insurance benefits to retirees who meet minimum age and service requirements. The postretirement benefit cost at December 31, 2003 and 2002, includes (euro)31 million and (euro)41 million, respectively, in accrued expenses and (euro)253 million and (euro)311 million, respectively, in other noncurrent liabilities. The post-retirement benefit cost was (euro)19 million for the nine months ended September 30, 2004 and, and the accrued post-retirement liability was (euro)251 million at September 30, 2004. The key determinants of the accumulated postretirement benefit obligation ("APBO") are the discount rate and the healthcare cost trend rate. The healthcare cost trend rate has a significant effect on the reported amounts of APBO and related expense. For example, increasing the healthcare cost trend rate by one percentage point in each year would increase the APBO at September 30, 2004, and the 2004 postretirement benefit cost by approximately (euro)2 million and less than (euro)1 million, and decreasing the healthcare cost trend rate by one percentage point in each year would decrease the APBO at September 30, 2004 and the 2004 postretirement benefit cost by approximately (euro)2 million and less than (euro)1 million, respectively. (See Note 20 to the Consolidated Financial
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

     CNA Holdings, Inc. ("CNA Holdings"), a U.S. subsidiary of Celanese, which includes the U.S. business now conducted by Ticona, along with Shell Chemical
Company ("Shell") and E. I. du Pont de Nemours ("DuPont"), among others, have been the defendants in a series of lawsuits, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. CNA
Holdings has accrued its best estimate of its share of the plumbing actions. At
September 30, 2004 and December 31, 2003, Celanese had accruals of (euro)60 million for this matter, of which (euro)10 million and (euro)11 million, respectively, are included in current liabilities. Management believes that the plumbing actions are adequately provided for in the Consolidated Financial
Statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of Celanese in any given accounting period. Celanese has recorded receivables relating to the anticipated recoveries from third party insurance carriers relating to this product liability matter. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements reached with a majority of Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers. As of September 30, 2004 and December
31, 2003, insurance claims receivable were (euro)52 million and (euro)50 million, respectively. Collectability could vary depending on the financial status of the insurance carriers. In 2003, Celanese recorded income from special charges of (euro)94 million and interest income of (euro)18 million, related to settlements from insurers in excess of the recorded receivable amounts. (See
Note 25 to the Consolidated Financial Statements). As a result of the Recent
Restructuring, Celanese will not be impacted by these proceedings in the future.

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

Celanese, which became effective October 1999, Celanese, the new owner to
Hoechst's sorbates business, was assigned the obligation related to these matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst while the recoveries from Hoechst, which represents 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese
Ahas remaining accruals of (euro)105 million and (euro)108 million at September
30, 2004 and December 31, 2003, respectively, included in current liabilities for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of September 30, 2004 is between
(euro)0 and (euro)7 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At September 30, 2004 and December
31, 2003, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst, of (euro)84 million and (euro)87 million, respectively. (See Note 25 to the Consolidated Financial Statements).

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
Capitalization of the Captives is determined by regulatory guidelines. As of
September 30, 2004, the net retained concurrent aggregate risk of all policies written by the Captives, after reinsuring higher tier risks with third party insurance companies, net of established reserves, amounted to approximately
(euro)416 million. This amount of exposure is further offset by the underlying equity of the Captives amounting to approximately (euro)298 million at September
30, 2004.

OUTLOOK

     In the first quarter of our 2005 fiscal year, our Chemical Products segment benefited from higher pricing while our Ticona and Performance Products segments experienced volume increases year over year. As we begin the second quarter of our 2005 fiscal year, demand for our products in Europe is mixed. We remain cautious about economic conditions as pricing for our hydrocarbon-based raw materials and energy are expected to remain at high levels. We are still assessing the financial effect of the transfer of our former subsidiaries, CAC and CPO, which involves the renegotiation of complex supply and sales agreements with our parent. As a dominated company, we will not offer guidance on operating profit, which can be influenced by unilateral decisions of our parent. Should those decisions result in a loss for Celanese AG, then the Company must be compensated.

     To increase the productivity and profitability of our operations and those of our affiliates, we announced a plan to dispose of the cyclo-olefin copolymer
("COC") business included within the Technical Polymers Ticona segment and our interest in Pemeas GmbH, the fuel cell joint venture included in Other
Activities. As a result of this decision we expect to record an impairment loss related to the COC business, the amount of which is in the process of being determined. We also expect that in the three months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese's portion of restructuring charges recorded by our
European oxo chemicals joint venture. In March 2005, Celanese received (euro)56 million for an early contractral settlement of receivables related to the sale in 2000 of its 50% interest in the Vinnolit Kunstoff GmbH venture. The majority of the cash to be received is expected to be recognized as a gain during the three months ended March 31, 2005.

     RISKS OF FUTURE DEVELOPMENT

     Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. As a result of the transfers of CAC and CPO, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese
Corporation, the ultimate parent of BCP and Celanese AG. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, and construction industries), as well as cyclicality in the basic chemicals industry could have an effect on the Company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

     Celanese is subject to risks associated with the increased volatility in raw materials prices and the availability of key raw materials such as natural gas, propylene, ethylene and butane, as well as the Company's ability to pass on increased raw materials costs to its customers by increasing the prices of its products, or to offset such increased raw materials costs by reducing costs. It is the Company's policy to lock in prices for certain important raw materials by entering into hedging arrangements, which are customary in the industry. This practice could also lead to negative effects, should unforeseen developments occur with respect to raw material prices.

     The safe operation of Celanese's plants is subject to risks associated with the production of chemicals, including the storage and transport of raw materials, products and wastes, and in particular environmental risks. The
Company carries appropriate property, business interruption and casualty insurance in accordance with customary industry practice. The environmental, health and safety regulations pertaining to Celanese's business are subject to continuous legislative review, which could result in stricter regulations and trigger increased costs for the Company. In addition, Celanese's plants may be negatively affected by infrastructure projects such as the planned expansion of the Frankfurt international airport. The expansion, which is not expected to be approved until 2007, with operations starting in 2009-2010 could, depending on the outcome, have a negative effect on the current production capacity at and the future development of Celanese's Kelsterbach plant.

     Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated between Celanese and Hoechst
AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and
Hoechst, the amounts of which cannot at present be determined. Celanese has already created reserves for this contingency as required.

     Depending on their categorization as to their dangerousness resulting from risk assessment by the relevant authorities, the products of the chemicals industry are subject to restrictions regarding production, handling and use. The applicable regulations and the resulting restrictions are under constant review by the relevant authorities. Therefore, a change in the risk assessment of
Celanese's products can affect demand for these products. Currently, the
European Union evaluates potential health risks associated with a number of chemical products including vinyl acetate monomer. Similarly, the International
Agency for Research on Cancer ("IARC") has reclassified

formaldehyde as a known human carcinogen based on studies linking formaldehyde exposure to nasopharyngeal cancer, a rare cancer in humans. The results of the
IARC's review will be examined by government agencies responsible for setting worker and environmental exposure standards and labeling requirements. Although the final effect cannot be predicted at this time, the IARC's reclassification could adversely affect the demand for this product.

     Additionally, fluctuations in market rates of return and interest rates affect the value of Celanese's pension assets and liabilities. An extended period of decline in rates of return and interest rates could cause a material financial impact on Celanese's financial position or cash flows in any given year. (See "Critical Accounting Policies" and Note 3 to the Consolidated
Financial Statements).

     Under the domination and profit and loss transfer agreement (the
"Domination Agreement") that Celanese AG entered into with its majority shareholder Celanese Europe Holding GmbH & Co. KG ("BCP" or the Purchaser") BCP
is entitled to give instructions directly to the management board of Celanese
AG, including, but not limited to, instructions that are disadvantageous to
Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese AG. In addition, Celanese AG is, under the Domination Agreement, obligated to transfer its entire annual statutory profits, subject to certain deductions, to BCP while the Domination
Agreement requires BCP to compensate Celanese AG for any annual statutory loss
(Jahresfehlbetrag) incurred on a non-consolidated basis. Furthermore, the net amount of the guaranteed fixed annual payment (Ausgleich) guaranteed by BCP vis-a-vis the minority shareholders of Celanese AG in lieu of any future dividend as long as the Domination Agreement is effective, which, at the time of the entering into of the Domination Agreement, amounted to (euro)2.89 per share for a full fiscal year, may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89. As a dominated company,
Celanese AG may be affected by risks that affect BCP and its affiliates, including but not limited to risks arising out of the debt levels of some of these companies.

     Management is not currently aware of any risks that jeopardize the existence of Celanese.

     FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This annual report contains certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus that are not historical facts.
When used in this document, words such as "anticipate," "believe," "estimate,"
"expect," "intend," "plan" and "project" and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

     Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

     o    changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

     o    the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics and construction industries;

     o    changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

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

     o    increased price competition and the introduction of competing products by other companies;

     o    the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical
          Polymers Ticona and Performance Products segments of our business;

     o    changes in the degree of patent and other legal protection afforded to our products;

     o    compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

     o    potential liability for remedial actions under existing or future environmental regulations;

     o    potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

     o    changes in currency exchange rates and interest rates;

     o    changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities;

     o    pending or future challenges to the Domination Agreement; and

     o    various other factors, both referenced and not referenced in this prospectus.

     Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this annual report as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The current members of the Celanese board of management, their respective ages as of March 29, 2005 and their functions are as follows:

Andreas Pohlmann...............   Age:                         47
                                  First Elected:               2002
                                  Function:                    Chairman of the Celanese Board of Management Responsible for
                                                               the Performance Products segment
                                  Supervisory Board
                                  Memberships/Directorships:   Executive Vice President, Chief Administrative Officer and
                                                               Secretary of Celanese Corporation, Managing Director of BCP
                                                               Holdings GmbH, Managing Director of Celanese Europe Management
                                                               GmbH, Pensionskasse der Mitarbeiter der Hoechst-Gruppe Vva G
                                                               (German pension fund for employees of the Hoechst Group)
                                  Term Expires                 October 31, 2007

Lyndon Cole....................   Age:                         52
                                  First Elected:               2003
                                  Function                     Vice-Chairman of the Celanese AG Board of Management,
                                                               Responsible for the operating businesses
                                  Supervisory Board
                                  Memberships/Directorships:   Executive Vice President of Celanese Corporation, Managing
                                                               Director of BCP Holdings GmbH, Managing Director of Celanese
                                                               Europe Management GmbH
                                  Term Expires                 October 31, 2006

Peter Jakobsmeier..............   Age:                         60
                                  First Elected:               2004
                                  Function:                    Chief Financial Officer
                                  Term Expires                 October 31, 2006
                                  Supervisory Board
                                  Memberships/Directorships:   Managing Director of BCP Holdings GmbH, Managing Director of
                                                               Celanese Europe Management GmbH

     Andreas Pohlmann was appointed to the Celanese AG board of management on
October 22, 2002 and became chairman on November 1, 2004. He had served as
Celanese AG's vice president and corporate secretary since October 1999, as well as managing director of Celanese Ventures since February 2002. In his ten years at Hoechst, Dr. Pohlmann, an attorney, held various positions of increasing responsibility in the Corporate Law, Corporate Public and Governmental Affairs,
and Corporate Controlling and Development departments, ultimately serving as
Hoechst AG's corporate secretary from 1996 to 1999. Dr. Pohlmann is currently the executive vice president and chief administrative officer of Celanese
Corporation.

     Lyndon Cole became Ticona's president and the head of the Celanese Growth and Excellence Council on April 1, 2003. He was named to Celanese AG's board of management on September 23, 2003 and became vice-chairman on November 1, 2004.
Dr. Cole joined Celanese in March 2002 as president of Celanese Chemicals. From
1998 to 2001 he had been chief executive officer of United Kingdom based
Elementis PLC, a global specialty chemicals company. Prior to joining Elementis, he was general manager-Global Structured Products for GE Plastics from 1990 to
1998 and previously held general management and commercial positions with GE
Plastics, Dow Chemicals Europe and ICI. Dr. Cole is currently an executive vice president of Celanese Corporation.

     Peter Jakobsmeier was named a member of the Celanese AG board of management and became its chief financial officer on November 1, 2004. He was Celanese AG's vice president and treasurer from 2000 to 2004 and its vice president and controller from 1999 to 2000. In his 29 years at Hoechst AG, Mr. Jakobsmeier held increasing positions of responsibility, ultimately serving as the head of corporate controlling.

     The incumbent members of the supervisory board of Celanese, their respective ages as of March 29, 2005 and their principal occupations are as follows:

Bernd Thiemann(4)(5)...........   Age:                         61
   Chairman                       First Elected:               2004
                                  Principal Occupation:        Chairman of the Advisory Board of Rothschild GmbH
                                  Supervisory Board
                                  Memberships/Directorships:   Bankhaus Hallbaum KgaA, Berentzen AG (Deputy Chairman),
                                                               Deutsche Euroshop AG, EM.TV AG (Chairman), VHV a.G., Warburg
                                                               KaA Holding (Deputy Chairman) Wurth Gruppe (Deputy Chairman of
                                                               the advisory board)
                                  Term Expires:                2009

Reiner Nause(1)(5).............   Age:                         59
   Deputy Chairman                First Elected:               1999
                                  Principal Occupation:        Technician, Chairman of the Celanese AG Group Workers' Council
                                  Term Expires:                2005

Hanswilhelm Bach(1)(4).........   Age:                         57
                                  First Elected:               1999
                                  Principal Occupation:        Graduate chemist, Business Liaison Manager Environmental,
                                                               Health & Safety Affairs at Ticona GmbH, Kelsterbach site,
                                                               Chairman of the Group Senior Executives Committee of Celanese
                                                               AG
                                  Term Expires:                2005

Ralf Becker(1).................   Age:                         39
                                  First Elected:               2003(3)
                                  Principal Occupation:        Labor Union Secretary, Deputy Regional Head of IG BCE,
                                                               Hesse/Thuringia
                                  Supervisory Board
                                  Memberships/Directorships:   RAG Bildung GmbH advisory board
                                  Term Expires:                2005

Hans-Jurgen Brinkmann(1)(4)....   Age:                         50
                                  First Elected:               2002(2)
                                  Principal Occupation:        Plant mechanic, Member of the Celanese Joint Workers' Council,
                                                               Ruhrchemie plant
                                  Term Expires:                2005

Chinh E. Chu...................   Age:                         38
                                  First Elected:               2004
                                  Principal Occupation:        Senior Managing Director of The Blackstone Group
                                  Supervisory Board
                                  Memberships/Directorships:   Graham Packaging Holdings Company, Haynes International Inc.,
                                                               Nalco Holdings LLC, Nycomed Holdings, Celanese Corporation
                                  Term Expires:

Armin Droth(1).................   Age:                         50
                                  First Elected:               2000
                                  Principal Occupation:        Electrical Engineer, representative of the German association of management and professional staff (Verband angestellter
                                                               Akademiker), member of the Celanese joint workers' council,
                                                               Hochst site
                                  Term Expires:                2005

Cornelius Geber(4).............   Age:                         52
                                  First Elected:               2004
                                  Principal Occupation:        Managing Director of BCP Holding GmbH, Celanese Europe
                                                               Management GmbH, and CG Beteiligungs- & Management GmbH
                                  Supervisory Board
                                  Memberships/Directorships:   Barkawi & Partner GmbH (Advisory Board), Cargofresh AG,
                                                               Inconso AG (Deputy Chairman), Kiala S.A., Neopost S.A.,
                                                               Ponaxis AG (Chairman)
                                  Term Expires:                2009

Benjamin J. Jenkins............   Age:                         34
                                  First Elected:               2004
                                  Principal Occupation:        Principal in the Private Equity Group at The Blackstone Group
                                  Supervisory Board
                                  Memberships/Directorships:   Axtel S.A. de C.V., Vanguard Health Systems LLC, Celanese
                                                               Corporation
                                  Term Expires:                2009

Hanns Ostmeier.................   Age:                         44
                                  First Elected:               2004
                                  Principal Occupation:        Senior Managing Director at The Blackstone Group and
                                                               Managing Director of The Blackstone Group Deutschland GmbH,
                                                               Celanese Corporation
                                  Term Expires:                2009

Herbert Schmalz(1).............   Age:                         53
                                  First Elected:               2003(2)
                                  Principal Occupation:        Chemistry Technician,  Head of Warehouse and Shipping for
                                                               Technical Polymers, Ruhrchemie Plant.
                                  Term Expires:                2005

Ron Sommer(4)..................   Age:                         55
                                  First Elected:               2004
                                  Principal Occupation:        Former Chairman of the Board of Deutsche Telekom AG
                                  Supervisory Board
                                  Memberships/Directorships:   Munchener Ruckversicherungs-Gesellschaft Aktiengesellschaft,
                                                               Motorola Inc.
                                  Term Expires:                2009

----------
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
respectively.

(3) Appointed by the local court (Amtsgericht) in Konigstein on September 30,
2003 to replace Ralf Sikorski, who resigned on September 15, 2003.

(4) Finance and Audit Committee

(5) Personnel and Compensation Committee

COMPENSATION OF DIRECTORS AND OFFICERS

Supervisory Board

     Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for calendar year 2004, amounted to (euro)120,904 for the Chairman, (euro)90,678 for the Deputy Chairman and (euro)60,452 for all other members of the Celanese supervisory board. In addition, for each Celanese supervisory board meeting attended, members receive a meeting fee of (euro)4,000 for the Chairman,
(euro)3,000 for the Deputy Chairman and (euro)2,000 for all other members of the
Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to (euro)4,000 for the chairman of the committee and (euro)2,000 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts.

     As a result of the Tender Offer, the June 15, 2004 Annual General Meeting
approved several changes in the Supervisory Board's compensation. Until December
31, 2003, members of the supervisory board received up to 50 percent of their fixed compensation in the form of Celanese ordinary shares, and they participated in a stock appreciation rights plan, the broad terms of which are similar to the stock appreciation rights plans described in long-term incentive plans below. At the 2004 Annual General Meeting, the shareholders approved the stoppage of the share payments to supervisory board members as well as the termination of the stock appreciation rights plan. The stock appreciation rights plan was replaced with an increase in fixed remuneration effective as of January
1, 2004, which is reflected in the paragraph above. Stock appreciation rights which the supervisory board members received but which were not yet exercisable were settled by a lump-sum payment reflecting the discounted value of the stock appreciation rights. Consequently, supervisory board members received
(euro)15.25 for each stock appreciation right granted in 2002 and (euro)13.03 for each stock appreciation right granted in 2003. The value of the stock appreciation rights was determined on the basis of the arithmetic mean of the closing price for Celanese shares on Xetra trading on the Frankfurt Stock
Exchange for the last twenty consecutive trading days directly preceding
December 16, 2003 by the following three credit institutions applying the
Black-Scholes formula: Deutsche Bank, Bayerische Hypo-Vereinsbank, and J.P.
Morgan Chase.

     For the nine months ended September 30, 2004, the aggregate compensation of the members of the supervisory board amounted to approximately (euro)2.1 million. According to German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board was approved at the June 15, 2004 annual general meeting of shareholders and remains in effect on the date of this annual report.

     The following table shows the compensation paid to individual members of the supervisory board who were active on the board during the nine months ended
September 30, 2004.

                        COMPENSATION OF SUPERVISORY BOARD

                                                                    VARIABLE
                                                    OTHER CASH       ANNUAL          TOTAL
                                 FIXED ANNUAL      REMUNERATION   REMUNERATION   REMUNERATION
NAME                         REMUNERATION (EURO)    (EURO) (1)       (EURO)         (EURO)
---------------------------------------------------------------------------------------------

Dr. Bernd Thiemann**                47,656             28,000               0         75,656
   Chairman
Reiner Nause                        68,009             32,000         128,768        228,777
   Deputy Chairman
Saad Ali Al-Shuwaib*                21,180              4,000          39,401         64,581
Dr. Hanswilhelm Bach                45,339             20,000          52,861        118,200
Ralf Becker                         45,339             20,000           5,170         70,509
Hans-Jurgen Brinkman                45,339             20,000          52,861        118,200
Chin E. Chu**                       24,159              8,000               0         32,159
Armin Droth                         45,339             20,000         119,072        184,411
Cornelius Geber**                   22,670             14,000               0         36,670
Alan R. Hirsig*                     21,180              8,000         136,388        165,568
Dr. Joannes C. M. Hovers*           21,180              8,000         135,798        164,978
Benjamin J. Jenkins**               24,159             14,000               0         38,159
Dr. Gunter Metz*                    42,361             24,000         236,852        303,213
Dr. Hanns Ostmeier**                23,662             14,000               0         37,662
Herbert Schmalz                     45,339             20,000          20,292         85,631
Dr. Ron Sommer**                    21,511             14,000               0         35,511
Dr. Alfons Titzrath*                21,180             10,000         135,737        166,917
Kendrick R. Wilson III*             21,180              6,000         135,444        162,624
---------------------------------------------------------------------------------------------
                                   606,782            284,000       1,198,644      2,089,426
=============================================================================================

(1)  Compensation for supervisory board meetings and committee memberships for
     January 1, 2004 to September 30, 2004.

*    Member of the supervisory board until May 7, 2004.

**   Appointed as a member of the supervisory board by the Konigstein local court (Amtsgericht) during May 2004.

     The table below shows the number of stock appreciation rights exercised during the nine months ended September 30, 2004. No stock appreciation rights remain outstanding for members of the Supervisory Board as of September 30,
2004.

                           STOCK APPRECIATION RIGHTS

-------------------------------------------------------------------------------------------------------------------
                                 GRANTED IN THE NINE
                                     MONTHS ENDED          EXERCISED IN THE NINE MONTHS    TOTAL RIGHTS HELD AS OF
                                SEPTEMBER 30, 2004 (1)       ENDED SEPTEMBER 30, 2004         SEPTEMBER 30, 2004
                             ---------------------------   ----------------------------   -------------------------
NAME                         NUMBER   GRANT PRICE (EURO)   NUMBER   EARNINGS (EURO) (2)   NUMBER   VALUE (EURO) (3)
-------------------------------------------------------------------------------------------------------------------

Dr. Bernd Thiemann **             0           0.00             0                 0          0              0
   Chairman
Reiner Nause                  2,350          28.93         8,900           128,768          0              0
   Deputy Chairman
Saad Ali Al-Shuwaib *         1,600          28.93         2,955            39,401          0              0
Dr. Hanswilhelm Bach          1,600          28.93         3,750            52,861          0              0
Ralf Becker                     408          28.93           408             5,170          0              0
Hans-Jurgen Brinkman          1,600          28.93         3,750            52,861          0              0
Chin E. Chu **                    0           0.00             0                 0          0              0
Armin Droth                   1,600          28.93         8,600           119,072          0              0
Cornelius Geber **                0           0.00             0                 0          0              0
Alan R. Hirsig *              1,600          28.93         9,650           136,388          0              0
Dr. Joannes C. M. Hovers *    1,600          28.93         9,650           135,798          0              0
Benjamin J. Jenkins **            0           0.00             0                 0          0              0
Dr. Gunter Metz *             3,150          28.93        17,100           236,852          0              0
Dr. Hanns Ostmeier **             0           0.00             0                 0          0              0
Herbert Schmalz               1,600          28.93         1,600            20,292          0              0
Dr. Ron Sommer **                 0           0.00             0                 0          0              0
Dr. Alfons Titzrath *         1,600          28.93         9,650           135,737          0              0
Kendrick R. Wilson III *      1,600          28.93         9,650           135,444          0              0
-------------------------------------------------------------------------------------------------------------------
                             20,308                       85,663         1,198,644          0              0
===================================================================================================================

(1)  Compensation of the supervisory board has been changed in 2004 to a fixed cash compensation only. For the fiscal year 2003, stock appreciation rights had been granted in 2004.

(2)  Income from exercise are included in compensation of the supervisory board as variable compensation.

(3)  All stock appreciation rights have been exercised by the members of the supervisory board in 2004.

*    Supervisory Board member until May 7, 2004.

Board of Management

     The aggregate amount of compensation paid during the nine months ended
September 30, 2004 to the members of the Celanese board of management was
(euro)8.6 million. The aggregate amount accrued by Celanese during the nine months ended September 30, 2004 to provide pension, retirement and similar benefits for the members of the board of management was (euro)14 million.

     The following table shows the compensation expense for the individual members of the board of management who were active on the board as of September
30, 2004.

                      TOTAL COMPENSATION EXPENSE TABLE (1)

-----------------------------------------------------------------------------------------------------
                                                                                       TOTAL CASH
NAME AND PRINCIPAL POSITION                  FIXED SALARY (EURO)   BONUS (EURO)   COMPENSATION (EURO)
-----------------------------------------------------------------------------------------------------

Claudio Sonder (2)                                  722,500          1,605,400         2,327,900
   Chairman of the Board
David Weidman (4)                                   525,000            630,000         1,155,000
   Vice Chairman & Chief Operating Officer
Perry Premdas                                       404,759          3,106,591         3,511,350
   Chief Financial Officer
Lyndon Cole                                         385,000            450,000           835,000
   Member of Board of Management
Andreas Pohlmann                                    360,000            414,000           774,000
   Chief Administrative Officer
-----------------------------------------------------------------------------------------------------
                                                  2,397,259          6,205,991         8,603,250
=====================================================================================================

(1)  Disclosure of compensation in accordance with German Commercial Code.

(2)  Included in Mr. Sonder's compensation is an accrued amount of
     (euro)858,400, which he will receive upon termination of his contract on
     October 31, 2004.

(3)  Included in Mr. Premdas' compensation is an accrued amount of
     (euro)2,644,880, which he will receive upon termination of his contract on
     October 31, 2004.

(4)  Member of the board of management until October 31, 2004.

     The table below shows the number of stock options held by the board of management as of September 30, 2004. All stock appreciation rights and most of the stock options had been exercised by September 30, 2004.

                          INCENTIVE COMPENSATION TABLE

-------------------------------------------------------------------------------------------
                                             STOCK APPRECIATION RIGHTS (SAR) (1)
-------------------------------------------------------------------------------------------
                                                               NUMBER OF
                                                                 RIGHTS
                                                             EXERCISED FOR
                                                                THE NINE
                                                                 MONTHS          EARNINGS
                                                                 ENDED             FROM
                                   NUMBER                    SEPTEMBER 30,     EXERCISE OF
NAME AND PRINCIPAL POSITION         HELD     VALUE (EURO)         2004        RIGHTS (EURO)
---------------------------        ------   --------------   -------------   --------------

Claudio Sonder..................      0            0            363,500          5,375,705
   Chairman of the Board
David Weidman...................      0            0            144,000          1,995,475
   Vice Chairman & Chief
   Operating Officer
Perry Premdas...................      0            0            188,500          2,745,382
   Chief Financial Officer
Lyndon Cole.....................      0            0             25,000            318,250
   Member of Board of Management
Andreas Pohlmann................      0            0             45,450            655,653
   Chief Administrative Officer
                                    ---          ---            -------         ----------
                                      0            0            766,450         11,090,465
                                    ===          ===            =======         ==========

-----------------------------------------------------------------------------------------
                                                    STOCK OPTIONS (1)(2)
-----------------------------------------------------------------------------------------
                                                                NUMBER OF
                                                              STOCK OPTIONS
                                                              EXERCISED FOR     EARNINGS
                                                                 THE NINE         FROM
                                                               MONTHS ENDED   EXERCISE OF
                                    NUMBER                    SEPTEMBER 30,      STOCK
NAME AND PRINCIPAL POSITION          HELD     VALUE (EURO)        2004          OPTIONS
---------------------------        -------   --------------   -------------   -----------

Claudio Sonder..................    90,000      1,908,900              0              0
   Chairman of the Board
David Weidman...................    55,000      1,166,550              0              0
   Vice Chairman & Chief
   Operating Officer
Perry Premdas...................         0              0         43,000        909,880
   Chief Financial Officer
Lyndon Cole.....................    15,000        318,150              0              0
   Member of Board of Management
Andreas Pohlmann................    13,000        275,730              0              0
   Chief Administrative Officer
                                   -------      ---------         ------        -------
                                   173,000      3,669,330         43,000        909,880
                                   =======      =========         ======        =======

(1)  No stock appreciation rights or stock options were granted to the board of management in 2004.

(2)  The stock options were valued based on their intrinsic value as of
     September 30, 2004.

Board Service Agreements

     Celanese AG has entered into service agreements with the members of its board of management as follows:

     Mr. Jakobsmeier has entered into a service agreement with Celanese AG, pursuant to which he receives (i) a base salary that is established based on a comparative analysis of base salaries paid within a selected peer group of international companies; and (ii) an annual bonus dependent on achieving the economic and personal objectives he agrees upon with the personnel and compensation committee of the supervisory board. At present, such objectives pertain to operating profit and trade working capital of Celanese on a consolidated basis. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved and could account for up to 80 percent of base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

     Drs. Cole and Pohlmann have each entered into a service agreement with
Celanese AG and an employment agreement with Celanese Corporation. The service agreements with Celanese AG cover their duties as members of the Celanese board of management; however, their compensation is governed by their employment agreements with Celanese Corporation. Pursuant to their agreements with Celanese
Corporation, Drs. Cole and Pohlmann are entitled to an annual base salary
$650,000 for Dr. Pohlmann and $700,000 for Dr. Cole and are eligible to earn an annual bonus targeted at 80 percent of base salary. In the event that either of these persons is terminated without cause (as defined in the agreement) or if he resigns for good reason (as defined in the agreement) he will be entitled to, subject to continued compliance with the restrictive covenants described below,
(i) continued payment of base salary and target bonus for one year and (ii) a pro rata bonus for the year of termination, based on actual Company performance.
The executives will be subject to customary confidentiality, intellectual property and non-disclosure covenants. In addition, the executives will be subject to noncompetition and nonsolicitation provisions during the term of employment and for a period of one year thereafter.

     Members of Celanese's supervisory board are not entitled to severance nor to change in control payments.

INCENTIVE PLANS

     In 1999, the Celanese board of management and executives of Celanese worldwide (totaling approximately 1,500 employees) were eligible to participate in the equity participation plan, which gave the participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. For the equity participation plan, the participants were required to invest over a one or two year period a defined amount of money in
Celanese shares. The number of stock appreciation rights which could be granted was defined by the required amount of money to be invested divided by the base price of the shares and multiplied by two. Approximately 82 percent of all eligible employees indicated their intent to participate in this plan through substantial investment in Celanese shares, therefore entitling participants to receive 2.6 million stock appreciation rights; 2.5 million of these stock appreciation rights were granted during 1999 and 0.1 million were granted during
2001. There were 7,500 rights granted under this plan which remain outstanding as of September 30, 2004.

     Celanese board of management members and senior executives worldwide participated in two long-term incentive plans, which gave the participants the cash difference between the base price and the price of the shares on the day of exercise. The long-term incentive plans were identical to the equity participation plan, except that they did not require an investment in Celanese shares by the participants. The base price under the 1999 long-term incentive plan as well as the equity participation plan was based on the average prices for the first 20 trading days of Celanese ordinary shares and was set at
(euro) 16.37 per share. At October 25, 1999, approximately 2.4 million stock appreciation rights were awarded to 168 employees, of which 8,650 remain outstanding as of September 30, 2004. The base price under the 2000 long-term incentive plan was based on the average prices for the 20 trading days of
Celanese ordinary shares immediately preceding January 15, 2001 and was set at
(euro) 19.56 per share. At January 15, 2001, approximately 2 million stock appreciation rights were awarded to 170 employees, of which 8,500 remain outstanding as of September 30, 2004.

     Under all three plans, every right entitled the eligible person to participate in the long-term appreciation in the price of one share of Celanese.
Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese's peer group companies as defined by Celanese's board of management*. Following a change in control of Celanese, the stock appreciation rights can be exercised during a period of six months irrespective of whether Celanese's share price has outperformed the median of the performance of the share prices of the peer group. As Celanese Europe Holdings' acquisition of Celanese constituted a change in control under the plans, the performance hurdles described in this paragraph were waived from April 6 to October 5, 2004. Thereafter, the stock appreciation rights can be exercised provided that the performance hurdles are reached and the shares are still traded on the Frankfurt Stock Exchange.

     At the Annual General Meeting of Celanese on May 15, 2002, shareholders approved the 2002 Celanese Stock Option Plan (the "2002 Plan"). The 2002 Plan
authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options were granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20 percent premium and become exercisable five years from the date of grant. Two year vesting was possible, if the market price per share outperformed the median performance of Celanese's competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20 percent higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the original exercise premium of 20 percent. The plan documents governing the 2002 Plan do not contain any provisions dealing with a change in control of Celanese. Therefore the legal terms of the stock options were not affected by the successful consummation of the Tender Offer. On July 8, 2002, 1.1 million stock options were awarded to 140 employees at an exercise price of (euro) 27.54 per share and a reference price of (euro) 22.95 per share. These stock options vested on July 8, 2004. At
September 30, 2004, 467,950 options remained unexercised. On January 31, 2003,
0.1 million stock options were awarded to 13 additional employees at an exercise price of (euro) 23.78 per share and a reference price of (euro) 19.82 per share,
76,800 of which remained outstanding as of September 30, 2004.

     For additional information related to incentive plans, see Note 22 to the
Consolidated Financial Statements.

----------
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

     Under the Domination Agreement, Celanese Europe Holding has the right to instruct the board of management to take actions and transact business, even if such actions or transactions are disadvantageous to Celanese, provided they are in the interest of Celanese Europe Holding or companies affiliated with Celanese
Europe Holding and Celanese. Although by law the supervisory board is not bound by such instructions and is entitled to approve or reject any action requiring its approval, Celanese Europe Holding can effectively overrule the supervisory board's decision by issuing a second instruction. For additional information, see Item 4. Information on the Company - Acquisition of Celanese.

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

     On May 7, 2004, Saad ali Al-Shuwaib, Alfons Titzrath, Gunter Metz, Kendrick
R. Wilson, III, Alan Hirsig, and Joannes Hovers, shareholder representatives on the supervisory board, resigned from the supervisory board. After the Konigstein local court (Amtsgericht) appointed Messrs. Chu, Jenkins, Thiemann, Ostmeier,
Sommer and Geber as shareholder representatives, the supervisory board appointed new shareholder representatives to the standing committees of the supervisory board on June 2, 2004. Celanese shareholders confirmed the court-appointed representatives at the June 15 annual meeting. In May 2000, Celanese's employees in Germany elected 10 representatives to the supervisory board. Six of these representatives took office immediately; the other four were chosen as alternates to serve in the event one of the employee representatives resigned or otherwise left his membership. Mr. Brinkmann and Mr. Schmalz assumed their positions on the supervisory board in 2002 and 2003, respectively, replacing
Gerd Decker and Werner Zwoboda, respectively. Ralf Sikorski resigned his position on September 15, 2003. As no alternate had been chosen for him, the board of management requested the Konigstein local court (Amtsgericht) to appoint a replacement in accordance with Section 104 of the Stock Corporation
Act (Aktiengesetz). The court appointed Ralf Becker to the Supervisory Board on
September 30, 2003. New elections for employee representatives are expected to take place during the first quarter of 2005.

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
Furthermore, the committee reviews Celanese's significant accounting policies and remains informed of the processes, organization and work product of the
Celanese's internal auditing function. It monitors Celanese's internal risk management and its compliance with all applicable legal and regulatory requirements. The finance and audit committee met four times during calendar year 2004. The members of the finance and audit committee until May 7, 2004 were: Alfons Titzrath (Chairman), Hanswilhelm Bach, Hans-Jurgen Brinkmann,
Gunter Metz, and Kendrick R. Wilson, III. Messrs. Titzrath, Metz and Wilson were replaced by Hanns Ostmeier (Chairman), Cornelius Geber, and Bernd Thiemann on
June 2, 2004. See also "Item 16A. Audit Committee Financial Expert," and "Item
16C. Principal Accountant Fees and Services".

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
Furthermore, it has reviewed Celanese's incentive and equity based compensation plans, and prepares the supervisory board's proposal to the annual general meeting on the election of new members of the

supervisory board. The members of the personnel and compensation committee until
May 7, 2004 were: Gunter Metz (Chairman), Alan Hirsig, and Reiner Nause. Messrs.
Metz and Hirsig were replaced by Bernd Thiemann (Chairman) and Hanns Ostmeier on
June 2, 2004. The personnel and compensation committee met four times during calendar year 2004.

     Strategy Committee. The strategy committee reviewed the strategy for
Celanese presented to it by the board of management. It kept itself informed about developments and trends in the industries in which Celanese is active.
Members of the strategy committee until May 7, 2004 were: Alan Hirsig
(Chairman), Saad Ali Al-Shuwaib, Joannes Hovers, Gunter Metz, Reiner Nause,
Herbert Schmalz and Ralf Becker. Messrs. Hirsig, Al-Shuwaib, Hovers and Metz
were replaced by Chinh Chu (Chairman), Benjamin Jenkins, Ron Sommer, and Bernd
Thiemann on June 2, 2004. The strategy committee did not meet during 2004 and was dissolved on December 6, 2004.

     Post-Tender Offer Committee. The supervisory board also established an ad hoc tender offer committee on December 15, 2003 to ensure that the supervisory board was kept fully informed of all matters connected with the Tender Offer. It was renamed the Post-Tender Offer Committee on June 2, 2004 when it expanded its responsibilities to include the Domination Agreement. The members of this committee until May 7, 2004 were: Gunter Metz (Chairman), Rainer Nause, and
Alfons Titzrath. Messrs. Metz and Titzrath were replaced by Bernd Thiemann
(Chairman) and Hanns Ostmeier on June 2, 2004. This committee met ten times during calendar year 2004 and was dissolved on December 6, 2004.

EMPLOYEES

     As of September 30, 2004, Celanese had approximately 9,050 employees worldwide from continuing operations, compared to 9,500 as of December 31, 2003.
This represents a decrease of approximately 5 percent. Celanese had approximately 5,250 employees in North America, 3,600 employees in Europe, 150 employees in Asia and 50 employees in the rest of the world. Approximately 5,500 employees, mostly in North America, were transferred out of Celanese as a result of the Recent Restructuring on October 5, 2004. The following table sets forth the approximate number of employees on a continuing basis as of the nine months ended September 30, 2004 and the year ended December 31, 2003.

                                               EMPLOYEES AS OF   EMPLOYEES AS OF
                                                SEPTEMBER 30,      DECEMBER 31,
                                               ---------------------------------
                                                     2004              2003
                                                    -----             -----
North America ..............................        5,250             5,600
   thereof USA .............................        3,750             4,000
   thereof Canada ..........................          400               400
   thereof Mexico ..........................        1,100             1,200
Europe .....................................        3,600             3,600
   thereof Germany .........................        3,000             3,000
Asia .......................................          150               200
Rest of World ..............................           50               100
                                                    -----             -----
Total Celanese Employees ...................        9,050             9,500
                                                    =====             =====

     Many of Celanese's employees are unionized, particularly in Germany,
Brazil, Belgium and France. However, less than one quarter of Celanese's former employees in the United States were unionized. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as workers' councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year, while in the United States a three year term for collective bargaining agreements is typical. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

SHARE OWNERSHIP

     As of September 30, 2004, members of the supervisory board and board of management of Celanese did not own any Celanese ordinary shares. All of the
Celanese ordinary shares held by members of the supervisory board and board of management were either tendered into the Tender Offer or otherwise sold.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The capital stock of Celanese consists of ordinary shares, no par value
(Stuckaktien), which are issued in registered form.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange in the
European Union must notify the company and the German Federal Supervisory
Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel)
of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of a company's outstanding voting rights.

     The table below sets forth, as of March 29, 2005, the number of Celanese ordinary shares held by holders of more than 5 percent of Celanese ordinary shares and their percentage ownership based on 49,881,618 Celanese ordinary shares outstanding as of September 30, 2004:

Identity of Person or Group             Shares Owned   Percent
---------------------------             ------------   -------
Celanese Europe Holding GmbH & Co. KG    42,230, 885    84.66%
Paulson & Co. Inc.*                        5,508,788    11.05%

     As of September 30, 2004, Celanese had approximately 13,500 shareholders.
Approximately 1,300 of these shareholders were U.S. holders. Based on the share register, it is estimated that eight percent of Celanese outstanding shares were held by U.S. holders as of this date. Unregistered positions, those shareholdings held by depository banks on behalf of unregistered shareholders, totaled 5 million shares or 10 percent of shares outstanding as of the nine months ended September 30, 2004.

     On June 22, 2004, Celanese entered into the Domination Agreement with its majority shareholder, Celanese Europe Holding, pursuant to which Celanese AG agreed to submit itself to the direction of, and to transfer its entire profits to, Celanese Europe Holding, and Celanese Europe Holding agreed to compensate
Celanese for any annual losses (Jahresfehlbetrag) incurred while the Domination
Agreement is in effect. The Domination Agreement was approved by shareholders at an extraordinary general meeting held on July 30-31, 2004. The Domination
Agreement was registered in the commercial register on August 2, 2004 and became operative on October 1, 2004. For more information see Domination and Profit and
Loss Transfer Agreement in Item 4. Information on the Company - Acquisition of
Celanese.

RELATED PARTY TRANSACTIONS

     As part of Celanese's cash management strategy, affiliates invest surplus funds with Celanese AG. These balances were (euro) 80 million and (euro) 79 million at September 30, 2004 and December 31, 2003, respectively. As of March
24, 2005, short-term borrowings from affiliates were (euro) 91 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average annual interest rates on these borrowings were
2.0 percent for the nine months ended September 30, 2004 as well as for the year ended December 31, 2003.

     Other than the Domination Agreement and except as noted in this section,
Celanese has not entered into any material transactions in the last three years in which any shareholder or member of its management or supervisory boards, or any associate of any shareholder or member of its management or supervisory boards has or had any

----------
*According to Paulson & Co. Inc.'s report to the German Federal Supervisory
Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel)
on February 2, 2005., they beneficially owned 10.05 percent of 54,790,369 outstanding shares. This amount includes treasury shares.

interest. Except as noted in this section, no shareholder or member of its management or supervisory boards or associate of any shareholder or member of its management or supervisory boards is or was during the last three years indebted to Celanese.

     Celanese holds two intercompany notes of Celanese Europe Holding, one having a principal amount of approximately (euro) 291 million, representing the fair market value of CAC, and the other having a principal amount of approximately (euro) 677 million, representing a receivable for intercompany debt with CAC that was transferred from Celanese AG to Celanese Europe Holding.
Each of these notes bears interest at the rate of 4.67 percent per annum.
Celanese also holds an intercompany note of BCP Acquisition GmbH & Co. KG, the parent of Celanese Europe Holding, in the principal amount of approximately
(euro) 66 million. This amount also represents a receivable for intercompany debt with CAC that was transferred from Celanese AG to BCP Acquisition GmbH &
Co. KG. This note bears interest at the rate of 5.5 percent per annum. Dresdner
Bank and its subsidiaries provided various financial and investment advisory services to Celanese in 2003, for which they were paid reasonable and customary fees. Alfons Titzrath, who had been Chairman of the supervisory board of
Dresdner Bank until May 2002, was a shareholder representative on Celanese AG's supervisory board from 1999 to 2004. See also Item 4 - Information on the
Company - Acquisition of Celanese.

     Celanese entered into an agreement with Goldman, Sachs & Co. oHG, an affiliate of Goldman, Sachs & Co., on December 15, 2003 (the "Goldman Sachs
Engagement Letter"), pursuant to which Goldman Sachs acted as its financial advisor in connection with the Tender Offer. Pursuant to the terms of the
Goldman Sachs Engagement Letter, Celanese AG paid Goldman Sachs a financial advisory fee equal to (euro) 11,000,000 and a discretionary bonus of
(euro) 4,000,000. Celanese AG has agreed to reimburse Goldman Sachs for all its reasonable expenses and to indemnify Goldman Sachs and related persons for all direct damages arising in connection with the Goldman Sachs Engagement Letter.
Kendrick R. Wilson, III, Vice Chairman - Investment Banking of Goldman Sachs,
was a shareholder representative on Celanese's supervisory board from 1999 to
2004.

ITEM 8. FINANCIAL INFORMATION

     See "Item 18. Financial Statements" and pages F-1 through F-69 for
Consolidated Financial Statements and Other Financial Information.

EXPORT SALES

     During the nine months ended September 30, 2004, approximately (euro) 263 million or 24 percent of all U.S. sales and approximately (euro) 571 million or
56 percent of all German sales were export sales.

LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. See also Note 25 to the Consolidated
Financial Statements.

     Plumbing Actions

     CNA Holdings, along with Shell, DuPont and others, have been the defendants in a series of lawsuits, including a number of class actions, alleging that plastics manufactured by these companies that were utilized in the production of plumbing systems for residential property were defective or caused such plumbing systems to fail. Based on, among other things, the findings of outside experts and the successful use of Ticona's acetal copolymer in similar applications, CNA
Holdings does not believe Ticona's acetal copolymer was defective or caused the plumbing systems to fail. In many cases CNA Holdings' exposure may be limited by invocation of the statute of limitations since Ticona ceased selling the acetal copolymer for use in the plumbing systems in site built homes during 1986 and in manufactured homes during 1990. As CNA Holdings was transferred out of Celanese as a part of the Recent Restructuring, Celanese will no longer bear liability for these matters.

     Sorbates Antitrust Actions

     In 1998, Nutrinova, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the United States District Court for the Northern
District of California in connection with a criminal antitrust suit relating to the sorbates industry. In May 1999, Hoechst and the U.S. Federal
Government entered into an agreement under which Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the United States. Hoechst and the U.S. Federal Government agreed to recommend that the U.S. District Court fine Hoechst $36 million, payable over five years, with the last payment of $5 million being paid in June 2004. Hoechst also agreed to cooperate with the U.S.
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
Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd. operated a cartel in the
European sorbates market between 1979 and 1996. The European Commission imposed a total fine of (euro) 138.4 million, of which (euro) 99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the European Commission's decision in December 2003, and that appeal is still pending.

     In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst,
Nutrinova, and our other subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. One private action, Kerr v. Eastman Chemical Co. et al., is still pending in the Superior Court of New Jersey, Law Division, Gloucester County. The
plaintiff alleges violations of the New Jersey Antitrust Act and the New Jersey
Consumer Fraud Act and seeks unspecified damages.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the attorneys general of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July
2003. Since October 2002, the attorneys general for New York, Illinois, Ohio,
Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to Hoechst,
Nutrinova and Celanese. A motion for reconsideration is pending in Nevada. An appeal filed in Idaho was dismissed and that dismissal was upheld by the Idaho
Supreme Court. The Ohio and Illinois actions have been settled. The New York action, New York v. Daicel Chemical Industries Ltd., et al. pending in the New
York State Supreme Court, New York County, is the only attorney general action still pending; it too seeks unspecified damages. All antitrust claims in this matter were dismissed by the court in September 2004; however other state law claims are still pending. Hoechst and Nutrinova have filed an appeal of the court's denial of the motion to dismiss the remaining claims. A settlement agreement with the attorneys general of Connecticut, Florida, Hawaii, Maryland,
South Carolina, Oregon and Washington is currently being negotiated and these attorney generals have been granted extensions of the tolling agreement.

     Although the outcome of the foregoing proceedings and claims cannot be predicted with certainty, we believe that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on our financial position, but may have a material adverse effect on the results of operations or cash flows in any given period. In the demerger agreement, Hoechst agreed to pay 80 percent of liabilities that may arise from the government investigation and the civil antitrust actions related to the sorbates industry.

     Acetic Acid Patent Infringement Matters

     Celanese International Corporation v. China Petrochemical Development
Corporation--Taiwan Kaohsiung District Court. In February 2001, Celanese
International Corporation, then an indirect, wholly-owned subsidiary of
Celanese, filed a private criminal action for patent infringement against China
Petrochemical Development Corporation, or CPDC, alleging that CPDC infringed
Celanese's patent covering the manufacture of acetic acid. This criminal action was subsequently converted to a civil action alleging damages against CPDC based on a period of infringement of 5 years, 1996-2000, and based on CPDC's own data and as reported to the Taiwanese securities and exchange commission. Celanese's patent was held valid by the Taiwanese Patent Office. As Celanese

International Corporation was transferred out of Celanese as part of the Recent
Restructuring, this action, which is still pending, will no longer be reported by Celanese.

     Shareholder Litigation

     Celanese is a defendant in the following nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court
(Landgericht):

     o    Mayer v. Celanese AG

     o    Knoesel v. Celanese AG

     o    Allerthal Werke AG and Dipl.-Hdl. Christa Gotz v. Celanese AG

     o    Carthago Value Invest AG v. Celanese AG

     o    Prof. Dr. Ekkehard Wenger v. Celanese AG

     o    Jens-Uwe Penquitt & Claus Deiniger Vermogensverwaltung GbR v. Celanese
          AG

     o    Dr. Leonhard Knoll v. Celanese AG

     o    B.E.M. Borseninformations- und Effektenmanagement GmbH v. Celanese AG

     o    Protagon Capital GmbH v. Celanese AG

     Further, several minority shareholders have joined the proceedings via a third party intervention in support of the plaintiffs. Celanese Europe Holdings has joined the proceedings via a third party intervention in support of
Celanese. On September 8, 2004, the Frankfurt District Court consolidated the nine actions.

     Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July
30 - 31, 2004, based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders.

     Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein local court (Amtsgericht) and the
Frankfurt district court, both with a view to have the registration of the
Domination Agreement in the Commercial Register deleted
(Amtsloschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Celanese Europe Holdings and its related entities at the time of the tender offer and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the commercial register.

     Based upon information available as of the date of this annual report, the outcome of foregoing proceedings cannot be predicted with certainty. The time period to bring forward these challenges has expired.

     The amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. Several minority shareholders of Celanese had initiated special award proceedings seeking the court's review of the amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich)
offered under the Domination Agreement. However, the court dismissed all of these proceedings in March 2005 on the grounds of inadmissability. The dismissal is subject to appeal.

     Other Matters

     Celanese Ltd. and/or CNA Holdings, Inc., both of which were our U.S.
subsidiaries as of September 30, 2004, are defendants in approximately 800 asbestos cases. Because many of these cases involve numerous plaintiffs, we are subject to claims significantly in excess of the number of actual cases. As both
Celanese Ltd. and CNA Holdings

were transferred out of Celanese in the Recent Restructuring, Celanese will no longer bear liability for these matters.

DIVIDEND POLICY

     Dividend. At the annual shareholders' meeting on June 15, 2004, Celanese shareholders approved payment of a dividend for the fiscal year ended December
31, 2003 of (euro) 0.12 per share. For the short fiscal year ended September 30,
2004, Celanese will not be able to pay a dividend to its shareholders. As part of the preparation of the financial statements for the fiscal year ended
September 30, 2004, Celanese conducted a valuation of its assets, which resulted in a further non-cash impairment charge to the value of CAC as of September 30,
2004. Due to the size of this charge, Celanese does not have any distributable retained earnings, which will prevent it from declaring a dividend to its shareholders for the short fiscal year 2004. Any minority shareholder of
Celanese who elects not to sell its shares to Celanese Europe Holding in connection with the offer to the minority shareholders will, unless a squeeze-out is effected, be entitled to remain a shareholder of Celanese and to receive the guaranteed fixed annual payment on its shares, in lieu of any future dividends for any fiscal years commencing after September 30, 2004, as long as the Domination Agreement remains in effect.

     The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain its shares was based on an analysis of the fair enterprise value of Celanese as of the date of the relevant shareholders' meeting on July 30 - 31, 2004, assuming a full distribution of profits. According to the Domination Agreement, the gross guaranteed fixed annual payment is (euro) 3.27 per share less certain corporate taxes. See Item
4. Acquisition of Celanese - Domination and Profit and Loss Transfer Agreement.

SIGNIFICANT CHANGES

     As part of the Recent Restructuring, Celanese transferred all of the outstanding shares in CAC to Celanese Europe Holding for an unsecured note in an amount equal to CAC's fair market value of (euro) 291 million. Celanese Europe
Holding then transferred all outstanding capital stock of CAC to BCP Caylux for
(euro) 291 million in partial satisfaction of a loan owing to BCP Caylux. In addition, CPO, a wholly owned subsidiary of Celanese AG, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to Celanese Europe Holding. This transfer was made equal to CPO's fair market value of (euro) 13 million. As a result of these transfers, Celanese AG now serves primarily as the holding company for the European business and certain
Asian businesses of Celanese Corporation, the ultimate parent of Celanese Europe
Holding and Celanese AG.

     As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, CAC's term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Since the Recent Restructuring,
Celanese AG and its subsidiaries have no longer been named parties under the credit facilities entered into by Celanese Americas Corporation in connection with the Tender Offer. As of September 30, 2004, Celanese AG had net
intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes were replaced with unsecured notes with non-consolidated affiliates for approximately (euro) 1 billion. These unsecured notes bear interest at 4.67 percent per annum and mature in 2009.

     CAC had a trade receivable securitization program, which allowed participating operating subsidiaries to sell up to $120 million ((euro) 97 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese AG maintains an investment grade debt rating.
As of September 30, 2004, Celanese AG was in the process of renegotiating the trade receivable securitization program and therefore there were no outstanding sales of receivables under this program for the nine months ended September 30,
2004. Due to the Recent Restructuring, this program has been terminated.

     Celanese had outstanding letters of credit amounting to (euro) 143 million at September 30, 2004, which were reduced to (euro) 25 million after the Recent
Restructuring. Celanese also had operating lease commitments of (euro) 166 million at September 30, 2004, which was reduced to (euro) 111 million after the
Recent Restructuring. Additionally, Celanese had (euro) 700 million under take-or-pay contracts at September 30, 2004, which were reduced to (euro) 574 million after the Recent Restructuring.

     As this is a transaction between entities under common control, the transfer of CAC and CPO will be recorded as a deemed dividend to Celanese Europe
Holding at the historical cost net book value of CAC and CPO which will,

upon finalization of the adjustments associated with the transfer, be reflected as a net reduction in shareholders' equity. Management is in the process of determining the potential impact of the transfers on the Company's financial statements. The transfer of CPO is not expected to have a material effect on the
Company's financial position or results of operations and cash flows.

     In addition to the transfers of CAC and CPO, in December 2004, Celanese approved a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and its interest in Pemeas
GmbH, the fuel cell joint venture included in the Other Activities segment. As a result of this decision, Celanese recorded an impairment loss of (euro) 25 million related to the COC business during the three months ended December 31,
2004. The operating loss for COC was (euro) 31 million for the year ended
December 31, 2003 and (euro) 22 million for the nine months ended September 30,
2004. The operating loss for the fuel cell business was (euro) 10 million for the year ended December 31, 2003 and (euro) 6 million for the nine months ended
September 30, 2004. The Company also expects that in the three months ended
December 31, 2004, equity in net earnings of affiliates will include a (euro) 9 million charge, representing Celanese AG's portion of restructuring charges recorded by its European oxo chemicals joint venture. In March 2005, Celanese received (euro) 56 million for an early contractual settlement of receivables related to the sale in 2000 of its 50% interest in the Vinnolit Kunstoff GmbH venture. The majority of the cash to be received is expected to be recognized as a gain during the three months ended March 31, 2005.

     Subsequent to September 30, 2004, Celanese Corporation, Celanese's ultimate parent completed an initial public offering of its Series A common stock. The offering of Series A common stock was made concurrently with the offering of shares of Celanese Corporation's preferred stock. In contemplation of this initial public offering, in December 2004, Celanese Corporation approved a stock incentive plan for executive officers, key employees and directors, a deferred compensation plan for executive officers and key employees as well as other management incentive programs. Celanese anticipates recording expense of
(euro) 10 million related to the new compensation plans during the three months ended December 31, 2004. (See also Item 4. Information on the Company -
Acquisition of Celanese and Note 30 to the Consolidated Financial Statements).

ITEM 9. THE OFFER AND LISTING

NATURE OF TRADING MARKET

     Celanese shares are listed on the Frankfurt Stock Exchange and trade under the symbol "CZZ", under the German securities code number (Wertpapierkennnummer)
575 300 and under the International Securities Identification Number DE
0005753008. Since the Celanese shares are in registered form, they may be traded in the United States without a depositary receipt facility. Celanese shares were delisted from the New York Stock Exchange on June 2, 2004. Since then, Celanese shares traded over the counter in the United States. Because the shares are not traded on an organized exchange, trading tends to be less frequent, which could result in a lack of liquidity for the shares.

     The transfer agents for Celanese ordinary shares are registrar services
GmbH in Germany, or the Transfer Agent, and Mellon Investor Services in the
United States, or the U.S. Transfer Agent.

Trading on the Frankfurt Stock Exchange

     The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG, is the most significant of the eight German stock exchanges and accounted for approximately 96 percent of the turnover in exchange-traded shares in Germany in
2003. As of September 30, 2004, the equity securities of 6,087 corporations, including 5,270 foreign corporations, were traded on the Frankfurt Stock
Exchange.

     Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 5:00 p.m., Central European Time. Securities listed on the Frankfurt Stock Exchange are generally traded in the auction market, but they also change hands in interbank dealer markets.

     On behalf of the Frankfurt Stock Exchange, the Association of Members of
the Frankfurt Stock Exchange (Kursmaklerkammer Frankfurt am Main) publishes an official daily list of quotations (Amtliches Kursblatt) containing the fixed prices as well as the yearly high and low prices for all traded securities.

     A computerized trading system known as Xetra is operated by Deutsche Borse.
Trading may be conducted only by banks and securities dealers who have been admitted to trading on at least one German stock exchange. Trading through the Xetra system takes place from 9:00 a.m. to 5:00 p.m., Central
European Time, on each business day. Celanese shares are traded through the
Xetra system.

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

     A quotation can be suspended by the Frankfurt Stock Exchange if orderly trading is temporarily endangered or if a suspension is deemed to be necessary in order to protect the public. Trading activities on the German stock exchanges are monitored by the German Federal Supervisory Authority for Securities Trading
(Bundesaufsichtsamt fur den Wertpapierhandel), the respective German state stock exchange supervisory authorities and the respective supervisory authorities for securities trading at the individual stock exchanges.

     On October 16, 2002, the Frankfurt Stock Exchange adopted principles relating to a new equity market segmentation, which went into effect on January
1, 2003. Companies admitted to the General Standard segment must meet the requirements set forth under German law. Companies admitted to the Prime
Standard segment must meet higher, internationally accepted transparency standards, such as financial reporting in accordance with an internationally accepted financial reporting standard, in addition to the German legal requirements. Celanese withdrew from the Prime Standard segment on August 12,
2004.

     Celanese shares were included in the M-DAX index from March 20, 2000 to
June 20, 2004. The M-DAX is a continuously updated performance index of the lower 50 of the top 80 German highly capitalized companies. The shares included in the M-DAX are, in principle, selected on the basis of their stock exchange turnover and their market capitalization and must comply with the Prime Standard requirements.

     The tables below set forth, for the periods indicated, the high and low sales prices on the Xetra System for Celanese ordinary shares from January 1,
2000, as reported by that exchange.

                                                                PRICE PER
                                                             ORDINARY SHARE
                                                             --------------
                                                               HIGH    LOW
                                                              -----   -----
                                                               (IN (EURO))
                                                              -------------
Annual Highs and Lows
2000......................................................    25.25   16.50
2001......................................................    28.00   14.91
2002......................................................    27.75   15.70
2003......................................................    32.61   12.51
2004 (January 1 through September 30).....................    45.24   31.43

Quarterly Highs and Lows
2003
   First Quarter..........................................    22.52   12.51
   Second Quarter.........................................    22.10   15.70
   Third Quarter..........................................    31.88   20.52
   Fourth Quarter.........................................    32.61   25.99
2004
   First Quarter .........................................    33.95   31.43
   Second Quarter.........................................    44.00   33.25
   Third Quarter..........................................    45.24   43.26
2005
   First Quarter (October 1 through December 31, 2004)....    45.90   43.90
   Second Quarter (January 1 through March 29, 2005)......    50.90   45.13

                                                                PRICE PER
                                                             ORDINARY SHARE
                                                             --------------
                                                               HIGH    LOW
                                                              -----   -----
                                                               (IN (EURO))
                                                              -------------
Monthly Highs and Lows
2004
   September..............................................    44.85   44.00
   October................................................    45.50   43.90
   November...............................................    45.90   44.54
   December...............................................    45.70   45.00
2005
   January................................................    47.44   45.13
   February (through March 29, 2005)......................    49.89   45.50

     Based on turnover statistics supplied by both the Frankfurt Stock Exchange and Xetra, the average daily volume of Celanese ordinary shares traded between
January 1, 2004 and September 30, 2004 was 4,583 on the Frankfurt Stock Exchange
and 87,065 on Xetra.

     On March 29, 2005 the closing sales price per Celanese ordinary share on the Xetra System was (euro) 46.10, which was equivalent to U.S.$59.53 per ordinary share, translated at the Noon Buying Rate for euro on such date. See the discussion under "Item 3. Key Information - Exchange Rate Information" with respect to rates of exchange between the dollar and the euro.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

Organization and Register

     Celanese AG is a stock corporation organized in the Federal Republic of
Germany under the Stock Corporation Act (Aktiengesetz). It is registered in the
Commercial Register (Handelsregister) maintained by the local court in
Konigstein im Taunus, Germany, under the entry number HRB 5277.

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

     However, under the Domination Agreement that became effective on October 1,
2004, the Board of Management may be compelled to take actions that are disadvantageous to Celanese if the board of management is instructed to do so by
Celanese Europe Holding, and provided that such instructions are in the interest of Celanese Europe Holding or its affiliates. The board of management may only refuse to comply with any such instruction, if, at the time such instruction is given, (i) it is, in the opinion of the board of management of Celanese, obviously not in the interests of Celanese Europe Holding or its affiliates,
(ii) in the event of a disadvantageous instruction, the negative consequences to
Celanese are disproportionate to the benefits to Celanese Europe Holding or its affiliates, (iii) compliance with the instruction would violate legal or statutory restrictions, (iv) compliance with the instruction would endanger the existence of Celanese; or (v) it is doubtful whether Celanese Europe Holding will be able to fully compensate Celanese, as required by the Domination
Agreement, for its annual loss (Jahresfehlbetrag) incurred during the fiscal year in which such instruction is given. The supervisory board is not bound by instructions issued by Celanese Europe Holding under the Domination Agreement.
If Celanese Europe Holding instructs the board of management to take an action that requires the supervisory board's approval and such approval is not given, the board of management nevertheless has to comply with such instruction if
Celanese Europe Holding repeats it.

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

Ordinary Shares

     The share capital of Celanese AG consists of (euro) 140,069,354 divided into 54,790,369 ordinary shares of no par value issued in registered form, of which 4,908,751 ordinary shares are held by the company as treasury stock as of
September 30, 2004. Record holders of ordinary shares are registered in Celanese
AG's share register (Aktienregister). The share register is administered on behalf of Celanese AG by registrar services GmbH, as transfer agent and registrar in Germany and by Mellon Investor Services as transfer agent and registrar in the United States.

     Celanese AG also has (euro) 6,391,148 in contingent capital. The contingent capital may only be used to grant stock options to members of the board of management and other senior managers of Celanese AG and its subsidiaries.
Celanese does not expect to issue any further stock options.

Dividends

     Pursuant to the Domination Agreement, minority shareholders receive a guaranteed fixed annual payment on their shares, in lieu of any future dividends for the fiscal years starting after September 30, 2004. The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain his or her shares was based on an analysis of the fair enterprise value of Celanese as of the date of the shareholders' meeting on July
30 - 31, 2004, assuming a full distribution of profits. The gross guaranteed fixed annual payment is (euro) 3.27 per share less certain corporate taxes. See
Item 8. Financial Information - Dividend Policy

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

     Celanese Europe Holding, through its 84 percent voting power at any
Celanese shareholders' meeting, has the ability to approve all of the above items.

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

     The German Takeover Act (Wertpapiererwerbs- und Ubernahmegesetz), which became effective on January 1, 2002, standardizes the rules applicable to public bids for the shares in German public stock corporations. The German Takeover Act includes, among other things, a set of definitive rules applying to the company's action in the case of a hostile takeover situation. As a general rule, the board of management is obliged to remain neutral in such circumstances.
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

     The German Securities Trading Act requires holders of voting securities of a company whose shares are listed on a stock exchange to notify the company and the German Federal Supervisory Authority for Securities Trading
(Bundesaufsichtsamt fur den Wertpapierhandel) of the number of shares they hold if that number reaches, exceeds or falls below 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the company's outstanding voting rights.
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

MATERIAL CONTRACTS

     As of September 26, 2002, Madionova GmbH, a wholly-owned subsidiary of
Celanese AG, entered into a Master Purchase Agreement with Clariant
International AG to purchase Clariant's European, U.S. and Canadian emulsions business and seller's worldwide emulsion powders business, excluding Japan, including Clariant's emulsions and emulsion powders plants in Frankfurt am Main,
Germany, Tarragona, Spain, Perstorp, Sweden, and Koper, Slovenia. The business was acquired for a purchase price of CHF 213.5 million ((euro) 147 million) and closed on December 31, 2002. For further information on the acquisition, see
"Item 4. Information on the Company - Acquisitions and Divestitures", as well as
Note 7 to the Consolidated Financial Statements.

     In connection with the Tender Offer, in April 2004 Celanese Americas
Corporation or CAC, at the time a wholly owned subsidiary of Celanese AG, became a party to credit facilities whereby substantially all of the assets of CAC and its U.S. subsidiaries, as well as 65 percent of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders. These facilities were refinanced and the aggregate principal amount was increased to approximately $1,985 million ((euro) 1,527 million) in January 2005. CAC and its U.S. subsidiaries have access to approximately $608 million ((euro) 490 million) under these credit facilities.
CAC also borrowed $359 million ((euro) 289 million) from BCP Caylux, an indirect parent of Celanese Europe Holding at a variable rate, a portion of which was used to repay $175 million ((euro) 140 million) of debt, scheduled to mature in
2005 and 2008, and (euro) 48 million of additional debt scheduled to mature in
2009. The $359 million ((euro) 289 million) from BCP Caylux was also used to prefund pension obligations. As of September 30, 2004, approximately 94 percent of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated in euros. (See Note 30). BCP Crystal may, at its discretion, designate Celanese AG or any of its subsidiaries a borrower if BCP
Crystal under these credit facilities.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German
Central Bank (Deutsche Bundesbank), any payment (other than those for the import or export of goods or the payment or repayment of short term loans and deposits)
received from or made to an individual or a corporation resident outside Germany if such payment exceeds (euro) 12,500 or the equivalent in a foreign currency.
In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed
(euro) 5 million or the equivalent in a foreign currency during any one month.
German residents must also report any direct investment outside Germany if such investment exceeds 10 percent of the total investment (unless such investment is in a company having total assets of less than (euro) 3 million).

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

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS
AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING
CELANESE SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE
UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING
CELANESE SHARES.

Taxation of Dividends

     Under German law, German corporations are required to withhold tax on dividends distributed in 2004 out of prior years profits in an amount equal to
20 percent of the gross amount paid to resident and nonresident shareholders.
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

     In the case of any Qualified Holder, the German withholding tax on dividends paid in 2004 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each U.S.$100 of gross dividend paid by Celanese in 2004 to a
Qualified Holder, the dividend after partial refund of the 20 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S.$15. Thus, for each U.S.$100 of gross dividend, the
Qualified Holder will include U.S.$100 in gross income and may be entitled to a foreign tax credit of U.S.$15, subject to applicable limitations of United
States federal income tax law.

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

Refund Procedures

     To claim the refund reflecting the current reduction of the German withholding tax from 20 percent to 15 percent, and the refund of the 5.5 percent
German surtax, when applicable, a Qualified Holder must submit a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the

paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The
German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the
Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C.
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

     Upon a sale or other disposition of Celanese shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified
Holder's adjusted tax basis in Celanese shares. In the case of an individual
Qualified Holder of Celanese shares, any such capital gain will be subject to a maximum United States federal income tax rate of 15 percent, if the individual
Qualified Holder's holding period in these Celanese shares is more than 12 months.

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

German Capital Tax (Vermogensteuer)

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
Operating and Financial Review and Prospects" and Notes 2 and 23 to the
Consolidated Financial Statements.

INTEREST-RATE RISK MANAGEMENT

     The following tables provide information about Celanese's use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of September 30, 2004. The information is presented in euro equivalents, which is Celanese's reporting currency, at September 30,
2004 exchange rates.

                      INTEREST-RATE RISK MANAGEMENT - DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                              AVERAGE INTEREST RATE
                               SEPTEMBER 30, 2004

                                                                                              FAIR VALUE
                                                                                            SEPTEMBER 30,
                                    2005   2006   2007   2008   2009   THEREAFTER   TOTAL       2004
                                   -----   ----   ----   ----   ----   ----------   -----   -------------
                                                 (IN (EURO) MILLIONS, EXCEPT PERCENTAGES)
                                   ----------------------------------------------------------------------

DEBT, INCLUDING CURRENT PORTION
Fixed rate (U.S. dollar) .......    13.1    0.6   8.7    0.7    11.9     149.6      184.6       182.6
Average interest rate ..........     6.3%   9.0%  5.5%   9.0%    7.2%      6.4%        --          --
Variable rate (U.S. dollar) ....     2.8     --    --     --      --     286.8      289.6       289.6
Average interest rate ..........     2.4%    --    --     --      --       3.7%        --          --
Fixed rate (euro) ..............     3.9   23.0   0.1    0.1     0.1       0.7       27.9        27.9
Average interest rate ..........     4.8%   4.8%  7.5%   7.5%    7.5%      7.5%                    --
Variable rate (euro) ...........    82.6    1.5   0.9    0.2      --        --       85.2        85.2
Average interest rate ..........     2.3%   2.9%  3.4%   3.4%     --                   --          --
Other currencies ...............     0.1     --    --     --      --        --        0.1         0.1
   TOTAL .......................   102.5   25.1   9.7    1.0    12.0     437.1      587.4       585.4

     For Celanese's fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at September 30, 2004. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at September 30, 2004.

FOREIGN-EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in exchange rates as of September 30, 2004. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency forward contracts entered into by Celanese have a term of generally less than one year. Celanese had approximately (euro) 498 million notional amount of foreign currency forward contracts outstanding in various currencies at September 30, 2004. There were no foreign currency options outstanding as of September 30, 2004.

                                                    AVERAGE
                                      CONTRACT     CONTRACTUAL     FAIR VALUE
                                       AMOUNT        FORWARD      SEPTEMBER 30,
CURRENCY PAIRS                       BUY (SELL)   EXCHANGE RATE       2004
--------------                       ----------   -------------   -------------
                                       (IN (EURO) MILLIONS, EXCEPT FOR AVERAGE
                                          CONTRACTUAL FORWARD EXCHANGE RATE)
                                     ------------------------------------------
FOREIGN CURRENCY FORWARD CONTRACTS

EURO
U.S. dollar.......................     (449.9)         1.2166          12.1
Japanese yen......................       (2.1)       122.3180           1.1
British pound.....................      (10.2)         0.6832           0.1
Canadian dollar...................       27.1          1.5745           0.2
Australian dollar.................        0.8          1.7210           0.0
Swedish Krona.....................       (7.6)         9.0560           0.0

     Most of the foreign currency forward contracts are currency swaps entered into to hedge inter-company loans.

COMMODITY RISK MANAGEMENT

     Celanese recognized losses of (euro) 1 million, (euro) 3 million and less than (euro) 1 million from natural gas swap contracts during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts was (euro) 0 million, (euro) 0 million and
(euro) 1 million at September 30, 2004 and December 31, 2003 and 2002,
respectively, which are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported in earnings. Celanese did not have any open commodity swaps as of
September 30, 2004. Celanese had open swaps with a notional amount of (euro) 4 million as of December 31, 2003.

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

STOCK BASED COMPENSATION RISK MANAGEMENT

     As of December 31, 1999, Celanese had 1.2 million call options on its own ordinary shares outstanding to offset the costs associated with the 1999 long-term incentive plan and the 1999 equity participation plan. These options had a maturity of six months, a strike price of (euro) 16.37 per share and an average premium of (euro) 3.16 per share. The total premium as of December 31,
1999 was (euro) 3.8 million. During 2000, Celanese purchased an additional 3.9 million call options to offset the costs associated with these plans. These options had a maturity of six months, a strike price of (euro) 16.37 per share and an average premium of (euro) 6.46 per share. The total premium as of
December 31, 2000 was (euro) 25.2 million. The program enabled Celanese to receive shares upon exercise of any purchased call options. As part of the share buy-back program approved at the annual general meeting held in May 2000,
Celanese used the call options to purchase 5.1 million shares of treasury stock.
During 2001, Celanese purchased call options for one million shares of Celanese stock to partially offset its exposure of the 2000 LTIP. These options have a maturity of two years, a strike price of (euro) 19.56 per share and an average premium of (euro) 4.39 per share. The options allow settlement in cash only.
These options expired during 2003. As a result, a net loss of (euro)1 million was recorded to

interest and other income, net in 2003. See "Item 6. Directors, Senior
Management and Employees - Compensation of Directors and Officers - Incentive
Plans."

     After canceling 1,125,000 of its treasury stock at the end of 2002,
Celanese repurchased an additional 284,798 shares in 2002 and 749,848 shares in
2003. Any further share repurchases by Celanese will be consistent with its overall financial priorities at the time. See "Item 5. Operating and Financial
Review and Prospects - Market Risks")

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     We hereby incorporate information called for by this item by reference to our Form 6-K filed on June 23, 2004. See also Item 4. Information on the Company
- Acquisition of Celanese - Domination and Profit and Loss Transfer Agreement.

ITEM 15. CONTROLS AND PROCEDURES

     In 2004, certain members of our accounting staff identified two significant deficiencies in internal controls in the computation of certain accounting adjustments. These deficiencies were discovered in addition to, and separate from, the evaluation process we are conducting in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which is further described below. The first deficiency was identified during the quarter ended June 30,
2004 by members of our corporate financial reporting group and related to the qualifications and ability of certain accounting managers to initially calculate the change from the LIFO (last-in, first-out) method of accounting for inventories to FIFO (first-in, first-out) and the resulting failure of such employees to correctly make such calculations. The second was identified during the quarter ended June 30, 2004 by one of our financial accounting managers and related to an omitted employee benefit accrual due to the failure to provide the applicable employment contracts to the actuary prior to the cut-off date for the
December 31, 2003 pension valuation. Corrective actions taken by us included an internal audit review, the development of enhanced guidelines, the termination and reassignment of responsible persons and an elevation of the issues to the supervisory board. The significant deficiencies noted were identified and corrected in the quarter ended September 30, 2004 and thus did not exist as of
September 30, 2004.

     On March 30, 2005, KPMG, our independent auditors, informed us that they had identified a material weakness of our parent, Celanese Corporation, which may have an affect on Celanese. This weakness was determined in the course of the audit of Celanese Corporation's consolidated financial statements for the nine months ended December 31, 2004. The weakness related to conditions preventing our adequately researching, documenting, reviewing and concluding on accounting and reporting matters which resulted in adjustments that had to be recorded to prevent our consolidated financial statements from being materially misleading. The conditions largely related to significant increases in the frequency of, and the limited amount of time and technical accounting resources available to address, complex accounting matters and transactions and to prepare
Celanese Corporation's simultaneous debt and equity offerings during the year-end closing process. We are taking steps to ensure that adequate time is made available for company personnel to adequately research, document, review and conclude on accounting and reporting matters. These initiatives have materially affected or are reasonably likely to affect our internal controls over financial reporting.

     On September 28, 2004, Celanese performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this annual report and filed with the Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed with the participation of Celanese's key senior management, its financial and legal advisors, and under the supervision of

Celanese's Chief Executive Officer (CEO), and its Chief Financial Officer (CFO).
Celanese's management, including the CEO and CFO, concluded that its disclosure controls and procedures were effective, and that there were no significant deficiencies in the design or operation of such disclosure controls and procedures. There was no evidence of fraud involving management or other employees who have a significant role in Celanese's internal controls and procedures for financial reporting. There have been no significant changes in
Celanese's internal controls over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

     Beginning with the fiscal year ending September 30, 2006, Section 404 will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain (1) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for us, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective, and
(4) a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting.

     In connection therewith, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of
Section 404. In the course of our ongoing Section 404 evaluation, we have identified areas of internal controls that may need improvement, and plan to design enhanced processes and controls to address these and any other issues that might be identified through this review. Currently, none of the identified areas that need improvement have been categorized as significant deficiencies or material weaknesses, individually or in the aggregate. However, as we are still in the evaluation process, we may identify conditions that may result in significant deficiencies or material weaknesses in the future.

     We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations.
If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Commission. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.
Any such action could negatively affect our results.

     We expect to incur expenses in an aggregate of approximately (euro) 2.5 million to (euro) 4 million in the 2005 fiscal year in connection with our compliance with Section 404.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     In the past, the Supervisory Board had determined that Alfons Titzrath qualified as the financial expert of its finance and audit committee in accordance with the Commission's rules in connection with the Sarbanes-Oxley Act of 2002. Since Mr. Titzrath's resignation on May 7, 2004, the finance and audit committee has not had a financial expert. On December 6, 2004, the Supervisory
Board determined that, since Celanese AG is no longer a New York Stock Exchange listed company and since German law does not require the finance and audit committee to have such a financial expert, it was not necessary to nominate a financial expert in accordance with the Commission's rules in connection with the Sarbanes-Oxley Act of 2002.

ITEM 16B. CODE OF ETHICS AND GOVERNANCE MATTERS

     Celanese's Global Business Conduct Policy or BCP sets forth universal rules of conduct for company management, including the Chief Executive Officer, Chief
Financial Officer, and Chief Accounting Officer, as well as for all employees.
The policy requires employees and management to act honestly and ethically in all their dealings, and promotes the ethical handling of actual or apparent conflicts of interest. It calls for full, fair, accurate, timely and understandable disclosure in periodic reports and public communications and adherence to applicable

laws, rules and regulations. Violations of the BCP may be subject to severe disciplinary action, up to and including termination of employment. Various help lines have been established so that every Celanese employee, regardless of where the employee works, can contact a regional coordinator directly in the event that he or she would like to voice policy concerns or report policy infringements or risks affecting Celanese. All Celanese management and employees receive periodic BCP training, either electronically or in person, and management as well as a majority of Celanese employees must certify annually in writing that they have read, understood, and are in compliance with the BCP.
During the first nine months of 2004, Celanese did not make any amendments to, or waivers from, the BCP relating to its Chief Executive Officer or senior financial officers. The BCP can be found on Celanese's website at
www.celanese.com.

     Celanese currently communicates its governance standards internally and externally. Celanese has a link on corporate governance issues on its Internet website at http://www.celanese.com/index/celanese_ag/governance.htm. This site provides information about Celanese's corporate governance practices, such as its corporate governance guidelines, the statement of compliance with the German
Corporate Governance Code, as well as any current certifications made by
Celanese or its responsible governing bodies.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprufungsgesellschaft or KPMG has served as Celanese's independent auditor for the nine months ended September 30, 2004 and for each of the years ended December 31, 2003 and December 31, 2002 and, for which audited financial statements appear in this annual report. The independent auditor is selected each year at the Annual General Meeting. Celanese's supervisory board will propose to the Annual General Meeting to be held on May 19, 2005 that KPMG be selected as the independent auditor for the 2005 fiscal year.

     In the annual meeting held on June 15, 2004, our shareholders appointed
KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprufungsgesellschaft (KPMG),
Frankfurt am Main, to serve as our independent auditors for the 2004 short fiscal year. KPMG billed the following fees for professional services during the nine months ended September 30, 2004 and the year ended December 31, 2003:

                    FOR THE NINE
                    MONTHS ENDED           FOR THE YEAR
                   SEPTEMBER 30,              ENDED
TYPE OF FEES            2004            DECEMBER 31, 2003
-------------   --------------------   --------------------
                ((euro) in millions)   ((euro) in millions)
Audit                   2.1                   2.8
Audit-Related            .4                    .1
Tax                      .6                    .4
All Other                --                    .5
                        ---                   ---
Total                   3.1                   3.8
                        ===                   ===

     Audit fees are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit-Related fees are those charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. This category comprises fees billed for the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements, as well as advisory services associated with financial reporting. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions and expatriate employee tax services. Fees disclosed under the category "All Other" are mainly related to the review of selected documentation in connection with the implementation of the SAP system.
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
Directors, Senior Management and Employees - Board Practices".

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

     In December 2004, the finance and audit committee approved the following non-audit services to be provided by KPMG during fiscal year 2005, as well as the work processes needed to control and monitor them:

     o    Continuing SAS 100 quarterly reviews that commenced in 2003;

     o    Continue to review selected documentation in connection with the implementation of the SAP system;

     o    Tax planning;

     o    Tax compliance;

     o    Pre-approval for due diligence procedures related to merger and acquisition candidates (assurance and tax planning); and

     o    Assistance with documentation of functional area process controls in preparation of the certification process pursuant to Section 404 of the Sarbanes-Oxley Act.

     o    Tax preparation for expatriate employees

     o    Due diligence procedures related to identified and unidentified merger and acquisition candidates (assurance and tax planning).

     In reference to the tax preparation for expatriate employees, Celanese is in the process of transitioning these services from KPMG to another third party service provider.

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
     Wirtschaftsprufungsgesellschaft, are filed as part of this annual report:

     Report of the Board of Management
     Index to Consolidated Financial Statements
     Report of Independent Registered Public Accounting Firm
     Consolidated Financial Statements:
        Consolidated Statements of Operations for the Nine Months Ended
           September 30, 2004 and September 30, 2003 (unaudited) and the Years
           Ended December 31, 2003 and 2002
        Consolidated Balance Sheets as of September 30, 2004 and December 31,
           2003
        Consolidated Statements of Shareholders' Equity for the Nine Months
           Ended September 30, 2004 and the Years Ended December 31, 2003 and
           2002
        Consolidated Statements of Cash Flows for the Nine Months Ended
           September 30, 2004 and September 30, 2003 (unaudited) and the Years
           Ended December 31, 2003 and 2002
        Notes to the Consolidated Financial Statements
     Schedule II - Valuation and Qualifying Accounts

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

     4.2  English translation of Domination and Profit and Loss Transfer
          Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition
          GmbH & Co. KG, as the dominating company, and Celanese AG, as dominated company.

     4.3  English translation of Service Agreement between Celanese AG and Peter
          Jakobsmeier, dated as of November 1, 2004

     4.4  English translation of Service Agreement between Celanese AG and
          Lyndon Cole, effective as of November 1, 2004

     4.5  English translation of Service Agreement between Celanese AG and
          Andreas Pohlmann effective as of November 1, 2004

     4.6  The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of Celanese on a consolidated basis.
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

     8.1  Significant subsidiaries as of the end of the fiscal year covered by this annual report: See Significant Subsidiaries in "Item 4.
          Information on the Company."

     11.1 Celanese Global Business Conduct Policy.

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
          Wirtschaftsprufungsgesellschaft.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT
OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR
FILING ON FORM 20-F AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS
BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                      Celanese AG
                                      (Registrant)

DATE: MARCH 30, 2005

                                      By: /s/ Andreas Pohlmann
                                          --------------------------------------
                                      Name: Andreas Pohlmann
                                      Title: Chairman of the Board of Management

                                      By: /s/ Peter Jakobsmeier
                                          --------------------------------------
                                      Name: Peter Jakobsmeier
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

     Pursuant to a resolution passed at the last General Meeting, the
Supervisory Board has engaged KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft as independent auditors to audit the consolidated financial statements. A separate long-form audit report in accordance with German requirements is being prepared by the independent auditors. The Finance and Audit Committee of the Supervisory Board will examine the consolidated financial statements including the management report as well as the audit report during its meeting on the annual financial statements, which will be attended by the members of the Board of Management and the independent auditors. Thereafter, the Supervisory Board will review the information relating to the consolidated financial statements. The results of this review can be inferred from the report of the Supervisory Board.

Kronberg im Taunus, January 27, 2005
The Board of Management

/s/ Andreas Pohlmann
-------------------------
Andreas Pohlmann

/s/ Lyndon Cole   /s/ Peter Jakobsmeier
---------------   ---------------------
Lyndon Cole       Peter Jakobsmeier

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   Page
                                                                                   ----

CONSOLIDATED FINANCIAL STATEMENTS

   Report of Independent Registered Public Accounting Firm......................    F-3
   Consolidated Statements of Operations for the Nine Months Ended September
      30, 2004 and 2003 (unaudited) and the Years Ended December 31, 2003 and
      2002......................................................................    F-5
   Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003...    F-6
   Consolidated Statements of Shareholder's Equity for the Nine Months Ended
      September 30, 2004 and the Years Ended December 31, 2003 and 2002.........    F-8
   Consolidated Statements of Cash Flows for the Nine Months Ended September
      30, 2004 and 2003 (unaudited) and the Years Ended December 31, 2003 and
      2002......................................................................    F-9
   Notes to Consolidated Financial Statements...................................   F-10
CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
   Schedule II - Valuation and Qualifying Accounts..............................   F-70

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCCOUNTING FIRM

To the Supervisory Board
Celanese AG:

          We have audited the accompanying consolidated balance sheets of
Celanese AG and subsidiaries ("Celanese") as of September 30, 2004 and December
31, 2003, and the related consolidated statements of operations, shareholders'
equity, and cash flows for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of
Celanese's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
Celanese as of September 30, 2004 and December 31, 2003 and the results of its operation and its cash flows for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          The accompanying consolidated statements of operations and cash flows for the nine months ended September 30, 2003, were not audited by us and, accordingly, we do not express an opinion on them.

          As discussed in Note 4 to the consolidated financial statements,
Celanese changed from using the last-in, first-out or LIFO method of determining cost of inventories for its US subsidiaries to the first-in, first-out or FIFO method.

          As discussed in Note 4 to the consolidated financial statements,
Celanese adopted Financial Accounting Standards Board Interpretation No. 46
(Revised), "Consolidation of Variable Interest Entities - an interpretation of
ARB No. 51", effective December 31, 2003.

          As discussed in Note 4 to the consolidated financial statements,
Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143,
"Accounting for Asset Retirement Obligations", effective January 1, 2003.

          As discussed in Note 4 to the consolidated financial statements,
Celanese adopted SFAS No. 142, "Goodwill and Other Intangible Assets", effective
January 1, 2002.

          As discussed in Note 4 to the consolidated financial statements,
Celanese has early adopted SFAS No.146, "Accounting for Costs Associated with
Exit or Disposal Activities", effective October 1, 2002.

                                       F-3

          As discussed in Note 20 to the consolidated financial statements,
Celanese changed the actuarial measurement date for its Canadian and U.S.
pension and other postretirement benefit plans in 2003 and 2002, respectively.

Frankfurt am Main, Germany
January 28, 2005, except for
paragraph six of Note 30 which
is as of March 30, 2005

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 NINE MONTHS ENDED SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------------   --------------------------
                                                               2004               2004          2003         2003         2002
                                                         ----------------      ----------   -----------   ----------   ----------
                                                          (IN $ MILLIONS                    (UNAUDITED)
                                                         EXCEPT FOR SHARE
                                                           AND PER SHARE
                                                             DATA) (1)      (IN (EURO) MILLIONS EXCEPT FOR SHARE AND PER SHARE DATA)
                                                         ----------------   --------------------------------------------------------

Net sales ............................................           3,789              3,051        3,103         4,075        4,064
Cost of sales ........................................          (3,077)            (2,478)      (2,592)       (3,435)      (3,359)
Selling, general and administrative expenses .........            (410)              (330)        (345)         (451)        (474)
Research and development expenses ....................             (70)               (56)         (59)          (79)         (69)
Special charges:
   Insurance recoveries associated with plumbing
      cases ..........................................               4                  3           94            94           --
   Sorbates antitrust matters ........................              --                 --          (84)          (84)          --
   Restructuring, impairment and other special
      charges ........................................            (180)              (145)          (3)          (15)           5
Foreign exchange gain (loss) .........................              (1)                (1)          (3)           (3)           4
Gain on disposition of assets ........................               2                  2            4             5           12
                                                            ----------         ----------   ----------    ----------   ----------
      Operating profit ...............................              57                 46          115           107          183
Equity in net earnings of affiliates .................              47                 38           26            31           22
Interest expense .....................................             (34)               (27)         (32)          (43)         (59)
Interest and other income, net .......................              57                 46           70            82           44
                                                            ----------         ----------   ----------    ----------   ----------
      Earnings from continuing operations before tax
         and minority interests ......................             127                103          179           177          190
Income tax provision .................................            (237)              (191)         (55)          (48)         (59)
                                                            ----------         ----------   ----------    ----------   ----------
      Earnings (loss) from continuing operations
         before minority interests ...................            (110)               (88)         124           129          131
Minority interests ...................................              --                 --           --            --           --
                                                            ----------         ----------   ----------    ----------   ----------
      Earnings (loss) from continuing operations .....            (110)               (88)         124           129          131
Earnings (loss) from discontinued operations:
   Loss from operation of discontinued operations ....              (5)                (4)          (6)           (2)         (45)
   Gain (loss) on disposal of discontinued
      operations .....................................              12                 10           (3)            6           14
   Income tax benefit ................................              15                 12            2            --           56
                                                            ----------         ----------   ----------    ----------   ----------
      Earnings (loss) from discontinued operations ...              22                 18           (7)            4           25
Cumulative effect of changes in accounting principles,
   net of income tax of (euro)1 million and (euro)5
     million in 2003 and 2002, respectively ..........              --                 --           (1)           (1)          19
                                                            ----------         ----------   ----------    ----------   ----------
      Net earnings (loss) ............................             (88)               (70)         116           132          175
                                                            ==========         ==========   ==========    ==========   ==========
Earnings (loss) per common share - basic:
      Continuing operations ..........................           (2.23)             (1.78)        2.51          2.61         2.60
      Discontinued operations ........................            0.45               0.36        (0.15)         0.08         0.50
      Cumulative effect of changes in accounting
         principles ..................................              --                 --        (0.02)        (0.02)        0.38
                                                            ----------         ----------   ----------    ----------   ----------
      Net earnings (loss) ............................           (1.78)             (1.42)        2.34          2.67         3.48
                                                            ==========         ==========   ==========    ==========   ==========
Weighted average shares - basic: .....................      49,401,898         49,401,898   49,487,911    49,445,958   50,329,346
Earnings (loss) per common share - diluted:
      Continuing operations ..........................           (2.23)             (1.78)        2.51          2.61         2.60
      Discontinued operations ........................            0.45               0.36        (0.15)         0.08         0.50
      Cumulative effect of changes in accounting
         principles ..................................              --                 --        (0.02)        (0.02)        0.38
                                                            ----------         ----------   ----------    ----------   ----------
      Net earnings (loss) ............................           (1.78)             (1.42)        2.34          2.67         3.48
                                                            ==========         ==========   ==========    ==========   ==========
Weighted average shares - diluted: ...................      49,401,898         49,401,898   49,487,911    49,457,145   50,329,436

(1)  The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2418 per
     (euro)1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                                AS OF DECEMBER 31,
                                                                         AS OF SEPTEMBER 30,   --------------------
                                                                                 2004              2004    2003
                                                                         -------------------      -----   ---------
                                                                         (IN $ MILLIONS) (1)   (IN (EURO) MILLIONS)
                                                                         -------------------   --------------------

ASSETS
Current assets:
   Cash and cash equivalents .........................................            276               222     117
   Receivables, net:
      Trade receivables, net - third party and affiliates ............            827               666     571
      Other receivables ..............................................            570               459     466
   Inventories .......................................................            565               455     404
   Deferred income taxes .............................................             67                54      53
   Other assets ......................................................             40                32      75
   Assets of discontinued operations .................................              5                 4     130
                                                                                -----             -----   -----
         Total current assets ........................................          2,350             1,892   1,816
                                                                                -----             -----   -----
Investments ..........................................................            555               447     444
Property, plant and equipment, net ...................................          1,492             1,202   1,354
Deferred income taxes ................................................            549               442     480
Other assets .........................................................            582               469     424
Goodwill .............................................................          1,074               865     849
Other intangible assets, net .........................................             28                23      28
                                                                                -----             -----   -----
         Total assets ................................................          6,630             5,340   5,395
                                                                                =====             =====   =====

                          CELANESE AG AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                                                                               AS OF DECEMBER 31,
                                                                                        AS OF SEPTEMBER 30,   --------------------
                                                                                                2004              2004    2003
                                                                                        -------------------      -----   ---------
                                                                                        (IN $ MILLIONS) (1)   (IN (EURO) MILLIONS)
                                                                                        -------------------   --------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

   Short-term borrowings and current installments of
      long-term debt - third party and affiliates ...................................            127               102     117
   Accounts payable and accrued liabilities:
      Trade payables - third party and affiliates ...................................            577               465     468
      Other current liabilities .....................................................            755               608     727
   Deferred income taxes ............................................................             21                17      15
   Income taxes payable .............................................................            314               253     211
   Liabilities of discontinued operations ...........................................             11                 9      24
                                                                                               -----             -----   -----
         Total current liabilities ..................................................          1,805             1,454   1,562
                                                                                               -----             -----   -----

Long-term debt - third party and affiliate ..........................................            602               485     387
Deferred income taxes ...............................................................            106                85      79
Benefit obligations .................................................................          1,269             1,022     922
Other liabilities ...................................................................            469               378     387
Minority interests ..................................................................             35                28      14

Commitments and contingencies

Shareholders' equity:

   Common stock, no par value, (euro)140 million aggregate registered value;
      54,790,369 shares authorized and issued; 49,881,618 and 49,321,468 shares
      outstanding at September 30, 2004 and December 31, 2003, respectively .........            174               140     140
   Additional paid-in capital .......................................................          3,160             2,545   2,540
   Accumulated deficit ..............................................................           (119)              (96)    (20)
   Accumulated other comprehensive loss .............................................           (739)             (595)   (498)
                                                                                               -----             -----   -----
                                                                                               2,476             1,994   2,162
   Less: Treasury stock at cost (4,908,751 and 5,468,901 shares at
      September 30, 2004 and December 31, 2003, respectively) .......................            132               106     118
                                                                                               -----             -----   -----
      Total shareholders' equity ....................................................          2,344             1,888   2,044
                                                                                               -----             -----   -----
      Total liabilities and shareholders' equity ....................................          6,630             5,340   5,395
                                                                                               =====             =====   =====

(1)  The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2418 per
     (euro)1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEARS
                        ENDED DECEMBER 31, 2003 AND 2002

                                                                                             ACCUMULATED
                                                                 ADDITIONAL                     OTHER                      TOTAL
                                                        COMMON     PAID-IN    ACCUMULATED   COMPREHENSIVE   TREASURY   SHAREHOLDERS'
                                                         STOCK     CAPITAL      DEFICIT     INCOME (LOSS)     STOCK        EQUITY
                                                        ------   ----------   -----------   -------------   --------   -------------
                                                                                    (IN (EURO) MILLIONS)
                                                        ----------------------------------------------------------------------------

Balance at December 31, 2001 ........................    143       2,508         (305)            (5)         (123)        2,218
Comprehensive income (loss), net of tax:
   Net earnings .....................................     --          --          175             --            --           175
   Other comprehensive income (loss):
      Unrealized gain on securities(1) ..............     --          --           --              2            --             2
      Foreign currency translation ..................     --          --           --           (174)           --          (174)
      Additional minimum pension liability(2) .......     --          --           --           (220)           --          (220)
      Unrealized loss on derivative contracts(3) ....     --          --           --             (5)           --            (5)
                                                                                                ----                       -----
      Other comprehensive loss ......................     --          --           --           (397)           --          (397)
                                                                                                                           -----
Comprehensive loss ..................................     --          --           --             --            --          (222)
Amortization of deferred compensation ...............     --           3           --             --            --             3
Settlement of demerger liability(4) .................     --           7           --             --            --             7
Purchase of treasury stock ..........................     --          --           --             --            (6)           (6)
Retirement of treasury stock ........................     (3)        (22)          --             --            25            --
                                                         ---       -----         ----           ----          ----         -----
Balance at December 31, 2002 ........................    140       2,496         (130)          (402)         (104)        2,000
                                                         ---       -----         ----           ----          ----         -----
Comprehensive income (loss), net of tax:
   Net earnings .....................................     --          --          132             --            --           132
   Other comprehensive income (loss):
      Unrealized gain on securities(1) ..............     --          --           --              3            --             3
      Foreign currency translation ..................     --          --           --           (114)           --          (114)
      Additional minimum pension liability(2) .......     --          --           --             10            --            10
      Unrealized gain on derivative contracts(3) ....     --          --           --              5            --             5
                                                                                                ----                       -----
      Other comprehensive loss ......................     --          --           --            (96)           --           (96)
                                                                                                                           -----
Comprehensive income ................................     --          --           --             --            --            36
Dividends ((euro) 0.44 per share) ...................     --          --          (22)            --            --           (22)
Amortization of deferred compensation ...............     --           5           --             --            --             5
Settlement of demerger liability(4) .................     --          39           --             --            --            39
Purchase of treasury stock ..........................     --          --           --             --           (14)          (14)
                                                         ---       -----         ----           ----          ----         -----
Balance at December 31, 2003 ........................    140       2,540          (20)          (498)         (118)        2,044
                                                         ---       -----         ----           ----          ----         -----
Comprehensive income (loss), net of tax:
   Net loss .........................................     --          --          (70)            --            --           (70)
   Other comprehensive income (loss):
      Unrealized gain on securities(1) ..............     --          --           --              3            --             3
      Foreign currency translation ..................     --          --           --             12            --            12
      Additional minimum pension liability(2) .......     --          --           --           (115)           --          (115)
      Unrealized gain on derivative contracts(3) ....     --          --           --              3            --             3
                                                                                                ----                       -----
      Other comprehensive loss ......................     --          --           --            (97)           --           (97)
                                                                                                                           -----
Comprehensive loss ..................................     --          --           --             --            --          (167)
Dividends ((euro) 0.12 per share) ...................     --          --           (6)            --            --            (6)
Amortization of deferred compensation................     --           2           --             --            --             2
Settlement of demerger liability(4) .................     --           2           --             --            --             2
Exercise of stock options funded by treasury stock...     --           1           --             --            12            13
                                                         ---       -----         ----           ----          ----         -----
Balance at September 30, 2004 .......................    140       2,545          (96)          (595)         (106)        1,888
                                                         ===       =====         ====           ====          ====         =====

(1)  Net of tax (benefit) expense of (euro) (1) million and (euro) 1 million in
     2002 and 2003 and (euro) 2 million for September 30, 2004.

(2)  Net of tax (benefit) expense of (euro) (118) million and (euro) 4 million in 2002 and 2003 and (euro) (74) million for September 30, 2004.

(3)  Net of tax (benefit) expense of (euro) (2) million and (euro) 3 million in
     2002 and 2003 and (euro) 1 million for September 30, 2004.

(4)  Net of tax expense of (euro) 29 million in 2003 and (euro) 1 million for
     September 30, 2004.

SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                NINE
                                                                            MONTHS ENDED            YEARS ENDED
                                                                            SEPTEMBER 30,           DECEMBER 31,
                                                                    ---------------------------    ------------
                                                                     2004      2004       2003      2003   2002
                                                                     ----      ----       ----      ----   ----
                                                                                      (UNAUDITED)
                                                                     (IN $
                                                                   MILLIONS)
                                                                      (1)             (IN (EURO) MILLIONS)
                                                                   ---------  ----------------------------------

Operating activities from continuing operations:
   Net (loss) earnings ..........................................     (87)      (70)      116        132    175
   (Earnings) loss from discontinued operations, net ............     (22)      (18)        7         (4)   (25)
   Cumulative effect of changes in accounting principles.........      --        --         1          1    (19)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
      Special charges, net of amounts used ......................     132       106        41         78    (63)
      Stock based compensation ..................................       4         3        39         56      6
      Depreciation and amortization .............................     226       182       192        260    262
      Change in equity of affiliates ............................     (11)       (9)       (6)       (10)    47
      Deferred income taxes .....................................     166       134        21         68     (1)
      Gain on disposition of assets, net ........................      (1)       (1)       (8)        (9)   (12)
      Write-downs of investments ................................      --        --        --          4     15
      (Gain) loss on foreign currency ...........................     (10)       (8)       84        135    128
      Changes in operating assets and liabilities:
         Trade receivables, net - third party and affiliates ....    (109)      (88)      (31)        (5)   (94)
         Other receivables ......................................     (42)      (34)       31         20    (20)
         Inventories ............................................     (58)      (47)      (23)       (12)    12
         Trade payables - third party and affiliates ............     (10)       (8)      (66)       (37)     2
         Other liabilities ......................................    (211)     (170)      (91)      (144)   (11)
      Income taxes payable ......................................      48        39      (100)      (170)    (2)
      Other, net ................................................      22        18        (3)       (16)   (18)
                                                                     ----      ----      ----       ----   ----
      Net cash provided by operating activities .................      36        29       204        347    382
Investing activities from continuing operations:
      Capital expenditures on property, plant and  equipment ....    (153)     (123)     (120)      (185)  (214)
      Acquisitions of businesses and purchase of investment .....      --        --       (13)       (15)  (125)
      Net proceeds (outflow)  on sale of assets..................       6         5        10         10    (15)
      Net proceeds  from disposal of discontinued operations ....     138       111        --          8    201
      Proceeds from sale of marketable securities ...............     128       103       148        179    221
      Purchases of marketable securities ........................    (150)     (121)     (182)      (233)  (239)
      Distributions from affiliates .............................      --        --        --         --     41
      Other, net ................................................      --        --        (2)        (3)   (15)
                                                                     ----      ----      ----       ----   ----
      Net cash used in investing activities .....................     (31)      (25)     (159)      (239)  (145)
Financing activities from continuing operations:
      Short-term borrowings, net ................................       2         2         7        (17)  (154)
      Proceeds from long-term debt ..............................     370       298        --         50     57
      Payments of long-term debt ................................    (271)     (218)      (93)       (96)   (53)
      Proceeds from sale (purchase) of treasury stock ...........      15        12       (14)       (14)    (6)
      Issuance of preferred shares by consolidated subsidiary ...      17        14        --         --     --
      Dividend payments .........................................      (7)       (6)      (22)       (22)    --
                                                                     ----      ----      ----       ----   ----
      Net cash provided by (used in) financing activities .......     127       102      (122)       (99)  (156)
Exchange rate effects on cash ...................................      (1)       (1)       (5)       (10)    (8)
                                                                     ----      ----      ----       ----   ----
      Net increase (decrease) in cash and cash equivalents ......     130       105       (82)        (1)    73
      Cash and cash equivalents at beginning of period ..........     145       117       118        118     45
                                                                     ----      ----      ----       ----   ----
      Cash and cash equivalents at end of period ................     276       222        36        117    118
                                                                     ====      ====      ====       ====   ====
Net cash (used in) provided by discontinued operations:
      Operating activities ......................................    (138)     (111)        2        (10)    16
      Investing activities ......................................     138       111        (2)        10    (17)
      Financing activities ......................................      --        --        --         --     (2)
                                                                     ----      ----      ----       ----   ----
      Net cash used in discontinued operations ..................      --        --        --         --     (3)
                                                                     ====      ====      ====       ====   ====

(1)  The U.S. $ figures are unaudited and have been translated solely for the convenience of the reader at an exchange rate of U.S. $1.2418 per (euro)
     1.00, the noon buying rate of the Federal Reserve Bank of New York on
     September 30, 2004.

SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

1.   DESCRIPTION OF THE COMPANY

     On October 22, 1999 (the "Effective Date"), Celanese AG and its
subsidiaries ("Celanese" or the "Company"), were demerged from Hoechst AG
("Hoechst") and became an independent publicly traded company. Subsequent to the demerger, Hoechst merged with Rhone-Poulenc S.A. to form Aventis S.A.
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
("Ticona") and Performance Products.

2.   ACQUISITION OF CELANESE

     During April 2004, Celanese Europe Holding GmbH & Co. KG, formerly known as
BCP Crystal Acquisition GmbH & Co. KG ("BCP" or "Purchaser), a German limited partnership controlled by a group of investor funds advised by The Blackstone
Group, completed a voluntary public offer and acquired 84.3% of the outstanding shares, excluding treasury shares, of Celanese AG for a price of (euro)32.50 per share. At September 30, 2004, BCP owned 83.4% of the outstanding shares of
Celanese AG. Following the completion of the acquisition, the Celanese AG shares were delisted from the New York Stock Exchange on June 2, 2004. Celanese AG
shares continue to trade on the Frankfurt Stock Exchange in Germany.

     At March 31, 2004, Celanese had (euro)144 million of net deferred tax assets arising from U.S. net operating loss ("NOL") carryforwards. Under U.S.
tax law, the utilization of the deferred tax asset related to NOL carryforwards is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. The acquisition triggered this limitation and it is expected to adversely affect the Company's ability to utilize its NOL carryforwards. As a result, management has determined that it is not more likely than not that the Company will be able to realize any of the deferred tax assets attributable to its NOL carryforwards and recorded a valuation allowance of
(euro)144 million during the nine months ended September 30, 2004.

     A domination and profit and loss transfer agreement (the "Domination
Agreement") between Celanese AG and BCP became effective on October 1, 2004.
When the Domination Agreement became effective, BCP was obligated to offer to acquire all outstanding Celanese AG shares from the minority shareholders of
Celanese in return for payment of fair cash compensation. The amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. Any minority shareholder who elects not to sell its shares to BCP will be entitled to remain a shareholder of
Celanese and to receive from BCP a gross guaranteed fixed annual payment on their shares of (euro)3.27 per Celanese AG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year, which commenced on October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per share. The Domination Agreement cannot be terminated by Celanese Europe Holding in the ordinary course of business until September
30, 2009.

     Also under the terms of the Domination Agreement, the Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any annual loss incurred by Celanese AG, the dominated entity, on a non-consolidated basis, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses, on a non-consolidated basis, determined in accordance with German accounting regulations will apply during the entire term of the Domination Agreement. This compensation is contingent upon BCP having adequate liquidity.

     In addition, BCP is entitled to give instructions directly to the management board of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit BCP or the companies affiliated with either BCP or Celanese
AG. As a dominated company, Celanese AG may be affected by risks that affect BCP and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

     In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004.
Accordingly, the statements of operations and cash flows are presented for the nine months ended September

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

30, 2004 and for the years ended December 31, 2003 and 2002 on an audited basis and for the nine months ended September 30, 2003 on an unaudited basis.

     The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. Minority shareholders have filed nine actions against
Celanese AG in the Frankfurt District Court (Landgericht), seeking, among other things, to set aside the shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based, among other things, on the alleged violation of procedural requirements and information rights of the shareholders, to declare the Domination Agreement and the change in the fiscal year void and to prohibit Celanese AG from performing its obligations under the
Domination Agreement. Pursuant to German law, the time period for the filing of such challenges has expired. Further, several additional minority shareholders have joined the proceedings via third party intervention in support of the plaintiffs. The Purchaser has joined the proceedings via third party intervention in support of Celanese AG. In addition, a German court could revoke the registration of the Domination Agreement in the commercial register. On
August 2, 2004, two minority shareholders instituted public register proceedings with the Koenigstein Local Court (Amtsgericht) and the Frankfurt District Court,
both with a view to have the registration of the Domination Agreement in the
Commercial Register deleted (Amtsloeschungsverfahren). (See Note 25)

     If legal challenges of the Domination Agreement by dissenting shareholders of Celanese AG are successful, some or all actions taken under the Domination
Agreement, including the transfer of Celanese Americas Corporation ("CAC"), an indirect subsidiary of Celanese, and CPO Celanese AG & Co. Procurement Olefin
KG, Frankfurt am Main ("CPO"), a wholly-owned subsidiary of Celanese, (see Note
30 for discussion regarding CAC and CPO's transfer) may be required to be reversed and the Purchaser may be required to compensate Celanese AG for damages caused by such actions.

     In connection with the acquisition of Celanese by BCP, BCP agreed to pre-fund $463 million ((euro)373 million) of certain pension obligations. As of
September 30, 2004, $105 million ((euro)85 million) was pre-funded to the German pension plans and $54 million ((euro)44 million) of cash was segregated to be used exclusively for the pre-funding of CAC's non-qualified pension obligations.
During October 2004, an additional $300 million ((euro)241 million) was prefunded to CAC's U.S. qualified pension plan.

3.   SUMMARY OF ACCOUNTING POLICIES

     o    CHANGE IN FISCAL YEAR

     In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004.
Accordingly, the statements of operations and cash flows are presented for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 on an audited basis and for the nine months ended September 30, 2003 on an unaudited basis.

     o    CONSOLIDATION PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as special purpose entities which are variable interest entities where Celanese is deemed the primary beneficiary. (See Note 4) All significant intercompany accounts and transactions have been eliminated in consolidation.

     Pursuant to a regulation of the European Union, Celanese is required to report consolidated financial statements in accordance with International
Financial Reporting Standards ("IFRS"), formerly known as International
Accounting Standards, with its first fiscal year beginning on or after January
1, 2007. As such, the Company plans to adopt the IFRS reporting requirements for the 2008 fiscal year, beginning on October 1, 2007. The potential delisting from the Frankfurt Stock Exchange would impact the implementation of the IFRS reporting requirements.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     o    ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with
U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities, and loss contingencies.
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

     o    FINANCIAL INSTRUMENTS

     Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese has been party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the interest paid on existing variable rate debt. Celanese utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure of its foreign currency denominated receivables and payables, which includes Celanese's exposure on its dollar denominated intercompany net receivables held by euro denominated entities. Additionally, Celanese has utilized derivative instruments to reduce the exposure of its commodity prices and stock compensation expense.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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
Gains and losses on derivative instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Foreign exchange contracts for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings. Derivative instruments that are not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

     Celanese's risk management policy allows the purchase of up to 80 percent of its natural gas, butane and methane requirements using forward purchase or cash-settled swap contracts to manage its exposure to fluctuating feed stock and energy costs. During the nine months ended September 30, 2004, there were no forward contracts for butane and, for natural gas, there were positions covering about 35% of the Chemical Products segment North American requirements primarily as a result of forward contracts entered into in 2003. Throughout 2003, Celanese entered into natural gas forward and cash settled swap contracts for approximately 50 percent of its natural gas requirements for up to 3 to 6 months. In the future, we may modify our practice of purchasing a portion of our commodity requirements forward, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts in accordance with changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit our exposure to increases in commodity prices, they can also limit the potential benefit we might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract. The effective portion of unrealized gains and losses associated with the cash-settled swap contracts are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions affect earnings.

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

     o    INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out or FIFO method. Cost includes raw materials, direct labor and manufacturing overhead. Stores and supplies are valued at cost or market, whichever is lower. Cost is generally determined by the average cost method.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     During the quarter ended June 30, 2004, Celanese changed its inventory valuation method of accounting for its U.S. subsidiaries from the last-in, first-out or LIFO method to the first-in, first-out method or FIFO method. This change will more closely represent the physical flow of goods resulting in ending inventory which will better represent the current cost of the inventory and the costs in income will more closely match the flow of goods. These financial statements have been restated for all periods presented to reflect this change. There was no effect on reported net earnings (loss) and earnings
(loss) per share for the three months ended September 30, 2004 as the accounting change was adopted as of June 30, 2004. The impact of this change on reported net earnings (loss) and earnings (loss) per share for the six months ended June
30, 2004 and the years ended December 31, 2003 and 2002 is as follows:

                                                              SIX MONTHS ENDED    YEARS ENDED
                                                              ----------------   ------------
                                                                  JUNE 30,       DECEMBER 31,
                                                                    2004         2003    2002
                                                              ----------------   ----   -----
                                                                 (UNAUDITED)
                                                      (IN (EURO) MILLIONS, EXCEPT FOR PER SHARE DATA)
                                                      -----------------------------------------------

Net earnings (loss) prior to restatement ..........                  (37)         131     187
Change in inventory valuation method ..............                   14            1     (19)
Income tax effect of change .......................                   (5)          --       7
                                                                   -----         ----   -----
Net earnings (loss) as restated ...................                  (28)         132     175
                                                                   =====         ====   =====
Basic and diluted earnings (loss) per share: (1)
Prior to restatement ..............................                (0.75)        2.65    3.72
Change in inventory valuation method, net of tax ..                 0.18         0.02   (0.24)
                                                                   -----         ----   -----
As restated .......................................                (0.57)        2.67    3.48
                                                                   =====         ====   =====

(1)  Per-share data are based on weighted average shares outstanding in each period.

     o    INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of
Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate joint ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee". APB
Opinion No. 18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee. Financial Accounting Standards Board ("FASB") Interpretation No. 35,
Criteria for Applying the Equity Method of Accounting for Investments in Common
Stock, which was issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments aggregate (euro)60 million as of September 30, 2004 and December 31, 2003, respectively, and are included within long-term other assets.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     o    PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are capitalized at cost. Depreciation is calculated on a straight-line basis, generally over the following estimated useful lives of the assets:

Land Improvements......................   20 years
Buildings..............................   30 years
Buildings and Leasehold Improvements...   10 years
Machinery and Equipment................   10 years

     Leasehold improvements are amortized over 10 years or the remaining life of the respective lease, whichever is shorter. Assets acquired in business combinations are recorded at their fair values and depreciated over the assets remaining useful life or the life of the Company's policy, which ever is shorter.

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

     IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT - Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets.

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

     IMPAIRMENT OF INTANGIBLE ASSETS - Celanese assesses the recoverability of the carrying value of its goodwill and other intangible assets with indefinite useful lives annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable.
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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

     The Company reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

     o    MINORITY INTERESTS

     Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at September 30, 2004 are as follows:

                                         OWNERSHIP
                                        PERCENTAGE
                                        ----------
InfraServ GmbH & Co. Oberhausen KG...       84%
Celanese Polisinteza d.o.o...........       73%
Synthesegasanlage Ruhr GmbH..........       50%
Pemeas GmbH..........................       41%
Dacron GmbH..........................        0%

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, Celanese consolidating this entity in its consolidated financial statements.

     Dacron GmbH and Pemeas GmbH are variable interest entities as defined under
FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities.
Celanese is deemed the primary beneficiary of these variable interest entities and, accordingly, consolidates these entities in its consolidated financial statements. (See Note 4)

     o    ACCOUNTING FOR SORBATES MATTERS

     In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese, then new owner to Hoechst's sorbates business, was assigned the obligation related to the Sorbates matters.
However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated Statement of Operations. Recoveries
from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the
Consolidated Balance Sheet. (See Note 21)

     o    RESEARCH AND DEVELOPMENT

     The costs of research and development are charged as an expense in the period in which they are incurred.

     o    FUNCTIONAL AND REPORTING CURRENCIES

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

     o    EARNINGS PER SHARE

     Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. At September 30, 2004 and December 31,
2003, Celanese had employee stock options outstanding of 0.5 million and 1.2 million, respectively. There were no employee stock options considered dilutive for the nine month period ended September 30, 2004 and for the year ended
December 31, 2002. There were approximately 11,000 employee stock options considered dilutive for the year ended December 31, 2003.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     o    ACCOUNTING FOR PURCHASING AGENT AGREEMENTS

     CPO acts as a purchasing agent on behalf of Celanese as well as third parties. CPO arranges sale and purchase agreements for raw materials on a commission basis. Accordingly, the commissions earned on these third party sales are classified as a reduction to selling, general and administrative expense.
Commissions amounted to (euro) 5 million, (euro) 7 million and (euro) 5 million for the nine months ended September 30, 2004 and for the years ended December
31, 2003 and 2002, respectively. The raw material sales volume commissioned by
CPO for third parties amounted to (euro) 406 million, (euro) 496 million and
(euro) 465 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively.

     o    RECLASSIFICATIONS

     Certain reclassifications have been made to prior year balances in order to conform to current year presentation.

4.   ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

     Accounting Changes Adopted in 2004

     During 2004, Celanese changed its inventory valuation method of accounting for its US subsidiaries from the LIFO method to the FIFO method. The financial statements have been restated for all periods presented to reflect this change.
(See Note 3)

     In January 2003, and subsequently revised in December 2003, the FASB issued
FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised
(collectively, "FIN No. 46"), respectively. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements"
requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entities to finance their activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of
December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004; however, expanded disclosure is required at December 31, 2003.

     Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the
COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. At December 31,
2003, Celanese recorded (euro) 35 million of additional assets and liabilities from the consolidation of this special purpose entity. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30,
2004. (See Note 30)

     In April 2004, Celanese and a group of investors led by Conduit Ventures
Ltd. entered into a joint venture, which was named Pemeas GmbH. This joint venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46, Consolidation of Variable Interest Entities. Celanese is
deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements.
The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004. (See Note 30)

     In March 2004, the EITF reached a consensus on Issue No. 03-01, Other than
Temporary Impairment, which outlines the basic model to be used to evaluate whether an investment is impaired and sets the disclosure requirements for such investments. EITF Issue No. 03-01 is to be applied prospectively in periods beginning after June 15, 2004. The Company has applied the provisions of EITF
Issue No. 03-01 in the current reporting period with no material impact on
Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Accounting Changes Adopted in 2003

     Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations,
on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of (euro) 1 million was recorded as the cumulative effect of an accounting change. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial. (See Note 17). The effect of the adoption of SFAS No. 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue
Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF
Issue No. 00-21 apply to revenue arrangements entered into after June 30, 2003.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on
Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in their entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30,
2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position or results of operations.

     In May 2003, the EITF reached a consensus on Issue No. 01-8, Determining
Whether an Arrangement Contains a Lease. EITF Issue No. 01-8 provides guidance on identifying leases contained in contracts or other arrangements that sell or purchase products or services. This consensus is effective prospectively for contracts entered into or significantly modified after May 28, 2003. The impact of EITF Issue No. 01-8 did not have a material effect on Celanese's consolidated financial position or results of operations. The impact of EITF Issue No. 01-8 on Celanese future results of operations and financial position will depend on the terms contained in contracts signed or contracts amended in the future.

     In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") 104,
Revenue Recognition. The SAB updates portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make the guidance consistent with current authoritative accounting literature. The principal revisions relate to the incorporation of certain sections of the staff's frequently asked questions document on revenue recognition into Topic 13. The adoption of SAB 104 did not have an effect on
Celanese's consolidated financial position or results of operations.

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
132 (revised).

     Accounting Changes Adopted in 2002

     In 2002, Celanese recorded income of (euro) 19 million for the cumulative effect of two accounting changes. This amount consisted of income of (euro) 10 million ((euro) 0.20 per share) from the implementation of SFAS No. 142, as disclosed below, and income of (euro) 9 million ((euro) 0.18 per share), net of income taxes of (euro) 5 million, as a result of the change in the measurement date of Celanese's U.S. benefit plans. (See Note 20)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

     As of January 1, 2002, Celanese had goodwill with a net carrying value of
(euro) 1,162 million that was subject to the transition provisions of SFAS No.
142. During the first half of 2002, Celanese performed the required impairment tests of goodwill as of January 1, 2002 and determined that there was no impairment. Other intangible assets with finite lives continue to be amortized over their useful lives and reviewed for impairment.

     Additionally, SFAS No. 142 requires that any unamortized negative goodwill
(excess of fair value over cost) on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of (euro) 10 million was recorded to cumulative effect of changes in accounting principles in
Celanese's consolidated statement of operations in the first quarter of 2002.
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

     In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and
Disclosure Requirements for Guarantees, Including Indirect Guarantees of
Indebtedness of Others, which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. These disclosure requirements are included in Note 25. FIN No. 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified subsequent to adoption.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Recent Accounting Pronouncements

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, amendment to ARB No. 43 Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).
SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.
Celanese is in the process of assessing the impact of SFAS No. 151 on its future results of operations or financial position.

     In December 2004, the FASB revised SFAS No. 123, Accounting for Stock Based
Compensation, which requires that the cost from all share-based payment transactions be recognized in the financial statements. SFAS No. 123 (revised)
is effective for the first interim or annual period beginning after June 15,
2005. Celanese does not anticipate SFAS No. 123 (revised) to have any additional material impact on the results of operations and financial position.

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary
Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. Celanese is currently evaluating the potential impact of this statement.

     In October 2004, the American Jobs Creation Act of 2004 (the "Act") was
signed into law. Three of the more significant provisions of the Act relate to a one-time opportunity to repatriate foreign earnings at a reduced rate, manufacturing benefits for qualified production activity income and new requirements with respect to deferred compensation plans. The Company has not yet determined the impact, if any, of this Act on its future results of operations or cash flows. Additionally, under new Section 409A of the Internal
Revenue Code, created in connection with the Act, the U.S. Treasury Department is directed to issue regulations providing guidance and provide a limited period during which deferred compensation plans may be amended to comply with the requirements of Section 409A. When the regulations are issued, Celanese may be required to make modifications to certain compensation plans to comply with
Section 409A.

5.   SUPPLEMENTAL CASH FLOW INFORMATION

                                                                               NINE MONTHS              YEARS
                                                                           ENDED SEPTEMBER 30,   ENDED DECEMBER 31,
                                                                           -------------------   ------------------
                                                                            2004       2003          2003   2002
                                                                            ----       ----          ----   ----
                                                                                   (UNAUDITED)
                                                                                     (IN (EURO) MILLIONS)
                                                                           ----------------------------------------

Cash paid for:
   Taxes, net of refunds................................................     15         124           148    30
   Interest, net of amounts capitalized.................................     59          27            35    48
Noncash investing and financing activities:
   Fair value adjustment to securities available-for-sale, net of tax...      3           1             3     2
   Settlement of demerger liability, net of tax (See Note 21)...........      2          39            39     7

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

6.   TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES

     Celanese is a party to various transactions with affiliated companies.
Companies for which Celanese has a material ownership interest, primarily investments accounted for under the cost or equity method of accounting, are considered Affiliates; any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates, as defined above, for the periods presented.

                                                         NINE
                                                     MONTHS ENDED    YEARS ENDED
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                    -------------   ------------
                                                        2004         2003   2002
                                                        ----         ----   ----
                                                        (IN (EURO) MILLIONS)
                                                    ----------------------------
STATEMENTS OF OPERATIONS
   Purchases from Affiliates(1) .................         90          85     82
   Sales to Affiliates(1) .......................        103          92     75
   Interest income from Affiliates ..............          1          --      1
   Interest expense to Affiliates ...............          1           3      7

                                                                           AS OF           AS OF
                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                       -------------   ------------
                                                                            2004           2003
                                                                            ----           ----
                                                                           (IN (EURO) MILLIONS)
                                                                       ----------------------------

BALANCE SHEETS
   Trade and other receivables from Affiliates .....................         38              40
   Current notes receivable (including interest) from Affiliates ...         30               6
                                                                            ---             ---
      Total receivables from Affiliates ............................         68              46
                                                                            ===             ===
   Accounts payable and other liabilities due Affiliates ...........         22              28
   Short-term borrowings from Affiliates(2) ........................         80              79
                                                                            ---             ---
      Total due Affiliates .........................................        102             107
                                                                            ===             ===

(1) Purchases/Sales from/to Affiliates

     Purchases and sales from/to Affiliates are accounted for at prices, which in the opinion of management, approximate those charged to third party customers for similar goods or services.

(2) Short- term borrowings from Affiliates (See Note 16)

     The Company has agreements with certain Affiliates, primarily Infraserv entities, whereby excess Affiliate cash is lent to and managed by the Company at variable interest rates governed by those agreements.

7.   ACQUISITIONS, DIVESTITURES AND JOINT VENTURES

     ACQUISITIONS:

o    On December 31, 2002, Celanese acquired Clariant AG's European emulsions and worldwide emulsion powders businesses, valued at(euro)147 million, including the assumption of related liabilities. Net of purchase price adjustments of (euro)2 million and the assumption of liabilities of
     (euro)20 million, Celanese paid (euro)125 million cash for the net assets of the business in 2002. In 2003, the purchase price adjustment related to the acquisition was finalized, which resulted in Celanese making an additional payment of (euro)7 million. The addition of this business to the
     Chemical Products segment will enable Celanese to offer a comprehensive range of value-added emulsions and emulsion powders that serve as the primary ingredients in quality surface coatings, adhesives, non-woven textiles and other applications. The emulsions and emulsion powders business has four production facilities servicing the product requirements of customers across Europe. There are also 11 sales offices and seven research and technology centers, located to provide rapid response to customers. Two of the production

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     facilities are located in Germany and Spain, in close proximity to Celanese plants that supply chemical ingredients for emulsions. Celanese recorded(euro)33 million of initial goodwill in 2002, which was subsequently reduced by(euro)21 million upon completion of the purchase price allocation in 2003. In addition, the fair value of the intangible assets acquired was(euro)34 million, consisting primarily of patents and trademarks. (See Note 13)

     JOINT VENTURES:

o    In April 2004, Celanese and a group of investors led by Conduit Ventures
     Ltd. entered into a joint venture, which was named Pemeas GmbH. This joint venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46, Consolidation of Variable Interest Entities.
     Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004. (See Note 30)

o    On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The new joint venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of (euro)10 million for a 50% interest in the joint venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition, Celanese and Degussa each have committed to fund the joint venture equally. Under a multi-year agreement,
     Degussa has the option to sell its share in European Oxo GmbH to Celanese at fair value beginning in January 2008. Celanese has the option to purchase Degussa's share in the business at fair value beginning in January
     2009. Celanese's European oxo business was part of Celanese's Chemical
     Products segment. Celanese reports its investment in the Chemicals Products segment using the equity method of accounting.

     DIVESTITURES:

     The following tables summarize the results of the discontinued operations for the nine months ended September 30, 2004 and the years ended December
     31, 2003 and 2002:

                                                                    NET SALES
                                                           ---------------------------
                                                            NINE MONTHS
                                                               ENDED      YEARS ENDED
                                                           SEPTEMBER 30,   DECEMBER 31,
                                                           -------------  -------------
                                                               2004        2003   2002
                                                               ----        ----   ----
                                                               (IN (EURO) MILLIONS)
                                                           ---------------------------

     Discontinued operations of Chemical Products ......         18         208    262
     Discontinued operations of Performance Products ...         --          --    273
     Discontinued operations of Ticona .................          1          40     61
                                                                ---         ---    ---
     Total discontinued operations .....................         19         248    596
                                                                ===         ===    ===

                                                             OPERATING PROFIT (LOSS)
                                                           ---------------------------
                                                            NINE MONTHS
                                                               ENDED      YEARS ENDED
                                                           SEPTEMBER 30,  DECEMBER 31,
                                                           ------------   ------------
                                                               2004        2003   2002
                                                               ----        ----   ----
                                                               (IN (EURO) MILLIONS)
                                                           ---------------------------

     Discontinued operations of Chemical Products ......         (4)        (2)   (54)
     Discontinued operations of Performance Products ...         --         --     10
     Discontinued operations of Ticona .................         --         --     (1)
                                                                ---        ---    ---
     Total discontinued operations .....................         (4)        (2)   (45)
                                                                ===        ===    ===

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     2003

o    In September 2003, Celanese and The Dow Chemical Company ("Dow") reached an agreement for Dow to purchase the acrylates business of Celanese. This transaction was completed in February 2004 for sales price of (euro)111 million, which resulted in a gain of (euro)10 million in the nine months ended September 30, 2004. Dow acquired Celanese's acrylates business line, including inventory, intellectual property and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the
     Clear Lake, Texas facility. In related agreements, Celanese provides certain contract manufacturing services to Dow, and Dow supplies acrylates to Celanese for use in its emulsions production. Simultaneous with the sale, Celanese repaid an unrelated obligation of (euro)76 million to Dow.
     The acrylates business was part of Celanese's Chemical Products segment. As a result of this transaction, the assets, liabilities, revenues and expenses related to the acrylates product lines at the Clear Lake, Texas facility are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

o    In December 2003, the Ticona segment completed the sale of its nylon business line to BASF. Ticona received cash proceeds of (euro)8 million and recorded a gain of (euro)2 million. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     In 2003, Celanese recorded (euro)2 million in losses from operations of discontinued operations related to the acrylates and nylon business divestitures. In addition, Celanese also recorded adjustments related to prior year discontinued operations representing a gain of (euro)4 million.

     2002

o    Effective January 1, 2002, Celanese sold its interest in InfraServ GmbH &
     Co. Deponie Knapsack KG ("Deponie") to Trienekens AG. Celanese recorded a net cash outflow of (euro)23 million on the sale of this business, which included cash of (euro)40 million offset by proceeds received of (euro)17 million, and a gain of (euro)10 million on disposition of Deponie included in gain on disposition of assets.

o    In December 2002, Celanese completed the sale of Trespaphan, a global oriented polypropylene ("OPP") film business, to a consortium consisting of
     Dor-Moplefan Group and Bain Capital, Inc. for a value of (euro)209 million.
     Net of the purchase price adjustments of (euro)19 million and the repayment of (euro)78 million in intercompany debt that Trespaphan owed Celanese,
     Celanese received net proceeds of (euro)112 million. Trespaphan was formerly part of Celanese's Performance Products segment. The transaction is reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

o    During 2002, Celanese sold its global allylamines and U.S. alkylamines businesses to U.S. Amines Ltd. These businesses are reflected as a component of discontinued operations in the consolidated financial statements in accordance with SFAS No. 144.

     In 2002, Celanese received net proceeds of (euro)100 million and recorded
(euro)15 million in earnings (loss) from operation of discontinued operations
(including a gain on disposal of discontinued operations of (euro)14 million)
and a gain of (euro)10 million in gain on disposition of assets relating to these divestitures. Additionally, Celanese recognized a tax benefit of (euro)40 million for discontinued operations, which includes a tax benefit associated with a tax deductible write down of the tax basis for Trespaphan's subsidiary in
Germany relating to tax years ended December 31, 2001 and 2000. Since this tax benefit relates to an entity solely engaged in a business designated as discontinued operations, this tax benefit has been correspondingly included in earnings (loss) from discontinued operations. Additionally, Celanese recognized tax benefits of (euro)10 million in 2001 related to these divestitures and recorded these in income tax benefit (expense) of discontinued operations.

8.   SECURITIES AVAILABLE FOR SALE

     At September 30, 2004 and December 31, 2003, Celanese had (euro)282 million and (euro)264 million, respectively, of securities available for sale, which were included as a component of long-term and current other assets. Celanese's captive insurance companies and pension related trusts hold these securities.
There was a net realized gain of (euro)1

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

million and (euro)3 million for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively and a net realized loss of (euro)7 million for the year ended December 31, 2002. The amortized cost, gross unrealized gain, gross unrealized loss and fair values for available-for-sale securities by major security type at September 30, 2004 and December 31, 2003, were as follows:

                                                  AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                     COST        GAIN         LOSS      VALUE
                                                  ---------   ----------   ----------   -----
                                                              (IN (EURO) MILLIONS)
                                                  -------------------------------------------

AT SEPTEMBER 30, 2004
Debt securities
   U.S. government ............................       59            6           --        65
   Foreign government .........................        2            1           --         3
   U.S. municipal .............................        1           --           --         1
   U.S. corporate .............................       85            1           --        86
                                                     ---          ---          ---       ---
      Total debt securities ...................      147            8           --       155
Bank certificates of deposit ..................       12           --           --        12
Equity securities .............................       36            2           (3)       35
Mortgage-backed securities ....................       70            8           --        78
Money markets deposits and other securities ...        2           --           --         2
                                                     ---          ---          ---       ---
                                                     267           18           (3)      282
                                                     ===          ===          ===       ===
AT DECEMBER 31, 2003
Debt securities
   U.S. government ............................       54            5           --        59
   Foreign government .........................        2            1                      3
   U.S. municipal .............................        1           --           --         1
   U.S. corporate .............................       84            1           --        85
                                                     ---          ---          ---       ---
      Total debt securities ...................      141            7           --       148
Bank certificates of deposit ..................       28           --           --        28
Equity securities .............................       40            2           (5)       37
Mortgage-backed securities ....................       44            6           --        50
Money markets deposits and other securities ...        1           --           --         1
                                                     ---          ---          ---       ---
                                                     254           15           (5)      264
                                                     ===          ===          ===       ===

     Fixed maturities at September 30, 2004 by contractual maturity are shown below. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

                                                             AMORTIZED   FAIR
                                                                COST     VALUE
                                                            ----------   -----
                                                            (IN (EURO) MILLIONS)
                                                            --------------------
Within one year(1) ......................................        21        21
From one to five years ..................................       104       106
From six to ten years ...................................        73        76
Greater than ten years ..................................        38        49
                                                                ---       ---
                                                                236       252
                                                                ===       ===

(1)  Proceeds received from fixed maturities that mature within one year are expected to be reinvested into additional securities upon such maturity.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

9.   RECEIVABLES, NET

                                                     AS OF SEPTEMBER 30,   AS OF DECEMBER 31,
                                                     -------------------   ------------------
                                                              2004                 2003
                                                             -----                -----
                                                               (IN (EURO) MILLIONS)
                                                     ----------------------------------------

Trade receivables - third party and affiliates ...             684                  589
Reinsurance receivables ..........................             143                  162
Other ............................................             316                  304
                                                             -----                -----
   Subtotal ......................................           1,143                1,055
Allowance for doubtful accounts ..................             (18)                 (18)
                                                             -----                -----
   Net receivables ...............................           1,125                1,037
                                                             =====                =====

     As of September 30, 2004 and December 31, 2003, Celanese had no significant concentrations of credit risk since Celanese's customer base is dispersed across many different industries and geographies.

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
trade receivables to CNA Funding LLC, a wholly owned subsidiary of Celanese that was formed for the sole purpose of entering into the program. CNA Funding LLC in turn sells an undivided ownership interest in these trade receivables to the purchaser. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the receivables purchased. Celanese continues to service, administer, and collect the trade receivables on behalf of the financial institution and receives a fee for performance of these services.
During 2004 and 2003, the provisions of the program allowed for the sale of up to $120 million of receivables. As of September 30, 2004, Celanese is renegotiating the program which has not been available since the acquisition.
There were no outstanding sales of receivables under this program as of
September 30, 2004 and December 31, 2003. Fees paid by Celanese under this agreement are based on certain variable market rate indices and were less than
(euro)1 million for the nine months ended September 30, 2004 and for year ended
December 31, 2003 and (euro)1 million for the year ended December 31, 2002.

10.  INVENTORIES

                                                        AS OF          AS OF
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                         2004           2003
                                                    -------------   ------------
                                                        (IN (EURO) MILLIONS)
                                                    ----------------------------
Finished goods ..................................        355             284
Work-in-process .................................         17              13
Raw materials and supplies ......................         83             107
                                                         ---             ---
   Total Inventories ............................        455             404
                                                         ===             ===

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

11.  INVESTMENTS

     Celanese accounts for the following Affiliates under the equity method:

                                                                                    CELANESE'S      CELANESE'S
                                                                                     CARRYING        SHARE OF
                                                                                       VALUE     EARNINGS (LOSS)
                                                                                    ----------   ---------------
                                                                          PERCENT        SEPTEMBER 30, 2004
                                                                           OWNER-   ----------------------------
AFFILIATE                                                 SEGMENT           SHIP        (IN (EURO) MILLIONS)
---------                                          --------------------   -------   ----------------------------

Estech GmbH & Co. KG ...........................     Chemical Products     51.0%          1            (1)
European Oxo GmbH ..............................     Chemical Products     50.0%          8            --
Fortron Industries .............................          Ticona           50.0%         20             6
Korea Engineering Plastics Co., Ltd. ...........          Ticona           50.0%         94             7
Polyplastics Co., Ltd ..........................          Ticona           45.0%        190            17
InfraServ GmbH & Co. Gendorf KG ................           Other           39.0%         18             1
InfraServ GmbH & Co. Hochst KG .................           Other           31.2%         99             6
InfraServ GmbH & Co. Knapsack KG ...............           Other           27.0%         14             1
Sherbrooke Capital Health and Wellness, L.P. ...   Performance Products    10.0%          3             1
                                                                                        ---           ---
   Total .......................................                                        447            38
                                                                                        ===           ===

                                                                   AS OF SEPTEMBER 30,   AS OF DECEMBER 31,
                                                                   -------------------   ------------------
                                                                           2004                 2003
                                                                   -------------------   ------------------
                                                                             (IN (EURO) MILLIONS)
                                                                   ----------------------------------------

Affiliates totals:
   Net sales ...................................................          1,701                1,815
   Net earnings ................................................             96                   75
Celanese's share:
   Net earnings ................................................             38                   31
   Dividends ...................................................             29                   21
Total assets ...................................................          1,895                1,836
Total liabilities ..............................................           (981)                (908)
Interests of others ............................................            557                  570
                                                                          -----                -----
   Celanese's share of equity ..................................            357                  358
Excess of cost over underlying equity in net assets acquired ...             90                   86
                                                                          -----                -----
   Celanese's carrying value of investments ....................            447                  444
                                                                          =====                =====

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                                              NET BOOK
                                                                                                VALUE
                                                                                        --------------------
                                                                                        (IN (EURO) MILLIONS)
                                                                                        --------------------

December 31, 2002 ...................................................................           454
   Contributions ....................................................................            14
   Sale of investment ...............................................................            (1)
   Exchange rate changes ............................................................           (33)
   Celanese's share of equity method investee earnings, net of dividends received ...            10
                                                                                                ---
December 31, 2003 ...................................................................           444
   Exchange rate changes ............................................................            (6)
   Celanese's share of equity method investee earnings, net of dividends received ...             9
                                                                                                ---
September 30, 2004 ..................................................................           447
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

     In addition to equity method investments, the Company has certain investments that it accounts for under the cost method of accounting, which are recorded in non-current other assets in the consolidated balance sheet.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

12.  PROPERTY, PLANT AND EQUIPMENT

                                                        BUILDING,
                                             LAND        BUILDING
                                           AND LAND    IMPROVEMENTS   MACHINERY   CONSTRUCTION
                                           IMPROVE-   AND LEASEHOLD      AND           IN        CAPITALIZED
                                             MENT      IMPROVEMENTS   EQUIPMENT     PROGRESS       INTEREST     TOTAL
                                           --------   -------------   ---------   ------------   -----------   ------
                                                                      (IN (EURO) MILLIONS)
                                           --------------------------------------------------------------------------

Net book value at December 31, 2003 ....      78           169            922          153            32        1,354
                                             ===          ====         ======         ====           ===       ======
ACQUISITION OR CONSTRUCTION COST
   December 31, 2003 ...................     151           474          4,026          153           121        4,925
      Additions ........................       1             2             26          100             4          133
      Disposals ........................      (8)          (27)           (53)          --            (1)         (89)
      Transfers ........................      --             5            119         (124)           --           --
      Acquisitions .....................      --            --             --           --            --           --
      Exchange rate changes ............       2             7             47           --             2           58
                                             ---          ----         ------         ----           ---       ------
    September 30, 2004 .................     146           461          4,165          129           126        5,027
                                             ---          ----         ------         ----           ---       ------
ACCUMULATED DEPRECIATION
   December 31, 2003 ...................     (73)         (305)        (3,104)          --           (89)      (3,571)
      Additions ........................      (5)          (17)          (253)          --            (8)        (283)
      Disposals ........................       7            27             39           --             1           74
      Exchange rate changes ............      (1)           (4)           (38)          --            (2)         (45)
                                             ---          ----         ------         ----           ---       ------
   September 30, 2004 ..................     (72)         (299)        (3,356)          --           (98)      (3,825)
                                             ---          ----         ------         ----           ---       ------
Net book value at September 30, 2004 ...      74           162            809          129            28        1,202
                                             ===          ====         ======         ====           ===       ======

     Total capital expenditures in property, plant and equipment were (euro) 123 million and (euro) 185 million for the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively. Depreciation totaled (euro)
175 million, (euro) 245 million and (euro) 259 million for the nine months ended
September 30, 2004 and years ended December 31, 2003 and 2002, respectively.
Writedowns due to asset impairments amounting to (euro) 108 million, (euro) 1 million and (euro) 6 million were recorded to special charges during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

     Assets under capital leases, net of accumulated amortization, amounted to
(euro) 4 million and (euro) 11 million at September 30, 2004 and December 31,
2003, respectively.

     Interest costs capitalized were (euro) 4 million, (euro) 3 million and
(euro) 6 million for the nine months ended September 30, 2004 and years ended
December 31, 2003 and 2002, respectively.

     In October 2004, a subsidiary of the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. In the third quarter of 2004, the Company recorded restructuring charges of (euro) 100 million related to asset impairment of the
Company's acetate business (See Note 17 for discussion related to the associated disclosures regarding asset retirement obligations). The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value.

     In the first quarter of 2004, as part of the Acrylates divesture, the
Company entered into a site agreement with Dow to allow Dow to use certain property, plant and equipment. As the agreement met the stipulations of a capital lease under EITF Issue No. 01-8, Determining Whether and Arrangement
Contains a Lease, the Company has reclassed (euro) 9 million related to property, plant and equipment into other long-term receivables.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     In 2003, the purchase price allocation associated with the December 2002 acquisition of the Emulsions business was finalized. As a result, property, plant and equipment was increased by (euro) 31 million. This increase was recorded as follows: (euro) 27 million in machinery and equipment, less than
(euro) 4 million in buildings, and less than (euro) 1 million in land.

     At December 31, 2003, the consolidation of a variable interest entity,
Dacron GmbH, resulted in the recording of (euro) 45 million in net property, plant and equipment. This was recorded as follows: (euro) 61 million in machinery and equipment cost and (euro) 16 million in machinery and equipment accumulated depreciation.

     On October 1, 2003, Celanese and Degussa began their European Oxo GmbH joint venture. (See Note 7) Celanese contributed property, plant, and equipment of (euro) 6 million to European Oxo GmbH. This contribution was recorded as follows: (euro) 102 million in machinery and equipment cost and (euro) 97 million in machinery and equipment accumulated depreciation and (euro) 1 million in construction in process.

     As of January 1, 2003, Celanese adopted SFAS No. 143, Accounting for Asset
Retirement Obligations. Celanese recognized transition amounts for existing asset retirement obligations and corresponding capitalized costs and accumulated depreciation. Upon adoption, Celanese recorded (euro) 8 million in land and land improvements cost, and (euro) 5 million in land and land improvements accumulated depreciation. In addition, in the fourth quarter of 2003, the
Company assigned a probability that certain facilities in the Acetate products segment will close in the latter half of this decade. As a result, the Company recorded (euro) 8 million in land and land improvements cost and (euro) 1 million to machinery and equipment cost as well as (euro) 8 million in land and land improvement accumulated depreciation and (euro) 1 million in machinery and equipment accumulated depreciation.

     In the first quarter of 2004, as part of the acrylates divestiture,
Celanese Mexico and Celanese Ltd. entered into a site agreement with Dow to allow them to use certain property, plant, and equipment. As the agreement met the stipulations of a capital lease under EITF Issue No. 01-8, Determining
Whether an Arrangement Contains a Lease, Celanese has reclassed the amount of
(euro) 14 million related to the property, plant and equipment into other long-term receivables. This transaction is included in disposals above.

13.  INTANGIBLE ASSETS

Goodwill

                                                          CHEMICAL    ACETATE
                                                          PRODUCTS   PRODUCTS   TICONA   TOTAL
                                                          --------   --------   ------   -----
                                                                  (IN (EURO) MILLIONS)
                                                          ------------------------------------

Carrying value of goodwill as of December 31, 2002 ....     539        146       327     1,012
   Finalization of Purchase Accounting Adjustments ....     (21)        --        --       (21)
   Exchange rate changes ..............................     (67)       (19)      (56)     (142)
                                                            ---        ---       ---     -----
Carrying value of goodwill as of December 31, 2003 ....     451        127       271       849
                                                            ---        ---       ---     -----
   Exchange rate changes ..............................       8          3         5        16
                                                            ---        ---       ---     -----
Carrying value of goodwill as of September 30, 2004 ...     459        130       276       865
                                                            ===        ===       ===     =====

     Effective January 1, 2002, Celanese adopted SFAS No. 142, Goodwill and
Other Intangible Assets, and accordingly applied the standards of the statement prospectively. This statement provides that goodwill and other intangible assets with an indefinite life no longer be amortized rather they will be tested at least annually for impairment. Additionally, the adoption of SFAS No. 142 required that any unamortized negative goodwill (excess of fair value over cost)
on the balance sheet be written off immediately and classified as a cumulative effect of change in accounting principle in the consolidated statement of operations. As a result, income of (euro) 10 million was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations in the first quarter of 2002.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The following table presents the impact of adopting SFAS No. 142 on net earnings and net earnings per share:

                                                     YEAR ENDED DECEMBER 31,
                                                               2002
                                                 -------------------------------
                                                 (IN (EURO) MILLIONS, EXCEPT PER
                                                           SHARE DATA)
                                                 -------------------------------
Reported net earnings.........................                  175
Adjustment for goodwill amortization..........                   --
Adjustment for negative goodwill..............                  (10)
                                                              -----
Adjusted net earnings.........................                  165
                                                              =====

Earnings per common share - basic and diluted:
   Reported net earnings......................                 3.48
   Goodwill amortization......................                   --
   Negative goodwill..........................                (0.20)
                                                              -----
   Adjusted net earnings......................                 3.28
                                                              =====

Other Intangible Assets

     Celanese's other intangible assets, primarily relate to patents and trademarks acquired in the emulsions acquisition. Celanese's cost and accumulated amortization of other intangible assets as of September 30, 2004 were (euro)48 million and (euro)25 million, respectively. Celanese's cost and accumulated amortization of other intangible assets as of December 31, 2003 were
(euro)53 million and (euro)25 million, respectively. Aggregate amortization expense charged against earnings for intangible assets with finite lives during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 totaled (euro)5 million, (euro)10 million and (euro)3 million, respectively. Estimated amortization expense for the succeeding five fiscal years is approximately (euro)4 million in 2005, (euro)4 million in 2006, (euro)4 million in 2007, (euro)3 million in 2008 and (euro)1 million in 2009. Intangible assets subject to amortization have a weighted average life of five years.

     In 2003, it was determined that of the other intangible assets that were acquired in the emulsions acquisition, (euro)7 million represents a trademark, which has an indefinite life and is not subject to amortization. Accordingly, no amortization expense was recorded for this trademark since 2003.

14.  INCOME TAXES

     Celanese is headquartered in Germany. Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes. The German corporate income tax rate in 2004 is 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is 40 percent. In 2003 and 2002 the corporate tax rate was 26.5 percent and 25 percent, respectively. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 41 percent for 2003 and 40 percent for 2002.

     Deferred taxes are being provided at a 40 percent rate for the German companies as of September 30, 2004. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                                 NINE
                                                                             MONTHS ENDED    YEARS ENDED
                                                                             SEPTEMBER 30,   DECEMBER 31,
                                                                             -------------   ------------
                                                                                 2004         2003   2002
                                                                             -------------    ----   ----
                                                                                  (IN (EURO) MILLIONS)
                                                                             ----------------------------

Earnings (loss) from continuing operations before income tax and minority interests:
   Germany ...............................................................         51          (25)   146
   U.S ...................................................................        (37)          61   (155)
   Other .................................................................         89          141    199
                                                                                  ---          ---   ----
            Total ........................................................        103          177    190
                                                                                  ===          ===   ====
Provision (benefit) for income taxes:
   Current:
      Germany ............................................................         18           25     39
      U.S ................................................................          1          (67)   (31)
      Other ..............................................................         20           32     40
                                                                                  ---          ---   ----
            Total current ................................................         39          (10)    48
                                                                                  ---          ---   ----
   Deferred:
      Germany ............................................................         13           (7)    25
      U.S ................................................................        129           68    (16)
      Other ..............................................................         10           (3)     2
                                                                                  ---          ---   ----
            Total deferred ...............................................        152           58     11
                                                                                  ---          ---   ----
            Income tax provision .........................................        191           48     59
                                                                                  ===          ===   ====
Effective income tax rate reconciliation:
   A reconciliation of income tax provision (benefit) for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 determined by using the applicable German statutory rate of 40% for
   2004, 41% for 2003 and 40% for 2002 as follows:

   Income tax provision (benefit) computed at statutory tax rates ........         41           73     76
      Increase (decrease) in taxes resulting from:
         Change in valuation allowance ...................................        170           (6)   (28)
         Equity income and dividends .....................................         (2)           4     15
         U.S. foreign tax credit/Subpart F income ........................          1            3      2
         U.S. tax rate differentials .....................................          1           (3)     7
         Other foreign tax rate differentials ............................        (36)         (35)   (35)
         Valuation adjustments in subsidiaries ...........................         --            7     16
         Change in statutory German trade tax rate .......................         --           (3)    --
         Adjustment for prior years taxes ................................          6            6     --
         Other ...........................................................         10            2      6
                                                                                 ----         ----   ----
      Income tax provision ...............................................        191           48     59
                                                                                 ====         ====   ====

     Celanese recognized income tax expense of (euro)191 million, (euro)48 million and (euro)59 million for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively.

     The effective tax rate for Celanese in 2004 was 185 percent compared to 27 percent in 2003 and 31 percent in 2002. This adverse affect was primarily due to the recording of a full valuation allowance against the U.S. net operating loss
("NOL") tax benefit. This valuation allowance was triggered by the BCP acquisition and the corresponding limitation on the utilization of the NOL carryforwards as prescribed under U.S. tax law. The

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

effective rate was also negatively effected by the application of a full valuation allowance against the Canadian deferred tax asset. A valuation allowance is provided when it is more likely than not that a deferred tax asset, all or in part, will not be realized.

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

                                                   AS OF           AS OF
                                               SEPTEMBER 30,   DECEMBER 31,
                                                    2004           2003
                                               -------------   ------------
                                                   (IN (EURO) MILLIONS)
                                               ----------------------------
Pension and postretirement obligations......        357             289
Accrued expenses ...........................         93              96
Net operating loss carryforwards ...........        263             286
Investments ................................         18              28
Other ......................................         59              53
                                                   ----            ----
   Subtotal ................................        790             752

Valuation allowance (1) ....................       (256)           (127)
                                                   ----            ----
   Deferred tax assets .....................        534             625
                                                   ----            ----

Depreciation ...............................         96             164
Interest ...................................          3               3
Inventory ..................................         23              18
Other ......................................         18               1
                                                   ----            ----
   Deferred tax liabilities ................        140             186
                                                   ----            ----
      Net deferred tax assets ..............        394             439
                                                   ====            ====

(1) Includes adjustments for discontinued operations of (euro)15 million and other adjustments including the expiration of net operating losses previously subject to a full valuation allowance. These account for the primary differences with respect to items which are not reflected in the effective income tax rate reconciliation.

     Celanese has established valuation allowances primarily in the U.S. for federal and state net operating loss carryforwards, federal capital loss carryforwards, and Mexican net operating loss carryforwards which may not be realizable. As stated above, Celanese has also established a full valuation allowance against its Canadian deferred tax asset.

     At September 30, 2004, Celanese has net operating loss carryforwards of approximately (euro)204 million for Germany and Mexico, with various expiration dates. The U.S. federal net operating loss carryforwards are approximately
(euro)392 million and are subject to limitation as mentioned above with various expiration dates. In

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

addition, Celanese had U.S. capital loss carryforwards of (euro)84 million which expired subsequent to September 30, 2004.

     Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

     The income tax (benefit) expense for the nine months ended September 30,
2004 and the years ended December 31, 2003 and 2002 was allocated to continuing operations and accumulated other comprehensive income. The aggregate tax expense
(benefit) amounts allocated to accumulated other comprehensive income, for unrealized gains (losses) on securities, additional minimum pension liabilities and unrealized gains (losses) on derivative contracts was (euro)(71) million,
(euro)8 million and (euro)(121) million for the nine months ended September 30,
2004 and the years ended December 31, 2003 and 2002, respectively.

15.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                           AS OF           AS OF
                                                       SEPTEMBER 30,   DECEMBER 31,
                                                       -------------   ------------
                                                            2004            2003
                                                           -----           -----
                                                           (IN (EURO) MILLIONS)
                                                       ----------------------------

Trade payables - third party and affiliates.........         465             468
Accrued salaries and benefits.......................         138             126
Accrued environmental (See Note 26).................          19              28
Accrued restructuring...............................          31              32
Insurance loss reserves (See Note 28)...............         102             115
Accrued legal.......................................         111             113
Other...............................................         207             313
                                                           -----           -----
   Total accounts payable and accrued liabilities...       1,073           1,195
                                                           =====           =====

     As of December 31, 2003, the Other caption above includes a reclassification from Other liabilities on the consolidated balance sheet of approximately (euro)44 million in anticipation of an early payment of an obligation under a separate agreement with Dow, which was accelerated upon the close of the sale of the acrylates business. As of December 31, 2003, the total liability recorded within Other associated with this matter was (euro)80 million, including interest. This amount was paid in February 2004. (See Note 7)

     As of September 30, 2004, accrued legal above includes (euro)105 million of liabilities related to sorbates matters (See Note 25), of which (euro)23 million was reclassed from other long-term liabilities during 2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

16.  DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                                 AS OF           AS OF      WEIGHTED AVERAGE
                                             SEPTEMBER 30,   DECEMBER 31,    INTEREST RATES
                                             -------------   ------------   ----------------
                                                  2004           2003         2004     2003
                                                  ----           ----         ----     ----
                                                           (IN (EURO) MILLIONS)
                                             -----------------------------------------------

Current installments of long-term debt....         21             38          5.4%     5.9%
Short-term borrowings from Affiliates.....         80             79          2.0%     2.0%
Other.....................................          1             --          2.8%
                                                  ---            ---
   Total short-term borrowings and current
      installments of long-term debt......        102            117
                                                  ===            ===

     As a result of BCP's acquisition of Celanese, Celanese canceled its previously existing revolving credit lines and was renegotiating its $120 million ((euro)97 million) trade receivable securitization program, thus, the
Company has no availability or access to credit facilities. Additionally,
Celanese no longer has a commercial paper program. Celanese had outstanding letters of credit amounting to (euro)143 million at September 30, 2004 and
(euro)118 million at December 31, 2003.

LONG-TERM DEBT

                                                                         AS OF           AS OF
                                                                     SEPTEMBER 30,   DECEMBER 31,
                                                                     -------------   ------------
                                                                          2004           2003
                                                                          ----           ----
                                                                         (IN (EURO) MILLIONS)
                                                                     ----------------------------

Term notes:
   6.125% notes, due 2004.........................................         --              20
   7.125% medium-term notes, due 2009.............................         11              11
Variable rate loans with interest rates adjusted periodically:
   Due in 2003, interest rate of 4.47%............................         --              --
   Due in 2003, interest rate of 1.49%............................         --              --
   Due in 2005, interest rate of 1.55%............................         --              20
   Due in 2006, interest rate of 4.47%............................         --              --
   Due in 2008, interest rate of 1.55%............................         --             119
   Due in 2009, interest rate of 2.90%............................         --              48
   Due in 2011, interest rate of 4.13%, note with affiliate
      (uncollateralized)..........................................        289              --
Pollution control and industrial revenue bonds, interest rates
   ranging from 5.2% to 6.7%, due at various dates through 2030...        168             165
Obligations under capital leases and other secured borrowings
   due at various dates through 2018..............................         38              42
                                                                          ---             ---
      Subtotal....................................................        506             425
         Less: Current installments of long-term debt.............         21              38
                                                                          ---             ---
            Total long-term debt..................................        485             387
                                                                          ===             ===

     In connection with BCP's acquisition of Celanese, CAC became a party to credit facilities whereby substantially all of the assets of CAC and its U.S.
subsidiaries, as well as 65% of the shares of foreign subsidiaries directly owned by CAC are pledged and/or mortgaged as collateral to third party lenders.
CAC and its U.S. subsidiaries have access to approximately $608 million
((euro)490 million) under these credit facilities. CAC also borrowed $359 million ((euro)289 million) from BCP Caylux Holdings Luxembourg S.C.A ("BCP
Caylux") at a variable rate, a portion of which was used to repay $175 million
((euro)140 million) of debt, scheduled to mature in 2005 and 2008 and (euro)48 million of additional debt scheduled to mature in 2009. The $359 million
((euro)289 million) from BCP Caylux was also used to prefund pension obligations. As of September 30, 2004, approximately 94% of the long-term borrowings above are denominated in U.S. dollars, with the remaining amounts denominated in euros. (See Note 30)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The maturities in 2005 and thereafter, including short-term borrowings, are as follows:

                       TOTAL
                --------------------
                (IN (EURO) MILLIONS)
                --------------------
2005.........            102
2006.........             24
2007.........             10
2008.........              2
2009.........             12
Thereafter...            437
                         ---
   Total ....            587
                         ===

     Celanese recorded interest expense, net of amounts capitalized, of (euro)27 million, (euro)43 million and (euro)59 million for the nine months ended
September 30, 2004 and for the years ended December 31, 2003 and 2002, respectively. Interest expense on the borrowings noted above, including the effects of related interest rate swaps and the adjustment for capitalized interest was (euro)24 million, (euro)33 million and (euro)48 million, respectively. The remaining portion related to the interest component of discounted environmental liabilities, financial instruments, and other liabilities.

17.  OTHER LIABILITIES

                                              AS OF SEPTEMBER 30,   AS OF DECEMBER 31,
                                              -------------------   ------------------
                                                     2004                  2003
                                                     ----                  ----
                                                        (IN (EURO) MILLIONS)
                                              ----------------------------------------

Pension and postretirement medical and
   life obligations (See Note 20)..........          1,022                   922
Environmental liabilities (See Note 26)....            100                    98
Insurance liabilities (See Note 28)........            109                   136
Other......................................            169                   153
                                                     -----                 -----
   Total other liabilities.................          1,400                 1,309
                                                     =====                 =====

     Prior to the adoption of SFAS No. 143, Celanese had (euro)31 million of post closure liabilities included within environmental liabilities. As provided under SFAS No. 143, such amounts were reversed, and (euro)36 million of asset retirement obligations were established. As of September 30, 2004, estimated costs for asset retirement obligations were approximately (euro)49 million, of which (euro)47 million is included as a component of other long-term liabilities included in the Other caption above. This amount primarily represents Celanese's estimated future liability for site demolition and for various landfill closures and the associated monitoring costs at these operating sites.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Changes in Celanese's asset retirement obligations can be reconciled as follows:

                                                 AS OF AND FOR THE PERIODS ENDED
                                                 -------------------------------
                                                   SEPTEMBER 30,   DECEMBER 31,
                                                        2004           2003
                                                   -------------   -------------
                                                       (IN (EURO) MILLIONS)
                                                   ----------------------------
Balance at beginning of period ...............           37             36
Additions ....................................           10              9
Accretion ....................................            2              2
Payments .....................................           (1)            (3)
Revisions to cash flow estimates .............           --             (1)
Exchange rate changes ........................            1             (6)
                                                        ---            ---
Balance at end of period .....................           49             37
                                                        ===            ===

     In October 2004, the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value. The restructuring resulted in (euro)10 million of depreciation expense, of which (euro)7 million was recorded by the Acetate
Products segment and (euro)3 million by the Chemical Products segment, for related asset retirement obligations for the nine months ended September 30,
2004.

     The Company has identified but not recognized asset retirement obligations related to substantially all of its existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations. However, Celanese currently plans on continuing operations at these facilities indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the event that Celanese considers plans to abandon or cease operations at these sites, an asset retirement obligation will be reassessed at that time. If certain operating facilities were to close, the related asset retirement obligations could significantly affect our results of operations and cash flows.

18.  COST OF RAW MATERIALS AND SUPPLIES

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                     NINE MONTHS
                                                        ENDED        YEARS ENDED
                                                    SEPTEMBER 30,    DECEMBER 31,
                                                    -------------   -------------
                                                         2004        2003    2002
                                                         ----       -----   -----
                                                         (IN (EURO) MILLIONS)
                                                    -----------------------------

Cost of raw materials, supplies and merchandise..       1,623       2,452   2,228
Cost of services purchased (primarily energy)....         263         355     328
                                                        -----       -----   -----
   Total cost of raw materials and supplies......       1,886       2,807   2,556
                                                        =====       =====   =====

     Total cost of raw materials and supplies for discontinued operations were
(euro)10 million, (euro)118 million and (euro)294 million for the nine months ended September 30, 2004 and the years ended December 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

19.  PERSONNEL EXPENSES

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                                                        NINE MONTHS
                                                                           ENDED        YEARS ENDED
                                                                       SEPTEMBER 30,   DECEMBER 31,
                                                                       -------------   ------------
                                                                           2004         2003   2002
                                                                           ----         ----   ----
                                                                           (IN (EURO) MILLIONS)
                                                                       ----------------------------

Wages and salaries .................................................        365          536    629
Social security contributions ......................................         56           75     77
Other ..............................................................         32           64     61
                                                                            ---          ---    ---
   Personnel expenses excluding pensions and similar benefits and
      restructuring severance expenses .............................        453          675    767
Pensions and similar benefits ......................................         85          102    104
                                                                            ---          ---    ---
   Personnel expenses excluding restructuring severance expenses ...        538          777    871
Restructuring severance expenses ...................................         42           16     11
                                                                            ---          ---    ---
      Total cost of personnel expenses .............................        580          793    882
                                                                            ===          ===    ===

     Total costs of personnel expenses for discontinued operations were (euro)1 million, (euro)18 million and (euro)96 million for the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

20.  BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
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

     Defined benefit pension plans exist at certain locations in the North
America and Europe. As of September 30, 2004, Celanese's U.S. qualified pension plan represented greater than 85 percent and 80 percent of Celanese's pension plan assets and liabilities, respectively. Effective January 1, 2001, for
Celanese's U.S. qualified pension plan, the Company began providing pension benefits for certain new employees hired in the United States after December 31,
2000 based upon a new Cash Balance Plan formula. Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are prepared annually.

     Celanese sponsors various defined contribution plans in Europe and North
America covering certain employees. Employees may contribute to these plans and
Celanese will match these contributions in varying amounts. Celanese's contributions to the defined contribution plans are based on specified percentages of employee contributions and aggregated (euro)6 million for the nine months ended September 30, 2004, (euro)10 million in 2003 and (euro)12 million in 2002.

     OTHER POSTRETIREMENT BENEFIT PLANS Certain retired employees receive postretirement medical benefits under plans sponsored by Celanese. Celanese has the right to modify or terminate these plans at any time. Celanese employees in the U.S. who were 50 years of age as of January 1, 2001 are eligible to receive postretirement medical benefits, both pre-65 coverage and continued secondary coverage at age 65, provided that upon termination they are at least age 55 and have a minimum of 10 years of service. On January 1, 2001, Celanese eliminated continued postretirement medical coverage at age 65 for employees who were not
50 on January 1, 2001 or were hired on or after January 1, 2001. This group of employees continues to be eligible for pre-65 postretirement medical coverage provided that upon termination they are at least age 55 and have a minimum of 10 years of service. Generally, the

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

cost for coverage is shared between Celanese and the employee, and is determined based upon completed years of service.

     In 2003, the Celanese U.S. postretirement medical plan was amended to introduce defined dollar caps for pre-1993 retirees. The amendments included:
pre-age 65 cap was set to $9,600 and the post-age 65 cap was set to $3,000; the elimination of pre-1993 retiree contributions until the cap is reached; moving all retirees to the managed choice program; and introduction of relatively minor changes to the retiree cost sharing in order to simplify administration. These changes were approved by the Board in June 2003 and were reflected with a remeasurement of the retiree medical plan resulting in the establishment of a
(euro)59 million negative prior service cost base as these changes become effective for participants July 1, 2004.

     In December 2003, the Medicare Prescription Drug, Improvement and
Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare known as "Medicare Part D." As a result of this new federally funded benefit, Celanese expects a reduction to the post-65 medical per capita claims cost in its postretirement plan. Accordingly, the Company treated the resulting (euro)5 million reduction in APBO at July 1,
2004 as an actuarial gain. The introduction of the federal benefit reduced the
Company's FAS 106 net periodic benefit cost for the fiscal year ending September
30, 2004 by less than (euro)1 million, due to lower service cost and interest, as well as amortization of the unrecognized net gain.

                                                                   PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                             ----------------------------   ----------------------------
                                                                 AS OF           AS OF          AS OF          AS OF
                                                             SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                             -------------   ------------   -------------   ------------
                                                                 2004            2003           2004            2003
                                                                 ----            ----           ----            ----
                                                                                 (IN (EURO) MILLIONS)
                                                             -----------------------------------------------------------

CHANGE IN PROJECTED BENEFIT OBLIGATION
   Projected benefit obligation at beginning of period ...       2,223           2,439           336            464
   Service cost ..........................................          24              32             2              2
   Interest cost .........................................         104             151            15             24
   Participant contributions .............................           1               1             8             10
   Plan amendments .......................................           1               4            --            (59)
   Actuarial losses ......................................         160             138             5             14
   Acquisitions ..........................................          --              --             1             --
   Special termination benefits ..........................          10              (1)           --             --
   Settlements ...........................................          (2)             (1)           --             --
   Curtailments ..........................................          --              --            (1)            --
   Benefits paid .........................................        (109)           (150)          (34)           (49)
   Change in measurement dates ...........................          --               5            --             --
   Foreign currency exchange rate changes ................          38            (395)            6            (70)
                                                                 -----           -----           ---            ---
      Projected benefit obligation at end of period ......       2,450           2,223           338            336
                                                                 =====           =====           ===            ===

                                                                   PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                             ----------------------------   ----------------------------
                                                                 AS OF           AS OF          AS OF          AS OF
                                                             SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                             -------------   ------------   -------------   ------------
                                                                 2004            2003           2004            2003
                                                                 ----            ----           ----            ----

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
   BENEFIT OBLIGATIONS AS OF
   Discount rate:
      U.S. plans                                                 6.00%           6.25%          6.00%           6.25%
      International plans                                        5.65%           5.70%          5.95%           6.00%
         Combined                                                5.95%           6.20%          6.00%           6.25%
   Rate of compensation increase:
      U.S. plans                                                 4.00%           4.00%             --              --
      International plans                                        3.25%           2.25%             --              --
         Combined                                                3.80%           3.60%             --              --

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                       PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                                 ----------------------------   ----------------------------
                                                                     AS OF          AS OF           AS OF           AS OF
                                                                 SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                                 -------------   ------------   -------------   ------------
                                                                      2004           2003            2004           2003
                                                                      ----           ----            ----           ----
                                                                                     (IN (EURO) MILLIONS)
                                                                 -----------------------------------------------------------

CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of period ..........       1,527          1,501             --              --
   Actual return on plan assets ..............................          55            303             --              --
   Company contributions .....................................         129            136             25              39
   Participant contributions .................................           1              1              9              10
   Settlements ...............................................          (2)            (1)            --              --
   Benefits paid .............................................        (109)          (150)           (34)            (49)
   Change in measurement dates ...............................          --              2             --              --
   Foreign currency exchange rate changes ....................          29           (265)            --              --
                                                                     -----          -----           ----            ----
      Fair value of plan assets at end of period .............       1,630          1,527             --              --
                                                                     =====          =====           ====            ====

FUNDED STATUS AND NET AMOUNTS RECOGNIZED
   Plan assets in excess of (less than) benefit obligation ...        (820)          (696)          (338)           (336)
   Unrecognized prior service cost (benefit) .................          28             31            (54)            (56)
   Unrecognized actuarial loss ...............................         858            657            141             139
                                                                     -----          -----           ----            ----
      Net amount recognized in the consolidated
         balance sheets ......................................          66             (8)          (251)           (253)
                                                                     =====          =====           ====            ====

AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
   BALANCE SHEETS CONSIST OF:
   Accrued benefit liability .................................        (696)          (585)          (251)           (253)
   Intangible asset(1) .......................................          27             31             --              --
   Additional minimum liability(2) ...........................         735            546             --              --
                                                                     -----          -----           ----            ----
      Net amount recognized in the consolidated
         balance sheets ......................................          66             (8)          (251)           (253)
                                                                     =====          =====           ====            ====

(1)  Amount is classified as other assets in the consolidated balance sheets.

(2)  Amount shown net of tax in the consolidated statements of shareholders'
     equity.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of September 30, 2004 were (euro)2,436 million,
(euro)2,316 million and (euro)1,615 million, respectively and as of December 31,
2003 were (euro)2,209 million, (euro)2,102 million and (euro)1,512 million, respectively.

     The accumulated benefit obligation for all defined benefit pension plans was (euro)2,328 million and (euro)2,114 million at September 30, 2004 and
December 31, 2003, respectively.

     Celanese uses a measurement date of December 31 for its pension and other postretirement benefit plans.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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
As a result, income of (euro) 9 million ((euro) 0.18 per share), net of income taxes of (euro) 5 million, was recorded to cumulative effect of changes in accounting principles in Celanese's consolidated statement of operations. In addition, this change reduced total 2002 pension and postretirement benefit expense cost by approximately (euro) 14 million.

                                                      PENSION BENEFITS             POSTRETIREMENT BENEFITS
                                                ----------------------------    ----------------------------
                                                    AS OF           AS OF           AS OF          AS OF
                                                SEPTEMBER 30,   DECEMBER 31,    SEPTEMBER 30,   DECEMBER 31,
                                                -------------   ------------    -------------   ------------
                                                    2004         2003   2002         2004        2003   2002
                                                    ----         ----   ----         ----        ----   ----
                                                                     (IN (EURO) MILLIONS)
                                                -------------------------------------------------------------

   COMPONENTS OF NET PERIODIC BENEFIT COST
            FOR THE PERIODS ENDED
Service cost.................................         24           32     35           2           2      3
Interest cost................................        104          151    176          15          24     31
Expected return on plan assets...............       (106)        (155)  (178)         --          --     --
Amortization of prior service cost...........          4            7      8          (4)         (3)    (1)
Recognized actuarial loss....................         18           14      3           6           7      7
Amortization of the unamortized obligation...         --           (1)    (2)         --          --     --
Curtailment loss (gain)......................          1           --     (1)         --          --     --
Special termination charge...................         10           --      -          --          --     --
Settlement loss..............................          1            1      2          --          --     --
Change in measurement dates..................         --           (1)   (15)         --           1      1
                                                    ----         ----   ----         ---         ---    ---
   Net periodic benefit cost.................         56           48     28          19          31     41
                                                    ====         ====   ====         ===         ===    ===

     On January 1, 2004, Celanese's health care cost trend assumption for its US postretirement medical plan's net periodic benefit cost was 11% per year grading down 1% per year to an ultimate trend of 5%.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                           PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                     ----------------------------   ----------------------------
                                         AS OF           AS OF          AS OF          AS OF
         WEIGHTED-AVERAGE            SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
   ASSUMPTIONS USED TO DETERMINE     -------------   ------------   -------------   ------------
  NET COST FOR THE PERIODS ENDED         2004         2003   2002       2004         2003   2002
----------------------------------       ----         ----   ----       ----         ----   ----

Discount rate:
   U.S. plans ....................       6.25%        6.75%  7.25%      6.25%        6.75%  7.25%
   International plans ...........       5.70%        6.30%  6.90%      6.00%        6.50%  7.10%
      Combined ...................       6.20%        6.70%  7.20%      6.25%        6.75%  7.25%
Expected return on plan assets:
   U.S. plans ....................       8.50%        9.00%  9.00%        --           --     --
   International plans ...........       6.40%        7.10%  7.60%        --           --     --
      Combined ...................       8.25%        8.85%  8.90%        --           --     --
Rate of compensation increase:
   U.S. plans ....................       4.00%        4.00%  3.40%        --           --     --
   International plans ...........       2.25%        2.70%  3.30%        --           --     --
      Combined ...................       3.60%        3.75%  3.40%        --           --     --

     During the nine months ended September 30, 2004, the additional minimum liability increased by (euro) 189 million. The additional minimum liability adjustment is principally a result of lower than expected rate of return on plan assets and the reduction in the discount rate. As a result of these adjustments, accumulated other comprehensive income (loss) in the consolidated statement of shareholders' equity was reduced by (euro) 115 million representing the additional minimum pension liability and (euro) 6 million of foreign currency translation, which is net of an income tax benefit of (euro) 74 million.

     Included in the pension obligations above are accrued liabilities relating to supplemental retirement plans for certain employees amounting to (euro) 190 million and (euro) 168 million as of September 30, 2004 and December 31, 2003, respectively. Pension expense relating to these plans included in net periodic benefit cost totaled (euro) 11 million, (euro) 16 million and (euro) 20 million for the nine months ended September 30, 2004 and for the years ended December
31, 2003 and 2002, respectively. To fund these obligations, Celanese has established non-qualified trusts, included within other non-current assets, which had market values of (euro) 103 million and (euro) 103 million at
September 30, 2004 and December 31, 2003, respectively, and recognized income of
(euro) 1 million and (euro) 3 million for the nine months ended September 30,
2004 and the year ended December 31, 2003, respectively. There was no income recorded in 2002 related to these trusts. In 2003, Celanese contributed (euro)
16 million to these trusts from proceeds it received from the demutualization of an insurance carrier. The gain associated with these proceeds was included within interest and other income, net, in the consolidated statement of operations.

     The asset allocation for the Company's qualified U.S. defined benefit pension plan as of September 30, 2004 and at the end of 2003, and the target allocation ranges for 2005 by asset category is presented below. The fair value of plan assets for this plan was (euro) 1,424 million and (euro) 1,412 million as of September 30, 2004 and at the end of 2003, respectively. These asset amounts represent approximately 87% of the Company's total pension assets at
September 30, 2004 and 93% at December 31, 2003. The expected long-term rate of return on these assets was 8.5% at September 30, 2004 and 9.0% at December 31,
2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                    PERCENTAGE OF PLAN ASSETS AT
                         TARGET     ----------------------------
                       ALLOCATION   SEPTEMBER 30,   DECEMBER 31,
                       ----------   -------------   ------------
ASSET CATEGORY - US       2005           2004           2003
--------------------     -----           ----           ----
Equity securities...     55-80%           73%            74%
Debt securities.....     25-30%           26%            25%
Real Estate.........       0-5%            0%             0%
Other...............       0-1%            1%             1%
                                         ---            ---
   TOTAL ...........                     100%           100%
                                         ===            ===

     Plan assets did not include any investment in Celanese AG ordinary shares during the periods presented.

     The asset allocation for the Company's Canadian main defined benefit pension plan as of September 30, 2004 and at the end of 2003 and the target allocation ranges for 2005 by asset category is presented below. The fair value of plan assets for this plan was (euro) 96 million and (euro) 91 million as of
September 30, 2004 and at December 31, 2003, respectively. These asset amounts represent approximately 6% of the Company's total pension assets at September
30, 2004 and December 31, 2003, respectively. The expected long-term rate of return on these plan assets was 7.5% at September 30, 2004 and December 31,
2003, respectively.

                                       PERCENTAGE OF PLAN ASSETS AT
                            TARGET     ----------------------------
                          ALLOCATION   SEPTEMBER 30,   DECEMBER 31,
                          ----------   -------------   ------------
ASSET CATEGORY - CANADA      2005           2004           2003
-----------------------     -----           ----           ----
Equity securities......     55-75%           65%            64%
Debt securities........     25-45%           31%            30%
Real Estate............      0-10%            3%             3%
Other..................       0-1%            1%             3%
                                            ---            ---
   TOTAL ..............                     100%           100%
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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

     As a result of the (euro) 85 million contribution made to the German plans for the nine months ended September 30, 2004, the four largest German plans, for the first time, have pension plan assets. The asset allocation for the Company's
German defined benefit pension plans as of September 30, 2004, and the target allocation ranges for 2005 by asset category are presented below. The fair value of plan assets for these plans was (euro) 86 million as of September 30, 2004.
These asset amounts represent approximately 5% of the Company's total pension assets at September 30, 2004. The expected long-term rate of return on these assets was 5.5% at September 30, 2004.

                                        PERCENTAGE OF PLAN ASSETS AT
                             TARGET     ----------------------------
                           ALLOCATION   SEPTEMBER 30,   DECEMBER 31,
                           ----------   -------------   ------------
ASSET CATEGORY - GERMANY      2005           2004           2003
------------------------      ----           ----           ----
Equity securities.......       30%             0%            n/a
Debt securities.........       70%             0%            n/a
Real Estate.............        0%             0%            n/a
Other...................        0%           100%            n/a
                                             ---
   TOTAL ...............                     100%
                                             ===

     Plan assets did not include any investment in Celanese AG ordinary shares during the periods presented.

     As of September 30, 2004, Other consisted of short-term bank deposits, comprised of money market accounts. Given the timing of the contributions to the
German plans, the plans investment managers did not have the opportunity to invest the funds based upon the investment guidelines.

     External investment managers have been hired to manage the Company's German pension assets going forward. For the equity securities portion, the goal is to approximate the development of the Euro Stoxx 50 Total Return performance using a passive equity mandate. For the debt security portion, Celanese uses a benchmark oriented active fixed income mandate that is oriented towards the
Lehman Euro Aggregate Bond Index.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The table below reflects the pension benefits expected to be paid from the plan or from Celanese's assets. The postretirement benefits represent both the
Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan. Expected contributions reflect amounts expected to be contributed to funded plans.

                                                        PENSION   POSTRETIREMENT
                                                       BENEFITS      BENEFITS
                                                       --------   --------------
                                                          (IN (EURO) MILLIONS)
                                                       -------------------------
EMPLOYER CONTRIBUTIONS
   2005 (projected).................................      237           n/a
EXPECTED BENEFIT PAYMENTS
   2005.............................................      113            36
   2006.............................................      136            34
   2007.............................................      137            32
   2008.............................................      138            31
   2009.............................................      140            30
   2010-2014........................................      808           135

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                       ONE PERCENT   ONE PERCENT
                                                         INCREASE      DECREASE
                                                       -----------   -----------
                                                          (IN (EURO) MILLIONS)
                                                       -------------------------
Effect on postretirement obligation.................        2            (2)

     The effect of a one percent increase or decrease in the assumed health care cost trend rate would have less than a (euro)1 million impact on service and interest cost.

     The following table represents additional benefit liabilities and other similar obligations:

                                                        AS OF           AS OF
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                         2004           2003
                                                    -------------   ------------
                                                        (IN (EURO) MILLIONS)
                                                    ----------------------------
OTHER OBLIGATIONS
Long-term disability.............................         62             62
Other............................................         13             22
                                                         ---            ---
   Total.........................................         75             84
                                                         ===            ===

21. SHAREHOLDERS' EQUITY

NUMBER OF SHARES AUTHORIZED AND ISSUED

     In 2002, Celanese retired 1,125,000 shares held in treasury, which resulted in a (euro)3 million reduction of common stock, a (euro)22 million reduction in additional paid-in capital and a (euro)25 million reduction in treasury stock.
Celanese had authorized and issued 54,790,369 shares of common stock of no par value at September 30, 2004, December 31, 2003 and 2002.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     See table below for share activity:

                                                                         COMMON           COMMON         AUTHORIZED
                                                                         STOCK            STOCK         COMMON STOCK
                                                                    ---------------   -------------   ----------------
                                                                    (AUTHORIZED AND                   (AUTHORIZED, (A)
                                                                        ISSUED)       (OUTSTANDING)      NOT ISSUED)
                                                                    ---------------   -------------   ----------------
                                                                                     (IN WHOLE SHARES)
                                                                    --------------------------------------------------

As of December 31, 2001 .........................................     55,915,369       50,334,891              --
   Retirement of treasury shares ................................     (1,125,000)              --              --
   Shares repurchased into treasury .............................             --         (284,798)             --
   Shares issued to Supervisory Board from treasury .............             --            8,383              --
   Authorized Capital increases pursuant to stock option plan ...             --               --       1,250,000
                                                                      ----------       ----------       ---------
As of December 31, 2002 .........................................     54,790,369       50,058,476       1,250,000
   Shares repurchased into treasury .............................             --         (749,848)             --
   Shares issued to Supervisory Board from treasury .............             --           12,840              --
   Authorized Capital increases pursuant to stock option plan ...             --               --       1,250,000
                                                                      ----------       ----------       ---------
As of December 31, 2003 .........................................     54,790,369       49,321,468       2,500,000
   Shares issued from treasury for exercise of stock options ....             --          560,150              --
                                                                      ----------       ----------       ---------
As of September 30, 2004(b) .....................................     54,790,369       49,881,618       2,500,000
                                                                      ==========       ==========       =========

(a)  Authorized by way of conditional capital.

(b)  560,150 shares of authorized stock can no longer be issued since execution of the respective stock options has been funded with treasury stock.

AUTHORIZED AND CONDITIONAL CAPITAL

     At the Annual General Meeting of Celanese held on May 15, 2002 and April 1,
2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to (euro)3,195,574 through the issuance of up to
1,250,000 ordinary shares, no-par value ("contingent capital") for each of the two years. As of December 31, 2003, total contingent capital amounted to
(euro)6,391,148 through the issuance of up to 2,500,000 ordinary shares. Out of this contingent capital, 560,150 shares of authorized stock can no longer be issued since execution of the respective stock options for the nine months ended
September 30, 2004 has been funded with treasury stock. The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the
Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares.

TREASURY STOCK

     Celanese is legally permitted under the German Stock Corporation Act to hold as treasury shares a maximum of 10 percent of its authorized and issued shares at any point in time. At the Annual General Meeting of Celanese held on
April 1, 2003, the shareholders renewed an authorization for the Board of
Management to acquire and hold a maximum of 10 percent of the 54,790,369 shares authorized and issued at the time of such meeting. The authorization expired on
September 30, 2004.

     During 2003, Celanese repurchased 749,848 shares at a total cost of
(euro)14 million. In 2002, Celanese retired 1,125,000 treasury shares and repurchased 284,798 shares at a total cost of (euro)6 million.

     There were no shares issued to members of the Supervisory Board for the nine months ended September 30, 2004. There were 12,840 and 8,383 shares of treasury stock issued to members of the Supervisory Board as part of their annual compensation at December 31, 2003 and 2002, respectively.

     Celanese held 4,908,751, 5,468,901 and 4,731,893 shares of treasury stock as of September 30, 2004 and December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

ADDITIONAL PAID-IN CAPITAL

     In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed all of the assets and liabilities of Hoechst's basic chemicals, acetate, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. In the nine months ended September 30, 2004, Celanese recorded a (euro)2 million, net of tax of (euro)1 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry.
During 2003, Celanese recorded a (euro)39 million, net of tax of (euro)29 million, increase to additional paid-in capital related to recoveries due from
Hoechst for the antitrust matters in the sorbates industry. (See Note 25) In
2002, as a result of a favorable settlement of a demerger liability with
Hoechst, Celanese recorded a (euro)7 million increase to additional paid-in capital.

     During 2003 and 2002, Celanese granted stock options totaling 0.1 million and 1.1 million, respectively, and, in accordance with SFAS No. 123, expensed the fair value of these options. As a result, additional paid-in capital increased by (euro)2 million during the first nine months of 2004, (euro)5 million in 2003 and (euro)3 million in 2002 to reflect the amortization of the fair value of the stock options. (See Note 22)

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

                                                                             UNREALIZED    ACCUMULATED
                                     UNREALIZED                 ADDITIONAL      GAIN/         OTHER
                                       GAIN ON      FOREIGN       MINIMUM     (LOSS) ON   COMPREHENSIVE
                                     MARKETABLE     CURRENCY      PENSION    DERIVATIVE      INCOME/
                                     SECURITIES   TRANSLATION    LIABILITY    CONTRACTS       (LOSS)
                                     ----------   -----------   ----------   ----------   -------------
                                                            (IN (EURO) MILLIONS)
                                     ------------------------------------------------------------------

Balance at December 31, 2001 .....        3           263          (267)         (4)            (5)
   Current-period change .........        2          (174)         (220)         (5)          (397)
                                        ---          ----          ----         ---           ----
Balance at December 31, 2002 .....        5            89          (487)         (9)          (402)
   Current-period change .........        3          (114)           10           5            (96)
                                        ---          ----          ----         ---           ----
Balance at December 31, 2003 .....        8           (25)         (477)         (4)          (498)
   Current-period change .........        3            12          (115)          3            (97)
                                        ---          ----          ----         ---           ----
Balance at September 30, 2004 ....       11           (13)         (592)         (1)          (595)
                                        ===          ====          ====         ===           ====

DIVIDEND POLICY

     At the annual shareholders' meeting on June 15, 2004, Celanese AG shareholders approved payment of a dividend on the Celanese AG shares for the fiscal year ended on December 31, 2003 of (euro)0.12 per share. For the short fiscal year ended on September 30, 2004, Celanese AG will not be able to pay a dividend to its shareholders due to losses incurred in the Celanese AG statutory accounts.

     Any minority shareholder of Celanese AG who elects not to accept the compensation (Abfindungsangebot) offer in connection with the Domination
Agreement will remain a shareholder of Celanese AG and be entitled to receive a guaranteed fixed annual payment on its shares, in lieu of any future dividends for any fiscal years commencing after September 30, 2004, as long as the
Domination Agreement remains in effect.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain their Celanese AG shares was based on an analysis of the fair enterprise value of Celanese as of the date of the relevant shareholders' meeting on July 30 and 31, 2004 assuming a full distribution of profits. Per the Domination Agreement, the gross guaranteed fixed annual payment is (euro)3.27 per Celanese AG share less certain corporate taxes.

22. STOCK-BASED COMPENSATION

     At the Annual General Meetings of Celanese on May 15, 2002 and April 1,
2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002
Plan"), and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively.
Each plan authorized the issuance of up to 1.25 million options to purchase shares of Celanese AG common stock. Options are granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese AG share of common stock on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

     On July 8, 2002, Celanese granted 1.1 million stock options relating to the
2002 Plan, at an exercise price of (euro)27.54 per share, to members of the
Board of Management and key employees for the purchase of Celanese AG shares of common stock. On January 31, 2003, Celanese granted an additional 0.1 million stock options relating to the 2002 plan, at an exercise price of (euro)23.78 per share, to individuals who became eligible persons since the last grant for the purchase of Celanese AG shares of common stock.

     In accordance with SFAS No. 123, the fair value of the 0.1 million options granted approximated (euro)1 million. As a result of Celanese's market price per share outperforming the median performance of Celanese's peer group, the fair value of these options will be recognized over the accelerated vesting period of two years. For the nine months ended September 30, 2004 and the years ended
December 31, 2003 and 2002, Celanese recognized compensation expense of (euro)2 million, (euro)5 million and (euro)3 million, respectively, for these options to the consolidated statements of operations with a corresponding increase to additional paid in capital within shareholders' equity.

     A summary of the activity related to the 2003 Plan and 2002 Plan for the nine months ended September 30, 2004 and for the years ended December 31, 2003 and 2002 is presented in the table below (stock options in millions):

                                                         2004                        2003                        2002
                                              -------------------------   -------------------------   -------------------------
                                                           WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                               NUMBER       AVERAGE        NUMBER       AVERAGE        NUMBER       AVERAGE
                                                 OF          GRANT           OF          GRANT           OF          GRANT
                                              OPTIONS   PRICE IN (EURO)   OPTIONS   PRICE IN (EURO)   OPTIONS   PRICE IN (EURO)
                                              -------   ---------------   -------   ---------------   -------   ---------------

Outstanding at beginning of period ........     1.2          27.26          1.1          27.54           --             --
Granted ...................................      --             --          0.1          23.78          1.1          27.54
Exercised .................................    (0.6)         27.54           --             --           --             --
Forfeited .................................    (0.1)         27.14           --             --           --             --
                                               ----          -----          ---          -----          ---          -----
   Outstanding at end of period ...........     0.5          27.01          1.2          27.26          1.1          27.54
                                               ====          =====          ===          =====          ===          =====
   Options exercisable at end of period ...     0.5          27.54           --             --           --             --
                                               ====          =====          ===          =====          ===          =====
   Weighted-average remaining contractual
      life (years) ........................                    7.8                         8.5                         9.5
                                                             =====                       =====                       =====

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The weighted-average fair value of the options granted during the years ended December 31, 2003 and 2002 was estimated to be (euro)6.41 per option and
(euro)9.33 per option, respectively, on the date of grant using the
Black-Scholes option-pricing model with the following assumptions:

                                       2003    2002
                                      -----   -----
Expected dividend yield ...........    1.70%   1.70%
Risk-free interest rate ...........    3.29%   4.30%
Expected stock price volatility ...   42.00%  41.00%
Expected life (years) .............       6       6

     Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan
(the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of
Management and senior executives of Celanese. Stock appreciation rights
("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January
14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the
Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of
Celanese on the day of exercise. Of the total Rights granted under this plan, approximately 8,500 remain outstanding as of September 30, 2004. Celanese recognized expense of less than (euro)1 million, (euro)20 million and (euro)1 million during the nine months ended September 30, 2004 and the years ended
December 31, 2003 and 2002, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)19.56 per share.

     During 1999, Celanese adopted the Equity Participation Plan (the "1999
Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The
1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in Celanese AG shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October
25, 2009, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the Celanese AG share price on the day of exercise. Of the total Rights granted under this plan,
7,500 remain outstanding as of September 30, 2004. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date.
The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of less than (euro)1 million, (euro)15 million and (euro)2 million for the 1999 Celanese EPP during the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of
Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the
Board of Management of Celanese. Under the 1999 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of
Celanese on the day of exercise. At September 30, 2004, 8,650 of the total
Rights granted under this plan remained outstanding. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of less than (euro)1 million, (euro)15 million and (euro)1 million for the 1999 Celanese LTIP in the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     A summary of the activity related to stock appreciation rights plans for the nine months ended September 30, 2004 and for the years ended December 31,
2003 and 2002 is presented in the table below (Rights in millions):

                                                      2004                       2003                       2002
                                            ------------------------   ------------------------   ------------------------
                                                        WEIGHTED-                  WEIGHTED-                  WEIGHTED-
                                            NUMBER       AVERAGE       NUMBER       AVERAGE       NUMBER       AVERAGE
                                              OF          GRANT          OF          GRANT          OF          GRANT
                                            RIGHTS   PRICE IN (EURO)   RIGHTS   PRICE IN (EURO)   RIGHTS   PRICE IN (EURO)
                                            ------   ---------------   ------   ---------------   ------   ---------------

Outstanding at beginning of period.......     3.1         17.77          5.2         17.54          5.8         17.47
Granted..................................      --            --           --            --          0.1         19.56
Exercised................................    (3.1)        17.77         (2.1)        17.27         (0.6)        16.37
Forfeited................................      --            --           --            --         (0.1)        19.56
                                             ----         -----         ----         -----         ----         -----
   Outstanding at end of period..........      --            --          3.1         17.77          5.2         17.54
                                             ====         =====         ====         =====         ====         =====
   Rights exercisable at end of period...      --            --          3.1         17.77          3.3         16.37
                                             ====         =====         ====         =====         ====         =====

     Beginning in 2000, Celanese offered stock participation plans ("SPP") to employees not eligible to participate in the stock appreciation rights plans.
Under these plans, active employees who invest a defined amount of money in
Celanese AG shares during a limited period of time are entitled to receive a 35 percent rebate from Celanese. The SPP was not offered to employees during 2004 or 2003. Compensation expense of (euro)2 million was recognized in 2002 related to the SPP.

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

     The 1997 Hoechst SAR Plan and 1998 Hoechst Option Plan, including all rights and options granted, expired in 2002 and 2003, respectively. There was no impact on earnings for the nine months ended September 30, 2004 and less than
(euro)1 million of income for the years ended December 31, 2003 and 2002, respectively, for the 1998 Hoechst Option Plan. Celanese recognized (euro)1 million of income in 2002 for the 1997 Hoechst SAR Plan.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

23.  LEASES

     Total minimum rent charged to operations under all operating leases was
(euro)58 million, (euro)83 million and (euro)78 million for the nine months ended September 30, 2004 and for the years ended 2003 and 2002, respectively.
Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at September 30, 2004 are as follows:

                                                        CAPITAL   OPERATING
                                                        -------   ---------
                                                       (IN (EURO) MILLIONS)
                                                       --------------------
2005................................................        3        36
2006................................................        3        30
2007................................................        2        25
2008................................................        1        17
2009................................................        1        13
Later years.........................................        4        45
Sublease income.....................................       --        (5)
                                                          ---       ---
   Minimum lease commitments........................       14       161
                                                                    ===
Less amounts representing interest..................        3
                                                          ---
   Present value of net minimum lease obligations...       11
                                                          ===

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

Interest Rate Risk Management

     Celanese entered into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2004, Celanese had no interest rate swap agreements in place. Celanese had open interest rate swaps with a notional amount of $200 million ((euro)158 million) at December 31, 2003. In the second quarter of 2004, Celanese recorded a loss of (euro)3 million in interest and other income, net associated with the early termination of its $200 million
((euro)165 million) interest rate swap. During 2003, Celanese recorded a loss of
(euro)6 million in interest and other income, net, associated with the early termination of one of its interest rate swaps. Celanese recognized net interest expense from hedging activities relating to interest rate swaps of (euro)3 million, (euro)10 million and (euro)13 million for the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002. During 2003,
Celanese's interest rate swaps, designated as cash flow hedges, resulted in a decrease in total assets and total liabilities and an increase in shareholders'
equity of (euro)3 million, (euro)11 million and (euro)5 million, net of related income tax of (euro)3 million, respectively. Celanese recorded a net gain (loss)
of less than ((euro)1) million, (euro)1 million and ((euro)3) million in interest and other income, net of the ineffective portion of the interest rate swaps, during the nine months ended September 30, 2004 and the years ended
December 31, 2003 and 2002, respectively.

Foreign Exchange Risk Management

     Certain Celanese entities have receivables and payables denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Celanese may enter into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are fair value hedges mainly for booked exposure and, in some cases, cash flow hedges for anticipated exposure associated with sales from the
Performance Products segment.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Contracts with notional amounts totaling approximately (euro)498 million and (euro)606 million at September 30, 2004 and December 31, 2003, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and
Canadian dollars. Most of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. As of September 30, 2004, these contracts hedged a portion (approximately 81%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September 30, 2004. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1 million. As of December 31, 2003, these contracts hedged a portion
(approximately 85%) of Celanese's U.S. dollar denominated intercompany net receivables held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. During the year ended December 31, 2002, Celanese hedged all of its US. dollar denominated intercompany net receivables held by euro denominated entities. Therefore, there was no material net effect from foreign exchange gains or losses in interest and other income, net. Hedging activities related to intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million,
(euro)160 million and (euro)100 million for the nine months ended September 30,
2004 and the years ended December 31, 2003 and 2002, respectively.

Commodity Risk Management

     Celanese's policy for the majority of our natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. Celanese recognized losses of (euro)1 million,
(euro)3 million and less than (euro)1 million from natural gas swaps and butane contracts in the nine months ended September 30, 2004 and the years ended
December 31, 2003 and 2002, respectively. There was no material impact on the balance sheet at September 30, 2004 and December 31, 2003. The effective portions of unrealized gains and losses associated with the cash-settled swap contracts are (euro)0 million as of September 30, 2004 and December 31, 2003, which are recorded as a component of accumulated other comprehensive income
(loss) until the underlying hedged transactions are reported in earnings.
Celanese did not have any open commodity swaps as of September 30, 2004. The
Company had open swaps with a notional amount of (euro)4 million as of December
31, 2003.

Stock Based Compensation Risk Management

     During 2001, Celanese purchased call options for one million shares of
Celanese stock to offset, in part, its exposure of the 2000 Celanese LTIP. These options had a maturity of two years, a strike price of (euro)19.56 per share and an average premium of (euro)4.39 per share. These options expired during 2003.
As a result, a net loss of (euro)1 million was recorded to interest and other income, net in 2003.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of
Celanese's financial instruments as of September 30, 2004 and December 31, 2003, respectively. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                 AS OF SEPTEMBER 30,   AS OF DECEMBER 31,
                                                         2004                 2003
                                                 -------------------   ------------------
                                                   CARRYING   FAIR      CARRYING    FAIR
                                                    AMOUNT    VALUE      AMOUNT    VALUE
                                                   --------   -----     --------   -----
                                                           (IN (EURO) MILLIONS)
                                                 ----------------------------------------

Other assets - investments....................        268      268         251      251
Long-term debt................................        485      483         387      415
Pension funds in non-qualified trust..........        103      103         103      103
Debt-related derivative liability.............         --       --          10       10
Foreign exchange-related derivative asset.....         14       14          37       37

     At September 30, 2004 and December 31, 2003, the fair values of cash and cash equivalents, receivables, notes payable, trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table. Additionally, certain long-term receivables, principally insurance recoverables, are carried at net realizable value. (See Note 25)

     Included in other assets are certain investments accounted for under the cost method and long-term marketable securities classified as available-for-sale. In general, the cost investments are not publicly traded;
however, Celanese believes that the carrying value approximates the fair value.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of September 30,
2004, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

25.  COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See also Note 26)

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

     Developments under this matter are as follows:

     o    Class certification has been denied in putative class actions pending in Florida state court. Although plaintiffs subsequently sought to bring actions individually, they were dismissed and are on appeal.

     o    Class certification has been denied in a putative class action pending in South Carolina state court. Celanese's motion to dismiss has been granted and plaintiffs' appeals up to the U.S. Supreme Court have been denied.

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
          Plaintiff's petition to appeal to the U.S. Supreme Court was denied in late September 2004.

     o    Four putative class actions are pending in Canadian courts. Two matters pending in Ontario were consolidated and denied class certification. This consolidated action is currently on appeal. The two matters pending in Quebec and British Columbia are "on hold"
          pending the outcome of the Ontario appeal, as in Canadian practice,
          Ontario tends to be the lead jurisdiction in such matters. Dupont and
          Shell have each settled these matters. Their settlement agreements have been approved by the courts, although Shell's legal fees are awaiting court approval. Consequently, Celanese remains the only defendant in these matters.

     o    The court in a putative class action pending in the U.S. Virgin
          Islands denied certification to a U.S. territories-wide class and dismissed Celanese on jurisdictional grounds. Plaintiffs are seeking reconsideration of those rulings.

     o    A putative nationwide class action was filed in federal court in
          Indiana in December 2002, against, among others, CNA Holdings and
          Shell. CNA's motion to dismiss this lawsuit was granted in December
          2003. Plaintiffs appealed to the Seventh Circuit in January 2004 and that appeal is ongoing.

     In November 1995, CNA Holdings, DuPont and Shell entered into national class action settlements, which have been approved by the courts. The settlements call for the replacement of plumbing systems of claimants who have had qualifying leaks, as well as reimbursements for certain leak damage.
Furthermore, the three companies had agreed to fund such replacements and reimbursements up to $950 million. As of September 30, 2004, the funding is
$1,073 million due to additional contributions and funding commitments, made primarily by other parties. There are additional pending lawsuits in approximately ten jurisdictions not covered by this settlement; however, these cases do not involve (either individually or in the aggregate) a large number of homes, and management does not expect the obligations arising from these lawsuits to have a material adverse effect on Celanese.

     In 1995, CNA Holdings and Shell settled the claims of certain individuals, owning 110,000 property units for an amount not to exceed $170 million. These claimants are also eligible for a replumb of their homes in accordance with the terms similar to those of the national class action settlement. CNA Holdings'
and Shell's contributions under this settlement were subject to allocation as determined by binding arbitration.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     CNA Holdings has accrued its best estimate of its share of the plumbing actions. At September 30, 2004, Celanese had remaining accruals of (euro)60 million for this matter, of which (euro)10 million is included in current liabilities. Management believes that the plumbing actions are adequately provided for in the consolidated financial statements. However, if Celanese were to incur an additional charge for this matter, such a charge would not be expected to have a material adverse effect on the financial position, but may have a material adverse effect on the results of operations or cash flows of
Celanese in any given accounting period. Celanese has reached settlements with
CNA Holdings' insurers specifying their responsibility for these claims; as a result, Celanese has recorded receivables relating to the anticipated recoveries from certain third party insurance carriers. These receivables are based on the probability of collection, an opinion of external counsel, the settlement agreements with Celanese's insurance carriers whose coverage level exceeds the receivables and the status of current discussions with other insurance carriers.
As of September 30, 2004, Celanese has a (euro)52 million note receivable related to a settlement with an insurance carrier. This receivable is discounted and recorded within Other assets in the consolidated balance sheet as it will be collected over the next four years.

Sorbates Litigation

     In 1998, Nutrinova Inc., a U.S. subsidiary of Nutrinova Nutrition
Specialties & Food Ingredients GmbH, then a wholly-owned subsidiary of Hoechst, received a grand jury subpoena from the U.S. District Court for the Northern
District of California in connection with a U.S. criminal antitrust investigation of the sorbates industry. On May 3, 1999, Hoechst and the
Government of the United States of America entered into an agreement under which
Hoechst pled guilty to a one-count indictment charging Hoechst with participating in a conspiracy to fix prices and allocate market shares of sorbates sold in the U.S. Hoechst and the U.S. Government agreed to recommend that the U.S. District Court fine Hoechst $36 million. This fine was payable over five years, with the last payment of $5 million being made in June 2004.
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

     In July 2001, Hoechst and Nutrinova entered into an agreement with the
Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July
2003. Since October 2002, the Attorneys General for New York, Illinois, Ohio,
Nevada, Utah and Idaho filed suit on behalf of indirect purchasers in their respective states. The Utah, Nevada and Idaho actions have been dismissed as to
Hoechst, Nutrinova and Celanese. A motion for reconsideration is pending in
Nevada. An appeal filed in Idaho was dismissed and that dismissal was upheld by the Idaho Supreme Court. The Ohio and Illinois actions have been settled. The
New York action is the only Attorney General action still pending. The court in the New York matter dismissed all antitrust claims; however other state law claims are still pending. A settlement agreement with the Attorneys General of
Connecticut, Florida, Hawaii, Maryland, South Carolina, Oregon and Washington is
currently being negotiated and these attorney generals have been granted extensions of the tolling agreement.

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
Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd.
operated a cartel in the European sorbates market between 1979 and 1996. The
European Commission imposed a total fine of (euro)138.4 million, of which
(euro)99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the
European Commission gave a discount for cooperating in the investigation.
Hoechst appealed the European Commission's decision in December 2003. Payment of the obligation is deferred pending a ruling on the appeal.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

has remaining accruals of (euro)105 million. This amount is included in current liabilities at September 30, 2004 for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from the above noted governmental proceedings, as of September 30, 2004 is between (euro)0 and (euro)7 million.
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
Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. As of September 30, 2004, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst totaling (euro)84 million.
In 2003, Celanese recorded a (euro)39 million, net of tax, increase to additional paid-in capital related to the recoveries from Hoechst for the special charges discussed above. The remaining accrual and the estimated range of possible additional future losses, noted above, for this matter are gross of any recovery from Hoechst. Celanese believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on Celanese's financial position, but may have a material adverse effect on results of operations or cash flows in any given accounting period.

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

                         o    Celanese will indemnify Hoechst against those
                              liabilities up to (euro)250 million;

                         o    Hoechst will bear those liabilities exceeding
                              (euro)250 million, however Celanese will reimburse
                              Hoechst for one-third of those liabilities for
                              amounts that exceed (euro)750 million in the
                              aggregate.

                         Celanese's obligation regarding two agreements has been
                         settled. The aggregate maximum amount of environmental
                         indemnifications under the remaining divestiture
                         agreements that provide for monetary limits is
                         approximately (euro)750 million. Three of the divested
                         agreements do not provide for monetary limits.

                         Based on Celanese's estimate of the probability of loss
                         under this indemnification, Celanese had reserves of
                         (euro)38 million as of September 30, 2004, for this
                         contingency. Where Celanese is unable reasonably to
                         determine the probability of loss or estimate such loss
                         under an indemnification, Celanese has not recognized
                         any related liabilities. (See Note 26)

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                    o    Celanese has also undertaken in the Demerger Agreement
                         to indemnify Hoechst to the extent that Hoechst is
                         required to discharge liabilities, including tax
                         liabilities, associated with businesses that were
                         included in the demerger where such liabilities were
                         not demerged, due to legal restrictions on the
                         transfers of such items. These indemnities do not
                         provide for any monetary or time limitations. Celanese
                         has not provided for any reserves associated with this
                         indemnification. Celanese did not make any payments to
                         Hoechst in the nine months ended September 30, 2004 or
                         the years ended December 31, 2003 and 2002 in
                         connection with this indemnification.

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

          Since the demerger, Celanese has divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to 30 years, the aggregate amount of guarantees provided for under these agreements is approximately (euro)2.1 billion as of September 30, 2004.
     Other agreements do not provide for any monetary or time limitations.

          Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of September 30, 2004, Celanese has reserves in the aggregate of (euro)42 million for all such environmental matters.

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

          In certain of the agreements, Celanese received a fixed settlement amount. The indemnities under these agreements generally are limited to, but in some cases are greater than, the amount received in settlement from the insurance company. The maximum exposure under these indemnifications is
     (euro)75 million. Other settlement agreements have no stated limits.

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
     See Plumbing Actions above.

     Other Obligations

o    Celanese is secondarily liable under a lease agreement pursuant to which
     Celanese has assigned a direct obligation to a third party. The lease assumed by the third party expires on April 30, 2012. The lease liability for the period from October 1, 2004 to April 30, 2012 is estimated to be approximately (euro)46 million ($57 million).

o    Celanese has agreed to indemnify various insurance carriers, for amounts not in excess of the settlements received, from claims made against these carriers subsequent to the settlement. The aggregate amount of guarantees under these settlements is approximately (euro)7 million, which is unlimited in term.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

Other Matters

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of September 30, 2004, there were outstanding commitments of approximately (euro)700 million under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of September 30, 2004, there were outstanding commitments relating to capital projects of approximately (euro)23 million.

     Celanese Ltd. and/or CNA Holdings, Inc., both U.S. subsidiaries of
Celanese, are defendants in approximately 800 asbestos cases, the majority of which are related to premises contaminated with asbestos and the alleged resulting dangers. Because many of these cases involve numerous plaintiffs,
Celanese is subject to claims significantly in excess of the number of actual cases. Celanese has reserves for defense costs related to claims arising from these matters. Celanese believes it does not have any significant exposure in these matters.

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

     Celanese is a defendant in nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court (Landgericht).
Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31,
2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. Based on the information as available, the outcome of the foregoing proceedings cannot be predicted with certainty. The time period to bring forward challenges has expired.

26.  ENVIRONMENTAL

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

     For the nine months ended September 30, 2004 and the years ended December
31, 2003 and 2002, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, divested and U.S. Superfund sites were (euro)51 million, (euro)71 million and (euro)88 million. Capital project related environmental expenditures in the nine months ended September 30, 2004 and the years ended December 31,
2003 and 2002, included in worldwide expenditures, were (euro)6 million, (euro)9 million and (euro)4 million, respectively. Environmental reserves for remediation matters were (euro)119 million and (euro)126 million as of September
30, 2004 and December 31, 2003, respectively. (See Notes 15 and 17)

     Remediation - Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested, orphan or U.S. Superfund sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of
Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     For the nine months ended September 30, 2004 and the years ended December
31, 2003 and 2002, the total remediation efforts charged to earnings before tax were (euro)2 million, (euro)0 million and (euro)7 million, respectively. These charges were offset by reversals of previously established environmental reserves due to favorable trends in estimates at unrelated sites of (euro)0 million, (euro)5 million and (euro)15 million during the nine months ended
September 30, 2004 and the years of 2003 and 2002, respectively. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     Celanese did not record any insurance recoveries related to these matters in the nine months ended September 30, 2004 or the years ended December 31, 2003 or 2002. There are no receivables for recoveries as of September 30, 2004 and
December 31, 2003.

     German InfraServs -- On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies
("InfraServs") were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations. Celanese has manufacturing operations at three InfraServ locations in
Germany: Oberhausen, Frankfurt am Main-Hoechst, and Kelsterbach, and holds interests in the companies which own and operate the former Hoechst sites in
Gendorf, Knapsack and Wiesbaden.

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

     The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the
InfraServ in question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of (euro)59 million and (euro)57 million as of September 30, 2004 and December 31, 2003, respectively.

     If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred. The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of September 30, 2004:

COMPANY                                    OWNERSHIP %   LIABILITY %
-------                                    -----------   -----------
InfraServ GmbH & Co. Gendorf KG ........       39.0%         10.0%
InfraServ GmbH & Co. Oberhausen KG .....       84.0%         75.0%
InfraServ GmbH & Co. Knapsack KG .......       27.0%         22.0%
InfraServ GmbH & Co. Kelsterbach KG ....      100.0%        100.0%
InfraServ GmbH & Co. Hoechst KG ........       31.2%         40.0%
InfraServ GmbH & Co. Wiesbaden KG ......       17.9%          0.0%
InfraServ Verwaltungs GmbH .............      100.0%          0.0%

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     U.S. Superfund Sites - In the U.S., Celanese may be subject to substantial claims brought by U.S. Federal or state regulatory agencies or private individuals pursuant to statutory authority or common law. In particular,
Celanese has a potential liability under the U.S. Federal Comprehensive
Environmental Response, Compensation and Liability Act of 1980, as amended, and related state laws (collectively referred to as "Superfund") for investigation and cleanup costs at approximately 50 sites. At most of these sites, numerous companies, including certain companies comprising Celanese, or one of its predecessor companies, have been notified that the EPA, state governing bodies or private individuals consider such companies to be potentially responsible parties ("PRP") under Superfund or related laws. The proceedings relating to these sites are in various stages. The cleanup process has not been completed at most sites and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, Celanese cannot determine accurately its ultimate liability for investigation or cleanup costs at these sites. As of
September 30, 2004 and December 31, 2003, Celanese had provisions totaling
(euro)12 million and (euro)9 million, respectively, for U.S. Superfund sites and utilized (euro)1 million of these reserves in the nine months ended September
30, 2004 and the year ended December 31, 2003. There were no significant provisions recorded during the nine months ended September 30, 2004 or the years ended December 31, 2003 or 2002.

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

     Hoechst Liabilities - In connection with the Hoechst demerger, Celanese agreed to indemnify Hoechst for the first (euro)250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of September 30, 2004 and December 31, 2003,
Celanese has reserves of (euro)38 million and (euro)42 million, respectively, for these matters which are included as a component of the total environmental reserves. Celanese has made total payments through the nine months ended
September 30, 2004 and the year ended December 31, 2003 of (euro)38 million and
(euro)36 million, respectively. If such future liabilities exceed (euro)250 million, Hoechst will bear such excess up to an additional (euro)500 million.
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

27.  SPECIAL CHARGES

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal course of ongoing operations. Restructuring provisions represent costs of severance and other benefit programs related to major activities undertaken to redesign business operations, as well as costs incurred in connection with a decision to exit non-strategic businesses and the related closure of facilities. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The components of special charges for the nine months ended September 30,
2004 and for the years ended December 31, 2003 and 2002 were as follows:

                                   NINE MONTHS
                                      ENDED
                                   SEPTEMBER 30,   YEARS ENDED DECEMBER 31,
                                   -------------   ------------------------
                                        2004           2003         2002
                                        ----           ----         ----
                                             ( IN (EURO) MILLIONS)
                                   ----------------------------------------

Employee termination benefits...         15             16             9
Plant/office closures...........        100              6             6
Restructuring adjustments.......          1             (6)          (10)
                                         --            ---           ---
   Total Restructuring..........        116             16             5
Sorbates antitrust matters......         --             84            --
Plumbing actions................         (3)           (94)           --
Asset impairments...............          8             --            --
Third-party reimbursements of
   restructuring charges........         --             --            (1)
Other...........................         21             (1)           (9)
                                        ---            ---           ---
   Total Special Charges........        142              5            (5)
                                        ===            ===           ===

     The components of the September 30, 2004 and for the December 31, 2003
restructuring reserves were as follows:

                                                   EMPLYOEE
                                                 TERMINATION   PLANT/OFFICE
                                                   BENEFITS      CLOSURES     TOTAL
                                                 -----------   ------------   -----
                                                        (IN (EURO) MILLIONS)
                                                 ----------------------------------

Restructuring reserve at December 31, 2002....           37          27         64
   Restructuring additions....................           16           6         22
   Cash and noncash uses......................          (29)        (11)       (40)
   Other changes..............................           (1)         (5)        (6)
   Currency translation adjustments...........           (1)         --         (1)
                                                        ---         ---       ----
Restructuring reserve at December 31, 2003....           22          17         39
   Restructuring additions....................           15         101        116
   Cash and noncash uses......................          (12)       (104)      (116)
   Other changes..............................           (1)         --         (1)
                                                        ---        ----       ----
Restructuring reserve at September 30, 2004...           24          14         38
                                                        ===        ====       ====

     Included in the above restructuring reservesillion and (euro)39 million at
September 30, 2004 and December 31, 2003, respectively, are (euro)7 million and
(euro)7 million, respectively, of long-term reserves included in Other liabilities.

2004

     For the nine months ended September 30, 2004, Celanese recorded expense of
(euro)142 million in special charges, which consisted of (euro)116 million of restructuring charges and approximately (euro)26 million from other special charges. The (euro)116 million of additions to the restructuring reserve included primarily employee severance costs of (euro)15 million and plant and office closure costs of (euro)100 million. Within other special charges there was approximately (euro)20 million of expenses for advisory services related to the acquisition of Celanese by BCP and (euro)8 million of asset impairment charges related to a chemical unit in Canada, partially offset by (euro)3 million of income related to insurance recoveries associated with the plumbing cases.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     In October 2004, the Company announced plans to consolidate its tow production to fewer sites by 2007 and to discontinue the production of acetate filament by mid-2005. In the third quarter of 2004, the Company recorded restructuring charges of (euro)100 million related to asset impairment of the
Company's acetate business. The restructuring is being implemented to increase efficiency, reduce overcapacity and to focus on products and markets that provide long-term value. (See Note 17)

     During the nine months ended September 30, 2004, the Company continued with its redesign initiatives. The Chemical Products segment recorded approximately
(euro)8 million of severance and organizational redesign costs, which included approximately (euro)2 million related to the shutdown of an obsolete synthesis gas unit in Germany. Ticona recorded approximately (euro)6 million similarly for severance, relocation and employee related expenses, primarily associated with management's initiative to relocate the segment's administrative and research and development functions from Summit, New Jersey to Florence, Kentucky.

2003

     In 2003, Celanese recorded expense of (euro)5 million in special charges, which consisted of (euro)22 million of restructuring charges, (euro)6 million of income from favorable adjustments to restructuring reserves that were recorded previously, and (euro)11 million of income from other special charges. The
(euro)22 million of additions to the restructuring reserve included employee severance costs of (euro)16 million and plant and office closure costs of
(euro)6 million. Within other special charges there was income of (euro)94 million related to insurance recoveries associated with the plumbing cases, partially offset by (euro)84 million of expenses for antitrust matters in the sorbates industry, primarily related to a decision by the European Commission.

     In 2003, the Chemical Products segment recorded employee severance charges of (euro)4 million, which primarily related to the shutdown of an obsolete synthesis gas unit in Germany.

     In 2003, Ticona commenced the redesign of its operations. These plans included a decision to sell the Summit, New Jersey site and to relocate administrative and research and development activities to the existing Ticona site in Florence, Kentucky in 2004. As a result of this decision, Celanese recorded termination benefit expense of (euro)4 million in 2003. In addition to the relocation in the United States, Ticona has streamlined its operations in
Germany, primarily through offering employees early retirement benefits under an existing employee benefit arrangement. As a result of this arrangement, Ticona recorded a charge of (euro)6 million in 2003.

     Also in 2003, based on a 2002 restructuring initiative to concentrate its
European manufacturing operations in Germany, Ticona ceased its manufacturing operations in Telford, United Kingdom. This resulted in contract termination costs and asset impairments totaling (euro)6 million and employee severance costs of (euro)1 million in 2003. Through December 31, 2003, the total costs of the Telford shutdown through 2003 were (euro)11 million.

     The (euro)6 million of income from favorable adjustments of previously recorded restructuring reserves consisted of a (euro)1 million adjustment to the
2002 reserves, a (euro)4 million adjustment to the 2001 reserves and a (euro)1 million adjustment to the 1999 reserves. The adjustment to the 2002 reserve related to lower than expected costs related to the demolition of the GUR
Bayport facility. The adjustment to the 2001 reserve was primarily due to the lower than expected decommissioning costs of the Mexican production facility.
The adjustment to the 1999 reserve was due to lower than expected payments related to the closure of a former administrative facility in the United States.

2002

     In 2002, Celanese recorded income from special charges of (euro)5 million, which consisted of (euro)15 million of restructuring charges, (euro)10 million of income from favorable adjustments to previously recorded restructuring reserves, (euro)1 million of income from reimbursements from third party site partners related to prior year initiatives, and (euro)9 million of income from other special charges. The (euro)15 million of restructuring charges included employee severance costs of (euro)9 million and plant and office closure costs of (euro)6 million.

     Project Focus, initiated in early 2001, set goals to reduce trade working capital, limit capital expenditures and improve earnings before interest, taxes, depreciation and amortization from programs to increase efficiency. Project
Forward was announced in August 2001 and initiated additional restructuring and other measures to reduce costs and increase profitability. During 2002, Celanese recorded employee severance charges of (euro)9 million, of which (euro)4 million related to adjustments to the 2001 forward initiatives and (euro)4 million for streamlining efforts of production

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

facilities in Germany and the United States, and (euro)1 million for employee severance costs in the polyvinyl alcohol business.

     Ticona recorded asset impairments of (euro)4 million in 2002 related to a decision in 2002 to shutdown operations in Telford, United Kingdom in 2003. In addition, with the construction of a new and expanded GUR(R) plant in Bishop,
Texas, the GUR operations in Bayport, Texas were transferred to a new facility.
Decommissioning and demolition costs associated with the Bayport closure were
(euro)2 million.

     The (euro)10 million of favorable adjustments of previously recorded restructuring reserves consisted of an (euro)8 million adjustment to the 2001 reserves and a (euro)2 million adjustment to the 2000 reserves. The 2001 adjustment was primarily due to lower than expected personnel and closure costs associated with the streamlining of chemical facilities in the United States,
Canada, and Germany. The 2000 adjustment was due to lower than expected demolition costs for the Chemical Products production facility in Knapsack,
Germany. The other special charges income of (euro)9 million related to a reduction in reserves associated with settlements of environmental indemnification obligations associated with former Hoechst entities.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

    Summarized financial data, excluding intercompany activity, appear below.

                                                        AS OF           AS OF
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                         2004           2003
                                                    -------------   ------------
                                                       (IN (EURO) MILLIONS)
                                                    ----------------------------
Assets
Reinsurance and losses receivable ...............        144             162
Prepaid insurance premiums ......................         26              22
Other current assets ............................          9               9
                                                         ---             ---
   Total current assets .........................        179             193
Marketable securities ...........................        179             161
Other long-term assets ..........................          1               1
                                                         ---             ---
   Total assets .................................        359             355
                                                         ===             ===
Liabilities

Insurance reserves and payables for third
   party and internal matters ...................        102             115
Other current liabilities .......................          6               8
                                                         ---             ---
   Total current liabilities ....................        108             123
Insurance loss reserves .........................        109             136
                                                         ---             ---
   Total liabilities ............................        217             259
                                                         ---             ---
Equity ..........................................        142              96
                                                         ---             ---
Total liabilities and equity ....................        359             355
                                                         ===             ===

                                                         NINE
                                                     MONTHS ENDED    YEARS ENDED
                                                    SEPTEMBER 30,   DECEMBER 31,
                                                         2004        2003   2002
                                                    -------------    ----   ----
                                                        (IN (EURO) MILLIONS)
                                                    ----------------------------
Third party premiums ............................         21          22     30
Losses ..........................................        (17)        (22)   (42)
Interest income .................................          4           8      7
Dividend income .................................         21          44     24
Other income / (expense) ........................         (2)          5     (7)
Income tax expense ..............................         (5)        (11)    (7)
                                                         ---         ---    ---
Net income ......................................         22          46      5
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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                 CHEMICAL    ACETATE            PERFORMANCE     TOTAL    RECONCIL-   CONSOL-
                                                 PRODUCTS   PRODUCTS   TICONA     PRODUCTS    SEGMENTS     IATION    IDATED
                                                 --------   --------   ------   -----------   --------   ---------   -------
                                                                             (IN (EURO) MILLIONS)
                                                 ---------------------------------------------------------------------------

September 30, 2004
Sales to external customers ..................     1,942      425        539         111       3,017          34      3,051
Inter-segment revenues .......................        72       --         --          --          72         (72)        --
Operating profit (loss) ......................       140      (79)        59          33         153        (107)        46
Operating margin (1) .........................       7.0%   -18.6%      10.9%       29.7%        5.0%       n.m.        1.5%
Earnings (loss) from continuing operations
   before tax and minority interests .........       154      (75)        94          32         205        (102)       103
Earnings (loss) from continuing operations
   before tax and minority interests as
   a percentage of net sales .................       7.6%   -17.6%      17.4%       28.8%        6.6%       n.m.        3.4%
Depreciation and amortization ................        97       36         40           4         177           5        182
Capital expenditures .........................        43       27         50           1         121           2        123
Special charges ..............................       (16)    (100)        (3)         --        (119)        (23)      (142)
Intangible assets, net .......................       482      130        276          --         888          --        888
Trade working capital ........................       405      114        130          21         670         (14)       656
Total assets .................................     2,160      486      1,218          75       3,939       1,401      5,340
DECEMBER 31, 2003:
Sales to external customers ..................     2,628      578        675         150       4,031          44      4,075
Inter-segment revenues .......................        85       --         --          --          85         (85)        --
Operating profit (loss) ......................       123       11        109         (39)        204         (97)       107
Operating margin (1) .........................       4.5%     1.9%      16.1%      -26.0%        5.0%       n.m.        2.6%
Earnings (loss) from continuing operations
   before tax and minority interests .........       155       14        149         (39)        279        (102)       177
Earnings (loss) from continuing operations
   before tax and minority interests as
   a percentage of net sales .................       5.7%     2.4%      22.1%      -26.0%        6.8%       n.m.        4.3%
Depreciation and amortization ................       139       59         50           6         254           6        260
Capital expenditures .........................        96       34         49           2         181           4        185
Special charges ..............................         1       --         77         (84)         (6)          1         (5)
Intangible assets, net .......................       478      127        272          --         877          --        877
Trade working capital ........................       292      117         92          20         521         (14)       507
Total assets .................................     2,189      565      1,165         136       4,055       1,340      5,395
DECEMBER 31, 2002:
Sales to external customers ..................     2,482      670        696         161       4,009          55      4,064
Inter-segment revenues .......................        79       --         --          --          79         (79)        --
Operating profit (loss) ......................       159       32         26          48         265         (82)       183
Operating margin (1) .........................       6.2%     4.8%       3.7%       29.8%        6.5%       n.m.        4.5%
Earnings (loss) from continuing operations
   before tax and minority interests .........       179       45         37          48         309        (119)       190
Earnings (loss) from continuing operations
   before tax and minority interests as
   a percentage of net sales .................       7.0%     6.7%       5.3%       29.8%        7.6%       n.m.        4.7%
Depreciation and amortization ................       139       57         55           6         257           5        262
Capital expenditures .........................       106       31         66           4         207           7        214
Special charges ..............................         1       --         (5)         --          (4)          9          5
Intangible assets, net .......................       561      146        327          --       1,034          --      1,034
Trade working capital ........................       376       87         99          19         581         (11)       570
Total assets .................................     2,567      644      1,293          84       4,588       1,534      6,122

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

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

     Additionally, Celanese recognized special charges in the nine months ended
September 30, 2004 and the years ended December 31, 2003 and 2002 primarily related to restructuring costs and environmental and other costs associated with previously divested entities of Hoechst, and demerger costs. (See Note 27)

     Other operating entities consist of primarily ancillary businesses as well as companies which provide infrastructure services.

     The following table presents financial information based on the geographic location of Celanese's facilities:

                            NORTH    THEREOF   THEREOF   THEREOF            THEREOF           THEREOF    REST OF
                           AMERICA     USA      CANADA    MEXICO   EUROPE   GERMANY   ASIA   SINGAPORE    WORLD    CONSOLIDATED
                           -------   -------   -------   -------   ------   -------   ----   ---------   -------   ------------
                                                                    (IN (EURO) MILLIONS)
                           ----------------------------------------------------------------------------------------------------

   September 30, 2004:
Total assets ...........    3,259     2,551      223       485      1,487    1,345     363      214        231         5,340
Property, plant and
   equipment, net ......      625       563        4        58        449      402     125      115          3         1,202
Operating profit (loss)       (69)      (23)     (37)       (9)        37       12      75       71          3            46
Net sales ..............    1,425     1,079      158       188      1,239    1,012     350      313         37         3,051
Depreciation and
   amortization ........      105        79       16        10         61       55      16       16         --           182
Capital expenditures ...       79        74        2         3         37       32       7        2         --           123

   DECEMBER 31, 2003:
Total assets ...........    3,310     2,579      247       484      1,481    1,327     361      220        243         5,395
Property, plant and
   equipment, net ......      750       618       45        87        468      421     133      128          3         1,354
Operating profit (loss)        49        67      (14)       (4)         6      (33)     50       46          2           107
Net sales ..............    1,906     1,464      209       233      1,676    1,337     451      405         42         4,075
Depreciation and
   amortization ........      161       131       13        17         75       67      24       24         --           260
Capital expenditures ...       95        78        7        10         86       79       4        2         --           185

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

30.  SUBSEQUENT EVENTS

In October 2004, the parent of BCP completed an organizational restructuring
("Recent Restructuring"). As part of the Recent Restructuring, the parent of
BCP, by causing BCP to give corresponding instruction under the Domination
Agreement, effected the transfer of all of the shares of CAC from Celanese
Holding GmbH, a wholly owned subsidiary of Celanese AG, to BCP Caylux which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. The transfer was effected under the
Domination Agreement as follows: (1) Celanese Holding GmbH distributed all outstanding shares in CAC to Celanese AG, (2) Celanese AG sold all outstanding shares in CAC to BCP for an unsecured note in an amount equal to CAC's fair market value of (euro)291 million and (3) BCP transferred all outstanding capital stock of CAC to BCP Caylux for (euro)291 million in partial satisfaction of a loan owing to BCP Caylux. In addition, CPO, a wholly owned subsidiary of
Celanese AG, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to BCP. This transfer was made equal to CPO's fair market value of (euro)13 million. As a result of these transfers, Celanese
AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of BCP and
Celanese AG. Management is in the process of determining the potential impact of the transfers on the Company's financial statements.

     As a result of the Recent Restructuring, CAC is no longer a wholly owned subsidiary of Celanese AG; therefore, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese AG and its subsidiaries are no longer named parties under the credit facilities after the
Recent Restructuring. As of September 30, 2004, Celanese AG had net intercompany notes with consolidated subsidiaries, which were eliminated in consolidation. As part of the Recent Restructuring, these intercompany notes were replaced with unsecured notes with non-consolidated affiliates for approximately (euro)1 billion. These unsecured notes bear interest of 4.67% per annum and mature in
2009.

     CAC had a trade receivable securitization program, which allowed participating operating subsidiaries to sell up to $120 million ((euro)97 million) of eligible U.S. trade receivables, through a consolidated special-purpose entity, as long as the performance of the receivable portfolio meets certain ratios and Celanese AG maintains an investment grade debt rating.
As of September 30, 2004, Celanese AG was in the process of renegotiating the trade receivable securitization program and therefore there were no outstanding sales of receivables under this program for the nine months ended September 30,
2004. Due to the Recent Restructuring, this program is no longer available to
Celanese AG.

     Celanese had outstanding letters of credit amounting to (euro)143 million at September 30, 2004, which will be reduced to (euro)25 million after the
Recent Restructuring. Celanese also had operating lease commitments of (euro)166 million at September 30, 2004, which will be reduced to (euro)111 million after the Recent Restructuring. Additionally, Celanese had (euro)700 million under take-or-pay contracts at September 30, 2004, which will be reduced to (euro)574 million after the Recent Restructuring.

     As this is a transaction between entities under common control, the transfer of CAC and CPO will be recorded as a deemed dividend to BCP at the historical cost net book value of CAC and CPO which will, upon finalization of the adjustments associated with the transfer, be reflected as a net reduction in shareholders' equity. Management is in the process of determining the potential impact of the transfers on the Company's financial statements. The transfer of
CPO is not expected to have a material effect on the Company's financial position or results of operations and cash flows. Selected financial information for CAC is as follows:

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                                    2004
                                                            (IN (EURO) MILLIONS)
                                                            --------------------
                                                                     CAC
                                                            --------------------
                                                                 (UNAUDITED)
                                                            --------------------
Third party net sales ...................................          1,573
Intercompany net sales ..................................            271
Operating loss...........................................            (59)
Special charges..........................................           (116)

     In December 2004, Celanese approved a plan to dispose of the cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and its interest in Pemeas GmbH, the fuel cell joint venture included in the other activities segment. As a result of this decision, Celanese recorded an impairment loss of (euro)25 million related to the COC business during the three months ended December 31, 2004. The operating loss for COC was (euro)31 million for the year ended December 31, 2003 and (euro)22 million for the nine months ended September 30, 2004. The operating loss for the fuel cell business was
(euro)10 million for the year ended December 31, 2003 and (euro)6 million for the nine months ended September 30, 2004. The Company also expects that in the three months ended December 31, 2004 equity in net earnings of affiliates will include a (euro)9 million charge, representing Celanese AG's portion of restructuring charges recorded by our European oxo chemicals joint venture. In
March 2005, the Company received (euro)56 million for an early contractual settlement of receivables related to the 2000 sale of its 50% interest in the
Vinnolit Kunstoff GmbH venture. The majority of the cash to be received is expected to be recognized as a gain in the three months ended March 31, 2005.

     Subsequent to September 30, 2004, Celanese Corporation, the Company's
ultimate parent completed an initial public offering of its Series A common stock. The offering of Series A common stock was made concurrently with the offering of shares of Celanese Corporation's preferred stock. In contemplation of this initial public offering, in December 2004, Celanese Corporation approved a stock incentive plan for executive officers, key employees and directors, a deferred compensation plan for executive officers and key employees as well as other management incentive programs. The Company anticipates recording expense of (euro)10 million related to the new compensation plans during the three months ended December 31, 2004.

                          CELANESE AG AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

  FOR THE PERIOD ENDED SEPTEMBER 30, 2004 AND THE YEAR ENDED DECEMBER 31, 2003
                              (IN (EURO) MILLIONS)

                                                                  ADDITIONS
                                                          -------------------------
                                             BALANCE AT    CHARGED TO    CHARGED TO                    BALANCE AT
                                              BEGINNING       COSTS         OTHER                          END
                                              OF PERIOD   AND EXPENSES    ACCOUNTS    DEDUCTIONS (a)    OF PERIOD
                                             ----------   ------------   ----------   --------------   ----------

YEAR ENDED DECEMBER 31, 2003
   Deducted from asset accounts:
      Allowance for Doubtful Accounts ....        21             4           --            (7)(b)           18
      Valuation allowance for deferred tax
         assets ..........................       166            --           --            39              127

PERIOD ENDED SEPTEMBER 30, 2004
   Deducted from asset accounts:
      Allowance for Doubtful Accounts ....        18             3           --            (3)(b)           18
      Valuation allowance for deferred tax
         assets ..........................       127           170           --           (41)(b)          256

(a)  Includes foreign currency translation effects

(b)  Uncollected accounts written off, net of recoveries

