Form 20-F
period 2005-09-30
CELANESE AG
filed 2006-03-31
CIK 1095442

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2006

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005.

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM ___________ TO ___________.

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ____
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

                             FRANKFURTER STRASSE 111
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

Ordinary Shares with no par value ___________________________________ 50,365,018
                                       (as of September 30, 2005)

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

                             Item 17 [_] Item 18 [X]

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                 Yes [_] No [X]

================================================================================

                                TABLE OF CONTENTS

                                     PART I

          Overview - Twelve Months Ended September 30, 2005 Compared With
             Twelve Months Ended September 30, 2004.......................    45
          Summary by Business Segment - Twelve Months Ended September 30,
             2005 Compared with Twelve Months Ended September 30, 2004....    50
          Summary of Consolidated Results - Combined Twelve Months Ended
             September 30, 2005 Compared With Twelve Months Ended
             September 30, 2004...........................................    52
          Summary by Business Segment - Nine Months Ended September 30,
             2004 Compared with Nine Months Ended September 30, 2003......    55
          Summary of Consolidated Results - Nine Months Ended September
             30, 2004 Compared With Nine Months Ended September 30, 2003..    58

                                        i

           Exchange Controls and Other Limitations Affecting Security

Item 14.   Material Modifications to the Rights of Security Holders and

           Pre-Approval Policies and Procedures of the Finance and Audit
              Committee...................................................   102
Item 16D.  Exemption from the Listing Standards for Audit Committees......   103
Item 16E   Purchases of Equity Securities by the Issuer and Affiliated
              Purchasers..................................................   103
Item 17.   Financial Statements...........................................   103
Item 18.   Financial Statements...........................................   103
Item 19.   Exhibits.......................................................   103

                                       ii

                                  INTRODUCTION

     Celanese AG is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this annual report, "Celanese" or
"the Company" refers to Celanese AG, its consolidated subsidiaries and, except for accounting purposes, its non-consolidated affiliates. For accounting purposes, "Celanese" refers solely to Celanese AG and its majority owned subsidiaries over which Celanese exercises control, as well as a special purpose entity, which is a variable interest entity where Celanese is deemed the primary beneficiary.

     Approximately 98 percent of Celanese's outstanding shares are held by
Celanese Europe Holding GmbH & Co. KG), a German limited partnership
(Kommanditgesellschaft), and an indirect wholly-owned subsidiary of Celanese
Corporation, a Delaware corporation whose shares have been listed on the New
York Stock Exchange since January 2005 and are traded under the symbol CE.
Affiliates of The Blackstone Group own a majority of the shares of Celanese
Corporation. As a dominating company, Celanese Europe Holding GmbH & Co. KG is required, at the request of each minority shareholder, to acquire minority shares in exchange for "fair cash compensation." Accordingly, pursuant to the requirements of German law, Celanese Europe Holding GmbH & Co. KG commenced an offer on September 2, 2004 for minority shares, which offer will continue until two months after the day on which the decision on the last motion in the award proceedings (Spruchverfahren) and any related appeals, as described in Item 8.
Financial Information - Legal Proceedings, has been disposed of and has been published. For a more complete discussion of the relationship between Celanese
AG and Celanese Europe Holding GmbH & Co. KG, see - Item 4. Information on the
Company - Acquisition of Celanese - Domination and Profit and Loss Transfer
Agreement.

     Celanese Europe Holding GmbH & Co. KG is, except for accounting purposes, referred to in this annual report as "Celanese Europe Holding". For accounting purposes, Celanese Europe Holding GmbH & Co. KG is referred to as "Purchaser".
See Note 3 to the Consolidated Financial Statements contained in this annual report (the "Consolidated Financial Statements").

                                   ----------

                              BASIS OF PRESENTATION

    The financial position, results of operations, statement of cash flows and related disclosures for the periods prior to August 24, 2005, the effective date of the acquisition of CAG shares, which resulted in the Purchaser owning more than 95% of Celanese AG and the requirement to apply push down accounting are presented as the results of the Predecessor. The financial position, results of operations, statement of cash flows and related disclosures subsequent to August
24, 2005, are presented as the results of the Successor. The results of the
Successor may not be comparable to the results of the Predecessor due to the difference in the basis of presentation of push down accounting as compared to historical cost. To facilitate a meaningful comparison of the Company's performance, the following discussion of results of operations is presented on a comparative basis for both 2005 and 2004. Accordingly, the results of operations for the twelve months ended September 30, 2005 represent the mathematic addition of the historical amounts of the Predecessor for the period October 1, 2004 to
August 24, 2005 and the Successor for the period August 25 to September 30,
2005. Management believes that a combined discussion of Predecessor and
Successor periods is reasonable and appropriate because the successor period is short and there were no material adjustments to the presented items other than cost of sales and depreciation and amortization resulting from the push down of purchase accounting. The results of the Successor and Predecessor periods, individually, have been audited. The combined results for the twelve months ended September 30, 2005 and 2004 have not been audited and should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year.

    Push Down Accounting: The Purchaser accounted for its acquisitions of the
CAG Shares using the purchase value method of accounting resulting in a new basis of accounting. The purchase price was allocated based on the fair value of the underlying assets acquired and liabilities assumed. The assets acquired and liabilities assumed are reflected at the Purchaser's accounting basis for the approximate 96% portion acquired and at Celanese's historical basis for the remaining minority interest of approximately 4%. The difference in the total purchase price and the fair value of the net assets acquired was allocated to goodwill, and this indefinite lived asset is subject to an annual impairment review. In the twelve months ended September 30, 2005, the Company decreased goodwill (euro)247 million as a result of the push down accounting adjustments related to the acquisition of CAG's shares. In addition, Celanese's results of operations were impacted by the push down accounting adjustments as follows: the effect on depreciation expense decreased by less than (euro)1 million due to the step up of property, plant and equipment and offset by the effect of the change in useful lives, amortization expense increased by (euro)2 million due to the step up of intangible assets and cost of sales increased by (euro)5 million due to the step up and subsequent sale of inventory. (See Notes 2, 12 and 13 to the
Consolidated Financial Statements).

    In October 2004, CAC was transferred out of Celanese AG as part of the organizational restructuring (see below). As a result of the restructuring, CAC assets, liabilities and results of operations have been treated as discontinued
operations for all periods presented. (see Discontinued Operations below).

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

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     Investors are cautioned that the forward-looking statements contained in this annual report involve both risk and uncertainty. Many important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Statements May
Prove Inaccurate" in Item 5. Operating and Financial Review and Prospects.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of
Celanese. You should read this table in conjunction with Item 5. Operating and
Financial Review and Prospects, the audited Consolidated Financial Statements and the notes to those statements that are included elsewhere in this annual report.

     The balance sheet data shown below as of September 30, 2005 and 2004, and the statement of operations data for the period from August 25, 2005 to
September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and for the year ended December 31, 2003, all of which are set forth below, are derived from the audited Consolidated Financial
Statements included elsewhere in this annual report and should be read in conjunction with those financial statements and the notes thereto. The balance sheet data as of December 31, 2003, 2002 and 2001, and the statement of operations data for the years ended December 31, 2002 and 2001 are derived from audited Consolidated Financial Statements not included in this annual report.
The results of operations and cash flows for the nine months ended September 30,
2003 are presented on an unaudited basis.

                                                      SUCCESSOR                           PREDECESSOR
                                                     ----------------------------------------------------------------------
                                                       PERIOD       PERIOD
                                                        FROM         FROM
                                                     AUGUST 25,   OCTOBER 1,
                                                       2005 TO      2004 TO
                                                      SEPTEMBER   AUGUST 24,   NINE MONTHS ENDED
                                                      30, 2005       2005         SEPTEMBER 30,     YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------------------------------------
                                                                                 2004     2003      2003     2002     2001
                                                     ----------------------------------------------------------------------
                                                                                       (UNAUDITED)
                                                     ----------------------------------------------------------------------
                                                                                     (EURO)
                                                     ----------------------------------------------------------------------
                                                               (IN MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA,
                                                                       PERCENTAGES AND NUMBER OF EMPLOYEES)
                                                     ----------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
Net sales.........................................        238        1,972       1,520    1,579     2,041    1,855    1,905
Cost of sales.....................................       (218)      (1,481)     (1,193)  (1,263)   (1,655)  (1,480)  (1,540)
Selling, general and administrative expenses......        (18)        (153)       (154)    (153)     (207)    (184)    (172)
Research and development expenses.................         (4)         (36)        (33)     (32)      (43)     (29)     (32)
Special charges(1)................................         (1)         (49)        (26)     (89)     (101)       5        3
Operating profit (loss)...........................         (2)         256         112       43        38      175      164
Interest and other income, net(2).................          7           75          45       40        28       42       46
Income tax benefit (provision)....................         (1)         (77)        (39)     (24)      (30)     (71)      (1)
Minority interests................................         (2)         (43)        (18)      (7)      (12)      (8)     (18)
Earnings (loss) from continuing operations........          2          211         100       52        24      138      191
Earnings (loss) from discontinued operations......         --           18        (170)      64       108       27     (598)
Cumulative effect of changes in accounting
   principles, net of income tax..................         --           --          --       --        --       10       --
Net earnings (loss)...............................          2          229         (70)     116       132      175     (407)
Earnings (loss) per common share - basic(3).......       0.04         4.56       (1.42)    2.34      2.67     3.48    (8.08)
Earnings (loss) per common share - diluted(3).....       0.04         4.55       (1.42)    2.34      2.67     3.48    (8.08)
BALANCE SHEET DATA:
Total assets......................................      3,920           --       5,340       --     5,395    6,121    7,071
Debt..............................................        332           --         501       --       504      551      777
Shareholders' equity..............................      2,456           --       1,888       --     2,044    1,999    2,217
Dividends paid per share..........................         --           --        0.12       --      0.44       --     0.40
Dividends paid per share (US$)....................         --           --        0.10       --      0.40       --     0.45
Common stock......................................        140           --         140       --       140      140      143
Weighted average shares -basic (in thousands).....     50,365       50,269      49,402   49,488    49,446   50,329   50,332
Weighted average share - diluted (in thousands)...     50,365       50,332      49,402   49,488    49,457   50,329   50,332
OTHER DATA:
Operating margin (%)..............................       (0.8)%         13%        7.4%     2.7%      1.9%     9.4%     8.6%
Depreciation and amortization.....................          7           62          74       74        97       81       83
Capital expenditures..............................          8           68          42       56        87      100       61

(1)  Special charges include impairment charges, provisions for restructuring, which include costs associated with employee termination benefits and, plant and office closures, and other expenses and income incurred outside the normal course of ongoing operations. See 26 to the Consolidated
     Financial Statements.

(2)  Interest and other income, net, represents equity in net earnings of affiliates, interest expense, and interest and other income, net, as set forth in the Consolidated Financial Statements.

(3)  Earnings (loss) per common share - basic and diluted, is calculated by dividing net earnings (loss) by the weighted average diluted shares outstanding.

                                        2

EXCHANGE RATE INFORMATION

     Celanese uses the euro as its reporting currency and will make the guaranteed fixed annual payment (Ausgleich) to minority shareholders pursuant to the Domination and Profit and Loss Transfer Agreement between Celanese AG and
Celanese Europe Holding (the "Domination Agreement") in euro. Furthermore, prices quoted for Celanese ordinary shares ("CAG Shares") on the Frankfurt Stock
Exchange are quoted in euro.

     Fluctuations in the exchange rate between the euro and the U.S.$ may affect:

     o    The U.S.$ equivalent for the guaranteed fixed annual payment
          (Ausgleich) pursuant to the Domination Agreement received by U.S.
          holders of CAG shares;

     o    The U.S.$ equivalent for the fair cash compensation (Abfindung)
          pursuant to the Domination Agreement received by U.S. holders tendering CAG Shares; and

     o    The trading market price of CAG Shares on the Frankfurt Stock
          Exchange.

     For more information on the Domination Agreement see Item 4. Information on
the Company - Acquisition of Celanese. The table below shows the Noon Buying
Rates for the euro in U.S.$. The average amounts set forth below under "Average"
are calculated as the average of the noon buying rate in New York City for cable transfers in foreign currencies announced by the Federal Reserve Bank of New
York for customs purposes (the "Noon Buying Rate") on the last business day of each month.

YEAR                                            LOW     HIGH    AVERAGE     END
-------------------------------------------   ------   ------   -------   ------
2001.......................................   0.8370   0.9535    0.8952   0.8901
2002.......................................   0.8594   1.0485    0.9454   1.0485
2003.......................................   1.0361   1.2597    1.1321   1.2597
2004 (January 1 through September 30)......   1.1801   1.2853    1.2255   1.2417
2005
   April...................................   1.2819   1.3093    1.2943   1.2919
   May                                        1.2349   1.2936    1.2697   1.2349
   June....................................   1.2035   1.2320    1.2155   1.2098
   July....................................   1.1917   1.2200    1.2041   1.2129
   August..................................   1.2147   1.2434    1.2295   1.2330
   September...............................   1.2011   1.2538    1.2234   1.2058
   October.................................   1.1914   1.2148    1.2022   1.1995
   November................................   1.1667   1.2067    1.1789   1.1790
   December................................   1.1699   1.2041    1.1861   1.1842
2006
   January.................................   1.1980   1.2287    1.2126   1.2158
   February ...............................   1.1886   1.2100    1.1940   1.1925
   March (through March 15, 2006)             1.1886   1.2045    1.1959   1.2045

     For a more complete discussion of exchange rate fluctuations and the hedging techniques used by Celanese to manage its exposure to these fluctuations, please see "Risk Factors" set forth below and Item 5. Operating and Financial Review and Prospects - Market Risks, Item 11. Quantitative and
Qualitative Disclosures About Market Risk. and Item 9. The Offer and Listing -
Nature of the Trading Market.

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
Celanese has major facilities located in Europe and Asia, including facilities in Germany, China and Korea operated through ventures. Its principal customers are similarly global in scope, and the prices of its most significant products are typically world market prices. Consequently, Celanese's business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

     Conditions such as the uncertainties associated with war, terrorist activities, epidemics, pandemics, or political instability in any of the countries in which Celanese operates could affect Celanese by causing delays or losses in the supply or delivery of raw materials and products as well as increased security costs, insurance premiums and other expenses. These conditions could also result in or lengthen economic recession in Europe, Asia, the Americas, or elsewhere. Moreover, changes in laws or regulations, such as unexpected changes in regulatory requirements (including import or export licensing requirements), or changes in the reporting requirements of United
States, German or European Union governmental agencies, could increase the cost of doing business in these regions. Any of these conditions may have an effect on Celanese's business and financial results as a whole and may result in volatile current and future prices for CAG Shares.

     From time to time, certain of Celanese Corporation's foreign subsidiaries, including subsidiaries of the Company, have made sales of acetate, sweeteners and polymer products to customers in countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government. These countries include Cuba, Iran, Sudan and Syria, four countries currently identified by the U.S. State Department as terrorist-sponsoring states and other countries that previously have been identified by the U.S. State Department as terrorist-sponsoring states, or countries to which sales have been regulated in connection with other foreign policy concerns. In September 2005, Celanese
Corporation began an investigation of these transactions and initially identified approximately (euro)9 million of sales by Celanese Corporation's foreign subsidiaries that may be in violation of regulations of the United
States Treasury Department's Office of Foreign Assets Control, or OFAC, or the
United States Department of Commerce's Bureau of Industry and Security. Celanese
Corporation now believes that approximately (euro)4 million of these sales may actually be in violation of U.S. laws or regulations. Approximately (euro)4 million of the sales initially identified and less than (euro)1 million of the sales that may actually be in violation were made by the Company or its subsidiaries. The potential violations uncovered by the investigation include approximately (euro)150,000 of sales of emulsions to Cuba. Sales to Cuba are violations of OFAC regulations. In addition, we have recently discovered that the Company's sales office in Turkey sold polymer products to companies in Iran and Syria, including indirectly selling product through other companies located in non-embargoed locations. These transactions may have involved an intentional violation of our policies and U.S. federal regulations by employees of the
Company's office in Turkey. However, sales from our office in Turkey to all customers are approximately (euro) 10 million annually. The investigation of potentially prohibited sales is ongoing and we can not yet be certain of the number of these transactions, the sales amounts or the identity of every individual who may have been involved.

         Celanese Corporation has voluntarily disclosed these matters to the
U.S. Treasury Department and the U.S. Department of Commerce, and they are currently engaged in discussions with them. None of the aforementioned sales were in violation of German law. Celanese Corporation and the Company have also taken corrective actions, including directives to senior business leaders prohibiting such sales, as well as modifications to our accounting systems that are intended to prevent the initiation of sales to countries that are subject to the U.S. Treasury Department or the U.S. Department of Commerce restrictions.

         If violations of the U.S. export control laws are found Celanese
Corporation and the Company could be subject to civil penalties of up to $50,000 per violation, and criminal penalties could range up to the greater of $1 million per violation, or five times the value of the goods sold. If such violations occurred, the U.S. Government could deny Celanese export privileges.
The ultimate resolution of this matter is subject to completion of our investigation and a final ruling or settlement with the U.S. government.
Accordingly, we cannot estimate the potential sanctions relating to this matter.
There can be no assurance that any governmental investigation or our own investigation of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not have a material adverse effect on our business and results of operations.

CYCLICALITY IN THE INDUSTRIAL CHEMICALS INDUSTRY HAS IN THE PAST AND MAY IN THE
FUTURE RESULT IN REDUCED OPERATING MARGINS OR OPERATING LOSSES.

     Consumption of the basic chemicals that Celanese manufactures, in particular those in acetyl products, such as acetic acid and vinyl acetate monomer, has increased significantly over the past 30 years. Despite this growth in consumption, producers have experienced alternating periods of inadequate capacity and excess capacity for these products. Periods of inadequate capacity, including some due to raw material shortages, have usually resulted in increased selling prices and operating margins. This has often been followed by periods of capacity additions, which have resulted in declining capacity utilization rates, selling prices and operating margins. Celanese expects that these cyclical trends in selling prices and operating margins relating to capacity shortfalls and additions will likely persist in the future, principally due to the continuing combined impact of five factors:

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

CELANESE IS SUBJECT TO RISKS ASSOCIATED WITH THE INCREASED VOLATILITY IN RAW
MATERIALS PRICES AND THE AVAILABILITY OF KEY RAW MATERIALS.

     Celanese purchases significant amounts of natural gas, ethylene, methanol, and propylene from third parties for use in its production of basic chemicals in the Chemical Products segment, principally acetic acid and vinyl acetate monomer. Celanese uses a portion of its output of these chemicals, in turn, as inputs in the production of further products in all its segments. Celanese also purchases significant amounts of natural gas, electricity and fuel oil to supply the energy required in its production processes.

     Celanese also leases supplies of various precious metals, such as rhodium, used as catalysts for the production of these chemicals. With growing demand for these precious metals, most notably in the automotive industry, the cost to purchase or lease these precious metals has increased, caused by a shortage in supply. These circumstances are expected to continue into the second half of
2006.

     Prices of natural gas, oil and other hydrocarbons have increased dramatically in 2005. To the extent this trend continues and Celanese is unable to pass through these price increases to its customers, Celanese's operating profit and results of operations may be less favorable than expected.

     Celanese is exposed to any volatility in the prices of its raw materials and energy. Although Celanese has agreements providing for the supply of natural gas, ethylene, propylene, electricity and fuel oil, the contractual prices for these raw materials and energy vary with market conditions and may be highly volatile. Factors which have caused volatility in Celanese's raw material prices in the past and which may do so in the future include:

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
Celanese manages its exposure through the use of long-term supply agreements, multi-year purchasing and sales agreements. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases.

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

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese's
European and U.S. primary production patents for making Sunett, an important product in Celanese's Performance Products segment, expired at the end of the second quarter of fiscal year 2005, reducing its ability to realize revenues from making Sunett due to increased competition and potential limitations and will result in Celanese's results of operations and cash flows relating to the product being less favorable than today.

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

FRANKFURT AIRPORT EXPANSION COULD REQUIRE CELANESE TO REDUCE PRODUCTION CAPACITY
OF, LIMIT EXPANSION POTENTIAL OF, OR INCUR RELOCATION COSTS FOR ITS KELSTERBACH
PLANT, WHICH WOULD LEAD TO SIGNIFICANT ADDITIONAL COSTS.

     The Frankfurt airport's expansion plans include the construction of an additional runway (the northwest option), which would be located in close proximity to Celanese's Kelsterbach production plant. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the government of the state of Hesse and the owner of the Frankfurt airport promote the expansion of the northwest option, it is uncertain whether this option is in accordance with applicable laws. Although the government of the state of Hesse expects the plan approval for the airport expansion in 2007 and the start of operations in 2009-2010, neither the final outcome of this matter nor its timing can be predicted at this time.

ENVIRONMENTAL REGULATIONS AND OTHER OBLIGATIONS RELATING TO ENVIRONMENTAL
MATTERS COULD SUBJECT CELANESE TO LIABILITY FOR FINES, CLEAN-UPS AND OTHER
DAMAGES, REQUIRE IT TO INCUR SIGNIFICANT COSTS TO MODIFY ITS OPERATIONS AND
INCREASE ITS MANUFACTURING AND DELIVERY COSTS.

     Costs related to Celanese's compliance with environmental laws concerning, and potential obligations with respect to, contaminated sites may have a significant negative impact on its operating results. These include obligations related to sites currently or formerly owned or operated by Celanese, or where waste from its operations was disposed. Celanese also has obligations related to the indemnity agreement contained in the demerger and transfer agreement between
Celanese AG and Hoechst Aktiengesellschaft or Hoechst, also referred to as the demerger agreement, for environmental matters arising out of a number of divestitures that took place prior to the demerger. Celanese's accruals for environmental remediation obligations, (euro)6 million as of September 30, 2005, may be insufficient if the assumptions underlying those accruals prove incorrect or if Celanese is held responsible for currently undiscovered contamination. See
"Celanese may be required to make payments to Hoechst" below, Item 4.
Information on the Company - Environmental and Other Regulation, and Item 5.
Operating and Financial Review and Prospects - Liquidity and Capital Resources.

     Celanese's operations are subject to extensive international, national, state, local, and other supranational laws and regulations that govern environmental and health and safety matters. Celanese incurs substantial capital and other costs to comply with these requirements. If they are violated,
Celanese can be held liable for substantial fines and other sanctions, including limitations on its operations as a result of changes to or revocations of environmental permits involved. Stricter environmental, safety and health laws, regulations and enforcement policies could result in substantial costs and liabilities to Celanese or limitations on Celanese's operations and could subject Celanese's handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than at present. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, and Celanese's business and operating results may be less favorable than expected. See Item 4. Information on the
Company - Environmental and Other Regulation, and Notes 24 and 25 to the
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

     Pursuant to the European Union regulation on Risk Assessment of Existing
Chemicals, the European Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which
Celanese produces. These risk assessments entail a multi-stage process to determine to what extent the European Commission should classify the chemical as a carcinogen and, if so, whether this classification and related labeling requirements should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, a final ruling is not expected until the end of 2007. Celanese and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is not a probable human carcinogen and that labeling of final products should not be required. If labeling is required, then it should depend on relatively high parts per million of residual VAM in these end products. It is not possible for Celanese to predict the outcome or effect of any final ruling.

     Several recent studies have investigated possible links between formaldehyde exposure and various end points including leukemia. The
International Agency for Research on Cancer, or IARC, recently reclassified formaldehyde from Group 2A (probable human carcinogen) to Group 1 (known human carcinogen) based on studies linking formaldehyde exposure to nasopharyngeal cancer, a rare cancer in humans. IARC also concluded that there is insufficient evidence for a causal association between leukemia and occupational exposure to formaldehyde, although it also characterized evidence for such an association as strong. The results of IARC's review are being examined by government agencies with responsibility for setting worker and environmental exposure standards and labeling requirements. Celanese's Technical Polymers Ticona segment produces plastics derived from formaldehyde as well as the formaldehyde for use in these plastics. Celanese is participating together with other producers and users in the evaluations of these findings. Celanese cannot predict the final effect of
IARC's reclassification.

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

     For more detailed information on environmental issues, see Item 4.
Information on the Company - Environmental and Other Regulations and Note 24 to
the Consolidated Financial Statements.

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

     Celanese uses financial instruments to hedge its exposure to foreign currency fluctuations. More than 90 percent of outstanding foreign currency contracts are used to hedge the foreign currency denominated intercompany net receivables. The net notional amounts under such foreign currency contracts outstanding at September 30, 2005 were (euro)420 million. These positive effects may not be indicative of future effects.

     Celanese is primarily exposed to changes in interest rates in the U.S.
dollar and the euro. To manage these risks, Celanese, from time to time, enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's debt portfolio by locking into borrowing rates to acheive a desired level of fixed/floating rate debt depending on market conditions.
Celanese uses swaps for hedging purposes only.

     Prior to the Restructuring, a substantial portion of Celanese's net sales was denominated in currencies other than the euro. Following the Restructuring, the translation effects of changes in the value of other currencies against the euro have not been eliminated, but were reduced substantially for Celanese. In its consolidated financial statements, Celanese translates its local currency financial results into euros based on average exchange rates prevailing during a reporting period or the exchange rate at the end of that period. During times of a weakening U.S. dollar, at a constant level of business, reported international sales, earnings, assets and liabilities will be reduced because the local currency will translate into fewer euros. We estimate that the translation effects of changes in the value of other currencies against the euro decreased net sales by less than 1 percent for the period October 1, 2004 to August 24,
2005 and August 25 to September 30, 2005, 6 percent for the nine months ended
September 30, 2004, and 13 percent for the year ended December 31, 2003. We estimate that the translation effects of changes in the value of other currencies against the euro had increased total assets by approximately 2 percent and 1 percent in 2005 and 2004, respectively, and decreased total assets by approximately 13 percent in 2003.

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

     o    Celanese will indemnify Hoechst for the total amount of these liabilities up to (euro)250 million;

     o    Hoechst will bear the full amount of those liabilities
          between (euro)250 million and (euro)750 million; and

     o    Celanese will indemnify Hoechst for one third of those liabilities for amounts exceeding (euro)750 million.

     As of September 30, 2005 and 2004, Celanese has made total cumulative payments of (euro)13 million and (euro)12 million, respectively, for environmental contamination liabilities in connection with the divestiture agreements, and may be required to make additional payments in the future. As of
September 30, 2005, Celanese had reserves of less than (euro)1 million for this contingency, and may be required to record additional reserves in the future.

     Also, Celanese has undertaken in the demerger agreement to indemnify
Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, in relation to assets included in the demerger, where such liabilities have not been demerged due to transfer or other restrictions.
Celanese did not make any payments to Hoechst in either the period from August
25, 2005 to September 30, 2005, the period from October 1, 2004 to August 24,
2005, the nine months ended September 30, 2004 or in the year ended December 31,
2003 in connection with this indemnity.

     Under the demerger agreement, Celanese will also be responsible, directly or indirectly, for all of Hoechst's obligations to past employees of businesses that were demerged to Celanese. Under the demerger agreement, Hoechst agreed to indemnify Celanese from liabilities (other than liabilities for environmental contamination) stemming from the agreements governing the divestiture of
Hoechst's polyester businesses, which were demerged to Celanese, insofar as such liabilities relate to the European part of that business. Hoechst has also agreed to bear 80 percent of the financial obligations arising in connection with the government investigation and litigation associated with the sorbates industry for price fixing described in Item 8. Financial Information - Legal
Proceedings and Note 24 to the Consolidated Financial Statements, and Celanese
has agreed to bear the remaining 20 percent.

UNDER THE DOMINATION AGREEMENT CELANESE'S MAJORITY SHAREHOLDER MAY REQUIRE IT TO
TAKE ACTIONS THAT ARE DISADVANTAGEOUS TO IT.

     Celanese has entered into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabfuehrungsvertrag) or the Domination
Agreement with its majority shareholder, Celanese Europe Holding. Pursuant to this agreement, Celanese Europe Holding may instruct Celanese's board of management to take actions that are disadvantageous to Celanese if such instruction is in the interest of Celanese Europe Holding or its affiliated companies. In addition, pursuant to the Domination Agreement, Celanese is obligated to transfer its entire profits to Celanese Europe Holding, while the
Domination Agreement requires Celanese Europe Holding to compensate Celanese for any annual statutory loss incurred. Furthermore, the net amount of the guaranteed fixed annual payment (Ausgleich) guaranteed by Celanese Europe
Holding vis-a-vis the minority shareholders of Celanese in lieu of any future dividend, which, at the time of the entering into of the Domination Agreement, amounted to (euro)2.89 per share for a full fiscal year, may, depending on applicable corporate tax rates, in the future be higher, lower or the same as
(euro)2.89. As a dominated company, Celanese may be affected by risks that affect Celanese Europe Holding and its affiliates, including but not limited to risks arising out of the debt levels of some of these entities. The Domination
Agreement cannot be terminated by Celanese Europe Holding in the ordinary course of business until September 30, 2009.

     Irrespective of whether a domination agreement is in place between Celanese
Europe Holding and Celanese, under German law Celanese is effectively controlled by Celanese Europe Holding because of its 98 percent ownership of all outstanding CAG Shares. Celanese Europe Holding has the ability, through a variety of means, to utilize its controlling rights to, among other things, (1)
use its ability, through its 98 percent voting power at any shareholders'
meetings of Celanese, to elect the shareholder representatives on the supervisory board and to

thereby effectively control the appointment and removal of the members of the
Celanese board of management; and (2) effect all decisions that a majority shareholder is permitted to make under German law.

     For more information on the Domination Agreement, see Item 4. Information
on the Company - Acquisition of Celanese.

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

ACTIONS TAKEN BY CELANESE AG'S MAJORITY SHAREHOLDER MAY ELIMINATE A LIQUID
MARKET FOR CAG SHARES.

     Celanese Europe Holding currently owns approximately 98 percent of CAG's shares. In November 2005, Celanese Corporation requested Celanese Europe Holding to require, as permitted under German law, the transfer of the CAG Shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-Out"). Celanese Europe Holding later determined the fair cash compensation to be (euro)62.22 per share, based on an independent valuation. A Squeeze-Out is permitted under German law once a shareholder acquires 95 percent or more of Celanese's registered ordinary share capital
(excluding treasury shares). A shareholders' resolution authorizing the
Squeeze-Out is scheduled to be brought before the annual general meeting in May
2006. If the Squeeze-Out is effected, Celanese would cease to be a publicly held company. For additional information, see Item 4. Information on the Company -
Acquisition of Celanese.

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
The management certification and auditor attestation requirements of Section 404 will initially apply to Celanese as of September 30, 2007. In the course of
Celanese's ongoing Section 404 evaluation, areas of internal controls that may need improvement have been identified, and plans are in place to design enhanced processes and controls to address these and any other issues that might be identified through this review. Currently, none of the identified areas that need improvement have been categorized as significant deficiencies or material weaknesses, individually or in the aggregate. However, as the evaluation process is still ongoing, conditions that may result in significant deficiencies or material weaknesses in the future may still be identified.

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

CELANESE HAS, IN THE PAST, IDENTIFIED SIGNIFICANT DEFICIENCIES AND MATERIAL
WEAKNESSES IN ITS INTERNAL CONTROLS, AND THE IDENTIFICATION OF ANY SIGNIFICANT
DEFICIENCIES OR MATERIAL WEAKNESSES IN THE FUTURE COULD AFFECT ITS ABILITY TO
ENSURE TIMELY AND RELIABLE FINANCIAL REPORTS.

     In addition to, and separate from, Celanese's evaluation of internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 and any areas requiring improvement identified as part of that process, two material weaknesses and a significant deficiency have been identified in the internal controls of Celanese Corporation, Celanese's parent company. The Public Company
Accounting Oversight Board ("PCAOB") defines a significant deficiency as a control deficiency, or a combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. The PCAOB defines a material weakness as a single deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. For a description of these weaknesses and the deficiency, see Item 15. Controls and
Procedures.

     During calendar year 2005, Celanese Corporation and its subsidiaries, including Celanese AG, have been implementing changes to strengthen their internal controls. Although Celanese believes that the deficiency and material weaknesses mentioned above were remediated by December 31, 2005, Celanese continues to monitor its internal controls and procedures, and will take additional measures as necessary to address any issues it identifies and to ensure its internal controls continue to be effective. If deficiencies in internal controls cannot be corrected in a timely manner, Celanese's ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the Commission will be adversely affected. This failure could materially and adversely impact Celanese's business, its financial condition and the market value of its securities.

ITEM 4. INFORMATION ON THE COMPANY

ACQUISITION OF CELANESE

     On April 6, 2004, Celanese Europe Holding, formerly known as BCP Crystal
Acquisition GmbH & Co. KG acquired approximately 84 percent of the outstanding
Celanese ordinary shares, excluding treasury stock (the "Tender Offer"), pursuant to a voluntary tender offer commenced in February 2004. These shares were acquired at a price of (euro)32.50 per share or an aggregate purchase price of (euro)1,385 million, including direct acquisition costs of approximately
(euro)56 million. Following the completion of the acquisition, the CAG Shares were delisted from the New York Stock Exchange on June 2, 2004. CAG Shares continue to trade on the Frankfurt Stock Exchange in Germany.

     In addition, as a part of the Tender Offer, Celanese Europe Holding agreed to refinance certain existing debt of Celanese, pre-fund certain pension obligations of Celanese, pre-fund certain contingencies and certain obligations linked to the value of CAG Shares, and payment obligations related to outstanding stock appreciation rights, stock options and interest payments, provide additional funds for working capital and other general corporate purposes, and pay related fees and expenses.

     For more information on the acquisition of Celanese, see Note 1 to the
Consolidated Financial Statements.

Post-Tender Offer Events

     After the completion of the Tender Offer, the following events occurred:

     Delisting. CAG's shares were delisted from the New York Stock Exchange, or
NYSE, on June 2, 2004.

     Domination and Profit and Loss Transfer Agreement. On June 22, 2004,
Celanese Europe Holding entered into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabfuehrungsvertrag) or, Domination
Agreement, with Celanese, pursuant to which Celanese agreed to submit itself to the direction of, and to transfer its entire profits to, Celanese Europe
Holding, and Celanese Europe Holding agreed to compensate Celanese for any annual losses (Jahresfehlbetrag) incurred while the Domination Agreement is in effect. Several lawsuits, including those seeking to set aside the shareholder resolutions passed at the extraordinary general meeting held on July 30-31,
2004, as well as public register proceedings that seek to have the registration of the Domination Agreement in the commercial register revoked, are currently pending. See Item 8. Financial Information - Legal Proceedings. The Domination
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
The board of management may only refuse to comply with any such instruction, if, at the time such instruction is given, (i) it is, in the opinion of the board of management of Celanese, obviously not in the interests of Celanese Europe
Holding or its affiliates, (ii) compliance with the instruction would violate legal or statutory restrictions, (iii) compliance with the instruction would endanger the existence of Celanese; or (iv) it is doubtful whether Celanese
Europe Holding will be able to fully compensate Celanese, as required by the
Domination Agreement, for its annual loss (Jahresfehlbetrag) incurred during the fiscal year in which such instruction is given. The supervisory board is not bound by instructions issued by Celanese Europe Holding under the Domination
Agreement. If Celanese Europe Holding instructs the board of management to take an action that requires the supervisory board's approval and such approval is not given, the board of management nevertheless has to comply with such instruction if Celanese Europe Holding repeats it.

     Pursuant to the Domination Agreement, the entire annual statutory profits of Celanese, if any, less any loss carried forward from the previous fiscal year, less any amount to be allocated to the statutory capital reserve
(gesetzliche Ruecklage) and less any amount to be allocated to other profit reserves (andere Gewinnruecklagen) upon approval by Celanese Europe Holding, will be transferred to Celanese Europe Holding. If, however, during any fiscal year during the operative term of the Domination Agreement, Celanese incurs an annual loss (Jahresfehlbetrag), Celanese Europe Holding would have to pay to
Celanese an amount equal to such loss to the extent that the respective annual loss is not fully compensated for by dissolving other profit reserves (andere
Gewinnruecklagen) accrued at Celanese since the date on which the Domination
Agreement became operative (Verlustausgleichspflicht). Such payment obligation would accrue at the end of any fiscal year of Celanese in which an annual loss was incurred, and such accrual would be independent from the adoption of the financial statements. The payment obligation would have to be fulfilled by a cash payment to Celanese by Celanese Europe Holding. Celanese Europe Holding may
be able to reduce or avoid cash payments to Celanese by offsetting against such loss compensation claims by Celanese any counterclaims of value against Celanese that Celanese Europe Holding may have. Unless Celanese Europe Holding is able to obtain funds from a source other than annual profits of Celanese, it may not be able to satisfy its obligation to fund such shortfall. However, Celanese
Corporation has entered into letters of support with Celanese and Celanese
Europe Holding, pursuant to which Celanese Corporation will guarantee the obligations of Celanese Europe Holding under the Domination Agreement. BCP
Caylux Holdings Luxembourg S.C.A., or BCP Caylux, and BCP Crystal US Holdings
Corp., or BCP Crystal, both of which are indirect wholly-owned subsidiaries of
Celanese Corporation, have each agreed to provide Celanese Europe Holding with financing to further strengthen its ability to be in a position at all times to fulfill all of its obligations when they become due under, or in connection with, the Domination Agreement and to ensure that it will perform all of its obligations under, or in connection with, the Domination Agreement when such obligations become due, including, without limitation, the obligations to pay a guaranteed fixed annual payment to the outstanding minority shareholders of
Celanese, to offer to acquire all outstanding CAG shares from the minority shareholders in return for payment of fair cash consideration and to compensate
Celanese for any annual loss it incurs while the Domination Agreement is in effect.

     As a consequence of entering into the Domination Agreement, Section 305(1)
of the German Stock Corporation Act (Aktiengesetz) requires that, upon the
Domination Agreement becoming operative, Celanese Europe Holding must at the request of each remaining minority shareholder of Celanese, acquire such shareholder's registered CAG Shares in exchange for payment of "fair cash compensation" (angemessene

Barabfindung). As required under Section 305(3) sentence 3 of the German Stock
Corporation Act, Celanese Europe Holding will pay to all minority shareholders who tender into such offer and whose shares are paid for after the day following the date the Domination Agreement becomes operative, interest on the offer price from such day until the day preceding the date of settlement at a rate of 2 percent per annum plus the base rate (as defined in Section 247 of the German
Civil Code (BGB)) per annum prevailing from time to time, as reduced by any guaranteed dividend payments. The Mandatory Offer required pursuant to Section
305(1) of the German Stock Corporation Act is not a voluntary public takeover offer or any other offer under the German Securities Acquisition and Takeover
Act (Wertpapiererwerbs-und Uebernahmegesetz) or a takeover or tender offer under any other applicable German law. However, it may be considered a tender offer under applicable laws of the United States of America. Therefore, in order to comply with applicable U.S. securities laws, Celanese Europe Holding commenced an offer on September 2, 2004, which will continue as long as Celanese remains a defendant in the minority shareholder award proceedings (Spruchverfahren) as described in Item 8. Financial Information - Legal Proceedings, in which case the offer will remain open for two months following final resolution of the award proceedings by the German courts. The terms of this offer are set forth in the offer document, dated September 2, 2004, which was filed with the Commission under cover of Schedule TO on the same day. Both the (euro)41.92 per share fair cash compensation, plus interest offered to minority shareholders under the
Domination Agreement (the "Mandatory Offer") and the increased offer of (euro)51 per share pursuant to the limited offer which commenced on August 30, 2005 and expired September 29, 2005 (the "Limited Offer") (see Subsequent Purchases of
CAG Shares below) are greater than the Tender Offer price. The amount of fair cash compensation is currently under review in special award proceedings
(Spruchverfahren) as described in Item 8. Financial Information - Legal
Proceedings. As a result of the special award proceedings, the amount of the fair cash compensation and the guaranteed fixed annual payment offered under the
Domination Agreement could be increased by the court so that all minority shareholders, including those who have already tendered their shares into the
Mandatory Offer of (euro)41.92 (but not those who accepted the Limited Offer), and have received their fair cash compensation, could claim higher amounts.

     Any minority shareholder who elects not to sell shares to Celanese Europe
Holding will be entitled to remain a shareholder of Celanese and to receive a gross guaranteed fixed annual payment on such shares (Ausgleich) of (euro)3.27 per Celanese ordinary share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 in lieu of any future dividends, determined as described below under - "Determination of the Amount to be Paid to
Minority Shareholders."

     If the Domination Agreement ceases to be operative, Celanese Europe Holding cannot directly give instructions to the Celanese board of management. However, irrespective of whether a domination agreement is in place between Celanese
Europe Holding and Celanese, under German law Celanese is effectively controlled by Celanese Europe Holding because of its 98 percent ownership of all outstanding CAG Shares. Celanese Europe Holding has the ability, through a variety of means, to utilize its controlling rights to, among other things, (1)
ultimately cause a domination agreement to become operative; (2) use its ability, through its approximate 98 percent voting power at any shareholders'
meetings of Celanese, to elect the shareholder representatives on the supervisory board and to thereby effectively control the appointment and removal of the members of the Celanese board of management; and (3) effect all decisions that a majority shareholder is permitted to make under German law.

     Change in Fiscal Year. At the extraordinary general meeting on July 30 -
31, 2004, Celanese shareholders also approved a change of Celanese's fiscal year and a corresponding change of Celanese's articles of association in order to take advantage of the consolidated tax filing status. This resolution was confirmed at the annual general meeting held on May 19-20, 2005. Therefore, since September 30, 2004, Celanese's fiscal year begins on October 1 and ends on
September 30 of the following year. A short fiscal year ran from January 1, 2004 to September 30, 2004.

     Subsequent Purchases of CAG Shares. Celanese Europe Holding may from time to time purchase or be required to purchase any or all of the outstanding CAG
Shares not owned by it in market transactions or otherwise. On August 24, 2005, the Purchaser acquired 5.9 million, or approximately 12 percent, of the outstanding CAG Shares from two shareholders for the aggregate consideration of
(euro)302 million. In addition, the

Purchaser also paid to such shareholders an additional purchase price of
(euro)12 million in consideration for the settlement of certain claims and for such shareholders agreeing to, among other things, (1) accept the shareholders'
resolutions passed at the extraordinary general meeting of Celanese held on July
30 and 31, 2004 and the annual general meeting of Celanese held on May 19 and
20, 2005, (2) acknowledge the legal effectiveness of the domination and profit and loss transfer agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in legal proceedings related to, among other things, challenging the effectiveness of the domination and profit and loss transfer agreement, and amount of fair cash compensation offered by the
Purchaser in the Mandatory Offer required by Section 305(1) of the German Stock
Corporation Act, (4) refrain from acquiring any CAG Shares or any other investment in Celanese, and (5) refrain from taking any future legal action with respect to shareholder resolutions or corporate actions of Celanese. The
Purchaser paid the aggregate consideration of (euro)314 million ($384 million)
for the additional CAG Shares that were acquired from such shareholders and for the agreements described above using available cash. The Purchaser also made all other shareholders a Limited Offer pursuant to which it increased for a limited period of time its offer to purchase any remaining outstanding CAG Shares to
(euro)51 per share (plus interest on (euro)41.92 per share) for all minority shareholders against waiver of the shareholders' rights to participate in an increase of the offer consideration as a result of the pending award proceedings. In addition, all shareholders who tendered their shares pursuant to the Mandatory Offer of (euro)41.92 per share commenced in September 2004, were entitled to claim the difference between the increased offer of (euro)51 per share and the Mandatory Offer of (euro)41.92 per share. The Limited Offer commenced on August 30, 2005 and ended on September 29, 2005. Celanese Europe
Holding acquired an additonal 1,789,023 ordinary shares pursuant to the Limited
Offer. For minority shareholders who did not accept the Limited Offer on or prior to the September 29, 2005 expiration date, the terms of the original
(euro)41.92 per share Mandatory Offer continued to apply. The Mandatory Offer will remain open for two months following final resolution of the award proceedings (Spruchverfahren) by the German courts.

     The ongoing Mandatory Offer of (euro)41.92 relating to the Domination
Agreement, or the mandatory fair cash compensation that has to be paid in connection with a Squeeze Out, as described below, are examples of instances in which Celanese Europe Holding may be required to purchase additional shares. As of March 15, 2006, Celanese Europe Holding had acquired an additional 1,933,385 shares pursuant to the Mandatory Offer of (euro)41.92 (including the 1,789,023 shares purchased pursuant to the Limited Offer). On March 15, 2006, the closing price of the CAG Shares on the Frankfurt Stock Exchange was (euro)68.85 per share.

     Squeeze-Out. Because Celanese Europe Holding owns shares representing more than 95 percent of the registered ordinary share capital (excluding treasury shares) of Celanese, Celanese Corporation caused Celanese Europe Holding to require, as permitted under German law, the transfer to Celanese Europe Holding of the shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-Out") determined as described below under - "Determination of the Amount to be Paid to Minority Shareholders."
The Squeeze-Out will require the approval by the affirmative vote of the majority of the votes cast at Celanese's annual general meeting in May 2006 and will become effective upon its registration in the commercial register. If
Celanese Europe Holding effects the Squeeze-Out, Celanese Europe Holding must pay the then remaining minority shareholders of Celanese fair cash compensation, as described below, in exchange for their shares. Celanese Europe Holding has set the fair cash compensation at (euro)62.22 per share. If the Squeeze-Out is effected, Celanese would cease to be a public company.

     Determination of the Amount to be Paid to the Minority Shareholders. The
amounts to be paid to the minority shareholders as fair cash compensation in exchange for their CAG Shares in connection with the Domination Agreement becoming operative, and the Squeeze-Out being executed have each been determined on the basis of the fair value of the enterprise of Celanese, determined by
Celanese and/or Celanese Europe Holding in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese's shareholders' meeting, and examined by a duly qualified auditor chosen and appointed by the Frankfurt District Court (Landgericht). The amount of the guaranteed fixed annual payment in connection with the Domination Agreement becoming effective to minority shareholders who elect not to sell their CAG
Shares to Celanese Europe Holding but to remain a shareholder of Celanese was determined by Celanese Europe Holding and Celanese in accordance with applicable
German law, on the basis of the hypothetical projected earnings of Celanese assuming a full distribution of profits. The gross guaranteed fixed annual payment of (euro)3.27 per share (less certain corporate taxes) may be equal to, higher or lower than the actual otherwise distributable profits per share of Celanese. The (euro)41.92 per share fair cash compensation, plus interest, offered to minority shareholders in connection with the Domination
Agreement, the (euro)51 per share previously offered to minority shareholders pursuant to the Limited Offer, and the (euro)62.22 per share that Celanese
Europe Holdings set as the cash compensation to be offered in the Squeeze-Out are all greater than the Tender Offer price. Furthermore, each of the guaranteed fixed annual payment and the fair cash compensation offered pursuant to the
Domination Agreement is subject to review by the court in award proceedings
(Spruchverfahren) pending in the German courts. If, as a result of such award proceedings, the court increases the amount of the guaranteed fixed annual payment and/or the fair cash compensation, or if such increase is agreed between the parties in a court settlement, payments already made to minority shareholders pursuant to the offer required by the Domination Agreement would have to be increased accordingly with retroactive effect, with the exception of payments made to shareholders who accepted the Limited Offer.

     The Squeeze-Out will require approval by the shareholders of Celanese.
While it is to be expected that Celanese Europe Holding will have the requisite majority in such meeting to assure approval of such measure, minority
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
of the Squeeze-Out. Accordingly, there can be no assurance that the Squeeze-Out can be implemented timely or at all.

The Restructuring

     In October 2004, Celanese Europe Holding completed an organizational restructuring (the "Restructuring"). As a part of the Restructuring, Celanese
Europe Holding instructed Celanese AG to transfer all of the shares of Celanese
Americas Corporation or CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, ultimately to BCP Caylux. Consequently, substantially all of Celanese's North American assets, including significant portions of its
Chemical Products and Technical Products Ticona segments, as well as its entire
Acetate Products segment, including that segment's European and Asian assets, were transferred out of Celanese AG. In addition, CPO Celanese
Aktiengesellschaft & Co. Procurement Olefin KG, Frankfurt am Main ("CPO"), a
wholly-owned subsidiary of Celanese AG, which acts as a purchasing entity on behalf of Celanese as well as for third parties, was transferred to Celanese
Holding Europe. Thereafter, BCP Caylux transferred certain assets, including its equity ownership interest in CAC, to BCP Crystal.

     As a result of these transactions, BCP Crystal holds 100 percent of CAC's equity and, indirectly, all equity owned by CAC in its subsidiaries. In addition, BCP Crystal holds, indirectly, all of the CAG Shares held by Celanese
Europe Holding. Celanese now serves primarily as the holding company for the
European business and certain Asian businesses.

INTRODUCTION

     Celanese AG was incorporated as Diogenes Erste Vermoegensverwaltungs GmbH as a stock corporation organized under the German Stock Corporation Act
(Aktiengesetz) on November 22, 1996. It changed its name to Celanese AG upon its demerger from Hoechst on October 22, 1999. Celanese's registered office is located at Frankfurter Strasse 111, 61476 Kronberg/Taunus, Germany, telephone
+49 69 305 16000.

BUSINESS SUMMARY

     Celanese is an integrated global industrial chemicals company with strong competitive positions in its major products and production technologies. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas, into value-added chemicals and chemical-based products. Celanese's leadership position is based on two key factors: its significant market shares and competitive cost structures in its major products. Celanese's competitive cost structures are based on economies of scale, vertical integration, technical know-how and the use of advanced technologies. The Celanese portfolio consists of three main business segments: Chemical Products, Technical Polymers Ticona and Performance
Products. Celanese's entire Acetate Products segment, along with significant portions of the Chemical Products and

Technical Polymers Ticona segments were transferred out of Celanese on October
5, 2004 as part of the Restructuring. See Item 4. Information on the Company -
Acquisition of Celanese.

     For the period from August 25, 2005 to September 30, 2005 and the period from October 1, 2004 to August 24, 2005, Celanese had net sales of (euro)238 million and (euro)1,972 million, respectively, and operating profit (loss) of
(euro)(2) million and (euro)256 million, respectively. At September 30, 2005,
Celanese had approximately 3,550 employees worldwide. As of September 30, 2005,
Celanese had ten production plants and three research centers in six countries, including significant ventures. For the period from August 25, 2005 to September
30, 2005 and the period from October 1, 2004 to August 24, 2005, 2 percent and 2 percent of net sales were derived from sales in North America, 67 percent and 50 percent from sales in Europe, 30 percent and 47 percent from sales in Asia and
Australia and 1 percent and 1 percent from sales in the rest of the world, respectively. Celanese has a large and diverse global customer base consisting principally of major industrial companies.

     Celanese's aggregate capital expenditures for property, plant and equipment were (euro)8 million, (euro)68 million, (euro)42 million and (euro)87 million for the period from August 25, 2005 to September 30, 2005, the period from
October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and for the year ended December 31, 2003. The capital expenditures were financed by means of Celanese's operating cash flows, cash reserves and additional funds drawn down from existing credit facilities. See also "Business Segments" for capital expenditures by business segment. For a description of principal acquisitions and dispositions of businesses during the last three years, see
"Acquisitions and Divestitures" below, Item 5. Operating and Financial Review and Prospects - Summary of Consolidated Results - Twelve Months Ended September
30, 2005 Compared to Twelvee Months Ended September 30, 2004 - Discontinued
Operations, and Note 8 to the Consolidated Financial Statements.

     As of September 30, 2005, Celanese had 50,365,018 shares outstanding and approximately 8,100 shareholders. Its ordinary shares are traded on the
Frankfurt Stock Exchange under the symbol CZZ.

SEGMENT OVERVIEW

     Subsequent to the Restructuring and for the year ended September 30, 2005,
Celanese operated through three principal business segments: Chemical Products,
Technical Polymers Ticona, and Performance Products.

     Chemical Products. This segment produces and supplies acetyl products, including acetic acid, acetate esters, vinyl acetate monomer, polyvinyl alcohol and emulsions. These products are generally used as building blocks for value-added products or in intermediate chemicals used in the paints, coatings, inks, adhesives, films, textiles and building products industries. Celanese, together with its affiliates, is a leading global producer of acetic acid.

     Technical Polymers Ticona. This segment develops, produces and supplies a broad portfolio of high performance technical polymers for application in automotive and electronics products and in other consumer and industrial applications, often replacing metal or glass. The primary products within the
Ticona segment are Hostaform polyacetal or POM offerings, and GUR, an ultra-high molecular weight polyethylene. Hostaform is used in a broad range of products including automotive components, electronics and appliances. GUR is used in battery separators, conveyor belts, filtration equipment, coatings and medical devices.

     Performance Products. This segment operates under the trade name of
Nutrinova and produces and sells Sunett(R) high intensity sweetener and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries.

     The table below illustrates each segment's share of total segment net sales to external customers for the period from August 25, 2005 to September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ended
September 30, 2004 and for the year ended December 31, 2003.

                   NET SALES TO EXTERNAL CUSTOMERS BY SEGMENT

                               PERIOD FROM AUGUST 25,   PERIOD FROM OCTOBER 1,
                                       2005 TO                  2004 TO               NINE MONTHS            YEAR ENDED
                                 SEPTEMBER 30, 2005         AUGUST 24, 2005      ENDED SEPTEMBER 2004    DECEMBER 31, 2003
                               ----------------------   ----------------------   --------------------   -------------------
                                             % OF                     % OF                    % OF                  % OF
                                 (EURO)   SEGMENT(1)      (EURO)   SEGMENT(1)     (EURO)   SEGMENT(1)   (EURO)   SEGMENT(1)
                                 ------   ----------      ------   ----------     ------   ----------   ------   ----------
                                                              (IN MILLIONS, EXCEPT PERCENTAGES)

Chemical Products...........       175        75%          1,462      76%          1,066       72%       1,444       74%
Technical Polymers Ticona...        43        18%            340      18%            299       20%         365       19%
Performance Products........        16         7%            126       6%            111        8%         150        7%

----------
(1)  The percentages in this column represent the percentage contribution of each segment to the total of all segments.

OTHER ACTIVITIES

     The portfolio of Celanese contains other businesses and activities separate from its principal chemical operations, which consists primarily of general corporate functions, its interest in Pemeas GmbH or Pemeas, companies that provide infrastructure services, and other ancillary businesses. Pemeas is a venture with a consortium of investors led by Conduit Ventures, a London based venture capital company, to develop high temperature membrane assemblies or MEAs for fuel cells. Celanese contributed its MEA activity to Pemeas in April 2004.
On December 28, 2005, Celanese sold its common stock interest to Pemeas
Corporation.

STRATEGY

     As a dominated company, Celanese will implement the strategy of Celanese
Corporation by focusing on operating cash flows, profitability, return on investment and shareholder value. It is believed that these goals can be achieved through the following business strategies:

     o    Maintain Cost Advantage and Productivity Leadership. Celanese
          continually seeks to reduce its production and raw material costs, using six sigma and other cost management tools. The Kelsterbach site achieved more than a (euro)2 million reduction in combined maintenance, turnaround, and other period costs. The Oberhausen site achieved a reduction in raw material and catalyst costs of over
          (euro)6 million. In addition, given current sold-out market conditions, there is significant focus on increasing manufacturing capacities with little or no capital. The Frankfurt site generated approximately (euro)5 million of additional revenue by successfully debottlenecking several units.

     o    Focused Business Investment. Celanese intends to continue investing strategically in growth areas, including new production capacity, to extend its global market leadership position. Historically, Celanese's strong market position has enabled it to initiate capacity growth to take advantage of projected demand growth. Celanese increased the capacity of its GUR ultra-high molecular weight polyethylene plant in
          Germany by one-third to 10,000 tons per year in the third calendar quarter of 2004. Celanese expects to continue to benefit from its investments and capacity expansion that enables it to meet increases in global demand.

     o    Maximize Cash Flow and Reduce Debt. Despite a difficult operating environment over the past several years, Celanese has generated a significant amount of operating cash flow. Celanese believes there are opportunities to further improve its operating cash flow through increasing productivity, receiving cash dividends from its ventures and pursuing additional cost reduction efforts. Celanese believes in a focused capital expenditure plan that is dedicated to attractive investment projects.

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

     o    Enhance Value of Portfolio. Celanese will continue to further optimize its business portfolio through divestitures, acquisitions and strategic investments that enable it to focus on businesses in which it can achieve market, cost and technology leadership over the long term. In addition, Celanese intends to continue to expand its product mix into higher value-added products. Celanese also divested non-core businesses, such as acrylates, which was sold to Dow in February 2004.

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

--------------------------------------------------------------------------------
KEY CHEMICAL PRODUCTS   MAJOR END USE MARKETS
--------------------------------------------------------------------------------
Acetic Acid             Vinyl Acetate Monomer, Acetic Anhydride and Purified
                        Terephthalic Acid or PTA, an intermediate used in the
                        production of polyester resins, films and fibers
--------------------------------------------------------------------------------
Acetic Anhydride        Cellulose Acetate and Pharmaceuticals
--------------------------------------------------------------------------------
Vinyl Acetate Monomer   Paints, Adhesives, Paper Coatings, Films and Textiles
--------------------------------------------------------------------------------
Acetate Esters          Coatings, Inks
--------------------------------------------------------------------------------
Oxo Alcohols            Plasticizers, Acrylates, Esters, Solvents and Inks
--------------------------------------------------------------------------------
Polyvinyl Alcohol       Adhesives, Building Products, Paper Coatings, Films and
                        Textiles
--------------------------------------------------------------------------------
Emulsions               Water-Based Quality Surface Coatings, Adhesives,
                        Non-Woven Textiles
--------------------------------------------------------------------------------
Carboxylic Acids        Lubricants, Detergents and Specialties
--------------------------------------------------------------------------------
Amines                  Agricultural Products and Water Treatments
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

     The manufacturing operations for acetic anhydride were transferred out of
Celanese as part of the Restructuring, but Celanese still purchases this product from its U.S. affiliates and resells it in Europe and Asia.

     Celanese, together with its subsidiaries and affiliates, is a leading global producer of acetic acid and the world's leading producer of vinyl acetate monomer according to the Tecnon Orbichem's Acetic Acid and Vinyl Acetate
1999-2009 World Survey.

     Acetic acid and vinyl acetate monomer, like other commodity products, are characterized by cyclicality in pricing. The principal raw materials in these products are natural gas and ethylene, which are purchased from numerous sources; carbon monoxide, which is purchased by Celanese under long-term contracts; methanol, which Celanese purchases from affiliates and third parties under short-term contracts; and butane, which is purchased from one supplier.
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

     Acetyl Derivatives and Polyols. The acetyl derivatives and polyols business line produces a variety of solvents, polyols, and other chemicals, which in turn are used in the manufacture of paints, coatings, adhesives and other products.

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

     Polyols are derivatives of methanol and are made up of the following products:

     o    Polyol products such as neopentyl glycol, used in powder coatings.

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

     Oxo alcohols are produced by European Oxo GmbH, Celanese's non-consolidated
European oxo chemicals venture with Degussa AG. European Oxo GmbH began operations in October 2003.

     The manufacturing operations for the acetyl derivatives propyl acetate, methyl ethyl ketone and formic acid, and the polyols pentaerythritol and 1,3 butylene glycol were transferred out of Celanese as part of the Restructuring, but Celanese still purchases this product from its U.S. affiliates and resells it in Europe and Asia.

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

     Polyvinyl Alcohol. Polyvinyl alcohol, or PVOH, is a performance chemical engineered to satisfy particular customer requirements. It is used in adhesives, building products, paper coatings, films and textiles. The primary raw material to produce polyvinyl alcohol is vinyl acetate monomer, while acetic acid is produced as a by-product. Prices vary depending on industry segment and end use application. Products are sold on a global basis, and competition is from all regions of the world. Therefore, regional economies and supply and demand balances affect the level of competition in other regions. Although the manufacturing operations for polyvinyl alcohol, which are in the United States, were transferred out of Celanese as part of the Restructuring, Celanese purchases these products from its U.S. affiliates and resells them in Europe and
Asia. According to Stanford Research International's December 2003 report on
PVOH, Celanese Corporation is the largest North American producer of polyvinyl alcohol and the third largest producer in the world.

     Emulsions. The products in Celanese's emulsions business are sold under the
Mowilith(R) and Celvolit(R) brands and include conventional emulsions and high-pressure vinyl acetate ethylene emulsions. Emulsions are made from vinyl acetate monomer, acrylate esters and styrene. Emulsions are a key component of water-based quality surface coatings, adhesives, non-woven textiles and other applications. In September 2005, Celanese sold its emulsion powders business to
National Starch and Chemical Company (NSC) and Elotex AG, both subsidiaries of
Imperial Chemical Industries PLC.

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

     In March 2002, Celanese formed Estech, a venture with Hatco Corporation, a leading producer of synthetic lubricants, for the production and marketing of neopolyol esters or NPEs. This venture, in which Celanese held a 51 percent interest, built and operated a 7,000 metric ton per year NPE plant at Celanese's
Oberhausen, Germany site. Neopolyol esters are used as base stocks for synthetic lubricants in refrigeration, automotive, aviation and industrial applications, as well as in hydraulic fluids. In August 2005, Celanese and Hatco agreed to wind up this venture. Celanese recorded an impairment charge of approximately
(euro)8 million related to this matter during the third quarter of fiscal year
2005. Estech stopped production and marketing activity during the first quarter of fiscal year 2006. As of September 30, 2005, the Estech venture had a (euro)0 net book value. Celanese supplies Estech with carboxylic acids and polyols, the main raw materials for producing NPEs.

     Facilities

     The Chemical Products segment has production sites in Singapore, Spain,
Sweden, Slovenia and Germany. The emulsions business line also has tolling arrangements in France.

     Capital Expenditures

     The Chemical Products segment's capital expenditures were (euro)6 million,
(euro)44 million, (euro)22 million and (euro)51 million for the period from
August 25, 2005 to September 30, 2005, the period from October 1, 2004 to August
24, 2005, the nine months ended September 30, 2004 and the year ended December
31, 2003. The capital expenditures incurred during the last three years related primarily to efficiency and safety improvement-related items associated with the normal operations of the business, as well as spending for a new plant for synthesis gas, an important raw material for the production of oxo alcohols and specialties, at Celanese's Oberhausen site. The new plant, which supplies
European Oxo GmbH and Celanese, came on stream in the third quarter of 2003 and has improved reliability and reduced production costs. Capital expenditures in
2003 also included the integration of a company-wide SAP system.

     Markets

     The following table illustrates net sales by destination of the Chemical
Products segment by geographic region for the period from August 25, 2005 to
September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ending September 30, 2004 and the year ended December 31, 2003.

       NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - CHEMICAL PRODUCTS

                    PERIOD FROM AUGUST 25,   PERIOD FROM OCTOBER 1,
                            2005 TO                2004 TO             NINE MONTHS ENDED       YEAR ENDED
                      SEPTEMBER 30, 2005        AUGUST 24, 2005       SEPTEMBER 30, 2004   DECEMBER 31, 2003
                    ----------------------   ----------------------   ------------------   -----------------
                                 % OF                     % OF                   % OF                 % OF
                       (EURO)   SEGMENT         (EURO)   SEGMENT       (EURO)   SEGMENT     (EURO)   SEGMENT
                       ------   -------         ------   -------       ------   -------     ------   -------
                                                (IN MILLIONS, EXCEPT PERCENTAGES)

North America....        --        0%              --       0%            --       0%           --      0%
Europe/Africa....       141       65%             959      66%           743      70%        1,027     71%
Asia/Australia...        60       34%             499      34%           320      30%          413     29%
Rest of World....         1        1%               4       0%             3       0%            4      0%

     The Chemical Products segment markets its products both directly to customers and through distributors. It also utilizes a number of "e-channels", including its website at www.chemvip.com, as well as system to system linking through its industry portal, Elemica.

     In the acetyls business line, acetic acid and vinyl acetate monomer are global businesses which have several large customers. Generally, Celanese supplies these global customers under multi-year contracts. The customers of acetic acid and vinyl acetate monomer produce polymers used in water-based paints, adhesives, paper coatings, film modifiers and textiles. Celanese has long-standing relationships with most of these customers.

     Polyvinyl alcohol is sold to a diverse group of regional and multinational customers mainly under single year contracts. The customers of the polyvinyl alcohol business line are primarily engaged in the production of adhesives, paper, films, building products and textiles.

     Emulsions are sold to a diverse group of regional and multinational customers. Customers for emulsions are manufacturers of water-based quality surface coatings, adhesives and non-woven textiles.

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

     Competition

     Principal competitors of Celanese in the Chemical Products segment include
Air Products and Chemicals, Inc., Atofina S.A., BASF Aktiengesellschaft
("BASF"), Borden Chemical, Inc., BP p.l.c. ("BP"), Chang Chun Petrochemical Co.,
Ltd., Daicel, Dow, Eastman Chemical Corporation ("Eastman"), E. I. Du Pont de
Nemours and Company ("DuPont"), Lyondell Chemical Company ("Lyondell"), Nippon
Gohsei, Perstorp Inc., Rohm & Haas Company, Showa Denko K.K., and Kuraray Co.
Ltd.

Technical Polymers Ticona

     Ticona develops, produces and supplies a broad portfolio of high performance technical polymers. The following table lists key Ticona products, their trademarks and their major markets.

--------------------------------------------------------------------------------
KEY TICONA PRODUCTS                       MAJOR MARKETS
--------------------------------------------------------------------------------
Hostaform(R), Amcel(R) (Polyacetals)      Automotive, Electronics, Consumer
                                          Products and Medical
--------------------------------------------------------------------------------
GUR(R)(Ultra High Molecular Weight        Profiles, Battery Separators,
Polyethylene or PE-UHMW)                  Industrial Specialties, Filtration,
                                          Coatings and Medical
--------------------------------------------------------------------------------
Celanex(R)/Vandar(R)/Riteflex(R)/Impet    Electrical, Electronics, Automotive
(R) (Polyester Engineering Resins)        and Appliances
--------------------------------------------------------------------------------
Vectra(R) (Liquid Crystal Polymers)       Electronics, Telecommunications,
                                          Consumer and Medical
--------------------------------------------------------------------------------
Fortron(R)* (Polyphenylene Sulfide or     Electronics, Automotive and Industrial
PPS)
--------------------------------------------------------------------------------
Celstran(R), Compel(R)(long fiber         Automotive and Industrial
reinforced thermoplastics)
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

     Ticona is a business oriented to enable innovations for its customers while closely working together with them for a new development. Ticona focuses its efforts on developing new markets and applications for its product lines, often developing custom formulations to satisfy the technical and processing requirements of a customer's applications. For example, Ticona has worked closely with fuel system suppliers to develop an acetal copolymer with the chemical and impact resistance necessary to withstand exposure to hot diesel fuels in the new generation of common rail diesel engines. The product can also be used in automotive fuel sender units where it remains stable at the high operating temperatures present in direct-injection diesel engines.

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

     Business Lines

     Celanese sells polyacetals under the trademarks Hostaform(R) and Amcel(R)
in all regions but North America, where Celanese Corporation sells them under the trademark Celcon(R). Polyplastics, in which Celanese Corporation holds a 45 percent ownership interest, and Korea Engineering Plastics, in which Celanese holds a 50 percent ownership interest, are leading suppliers of polyacetals and other engineering resins in the Asia/Pacific region. Polyacetal products are used for mechanical parts, including door locks and seat belt mechanisms, in automotive applications and in electrical, consumer and industrial applications such as gears for appliances and medical applications such as drug delivery systems.

     The primary raw material for polyacetals is formaldehyde, which is manufactured from methanol. Ticona manufactures formaldehyde from purchased methanol.

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

     Liquid crystal polymers, or LCPs, such as Vectra(R), are used in electrical and electronics applications and for precision parts with thin walls and complex shapes. Fortron, a polyphenylene sulphide, or PPS, product, is used in a wide variety of automotive and other applications, especially those requiring heat and/or chemical resistance, including fuel system parts, radiator pipes and halogen lamp housings, and often replaces metal in these demanding applications.
Fortron is manufactured by Fortron Industries, Celanese Corporation's 50-50
venture with Kureha Corporation of Japan.

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

     Facilities

     Ticona has polymerization, compounding and research and technology centers in Germany and Brazil. Ticona's Kelsterbach, Germany production site is located in close proximity to the site being considered for a new runway under the
Frankfurt airport's expansion plans. The construction of this particular runway could have a negative effect on the plant's current production capacity and future development. While the state government of Hesse and the owner of the airport promote the expansion of this option, it is uncertain whether this option is in accordance with applicable laws. Although the government of the state of Hesse expects the plan approval for the airport expansion in 2007 and the start of operations in 2009-2010, neither the final outcome of this matter nor its timing can be predicted at this time.

     Capital Expenditures

     Ticona's capital expenditures were (euro)2 million, (euro)19 million,
(euro)19 million and (euro)31 million for the period from August 25, 2005 to
September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. Ticona had expenditures in each of these three years relating primarily to efficiency and safety improvement-related items associated with the normal operations of the business. In 2004, Ticona completed its expansion of its Oberhausen GUR PE-UHMW capacity by 10,000 metric tons per year. The capital expenditures for 2003 also included the integration of a company-wide SAP system.

     Markets

     The following table illustrates the destination of the net sales of the
Technical Polymers Ticona segment by geographic region for the period from
August 25, 2005 to September 30, 2005, the period from October 1, 2004 to August
24, 2005, the nine months ended September 30, 2004 and the years ending December
31, 2003.

                NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION -
                            TECHNICAL POLYMER TICONA

                    PERIOD FROM AUGUST 25,       PERIOD FROM
                     2005 TO SEPTEMBER 30,   OCTOBER 1, 2004 TO    NINE MONTHS ENDED       YEAR ENDED
                             2005              AUGUST 24, 2005    SEPTEMBER 30, 2004   DECEMBER 31, 2003
                    ----------------------   ------------------   ------------------   -----------------
                                  % OF                   % OF                 % OF                 % OF
                       (EURO)   SEGMENT       (EURO)   SEGMENT     (EURO)   SEGMENT     (EURO)   SEGMENT
                       ------   -------       ------   -------     ------   -------     ------   -------
                                              (IN MILLIONS, EXCEPT PERCENTAGES)

North America....        --        0%            --       0%          --       0%          --       0%
Europe/Africa....        41       95%           323      95%         286      96%         349      96%
Asia/Australia...        --        0%            --       0%          --       0%          --       0%
Rest of World....         2        5%            17       5%          13       4%          16       4%

     Ticona's sales in the Asian market were made mainly through its venture,
Korea Engineering Plastics, which is accounted for under the equity method and therefore not included in Ticona's consolidated net sales. If Ticona's portion of the sales made by this venture were included in the chart above, the percentage of sales sold in Asia/Australia would be substantially higher. A number of Ticona's polyacetals customers, particularly in the appliance, electrical components, toys and certain sections of the
electronics/telecommunications fields, have moved tooling and molding operations to Asia, particularly southern China. To meet the expected increased demand in this region, Celanese Corporation, along with Polyplastics, Mitsubishi Gas
Chemical Company Inc., and Korea Engineering Plastics agreed on a venture to construct and operate a world-scale 60,000 metric ton polyacetals facility in
China. Work on the new facility commenced in July 2003, and the new plant started operations during 2005. Celanese Corporation indirectly owns approximately 38 percent of this venture, of which Celanese indirectly holds approximately 6 percent.

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
Company, L.P., Braskem S.A., Teijin Limited and Toray Industries Inc.

Performance Products

     The Performance Products segment consists of the food ingredients business conducted by Nutrinova. This business uses its own trade names to conduct business. The following table lists key products of the Performance Products segment and their major markets.

--------------------------------------------------------------------------------
KEY PERFORMANCE PRODUCTS   MAJOR MARKETS
--------------------------------------------------------------------------------
Sunett(R) (Acesulfame-K)   Beverages, Confections, Dairy Products and
                           Pharmaceuticals
--------------------------------------------------------------------------------
Sorbates                   Dairy Products, Baked Goods, Beverages, Animal Feeds,
                           Spreads and Delicatessen Products
--------------------------------------------------------------------------------

     Business Lines

     Nutrinova's food ingredients business consists of the production and sale of high intensity sweeteners and food protection ingredients, such as sorbic acids and sorbates worldwide, as well as the resale of other food ingredients mainly in Japan, Australia and Mexico.

     Acesulfame-K, a high intensity sweetener marketed under the trademark
Sunett, is used in a variety of beverages, confections and dairy products throughout the world. The primary raw materials for this product are diketene and sulfur trioxide. Sunett pricing for targeted applications reflects the value added by Nutrinova, such as technical services provided. Nutrinova's strategy is to be the most reliable and highest quality producer of this product, to develop new applications for the product and to expand into new markets. Nutrinova maintains a strict patent enforcement strategy, which has resulted in favorable outcomes in a number of patent infringement matters in Europe and the United
States. Nutrinova's European and U.S. primary production patents for making
Sunett expired at the end of the second quarter of fiscal year 2005; however
Nutrinova still has an extensive portfolio of process and application patents for Sunett.

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

     Capital Expenditures

     The Performance Products segment's capital expenditures were (euro)0 million, (euro)3 million, (euro)1 million and (euro)2 million for the period from August 25, 2005 to September 30, 2005, the period from October 1, 2004 to
August 24, 2005, the nine months ended September 30, 2004 and the year ended
December 31, 2003, respectively.

     The capital expenditures incurred during these periods related to efficiency, debottlenecking, quality and safety improvement items associated with the normal operation of the business.

     Markets

     The following table illustrates the destination of the net sales of the
Performance Products segment by geographic region for the period from August 25,
2005 to September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003.

      NET SALES TO EXTERNAL CUSTOMERS BY DESTINATION - PERFORMANCE PRODUCTS

   NET SALES TO
     EXTERNAL
   CUSTOMERS BY
  DESTINATION -     PERIOD FROM AUGUST 25,   PERIOD FROM OCTOBER
   PERFORMANCE       2005 TO SEPTEMBER 30,        1, 2004 TO        NINE MONTHS ENDED       YEAR ENDED
     PRODUCTS                2005              AUGUST 24, 2005     SEPTEMBER 30, 2004   DECEMBER 31, 2003
-----------------   ----------------------   -------------------   ------------------   -----------------
                                  % OF                    % OF                 % OF                 % OF
                       (EURO)   SEGMENT        (EURO)   SEGMENT     (EURO)   SEGMENT     (EURO)   SEGMENT
                       ------   -------        ------   -------     ------   -------     ------   -------
                                              (IN MILLIONS, EXCEPT PERCENTAGES)

North America....         2       13%            28       25%         26       25%         36       26%
Europe/Africa....        12       74%            69       62%         63       61%         85       61%
Asia/Australia...         2       13%            15       13%         14       14%         19       13%
Rest of World....        --        0%            --        0%         --        0%         --        0%

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

OTHER ACTIVITIES

     Other Activities includes revenues from Pemeas GmbH or Pemeas, as well as corporate activities, several service companies and other ancillary businesses, which do not have significant sales. Pemeas is a venture with a consortium of investors led by Conduit Ventures, a London based venture capital company, to develop high temperature membrane assemblies or MEAs for fuel cells. Celanese contributed its MEA activity to Pemeas in April 2004. On December 28, 2005,
Celanese sold its common stock interest to Pemeas Corporation.

DIVESTITURES

     Celanese divested the following businesses:

          o    The following divestitures occurred in December 2005:

               o    Celanese sold the omega-3 DHA business of Nutrinova
                    Nutrition Specialties and Food Ingredients GmbH to Lonza
                    Ltd., Switzerland.

               o    Celanese sold its common stock interest in Pemeas GmbH to
                    Pemeas Corporation.

               o    Celanese sold its cyclo-olefin co-polymers ("COC") business to a venture between Daicel and Polyplastics

          o    In September 2005, Celanese sold its emulsion powders business to
               National Starch and Chemical Company and to Elotex AG, both subsidiaries of ICI.

          o    In August 2005, Celanese announced its intention to wind up
               Estech GmbH, its venture with Hatco Corporation for neopropyl esters.

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

          o    In December 2003, the Technical Polymers Ticona segment completed the sale of its nylon business line to BASF.

     For further information on the acquisitions and divestitures discussed above, see Item 5. Operating and Financial Review and Prospects - Summary of
Consolidated Results - Twelve Months ended September 30, 2005 Compared with the
Twelve Months Ended September 30, 2004 - Discontinued Operations, and Note 8 to
the Consolidated Financial Statements.

RAW MATERIALS AND ENERGY

     Celanese purchases or leases a variety of raw materials from sources in many countries for use in its production processes. Celanese has a policy of maintaining, when available, multiple sources of supply for materials. However, some of Celanese's individual plants may have single sources of supply for some of their raw materials, such as carbon monoxide and acetaldehyde. Although
Celanese has been able to obtain sufficient supplies of raw materials, there can be no assurance that unforeseen developments will not affect Celanese's raw material supply. Even if Celanese has multiple sources of supply for a raw material, there can be no assurance that these sources can make up for the loss of a major supplier. Nor can there be any guarantee that profitability will not be affected should Celanese be required to qualify additional sources of supply in the event of the loss of a sole supplier. In addition, the price of raw materials varies, often substantially, from year to year.

     A substantial portion of Celanese's products and raw materials are commodities whose prices fluctuate as market supply/demand fundamentals change.
For example, the volatility of prices for natural gas and ethylene (the cost of which is in part linked to natural gas prices) has increased in recent years.
Celanese's production facilities rely largely on fuel oil, natural gas and electricity for energy. Most of the raw materials for Celanese's European operations are centrally purchased by an affiliate of Celanese, which also buys raw materials on behalf of third parties. Celanese manages its exposure through the use of long-term supply agreements, and multi-year purchasing and sales agreements.

     Celanese also leases supplies of various precious metals, such as rhodium, used as catalysts for use in the manufacture of products in its Chemical
Products segment. With growing demand for these precious metals, most notably in the automotive industry, the cost to purchase or lease these precious metals has increased, caused by a shortage in supply. These circumstances are expected to continue into the second half of 2006. For precious metals, the leases are distributed between a minimum of three lessors per product and are divided into several contracts. A reassessment of the long term strategy regarding the lease or purchase of precious metals, reflecting the changed market conditions for some metals, is under way. Although Celanese seeks to offset increases in raw material prices with corresponding increases in the prices of its products, it may not be able to do so, and there may be periods when such product price increases lag behind raw material cost increases.

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

     In the Emulsions business line, research and development is focused on new products, new applications and new technology platforms. In particular, an emphasis is placed on continuously upgrading existing products, particularly in the paints and coatings area. For example, research is done on developing greater stability under various environmental conditions, thus allowing for use in diverse regional climates and global coverage; furthermore, existing grades are given additional performance features to meet customers' specific needs as they are developing their new paint formulations. Celanese also concentrates on new technology development, particularly for adhesives applications.

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
Celanese's research and development costs for the period from August 25, 2005 to
September 30, 2005, the period from October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003 were
(euro)4 million, (euro)36 million, (euro)33 million and (euro)43 million,
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

     As patents expire, the products and processes described and claimed in those patents become generally available for use by the public. Celanese's
European and U.S. patents for making Sunett, an important product in the
Performance Products segment, expired at the end of the second quarter of fiscal year 2005, thereby reducing Celanese's ability to realize revenues from making
Sunett due to increased competition and potential limitations, and possibly causing results of operations and cash flows relating to the product being less favorable than today. Celanese believes that the loss of no other single patent which may expire in the next several years will materially adversely affect the business or financial results of Celanese.

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

     o    Maintenance of safe conditions in the workplace; and

     o    Production, handling, labeling or use of chemicals used or produced by
          Celanese.

     Celanese is subject to environmental laws and regulations that may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of Celanese's production sites have an extended history of industrial use, it is impossible to predict precisely what effect these laws and regulations will have on Celanese in the future. Soil and groundwater contamination has occurred at some Celanese sites, and might occur or be discovered at other sites. Celanese's worldwide expenditures during the period from August 24, 2005 to September 30, 2005 and the period from October 1, 2004 to August 24, 2005, including those with respect to third party and divested sites, and those for compliance with environmental control regulations and

internal company initiatives totaled (euro)2 million and (euro)22 million, respectively, of which (euro)0 million and (euro)1 million, respectively, was for capital projects. It is anticipated that stringent environmental regulations will continue to be imposed on Celanese and the industry in general. It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the status of laws, regulations, and information related to individual locations and sites. Subject to the foregoing, but taking into consideration Celanese's experience to date regarding environmental matters of a similar nature and facts currently known, Celanese believes that capital expenditures and remedial actions to comply with existing laws governing environmental protection will not have a material adverse effect on its business and financial results.

Air Issues

     In December 1997, the Conference of the Parties of the United Nations
Framework Convention on Climate Change drafted the Kyoto Protocol, which would establish significant emission reduction targets for six gases considered to have global warming potential (referred to as greenhouse gases) and would drive mandatory reductions in developed nations subject to the Protocol. With Russia's ratification in November 2004, the Protocol was adopted by enough of the larger, industrialized countries (defined in Annex I to the Protocol) and came into effect in February 2005 in all nations that ratified it. The European Union or
EU, including Germany and other countries where Celanese has interests, ratified the Kyoto Protocol in 2002 and has formulated applicable regulations. Recent
European Union regulations required all EU member states to have implemented a trading system covering carbon dioxide emissions by January 1, 2005.
Accordingly, an emission trading system came into effect at the start of 2005.
The new regulation directly affects Celanese's power plants at the Kelsterbach and Oberhausen sites as well as the power plants being operated by other
InfraServ entities on sites at which Celanese operates. The Celanese power plants and the InfraServ entities may be required to purchase carbon dioxide credits, which could result in increased operating costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures. Celanese has determined that the impact of this legislation on future capital spending and operating costs will not be material. The new regulation indirectly affects
Celanese's other operations in the EU, which may experience higher energy costs from third party providers.

Chemical Products Issues

     Other new or revised regulations may place additional requirements on the production, handling, labeling or use of some chemical products. Pursuant to a
European Union regulation on Risk Assessment of Existing Chemicals, the European
Chemicals Bureau of the European Commission has been conducting risk assessments on approximately 140 major chemicals. Some of the chemicals initially being evaluated include vinyl acetate monomer or VAM, which Celanese produces. These risk assessments entail a multi-stage process to determine whether and to what extent the Commission should classify the chemical as a carcinogen and, if so, whether this classification, and related labeling requirements, should apply only to finished products that contain specified threshold concentrations of a particular chemical. In the case of VAM, we currently do not expect a final ruling until fiscal year 2007. We and other VAM producers are participating in this process with detailed scientific analyses supporting the industry's position that VAM is a possible but not a probable human carcinogen and that labeling end products as toxic substances should not be required, but if it is, should only be at relatively high parts per million of residual VAM levels in the end products. It is not possible for us to predict the outcome or effect of any final ruling.

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

     We are a producer of plastics derived from formaldehyde, as well as of the formaldehyde used in such plastics. We, together with other producers and users, are evaluating these findings. We cannot predict the final effect of IARC's reclassification.

     Other recent initiatives will potentially require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. These initiatives include the European Environment and Health
Strategy, commonly known as SCALE, and the proposal for the Registration,
Evaluation and Authorization and Restriction of Chemicals or REACH. REACH, which was proposed by the European Commission in October 2003, will establish a system to register and evaluate chemicals manufactured or imported to the European
Union. Depending on the final ruling, additional testing, documentation and risk assessments will occur for the chemical industry. This will affect European producers of chemicals as well as all chemical companies worldwide that export to EU member states . The final ruling has not yet been decided.

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

Remediation Issues

     Our wholly-owned subsidiary, InfraServ Verwaltungs GmbH, is the general partner of the InfraServ companies that provide on-site general and administrative services at German sites in Frankfurt am Main-Hoechst, Gendorf,
Huerth-Knapsack, Wiesbaden, Oberhausen and Kelsterbach. Producers at the sites, including our subsidiaries, are owners of limited partnership interests in the respective InfraServ companies. The InfraServ companies are liable for any residual contamination and other pollution because they own the real estate on which the individual facilities operate. In addition, Hoechst, as the responsible party under German public law, is liable to third parties for all environmental damage that occurred while it was still the owner of the plants and real estate. However, the InfraServ companies have agreed to indemnify
Hoechst from any environmental liability arising out of or in connection with environmental pollution of any InfraServ site. The partnership agreements provide that, as between the limited partners, each limited partner is responsible for any contamination caused predominantly by such partner. The limited partners have also undertaken to indemnify Hoechst against such liabilities. Any liability that cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the
InfraServ company in question. In view of this potential obligation to eliminate residual contamination, the InfraServ companies in which we have an interest, have recorded provisions totaling less than (euro)1 million as of September 30,
2005. If the InfraServ companies default on their respective indemnification obligations to eliminate residual contamination, the limited partners in the
InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the
InfraServ companies or the limited partners, these liabilities are to be borne by us in accordance with the demerger agreement.

     As between Hoechst and Celanese, Hoechst has agreed to indemnify Celanese for two-thirds of these demerged residual liabilities. Likewise, in some circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to Infraserv companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred.

     Some of Celanese's facilities in Germany are over 100 years old, and there may be significant contamination at these facilities. Provisions are not recorded for potential soil or groundwater contamination liability at facilities still in operation, as German law does not currently require owners or operators to investigate and remedy soil or groundwater contamination until the facility is closed and dismantled, unless the authorities otherwise direct. However, soil or groundwater contamination known to the owner or operator must be remedied if such contamination is likely to have an adverse effect on the public. If we were to terminate operations at one of our facilities or if German law were changed to require such removal or clean up, the cost could be material to us. We cannot accurately determine the ultimate potential liability for investigation and clean up at such sites. We adjust provisions as new remedial commitments are made. See Notes 24 and 25 to the Consolidated Financial Statements.

     In the Demerger Agreement, Celanese agreed to indemnify Hoechst against environmental liabilities for environmental contamination that could arise under some divestiture agreements regarding chemical businesses, participations or assets located in Germany, the U.S., and other countries that were entered into by Hoechst prior to the demerger. Celanese and Hoechst have agreed that Celanese will indemnify Hoechst against those liabilities

up to an amount of (euro)250 million. Hoechst will bear those liabilities exceeding (euro)250 million, but Celanese will reimburse Hoechst for one-third of those liabilities for amounts that exceed (euro)750 million. As of September
30, 2005 and 2004, Celanese has made total cumulative payments of (euro)13 million and (euro)12 million, respectively, for environmental contamination liabilities in connection with the divestiture agreements. As of September 30,
2005, Celanese has reserves of less than (euro)1 million for this contingency and may be required to record additional reserves in the future. See Notes 25 and 26 to the Consolidated Financial Statements.

     As of September 30, 2005 and 2004, Celanese had reserves of (euro)6 million and (euro)6 million, respectively, for environmental matters worldwide. We regularly review the liabilities for these sites and have accrued our best estimate of an ultimate liability for investigation or cleanup costs, but, due to the many variables involved in such estimation, the ultimate liability may vary from these estimates.

ORGANIZATIONAL STRUCTURE

Significant Subsidiaries

     Celanese operates its businesses through subsidiaries in Europe, the
Americas and Asia, most of which are owned indirectly through a German holding company and wholly-owned subsidiary, Celanese Holding GmbH. Celanese Chemicals
Europe GmbH and Ticona GmbH are owned directly by Celanese.

     The table below sets forth Celanese's significant subsidiaries as of
September 30, 2005.

------------------------------------------------------------------------------------------------
                                                                                     PERCENTAGE
NAME OF COMPANY                                           COUNTRY OF INCORPORATION      OWNED
------------------------------------------------------------------------------------------------

Celanese Chemicals Europe GmbH                            Germany                        100.00%
Celanese Holding GmbH                                     Germany                        100.00%
Nutrinova Nutrition Specialties & Food Ingredients GmbH   Germany                        100.00%
Ticona GmbH                                               Germany                        100.00%
Celanese Singapore Pte. Ltd.                              Singapore                      100.00%
------------------------------------------------------------------------------------------------

DESCRIPTION OF PROPERTY

     Celanese's principal executive offices are located in Kronberg/Taunus,
Germany.

     As of September 30, 2005, Celanese had numerous production and manufacturing facilities throughout the world. Celanese also owns or leases other properties, including office buildings, warehouses, pipelines, research and development facilities and sales offices. Celanese continuously reviews and evaluates the utilization of its facilities as part of its strategy to optimize its business portfolio.

     The following table sets forth a list of the principal production and other facilities of Celanese throughout the world as of September 30, 2005.

--------------------------------------------------------------------------------
CORPORATE CENTER
--------------------------------------------------------------------------------
SITE                        LEASED/OWNED                 PRODUCTS/FUNCTION
--------------------------------------------------------------------------------
Kronberg/Taunus, Germany    Leased                       Administrative offices
--------------------------------------------------------------------------------

                                       32

--------------------------------------------------------------------------------
CHEMICAL PRODUCTS
--------------------------------------------------------------------------------
SITE                        LEASED/OWNED                 PRODUCTS/FUNCTION
--------------------------------------------------------------------------------
Frankfurt am Main, Germany  Owned by InfraServ GmbH &    Acetaldehyde
                            Co. Hoechst KG, in which     Butyl acetate
                            Celanese holds a 31.2        Vinyl acetate monomer
                            percent limited partnership  Conventional emulsions
                            interest                     Vinyl acetate ethylene
                                                         emulsions
--------------------------------------------------------------------------------
Oberhausen, Germany         Owned by InfraServ GmbH &    Amines
                            Co. Oberhausen KG, in which  Carboxylic Acids
                            Celanese holds an 84.0       Neopentyl Glycols
                            percent limited partnership
                            interest
--------------------------------------------------------------------------------
Jurong Island, Singapore    Owned                        Acetic acid
                                                         Butyl acetate
                                                         Ethyl acetate
                                                         Vinyl acetate monomer
--------------------------------------------------------------------------------
Koper, Slovenia             Owned                        Conventional emulsions
--------------------------------------------------------------------------------
Tarragona, Spain            Owned by Complejo            Vinyl acetate monomer
                            Industrial Taqsa AIE, in     Vinyl acetate ethylene
                            which Celanese holds a 15.0  emulsions Conventional
                            percent share                emulsions
--------------------------------------------------------------------------------
Perstorp, Sweden            Owned                        Conventional emulsions
                                                         Vinyl acetate ethylene
                                                         emulsions
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TECHNICAL POLYMERS TICONA
--------------------------------------------------------------------------------
SITE                        LEASED/OWNED                 PRODUCTS/FUNCTION
--------------------------------------------------------------------------------
Kelsterbach, Germany        Owned by InfraServ GmbH &    LFT (Celstran(R))
                            Co. Kelsterbach KG, in       Polyacetals
                            which Celanese holds a       (Hostaform(R)),
                            100.0% limited partnership   Polymerization and
                            interest                     Compounding
--------------------------------------------------------------------------------
Oberhausen, Germany         Owned by InfraServ GmbH &    PE-UHMW (GUR)
                            Co. Oberhausen KG, in which
                            Celanese holds an 84.0%
                            limited partnership
                            interest
--------------------------------------------------------------------------------
Suzano, Brazil              Owned                        Compounding
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PERFORMANCE PRODUCTS
--------------------------------------------------------------------------------
SITE                        LEASED/OWNED                 PRODUCTS/FUNCTION
--------------------------------------------------------------------------------
Frankfurt am Main, Germany  Owned by InfraServ GmbH &    Sorbates
                            Co. Hoechst KG, in which     Sunett(R)
                            Celanese holds a 31.2%
                            limited partnership
                            interest
--------------------------------------------------------------------------------

     Korea Engineering Plastics has its principal production facilities in South
Korea. Celanese's Chemical Products segment has ventures with manufacturing facilities in Germany.

     For the period from August 25, 2005 to September 30, 2005 and the period from October 1, 2004 to August 24, 2005, Celanese and its consolidated subsidiaries, in the aggregate, had capital expenditures for the expansion and modernization of production, manufacturing, research and administrative facilities of (euro)8 million and (euro)68

million, respectively. During the nine months ended September 30, 2004, and the year ended December 31, 2003, these expenditures amounted to (euro)42 million and (euro)87 million, respectively. Celanese believes that its current facilities and those of its consolidated subsidiaries are adequate to meet the requirements of Celanese's present and foreseeable future operations. Celanese continues to review its capacity requirements as part of its strategy to maximize its global manufacturing efficiency.

     For information on environmental issues associated with Celanese's properties, see "Information on the Company - Environmental and Other
Regulation" and Item 5. Operating and Financial Review and Prospects - Liquidity
and Capital Resources - Environmental Matters. Additional information with respect to Celanese's property, plant and equipment, and leases is contained in
Notes 12 and 25 to the Consolidated Financial Statements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of the financial condition and the results of operations of Celanese AG and its subsidiaries
(collectively "Celanese" or the "Company") together with the Consolidated
Financial Statements and the notes to those financial statements, which were prepared in accordance with U.S. GAAP.

     The application of push down accounting due to the Celanese Europe Holding
Gmbh & Co. KG, formerly known as BCP Crystal Acquisition Gmbh & Co. KG ("the
Purchaser") acquiring more than 95% ownership of Celanese resulted in a new basis of accounting. Therefore, the following discussion and analysis of financial condition and results of operations covers periods prior
("Predecessor") and subsequent ("Successor") to the August 24, 2005, purchase of
Celanese ordinary shares ("CAG Shares")(See Acquisition of Celanese below).
Accordingly, the discussion and analysis of historical periods do not reflect the significant impact that the push down accounting adjustments has had and will have on the Successor. In addition, investors are cautioned that the forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See "Forward-Looking Information" located at the end of this section.

     In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year ended on September 30, 2004. To facilitate a meaningful comparison the results of operations and cash flows for the nine months ended September 30, 2004 are compared to the results of operations and cash flows for the nine months ended September 30, 2003. The results of operations and cash flows for the nine months ended September 30,
2003 have not been audited and should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year.

     Reconciliation of Non-U.S. GAAP Measures: Management compensates for the limitations of using non-U.S. GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business other than U.S. GAAP results alone. In this regard, we disclose net debt and trade working capital, which are non-U.S.
GAAP financial measures. Net debt is defined as total debt less cash and cash equivalents, and trade working capital is defined as trade accounts receivable from third parties, affiliates and related entities net of allowance for doubtful accounts, plus inventories, less trade accounts payable to third parties, affiliates and related entities. Management uses net debt to evaluate capital structure and trade working capital to evaluate investment in receivables and inventory, net of payables. Net debt and trade working capital are not a substitute for any U.S. GAAP financial measure. In addition, calculations of net debt and trade working capital contained in this report may not be consistent with that of other companies. The most directly comparable financial measures presented in accordance with U.S. GAAP in our financial statements for net debt and trade working capital are total debt and the working capital components, respectively. For a reconciliation of net debt and total debt and a reconciliation of trade working capital to the working capital components, see "Financial Hightlights" below.

BASIS OF PRESENTATION

     The financial position, results of operations, statement of cash flows and related disclosures for the periods prior to August 24, 2005, the effective date of the acquisition of CAG shares, which resulted in the Purchaser owning more than 95% of Celanese AG and the requirement to apply push down accounting are presented as the results of the Predecessor. The financial position, results of operations, statement of cash flows and related disclosures subsequent to August
24, 2005, are presented as the results of the Successor. The results of the
Successor may not be comparable to the results of the Predecessor due to the difference in the basis of presentation of push down accounting as compared to historical cost. To facilitate a meaningful comparison of the Company's performance, the following discussion of results of operations is presented on a comparative basis for both 2005 and 2004. Accordingly, the results of operations for the twelve months ended September 30, 2005 represent the mathematic addition of the historical amounts of the Predecessor for the period October 1, 2004 to
August 24, 2005 and the Successor for the period August 25 to September 30,
2005. Management believes that a combined discussion of Predecessor and
Successor periods is reasonable and appropriate because the successor period is short and there were no material adjustments to the presented items other than cost of sales and depreciation and amortization resulting from the push down of purchase accounting. The results of the Successor

and Predecessor periods, individually, have been audited. The combined results for the twelve months ended September 30, 2005 and 2004 have not been audited and should not be taken as an indication of the results of operations to be reported for any subsequent period or for the full fiscal year.

     Push Down Accounting: The Purchaser accounted for its acquisitions of the
CAG Shares using the purchase value method of accounting resulting in a new basis of accounting. The purchase price was allocated based on the fair value of the underlying assets acquired and liabilities assumed. The assets acquired and liabilities assumed are reflected at the Purchaser's accounting basis for the approximate 96% portion acquired and at Celanese's historical basis for the remaining minority interest of approximately 4%. The difference in the total purchase price and the fair value of the net assets acquired was allocated to goodwill, and this indefinite lived asset is subject to an annual impairment review. In the twelve months ended September 30, 2005, the Company decreased goodwill (euro)247 million as a result of the push down accounting adjustments related to the acquisition of CAG's shares. In addition, Celanese's results of operations were impacted by the push down accounting adjustments as follows: the effect on depreciation expense decreased by less than (euro)1 million due to the step up of property, plant and equipment and offset by the effect of the change in useful lives, amortization expense increased by (euro)2 million due to the step up of intangible assets and cost of sales increased by (euro)5 million due to the step up and subsequent sale of inventory. (See Notes 2, 12 and 13 to the
Consolidated Financial Statements).

     In October 2004, CAC was transferred out of Celanese AG as part of the organizational restructuring (see below). As a result of the restructuring, CAC assets, liabilities and results of operations have been treated as discontinued
operations for all periods presented. (see Discontinued Operations below).

     In January 2003, and subsequently revised in December 2003, the FASB issued
FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised
(collectively, "FIN No. 46"), respectively. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements"
requiring the consolidation of certain variable interest entities ("VIE") which are defined as entities having equity that is not sufficient to permit such entities to finance their activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. If the Company is deemed to be the primary beneficiary, it is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary as of December 31, 2003. For VIEs that do not meet the definition of a special purpose entity, consolidation is not required until March 31, 2004;
however, expanded disclosure is required at December 31, 2003.

     Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the
COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. The consolidation of this entity had a material impact on Celanese's financial position, results of operations and cash flows for the twelve months ended
September 30, 2005. (See Note 28 to the Consolidated Financial Statements). The
consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for the nine months ended September 30, 2004. In December 2005, Celanese divested its COC business to a venture between Japan's Daicel Chemical Industries Ltd. and Polyplastics
Co. Ltd., a 45% held venture of Celanese AG's ultimate parent, Celanese
Corporation.

     In April 2004, Celanese and a group of investors led by Conduit Ventures
Ltd. entered into a venture, which was named Pemeas GmbH. This venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. The consolidation of this entity did not have a material impact on Celanese's financial position or results of operations and cash flows for all periods presented. In December 2005, Celanese sold a majority of its interest in Pemeas Gmbh as part of Celanese's strategy to divest non-core businesses. As a result of the sale, Celanese will no longer consolidate Pemeas
GmbH.

     Impact of the sale of emulsion powders business: In September 2005, in connection with Celanese Corporation's acquisition of Vinamul, the Company sold its emulsion powders business to Imperial Chemical Industries PLC ("ICI") for approximately (euro)21 million. The transaction includes a supply agreement whereby the Company will supply product to ICI for a period of up to fifteen years. The fair value of the supply contract was (euro)9 million and was recorded as deferred revenue to be amortized over fifteen years. Net sales and loss before

income taxes and minority interests for the emulsion powders business for the twelve months ended September 30, 2005 were (euro)32 million and (euro)1 million, respectively.

ACQUISITION OF CELANESE AND ORGANIZATIONAL RESTRUCTURING

     On April 6, 2004, the Purchaser acquired approximately 84% of CAG shares, pursuant to a voluntary tender offer commenced in February 2004. These shares were acquired at a price of (euro)32.50 per share or an aggregate purchase price of (euro)1,385 million, including direct acquisition costs of approximately
(euro)56 million. Following the completion of the acquisition, the CAG shares were delisted from the New York Stock Exchange on June 2, 2004. CAG shares continue to trade on the Frankfurt Stock Exchange in Germany.

     During the period August 25, 2005 to September 30, 2005 and the period
October 1, 2004 to August 24, 2005, the Purchaser acquired additional CAG shares for a purchase price of (euro)0 million and (euro)325 million, respectively. As of September 30, 2005 and 2004, the Purchaser's ownership percentage was approximately 96% and 84%, respectively. The additional CAG shares were acquired pursuant to either i) the mandatory offer (See Note 3) commenced in September
2004 or ii) the purchase of additional CAG shares as described below. On
November 4, 2005, the Purchaser advised Celanese AG of its request to commence the process for affecting a squeeze-out of the remaining shareholders (See Note
3 to the Consolidated Financial Statements).

Organizational Restructuring

     In October 2004, the parent of the Purchaser, Celanese Corporation, completed an organizational restructuring ("Restructuring"). As part of the
Restructuring, Celanese Corporation, by causing the Purchaser to give corresponding instruction under the Domination Agreement, effected the transfer of all of the shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux Holdings Luxembourg S.C.A. ("BCP Caylux")
which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. The transfer was effected under the Domination Agreement as follows: (1) Celanese Holding GmbH distributed all outstanding shares in CAC to Celanese, (2) Celanese sold all outstanding shares in CAC to the Purchaser for a note in an amount equal to CAC's fair market value of (euro)291 million and (3) the Purchaser transferred all outstanding capital stock of CAC to BCP Caylux for (euro)291 million. In addition, CPO, a wholly owned subsidiary of Celanese, which acted as a purchasing agent on behalf of
Celanese as well as third parties, was transferred to the Purchaser. This transfer was made equal to CPO's fair market value of (euro)13 million in the form of a note. As a result of these transfers, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of
Celanese Corporation, the ultimate parent of the Purchaser and Celanese.

     As a result of the Restructuring, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese AG and its subsidiaries are no longer named parties under the credit facilities after the
Restructuring. As of September 30, 2004, Celanese AG had net intercompany notes with consolidated subsidiaries, which previously were eliminated in consolidation. As part of the Restructuring and pursuant to instructions issued by the Purchaser under the Domination Agreement, these intercompany notes were replaced with notes due from the Purchaser of (euro)1,034 million. Celanese
Corporation has provided letters of support for the repayment of these notes.
The repayment of these notes depends upon sufficient liquidity of the Purchaser and Celanese Corporation and its other subsidiaries. The major portion of these notes bear interest of 4.67% per annum and mature in 2009.

     As a result of the Restructuring, CAC is no longer a wholly-owned subsidiary of Celanese. CAC's assets, liabilities and results of operations have been included as discontinued operations (See Note 8).

     As this is a transaction between entities under common control, the transfers of CAC and CPO were recorded at the historical cost net book value of
CAC and CPO, and resulted in a deemed distribution from additional paid in capital.

     Prior to the Restructuring of Celanese, the Company's portfolio consisted of four main business segments: Chemical Products, Acetate Products, Technical
Polymers Ticona and Performance Products. The entire Acetate Products segment, along with significant portions of the Chemical Products segment were transferred out of Celanese on October 5, 2004. As of September 30, 2005,
Celanese's portfolio consists of three main business segments: Chemical
Products, Technical Polymers Ticona and Performance Products.

Purchase of Additional CAG Shares

     On August 24, 2005, the Purchaser acquired approximately 5.9 million, or approximately 12%, of the outstanding CAG shares from two shareholders for the aggregate consideration of approximately (euro)302 million. In addition, the
Purchaser also paid to such shareholders an additional purchase price of
(euro)12 million in consideration for the settlement of certain claims and for such shareholders agreeing to, among other things, (1) accept the shareholders'
resolutions passed at the extraordinary general meeting of Celanese held on July
30 and 31, 2004 and the annual general meeting of Celanese held on May 19 and
20, 2005, (2) acknowledge the legal effectiveness of the domination and profit and loss transfer agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in legal proceedings related to, among other things, challenging the effectiveness of the domination and profit and loss transfer agreement, and amount of fair cash compensation offered by the
Purchaser in the mandatory offer required by Section 305(1) of the German Stock
Corporation Act, (4) refrain from acquiring any CAG shares or any other investment in Celanese, and (5) refrain from taking any future legal action with respect to shareholder resolutions or corporate actions of Celanese. The
Purchaser paid the aggregate consideration of (euro)314 million for the additional CAG shares that were acquired from such shareholders and for the agreements described above using available cash. The Purchaser also made all other shareholders a limited offer pursuant to which it increased for a limited period of time its offer to purchase any remaining outstanding CAG shares to
(euro)51 per share (plus interest on (euro)41.92 per share) for all minority shareholders against waiver of the shareholders' rights to participate in an increase of the offer consideration as a result of the pending award proceedings. In addition, all shareholders who tendered their shares pursuant to the mandatory offer of (euro)41.92 per share commenced in September 2004, were entitled to claim the difference between the increased offer of (euro)51 per share and the mandatory offer of (euro)41.92 per share. The limited offer ran from August 30, 2005 to September 29, 2005. For minority shareholders who did not accept the limited offer on or prior to the September 29, 2005 expiration date, the terms of the original (euro)41.92 per share mandatory offer continue to apply. The mandatory offer will remain open for two months following final resolution of the award proceedings (Spruchverfahren) by the German courts.

Domination Agreement

     Domination Agreement

     On October 1, 2004, a domination and profit and loss transfer agreement
(the "Domination Agreement") between Celanese and the Purchaser became effective. When the Domination Agreement became operative, the Purchaser became obligated to offer to acquire all outstanding CAG shares from the minority shareholders of Celanese in return for payment of fair cash compensation. The amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. The Purchaser may elect, or be required, to pay a purchase price in excess of (euro)41.92 to acquire the remaining CAG shares. Any minority shareholder who elects not to sell its CAG shares to the Purchaser will be entitled to remain a shareholder of
Celanese and to receive from the Purchaser a gross guaranteed fixed annual payment on their CAG shares of (euro)3.27 per CAG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination Agreement, the net guaranteed fixed annual payment is (euro)2.89 per CAG share for a full fiscal year, which commences on or after October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per CAG share.

     Beginning October 1, 2004, under the terms of the Domination Agreement, the
Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any statutory annual loss incurred by Celanese AG, the dominated entity, on a non-consolidated basis, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses will apply during the entire term of the Domination Agreement.

     There is no assurance that the Domination Agreement will remain operative in its current form. If the Domination Agreement ceases to be operative, the
Purchaser will not be able to directly give instructions to the Celanese board of management. The Domination Agreement cannot be terminated by the Purchaser in the ordinary course until September 30, 2009. However, irrespective of whether a domination agreement is in place between the Purchaser and Celanese, under
German law, Celanese is effectively controlled by the Purchaser because of the
Purchaser's more than 95% ownership of the outstanding CAG shares. The Purchaser does have the ability, through a variety of means, to utilize its controlling rights to, among other things, (1) cause a domination agreement to become operative; (2) use its ability, through its more than 95% voting power at any shareholders' meetings of Celanese, to elect the shareholder representatives on the Supervisory Board and to thereby effectively control the appointment and removal of the members of the Celanese board of management; and (3) effect all decisions that a majority shareholder who owns more than 95% is permitted to make under German law. The controlling rights of the Purchaser constitute a controlling financial interest for accounting purposes and result in the
Purchaser being required to consolidate Celanese as of the date of acquisition.
In addition, as long as the Domination Agreement remains effective, the
Purchaser is entitled to give instructions directly to the management board of
Celanese, including, but not limited to, instructions that are disadvantageous to Celanese, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with either the Purchaser or Celanese. As a dominated company, Celanese may be affected by risks that affect the Purchaser and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

Shareholder Litigation

     A number of minority shareholders of Celanese have filed lawsuits in the
Frankfurt District Court (Landgericht) that, among other things, request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004, as well as the confirmatory resolutions passed at the annual general meeting held on May 19 and 20, 2005. On March 6,
2006, Celanese Europe Holding and Celanese signed a settlement agreement with eleven minority shareholders who had filed such lawsuits (the "Settlement
Agreement"). Pursuant to the Settlement Agreement, the plaintiffs agreed to withdraw the actions to which they are a party and to recognize the validity of the Domination Agreement in exchange for Celanese Europe Holding to offer at least (euro)51.00 per share as cash consideration to each shareholder who will cease to be a shareholder in the context of the Squeeze-Out. The Celanese Europe
Holding further agreed to make early payment of the guaranteed annual payment
(Ausgleich) pursuant to the Domination Agreement for the financial year
2005/2006, ending on September 30, 2006. Such guaranteed annual payment normally would have come due following the annual general meeting in 2007; however, pursuant to the Settlement Agreement, it will be made on the first banking day following the Celanese's annual general meeting that commences on May 30, 2006.
To receive the early compensation payment, the respective minority shareholder will have to declare that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination Agreement is settled by such early payment and that (ii) in this respect, he indemnifies Celanese Europe
Holding against compensation claims by any legal successors to his shares.

     During August 2004, nine actions were brought by minority shareholders against Celanese in the Frankfurt District Court (Landgericht), all of which were consolidated in September 2004. Several minority shareholders joined these proceedings via a third party intervention in support of the plaintiffs. The
Purchaser joined the proceedings via a third party intervention in support of
Celanese. Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July
30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. These actions will be withdrawn pursuant to the Settlement Agreement.

     Twenty-seven minority shareholders filed lawsuits in May and June of 2005 in the Frankfurt District Court (Landgericht) contesting the shareholder resolutions passed at the annual general meeting held May 19-20, 2005, which confirmed the resolutions passed at the July 30-31, 2004 extraordinary general meeting approving the Domination Agreement and a change in Celanese's fiscal year. In February 2006 the Frankfurt District Court dismissed many of these claims. This decision is subject to appeal. In conjunction with the acquisition of 5.9 million ordinary shares of Celanese from two shareholders in August 2005, two of those lawsuits were withdrawn in August 2005 and another ten lawsuits will be withdrawn pursuant to the Settlement Agreement.

     Celanese is also a defendant in five actions filed in the Frankfurt
District Court (Landgericht) requesting that the court declare some or all of the shareholder resolutions passed at the extraordinary general meeting of
Celanese on July 30 and 31, 2004 null and void (Nichtigkeitsklage), based on allegations that certain formal requirements in connection with the invitation to the extraordinary general meeting of Celanese had been violated.

     The Frankfurt District Court (Landgericht) has suspended the proceedings regarding the resolutions passed at the July 30-31, 2004 extraordinary general meeting described above as long as the lawsuits contesting the confirmatory resolutions are pending.

     Further, on August 2, 2004, two minority shareholders instituted public register proceedings with each of the Koenigstein Local Court (Amtsgericht) and the Frankfurt District Court (Landgericht), both with a view to have the registration of the Domination Agreement in the Commercial Register deleted
(Amtsloeschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Purchaser and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register. In April 2005, the court of appeals rejected the demand by one shareholder for injunctive relief, and in June 2005 the Frankfurt
District Court (Landgericht) ruled that it does not have jurisdiction over this matter. One of the  claims in the Koenigstein Local Court (Amtsgericht) is still pending and the other will be withdrawn pursuant to the Settlement Agreement.

     If legal challenges of the Domination Agreement by dissenting shareholders of Celanese are successful, some or all actions taken under the Domination
Agreement, including the transfer of Celanese Americas Corporation ("CAC"), an indirect subsidiary of Celanese (see Organizational Restructuring above for discussion regarding the CAC transfer) may be required to be reversed and the
Purchaser may be required to compensate Celanese for damages caused by such actions.

     Squeeze-Out: Because the Purchaser owns CAG shares representing more than
95 percent of the registered ordinary share capital (excluding treasury shares)
of Celanese, Celanese Corporation caused the Purchaser to require, as permitted under German law, the transfer to the Purchaser of the CAG shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-Out"). The

Squeeze-Out requires the approval by the affirmative vote of the majority of the votes cast at Celanese's annual general meeting in May 2006 and would become effective upon its registration in the commercial register. Once the Purchaser effects the Squeeze-Out, the Purchaser must pay the then remaining minority shareholders of Celanese fair cash compensation, in exchange for their CAG shares. The amount of the fair cash compensation per share has been set at
(eurodollar)62.22. The amount to be paid to the minority shareholders as fair cash compensation in exchange for their CAG shares in connection with the
Squeeze-Out was determined on the basis of the fair value of the enterprise of
Celanese, determined by the Purchaser in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese's shareholder's meeting, and examined by a duly qualified auditor chosen and appointed by the Frankfurt District Court (Landericht).

     The Squeeze-Out requires approval by the shareholders of Celanese. While it is to be expected that in each case, the Purchaser will have the requisite majority in such meeting to assure approval of such measures, minority
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
of the Squeeze-Out. Accordingly, there can be no assurance that the Squeeze-Out can be implemented timely or at all.

MAJOR EVENTS IN 2005

     In October 2004, Celanese Corporation, the ultimate parent of Celanese, completed an organizational restructuring ("Restructuring"). As part of the
Restructuring, Celanese Corporation, by causing the Purchaser to give corresponding instruction to Celanese under the Domination Agreement, effected the transfer of all shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux which resulted in BCP Caylux owning 100%
of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. In connection with the Restructuring and pursuant to instructions issued by the Purchaser under the Domination Agreement, Celanese exchanged current amounts due from certain related parties for long term notes due from the
Purchaser for approximately (euro)1,034 million.

     In September 2005, Celanese sold its emulsion powders business to National
Starch and Chemical Company, a subsidiary of ICI.

     In August 2005, Celanese announced its intention to wind up Estech GmbH, its venture with Hatco Corporation for neopropyl esters.

     In November 2005, Celanese Corporation resolved in a regular meeting of its
Board of Directors to commence the Squeeze-Out of outstanding CAG shares. The
Purchaser, a subsidiary of Celanese Corporation, currently holds greater than
95% of issued CAG shares of Celanese, thus fulfilling the legal requirements necessary for a Squeeze-Out.

     In December 2005, the Company sold its cyclo-olefin copolymer business. The transaction resulted in a loss of approximately (euro)30 million.

     On December 28, 2005, Celanese sold a majority of its interest in Pemeas
Gmbh as part of Celanese's strategy to divest non-core businesses.

     The Company announced its intention to build a state-of-the-art vinyl acetate ethylene and conventional emulsion polymer facility in China. Startup is targeted for the first half of 2007. The China operations are expected to be transferred to Celanese Corporation in 2006.

FINANCIAL HIGHLIGHTS

                                                 SUCCESSOR                            PREDECESSOR
                                                ----------   -------------------------------------------------------------
                                    COMBINED
                                     TWELVE                                  TWELVE       NINE
                                     MONTHS     AUGUST 25,   OCTOBER 1,      MONTHS       MONTHS        NINE
                                     ENDED         2005         2004,        ENDED        ENDED        MONTHS       YEAR
                                   SEPTEMBER        TO           TO        SEPTEMBER    SEPTEMBER      ENDED        ENDED
                                      30,        SEPTEMBER   AUGUST 24,       30,          30,       SEPTEMBER    DECEMBER
                                      2005       30, 2005       2005          2004         2004       30, 2003    31, 2003
                                  -----------   ----------   ----------   -----------   ---------   -----------   --------
                                  (UNAUDITED)                             (UNAUDITED)               (UNAUDITED)
                                                  (IN (EURO) MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA)

STATEMENT OF
   OPERATIONS DATA:
Net sales                            2,210          238         1,972        1,982         1,520       1,579        2,041
Cost of sales                       (1,699)        (218)       (1,481)      (1,584)       (1,193)     (1,263)      (1,655)
Special charges
   Sorbates antitrust matters          --            --            --           --            --         (84)         (84)
   Restructuring, impairment
      and other special charges        (50)          (1)          (49)         (37)          (26)         (5)         (17)
Operating profit (loss)                254           (2)          256          109           112          43           38
Earnings (loss) from
   continuing operations
   before tax and minority
   interests                           336            5           331          139           157          83           66
Income tax provision                   (78)          (1)          (77)         (45)          (39)        (24)         (30)
Earnings (loss) from
   continuing operations               213            2           211           72           100          52           24
Earnings (loss) from
   discontinued operations              22           --            22         (127)         (170)         64          108
Net earnings (loss)                    235            2           233          (55)          (70)        116          132
Earnings (loss) per common
   share - basic:
   from continuing operations         4.24         0.04          4.20         1.46          2.02        1.05         0.47
   from discontinued
      operations                      0.44           --          0.44        (2.57)        (3.44)       1.29         2.20
                                    ------         ----        ------       ------        ------      ------       ------
Net earnings (loss)                   4.68         0.04          4.64        (1.11)        (1.42)       2.34         2.67
                                    ======         ====        ======       ======        ======      ======       ======
Earnings (loss) per common
   share - diluted:
   from continuing operations         4.23         0.04          4.19         1.46          2.02        1.05         0.47
   from discontinued
      operations                      0.44           --          0.44        (2.57)        (3.44)       1.29         2.20
                                    ======         ====        ======       ======        ======      ======       ======
Net earnings (loss)                   4.67         0.04          4.63        (1.11)        (1.42)       2.34         2.67
                                    ======         ====        ======       ======        ======      ======       ======

                                                                             SUCCESSOR      PREDECESSOR
                                                                           -------------   -------------
                                                                               AS OF           AS OF
                                                                           SEPTEMBER 30,   SEPTEMBER 30,
                                                                                2005            2004
                                                                           -------------   -------------
                                                                                (IN (EURO) MILLIONS)

BALANCE SHEET DATA:
Trade receivables, net - third party, affiliates and related entities...         360             416
Plus: Inventories.......................................................         178             157
Less: Trade payables - third party, affiliates and related entities.....         269             280
                                                                               -----           -----
Trade working capital...................................................         269             293
                                                                               =====           =====
Short-term borrowings and current installments of long-term debt -
   third party, affiliates and related entities.........................         252             170
Plus: Long-term debt....................................................          80             331
                                                                               -----           -----
Total debt..............................................................         332             501
Less: Cash and cash equivalents.........................................         176              91
                                                                               -----           -----
Net debt................................................................         156             410
                                                                               =====           =====
Total assets............................................................       3,920           5,340
Shareholders' equity....................................................       2,456           1,888

                                               SUCCESSOR                            PREDECESSOR
                                              ----------   -------------------------------------------------------------
                                  COMBINED
                                   TWELVE
                                   MONTHS     AUGUST 25,   OCTOBER 1,      TWELVE        NINE
                                   ENDED         2005         2004         MONTHS       MONTHS    NINE MONTHS     YEAR
                                 SEPTEMBER        TO           TO          ENDED        ENDED        ENDED       ENDED
                                    30,        SEPTEMBER   AUGUST 24,    SEPTEMBER    SEPTEMBER    SEPTEMBER    DECEMBER
                                    2005       30, 2005       2005        30, 2004     30, 2004     30, 2003    31, 2003
                                -----------   ----------   ----------   -----------   ---------   -----------   --------
                                (UNAUDITED)                             (UNAUDITED)               (UNAUDITED)

OTHER DATA
Depreciation and amortization        69             7           62          100           74           74          97
Operating margin(1)                11.5%         (0.8)%       13.0%         5.5%         7.4%         2.7%        1.9%
Earnings (loss) from
   continuing operations
   before tax and minority
   interests as a percentage
   of net sales                    15.2%          2.1%        16.8%         7.0%        10.3%         5.3         3.2%

----------
(1)Defined as operating profit (loss) divided by net sales.

FOR DISCUSSION OF CONSOLIDATED STATEMENT OF OPERATIONS ONLY

(SEE BASIS OF PRESENTATION)

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               SUCCESSOR     PREDECESSOR      COMBINED      PREDECESSOR
                                                             -------------   -----------   -------------   -------------
                                                               AUGUST 25,     OCTOBER 1,   TWELVE MONTHS   TWELVE MONTHS
                                                                2005 TO        2004 TO         ENDED           ENDED
                                                             SEPTEMBER 30,    AUGUST 24,   SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2005           2005           2005            2004
                                                             -------------   -----------   -------------   -------------
                                                                                            (UNAUDITED)     (UNAUDITED)

                                                                                 (IN (EURO) MILLIONS)
                                                             -----------------------------------------------------------

Net sales.................................................        238           1,972          2,210           1,982
Cost of sales.............................................       (218)         (1,481)        (1,699)         (1,584)
Selling, general and administrative expenses..............        (18)           (153)          (171)           (208)
Research and development expenses.........................         (4)            (36)           (40)            (43)
Special charges:
   Sorbates antitrust matters.............................         --              --             --              --
   Restructuring, impairment and other special charges....         (1)            (49)           (50)            (37)
Foreign exchange gain (loss)..............................          1               3              4              (1)
Gain on disposition of assets.............................         --              --             --              --
                                                                 ----          ------         ------          ------
   Operating profit (loss)................................         (2)            256            254             109
Equity in net earnings of affiliates......................          3               9             12              17
Interest expense..........................................         (3)            (10)           (13)            (16)
Interest and other income, net............................          7              76             83              29
                                                                 ----          ------         ------          ------
   Earnings from continuing operations before tax and
      minority interests..................................          5             331            336             139
Income tax provision......................................         (1)            (77)           (78)            (45)
                                                                 ----          ------         ------          ------
   Earnings (loss) from continuing operations before
      minority interests..................................          4             254            258              94
Minority interests........................................         (2)            (43)           (45)            (22)
                                                                 ----          ------         ------          ------
   Earnings (loss) from continuing operations.............          2             211            213              72
Earnings (loss) from discontinued operations:
   Earnings from operation of discontinued operations.....         --              --             --               3
   Gain (loss) on disposal of discontinued operations.....         --              22             22              --
   Income tax benefit (expense)...........................         --              --             --            (130)
                                                                 ----          ------         ------          ------
   Earnings (loss) from discontinued operations...........         --              22             22            (127)
   Net earnings (loss)....................................          2             233            235             (55)
                                                                 ====          ======         ======          ======

FOR DISCUSSION OF CONSOLIDATED STATEMENT OF OPERATIONS ONLY

(SEE BASIS OF PRESENTATION)

                          CELANESE AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   PREDECESSOR
                                                                  --------------------------------------------
                                                                   NINE MONTHS     NINE MONTHS
                                                                      ENDED           ENDED        YEAR ENDED
                                                                  SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,
                                                                       2004            2003           2003
                                                                  -------------   -------------   ------------
                                                                                   (UNAUDITED)

                                                                              (IN (EURO) MILLIONS)
                                                                  --------------------------------------------

Net sales......................................................       1,520           1,579           2,041
Cost of sales..................................................      (1,193)         (1,263)         (1,655)
Selling, general and administrative expenses...................        (154)           (153)           (207)
Research and development expenses..............................         (33)            (32)            (43)
Special charges:
   Sorbates antitrust matters..................................          --             (84)            (84)
   Restructuring, impairment and other special charges.........         (26)             (5)            (17)
Foreign exchange gain (loss)...................................          (2)              1               2
Gain on disposition of assets..................................          --              --               1
                                                                     ------          ------          ------
   Operating profit............................................         112              43              38
Equity in net earnings of affiliates...........................          15              12              14
Interest expense...............................................         (11)            (10)            (15)
Interest and other income, net.................................          41              38              29
                                                                     ------          ------          ------
   Earnings from continuing operations before tax and
      minority interests.......................................         157              83              66
Income tax provision...........................................         (39)            (24)            (30)
                                                                     ------          ------          ------
   Earnings (loss) from continuing operations before
      minority interests.......................................         118              59              36
Minority interests.............................................         (18)             (7)            (12)
                                                                     ------          ------          ------
   Earnings (loss) from continuing operations..................         100              52              24
Earnings (loss) from discontinued operations:
   Earnings (loss) from operation of discontinued operations...         (31)             93             127
   Gain (loss) on disposal of discontinued operations..........          --              (1)             (1)
   Income tax benefit (provision)..............................        (139)            (28)            (18)
                                                                     ------          ------          ------
   Earnings (loss) from discontinued operations................        (170)             64             108
Cumulative effect of changes in accounting principles, net of
   income tax of (euro)1 million in 2003.......................          --              --              --
                                                                     ------          ------          ------
   Net earnings (loss).........................................         (70)            116             132
                                                                     ======          ======          ======

OVERVIEW - TWELVE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED WITH TWELVE MONTHS
ENDED SEPTEMBER 30, 2004

     Strong demand, high industry utilization and selling price increases were only partially offset by higher raw material costs resulting in strong earnings from continuing operations for the twelve months ended September 30, 2005 compared to the same period in 2004. Interest and other income, net significantly increased primarily due to increased interest income associated with notes receivable from related entities. Also, contributing to stronger net earnings was the gain resulting from the sale of Vinnolit.

     Volumes rose modestly in the Performance Product segment and only slightly in the Chemical Product segment. However, volumes were flat in the Technical
Polymers Ticona segment due to the weak European automotive sector. Overall, selling prices increased as higher pricing in the Chemical Products and Ticona segment more than offset pricing declines in the Performance Products segment.

     Operating profit improved as a result of selling price increases along with slight volume increases that were only partially offset by higher raw material costs. The absence of stock appreciation rights expense of (euro)6 million and the elimination of certain corporate functions due to the Restructuring of
Celanese operations also contributed to the improved operating profit. Special charges for the twelve months ended September 30, 2005 were primarily the result of asset impairments related to the COC restructuring of (euro)45 million.
Special charges for the twelve months ended September 30, 2004 largely consisted of advisory services associated with the tender offer of CAG shares in the amount of (euro)20 million.

     Net earnings of (euro)235 million for the twelve months ended September 30,
2005 compared to a net loss of (euro)55 million for the same period in 2004 is primarily due to a increase in operating profit and the absence of losses from discontinued operations of (euro)127 million.

     Total debt and net debt decreased by (euro)169 million and (euro)254 million as of September 30, 2005 compared to September 30, 2004. The decrease in total debt is primarily due to the restructuring of Celanese. The decrease in total debt was partially offset by increases in cash pooling with non consolidated affiliates and related entities and notes with Infraserv, an affiliate of Celanese. Net debt decreased due to an increase in cash and cash equivalents of (euro)85 million.

SELECTED DATA BY BUSINESS SEGMENT

                                                                                         TWELVE MONTHS ENDED SEPTEMBER 30,
                                                                               -------------------------------------------------
                                                                                        COMBINED
                                                                                          2005                     2004
                                                                                       (UNAUDITED)              (UNAUDITED)
                                                                               -----------------------   -----------------------
                                                                                              % OF                      % OF
                                                                               (EURO)(2)   SEGMENTS(1)   (EURO)(2)   SEGMENTS(1)
                                                                               ---------   -----------   ---------   -----------
                                                                                         (IN MILLIONS, EXCEPT PERCENTAGES)

NET SALES
Chemical Products ..........................................................     1,693          76         1,462          74
Technical Polymers Ticona ..................................................       383          17           381          19
Performance Products .......................................................       142           7           145           7
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................     2,218         100         1,988         100
                                                                                               ===                       ===
Other Activities ...........................................................        --                         2
Intersegment Eliminations ..................................................        (8)                       (8)
                                                                                 -----                     -----
Total Net Sales ............................................................     2,210                     1,982
                                                                                 =====                     =====
SPECIAL CHARGES
Chemical Products ..........................................................        (4)          8            (3)         18
Technical Polymers Ticona:
   Restructuring, impairment and other special charges, net ................       (46)         92           (14)         82
Performance Products:
   Sorbates antitrust matters ..............................................        --          --            --          --
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................       (50)        100           (17)        100
                                                                                               ===                       ===
Other Activities ...........................................................        --                       (20)
                                                                                 -----                     -----
Total Special Charges ......................................................       (50)                      (37)
                                                                                 =====                     =====
OPERATING PROFIT (LOSS)
Chemical Products ..........................................................       237          79           118          62
Technical Polymers Ticona ..................................................        14           5            30          16
Performance Products .......................................................        46          16            42          22
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................       297         100           190         100
                                                                                               ===                       ===
Other Activities ...........................................................       (43)                      (81)
                                                                                 -----                     -----
Total Operating Profit .....................................................       254                       109
                                                                                 =====                     =====
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX AND MINORITY INTERESTS
Chemical Products ..........................................................       233          77           127          62
Technical Polymers Ticona ..................................................        26           9            30          16
Performance Products .......................................................        41          14            40          22
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................       300         100           197         100
                                                                                               ===                       ===
Other Activities ...........................................................        36                       (58)
                                                                                 -----                     -----
Total Earnings from Continuing Operations Before Tax and Minority Interests        336                       139
                                                                                 =====                     =====

SELECTED DATA BY BUSINESS SEGMENT - (CONTINUED)

                                                                                         NINE MONTHS ENDED SEPTEMBER 30,
                                                                               -------------------------------------------------
                                                                                          2004                     2003
                                                                               -----------------------   -----------------------
                                                                                                                (UNAUDITED)
                                                                                              % OF                      % OF
                                                                               (EURO)(2)   SEGMENTS(1)   (EURO)(2)   SEGMENTS(1)
                                                                               ---------   -----------   ---------   -----------
                                                                                        (IN MILLIONS, EXCEPT PERCENTAGES)

NET SALES
Chemical Products ..........................................................     1,115          73         1,178          75
Technical Polymers Ticona ..................................................       299          20           284          18
Performance Products .......................................................       111           7           117           7
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................     1,525         100         1,579         100
                                                                                               ===                       ===
Other Activities ...........................................................         1                        --
Intersegment Eliminations ..................................................        (6)                       --
                                                                                 -----                     -----
Total Net Sales ............................................................     1,520                     1,579
                                                                                 =====                     =====
SPECIAL CHARGES
Chemical Products ..........................................................        (2)         33            (2)          2
Technical Polymers Ticona:
     Restructuring, impairment and other special charges, net ..............        (4)         67            (3)          3
Performance Products:
     Sorbates antitrust matters ............................................        --          --           (84)         95
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................        (6)        100            89         100
                                                                                               ===                       ===
Other Activities ...........................................................       (20)                       --
                                                                                   ---                       ---
Total Special Charges ......................................................       (26)                       89
                                                                                   ===                       ===
OPERATING PROFIT (LOSS)
Chemical Products ..........................................................       107          60           115         125
Technical Polymers Ticona ..................................................        40          22            25          27
Performance Products .......................................................        33          18           (48)        (52)
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................       180         100            92         100
                                                                                               ===                       ===
Other Activities ...........................................................       (68)                      (49)
                                                                                 -----                     -----
Total Operating Profit .....................................................       112                        43
                                                                                 =====                     =====
EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE TAX AND MINORITY INTERESTS
Chemical Products ..........................................................       119          62           123         121
Technical Polymers Ticona ..................................................        43          22            27          26
Performance Products .......................................................        32          16           (48)        (47)
                                                                                 -----         ---         -----         ---
Segment Total ..............................................................       194         100           102         100
                                                                                               ===                       ===
Other Activities ...........................................................       (37)                      (19)
                                                                                 -----                     -----
Total Earnings from Continuing Operations Before Tax and Minority Interests        157                        83
                                                                                 =====                     =====

(1)  The percentages in this column represent the percentage contributions of each segment to the total of all segments.

(2)  Derived from the accompanying Consolidated Financial Statements.

n.m. = not meaningful

SELECTED DATA BY BUSINESS SEGMENT - (CONTINUED)

                                                                                        TWELVE MONTHS ENDED SEPTEMBER 30,
                                                                               -------------------------------------------------
                                                                                       COMBINED
                                                                                         2005                      2004
                                                                               -----------------------   -----------------------
                                                                                     (UNAUDITED)                (UNAUDITED)
                                                                                               % OF                     % OF
                                                                               (EURO)(2)   SEGMENTS(1)   (EURO)(2)   SEGMENTS(1)
                                                                               ---------   -----------   ---------   -----------
                                                                                                    (millions)

STOCK APPRECIATION RIGHTS
Chemical Products ..........................................................      --             --           --          --
Technical Polymers Ticona ..................................................      --             --           (2)        100
Performance Products .......................................................      --             --           --          --
                                                                                 ---            ---          ---         ---
Segment Total ..............................................................      --             --           (2)        100
                                                                                                ===                      ===
Other Activities ...........................................................      --                          (4)
Total Stock Appreciation Rights ............................................      --                          (6)
                                                                                 ===                         ===
DEPRECIATION & AMORTIZATION
Chemical Products ..........................................................      41             62           64          66
Technical Polymers Ticona ..................................................      21             32           28          29
Performance Products .......................................................       4              6            5           5
                                                                                 ---            ---          ---         ---
Segment Total ..............................................................      66            100           97         100
                                                                                                ===                      ===
Other Activities ...........................................................       3                           3
                                                                                 ---                         ---
Total Depreciation and Amortization ........................................      69                         100
                                                                                 ===                         ===

----------
(1)  The percentages in this column represent the percentage contributions of each segment to the total of all segments.

(2)  Derived from the accompanying Consolidated Financial Statements.

SUMMARY BY BUSINESS SEGMENT - TWELVE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED
WITH TWELVE MONTHS ENDED SEPTEMBER 30, 2004

     Chemical Products

                                                        COMBINED
                                                     TWELVE MONTHS   TWELVE MONTHS
                                                         ENDED           ENDED
                                                     SEPTEMBER 30,   SEPTEMBER 30,       TWELVE            TWELVE
                                                          2005           2004            MONTHS            MONTHS
IN (EURO) MILLIONS (EXCEPT FOR PERCENTAGES)           (UNAUDITED)     (UNAUDITED)    CHANGE IN (EURO)   CHANGE IN %
--------------------------------------------------   -------------   -------------   ----------------   -----------

Net sales ........................................      1,693            1,462             231              16%
Net sales variance:
   Volume ........................................          1%
   Price .........................................         16%
   Currency ......................................         (1)%
Operating profit .................................        237              118             119             101%
Operating margin .................................       14.0%             7.4%
Special charges ..................................         (4)              (3)             (1)            (33)%
Earnings from continuing operations before tax and
   minority interests ............................        233              127             106              83%
Depreciation and amortization ....................         41               64             (23)            (36)%
                                                        -----            -----             ---             ---

     Chemical Products' net sales increased by 16% to (euro)1,693 million for the twelve months ended September 30, 2005 compared to the same period in 2004.
The increase is primarily due to selling price increases of 16% and slightly higher volumes of 1%. The increases were partially offset by unfavorable currency effects of (1)%.

     Selling prices increased significantly for most Chemical products, particularly vinyl acetate, acetic acid, and acetyl derivatives. The price increases were driven by strong demand, high utilization of base products across the chemical industry and higher raw material costs.

     Operating profit increased to (euro)237 million for the twelve months ended
September 30, 2005 from (euro)118 million in the same period in 2004. The increase is primarily due to higher selling prices for base products which were only partly offset by higher raw material costs. A decrease in depreciation expense also contributed to the increase in operating profit. The decrease in depreciation expense is due to changes in the useful life of certain property, plant and equipment in 2005.

     Earnings from continuing operations before tax and minority interest increased to (euro)233 million for the twelve months ended September 30, 2005 from (euro)127 million in the same period in 2004 mainly due to the increased operating profit.

     Technical Polymers Ticona

                                                        COMBINED
                                                     TWELVE MONTHS
                                                         ENDED          TWELVE MONTHS
                                                     SEPTEMBER 30,          ENDED              TWELVE
                                                          2005       SEPTEMBER 30, 2004        MONTHS       TWELVE MONTHS
IN (EURO) MILLIONS (EXCEPT FOR PERCENTAGES)           (UNAUDITED)       (UNAUDITED)       CHANGE IN (EURO)   CHANGE IN %
--------------------------------------------------   -------------   ------------------   ---------------   -------------

Net sales ........................................        383                381                  2                1%
Net sales variance:
   Volume ........................................         --
   Price .........................................          1%
   Currency ......................................         --
Operating profit .................................         14                 30                (16)             (53)%
Operating margin .................................        3.7%               7.9%
Special charges:
Restructuring, impairment and other special
   charges, net ..................................        (46)               (14)               (32)            (229)%
Earnings (loss) from continuing operations before
   tax and minority interests ....................         26                 30                 (4)             (13)%
Depreciation and amortization ....................         21                 28                 (7)             (25)%
                                                          ---                ---                ---             ----

     Net sales for Ticona increased from (euro)381 to (euro)383 million for the twelve months ended September 30, 2005 compared to the same period in 2004. This increase is primarily due to slightly higher selling prices of approximately 1%.
The overall volumes were flat for the periods.

     Volumes increased in most business lines due to the successful introduction of new applications. Polyacetal volumes declined due to a weak European automotive market and the Company's focus on high-end business customers within the Polyacetal business line. Selling price increases for primary products with lower volumes assisted by increased volume of lower average priced product lines contributed to Ticona's net sales growth in the twelve months ended September
30, 2005 compared to the same period in 2004. The lower average priced product line is due to the commercialization of new applications with lower cost grades.

     Special charges increased to (euro)46 million for the twelve month period ended September 30, 2005 compared to (euro)14 million in the same period in 2004 as a result of a (euro)45 million non-cash impairment charge associated with the plan to dispose of the COC business. Special charges in 2004 consisted of restructuring costs, largely for the redesign of the European operations.

     Operating profit decreased to (euro)14 million for the twelve month period ended September 30, 2005 compared to (euro)30 million in the same period in
2004. The decrease is primarily due to higher special charges and increased raw material and energy costs. Offsetting the higher costs were increased selling prices, productivity savings, reduced spending and the affects of an inventory build for a planned maintenance turnaround. The decrease in depreciation expense was due to a change in useful life of certain property, plant and equipment.

     Earnings from continuing operations before tax and minority interests decreased to (euro)26 million from (euro)30 million for the same period in 2004.
This decrease resulted primarily from a lower operating profit.

     Performance Products

                                                        COMBINED
                                                     TWELVE MONTHS
                                                         ENDED          TWELVE MONTHS
                                                     SEPTEMBER 30,          ENDED              TWELVE
                                                         2005        SEPTEMBER 30, 2004        MONTHS        TWELVE MONTHS
IN (EURO) MILLIONS(EXCEPT FOR PERCENTAGES)            (UNAUDITED)       (UNAUDITED)       CHANGE IN (EURO)    CHANGE IN %
--------------------------------------------------   -------------   ------------------   ----------------   -------------

Net sales ........................................        142                145                 (3)              (2)%
Net sales variance:
   Volume ........................................          6%
   Price .........................................         (7)%
   Currency ......................................         (1)%
Operating profit .................................         46                 42                  4               10%
Operating margin .................................       32.4%              29.0%
Special charges:
   Sorbates antitrust matters ....................         --                 --                 --               --
   Restructuring, impairment and other special
      charges, net ...............................         --                 --                 --               --
Earnings from continuing operations before tax
   and minority interests ........................         41                 40                  1                3%
Depreciation and amortization ....................          4                  5                 (1)             (20)%
                                                         ----               ----                ---              ---

     Net sales for the Performance Products segment decreased by 2% to (euro)142 million for the twelve months ended September 30, 2005 compared to the same period in 2004. The decrease is the result of lower prices and negative currency impacts partially offset by increased volumes. Volumes for Sunett(R) sweetener increased, reflecting continuous growth from new and existing applications mainly in the U.S. and European beverage and confectionary markets. Pricing for
Sunett declined on lower unit selling prices associated with higher volumes to major customers which is consistent with the Company's positioning strategy for the product. Pricing for Sorbates increased in the current year, although worldwide overcapacity still prevailed in the industry.

     Operating profit and earnings from continuing operations before tax and minority interests increased for the twelve months ended September 30, 2005 compared to the same period in 2004. The increase is driven by the improved conditions for the Sorbates business, as well as the results of various cost saving initiatives.

     Earnings from continuing operations before tax and minority interests increased to (euro)41 million from (euro)40 million for the same period in 2004.

Other Activities

     Other Activities primarily consist of corporate center costs, including finance and administrative activities and other non-core operating activities.

     Sales to Pemeas and Ventures rounded to zero in the twelve months ended
September 30, 2005 compared to (euro)1 million in the twelve months ended
September 30, 2004.

     Operating loss decreased by 47% from (euro)81 million in the twelve month period ended September 30, 2004 to (euro)43 million in the twelve month period ended September 30, 2005 primarily due to the absence of special charges of
(euro)20 million relating to the advisory services associated with the tender offer of CAG shares and (euro)15 million related to other one time acquisition related fees recorded in selling and general adminstrative expenses. Lower expenses for corporate activities in the twelve month period ended September 30,
2005 also contributed (euro)14 million to the reduced operating loss. This was primarily driven by the elimination of certain corporate functions due to the restructuring as well as by an increase of corporate overhead allocations of
(euro)7 million to the primary business segments. The operating loss for the twelve month period ended September 30, 2004 included (euro)4 million expenses for stock appreciation rights. The reduction of legal reserves by (euro)3 million in twelve month period ended September 30, 2005 also contributed favorably to reduce the operating loss. Partially offsetting the reduction in operating loss was an increase in managment compensation of (euro)11 million.

SUMMARY OF CONSOLIDATED RESULTS - COMBINED TWELVE MONTHS ENDED SEPTEMBER 30,
2005 COMPARED WITH TWELVE MONTHS ENDED SEPTEMBER 30, 2004

     Net Sales

     For the twelve months ended September 30, 2005, net sales increased to
(euro)2,210 million compared to (euro)1,982 million for the same period in 2004.
The net sales increase is due to price increases in the Chemical Products and
Ticona segment coupled with a slight volume increase within the Chemical
Products segment which were partially offset by an unfavorable currency effect of approximately (1%) resulting mainly from the stronger euro versus other currencies such as the U.S. dollar.

     Cost of Sales

     Cost of sales increased by (euro)115 million to (euro)1,699 million for the twelve months ended September 30, 2005 compared to the same period in 2004. Cost of sales increased due to higher raw material and energy costs and a slight increase in volume.

     Selling, General and Administrative Expenses

     Selling, general and administrative expense decreased by (euro)37 million to (euro)171 million for the twelve months ended September 30, 2005 compared to the same period in 2004. This decrease was primarily due to the elimination of certain corporate functions due to the Restructuring which reduced administrative and personnel costs by (euro)14, the absence of (euro)15 million related to advisory services associated with the tender offer of CAG shares which was partially offset by an increase in management compensation of (euro)11 million. The absence of stock appreciation rights expense of (euro)6 million also drove down selling, general and administrative expenses.

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

     The components of special charges for the twelve months ended September 30,
2005 and 2004 were as follows:

                                                             COMBINED
                                                           TWELVE MONTHS        TWELVE MONTHS
                                                              ENDED                ENDED
                                                        SEPTEMBER 30, 2005   SEPTEMBER 30, 2004
                                                        ------------------   ------------------
                                                           (UNAUDITED)           (UNAUDITED)
                                                                 (IN (EURO) MILLIONS)

Employee termination benefits........................            2                   12
Plant/office closures................................            3                    1
Restructuring adjustments............................           --                    4
                                                               ---                  ---
   Total Restructuring...............................            5                   17
Sorbates antitrust matters...........................           --                   --
Plumbing actions.....................................           --                   --
Asset impairments....................................           45                   --
Third-party reimbursements of restructuring charges..           --                   --
Other................................................           --                   20
                                                               ---                  ---
   Total Special Charges.............................           50                   37
                                                               ---                  ---

     Special charges increased by (euro)13 million to (euro)50 million for the twelve months ended September 30, 2005 versus to the same period in 2004.
Special charges for the twelve months ended September 30, 2005 largely consisted of asset impairments related to the disposal of COC of (euro)45 million. Special charges for the same period in 2004 largely consisted of advisory services associated with the tender offer of CAG shares in the amount of (euro)20 million.

     Operating Profit

     Operating profit increased by (euro)145 million to (euro)254 million compared to the same period last year. Operating profit for the twelve months ended September 30, 2005 benefited from higher selling prices and slight volume increases. In addition, the absence of stock appreciation rights expense, reduced special charges and the transfer of certain corporate functions to related entities contributed to the improved operating profit. Higher raw material costs partially offset the improved operating profit.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates decreased by (euro)5 million to
(euro)12 million for the twelve months ended September 30, 2005 compared to the same period in 2004. The decrease in equity in net earnings is primarily related to the write down of the Estech investment of (euro)8 million which was partially offset by an increase in equity in net earnings from Asian affiliates of (euro)1 million due to increased sales volumes. Cash distributions received from equity affiliates increased to approximately (euro)22 million for the twelve months ended September 30, 2005 from (euro)14 million in the same period in 2004 due to increased earnings from the Company's Asian ventures.

     Interest Expense

     Interest expense decreased to (euro)13 million for the twelve months ended
September 30, 2005 from (euro)16 million in the same period in 2004 primarily due to lower debt levels in 2005.

     Interest and other income, net

     Interest and other income, net increased to (euro)83 million for the twelve months ended September 30, 2005 from (euro)29 million for the same period last year, primarily due to increased interest income associated with notes receivable from related entities. Prior to the Restructuring these notes and interest income were eliminated in consolidation of the Celanese entities.

     Income Taxes

     Celanese recognized income tax expense of (euro)78 million for the twelve months ended September 30, 2005 compared to (euro)45 million for the same period in 2004.

     The effective tax rate for Celanese for the twelve months ended September
30, 2005 was 23% percent compared to 31% percent for the same period a year ago.
The favorable change in tax rate as of September 30, 2005 was primarily due to higher unrepatriated low-taxed earnings in Singapore.

     Discontinued Operations

     The net proceeds from the disposal of discontinued operations represents cash received from an early contractual settlement of receivables of (euro)22 million related to the sale in 2000 of the company's interest in Vinnolit
Kunststoff GmbH and Vintron GmbH.

     In October 2004, Celanese Corporation, the ultimate parent of Celanese, completed an organizational restructuring ("Restructuring"). As part of the
Restructuring, Celanese Corporation, by causing the Purchaser to give corresponding instruction to Celanese under the Domination Agreement, effected the transfer of all shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux which resulted in BCP Caylux owning 100%
of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. The transfer was effected under the Domination Agreement as follows: (1)
Celanese Holding GmbH distributed all outstanding shares in CAC to Celanese, (2)
Celanese sold all outstanding shares in CAC to Purchaser for a note in an amount equal to CAC's fair market value of (euro)291 million and (3) Purchaser transferred all outstanding capital stock of CAC to BCP Caylux for (euro)291 million.

     The Company recorded a tax expense of (euro)130 million associated with discontinued operations for the twelve months ended September 30, 2004, primarily due to US tax laws which restrict the utilization of net operating loss carryforwards upon a more than 50% change in ownership.

     The following table summarizes the results of the discontinued operations of CAC as well as the Company's Acrylates and Vinnolit businesses for the twelve months ended September 30, 2005 and 2004.

                                                        TWELVE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     -------------------------
                                                       COMBINED
                                                         2005         2004
                                                     (UNAUDITED)   (UNAUDITED)
                                                     -----------   -----------
                                                        (IN (EURO) MILLIONS)
Net sales                                                 --          2,578
Cost of sales                                             --         (2,267)
Gross profit                                              --            310
Operating profit                                          --            (50)
Gain (loss) on disposal of discontinued operations        22             --
Earnings (loss) from discontinued operations              22           (127)

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of
Celanese improved to (euro)231 million or (euro)4.68 per basic share and
(euro)4.67 per diluted share for the twelve months ended September 30, 2005 from a net loss of (euro)55 million or (euro)1.11, basic and diluted, share for the same period last year.

SUMMARY BY BUSINESS SEGMENT - NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED WITH
NINE MONTHS ENDED SEPTEMBER 30, 2003

     Chemical Products

                                                               NINE MONTHS        NINE MONTHS
                                                                  ENDED              ENDED
                                                              SEPTEMBER 30,   SEPTEMBER 30, 2003      NINE MONTHS     NINE MONTHS
IN (EURO) MILLIONS (EXCEPT FOR PERCENTAGES)                       2004            (UNAUDITED)      CHANGE IN (EURO)   CHANGE IN %
-----------------------------------------------------------   -------------   ------------------   ----------------   -----------

Net sales..................................................      1,115              1,178                (63)             (5)%
Net sales variance:
   Volume..................................................          7%
   Price...................................................          3%
   Currency................................................         (3)%
   Other...................................................        (12)%
Operating profit...........................................        107                115                 (8)             (7)%
Operating margin...........................................        8.7%               9.8%
Special charges............................................         (2)                (2)                --              --
Earnings from continuing operations before tax and minority
   interests...............................................        119                123                 (4)             (3)%
Depreciation and amortization..............................         48                 48                 --              --
                                                                 -----              -----                ---             ---

     Chemical Products' net sales for the nine months ended September 30, 2004 decreased by 5% to (euro)1,115 million compared to the same period in 2004 as increased volumes (7%), and higher pricing (3%) were offset by changes in the composition of the segment (-12%) and unfavorable currency movements (-3%). The changes in the composition of the segment result from the transfer of the
European oxo business into a venture in the fourth quarter of 2003 (-10%).

     Volumes rose for major chemical products, particularly vinyl acetate monomer, which increased due to stronger overall demand and a competitor outage.
Volumes also increased for polyvinyl alcohol and emulsions. Pricing increased for most acetyl and acetyl derivative products, particularly vinyl acetate monomer in all regions, following rising costs for raw materials, particularly ethylene.

     Operating profit decreased by 7% to (euro)107 million compared to the same period in 2003. Higher volumes and higher selling prices were more than offset by increased raw material costs and distribution costs.

     Technical Polymers Ticona

                                                                NINE MONTHS        NINE MONTHS
                                                                   ENDED              ENDED
                                                               SEPTEMBER 30,   SEPTEMBER 30, 2003      NINE MONTHS     NINE MONTHS
IN (EURO) MILLIONS (EXCEPT FOR PERCENTAGES)                         2004           (UNAUDITED)      CHANGE IN (EURO)   CHANGE IN %
------------------------------------------------------------   -------------   ------------------   ----------------   -----------

Net sales...................................................        299               284                  15               5%
Net sales variance:
   Volume...................................................          5%
   Price....................................................         (1)%
Operating profit............................................         40                25                  15              60%
Operating margin............................................       13.4%              8.8%
Special charges:
Restructuring, impairment and other special charges, net....         (4)               (3)                 (1)            (33)%
Earnings (loss) from continuing operations before tax and
   minority interests.......................................         43                27                  16              59%
Depreciation and amortization...............................         23                19                   4              21%
                                                                   ----               ---                 ---             ---

     Net sales for Ticona for the nine months ended September 30, 2004 increased by 5% to (euro)299 million compared to the same period last year. Volume increases (5%) were partly offset by a decline in pricing (-1%).

     Volumes increased in most business lines, particularly in polyacetal,
Vectra liquid crystal polymers and GUR ultra high molecular weight polyethylene.
Polyacetal volumes grew on stronger sales in the medical applications industry and benefited from greater demand for uses in consumer products and the commercialization of new applications. Volumes for Vectra rose due to new commercial applications, such as in

household goods, and stronger sales to the electrical/electronics industry. GUR volumes grew as a result of increased sales for new specialty applications.

     Overall pricing declined due to changes in product mix and ongoing competitive pricing pressure from Asian exports of polyacetal into Europe.

     Operating profit for the nine months ended September 30, 2004 increased to
(euro)40 million from (euro)25 million due to higher volumes and lower average production costs for Vectra. These factors were partly offset by lower pricing, higher energy costs, higher depreciation expenses and redesign costs.

     Earnings from continuing operations before tax and minority interests increased to (euro)43 million from (euro)27 million in the same period in 2003.
This increase resulted primarily from the higher operating profit and improved equity earnings from Asian affiliates due to increased sales volumes.

     Performance Products

                                                             NINE MONTHS       NINE MONTHS
                                                                ENDED             ENDED
                                                            SEPTEMBER 30,   SEPTEMBER 30, 2003     NINE MONTHS      NINE MONTHS
IN (EURO) MILLIONS(EXCEPT FOR PERCENTAGES)                       2004           (UNAUDITED)      CHANGE IN (EURO)   CHANGE IN %
---------------------------------------------------------   -------------   ------------------   ----------------   -----------

Net sales................................................        111                117                 (6)              (5)%
Net sales variance:
   Volume................................................         12%
   Price.................................................        (15)%
   Currency..............................................         (2)%
Operating profit (loss)..................................         33                (48)                81             >100%
Operating margin.........................................       29.7%             (41.0)%
Special charges:
   Sorbates antitrust matters............................         --                (84)                84             (100)%
Earnings (loss) from continuing operations before tax and        32
   minority interests....................................                           (48)                80             >100%
Depreciation and amortization............................         4                   5                 (1)             (20)%
                                                                ----              -----                ---             ----

     Net sales in the nine months ended September 30, 2004 for the Performance
Products segment, which consists of the Nutrinova food ingredients business, decreased by 5% to (euro)111 million compared to the same period in 2003 as increased volumes (12%) were offset by price decreases (-15%) and unfavorable currency effects (-2%).

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

     Operating profit increased to (euro)33 million compared to an operating loss of (euro)48 million for the same period in 2003, which included special charges of (euro)84 million related to antitrust actions in the sorbates industry. Operating profit for the nine months ended September 30, 2004 benefited from strong volumes for Sunett which were offset by lower pricing for
Sunett and sorbates.

Other Activities

     Other Activities primarily consists of corporate center costs, including financing and certain administrative activities and certain other operating entities.

     Net sales for Other Activities was (euro)1 million for the nine months ended September 30, 2004 compared to zero in the same period in 2003, primarily due to Pemeas and Ventures.

     Operating loss for the nine months ended September 30, 2004 increased to
(euro)68 million compared to an operating loss of (euro)49 million for the same period last year. This increase was primarily due to special charges of (euro)20 million mainly related to advisory services associated with the tender offer of
CAG shares as well higher employee benefit related costs including severance and employee incentives. The operating loss for the nine

months ended September 30, 2003 included (euro)13 million in expense for stock appreciation rights as compared to (euro)0 million during the same period in
2004.

     Loss from continuing operations before tax and minority interests increased to (euro)37 million from (euro)19 million for the same period last year. This increase is primarily due to a higher operating loss.

SUMMARY OF CONSOLIDATED RESULTS - NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED
WITH NINE MONTHS ENDED SEPTEMBER 30, 2003

     Net Sales

     For the nine months ended September 30, 2004, net sales decreased to
(euro)1,520 million compared to (euro)1,579 million for the same period in 2003.
Volume increases in all segments were offset by unfavorable currency effects resulting mainly from the stronger euro versus the U.S. dollar, reductions due to changes in the composition of the Chemical Products segment and lower pricing in the Ticona and Performance Products segments.

     The changes in the composition of the segment result from the transfer of the European oxo business into a venture in the fourth quarter of 2003.

     Cost of Sales

     Cost of sales decreased by (euro)70 million to (euro)1,193 million for the nine months ended September 30, 2004 versus the comparable period in 2003.
Higher raw material costs were offset by favorable currency effects and decreases due to changes in the composition of the Chemical Products segment.

     Selling, General and Administrative Expenses

     Selling, general and administrative expense increased slightly by (euro)1 million to (euro)154 million for the nine months ended September 30, 2004 compared to the same period in 2003. This increase was primarily due higher employee benefit related costs including severance and employee incentives which were partially offset by favorable currency movements and (euro)13 million of lower stock appreciation rights expense.

     Special Charges

     The components of special charges for the nine months ended September 30,
2004 and 2003 were as follows:

                                             NINE MONTHS         NINE MONTHS
                                                ENDED                ENDED
                                         SEPTEMBER 30, 2004   SEPTEMBER 30, 2003
                                         ------------------   ------------------
                                                                  (UNAUDITED)
                                                   (IN (EURO) MILLIONS)
Employee termination benefits.........             5                    4
Plant/office closures.................            --                   --
Restructuring adjustments.............             1                    1
                                                 ---                  ---
   Total Restructuring................             6                    5
Sorbates antitrust matters............            --                   84
Third-party reimbursements of
   restructuring charges..............            --                   --
Other.................................            20                   --
                                                 ---                  ---
   Total Special Charges..............            26                   89
                                                 ---                  ---

     Special charges decreased to (euro)26 million for the nine months ended
September 30, 2004 as compared to (euro)89 million for the same period last year. Special charges for the nine months ended September 30, 2004 largely consisted of advisory services associated with the tender offer of CAG shares in the amount of (euro)20 million, while special charges for the same period in
2003 resulted mainly from expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

     Operating Profit

     Operating profit increased by 160% to (euro)112 million compared to
(euro)43 million in the same period in 2003. Operating profit for the nine months ended September 30, 2004 benefited from lower special charges and
(euro)13 million of lower expense for stock appreciation rights.

     Equity in Net Earnings of Affiliates

     Equity in net earnings of affiliates rose by (euro)3 million to (euro)15 million for the nine months ended September 30, 2004 compared to the same period last year. This increase primarily consisted of improved equity earnings from
Asian and European affiliates, due to increased sales volumes. Cash distributions received from equity affiliates remained unchanged at (euro)14 million for the nine months ended September 30, 2004 and 2003.

     Interest Expense

     Interest expense increased slightly to (euro)11 million for the nine months ended September 30, 2004 from (euro)10 million in the same period last year, primarily due to average debt levels remaining unchanged.

     Interest and other income, net

     Interest and other income rose slightly to (euro)41 million during the nine months ended September 30, 2004 from (euro)38 million during the nine months ended September 30, 2003. Dividend income from investments for the nine months ended September 30, 2004 accounted for under the cost method remained flat at
(euro)24 million compared to the same period in 2003.

     Income Taxes

     Celanese recognized income tax expense of (euro)39 million for the nine months ended September 30, 2004 compared to (euro)24 million for the same period in 2003.

     The effective tax rate for Celanese for the nine months ended September 30,
2004 was 25 percent compared to 32 percent for the same period a year ago.

     Discontinued Operations

     In October 2004, the parent of the Purchaser completed an organizational restructuring ("Restructuring"). As part of the Restructuring, CAC was transferred to the Purchaser. See discussion at Summary of Consolidated Results
- Twelve Months Ended September 30, 2005 Compared with Twelve Months Ended
September 30, 2004 - Discontinued Operations.

     The Company recorded a tax expense of (euro)139 million associated with discontinued operations for the nine months ended September 30, 2004, primarily due to US tax laws which restict the utilization of net operating loss carryforwards upon a more than 50% change in ownership. .

     The following table summarizes the results of the discontinued operations of CAC as well as the Company's Acrylates and Vinnolit businesses for the nine months ended September 30, 2004 and 2003.

                                           NINE MONTHS ENDED
                                             SEPTEMBER 30,
                                         --------------------
                                            2004     2003
                                           ------   ------
                                         (IN (EURO) MILLIONS)
Net sales                                   1,888    2,053
Cost of sales                              (1,646)  (1,853)
Gross profit                                  242      200
Operating profit                              (61)      64
Gain(loss) on disposal of discontinued
   operations                                  --       (1)
Earnings (loss) from discontinued
   operations                                (170)      64

     Net Earnings (Loss)

     As a result of the factors mentioned above, the net earnings (loss) of
Celanese declined to a net loss of (euro)70 million or (euro)1.42 per, basic and diluted, share for the nine months ended September 30, 2004 from net earnings of
(euro)116 million or (euro)2.34 per, basic and diluted, share for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Cash Provided by Operating Activities

     Cash from operating activities increased to a cash inflow of (euro)389 million for the twelve months ended September 30, 2005 compared to a cash inflow of (euro)151 million for the same period in 2004. This increase primarily resulted from an increase in earnings from continuing operations in 2005 of
(euro)141 million, the reduction of pension contributions of (euro)85 million and an increase dividends from affiliates of (euro)8 million.

     Cash from operating activities increased to a cash inflow of (euro)110 million for the nine months ended September 30, 2004 compared to a cash inflow of (euro)87 million for the same period in 2003. This increase primarily resulted from an increase in net earnings from continuing operations in the nine month period ended September 30, 2004 of (euro)48 million and a reduction in taxes paid of (euro)109 million. Other factors increasing cash in the nine months ended September 30, 2004 include a decline in payments associated with bonuses and restructuring as well as lower cash consumed through changes in inventory and trade payables. The increase in cash was partially offset by a
(euro)76 million payment of an obligation to third party, an increase in pension contributions of (euro)36 million and payments of (euro)48 million associated with the exercising of stock appreciation rights. The hedging of foreign currency net receivables, primarily related entities, resulted in a (euro)13 million cash inflow in the first nine months of 2004 compared to a (euro)120 million cash inflow in the first nine months in 2003.

     Cash Used in Investing Activities

     Cash used in investing activities increased during the twelve months ended
September 30, 2005 by (euro)324 million to (euro)398 million from (euro)74 million during the twelve months ended September 30, 2004. The cash outflow was primarily due to an increase in loans to related entities of (euro)384 million.
This increase was partially offset by (euro)21 million in net proceeds from the sale of the powders business to ICI and the disposal of discontinued operations of (euro)43 million.

     Cash used in investing activities decreased during the nine months ended
September 30, 2004 by (euro)27 million to (euro)38 million from (euro)65 million during the nine months ended September 30, 2003. This decrease was primarily due to a reduction in capital expenditures and acquisitions of businesses of
(euro)14 million and (euro)13 million respectively.

     Capital expenditures were (euro)76 million and (euro)73 million for the twelve months ended September 30, 2005 and 2004, respectively, and were (euro)42 million and (euro)56 million for the nine months ended September 30, 2004 and
2003, respectively. Spending primarily related to major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a company-wide SAP platform. In addition, 2004 and 2003 included spending related to the completion of a production facility for synthesis gas, a primary raw material at the Oberhausen site in Germany.

     Cash Provided by/Used in Financing Activities

     Cash provided by financing activities increased during the twelve months ended September 30, 2005 by (euro)95 million to (euro)93 million compared to cash used by financing activities of (euro)2 million during the twelve months ended September 30, 2004. The increase is due to an (euro)85 million increase in short-term borrowings, partially offset by a decrease in proceeds from long-term debt of (euro)37 million. Also contributing to the increase was a decrease in payments for long-term debt of (euro)52 million and the absence of a (euro)6 million dividend payment in 2005. The increase was partially offset by the absence of proceeds for the issuance of preferred shares of (euro)14 million.

     Cash used for financing activities decreased during the nine months ended
September 30, 2004 by (euro)9 million to (euro)25 million from (euro)34 million during the nine months ended September 20, 2003. The decrease was due to proceeds from the sale of treasury stock of (euro)27 million, proceeds for the issuance of preferred shares of (euro)14 million and a decrease in dividend payments of (euro)16 million, partially offset by an increase in payments of long-term debt of (euro)48 million.

     Liquidity

     Historically and in the near future, the primary source of liquidity has been and is expected to be cash generated from operations, which includes cash inflows from currency hedging activities. The primary liquidity requirements were for capital expenditures, working capital, pension contributions and investments. We believe we will have available resources to meet both our short-term and long-term liquidity requirements. If our cash flow from operations is insufficient to fund our obligations, we may be forced to use other means available to us, such as reducing or delaying capital expenditures, seeking additional capital from Celanese Corporation, our ultimate parent, or related entities and affiliates or seeking prepayment of related entity and affiliate notes.

     As of September 30, 2005, Celanese had a total debt of (euro)332 million and cash and cash equivalents of (euro)176 million. (euro)252 million of the total debt is due in one year. Several non-consolidated affiliates pool their excess cash with Celanese, and the excess cash is loaned to Celanese under a revolving credit agreement. The outstanding payables for these agreements from
Celanese to its affiliates of (euro)228 million and (euro)165 million at
September 30, 2005 and 2004, respectively, are included within short-term borrowings. Celanese expects to continue these arrangements at a comparable level in the next fiscal year, depending on the level of liquidity of the non-consolidated affiliates.

     As a result of the Purchaser's acquisition of Celanese AG, Celanese canceled its previously existing revolving credit lines and, thus, the Company has no availability or access to committed credit facilities. Additionally,
Celanese no longer has a commercial paper program.

     Subsidiaries of Celanese's ultimate parent, Celanese Corporation, have incurred significant debt and do not have substantial operating activities from which to generate operating cash flows. Consequently, these related entities may be reliant in part on Celanese for funds to service their debt.

     The Domination Agreement entitles the Purchaser to give instructions directly to the management board of Celanese, including, but not limited to, instructions that are disadvantageous to Celanese, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with either the Purchaser or Celanese. As a dominated company, Celanese may be affected by risks that affect the Purchaser and its affiliates, including but not limited to risks arising out of the debt levels of these companies.

     While the Domination Agreement is operative, the Purchaser is required to compensate Celanese for any statutory annual loss incurred by Celanese, on a non-consolidated basis, at the end of its fiscal year when the loss was incurred. This compensation is contingent upon the Purchaser having adequate liquidity. If the Purchaser were obligated to make cash payments to Celanese to cover an annual loss, the Purchaser may not have sufficient funds to pay interest when due on notes due to Celanese and, unless the Purchaser is able to obtain funds from a source other than annual profits of Celanese, the Purchaser may not be able to satisfy its obligation to fund such shortfall. The Domination
Agreement cannot be terminated by the Purchaser until September 30, 2009.

     For fiscal years ending subsequent to September 30, 2004, the remaining minority shareholders of CAG shares are entitled to a guaranteed fixed annual payment in lieu of dividends. The guaranteed fixed annual payment is not an obligation of Celanese. For the fiscal years ended on September 30, 2004,
Celanese was not able to pay a dividend to its shareholders due to losses incurred in the Celanese statutory accounts. As the Domination Agreement did not become effective until October 1, 2004, the Purchaser has no obligation to compensate Celanese for the statutory loss incurred prior to October 1, 2004.

     CONTRACTUAL OBLIGATIONS: The following table sets forth our fixed contractual cash obligations as of September 30, 2005.

                                                     LESS THAN 1    1-3     4-5    AFTER 5
FIXED CONTRACTUAL CASH OBLIGATIONS           TOTAL       YEAR      YEARS   YEARS    YEARS
------------------------------------------   -----   -----------   -----   -----   -------
                                                         (IN (EURO) MILLIONS)

Total Debt................................     332        252         --      60      20
   of which Capital Lease Obligations
   and Other Secured Borrowings...........      24         23         --      --       1
Operating Leases..........................      94         23         23      15      33
Unconditional Purchase Obligations........     650         48        105     106     391
Other Contractual Obligations.............     133        132          1      --      --
                                             -----        ---        ---     ---     ---
   Fixed Contractual Cash Obligations-....   1,233        478        129     181     445
                                             =====        ===        ===     ===     ===

     Unconditional Purchase Obligations include take or pay contracts and fixed price forward contracts. Celanese does not expect to incur any material losses under these contractual arrangements. In addition, these contracts may include variable price components.

     Other Contractual Obligations primarily includes committed capital spending and fines associated with the antitrust matter described in Note 26 to the
Consolidated Financial Statements. Included in Other Contractual Obligations is
a (euro)99 million fine from the European Commission related to antitrust matters in the sorbates industry, which is pending an appeal. Celanese is indemnified by a third party for 80% of the expenses relating to these matters, which is not reflected in the amount above.

     At September 30, 2005, Celanese has contractual guarantees and commitments as follows:

                                                    EXPIRATION PER PERIOD
                                          ---------------------------------------------
                                                  LESS THAN 1    1-3     4-5    AFTER 5
CONTRACTUAL GUARANTEES AND COMMITMENTS    TOTAL       YEAR      YEARS   YEARS    YEARS
---------------------------------------   -----   -----------   -----   -----   -------
                                                      (IN (EURO) MILLIONS)

Standby Letters of Credit..............     29         29         --      --       --
                                           ---        ---        ---     ---      ---
   Contractual Guarantees and
      Commitments......................     29         29         --      --       --
                                           ===        ===        ===     ===      ===

     Standby letters of credit of (euro)29 million at September 30, 2005 are irrevocable obligations of an issuing bank that ensure payment to third parties in the event that certain Celanese subsidiaries fail to perform in accordance with specified contractual obligations. The likelihood is remote that material payments will be required under these agreements. Of these standby letters of credit and bank guarantees, approximately (euro)21 million relates to obligations associated with the sorbates antitrust matters as described in the
"Other Contractual Obligations" above.

     For additional commitments and contingences, see Note 26 to the
Consolidated Financial Statements.

     Celanese expects to continue to incur costs for the following significant obligations. Although Celanese cannot predict with certainty the annual spending for these matters, such matters will affect future cash flows of
Celanese.

                                                         2006
                                         2005 ACTUAL   PROJECTED
OTHER OBLIGATIONS                         SPENDING     SPENDING
--------------------------------------   -----------   ---------
                                           (IN (EURO) MILLIONS)
Environmental Matters.................         24          20
Benefit Obligations...................          4           2
                                              ---         ---
Other Obligations.....................         28          22
                                              ===         ===

     Environmental Matters

     For the combined periods October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan, and divested sites, were (euro)24 million,
(euro)20 million and (euro)25 million, respectively. Capital project related environmental expenditures, included in worldwide expenditures, were (euro)1 million, (euro)1 million and (euro)2 million, respectively. Environmental reserves for remediation matters were (euro)6 million as of September 30, 2005 and 2004, respectively. (See Note 27 to the Consolidated Financial Statements.)

     It is anticipated that stringent environmental regulations will continue to be imposed on the chemical industry in general. Celanese cannot predict with certainty future environmental expenditures, especially expenditures beyond
2006. A recent European Union directive that required a trading system for carbon dioxide emissions took effect on January 1, 2005. Accordingly, Emission
Trading Systems could affect Celanese's power plants at the Kelsterbach and
Oberhausen sites in Germany, as well as power plants operated by InfraServ entities on sites at which we operate. We and the InfraServ entities may be required to purchase carbon dioxide credits, which could result in increased operating costs, or may be required to develop additional cost-effective methods to reduce carbon dioxide emissions further, which could result in increased capital expenditures. Additionally, the new regulation indirectly affects our other operations in the European Union, which may experience higher energy costs from third party providers.

     Due to its industrial history, Celanese has the obligation to remediate specific areas on its active sites as well as on divested and orphan sites. In addition, as part of the demerger agreement with Hoechst, a specified proportion of the responsibility for environmental liabilities from a number of pre-demerger divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.
Management believes that the environmental costs will not have a material adverse effect on the financial position of Celanese, but they may have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 27 to the Consolidated Financial Statements.)

     Benefit Obligations

     Celanese's funding policy for pension plans is to accumulate plan assets that, over the long run, will approximate the present value of projected benefit obligations. For the combined periods October 1, 2004 to August 24, 2005 and
August 25 to September 30, 2005 and the nine months ended September 30, 2004, contributions to the pension plans amounted to (euro)4 million and (euro)85 million, respectively.

     Sorbates Litigation

     For the combined periods October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005 and the nine months ended September 30, 2004, the Company paid less than (euro)1 million and approximately (euro)1 million, respectively, in connection with the sorbates litigation. As of September 30, 2005 and 2004
Celanese had remaining accruals of (euro)108 million and (euro)105 million, respectively, included in current liabilities for the estimated loss relative to this matter. In addition, Celanese had receivables from Hoechst in connection with the sorbates matter of (euro)87 million and (euro)84 million as of
September 30, 2005 and 2004, respectively.

     Although it is impossible at this time to determine with certainty the ultimate outcome of this matter, management believes, based on the advice of legal counsel, that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of
Celanese, but could have a material adverse effect on the results of operations or cash flows in any given accounting period. (See Note 26 to the Consolidated
Financial Statements.)

     Other Matters

     From time to time, certain of Celanese Corporation's foreign subsidiaries have made sales of acetate, sweeteners and polymer products to countries that are or have previously been subject to sanctions and embargoes imposed by the US government. These countries include Iran, Sudan and Syria, three countries currently identified by the U.S. State Department as terrorist-sponsoring states and other countries that previously have been identified by the U.S. State
Department as terrorist-sponsoring states, or countries to which sales have been regulated in connnection with other foreign policy concerns. Approximately
(euro)9 million of these sales by Celanese Corporation's foreign subsidiaries over a five year period may be in violation of regulations of the United States
Treasury Department's Office of Foreign Assets Control, or OFAC, or the United
States Department of Commerce's Bureau of Industry and Security. Approximately
(euro)5 million of these sales were made by the Company or its subsidiaries. In addition, Celanese Corporation has discovered that the Company made approximately (euro)150,000 of sales of emulsions to Cuba which were apparently in violation of OFAC regulations. Cuba is also currently identified by the U.S.
State Department as a terrorist-sponsoring state. Celanese Corporation has informed the U.S. Treasury Department and the U.S. Department of Commerce of
both of these matters and is currently engaged in discussions with the
Departments. The inquiry into these transactions is continuing. None of the aforementioned sales were in violation of German law. To the extent Celanese
Corporation or the Company violated any regulations with respect to the above or other transactions, Celanese Corporation or the Company may be subject to fines or other sanctions, including possible criminal penalties, which may result in adverse business consequences. Neither the Company nor Celanese Corporation expect these matters to have a material adverse effect on their respective financial position, results of operations and cash flows.

     Capital Expenditures

     Celanese's combined capital expenditures were (euro)76 million for the periods October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005.
Capital expenditures primarily related to major replacements of equipment, capacity expansions, major investments to reduce future operating costs, environmental, health and safety initiatives and the integration of a company-wide SAP platform.

     Capital expenditures were financed principally with cash from operations.
Celanese anticipates spending for the 2006 fiscal year to be approximately 2% of combined net sales for the periods October 1, 2004 to August 24,

2005 and August 25 to September 30, 2005. At September 30, 2005, there were approximately (euro)25 million of outstanding commitments related to capital projects, which are included within the fixed contractual cash obligations table above.

     Total Shareholders' Equity

     At September 30, 2005, shareholders' equity amounted to (euro)2,456 million, compared to (euro)1,888 million at September 30, 2004. The increase was primarily attributable to the removal of accumulated other comprehensive loss components totalling (euro)577 million related to the transfer out of CAC, exercise of stock options funded by treasury stock of (euro)16 million, change in foreign currency translation and current year net earnings of (euro)235 million for the combined periods August 25 to September 30, 2005 and October 1,
2004 to August 24, 2005, respectively partially offset by the deemed distribution related to the transfer of CAC of (euro)227 million, net push down adjustments of (euro)64 million and the recognition of an additional minimum liability adjustment for pensions of approximately (euro)13 million.

     As of September 30, 2005, Celanese had 20,850 stock appreciation rights outstanding. There were 3,800 stock appreciation rights exercised during the period October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005.
There were no payments in 2005 related to the exercise of stock appreciation rights.

     There were 50,365,018 and 49,881,618 CAG shares outstanding as of September
30, 2005 and 2004, respectively. As of September 30, 2005, Celanese had zero stock options outstanding. As of September 30, 2004, and December 31, 2003,
Celanese had 544,750 and 1,151,600 stock options outstanding, respectively. The combined expense associated with stock options was approximately (euro)2 million, (euro)2 million, and (euro)5 million for the period August 25 to
September 30, 2005 and October 1, 2004 to August 24, 2005, nine months ended
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

     Foreign Exchange Risk Management

     Celanese's reporting currency is the euro. Certain Celanese entities have receivables and payables denominated in currencies other than their functional currencies, which creates foreign exchange risk. With the introduction of the euro on January 1, 1999, the exposure to exchange rate fluctuations is eliminated in relation to the euro zone countries that have adopted the euro as their common currency, leaving the U.S. dollar, Japanese yen, British pound sterling, and Canadian dollar as the most significant potential sources of currency risk. Accordingly, Celanese enters into foreign currency forwards and options to minimize its exposure to foreign currency fluctuations. The foreign currency contracts are designated for recognized assets and liabilities and forecasted transactions. The terms of these contracts are generally less than one year. Celanese's centralized hedging strategy states that foreign currency denominated receivables or liabilities recorded by the operating entities will be used to hedge the exposure on a consolidated basis. As a result, Celanese's foreign currency forward contracts relating to this centralized strategy did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Net foreign currency transaction gains or losses are recognized on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts.

     Contracts with notional amounts totaling approximately (euro)420 million,
(euro)498 million and (euro)606 million at September 30, 2005 and 2004 and
December 31, 2003, respectively, are predominately in U.S. dollars, British pound sterling, Japanese yen, and Canadian dollars. For the period October 1,
2004 to August 24, 2005 and August 25 to September 30, 2005, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)8 million and (euro)1 million, respectively. As of September 30, 2005, these contracts hedged a portion (approximately 50%) of Celanese's U.S. dollar denominated related entity deposits done by USD denominated entities with euro denominated entities.
Related to the unhedged portion, a net loss of approximately (euro)5 million from foreign exchange gains or losses was

recorded to interest and other income, net for the combined period October 1,
2004 to August 24, 2005 and August 25 to September 30, 2005. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. During
2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1 million. As of September 30, 2004 these contracts hedged a portion (approximately 81%) of Celanese's U.S. dollar denominated related entity net receivables held by euro denominated entities.
Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September 30, 2004. As of December 31, 2003, these contracts hedged a portion (approximately 85%) of Celanese's U.S. dollar denominated related entity net receivables held by euro denominated entities.
Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. Hedging activities with related entities and intercompany net receivables yielded total cash flows from operating activities of approximately
(euro)23 million for the combined periods August 25, 2005 to September 30, 2005 and October 1, 2004 to August 24, 2005. Hedging activities with related entities and intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million and (euro)160 million for the nine months ended
September 30, 2004 and the year ended December 31, 2003, respectively.

     A substantial portion of Celanese's assets, liabilities, revenues and expenses are denominated in currencies other than the euro, principally the U.S.
dollar. Fluctuations in the value of these currencies against the euro, particularly the value of the U.S. dollar, can have, and in the past have had, a direct and material impact on Celanese's business and financial results. For example, a decline in the value of the U.S. dollar versus the euro, results in a decline in the euro value of Celanese's sales denominated in U.S. dollars and earnings due to translation effects. Likewise, an increase in the value of the
U.S. dollar versus the euro would result in an opposite effect. Celanese estimates that the translation effects of changes in the value of other currencies against the euro decreased net sales by less than 1% for the period
October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005, 6% the
nine months ended September 30, 2004 and approximately 13% in 2003. Celanese estimates that the translation effects of changes in the value of other currencies against the euro increased total assets by approximately 2% and 1% in
2005 and 2004 respectively and decreased total assets by approximately 13% in
2003. Celanese's exposure to transactional effects is further reduced by a high degree of overlap between the currencies in which sales are denominated and the currencies in which the raw material and other costs of goods sold are denominated.

     Interest Rate Risk Management

     From time to time Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2005 and 2004,
Celanese had no interest rate swap agreements in place.

     Commodity Risk Management

     Celanese's policy for the majority of its natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. During the twelve monthes ended September 30, 2005 and the nine months ended September 30, 2004, there were no forward contracts for our butane and natural gas requirements. In the future, we may modify our practice of purchasing a portion of our commodity requirements, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts based on changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges. Realized gains and losses on these contracts are included in the cost of the commodity upon settlement of the contract.

RECENT ACCOUNTING PRONOUNCEMENTS

     See Note 5 to the Consolidated Financial Statements included in this Form
20-F for discussion of recent accounting pronouncements.

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

     Celanese believes the following accounting polices and estimates are critical to understanding the financial reporting risks present in the current economic environment. These matters, and the judgments and uncertainties affecting them, are also essential to understanding our reported and future operating results. See Note 4 to the Consolidated Financial Statements for a
more comprehensive discussion of Celanese's significant accounting policies.

     Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At September
30, 2005 and 2004, the carrying amount of property, plant and equipment was
(euro)584 million and (euro)566 million, respectively. As discussed in Note 4 to the Consolidated Financial Statements, Celanese assesses the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     In December 2004, we approved a plan to dispose of the COC business included within the Ticona segment. This decision resulted in (euro)45 million of asset impairment charges recorded as a special charge related to the COC business in the combined periods October 1, 2004 to August 24, 2005 and August
25 to September 30, 2005. The transaction to dispose of COC in December 2005 will result in a loss of approximately (euro)30 million.

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
To the extent that the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second step is performed, wherein the reporting unit's assets and liabilities are fair valued. The implied fair value of goodwill is calculated as the fair value of the reporting unit in excess of the fair value of all non-goodwill assets and liabilities allocated to the reporting unit. To the extent that the reporting unit's carrying value of goodwill exceeds its implied fair value, impairment exists and must be recognized. As of
September 30, 2005 and 2004, the Company had (euro)448 million and (euro)464 million, respectively, of goodwill and other intangible assets.

     During 2003, Celanese performed the annual impairment test of goodwill and determined that there was no impairment. As a result of the tender offer price of (euro)32.50 per share announced on December 16, 2003, which would place an implicit value on Celanese at an amount below book value of the net assets, management initiated an impairment analysis in accordance with SFAS No. 142. The impairment analysis was prepared on a reporting unit level and utilized the most recent cash flow, discount rate and growth rate assumptions. Based on the resulting analysis, management concluded that goodwill was not impaired as of
December 31, 2003.

     During 2005 there were significant changes to the underlying business.
These changes include the sale of CAC to the Purchaser, which reduced goodwill.
Further the application of push down accounting changed the amounts previously recorded for assets and liabilities. As of September 30, 2004, there were no significant changes in the underlying business assumptions or circumstances that would drive the impairment analysis led

management to believe goodwill might have been impaired. We will continue to evaluate the need for impairment if changes in circumstances or available information indicate that impairment may have occurred. We perform the required impairment tests at least annually as of June 30 unless circumstances dictate more frequent testing. During 2005 and 2004, we performed an impairment test at each level and determined that goodwill was not impaired.

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

     Push Down Accounting

     As described in Note 1 to the Consolidated Financial Statements, because the Purchaser acquired more than a 95% ownership percentage in Celanese,
Celanese was required to follow push down accounting. Under push down accounting, the Company's assets and liabilities are adjusted to fair value, as determined by the Purchaser. Given the time it takes to obtain pertinent information to finalize the fair value of assets and liabilities acquired,
(frequently with implications to the push down allocation of fair value), it is often several quarters before the Purchaser is able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net earnings (loss).

     Restructuring and Special Charges

     Special charges include provisions for restructuring and other expenses and income incurred outside the normal ongoing course of operations. Restructuring provisions represent costs related to severance and other benefit programs related to major activities undertaken to fundamentally redesign our operations as well as costs incurred in connection with a decision to exit non-strategic businesses. These measures are based on formal management decisions, establishment of agreements with the employees' representatives or individual agreements with the affected employees as well as the public announcement of the restructuring plan. The related reserves reflect certain estimates, including those pertaining to separation costs, settlements of contractual obligations and other closure costs. We reassess the reserve requirements to complete each individual plan under our restructuring program at the end of each reporting period. Actual experience has been and may continue to be different from these estimates. (See Note 28 to the Consolidated Financial Statements.)

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

     Total reserves for environmental liabilities were (euro)6 million at both
September 30, 2005 and 2004. Measurement of environmental reserves is based on the evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. An environmental reserve related to cleanup of a contaminated site might include, for example, provision for one or more of the following types of costs:
site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures and post-remediation monitoring costs. These reserves do not take into account any claims or recoveries from insurance. The measurement of environmental liabilities is based on a range of management's periodic estimate of what it will cost to perform each of the elements of the remediation effort. Celanese uses its best estimate within the range to establish its environmental reserves. Celanese utilizes third parties to assist in the management and the development of its cost estimates for its sites. Changes to environmental regulations or other factors affecting environmental liabilities are reflected in the Consolidated Financial Statements in the period in

which they occur. Celanese accrues for legal fees related to litigation matters when the costs associated with defense can be reasonably estimated and are probable to occur. All other fees are expensed as incurred. (See Note 27 to the
Consolidated Financial Statements.)

     Asset Retirement Obligations

     SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. We have identified but not recognized asset retirement obligations related to substantially all our existing operating facilities. Examples of these types of obligations include demolition, decommissioning, disposal and restoration activities. Legal obligations exist in connection with the retirement of these assets upon closure of the facilities or abandonment of the existing operations.
However, operations at these facilities are expected to continue indefinitely and therefore a reasonable estimate of fair value cannot be determined at this time. In the future, we will assess strategies of the businesses acquired and may support decisions that differ from past decisions of management regarding the continuing operations of existing facilities. Asset retirement obligations will be recorded if these strategies are changed and probabilities of closure are assigned to existing facilities. If certain operating facilities were to close, the related asset retirement obligations could significantly affect our results of operations and cash flows. In March 2005, FASB issued Interpretation
No.47, Accounting for Conditional Asset Retirement Obligations - an
interpretation of FASB No.143 ("FIN No. 47"). FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is still assessing the impact of FIN No. 47 on its future results of operations and financial position.

     Realization of Deferred Tax Assets and Liabilities

     Total net deferred tax liabilities were (euro)143 million and (euro)12 million at September 30, 2005 and 2004, respectively. Celanese regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, applicable tax strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Such evaluations require significant management judgments. During the combined periods October 1, 2004 to August 24, 2005 and August 25 to September 30, 2005
valuation allowances have been recorded for certain German entities' deferred tax assets. The primary deferred tax asset recorded on the Company's books relates to Net operating loss carryforwards. These Net operating loss carryforwards do not have expiration dates. The primary deferred tax liabilities relate to purchase accounting basis adjustments for property plant and equipment and intangible assets. (See Note 14 to the Consolidated Financial Statements.)

     Benefit Obligations

     Celanese sponsors pension plans covering substantially all employees who meet eligibility requirements. Contributions to the pension plans for the combined period October 1, 2004 to August 24, 2005 and August 25 to September
30, 2005 were (euro)4 million. Contributions to the German plans for the nine months ended September 30, 2004 were (euro)85 million, respectively. Benefits are generally based on years of service and/or compensation. Various assumptions are used in the calculation of the actuarial valuation of Celanese -sponsored plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return on plan assets. In addition to the above mentioned assumptions, Celanese's actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used by
Celanese may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by Celanese in future periods.

     The amounts recognized in the Consolidated Financial Statements related to pension and other postretirement benefits are determined on an actuarial basis.
A significant assumption used in determining our pension expense is the expected long-term rate of return on plan assets. At September 30, 2005, our expected long-term rate of return on plan assets was 4.5% for the German defined benefit pension plans.

     For the combined period October 1, 2004 to August 24, 2005 and August 25 to
September 30, 2005, our expected long-term rate of return assumption for our plan assets was 5.55%, reflecting the generally expected

moderation of long-term rates of return in the financial markets. We estimate a
25 basis point decline in the expected long-term rate of return for our qualified defined benefit pension plan to increase pension expense by an estimate of less than (euro)1 million in 2006. Another estimate that affects our pension expense is the discount rate used in the annual actuarial valuations of pension plan obligations. At the end of each year, we determine the appropriate discount rate, which represents the interest rate that should be used to determine the present value of future cash flows currently expected to be required to settle the pension obligation. The discount rate is generally based on the yield on high-quality corporate fixed-income securities. At September 30,
2005, the discount rate was 4.07%.

     Accounting for Commitments & Contingencies

     Celanese is subject to a number of lawsuits, claims, and investigations, incidental to the normal conduct of its business, relating to and including product liability, patent and intellectual property, commercial, contract, antitrust, and employment matters, which are handled and defended in the ordinary course of business. (See Note 26 to the Consolidated Financial
Statements.) Celanese routinely assesses the likelihood of any adverse judgments or outcomes to these matters as well as ranges of probable and reasonably estimable losses. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands, settlements which have been received from a regulatory authority or private party, estimates performed by independent companies and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, as well as prior experience. A determination of the amount of loss contingency required, if any, is assessed in accordance with SFAS
No. 5 "Contingencies and Commitments" and recorded if probable and estimable after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter and as additional information becomes available.

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
capital.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of governmental investigations, as well as civil claims filed and settled, Celanese has remaining accruals of (euro)108 million, and (euro)105 million at September
30, 2005 and 2004, respectively, included in current liabilities for the estimated loss relative to this matter. Although the outcome of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines, including any that may result from governmental proceedings, as of September 30, 2005 is between (euro)0 and
(euro)7 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions. At September 30, 2005 and 2004, Celanese has receivables, recorded within current assets, relating to the sorbates indemnification from Hoechst, of (euro)87 million and (euro)84 million, respectively. (See Note 26 to the Consolidated Financial Statements).

OUTLOOK

     In the first quarter of our 2006 fiscal year, our Chemical Products segment benefited from higher pricing while our Ticona and Performance Products segments experienced volume increases year over year. As we begin the second quarter of our 2006 fiscal year, demand for our products in Europe is mixed. We remain cautious about economic conditions as pricing for our hydrocarbon-based raw materials and energy are expected to remain at high levels. As a dominated company, we will not offer guidance on operating profit, which can be influenced by unilateral decisions of our parent. Should those decisions result in a loss for Celanese AG on a stand alone statutory reporting basis, then Celanese AG must be compensated.

     To increase the productivity and profitability of our operations and those of our affiliates, we sold our cyclo-olefin copolymer ("COC") business included within the Technical Polymers Ticona segment and part of our interest in Pemeas GmbH, the fuel cell venture included in Other Activities in
December 2005. See Note 30 to the Consolidated Financial Statements for details.

Risks of Future Development

     Celanese's business activity is subject to general economic and political risks in the countries and regions in which it does business. As a result of the transfers of CAC and CPO, Celanese now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation, the ultimate parent of the Purchaser and Celanese. In addition, changes in the economic conditions in many of its markets (e.g. automotive, electrical/electronic, and construction industries), as well as cyclicality in the basic chemicals industry could have an effect on the Company's economic performance. In particular, the markets for basic chemicals are characterized by significant economic swings, during which periods of low prices and overcapacity could lead to reduced profit margins and lower operating profits.

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

     Moreover, in connection with the demerger, certain environmental liabilities, including those resulting from the former business activities of the Hoechst Group at various sites, were allocated between Celanese and Hoechst
AG, regardless of the responsibility for the cause of such environmental liabilities. In some instances this could lead to Celanese having to compensate third parties, as well as to indemnification payments between Celanese and
Hoechst, the amounts of which cannot at present be determined. Celanese established reserves for this contingency as required.

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

     Additionally, fluctuations in market rates of return and interest rates affect the value of Celanese's pension assets and liabilities. An extended period of decline in rates of return and interest rates could cause a material financial impact on Celanese's financial position or cash flows in any given year. (See "Critical Accounting Policies" and Note 4 to the Consolidated
Financial Statements).

     Under the domination and profit and loss transfer agreement (the
"Domination Agreement") that Celanese entered into with its majority shareholder the Purchaser, the Purchaser is entitled to give instructions directly to the management board of Celanese, including, but not limited to, instructions that are disadvantageous to Celanese, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with

either the Purchaser or Celanese. In addition, Celanese is, under the Domination
Agreement, obligated to transfer its entire annual statutory profits, subject to certain deductions, to the Purchaser while the Domination Agreement requires the
Purchaser to compensate Celanese for any annual statutory loss
(Jahresfehlbetrag) incurred on a non-consolidated basis. Furthermore, the net amount of the guaranteed fixed annual payment (Ausgleich) guaranteed by the
Purchaser vis-a-vis the minority shareholders of Celanese in lieu of any future dividend as long as the Domination Agreement is effective, which, at the time of the entering into of the Domination Agreement, amounted to (euro)2.89 per share for a full fiscal year, may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89. As a dominated company,
Celanese may be affected by risks that affect the Purchaser and its affiliates, including but not limited to risks arising out of the debt levels of these companies.

     As a result of the Restructuring and pursuant to instructions issued by the
Purchaser under the Domination Agreement, Celanese entered into long term notes with the Purchaser for approximately (euro)1,034 million. Celanese Corporation has provided letters of support for the repayment of these notes. The repayment of these notes will depend upon sufficient liquidity of the Purchaser and
Celanese Corporation and its other subsidiaries.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

     The current members of the Celanese board of management, their respective ages as of March 15, 2006 and their functions are as follows:

Andreas Pohlmann..................   Age:                         48
                                     First Elected:               2002
                                     Function:                    Chairman of the Celanese Board of Management and
                                                                  Director of Personnel of Celanese
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
                                                                  Director of Celanese Europe Management GmbH,
                                                                  Pensionskasse der Mitarbeiter der Hoechst-Gruppe VvaG
                                                                  (German pension fund for former employees of the Hoechst
                                                                  Group)
                                     Term Expires                 October 31, 2007
Lyndon Cole.......................   Age:                         53
                                     First Elected:               2003
                                     Function                     Vice-Chairman of the Celanese AG Board of Management,
                                                                  Responsible for the operating businesses and
                                                                  President of Ticona
                                     Supervisory Board
                                     Memberships/Directorships:   Executive Vice President of Celanese Corporation,
                                                                  Managing Director of BCP Holdings GmbH, Managing
                                                                  Director of Celanese Europe Management GmbH
                                     Term Expires                 October 31, 2006

Peter Jakobsmeier.................   Age:                         61
                                     First Elected:               2004
                                     Function:                    Chief Financial Officer of Celanese
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

     The incumbent members of the supervisory board of Celanese, their respective ages as of March 15, 2006 and their principal occupations are as follows:

Bernd Thiemann(3)(4)(5)...........   Age:                         62
   Chairman.......................   First Elected:               2004
                                     Principal Occupation:        Managing Partner of Drueker & Co. GmbH & Co. KG
                                     Supervisory Board
                                     Memberships/Directorships:   Bankhaus Hallbaum AG & Co. KG, DES AG, EM.TV AG
                                                                  (Chairman), ThyssenKrupp Steel AG, VHV Vereinigte
                                                                  Hannoversche Versicherung a.G., VHV Lebensversicherung
                                                                  AG, M.M. Warburg & Co. KGaA Holding (Deputy Chairman)
                                     Term Expires:                2009
Gerald Mosel(1)(4)(5).............   Age:                         45
   Deputy Chairman................   First Elected:               2005
                                     Principal Occupation:        Head of Training, Lean Leader Celanese Chemicals
                                                                  Europe GmbH and Workers' Council, Oberhausen, Chairman
                                                                  of the General Workers' Council of Celanese, Pensionskasse
                                                                  der Mitarbeiter der Hoechst-Gruppe VvaG (German pension
                                                                  fund for former employees of the Hoechst Group)
                                     Term Expires:                2009
Ralf Becker(1)....................   Age:                         40

                                     First Elected:               2003(2)
                                     Principal Occupation:        Board Secretary, of IG BCE Hannover
                                     Supervisory Board
                                     Memberships/Directorships:   RAG Bildung GmbH (Advisory Board
                                     Term Expires:                2010
Chinh E. Chu......................   Age:                         39
                                     First Elected:               2004
                                     Principal Occupation:        Senior Managing Director of The
                                                                  Blackstone Group, USA
                                     Supervisory Board
                                     Memberships/Directorships:   Celanese Corporation (Chairman of the Board of
                                                                  Directors), Graham Packaging Holdings Company (also a
                                                                  member of the Advisory Committee), Nalco Holdings LLC,
                                                                  FGIC and SunGard
                                     Term Expires:                2009
Armin Droth(1)....................   Age:                         51
                                     First Elected:               2000
                                     Principal Occupation:        Electrical Engineer, representative of the German
                                                                  association of management and professional staff
                                                                  (Verband angestellter Akademiker), member of the
                                                                  Celanese joint workers' council, Hochst site
                                     Term Expires:                2010
Cornelius Geber(3)................   Age:                         53
                                     First Elected:               2004
                                     Principal Occupation:        Managing Director of BCP Holdings GmbH, Celanese
                                                                  Europe Management GmbH, and CG Beteiligungs- &
                                                                  Management GmbH
                                     Supervisory Board
                                      Memberships/Directorships:  Barkawi & Partner GmbH (Advisory Board), Inconso AG
                                                                  (Deputy Chairman), Kiala S.A., Neopost S.A.
                                     Term Expires:                2009
Bernd Hupfer(1)(5)................   Age:                         52
                                     First Elected:               2005
                                     Principal Occupation:        Chemical Engineer, Head of Intellectual Property of
                                                                  Ticona GmbH; Member of the Group Senior Executives'
                                                                  Committee of Celanese
                                     Term Expires:                2010
Benjamin J. Jenkins...............   Age:                         35
                                     First Elected:               2004
                                     Principal Occupation:        Principal in the Private Equity Group at The
                                                                  Blackstone Group, USA
                                     Supervisory Board
                                      Memberships/Directorships:  Celanese Corporation, Global Tower Partners, Axtel
                                                                  S.A. de C.V., Vanguard Health Systems LLC, Team Health Inc.
                                     Term Expires:                2009

Johannes Lehn(1)(3)...............   Age:                         52
                                     First Elected:               2005
                                     Principal Occupation:        Plant Mechanic, Chairman of the Group Workers' Council
                                                                  of Celanese
                                     Term Expires:                2010
Hanns Ostmeier(3)(4)(5)...........   Age:                         45
                                     First Elected:               2004
                                     Principal Occupation:        Senior Managing Director at The Blackstone Group, USA,
                                                                  and Managing Director of The Blackstone Group
                                                                  Deutschland GmbH
                                     Supervisory Board
                                     Memberships/Directorships:   Celanese Corporation, Gerresheimer Group GmbH
                                                                  (Chairman), SULO Group (Advisory Board)
                                     Term Expires:                2009
Ron Sommer(3).....................   Age:                         56
                                     First Elected:               2004
                                     Principal Occupation:        Former Chairman of the Board of Deutsche Telekom AG

                                     Supervisory Board
                                     Memberships/Directorships:   AFK Sistema, Munchener Ruckversicherungs-Gesellschaft
                                                                  Aktiengesellschaft, Motorola Inc.
                                     Term Expires:                2009
Axel Weidner(1)(3)................   Age:                         52
                                     First Elected:               2005
                                     Principal Occupation:        Chemistry Lab Technician, Chairman of the European
                                                                  Workers' Council of Celanese
                                     Term Expires:                2010

----------
(1)  Representative of the employees

(2)  Appointed by the local court (Amtsgericht) in Koenigstein on September 30,
     2003 to replace Ralf Sikorski, who resigned on September 15, 2003.

(3)  Finance and Audit Committee

(4)  Personnel and Compensation Committee

(5)  Squeeze-Out Committee

COMPENSATION OF DIRECTORS AND OFFICERS

Supervisory Board

     Members of the Celanese supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment which, for fiscal year 2005, amounted to (euro)120,904 for the Chairman, (euro)90,678 for the Deputy Chairman and (euro)60,452 for all other members of the Celanese supervisory board. In addition, for each Celanese supervisory board meeting attended, members receive a meeting fee of (euro)4,000 for the Chairman,
(euro)3,000 for the Deputy Chairman and (euro)2,000 for all other members of the
Celanese supervisory board. Also, each member of the Celanese supervisory board receives a committee retainer for each membership in a committee of the Celanese supervisory board. The committee retainer amounts to (euro)4,000 for the chairman of the committee and (euro)2,000 for all other members of the committee. All members of the Celanese supervisory board are also reimbursed for value added tax on these amounts.

     For the year ended September 30, 2005, the aggregate compensation of the members of the supervisory board amounted to approximately (euro)0.8 million.
According to German law, compensation of supervisory board members requires shareholder approval. Compensation for the Celanese supervisory board was approved at the June 15, 2004 annual general meeting of shareholders and remains in effect on the date of this annual report.

     The following table shows the compensation paid to individual members of the supervisory board who were active on the board during the year ended
September 30, 2005.

                        COMPENSATION OF SUPERVISORY BOARD

                            FIXED ANNUAL    OTHER CASH        TOTAL
                            REMUNERATION   REMUNERATION   REMUNERATION
NAME                           (EURO)        (EURO) (1)      (EURO)
-------------------------   ------------   ------------   ------------
Dr. Bernd Thiemann
   Chairman..............      120,904         40,000       160,904
Gerald Mosel**
   Deputy Chairman.......       33,290          7,000        40,290
Reiner Nause*
   Deputy Chairman.......       57,636         23,000        80,636
Dr. Hanswilhelm Bach*....       38,424         12,000        50,424
Ralf Becker..............       60,452         14,000        74,452
Hans-Juergen Brinkmann*..       38,424         12,000        50,424
Chinh E. Chu***..........            0          4,000         4,000
Armin Droth..............       60,452         14,000        74,452
Cornelius Geber..........       60,452         14,000        74,452
Dr. Bernd Hupfer**              22,193          4,000        26,193
Benjamin J. Jenkins***...            0         10,000        10,000
Johannes Lehn**                 22,193          4,000        26,193
Dr. Hanns Ostmeier***....            0         10,000        10,000
Herbert Schmalz*.........       38,424         12,000        50,424
Dr. Ron Sommer...........       60,452         14,000        74,452
Axel Weidner**...........       22,193          4,000        26,193
                               -------        -------       -------
                               635,489        198,000       833,489
                               =======        =======       =======

----------
(1)  Compensation for supervisory board meetings and committee memberships for
     October 1, 2004 to September 30, 2005.

*    Supervisory Board member until May 20, 2005

**   Employee representative appointed to the supervisory board after May 20,
     2005

***  Waived remuneration (other than Other Cash Compensation up to May 2005)
     pursuant to letter dated June 22, 2005

Board of Management

     The aggregate amount of compensation paid during the year ended September
30, 2005 to the members of the Celanese board of management was (euro)2.5 million. The aggregate amount accrued by Celanese during the fiscal year ended
September 30, 2005 to provide pension, retirement and similar benefits for the members of the board of management was (euro)24.1 million.

     The following table shows the compensation expense for the individual members of the board of management who were active on the board as of September
30, 2005.
                      TOTAL COMPENSATION EXPENSE TABLE (1)

                                                                                                                     TOTAL CASH
                                                                                                                    COMPENSATION
NAME AND PRINCIPAL POSITION                                                    FIXED SALARY (EURO)   BONUS (EURO)      (EURO)
----------------------------------------------------------------------------   ------------------    ------------   ------------

Claudio Sonder
   Chairman of the Board of Management until October 31, 2004 ..............           89,167           90,019          179,186
Andreas Pohlmann
   Chairman of the Board of Management from November 1, 2004 (2) ...........          177,083          218,773          395,856
David N. Weidman
   Deputy Chairman of the Board of Management until October 31, 2004 (2) ...           43,750           55,373           99,123
Lyndon Cole
   Vice-Chairman of the Board of Management from November 1, 2004 (2) ......          293,705          360,181          653,886
Perry W. Premdas
   Member of the Board of Management and Chief Financial Officer until
      October 31, 2004 (2) .................................................           32,788           40,851           73,639
Peter Jakobsmeier
   Member of the Board of Management and Chief Financial Officer
      from November 1, 2004 ................................................          320,833          390,206          711,039
                                                                                      -------        ---------        ---------
                                                                                      957,326        1,155,403        2,112,729
                                                                                      =======        =========        =========

----------
(1)  Determination of compensation in accordance with German Commercial Code

(2)  Former board of managment members Premdas and Weidman received part of their salaries from the US entity. Board of management members Cole and
     Pohlmann receive part of their compensation from Celanese Corporation.

     The table below shows the number of stock options exercised by the board of management during the year ended September 30, 2005. No stock options were granted to the board of management during 2005 and no stock options were held as of September 30, 2005.

                          INCENTIVE COMPENSATION TABLE

                                                                                STOCK OPTIONS
                                                              -----------------------------------------------------
                                                                                         NUMBER OF
                                                                                       STOCK OPTIONS
                                                                                         EXERCISED       EARNINGS
                                                                                      DURING THE YEAR      FROM
                                                                                           ENDED        EXERCISE OF
                                                              NUMBER                    SEPTEMBER 30,     STOCK
NAME AND PRINCIPAL POSITION                                    HELD    VALUE (EURO)         2005         OPTIONS
-----------------------------------------------------------   ------   ------------   ---------------   -----------

Claudio Sonder
   Chairman of the Board of Management until October 31,
      2004.................................................      0           0             90,000        2,030,400
Andreas Pohlmann
   Chairman of the Board of Management from November 1,
      2004.................................................      0           0             13,000          276,640
David N. Weidman
   Deputy Chairman of the Board of Management until
      October 31, 2004.....................................      0           0             55,000        1,207,250
Perry W. Premdas
   Member of the Board of Management and Chief Financial
      Officer until October 31, 2004.......................      0           0                  0                0
Peter Jakobsmeier
   Member of the Board of Management and Chief Financial
      Officer from October 31, 2004........................      0           0             13,000          293,150
Lyndon Cole
   Vice-Chairman of the Board of Management................      0           0             15,000          318,900
                                                               ---         ---            -------        ---------
                                                                 0           0            186,000        4,126,340
                                                               ===         ===            =======        =========

     Board Service Agreements

     Celanese AG has entered into service agreements with the members of its board of management as follows:

     Mr. Jakobsmeier has entered into a service agreement with Celanese AG, pursuant to which he receives (i) a base salary of (euro)350,000 that is established based on a comparative analysis of base salaries paid within a selected peer group of international companies; and (ii) an annual bonus dependent on achieving the economic and personal objectives he agrees upon with the personnel and compensation committee of the supervisory board. At present, such objectives pertain to EBIDTA and trade working capital of Celanese on a consolidated basis. Bonuses are expressed as a percentage of base salary and may be adjusted, upward or downward, based on the degree to which the targets are achieved and could account for up to 80 percent of base salary, or up to 160 percent of base salary if all targets were significantly exceeded.

     Drs. Cole and Pohlmann have each entered into a service agreement with
Celanese AG and an employment agreement with Celanese Corporation. The service agreements with Celanese AG cover their duties as members of the Celanese board of management; however, their compensation is governed by their employment agreements with Celanese Corporation. Pursuant to their agreements with Celanese
Corporation, effective January 1, 2005, Drs. Cole and Pohlmann are each entitled to an annual base salary of $650,000 for Dr. Pohlmann and $700,000 for Dr. Cole.
In addition, they are each eligible to earn an annual bonus targeted at 80 percent of base salary. Seventy percent of Dr. Pohlmann's and sixty percent of
Dr. Cole's base salary and annual bonus and paid by

Celanese Corporation. The remainder is paid by Celanese AG and is included in the amounts in the table above. In the event that either of these persons is terminated without cause (as defined in the agreement) or if he resigns for good reason (as defined in the agreement) he will be entitled to, subject to continued compliance with the restrictive covenants described below, (i)
continued payment of base salary and target bonus for one year and (ii) a pro rata bonus for the year of termination, based on actual Company performance. The executives will be subject to customary confidentiality, intellectual property and non-disclosure covenants. In addition, the executives will be subject to noncompetition and nonsolicitation provisions during the term of employment and for a period of one year thereafter.

     Drs. Pohlmann and Cole are also entitled to an alignment bonus from
Celanese Corporation. Fifty percent of this bonus was paid in January 2005 and twenty-five percent was paid in January 2006. The remainder will be paid in
January 2007, provided Drs. Pohlmann and Cole are still employeed by Celanese
Corporation on these dates. The table below shows the alignment bonuses paid or to be paid to Drs. Pohlmann and Cole.

                                      50% PAID IN   25% TO BE PAID IN   25% TO BE PAID IN
                           TOTAL     JANUARY 2005      JANUARY 2006        JANUARY 2007
                           (US$)         (US$)            (US$)               (US$)
                         ---------   ------------   -----------------   -----------------

Andreas Pohlmann......   3,710,000     1,855,000         927,500             927,500
Lyndon Cole...........   3,960,000     1,980,000         990,000             990,000

     Furthermore Messrs. Cole, Jakobsmeier and Pohlmann participate in Celanese
Corporation's Management Incentive Program, which under certain conditions, will provide cash payments and stock options and requires an investment in Celanese
Corporation shares. Members of the Celanese AG board of management and approximately nine other executives of Celanese AG participate in this program.
The table below sets forth the benefits Messrs. Cole, Jakobsmeier and Pohlmann receive under this program.

                                          PAYMENT
                           DEFERRED       MADE IN                   IPO    DISCOUNTED
                         CASH AMOUNT   JANUARY 2005     STOCK     SHARES     SHARES
                            (US$)         (US$)        OPTIONS    (US$16)   (US$7.20)
                         -----------   ------------   ---------   ------   ----------

Andreas Pohlmann......    19,989,966     2,987,338    1,013,847   51,471     148,007
Lyndon Cole...........    20,397,924     3,048,304    1,231,000   62,500     179,722
Peter Jakobsmeier.....     3,999,593       597,707      217,253   11,029      31,716

     The deferred cash amount is paid once certain conditions are met. The initial component of the deferred cash vested in 2004 and was paid in January
2005. The remainder is subject to downward adjustment if the price of Celanese
Corporation's common stock is below the initial offering price of US$16.00 on the distribution date and vests subject to both (1) continued employment or the achievement of certain performance criteria and (2) the disposition by The
Blackstone Group of at least 90 percent of its equity interest of Celanese
Corporation with at least a 25 percent cash internal rate of return on their equity interest. The vesting of stock options must also meet certain conditions and can be exercised the earliest 2.5 years after the initial public offering.
Celanese Corporation shares under the requested investment had to be purchased partly at the IPO-price of US $16.00 per share and partly with a discount of
US$8.80 per share.

     Members of Celanese's supervisory board are not entitled to severance nor to change in control payments.

INCENTIVE PLANS

     Prior to the Restructuring, Celanese had, at various times, provided three stock appreciation rights plans to its board of management and executives. All three plans gave the participants a right to receive the cash difference between the base price and the price of CAG Shares on the day of exercise. The equity participation plan required the invesment of a defined amount of money over a one to two year period. The 1999 and 2000 long term participation plans did not require an investment and were open only to board of management members and senior executives. Under all three plans, every right entitled the eligible person to participate in the long-term appreciation in the price of one share of
Celanese. Stock appreciation rights granted under these plans have a ten year term and are generally exercisable in whole or in part, subject to limitations, at any time during a period defined for each plan, provided at the time of exercise, the performance of an ordinary share of Celanese on the

Frankfurt Stock Exchange exceeds the median of the performance of the share prices of Celanese's peer group companies as defined by Celanese's board of management*. Following a change in control of Celanese, the stock appreciation rights were able to be exercised during a period of six months irrespective of whether Celanese's share price outperformed the median of the performance of the share prices of the peer group. As Celanese Europe Holdings' acquisition of
Celanese constituted a change in control under the plans, the performance hurdles described in this paragraph were waived from April 6 to October 5, 2004.
During this period, a combined 16,050 stock appreciation rights were exercised under the three plans. Thereafter, the stock appreciation rights can be exercised provided that the performance hurdles are reached and the shares are still traded on the Frankfurt Stock Exchange.

     The table below describes the number of stock appreciation rights still outstanding as of September 30, 2005:

                                            STOCK
                                        APPRECIATION
                                           RIGHTS                        STOCK APPRECIATION
                                           GRANTED                    RIGHTS OUTSTANDING AS OF
                 PLAN                   (IN MILLIONS)    BASE PRICE       SEPTEMBER 30, 2005
-------------------------------------   -------------   ------------   ------------------------

Equity Participation Plan............        2.6        Market Price             3,700
1999 Long Term Participation Plan....        2.4         (euro)16.37             8,650
2000 Long Term Participation Plan....        2.0         (euro)19.56             8,500

     Members of the Celanese board of management and senior executives were also eligible to participate in the 2002 Celanese Stock Option Plan (the "2002
Plan"). The 2002 Plan authorized the issuance of up to 1.25 million options to purchase shares of common stock. Options were granted at an exercise price reflecting the reference price (twenty day average of market price prior to grant date) plus a 20 percent premium and become exercisable five years from the date of grant. Two year vesting was possible, if the market price per share outperformed the median performance of Celanese's competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Celanese share of common stock on the date of exercise is at least 20 percent higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the original exercise premium of 20 percent. The plan documents governing the 2002
Plan do not contain any provisions dealing with a change in control of Celanese.
Therefore the legal terms of the stock options were not affected by the successful consummation of the Tender Offer.

     The table below describes the number of stock options still outstanding as of September 30, 2005:

                                                      STOCK OPTIONS                                  STOCK OPTIONS
                                                         GRANTED       REFERENCE      EXERCISE     OUTSTANDING AS OF
          DATE GRANTED                DATE VESTED     (IN MILLIONS)      PRICE         PRICE      SEPTEMBER 30, 2005
--------------------------------   ----------------   -------------   -----------   -----------   ------------------

July 8, 2002....................     July 8, 2004          1.1        (euro)22.95   (euro)27.54            0
January 31, 2003(1).............   January 31, 2005        0.1        (euro)19.82   (euro)23.78            0

(1) 86,800 stock options were granted on January 31, 2003, 28,000 of which were exercised, 58,800 of which were forfeited and 48,800 of which were cashed out.

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

with third parties, while the Celanese supervisory board appoints and removes the members of the Celanese board of management and oversees the management of
Celanese. Under the German Stock Corporation Act, the Celanese supervisory board is not permitted to make management decisions. Pursuant to the rules of procedure of the Celanese management and supervisory boards, the Celanese board of management must obtain the prior consent of the Celanese supervisory board for specific matters such as acquisitions and divestitures, ventures, entry into new business areas, the incurrence of indebtedness, issuance of guarantees and creation of mortgages on real estate, if the specific matter is considered to be of substantial economic importance to Celanese. The supervisory board is also authorized to subject other actions of the board of management to its prior consent. The German Stock Corporation Act prohibits simultaneous membership on the board of management and the supervisory board of a company.

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

     The Celanese supervisory board appoints a chairman (Vorsitzender des
Aufsichtsrats) and a deputy chairman (Stellvertretende Vorsitzender des
Aufsichtsrats) from among its members. The chairman of the Celanese supervisory board must be elected by a majority of two-thirds of the members of the Celanese supervisory board. If that majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Celanese supervisory board must be present to constitute a quorum. Unless otherwise provided for by law, resolutions are passed by a simple majority of the Celanese supervisory board. In the event of a tie, another vote is held and the chairman then has the deciding vote.

     Celanese supervisory board members are usually elected for five-year terms.
Supervisory board members may be re-elected. The remuneration of the members of the Celanese supervisory board is determined by resolution at shareholder meetings. For further information on supervisory board remuneration, see
"Compensation of Directors and Officers."

     The Koenigstein local court (Amtsgericht) appointed Messrs. Chu, Jenkins,
Thiemann, Ostmeier, Sommer and Geber as shareholder representatives, and
Celanese shareholders confirmed the court-appointed representatives at the annual meeting held on June 15, 2004. Messrs. Chu, Jenkins and Ostmeier are all
employed by The Blackstone Group, the majority shareholder of Celanese
Corporation. The following members were elected by the employees for a term commencing May 20, 2005: Messrs. Becker and Droth were reelected for a second term and Messrs. Mosel, Hupfer, Lehn and Weidner replaced Messrs. Nause, Bach,
Brinkmann, and Schmalz.

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
Furthermore, the committee reviews Celanese's significant accounting policies and remains informed of the processes, organization and work product of the
Celanese's internal auditing function. It monitors Celanese's internal risk management and its compliance with all applicable legal and regulatory requirements. The finance and audit committee met four times during calendar year 2005. The members of the finance and audit committee until May 20, 2005 were Hanns Ostmeier (Chairman), Hanswilhelm Bach, Hans-Juergen Brinkmann,
Cornelius Geber, and Bernd Thiemann. On May 21, 2005, Hanswilhelm Bach and
Hans-Jurgen Brinkmann were replaced by Johannes Lehn and Axel Weidner, respectively. See also Item 16A. Audit Committee Financial Expert, and Item 16C.
Principal Accountant Fees and Services.

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
Furthermore, it has reviewed Celanese's incentive and equity based compensation plans, and prepares the supervisory board's proposal to the annual general meeting on the election of new members of the supervisory board. The members of the personnel and compensation committee until May 20, 2005 were: Bernd Thiemann
(Chairman), Reiner Nause and Hanns Ostmeier. On May 21, 2005, Reiner Nause was
replaced by Gerald Mosel. The personnel and compensation committee met four times during calendar year 2005.

     Squeeze-Out Committee. The supervisory board also established an ad hoc squeeze out committee on December 20, 2005 to ensure that the supervisory board was kept fully informed on a timely basis of all matters connected with the
Squeeze-Out. The members of this committee are Bernd Thiemann (Chairman), Gerald
Mosel, and Hanns Ostmeier.

EMPLOYEES

     As of September 30, 2005, Celanese had approximately 3,550 employees worldwide from continuing operations, substantially unchanged from the previous year. Celanese had approximately 3,250 employees in Europe, 200 employees in
Asia and 20 employees in North America, and 60 employees in the rest of the world. The following table sets forth the approximate number of employees on a continuing basis as of September 30, 2005 and the nine months ended September
30, 2004.

                                EMPLOYEES AS OF   EMPLOYEES AS OF
                                 SEPTEMBER 30,     SEPTEMBER 30,
                                      2005              2004
                                ---------------   ---------------
North America                           19                22
Europe.......................        3,258             3,287
   thereof Germany...........        2,824             2,967
Asia.........................          191               164
Rest of World................           63                58
                                     -----             -----
Total Celanese Employees.....        3,531             3,531
                                     =====             =====

     Many of Celanese's employees are unionized, particularly in Germany,
Brazil, and France. Moreover, in Germany and France, wages and general working conditions are often the subject of centrally negotiated collective bargaining agreements. Within the limits established by these agreements, the various subsidiaries of Celanese negotiate directly with the unions and other labor organizations, such as workers' councils, representing the employees. Collective bargaining agreements between the German chemical employers associations and unions relating to remuneration typically have a term of one year. Celanese offers comprehensive benefit plans for employees and their families and believes its relations with employees are satisfactory.

SHARE OWNERSHIP

     As of September 30, 2005, members of the supervisory board and board of management of Celanese did not own any shares of Celanese. All of the Celanese shares held by members of the supervisory board and board of management were either tendered into the Tender Offer or otherwise sold.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The capital stock of Celanese consists of ordinary shares, no par value
(Stueckaktien), which are issued in registered form.

     Under the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on a stock exchange in the
European Union must notify the company and the German Federal Supervisory
Authority for Securities Trading (Bundesanstalt fur
Finanzdienstleistungsaufsicht) of the level of their holding whenever it reaches, exceeds or falls below specified thresholds. These thresholds are 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of a company's outstanding voting rights.

     As of March 15, 2006, Celanese Europe Holding, with 49,439,911 shares or approximately 98 percent of the outstanding shares of Celanese, was the only shareholder that held more than 5 percent of Celanese ordinary shares.

     In August 2005, Celanese Europe Holding acquired approximately 5.9 million, or approximately 12%, of the outstanding Celanese shares from two shareholders for the aggregate consideration of approximately (euro)302 million. Celanese
Europe Holding also paid to such shareholders an additional purchase price of approximately (euro)12 million in consideration for the settlement of certain claims and for such shareholders agreeing to, among other things, (1) accept the shareholders' resolutions passed at the extraordinary general meeting of
Celanese held on July 30-31, 2004 and the annual general meeting of Celanese held on May 19-20, 2005, (2) acknowledge the legal effectiveness of the
Domination Agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in legal proceedings related to, among other things, challenging the effectiveness of the Domination Agreement and amount of fair cash compensation offered by Celanese Europe Holding in the
Mandatory Offer required by Section 305(1) of the German Stock Corporation Act,
(4) refrain

from acquiring any CAG shares or any other investment in Celanese, and (5)
refrain from taking any future legal action with respect to shareholder resolutions or corporate actions of Celanese. Celanese Europe Holding also increased its offer to purchase any remaining outstanding CAG shares to (euro)51 per share (plus interest on (euro)41.92 per share) for all minority shareholders that would accept the increased offer on or prior to September 29, 2005 and waive their rights to participate in an increase of the offer consideration as a result of the pending award proceedings. In addition, all shareholders who tendered their shares pursuant to the Mandatory Offer of (euro)41.92 per share were entitled to claim the difference between the increased offer of (euro)51 per share and the Mandatory Offer of (euro)41.92 per share provided they did so by September 29, 2005 (the "Limited Offer"). Any shareholder who accepted the increased offer of (euro)51 per share, or claimed the difference between the
Mandatory Offer and the increased offer, was obligated to agree to waive its rights to participate in any possible future increase of the offer consideration as a result of the pending award proceedings. Celanese Europe Holding acquired an additional 1,136,724 ordinary shares pursuant to the Limited Offer. For minority shareholders who did not accept the Limited Offer on or prior to the
September 29, 2005 expiration date, the terms of the original (euro)41.92 per share Mandatory Offer continue to apply. The Mandatory Offer will remain open for two months following final resolution of the award proceedings
(Spruchverfahren) by the German courts.

     As of September 30, 2005, Celanese had approximately 8,100 shareholders.
Approximately 1,700 of these shareholders were U.S. holders. Based on the share register, it is estimated that 0.1 percent of Celanese outstanding shares were held by U.S. holders as of this date.

     On June 22, 2004, Celanese entered into the Domination Agreement with its majority shareholder, Celanese Europe Holding, pursuant to which Celanese AG agreed to submit itself to the direction of, and to transfer its entire profits to, Celanese Europe Holding, and Celanese Europe Holding agreed to compensate
Celanese for any annual losses (Jahresfehlbetrag) incurred while the Domination
Agreement is in effect. The Domination Agreement was approved by shareholders at an extraordinary general meeting held on July 30-31, 2004. The Domination
Agreement was registered in the commercial register on August 2, 2004 and became operative on October 1, 2004. For more information see Domination and Profit and
Loss Transfer Agreement in Item 4. Information on the Company - Acquisition of
Celanese. In November 2005, Celanese Corporation caused Celanese Europe Holding to require, as permitted under German law, the transfer to Celanese Europe
Holding of the shares owned by the then-outstanding minority shareholders of
Celanese in exchange for fair cash compensation (the "Squeeze-Out"). In March
2006, Celanese Europe Holding set the cash compensation at (euro)62.22. The
Squeeze-Out will require the approval by the affirmative vote of the majority of the votes cast at Celanese's annual general meeting in May 2006. Once Celanese
Europe Holding effects the Squeeze-Out, Celanese Europe Holding must pay the then remaining minority shareholders of Celanese fair cash compensation, as described below, in exchange for their shares.

RELATED PARTY TRANSACTIONS

     As part of Celanese's cash management strategy, affiliates invest surplus funds with Celanese AG. These balances were (euro)112 million and (euro)80 million at September 30, 2005 and 2004, respectively. As of March 15, 2006 short-term borrowings from affiliates were (euro)139 million. Interest rates on these borrowings were adjusted on a short-term basis to reflect market conditions. The weighted average annual interest rates on these borrowings was two percent for the year ended September 30, 2005 as well as for the nine months ended September 30, 2004.

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

     As of March 15, 2006 Celanese holds three intercompany notes of Celanese
Europe Holding, the first having a principal amount of approximately (euro)291 million, representing the fair market value of CAC, the second having a principal amount of approximately (euro)677 million, representing a receivable for intercompany debt with CAC that was transferred from

Celanese AG to Celanese Europe Holding, and the third having a principal amount of approximately (euro)223 million, representing the amount of the equity investment in a Canadian indirect subsidiary of Celanese Corporation in connection with its acquisition of Acetex Corporation. Each of these notes bears interest at the rate of 4.67 percent per annum. In addition, in November 2005,
Celanese extended intercompany loans to two French subsidiaries of Acetex
Corporation in the aggregate principal amount of (euro)213 million, each bearing interest at the rate of 6.104 percent per annum. The principal amount represents part of the funding used for the redemption of Acetex's 10-7/8% senior notes. In
December 2005, Celanese extended an intercompany loan to Celanese Emulisions
Ltd., a British subsidiary of CAC, in the principal amount of GBP 17 million, bearing interest at 8.08 percent per annum, and Celanese Emulsions B.V., a Dutch subsidiary of CAC, in the principal amount (EURO) 6 million, bearing interest at
6.174 percent per annum. The principal amounts of these loans represent part of the net debt settlement in accordance with Celanese Corporation's purchase agreement for these entities. Celanese also holds an intercompany note of BCP
Acquisition GmbH & Co. KG, the parent of Celanese Europe Holding, in the principal amount of approximately (euro)66 million and bearing interest at the rate of 5.5 percent per annum. This amount represents a receivable for intercompany debt with CAC that was transferred from Celanese AG to BCP
Acquisition GmbH & Co. KG. All of the intercompany notes described above are secured by letters of support from Celanese Corporation (See also Item 10.
Additional Information - Material Contracts).

     Celanese Corporation has entered into a sponsor services agreement with
Blackstone Management Partners IV L.L.C., an affiliate of The Blackstone Group
(the "Advisor"). Chinh Chu, Benjamin Jenkins, Anjan Mukherjee, and Hanns
Ostmeier, all members of Celanese's supervisory board, are all employed by The
Blackstone Group. Under the agreement, and in the absence of a separate agreement regarding compensation for these types of additional services, the
Advisor is entitled to receive upon consummation of (i) any such acquisition, disposition or recapitalization a fee equal to 1 percent of the aggregate enterprise value of the acquired, divested or recapitalized entity or, if such transaction is structured as an asset purchase or sale, 1 percent of the consideration paid for or received in respect of the assets acquired or disposed of and (ii) any such refinancing, a fee equal to 1 percent of the aggregate value of the securities subject to such refinancing. Celanese Corporation agreed to pay the Advisor aggregate fees of approximately (euro)3 million in connection with Celanese Europe Holdings' acquisition of 5.9 million of additional CAG
Shares from two shareholders of CAG in August 2005. See Item 4. Business
Description - Acquisition of Celanese.

     The sponsor services agreement also provides for a right of first refusal to the Advisor to provide Celanese Corporation and its subsidiaries with services as a financial advisor, consultant, investment banker or any similar advisor in connection with any merger, acquisition, disposition, recapitalization, issuance of securities, financing or any similar transaction.

     In addition, Celanese Corporation and its subsidiaries have agreed to indemnify the Advisor and its affiliates and their respective partners, members, directors, officers, employees, agents and representatives for any and all losses relating to services contemplated by these agreements and the engagement of the Advisor pursuant to, and the performance by the Advisor of the services contemplated by, these agreements. Celanese Corporation has also agreed to reimburse the Advisor and its affiliates for their expenses incurred in connection with the services provided under these agreements or in connection with their ownership or subsequent sale of Celanese Corporation stock.

     Dresdner Bank and its subsidiaries provided various financial and investment advisory services to Celanese in 2003, for which they were paid reasonable and customary fees. Alfons Titzrath, who had been Chairman of the supervisory board of Dresdner Bank until May 2002, was a shareholder representative on Celanese AG's supervisory board from 1999 to 2004. See also
Item 4. Information on the Company - Acquisition of Celanese.

     Celanese entered into an agreement with Goldman, Sachs & Co. oHG, an affiliate of Goldman, Sachs & Co., on December 15, 2003 (the "Goldman Sachs
Engagement Letter"), pursuant to which Goldman Sachs acted as its financial advisor in connection with the Tender Offer. Pursuant to the terms of the
Goldman Sachs Engagement Letter, Celanese AG paid Goldman Sachs a financial advisory fee equal to (euro)11,000,000 and a discretionary bonus of
(euro)4,000,000. Celanese AG has agreed to reimburse Goldman Sachs for all its reasonable expenses and to indemnify Goldman Sachs and related persons for all direct damages arising in connection with the Goldman Sachs Engagement Letter.
Kendrick R. Wilson, III, Vice Chairman - Investment Banking of Goldman Sachs,
was a shareholder representative on Celanese's supervisory board from 1999 to
2004.

ITEM 8. FINANCIAL INFORMATION

     See Item 18. Financial Statements and pages F-1 through F-69 for
Consolidated Financial Statements and Other Financial Information.

EXPORT SALES

     During the period from August 25, 2005 to September 30, 2005, approximately
(euro)51 million or 93 percent of all Singapore sales and approximately (euro)87 million or 59 percent of all German sales were export sales. During the period from October 1, 2004 to August 24, 2005, approximately (euro)452 million or 92 percent of all Singapore sales and approximately (euro)768 million or 58 percent of all German sales were export sales.

LEGAL PROCEEDINGS

     Celanese is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings and claims, management believes that adequate provisions have been made and that the ultimate outcomes will not have a material adverse effect on our financial position, but may have a material adverse effect on the results of operations or cash flows in any given accounting period. See also Note 24 to the Consolidated
Financial Statements.

Sorbates Antitrust Actions

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
Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry Ltd.
operated a cartel in the European sorbates market between 1979 and 1996. The
European Commission imposed a total fine of (euro)138 million, of which (euro)99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the European Commission gave a discount for cooperating in the investigation. Hoechst appealed the
European Commission's decision in December 2003, and that appeal is still pending.

     In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst,
Nutrinova, and our other subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. One private action, Kerr v. Eastman Chemical Co. et al., previously pending in the Superior Court of New Jersey, Law Division, Gloucester County,
was dismissed in October 2005 for failure to prosecute. The only other private action previously pending, Freeman v. Daicel et al., had been dismissed. The plaintiffs lost their appeal to the Supreme Court of Tenneessee in August 2005 and have since filed a motion for leave.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the attorneys general of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July
2003. Since October 2002, the Attorneys General for several states filed suit on behalf of indirect purchasers in their respective states, all of which have either been settled or dismissed, except as noted below. The Nevada action has been dismissed as to Hoechst, Nutrinova and Celanese. The New York action, New
York v. Daicel Chemical Industries Ltd., et al. which was pending in the New
York State Supreme Court, New York County, was dismissed in August 2005;
however, appeals are pending. In January 2005, Hoechst, Nutrinova, and other subsidiaries, as well as other sorbates manufacturers, entered into a settlement agreement with the Attorneys General of Connecticut, Florida, Hawaii, Maryland,
South Carolina, Oregon and Washington before these states filed suit. Pursuant to the terms of the settlement agreement, the defendants agreed to refrain from engaging in anticompetitive conduct with respect to the sale or distribution of sorbates and pay approximately (euro)1 million to the states in satisfaction of all released claims.

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

Shareholder Litigation

     A number of minority shareholders of Celanese have filed lawsuits in the
Frankfurt District Court (Landgericht) that, among other things, request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004, as well as the confirmatory resolutions passed at the annual general meeting held on May 19 and 20, 2005. On March 6,
2006, Celanese Europe Holding and Celanese signed a settlement agreement with eleven minority shareholders who had filed such lawsuits (the "Settlement
Agreement"). Pursuant to the Settlement Agreement, the plaintiffs agreed to withdraw the actions to which they are a party and to recognize the validity of the Domination Agreement in exchange for Celanese Europe Holding to offer at least (euro)51.00 per share as cash consideration to each shareholder who will cease to be a shareholder in the context of the Squeeze-Out. The Celanese Europe
Holding further agreed to make early payment of the guaranteed annual payment
(Ausgleich) pursuant to the Domination Agreement for the financial year
2005/2006, ending on September 30, 2006. Such guaranteed annual payment normally would have come due following the annual general meeting in 2007; however, pursuant to the Settlement Agreement, it will be made on the first banking day following the Celanese's annual general meeting that commences on May 30, 2006.
To receive the early compensation payment, the respective minority shareholder will have to declare that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination Agreement is settled by such early payment and that (ii) in this respect, he indemnifies Celanese Europe
Holding against compensation claims by any legal successors to his shares.

     During August 2004, nine actions were brought by minority shareholders against Celanese in the Frankfurt District Court (Landgericht), all of which were consolidated in September 2004. Among other things, these actions requested the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 - 31, 2004, Several minority shareholders joined these proceedings via a third party intervention in support of the plaintiffs.
The Purchaser joined the proceedings via a third party intervention in support of Celanese. These actions will be withdrawn pursuant to the Settlement
Agreement.

     Twenty-seven minority shareholders filed lawsuits (Anfechtungs- und
Nichtigkeitsklagen) in the Frankfurt District Court (Landgericht) contesting the shareholder resolutions passed at the annual general meeting of Celanese held
May 19-20, 2005, which confirmed the resolutions passed at the July 30-31, 2004 extraordinary general meeting of Celanese. Of these lawsuits, thirteen minority shareholders also contested the resolutions regarding the ratification
(Entlastung) of the acts of the members of the board of management and the supervisory board; two minority shareholders also contested the resolutions regarding the election of the statutory auditors for the 2005 fiscal year, as well as the amendment of the articles of association; and eight minority shareholders also contested the dismissal of the motion to hold a special investigation (Sonderpruefung) and have asked the court to declare that the annual general meeting had in fact resolved in favor of such an investigation
(positive Beschlussfestellungsklage). All of these actions are based, among other things, on the alleged violation of procedure requirements and information rights of the shareholders. In February 2006, the court upheld only the challenge to the resolutions regarding the ratification (Entlastung) of the acts of the members of the board of management and the supervisory board. All other claims, including those contesting the confirmatory resolutions, were dismissed.
This decision is subject to appeal.

     In conjunction with the acquisition of 5.9 million CAG Shares from two shareholders in August 2005, two of those lawsuits relating to the resolutions confirming the contested resolutions at the extraordinary general meeting and the ratification of the acts of the members of the board of management and supervisory board, as well as the dismissal of the special investigation, were withdrawn in August 2005. A further ten of these lawsuits will be withrawn pursuant to the Settlement Agreement.

     Celanese is also a defendant in five actions filed in the Frankfurt
District Court (Landgericht) requesting that the court declare some or all of the shareholder resolutions passed at the extraordinary general meeting of
Celanese on July 30 and 31, 2004 null and void (Nichtigkeitsklage), based on allegations that certain formal requirements necessary in connection with the invitation to the extraordinary general meeting of Celanese had been violated.
The Frankfurt District Court (Landgericht) has suspended the proceedings regarding the resolutions passed at the July 30-31, 2004 extraordinary general meeting of Celanese described above so long as the lawsuits contesting the confirmatory resolutions are pending.

     On August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein local court (Amtsgericht) and the Frankfurt
District Court (Landgericht), both with a view to have the registration of the
Domination Agreement in the Commercial Register deleted
(Amtsloeschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of Celanese Europe Holding and its related entities at the time of the Tender Offer and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the
Commercial Register. In April 2005, the court of appeals (Oberlandesgericht)
rejected the demand by one shareholder for injunctive relief, and in June 2005 the Frankfurt District Court (Landgericht) ruled that it does not have jurisdiction over this matter. One of the claims in the Koenigstein Local Court
(Amtsgericht) is still pending, and the other will be withdrawn pursuant to the
Settlement Agreement.

     In February 2005, a minority shareholder also brought a lawsuit against
Celanese Europe Holding, as well as a former member of Celanese's board of management and a former member of Celanese's supervisory board, in the Frankfurt
District Court (Landgericht). Among other things, this action seeks to unwind the tender of the plaintiff's shares and seeks compensation for damages suffered as a consequence of tendering such shares. The court ruled against the plaintiff in this matter in June 2005. The plaintiff had appealed this decision with respect to Celanese Europe Holding and the former member of the Celanese board of management; however, the appeal will be withdrawn pursuant to the Settlement
Agreement.

     Based upon information available as of March 15, 2006, the outcome of foregoing proceedings still pending cannot be predicted with certainty.

     The amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment (Ausgleich) offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. Several minority shareholders of Celanese had initiated special award proceedings seeking the court's review of the amounts of the fair cash compensation and of the guaranteed fixed annual payment offered under the
Domination Agreement. As a result of these proceedings, the amount of the fair cash consideration and the guaranteed fixed annual payment offered under the
Domination Agreement could be increased by the court so that all minority shareholders, including those who have already tendered their shares into the
Mandatory Offer and have received the fair cash compensation could claim the respective higher amounts. However, the court dismissed all of these proceedings in March 2005 on the grounds of inadmissibility. Thirty-three plaintiffs appealed the dismissal, and in January 2006, twenty-three of these appeals were granted by the court. They were remanded back to the court of the first instance, where the valuation will be further reviewed.

DIVIDEND POLICY

     For the short fiscal year ended September 30, 2004, Celanese was not able to pay a dividend to its shareholders because of a non-cash impairment charge to the value of CAC in Celanese AG's statutory amounts as of September 30, 2004.
Due to the size of this charge, Celanese did not have any distributable retained earnings, which, under German law, prevented it from declaring a dividend to its shareholders for the short fiscal year 2004. In lieu of any future dividends for any fiscal years commencing after September 30, 2004, any minority shareholder of Celanese shall receive the guaranteed fixed annual payment on its shares, as long as the Domination Agreement remains in effect. The fixed annual payment for the 2004/2005 fiscal year will be paid on the first business day after the annual general meeting to be held in May 2006. In addition, pursuant to the
Settlement Agreement, the fixed annual payment for the 2005/2006 fiscal year will also be paid on this date.

     The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain its shares was based on an analysis of the fair enterprise value of Celanese as of the date of the relevant shareholders' meeting on July 30 - 31, 2004, assuming a full distribution of profits. According to the Domination Agreement, the gross guaranteed fixed annual payment is (euro)3.27 per share less certain corporate taxes. See Item 4.
Acquisition of Celanese - Domination and Profit and Loss Transfer Agreement.

SIGNIFICANT CHANGES

     The Company announced its intention to build a state-of-the-art vinyl acetate ethylene and conventional emulsion polymer facility in China. Startup is targeted for the first half of 2007. The China operations were transferred to
Celanese Corporation in March 2006.

     In November 2005, Celanese Corporation caused Celanese Europe Holding to require, as permitted under German law, the transfer to Celanese Europe Holding of the shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the "Squeeze-Out"). The Squeeze-Out will require the approval by the affirmative vote of the majority of the votes cast at Celanese's annual general meeting in May 2006 and will become effective upon its registration in the commercial register. On March 6, 2006, Celanese and
Celanese Europe Holding signed a settlement agreement with eleven minority shareholders who had filed lawsuits in the Frankfurt District Court
(Landgericht) requesting that the resolutions of the extraordinary general meeting on July 30-31, 2004 and the annual general meeting on May 19-20, 2005 be set aside and/or be declared null and void (the "Settlement Agreement").
Pursuant to the Settlement Agreement, these minority shareholders agreed to withdraw all actions filed by them in connection with the Domination Agreement, as well as any other ancillary litigation, and to recognize the validity of the
Domination Agreement. Celanese Europe Holding agreed to offer at least
(euro)51.00 per share in cash as fair cash compensation in connection with the
Squeeze-Out, and agreed on an early payment to those shareholders affected by the Squeeze-Out of the fixed annual payment (Ausgleich) for the 2005/2006 fiscal year. Such fixed annual payment normally would have come due following the annual general meeting in 2007; however, pursuant to the Settlement Agreement, it will be paid immediately following the annual general meeting to be held in
May 2006. For more information, see "Legal Proceedings" above.

     On March 10, 2006, Celanese announced that Celanese Europe Holding has set the cash compensation in connection with the Squeeze-Out at (euro)62.22 per share. The amount of the cash compensation was based on an independent valuation. Celanese has arranged for Deutsche Bank AG to issue a bank guarantee of the cash compensation as required by law. For more information see Item 4.
Description of Business - Acquisition of Celanese."

     A number of minority shareholders have filed lawsuits in the Frankfurt
District Court (Landgericht) that, among other things, request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004, as well as the confirmatory resolutions passed at the annual general meeting held on May 19 and 20, 2005. On March 6, 2006, Celanese
Europe Holding and Celanese signed a settlement agreement with eleven minority shareholders who had filed such lawsuits (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the plaintiffs agreed to withdraw the actions to which they are a party and to recognize the validity of the Domination Agreement in exchange for Celanese Europe Holding to offer at least (euro)51.00 per share as cash consideration to each shareholder who will cease to be a shareholder in the context of the Squeeze-Out. Celanese Europe Holding further agreed to make early payment of the guaranteed annual payment (Ausgleich) pursuant to the
Domination Agreement for the financial year 2005/2006, ending on September 30,
2006. Such guaranteed annual payment normally would have come due following the annual general meeting in 2007; however, pursuant to the Settlement Agreement, it will be made on the first banking day following the Celanese's annual general meeting that commences on May 30, 2006. To receive the early compensation payment, the respective minority shareholder will have to declare that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination Agreement is settled by such early payment and that (ii) in this respect, he indemnifies Celanese Europe Holding against compensation claims by any legal successors to his shares.

ITEM 9. THE OFFER AND LISTING

NATURE OF TRADING MARKET

     CAG Shares are listed on the Frankfurt Stock Exchange and trade under the symbol "CZZ", under the German securities code number (Wertpapierkennnummer) 575
300 and under the International Securities Identification Number DE 0005753008.
Since the CAG Shares are in registered form, they may be traded in the United
States without a depositary receipt facility. CAG Shares were delisted from the
New York Stock Exchange on June 2, 2004. Since then, CAG Shares traded over the counter in the United States. Because the

shares are not traded in the United States on an organized exchange, trading tends to be less frequent, which could result in a lack of liquidity for the shares.

     The transfer agents for CAG Shares are registrar services GmbH in Germany, or the Transfer Agent, and Mellon Investor Services in the United States, or the
U.S. Transfer Agent.

     The tables below set forth, for the periods indicated, the high and low closing sales prices on the Frankfurt Stock Exchange for CAG Shares as reported by the electronic cash market trading system (Xetra).

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              --------------
                                                               HIGH     LOW
                                                              -----    -----
                                                                (IN (EURO))
Annual Highs and Lows
2001.......................................................   28.00    14.91
2002.......................................................   27.75    15.70
2003.......................................................   32.61    12.51
2004 (January 1 through September 30)......................   45.24    31.43
2005 (October 1, 2004 through September 30, 2005)..........   54.40    43.90
Quarterly Highs and Lows
2003
   First Quarter...........................................   22.52    12.51
   Second Quarter..........................................   22.10    15.70
   Third Quarter...........................................   31.88    20.52
   Fourth Quarter..........................................   32.61    25.99
2004
   First Quarter...........................................   33.95    31.43
   Second Quarter..........................................   44.00    33.25
   Third Quarter...........................................   45.24    43.26
2005
   First Quarter (October 1 through December 31, 2004).....   45.90    43.90
   Second Quarter (January 1 through March 31, 2005).......   50.90    45.13
   Third Quarter (April 1 through June 30, 2005)...........   49.10    46.13
   Fourth Quarter (July 1 through September 30, 2005)......   54.40    48.55

                                                                 PRICE PER
                                                              ORDINARY SHARE
                                                              --------------
                                                               HIGH     LOW
                                                              -----    -----
                                                                (IN (EURO))
Monthly Highs and Lows
2005
   July....................................................   52.00    48.55
   August .................................................   54.40    51.50
   September...............................................   52.95    51.03
   October.................................................   52.87    51.03
   November................................................   54.12    51.51
   December................................................   54.49    53.00
2006
   January.................................................   54.99    53.05
   February ...............................................   54.20    53.01
   March (through March 15, 2006) .........................   69.00    53.10

     Based on turnover statistics supplied by both the Frankfurt Stock Exchange and Xetra, the average daily volume of CAG Shares traded between October 1, 2004 and September 30, 2005 was 2,822 on the Frankfurt Stock Exchange and 4,560 on
Xetra.

     On February 15, 2006, the closing sales price per Celanese ordinary share on the Xetra System was (euro)54.11. See the discussion under Item 3. Key
Information - Exchange Rate Information with respect to rates of exchange between the dollar and the euro.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

Organization and Register

     Celanese AG is a stock corporation organized in the Federal Republic of
Germany under the Stock Corporation Act (Aktiengesetz). It is registered in the
Commercial Register (Handelsregister) maintained by the local court
(Amtsgericht) in Koenigstein im Taunus, Germany, under the entry number HRB
5277.

Objects and Purposes

     Section 2 of Celanese AG's Articles of Association states that the company directs, as a holding company, a group of companies which conduct business, in particular in the areas of chemicals and plastics. In addition, the company may conduct business itself in these or other areas. It is entitled to take all actions and measures which relate to or which otherwise directly or indirectly serve its objectives. Celanese AG may also form, acquire or participate in enterprises, or bring them together under common control, in particular with regard to enterprises operating in the areas of chemicals and plastics. It is entitled, mainly for investment purposes, to acquire interests in all kinds of enterprises. With regard to group companies and other enterprises in which it holds an interest, Celanese AG may restrict itself to the administration of its interests, as well as dispose of them.

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

     However, under the Domination Agreement that became effective on October 1,
2004, the Board of Management may be compelled to take actions that are disadvantageous to Celanese if the board of management is instructed to do so by
Celanese Europe Holding, and provided that such instructions are in the interest of Celanese Europe Holding or its affiliates. The board of management may only refuse to comply with any such instruction, if, at the time such instruction is given, (i) it is, in the opinion of the board of management, obviously not in the interests of Celanese Europe Holding or its affiliates, (ii) compliance with the instruction would violate legal or statutory restrictions, (iii) compliance with the instruction would endanger the existence of Celanese; or (iv) it is doubtful whether Celanese Europe Holding will be able to fully compensate
Celanese, as required by the Domination Agreement, for its annual loss
(Jahresfehlbetrag) incurred during the fiscal year in which such instruction is given. The supervisory board is not bound by instructions issued by Celanese
Europe Holding under the Domination Agreement. If Celanese Europe Holding instructs the board of management to take an action that requires the supervisory board's approval and such approval is not given, the board of management nevertheless has to comply with such instruction if Celanese Europe
Holding repeats it.

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

Ordinary Shares

     The share capital of Celanese AG consists of (euro)140,069,354 divided into
54,790,369 ordinary shares of no par value issued in registered form, of which
4,425,351 ordinary shares are held by the company as treasury stock as of
September 30, 2005. Record holders of ordinary shares are registered in Celanese
AG's share register (Aktienregister). The share register is administered on behalf of Celanese AG by registrar services GmbH, as transfer agent and registrar in Germany and by Mellon Investor Services as transfer agent and registrar in the United States.

     Celanese AG also has (euro)3,195,574 in contingent capital. The contingent capital may only be used to grant stock options to members of the board of management and other senior managers of Celanese AG and its subsidiaries.
Celanese does not expect to issue any further stock options.

Dividends

     Pursuant to the Domination Agreement, minority shareholders receive a guaranteed fixed annual payment on their shares, in lieu of any future dividends for the fiscal years starting after September 30, 2004. The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain his or her shares was based on an analysis of the fair enterprise value of Celanese as of the date of the shareholders meeting on July
30 - 31, 2004, assuming a full distribution of profits. The gross guaranteed fixed annual payment is (euro)3.27 per share less certain corporate taxes. See
Item 8. Financial Information - Dividend Policy

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

     Celanese Europe Holding, through its 98 percent voting power at any
Celanese shareholders' meeting, has the ability to approve all of the above items.

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

Liquidation

     If Celanese AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their shareholdings.

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

Shareholder Meetings

     German law requires a company's annual general meeting to be held within the first eight months of each fiscal year. The board of management, supervisory board, or shareholders owning an aggregate amount of at least 5 percent of the issued shares may call a meeting of shareholders. There is no minimum quorum requirement for shareholder meetings. Among other things, the annual general meeting is asked to approve the appointment of an independent auditor, ratify the actions of the management and supervisory boards during the prior year, and, in certain instances, approve the annual accounts.

     According to Celanese AG's Articles of Association, shareholders listed in the shareholder register as of the date of the general meeting and who have indicated their desire to attend the general meeting no later than seven days prior to the meeting (unless a different period is prescribed by the board of management) are entitled to attend and vote at the meeting. Shareholders may also vote by proxy. Unless such proxies are granted to a credit institute or shareholders' association, they may be submitted by mail or telefax, as determined by the board of management and set forth in the invitation to the meeting.

     The Articles of Association delegate the responsibility for determining the order of agenda items, as well as the manner, form and order of voting, to the chairman of the meeting. The chairman may also allow the transmission of the general meeting as well as the participation in the general meeting, voting, or the exercise of other shareholders' rights, in each case either directly or by proxy, as permitted by law.

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

     The German Securities Trading Act requires holders of voting securities of a company whose shares are listed on a stock exchange to notify the company and the German Federal Supervisory Authority for Securities Trading (Bundesanstalt
fur Finanzdienstleistungsaufsicht) of the number of shares they hold if that number reaches, exceeds or falls below 5 percent, 10 percent, 25 percent, 50 percent and 75 percent of the company's outstanding voting rights. Moreover, the
German Securities Trading Act requires the board of management to publish this information promptly.

     The German Takeover Act requires any person who directly or indirectly obtains control over a listed company to publish this fact promptly and submit a mandatory tender offer for the outstanding shares within four weeks following the publication. The Takeover Act defines control in the meaning of this requirement as the holding of at least 30 percent of the voting rights in the relevant company. See Item 7. Major Shareholders and Related Party Transactions.

     The German Securities Trading Act requires members of the board of management and supervisory board to disclose to the company promptly the purchase and sale of shares in the company or its consolidated subsidiaries, as well as options or other instruments thereof. The company must publish this information promptly thereafter in a suitable electronic information system or in at least one official stock exchange gazette.

MATERIAL CONTRACTS

     On October 5, 2004, pursuant to an instruction from Celanese Europe Holding under the Domination Agreement Celanese entered into a Stock Purchase and Sale
Agreement with Celanese Europe Holding (then

known as BCP Crystal Acquisition GmbH & Co. KG), pursuant to which Celanese
Europe Holding purchased from Celanese 3,000,000 shares of the Series A common stock of CAC, par value US$100 per share, as well as 7,501,130 shares of the common stock of CAC, par value US$100 per share, together representing all of the issued and outstanding stock of CAC, in exchange for an intercompany note in the principal amount of (euro)290,917,882.18.

     On August 19, 2005, Celanese Europe Holding and Paulson & Co., Inc.
("Paulson"), together with Arnhold & S. Bleichroeder Advisers, LLC ("ASB" or, with Paulson, the "Sellers") entered into a Share Purchase and Transfer
Agreement and Settlement Agreement (the "Paulson Agreement"), whereby Paulson and ASB agreed to sell 5,758,299 and 160,000 CAG Shares, respectively, for the aggregate consideration of approximately (euro)302 million. In addition, we paid to such shareholders an additional purchase price of approximately (euro)12 million in consideration for the settlement of certain claims and for such shareholders agreeing to, among other things, (1) accept the shareholders'
resolutions passed at the extraordinary general meeting of Celanese held on July
30 and 31, 2004 and the annual general meeting of Celanese held on May 19 and
20, 2005; (2) to acknowledge the legal effectiveness of the Domination
Agreement; (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in German legal proceedings related to, among other things, challenging the effectiveness of the Domination Agreement and amount of fair cash compensation offered by Celanese Europe Holding in the
Mandatory Offer required by Section 305(1) of the German Stock Corporation Act;
(4) refrain from acquiring any CAG Shares or any other investment in Celanese;
and (5) refrain from taking any future legal action shareholder resolutions or corporate actions of Celanese. Celanese Europe Holding paid the aggregate consideration of (euro)314 million for the additional CAG Shares acquired from such shareholders and for the agreements described above using available cash.
The Paulson Agreement also provides that Celanese Europe Holding will undertake, subject to compliance with applicable law, to increase the fair compensation offered in the Mandatory Offer from (euro)41.92 per CAG Share (plus interest under the terms of the Mandatory Offer) to (euro)51.00 per CAG Share (plus interest under the terms of the Mandatory Offer) for the period from the date of the revised offer to September 29, 2005, subject to the agreement by the tendering minority holders of CAG Shares to waive their right to conduct special award proceedings (Spruchverfahren) and their right to any awards pursuant to such proceedings.

     Celanese has entered into several letters of support with Celanese
Corporation and Celanese Europe Holding, pursuant to which, Celanese Corporation agreed to guarantee certain direct and contingent financial obligations of
Celanese Europe Holding and certain other direct and indirect subsidiaries of
Celanese Corporation toward Celanese, resulting from instructions (Weisungen)
given to Celanese under the Domination Agreement (the "Obligations"). As of
February 15, 2006, the Obligations relating to such letters of support include:

     o    Intercompany notes of Celanese Europe Holding in the principal amounts of approximately:

          o    (euro)291 million, representing the fair market value of CAC;

          o    (euro)677 million, representing a receivable for intercompany debt with CAC that was transferred from Celanese;

          o    (euro)223 million, representing the amount of the equity
               investment in a Canadian indirect subsidiary of Celanese in connection with its acquisition of Acetex Corporation;

     o    An intercompany rate of BCP Acquisition GmbH & Co. KG in the principal amount of approximately (EURO) 66 million, representing a receivable for intercompany debt with CAC that was transferred from Celanese AG to BCP Acquisition GmbH & Co. KG;

     o    Intercompany notes in the principal amounts of approximately
          GB(pound)17 million and(euro)6 million from Celanese Emulsions Ltd., and Celanese Emulsions BV, respectively;

     o    Intercompany notes in the aggregate nominal amount of(euro)213 million from Acetex Chimie S.A., and Transatlantique Chimie S.A.; and

     o    Celanese Europe Holdings' obligation under the Domination Agreement to compensate Celanese for an annual loss (Jahresfehlbetrag), if any, incurred during a fiscal year.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions. For statistical purposes only, every individual or corporation residing in Germany must report to the German
Central Bank (Deutsche Bundesbank), any payment (other than those for the import or export of goods or the payment or

repayment of short term loans and deposits) received from or made to an individual or a corporation resident outside Germany if such payment exceeds
(euro)12,500 or the equivalent in a foreign currency. In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed (euro)5 million or the equivalent in a foreign currency during any one month. German residents must also report any direct investment outside Germany if such investment exceeds 10 percent of the total investment and/or if total assets in which the German resident is investing exceed (euro)3 million.

     Neither German law nor the Articles of Association of Celanese impose any limitations on the right of non-resident or non-German owners to hold or vote the CAG Shares.

TAXATION

     The following is a discussion of material United States federal income and
German tax consequences to Qualified Holders holding CAG Shares. This discussion is based upon existing United States federal income and German tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this annual report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of CAG Shares that (1) is a resident of the United States for purposes of the United States-Germany Income
Tax Treaty (the "Income Tax Treaty"), which generally includes an individual
United States resident, a corporation created or organized under the laws of the
United States, any state thereof or the District of Columbia and a partnership, estate or trust, to the extent its income is subject to taxation in the United
States as the income of a United States resident, either in its hands or in the hands of its partners or beneficiaries, (2) does not hold CAG Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (3) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty and (4) owns, directly or indirectly, less than 10 percent of the outstanding CAG Shares. This discussion assumes that the Qualified Holder holds CAG Shares as a capital asset. This discussion does not address all aspects of United States federal income and German taxation that may be relevant to all Qualified Holders in light of their particular circumstances, such as Qualified Holders whose shares were acquired under the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under
United States federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers. This discussion also does not address any aspects of state, local or non-United
States tax law.

     EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISORS
AS TO THE UNITED STATES FEDERAL INCOME AND GERMAN TAX CONSEQUENCES OF HOLDING
CAG SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE
TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING CAG
SHARES.

Taxation of Dividends (including Fixed Annual Payments (Ausgleiche))

     Under German law, German corporations are required to withhold tax on dividends distributed in 2005 out of prior year's profits in an amount equal to
20 percent of the gross amount paid to resident and nonresident shareholders.
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

     In the case of any Qualified Holder, the German withholding tax on dividends paid in 2005 is partially refunded under the Income Tax Treaty, effectively reducing the withholding tax to 15 percent of the gross amount of the dividend. Qualified Holders are not entitled to the dividends received deduction for United States federal income tax purposes with respect to dividends paid by non-United States corporations.

     Thus, for each U.S.$100 of gross dividend paid by Celanese in 2005 to a
Qualified Holder, the dividend after partial refund of the 20 percent withholding tax under the Income Tax Treaty will be subject to a German withholding tax of U.S.$15. Thus, for each U.S.$100 of gross dividend, the
Qualified Holder will include U.S.$100 in gross income and may be entitled to a foreign tax credit of U.S.$15, subject to applicable limitations of United
States federal income tax law.

     Dividends paid in euro to a Qualified Holder of CAG Shares will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including any deemed refund of German corporate tax) are received or treated as received by such holder. If dividends paid in euro are converted into dollars on the date received or treated as received, Qualified Holders generally should not be required to recognize foreign currency gain or loss in respect of each dividend.

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

     In accordance with arrangements under the Sub-Agency Agreement between the
Transfer Agent and the U.S. Transfer Agent relating to CAG Shares traded in the
United States, the CAG Shares held by Qualified Holders will be registered with the U.S. Transfer Agent, which will receive and distribute dividends to
Qualified Holders of CAG Shares and perform administrative functions necessary to claim the refund reflecting the current reduction in German withholding tax from 20 percent to 15 percent, and the refund of the 5.5 percent German surtax, when applicable, for such Qualified Holders. These arrangements may be amended or revoked at any time in the future.

     The U.S. Transfer Agent will prepare the German claim for refund forms on behalf of the Qualified Holders of CAG Shares and file them with the German tax authorities. In order for the U.S. Transfer Agent to file the claim for refund forms, the U.S. Transfer Agent will prepare and mail to the Qualified Holders of those CAG Shares, and those holders will be requested to sign and return to the
U.S. Transfer Agent, (i) a statement authorizing the U.S. Transfer Agent to perform these procedures and agreeing that the German tax authorities may inform the IRS of any refunds of German taxes and (ii) a written authorization to remit the refund of withholding to an account other than that of the Qualified Holder.
Qualified Holders must also submit to the U.S. Transfer Agent certification of their last filed United States federal income tax return. The U.S. Transfer
Agent will attach the signed statement, the certification and the documentation issued by the paying agency documenting the dividend paid and the tax withheld to the claim for refund form and file them with the German tax authorities.

     A simplified refund procedure for Qualified Holders whose CAG Shares are held through participants of the Depository Trust Company is in effect between the Depository Trust Company and the German tax authorities. Under this simplified refund procedure, the Depository Trust Company provides the German tax authorities with electronic certification of the U.S. taxpayer status of such Qualified Holders based on information it receives

from its participants, and claims a refund on behalf of those Qualified Holders.
Accordingly, Qualified Holders, using the simplified refund procedure, do not need to file refund claim forms through the U.S. transfer agent.

     The German tax authorities will issue refunds denominated in euro. In the case of CAG shares held by Qualified Holders, the refunds will be issued in the name of the U.S. Transfer Agent, which will convert the refunds to U.S. dollars and issue corresponding refund checks to the Qualified Holders of such CAG
Shares and brokers. Those brokers, in turn, will remit corresponding refund amounts to the Qualified Holders holding CAG Shares registered with such brokers. Qualified Holders of CAG Shares who receive a refund attributable to reduced withholding taxes under the Income Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the U.S. dollar value of the refund received or treated as received by the Qualified Holder differs from the U.S. dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received or treated as received by the Qualified Holder.

Taxation of Capital Gains

     Under the Income Tax Treaty, a Qualified Holder will not be liable for
German tax on capital gains realized or accrued on the sale or other disposition of CAG Shares.

     Upon a sale or other disposition of CAG Shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in CAG Shares. In the case of an individual Qualified Holder of CAG Shares, any such capital gain will be subject to a maximum United States federal income tax rate of 15 percent, if the individual Qualified Holder's holding period in these CAG Shares is more than 12 months.

German Gift and Inheritance Taxes

     The United States-Germany estate tax treaty provides that an individual whose domicile is determined to be in the United States for purposes of such treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual's death or making of a gift unless the CAG Shares (1) are part of the business property of a permanent establishment located in Germany or (2) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The United States-Germany estate tax treaty also provides a credit against
United States federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to limitations, in a case where the CAG Shares are subject to German inheritance or gift tax and United
States federal estate or gift tax.

German Capital Tax (Vermoegensteuer)

     The Income Tax Treaty provides that a Qualified Holder will not be subject to German capital tax with respect to the CAG Shares. As a result of a judicial decision, the German capital tax presently is not imposed.

United States Information Reporting and Backup Withholding

     Dividends on CAG Shares, and payments of the proceeds of a sale of CAG
Shares, paid within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a 31 percent rate unless the Qualified Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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
90036-3648 and 3 World Financial Center, Room 4-300, New York, New York 10280.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The following tables present information regarding Celanese's use of derivative financial instruments, and should be read together with Item 5.
Operating and Financial Review and Prospects, and Notes 2 and 23 to the
Consolidated Financial Statements.

INTEREST-RATE RISK MANAGEMENT

     The following tables provide information about Celanese's use of derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of September 30, 2005. The information is presented in euro equivalents, which is Celanese's reporting currency, at September 30,
2005 exchange rates.

                      INTEREST-RATE RISK MANAGEMENT - DEBT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                              AVERAGE INTEREST RATE
                               SEPTEMBER 30, 2005

                                                                                                 FAIR VALUE
                                                                                                     AT
                                                                                                  SEPTEMBER
                                       2006    2007   2008   2009   2010   THEREAFTER    TOTAL    30, 2005
                                      ------   ----   ----   ----   ----   ----------   ------   ----------
                                                      (IN (EURO) MILLIONS, EXCEPT PERCENTAGES)

DEBT, INCLUDING CURRENT PORTION
Variable rate (U.S. dollar) .......     3.59     --     --     --     --      8.30       11.89      11.89
Average interest rate .............     4.07%    --     --     --     --      4.79%         --         --
Fixed rate (euro) .................    22.95   0.05   0.06   60.5   0.07      0.63       84.26      84.26
Average interest rate .............     4.76%  7.50%  7.50%  4.67%  7.50%     7.50%         --         --
Variable rate (euro) ..............   195.66     --     --     --     --        --      195.66     195.66
Average interest rate .............     2.17%    --     --     --     --        --          --         --
Other currencies ..................    30.32     --     --     --     --     10.65       40.97      40.97
   Total ..........................   252.52   0.05   0.06   60.5   0.07     19.58      332.78     332.78

     For Celanese's fixed rate and variable rate debt, the table presents principal amounts and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at September 30, 2005. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected maturity date. Weighted average variable rates are based on the respective implied forward rates at September 30, 2005.

FOREIGN-EXCHANGE RISK MANAGEMENT

     The table below provides information about Celanese's significant derivative financial instruments that are sensitive to changes in exchange rates as of September 30, 2005. For foreign currency forward contracts related to debt management and certain sale and purchase transactions denominated in foreign currencies, the table presents the notional amounts and the weighted average contractual forward exchange rates. The foreign currency

forward contracts entered into by Celanese have a term of generally less than one year. Celanese had approximately (euro)420 million notional amount of foreign currency forward contracts outstanding in various currencies at
September 30, 2005. There were no foreign currency options outstanding as of
September 30, 2005.

                                                         AVERAGE
                                          CONTRACT     CONTRACTUAL      FAIR VALUE
                                           AMOUNT        FORWARD      SEPTEMBER 30,
CURRENCY PAIRS                           BUY (SELL)   EXCHANGE RATE        2005
--------------------------------------   ----------   -------------   -------------
                                           (IN (EURO) MILLIONS, EXCEPT FOR AVERAGE
                                             CONTRACTUAL FORWARD EXCHANGE RATE)

   FOREIGN CURRENCY FORWARD CONTRACTS
Euro
U.S. dollar ..........................      328.4          1.2192          4.3
Japanese yen .........................     (102.7)       111.8353          1.0
British pound ........................      (16.8)         0.6840          0.0
Canadian dollar ......................       83.1          1.4270          1.0
Australian dollar ....................        2.2          1.5910          0.0
Swedish Krona ........................       (2.0)         9.3284          0.0

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

ITEM 15. CONTROLS AND PROCEDURES

     In connection with the audit of Celanese Corporation's financial statements as of and for the nine months ended December 31, 2004, Celanese Corporation identified a material weakness in its internal controls for the same period, which may have an effect on Celanese. On March 30, 2005, Celanese Corporation received a letter from KPMG LLP, its independent auditors, who also identified the same material weakness and a second material weakness in the course of their audit. The additional material weakness identified by KPMG LLP related to several deficiencies in the assessment of hedge effectiveness and documentation.
The required adjustments were made in the proper accounting period, except for one immaterial hedging transaction adjusted during the quarter ended June 30,
2005. The material weakness identified by KPMG LLP and Celanese Corporation related to conditions preventing its ability to adequately research, document, review and draw conclusions on accounting and reporting matters, which had previously resulted in adjustments that had to be recorded to prevent Celanese
Corporation's financial statements from being materially misleading. The conditions largely related to significant increases in the frequency of, and the limited number of personnel available to address, complex accounting matters and transactions and as a result of the consummation of simultaneous debt and equity offerings during the year-end closing process. Celanese Corporation does not believe that the adjustments made in connection with these material weaknesses had any material impact on previously reported financial information. In response to the letter from KMPG with respect to the first material weakness identified above, a team responsible for the identification and documentation of potential derivative accounting transactions was organized and formal training specifically related to derivative accounting was commenced for team members.
With respect to the second material weakness identified above, additional accounting personnel have been hired, thereby ensuring that adequate personnel is available to adequately research, document, review and conclude on accounting
and

reporting matters and accounting resources have been increased. Additional personnel responsible for the development and implementation of additional internal reporting and accounting procedures, including derivative accounting procedures were also hired. Both material weaknesses were identified during
Celanese Corporation's year-end closing process for the year ended December 31,
2004 and still existed as of September 30, 2005. Celanese Corporation believes it completed remediation of these material weaknesses by the quarter ended
December 31, 2005.

     In addition, in September 2005, Celanese Corporation identified a significant deficiency in internal controls relating to sales made by its subsidiaries, including subsidiaries of Celanese AG, to countries and other parties that are or have previously been subject to sanctions and embargoes imposed by the U.S. government. This significant deficiency was identified as a result of an internal investigation that was initiated in connection with the
Commission's review of a registration statement. Celanese Corporation voluntarily disclosed this matter to the U.S. Treasury Department and the U.S.
Department of Commerce and we are currently engaged in discussions with them.
Immediate corrective actions have been taken, including a directive to senior business leaders stating that they are prohibited from selling products into certain countries subject to these trade restrictions, as well as modifications to accounting systems to prevent the initiation of purchase orders and shipment of products to these countries.

     Celanese, under the supervision and with the participation of Celanese's management, including the chief executive officer (CEO) and chief financial officer (CFO), performed an evaluation of the effectiveness of Celanese's
"disclosure controls and procedures" (as defined in Rule 13a-15(e) under the
1934 Act) as of September 30, 2005. Disclosure controls and procedures are defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the
Commission. Based on this evaluation, and as a result of the material weaknesses that were identified and continued during the period covered by this annual report, Celanese's CEO and CFO concluded that, as of September 30, 2005, the end of the period covered by this annual report, Celanese's disclosure controls and procedures were not effective for gathering, analyzing and disclosing the material information Celanese is required to disclose in the reports it files under the 1934 Act, within the time periods specified in the rules and forms of the Commission.

     During 2005, Celanese Corporation and its subsidiaries, including Celanese
AG, have been implementing changes to strengthen their internal controls. As a result of these changes and the remediation of the material weaknesses described above during the first quarter of fiscal year 2006, Celanese's CEO and CFO believe that, as of December 31, 2005, Celanese's disclosure controls and procedures are effective for gathering, analyzing and disclosing on a timely basis the material information required to be disclosed in the 1934 Act reports.
Moreover, Celanese continues to monitor its internal controls and procedures, and will take additional measures as necessary to address any issues identified by us and to ensure that our internal controls continue to be effective.

     Except as discussed above, there have been no changes in Celanese's
"internal controls over financial reporting" (as defined in Rule 13a-15(f) under the 1934 Act) during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

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

ITEM 16B. CODE OF ETHICS AND GOVERNANCE MATTERS

     The Global Business Conduct Policy or BCP for Celanese Corporation and its
subsidiaries, including Celanese AG, sets forth universal rules of conduct for company management, including the Chief Executive Officer, Chief Financial
Officer, and Chief Accounting Officer, as well as for all employees. The policy requires

employees and management to act honestly and ethically in all their dealings, and promotes the ethical handling of actual or apparent conflicts of interest.
It calls for full, fair, accurate, timely and understandable disclosure in periodic reports and public communications and adherence to applicable laws, rules and regulations. Violations of the BCP may be subject to severe disciplinary action, up to and including termination of employment. A third party help line has been established so that every Celanese employee, regardless of where the employee works, can voice policy concerns or report policy infringements or risks affecting Celanese. All Celanese management and employees receive periodic BCP training, either electronically or in person, and management must certify annually in writing that they have read, understood, and are in compliance with the BCP. During the year ended September 30, 2005,
Celanese did not make any amendments to, or waivers from, the BCP relating to its Chief Executive Officer or senior financial officers. The BCP can be found on Celanese's website at www.celanese.com.

     Celanese currently communicates its governance standards internally and externally. Celanese has a link on corporate governance issues on its internet website at http://www.celanese.com/index/celanese_ag/governance.htm. This site provides information about Celanese's corporate governance practices, such as its corporate governance guidelines, the statement of compliance with the German
Corporate Governance Code, as well as any current certifications made by
Celanese or its responsible governing bodies. (See also Item 15. Controls and
Procedures)

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft or KPMG has served as Celanese's registered public accounting firm for the year ended September 30, 2005, the nine months ended September 30, 2004 and for the year ended December 31, 2003 and, for which audited financial statements appear in this annual report. The independent auditor is selected each year at the Annual General Meeting. Celanese's supervisory board will propose to the Annual General Meeting to be held in May
2006 that KPMG be selected as the independent auditor for the 2006 fiscal year.

     In the annual meeting held on May 19-20, 2005, our shareholders appointed
KPMG, to serve as our independent auditors for the 2005 fiscal year. KPMG billed the following fees for professional services during the twelve months ended
September 30, 2005, and the nine months ended September 30, 2004:

                                  FOR THE TWELVE
                                   MONTHS ENDED       FOR THE NINE
                                  SEPTEMBER 30,       MONTHS ENDED
                                       2005        SEPTEMBER 30, 2004
TYPE OF FEES                     ((EURO)MILLION)     ((EURO)MILLION)
------------------------------   ---------------   ------------------
Audit ........................         1.2                 2.1
Audit-Related ................          --                  .4
Tax ..........................         0.1                  .6
All Other ....................          --                  --
                                       ---                 ---
Total ........................         1.3                 3.1
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

     For more information on the finance and audit committee, see Item 6.
Directors, Senior Management and Employees - Board Practices.

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

     In December 2005, the finance and audit committee approved the following non-audit services to be provided by KPMG during fiscal year 2006, as well as the work processes needed to control and monitor them:

     o    Continuation of SAS 100 Quarterly Reviews that commenced during the first quarter of 2003

     o    Continuation of the audit and evaluation of internal controls under the SAP system

     o    Documentation of functional area process controls in preparation of the certification process pursuant to Section 404 of the
          Sarbanes-Oxley Act of 2002

     o    Tax planning

     o    Tax compliance

     o    Due diligence procedures for risks related to identified and unidentified merger and acquisition candidates.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     This section is not applicable as CAG Shares are no longer listed on the
New York Stock Exchange.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Other than the shares tendered into the Mandatory Offer of (euro)41.92, the
Limited Offer of (euro)51.00, or the acquisition by Celanese Europe Holding of
5.9 million shares from two shareholders for the aggregate consideration of approximately (euro)302 million in August 2005, all of which Celanese Europe
Holding reported to the Commission under Schedule 13D, neither Celanese nor its affiliates have purchased any CAG Shares during the period from August 25, 2005 to September 30, 2005 or the period from October 1, 2004 to August 24, 2005.

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
     Wirtschaftspruefungsgesellschaft, are filed as part of this annual report:

     Report of the Board of Management

     Index to Consolidated Financial Statements

     Report of Independent Registered Public Accounting Firm

     Consolidated Financial Statements:

          Consolidated Statements of Operations for the period from August 25,
          2005 to September 30, 2005, the period from October 1, 2004 to August
          24, 2005, the Nine Months Ended September 30, 2004, the Nine Months
          Ended September 30, 2003 (unaudited) and the Year Ended December 31,
          2003

          Consolidated Balance Sheets as of September 30, 2005 and 2004

          Consolidated Statements of Shareholders' Equity for the period from
          August 25, 2005 to September 30, 2005, the period from October 1, 2004 to August 24, 2005, the Nine Months Ended September 30, 2004 and the
          Year Ended December 31, 2003

          Consolidated Statements of Cash Flows for the period from August 25,
          2005 to September 30, 2005, the period from October 1, 2004 to August
          24, 2005, the Nine Months Ended September 30, the Nine Months Ended
          September 30, 2003 (unaudited) and the Year Ended December 31, 2003

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

     4.1  Master Purchase Agreement between Madionova GmbH, as buyer and
          Clariant International AG, as seller, dated as of September 26, 2002
          (filed as Exhibit 4.1 to Celanese's Annual Report on Form 20-F for the
          year ended December 31, 2002, and incorporated herein by reference)

     4.2  English translation of Domination and Profit and Loss Transfer
          Agreement, dated as of June 22, 2004, between BCP Crystal Acquisition
          GmbH & Co. KG, as the dominating company, and Celanese AG, as dominated company (filed as Exhibit 4.2 to Celanese Annual Report on
          Form 20-F for the nine months ended September 30, 2004, and incorporated herein by reference).

     4.3  English translation of Service Agreement between Celanese AG and Peter
          Jakobsmeier, dated as of November 1, 2004 (filed as Exhibit 4.3 to
          Celanese Annual Report on Form 20-F for the nine months ended
          September 30, 2004, and incorporated herein by reference).

     4.4  English translation of Service Agreement between Celanese AG and
          Lyndon Cole, effective as of November 1, 2004 (filed as Exhibit 4.4 to
          Celanese Annual Report on Form 20-F for the nine months ended
          September 30, 2004, and incorporated herein by reference).

     4.5  English translation of Service Agreement between Celanese AG and
          Andreas Pohlmann effective as of November 1, 2004 (filed as Exhibit
          4.5 to Celanese Annual Report on Form 20-F for the nine months ended
          September 30, 2004, and incorporated herein by reference).

     4.6  Stock Purchase and Sale Agreement dated October 5, 2004 between
          Celanese AG and BCP Crystal Acquisition GmbH & Co. KG (filed as
          Exhibit 99.15 to Schedule 13D/A filed with the Commission on October
          7, 2004 and incorporated herein by reference).

     4.7  Share Purchase and Transfer Agreement and Settlement Agreement, dated
          August 19, 2005, between Celanese Europe Holding GmbH & Co. KG, as the purchaser and Paulson & Co. Inc. and Arnhold and S. Bleichroeder
          Advisers, LLC, each on behalf of its own and with respect to shares owned by the investment funds and separate accounts managed by it, as the sellers (filed as Exhibit 99.A.5.A.III to the Amendment to the
          Going Private Disclosure Document on Form SC13E3/A filed with the
          Commission on August 19, 2005 and incorporated herein by reference.)

     4.8  Form of Letter of Support between Celanese AG, Celanese Europe Holding
          GmbH & Co. KG, and Celanese Corporation.

     4.9  The total amount of long-term debt securities of Celanese AG or any of its subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of Celanese on a consolidated basis.
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

     8.1  Significant subsidiaries as of the end of the fiscal year covered by this annual report: See Significant Subsidiaries in Item 4.
          Information on the Company.

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

Date: March 31, 2006

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

     The Board of Management runs Celanese in the interests of its stockholders and in awareness of its responsibility towards employees and society. We manage the resources entrusted to us to increase the value of Celanese. However, under the domination and profit and loss transfer agreement in place between Celanese
AG and its parent company, Celanese AG's Board of Management may be required to carry out instructions issued by its parent company that are disadvantageous to
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

Kronberg im Taunus, February 7, 2006
The Board of Management

/s/ Andreas Pohlmann
---------------------------------
Andreas Pohlmann

/s/ Lyndon Cole                         /s/ Peter Jakobsmeier
---------------------------------       ------------------------------
Lyndon Cole                             Peter Jakobsmeier

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                  PAGE
                                                                                                  ----

CONSOLIDATED FINANCIAL STATEMENTS
   Report of Independent Registered Public Accounting Firm.....................................    F-3
   Consolidated Statements of Operations for the Period August 25, 2005 to September 30, 2005,
      the Period October 1, 2004 to August 24, 2005, the Nine Months Ended September 30,
      2004, the Nine Months Ended September 30, 2003 (unaudited) and the Year Ended
      December 31, 2003........................................................................    F-5
   Consolidated Balance Sheets as of September 30, 2005 and 2004...............................    F-6
   Consolidated Statements of Shareholders' Equity for the Period August 25, 2005 to September
      30, 2005, the Period October 1, 2004 to August 24, 2005, the Nine Months Ended
      September 30, 2004 and the Year Ended December 31, 2003..................................    F-8
   Consolidated Statements of Cash Flows for the Period August 25, 2005 to September 30,
      2005, the Period October 1, 2004 to August 24, 2005, the Nine Months Ended September
      30, 2004, the Nine Months Ended September 30, 2003 (unaudited) and the Year Ended
      December 31, 2003........................................................................    F-9
   Notes to Consolidated Financial Statements..................................................   F-10
CONSOLIDATED FINANCIAL STATEMENT SCHEDULE
   Schedule II - Valuation and Qualifying Accounts.............................................   F-64

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board
Celanese AG:

     We have audited the accompanying consolidated balance sheets of Celanese AG and subsidiaries ("Celanese") as of September 30, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to
August 24, 2005, the nine months ended September 30, 2004 and the year ended
December 31, 2003. In connection with our audits of the consolidated financial statements, we also have audited the consolidated financial statement schedule as listed in the accompanying index. These consolidated financial statements and schedule are the responsibility of Celanese's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Celanese as of September 30, 2005 and 2004 and the results of its operation and its cash flows for the period August 25, 2005 to September 30, 2005, the period October
1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

     The accompanying consolidated statements of operations and cash flows for the nine months ended September 30, 2003, were not audited by us and, accordingly, we do not express an opinion on them.

     As discussed in Note 5 to the consolidated financial statements, Celanese adopted Financial Accounting Standards Board Interpretation No. 46 (Revised),
"Consolidation of Variable Interest Entities - an interpretation of ARB No. 51", effective December 31, 2003.

     As discussed in Note 2 to the consolidated financial statements, Celanese
Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH &
Co. KG (the "Purchaser"), increased its investment in Celanese AG from approximately 84% to approximately 96%. The acquisition has been accounted for as a purchase and the Purchaser's basis in Celanese has been pushed down to the
Celanese's accounting records, creating a new basis of accounting effective
August 25, 2005. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than for the periods before the acquisition and, therefore, is not comparable.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftspruefungsgesellschaft
Frankfurt am Main, Germany
February 8, 2006, except for Note 31, which is as of March 31, 2006.

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      SUCCESSOR                          PREDECESSOR
                                                     ----------   ---------------------------------------------------------
                                                     AUGUST 25,   OCTOBER 1,    NINE MONTHS     NINE MONTHS
                                                       2005 TO      2004 TO        ENDED           ENDED        YEAR ENDED
                                                      SEPTEMBER     AUGUST     SEPTEMBER 30,   SEPTEMBER 30,   DECEMBER 31,
                                                      30, 2005     24, 2005         2004            2003           2003
                                                     ----------   ----------   -------------   -------------   ------------
                                                                                                (UNAUDITED)
                                                            (IN (EURO) MILLIONS EXCEPT FOR SHARE AND PER SHARE DATA

Net sales.........................................          238        1,972         1,520           1,579           2,041
Cost of sales.....................................         (218)      (1,481)       (1,193)         (1,263)         (1,655)
Selling, general and administrative expenses......          (18)        (153)         (154)           (153)           (207)
Research and development expenses.................           (4)         (36)          (33)            (32)            (43)
Special charges:
   Sorbates antitrust matters.....................           --           --            --             (84)            (84)
   Restructuring, impairment and other
      special charges.............................           (1)         (49)          (26)             (5)            (17)
Foreign exchange gain (loss)......................            1            3            (2)              1               2
Gain on disposition of assets.....................           --           --            --              --               1
                                                     ----------   ----------    ----------      ----------      ----------
   Operating profit (loss)........................           (2)         256           112              43              38
Equity in net earnings of affiliates..............            3            9            15              12              14
Interest expense..................................           (3)         (10)          (11)            (10)            (15)
Interest and other income, net....................            7           76            41              38              29
                                                     ----------   ----------    ----------      ----------      ----------
   Earnings from continuing operations
      before tax and minority interests...........            5          331           157              83              66
Income tax provision..............................           (1)         (77)          (39)            (24)            (30)
                                                     ----------   ----------    ----------      ----------      ----------
   Earnings (loss) from continuing operations
      before minority interests...................            4          254           118              59              36
Minority interests................................           (2)         (43)          (18)             (7)            (12)
                                                     ----------   ----------    ----------      ----------      ----------
   Earnings (loss) from continuing operations.....            2          211           100              52              24
Earnings (loss) from discontinued operations:
   Gain (loss)  from operation of discontinued
      operations..................................           --           --           (31)             93             127
   Gain (loss) on disposal of discontinued
      operations..................................           --           22            --              (1)             (1)
   Income tax provision...........................           --           --          (139)            (28)            (18)
                                                     ----------   ----------    ----------      ----------      ----------
   Earnings (loss) from discontinued operations...           --           22          (170)             64             108
                                                     ----------   ----------    ----------      ----------      ----------
   Net earnings (loss)............................            2          233           (70)            116             132
                                                     ==========   ==========    ==========      ==========      ==========
Earnings (loss) per common share - basic:
   Continuing operations..........................         0.04         4.20          2.02            1.05            0.47
   Discontinued operations........................           --         0.44         (3.44)           1.29            2.20
                                                     ----------   ----------    ----------      ----------      ----------
   Net earnings (loss)............................         0.04         4.64         (1.42)           2.34            2.67
                                                     ==========   ==========    ==========      ==========      ==========
Weighted average shares - basic:..................   50,365,018   50,269,363    49,401,898      49,487,911      49,445,958
Earnings (loss) per common share - diluted:
   Continuing operations..........................         0.04         4.19          2.02            1.05            0.47
   Discontinued operations........................           --         0.44         (3.44)           1.29            2.20
                                                     ----------   ----------    ----------      ----------      ----------
   Net earnings (loss)............................         0.04         4.63         (1.42)           2.34            2.67
                                                     ==========   ==========    ==========      ==========      ==========
Weighted average shares - diluted:................   50,365,018   50,331,758    49,401,898      49,487,911      49,457,145

        SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                  SUCCESSOR      PREDECESSOR
                                                -------------   -------------
                                                    AS OF           AS OF
                                                SEPTEMBER 30,   SEPTEMBER 30,
                                                     2005            2004
                                                -------------   -------------
                                                     (IN (EURO) MILLIONS)
ASSETS
Current assets:
   Cash and cash equivalents.................         176              91
   Receivables, net:
      Trade receivables, net - third party...         303             359
      Trade and other receivables - Related
         Entities and Affiliates.............         403             944
      Other receivables......................         111             123
   Inventories...............................         178             157
   Deferred income taxes.....................          --               7
   Other assets..............................           4               3
   Assets of discontinued operations.........          --           1,966
                                                    -----           -----
         Total current assets................       1,175           3,650
                                                    -----           -----
Investments..................................         261             237
Property, plant and equipment, net...........         584             566
Deferred income taxes........................          71              80
Notes receivable from Related Entities.......       1,257             193
Other assets.................................         124             150
Goodwill.....................................         194             441
Other intangible assets, net.................         254              23
                                                    -----           -----
         Total assets........................       3,920           5,340
                                                    =====           =====

        SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                                                        SUCCESSOR      PREDECESSOR
                                                      -------------   -------------
                                                          AS OF           AS OF
                                                      SEPTEMBER 30,   SEPTEMBER 30,
                                                          2005             2004
                                                      -------------   -------------
                                                           (IN (EURO) MILLIONS)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings and current
      installments of long-term debt - third
      party, Related Entities and Affiliates                252           170
   Accounts payable and accrued liabilities:
      Trade payables - third party                          138           214
      Trade payables - Related Entities and
         Affiliates                                         131            66
      Other current liabilities                             275           293
   Deferred income taxes                                      9            14
   Income taxes payable                                     109            82
   Liabilities of discontinued operations                    --         2,016
                                                          -----         -----
         Total current liabilities                          914         2,855
                                                          -----         -----
Long-term debt - third party and Related
   Entities                                                  80           331
Deferred income taxes                                       205            85
Benefit obligations                                          74            43
Other liabilities                                            32            27
Minority interests                                          159           111
Commitments and contingencies
Shareholders' equity:
   Common stock, no par value, (euro)140 million
      aggregate registered value; 54,790,369
      shares authorized and issued; 50,365,018
      and 49,881,618 shares outstanding at
      September 30, 2005 and September 30, 2004,
      respectively)                                         140           140
   Additional paid-in capital                             2,415         2,545
   Retained earnings (accumulated deficit)                    2           (96)
   Accumulated other comprehensive loss                      (5)         (595)
                                                          -----         -----
                                                          2,552         1,994
   Treasury stock at cost (4,425,351 and
      4,908,751 shares at September 30, 2005 and
      September 30, 2004, respectively)                     (96)         (106)
                                                          -----         -----
      Total shareholders' equity                          2,456         1,888
                                                          -----         -----
      Total liabilities and shareholders' equity          3,920         5,340
                                                          =====         =====

        SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
      AUGUST 25 TO SEPTEMBER 30, 2005, OCTOBER 1, 2004 TO AUGUST 24, 2005,
      NINE MONTHS ENDED SEPTEMBER 30, 2004 AND YEAR ENDED DECEMBER 31, 2003

                                                                                  RETAINED     ACCUMULATED
                                                                    ADDITIONAL    EARNINGS/       OTHER                    TOTAL
                                                                     PAID-IN    (ACCUMULATED  COMPREHENSIVE  TREASURY  SHAREHOLDERS'
                                                      COMMON STOCK   CAPITAL      DEFICIT)         LOSS        STOCK       EQUITY
                                                      ------------  ----------  ------------  -------------  --------  -------------
                                                                                   (IN (EURO) MILLIONS)

PREDECESSOR:
Balance at December 31, 2002........................       140         2,496        (130)         (402)        (104)       2,000
Comprehensive income (loss), net of tax:
   Net earnings.....................................        --            --         132            --           --          132
   Other comprehensive income (loss):
      Unrealized gain on securities (1).............        --            --          --             3           --            3
      Foreign currency translation..................        --            --          --          (114)          --         (114)
      Additional minimum pension liability (2)......        --            --          --            10           --           10
      Unrealized gain on derivative contracts (3)...        --            --          --             5           --            5
                                                                                                  ----                     -----
      Other comprehensive loss......................        --            --          --           (96)          --          (96)
                                                                                                                           -----
Comprehensive income................................        --            --          --            --           --           36
Dividends ((euro)0.44 per share)....................        --            --         (22)           --           --          (22)
Amortization of deferred compensation...............        --             5          --            --           --            5
Settlement of demerger liability (4)................        --            39          --            --           --           39
Purchase of treasury stock..........................        --            --          --            --          (14)         (14)
                                                           ---         -----        ----          ----         ----        -----
Balance at December 31, 2003........................       140         2,540         (20)         (498)        (118)       2,044
                                                           ---         -----        ----          ----         ----        -----
Comprehensive income (loss), net of tax:
   Net loss.........................................        --            --         (70)           --           --          (70)
   Other comprehensive income (loss):
      Unrealized gain on securities (1).............        --            --          --             3           --            3
      Foreign currency translation..................        --            --          --            12           --           12
      Additional minimum pension liability (2)......        --            --          --          (115)          --         (115)
      Unrealized gain on derivative contracts (3)...        --            --          --             3           --            3
                                                                                                  ----                     -----
      Other comprehensive loss......................        --            --          --           (97)          --          (97)
Comprehensive loss..................................        --            --          --            --           --         (167)
Dividends ((euro)0.12 per share)....................        --            --          (6)           --           --           (6)
Amortization of deferred compensation...............        --             2          --            --           --            2
Settlement of demerger liability (4)................        --             2          --            --           --            2
Exercise of stock options funded by treasury stock..        --             1          --            --           12           13
                                                           ---         -----        ----          ----         ----        -----
Balance at September 30, 2004.......................       140         2,545         (96)         (595)        (106)       1,888
                                                           ---         -----        ----          ----         ----        -----
   Net earnings.....................................        --            --         233            --           --          233
   Other comprehensive income (loss):
      Unrealized loss on securities (1).............        --            --          --            (1)          --           (1)
      Foreign currency translation..................        --            --          --            29           --           29
      Additional minimum pension liability (2)......        --            --          --           (15)          --          (15)
      Unrealized loss on derivative contracts (3)...        --            --          --            (2)          --           (2)
                                                                                                  ----                     -----
      Other comprehensive income....................        --            --          --            11           --           11
Comprehensive income................................        --            --          --            --           --          244
Management compensation.............................        --            11          --            --           --           11
Transfer of entities to parent......................        --          (227)         --           577           --          350
Settlement of demerger liability (4)................        --             2          --            --           --            2
Exercise of stock options funded by treasury stock..        --             6          --            --           10           16
                                                           ---         -----        ----          ----         ----        -----
Balance at August 24, 2005..........................       140         2,337         137            (7)         (96)       2,511
                                                           ---         -----        ----          ----         ----        -----
SUCCESSOR:
   Push down adjustments (See Notes 1 & 2)..........        --            73        (137)           --           --          (64)
   Net earnings.....................................        --            --           2            --           --            2
   Other comprehensive income (loss):
      Foreign currency translation..................        --            --          --            (1)          --           (1)
      Additional minimum pension liability (2)......        --            --          --             2           --            2
      Unrealized gain on derivative contracts (3)...        --            --          --             1           --            1
                                                                                                  ----                     -----
      Other comprehensive income....................        --            --          --             2           --            2
Comprehensive income................................        --            --          --            --           --            4
Emulsions powders sale..............................        --             4          --            --           --            4
Settlement of demerger liability (4)................        --             1          --            --           --            1
                                                           ---         -----        ----          ----         ----        -----
Balance at September 30, 2005.......................       140         2,415           2            (5)         (96)       2,456
                                                           ===         =====        ====          ====         ====        =====

(1)  Net of tax (benefit) expense of (euro)1 million in 2003, (euro)2 million for September 30, 2004, (euro)0 million for the period October 1, 2004 to
     August 24, 2005 and (euro)0 million for the period August 25, 2005 to
     September 30, 2005.

(2)  Net of tax (benefit) expense of (euro)4 million in 2003, (euro)(74) million for September 30, 2004, (euro)(5) million for the period October 1, 2004 to
     August 24, 2005 and (euro)0 million for the period August 25, 2005 to
     September 30, 2005.

(3)  Net of tax (benefit) expense of (euro)3 million in 2003, (euro)1 million for September 30, 2004, (euro)(1) million for the period October 1, 2004 to
     August 24, 2005 and (euro)0 million for the period August 25, 2005 to
     September 30, 2005.

(4)  Net of tax expense of (euro)29 million in 2003, (euro)1 million for
     September 30, 2004, (euro)1 million for the period October 1, 2004 to
     August 24, 2005 and (euro)0 million for the period August 25, 2005 to
     September 30, 2005.

        SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     SUCCESSOR                        PREDECESSOR
                                                    ----------  ------------------------------------------------------
                                                    AUGUST 25,  OCTOBER 1,       NINE           NINE
                                                      2005 TO     2004 TO    MONTHS ENDED   MONTHS ENDED   YEAR ENDED
                                                     SEPTEMBER  AUGUST 24,  SEPTEMBER 30,  SEPTEMBER 30,  DECEMBER 31,
                                                     30, 2005      2005          2004           2003          2003
                                                    ----------  ----------  -------------  -------------  ------------
                                                                                            (UNAUDITED)
                                                                           (IN (EURO) MILLIONS)

Operating activities from continuing operations:
   Net earnings (loss) ...........................        2         233          (70)           116           132
   (Earnings) loss from discontinued operations,
      net ........................................       --         (22)         170            (64)         (108)
Adjustments to reconcile net earnings (loss) to
   net cash provided by operating activities:
      Special charges, net of amounts used .......       --          52           (2)            41            78
      Stock based compensation ...................       --           3            3             39            56
      Depreciation and amortization ..............        7          62           74             74            97
      Change in equity of affiliates .............       (3)         13           (1)            (2)            1
      Deferred income taxes ......................       (4)          8           87              7            21
      (Gain) loss on disposition of assets, net ..       --          --           --             --            (1)
      Gain) loss on sale of businesses ...........       --          --           --             (4)           (4)
      Write-downs of investments .................       --          --           --             --             4
      (Gain) loss on foreign currency ............        3          21           (8)            88           140
      Minority interests .........................        2          43           18              7            12
      Changes in operating assets and liabilities:
         Trade receivables, net - third party and
            affiliates ...........................       15          10          (54)            19            56
         Other receivables .......................        9        (155)         (13)            --           (41)
         Inventories .............................       40         (54)         (12)            18             2
         Trade payables - third party and
            affiliates ...........................       22         (82)         (27)           (54)          (21)
         Other liabilities .......................       25         102          (53)          (102)         (197)
      Income taxes payable .......................      (14)         45           19            (93)         (123)
      Other, net .................................      (24)         30          (21)            (3)           24
                                                        ---        ----          ---           ----          ----
      Net cash provided (used in) by operating
        activities ...............................       80         309          110             87           128
Investing activities from continuing operations:
      Capital expenditures on property, plant and
         equipment ...............................       (8)        (68)         (42)           (56)          (87)
      Acquisitions of businesses and purchase of
         investment ..............................       --          (2)          --            (13)          (15)
      Loans and notes to/from affiliates .........      (32)       (352)          --             --            --
      Net proceeds (outflow) on sale of assets ...       21          --            1              6             4
                                                                                                             ----
      Net proceeds from disposal of discontinued
         operations ..............................       --          43            3             --
      Proceeds from sale of marketable
         securities ..............................       --          --           --             --            --
      Purchases of marketable securities .........       --          --           --             --            --
      Other, net .................................       --          --           --             (2)           (3)
                                                        ---        ----          ---           ----          ----
      Net cash used in investing activities ......      (19)       (379)         (38)           (65)         (101)
Financing activities from continuing operations:
      Short-term borrowings (repayments), net ....        9          54            2              7           (17)
      Proceeds from long-term debt ...............        3          15            5             --            50
      Payments of long-term debt .................       --          (4)         (53)            (5)           (8)
      Proceeds from sale (purchase) of treasury
        stock ....................................       --          16           13            (14)          (14)
      Issuance of preferred stock by consolidated
         subsidiary ..............................       --          --           14             --            --
      Dividend payments ..........................       --          --           (6)           (22)          (22)
                                                        ---        ----          ---           ----          ----
      Net cash provided by (used in) financing
         activities ..............................       12          81          (25)           (34)          (11)
Exchange rate effects on cash ....................       --           1           --             --            --
                                                        ---        ----          ---           ----          ----
      Net increase (decrease) in cash and cash
         equivalents .............................       73          12           47            (12)           16
      Cash and cash equivalents at beginning of
         period ..................................      103          91           44             28            28
                                                        ---        ----          ---           ----          ----
      Cash and cash equivalents at end of
         period ..................................      176         103           91             16            44
                                                        ===        ====          ===           ====          ====
Net cash (used in) provided by discontinued
   operations:
      Operating activities .......................       --          --         (192)           118           210
      Investing activities .......................       --          --          124            (95)         (129)
      Financing activities .......................       --          --          128            (88)          (88)
                                                        ---        ----          ---           ----          ----
      Net cash (used in) provided by discontinued
         operations ..............................       --          --           60            (65)           (7)
                                                        ===        ====          ===           ====          ====

        SEE THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          CELANESE AG AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE COMPANY

     On October 22, 1999, Celanese AG and its subsidiaries ("Celanese" or the
"Company"), was demerged from Hoechst AG ("Hoechst") and became an independent publicly traded company.

     Celanese is a global industrial chemicals company. Its business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas, into value-added chemicals and chemical-based products. The Company's portfolio consists of three main business segments:
Chemical Products, Technical Polymers Ticona ("Ticona") and Performance
Products.

     On April 6, 2004, Celanese Europe Holding GmbH & Co. KG, formerly known as
BCP Crystal Acquisition GmbH & Co. KG (the "Purchaser") acquired approximately
84% of the outstanding Celanese ordinary shares, excluding treasury stock ("CAG shares"), pursuant to a voluntary tender offer commenced in February 2004. These shares were acquired at a price of (euro)32.50 per share or an aggregate purchase price of (euro)1,385 million, including direct acquisition costs of approximately (euro)56 million. Following the completion of the acquisition, the
CAG shares were delisted from the New York Stock Exchange on June 2, 2004. CAG shares continue to trade on the Frankfurt Stock Exchange in Germany.

     During the period August 25, 2005 to September 30, 2005 and the period
October 1, 2004 to August 24, 2005, the Purchaser acquired additional CAG shares for a purchase price of (euro)0 million and (euro)325 million, respectively. As of September 30, 2005 and 2004, the Purchaser's ownership percentage was approximately 96% and 84%, respectively. The additional CAG shares were acquired pursuant to either i) the mandatory offer (See Note 3) commenced in September
2004 or ii) the purchase of additional CAG shares as described below. On
November 4, 2005, the Purchaser advised Celanese AG of its request to commence the process for affecting a squeeze-out of the remaining shareholders (See Note
3).

     BASIS OF PRESENTATION

     The financial position, results of operations, statement of cash flows and related disclosures for periods prior to August 24, 2005, the effective date of the acquisition of CAG shares resulting in push-down accounting (See Note 2), are presented as those of the "Predecessor". The financial position, results of operations, statement of cash flows and related disclosures subsequent to August
24, 2005 are presented as those of the "Successor".

     The consolidated financial statements of the Successor as of September 30,
2005 and for the period from August 25, 2005 to September 30, 2005 reflect the
Purchaser's basis of accounting in accordance with SEC Staff Accounting Bulletin
No. 54, Push Down Basis of Accounting Required in Certain Limited Circumstances,
resulting from the acquisitions of CAG shares under the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB")
Statement of Financial Accounting Standards ("SFAS") No. 141, Business
Combinations. Accordingly, the purchase price and related push down accounting adjustments have been recorded in the financial statements at and for the period commencing on August 25, 2005, which resulted in a new basis of accounting reflecting the Purchaser's accounting basis in the Company's assets and liabilities at August 25, 2005. The consolidated financial statements of the
Predecessor are presented using the Company's historic basis of accounting.
Therefore, the results of the Successor may not be comparable to the results of the Predecessor due to the difference in the basis of presentation of push down accounting as compared to historical cost.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

2. PURCHASE OF ADDITIONAL CAG SHARES

     On August 24, 2005, the Purchaser acquired 5.9 million, or approximately
12%, of the outstanding CAG shares from two shareholders for the aggregate consideration of (euro)302 million. In addition, the Purchaser also paid to such shareholders an additional purchase price of (euro)12 million in consideration for the settlement of certain claims and for such shareholders agreeing to, among other things, (1) accept the shareholders' resolutions passed at the extraordinary general meeting of Celanese held on July 30 and 31, 2004 and the annual general meeting of Celanese held on May 19 and 20, 2005, (2) acknowledge the legal effectiveness of the domination and profit and loss transfer agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in legal proceedings related to, among other things, challenging the effectiveness of the domination and profit and loss transfer agreement, and amount of fair cash compensation offered by the
Purchaser in the mandatory offer required by Section 305(1) of the German Stock
Corporation Act, (4) refrain from acquiring any CAG shares or any other investment in Celanese, and (5) refrain from taking any future legal action with respect to shareholder resolutions or corporate actions of Celanese. The
Purchaser paid the aggregate consideration of (euro)314 million for the additional CAG shares that were acquired from such shareholders and for the agreements described above using available cash. The Purchaser also made all other shareholders a limited offer pursuant to which it increased for a limited period of time its offer to purchase any remaining outstanding CAG shares to
(euro)51 per share (plus interest on (euro)41.92 per share) for all minority shareholders against waiver of the shareholders' rights to participate in an increase of the offer consideration as a result of the pending award proceedings. In addition, all shareholders who tendered their shares pursuant to the mandatory offer of (euro)41.92 per share commenced in September 2004, were entitled to claim the difference between the increased offer of (euro)51 per share and the mandatory offer of (euro)41.92 per Share. The limited offer commenced on August 30, 2005 to September 29, 2005. For minority shareholders who did not accept the limited offer on or prior to the September 29, 2005 expiration date, the terms of the original (euro)41.92 per share mandatory offer continued to apply. The mandatory offer will remain open for two months following final resolution of the award proceedings (Spruchverfahren) by the
German courts.

     ACCOUNTING FOR THE ACQUISITION OF CAG SHARES

     As described above, on April 6, 2004, Celanese Corporation, the ultimate parent of the Purchaser and Celanese, acquired financial control of Celanese. On
August 24, 2005, the Purchaser acquired an additional 12% of the outstanding CAG shares. The Purchaser has allocated the purchase price on the basis of its estimate of the fair value of the underlying assets acquired and liabilities assumed on April 6, 2004 and August 24, 2005. The assets acquired and liabilities assumed are reflected at fair value at acquisition for the approximate 96% portion acquired and at historical basis for the remaining minority interest of approximately 4%. The difference between the purchase price and the amounts allocated to specific assets and liabilities is included in goodwill. The following are the push-down accounting adjustments of the purchase price:

                                          PREDECESSOR                 SUCCESSOR
                                             AS OF                       AS OF
                                           AUGUST 24,    PUSH DOWN    AUGUST 25,
                                             2005       ADJUSTMENTS     2005
                                          -----------   -----------   ----------
                                                  (IN (EURO) MILLIONS)
Current assets:
   Cash and cash equivalents...........         103           --           103
   Receivables.........................         808           --           808
   Inventories.........................         216            5           221
   Other current assets................           5           --             5
Investments............................         235           22           257
Property plant and equipment...........         532           52           584

                         CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                          PREDECESSOR                 SUCCESSOR
                                             AS OF                       AS OF
                                           AUGUST 24,    PUSH DOWN    AUGUST 25,
                                             2005       ADJUSTMENTS     2005
                                          -----------   -----------   ----------
                                                  (IN (EURO) MILLIONS)
Deferred income taxes..................          73           (3)           70
Other non-current assets...............       1,376           (4)        1,372
Intangible assets......................          18          237           255
Goodwill...............................         441         (247)          194
                                              -----         ----         -----
   Total assets acquired...............       3,807           62         3,869
                                              -----         ----         -----
Current liabilities:
   Short-term borrowings and current
      installments of long-term debt...         241           --           241
   Accounts payable and accrued
      liabilities......................         233           --           233
   Other current liabilities...........         399           --           399
Long term debt.........................          77           --            77
Benefit obligations....................          67            4            71
Deferred income taxes..................          84          122           206
Other long term liabilities............          39                         39
Minority interest......................         156           --           156
Total equity...........................       2,511          (64)        2,447
                                              -----         ----         -----
Total liabilities and equity...........       3,807           62         3,869
                                              =====         ====         =====

     Cash and cash equivalents, receivables, other current assets, accounts payable and accrued liabilities and other current liabilities were stated at their historical carrying values, given the short term nature of these assets and liabilities.

     The estimated fair value of inventory, as of August 24, 2004, has been allocated based on management's computations. This inventory was subsequently sold during the period from August 25, 2005 to September 30, 2005.

     Deferred income taxes have been provided in the consolidated balance sheet based on the Purchaser's estimate of the tax versus book basis of the assets acquired and liabilities assumed.

     The Purchaser's estimate of pension benefit obligations, which resulted in a push down adjustment of (euro)4 million, has been reflected in the allocation of purchase price at the projected benefit obligation less plan assets at fair market value.

     The Purchaser and the Company expect to finalize the push-down accounting related to the August 24, 2005 purchase of CAG shares by quarter ended June 30,
2006. As of September 30, 2005, all estimates are still preliminary.

     3. DOMINATION AGREEMENT AND ORGANIZATIONAL RESTRUCTURING

     Domination Agreement

     On October 1, 2004, a domination and profit and loss transfer agreement
(the "Domination Agreement") between Celanese and the Purchaser became effective. When the Domination Agreement became operative, the Purchaser became obligated to offer to acquire all outstanding CAG shares from the minority shareholders of Celanese in return for payment of fair cash compensation. The amount of this fair cash compensation was determined to be (euro)41.92 per share, plus interest, in accordance with applicable German law. The Purchaser may elect, or be required, to pay a purchase price in excess of (euro)41.92 to acquire the remaining CAG shares. Any minority shareholder who elects not to sell its shares to the Purchaser will be entitled to remain a shareholder of
Celanese and to receive from the Purchaser a gross guaranteed fixed

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

annual payment on their shares of (euro)3.27 per CAG share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of entering into the Domination
Agreement, the net guaranteed fixed annual payment is (euro)2.89 per share for a full fiscal year, which commences on or after October 1, 2004. The net guaranteed fixed annual payment may, depending on applicable corporate tax rates, in the future be higher, lower or the same as (euro)2.89 per share.

     Beginning October 1, 2004, under the terms of the Domination Agreement, the
Purchaser, as the dominating entity, among other things, is required to compensate Celanese AG for any statutory annual loss incurred by Celanese AG, the dominated entity, on a non-consolidated basis, at the end of the fiscal year when the loss was incurred. This obligation to compensate Celanese AG for annual losses will apply during the entire term of the Domination Agreement.

     There is no assurance that the Domination Agreement will remain operative in its current form. If the Domination Agreement ceases to be operative, the
Purchaser will not be able to directly give instructions to the Celanese board of management. The Domination Agreement cannot be terminated by the Purchaser in the ordinary course until September 30, 2009. However, irrespective of whether a domination agreement is in place between the Purchaser and Celanese, under
German law Celanese is effectively controlled by the Purchaser because of the
Purchaser's more than 95% ownership of the outstanding CAG shares. The Purchaser does have the ability, through a variety of means, to utilize its controlling rights to, among other things, (1) cause a domination agreement to become operative; (2) use its ability, through its more than 95% voting power at any shareholders' meetings of Celanese, to elect the shareholder representatives on the Supervisory Board and to thereby effectively control the appointment and removal of the members of the Celanese board of management; and (3) effect all decisions that a majority shareholder who owns more than 95% is permitted to make under German law. The controlling rights of the Purchaser constitute a controlling financial interest for accounting purposes and result in the
Purchaser being required to consolidate Celanese as of the date of acquisition.
In addition as long as the Domination Agreement remains effective, the Purchaser is entitled to give instructions directly to the management board of Celanese, including, but not limited to, instructions that are disadvantageous to
Celanese, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with either the Purchaser or Celanese. As a dominated company, Celanese may be affected by risks that affect the Purchaser and its affiliates, including, but not limited to, risks arising out of the debt levels of some of these companies.

     The Domination Agreement is subject to legal challenges instituted by dissenting shareholders. During August 2004, nine actions were brought by minority shareholders against Celanese in the Frankfurt District Court
(Landgericht), all of which were consolidated in September 2004. Several minority shareholders joined these proceedings via a third party intervention in support of the plaintiffs. The Purchaser joined the proceedings via a third party intervention in support of Celanese.

     Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July
30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders.

     Twenty-seven minority shareholders filed lawsuits in May and June of 2005 in the Frankfurt District Court (Landgericht) contesting the shareholder resolutions passed at the annual general meeting held May 19-20, 2005, which confirmed the resolutions passed at the July 30-31, 2004 extraordinary general meeting approving the Domination Agreement and a change in Celanese's fiscal year. In conjunction with the acquisition of 5.9 million ordinary shares of
Celanese from two shareholders in August 2005, two of those lawsuits were withdrawn in August 2005. Additional lawsuits will be withdrawn subsequent to
September 30, 2005 (see Note 30).

     Celanese is also a defendant in five actions filed in the Frankfurt
District Court (Landgericht) requesting that the court declare some or all of the shareholder resolutions passed at the extraordinary general meeting of
Celanese on July 30 and 31, 2004 null and void (Nichtigkeitsklage), based on allegations

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

that certain formal requirements necessary in connection with the invitation to the extraordinary general meeting of Celanese had been violated.

     The Frankfurt District Court (Landgericht) has suspended the proceedings regarding the resolutions passed at the July 30-31, 2004 extraordinary general meeting described above as long as the lawsuits contesting the confirmatory resolutions are pending.

     Further, on August 2, 2004, two minority shareholders instituted public register proceedings with each of the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court (Landgericht), both with a view to have the registration of the Domination Agreement in the Commercial Register deleted
(Amtsloschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Purchaser and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register. In April 2005, the court of appeals rejected the demand by one shareholder for injunctive relief, and in June 2005 the Frankfurt
District Court (Landgericht) ruled that it does not have jurisdiction over this matter. The claims in the Konigstein Local Court (Amtsgericht) are still pending.

     If legal challenges of the Domination Agreement by dissenting shareholders of Celanese are successful, some or all actions taken under the Domination
Agreement, including the transfer of Celanese Americas Corporation ("CAC"), an indirect subsidiary of Celanese, (see Organizational Restructuring below for discussion regarding CAC's transfer) may be required to be reversed and the
Purchaser may be required to compensate Celanese for damages caused by such actions.

     Squeeze-Out

     Because the Purchaser owns shares representing more than 95 percent of the registered ordinary share capital (excluding treasury shares) of Celanese,
Celanese Corporation caused the Purchaser to require, as permitted under German law, the transfer to the Purchaser of the shares owned by the then-outstanding minority shareholders of Celanese in exchange for fair cash compensation (the
"Squeeze-Out"). The Squeeze-Out will require the approval by the affirmative vote of the majority of the votes cast at Celanese's annual general meeting in
May 2006 and will become effective upon its registration in the commercial register. Once the Purchaser effects the Squeeze-Out, the Purchaser must pay the then remaining minority shareholders of Celanese fair cash compensation, in exchange for their shares. The amount of the fair cash compensation per share may be equal to, higher or lower than the Tender Offer price or the fair cash compensation offered pursuant to the Domination Agreement. The amount to be paid to the minority shareholders as fair cash compensation in exchange for their
Celanese ordinary shares in connection with the Squeeze-Out will be determined on the basis of the fair value of the enterprise of Celanese, determined by the
Purchaser in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese's shareholders' meeting, and examined by a duly qualified auditor chosen and appointed by the Frankfurt
District Court (Landgericht).

     The Squeeze-Out would require approval by the shareholders of Celanese.
While it is to be expected that in each case, the Purchaser will have the requisite majority in such meeting to assure approval of such measures, minority
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
of the Squeeze-Out. Accordingly, there can be no assurance that the Squeeze-Out can be implemented timely or at all.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Organizational Restructuring

     In October 2004, the parent of the Purchaser, Celanese Corporation, completed an organizational restructuring (the "Restructuring"). As part of the
Restructuring, Celanese Corporation, by causing the Purchaser to give corresponding instruction under the Domination Agreement, effected the transfer of all of the shares of CAC from Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Caylux Holding Luxembourg S.C.A. ("BCP Caylux)
which resulted in BCP Caylux owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. The transfer was effected under the Domination Agreement as follows: (1) Celanese Holding GmbH distributed all outstanding shares in CAC to Celanese, (2) Celanese sold all outstanding shares in CAC to the Purchaser for a note in an amount equal to CAC's fair market value of (euro)291 million and (3) the Purchaser transferred all outstanding capital stock of CAC to BCP Caylux for (euro)291 million. In addition, CPO, a wholly-owned subsidiary of Celanese, which acted as a purchasing agent on behalf of Celanese as well as third parties, was transferred to the Purchaser. This transfer was made equal to CPO's fair market value of (euro)13 million. As a result of these transfers, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese
Corporation, the ultimate parent of the Purchaser and Celanese.

     As a result of the Restructuring, the term notes, pollution control bonds, variable rate term loan payable to BCP Caylux and a portion of the capital leases are no longer obligations of Celanese AG. Celanese AG and its subsidiaries are no longer named parties under the credit facilities after the
Restructuring. As of September 30, 2004, Celanese AG had net intercompany notes with consolidated subsidiaries, which previously were eliminated in consolidation. As part of the Restructuring and pursuant to instructions issued by the Purchaser under the Domination Agreement, these intercompany notes were replaced with notes due from the Purchaser of (euro)1,034 million. The repayment of these notes will depend upon sufficient liquidity of the Purchaser, Celanese
Corporation and its subsidiaries. The major portion of these notes bear interest of 4.67% per annum and mature in 2009. Celanese Corporation has provided letters of support for the repayment of these notes.

     As a result of the Restructuring, CAC is no longer a wholly-owned subsidiary of Celanese. CAC's assets, liabilities and results of operations have been included as discontinued operations (See Note 8).

     As this is a transaction between entities under common control, the transfers of CAC and CPO were recorded at the historical cost net book value of
CAC and CPO, and resulted in a deemed distribution from additional paid in capital.

4. SUMMARY OF ACCOUNTING POLICIES

     o    CHANGE IN FISCAL YEAR

     In July 2004, the majority of Celanese's shareholders approved a change of the Celanese fiscal accounting year to commence October 1st and end September
30th. As a result, Celanese's 2004 fiscal year was for a nine month period that ended on September 30, 2004.

     o    CONSOLIDATION PRINCIPLES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its majority owned subsidiaries over which Celanese exercises control as well as special purpose entities which are variable interest entities where Celanese is deemed the primary beneficiary (See Note 5). All significant intercompany accounts and transactions have been eliminated in consolidation.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     o    INTERNATIONAL FINANCIAL REPORTING STANDARDS

     Pursuant to a regulation of the European Union, Celanese is required to report consolidated financial statements in accordance with International
Financial Reporting Standards ("IFRS"), formerly known as International
Accounting Standards, with its first fiscal year beginning on or after January
1, 2007. As such, the Company plans to adopt the IFRS reporting requirements for the 2008 fiscal year, beginning on October 1, 2007. Following the Squeeze-Out, a potential delisting from the Frankfurt Stock Exchange would impact the implementation of the IFRS reporting requirements.

     o    GERMAN STATUTORY REPORTING EXEMPTIONS

     Celanese AG, Kronberg im Taunus, prepares consolidated financial statements according to article 290 HGB, that will be filed with the Commercial Register of the Konigstein im Taunus District Court and will be published pursuant to the
German legal regulations in the Federal Gazette (Bundesanzeiger).

     Ticona GmbH, Kelsterbach, is included in the consolidated financial statements of Celanese AG. Accordingly, the exemption of article 264 III HGB has been applied to Ticona GmbH.

     o    ESTIMATES AND ASSUMPTIONS

     The preparation of consolidated financial statements in conformity with
U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues, expenses and allocated charges during the reporting period. The more significant estimates pertain to purchase accounting, allowance for doubtful accounts, inventory allowances, impairments of intangible assets and other long-lived assets, restructuring costs and other special charges, income taxes, pension and other postretirement benefits, asset retirement obligations, environmental liabilities and loss contingencies. Actual results could differ from those estimates.

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

     o    FINANCIAL INSTRUMENTS

     Celanese addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. As a matter of principle, Celanese does not use derivative financial instruments for trading purposes. Celanese has been party to interest rate swaps as well as foreign currency forward contracts in the management of its interest rate and foreign currency exchange rate exposures. Celanese generally utilizes interest rate derivative contracts in order to fix or limit the

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

interest paid on existing variable rate debt. Celanese acts as a clearing house for its affiliates and thus, utilizes foreign currency derivative financial instruments to eliminate or reduce the exposure arising from internal foreign currency forward transactions completed with respective entities to eliminate their operational exposure from foreign currency denominated receivables and payables. Certain foreign currency denominated intercompany receivables and payables are also hedged with foreign currency forward transactions according to the hedging strategy of Celanese.

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

     Gains and losses on derivative instruments as well as the offsetting losses and gains on the hedged items are reported in earnings in the same accounting period. Gains and losses relating to the ineffective portion of hedges are recorded in other income (expense), net. Foreign exchange contracts designated as hedges for anticipated exposures are accounted for as cash flow hedges. The effective portion of unrealized gains and losses associated with the contracts are deferred as a component of accumulated other comprehensive income (loss)
until the underlying hedged transactions affect earnings. Derivative instruments that are not designated as hedges are marked-to-market at the end of each accounting period with the results included in earnings.

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

     o    INVESTMENTS AND EQUITY IN NET EARNINGS OF AFFILIATES

     Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of
Accounting for Investments in Common Stock, stipulates that the equity method should be used to account for investments in corporate ventures and certain other companies when an investor has "the ability to exercise significant influence over operating and financial policies of an investee". APB Opinion No.
18 generally considers an investor to have the ability to exercise significant influence when it owns 20 percent or more of the voting stock of an investee.
Financial Accounting Standards Board ("FASB") Interpretation No. 35, Criteria
for Applying the Equity Method of Accounting for Investments in Common Stock,
which was issued to clarify the criteria for applying the equity method of accounting to 50 percent or less owned companies, lists circumstances under which, despite 20 percent ownership, an investor may not be able to exercise significant influence. Certain investments where Celanese owns greater than a 20 percent ownership and can not exercise significant influence or control are accounted for under the cost method. Such investments

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

aggregate (euro)18 million and (euro)20 million at September 30, 2005 and 2004, respectively, and are included within long-term other assets.

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

Land improvements.....................   20 years
Buildings and building improvements...   30 years
Machinery and equipment...............   20 years

     Effective January 1, 2005, Celanese Corporation revised the estimated useful lives of certain machinery and equipment. The asset depreciation lives that were previously ten years were increased to twenty years and the useful lives of its building improvements from ten to thirty years. The Company has prospectively reflected such changes in its financial statements.

     Leasehold improvements are amortized over ten years or the remaining life of the respective lease, whichever is shorter. Assets acquired in business combinations are recorded at their fair values and depreciated over the assets remaining useful life or the life of the Company's policy, which ever is shorter.

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

     IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT - Celanese assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. The estimate of fair value may be determined as the amount at which the asset could be bought or sold in a current transaction between willing parties. If this information is not available, fair value is determined based on the best information available in the circumstances. This frequently involves the use of a valuation technique including the present value of expected future cash flows, discounted at a rate commensurate with the risk involved, or other acceptable valuation techniques. Impairment of property, plant and equipment to be disposed of is determined in a similar manner, except that fair value is reduced by the costs to dispose of the assets (See Note 12).

     o    INTANGIBLE ASSETS

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business ("goodwill") and other intangible assets with indefinite useful lives are tested for impairment at least annually.
Patents, trademarks and other intangibles with finite lives are amortized on a straight-line basis over their estimated economic lives (See Note 13).

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

     Certain individual legal entities, included herein, are covered by a Profit and Loss Sharing Agreement with a parent company outside Celanese AG. The parent company results are not reflected in these financial statements and related notes. As a result of the agreement, these legal entities remit their respective tax liabilities to the parent company rather than the tax authorities. These amounts have been reflected in the provision for income taxes.

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

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     o    ENVIRONMENTAL LIABILITIES

     Celanese manufactures and sells a diverse line of chemical products throughout the world. Accordingly, Celanese's operations are subject to various hazards incidental to the production of industrial chemicals including the use, handling, processing, storage and transportation of hazardous materials.
Celanese recognizes losses and accrues liabilities relating to environmental matters if available information indicates it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the event of a loss is neither probable nor reasonably estimable, but is reasonably possible, Celanese provides appropriate disclosure in the notes to its consolidated financial statements if the contingency is material. Celanese estimates environmental liabilities on a case-by-case basis using the most current status of available facts, existing technology and presently enacted laws and regulations. Environmental liabilities for which the remediation period is fixed and associated costs are readily determinable are recorded at their net present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable (See Note 27).

     o    LEGAL FEES

     Celanese accrues for legal fees related to litigation matters when the costs associated with defending these matters can be reasonably estimated and are probable of occurring. All other legal fees are expensed as incurred.

     o    PUSH DOWN ACCOUNTING

     As described in Note 1, because the Purchaser acquired more than a 95%
ownership percentage in Celanese, Celanese was required to follow push down accounting. Under push down accounting, the Company's assets and liabilities are adjusted to fair value, as determined by the Purchaser. Given the time it takes to obtain pertinent information to finalize the fair value of assets and liabilities acquired, (frequently with implications to the push down allocation of fair value). it is often several quarters before the Purchaser is able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The judgements made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net earnings (loss).

     o    MINORITY INTERESTS

     Minority interests in the equity and results of operations of the entities consolidated by Celanese are shown as a separate item in the consolidated financial statements. The entities included in the consolidated financial statements that have minority interests at September 30, 2005 are as follows:

                                         CELANESE
                                           AG'S
                                         OWNERSHIP
                                        PERCENTAGE
                                        ----------
InfraServ GmbH & Co. Oberhausen KG...       98%
Celanese Polisinteza d.o.o...........       76%
Celanese Singapore PTE Ltd...........       70%
Synthesegasanlage Ruhr GmbH..........       50%
Pemeas GmbH..........................       41%
Dacron GmbH..........................        0%

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     Celanese has a 60 percent voting interest and the right to appoint a majority of the board of management of Synthesegasanlage Ruhr GmbH, which results in Celanese controlling this entity and, accordingly, consolidating this entity in its consolidated financial statements.

     Dacron GmbH and Pemeas GmbH are variable interest entities as defined under
FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities.
Celanese is deemed the primary beneficiary of these variable interest entities and, accordingly, consolidates these entities in its consolidated financial statements (See Note 5). In December 2005, the Company sold a majority of its ownership interests in Pemeas GmbH and Dacron GmbH. (See Note 30).

     o    ACCOUNTING FOR SORBATES MATTERS

     In accordance with the demerger agreement between Hoechst and Celanese, which became effective October 22, 1999, Celanese was assigned the obligation related to the Sorbates matters. However, Hoechst agreed to indemnify Celanese for 80 percent of payments for such obligations. Expenses related to this matter are recorded gross of any such recoveries from Hoechst in the Consolidated
Statement of Operations. Recoveries from Hoechst, which represent 80 percent of such expenses, are recorded directly to shareholders' equity, net of tax, as a contribution of capital in the Consolidated Balance Sheet (See Note 21).

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

     o    EARNINGS PER SHARE

     Basic earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is based on the net earnings divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive. At September 30, 2005, Celanese had no employee stock options outstanding. As of September 30, 2004, Celanese had 0.5 million options outstanding. There were no employee stock options considered dilutive for the one month ended September 30, 2005 while there were approximately 62,000 employee options that were dilutive for the eleven months ended August 24, 2005. There were no employee stock options considered dilutive for the nine months ended September 30, 2004 but there were approximately 11,000 employee stock options considered dilutive for the year ended December 31, 2003.

     o    STOCK-BASED COMPENSATION

     Celanese accounts for stock options and similar equity instruments under the fair value method which requires compensation cost to be measured at the grant date based on the value of the award. The fair value

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

of stock options is determined using the Black-Scholes option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility and the expected dividends of the underlying stock, and the risk-free interest rate over the expected life of the option. Compensation expense based on the fair value of stock options is recorded over the vesting period of the options and has been recognized in the accompanying consolidated financial statements (See Note 22).

     Compensation expense for stock appreciation rights, either partially or fully vested, is recorded based on the difference between the base unit price at the date of grant and the quoted market price of Celanese's common stock on the
Frankfurt Stock Exchange at the end of the period proportionally recognized over the vesting period and adjusted for previously recognized expense (See Note 22).

     On January 21, 2005, in connection with its public offering of common stock, Celanese Corporation, the ultimate parent of the Company, granted stock options to employees of the Company. The options vest over an eight year period and in accordance with SFAS No. 123, the fair value of these options is to be recognized over the vesting period (See Note 22).

     In December 2004, Celanese Corporation approved a stock incentive plan and discounted share plan for key employees and directors, including certain
Celanese employees and directors. Celanese recorded compensation expense for the fair value of shares issued under this plan in accordance with SFAS No. 123 (See
Note 22).

     o    RECLASSIFICATIONS

     The Company has reclassified certain prior period amounts to conform to the current period's presentation.

5. ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

     Accounting Changes Adopted in 2005

     In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary
Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary
Transactions ("SFAS No. 153"). The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The adoption of SFAS No. 153 did not have a material impact on the results of operations and financial position as of and for the period August 25, 2005 to September 30, 2005 and the period
October 1, 2004 to August 24, 2005.

     In March 2005, the FASB issued FSP No. FIN 46(R)-5, Implicit Variable
Interests under FASB Interpretation No. 46 (revised December 2003). FSP FIN
46(R)-5 addresses whether a reporting enterprise should consider whether it holds an implicit interest in a variable interest entity or potential variable interest entity when specific conditions exist. The provisions of FSP FIN
46(R)-5 are applicable for reporting periods beginning after March 3, 2005
(Celanese's fiscal quarter ending June 30, 2005). FSP FIN 46(R)-5 did not have a material impact on Celanese's consolidated financial statements as of and for the period August 25, 2005 to September 30, 2005 and the period October 1, 2004 to August 24, 2005.

     Accounting Changes Adopted in 2004

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     In January 2003, and subsequently revised in December 2003, the FASB issued
FIN No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised
(collectively, "FIN No. 46"), respectively. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements"
requiring the consolidation of certain variable interest entities ("VIEs") which are defined as entities having equity that is not sufficient to permit such entities to finance their activities without additional subordinate financial support or whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be the primary beneficiary is required to consolidate the VIE. FIN No. 46 requires VIEs that meet the definition of a special purpose entity to be consolidated by the primary beneficiary.

     Celanese has a lease agreement for its cyclo-olefin copolymer ("COC") plant with Dacron GmbH, a special purpose entity. This special purpose entity was created primarily for the purpose of constructing and subsequently leasing the
COC plant to Celanese. This arrangement qualifies as a VIE. Based upon the terms of the lease agreement and the residual value guarantee Celanese provided to the lessors, Celanese is deemed the primary beneficiary of the VIE. The consolidation of this entity had a material impact on Celanese's financial position and results of operations and cash flows as of and for the period
August 25, 2005 to September 30, 2005 and the period October 1, 2004 to August
24, 2005. The consolidation of this entity did not have a material impact on
Celanese's financial position and results of operations and cash flows as of and for the nine months ended September 30, 2004.

     In April 2004, Celanese and a group of investors led by Conduit Ventures
Ltd. entered into a venture, which was named Pemeas GmbH. This venture was formed in order to advance the commercialization of Celanese's fuel cell technology. Pemeas GmbH is considered a variable interest entity as defined under FIN No. 46. Celanese is deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements.

     Accounting Changes Adopted in 2003

     Celanese adopted SFAS No. 143, Accounting for Asset Retirement Obligations
("SFAS No. 143"), on January 1, 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at its discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is immaterial (See Note 17).
The effect of the adoption of SFAS No. 143 on proforma net income and proforma earnings per share for prior periods presented is not material.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on
Derivative Instruments and Hedging Activities ("SFAS No. 149"). SFAS No. 149 is
intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in their entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material effect on Celanese's consolidated financial position or results of operations.

     In December 2003, the FASB issued SFAS No. 132 (revised), Employers'
Disclosures about Pensions and Other Postretirement Benefits ("SFAS No. 132
(revised)"). SFAS No. 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

measurement or recognition of those plans. The statement retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement generally is effective for fiscal years ending after December 15, 2003. Celanese's disclosures in Note 20 incorporate the requirements of SFAS No. 132 (revised).

     Recent Accounting Pronouncements

     In March 2005, FASB issued Interpretation No. 47, Accounting for
Conditional Asset Retirement Obligations -- an interpretation of FASB Statement
No. 143 ("FIN No. 47"). FIN No. 47 provides guidelines as to when a company is required to record a conditional asset retirement obligation. In general, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred -- generally upon acquisition, construction, or development and (or) through the normal operation of the asset.
FIN No. 47 is effective no later than the end of fiscal years ending after
December 15, 2005. The Company is still assessing the impact of FIN No. 47 on its future results of operations and financial position.

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error
Corrections-A Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS
No. 154"). SFAS No. 154 requires retrospective application to prior period financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in non-discretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No.
154 also requires that a change in depreciation, amortization, or depletion method for long-lived non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. The Company is required to adopt the provision of SFAS No. 154, as applicable, beginning in the fiscal year ending
September 30, 2006.

     In September 2005, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 04-13, Accounting for Purchases and Sales of Inventory
with the Same Counterparty ("EITF Issue No. 04-13"). This consensus outlines the treatment of sales and purchases of inventory between an entity and the same counterparty as one transaction for purposes of applying Accounting Principles
Board Opinion 29. The guidance is to be applied prospectively in periods beginning after March 15, 2006. The Company is evaluating the impact of EITF
Issue No. 04-13 on its financial statements.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, amendment to ARB No. 43 Chapter 4 ("SFAS No. 151"), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 is effective for fiscal years beginning after
June 15, 2005. Celanese is in the process of assessing the impact of SFAS No.
151 on its future results of operations and financial position.

     In December 2004, the FASB revised SFAS No. 123, Accounting for Stock Based
Compensation, ("SFAS No. 123 (revised)") which requires that the cost from all share-based payment transactions be recognized in the financial statements. SFAS
No. 123 (revised) is effective for the first interim or annual period beginning after June 15, 2005. Celanese is in the process of assessing the impact of SFAS
No. 123 (revised) on its future results of operations and financial position.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

6. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                SUCCESSOR                    PREDECESSOR
                                                              -------------   -----------------------------------------
                                                                AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                                                 2005 TO       2004 TO         ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                                   2005          2005           2004           2003
                                                              -------------   ----------   -------------   ------------
                                                                                (IN (EURO) MILLIONS)

Cash paid for:
Taxes, net of refunds......................................        (1)            16            (1)             122
Interest, net of amounts capitalized.......................         2             11            11               15
Noncash investing and financing activities:
Settlement of demerger liability, net of tax
   (See Note 21)...........................................         1              2             2               39

7. TRANSACTIONS AND RELATIONSHIPS WITH AFFILIATES AND RELATED ENTITIES

     Celanese is a party to various transactions with affiliated companies and
Related Entities. Companies for which Celanese has a material ownership interest, primarily investments accounted for under the cost or equity method of accounting, are considered Affiliates. Related Entities represent Celanese
Corporation or any of its consolidated subsidiaries in which Celanese does not have an ownership interest. Any transactions or balances with such companies are considered Affiliate transactions. The following tables represent Celanese's transactions with Affiliates and Related Entities, as defined above, for the periods presented.

                                         SUCCESSOR                    PREDECESSOR
                                       -------------   -----------------------------------------
                                         AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                          2005 TO       2004 TO         ENDED        YEAR ENDED
                                       SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                            2005          2005           2004           2003
                                       -------------   ----------   -------------   ------------
                                                         (IN (EURO) MILLIONS)

STATEMENTS OF OPERATIONS
Purchases from Affiliates (1).......         3             29             30             32
Sales to Affiliates (1).............         8             79             61             38
Interest income from Affiliates.....         2             --              1             --
Interest expense to Affiliates......         1              2              1              5

                                              SUCCESSOR                    PREDECESSOR
                                            -------------   -----------------------------------------
                                              AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                               2005 TO       2004 TO         ENDED        YEAR ENDED
                                            SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                 2005          2005           2004           2003
                                            -------------   ----------   -------------   ------------
                                                              (IN (EURO) MILLIONS)

STATEMENTS OF OPERATIONS
Purchases from Related Entities (1)......         46           396            271             381
Sales to Related Entities (1)............          5            44             42              80
Interest income from Related Entities....          6            55             26              25
Interest expense to Related Entities.....         --             6              6               8

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                        SUCCESSOR      PREDECESSOR
                                                                      -------------   -------------
                                                                          AS OF           AS OF
                                                                      SEPTEMBER 30,   SEPTEMBER 30,
                                                                           2005            2004
                                                                      -------------   -------------
                                                                           (IN (EURO) MILLIONS)

BALANCE SHEETS
   Trade and other receivables from Affiliates.....................         30              33
   Current notes receivable (including interest) from Affiliates...         27              30
   Long-term notes receivable from Affiliates......................         --              --
                                                                           ---             ---
      Total receivables from Affiliates............................         57              63
                                                                           ===             ===
   Accounts payable and other liabilities due Affiliates...........          7              10
   Short-term borrowings from Affiliates (2).......................        112              80
   Long-term borrowings from Affiliates ...........................         --              --
                                                                           ---             ---
      Total due Affiliates.........................................        119              90
                                                                           ===             ===

                                                                   SUCCESSOR      PREDECESSOR
                                                                 -------------   -------------
                                                                     AS OF           AS OF
                                                                 SEPTEMBER 30,   SEPTEMBER 30,
                                                                      2005            2004
                                                                 -------------   -------------
                                                                      (IN (EURO) MILLIONS)

BALANCE SHEETS
   Trade and other receivables from Related Entities..........          27              24
   Current notes receivable (including interest) from Related
      Entities................................................         319             857
   Long-term notes receivable from Related Entities (3).......       1,257             193
                                                                     -----           -----
      Total receivables from Related Entities.................       1,603           1,074
                                                                     =====           =====
   Accounts payable and other liabilities due Related Entities         124              56
   Short-term borrowings from Related Entities ...............         118              85
   Long-term borrowings from Related Entities.................          60             307
                                                                     -----           -----
      Total due Related Entities..............................         302             448
                                                                     =====           =====

(1)  Purchases/Sales from/to Affiliates and Related Entities

     Purchases and sales from/to Affiliates and Related Entities are accounted for at prices, which in the opinion of management, approximate those charged to third party customers for similar goods or services.

(2)  Short- term borrowings from Affiliates (See Note 16)

     The Company has agreements with certain Affiliates, primarily Infraserv entities, whereby excess Affiliate cash is lent to and managed by the Company at variable interest rates governed by those agreements.

(3)  Long-term notes receivable from Related Entities (See Note 3)

     The repayment of these notes will depend upon sufficient liquidity of the
Purchaser, Celanese Corporation and its subsidiaries. The major portion of these notes bear interest of 4.67% per annum and mature in 2009 and 2010. Celanese
Corporation has provided letters of support for the repayment of these notes.

8. ACQUISITIONS, DISCONTINUED OPERATIONS, DIVESTITURES AND VENTURES

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

     VENTURES:

     o    In April 2004, Celanese and a group of investors led by Conduit
          Ventures Ltd. entered into a venture, which was named Pemeas GmbH.
          This venture was formed in order to advance the commercialization of
          Celanese's fuel cell technology. Pemeas GmbH was considered a variable interest entity as defined under FIN No. 46. Celanese was deemed the primary beneficiary of this variable interest entity and, accordingly, consolidates this entity in its consolidated financial statements. The consolidation of this entity did not have a material impact on
          Celanese's financial position or results of operations and cash flows for the period August 25, 2005 to September 30, 2005, the period
          October 1, 2004 to August 24, 2005 or the nine months ended September
          30, 2004. In December 2005, the Company sold a majority of its ownership interest in Pemeas GmbH, which would result in the Company no longer being the primary beneficiary (See Note 30).

     o    In August 2005, the Company and Hatco Corporation agreed to wind up
          Estech GmbH, its venture for neopropyl esters. The Company recorded an impairment charge of (euro)8 million related to this matter.

     o    On October 1, 2003, Celanese and Degussa AG ("Degussa") completed the combination of their European oxo businesses. The venture, which is named European Oxo GmbH, consists of both companies' propylene-based oxo chemical activities. Celanese contributed to European Oxo GmbH net assets with a carrying value of (euro)10 million for a 50 percent interest in the venture. Celanese retained substantially all the accounts receivable, accounts payable and accrued liabilities of its contributed business existing on September 30, 2003. In addition,
          Celanese and Degussa each have committed to fund the venture equally.
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

     DISCONTINUED OPERATIONS:

     The following tables summarize the results of the discontinued operations of CAC (See Note 3) as well as the Company's Acrylates and Vinnolit businesses for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended
December 31, 2003:

                                                       SUCCESSOR                    PREDECESSOR
                                                     -------------   -----------------------------------------
                                                       AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                                        2005 TO       2004 TO         ENDED        YEAR ENDED
                                                     SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                          2005          2005           2004           2003
                                                     -------------   ----------   -------------   ------------
                                                                       (IN (EURO) MILLIONS)

Net sales                                                  --            --           1,888          2,743
Cost of sales                                              --            --          (1,646)         2,475
Gross profit                                               --            --             242            268
Operating profit (loss)                                    --            --             (61)            73
Gain (loss) on disposal of discontinued operations         --            22              --             (1)
Earnings (loss) from discontinued operations               --            22            (170)           108

     The assets and liabilities of the discontinued operations of CAC as well as the Company's Acrylates and Vinnolit businesses are presented separately under the captions "Assets of discontinued operations" and

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

"Liabilities of discontinued operations," respectively, in the accompanying
Balance Sheets as of September 30, 2005 and 2004, and consist of the following:

                                                          SUCCESSOR      PREDECESSOR
                                                        -------------   -------------
                                                            AS OF           AS OF
                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                             2005            2004
                                                        -------------   -------------
                                                            (IN (EURO) MILLIONS)

ASSETS OF DISCONTINUED OPERATIONS:
   Current assets....................................         --              208
   Property and equipment, net.......................         --              637
   Goodwill..........................................         --              424
   Other assets......................................         --              697
                                                             ---            -----
      Total assets of discontinued operations........         --            1,966
                                                             ===            =====
LIABILITIES OF DISCONTINUED OPERATIONS:
   Current liabilities...............................         --              613
   Long-term debt....................................         --              154
   Deferred income taxes.............................         --                3
   Benefit obligations...............................         --              980
   Other liabilities.................................         --              349
   Minority interests................................         --              (83)
                                                             ---            -----
      Total liabilities of discontinued operations...         --            2,016
                                                             ===            =====

     DIVESTITURES:

     2005

     o    In October 2004, Celanese Corporation completed the Restructuring (See
          Note 3).

     o    In July 2005, in connection with Celanese Corporation's acquisition of
          Imperial Chemical Industries PLC's ("ICI") Vinamul emulsions business, the Purchaser caused Celanese to sell its emulsion powders business to
          ICI for (euro)21 million. This transaction includes a supply agreement whereby Celanese will supply product to ICI for a period of up to fifteen years. The fair value of the supply contract was (euro)9 million in favor of ICI and was recorded as deferred revenue to be amortized over fifteen years. Closing of the transaction occurred in
          September 2005. Total net sales for the emulsion powders business for the periods October 1, 2004 to August 24, 2005 and August 25, 2005 to
          September 30, 2005 was (euro)32 million. Total net loss for the periods October 1, 2004 to August 24, 2005 and August 25, 2005 to
          September 30, 2005 was (euro)1 million. The gain on the sale of the emulsions powder business was (euro)4 million and was recorded as an increase to additional paid in capital.

9. RECEIVABLES, NET

                                                                        SUCCESSOR            PREDECESSOR
                                                                   -------------------   -------------------
                                                                   AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                                                          2005                  2004
                                                                   -------------------   -------------------
                                                                              (IN (EURO) MILLIONS)

Trade receivables - third party.................................            308                    366
Trade and other receivables - Related Entities and Affiliates...            403                    944
Other receivables...............................................            111                    123
                                                                            ---                  -----
   Subtotal.....................................................            822                  1,433
Allowance for doubtful accounts.................................             (5)                    (7)
                                                                            ---                  -----
   Net receivables..............................................            817                  1,426
                                                                            ===                  =====

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

10. INVENTORIES

                                     SUCCESSOR            PREDECESSOR
                                -------------------   -------------------
                                AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                       2005                  2004
                                -------------------   -------------------
                                           (IN (EURO) MILLIONS)
Finished goods...............            142                  133
Work-in-process(1) ..........             --                   --
Raw materials and supplies...             36                   24
                                         ---                  ---
   Total Inventories.........            178                  157
                                         ===                  ===

(1) Amount of WIP in each period is less than (euro)1 million.

11. INVESTMENTS

     Celanese accounts for the following Affiliates under the equity method:

                                                                                           SUCCESSOR          PREDECESSOR
                                                                                    -----------------------   -----------
                                                                                                 CELANESE'S    CELANESE'S
                                                                                    CELANESE'S    SHARE OF      SHARE OF
                                                                                     CARRYING     EARNINGS      EARNINGS
                                                                                       VALUE       (LOSS)        (LOSS)
                                                                                    ----------   ----------   -----------
                                                                                                 AUGUST, 25    OCTOBER, 1
                                                                                                  2005 TO       2004 TO
                                                                         PERCENT     SEPTEMBER    SEPTEMBER    AUGUST 24,
AFFILIATE                                              SEGMENT          OWNERSHIP    30, 2005     30, 2005        2005
---------                                        --------------------   ---------   ----------   ----------   -----------
                                                                                            (IN (EURO) MILLIONS)

Estech GmbH & Co. KG..........................    Chemical Products        51.0%         --           --           (9)
European Oxo GmbH.............................    Chemical Products        50.0%         10            1           --
Korea Engineering Plastics Co., Ltd...........          Ticona             50.0%        120            1           10
InfraServ GmbH & Co. Gendorf KG...............          Other              39.0%         18           --            3
InfraServ GmbH & Co. Hoechst KG...............          Other              31.2%         97            1            4
InfraServ GmbH & Co. Knapsack KG..............          Other              27.0%         14           --            1
Sherbrooke Capital Health and Wellness, L.P...   Performance Products      10.0%          2           --           --
                                                                                        ---          ---          ---
   Total......................................                                          261            3            9
                                                                                        ===          ===          ===

                                              SUCCESSOR              PREDECESSOR
                                      ------------------------   ------------------
                                      AS OF AND FOR THE TWELVE    AS OF AND FOR THE
                                       MONTHS ENDED SEPTEMBER     NINE MONTHS ENDED
                                              30, 2005           SEPTEMBER 30, 2004
                                      ------------------------   ------------------
                                                       (IN (EURO) MILLIONS)

Affiliates totals:
   Net sales                                    1,692                    1,191
   Net earnings                                    28                       48
Total assets                                    1,174                    1,181
Total liabilities                                (705)                    (657)
Interests of others                              (310)                    (345)
                                                -----                    -----
   Celanese's share of equity                     159                      179
Push down accounting adjustments                   22                       --

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                       SUCCESSOR            PREDECESSOR
                                                  -------------------   ------------------
                                                   AS OF AND FOR THE     AS OF AND FOR THE
                                                  TWELVE MONTHS ENDED    NINE MONTHS ENDED
                                                   SEPTEMBER 30, 2005   SEPTEMBER 30, 2004
                                                  -------------------   ------------------
                                                            (IN (EURO) MILLIONS)

Excess of cost over underlying equity in net
   assets acquired                                         80                   58
                                                          ---                  ---
   Celanese's carrying value of investments               261                  237
                                                          ===                  ===

                                                    SUCCESSOR               PREDECESSOR
                                                  -------------   --------------------------------
                                                    AUGUST, 25
                                                      2005 TO       OCTOBER, 1       NINE MONTHS
                                                  SEPTEMBER 30,   2004 TO AUGUST   ENDED SEPTEMBER
                                                       2005          24, 2005          30, 2004
                                                  -------------   --------------   ---------------
                                                                 (IN (EURO) MILLIONS)

Celanese's share of net earnings...............         3                9               15
Celanese's share of dividends..................        --               22               14
                                                      ---              ---              ---

                                                                                                  NET BOOK
                                                                                                    VALUE
                                                                                            --------------------
                                                                                            (IN (EURO) MILLIONS)

PREDECESSOR:
December 31, 2003........................................................................           235
   Exchange rate changes.................................................................             1
   Celanese's share of equity method investee earnings, net of dividends received........             1
                                                                                                    ---
September 30, 2004.......................................................................           237
   Exchange rate changes.................................................................            11
   Celanese's share of equity method investee earnings, net of dividends received........           (13)
                                                                                                    ---
August 24, 2005..........................................................................           235
SUCCESSOR:
   Push down accounting adjustments......................................................            22
   Exchange rate changes.................................................................             1
   Celanese's share of equity method investee earnings, net of dividends received........             3
                                                                                                    ---
September 30, 2005.......................................................................           261
                                                                                                    ===

     Estech GmbH & Co. KG is a venture created in 2002 for the production and marketing of neopolyol esters. Celanese accounts for its ownership interest in
Estech GmbH & Co. KG under the equity method of accounting because the minority shareholder has substantive participating rights that allow it to participate in significant decisions made in the ordinary course of business. In August 2005, the Company and Hatco Corporation agreed to wind up Estech GmbH, its venture for neopropyl esters. The Company recorded an impairment charge of (euro)8 million related to this matter.

     In October 2003, Celanese and Degussa completed the formation of European
Oxo Chemicals GmbH, a venture created to own and operate the European propylene-based oxo businesses of Celanese and Degussa (See Note 8).

     Celanese accounts for its ownership interest in Sherbrooke Capital Health and Wellness, L.P. under the equity method of accounting because Celanese is able to exercise significant influence.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

12. PROPERTY, PLANT AND EQUIPMENT

                                                           BUILDING,
                                                           BUILDING
                                              LAND       IMPROVEMENTS   MACHINERY   CONSTRUCTION
                                            AND LAND    AND LEASEHOLD      AND           IN        CAPITALIZED
                                          IMPROVEMENT    IMPROVEMENTS   EQUIPMENT     PROGRESS       INTEREST      TOTAL
                                          -----------   -------------   ---------   ------------   -----------    ------
                                                                               (IN (EURO) MILLIONS)

PREDECESSOR:
Net book value at September 30, 2004...        33             47            431           41            14           566
                                              ---           ----            ---          ---           ---           ---
ACQUISITION OR CONSTRUCTION COST
   September 30, 2004..................        38            152          1,449           41            23         1,703
      Additions........................        --              1             10           56             1            68
      Disposals........................        --             (8)           (20)          --            --           (28)
      Transfers........................        --             (3)             3           --            --            --
      Acquisitions.....................        --             --             --           --            --            --
      Exchange rate changes............         1             --              2            2            --             5
                                              ---           ----         ------          ---           ---        ------
   August 24, 2005.....................        39            142          1,444           99            24         1,748
SUCCESSOR:
      Additions........................        --             --              1            7            --             8
      Disposals........................        --             --             (8)          --            --            (8)
      Push down accounting
         adjustments...................        (7)           (89)          (882)          (5)          (21)       (1,004)
      Exchange rate changes............        --             --              2           --            --             2
                                              ---           ----         ------          ---           ---        ------
   September 30, 2005..................        32             53            557          101             3           746
                                              ---           ----         ------          ---           ---        ------
PREDECESSOR:
ACCUMULATED DEPRECIATION
   September 30, 2004..................        (5)          (105)        (1,018)          --            (9)       (1,137)
      Additions........................        (1)            (3)           (95)          --            (1)         (100)
      Disposals........................        --             --             23           --            --            23
      Exchange rate changes............        --             --             (2)          --            --            (2)
                                              ---           ----         ------          ---           ---        ------
   August 24, 2005.....................        (6)          (108)        (1,092)          --           (10)       (1,216)
SUCCESSOR:
      Additions........................        --            (1)            (5)           --            (1)           (7)
      Disposals........................        --             --              5           --            --             5
      Push down accounting
         adjustments...................         4             99            943           --            10         1,056
                                              ---           ----         ------          ---           ---        ------
   September 30, 2005..................        (2)           (10)          (149)          --            (1)         (162)
                                              ---           ----         ------          ---           ---        ------
Net book value at September 30, 2005...        30             43            408          101             2           584
                                              ===           ====         ======          ===           ===        ======

     Total capital expenditures in property, plant and equipment were (euro)8 million, (euro)68 million, (euro)42 million and (euro)87 million for the period
August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24,
2005, the nine months ended September 30, 2004 and for the year ended December
31, 2003, respectively. Depreciation expense totaled (euro)6 million, (euro)56 million, (euro)69 million and (euro)86 million for the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and year ended December 31, 2003, respectively.
Writedowns due to asset impairments amounting to (euro)1 million, (euro)44 million, (euro)0 million and (euro)0 million were recorded to special charges during the period August 25, 2005 to September 30, 2005, the period October 1,
2004 to August 24,

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

2005, the nine months ended September 30, 2004 and the year ended December 31,
2003, respectively. The asset impairment writedowns are included in additions to accumulated depreciation.

     Assets under capital leases, net of accumulated amortization, amounted to
(euro)1 million and (euro)1 million at September 30, 2005 and 2004, respectively.

     Interest costs capitalized were (euro)0 million, (euro)1 million, (euro)1 million and (euro)2 million for the period August 25, 2005 to September 30,
2005, the period October 1, 2004 to August 24, 2005, the nine months ended
September 30, 2004 and the year ended December 31, 2003, respectively.

     The purchase price and related push down accounting adjustments have been recorded in the financial statements at and for the period commencing on August
25, 2005, which resulted in a new basis of accounting reflecting the Purchaser's basis of the Company's assets and liabilities at August 25, 2005.

13. INTANGIBLE ASSETS

Goodwill

                                                          CHEMICAL            PERFORMANCE
                                                          PRODUCTS   TICONA     PRODUCTS    TOTAL
                                                          --------   ------   -----------   -----
                                                                   (IN (EURO) MILLIONS)

PREDECESSOR:
Carrying value of goodwill as of December 31, 2003.....      273       168         --        441
Carrying value of goodwill as of September 30, 2004....      273       168         --        441
Carrying value of goodwill as of August 24, 2005.......      273       168         --        441

SUCCESSOR:

Pushdown of goodwill from Parent.......................     (226)      (81)        60       (247)
                                                            ----       ---        ---       ----
Carrying value of goodwill as of September 30, 2005....       47        87         60        194
                                                            ====       ===        ===       ====

Other Intangible Assets

                                                               SUCCESSOR           PREDECESSOR
                                                          ------------------   ------------------
                                                                 AS OF                AS OF
                                                          SEPTEMBER 30, 2005   SEPTEMBER 30, 2004
                                                          ------------------   ------------------
                                                                   (IN (EURO) MILLIONS)

Trademarks and tradenames..............................            35                   7
Customer related intangible assets.....................           223                  --
Developed technology...................................             3                  --
Patents, licenses and other............................            54                  35
                                                                  ---                 ---
Total intangible assets, gross.........................           315                  42
Less: accumulated amortization.........................           (61)                (19)
                                                                  ---                 ---
Total intangible assets, net...........................           254                  23
                                                                  ===                 ===

     Aggregate amortization expense charged against earnings for intangible assets with finite lives during the period August 25, 2005 to September 30,
2005, the period October 1, 2004 to August 24, 2005, the nine months ended
September 30, 2004 and the year ended December 31, 2003 totaled (euro)2 million,
(euro)5 million, (euro)5

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

million and (euro)6 million, respectivEly. Estimated amortization expense for the succeeding five fiscal years is (euro)39 million in 2006, (euro)38 million in 2007, (euro)37 million in 2008, (euro)35 million in 2009 and (euro)29 million in 2010. Intangible assets subject to amortization have a weighted average life of 7.5 years. The Company has trademarks and tradenames of (euro)35 million and
(euro)7 million as of September 30, 2005 and 2004, respectively, which have an indefinite life. Accordingly, no amortization expense is recorded on these intangible assets.

14. INCOME TAXES

     Under German tax law, German corporations are subject to both a corporate income tax and a trade income tax, the latter of which varies based upon location. The trade income tax is deductible for corporate income tax purposes.
The German corporate income tax rate in 2005 and 2004 was 25 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany is
40 percent. In 2003 the corporate tax rate was 26.5 percent. Combined with a solidarity surcharge of 5.5 percent on the German corporate tax, and the blended trade income tax rate, the statutory tax rate for Celanese in Germany was 41 percent for 2003.

     Deferred taxes are being provided at a 40 percent rate for the German companies as of September 30, 2005 and 2004. Deferred taxes are being provided on all other companies at the tax rate currently in effect in the local tax jurisdictions.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                                                                           SUCCESSOR                    PREDECESSOR
                                                                         -------------   -----------------------------------------
                                                                           AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                                                            2005 TO        2004 TO        ENDED        YEAR ENDED
                                                                         SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                                              2005          2005           2004           2003
                                                                         -------------   ----------   -------------   ------------
                                                                                             (IN (EURO) MILLIONS)

Earnings (loss) from continuing operations before income tax and minority interests:
   Germany............................................................          2            157            51            (25)
   Other..............................................................          3            174           106             91
                                                                              ---            ---           ---            ---
         Total........................................................          5            331           157             66
                                                                              ===            ===           ===            ===
Provision (benefit) for income taxes:
   Current:
      Germany.........................................................          1             47            18             25
      Other...........................................................         --             11             8             12
                                                                              ---            ---           ---            ---
         Total current................................................          1             58            26             37
                                                                              ---            ---           ---            ---
   Deferred:
      Germany.........................................................         --             10            13             (7)
      Other...........................................................         --              9            --             --
                                                                              ---            ---           ---            ---
         Total deferred...............................................         --             19            13             (7)
                                                                              ---            ---           ---            ---
         Income tax provision.........................................          1             77            39             30
                                                                              ===            ===           ===            ===
Effective income tax rate reconciliation:
   A reconciliation of income tax provision (benefit) for the period
      August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003 determined by using the applicable
      German statutory rate of 40% for 2005, 40% for 2004, and 41%
      for 2003 as follows:
   Income tax provision (benefit) computed at statutory tax rates.....          2            132            63             27
      Increase (decrease) in taxes resulting from:
         Change in valuation allowance................................         --              8             6             --
         Equity income and dividends..................................         --             --            (2)            --
         Other foreign tax rate differentials.........................         (1)           (54)          (27)           (20)
         Valuation adjustments in subsidiaries........................         --             --            --              7
         Change in statutory German trade tax rate....................         --             --            --             (3)
         Adjustment for prior years taxes.............................         --             --             3             24
         Non-deductible expenses\(non- taxable income)................         (1)           (12)           --             --
         Other........................................................          1              3            (4)            (5)
                                                                              ---            ---           ---            ---
      Income tax provision............................................          1             77            39             30
                                                                              ===            ===           ===            ===

     Celanese recognized income tax expense of (euro)1 million, (euro)77 million, (euro)39 million and (euro)30 million for the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and for the year ended December 31, 2003, respectively.

     The effective tax rate for Celanese was 20 percent for the period August
25, 2005 to September 30, 2005 and 23 percent for the period October 1, 2004 to
August 24, 2005. For the nine months ended September 30, 2004 and for the year ended December 31, 2003, the effective tax rate was 25 percent and 45 percent, respectively. In comparison to the German statutory tax rate, the 2005 effective rate was favorably affected by certain non-taxable income items and unrepatriated low-taxed earnings in Singapore, which is partially offset by the recording of tax expense due to temporary differences which will reverse beyond the expiration dates of the Singapore tax holiday. This effect is a result of a change in the fixed asset depreciable life estimates from ten to twenty years and the tax rate change during the period of reversal.

     In comparison to the German statutory tax rate, the 2004 effective rate was favorably affected by unrepatriated low-taxed earnings in Singapore. In comparison to the German statutory tax rate, the 2003

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

effective rate was favorably affected by unrepatriated low-taxed earnings in
Singapore, offset by writedowns of certain German corporate income and trade tax benefits related to prior years.

     The tax effects of the temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                               SUCCESSOR      PREDECESSOR
                                             -------------   -------------
                                                 AS OF           AS OF
                                             SEPTEMBER 30,   SEPTEMBER 30,
                                                  2005            2004
                                             -------------   -------------
                                                  (IN (EURO) MILLIONS)
Pension and postretirement obligations             21              14
Accrued expenses                                    8               5
Net operating loss carryforwards                   37              41
Investments                                        --              --
Other                                               1              10
                                                  ---             ---
   Subtotal                                        67              70
Valuation allowance                               (18)            (10)
                                                  ---             ---
   Deferred tax assets                             49              60
                                                  ---             ---
Depreciation                                       72              47
Interest                                           --              --
Inventory                                           2               2
Intangible assets                                  94              --
Other                                              24              23
                                                  ---             ---
   Deferred tax liabilities                       192              72
                                                  ---             ---
      Net deferred tax liabilities                143              12
                                                  ===             ===

     At September 30, 2005, Celanese has net operating loss carryforwards of approximately (euro)107 million, with no expiration dates.

     Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

     The income tax (benefit) expense for the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003 was allocated to continuing operations and accumulated other comprehensive income.
The aggregate tax expense (benefit) amounts allocated to accumulated other comprehensive income, for unrealized gains (losses) on securities, additional minimum pension liabilities and unrealized gains (losses) on derivative contracts was (euro)0 million, (euro)(6) million, (euro)(71) million, and
(euro)8 million for the period August 25, 2005 to September 30, 2005, the period
October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

                          CELANESE AG AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                         SUCCESSOR      PREDECESSOR
                                                       -------------   -------------
                                                           AS OF           AS OF
                                                       SEPTEMBER 30,   SEPTEMBER 30,
                                                            2005            2004
                                                       -------------   -------------
                                                            (IN (EURO) MILLIONS)

Trade payables - third party........................        138             214
Trade payables - Related Entities and Affiliates....        131              66
Accrued salaries and benefits.......................         49              61
Accrued environmental (See Note 27).................          4               2
Accrued restructuring...............................         12              15
Accrued legal.......................................        109             107
Other...............................................        101             108
                                                            ---             ---
   Total accounts payable and accrued liabilities...        544             573
                                                            ===             ===

16. DEBT

SHORT-TERM BORROWINGS AND CURRENT INSTALLMENTS OF LONG-TERM DEBT

                                              SUCCESSOR      PREDECESSOR
                                            -------------   -------------   WEIGHTED AVERAGE
                                                AS OF           AS OF        INTEREST RATES
                                            SEPTEMBER 30,   SEPTEMBER 30,   ----------------
                                                 2005            2004          2005   2004
                                            -------------   -------------      ----   ----
                                                 (IN (EURO) MILLIONS)

Current installments of capital leases...         22               4           4.8%   4.8%
Short-term borrowings from Related
   Entities and Affiliates...............        230             165           2.5%   1.9%
Other....................................         --               1            --    2.8%
                                                 ---             ---
   Total short-term borrowings and
      current installments of long-term
      debt...............................        252             170
                                                 ===             ===

LONG-TERM DEBT

                                                     SUCCESSOR      PREDECESSOR
                                                   -------------   -------------
                                                       AS OF           AS OF
                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                        2005            2004
                                                   -------------   -------------
                                                        (IN (EURO) MILLIONS)
Variable rate loans with interest rates
   adjusted periodically:
   Due in 2012, interest rate of 5.19%..........         19              --
   Due in 2009, interest rate of 4.67%, note
      with Related Entity (uncollateralized) ...         60              --
Notes with Related Entity due at various dates
   through 2007 (uncollateralized)..............         --             307
Obligations under capital leases and other
   secured borrowings due at various dates
   through 2018.................................         23              28
                                                        ---             ---
      Subtotal..................................        102             335
         Less: Current installments of long-
            term debt...........................         22               4
                                                        ---             ---
         Total long-term debt...................         80             331
                                                        ===             ===

     The maturities in 2006 and thereafter, including short-term borrowings, are as follows:

                        TOTAL
                --------------------
                (IN (EURO) MILLIONS)
2006.........            252
2007.........             --
2008.........             --
2009.........             60
2010.........             --
Thereafter...             20
                         ---
   Total.....            332
                         ===

     As a result of the Purchaser's acquisition of Celanese AG, Celanese canceled its previously existing revolving credit lines and, thus, the Company has no availability or access to committed credit facilities. Additionally,
Celanese no longer has a commercial paper program. Celanese had outstanding stand-by letters of credit and bank guarantees amounting to (euro)29 million and
(euro)26 million at September 30, 2005 and 2004, respectively.

     Subsidiaries of Celanese's ultimate parent, Celanese Corporation, have incurred significant debt and do not have substantial operating activities from which to generate operating cash flows. Consequently, these Related Entities may be reliant in part on Celanese for funds to service their debt.

17. OTHER LIABILITIES

                                            SUCCESSOR      PREDECESSOR
                                          -------------   -------------
                                              AS OF           AS OF
                                          SEPTEMBER 30,   SEPTEMBER 30,
                                               2005            2004
                                          -------------   -------------
                                               (IN (EURO) MILLIONS)
Pension obligations (See Note 20)               74              43
Environmental liabilities (See Note 27)          2               4
Other                                           30              23
                                               ---             ---
   Total other liabilities                     106              70
                                               ===             ===

18. COST OF RAW MATERIALS AND SUPPLIES

     The following cost of raw materials and supplies reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                          SUCCESSOR                    PREDECESSOR
                                        -------------   -----------------------------------------
                                          AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                           2005 TO        2004 TO        ENDED        YEAR ENDED
                                        SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                            2005           2005           2004           2003
                                        -------------   ----------   -------------   ------------
                                                           (IN (EURO) MILLIONS)

Cost of raw materials, supplies and
   merchandise.......................         77            687         1,623            2,452
Cost of services purchased (primarily
   energy)...........................          4             38           263              355
                                             ---            ---         -----            -----
   Total cost of raw materials and
      supplies.......................         81            725         1,886            2,807
                                             ===            ===         =====            =====

19.  PERSONNEL EXPENSES

     The following personnel expenses reflect total costs incurred by continuing and discontinued operations in the respective periods:

                                             SUCCESSOR                  PREDECESSOR
                                           -------------   -------------------------------------
                                             AUGUST 25,    OCTOBER 1,   NINE MONTHS
                                              2005 TO        2004 TO       ENDED      YEAR ENDED
                                           SEPTEMBER 30,     AUGUST      SEPTEMBER     DECEMBER
                                                2005        24, 2005      30, 2004     31, 2003
                                           -------------   ----------   -----------   ----------
                                                            (IN (EURO) MILLIONS)

Wages and salaries                               21            182          365           536
Social security contributions                     4             34           56            75
Other                                             1              9           32            64
                                                ---            ---          ---           ---
   Personnel expenses excluding pensions
      and similar benefits and
      restructuring severance expenses           26            225          453           675
Pensions and similar benefits                     2             16           85           102
                                                ---            ---          ---           ---
   Personnel expenses excluding
      restructuring severance expenses           28            241          538           777
Restructuring severance expenses                 --             --           42            16
                                                ---            ---          ---           ---
   Total cost of personnel expenses              28            241          580           793
                                                ===            ===          ===           ===

20. BENEFIT OBLIGATIONS

     PENSION OBLIGATIONS Pension obligations are established for benefits payable in the form of retirement, disability and surviving dependent pensions.
The benefits offered vary according to the legal, fiscal and economic conditions of each country. The commitments result from participation in defined benefit plans, primarily in Europe. Benefits are dependent on years of service and the employee's compensation.

     Defined benefit pension plans exist at certain locations in Europe.
Independent trusts or insurance companies administer the majority of these plans. Actuarial valuations for these plans are prepared annually.

                                                                      PENSION BENEFITS
                                                         ------------------------------------------
                                                           SUCCESSOR             PREDECESSOR
                                                         -------------   --------------------------
                                                             AS OF          AS OF         AS OF
                                                         SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,
                                                              2005          2005          2004
                                                         -------------   ----------   -------------
                                                                   (IN (EURO) MILLIONS)

CHANGE IN PROJECTED BENEFIT OBLIGATION
   Projected benefit obligation at beginning of period        186           142            115
   Service cost                                                --             4              5
   Interest cost                                                1             7              5
   Actuarial losses                                            --            38              8
   Special termination benefits                                --            --             10
   Benefits paid                                               --            (3)            (2)
   Transfer                                                    --            (1)            --
   Foreign currency exchange rate changes                      --            (1)             1
                                                              ---           ---            ---
      Projected benefit obligation at end of period           187           186            142
                                                              ===           ===            ===

                                                                PENSION BENEFITS
                                                         -----------------------------
                                                           SUCCESSOR      PREDECESSOR
                                                         -------------   -------------
                                                             AS OF           AS OF
                                                         SEPTEMBER 30,   SEPTEMBER 30,
                                                              2005            2004
                                                         -------------   -------------

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE
   BENEFIT OBLIGATIONS AS OF
   Discount rate......................................       4.07%           5.30%
   Rate of compensation increase......................       3.00%           3.00%

                                                                      PENSION BENEFITS
                                                         ------------------------------------------
                                                           SUCCESSOR             PREDECESSOR
                                                         -------------   --------------------------
                                                             AS OF         AS OF          AS OF
                                                         SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,
                                                              2005          2005          2004
                                                         -------------   ----------   -------------
                                                                    (IN (EURO) MILLIONS)

CHANGE IN PLAN ASSETS
   Fair value of plan assets at beginning of period           106            94             8
   Actual return on plan assets                                 1            12            --

                                                                      PENSION BENEFITS
                                                         ------------------------------------------
                                                           SUCCESSOR             PREDECESSOR
                                                         -------------   --------------------------
                                                             AS OF         AS OF          AS OF
                                                         SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,
                                                              2005          2005          2004
                                                         -------------   ----------   -------------
                                                                    (IN (EURO) MILLIONS)

   Company contributions                                       --             4            88
   Benefits paid                                               --            (3)           (2)
   Transfers                                                   --            (1)           --
                                                              ---           ---           ---
      Fair value of plan assets at end of period              107           106            94
                                                              ===           ===           ===
FUNDED STATUS AND NET AMOUNTS RECOGNIZED
   Plan assets in excess of (less than) benefit
      obligation                                              (80)                        (48)
   Unrecognized actuarial loss                                 40                          28
                                                              ---                         ---
      Net amount recognized in the consolidated
         balance sheets                                       (40)                        (20)
                                                              ===                         ===
AMOUNTS RECOGNIZED IN THE ACCOMPANYING CONSOLIDATED
   BALANCE SHEETS CONSIST OF:
   Accrued benefit liability (2)                              (71)                        (41)
   Additional minimum liability (1)                            31                          21
                                                              ---                         ---
      Net amount recognized in the consolidated
         balance sheets                                       (40)                        (20)
                                                              ===                         ===

(1)  Amount is shown net of tax in the consolidated statements of shareholders'
     equity.

(2)  Amounts include (euro)4 million increase in accrued benefit liability associated with push down adjustment.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets as of September 30, 2005 were (euro)187 million,
(euro)178 million and (euro)107 million, respectively and as of September 30,
2004 were (euro)142 million, (euro)136 million and (euro)94 million, respectively.

     The accumulated benefit obligation for all defined benefit pension plans was (euro)178 million at September 30, 2005, (euro)136 million at September 30,
2004 and (euro)110 million at September 30, 2003.

     Celanese uses a measurement date of September 30 for its pension plans.

     A majority of the defined benefit plan obligations relate to Germany. The discount rate for the German plans are selected annually with reference to the long term corporate bond index as of the measurment date to match against the timing and amounts of projected future benefits.

                                                                        PENSION BENEFITS
                                                  ---------------------------------------------------------
                                                    SUCCESSOR                   PREDECESSOR
                                                  -------------   -----------------------------------------
                                                    AUGUST 25,    OCTOBER 1,
                                                     2005 TO        2004 TO        AS OF          AS OF
                                                  SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                      2005           2005          2004            2003
                                                  -------------   ----------   -------------   ------------
                                                                    (IN (EURO) MILLIONS)

COMPONENTS OF NET PERIODIC BENEFIT COST FOR THE
   PERIODS ENDED
Service cost                                            --             4              5              6
Interest cost                                            1             7              5              6
Expected return on plan assets                          (1)           (5)            (1)            (1)
Recognized actuarial loss                               --             1              1             --
Special termination charge                              --             2             10             --
                                                       ---           ---            ---            ---
   Net periodic benefit cost                            --             9             20             11
                                                       ===           ===            ===            ===

                                                              PENSION BENEFITS
                                         ---------------------------------------------------------
                                           SUCCESSOR                     PREDECESSOR
                                         -------------   -----------------------------------------
                                           AUGUST 25,    OCTOBER 1,
          WEIGHTED-AVERAGE                  2005 TO        2004 TO        AS OF        YEAR ENDED
ASSUMPTIONS USED TO DETERMINE NET COST   SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
         FOR THE PERIODS ENDED                2005          2005           2004           2003
--------------------------------------   -------------   ----------   -------------   ------------

Discount rate                                5.30%          5.30%         5.30%           5.98%
Expected return on plan assets               5.55%          5.55%         5.63%           7.00%
Rate of compensation increase                3.00%          3.00%         3.00%           1.51%

     Celanese made contributions totaling (euro)0 million, (euro)3 million and
(euro)85 million for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24, 2005, for the nine months ended September
30, 2004, respectively, to the German plans. The (euro)85 million contribution made during the nine months ended September 30, 2004 was part of the Purchaser's agreement to set up the German pension plans. There were no contributions made prior to December 31, 2003 to the German plans. The asset allocation for the
German defined benefit pension plans as of September 30, 2005 and 2004, and the target allocation ranges for 2006 by asset category are presented below. The fair value of plan assets for these plans was (euro)96 million and (euro)86 million as of September 30, 2005 and 2004, respectively. These asset amounts represent approximately 90% and 91% of the Company's total pension assets at
September 30, 2005 and 2004, respectively. The expected long-term rate of return on these assets was changed from 5.55% to 4.50% at September 30, 2005.

                                                       PERCENTAGE OF PLAN ASSETS AT
                                                      -----------------------------
                                                        SUCCESSOR      PREDECESSOR
                                         ----------   -------------   -------------
                                           TARGET
                                         ALLOCATION   SEPTEMBER 30,   SEPTEMBER 30,
ASSET CATEGORY - GERMANY                    2006          2005           2004
--------------------------------------   ----------   -------------   -------------

Equity securities.....................       30%            33%              0%
Debt securities.......................       70%            65%              0%
Real Estate...........................        0%             0%              0%
Other.................................        0%             2%            100%
Total.................................                     100%            100%

     Plan assets did not include any investment in CAG Shares during the periods presented.

     As of September 30, 2005, the Other Asset category consisted mainly of short-term bank deposits, comprised of money market accounts.

     External investment managers have been hired to manage the Company's pension assets going forward. For the equity securities portion, the goal is to approximate the development of the Euro Stoxx 50 Total Return performance using a passive equity mandate. For the debt security portion, Celanese uses a benchmark oriented active fixed income mandate that is oriented towards the
Lehman Euro Aggregate Bond Index.

     The expected rate of return assumptions for plan assets are based mainly on performance of historical benchmarked real rate of returns achieved over a long period of time (15 to 20 years) encompassing many business and economic cycles.
Expected inflation is added to the real rate of returns. Modest adjustments, upward and downward, may be made to those historical returns to reflect future capital market expectations;

these expectations are typically derived from expert advice from the investment community and surveys of peer company assumptions.

     The table below reflects the pension benefits expected to be paid from the plan or from Celanese's assets. Expected contributions reflect amounts expected to be contributed to funded plans.

                                               PENSION
                                               BENEFITS
                                         --------------------
                                         (IN (EURO) MILLIONS)
EMPLOYER CONTRIBUTIONS
   2006 (projected)...................             2
EXPECTED BENEFIT PAYMENTS
   2006...............................             4
   2007...............................             5
   2008...............................             5
   2009...............................             6
   2010...............................             7
   2011-2015..........................            39

     The following table represents additional benefit liabilities and other similar obligations:

                         SUCCESSOR      PREDECESSOR
                       -------------   -------------
                           AS OF          AS OF
                       SEPTEMBER 30,   SEPTEMBER 30,
                           2005            2004
                       -------------   -------------
                            (IN (EURO) MILLIONS)
OTHER OBLIGATIONS
Other...............          3              2
                            ---            ---
   Total............          3              2
                            ===            ===

21. SHAREHOLDERS' EQUITY

                                                                      COMMON         COMMON       AUTHORIZED
                                                                       STOCK          STOCK      COMMON STOCK
                                                                   -----------   -------------   ------------
                                                                                                 (AUTHORIZED,
                                                                   (AUTHORIZED                        (A)
                                                                   AND ISSUED)   (OUTSTANDING)    NOT ISSUED)
                                                                   -----------   -------------   ------------
                                                                                (IN WHOLE SHARES)

PREDECESSOR:
As of December 31, 2002.........................................    54,790,369     50,058,476      1,250,000
   Shares repurchased into treasury.............................            --       (749,848)            --
   Shares issued to Supervisory Board from treasury.............            --         12,840             --
   Authorized Capital increases pursuant to stock option plan...            --             --      1,250,000
                                                                    ----------     ----------      ---------
As of December 31, 2003.........................................    54,790,369     49,321,468      2,500,000
   Shares issued from treasury for exercise of stock options....            --        560,150             --
                                                                    ----------     ----------      ---------
As of September 30, 2004........................................    54,790,369     49,881,618      2,500,000
   Shares issued from treasury for exercise of stock options....            --        483,400             --
                                                                    ----------     ----------      ---------
As of August 24, 2005...........................................    54,790,369     50,365,018      2,500,000

SUCCESSOR:
   Shares issued from treasury for exercise of stock options....            --             --             --
                                                                    ----------     ----------      ---------
As of September 30, 2005(b),(c).................................    54,790,369     50,365,018      2,500,000
                                                                    ==========     ==========      =========

(a)  Authorized by way of conditional capital.

(b)  1,043,550 shares of authorized stock can no longer be issued since execution of the respective stock options has been funded with treasury stock.

(c)  Included in the total common shares outstanding as of September 30, 2005 is
     2,058,651 shares which comprised 100% of the free floating shares as of that date.

AUTHORIZED AND CONDITIONAL CAPITAL

     At the Annual General Meeting of Celanese held on May 15, 2002 and April 1,
2003, shareholders approved resolutions to increase the Company's share capital on a contingent basis by up to (euro)3,195,574 through the issuance of up to
1,250,000 ordinary shares, no-par value ("contingent capital") for each of the two years. As of December 31, 2003, total contingent capital amounted to
(euro)6,391,148 through the issuance of up to 2,500,000 ordinary shares. Out of this contingent capital, 1,043,550 shares of authorized stock can no longer be issued due to the fact that execution of the respective stock options was funded with treasury stock. The contingent capital increase serves exclusively to grant stock options to members of the board of management and its group companies as well as to other senior managers of the Company. The issuance of these shares will be carried out only insofar as stock options are exercised and are not satisfied by the delivery of existing treasury shares. The conditional increase resolved upon in 2003 has become mute and

was deleted from Celanese's articles of association since no stock options were issued under this resolution and the period during which options could have been issued has lapsed.

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

     There were no shares issued to members of the Supervisory Board for period
August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24,
2005 and the nine months ended September 30, 2004. There were 12,840 shares of treasury stock issued to members of the Supervisory Board as part of their annual compensation during the year ended December 31, 2003.

     Celanese held 4,425,351 and 4,908,751 shares of treasury stock as of
September 30, 2005 and 2004, respectively.

ADDITIONAL PAID-IN CAPITAL

     In connection with the demerger and pursuant to the Demerger Agreement executed and delivered by Celanese and Hoechst, Celanese assumed certain assets and liabilities of Hoechst's basic chemicals, technical polymer and certain other industrial businesses as well as certain contractual rights and obligations related to other current and former Hoechst businesses. During the period August 25, 2005 to September 30, 2005 and the period October 1, 2004 to
August 24, 2005, Celanese recorded (euro)1 million and (euro)2 million, net of taxes of (euro)0 million and (euro)1 million, increases to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry, respectively. In the nine months ended September 30, 2004,
Celanese recorded a (euro)2 million, net of tax of (euro)1 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry. During 2003, Celanese recorded a
(euro)39 million, net of tax of (euro)29 million, increase to additional paid-in capital related to recoveries due from Hoechst for the antitrust matters in the sorbates industry (See Note 26).

     During 2003, Celanese granted 0.1 million stock options and, in accordance with SFAS No. 123, expensed the fair value of these options. As a result, additional paid-in capital increased by (euro)0 million during the period August
25, 2005 to September 30, 2005, (euro)0 million during the period October 1,
2004 to August 24, 2005, (euro)2 million during the first nine months of 2004 and (euro)5 million during the year ended December 31, 2003 to reflect the amortization of the fair value of the stock options (See Note 22).

     In January 2005, Celanese Corporation, in connection with its public offering of common stock, granted stock options to certain employees of Celanese
(See Note 22).

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss), which is displayed in the consolidated statement of shareholders' equity, represents net earnings (loss) plus the results of certain shareholders' equity changes not reflected in the consolidated statement of operations. Such items include foreign currency translation, minimum pension liabilities and unrealized gains/losses on derivative contracts.

     The after-tax components of accumulated other comprehensive income(loss)
are as follows:

                                                                                 UNREALIZED    ACCUMULATED
                                         UNREALIZED                 ADDITIONAL      GAIN/         OTHER
                                           GAIN ON      FOREIGN       MINIMUM    (LOSS) ON    COMPREHENSIVE
                                         MARKETABLE     CURRENCY      PENSION    DERIVATIVE       INCOME/
                                         SECURITIES   TRANSLATION    LIABILITY    CONTRACTS       (LOSS)
                                         ----------   -----------   ----------   ----------   -------------
                                                                 (IN (EURO) MILLIONS)

PREDECESSOR:
Balance at December 31, 2002 .........        5           89           (487)          (9)          (402)
   Current-period change .............        3         (114)            10            5            (96)
                                            ---          ---           ----          ---           ----
Balance at December 31, 2003 .........        8          (25)          (477)          (4)          (498)
   Current-period change .............        3           12           (115)           3            (97)
                                            ---          ---           ----          ---           ----
Balance at September 30, 2004 ........       11          (13)          (592)          (1)          (595)
   Current-period change .............       (1)          29            (15)          (2)            11
   Transfer of entities to parent ....      (10)          10            577           --            577
                                            ---          ---           ----          ---           ----
Balance at August 24, 2005 ...........       --           26            (30)          (3)            (7)

SUCCESSOR:
   Current-period change .............       --           (1)             2            1              2
                                            ---          ---           ----          ---           ----
Balance at September 30, 2005 ........       --           25            (28)          (2)            (5)
                                            ===          ===           ====          ===           ====

DIVIDEND POLICY

     Any minority shareholder of Celanese who elects not to accept the compensation (Abfindungsangebot) offer in connection with the Domination
Agreement will remain a shareholder of Celanese and be entitled to receive a guaranteed fixed annual payment on its shares, in lieu of any future dividends for any fiscal years commencing after September 30, 2004, as long as the
Domination Agreement remains in effect (See Note 3).

     The amount of the guaranteed fixed annual payment to be paid to any minority shareholder who elects to retain their Celanese shares was based on an analysis of the fair enterprise value of Celanese as of the date of the relevant shareholders' meeting on July 30 and 31, 2004 assuming a full distribution of profits. Per the Domination Agreement, the gross guaranteed fixed annual payment is (euro)3.27 per Celanese share less certain corporate taxes.

     At the annual shareholders' meeting held on April 1, 2003, shareholders voted in favor of the proposed dividend of (euro)0.44 per share. At the annual shareholders' meeting on June 15, 2004, Celanese shareholders approved payment of a dividend on the CAG shares for the fiscal year ended on December 31, 2003 of (euro)0.12 per share. For the nine months ended September 30, 2004, Celanese was not able to pay a dividend to its shareholders due to losses incurred in the
Celanese statutory accounts.

22. STOCK-BASED COMPENSATION

     On January 21, 2005, in connection with its public offering of common stock, Celanese Corporation, the ultimate parent of the Company, granted approximately 1.6 million stock options to employees of the Company. The options were issued at an exercise price of $16.00 per share which was the price of
Celanese Corporation shares as of the effective date of the public offering. The options vest over an eight year period. The Company has previously adopted the fair value provisions of SFAS No. 123. As a result, in accordance with SFAS No.
123, the fair value of these options is to be recognized over the vesting period of eight years. For the periods August 25, 2005 to September 30, 2005 and
October 1, 2004 to August 24, 2005, the Company recognized compensation expense of (euro)0 million and (euro)2 million, respectively, for these options to the consolidated statements of operations with a corresponding increase to additional paid in capital within shareholders' equity.

     In December 2004, Celanese Corporation approved a stock incentive plan and discounted share plan for key employees and directors, including certain
Celanese employees and directors. Celanese recorded compensation expense of
(euro)8 million in connection with these plans and a corresponding increase to additional paid in capital within shareholders' equity.

     At the Annual General Meetings of Celanese on May 15, 2002 and April 1,
2003, shareholders approved the 2002 Celanese Stock Option Plan (the "2002
Plan"), and the 2003 Celanese Stock Option Plan (the "2003 Plan"), respectively.
Each plan authorized the issuance of up to 1.25 million options to purchase CAG shares. Options are granted at an exercise price reflecting the reference price
(twenty day average of market price prior to grant date) plus a 20% exercise premium and become exercisable five years from the date of grant. Two year vesting is possible, if the market price per share outperforms the median performance of Celanese competitors as defined in the plan over the holding period. All unexercised options expire ten years from the date of grant. If the market price per CAG Share on the date of exercise is at least 20% higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the exercise premium of 20%.

     On July 8, 2002, Celanese granted 1.1 million stock options under the 2002 plan at an exercise price of (euro)27.54 per share. On January 31, 2003,
Celanese granted another 0.1 million stock options relating to the 2002 plan, at an exercise price of (euro)23.78 per share. The fair value of the 1.1 and the
0.1 million options granted approximated (euro)10 million and (euro)1 million, respectively. As a result, in accordance with SFAS No. 123, the fair value of these options will be recognized over the accelerated vesting period of two years. For the period August 25, 2005 to September 30, 2005, the period October
1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, Celanese recognized compensation expense of
(euro)0 million, (euro)1 million (euro)2 million and (euro)5 million, respectively, for these options to the consolidated statements of operations with a corresponding increase to additional paid in capital within shareholders'
equity.

     No options were granted under the approved LTIP 2003 plan.

     There were no Celanese stock options outstanding as of September 30, 2005.
All options outstanding as of September 30, 2004 were either exercised or cancelled in lieu of a one-time lump-sum cash payment. For those options cancelled in lieu of cash payment, Celanese paid approximately (euro)1 million to the holders of these options. A summary of the activity related to the 2003
Plan and 2002 Plan for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30,
2004 and for the year ended December 31, 2003 is presented in the table below
(stock options in millions):

                                                 SUCCESSOR                                 PREDECESSOR
                                          -------------------   ---------------------------------------------------------------
                                           AUGUST 25, 2005 TO    OCTOBER 1, 2004 TO    NINE MONTHS ENDED         YEAR ENDED
                                           SEPTEMBER 30, 2005     AUGUST 24, 2005      SEPTEMBER 30, 2004    DECEMBER 31, 2003
                                          -------------------   -------------------   -------------------   -------------------
                                                    WEIGHTED-             WEIGHTED-             WEIGHTED-             WEIGHTED-
                                                     AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                           NUMBER    EXERCISE    NUMBER    EXERCISE    NUMBER    EXERCISE    NUMBER    EXERCISE
                                             OF       PRICE       OF        PRICE        OF       PRICE        OF       PRICE
                                          OPTIONS   IN (EURO)   OPTIONS   IN (EURO)   OPTIONS   IN (EURO)   OPTIONS   IN (EURO)
                                          -------   ---------   -------   ---------   -------   ---------   -------   ---------

Outstanding at beginning of period          --          --        0.5       27.01       1.2       27.26       1.1       27.54
Granted                                     --          --         --          --        --          --       0.1       23.78
Exercised                                   --          --       (0.5)      27.01      (0.6)      27.54        --          --
Forfeited                                   --          --         --          --      (0.1)      27.14        --          --
                                           ---         ---       ----       -----      ----       -----       ---       -----
   Outstanding at end of period             --          --         --          --       0.5       27.01       1.2       27.26
                                           ===         ===       ====       =====      ====       =====       ===       =====
   Options exercisable at end of period     --          --         --          --       0.5       27.54        --          --
                                           ===         ===       ====       =====      ====       =====       ===       =====
   Weighted-average remaining
      contractual life (years)                          --                     --                   7.8                   8.5
                                                       ===                  =====                 =====                 =====

     There were no options granted during the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005 or the nine months ended September 30, 2004. The weighted-average fair value of the options granted during the year ended December 31, 2003 was estimated to be (euro)6.41 per option, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                                           2003
                                                                          ------
Expected dividend yield................................................    1.70%
Risk-free interest rate................................................    3.29%
Expected stock price volatility........................................   42.00%
Expected life (years)..................................................       6

     Effective January 15, 2001, Celanese adopted the Long-Term Incentive Plan
(the "2000 Celanese LTIP"). The 2000 Celanese LTIP covers the Board of
Management and senior executives of Celanese. Stock appreciation rights
("Rights") granted under the 2000 Celanese LTIP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between January 15, 2003 and January
14, 2011, provided at the time of exercise, the performance of an ordinary share of Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the
Board of Management of Celanese. Under the 2000 Celanese LTIP, the participant will receive the cash difference between the base price and the share price of
Celanese on the day of exercise. Of the total Rights granted under this plan, approximately 8,500 remain outstanding as of September 30, 2005. Celanese recognized expense of less than (euro)1 million, less than (euro)1 million,
(euro)1 million and (euro)20 million during the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively, for the 2000 Celanese LTIP. Rights remaining unexercised as of
January 15, 2011 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)19.56 per share.

     During 1999, Celanese adopted the Equity Participation Plan (the "1999
Celanese EPP") and the Long-Term Incentive Plan (the "1999 Celanese LTIP"). The
1999 Celanese EPP covers the Board of Management and certain senior executives of Celanese. The participants in the 1999 Celanese EPP were required to purchase a defined value of Celanese stock over a one or two year period. The Rights granted under the 1999 Celanese EPP were based on the required amount of money invested in CAG Shares by the participant, divided by the base price of the stock and multiplied by two. Rights granted under the EPP have a ten-year term and generally will be exercisable in whole or in part, subject to certain limitations, at any time during the period between October 25, 2001 and October
25, 2009, provided at the time of exercise, the performance of a CAG Share on the Frankfurt Stock Exchange must exceed the median of performance of the share prices of Celanese's peer group companies as defined by the Celanese Board of
Management. Under the 1999 Celanese EPP, the participant will receive the cash difference between the base price and the CAG Share price on the day of exercise. Of the total Rights granted under this plan, 3,700 remain outstanding as of September 30, 2005. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these
Rights was (euro)16.37 per share. Celanese recognized expense of less than
(euro)1 million, less than (euro)1 million, (euro)1 million and (euro)15 million for the 1999 Celanese EPP during the period August 25, 2005 to September 30,
2005, the period October 1, 2004 to August 24, 2005, the nine months ended
September 30, 2004 and the year ended December 31, 2003, respectively.

     The 1999 Celanese LTIP covers the Board of Management and senior executives of Celanese. Rights granted under the 1999 Celanese LTIP have a ten-year term and generally are exercisable in whole or in part, subject to limitations, at any time during the period between October 25, 2001 and October 25, 2009, provided at the time of exercise, the performance of an ordinary share of
Celanese on the Frankfurt Stock Exchange must exceed the performance of the median of the share prices of Celanese's peer group companies as defined by the
Board of Management of Celanese. Under the 1999 Celanese LTIP, the

participant will receive the cash difference between the base price and the share price of Celanese on the day of exercise. At September 30, 2005, 8,650 of the total Rights granted under this plan remained outstanding. Rights remaining unexercised as of October 26, 2009 will be deemed to have been forfeited as of that date. The grant price of these Rights was (euro)16.37 per share. Celanese recognized expense of less than (euro)1 million, less than (euro)1 million,
(euro)1 million and (euro)15 million for the 1999 Celanese LTIP in the period
August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24,
2005, the nine months ended September 30, 2004 and the year ended December 31,
2003, respectively.

     A summary of the activity related to stock appreciation rights plans for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to
August 24, 2005, the nine months ended September 30, 2004 and for the year ended
December 31, 2003 is presented in the table below (Rights in millions):

                                              SUCCESSOR                                   PREDECESSOR
                                         -------------------   ---------------------------------------------------------------
                                          AUGUST 25, 2005 TO    OCTOBER 1, 2004 TO    NINE MONTHS ENDED         YEAR ENDED
                                          SEPTEMBER 30, 2005     AUGUST 24, 2005      SEPTEMBER 30, 2004    DECEMBER 31, 2003
                                         -------------------   -------------------   -------------------   -------------------
                                                   WEIGHTED-             WEIGHTED-             WEIGHTED-             WEIGHTED-
                                                    AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                          NUMBER    EXERCISE    NUMBER    EXERCISE    NUMBER    EXERCISE    NUMBER    EXERCISE
                                            OF       PRICE        OF       PRICE       OF        PRICE        OF       PRICE
                                         OPTIONS   IN (EURO)   OPTIONS   IN (EURO)   OPTIONS   IN (EURO)   OPTIONS   IN (EURO)
                                         -------   ---------   -------   ---------   -------   ---------   -------   ---------

Outstanding at beginning of period          --         --         --         --        3.1       17.77        5.2      17.54
Granted                                     --         --         --         --         --          --         --         --
Exercised                                                                             (3.1)      17.77       (2.1)     17.27
Forfeited                                   --         --         --         --         --          --         --         --
                                           ---        ---        ---        ---       ----       -----       ----      -----
   Outstanding at end of period             --         --         --         --         --          --        3.1      17.77
                                           ===        ===        ===        ===       ====       =====       ====      =====
   Rights exercisable at end of period      --         --         --         --         --          --        3.1      17.77
                                           ===        ===        ===        ===       ====       =====       ====      =====

     In connection with the demerger, Celanese assumed obligations associated with the Hoechst 1997 Stock Appreciation Rights Plan (the "1997 Hoechst SAR
Plan"), which expired in 2002, and the Hoechst 1998 Stock Option Plan (the "1998
Hoechst Option Plan") for participating Celanese employees under these compensation programs. As a result of the merger of Hoechst and Rhone-Poulenc to form Aventis in December 1999, the terms and conditions of these compensation programs were modified to take into account the changed circumstances.

     The 1998 Hoechst Option Plan, including all rights and options granted, expired prior to December 31, 2003. There was no impact on earnings for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to
August 24, 2005, the nine months ended September 30, 2004 and less than (euro)1 million of income for the year ended December 31, 2003, respectively.

23.  EARNINGS (LOSS) PER SHARE

                                                           SUCCESSOR                          PREDECESSOR
                                                      ------------------   -------------------------------------------------
                                                                                                 NINE MONTHS
                                                      AUGUST 25, 2005 TO                            ENDED        YEAR ENDED
                                                         SEPTEMBER 30,     OCTOBER 1, 2004 TO   SEPTEMBER 30,   DECEMBER 31,
                                                             2005            AUGUST 24, 2005         2004           2003
                                                      ------------------   ------------------   -------------   ------------
                                                             (IN (EURO) MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA)

Earnings (loss) from continuing operations.........             2                  211               100              24
Earnings (loss) from discontinued operations.......            --                   22              (170)            108
                                                             ----                 ----              ----            ----
Net earnings (loss)................................             2                  233               (70)            132
                                                             ====                 ====              ====            ====
Basic earnings (loss) per share:
    Continuing operations..........................          0.04                 4.20              2.02            0.47

                                                           SUCCESSOR                          PREDECESSOR
                                                      ------------------   -------------------------------------------------
                                                                                                 NINE MONTHS
                                                      AUGUST 25, 2005 TO                             ENDED       YEAR ENDED
                                                         SEPTEMBER 30,     OCTOBER 1, 2004 TO   SEPTEMBER 30,   DECEMBER 31,
                                                             2005            AUGUST 24, 2005         2004           2003
                                                      ------------------   ------------------   -------------   ------------
                                                             (IN (EURO) MILLIONS, EXCEPT FOR SHARE AND PER SHARE DATA)

   Discontinued operations........................                --                 0.44             (3.44)           2.20
                                                          ----------           ----------         ----------     ----------
Net earnings (loss) per share......................             0.04                 4.64             (1.42)           2.67
                                                          ==========           ==========         ==========     ==========
Diluted earnings (loss) per share:
   Continuing operations..........................              0.04                 4.19               2.02           0.47
   Earnings (loss) from discontinued operations...                --                 0.44             (3.44)           2.20
                                                          ----------           ----------         ----------     ----------
Net earnings (loss) per share......................             0.04                 4.63             (1.42)           2.67
                                                          ==========           ==========         ==========     ==========
Weighted-average shares - basic....................       50,365,018           50,269,363         49,401,898     49,445,958
                                                          ----------           ----------         ----------     ----------
Dilutive impact of stock options...................               --               62,395                 --         11,187
                                                          ----------           ----------         ----------     ----------
Weighted-average shares - diluted..................       50,365,018           50,331,758         49,401,898     49,457,145
                                                          ==========           ==========         ==========     ==========

     Basic earnings (loss) per common share is based on the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is based on the net earnings available to common shareholders divided by the weighted average number of common shares outstanding during the period adjusted to give effect to common stock equivalents, if dilutive.

     The following securities were not included in the computation of diluted net earnings per share as their weighted average exercise prices exceeded the average stock price for the respective periods and, accordingly, the effect of their exercise would have been anti-dilutive (stock options in millions):

                                     SUCCESSOR                    PREDECESSOR
                                   -------------   -----------------------------------------
                                     AUGUST 25,    OCTOBER 1,     NINE MONTHS
                                      2005 TO        2004 TO         ENDED       YEAR ENDED
                                   SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                        2005          2005           2004           2003
                                   -------------   ----------   -------------   ------------

Average stock price                    51.69          47.46         37.91           23.27
Options to purchase common stock          --             --            --             1.2
Weighted average exercise price           --             --         27.01           27.44

24. LEASES

     Total minimum rent charged to operations under all operating leases was
(euro)4 million, (euro)40 million, (euro)34 million and (euro)46 million for the period August 25, 2005 to September 30, 2005, the period October 1, 2004 to
August 24, 2005, the nine months ended September 30, 2004 and for the year ended
December 31, 2003, respectively. Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at
September 30, 2005 are as follows:

                                                          CAPITAL   OPERATING
                                                          -------   ---------
                                                          (IN (EURO) MILLIONS)
2006...................................................      23         23
2007...................................................      --         14
2008...................................................      --          9
2009...................................................      --          8
2010...................................................      --          7
Later years............................................       1         33
Sublease income........................................      --         --
                                                            ---        ---
    Minimum lease commitments .........................      24         94
                                                                       ===
Less amounts representing interest.....................      --
                                                            ---
   Present value of net minimum lease obligations......      24
                                                            ===

     The related assets for capital leases are included in machinery and equipment in the consolidated balance sheets.

     Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

25. FINANCIAL INSTRUMENTS

     In the normal course of business, Celanese uses various financial instruments, including derivative financial instruments, to manage risks associated with interest rate and currency exposures. Celanese does not use derivative financial instruments for speculative purposes.

     Interest Rate Risk Management

     From time to time, Celanese enters into interest rate swap agreements to reduce the exposure of interest rate risk inherent in Celanese's outstanding debt by locking in borrowing rates to achieve a desired level of fixed/floating rate debt depending on market conditions. At September 30, 2005 and 2004,
Celanese had no interest rate swap agreements in place.

     Commodity Risk Management

     Celanese's policy for the majority of its natural gas and butane requirements allows entering into supply agreements and forward purchase or cash-settled swap contracts. During the period August 25, 2005 to September 30,
2005, the period October 1, 2004 to August 24, 2005 and the nine months ended
September 30, 2004, there were no forward contracts for our butane and natural gas requirements. In the future, we may modify our practice of purchasing a portion of our commodity requirements, and consider utilizing a variety of other raw material hedging instruments in addition to forward purchase contracts based on changes in market conditions. The fixed price natural gas forward contracts are principally settled through actual delivery of the physical commodity. The maturities of the cash-settled swap contracts correlate to the actual purchases of the commodity and have the effect of securing predetermined prices for the underlying commodity. Although these contracts are structured to limit
Celanese's exposure to increases in commodity prices, they can also limit the potential benefit Celanese might have otherwise received from decreases in commodity prices. These cash-settled swap contracts are accounted for as cash flow hedges.

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

     Contracts with notional amounts totaling approximately (euro)420 million and (euro)498 million at September 30, 2005 and 2004, respectively, are predominantly in U.S. dollars, British pound sterling, Japanese yen, and
Canadian dollars. Most of Celanese's foreign currency forward contracts did not meet the criteria of SFAS No. 133 to qualify for hedge accounting. Accordingly,
Celanese recognizes net foreign currency transaction gains or losses on the underlying transactions, which are offset by losses and gains related to foreign currency forward contracts as part of net income. For the period August 25, 2005 to September 30, 2005 and the period October 1, 2004 to August 24, 2005,
Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)0 million and (euro)8 million and total liabilities of (euro)0 million and (euro)1 million, respectively. For the nine months ended September 30, 2004, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets and total liabilities of (euro)26 million and (euro)2 million, respectively. As of September 30, 2005 and 2004, these contracts hedged a portion (approximately 50% and 81%) of Celanese's U.S. dollar denominated net receivables due from discontinued operations and held by euro denominated entities. Related to the unhedged portion, a total net loss of approximately
(euro)5 million from foreign exchange gains or losses was recorded to interest and other income, net for the periods October 1, 2004 to August 24, 2005 and
August 25, 2005 to September 30, 2005. Related to the unhedged portion, a net gain of approximately (euro)2 million from foreign exchange gains or losses was recorded to interest and other income, net for the nine months ended September
30, 2004. During 2003, Celanese's foreign currency forward contracts, designated as fair value hedges, resulted in a decrease in total assets of (euro)7 million and an increase in total liabilities of (euro)1 million. As of December 31,
2003, these contracts hedged a portion (approximately 85%) of Celanese's U.S.
dollar denominated net receivables due from discontinued operations and held by euro denominated entities. Related to the unhedged portion, a net loss of approximately (euro)12 million from foreign exchange gains or losses was recorded to interest and other income, net in 2003. Hedging activities with related entities and intercompany net receivables yielded total cash flows from operating activities of approximately (euro)2 million and (euro)21 million for the period August 25, 2005 to September 30, 2005 and the period October 1, 2004 to August 24, 2005, respectively. Hedging activities with related entities and intercompany net receivables yielded cash flows from operating activities of approximately (euro)13 million and (euro)160 million for the nine months ended
September 30, 2004 and the year ended December 31, 2003, respectively.

     Fair Value of Financial Instruments

     Summarized below are the carrying values and estimated fair values of
Celanese's financial instruments as of September 30, 2005 and 2004, respectively. For these purposes, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                    SUCCESSOR            PREDECESSOR
                                               AS OF SEPTEMBER 30,   AS OF SEPTEMBER 30,
                                                      2005                  2004
                                               -------------------   -------------------
                                                 CARRYING    FAIR      CARRYING    FAIR
                                                  AMOUNT    VALUE       AMOUNT    VALUE
                                                 --------   -----      --------   -----
                                                          (IN (EURO) MILLIONS)

Long-term debt..............................        80        80          331      331
Foreign exchange-related derivative asset...         6         6           14       14

     At September 30, 2005 and 2004, the fair values of cash and cash equivalents, receivables, notes receivable and payable (including Affiliates and
Related Entities), trade payables, short-term debt and the current installments of long-term debt approximate carrying values due to the short-term nature of these instruments. These items have been excluded from the table.

     The fair value of long-term debt and debt-related financial instruments is estimated based upon the respective implied forward rates as of September 30,
2005 and 2004, as well as quotations from investment bankers and on current rates of debt for similar type instruments.

26. COMMITMENTS AND CONTINGENCIES

     Celanese is involved in a number of legal proceedings, lawsuits and claims incidental to the normal conduct of its business, relating to such matters as product liability, anti-trust, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these proceedings, lawsuits and claims, management believes that adequate provisions have been made and that the ultimate outcome will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period (See also Note 27).

     Sorbates Antitrust Actions

     In May 2002, the European Commission informed Hoechst of its intent to officially investigate the sorbates industry, and in early January 2003, the
European Commission served Hoechst, Nutrinova and a number of competitors with a statement of objections alleging unlawful, anticompetitive behavior affecting the European sorbates market. In October 2003, the European Commission ruled that Hoechst, Chisso Corporation, Daicel Chemical Industries Ltd. ("Daicel"),
The Nippon Synthetic Chemical Industry Co. Ltd. and Ueno Fine Chemicals Industry
Ltd. operated a cartel in the European sorbates market between 1979 and 1996.
The European Commission imposed a total fine of (euro)138 million, of which
(euro)99 million was assessed against Hoechst. The case against Nutrinova was closed. The fine against Hoechst is based on the European Commission's finding that Hoechst does not qualify under the leniency policy, is a repeat violator and, together with Daicel, was a co-conspirator. In Hoechst's favor, the
European Commission gave a discount for cooperating in the investigation.
Hoechst appealed the European Commission's decision in December 2003 and that appeal is still pending.

     In addition, several civil antitrust actions by sorbates customers, seeking monetary damages and other relief for alleged conduct involving the sorbates industry, have been filed in U.S. state and federal courts naming Hoechst,
Nutrinova, and our other subsidiaries, as well as other sorbates manufacturers, as defendants. Many of these actions have been settled and dismissed by the court. One private action, Kerr v. Eastman Chemical Co. et al., previously pending in the Superior Court of New Jersey, Law Division, Gloucester County,
was dismissed for failure to prosecute. The plaintiff alleged violations of the
New Jersey Antitrust Act and the New Jersey Consumer Fraud Act and sought unspecified damages. The only other private action previously pending in
Tennessee State Court, Freeman v. Daicel et al., had been dismissed; in August
2005, the plaintiffs lost their appeal to the Supreme Court of Tennessee and, in
December 2005 lost an attempt to amend the complaint based on the Tennessee
Supreme Court's decision in the case. The plaintiffs' lawyers then filed a new complaint in federal court in Tennessee in December 2005 with new class representatives; Hoechst and Nutrinova have not yet been served.

     In July 2001, Hoechst and Nutrinova entered into an agreement with the
Attorneys General of 33 states, pursuant to which the statutes of limitations were tolled pending the states' investigations. This agreement expired in July
2003. Since October 2002, the Attorneys General for several states filed suit on behalf of indirect purchasers in their respective states, all of which have been either settled or dismissed,

except for the action filed by the Attorney General of the State of New York.
The New York action, New York v. Daicel Chemical Industries Ltd., et al. which was pending in the New York State Supreme Court, New York County was dismissed in August 2005; however, an appeal is pending. In January 2005, Hoechst,
Nutrinova, and other subsidiaries, as well as other sorbates manufacturers, entered into a settlement agreement with the Attorneys General of Connecticut,
Florida, Hawaii, Maryland, South Carolina, Oregon and Washington before these states filed suit. Pursuant to the terms of the settlement agreement, the defendants agreed to refrain from engaging in anticompetitive conduct with respect to the sale or distribution of sorbates and pay approximately $1 million to the states in satisfaction of all released claims.

     Based on the advice of external counsel and a review of the existing facts and circumstances relating to the sorbates matter, including the status of government investigations, as well as civil claims filed and settled, Celanese has remaining accruals of (euro)108 million. This amount is included in current liabilities at September 30, 2005 for the estimated loss relative to this matter. Although the outcome of the remaining foregoing proceedings and claims of this matter cannot be predicted with certainty, management's best estimate of the range of possible additional future losses and fines (in excess of amounts already accrued), including any that may result from the above noted
governmental proceedings, as of September 30, 2005 is between (euro)0 and
(euro)7 million. The estimated range of such possible future losses is management's best estimate based on the advice of external counsel taking into consideration potential fines and claims, both civil and criminal, that may be imposed or made in other jurisdictions.

     Pursuant to the Demerger Agreement with Hoechst, Celanese was assigned the obligation related to the sorbates matter. However, Hoechst agreed to indemnify
Celanese for 80 percent of any costs Celanese may incur relative to this matter.
Accordingly, Celanese has recognized a receivable from Hoechst and a corresponding contribution of capital, net of tax, from this indemnification. As of September 30, 2005, Celanese has receivables, recorded within other current assets, relating to the sorbates indemnification from Hoechst totaling (euro)87 million. Although the outcome of the remaining foregoing proceedings and claims cannot be predicted with certainty, the Company believes that any resulting liabilities, net of amounts recoverable from Hoechst, will not, in the aggregate, have a material adverse effect on its financial position, but may have a material adverse effect on the results of operations or cash flows in any given period.

     SHAREHOLDER LITIGATION

     During August 2004, nine actions were brought by minority shareholders against Celanese in the Frankfurt District Court (Landgericht), all of which were consolidated in September 2004. Several minority shareholders joined these proceedings via a third party intervention in support of the plaintiffs. The
Purchaser joined the proceedings via a third party intervention in support of
Celanese. Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July
30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders. These actions will be withdrawn pursuant to the Settlement Agreement (see Note 31).

     Twenty-seven minority shareholders filed lawsuits (Anfechtungs- und
Nichtigkeitsklagen) in May and June of 2005 in the Frankfurt District Court
(Landgericht) contesting the shareholder resolutions passed at the annual general meeting of Celanese held May 19-20, 2005, which confirmed the resolutions passed at the July 30-31, 2004 extraordinary general meeting approving the Domination Agreement and a change in Celanese's fiscal year. Of these lawsuits, thirteen minority shareholders also contest the resolutions regarding the ratification (Entlastung) of the acts of the members of the board of management and the Supervisory Board; two minority shareholders also contest the resolutions regarding the election of the statutory auditors for the 2005 fiscal year, as well as the amendment of the articles of association; and eight minority shareholders also contest the dismissal of the motion to hold a special investigation (Sonderprufung) and have asked the court to declare that the annual general meeting resolved in favor of

such an investigation (positive Beschlussfestellungsklage). All of these actions are based, among other things, on the alleged violation of procedure requirements and information rights of the shareholders.

     In February 2006 the court upheld only the challenge to the resolutions regarding the ratification (Entlastung) of the aicts of the members of the board of management and the supervisory board. All other claims, including those contesting the confirmatory resolutions, were dismissed. This decision is subject to appeal. In conjunction with the acquisition of 5.9 million CAG shares from two shareholders in August 2005, two of those lawsuits relating to the resolutions confirming the contested resolutions at the extraordinary general meeting and the ratification of the acts of the members of the board of management and Supervisory Board, as well as the dismissal of the special investigation were withdrawn in August 2005. A further ten of these lawsuits will be withdrawan pursuant to the Settlement Agreement (see Note 31).

     Celanese is also a defendant in five actions filed in the Frankfurt
District Court (Landgericht) requesting that the court declare some or all of the shareholder resolutions passed at the extraordinary general meeting of
Celanese on July 30 and 31, 2004 null and void (Nichtigkeitsklage), based on allegations that certain formal requirements necessary in connection with the invitation to the extraordinary general meeting of Celanese had been violated.

     The Frankfurt District Court (Landgericht) has suspended the proceedings regarding the resolutions passed at the July 30-31, 2004 extraordinary general meeting of Celanese described above as long as the lawsuits contesting the confirmatory resolutions are pending.

     Further, on August 2, 2004, two minority shareholders instituted public register proceedings with each of the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court (Landgericht), both with a view to have the registration of the Domination Agreement in the Commercial Register deleted
(Amtsloschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting of Celanese, an alleged undercapitalization of the Purchaser and an alleged misuse of discretion by the competent court with respect to the registration of the Domination
Agreement in the Commercial Register. In April 2005, the court of appeals
(Oberlandesgericht) rejected the demand by one shareholder for injunctive relief, and in June 2005 the Frankfurt District Court (Landgericht) ruled that it does not have jurisdiction over this matter. One of the claims in the
Koenigstein Local Court (Amtsgericht) is still pending, and the other will be withdrawn pursuant to the Settlement Agreement (see Note 31).

     In February 2005, a minority shareholder also brought a lawsuit against the
Purchaser, as well as a former member of Celanese's board of management and a former member of Celanese's Supervisory Board, in the Frankfurt District Court
(Landgericht). Among other things, this action seeks to unwind the tender of the plaintiff's shares in the Acquisition and seeks compensation for damages suffered as a consequence of tendering such shares. The court ruled against the plaintiff in this matter in June 2005. The plaintiff appealed this decision with respect to the Purchaser and the former member of the Celanese board of management; however, with respect to the former member of the Celanese
Supervisory Board, the plaintiff has withdrawn his appeal. This lawsuit will be withdrawn pursuant to the Settlement Agreement (see Note 31).

     Based upon information available as of February 8, 2006, the outcome of the foregoing proceedings cannot be predicted with certainty. Except for certain challenges on limited grounds, the time period to bring forward challenges
(Anfechtungsklagen) has expired.

     Several minority shareholders of Celanese had initiated special award proceedings (Spruchverfahren) seeking the court's review of the amounts of the fair cash compensation (Abfindung) and of the guaranteed fixed annual payment
(Ausgleich) offered under the Domination Agreement. As a result of these proceedings, the amount of the fair cash consideration and the guaranteed fixed annual payment offered under the Domination Agreement could be increased by the court so that all minority shareholders, including those who have already tendered their shares into the Mandatory Offer and have received the fair cash compensation could claim the respective higher amounts. The court dismissed all of these proceedings in March 2005 on the grounds of inadmissibility.
Thirty-three of these matters have been appealed, but seven of the appellants have withdrawn their appeals in light of the Purchaser's agreement with certain minority shareholders, pursuant to which the Purchaser agreed to increase the compensation of (euro)41.92 per share of Celanese set forth in the Domination
Agreement by (euro)9.08 to (euro)51.00 for all outside shareholders who waive their rights to conduct award proceedings (Spruchverfahren) and their right to any proceeds from such proceedings by September 29, 2005. On January 16, 2006 decisions by the Frankfurt am Main Higher Regional Court (Oberlandesgericht)
were served on Celanese ruling that 23 applications are admissable. The proceedings will therefore continue in the Frankfurt am Main District Court
(Landgericht).

     Based upon the information available as of February 8, 2006, the outcome of the foregoing proceedings that were not part of the Settlement Agreement cannot be predicted with certainty (see Note 31).

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

     Celanese has accrued for all probable and reasonably estimable losses associated with all known matters or claims that have been brought to its attention (See Note 27).

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

     Based on Celanese's estimate of the probability of loss under this indemnification, Celanese had reserves of less than (euro)1 million as of
September 30, 2005, for this contingency. Where Celanese is unable reasonably to determine the probability of loss or estimate such loss under an indemnification, Celanese has not recognized any related liabilities (See Note
27).

     Celanese has also undertaken in the Demerger Agreement to indemnify Hoechst to the extent that Hoechst is required to discharge liabilities, including tax liabilities, associated with businesses that were included in the demerger where such liabilities were not demerged, due to legal restrictions on the transfers of such items. These indemnities do not provide for any monetary or time limitations. Celanese has not provided for any reserves associated with this indemnification. Celanese did not make any payments to Hoechst in the period
August 25, 2005 to September 30, 2005, the period October 1, 2004 to August 24,
2005, the nine months ended September 30, 2004 or the year ended December 31,
2003 in connection with this indemnification.

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

     Since the demerger, Celanese together with its affiliates divested in the aggregate over 20 businesses, investments and facilities, through agreements containing indemnifications or guarantees to the purchasers. Many of the obligations contain monetary and/or time limitations, ranging from one year to
30 years, the aggregate amount of guarantees provided for under these agreements is approximately (euro)2.1 billion as of September 30, 2005. Other agreements do not provide for any monetary or time limitations.

     Based on Celanese's historical claims experience and its knowledge of the sites and businesses involved, the Company believes that it is adequately reserved for these matters. As of September 30, 2005, Celanese has reserves in the aggregate of (euro)4 million for all such environmental matters.

     Other Matters

     In the normal course of business, Celanese enters into commitments to purchase goods and services over a fixed period of time. Celanese maintains a number of "take-or-pay" contracts for the purchase of raw materials and utilities. As of September 30, 2005 and 2004, there were outstanding commitments of approximately (euro)650 million and (euro)571 million, respectively, under take-or-pay contracts. Celanese does not expect to incur any losses under these contractual arrangements. Additionally, as of September 30, 2005, there were outstanding commitments relating to capital projects of approximately (euro)25 million.

         From time to time, certain of Celanese Corporation's foreign subsidiaries have made sales of acetate, sweeteners and polymer products to countries that are or have previously been subject to sanctions and embargoes imposed by the US government. These countries include Iran, Sudan and Syria, three countries currently identified by the U.S. State Department as terrorist-sponsoring states and other countries that previously have been identified by the U.S. State Department as terrorist-sponsoring states, or countries to which sales have been regulated in connection with other foreign policy concerns. Approximately (euro)9 million of these sales by Celanese
Corporation's foreign subsidiaries over a five year period may be in violation of regulations of the United States Treasury Department's Office of Foreign
Assets Control, or OFAC, or the United States Department of Commerce's Bureau of
Industry and Security. Approximately (euro)5 million of these sales were made by the Company or its subsidiaries. In addition, Celanese Corporation has discovered that the Company made approximately (euro)150,000 of sales of emulsions to Cuba which were apparently in violation of OFAC regulations. Cuba is also currently identified by the U.S. State Department as a terrorist-sponsoring state. Celanese Corporation has informed the U.S. Treasury
Department and the U.S. Department of Commerce of both of these matters and is currently engaged in discussions with the Departments. The inquiry into these transactions is continuing. None of the aforementioned sales were in violation of German law. To the extent Celanese Corporation or the Company violated any regulations with respect to the above or other transactions, Celanese
Corporation or the Company may be subject to fines or other sanctions, including possible criminal penalties, which may result in adverse business consequences.
Neither the Company nor Celanese Corporation expect these matters to have a material adverse effect on their respective financial position, results of operations and cash flows (See Note 31).

27. ENVIRONMENTAL

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

     For the period August 25, 2005 to September 30, 2005, the period October 1,
2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, Celanese's worldwide expenditures, including expenditures for legal compliance, internal environmental initiatives and remediation of active, orphan and divested sites were (euro)2 million, (euro)22 million, (euro)20 million and (euro)25 million, respectively. Capital project related environmental expenditures during the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003, included in worldwide expenditures, were (euro)0 million, (euro)1 million, (euro)1 million and (euro)2 million, respectively. Environmental reserves for remediation matters were (euro)6 million and (euro)6 million as of September 30,
2005 and 2004, respectively. (See Notes 15 and 17)

     Remediation - Due to its industrial history and through retained contractual and legal obligations, Celanese has the obligation to remediate specific areas on its own sites as well as on divested sites. In addition, as part of the Demerger Agreement with Hoechst, a specified portion of the responsibility for environmental liabilities from a number of Hoechst divestitures was transferred to Celanese. Celanese has provided for such obligations when the event of loss is probable and reasonably estimable.

     The total remediation efforts charged to earnings before tax was less than
(euro)1 million for the period August 25, 2005 to September 30, 2005, the period
October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and the year ended December 31, 2003 for each of the respective periods. Management believes that the environmental related costs will not have a material adverse effect on the financial position of Celanese, but may have a material adverse effect on the results of operations or cash flows in any given accounting period.

     German InfraServs - On January 1, 1997, coinciding with a reorganization of the Hoechst businesses in Germany, real estate service companies ("InfraServs")
were created to own directly the land and property and to provide various technical and administrative services at each of the manufacturing locations.
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

     The Infraserv partnership agreements provide that, as between the partners, each partner is responsible for any contamination caused predominantly by such partner. Any liability, which cannot be attributed to an InfraServ partner and for which no third party is responsible, is required to be borne by the
InfraServ in

question. In view of this potential obligation to eliminate residual contamination, the InfraServs, primarily relating to equity and cost affiliates which are not consolidated by Celanese, have reserves of (euro)59 million as of both September 30, 2005 and 2004.

     If an InfraServ partner defaults on its respective indemnification obligations to eliminate residual contamination, the owners of the remaining participation in the InfraServ companies have agreed to fund such liabilities, subject to a number of limitations. To the extent that any liabilities are not satisfied by either the InfraServs or their owners, these liabilities are to be borne by Celanese in accordance with the Demerger Agreement. However, Hoechst will reimburse Celanese for two-thirds of any such costs. Likewise, in certain circumstances Celanese could be responsible for the elimination of residual contamination on a few sites that were not transferred to InfraServ companies, in which case Hoechst must reimburse Celanese for two-thirds of any costs so incurred. The German InfraServs are owned partially by Celanese, as noted below, and the remaining ownership is held by various other companies. Celanese's ownership interest and environmental liability participation percentages for such liabilities which cannot be attributed to an InfraServ partner were as follows as of September 30, 2005:

COMPANY                                  OWNERSHIP %   LIABILITY %
--------------------------------------   -----------   -----------
InfraServ GmbH & Co. Gendorf KG.......       39.0%        10.0%
InfraServ GmbH & Co. Oberhausen KG....       98.0%        75.0%
InfraServ GmbH & Co. Knapsack KG......       27.0%        22.0%
InfraServ GmbH & Co. Kelsterbach KG...      100.0%       100.0%
InfraServ GmbH & Co. Hoechst KG.......       31.2%        40.0%
InfraServ GmbH & Co. Wiesbaden KG.....       17.9%         0.0%
InfraServ Verwaltungs GmbH............      100.0%         0.0%

     Hoechst Liabilities - In connection with the Hoechst demerger, Celanese agreed to indemnify Hoechst for the first (euro)250 million of future remediation liabilities for environmental damages arising from 19 specified divested Hoechst entities. As of September 30, 2005 and 2004, Celanese has reserves of less than (euro)1 million and (euro)2 million, respectively, for these matters which are included as a component of the total environmental reserves. As of September 30, 2005 and 2004 and December 31, 2003, Celanese has
made total cumulative payments of (euro)13 million, (euro)12 million and
(euro)12 million, respectively. If such future liabilities exceed (euro)250 million, Hoechst will bear such excess up to an additional (euro)500 million.
Thereafter, Celanese will bear one-third and Hoechst will bear two-thirds of any further environmental remediation liabilities. Where Celanese is unable to reasonably determine the probability of loss or estimate such loss under this indemnification, Celanese has not recognized any liabilities relative to this indemnification.

28. SPECIAL CHARGES

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

     The components of special charges for the period August 25, 2005 to
September 30, 2005, the period October 1, 2004 to August 24, 2005, the nine months ended September 30, 2004 and for the year ended December 31, 2003 were as follows:

                                                        SUCCESSOR                   PREDECESSOR
                                                      -------------   -----------------------------------------
                                                        AUGUST 25,    OCTOBER 1,    NINE MONTHS
                                                         2005 TO       2004 TO         ENDED        YEAR ENDED
                                                      SEPTEMBER 30,   AUGUST 24,   SEPTEMBER 30,   DECEMBER 31,
                                                          2005           2005           2004           2003
                                                      -------------   ----------   -------------   ------------
                                                                         (IN (EURO) MILLIONS)

Employee termination benefits                               --              2             5              10
Plant/office closures                                       --              3            --               6
Restructuring adjustments                                   --             --             1              --
                                                           ---            ---           ---             ---
   Total Restructuring                                      --              5             6              16
Sorbates antitrust matters                                  --             --            --              84
Plumbing actions                                            --             --            --              --
Asset impairments                                            1             44            --              --
Third-party reimbursements of restructuring charges         --             --            --              --
Other                                                       --             --            20               1
                                                           ---            ---           ---             ---
   Total Special Charges                                     1             49            26             101
                                                           ===            ===           ===             ===

     The components of the September 30, 2005 and 2004 restructuring reserves were as follows:

                                                   EMPLOYEE
                                                 TERMINATION       PLANT/OFFICE
                                                   BENEFITS    CLOSURES/ADJUSTMENTS   TOTAL
                                                 -----------   --------------------   -----
                                                             (IN (EURO) MILLIONS)

PREDECESSOR
Restructuring reserve at December 31, 2003....        17                  2             19
   Restructuring additions....................         5                  1              6
   Cash and noncash uses......................        (7)                (3)           (10)
   Other changes..............................        --                 --             --
                                                     ---                ---            ---
Restructuring reserve at September 30, 2004...        15                 --             15
   Restructuring additions....................         2                  3              5
   Cash and noncash uses......................        (5)                (3)            (8)
   Other changes..............................        --                 --             --
                                                     ---                ---            ---
Restructuring reserve at August 24, 2005......        12                 --             12

SUCCESSOR
   Restructuring additions....................        --                 --             --
   Cash and noncash uses......................        --                 --             --
   Other changes..............................        --                 --             --
                                                     ---                ---            ---
Restructuring reserve at September 30, 2005...        12                 --             12
                                                     ===                ===            ===

     2005

     During the period from August 25, 2005 to September 30, 2005, Celanese recorded expense of (euro)1 million in special charges, which consisted of
(euro)0 million of restructuring charges and (euro)1 million of expense related to fixed asset impairments incurred as a result of the Company's decision to divest its COC business.

     During the period from October 1, 2004 to August 24, 2005, Celanese recorded expense of (euro)49 million in special charges, which consisted of
(euro)5 million of restructuring charges and (euro)44 million of expense from other special charges. The (euro)5 million of additions to the restructuring reserve included employee severance costs of (euro)2 million and (euro)3 million of plant closure costs related to the shutdown of the obsolete synthesis gas unit in Germany. The (euro)44 million addition to other special charges related to fixed asset impairments incurred as a result of the Company's decision to divest its COC business.

                                      F-59

     2004

     For the nine months ended September 30, 2004, Celanese recorded expense of
(euro)26 million in special charges, which consisted of (euro)6 million of restructuring charges and approximately (euro)20 million from other special charges. The (euro)6 million of additions to the restructuring reserve included primarily employee severance costs of (euro)5 million and plant and restructuring adjustments of (euro)1 million. Within other special charges there was approximately (euro)20 million of expenses for advisory services related to the acquisition of Celanese by the Purchaser.

     2003

     In 2003, Celanese recorded expense of (euro)101 million in special charges, which consisted of (euro)16 million of restructuring charges, and (euro)85 million of expense from other special charges. The (euro)16 million of additions to the restructuring reserve included employee severance costs of (euro)10 million and plant and office closure costs of (euro)6 million. Within other special charges there was expense of (euro)84 million for antitrust matters in the sorbates industry, primarily related to a decision by the European
Commission.

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

     The segment management reporting and controlling systems are based on the same accounting policies as those described in the summary of significant accounting policies in Note 4. Celanese evaluates performance based on operating profit, net earnings, cash flows and other measures of financial performance reported in accordance with U.S. GAAP.

     Sales and revenues related to transactions between segments are generally recorded at values that approximate third-party selling prices. Revenues and long-term assets are allocated to countries based on the location of the business. Capital expenditures represent the purchase of property, plant and equipment.

                                             CHEMICAL          PERFORMANCE    TOTAL
                                             PRODUCTS  TICONA    PRODUCTS   SEGMENTS  RECONCILIATION (1)  CONSOLIDATED
                                             --------  ------  -----------  --------  ------------------  ------------
                                                                        (IN (EURO) MILLIONS)

SUCCESSOR:

AS OF SEPTEMBER 30, 2005 AND FOR THE PERIOD
   AUGUST 25, 2005 TO SEPTEMBER 30, 2005
Sales to external customers                     175       43        16         234              4              238
Inter-segment revenues                            5       --        --           5             (5)              --
Operating profit (loss)                          (4)       1         2          (1)            (1)              (2)
Earnings (loss) from continuing operations
   before tax and minority interests             (3)       3         1           1              4                5
Depreciation and amortization                     1        2         2           5              2                7
Capital expenditures                              6        2        --           8             --                8
Special charges                                  --       (1)       --          (1)            --               (1)
Goodwill and intangible assets, net             151      186       111         448             --              448
Total assets                                  1,190      658       288       2,136          1,784            3,920

PREDECESSOR:

FOR THE PERIOD OCTOBER 1, 2004 TO
   AUGUST 24, 2005
Sales to external customers................   1,462      340       126       1,928             44            1,972
Inter-segment revenues.....................      51       --        --          51            (51)              --
Operating profit (loss)....................     241       13        44         298            (42)             256
Earnings (loss) from continuing operations
   before tax and minority interests.......     236       23        40         299             32              331
Depreciation and amortization..............      40       19         2          61              1               62
Capital expenditures.......................      44       19         3          66              2               68
Special charges............................      (4)     (45)       --         (49)            --              (49)

AS OF AND FOR THE NINE MONTHS ENDED
   SEPTEMBER 30, 2004
Sales to external customers................   1,066      299       111       1,476             44            1,520
Inter-segment revenues.....................      49       --        --          49            (49)              --
Operating profit (loss)....................     107       40        33         180            (68)             112
Earnings (loss) from continuing operations
   before tax and minority interests.......     119       43        32         194            (37)             157
Depreciation and amortization..............      48       23         4          75             (1)              74
Capital expenditures.......................      22       19         1          42             --               42
Special charges............................      (2)      (4)       --          (6)           (20)             (26)
Goodwill and intangible assets, net........     181      219        64         464             --              464
Total assets (2)...........................   2,160    1,218        75       3,453          1,887            5,340

AS OF AND FOR THE YEAR ENDED DECEMBER 31,
   2003:
Sales to external customers................   1,444      365       150       1,959             82            2,041
Inter-segment revenues.....................      81       --        --          81            (81)              --
Operating profit (loss)....................     124       16       (39)        101            (63)              38
Earnings (loss) from continuing operations
   before tax and minority interests.......     129       14       (39)        104            (38)              66
Depreciation and amortization..............      64       25         6          95              2               97
Capital expenditures.......................      51       31         2          84              3               87
Special charges............................      (3)     (14)      (84)       (101)            --             (101)
Goodwill and intangible assets, net........     185      219        64         468              1              469
Total assets (2)...........................   2,189    1,165       136       3,490          1,905            5,395

(1)  Column includes balances due from Related Entities (See Note 7), corporate center costs for support services such as legal, accounting and treasury functions, the elimination of inter-segment sales and assets and liabilities not allocated to a segment.

(2)  Total assets in these periods include the assets of discontinued operations
     (See Note 8).

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

                                         NORTH   THEREOF  THEREOF  THEREOF          THEREOF         THEREOF   REST OF
                                        AMERICA    USA     CANADA   MEXICO  EUROPE  GERMANY  ASIA  SINGAPORE   WORLD   CONSOLIDATED
                                        -------  -------  -------  -------  ------  -------  ----  ---------  -------  ------------
                                                                           (IN (EURO) MILLIONS)

SUCCESSOR:

AS OF SEPTEMBER 30, 2005 AND FOR THE
   PERIOD AUGUST 25, 2005 TO
   SEPTEMBER 30, 2005:
Total assets..........................      14        7      --        7    3,509    3,418    378     210        19        3,920
Property, plant and equipment, net....      --       --      --       --      456      414    124      87         4          584
Operating profit (loss)...............      --       --      --       --       (5)      (7)     2       2         1           (2)
Net sales.............................       4        2      --        2      160      134     72      69         2          238
Depreciation and amortization.........      --       --      --       --        6        5      1       1        --            7
Capital expenditures..................      --       --      --       --        5        3      3      --        --            8

PREDECESSOR:

AS OF AUGUST 24, 2005 AND FOR THE
   PERIOD OCTOBER 1, 2004 TO
   AUGUST 24, 2005:
Total assets..........................      15        7      --        8    3,376    3,289    397     252        19        3,807
Property, plant and equipment, net....      --       --      --       --      387      346    141     107         4          532
Operating profit (loss)...............       3        2      --        1       86       67    165     163         2          256
Net sales.............................      40       28      --       12      988      768    921     890        23        1,972
Depreciation and amortization.........      --       --      --       --       52       48     10      10        --           62
Capital expenditures..................      --       --      --       --       45       39     22       1         1           68

AS OF AND FOR THE NINE MONTHS ENDED
   SEPTEMBER 30, 2004:
Total assets (1)......................   3,259    2,551     223      485    1,487    1,345    363     214       231        5,340
Property, plant and equipment, net....      --       --      --       --      437      402    125     115         4          566
Operating profit (loss)...............      12       12      --       --       26       12     73      71         1          112
Net sales.............................      35       26      --        9    1,135    1,055    334     313        16        1,520
Depreciation and amortization.........      --       --      --       --       58       56     16      16        --           74
Capital expenditures..................      --       --      --       --       35       32      7       2        --           42

AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 2003:
Total assets (1)......................   3,310    2,579     247      484    1,481    1,327    361     220       243        5,395
Property, plant and equipment, net....      --       --      --       --      457      421    133     128         2          592
Operating profit (loss)...............       1        1      --       --      (14)     (31)    48      46         3           38
Net sales.............................      45       36      --        9    1,544    1,418    432     405        20        2,041
Depreciation and amortization.........      --       --      --       --       73       68     24      24        --           97
Capital expenditures..................      --       --      --       --       83       79      4       2        --           87

(1)  Total assets in these periods include the assets of discontinued operations
     (See Note 8).

30. SUBSEQUENT EVENTS TO FEBRUARY 8, 2006

     In December 2005, Celanese divested its COC business to a venture between
Japan's Daicel Chemical Industries Ltd. ("Daicel") and Polyplastics Co.
("Polyplastics"), a venture of the Company's ultimate parent Celanese
Corporation. Daicel holds a majority stake in the venture with a 55 percent interest and Polyplastics, a venture between Daicel and Ticona LLC owns the remaining 45 percent. The transaction will result in a loss of approximately
(euro)30 million.

     In December 2005, Celanese sold a majority of its ownership interest in
Pemeas GmbH. As a result of this transaction, the Company will no longer be the primary beneficiary of the variable interest entity and therefore, will deconsolidate the entity effective December 31, 2005. Celanese recorded a net gain of approximately (euro)1 million related to the transaction.

31. SUBSEQUENT EVENT UPDATE

     In March 2006, the Company transferred its new state-of-the-art vinyl acetate ethylene and conventional emulsion polymer facility in China to Celanese
Corporation. Startup target for the China operations is expected to be in the first half of 2007.

   From time to time, certain of Celanese Corporation's foreign subsidiaries, including subsidiaries of the Company, have made sales of acetate, sweeteners and polymer products to customers in countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government. These countries include Cuba, Iran, Sudan and Syria, four countries currently identified by the U.S. State Department as terrorist-sponsoring states and other countries that previously have been identified by the U.S. State Department as terrorist-sponsoring states, or countries to which sales have been regulated in connection with other foreign policy concerns. In September 2005, Celanese
Corporation began an investigation of these transactions and initially identified approximately (euro)9 million of sales by Celanese Corporation's foreign subsidiaries that may be in violation of regulations of the United
States Treasury Department's Office of Foreign Assets Control, or OFAC, or the
United States Department of Commerce's Bureau of Industry and Security. Celanese
Corporation now believes that approximately (euro) 4 million of these sales may actually be in violation of U.S. laws or regulations. Approximately (euro)4 million of the sales initially identified and less than (euro)1 million of the sales that may actually be in violation were made by the Company or its subsidiaries. The potential violations uncovered by the investigation include approximately (euro)150,000 of sales of emulsions to Cuba. Sales to Cuba are violations of OFAC regulations. In addition, we have recently discovered that the Company's sales office in Turkey sold polymer products to companies in Iran and Syria, including indirectly selling product through other companies located in non-embargoed locations. These transactions may have involved an intentional violation of our policies and U.S. federal regulations by employees of the
Company's office in Turkey. However, sales from our office in Turkey to all customers are approximately (euro)10 million annually. The investigation of potentially prohibited sales is ongoing and we can not yet be certain of the number of these transactions, the sales amounts or the identity of every individual who may have been involved.

         Celanese Corporation has voluntarily disclosed these matters to the
U.S. Treasury Department and the U.S. Department of Commerce, and they are currently engaged in discussions with them. None of the aforementioned sales were in violation of German law. Celanese Corporation and the Company have also taken corrective actions, including directives to senior business leaders prohibiting such sales, as well as modifications to our accounting systems that are intended to prevent the initiation of sales to countries that are subject to the U.S. Treasury Department or the U.S. Department of Commerce restrictions.

         If violations of the U.S. export control laws are found Celanese
Corporation and the Company could be subject to civil penalties of up to $50,000 per violation, and criminal penalties could range up to the greater of $1 million per violation, or five times the value of the goods sold. If such violations occurred, the U.S. Government could deny Celanese export privileges.
The ultimate resolution of this matter is subject to completion of our investigation and a final ruling or settlement with the U.S. government.
Accordingly, we cannot estimate the potential sanctions relating to this matter.
There can be no assurance that any governmental investigation or our own investigation of these matters will not conclude that violations of applicable laws have occurred or that the results of these investigations will not have a material adverse effect on our business and results of operations.

     A number of minority shareholders have filed lawsuits in the Frankfurt
District Court (Landgericht) that, among other things, request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004, as well as the confirmatory resolutions passed at the annual general meeting held on May 19 and 20, 2005. On March 6, 2006, the
Purchaser and Celanese signed a settlement agreement with eleven minority shareholders who had filed such lawsuits (the "Settlement Agreement"). Pursuant to the Settlement Agreement, the plaintiffs agreed to withdraw the actions to which they are a party and to recognize the validity of the Domination Agreement in exchange for the Purchaser to offer at least (euro)51.00 per share as cash consideration to each shareholder who will cease to be a shareholder in the context of the Squeeze-Out. The Purchaser further agreed to make early payment of the guaranteed annual payment (Ausgleich) pursuant to the Domination
Agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed annual payment normally would have come due following the annual general meeting in 2007; however, pursuant to the Settlement Agreement, it will be made on the first banking day following the Celanese's annual general meeting that commences on May 30, 2006. To receive the early compensation payment, the respective minority shareholder will have to declare that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the
Domination Agreement is settled by such early payment and that (ii) in this respect, he indemnifies the Purchaser against compensation claims by any legal successors to his shares.

                          CELANESE AG AND SUBSIDIARIES
                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
             FOR THE PERIODS AUGUST 25, 2005 TO SEPTEMBER 30, 2005,
            OCTOBER 1, 2004 TO AUGUST 24, 2005 AND SEPTEMBER 30, 2004
                              (IN (EURO) MILLIONS)

                                                              ADDITIONS
                                                        ---------------------
                                           BALANCE AT   CHARGED TO    CHARGED                     BALANCE
                                            BEGINNING    COSTS AND   TO OTHER                      AT END
                                            OF PERIOD    EXPENSES    ACCOUNTS   DEDUCTIONS (A)   OF PERIOD
                                           ----------   ----------   --------   --------------   ---------

SUCCESSOR:
AUGUST 25, 2005 TO SEPTEMBER 30, 2005
   Deducted from asset accounts:
      Allowance for Doubtful Accounts...        5           --          --             --            5
      Valuation allowance for deferred
         tax assets ....................       18           --          --             --           18

PREDECESSOR:
OCTOBER 1, 2004 TO AUGUST 24, 2005
   Deducted from asset accounts:
      Allowance for Doubtful Accounts...        7           --          --          (2) (b)          5
      Valuation allowance for deferred
         tax assets ....................       10            8          --             --           18
NINE MONTHS ENDED SEPTEMBER 30, 2004
    Deducted from asset accounts:
      Allowance for Doubtful Accounts...        6            2          --          (1) (b)          7
      Valuation allowance for deferred
         tax assets ....................        4            6          --             --           10

----------
(a)  Includes foreign currency translation effects

(b)  Uncollected accounts written off, net of recoveries

